Form 10-K, Exhibit 13
period 2002-06-29
LEE SARA CORP
filed 2002-09-25
CIK 23666

FINANCIAL SUMMARY

	Years ended
	June 29, 2002 (1)	June 30, 2001 (2)	July 1, 2000	July 3, 1999 (3,5)	June 27, 1998 (4)
	Dollars in millions except per share data
Results of Operations
Continuing Operations
Net sales	$17,628	$16,632	$16,454	$16,277	$16,526
Operating income (loss)(6)	1,771	2,453	2,041	2,071	(28)
Income (loss) before income taxes	1,185	1,851	1,567	1,570	(531)
Income (loss)	1,010	1,603	1,158	1,131	(575)
Effective tax rate	14.7%	13.4%	26.1%	28.0%	8.2%
Income (loss) per common share
Basic	1.27	1.94	1.31	1.24	(.63)
Diluted	1.23	1.87	1.27	1.19	(.63)
Net income (loss)	1,010	2,266	1,222	1,191	(523)
Net income (loss) per common share
Basic	1.27	2.75	1.38	1.31	(.57)
Diluted	1.23	2.65	1.34	1.26	(.57)

Financial Position
Total assets	$13,753	$10,167	$11,611	$10,292	$10,784
Total debt	5,515	3,221	4,683	3,344	3,061
Operating cash flow to total debt(7)	29.3%	42.0%	29.8%	41.4%	55.0%
Return on invested capital(8)	15.1%	21.2%	22.0%	21.5%	16.0%

Per Common Share(9)
Dividends	$.595	$.57	$.53	$.49	$.45
Book value at year-end	2.22	1.43	1.46	1.43	1.97
Market value at year-end	20.64	18.94	19.31	22.50	28.31
Shares Used in the Determination of Net Income per Share
Basic (in millions)	785	819	875	903	939
Diluted (in millions)	818	854	912	944	939

Other Information
Cash flow—Net cash from operating activities	$1,735	$1,496	$1,540	$1,603	$1,935
Depreciation	471	392	402	352	409
Capital expenditures	669	532	647	535	474
Media advertising expense	425	393	391	414	401
Total advertising and promotion expense	898	939	928	1,023	1,070
Common stockholders of record	74,500	78,400	82,600	83,300	85,100
Number of employees	154,900	141,500	154,200	133,900	134,800

(1)	In 2002, the charges for exit activities and business dispositions reduced income before income taxes and net income by $170 and $101, respectively.
(2)
In 2001, the gain on the disposal of Coach of $967, net of the charges for exit activities and business dispositions of $554, had the following impacts on continuing operations—income before income taxes and income increased $413 and $467, respectively. Including the after-tax gain on the sale of PYA/Monarch of $638, recorded as discontinued operations, and the previous items, net income increased $1,105.

(3)
In 1999, the gain on the sale of the tobacco business of $137, net of the product recall charge of $76, had the following impacts on continuing operations—income before income taxes and income increased $61 and $47, respectively. Net income increased $47 as a result of these items.

(4)
In 1998, a restructuring provision had the following impacts on continuing operations—income before income taxes and income were reduced by $2,038 and $1,624, respectively. Net income was reduced by $1,625 as a result of the restructuring.

(5)	53-week year.
(6)	Operating income (loss) is reconciled to income from continuing operations in the business segment information note to the consolidated financial statements.
(7)	Net cash flow from operating activities as a percentage of total balance sheet debt and imputed lease liabilities.
(8)
The numerator in the Return on Invested Capital (ROIC) computation consists of net income, excluding unusual items, plus after-tax interest, amortization and the cash generated or used from the change in deferred taxes. The denominator in the ROIC computation, excluding unusual items, consists of the monthly average of total assets less payables, accruals and investments in associated companies for the year.

(9)	Restated for the 2-for-1 stock split in 1999.

The consolidated financial statements and notes should be read in conjunction with the Financial Summary.

FINANCIAL REVIEW

This Financial Review discusses the corporation’s results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued but are not yet effective. This discussion should be read in conjunction with the consolidated financial statements and related notes thereto contained elsewhere in this Annual Report.

During 2002, the corporation adopted the provisions of Emerging Issues Task Force (EITF) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer.” This EITF statement established requirements for the recognition, measurement and display of certain sales incentives. All prior period financial statements have been restated for the adoption of EITF Issue 01-9. The restatement of prior period financial statements had no impact on income from continuing operations, net income, earnings per share or the financial condition of the corporation. The restatement of prior period financial statements did, however, result in the reclassification of certain amounts within the consolidated statements of income. With these adjustments, in 2001, net sales decreased by $1,115 million, cost of sales increased by $35 million and selling, general and administrative expenses decreased by $1,150 million. In 2000, net sales decreased by $1,057 million, cost of sales increased by $24 million and selling, general and administrative expenses decreased by $1,081 million. The discussion within this Financial Review reflects these adjustments.

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2002, 2001 and 2000 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

Review of Consolidated Results of Operations—2002 Compared With 2001

Items Affecting Comparability between 2002 and 2001—There are three items affecting the comparability of the consolidated statements of income and segment operating results. A description of these items follows:

Business Reshaping—In May 2000, a program to reshape the business activities of the corporation (Reshaping) was announced. The primary objectives of this program were to: 1) divest PYA/Monarch, a domestic foodservice business, and focus on the global operations of the Sara Lee Foods, Beverage, Intimates and Underwear and Household Products segments; 2) divest the Coach accessories business and focus the Intimates and Underwear segment around operations that market basic, nonfashion, repeat purchase branded apparel items; 3) divest certain other businesses that have limited growth opportunities and low returns; and 4) improve the competitive structure of the corporation by exiting certain high-cost manufacturing, distribution and administrative activities. The corporation’s results for 2002 and 2001 were affected by the Reshaping program as follows:

•
In 2002, the corporation’s Reshaping program includes certain defined exit activities and the disposition of a number of businesses. The actions approved by the corporation’s management resulted in a pretax charge of $170 million and a reduction in net income of $101 million, or $.12 per diluted share. The $170 million pretax charge consists of a $165 million net charge for the cost of defined exit activities and a $5 million charge related to the net impact of certain planned business dispositions. The net pretax charge is recognized in the results of the operating segments as follows: Sara Lee Meats—a charge of $33 million; Sara Lee Bakery—a charge of $50 million; Beverage—a charge of $7 million; and Intimates and Underwear—a charge of $80 million. The net pretax charge is displayed in the following lines of the consolidated statement of income—a $177 million charge is reflected on “Unusual items—Charges for exit activities and business dispositions” and a $7 million credit is reflected on “Cost of sales—product line exit costs.” These actions and the related financial impacts are referred to as unusual items in this discussion of 2002 operating results.

•
In 2001, Reshaping actions were approved to dispose of certain non-core businesses and exit a number of defined business activities. As a result, the corporation recognized a $554 million pretax charge related to certain defined exit activities and the disposal of a number of businesses. The $554 million charge consists of a $341 million charge related to the anticipated losses on the disposition of businesses and a $213 million charge related to the cost of certain defined exit activities. The charge reduced net income by $500 million and diluted earnings per share by $.59. The pretax charge reduced the operating income in the corporation’s business segments as follows: Sara Lee Meats—a charge of $70 million; Sara Lee Bakery—a charge of $59 million; Beverage—a charge of $8 million; Household Products—a charge of $3 million; Intimates and Underwear—a charge of $411 million; and the corporate headquarters—a charge of $3 million. The net pretax charge is displayed in the following lines of the consolidated statement of income—a $528 million charge is reflected on “Unusual items—Charges for exit activities and business dispositions” and a $26 million charge is reflected on “Cost of sales—product line exit costs.”

The exit activities associated with the Reshaping program to date are intended to improve the competitive structure of the corporation and are expected to result in savings of $230 million in 2004. Operating income was favorably impacted during 2002 by $89 million of cost savings associated with completed exit activities.

•
A tax-free gain of $967 million, or $1.13 of diluted earnings per share, was recognized on the disposition of the Coach business in 2001. This disposition took place in two steps. In October 2000, the corporation’s Coach subsidiary completed an initial public offering of 19.5% of its common stock. Cash proceeds of $122 million were received and a tax-free gain of $105 million was recognized upon completion of the offering. In April 2001, the second step of the disposition was completed when the corporation’s remaining 80.5% ownership interest in Coach was exchanged with third parties for 41.4 million shares of Sara Lee common stock. The market value of the Coach shares disposed of was $998 million, and an $862 million gain was recognized on this tax-free transaction.

•
In December 2000, the corporation sold its PYA/Monarch foodservice distribution business and received cash proceeds of $1,559 million. The disposition resulted in a gain before income taxes of $1,126 million and an after-tax gain of $638 million, or $.75 of diluted earnings per share. The PYA/Monarch foodservice operation constituted a reportable segment of the corporation, and as a result, this gain has been recognized as a discontinued operation in the accompanying consolidated financial statements.

These actions and the related financial impacts are referred to as unusual items in this discussion of 2001 operating results.

Excluding PYA/Monarch, the businesses disposed of as part of the Reshaping program had sales of $15 million in 2002, $1,046 million in 2001 and $1,363 million in 2000. The operating results of these businesses were a loss of $3 million in 2002, operating income of $81 million in 2001 and operating income of $40 million in 2000. A complete description of the Reshaping activities from the initiation of the program is presented in the unusual items note to the consolidated financial statements. No additional exit activities or business dispositions are currently anticipated under the Reshaping program.

Adoption of New Accounting Standards—As is more completely disclosed in the notes to the consolidated financial statements, the corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” as of July 1, 2001. Under the provisions of SFAS No. 142, goodwill is no longer amortized after the date of adoption. Intangible assets as of the date of adoption were evaluated to determine if they have finite or indefinite useful lives. Intangible assets determined to have finite lives are amortized over those lives, and intangible assets that have indefinite useful lives are not amortized. SFAS No. 142 does not permit the restatement of previously issued financial statements, but does require the disclosure of prior results adjusted to exclude amortization expense related to goodwill and intangible assets that are no longer being amortized. Diluted earnings per share for 2001 and 2000, adjusted to exclude amounts no longer being amortized under the provisions of SFAS No. 142, were $2.78 and $1.46, respectively.

Acquisition of Earthgrains—Under the terms of the purchase agreement, as is more completely disclosed in the acquisitions note to the consolidated financial statements, the corporation acquired The Earthgrains Company (Earthgrains) common stock for $40.25 per share. Consideration of $1,941 million, which consisted of $1,915 million of cash and $26 million of stock, was issued to acquire the Earthgrains shares. Cash on the Earthgrains balance sheet on the acquisition date reduced the cash expenditure to a net amount of $1,829 million. In addition, the corporation assumed $1,010 million of Earthgrains’ long-term debt and notes payable. The sales and operating income of Earthgrains from the date of acquisition are $2,373 million and $128 million, respectively.

Prior to the acquisition of Earthgrains, the corporation’s Bakery operations consisted primarily of products sold under the Sara Lee name (existing bakery business). The operations of the existing bakery business along with the corporation’s packaged meats business constituted the Sara Lee Foods segment. Subsequent to completing the Earthgrains acquisition, the corporation’s management created the Sara Lee Bakery Group that consists of the Earthgrains business and the corporation’s existing bakery business. The combined Bakery businesses constitute a reportable segment and are now separately reported from the Sara Lee Meats segment. Prior year results have been restated to conform to the new management and segment organization.

Continuing Operations— Consolidated net sales increased 6.0% to $17.6 billion in 2002 from $16.6 billion in 2001. Businesses acquired net of businesses sold subsequent to the start of the prior year increased reported sales by 9.2%. The weakening of foreign currencies versus the U.S. dollar had the effect of reducing reported sales by 0.6%. The weakening of currencies in Brazil, Argentina, South Africa and Japan versus the U.S. dollar more than offset a slight strengthening of the euro. Thus, comparable sales (defined as sales adjusted to exclude the impact of business acquisitions, dispositions and changes in foreign currency exchange rates) declined 2.6%. Comparable sales growth in the Household Products segment was offset by sales declines in the Bakery, Beverage and Intimates and Underwear segments. The Meats segment had no sales growth on a comparable basis.

In 2002, the gross profit margin was 39.2% as compared to 38.1% in 2001, excluding unusual items. The improved gross profit margin was attributable primarily to the acquisition of Earthgrains, which has significantly higher gross margins than the corporation’s historical margins. In addition, the gross profit margins earned in the Meats and Beverage segments increased as a result of lower average raw material costs. Gross profit margins in the Intimates and Underwear segment declined as a result of the disposition of the Coach business, while the gross margins earned by the continuing businesses in this segment increased slightly. Gross profit margins in the Household Products segment declined slightly as a result of competitive and economic operating conditions in the Direct Selling component of the segment.

When measured as a percentage of sales, selling, general and administrative expenses were 30.4% in 2002 and 28.3% in the prior year. Several factors caused this increase. The acquisition of Earthgrains, which has significantly higher selling, general and administrative expenses as a percent of sales than the corporation’s other operations, was the most significant factor in the increase. Earthgrains delivers fresh bread products directly to retail locations several times a week, and this distribution system has a higher cost, as a percentage of sales, than the corporation’s other businesses. Selling, general and administrative expenses also increased as a result of systems and information technology development costs and higher employee benefit costs. These factors were offset in part by the fact that the corporation’s amortization expense declined by $114 million as a result of the adoption of SFAS No. 142.

Excluding unusual items, operating income (defined as pretax income before interest, intangible amortization and unallocated corporate expenses) declined 4.7% in 2002. Businesses acquired net of businesses sold subsequent to the start of the prior year increased operating income by 2.7%. Foreign currency movements did not have a significant impact on operating income during the year. As a result, excluding the impact of business acquisitions and dispositions, and changes in foreign currency, operating income declined 7.4%. Lower operating income in the Beverage and Intimates and Underwear segments was primarily responsible for this decline. The 8.9% decline in Beverage sales, coupled with increased levels of selling, general and administrative spending, was responsible for the decline in the profitability of this segment. The impact of the sales decline in the Intimates and Underwear segment, coupled with significant competitive forces in the knit products marketplace, more than offset the cost reductions and savings associated with the corporation’s Reshaping efforts. Operating income, including unusual items, decreased 27.8% in 2002 from 2001.

Net interest expense increased from $180 million in 2001 to $208 million in 2002, or $28 million. This increase was due to higher debt levels associated with the corporation’s acquisition of Earthgrains in August 2001 for a net cash expenditure of $1,829 million and assumed long-term debt and notes payable of $1,010 million, offset in part by lower average borrowing rates during the year. Unallocated corporate expenses, which are costs not directly attributable to specific business segment operations, increased from $231 million in 2001 to $301 million in 2002. This increase is attributable primarily to company-wide spending on systems and information technology, increased benefit plan costs and unfavorable foreign currency comparisons with the prior year. Trademark and goodwill amortization decreased from $191 million in 2001 to $77 million in 2002 as a result of the adoption of SFAS No. 142 as of July 1, 2001.

The effective tax rate increased from 13.4% to 14.7% of pretax income from continuing operations in 2002, including unusual items in both years. Excluding the unusual items, the effective tax rate fell from 21.0% to 18.0%, primarily from the elimination of nondeductible goodwill amortization, the favorable completion of certain tax audits in several foreign countries and increased earnings in certain foreign jurisdictions with lower tax rates.

Including unusual items, income from continuing operations was $1,010 million in 2002 as compared with $1,603 million in 2001, a decrease of 37.0%. Diluted earnings per share from continuing operations was $1.23 in 2002, 34.2% lower than the $1.87 recognized in 2001. These amounts were impacted by a number of events during the current and prior years. The following table summarizes the impact of unusual items relating to the Reshaping activities and the impact of the SFAS No. 142 adoption on income from continuing operations and diluted earnings per share (EPS).

	2002	2001	% Change
	In millions except per share data
Income from continuing operations in accordance with U.S. GAAP	$1,010	$1,603	(37.0)%
Exclude gain on disposal of Coach business, net of tax	—	(967)	NM
Exclude unusual charges relating to Reshaping, net of tax	101	500	(79.8)

Income from continuing operations excluding unusual items	1,111	1,136	(2.2)
Adjust 2001 for change in accounting for amortization of goodwill and intangibles	—	113	NM

Income from continuing operations adjusted for amortization change and excluding unusual items	$1,111	$1,249	(11.0)%

Diluted EPS in accordance with U.S. GAAP—continuing operations	$1.23	$1.87	(34.2)%
Exclude gain on disposal of Coach business	—	(1.13)	NM
Exclude unusual charges relating to Reshaping	0.12	0.59	(79.7)

Diluted EPS—continuing operations excluding unusual items	1.36	1.33	2.3
Adjust 2001 for change in accounting for amortization of goodwill and intangibles	—	0.13	NM

Diluted EPS—continuing operations adjusted for amortization change and excluding unusual items	$1.36	$1.46	(6.8)%

Notes:
EPS amounts are rounded to the nearest cent and individual amounts will not necessarily sum.
NM—percentage not meaningful.
U.S. GAAP—U.S. Generally Accepted Accounting Principles.

Discontinued Operations— 2001 includes $25 million of net income from the operations of the PYA/Monarch foodservice business and a gain of $638 million from its disposition. The PYA/Monarch business has been accounted for as a discontinued operation. The gain on the sale of the PYA/Monarch business added $.75 per diluted share in 2001.

Consolidated Net Income—Consolidated net income for 2002 was $1,010 million as compared with $2,266 million in 2001, a decrease of 55.4%. Diluted earnings per share was $1.23 in 2002 compared with $2.65 in 2001. Both the current and prior year amounts include unusual items, including the $638 million gain on the sale of the PYA/Monarch business. Excluding unusual items, diluted earnings per share was $1.36 in 2002, unchanged from 2001. This reflects a reduction in both the number of diluted shares used in the EPS computation and net income. As previously indicated, these amounts were impacted by a number of events during the current and prior year. The following table summarizes the impact of unusual items relating to the Reshaping activities and the impact of the SFAS No. 142 adoption on net income and diluted EPS.

	2002	2001	% Change
	In millions except per share data
Net income in accordance with U.S. GAAP	$1,010	$2,266	(55.4)%
Exclude gain on disposal of discontinued operations, net of tax	—	(638)	NM
Exclude gain on disposal of Coach business, net of tax	—	(967)	NM
Exclude unusual charges relating to Reshaping, net of tax	101	500	(79.8)

Net income excluding unusual items	1,111	1,161	(4.3)
Adjust 2001 for change in accounting for amortization of goodwill and intangibles	—	113	NM

Net income adjusted for amortization change and excluding unusual items	$1,111	$1,274	(12.8)%

Diluted EPS in accordance with U.S. GAAP	$1.23	$2.65	(53.6)%
Exclude gain on disposal of discontinued operations	—	(0.75)	NM
Exclude gain on disposal of Coach business	—	(1.13)	NM
Exclude unusual charges relating to Reshaping	0.12	0.59	(79.7)

Diluted EPS—excluding unusual items	1.36	1.36	—
Adjust 2001 for change in accounting for amortization of goodwill and intangibles	—	0.13	NM

Diluted EPS—adjusted for amortization change and excluding unusual items	$1.36	$1.49	(8.7)%

Notes:
EPS amounts are rounded to the nearest cent and individual amounts will not necessarily sum.
NM—percentage not meaningful.
U.S. GAAP—U.S. Generally Accepted Accounting Principles.

Operating Results by Continuing Business Segment—2002 Compared With 2001

        The corporation’s worldwide operations are managed based upon five business segments. The following is a description of each of the corporation’s business segments.

•
Sara Lee Meats produces a wide variety of packaged meats with operations in the United States, Europe and Mexico. Products include hot dogs, breakfast sausages, smoked sausages, deli and lunch meats, meat snacks and hams.

•	Sara Lee Bakery produces fresh bread and refrigerated dough in the United States and Europe, and frozen desserts in the United States and Australia.

•	The Beverage segment includes retail and foodservice coffee and tea sales in major markets around the world.

•
Household Products markets household and personal care items in many countries worldwide, with an emphasis on the four core categories of body care, shoe care, air care and insecticides in Europe, North America and Asia. Products are sold to retailers and direct to the consumer.

•
Intimates and Underwear designs, manufactures and sells branded “innerwear” products such as intimate apparel, underwear, sportswear and legwear. 95% of this segment’s revenues are generated in the United States and Europe.

The following discussion comparing business segment performance for 2002 with 2001 excludes the unusual items.

Net sales in the Sara Lee Meats segment for 2002 decreased 0.5% compared with 2001. Excluding acquisitions and dispositions completed subsequent to the start of the previous year, net sales increased 0.2% while unit volumes declined 1%. The impact on sales of foreign currency changes during the period was not significant.

Operating income in the Sara Lee Meats segment in 2002 declined 0.3% due to increased media advertising and promotion spending and increased systems and information technology development costs associated with centralizing certain operating and administrative functions. Excluding acquisitions and dispositions completed subsequent to the start of 2001, operating income declined 1.4%. The impact of foreign currency changes on operating income during the period was not significant.

The corporation acquired Earthgrains in the first quarter of 2002 and consolidated the existing bakery business with Earthgrains to create the Sara Lee Bakery Group. The consolidated results of operations of the Bakery Group include Earthgrains’ results from August 8, 2001. Including the Earthgrains acquisition, reported net sales for 2002 increased by $2,144 million, from $832 million in 2001 to $2,976 million in 2002. Excluding the impact of acquisitions and divestitures, net sales declined 10.1% in 2002 as low-growth product lines were eliminated. Unit volumes declined 3% in 2002 due primarily to competitive market conditions. Excluding acquisitions, divestitures and changes in foreign currency, net sales declined by 9.8%.

Operating income in the Sara Lee Bakery segment improved by $141 million from $6 million in 2001 to $147 million in 2002. Operating income improved primarily as a result of the acquisition of Earthgrains. In addition, the corporation disposed of certain Bakery operations in Europe in 2001 that had operating losses and eliminated certain low-profit product lines. Excluding the Earthgrains acquisition, dispositions and changes in foreign currency, operating income decreased 13.8%.

Net sales in the Beverage segment for 2002 declined 8.9% reflecting a 6% decline in unit volumes for roasted coffee and coffee concentrates, and reduced green coffee commodity prices that led to lower consumer prices. Excluding the impact of acquisitions, net sales in 2002 declined 9.5%. The weakening of foreign currencies in relation to the U.S. dollar decreased reported sales by 0.9%. The weakening of the Brazilian currency offset a modest increase in the strength of the euro versus the U.S. dollar.

Operating income for the Beverage segment decreased 12.9% in 2002 due to unit volume declines and increased media advertising and promotion spending. Excluding acquisitions, 2002 operating income declined 13.6% compared with the prior year. The strength of the U.S. dollar in 2002 decreased reported operating income by 0.4%. Thus, excluding the impact of acquisitions and foreign currencies, operating income declined 13.2%.

Net sales in the Household Products segment increased 2.3%, while operating income decreased 1.8%. Neither acquisitions nor dispositions since the start of 2001 had an impact on the reported results of this segment. The impact of changes in foreign currency during the year reduced sales by 2.9% but did not have a significant impact on operating income. Excluding the impact of changes in foreign currencies, sales for Household Products increased 5.2% and operating income declined 1.8%. Sales increased while operating income declined as a result of increased spending on media advertising and promotion for new product launches and start-up costs from the introduction of direct selling operations into new geographic areas. Unit volumes for this segment’s four core categories—shoe care, body care, insecticides and air care—increased 5% in 2002, with strength in the air care, body care and insecticide categories and a decline in shoe care.

Intimates and Underwear net sales declined 13.4% in 2002. The results for 2001 include sales from certain noncore businesses that were divested. Excluding the impact of acquisitions and dispositions, sales declined 4.5%. The strength of the U.S. dollar in 2002 decreased net sales by 0.4%. As a result, on a comparable basis, sales decreased 4.1%. Unit volumes in this segment, excluding acquisitions and dispositions, increased 2% compared with 2001. This net increase consisted of a 3% unit volume increase at Intimates and a 1% increase in both Legwear and Knit Products. The impact of recent acquisitions on unit volume changes was not significant during the year.

Intimates and Underwear operating income decreased 19.8% in 2002. Excluding the impact of acquisitions and dispositions since the start of 2001, operating income declined 8.6%. Changes in foreign currency increased operating income by 0.3% during the year. As a result, excluding the impact of acquisitions, dispositions and changes in foreign currency, operating income declined 8.9%. The impact of the sales decline in the Intimates and Underwear segment, coupled with significant competitive forces in the knit products marketplace, more than offset the cost reductions and savings associated with the Reshaping efforts in this segment. Advertising and promotion spending decreased 11.7% in 2002 as declines in promotional spending offset a slight increase in media spending. The higher level of promotional expenses in the comparable prior year period is due to promotional activities of certain disposed product lines, including certain licensed apparel products.

Review of Consolidated Results of Operations—2001 Compared With 2000

Unusual Items Affecting Comparability—The 2001 results of operations were impacted by a number of unusual items associated with the Reshaping program. The financial impacts of these items on the results of operations have previously been presented on pages 2 through 4 of the Financial Review. In summary, the financial impacts of these actions on 2001 results were:

•
A $554 million pretax charge was recognized for certain defined exit activities and the disposal of a number of businesses. The charge reduced net income by $500 million and diluted earnings per share by $.59.

•	A tax-free gain of $967 million, or $1.13 of diluted earnings per share, was recognized on the disposition of the Coach business in 2001.

•
In December 2000, the corporation sold its PYA/Monarch foodservice distribution business. The disposition resulted in a gain before income taxes of $1,126 million and an after-tax gain of $638 million, or $.75 of diluted earnings per share.

There were no unusual items in the 2000 operating results.

Continuing Operations—The discussion below reflects the restatements associated with the adoption of EITF Issue 01-9 and the presentation of a separate Bakery segment.

Consolidated net sales increased 1.1% to $16.6 billion in 2001. Businesses acquired net of businesses sold subsequent to the start of 2000 increased reported sales by 5.2%. The strengthening of the U.S. dollar in relation to key foreign currencies, including the euro, had the effect of reducing reported sales by 4.1%. Thus, on a comparable basis, excluding the impact of acquisitions and dispositions and changes in foreign currency exchange rates, sales increased a modest amount resulting in no percentage increase. Comparable sales growth in the Sara Lee Meats and Household Products segments were offset by declines in the Sara Lee Bakery, Beverage and Intimates and Underwear segments. The gross profit margin, excluding unusual items, was 38.1% in 2001, compared with 38.5% in 2000. Higher gross profit margins in the Sara Lee Bakery, Beverage and Household Products segments were offset by lower gross profit margins in the Sara Lee Meats and Intimates and Underwear segments.

Selling, general and administrative expenses increased 2.8% in 2001 from the prior year. When measured as a percentage of sales, selling, general and administrative expenses were 28.3% in 2001, compared with 27.9% in 2000.

Operating income, excluding the unusual items, decreased $4 million, or 0.2%, in 2001 from 2000. Businesses acquired net of businesses sold subsequent to the start of 2000 increased operating income by 4.2%. Changes in foreign currency exchange rates had the effect of reducing operating income by 4.6%. As a result, on a comparable basis, excluding the impact of business acquisitions, dispositions, changes in foreign currency exchange rates and unusual items, operating income increased 0.2% in the year. Lower gross profit margins and increased selling, general and administrative spending offset sales increases and resulted in the reported decline in operating income. Operating income including unusual items increased 20.1% versus the comparable period of the prior year.

Net interest expense increased $4 million to $180 million during 2001, due to higher average interest rates compared with the prior year. Unallocated corporate expenses, which are costs not directly attributable to specific business segment operations, increased to $231 million in 2001. Higher corporate office and minority interest expense in the current year, along with favorable currency movements in the prior year, were responsible for the increase in the unallocated corporate expenses. Goodwill and trademark amortization increased $20 million in 2001 to $191 million as a result of business acquisitions completed over the past year.

Income from continuing operations before income taxes, excluding unusual items, decreased 8.2% in 2001. The effective tax rate decreased from 26.1% to 21.0% of pretax income from continuing operations during the year, as a result of increased earnings in certain foreign jurisdictions that had lower tax rates. Income from continuing operations, excluding unusual items, decreased 1.9%, while income from continuing operations per diluted share increased to $1.33, or 4.7%, in 2001 due to fewer average shares outstanding during the period. Including the unusual items, income from continuing operations increased 38.4%, and diluted earnings per share increased 47.2%, to $1.87 in 2001. The following table summarizes the impact of unusual items relating to Reshaping activities and the impact of the SFAS No. 142 adoption that occurred at the beginning of 2002 on prior year income from continuing operations and diluted EPS.

	2001	2000	% Change
	In millions except per share data
Income from continuing operations in accordance with U.S. GAAP	$1,603	$1,158	38.4%
Exclude gain on disposal of Coach business, net of tax	(967)	—	NM
Exclude unusual charges relating to Reshaping, net of tax	500	—	NM

Income from continuing operations excluding unusual items	1,136	1,158	(1.9)
Adjust for change in accounting for amortization of goodwill and intangibles	113	109	2.8

Income from continuing operations adjusted for amortization change and excluding unusual items	$1,249	$1,267	(1.5)%

Diluted EPS—continuing operations in accordance with U.S. GAAP	$1.87	$1.27	47.2%
Exclude gain on disposal of Coach business	(1.13)	—	NM
Exclude unusual charges relating to Reshaping	0.59	—	NM

Diluted EPS—continuing operations excluding unusual items	1.33	1.27	4.7
Adjust for change in accounting for amortization of goodwill and intangibles	0.13	0.12	8.3

Diluted EPS—continuing operations adjusted for amortization change and excluding unusual items	$1.46	$1.39	5.0%

Notes:
EPS amounts are rounded to the nearest cent and individual amounts will not necessarily sum.
NM—percentage not meaningful.
U.S. GAAP—U.S. Generally Accepted Accounting Principles.

Discontinued Operations—On December 4, 2000, the corporation completed the sale of the PYA/Monarch foodservice operation. The operating results of this business are included in discontinued operations until the date of disposition. These results contributed pretax income of $42 million and after-tax income of $25 million, or $.03 per diluted share, during 2001.

        Consolidated Net Income—Excluding the unusual items, net income declined 4.9%, from $1,222 million in 2000 to $1,161 million in 2001. Diluted earnings per share increased 1.5% to $1.36 in 2001 due to fewer average shares outstanding during the period. Including the unusual items, net income was $2,266 million, an increase of 85.5%, and diluted earnings per share increased 97.8% to $2.65. As previously indicated, these amounts were impacted by a number of events during 2001. The following table summarizes the impact of the unusual items related to Reshaping activities and the impact of the SFAS No. 142 adoption as of the beginning of 2002 on net income and diluted EPS.

	2001	2000	% Change
	In millions except per share data
Net income in accordance with U.S. GAAP	$2,266	$1,222	85.5%
Exclude gain on disposal of discontinued operations, net of tax	(638)	—	NM
Exclude gain on disposal of Coach business, net of tax	(967)	—	NM
Exclude unusual charges relating to Reshaping, net of tax	500	—	NM

Net income excluding unusual items	1,161	1,222	(4.9)
Adjust for change in accounting for amortization of goodwill and intangibles	113	109	2.8

Net income adjusted for amortization change and excluding unusual items	$1,274	$1,331	(4.3)%

Diluted EPS in accordance with U.S. GAAP	$2.65	$1.34	97.8%
Exclude gain on disposal of discontinued operations	(0.75)	—	NM
Exclude gain on disposal of Coach business	(1.13)	—	NM
Exclude unusual charges relating to Reshaping	0.59	—	NM

Diluted EPS—excluding unusual items	1.36	1.34	1.5
Adjust for change in accounting for amortization of goodwill and intangibles	0.13	0.12	8.3

Diluted EPS—adjusted for amortization change and excluding unusual items	$1.49	$1.46	2.1%

Notes:
EPS amounts are rounded to the nearest cent and individual amounts will not necessarily sum.
NM—percentage not meaningful.
U.S. GAAP—U.S. Generally Accepted Accounting Principles.

Operating Results by Continuing Business Segment—2001 Compared With 2000

The following discussion comparing 2001 business segment performance with 2000 excludes the unusual items as defined above. The discussion below reflects the restatements associated with the adoption of EITF Issue 01-9 and the presentation of a separate Bakery segment.

Net sales in the Sara Lee Meats segment increased 1.6% in 2001. The impact of business acquisitions and dispositions did not have a significant impact. The strengthening of the U.S. dollar in relation to foreign currencies decreased reported sales by 2.8%. Excluding the impact of changes in foreign currency, acquisitions and dispositions, comparable sales in the Sara Lee Meats segment increased 4.3%. During 2001, the corporation completed the disposition of Argal, a Spanish meat business, and Ozark Salad, a domestic prepared salad business. Excluding acquisitions and divested businesses, Sara Lee Meats segment unit volumes decreased 1%. Increased sales of branded meat products in the United States were offset by weak unit volumes in Europe resulting from higher commodity costs and food safety concerns.

Operating income in the Sara Lee Meats segment increased 0.2% in 2001. The strengthening of the U.S. dollar in relation to foreign currencies decreased reported operating income by 2.2%, and business dispositions, net of acquisitions completed subsequent to the start of 2000, increased operating income by 2.9%. Excluding the impact of changes in foreign currency, acquisitions and dispositions, comparable operating income in this segment declined 0.5% due to increased media advertising and promotion spending and lower gross margins during the year.

Reported net sales in the Sara Lee Bakery segment declined 13.9% in 2001 from 2000. Excluding the impact of businesses sold subsequent to the start of 2000, net sales declined 11.5%. The strengthening of the U.S. dollar in 2001 decreased reported sales by 3.1%. Therefore, excluding the impact of dispositions and changes in foreign currency, net sales declined 8.4%. During 2002, Bakery operations were disposed of in Europe and India. Excluding divested businesses, unit sales for Bakery operations declined 2%.

Operating income for the Sara Lee Bakery segment declined $8 million, or 56.6%, primarily as a result of competitive factors in the retail frozen product line. Changes in foreign currencies increased reported operating income by 2.0%, and business dispositions completed subsequent to the start of 2000 increased operating income by 14.3%. Excluding the impact of changes in foreign currency and dispositions, comparable operating income in this segment declined 72.9%. The gross profit margin for Sara Lee Bakery increased 1.1% in 2001 to 34.4%. This increase in gross profit margin was offset by a larger decline in revenue, resulting in lower operating income in 2001.

Net sales in the Beverage segment increased 2.1% in 2001. Businesses acquired subsequent to the start of 2000 increased reported sales by 11.7%. The strengthening of the U.S. dollar in relation to foreign currencies decreased reported sales by 6.4%. Thus, excluding acquisitions and changes in foreign currency, sales decreased 3.2%, reflecting base business unit sales declines and the negative impact of lower commodity coffee costs during the year, which resulted in lower prices to customers. Excluding acquisitions, unit volumes for roasted coffee and coffee concentrates, the segment’s primary business, decreased 2%. Unit volumes grew 30% including sales contributed from recently acquired coffee businesses.

Operating income for the Beverage segment increased 2.8% in 2001. Businesses acquired subsequent to the start of 2000 increased operating income by 6.9%. The strengthening of the U.S. dollar in 2001 decreased reported operating income by 8.6%. Thus, on a comparable basis, operating income increased 4.5% from 2000. The increase reflects an improved gross profit margin offset in part by higher media advertising and promotion spending in relation to 2000.

Net sales in the Household Products segment declined 2.7%, and operating income decreased 2.9%, reflecting the impact of foreign currencies on this segment in 2001. The strengthening of the U.S. dollar relative to foreign currencies, particularly in Europe, reduced reported sales by 9.2% and operating income by 9.3%. Excluding the impact of acquisitions and changes in foreign currencies, sales and operating income in the Household Products segment increased 6.5% and 6.3%, respectively. Total unit volumes for this segment’s four core categories—shoe care, body care, insecticides and air care—increased 4% in 2001.

Intimates and Underwear net sales of $7.5 billion increased 2.3% over the prior year. Businesses acquired, net of businesses sold subsequent to the start of 2000, increased reported sales by 7.6%, while the impact of exchange rate changes resulting from the strengthening of the U.S. dollar in 2001 reduced reported sales by 2.6%. As a result, on a comparable basis, sales decreased 2.7%.

Operating income was unchanged in 2001, reflecting a decline in the segment’s gross profit margin, due largely to significant competitive pressures in several basic apparel retail sectors offset by a decrease in media advertising and promotion spending. Businesses acquired, net of businesses sold subsequent to the start of 2000, increased operating income by 4.2%, and the impact of exchange rate changes resulting from the strengthening of the U.S. dollar reduced operating income by 1.6%. Thus, on a comparable basis, excluding the impacts of acquisitions, dispositions and changes in foreign currencies, operating income decreased 2.6%. The sales and operating income performance of this segment include the results of the disposed businesses (Coach, Champion Europe and the Australasian Intimates and Underwear business) until the date of disposition. Had these disposed businesses been excluded from both 2001 and 2000 results, reported operating income would have fallen 4.1%. Intimate apparel unit sales increased 14% in 2001, including acquisitions, and increased 2% excluding unit sales volumes contributed from recent acquisitions. Worldwide Knit Products unit sales, including acquisitions, increased 1% in relation to 2000, combining a 7% increase in sportswear volumes and a 2% decline in the underwear category. Excluding the impact of recent acquisitions, Knit Products volumes declined 2%. Unit volumes for Worldwide Legwear were unchanged, including acquisitions, reflecting a 9% increase in sock unit sales and a 9% decline in sheer hosiery volumes. Legwear volumes declined 4%, excluding acquisitions.

Financial Position

Net cash provided by operating activities increased 15.9% to $1,735 million in 2002 from $1,496 million in 2001, and $1,540 million in 2000. Net cash from operations in 2002, as compared with 2001, was favorably impacted by improved working capital utilization driven by effective management of receivables and inventory balances and unusual items that negatively impacted cash flow in 2001. Net cash from operations in 2001 was negatively impacted by a number of factors. First, the PYA/Monarch foodservice business, which typically generated cash from operations, used $24 million of cash in 2001. Second, a number of the other operating units disposed of in 2001 did not generate positive cash flow. Finally, the Reshaping activities taking place in 2001 required the use of cash.

As of June 29, 2002, the corporation’s current liabilities exceeded current assets by $477 million. This working capital deficit resulted from the corporation’s emphasis on the management of trade receivables, payables and inventories, as well as the decision to finance a portion of its capital needs with short-term debt.

Net cash used in investment activities during 2002 was $2,475 million. This compares with cash generated by investment activities in 2001 of $1,065 million and cash used in investment activities in 2000 of $1,296 million. The increase in cash used for investment activities in 2002 as compared with 2001 is the result of a $1,767 million increase in cash expenditures for purchases of businesses and property and equipment, primarily driven by the acquisition of Earthgrains. Dispositions of 12 businesses in 2001, including the disposition of PYA/Monarch and the Coach business, led to cash proceeds of $1,819 million.

During 2002, the corporation acquired several companies for an aggregate purchase price of $1,930 million. The principal acquisitions were Earthgrains, a domestic and European fresh bread and refrigerated dough business; Trails Best, a domestic manufacturer of meat snacks; and Café Prima, a Polish manufacturer and marketer of roasted coffee.

During 2001, the corporation acquired several companies for an aggregate purchase price of $300 million. The principal acquisitions were Café Pilão Caboclo Ltda., a Brazilian manufacturer and marketer of roasted coffee; Amando, a European processed meat manufacturer; and Zorba, a Brazilian apparel manufacturer.

During 2000, the corporation acquired several companies and made certain equity method investments for an aggregate purchase price of $1 billion, which consisted of $743 million in cash and $257 million in stock. The principal acquisitions were Chock full o’Nuts Corporation, a roaster, packer and marketer of coffee in the United States; the North American coffee business of Nestlé S.A., which includes the roast and ground coffee products sold under the Hills Bros, MJB and Chase & Sanborn brands; Outer Banks Inc., a manufacturer, marketer and distributor of knitted sport shirts; and Courtaulds Textiles plc, a European producer, marketer and distributor of private-label and branded apparel and fabrics based in the United Kingdom. The corporation also acquired a minority interest in Johnsonville Sausage, a domestic manufacturer and marketer of fresh meat products.

During 2002, the corporation borrowed under long-term debt arrangements $1,362 million that was primarily used to fund the Earthgrains acquisition. Net short-term borrowings in 2002 were $124 million, while cash was used to retire $503 million of previously issued long-term debt. In 2001, the cash proceeds from the dispositions of businesses and investments were used to repay virtually all of the short-term debt at the end of the year.

Under the corporation’s ongoing stock repurchase plan, the corporation repurchased common stock with a value of $138 million in 2002, $643 million in 2001 and $1,032 million in 2000. Since 1998, the corporation has repurchased common stock with a total cost of approximately $4.6 billion. At June 29, 2002, there were 18.6 million shares remaining on the corporation’s authorized share repurchase program. Cash dividends decreased to $484 million in 2002, from $486 million in 2001, and $485 million in 2000.

Liquidity

Notes Payable—Notes payable increased from $101 million at June 30, 2001 to $468 million at June 29, 2002 to fund a portion of the Earthgrains acquisition price and for general working capital needs. The corporation’s issuance of short-term commercial paper is recorded in notes payable as the corporation funds a large portion of its working capital with commercial paper denominated in either U.S. dollars or euros.

Debt—The corporation’s total long-term debt increased $1,927 million in 2002, from $3,120 million at June 30, 2001 to $5,047 million at June 29, 2002. During 2002, the corporation issued $1,362 million of floating-rate and fixed-rate notes that were used primarily to fund the Earthgrains acquisition and assumed $755 million of Earthgrains’ long-term debt. The corporation repaid $503 million of previously issued long-term debt during 2002.

The $1,362 million of long-term debt issued during 2002 primarily consists of $1,101 million of 6.25% fixed-rate debt, due in 2011, and $250 million of floating-rate debt, due in 2003. The corporation’s total long-term debt of $5,047 million is due to be repaid as follows: $721 million in 2003; $1,585 million in 2004 and 2005; $457 million in 2006 and 2007; and $2,284 million thereafter. Debt obligations due to mature in the next year are expected to be satisfied with a combination of short-term borrowings, new long-term debt issuances and operating cash flows.

Including the impact of swaps that are effective hedges at converting fixed-rate debt to floating, the corporation’s debt consists of 53% fixed-rate debt as of June 29, 2002, as compared with 79% as of June 30, 2001. The decrease in fixed-rate debt at June 29, 2002 versus June 30, 2001 is due to certain fixed- to floating-rate swaps that were executed and to repayments of commercial paper in June 2001 with the proceeds from the Coach and PYA/Monarch business dispositions that occurred in 2001. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Credit Facilities and Ratings—The corporation has numerous credit facilities available which management considers sufficient to satisfy its operating requirements. These credit facilities include $2.1 billion of available credit from a group of 28 banks and lending institutions. These facilities consist of a $1.3 billion 364-day credit facility and an $800 million 5-year facility. The 364-day $1.3 billion facility expires in late 2003 and allows the corporation, at its option, to extend any borrowings under this facility for an additional year. The corporation expects to renew this facility under similar terms and conditions upon its maturity. The 5-year $800 million facility expires in 2006 and, based upon the corporation’s current credit rating, allows for an increase in the size of this facility up to $1.5 billion. At June 29, 2002, the corporation had not borrowed under either of these facilities. Neither of these facilities mature or terminate upon a credit rating downgrade. These facilities contain a number of typical covenants, including a requirement to maintain an interest coverage ratio of 2.0 to 1.0. The interest coverage ratio is generally defined as a ratio of pretax income, excluding net interest expense, to net interest expense. At the end of 2002, the corporation’s interest coverage ratio was 7.5 to 1.0.

The corporation’s credit ratings by Moody’s as of June 29, 2002, were A3 for senior unsecured long-term debt obligations and P-2 for short-term borrowings. The corporation’s credit ratings by Standard & Poor’s at June 29, 2002, were A+ for senior unsecured long-term debt obligations and A-1 for short-term borrowings. The corporation’s credit ratings by Fitch Rating Services were A for senior unsecured long-term debt obligations and F-1 for short-term borrowings. Changes in the corporation’s credit ratings would result in changes in the corporation’s borrowing costs. A downgrade of the corporation’s short-term credit rating would restrict our ability to sell commercial paper.

Leases—The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $125 million in 2003; $99 million in 2004; $78 million in 2005; $64 million in 2006; $55 million in 2007; and $121 million thereafter. The corporation is contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining term of the lease on these properties in the event that the owner of the business is unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $24 million in 2003; $23 million in 2004; $22 million in 2005; $21 million in 2006; $18 million in 2007; and $87 million thereafter.

Minority Interest—Certain subsidiaries of the corporation have issued preferred stock that is recorded in minority interest on the consolidated balance sheets. No gain or loss was recognized upon the issuance of these securities. A foreign subsidiary has issued $295 million of preferred equity securities. These securities provide a rate of return based upon the Euribor inter-bank borrowing rate. These securities are redeemable by the corporation in 2004 in exchange for common shares of the issuer, which may then be put to the corporation for preferred stock. In the event of this put, the corporation’s preferred stock would have a nominal value of $295 million with a dividend rate to be set based upon market factors at the time.

A domestic subsidiary has issued preferred equity securities in the amount of $250 million. These securities provide the holder with a rate of return based upon the LIBOR interest rate plus 0.425%, are redeemable in 2005 and may be called at any time by the subsidiary. The subsidiary has the option of redeeming the securities with either cash, debt or shares of common stock of the corporation with a value of $250 million.

Sale of Receivables—The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate corporate entity, holds these receivables and sells participating interests in such accounts receivable to financial institutions, which in turn purchase and receive ownership and security interests in those receivables. At the end of 2002, 2001 and 2000, the amount of receivables sold under the program was $250 million. The proceeds from the receivable sales were used to reduce borrowings. As collections reduce accounts receivable included in the pool, the operating units sell new receivables. The limited purpose subsidiary has the risk of credit loss on the receivables. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating rate that approximates short-term borrowing rates for investment grade entities. The discount is included in selling, general and administrative expenses, and represented 2.7%, 5.7% and 5.8% of the weighted average balance of the receivables outstanding during 2002, 2001 and 2000, respectively. The amount of receivables sold under this program can be increased; however, if the corporation’s credit rating falls below investment grade, additional receivable sales could not be made under this agreement.

Risk Management

The corporation is exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. To modify the risk from these interest rate, foreign currency exchange rate and commodity price fluctuations, the corporation enters into various hedging transactions that have been authorized pursuant to the corporation’s policies and procedures. The corporation does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Exchange—The corporation primarily uses foreign currency forward and option contracts to hedge its exposure from adverse changes in foreign exchange rates. The corporation’s exposure to foreign exchange rates exists primarily with the European euro, Mexican peso, Canadian dollar and British pound against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

Interest Rates—The corporation uses interest rate swaps to modify its exposure to interest rate movements and to reduce borrowing costs. The corporation’s net exposure to interest rate risk consists of floating-rate instruments that are benchmarked to U.S. and European short-term money market interest rates. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments.

Commodities—The corporation is a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, butter, soybean and corn oils, and sugar. The corporation generally buys these commodities based upon market prices that are established with the vendor as part of the purchase process. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices, due to a high correlation between the commodity costs and the ultimate selling price of the corporation’s products.

Risk Management Activities—The corporation maintains risk management control systems to monitor the foreign exchange, interest rate and commodity risks, and the corporation’s offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

Value at Risk—The value at risk estimations are intended to measure the maximum amount the corporation could lose from adverse market movements in interest rates and foreign exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders’ equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. The estimated value at risk amounts shown below represent the potential loss the corporation could incur from adverse changes in either interest rates or foreign exchange rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the corporation.

	Amounts	Average	Time Interval	Confidence Level
	(Dollars in millions)
Value at Risk Amounts
Interest rates	$13.4	$16.4	1 day	95%
Foreign exchange	10.2	7.7	1 day	95

Sensitivity Analysis    For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At year-end, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $10.2 million. This amount is not significant compared with the earnings and equity of the corporation.

Significant Accounting Policies and Critical Estimates

The corporation’s significant accounting policies are discussed in the notes to the consolidated financial statements. In most cases, the accounting policies utilized by the corporation are the only ones permissible under U.S. Generally Accepted Accounting Principles for businesses in our industry. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates that can have a significant impact upon the operating results, financial position and footnote disclosures of the corporation are as follows:

Sales Recognition and Incentives—Sales are recognized when title and risk of loss passes to the customer. At the time of sale, management records provisions for any uncollectible amounts based upon historical collection statistics and current customer information. These estimates are reviewed each quarter and adjusted based upon actual experience.

The notes to the consolidated financial statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions is used in estimating the cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. During 2002, the corporation adopted the provisions of EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer.” This EITF statement established requirements for the recognition, measurement and display of many of the sales incentives offered by the corporation. All prior year financial data has been restated for the adoption of these EITF requirements. The restatement of prior year financial data resulted in the reclassification of certain amounts in the income statement; however, these reclassifications had no impact on income from continuing operations, net income, earnings per share or the financial position of the corporation.

Inventory Realization—Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions and spoilage rates are key factors used by the corporation in assessing the net realizable value of obsolete, damaged and excess inventory. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

Depreciation and Impairment of Property—Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. The lives used in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the corporation. Such lives may be the same as the physical lives of the assets, but they can be shorter. Estimated lives are based on historical experience, manufacturers’ estimates, engineering or appraisal evaluations, and future business plans. The corporation’s policies require the periodic review of remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of the net property is 6.7 years.

The corporation periodically tests property for impairment, relying on a number of factors including operating results, business plans, estimated future cash flows and third-party appraisals of fair value. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value.

Trademarks and Other Identifiable Intangible Assets—The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. The corporation adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” at the start of 2002. Under the provisions of SFAS No. 142, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. Prior to the start of 2002, the corporation followed the provisions of Accounting Principles Board Opinion (APB) No. 17, which required that all intangibles be amortized by systematic charges to income over the period expected to be benefited. As of June 30, 2002, the net book value of trademarks and other identifiable intangible assets was $2,106 million, of which $1,413 million is being amortized. The anticipated amortization over the next five years is $586 million.

The corporation tests identifiable intangible assets for impairment on an annual basis, relying on a number of factors including operating results, business plans and estimated future cash flows. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

Goodwill—Under the provisions of SFAS No. 142, goodwill is no longer amortized. Prior to the start of 2002, the corporation followed the provisions of APB No. 17, which required that goodwill be amortized by systematic charges to income over the period expected to be benefited. That period ranged from 5 to 40 years.

The corporation tests goodwill for impairment on an annual basis, relying on a number of factors including operating results, business plans and estimated future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

Assets and Liabilities Acquired in Business Combinations—All business acquisitions completed in 2002 were accounted for under the provisions of SFAS No. 141, “Business Combinations,” which requires the use of the purchase method. All business acquisitions completed in 2001 and 2000 were accounted for under the purchase method as set forth in APB No. 16, “Business Combinations.” The purchase method requires the corporation to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating performance of the corporation. The corporation utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to determine the value and lives of property and identifiable intangibles; consulting actuaries are used to value the obligations associated with defined benefit retirement plans; and legal counsel is used to assess the obligations associated with legal and environmental claims.

Self-insurance Reserves—The corporation purchases third-party insurance for workers’ compensation, automobile, product and general liability claims that exceed a certain level. However, the corporation is responsible for the payment of claims under these insured limits. In estimating the obligation associated with incurred losses, the corporation utilizes loss development factors prepared by consulting insurance carriers. These development factors utilize historical data to project the future development of incurred losses. Loss estimates are adjusted based upon actual claims settlements and reported claims.

Income Taxes—Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The management of the corporation, along with third-party advisers, periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments.

Contingent Asset—The corporation sold its European cut tobacco business in 1999. Under the terms of that sale agreement, the corporation can receive a cash payment of euro 95 million from the buyer in January 2004 if tobacco continues to be a legal product in the Netherlands, Germany and Belgium. Additional annual payments of euro 95 million can be received beginning in 2005 and extending through 2010 if tobacco continues to be a legal product in those countries. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22%, and Belgium 11%. If any of these amounts are received, they will be recognized in income upon receipt and separately disclosed.

Defined Benefit Retirement Plans—The plan obligations and related assets of defined benefit retirement plans are presented in the footnotes to the consolidated financial statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual pension expense are determined by consulting actuaries using a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate at which the obligation could be effectively settled and the anticipated rate of future salary increases. Key assumptions in the determination of the annual pension expense include the discount rate, the rate of salary increases and the estimated future return on plan assets. In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments currently available. Salary increase assumptions are based upon historical experience and anticipated future management actions. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plans. At June 29, 2002, the weighted average actuarial assumptions of the corporation’s plans were: discount rate 6%; long-term rate of return on plan assets 7.6%; and assumed salary increases 5%.

Issued But Not Yet Effective Accounting Standards

Following is a discussion of recently issued accounting standards that the corporation will be required to adopt in a future period.

Accounting for Asset Retirement Obligations—In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement will become effective for the corporation in 2003 and requires that the fair value of an asset retirement liability be recognized in the period in which it is incurred. The associated asset retirement costs will be capitalized as part of the carrying value of the related property and depreciated over the useful life of the asset. The nature of the corporation’s business and operations does not result in significant asset retirement obligations, and the corporation’s accounting policies currently require the recognition of these types of obligations. As such, the adoption of this statement should not have a material impact on the corporation.

Accounting for the Impairment and Disposal of Long-Lived Assets—In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement will become effective for the corporation beginning in 2003. The statement does not modify the basic concept of recognizing and measuring asset impairments that the corporation has previously used. It does, however, provide increased guidance on defining when an asset can be considered as held for sale, and the measurement of future cash flows. In addition, the statement significantly modifies the procedures to be used to define a discontinued operation and measure its results. The adoption of this statement will modify the determination and measurement of long-lived asset impairments identified in 2003. The revised standards for determining discontinued operations will impact the presentation of any business dispositions initiated in 2003.

Accounting for Costs Associated with Exit or Disposal Activities—In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement will become effective for exit or disposal activities initiated after December 31, 2002. Under current accounting rules, a liability for exit costs is recognized at the date on which the management of the corporation commits to a defined exit plan. A fundamental conclusion reached by the FASB in SFAS No. 146 is that management’s commitment to a defined exit plan does not create a present obligation to others that meets the definition of a liability. The recognition of obligations for employee severance and the exit of contractual obligations such as leases will be recognized when a defined event leaves the corporation with little or no discretion as to its completion. These defined events include the exit of a leased facility, the contractual termination of an agreement and notifying an employee of their termination within a period of time that is generally no longer than 60 days in advance of their exit date. As a result, the period in which these events are recognized will change.

Forward-looking Information

From time to time, in oral statements and written reports, the corporation discusses its expectations regarding future performance by making certain “forward-looking statements.” For example, such forward-looking statements are contained in this 2002 Annual Report in Management’s Discussion and Analysis (pages 2-17). These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are the following: (i) impacts on reported earnings from fluctuations in foreign currency exchange rates—particularly the euro—given Sara Lee’s significant concentration of business in Western Europe; (ii) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for Sara Lee’s products; (iii) adverse economic trends, including reduced consumer spending, relating in part to substantial declines in the U.S. equities markets; (iv) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries in the world due to changing political environments and the impacts on the related business environment; (v) Sara Lee’s ability to successfully integrate acquisitions, particularly Earthgrains, into its existing operations and the availability of new acquisitions, joint ventures and alliance opportunities that build stockholder value; (vi) Sara Lee’s ability to realize the estimated savings and productivity improvements associated with the Reshaping initiative; (vii) fluctuations in the cost and availability of various raw materials; (viii) the impact of various food safety issues in parts of Europe on the consumption of meat products and the cost of raw materials used in the production of food products; (ix) credit and other business risks associated with customers operating in a highly competitive retail environment; and (x) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance. In addition, the corporation’s results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes, and laws and regulations in markets where the corporation competes.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended
	June 29, 2002	June 30, 2001	July 1, 2000
	Dollars in millions except per share data
Continuing Operations
Net sales	$17,628	$16,632	$16,454
Cost of sales	10,709	10,299	10,124
Cost of sales—product line exit costs	(7)	26	—
Selling, general and administrative expenses	5,356	4,715	4,587
Interest expense	304	270	252
Interest income	(96)	(90)	(76)
Unusual items
Gain on disposal of Coach business	—	(967)	—
Charges for exit activities and business dispositions	177	528	—

	16,443	14,781	14,887

Income from continuing operations before income taxes	1,185	1,851	1,567
Income taxes	175	248	409

Income from Continuing Operations	1,010	1,603	1,158
Discontinued Operations
Income from discontinued operations, net of income taxes	—	25	64
Gain on disposal of discontinued operations, net of income taxes	—	638	—

Net Income	$1,010	$2,266	$1,222

Income from Continuing Operations per Share of Common Stock
Basic	$1.27	$1.94	$1.31

Diluted	$1.23	$1.87	$1.27

Net Income per Share of Common Stock
Basic	$1.27	$2.75	$1.38

Diluted	$1.23	$2.65	$1.34

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

	June 29, 2002	June 30, 2001	July 1, 2000
	Dollars in millions except share data
ASSETS
Cash and equivalents	$298	$548	$314
Trade accounts receivable, less allowances of $176 in 2002, $157 in 2001 and $195 in 2000	1,831	1,538	1,764
Inventories
Finished goods	1,619	1,715	1,941
Work in process	411	454	529
Materials and supplies	479	413	481

	2,509	2,582	2,951
Other current assets	341	321	382
Net assets of businesses held for sale	7	94	563

Total current assets	4,986	5,083	5,974

Other non-current assets	192	264	465
Property
Land	176	98	99
Buildings and improvements	1,744	1,646	1,745
Machinery and equipment	4,299	2,891	3,188
Construction in progress	320	266	330

	6,539	4,901	5,362
Accumulated depreciation	3,384	2,755	3,043

Property, net	3,155	2,146	2,319
Trademarks and other identifiable intangibles, net	2,106	1,145	1,095
Goodwill	3,314	1,529	1,758

	$13,753	$10,167	$11,611

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

CONSOLIDATED BALANCE SHEETS—(Continued)

	June 29, 2002	June 30, 2001	July 1, 2000
LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$468	$101	$2,054
Accounts payable	1,321	1,505	1,762
Accrued liabilities
Payroll and employee benefits	1,147	812	928
Advertising and promotion	469	343	421
Taxes other than payroll and income	102	84	104
Income taxes	122	423	55
Other	1,113	1,210	1,054
Current maturities of long-term debt	721	480	381

Total current liabilities	5,463	4,958	6,759

Long-term debt	4,326	2,640	2,248
Deferred income taxes	534	244	148
Other liabilities	1,038	563	581
Minority interest in subsidiaries	632	625	616
Preferred stock (authorized 13,500,000 shares; no par value)
ESOP convertible: Issued and outstanding—3,120,372 shares in 2002, 3,289,979 shares in 2001 and 3,481,017 shares in 2000	226	238	252
Unearned deferred compensation	(208)	(223)	(227)
Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $.01 par value)
Issued and outstanding—784,720,859 shares in 2002, 781,964,060 shares in 2001 and 846,330,749 shares in 2000	8	8	8
Capital surplus	59	—	—
Retained earnings	3,168	2,635	2,393
Accumulated other comprehensive loss	(1,470)	(1,521)	(1,146)
Unearned stock	(23)	—	(21)

Total common stockholders’ equity	1,742	1,122	1,234

	$13,753	$10,167	$11,611

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ EQUITY

	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	(Dollars in millions)
Balances at July 3, 1999	$1,266	$9	$508	$1,760	$(5)	$(1,006)
Net income	1,222	—	—	1,222	—	—	$1,222
Translation adjustments, net of tax of $(75)	(181)	—	—	—	—	(181)	(181)
Unrealized losses on securities, net of tax	(1)	—	—	—	—	(1)	(1)
Minimum pension liability, net of tax of $(22)	42	—	—	—	—	42	42

Comprehensive income							$1,082

Cash dividends	(485)	—	—	(485)	—	—
Stock issuances (cancelations)	313	—	329	—	(16)	—
Tax benefit related to stock-based compensation	65	—	65	—	—	—
Reacquired shares	(1,032)	(1)	(919)	(112)	—	—
ESOP tax benefit, redemptions and other	25	—	17	8	—	—

Balances at July 1, 2000	1,234	8	—	2,393	(21)	(1,146)
Net income	2,266	—	—	2,266	—	—	$2,266
Translation adjustments, net of tax of $98	(263)	—	—	—	—	(263)	(263)
Minimum pension liability, net of tax of $58	(107)	—	—	—	—	(107)	(107)
Transition adjustment related to change in accounting for derivative instruments and hedging activities, net of tax of $3	6	—	—	—	—	6	6
Net unrealized loss on qualifying cash flow hedges	(11)	—	—	—	—	(11)	(11)

Comprehensive income							$1,891

Cash dividends	(486)	—	—	(486)	—	—
Stock issuances (cancelations)	91	—	104	(34)	21	—
Tax benefit related to stock-based compensation	10	—	10	—	—	—
Reacquired shares—repurchases	(643)	—	(129)	(514)	—	—
Exchange offer for Coach common stock	(998)	—	—	(998)	—	—
ESOP tax benefit, redemptions and other	23	—	15	8	—	—

Balances at June 30, 2001	1,122	8	—	2,635	—	(1,521)
Net income	1,010	—	—	1,010	—	—	$1,010
Translation adjustments, net of tax of $(144)	116	—	—	—	—	116	116
Minimum pension liability, net of tax of $30	(56)	—	—	—	—	(56)	(56)
Net unrealized loss on qualifying cash flow hedges	(9)	—	—	—	—	(9)	(9)

Comprehensive income							$1,061

Cash dividends	(484)	—	—	(484)	—	—
Stock issuances (cancelations)	114	—	114	—	—	—
Tax benefit related to stock-based compensation	13	—	13	—	—	—
Reacquired shares—repurchases	(138)	—	(138)	—	—	—
Acquisition of Earthgrains’ ESOP	—	—	30	—	(30)	—
Earthgrains stock option conversion	26	—	26	—	—	—
ESOP tax benefit, redemptions and other	28	—	14	7	7	—

Balances at June 29, 2002	$1,742	$8	$59	$3,168	$(23)	$(1,470)

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
	June 29, 2002	June 30, 2001	July 1, 2000
	Dollars in millions
Operating Activities
Income from continuing operations	$1,010	$1,603	$1,158
Adjustments for non-cash charges included in income from continuing operations
Depreciation	471	392	402
Amortization of intangibles	111	207	200
Unusual items
Gain on disposal of Coach business	—	(967)	—
Charges for exit activities and business dispositions	101	500	—
Increase in deferred taxes	21	88	48
Other non-cash credits, net	7	(62)	(38)
Changes in current assets and liabilities, net of businesses acquired and sold
Decrease (increase) in trade accounts receivable	93	42	(116)
Decrease (increase) in inventories	304	25	(152)
Decrease (increase) in other current assets	7	(11)	(47)
(Decrease) in accounts payable	(417)	(133)	(56)
Increase (decrease) in accrued liabilities	27	(164)	57

Net cash from operating activities—continuing operations	1,735	1,520	1,456
Operating cash flows (used by) from discontinued operations	—	(24)	84

Net cash from operating activities	1,735	1,496	1,540

Investment Activities
Purchases of property and equipment	(669)	(532)	(647)
Acquisitions of businesses and investments	(1,930)	(300)	(743)
Dispositions of businesses and investments	23	1,819	21
Sales of assets	113	65	64
Other	(12)	13	9

Net cash (used in) from investment activities	(2,475)	1,065	(1,296)

Financing Activities
Issuances of common stock	109	104	84
Purchases of common stock	(138)	(643)	(1,032)
Borrowings of long-term debt	1,362	1,023	725
Repayments of long-term debt	(503)	(390)	(502)
Short-term borrowings (repayments), net	124	(1,914)	1,022
Payments of dividends	(484)	(486)	(485)

Net cash from (used in) financing activities	470	(2,306)	(188)

Effect of changes in foreign exchange rates on cash	20	(21)	(21)

(Decrease) increase in cash and equivalents	(250)	234	35
Cash and equivalents at beginning of year	548	314	279

Cash and equivalents at end of year	$298	$548	$314

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Dollars in millions except per share data

Basis of Presentation

The consolidated financial statements include Sara Lee Corporation and its controlled subsidiaries (the corporation) and have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of consolidated financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, and assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans. Actual results could differ from these estimates.

The corporation’s fiscal year ends on the Saturday closest to June 30. Unless otherwise stated, references to years relate to 52-week fiscal years. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Summary of Significant Accounting Policies

Principles of Consolidation—The corporation consolidates companies in which it owns or controls more than 50% of the voting shares. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains or losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings in the period realized.

Foreign Currency Translation—Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders’ equity. The corporation translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Sales Recognition and Incentives—Sales are recognized when title and risk of loss passes to the customer. The corporation offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the consolidated income statement are as follows:

Discounts, Coupons and Rebates—The cost of these incentives are recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. Incentives offered in the form of free product are included in the determination of cost of sales.

Slotting Fees—Certain retailers require the payment of slotting fees in order to obtain space for the corporation’s products on the retailer’s store shelves. The cost of these fees is recognized at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Volume-based Incentives—These incentives typically involve rebates or refunds of a specified amount of cash consideration that are redeemable only if the reseller completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the corporation estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer.

Cooperative Advertising—Under these arrangements the corporation agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the corporation’s products. The corporation recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The costs of these incentives are generally included in the determination of net sales.

Fixtures and Racks—Store fixtures and racks are given to retailers to display certain of the corporation’s products. The cost of these fixtures and racks is recognized in the determination of net income in the period in which they are delivered to the retailer.

During 2002, the corporation adopted the provisions of Emerging Issues Task Force (EITF) Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer.” This EITF statement established requirements for the recognition, measurement and display of certain sales incentives. All prior period financial statements have been restated for the adoption of EITF Issue 01-9. The restatement of prior period financial statements had no impact on income from continuing operations, net income, earnings per share or the financial position of the corporation. The restatement of prior period financial statements did, however, result in the reclassification of certain amounts within the consolidated statements of income. With these adjustments, in 2001, net sales decreased by $1,115, cost of sales increased by $35 and selling, general and administrative expenses decreased by $1,150. In 2000, net sales decreased by $1,057, cost of sales increased by $24 and selling, general and administrative expenses decreased by $1,081.

Advertising Expense—Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the selling, general and administrative expenses caption in the consolidated statements of income and was $425 in 2002, $393 in 2001 and $391 in 2000.

Inventory Valuation—Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for 96% of the corporation’s inventories at June 29, 2002, and by the last-in, first-out (LIFO) for the remainder. There was no difference between the FIFO and LIFO inventory valuation at June 29, 2002. Had the FIFO valuation been used for the valuation of all inventories, the book value would have been higher by $7 at June 30, 2001, and $12 at July 1, 2000.

Property—Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment is depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts.

The corporation periodically tests property for impairment, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Trademarks and Other Identifiable Intangible Assets—The primary identifiable intangible assets of the corporation are trademarks acquired in business combinations, customer relationships and computer software. The corporation adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” at July 1, 2001. Under the provisions of SFAS No. 142, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. Prior to the start of 2002, the corporation followed the provisions of Accounting Principles Board (APB) Opinion No. 17, which required that all identifiable intangibles be amortized by systematic charges to income over the period expected to be benefited.

The corporation tests identifiable intangible assets for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset.

Goodwill—Under the provisions of SFAS No. 142, goodwill is no longer amortized. Prior to the start of 2002, the corporation followed the provisions of APB Opinion No. 17, which required that goodwill be amortized by systematic charges to income over the period expected to be benefited. That period ranged from 5 to 40 years.

The corporation tests goodwill for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

Stock-Based Compensation—Employee stock options are accounted for under the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant over the amount an employee must pay to acquire the stock. The corporation makes pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123, “Accounting for Stock-Based Compensation.”

Income Taxes—Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Financial Instruments—The corporation uses financial instruments, including forward exchange, option, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading purposes and is not a party to leveraged derivatives.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

The corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting, and any deferred gains or losses are recorded in selling, general and administrative expenses.

Derivatives are recorded in the consolidated balance sheets at fair value in other assets and other liabilities. The fair value is based upon either market quotes for actively traded instruments or independent bids for non-exchange traded instruments.

On the date the derivative is entered into, the corporation designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

Fair Value Hedge—A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the consolidated statements of income on the same line as the hedged item.

Cash Flow Hedge—A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the consolidated statements of income as the hedged item. In addition, both the fair value of changes excluded from the corporation’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in selling, general and administrative expenses in the consolidated statements of income.

Net Investment Hedge—A hedge of a net investment in a foreign operation is declared as a net investment hedge. The effective portion of the change in the fair value of derivatives, based upon spot rates, used as a net investment hedge of a foreign operation is recorded in the cumulative translation adjustment account within common stockholders’ equity. The ineffective portion of the change in the fair value of a derivative or non-derivative instrument designated as a net investment hedge is recorded in selling, general and administrative expenses, or interest expense if the hedging instrument is a swap, in the consolidated statements of income. Non-U.S.-dollar financing transactions are accounted for as net investment hedges when the hedged item is a long-term investment in the corresponding foreign currency.

Natural Hedge—A derivative used as a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is declared as a natural hedge. For derivatives designated as natural hedges, changes in fair value are reported in earnings in the selling, general and administrative expenses line of the consolidated statements of income. Forward exchange contracts are recorded as natural hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, “Foreign Currency Translation.”

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Business Acquisitions and Dispositions—All business acquisitions completed in 2002 have been accounted for under the provisions of SFAS No. 141, “Business Combinations,” which requires the use of the purchase method. All business acquisitions completed in 2001 and 2000 were accounted for under the purchase method as set forth in APB No. 16, “Business Combinations.” While the purchase methods as defined in APB No. 16 and SFAS No. 141 are similar in many respects, they differ as to the criteria for the recognition of identifiable intangible assets. For all acquisitions completed in these periods, cash and the fair value of other assets distributed and securities issued unconditionally and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of an acquired business. Consideration that is issued or issuable at the expiration of a contingency period, or that is held in escrow pending the outcome of a contingency, is not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable.

Gains on business dispositions are recognized when the transactions close and the amounts are realized. Losses on business dispositions are realized when the losses are probable and measurable. In measuring gains or losses on the disposition of a business, the consideration received is measured as the amount of cash and the fair value of other assets received and securities transferred unconditionally.

Substantially all consideration associated with business acquisitions and dispositions recognized in 2002, 2001 and 2000 involved the receipt or payment of cash or shares of the corporation’s common stock. These amounts are disclosed in the consolidated statements of cash flows and the consolidated statements of common stockholders’ equity.

Common Stock

Changes in outstanding common shares for the past three years were:

	2002	2001	2000
	Shares in thousands
Beginning balances	781,964	846,331	883,783
Stock issuances (cancelations)
Stock option and benefit plans	7,835	7,099	5,467
Business acquisitions	2	25	10,209
Restricted stock plans	226	(1,130)	(152)
Reacquired shares
Stock purchased	(6,701)	(30,692)	(54,714)
Exchange offer for Coach common stock	—	(41,402)	—
ESOP share redemption	1,331	1,684	1,615
Other	64	49	123

Ending balances	784,721	781,964	846,331

Common stock dividends and dividend per share amounts declared were $467 and $.595 in 2002, $468 and $.57 in 2001 and $465 and $.53 in 2000, respectively.

The corporation issued shares of common stock for business acquisitions, stock option and employee benefit plans and for distributions of restricted stock. The following is a summary of the impact on common stockholders’ equity from these stock issuances for 2002, 2001 and 2000.

	Capital Surplus	Retained Earnings	Unearned Stock	Total
2002 Issuances
Stock option and benefit plans	$109	$—	$—	$109
Restricted stock	5	—	—	5

2002 total	$114	$—	$—	$114

2001 Issuances
Stock option and benefit plans	$104	$—	$—	$104
Restricted stock	—	(34)	21	(13)

2001 total	$104	$(34)	$21	$91

2000 Issuances
Business acquisitions	$257	$—	$—	$257
Stock option and benefit plans	84	—	—	84
Restricted stock	(12)	—	(16)	(28)

2000 total	$329	$—	$(16)	$313

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans.

Stock Options—The exercise price of each stock option equals 100% of the market price of the corporation’s stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally vest ratably over three years.

Under certain stock option plans, an active employee may receive a replacement stock option equal to the number of shares surrendered upon a stock-for-stock exercise. The exercise price of the replacement option is 100% of the market value at the date of exercise of the original option, and the replacement option will remain exercisable for the remaining term of the original option. Replacement stock options generally vest six months from the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2002	2001	2000
Expected lives	4.2 years	3.0 years	4.3 years
Risk-free interest rate	4.3%	5.4%	6.2%
Expected volatility	31.4%	33.6%	28.6%
Dividend yield	2.8%	2.8%	2.6%

A summary of the changes in stock options outstanding under the corporation’s option plans during the years ended June 29, 2002, June 30, 2001, and July 1, 2000 is presented below:
	Shares	Weighted Average Exercise Price
	Shares in thousands
Outstanding at July 3, 1999	62,203	$21.52
Granted	37,780	18.24
Exercised	(4,639)	16.76
Canceled / Expired	(5,739)	22.82

Outstanding at July 1, 2000	89,605	20.32
Granted	5,411	21.68
Exercised	(8,532)	17.71
Canceled / Expired	(8,496)	21.04

Outstanding at June 30, 2001	77,988	20.62
Granted	15,702	21.55
Options converted from acquisition of Earthgrains	1,947	8.02
Exercised	(10,105)	16.28
Canceled / Expired	(4,913)	21.14

Outstanding at June 29, 2002	80,619	$21.04

The following table summarizes information about stock options outstanding at June 29, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 29, 2002	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable at June 29, 2002	Weighted Average Exercise Price
	Shares in thousands
$ 3.76–$18.97	21,000	6.8	$15.37	13,739	$14.97
18.98– 21.97	29,704	6.4	21.10	15,752	20.57
21.98– 31.60	29,915	4.5	24.96	27,461	25.16

$ 3.76–$31.60	80,619	5.8	$21.04	56,952	$21.43

At June 30, 2001 and July 1, 2000, the number of options exercisable was 52,357 and 40,932, respectively, with weighted average exercise prices of $21.64 and $21.73, respectively. Options available for future grant at the end of 2002, 2001 and 2000 were 44,488, 52,736 and 46,945, respectively. The weighted average fair value of individual options granted during 2002, 2001 and 2000 was $4.88, $4.65 and $3.95, respectively.

Employee Stock Purchase Plan (ESPP)—The ESPP permits full-time employees to purchase a limited number of shares of the corporation’s common stock at 85% of market value. Under the plan, the corporation sold 1,943,251, 2,155,261 and 2,711,644 shares to employees in 2002, 2001 and 2000, respectively. Pro forma compensation expense is calculated for the fair value of the employees’ purchase rights using the Black-Scholes model. Assumptions include an expected life of  1/4 of a year and weighted average risk-free interest rates of 2.3% in 2002 and 5.4% in both 2001 and 2000. Other underlying assumptions are consistent with those used for the corporation’s stock option plans described above.

Under APB No. 25, no compensation cost is recognized for stock options and replacement stock options under the various stock-based compensation plans and shares purchased under the ESPP. Had compensation cost for the corporation’s grants for stock-based compensation been determined consistent with SFAS No. 123, the pro forma net income and per share net income for 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000
Net income	$954	$2,205	$1,139
Net income per share—basic	1.20	2.68	1.29
Net income per share—diluted	1.17	2.59	1.25

The differences between the diluted earnings per share as reported by the corporation and the diluted earnings per share under the provisions of SFAS No. 123 would be $.06 in 2002 and 2001, and $.09 in 2000
.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Stock Unit Awards—Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined goals, the RSUs are converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. Awards granted in 2002, 2001 and 2000 were 450,324 units, 184,888 units and 3,502,220 units, respectively. The fair value of the stock unit awards on the date of grant in 2002, 2001 and 2000 was $9, $4 and $62, respectively. Compensation expense for these plans in 2002, 2001 and 2000 was $32, $34 and $20, respectively.

Employee Stock Ownership Plans (ESOP)

Common Stock ESOP—The corporation acquired The Earthgrains Company (Earthgrains) on August 7, 2001. Earthgrains had established a Common Stock ESOP on July 1, 1996, which borrowed $16.8 from Earthgrains for a term of 10 years at a rate of 8% to purchase Earthgrains’ common shares to establish the plan. The Common Stock ESOP provides a 401(k) match to eligible domestic Earthgrains employees. Upon the acquisition of Earthgrains, the Common Stock ESOP acquired 1,452,993 Sara Lee common shares. Common shares are allocated to participants over the period as contributions are made to the plan based upon a ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan.

Common Stock ESOP expense is recognized in accordance with American Institute of Certified Public Accountants Statement of Position No. 93-6. Since the date of acquisition, Common Stock ESOP expense was $6 in 2002. Payments to the Common Stock ESOP since the date of acquisition were $1.9 in 2002 and principal and interest payments made by the Common Stock ESOP were $1.5 and $0.4, respectively. At the end of 2002, there were 1,100,620 common shares that were pledged and 6,468 shares released but unallocated that are both included as outstanding shares for basic and diluted earnings per share purposes.

Preferred Stock ESOP—The corporation maintains a Preferred Stock ESOP that provides a retirement benefit for nonunion domestic employees not covered by the Common Stock ESOP. The convertible preferred stock sold to the corporation’s Preferred Stock ESOP is redeemable at the option of the corporation at any time. Each share is currently convertible into eight shares of the corporation’s common stock and is entitled to 10.264 votes. This stock has a 7.5% annual dividend rate, payable semi-annually, and has a liquidation value of $72.50 plus accrued but unpaid dividends. Preferred Stock ESOP dividends and dividend per share amounts declared were $17 and $5.4375 per share in 2002, $18 and $5.4375 per share in 2001, and $20 and $5.4375 per share in 2000. The purchase of the preferred stock by the Preferred Stock ESOP was funded with both notes guaranteed by the corporation and loans from the corporation. The loan is included in long-term debt and is offset in the corporation’s consolidated balance sheets under the caption unearned deferred compensation. Each year, the corporation makes contributions that, with the dividends on the preferred stock held by the Preferred Stock ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force (EITF) Opinion 89-8.

Preferred Stock ESOP-related expenses amounted to $14 in 2002, $6 in 2001 and $17 in 2000. Payments to the Preferred Stock ESOP were $54 in 2002, $51 in 2001 and $48 in 2000. Principal and interest payments by the Preferred Stock ESOP totaled $45 and $9 in 2002, $39 and $12 in 2001 and $33 and $15 in 2000.

Preferred Stock Purchase Rights

The corporation has a Preferred Stock Purchase Rights Plan. The Rights are exercisable 10 days after certain events involving the acquisition of 15% or more of the corporation’s outstanding common stock or the commencement of a tender or exchange offer for at least 15% of the common stock. Upon the occurrence of such an event, each Right, unless redeemed by the board of directors, entitles the holder to receive, upon exercise and payment of the exercise price, common stock with a value equal to twice the exercise price of the Right. The initial exercise price of a Right is $215, subject to adjustment. There are 6,000,000 shares of preferred stock reserved for issuance upon exercise of the Rights.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Minority Interest in Subsidiaries

Minority interest in subsidiaries consists primarily of preferred equity securities issued by subsidiaries of the corporation. No gain or loss was recognized as a result of the issuance of these securities, and the corporation owned substantially all of the voting equity of the subsidiaries both before and after the transactions.

Minority interest in subsidiaries includes $295 of preferred equity securities issued by a wholly owned foreign subsidiary of the corporation. The securities provide a rate of return based upon the Euribor inter-bank borrowing rate, which averaged 4.7%, 5.2% and 3.6% for 2002, 2001 and 2000, respectively. The securities are redeemable in 2004 in exchange for common shares of the issuer, which may then be put to the corporation for preferred stock. In the event of this put, the corporation’s preferred stock would have a nominal value of $295 with a dividend rate to be set based upon market factors at the time of issuance. The subsidiary may call the securities at any time.

Minority interest in subsidiaries also includes preferred equity securities issued by a domestic subsidiary of the corporation. The amount of these securities was $250 for 2002, 2001 and 2000. The securities provide the holder a rate of return based upon the LIBOR interest rate plus 0.425%, are redeemable in 2005 and may be called at any time by the subsidiary. The weighted average inter-bank borrowing rate was 2.9%, 6.3% and 6.2% for 2002, 2001 and 2000, respectively. The subsidiary has the option of redeeming the securities with either cash, debt or shares of common stock of the corporation with a value of $250.

Minority interest expense of $33 in 2002, $51 in 2001 and $35 in 2000 is recorded in selling, general and administrative expenses.

Earnings per Share

Net income per share—basic is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per share—diluted reflects the dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock.

Options to purchase 43.6 million shares at June 29, 2002, 33.1 million shares at June 30, 2001, and 34.1 million shares at July 1, 2000 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock.

The following is a reconciliation of net income to net income per share—basic and diluted for the years ended June 29, 2002, June 30, 2001 and July 1, 2000:

	2002	2001	2000
	Shares in millions
Income from continuing operations	$1,010	$1,603	$1,158
Income from discontinued operations and gain on disposal of discontinued operations, net of income taxes	—	663	64

Net income	1,010	2,266	1,222
Less dividends on preferred stock, net of tax benefits	(10)	(11)	(12)

Income applicable to common stockholders—basic	1,000	2,255	1,210
Adjustment for assumed conversion of ESOP shares	9	9	9

Income applicable to common stockholders—diluted	$1,009	$2,264	$1,219

Average shares outstanding—basic	785	819	875
Dilutive effect of stock option and stock award plans	8	9	9
Dilutive effect of ESOP plan	25	26	28

Diluted shares outstanding	818	854	912

Income from continuing operations per share—basic	$1.27	$1.94	$1.31

Income from discontinued operations per share—basic	$—	$.81	$.07

Net income per share—basic	$1.27	$2.75	$1.38

Income from continuing operations per share—diluted	$1.23	$1.87	$1.27

Income from discontinued operations per share—diluted	$—	$.78	$.07

Net income per share—diluted	$1.23	$2.65	$1.34

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Long-term Debt

The composition of the corporation’s long-term debt is summarized in the following table:

	Interest Rate Range	Maturity	2002	2001	2000
U.S. dollar obligations
ESOP debt	5.73- 8.18%	2003-2004	$81	$126	$165
Notes and debentures	2.09- 8.50	2003-2012	2,697	1,064	1,179
Revenue bonds	1.75- 2.50	2013-2024	44	50	50
Zero coupon notes	10.00-14.25	2014-2015	30	27	24
Various other obligations			6	—	10

			2,858	1,267	1,428

Foreign currency obligations
European euro	3.52-6.13	2003-2012	2,097	1,759	991
British pound	—	—	—	—	100
Various other obligations			92	94	110

			2,189	1,853	1,201

Total long-term debt			5,047	3,120	2,629
Less current maturities			721	480	381

			$4,326	$2,640	$2,248

The ESOP debt is guaranteed by the corporation.

The zero coupon notes are net of unamortized discounts of $94 in 2002, $97 in 2001 and $100 in 2000. Principal payments of $19 and $105 are due in 2014 and 2015, respectively.

Payments required on long-term debt during the years ending in 2003 through 2007 are $721, $964, $621, $427 and $30, respectively.

The corporation made cash interest payments of $293, $251 and $249 in 2002, 2001 and 2000, respectively.

Rental expense under operating leases was $189 in 2002, $201 in 2001 and $204 in 2000. Future minimum annual fixed rentals required during the years ending in 2003 through 2007 under non-cancelable operating leases having an original term of more than one year are $125, $99, $78, $64 and $55, respectively. The aggregate obligation subsequent to 2007 is $121.

The corporation is contingently liable for long-term leases on properties operated by others. The minimum annual rentals under these leases average approximately $22 for the years ending in 2003 through 2007. The aggregate obligation subsequent to 2007 is $87.

Credit Facilities

The corporation has numerous credit facilities available, including ongoing revolving credit agreements totaling $2.1 billion that had a weighted average annual fee of 0.06% as of June 29, 2002. These agreements support commercial paper borrowings and other financial instruments. Selected data on the corporation’s short-term obligations follow:

	2002	2001	2000
Maximum period-end borrowings	$3,110	$2,577	$2,726
Average borrowings during the year	1,821	1,573	2,102
Weighted average interest rate during the year	2.8%	6.0%	4.9%
Weighted average interest rate at year-end	2.3	5.6	6.1

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Sale of Accounts Receivable

The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate corporate entity, holds these receivables and sells participating interests in such accounts receivable to financial institutions, which, in turn purchase and receive ownership and security interests in those receivables. As collections reduce accounts receivable included in the pool, the operating units sell new receivables to the limited purpose subsidiary. The limited purpose subsidiary has the risk of credit loss on the receivables. The availability under the program is $250, and this amount was fully utilized as of June 29, 2002, June 30, 2001, and July 1, 2000. The proceeds from the sales were used to reduce borrowings. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating rate that approximates short-term borrowing rates for investment grade entities and is accounted for as a cost of the receivable sale program. This cost has been included in selling, general and administrative expenses in the consolidated statements of income. This discount aggregated $7, $14 and $14 in 2002, 2001 and 2000, respectively, or 2.7%, 5.7% and 5.8% of the weighted average balance of the receivables outstanding during the same periods. The corporation retains collection and administrative responsibilities for the participating interests in the defined pool. The amount of receivables sold under this program can be increased; however, if the corporation’s credit rating falls below investment grade, additional receivable sales could not be made under this agreement.

Contingencies

Contingent Asset—The corporation sold its European cut tobacco business in 1999. Under the terms of that sale agreement, the corporation can receive a cash payment of euro 95 million from the buyer in January 2004 if tobacco continues to be a legal product in the Netherlands, Germany and Belgium. Additional annual payments of euro 95 million can be received beginning in 2005 and extending through 2010 if tobacco continues to be a legal product in those countries. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22%, and Belgium 11%. If any of these amounts are received, they will be recognized in income upon receipt and separately disclosed.

Contingent Liabilities—The corporation is a party to various pending legal proceedings and claims, and environmental actions by governmental agencies. Although the outcome of such items cannot be determined with certainty, the corporation’s general counsel and management are of the opinion that the final outcome of these matters should not have a material effect on the corporation’s results of operations or financial position.

Financial Instruments and Risk Management

On July 2, 2000, the corporation adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. In accordance with the provisions of SFAS No. 133, the corporation recorded a transition adjustment upon adoption of the standard to recognize its derivative instruments at fair value, to recognize the ineffective portion of cash flow hedges and to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities. The effect of this transition adjustment was to increase reported income in 2001 by approximately $1. The corporation also recorded a transition adjustment of approximately $6 in accumulated other comprehensive income to recognize previously deferred net gains on derivatives designated as cash flow hedges and a net increase in net assets of approximately $7.

Interest Rate and Currency Swaps—To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate instruments or that fix the interest payments of certain floating-rate debt instruments. Interest rate swap agreements are accounted for as fair value or cash flow hedges. The fair value of interest rate and currency swaps is based on quotes from swap dealers.

		Weighted Average Interest Rates2
	Notional Principal1	Receive	Pay
Interest Rate Swaps
2002 Receive fixed—pay variable	$1,202	7.2%	4.8%
2000 Receive variable—pay fixed	385	5.9	5.4
Receive fixed—pay variable	100	7.1	6.6
Currency Swaps
2002 Receive fixed—pay fixed	$337	6.2%	6.2%
2001 Receive fixed—pay fixed	8	13.6	4.0
2000 Receive variable—pay variable	9	6.6	4.1

1
The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.

2	The weighted average interest rates are as of the respective balance sheet dates.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Forward Exchange, Futures and Option Contracts—The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, Mexican peso, Canadian dollar and British pound.

The corporation uses futures contracts to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, coffee, wheat, butter and corn. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices, due to a high correlation between the commodity costs and the ultimate selling price of the corporation’s products.

The following table summarizes by major currency the contractual amounts of the corporation’s forward exchange contracts in U.S. dollars. The bought amounts represent the net U.S.-dollar equivalent of commitments to purchase foreign currencies, and the sold amounts represent the net U.S.-dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S.-dollar equivalent value using the exchange rate at the reporting date. Forward exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year.

Foreign Currency—Bought (Sold)	2002	2001(1)	2000(1)
European euro	$813	$412	$297
British pound	(210)	(101)	(115)
Canadian dollar	(91)	(92)	(71)
Other	(16)	(134)	(51)

(1)	Forward contracts denominated in European legacy currencies have been translated into European euros.

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts to sell foreign currency, in U.S. dollars:

Foreign Currency—Sold	2002	2001	2000
European euro	$383	$7	$260
Mexican peso	55	17	—
British pound	61	—	—

As of July 2, 2000, the net accumulated derivative gain recorded in accumulated other comprehensive income was $6. During 2001, the corporation deferred $18 of accumulated net derivative gains and reclassified to earnings $29 of net derivative gains from accumulated other comprehensive income, resulting in a balance in accumulated other comprehensive income on June 30, 2001 of an accumulated loss of $5. During 2002, the corporation deferred $13 of accumulated net derivative losses and reclassified to earnings $4 of net derivative losses from accumulated other comprehensive income, resulting in a balance in accumulated other comprehensive income on June 29, 2002 of an accumulated loss of $14. At June 29, 2002, the maximum maturity date of any cash flow hedge was one year, excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net losses from accumulated other comprehensive income of approximately $16, at the time the underlying hedged transactions are realized.

During the year ended June 29, 2002, net losses related to cash flow and fair value hedge ineffectiveness, derivative losses excluded from the assessment of effectiveness and gains or losses resulting from the disqualification of hedge accounting have been omitted due to the insignificance of these amounts.

Non-U.S.-Dollar Financing Transactions—The corporation uses non-U.S.-dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For the year ended June 29, 2002, net losses of $246 arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account within common stockholders’ equity.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Concentrations of Credit Risk—A large number of major international financial institutions are counterparties to the corporation’s financial instruments. The corporation enters into financial instrument agreements only with counterparties meeting very stringent credit standards, limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continuously monitored. While the corporation may be exposed to credit losses in the event of nonperformance by these counterparties, it does not anticipate material losses because of these control procedures.

Trade accounts receivable due from highly leveraged customers were $110 at June 29, 2002, $69 at June 30, 2001, and $62 at July 1, 2000. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Guarantees—The corporation had third-party guarantees outstanding aggregating approximately $18 at June 29, 2002 and $14 at both June 30, 2001, and July 1, 2000. These guarantees relate primarily to financial arrangements to support various suppliers of the corporation.

Fair Values—The carrying amounts of cash and equivalents, trade accounts receivables, notes payable and accounts payable approximated fair value as of June 29, 2002, June 30, 2001 and July 1, 2000. The fair values of the remaining financial instruments recognized on the consolidated balance sheets of the corporation at the respective year-ends were:

	2002	2001	2000
Long-term debt, including current portion	$5,158	$3,098	$2,654
ESOP convertible preferred stock	515	508	514
Interest rate swaps	15	—	6
Currency swaps	(31)	—	1
Foreign currency forwards	(10)	(20)	13
Foreign currency options	4	(1)	8

The fair value of the corporation’s long-term debt, including the current portion, is estimated using discounted cash flows based on the corporation’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the ESOP preferred stock is based on the contracted conversion into the corporation’s common stock. The fair value of interest rate and currency swaps is based on quotes from swap dealers. The fair value of foreign currency forwards and options is based upon currency forward rates obtained from third-party institutions.

Unusual Items

In May 2000, a program to reshape the business activities of the corporation was announced. During 2002 and 2001, a series of actions was taken in accordance with this initiative, and the recognition of these events had a significant impact on the operating results and financial condition of the corporation. The primary actions taken under this Reshaping program, the significant estimates made in the recognition of these events, and the impact on the results of operations and financial condition of the corporation are as follows:

Exit Activities—Starting in the second quarter of 2001, and ending in the second quarter of 2002, the corporation’s management approved plans to terminate a number of employees and exit certain manufacturing, distribution and administrative activities within a 12-month period. The plans approved by management during 2002 resulted in a pretax charge of $165 and a reduction in net income of $125, or $.15 of diluted earnings per share. Of the $165 charge, $172 is included in the “Unusual items—Charges for exit activities and business dispositions” line of the consolidated statement of income, and the remaining $7 credit is reflected in the “Cost of sales—product line exit costs” line. Business segment operating income was reduced as a result of this charge as follows: Intimates and Underwear—$74; Sara Lee Bakery—$49; Sara Lee Meats—$33; and Beverage—$9. The components of this charge consist of the following: $100 of severance and other employee benefits; $26 of anticipated losses on the disposal of real estate and equipment; $40 of non-cancelable lease payments and other third-party obligations; $6 of moving and other related expenses; and a $7 credit related to better than expected results on the exit of certain licensed products.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

For 2001, plans approved by management resulted in a pretax charge of $213 and a reduction in net income of $148, or $.17 of diluted earnings per share. Of the $213 charge, $187 is included in the “Unusual items—Charges for exit activities and business dispositions” line of the consolidated statement of income. The remaining $26 is related to anticipated losses on the exit of certain licensed products and is displayed in the “Cost of sales—product line exit costs” line of the consolidated statement of income. Of the total charge, $210 was directly attributable to the corporation’s business segments and $3 was related to the corporate headquarters. Business segment operating income was reduced as a result of this charge as follows: Intimates and Underwear—$165; Sara Lee Meats—$23; Sara Lee Bakery—$13; Beverage—$6; and Household Products—$3. The components of this charge consist of the following: $122 of severance and other employee benefits; $37 of anticipated losses on the disposal of real estate and equipment; $25 of non-cancelable lease payments and other third-party obligations; $3 of moving and other related expenses; and $26 related to the decision to exit certain licensed products.

After combining the charges recognized in 2002 and 2001, the corporation’s approved exit activities have reduced pretax earnings and net income by $378 and $273, respectively. The components of the $378 pretax charge are as follows:

•
$222 of the cumulative charge is for the cost of severance and other employee benefits associated with the termination of 20,153 employees. The specific location of these employees and the status of the planned actions as of June 29, 2002 are summarized in a table contained in this note.

•
$63 of the cumulative charge is for anticipated losses on the disposal of real estate and equipment at 20 owned facilities and the disposal of equipment at a number of leased facilities. The loss recognized is the difference between the estimated selling price and the carrying value of the assets held for sale. Selling prices were estimated based on offers received from third parties or third-party appraisals of the real estate held for sale, as well as the corporation’s prior experience with comparable equipment disposals. The charge relates primarily to the planned exit of Intimates and Underwear manufacturing facilities in the United States, Mexico and Europe; 3 domestic meat-processing plants; and a Beverage facility in Europe. As of June 29, 2002, 19 of the 20 owned facilities had been closed and 11 of the 19 had been sold. All actions contemplated by the exit plans are expected to be completed within 12 months of the date of the related charge. The carrying value of the property and equipment awaiting sale at June 29, 2002 is $7 and is recorded in the “Net assets of businesses held for sale” line on the consolidated balance sheet.

•
$65 of the cumulative charge is related to certain contractual obligations that must be satisfied in connection with the exit activities approved by management. Of this amount, $53 relates to non-cancelable lease payments on 36 leased facilities that are being exited. This charge represents the difference between the non-cancelable obligation after the facility is exited and the sublease income that is estimated to be received. As of June 29, 2002, 29 of the leased facilities had been exited. The remaining $12 of the charge relates to certain other third-party contractual obligations that must be satisfied, including settlement amounts to terminate distribution relationships and the remaining obligations due on product licensing agreements once these activities have ceased. Of the $12 charge, $5 remains to be paid as of June 29, 2002.

•
$19 of the cumulative charge results from the decision to terminate product licensing agreements and exit related manufacturing operations. The $19 charge was recorded in “Cost of sales—product line exit costs” in the consolidated statements of income and consisted of a $26 charge in 2001 and a $7 credit in 2002 as a result of better than expected results on the disposition of inventory related to these licensing agreements. The loss recognized is the difference between the value of the inventory realized, based on the actual proceeds received, and the related carrying value.

•
$9 of the cumulative charge relates to moving and other related expenses for employees affected by the Reshaping program. The corporation recognized these expenses in the period the related service was rendered by third-party suppliers. Cash was expended to pay vendors in essentially the same period as the expense was recognized.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

The following table summarizes the charges taken for the approved exit plans and the related activity through June 29, 2002:

	Exit Costs Recognized During		Write-down of Assets to Net Realizable Value	Cash Payments	Accrued Exit Costs as of June 29, 2002
	2002	2001
Employee termination and other benefits	$100	$122	$—	$(134)	$88
Expected losses on disposals of property and equipment and other related costs	26	37	(63)	—	—
Other exit costs—includes non-cancelable lease and other contractual obligations	40	25	—	(15)	50
Expected losses on disposal of inventories	(7)	26	(19)	—	—
Moving and other related costs	6	3	—	(9)	—

Total exit costs	$165	$213	$(82)	$(158)	$138

Of the $378 cumulative charge, $296 will require the use of cash and $82 is a non-cash component. The corporation expects to fund the cash costs of this charge from internal sources and proceeds generated from the sale of businesses.

The following table summarizes the planned employee terminations by location and business segment, and the status of those actions as of the end of 2002:

	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Intimates and Underwear	Corporate	As of June 29, 2002
United States	928	279	—	—	1,974	20	3,201
Canada	—	—	—	—	101	—	101
Puerto Rico, Mexico and Latin America	67	—	—	—	12,396	—	12,463
Europe	100	210	91	—	2,769	—	3,170
Asia and Africa	—	381	—	48	789	—	1,218

	1,095	870	91	48	18,029	20	20,153

As of June 29, 2002
Employees terminated	722	757	77	48	15,274	20	16,898
Employees to be terminated	373	113	14	—	2,755	—	3,255

	1,095	870	91	48	18,029	20	20,153

Business Dispositions    During 2002 and 2001, the corporation’s management approved plans to dispose of 18 businesses that had limited growth opportunities and low returns. These included Argal, a Spanish meat business; Ozark Salad, a domestic prepared salad business; the Champion apparel business in Europe and a portion of the domestic Champion business; Bakery operations in Europe, India and Asia; certain intimate apparel businesses in Australasia and Europe; and a number of businesses that supply textile products to the domestic and European intimate apparel industry. As of June 29, 2002, the disposition of 17 of these businesses had been completed, with 10 of these dispositions taking place in 2001. Cash proceeds received from the business dispositions were $143, of which $120 was received in 2001 and the remainder in 2002. The final business to be disposed is a small bakery operation in China that has been closed. The corporation is awaiting government approval before the assets, which are less than $1, can be sold.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

The pretax charges recognized in 2002 and 2001 of $5 and $341, respectively, are included in the “Unusual items—Charges for exit activities and business dispositions” line of the consolidated statements of income. Net sales recognized by these businesses were $15 in 2002, $567 in 2001 and $815 in 2000. These businesses had operating losses of $3 in 2002, $18 in 2001 and $15 in 2000, and operating income of $43 in 1999.

During 2002, management approved plans to dispose of two businesses and concluded that a business in the Beverage segment targeted for disposal in 2001 would not be completed in a timely manner. When it was determined that the business in the Beverage segment would not be disposed of within a one-year period, the corporation reversed the $2 pretax charge and the $24 tax provision recognized in 2001 for this intended transaction. These actions, along with other adjustments to reflect the actual losses incurred on completed transactions, resulted in a pretax charge of $5 in 2002, and an increase in net income of $24, or $.03 of diluted earnings per share. This net pretax charge reduced the operating income of the corporation’s Intimates and Underwear segment by $6 and the Sara Lee Bakery segment by $1, and increased the operating income of the Beverage segment by $2.

During 2001, management approved plans to dispose of 17 businesses, resulting in a pretax charge of $341 and a reduction in net income of $352, or $.41 of diluted earnings per share. This charge reduced the operating income of the corporation’s business segments as follows: Intimates and Underwear—$246; Sara Lee Meats—$47; Sara Lee Bakery—$46; and Beverage—$2.

PYA/Monarch Disposition—In December 2000, the corporation sold its PYA/Monarch foodservice distribution business and received cash proceeds of $1,559. The disposition resulted in a gain before income taxes of $1,126 and an after-tax gain of $638, or $.75 of diluted earnings per share. The PYA/Monarch foodservice operation constituted a reportable segment of the corporation, and as a result, this gain has been recognized in the discontinued operations section of the accompanying consolidated financial statements.

Gain on Disposal of Coach Business—A tax-free gain of $967, or $1.13 of diluted earnings per share, was recognized on the disposition of the Coach business in 2001. This disposition took place in two steps. In October 2000, the corporation’s Coach subsidiary completed an initial public offering of 19.5% (8,487,000 shares) of its common stock. Cash proceeds of $122 were received and a tax-free gain of $105 was recognized upon completion of the offering. In April 2001, the second step of the disposition was completed when the corporation’s remaining 80.5% (35,026,333 shares) ownership interest in Coach was exchanged with third parties for 41,402,285 shares of Sara Lee common stock. The market value of the Coach shares disposed of was $998, and an $862 gain was recognized on this tax-free transaction.

Acquisitions

Earthgrains—In July 2001, the corporation made a cash-tender offer for all of the outstanding common shares of The Earthgrains Company (Earthgrains) at a price of $40.25 per share. In August 2001, the corporation completed the acquisition, acquiring all of the outstanding shares and merging Earthgrains into a wholly owned subsidiary of the corporation. Consideration of $1,941, which consisted of $1,915 of cash and $26 of stock, was issued to acquire the Earthgrains shares. Cash on the Earthgrains balance sheet on the acquisition date reduced the cash expenditure to a net amount of $1,829. In addition, the corporation assumed $1,010 of Earthgrains’ long-term debt and notes payable. There are no contingent payments or commitments associated with this acquisition. The results of operations for Earthgrains have been included in the consolidated financial results of the corporation since August 8, 2001.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Earthgrains manufactures fresh packaged bread and refrigerated dough in the United States and Europe, and delivers these products through direct-store and warehouse delivery systems. The Earthgrains acquisition provides growth opportunities for the corporation’s existing domestic bakery operations. These growth opportunities are anticipated to come from a number of sources including the introduction of the Sara Lee brand into fresh bread and refrigerated dough products, and the delivery of other products of the corporation through the Earthgrains distribution system. In Europe, Earthgrains provides the corporation with established positions for future growth in both Spain and France. The opportunities to leverage the Sara Lee brand name, the synergies from combining the existing bakery operations of the corporation with those of Earthgrains and the growth prospects for the Earthgrains base business were key factors associated with the determination of the purchase price and the related goodwill.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

Net Assets Acquired

August 7, 2001
ASSETS
Cash and marketable securities	$86
Accounts receivable	254
Inventory	75
Other current assets	91

Total current assets acquired	506

Property, plant and equipment	812
Other non-current assets	13
Identifiable intangibles	872
Goodwill	1,710

Total assets acquired	$3,913

LIABILITIES
Accounts payable	$(140)
Notes payable	(255)
Accrued liabilities	(202)
Current portion of long-term debt	(7)

Total current liabilities acquired	(604)

Long-term debt	(748)
Other non-current liabilities	(620)

Net assets acquired	$1,941

The corporation engaged an independent appraiser to determine the current replacement cost of property, the fair value of the intangible assets and the remaining useful lives of these Earthgrains assets. The fair value of the intangible assets on the acquisition date was determined to be $872 of which $860 is subject to amortization with a weighted average life of 30 years and $12 is not subject to amortization. Trademarks and brands were valued at $478 and determined to have a weighted average useful life of 40 years; grocery store and other customer relationships were valued at $371 and determined to have a weighted average useful life of 19 years; and distribution management software was valued at $11 with a useful life of 4 years.

Goodwill of $1,710 was recognized in connection with the Earthgrains acquisition, and the entire amount relates to the Bakery segment. None of this goodwill is expected to be deductible for tax purposes.

        Other 2002 Business Acquisitions—In 2002, the corporation completed acquisitions for a total cash cost of $101, which primarily consisted of:

•	Trails Best, a domestic manufacturer of beef jerky and similar meat snacks as well as hamburger patties.

•	Café Prima, a coffee manufacturer and distributor located in Poland.

•	The corporation also acquired a small investment in a distributor of body care and shoe care products located in India and a cost method investment in a material sourcing company.

The fair value of intangible assets identified in these acquisitions was $27 and consists primarily of trademarks and brand names, all of which are being amortized over a weighted average period of 6.5 years. The total goodwill recognized in connection with these acquisitions was $63 of which $48 relates to the Beverage segment, $12 relates to the Sara Lee Meats segment and $3 relates to the Household Products segment. None of this goodwill is expected to be deductible for tax purposes.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Unaudited Pro Forma Disclosures—The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2002 acquisitions had been completed as of the beginning of the period presented. The unaudited pro forma data gives effect to actual operating results prior to the acquisition date. In determining the unaudited pro forma amounts, income taxes, interest expense, and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combination.

	2002	2001
Net sales	$17,939	$19,303
Net income from continuing operations	1,013	1,537
Earnings per share from continuing operations
Basic	$1.28	$1.86
Diluted	1.24	1.80

During 2001, the corporation acquired several businesses for an aggregate purchase price of $300. The principal acquisitions were Café Pilão Caboclo Ltda., a Brazilian manufacturer and marketer of roasted coffee; Amando, a European processed meat manufacturer; and Zorba, a Brazilian apparel manufacturer. The businesses acquired in 2001 generated sales of $247 and contributions to pretax income were not significant.

During 2000, the corporation acquired several businesses and certain equity method investments for an aggregate purchase price of $1 billion, consisting of $743 of cash and $257 of common stock. The principal acquisitions were Chock full o’Nuts Corporation, a domestic roaster, packer and marketer of coffee; the North American coffee business of Nestlé S.A., which includes the Hills Bros, MJB and Chase & Sanborn brands; Outer Banks Inc., a manufacturer, marketer and distributor of knitted sport shirts; and Courtaulds Textiles plc, a European producer, marketer and distributor of private-label and branded apparel products. The corporation also acquired a minority interest in Johnsonville Sausage, a domestic manufacturer and marketer of fresh meat products.

Retirement Plans

The corporation has noncontributory defined benefit plans covering certain of its domestic employees. The benefits under these plans are based primarily on years of service and compensation levels. The plans are funded in conformity with the requirements of applicable government regulations. The plans’ assets consist principally of marketable equity securities and corporate and government debt securities.

The employee benefit plans of the corporation’s foreign subsidiaries have provisions consistent with local practices.

Net pension expense is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. The weighted average assumptions at the respective year-ends were:

	2002	2001	2000
Discount rate	6.0%	6.1%	6.2%
Rate of compensation increase	5.0	4.9	4.9
Long-term rate of return on plan assets	7.6	8.0	8.2

The components of the defined benefit plan expenses were:

	2002	2001	2000
Components of defined benefit net periodic benefit cost
Service cost	$95	$92	$85
Interest cost	190	179	134
Expected return on assets	(222)	(235)	(183)
Amortization of
Net initial asset	—	(3)	(3)
Prior service cost	9	9	9
Net actuarial loss	13	2	6

Net periodic benefit cost	$85	$44	$48

The increase in pension expense in 2002 was primarily due to the lower than anticipated return on plan assets in 2001 and the acquisition of Earthgrains.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

The funded status of defined benefit plans at the respective year-ends was:

	2002	2001	2000
Projected benefit obligation
Beginning of year	$2,957	$2,928	$2,326
Service cost	95	92	85
Interest cost	190	179	134
Plan amendments	3	2	6
Acquisitions/dispositions	157	10	619
Benefits paid	(168)	(141)	(104)
Participant contributions	1	1	2
Actuarial loss (gain)	73	37	(45)
Foreign exchange	205	(151)	(95)

End of year	$3,513	$2,957	$2,928

Fair value of plan assets
Beginning of year	$2,701	$3,007	$2,238
Actual return on plan assets	60	(55)	248
Employer contributions	81	56	24
Participant contributions	1	1	2
Benefits paid	(168)	(141)	(104)
Acquisitions/dispositions	89	(1)	708
Foreign exchange	193	(166)	(109)

End of year	$2,957	$2,701	$3,007

Funded status	$(556)	$(256)	$79
Unrecognized
Prior service cost	55	59	70
Net actuarial loss	591	350	50
Net initial liability (asset)	6	4	2

Prepaid benefit cost recognized	$96	$157	$201

Amounts recognized on the consolidated balance sheets
Noncurrent benefit liability	$(220)	$(38)	$—
Other noncurrent assets	35	—	171
Accumulated other comprehensive income	281	195	30

Prepaid benefit cost recognized	$96	$157	$201

The corporation provides health care and life insurance benefits to certain retired employees and their covered dependents and beneficiaries. Generally, employees who have attained age 55 and who have rendered 10 or more years of service are eligible for these postretirement benefits. Certain retirees are required to contribute to plans in order to maintain coverage. The components of the expense for these plans were:

	2002	2001	2000
Components of defined benefit net periodic benefit cost
Service cost	$13	$4	$6
Interest cost	29	11	12
Net amortization and deferral	(1)	1	1

Net periodic benefit cost	$41	$16	$19

The increase in the postretirement health care and life insurance expense was primarily due to the acquisition of Earthgrains.

The funded status of postretirement benefit plans at the respective year-ends was:

	2002	2001	2000
Accumulated postretirement benefit obligation
Beginning of year	$180	$181	$196
Service cost	13	4	6
Interest cost	29	11	12
Net benefit paid	(25)	(14)	(14)
Actuarial loss (gain)	24	2	(17)
Acquisition	272	—	—
Foreign exchange	6	(4)	(2)

End of year	$499	$180	$181

Fair value of plan assets	$2	$2	$2

Funded status	$(497)	$(178)	$(179)
Unrecognized
Prior service cost	—	(2)	(2)
Net actuarial (gain)	(5)	(28)	(26)
Net initial asset	(13)	(6)	(5)

Net accrued benefit liability recognized on the consolidated balance sheets	$(515)	$(214)	$(212)

Weighted average discount rate	6.4%	6.5%	6.5%

The assumed health care cost trend rate is 11% for 2003, decreasing to 6.5% in 2008 and remaining at that level thereafter. These trend rates reflect the corporation’s prior experience and management’s expectation that future rates will decline. Assumed health care cost trend rates impact the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest components	$7	$(5)
Effect on postretirement benefit obligation	64	(51)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Intangible Assets and Goodwill

Impact of Adopting SFAS No. 142—The corporation elected to adopt the provisions of SFAS No. 142 at July 1, 2001. Under the provisions of SFAS No. 142, intangible assets with finite lives are amortized, while intangible assets with indefinite lives and goodwill are not amortized. Prior to the start of 2002, the corporation followed the provisions of APB Opinion No. 17, which required that all identifiable intangible assets and goodwill be amortized by systematic charges to income over the period expected to be benefited. The provisions of SFAS No. 142 prohibit the restatement of prior year financial statements. In order to permit the comparison of net income and earnings per share in 2002 with that of prior years, the following table presents those amounts adjusted to exclude amortization expense related to goodwill and intangible assets that are no longer being amortized.

	2002	2001	2000
Net Income
Reported net income	$1,010	$2,266	$1,222
Goodwill amortization	—	93	94
Intangible amortization	—	20	15

Adjusted net income	$1,010	$2,379	$1,331

Basic Earnings per Share
Reported net income	$1.27	$2.75	$1.38
Goodwill amortization	—	0.12	0.11
Intangible amortization	—	0.02	0.02

Adjusted net income	$1.27	$2.89	$1.51

Diluted Earnings per Share
Reported net income	$1.23	$2.65	$1.34
Goodwill amortization	—	0.11	0.10
Intangible amortization	—	0.02	0.02

Adjusted net income	$1.23	$2.78	$1.46

EPS amounts are rounded to the nearest cent and individual amounts may not necessarily sum.

Intangible Assets—The primary components of the corporation’s intangible assets and the related amortization expense are as follows:

	Gross	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Trademarks and brand names	$1,146	$215	$931
Customer relationships	374	24	350
Computer software	173	47	126
Other contractual agreements	9	3	6

	$1,702	$289	1,413

Trademarks and brand names not subject to amortization			693

Net book value of intangible assets			$2,106

Prior to 2002, intangible assets consisted primarily of trademarks and brand names. The aggregate amortization expense for intangible assets subject to amortization was $111 in 2002, $110 in 2001 and $107 in 2000. The estimated aggregate amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $124 in 2003; $125 in 2004; $123 in 2005; $115 in 2006; and $99 in 2007.

Goodwill—The goodwill associated with each business segment and the changes in those amounts during the period are as follows:

	Net Book Value at July 1, 2001	Business Acquisitions	Foreign Exchange/ Other	Net Book Value at June 29, 2002
Meats	$238	$12	$2	$252
Bakery	—	1,710	—	1,710
Beverage	367	48	(14)	401
Household Products	454	3	40	497
Intimates and Underwear	470	—	(16)	454

	$1,529	$1,773	$12	$3,314

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Income Taxes

The provisions for income taxes computed by applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were:

	2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent
Income from continuing operations before provision for income taxes
United States	$228	19.2%	$1,079	58.3%	$975	62.2%
Foreign	957	80.8	772	41.7	592	37.8

	$1,185	100.0%	$1,851	100.0%	$1,567	100.0%

Tax expense at U.S. statutory rate	$415	35.0%	$648	35.0%	$548	35.0%
State taxes, net of federal benefit	5	0.4	9	0.5	16	1.0
Difference between U.S. and foreign rates	(144)	(12.2)	(169)	(9.2)	(77)	(4.9)
Gain on disposal of Coach business	—	—	(338)	(18.3)	—	—
Exit activities and business dispositions	(10)	(0.8)	140	7.6	—	—
Nondeductible amortization	—	—	50	2.7	50	3.2
Benefit of foreign tax credits	(69)	(5.8)	(38)	(2.0)	(80)	(5.1)
Other, net	(22)	(1.9)	(54)	(2.9)	(48)	(3.1)

Taxes at effective worldwide tax rates	$175	14.7%	$248	13.4%	$409	26.1%

Current and deferred tax provisions (benefits) were:

	2002		2001		2000
	Current	Deferred	Current	Deferred	Current	Deferred
United States	$27	$(95)	$(12)	$29	$99	$36
Foreign	105	130	169	48	241	8
State	22	(14)	3	11	21	4

	$154	$21	$160	$88	$361	$48

Following are the components of the deferred tax provisions (benefits) occurring as a result of transactions being reported in different years for financial and tax reporting:

	2002	2001	2000
Depreciation	$(27)	$11	$(39)
Inventory valuation methods	7	22	(23)
Nondeductible reserves	7	31	17
Other, net	34	24	93

	$21	$88	$48

Cash payments for income taxes	$266	$259	$245

The deferred tax (assets) liabilities at the respective year-ends were as follows:

	2002	2001	2000
Deferred tax (assets) liabilities
Reserves not deductible until paid	$(365)	$(325)	$(435)
Intangibles	525	232	186
Restructuring reserves	(19)	(52)	(11)
Net operating loss and other tax carryforwards	(129)	(86)	(37)
Property, plant and equipment	56	(60)	(55)
Other	(149)	(8)	23

Net deferred tax (assets)	$(81)	$(299)	$(329)

At June 29, 2002, applicable U.S. federal income taxes and foreign withholding taxes have not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $325 would have been recognized in the consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dollars in millions except per share data

Business Segment Information

The corporation’s business segments are described in the Company Overview on pages 18 through 21 and in the Financial Review on page 29. In 2002, the corporation acquired Earthgrains and combined the operations of the Earthgrains business with the corporation’s existing bakery business creating the Sara Lee Bakery Group. The combined bakery business constitutes a new business segment. Prior year results have been restated to conform to the new management and segment organization.

	2002		2001		2000
Sales(1,2)
Sara Lee Meats	$3,704		$3,722		$3,662
Sara Lee Bakery	2,976		832		965
Beverage	2,539		2,786		2,730
Household Products	1,962		1,919		1,971
Intimates and Underwear	6,455		7,452		7,283

	17,636		16,711		16,611
Intersegment	(8)		(79)		(157)

Total	$17,628		$16,632		$16,454

Operating Income
Sara Lee Meats	$323	(3)	$287	(4)	$356
Sara Lee Bakery	97	(3)	(53	)(4)	14
Beverage	416	(3)	477	(4)	472
Household Products	339		342	(4)	355
Intimates and Underwear	596	(3)	1,400	(4,5)	844

Total operating companies income	1,771		2,453		2,041

Amortization of goodwill, trademarks and other intangibles	(77)		(191)		(171)
General corporate expenses	(301)		(231	)(4)	(127)

Total operating income	1,393		2,031		1,743
Net interest expense	(208)		(180)		(176)

Income from continuing operations before income taxes	$1,185		$1,851		$1,567

Assets
Sara Lee Meats	$2,027		$1,816		$1,922
Sara Lee Bakery	4,020		221		388
Beverage	1,767		1,669		1,967
Household Products	1,911		1,750		1,464
Intimates and Underwear	3,937		4,372		4,902

	13,662		9,828		10,643
Other(6,7)	91		339		968

Total assets	$13,753		$10,167		$11,611

Depreciation
Sara Lee Meats	$95		$86		$79
Sara Lee Bakery	108		43		40
Beverage	80		77		81
Household Products	30		30		31
Intimates and Underwear	145		149		154

	458		385		385
Other	13		7		17

Total depreciation	$471		$392		$402

Additions to Long-lived Assets
Sara Lee Meats	$228		$162		$249
Sara Lee Bakery	3,521		23		67
Beverage	266		331		399
Household Products	55		51		76
Intimates and Underwear	113		234		386

	4,183		801		1,177
Other	28		24		18

Total additions to long-lived assets	$4,211		$825		$1,195

(1)	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
(2)
Revenues from one customer represent approximately $1.8 billion of the corporation’s consolidated revenues in 2002. All of the corporation’s business segments sell to this customer. No single customer accounted for more than 10% of the corporation’s consolidated sales in 2001 or 2000.

(3)
Includes provisions for exit activities and business dispositions reported in the 2002 consolidated statement of income that reduced operating income by: Sara Lee Meats $33; Sara Lee Bakery $50; Beverage $7; and Intimates and Underwear $80.

(4)
Includes provisions for exit activities and business dispositions reported in the 2001 consolidated statement of income that reduced operating income by: Sara Lee Meats $70; Sara Lee Bakery $59; Beverage $8; Household Products $3; Intimates and Underwear $411; and Corporate Office $3.

(5)	Includes the gain on the disposal of the Coach business of $967.
(6)	Principally cash and equivalents, certain fixed assets and certain other noncurrent assets.
(7)	Includes net assets of businesses held for sale of $7 in 2002, $94 in 2001 and $563 in 2000.

Geographic Area Information

	United States	France	Netherlands	Other	Total
2002
Sales	$10,768	$1,172	$933	$4,755	$17,628
Long-lived assets	6,053	434	852	1,270	8,609

2001
Sales	$9,388	$1,179	$955	$5,110	$16,632
Long-lived assets	2,631	375	740	1,091	4,837

2000
Sales	$9,320	$1,351	$1,007	$4,776	$16,454
Long-lived assets	2,796	472	876	1,076	5,220

Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
2002
Net sales	$4,248	$4,685	$4,200	$4,495
Gross profit(1)	1,565	1,824	1,656	1,881
Net income(2)	242	160	257	351
Per common share
Net income—basic(3)	.31	.20	.32	.44
Net income—diluted(4)	.30	.20	.31	.43
Cash dividends declared	.145	.150	.150	.150
Market price—high	22.75	23.35	22.35	22.45
—low	18.70	20.50	20.25	19.69
—close	21.30	22.30	20.76	20.64

2001
Continuing operations
Net sales	$4,188	$4,473	$4,044	$3,927
Gross profit(5)	1,582	1,723	1,525	1,477
Income(6,7,8)	238	151	241	973
Income per common share—basic(9)	.28	.18	.29	1.24
Income per common share—diluted(10)	.27	.17	.28	1.19
Net income(6,7,8,11)	254	798	241	973
Per common share
Net income—basic(12)	.30	.96	.29	1.24
Net income—diluted(13)	.29	.92	.28	1.19
Cash dividends declared	.135	.145	.145	.145
Market price—high	20.81	25.31	24.75	23.25
—low	17.44	19.00	20.20	18.26
—close	20.31	24.56	21.58	18.94

The amounts above include the impact of the following unusual items. The impact of unusual items shown as negative amounts are charges and positive amounts are income.

2002 Unusual Items	First	Second	Third	Fourth
(1) Product line exit cost reversals	$3	$1	$3	$—
(2) Income (charges) for exit activities and business dispositions	29	(143)	3	10
(3) Impact of unusual items—basic	0.04	(0.18)	—	0.01
(4) Impact of unusual items—diluted	0.04	(0.17)	—	0.01
2001 Unusual Items
(5) Product line exit (costs)	—	(24)	—	(2)
(6) (Charges) income for exit activities and business dispositions	—	(317)	5	(188)
(7) Gain from initial public offering of Coach	—	105	—	—
(8) Gain from disposal of Coach	—	—	—	862
(9) Impact of unusual items—basic	—	(0.25)	0.01	0.86
(10) Impact of unusual items—diluted	—	(0.25)	0.01	0.82
(11) Gain from sale of PYA/Monarch	—	638	—	—
(12) Impact of unusual items—basic	—	0.52	0.01	0.86
(13) Impact of unusual items—diluted	—	0.48	0.01	0.82

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders,
Sara Lee Corporation:

In our opinion, the accompanying consolidated balance sheet as of June 29, 2002 and the related consolidated statements of income, common stockholders’ equity and cash flows for the year then ended present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries as of June 29, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of June 30, 2001 and for each of the two years in the period ended June 30, 2001, prior to the adjustments discussed in the Summary of Significant Accounting Policies note, Business Segment Information note and Intangible Assets and Goodwill note, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated July 27, 2001.

As disclosed in the Summary of Significant Accounting Policies note, during the year ended June 29, 2002 the Company changed the manner in which it recognizes, measures and displays certain sales incentives upon the adoption of the accounting guidance of Emerging Issues Task Force Issue 01-9.

As disclosed in the Intangible Assets and Goodwill note, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142 on July 1, 2001,

As discussed above, the financial statements of Sara Lee Corporation as of June 30, 2001, and for each of the two years in the period ended June 30, 2001 were audited by other independent accountants who have ceased operations. As described in the Summary of Significant Accounting Policies note and the Business Segment Information note, these financial statements have been restated to reflect the adoption of Emerging Issues Task Force Issue 01-9 and the change in the composition of the Company’s reportable segments, respectively. As described in the Intangible Assets and Goodwill note, these financial statements have also been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. We audited the adjustments described in the Summary of Significant Accounting Policies note and the Business Segment Information note that were applied to restate the 2001 and 2000 financial statements. We also audited the adjustments in the transitional disclosures in the Intangible Assets and Goodwill note. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
July 31, 2002

Predecessor Auditor (Arthur Andersen LLP) Opinion

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in the Business Segment Information note, as a result of the acquisition of The Earthgrains Company, the corporation has reflected a new Sara Lee Bakery business segment in the consolidated financial statements. Additionally, in 2002, the corporation adopted the provisions of Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (Issue 01-9), and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). As discussed in the Summary of Significant Accounting Policies note, the corporation has reflected the impact of adopting issue 01-9 on the 2001 and 2000 consolidated financial statements by restating certain revenue and expense amounts. As discussed in the Goodwill and Intangible Assets note, the corporation has presented the transitional disclosures for 2001 and 2000 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 and 2000 consolidated financial statements. The adjustments to the 2001 and 2000 consolidated financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

To the Board of Directors and Stockholders,
Sara Lee Corporation:

We have audited the accompanying consolidated balance sheets of SARA LEE CORPORATION (a Maryland corporation) AND SUBSIDIARIES as of June 30, 2001, July 1, 2000, and July 3, 1999*, and the related consolidated statements of income, common stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2001. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sara Lee Corporation and Subsidiaries as of June 30, 2001, July 1, 2000, and July 3, 1999*, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP
Chicago, Illinois
July 27, 2001

*	The 1999 consolidated financial statements are not required to be presented in the 2002 annual report.

MANAGEMENT’S REPORT

The management of Sara Lee Corporation has prepared the accompanying consolidated financial statements and is responsible for their content and other information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts that are based upon management’s best estimates and judgments.

The corporation maintains a system of internal accounting controls designed to be cost-effective while providing reasonable assurance that assets are safeguarded and transactions are executed in accordance with management’s authorization while being properly recorded in the financial records. The system of internal controls is characterized by a control-oriented environment within the corporation, which includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors. The corporation’s control environment is further enhanced through a set of Global Business Standards that are communicated throughout the organization which establish ethical and legal responsibilities for employees worldwide.

PricewaterhouseCoopers LLP, independent public accountants, have audited and reported on the corporation’s fiscal 2002 consolidated financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, which includes a review of the corporation’s systems of internal controls as well as tests of accounting records and procedures sufficient to enable them to render an opinion on the corporation’s financial statements.

The Audit Committee of the Board of Directors is composed entirely of non-employee directors. The Committee meets periodically throughout the year with management, internal auditors and the independent public accountants to discuss the corporation’s internal accounting controls and auditing and financial reporting matters. The internal auditors and independent accountants have unrestricted access to the Audit Committee.

/s/ C. STEVEN MCMILLAN	/s/ L. M. (THEO) DE KOOL
C. Steven McMillan Chairman, President and Chief Executive Officer	L. M. (Theo) de Kool Executive Vice President and Chief Financial Officer