Form 10-K, Exhibit 13
period 2004-07-03
LEE SARA CORP
filed 2004-09-03
CIK 23666

Financial Summary

Dollars in millions except per share data Years ended	July 3, 2004[1,2]	June 28, 2003[3]	June 29, 2002[4]	June 30, 2001[5]	July 1, 2000
Results of Operations
Continuing operations
Net sales	$19,566	$18,291	$17,628	$16,632	$16,454
Operating income[6]	1,723	1,682	1,393	2,031	1,743
Income before income taxes	1,542	1,484	1,185	1,851	1,567
Income	1,272	1,221	1,010	1,603	1,158
Effective tax rate	17.5%	17.7%	14.7%	13.4%	26.1%
Income per common share
Basic	1.61	1.55	1.27	1.94	1.31
Diluted	1.59	1.50	1.23	1.87	1.27
Net income	1,272	1,221	1,010	2,266	1,222
Net income per common share
Basic	1.61	1.55	1.27	2.75	1.38
Diluted	1.59	1.50	1.23	2.65	1.34

Financial Position
Total assets	$14,883	$15,450	$13,694	$10,167	$11,611
Total debt	5,295	6,236	5,559	3,221	4,683
Cash flow to balance sheet debt[7]	38.6%	29.3%	31.2%	46.5%	32.9%
Adjusted cash flow to total debt[8]	39.2%	30.3%	28.6%	50.8%	37.8%

Per Common Share
Dividends	$.75	$.615	$.595	$.57	$.53
Book value at year end	3.71	2.64	2.22	1.43	1.46
Market value at year end	23.17	18.44	20.64	18.94	19.31
Shares used in the determination of net income per share
Basic (in millions)	788	781	785	819	875
Diluted (in millions)	798	812	818	854	912

Other Information
Cash flow – Net cash from operating activities	$2,042	$1,824	$1,735	$1,496	$1,540
Depreciation	561	532	471	392	402
Capital expenditures	530	746	669	532	647
Media advertising expense	425	460	406	381	380
Total advertising and promotion expense	922	950	850	932	921
Common stockholders of record	91,200	94,900	74,500	78,400	82,600
Number of employees	150,400	145,800	154,900	141,500	154,200

[1]	53-week year.
[2]	In 2004, amounts recognized for exit activities and business dispositions decreased income before income taxes and net income by $54 and $36, respectively.
[3]	In 2003, amounts recognized for exit activities and business dispositions decreased income before income taxes by $2 and increased net income by $3.
[4]	In 2002, amounts recognized for exit activities and business dispositions decreased income before income taxes and net income by $170 and $101, respectively.

[5]	In 2001, the gain on the disposal of Coach of $967, net of the charges for exit activities and business dispositions of $554, had the following impacts on continuing operations – income before income taxes and income increased $413 and $467, respectively. Including the after-tax gain on the sale of PYA/Monarch of $638, recorded as discontinued operations, and the previous items, net income increased $1,105.

[6]	Operating income is reconciled between the income from each of the corporation’s business segments to income before income taxes in Note 22 to the Consolidated Financial Statements titled “Business Segment Information.”

[7]	Net cash from operating activities as a percentage of balance sheet debt.
[8]	Net cash from operating activities, excluding the impact of working capital changes and adjusted for assumed depreciation on leased assets, as a percentage of balance sheet debt and imputed lease liabilities. Details of this computation are included in the Financial Review on page 44.

The Consolidated Financial Statements and notes and Financial Review should be read in conjunction with the Financial Summary.

Sara Lee Corporation and Subsidiaries     25

Financial Review

This Financial Review discusses the corporation’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this Annual Report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal year 2004 was a 53-week year, while fiscal years 2003 and 2002 were 52-week years. All reported results for fiscal 2004, unless otherwise indicated, include the impact of the additional week. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•	Overview
•	Description of the Business Segments
•	Review of Consolidated Results of Operations – 2004 Compared With 2003
•	Operating Results by Business Segment – 2004 Compared With 2003
•	Review of Consolidated Results of Operations – 2003 Compared With 2002
•	Operating Results by Business Segment – 2003 Compared With 2002
•	Financial Condition
•	Liquidity
•	Risk Management Activities
•	Significant Accounting Policies and Critical Estimates
•	Forward-Looking Information

Overview

2004 – During 2004, net sales rose 7.0%, reflecting the benefit from favorable foreign currency rates and the additional week in 2004. Changes in foreign currency exchange rates increased net sales by 4.9% during 2004. The corporation has significant operations in western and central Europe where approximately 35% of the sales in 2004 were generated. The change in the value of the European euro and British pound versus the U.S. dollar had the largest impact. The impact of the 53rd week in 2004 increased sales by 2.0%.

Operating income for the corporation increased by $41 million, or 2.4% in 2004, primarily as a result of the following:

•	Gross profit increased by $310 million, or 4.3%, largely as a result of the 7.0% growth in sales during the year. Partially offsetting the impact of the increase in sales was a one-percentage point decline in the gross margin percentage, which reduced the gross profit earned by $196 million. The lower gross margin percentage in 2004 primarily resulted from increased raw material costs for meat and cotton that could not be passed along to the customer, higher pension and other benefit plan costs and changes in the mix of products sold. Gross margin percentages in the Sara Lee Bakery business increased while those in the Sara Lee Meats, Beverage, Household Products and Branded Apparel businesses all declined.
•	Selling, general and administrative (SG&A) expenses increased by $329 million, or 5.9%, as the impact of changes in foreign currency was the primary factor in the increase. SG&A as a percentage of sales declined from 30.4% in 2003 to 30.1% in 2004. Total advertising and promotion costs declined by $28 million during the year. While the corporation has reduced its cost structure as a result of continuing restructuring activities, these savings were largely offset by increases in pension and other benefit plan costs.
•	Operating income in 2004 was reduced by $59 million as compared to 2003 as a result of exit and business disposition activities. In 2004, the corporation recognized a $48 million charge for these actions while $11 million of income was recognized in 2003. The most significant element of the 2004 exit and business disposition charge was for the severance of 6,222 employees.
•	Operating income increased as a result of the receipt of $119 million of cash related to a contingency associated with the sale of the corporation’s European cut tobacco business in 1999. Under the terms of the sale agreement, the corporation received this cash payment because tobacco continued to be a legal product in the countries in which the business operated.

Income before income taxes increased by $58 million, or 3.9%, as a result of the $41 million increase in operating income and lower interest expense. The decrease in interest expense was due to lower borrowing rates and reduced debt levels. During the year, the corporation used cash to reduce long- and short-term debt by $1,272 million.

Net income increased by $51 million, or 4.2% in 2004, as the effective tax rate declined slightly from the prior year. Diluted earnings per share increased 6.0% in 2004 and increased at a rate in excess of net income as a result of lower average shares outstanding. During 2004, the corporation used $350 million to repurchase 18 million shares of common stock.

The corporation’s cash flow from operations increased 11.9% in 2004, to $2,042 million, as compared to the prior year, primarily due to improved profitability, lower levels of cash taxes paid and a lower level of cash payments to employee benefit plans. The corporation used the cash from operations to repay $1,288 million of long-term debt, repurchase $350 million of the corporation’s common stock and increase the corporation’s common dividend.

In 2004, the corporation adopted a brand segmentation strategy to better concentrate investment and management attention on

26     Sara Lee Corporation and Subsidiaries

those brands that have the greatest potential for profitable long- term growth. Under the brand segmentation strategy, all of the corporation’s retail brands are assigned to one of four classifications – Strategic Investment, which receives the largest proportionate level of marketing spending, research and development, capital investment and management attention; Support and Grow; Sustain, and Manage for Cash, which will receive the least amount of market spending and other support.

Further information and details regarding the performance of the corporation and its business segments follows.

Description of the Business Segments

The corporation’s worldwide operations are managed in five business segments. The following is a description of each of these business segments.

•        Sara Lee Meats sells a variety of meat products, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks, and cooked and dry hams. The primary raw materials for these meat products include pork, turkey, beef and chicken, which are purchased almost entirely from independent farmers and vendors. The corporation does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based on supply and demand in the marketplace. Sara Lee Meats primarily sells its products in the United States, western and central Europe and Mexico; 68% of the segment’s 2004 sales were generated in U.S. dollars, 27% were generated in euros and 5% were in Mexican pesos. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to foodservice distributors and large operators. Sales are generally transacted through Sara Lee’s own sales force and outside brokers. The top 20 customers of the Sara Lee Meats business represent approximately 58% of the segment’s sales. The major brands that Sara Lee Meats sells its products under include Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee, Bryan, State Fair, Kahn’s and Best’s Kosher in the United States; Nobre, Aoste, Stegeman, Justin Bridou and Cochonou in Europe; and Kir, Zwan and Duby in Mexico. Seasonality in the Sara Lee Meats segment is balanced by the diverse offering of products that tend to offset seasonal changes in demand. For example, sales of hot dogs and lunchmeat increase during the summer months and ham and breakfast sausage sales increase during the winter holiday periods. The meats business is highly competitive with an emphasis on product quality, innovation and price where new product innovations are a key component to success. The Sara Lee Meats segment competes with other international, national, regional and local companies in each of the product groups. The U.S. meats business is regulated by the U.S. Department of Agriculture, whose focus is on the quality, sanitation and safety of meat products. Sara Lee’s meat businesses in Europe and Mexico are regulated by local authorities in a similar fashion.

•        Sara Lee Bakery produces a wide variety of fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes and other desserts. The primary raw materials include wheat flour, sugar, corn syrup, butter, fruit, eggs and cooking oils, which are purchased from independent suppliers. The Sara Lee Bakery segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. The Sara Lee Bakery primarily sells its products in the United States, western and central Europe and Australia; 79% of the segment’s 2004 sales were generated in U.S. dollars, 18% were generated in euros and 3% were in Australian dollars. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to foodservice distributors, restaurants and other institutions. Sales are generally made through Sara Lee’s sales force and independent wholesalers. The Sara Lee Bakery group offers delivery directly to retail customer stores and warehouses through its direct store delivery system, which maintains approximately 5,900 delivery routes. The top 20 customers of the Sara Lee Bakery business represent approximately 48% of the segment’s sales. The major brands that Sara Lee Bakery sells its products under include Sara Lee, Earth Grains, Grant’s Farm, Colonial, Rainbo, Holsum, IronKids, Mother’s, Sunbeam, Healthy Choice, Roman Meal and Chef Pierre in the United States; Bimbo, Ortiz and CroustiPate in Europe; and Sara Lee, Bon Gateaux and Universal Foods in Australia. Certain of the brands are used under licensing arrangements. Sales of products sold under these licensing arrangements represent less than 8% of total Sara Lee Bakery sales. Seasonality in the Sara Lee Bakery segment is balanced by the diverse offering of products that tend to offset the seasonal changes in demand. For example, sales of buns increase in the warm summer months, and sales of dough products, specialty cakes and pies increase for the winter holiday season. The bakery business is highly competitive, with an emphasis on product quality, innovation and value where new product innovations drive growth in this segment. The Sara Lee Bakery segment competes with other international, national, regional and local companies in each of the product groups. The bakery business is subject to the regulations of the Food and Drug Administration in the United States and by similar groups in foreign countries.

•        The Beverage segment produces coffee and tea products that are sold in major markets around the world including the United States, Europe, Australia and Brazil. The significant cost item in the production of coffee products is the price of green coffee beans that are purchased from farmers and coffee bean vendors in various countries in the world. The price of green coffee fluctuates based upon supply and demand, weather, the political climate in the producing nations, unilateral pricing policies of various nations and speculation in the commodities markets. Fifty percent of the segment’s 2004 sales were generated in euros, 31% were generated in

Sara Lee Corporation and Subsidiaries     27

Financial Review

U.S. dollars, 5% were generated in Brazilian real and 3% in Australian dollars. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to foodservice distributors. The Beverage segment also offers direct delivery to restaurants and warehouses through its direct delivery system. The top 20 customers of the Beverage business represent approximately 39% of the segment’s sales. In Europe, some of the more prominent brands are Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild and Pickwick. In the United States, brands include Chock full o’Nuts, Hills Bros., Chase and Sanborn and Superior, while in South America, significant brands include Café do Ponto, Café Caboclo, União and Café Pilão. Seasonal sales increases for Beverage products are experienced in the 2nd quarter due to higher consumer consumption in the winter months. The beverage business is highly competitive, with an emphasis on quality and value, and Sara Lee competes with other international and regional companies. Coffee consumption has increased in the world at a low single digit rate over the past 7 years. However, consumer preferences as to the blend or flavor and convenience of their purchase continues to change, with differing preferences in various countries and locations around the world. The Beverage segment continues to introduce new and innovative products to meet consumer’s needs.

•        Household Products produces and sells products in four primary product categories – body care, air care, shoe care and insecticides – and sells products directly to consumers in certain geographic areas via its direct selling division. Body care consists of soaps, shampoos, bath and shower products, deodorants, shaving creams, sunscreens and toothpastes that are sold primarily in Europe under brands such as Sanex, Duschdas, Radox, Monsavon, Delial and Prodent. Air care provides air fresheners under the Ambi Pur brand in the United States, Europe and certain Asian countries. Shoe care provides a variety of shoe care products, including polishes, cleaners and wax under the Kiwi and Meltonian brands in many countries around the world. Insecticides are sold primarily in Europe and Asia under brands such as Vapona, Catch, GoodKnight, Bloom and Ridsect. The direct selling division, which comprises less than 3% of the corporation’s sales and operating income, sells body care and air care products such as hair care, deodorants, moisturizers and fragrances as well as jewelry and cosmetics in Australia, Mexico, Argentina, Japan, the Philippines and South Africa. Forty percent of the segment’s 2004 sales were in euros; 10% were generated in British pounds; 9% were in Mexican pesos; 5% were in U.S. dollars; 4% were in South African rand; and the remaining 32% of the segment’s sales were primarily generated in the Asia-Pacific region and other portions of Europe. The top 20 customers of the Household Products business represent approximately 30% of the segment’s sales. The Household Products segment experiences higher sales in the second half of the fiscal year, as sales of both body care products and insecticides increase in anticipation of the warmer summer months. The household products business is highly competitive, with an emphasis on innovation, quality and value, and Sara Lee competes with other international and regional companies.

•        Branded Apparel, the corporation’s business segment previously referred to as Intimates and Underwear, has been renamed to better reflect the range of products offered by these businesses. Branded Apparel sources, manufactures and markets basic branded “innerwear” products under the three categories of intimate apparel, underwear/activewear and legwear. The primary raw materials used in the production of these branded apparel products include various natural and synthetic fabrics and fibers, including those made from cotton, nylon, spandex and certain elastics that are purchased from various independent suppliers. The corporation relies on a small group of suppliers to provide sewing services and certain textiles and yarns that are used in production. The largest of these specific suppliers provides approximately 15% of estimated manufacturing needs. Alternative sources of supply exist for each of these products, services and the other raw materials that are used in production. Prices for raw materials fluctuate based upon supply and demand in the marketplace. Branded Apparel primarily sells its products in the United States and Europe; 67% of the segment’s 2004 sales were generated in U.S. dollars, 17% were in euros and 9% were in British pounds. The top 20 customers of the Branded Apparel segment represent approximately 58% of the segment’s sales. Approximately 22% of this segment’s sales are to Wal-Mart stores. Principal brands include Hanes, Hanes Her Way, Champion, Playtex, L’eggs, barely there, Bali, Just My Size and Wonderbra in the United States and Dim, Playtex, Unno, Nur Die, Lovable and Wonderbra in Europe. Distribution channels range from department and specialty stores for premium brands to warehouse clubs and mass-merchandise outlets for certain value-priced brands. Sales are transacted through Sara Lee’s sales force. On a constant currency basis, sales are typically higher in the first two quarters of each year. Socks, hosiery and fleece products generally have higher sales in this period as a result of the cooler weather and back-to-school shopping. Sales levels in a period are also impacted by retailers’ decisions to increase or decrease inventory levels in response to anticipated consumer demand. The Branded Apparel business is highly competitive, with an emphasis on product value and quality. While many products such as white underwear, athletic socks, basic fleece products and T-shirts are not subject to significant change year-to-year, other products such as intimate apparel and sheer hosiery have a heavier emphasis on style and innovation. The corporation’s products in this segment compete against those of other national and international manufacturers. In addition, the consolidation of the retail trade has resulted in certain customers developing their own brands and sourcing product needs from third-party manufacturers.

28     Sara Lee Corporation and Subsidiaries

On January 1, 2005, the World Trade Organization will complete a 10-year plan to phase out import quotas that limit the number of apparel products that can be imported into the U.S. and other countries from certain countries in the world. Of the approximately 180 countries that ship apparel products to the U.S., there are currently 46 countries where U.S. import quotas exist. These include China, India, Vietnam, Pakistan and Sri Lanka as examples. These quotas establish a maximum number of garments that can be shipped into the U.S. per year. Once these quotas are completely phased out, these limits will no longer exist. The corporation sources products from a number of countries in the world and is continually evaluating its sourcing options. In evaluating these alternatives, the corporation considers factors such as quality, style, delivery times and manufacturing flexibility, in addition to the cost of manufacturing the apparel products and compliance with specific operating standards. The corporation will continue to evaluate its product sourcing strategies, given these changes, including the ability to relocate production sourcing to lower cost locations that previously may not have been available due to the import quotas. The phase out of import quotas also could potentially allow new competitors to enter the apparel business. This includes both new domestic as well as foreign competitors who could establish manufacturing sites in these foreign locations. The corporation, under its numerous brands, designs, sources, produces, markets and delivers apparel products in this highly competitive business and will continue to evaluate sourcing and marketing options. It is unclear what the long-term implications will be from the elimination of these quotas.

The corporation also has initiated a strategic review of options for its European apparel business as part of a larger review of the corporation’s brand portfolio. No decision regarding available options has been or is expected to be made regarding this business until the second half of fiscal 2005.

Sara Lee Corporation and Subsidiaries     29

Financial Review

Review of Consolidated Results of Operations – 2004 Compared With 2003

Net Sales  Consolidated net sales increased $1,275 million, or 7.0%, in 2004 over 2003, to $19,566 million. The strengthening of foreign currencies, particularly the euro, increased reported net sales by 4.9%, or $881 million. In addition, the 2004 fiscal year included 53 weeks, while the 2003 fiscal year included 52 weeks. The impact of the extra week in 2004 increased net sales by $373 million, or 2.0%. Net sales in 2003 includes $53 million from businesses that have been disposed of subsequent to the start of 2003. During 2004, the corporation adopted new accounting standard FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” Upon the adoption, the corporation began to consolidate a joint venture investment and, as a result, has included net sales of $16 million in 2004 as a result of this consolidation. This is more fully described in the “Summary of Significant Accounting Policies” contained in Note 2 to the Consolidated Financial Statements. The dispositions and the change in the accounting rule decreased net sales between the years by $37 million, or 0.2%. The remaining net sales increase of $58 million, or 0.3%, was primarily attributable to net sales increases in Sara Lee Meats and Beverage, due to higher raw material costs that are partially passed on to customers and an improved product mix, and by sales increases for body care and insecticide products from the corporation’s Household Products segment. Partially offsetting this increase is a net sales decline in the Sara Lee Bakery segment, primarily due to a decline in unit volumes, and in the Branded Apparel segment, due to changes in product mix and lower average selling prices.

Gross Margin Percent  The gross margin percent decreased from 39.6% in 2003 to 38.6% in 2004. Raw material commodity costs in Sara Lee Meats, Beverage and Branded Apparel all increased during the year, and these businesses were unable to recover all of these cost increases from the customer. The Household Products gross margin percent fell as a result of a competitive marketplace, and the Sara Lee Bakery gross margin percent increased slightly due to a favorable product mix during the year and benefits from restructuring actions.

Selling, General and Administrative Expenses  Total selling, general and administrative (“SG&A”) expenses increased $329 million, or 5.9%, in 2004. SG&A expenses increased primarily due to the strengthening of foreign currencies, particularly the euro, versus the U.S. dollar as the impact of these changes in foreign currency increased selling, general and administrative expenses by $275 million. Additionally, the corporation experienced increased expenses associated with pension and medical plans and other employee benefit costs, and higher levels of software and trademark amortization, offset in part by lower advertising and promotion costs. When measured as a percentage of sales, SG&A expenses decreased by 0.3%, from 30.4% of sales in 2003 to 30.1% in 2004. SG&A expenses, measured as a percent of sales, increased in the Branded Apparel segment and declined in the Sara Lee Meats, Sara Lee Bakery, Beverage and Household Products segments.

Charges for (Income from) Exit Activities and Business Dispositions  The reported results for 2004 and 2003 reflect amounts recognized for exit and disposal actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The objective of the actions taken was to improve the competitive structure of the corporation by exiting certain high-cost manufacturing, distribution and administrative activities and disposing of both certain businesses in which the corporation had a minority ownership position and other components of business investments. The following table illustrates where the costs (income) associated with all exit and disposal activities are recognized in the Consolidated Statements of Income of the corporation.

In millions	2004	2003
Cost of sales	$5	$7
Selling, general and administrative expenses	1	6
Charges for (income from) exit activities and business dispositions	48	(11)

Impact on pretax income	$54	$2

During 2004, the corporation recognized charges for approved actions to reduce the cost structure of each of the corporation’s business segments including Sara Lee Meats, Sara Lee Bakery, Beverage, Household Products, Branded Apparel and the corporate office, and to dispose of certain businesses, including the impact of certain business dispositions that were completed for amounts that were more favorable than originally estimated. The net impact of these actions was to reduce pretax income, net income and diluted earnings per share by $54 million, $36 million and $0.05 per share, respectively. The total charge consists of $63 million of net costs related to exit activities and $9 million of net gains associated with the disposal of certain investments. The $63 million net charge for exit activities consists of the following components: a $70 million charge associated with terminating 6,222 employees, a $6 million charge for anticipated losses on assets held for sale, a $5 million charge for accelerated depreciation expense related to the assets to be disposed, a $1 million charge for accelerated amortization related to the cost to abandon certain Sara Lee Bakery trademarks and a $19 million credit related to the disposal of assets and the settlement of lease and employee termination obligations for amounts more favorable than originally estimated. The $9 million net gain recognized from management’s approved actions to

30     Sara Lee Corporation and Subsidiaries

dispose of certain businesses consists of a $13 million gain recognized on the disposal of a minority ownership position in Johnsonville Foods. Offsetting this gain is a net $4 million charge related to the disposal of an Italian hosiery business and the favorable settlement of amounts associated with prior dispositions.

During 2003, the corporation recognized a charge of $39 million for exit activities in the Sara Lee Bakery and Beverage segments and recognized income of $37 million after completing certain previously announced exit activities and business dispositions for amounts more favorable than originally estimated. The net impact of these exit activities and business dispositions was to reduce pretax income by $2 million and increase net income by $3 million, which had no impact on diluted earnings per share. The $39 million charge consisted of the following components: a $15 million charge associated with terminating a number of employees, a $13 million charge to dispose of certain manufacturing and distribution assets, a $6 million charge for the abandonment of certain trademarks and a $5 million charge for the cost to exit certain lease obligations.

The costs (income) of the above actions on the corporation’s business segments are summarized as follows:

In millions	2004	2003
Sara Lee Meats	$(3)	$(6)
Sara Lee Bakery	20	33
Beverage	(2)	1
Household Products	–	–
Branded Apparel	35	(26)
Corporate Office	4	–

Total	$54	$2

These actions are more fully explained in Note 16 to the Consolidated Financial Statements titled “Exit and Disposal Activities.” As a result of the exit activities taken, the corporation’s cost structure was reduced and efficiency improved. It is estimated that income before income taxes in 2004 included $59 million of incremental benefits over those realized in the prior year. The total annual savings generated from restructuring efforts initiated since 2001 was $274 million in 2004.

Receipt of Contingent Sale Proceeds  The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation received a cash payment of 95 million euros from the buyer in January 2004. If tobacco continues to be a legal product in the Netherlands, Germany and Belgium, additional annual cash payments of 95 million euros can be received through 2010. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If the contingencies on these amounts pass, the amounts will be recognized in income upon receipt. In 2004, the contingencies associated with the first payment passed, and the corporation received a cash payment of 95 million euros. This was equivalent to $119 million, or $0.15 per diluted share, based upon exchange rates in effect on the date of receipt.

Net Interest Expense  Net interest expense decreased by $17 million in 2004, to $181 million, primarily as a result of lower average borrowings and interest rates.

Income Tax Expense  The effective tax rate decreased from 17.7% in 2003 to 17.5% in 2004. The fiscal 2004 tax expense was impacted by a number of significant items which are set out in a reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 21 to the Consolidated Financial Statements. The most significant of these items was the finalization of certain tax reviews and audits for $207 million less than originally anticipated. In addition, the corporation recognized a tax charge of $140 million in connection with the remittance of current year foreign earnings to the U.S.

Consolidated Net Income and Diluted Earnings Per Share (“EPS”) As a result of the factors discussed above, consolidated net income of $1,272 million in 2004 was $51 million, or 4.2% higher than the prior year. Diluted EPS increased from $1.50 in 2003 to $1.59 in 2004, an increase of 6.0%. Diluted EPS increased at a higher rate than net income primarily as a result of the corporation purchasing shares of its outstanding common stock which reduced the average shares outstanding.

Sara Lee Corporation and Subsidiaries     31

Financial Review

Operating Results by Business Segment – 2004 Compared With 2003

Operating results by business segment in 2004 compared with 2003 are as follows:

	Net Sales		Income Before Income Taxes
In millions	2004	2003	2004	2003
Sara Lee Meats	$4,171	$3,746	$415	$375
Sara Lee Bakery	3,415	3,276	156	98
Beverage	3,157	2,756	492	429
Household Products	2,381	2,118	414	369
Branded Apparel	6,449	6,399	549	763

Total business segments	19,573	18,295	2,026	2,034
Intersegment sales	(7)	(4)	–	–

Total net sales and operating segment income	19,566	18,291	2,026	2,034

Amortization of intangibles	–	–	(108)	(104)
General corporate expenses	–	–	(314)	(248)
Contingent sale proceeds	–	–	119	–

Total net sales and operating income	19,566	18,291	1,723	1,682
Net interest expense	–	–	(181)	(198)

Net sales and income before income taxes	$19,566	$18,291	$1,542	$1,484

A discussion of each business segment’s sales and operating segment income is presented below.

The intangible amortization in the table above relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments. The amortization related to trademarks and customer relationships increased in 2004 due to the impact of foreign currency exchange rates, and the decision in the second quarter of the year to begin amortizing certain trademarks that were previously determined to have an indefinite life. In addition, amortization in 2003 included the impact of the accelerated amortization of various Bakery trademarks which were abandoned and fully written off at the end of 2003.

General corporate expenses increased primarily as a result of higher pension and other employee benefit plan costs, the centralization of certain finance and marketing functions in the corporate office and expenses associated with hedging certain transactions.

Sara Lee Meats

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume (1)				1%

Net sales	$4,171	$3,746	$425	11.3%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(117)	$117
Dispositions	–	4	(4)
Impact of the 53rd week	83	–	83

Total	$83	$(113)	$196

Operating segment income	$415	$375	$40	10.7%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(14)	$14
Exit activities and business dispositions	3	6	(3)
Dispositions	–	–	–
Impact of the 53rd week	7	–	7

Total	$10	$(8)	$18

(1) Excludes the impact of dispositions

Unit volumes for processed meats in the Sara Lee Meats segment, including the 53rd week and excluding the impact of dispositions, increased 1% as compared to 2003 levels. Unit volumes were up 1% in the U.S. and Europe, which were partially offset by a decline of 4% in Mexico. In the U.S., unit volumes in the deli channel increased 9% from a combination of increased distribution and new products, retail channel volumes increased 1% as increased new product sales were partially offset by volume declines in smoked and dinner sausage and foodservice unit volumes declined by 1% due to reduced low margin sales.

Net sales in the Sara Lee Meats segment increased by $425 million, or 11.3%, to $4,171 million in 2004 from $3,746 million in 2003. During the year, the strengthening of the euro, partially offset by the weakening of the Mexican peso, increased reported net sales by $117 million, or 3.4%. The 2004 fiscal year included 53 weeks, while the 2003 fiscal year included 52 weeks. The impact of the 53rd week in 2004 increased net sales by $83 million, or 2.2%. 2003 includes net sales of $4 million from a business that was disposed of subsequent to the beginning of 2003. The remaining net sales increase of $229 million, or 5.9%, was primarily due to higher net product prices and reduced promotion spending in connection

32     Sara Lee Corporation and Subsidiaries

with higher raw material costs, plus the impact of a favorable product mix and higher unit volumes during the year.

The Sara Lee Meats gross margin percentage decreased from 31.0% in 2003 to 29.7% in 2004, primarily as a result of increases in commodity meat prices, including pork, which could not be passed along to customers in their entirety. The impact of higher commodity costs was partially offset by an improved product mix and manufacturing cost savings.

Operating segment income in Sara Lee Meats increased by $40 million, or 10.7%, from $375 million in 2003 to $415 million in 2004. Changes in foreign currency, particularly the euro, increased reported operating segment income by $14 million, or 4.0%. The impact from the extra week of operating results in 2004 increased operating segment income by $7 million, or 1.9%. Dispositions completed subsequent to the beginning of 2003 did not have a significant impact on operating segment income during the year. Income from exit activities and business dispositions of $3 million was recognized in 2004, as compared to $6 million in 2003. The difference in income from exit activities and business dispositions of $3 million decreased reported operating segment income by 1.0%. The remaining operating segment income increase of $22 million, or 5.6% as compared to the prior year, is the result of improved sales performance from a favorable product mix, manufacturing and distribution efficiencies and lower spending on media advertising and promotion, partially offset by higher administrative costs.

Sara Lee Bakery

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume				(1)%

Net sales	$3,415	$3,276	$139	4.2%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(88)	$88
Impact of the 53rd week	69	–	69

Total	$69	$(88)	$157

Operating segment income	$156	$98	$58	59.2%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(8)	$8
Exit activities and business dispositions	(14)	(20)	6
Accelerated depreciation	(5)	(7)	2
Impact of the 53rd week	7	–	7

Total	$(12)	$(35)	$23

Unit volumes in the Sara Lee Bakery segment, including the 53rd week, declined 1% during 2004 as volume decreased for fresh bread in the U.S., primarily regional and store brands, due to a category decline for white breads. These declines were partially offset by unit volume increases in frozen bakery products in the U.S. and Australia and increases in fresh bread in Europe. Unit volumes for refrigerated dough products were unchanged between the years.

Net sales in the Sara Lee Bakery segment increased $139 million, or 4.2%, in 2004 as compared to 2003. Changes in foreign currency exchange rates increased reported net sales by $88 million, or 2.7%. The impact of the extra week in 2004 increased reported net sales by $69 million, or 2.0%. There were no acquisitions or dispositions that impacted the Sara Lee Bakery segment during the year. The remaining net sales decline of $18 million, or 0.5%, was primarily a result of a decline in unit volumes in the U.S. white bread category that were partially offset by increased unit volumes of health-oriented fresh breads in the U.S., crustless breads in Europe and more favorable promotional pricing practices during the year.

The gross margin percentage in the Sara Lee Bakery segment increased 0.8%, from 41.0% in 2003 to 41.8% in 2004, as a result

Sara Lee Corporation and Subsidiaries     33

Financial Review

of a favorable product mix and benefits from restructuring actions, which offset higher costs for certain key ingredients, wages and employee benefits and the impact of lower unit volumes.

Operating segment income in the Sara Lee Bakery segment increased by $58 million, or 59.2%, from $98 million in 2003 to $156 million in 2004. Changes in foreign currency, particularly the euro, increased reported operating segment income by $8 million, or 8.4%. The impact of the extra week in 2004 increased operating segment income by $7 million, or 5.0%. Charges for exit activities and business dispositions, including the cost of accelerated depreciation on facilities to be sold, decreased operating segment income by $19 million in 2004 as compared to $27 million in 2003. The $8 million difference between these two amounts increased operating segment income by 20.2%. The remaining operating segment income increase of $35 million, or 25.6% during the year, was attributable to an improved product mix plus lower employee costs as a result of restructuring actions taken in the prior year.

Beverage

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume				3%

Net sales	$3,157	$2,756	$401	14.6%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(242)	$242
Impact of 53rd week	61	–	61

Total	$61	$(242)	$303

Operating segment income	$492	$429	$63	14.7%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(49)	$49
Exit activities and business dispositions	2	(1)	3
Impact of 53rd week	10	–	10

Total	$12	$(50)	$62

Net unit volumes in the Beverage segment, including the impact of the 53rd week, increased 3% in 2004 as strong shipments in the Brazilian and U.S. retail markets were partially offset by declines in U.S. foodservice markets due to a competitive marketplace.

Net sales in the Beverage segment increased by $401 million, or 14.6%, to $3,157 million in 2004, reflecting the impact of changes in foreign currency, higher unit selling prices which are related to increased green coffee commodity prices, an improved product mix and improved sales performance in the Brazilian and U.S. retail markets. The impact of foreign currency changes, particularly in the euro, increased reported net sales by $242 million, or 9.3%. The impact of the 53rd week in 2004 increased reported net sales by $61 million, or 2.0%. There were no acquisitions or dispositions that impacted the Beverage segment during the period. The remaining net sales increase of $98 million, or 3.3% compared to the prior year, was primarily due to higher raw material costs that were passed along in part to customers, as well as an improved product mix, plus the impact of improved sales performance in the U.S. and Brazilian retail markets.

The gross margin percent in the Beverage segment decreased 1.6%, from 45.5% in 2003 to 43.9% in 2004, primarily as a result of the combination of increased price competition and the fact that not all raw material price increases could be passed along to the customer.

Operating segment income for the Beverage segment increased $63 million, or 14.7%, to $492 million in 2004 from $429 million in 2003. The strengthening of foreign currencies versus the U.S. dollar increased operating segment income by $49 million, or 11.7%. The impact of the extra week in 2004 increased operating segment income by $10 million, or 2.0%. The remaining operating segment income increase was $1 million, or 0.3%, resulting from higher unit volumes and lower media advertising and promotion that were mostly offset by lower gross margins and higher employee pension expense.

34     Sara Lee Corporation and Subsidiaries

Household Products

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume				1%

Net sales	$2,381	$2,118	$263	12.4%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(207)	$207
Dispositions	–	7	(7)
Impact of 53rd week	55	–	55

Total	$55	$(200)	$255

Operating segment income	$414	$369	$45	12.0%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(35)	$35
Dispositions	–	–	–
Impact of 53rd week	10	–	10

Total	$10	$(35)	$45

Unit volumes for the Household Products segment’s four core categories – body care, air care, shoe care and insecticides – increased 1% in 2004, including the impact of the 53rd week. Unit volumes increased in the body care and insecticide categories primarily due to improved sales performance in Asia and Europe from new product introductions, market share increases and category growth during the year which benefited from favorably warm weather. Partially offsetting this increase was a unit volume decline in the shoe care and air care categories due to a competitive marketplace.

Net sales increased by $263 million, or 12.4%, from $2,118 million in 2003 to $2,381 million in 2004. The impact of changes in foreign currency exchange rates increased reported net sales by $207 million, or 10.1%, as the strengthening of currencies in Europe, Australia, the United Kingdom and South Africa more than offset a weakening of the currency in Mexico. The impact of the 53rd week increased reported net sales by $55 million, or 2.4%. Net sales in 2003 include $7 million from a business that was disposed subsequent to the beginning of 2003. As a result, the remaining net sales increase of $8 million, or 0.3%, was primarily due to increases in unit volume in the body care and insecticide categories plus sales growth in the direct selling business in Mexico, the Philippines, South Africa and Australia, partially offset by weaknesses in the shoe care and air care categories.

The gross margin percentage in the Household Products segment decreased 0.8%, from 56.6% in 2003 to 55.8% in 2004, primarily from competitive pricing in the marketplace.

Operating segment income increased $45 million, or 12.0% to $414 million in 2004. Changes in foreign exchange rates increased operating segment income by $35 million, or 9.7%. The impact of the 53rd week increased reported operating segment income by $10 million, or 2.4%. The remaining operating segment income decreased by less than $1 million as the impact of higher unit volumes in body care and insecticides and sales growth in the direct selling business was offset by lower margins, higher pension charges and increased information technology-related expenses.

Branded Apparel

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume (1)				–%

Net sales	$6,449	$6,399	$50	0.8%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(227)	$227
Acquisitions/dispositions	16	42	(26)
Impact of 53rd week	105	–	105

Total	$121	$(185)	$306

Operating segment income	$549	$763	$(214)	(27.9)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(13)	$13
Exit activities and business dispositions	(35)	26	(61)
Acquisitions/dispositions	2	2	–
Impact of 53rd week	20	–	20

Total	$(13)	$15	$(28)

(1) Excludes the impact of dispositions

Unit volumes in the Branded Apparel segment, including the impact of the 53rd week, were unchanged from prior year levels. Unit volumes increased 3% in knit products and declined 4% in intimates. Unit volumes in legwear were unchanged between the years. Knit products unit volumes increased 4% in the U.S. and declined 1% in Europe as unit volumes increased in all of the sub-categories of underwear, activewear and Champion products. Intimates unit volumes declined 5% in the U.S. and 3% in Europe

Sara Lee Corporation and Subsidiaries     35

Financial Review

from competitive market conditions. In legwear, unit volumes increased 2% in the U.S. and declined 6% in Europe, as unit volumes for socks in the U.S. offset declines for sheer hosiery products from this declining category.

Net sales increased by $50 million, or 0.8%, from $6,399 million in 2003 to $6,449 million in 2004. The impact of foreign currency exchange rate changes during the period, particularly the euro and British pound, increased reported sales during 2004 by $227 million, or 3.5%. The impact of the 53rd week increased reported net sales by $105 million, or 1.6%. 2003 includes net sales of $42 million from businesses disposed subsequent to the start of 2003. During 2004, the corporation adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which required the consolidation of a joint venture investment. This is more fully described in Note 2 to the Consolidated Financial Statements titled “Summary of Significant Accounting Policies.” As a result of the adoption of this accounting standard, 2004 includes sales of $16 million made by the consolidated joint venture that is shown in the table above in the line labeled “Acquisitions/dispositions.” The net impact of the acquisitions and dispositions shown in the table decreased reported net sales by $26 million, or 0.4%. As a result, the remaining net sales decrease was $256 million, or 3.9%, which was primarily due to the impact of changes in product mix and competitive pricing practices, particularly in the printable T-shirt market and in Europe.

The gross margin percent decreased by 2.0%, from 35.6% in 2003 to 33.6% in 2004, reflecting lower product pricing, plus higher cotton and other raw material costs that were partially offset by the benefits of lower production costs.

Branded Apparel operating segment income decreased by $214 million, or 27.9%, from $763 million in 2003 to $549 million in 2004. Changes in foreign currency exchange rates increased reported operating segment income by $13 million, or 1.3%. The impact from the 53rd week increased operating segment income by $20 million, or 2.8%. In 2003, Branded Apparel recognized income from exit activities and business dispositions of $26 million, while in 2004, charges of $35 million were recognized. The difference between the amounts reported in 2004 versus 2003 reduced operating segment income by $61 million, or 7.3%. Acquisitions and dispositions impacted both 2004 and 2003 equally. The remaining decrease in operating segment income was $186 million, or 24.8%. Fiscal 2003, which is used for comparison purposes here, had reported a 28.1% increase in operating segment income from 2002. The 2003 comparison period included benefits from higher gross margins resulting from lower raw material costs and the benefits from restructuring activities. During 2004, the segment experienced lower product pricing and lower gross margins, which include the impact of higher raw material costs. These factors, plus increased expense for employee costs such as pensions, led to the decline in operating segment income.

Review of Consolidated Results of Operations – 2003 Compared With 2002

Net Sales  Consolidated net sales increased $663 million, or 3.8%, to $18,291 million in 2003. The strengthening of foreign currencies, particularly the euro, increased sales by 4.1%, or $732 million. Acquisitions, net of dispositions, completed subsequent to the start of the prior year, increased net sales by $287 million, or 1.6%. Substantially all of the $287 million increase came from the fact that the Earthgrains business was acquired in August 2001 and a full year of sales was recognized in 2003. The remaining sales decrease of $356 million, or 1.9%, was primarily attributable to the Branded Apparel, Sara Lee Meats and Sara Lee Bakery segments. The Branded Apparel, Beverage and Sara Lee Bakery segments had unit volume declines of 3%, 2% and 1%, respectively, while the Sara Lee Meats and Household Products businesses each had a 1% increase in unit volumes.

Gross Margin Percent  The gross margin percent increased from 38.6% in 2002 to 39.6% in 2003. This increase was primarily attributable to the Branded Apparel segment, which benefited from favorable raw material prices and restructuring actions initiated in prior periods. The gross margin percent also improved in the Sara Lee Meats and Beverage segments. The margin percent in the Sara Lee Meats business improved primarily as a result of favorable raw material prices in both its U.S. and European businesses, while the Beverage margin improved as a result of increased sales of higher margin products. The Household Products gross margin percent remained essentially the same, while the Sara Lee Bakery margin declined primarily as a result of higher raw material and labor costs.

Selling, General and Administrative Expenses  Total SG&A expenses increased $332 million, or 6.3%, over the comparable prior year amount. SG&A expenses increased primarily due to a $103 million increase in media advertising and promotion expense, and the strengthening of foreign currencies, particularly the euro, versus the U.S. dollar. When measured as a percentage of sales, SG&A expenses increased by 0.7%, from 29.7% of sales in 2002 to 30.4% in 2003. SG&A expenses, measured as a percent of sales, increased in the Beverage and Branded Apparel segments to support these segments’ new products, while SG&A expenses increased in the Sara Lee Meats segment due to increased costs associated with a new order management and delivery system, as well as costs associated with the centralization of certain operating and administrative functions.

36     Sara Lee Corporation and Subsidiaries

Charges for (Income from) Exit Activities and Business Dispositions  The reported results for 2003 and 2002 reflect amounts recognized as a result of exit and disposal actions, including the impact of certain activities that were completed for amounts more favorable than originally estimated. The actions taken in 2003 and 2002 had the objective of improving the competitive structure of the corporation by exiting certain high-cost manufacturing, distribution and administrative activities. The following table illustrates where the costs (income) associated with all exit and disposal activities are recognized in the Consolidated Statements of Income of the corporation.

In millions	2003	2002
Cost of sales	$7	$–
Cost of sales – product line exit costs	–	(7)
Selling, general and administrative expenses	6	–
Charges for (income from) exit activities and business dispositions	(11)	177

Impact on pretax income	$2	$170

During 2003, the corporation’s management approved actions to reduce the cost structure of the Sara Lee Bakery and Beverage businesses, and completed certain previously announced exit activities and business dispositions for amounts more favorable than originally estimated. The net impact of these actions was to reduce pretax income by $2 million and increase net income by $3 million, which had no net impact on diluted earnings per share. The corporation recognized a charge of $39 million for management’s approved exit activities. Of the total charge, $15 million is for the cost associated with terminating a number of employees, $13 million is related to actions to dispose of certain manufacturing and distribution assets, $6 million is for the accelerated amortization from the abandonment of certain trademarks, and $5 million is for the cost of exiting certain lease obligations. This charge was largely offset by income of $37 million resulting from the completion of exit activities and business dispositions for amounts that were more favorable than originally anticipated.

During 2002, the corporation’s management approved certain defined exit and disposal activities under the previously initiated Business Reshaping program. The approved actions resulted in a $170 million reduction to pretax income. This charge consisted of $100 million for the cost of terminating employees, $40 million for the cost of exiting certain lease obligations, $26 million to recognize anticipated losses on the disposal of property and equipment, $6 million of moving costs, $5 million of anticipated losses on the disposal of certain businesses and a $7 million income item resulting from the disposal of certain assets for amounts more favorable than originally anticipated. The exit and disposal actions recognized in 2002 reduced net income and diluted earnings per share by $101 million and $0.12, respectively.

The costs (income) of the above actions on the corporation’s business segments are summarized as follows:

In millions	2003	2002
Sara Lee Meats	$(6)	$33
Sara Lee Bakery	33	50
Beverage	1	7
Household Products	–	–
Branded Apparel	(26)	80
Corporate Office	–	–

Total	$2	$170

These actions are more fully explained in the exit and disposal activities note to the Consolidated Financial Statements. As a result of the exit activities taken, the corporation’s cost structure was reduced and efficiency improved. It is estimated that income before income taxes in 2003 included $126 million of incremental benefits over those realized in the prior year. The total annual savings expected to be generated from restructuring efforts is $258 million by 2004, of which $215 million was realized through the end of 2003.

Net Interest Expense  Net interest expense declined by $10 million in 2003, primarily as a result of lower average interest rates.

Income Tax Expense  The effective tax rate increased from 14.7% in 2002 to 17.7% of income before income taxes in 2003. The exit and disposal activities recognized in 2002 and 2003 reduced the effective tax rate by 3.3% and 0.3% respectively. Excluding the impacts of the exit and disposal activities, the effective tax rates in both years were comparable.

Consolidated Net Income and Diluted Earnings Per Share   Consolidated net income of $1,221 million in 2003 was $211 million, or 20.9% higher than the prior fiscal year. $104 million of the change in net income resulted from the fact that in 2002 an after- tax charge of $101 million was recognized for exit and business disposition activities, while a benefit of $3 million was recognized in 2003. The remaining $107 million increase in net income was primarily due to the strengthening of key foreign currencies versus the U.S. dollar; the impact of business acquisition and disposition activity; and incremental benefits resulting from operating efficiencies obtained through restructuring actions, offset in part by higher advertising and promotional activities and higher pension costs. Diluted EPS increased from $1.23 in 2002 to $1.50 in 2003, a change of 22.0%. The higher percentage increase in diluted EPS than in net income was attributable to a decline in the denominator in the diluted EPS computation, primarily as a result of the corporation purchasing shares of its outstanding common stock.

Sara Lee Corporation and Subsidiaries     37

Financial Review

Operating Results by Business Segment – 2003 Compared With 2002

Operating results by business segment in 2003 compared with 2002 are as follows:

	Net Sales		Income Before Income Taxes
In millions	2003	2002	2003	2002
Sara Lee Meats	$3,746	$3,704	$375	$323
Sara Lee Bakery	3,276	2,976	98	97
Beverage	2,756	2,539	429	416
Household Products	2,118	1,962	369	339
Branded Apparel	6,399	6,455	763	596

Total business segments	18,295	17,636	2,034	1,771
Intersegment sales	(4)	(8)	–	–

Total net sales and operating segment income	18,291	17,628	2,034	1,771

Amortization of intangibles	–	–	(104)	(77)
General corporate expenses	–	–	(248)	(301)

Total net sales and operating income	18,291	17,628	1,682	1,393
Net interest expense	–	–	(198)	(208)

Net sales and income before income taxes	$18,291	$17,628	$1,484	$1,185

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

Sara Lee Meats

In millions	2003	2002	Dollar Change	Percent Change
Change in unit volume (1)				1%

Net sales	$3,746	$3,704	$42	1.1%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(117)	$117
Acquisitions/dispositions	14	12	2

Total	$14	$(105)	$119

Operating segment income	$375	$323	$52	16.0%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(10)	$10
Exit activities and business dispositions	6	(33)	39
Acquisitions/dispositions	1	(1)	2

Total	$7	$(44)	$51

(1) Excludes the impact of dispositions

Unit volumes in the Sara Lee Meats segment for processed meats, excluding the impact of acquisitions and dispositions, increased 1% in 2003 as compared to 2002 levels with unit volumes up 1% in the U.S., up 6% in Mexico and unchanged in Europe. In the U.S., unit volumes in the deli channel increased 10%, retail channel volumes increased 2%, and foodservice volumes declined by 5%.

Net sales in the Sara Lee Meats segment increased by $42 million, or 1.1%, to $3,746 million from $3,704 million in the prior year. During 2003, the strengthening of the euro, partially offset by the weakening of the Mexican peso, increased reported net sales by $117 million, or 3.1%. The impact of acquisitions, net of dispositions, completed subsequent to the start of the prior fiscal year, increased net sales by $2 million, or less than 1%. The remaining net sales decline of $77 million, or 2.0%, was primarily due to higher levels of promotional pricing and sales incentives. These pricing and incentive increases offset the impact of an improvement in unit volumes.

The Sara Lee Meats gross margin percentage increased from 30.3% in 2002 to 31.0% in 2003, primarily as a result of lower commodity costs and benefits associated with the recent supply chain centralization and exit activities, partially offset by increases in trade promotion and other promotional pricing.

38     Sara Lee Corporation and Subsidiaries

Operating segment income in Sara Lee Meats increased by $52 million, or 16.0%, from $323 million in 2002 to $375 million in 2003. This increase was impacted by amounts recognized for exit activities in both periods. For 2002, Sara Lee Meats recognized $33 million of charges associated with exit activities, while in 2003 Sara Lee Meats recognized $6 million of benefits from the completion of exit activities. The difference between these two amounts accounted for $39 million of the $52 million of growth in operating segment income. Changes in foreign currency, particularly the euro, increased reported operating segment income by $10 million, or 2.8%. Acquisitions and dispositions completed subsequent to the beginning of the prior fiscal year increased operating segment income by $2 million. Therefore, the remaining operating segment income increase of $1 million, or 0.2%, resulted from higher gross margins that were partially offset by costs associated with a new order management and delivery system, as well as costs associated with the centralization of certain operating and administrative functions.

Sara Lee Bakery

In millions	2003	2002	Dollar Change	Percent Change
Change in unit volume				(1)%

Net sales	$3,276	$2,976	$300	10.1%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(70)	$70
Acquisitions/dispositions	286	–	286

Total	$286	$(70)	$356

Operating segment income	$98	$97	$1	0.8%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(7)	$7
Exit activities and business dispositions	(20)	(50)	30
Accelerated depreciation	(7)	–	(7)
Acquisitions/dispositions	17	(1)	18

Total	$(10)	$(58)	$48

Unit volumes in the Sara Lee Bakery segment declined 1% during 2003 as volume declines for fresh bread in the U.S. due to a competitive marketplace were only partially offset by unit volume increases in refrigerated dough products and European baking operations.

Net sales in the Sara Lee Bakery segment increased in 2003 by $300 million, or 10.1% over the prior year, as the current year includes an additional 38 days of operating results from the Earthgrains business. The Earthgrains business was acquired in the first quarter of 2002. The 38 days of operating results from the Earthgrains business in the first quarter of 2003 increased reported net sales by $286 million, or 9.6%. Changes in foreign currency exchange rates, particularly the euro, increased reported net sales by $70 million, or 2.3%. The remaining net sales decline of $56 million primarily resulted from a 1% decline in unit volumes.

The gross margin percentage in the Sara Lee Bakery segment fell 2.0%, from 43.0% in 2002 to 41.0% in 2003, as a result of lower unit volumes in the U.S. fresh bread category, higher costs for wages and employee benefits, and higher costs for certain key ingredients.

Operating segment income in the Sara Lee Bakery segment improved by $1 million, or 0.8%, from $97 million in 2002 to $98 million in 2003. This increase was impacted by the corporation’s charges for exit activities and accelerated depreciation that are included in each period. In 2003 and 2002, the Bakery group recorded charges for exit activities and accelerated depreciation of $27 million and $50 million, respectively, which increased operating segment income by $23 million, or 15.7%. The accelerated depreciation recorded in 2003 is the result of management’s decision to close certain manufacturing locations that were classified as held for use at the time the decision was made. An additional 38 days of operating segment income from the Earthgrains business is reflected in 2003; this contributed $18 million toward 2003 operating segment income, representing a 12.1% increase in operating segment income. The impact of changes in foreign currencies during the period increased reported operating segment income by $7 million, or 3.3%. The remaining operating segment income decline of $47 million, or 30.3%, was attributable to lower gross margins, higher costs for both wages and employee benefits such as health care and pensions, and costs to support new products.

Sara Lee Corporation and Subsidiaries     39

Financial Review

Beverage

In millions	2003	2002	Dollar Change	Percent Change
Change in unit volume				(2)%

Net sales	$2,756	$2,539	$217	8.6%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(198)	$198
Acquisitions/ dispositions	17	–	17

Total	$17	$(198)	$215

Operating segment income	$429	$416	$13	3.3%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(52)	$52
Exit activities and business dispositions	(1)	(7)	6
Acquisitions/ dispositions	3	–	3

Total	$2	$(59)	$61

Net unit volumes in the Beverage segment decreased 2% in 2003, as unit volume declines in Brazil after a price increase and in the U.S. due to a competitive marketplace were only partially offset by increases in Europe.

Net sales in the Beverage segment increased by $217 million, or 8.6%, to $2,756 million in 2003, reflecting the impact of changes in foreign currency and the results of recent acquisitions. The impact of foreign currency changes, particularly in the euro but partially offset by the Brazilian real, increased reported net sales by $198 million, or 7.8%, in 2003 as compared to the prior year. Net sales of businesses acquired subsequent to the start of the prior fiscal year increased net sales by $17 million, or 0.7%. The remaining net sales increase of $2 million, or 0.1% compared to the prior year, was primarily attributable to improvement in certain European retail and out-of-home markets and the impact of the price increase in Brazil, partially offset by the weakness in the U.S. market.

The gross margin percentage in the Beverage segment increased 0.9%, from 44.6% in 2002 to 45.5% in 2003; the gross margin percentage was favorably impacted by an improved product mix toward higher margin products in Europe, plus the favorable impact from the change in foreign currency exchange rates on these improved margins.

Operating segment income for the Beverage segment increased $13 million, or 3.3%, to $429 million in 2003 from $416 million in the prior year. In 2002, the Beverage segment recognized a $7 million charge for exit activities, while in 2003 the segment recognized a $1 million charge. The strengthening of foreign currencies versus the U.S. dollar increased operating segment income by $52 million, or 11.1%, and the impact of acquisitions completed subsequent to the start of 2002 improved operating segment income by $3 million, or 0.8%. The remaining operating segment income decline of $48 million, or 10.1%, was due to higher media advertising and promotion expenditures that were directed toward new product introductions, competitive U.S. foodservice and Brazilian retail markets, and higher costs for employee benefit-related matters.

Household Products

In millions	2003	2002	Dollar Change	Percent Change
Change in unit volume				1%

Net sales	$2,118	$1,962	$156	7.9%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(133)	$133

Total	$–	$(133)	$133

Operating segment income	$369	$339	$30	8.9%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(30)	$30

Total	$–	$(30)	$30

Unit volumes for the Household Products segment’s four core categories – body care, air care, shoe care and insecticides – increased 1% in 2003. Unit volumes increased in the body care and insecticide categories primarily due to improved sales performance in Asia and Europe. Partially offsetting these increases was a unit volume decline in the shoe care and air care categories due to a competitive marketplace.

Net sales in the Household Products segment increased by $156 million, or 7.9%, from $1,962 million in 2002 to $2,118 million in 2003. There were no significant exit activities, acquisitions or dispositions impacting the reported results. The impact of changes in foreign currency exchange rates increased reported sales by $133 million, or 6.8%, primarily as a result of the strengthening of the euro and British pound versus the U.S. dollar. The

40     Sara Lee Corporation and Subsidiaries

remaining net sales increase of $23 million, or 1.1%, was primarily due to strength in the body care category during the year and strong results from direct selling sales. Gross margins in the Household Products segment increased 0.1% to 56.6% from the 2002 prior year.

Operating segment income increased by $30 million, or 8.9%, from $339 million in 2002 to $369 million in 2003. The impact of changes in foreign currency exchange rates increased operating segment income by $30 million, or 8.8%. The remaining increase in operating segment income was less than $1 million as improvements in unit volumes were offset by increased costs for both employee-related matters and selling expenses compared to the prior year.

Branded Apparel

In millions	2003	2002	Dollar Change	Percent Change
Change in unit volume (1)				(3)%

Net sales	$6,399	$6,455	$(56)	(0.9)%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(214)	$214
Acquisitions/dispositions	–	18	(18)

Total	$–	$(196)	$196

Operating segment income	$763	$596	$167	28.1%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(17)	$17
Exit activities and business dispositions	26	(80)	106
Acquisitions/dispositions	–	(8)	8

Total	$26	$(105)	$131

(1) Excludes the impact of dispositions

Unit volumes in the Branded Apparel segment declined 3% during the year, with an 8% decline in legwear, as this category continued to decline, a 1% decline in knit products and no change in intimates.

Net sales decreased $56 million, or 0.9%, to $6,399 million in 2003. The impact of foreign currency exchange rate changes during 2003, particularly the euro and British pound, increased reported sales during the year by $214 million, or 3.2%. Net sales of $18 million from certain noncore businesses that were disposed of in 2002 are included in the prior year’s results. The remaining net sales decrease of $252 million, or 3.8%, was primarily due to changes in unit volume.

The gross margin percent increased by 2.0%, from 33.6% in 2002 to 35.6% in 2003, reflecting the benefits from the corporation’s restructuring activities and lower raw material costs.

Branded Apparel operating segment income increased by $167 million in 2003, from $596 million in 2002 to $763 million in 2003. Of the $167 million increase, $106 million was attributable to exit activities that impacted the periods. 2002 includes charges for exit activities of $80 million, while 2003 includes a benefit from exit activities of $26 million. Operating losses of $8 million from certain noncore businesses that were disposed of last year are included in the prior year’s results. Changes in foreign exchange rates, particularly the euro, increased reported operating segment income in 2003 by $17 million, or 2.6%. The remaining operating segment income increase of $36 million, or 5.1%, was primarily due to increased gross margins and benefits from the segment’s exit activities, which were partially offset by increased media advertising and promotion spending for brand support.

Financial Condition

Cash From Operations  Net cash provided from operating activities increased to $2,042 million in 2004 from $1,824 million in 2003 and $1,735 million in 2002. The 11.9% increase in cash from operations in 2004 was primarily due to improved profitability, lower levels of cash taxes paid and a lower level of cash payments to employee benefit plans. Net cash provided from operating activities increased 5.2% in 2003 versus 2002, primarily from improved profitability in the business, partially offset by an increase in usage of cash to fund working capital needs.

Cash From Investment Activities  Net cash used in investment activities was $184 million in 2004, as compared to $674 million in 2003 and $2,475 million in 2002. In 2004, the corporation received $137 million of proceeds primarily from the disposition of its equity method investment in Johnsonville Foods and the divestment of the assets of an Italian hosiery operation. In addition, $119 million was received as a result of the passage of contingencies associated with the disposition of a European cut tobacco business – these contingencies are fully explained in Note 13 to the Consolidated Financial Statements. For 2004, 2003 and 2002, the corporation expended $530 million, $746 million and $669 million, respectively, to fund the purchases of property and equipment and received proceeds from the sales of investments, businesses and assets of $227 million, $81 million and $136 million, respectively.

In 2002, the corporation expended $1,930 million for business acquisitions. The principal acquisitions were Earthgrains, a U.S. and European fresh bread and refrigerated dough business; Trail’s Best, a U.S. manufacturer of meat snacks; and Café Prima, a Polish manufacturer and marketer of roasted coffee.

Sara Lee Corporation and Subsidiaries     41

Financial Review

Cash From Financing Activities  Net cash used in financing activities was $2,197 million during 2004, as compared to cash used of $571 million in 2003 and cash from financing activities of $470 million in 2002. During 2004, long-term debt of $1,288 million was repaid and net short-term borrowings increased by $15 million. In 2003 and 2002, the corporation received net cash of $383 million and $983 million, respectively, from net long-term and short-term debt activity.

An ongoing share repurchase program is in place that allows the repurchase of the corporation’s common stock at times management deems appropriate, given current market valuations. During 2004, the corporation repurchased shares of common stock with a value of $350 million, as compared to common stock repurchases of $305 million in 2003 and $138 million in 2002. At the end of 2004, the corporation had approximately 34.6 million shares remaining on its existing share authorization. The timing and amount of future share repurchases will be based upon market conditions and other factors.

Cash dividends paid during 2004 were $714 million, as compared to the $497 million paid in 2003 and $484 million paid in 2002. Due to the 53rd week that is included in 2004, five dividend payments were included in 2004 versus four in 2003 and 2002.

Liquidity

Notes Payable  Notes payable decreased to $54 million in 2004 from $75 million in 2003 and $468 million in 2002, as cash flow was used to repay outstanding notes payable amounts.

Debt and Minority Interest  The corporation’s total long-term debt decreased $920 million in 2004, from $6,161 million at the end of 2003 to $5,241 million at the end of 2004, as the corporation repaid maturing debt. During 2004, $1,288 million of long-term debt matured and was repaid using cash generated during the year. Also during 2004, the corporation adopted a new accounting standard, Statement of Financial Accounting Standards (“SFAS”) No. 150, which resulted in the reclassification on the balance sheet of $295 million to the current portion of long-term debt for certain preferred equity securities issued by a wholly owned subsidiary of the corporation. Prior to the end of 2004, these securities were redeemed by the corporation and are included in the total debt maturities during the year.

The corporation’s total long-term debt of $5,241 million is due to be repaid as follows: $1,070 million in 2005; $373 million in 2006; $47 million in 2007; $1,338 million in 2008; $161 million in 2009 and $2,252 million thereafter. Debt obligations due to mature in the next year are expected to be satisfied with a combination of borrowings and operating cash flows.

Including the impact of swaps that are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 59% fixed-rate debt as of July 3, 2004, as compared with 74% as of June 28, 2003 and 54% as of June 29, 2002. The decrease in fixed-rate debt at July 3, 2004, versus June 28, 2003, is due to a combination of the maturity and repayment of certain fixed-rate debt instruments during the period and certain swap instruments that were purchased to convert the interest payments on certain fixed-rate debt into floating-rate debt. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Credit Facilities and Ratings  The corporation has numerous credit facilities available which management considers sufficient to satisfy its operating requirements. These credit facilities include $4.0 billion of available credit from a group of 26 banks and lending institutions. These facilities consist of a $1.35 billion 364-day credit facility, a $1.85 billion five-year credit facility and a $0.8 billion five-year credit facility. The 364-day $1.35 billion facility expires in June 2005 and allows the corporation, at its option, to extend any borrowings under this facility for an additional year. The corporation expects to renew this facility under similar terms and conditions upon its maturity at an amount to be determined at that time. The five-year $1.85 billion facility expires in June 2009. The five-year $0.8 billion facility expires in October 2005 and allows the corporation to extend any borrowings under this facility for an additional year. The pricing for each of these facilities is based upon the corporation’s current credit rating. At July 3, 2004, the corporation had not borrowed under any of these facilities. None of these facilities mature or terminate upon a credit rating downgrade. These facilities contain a number of typical covenants, which the corporation is in compliance with, including a requirement to maintain an interest coverage ratio of at least 2.0 to 1.0. The interest coverage ratio is generally defined as a ratio of pretax income, excluding net interest expense, to net interest expense. For the 12 months ended July 3, 2004, the corporation’s interest coverage ratio was 9.8 to 1.0.

The corporation’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of July 3, 2004, were as follows:

	Senior Unsecured Obligations	Short-term Borrowings
Standard & Poor’s	A+	A-1
Moody’s Investors Service	A3	P-2
FitchRatings	A	F-1

42     Sara Lee Corporation and Subsidiaries

Changes in the corporation’s credit ratings would result in changes in the corporation’s borrowing costs. The corporation’s current short-term credit rating allows it to participate in a commercial paper market that has a large number of potential investors and a high degree of liquidity. A downgrade of the corporation’s short-term credit rating would likely reduce the amount of commercial paper the corporation could issue, raise its commercial paper borrowing cost, or both. To the extent that the corporation’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

Off-Balance Sheet Arrangements The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation’s financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment, and the sale of certain of the corporation’s accounts receivable. Both of these items are discussed in greater detail below.

Leases  The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $165 million in 2005, $131 million in 2006, $108 million in 2007, $92 million in 2008, $81 million in 2009 and $164 million thereafter. The corporation is contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $20 million in 2005, $19 million in 2006, $18 million in 2007, $16 million in 2008, $14 million in 2009 and $56 million thereafter.

Future Contractual Obligations and Commitments  The corporation has no material unconditional purchase obligations as defined by SFAS No. 47, “Disclosure of Long-Term Purchase Obligations.” The corporation’s Branded Apparel business is a party to an agreement to purchase certain textiles from a single supplier. These purchases amount to approximately 15% of estimated manufacturing needs. At July 3, 2004, the agreement had 3.5 years remaining with pricing at market rates subject to adjustment every 90 days. The following table aggregates information on the corporation’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$5,241	$1,070	$373	$47	$1,338	$161	$2,252
Operating lease obligations	741	165	131	108	92	81	164
Purchase obligations(1)	2,905	2,034	571	269	10	7	14
Other long-term liabilities(2)	651	288	55	38	27	17	226

Subtotal	9,538	3,557	1,130	462	1,467	266	2,656
Contingent lease obligations(3)	143	20	19	18	16	14	56

Total(4)	$9,681	$3,577	$1,149	$480	$1,483	$280	$2,712

(1) Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; maintenance and other professional services where, as of the end of 2004, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement, and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2004 an obligation did not exist. An example of these include situations where purchasing decisions for these future periods have not been made at the end of 2004. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.

(2) Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives and the projected 2005 pension contribution of $236 million. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits including medical; other than the projected 2005 pension contribution of $236 million, noted previously, pension and postretirement obligations have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 18 and 19 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table.

(3) Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. Substantially all of these amounts relate to leases operated by Coach, Inc. At July 3, 2004, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheet for any owners who were unable to satisfy their lease liability.

(4) Contractual commitments and obligations identified under SFAS No. 5 are reflected and disclosed on the Consolidated Balance Sheet and in the related notes.

Sale of Accounts Receivable  The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate corporate entity, holds these receivables and sells participating interests in such accounts receivable to financial institutions, which in turn purchase and receive ownership and security interests in those receivables. At the end of 2004, the amount of receivables sold under the program was $150 million, while at the end of 2003 and 2002, the amount of receivables sold under the program was $250 million. The proceeds from the receivable sales were used to reduce borrowings. As collections reduce accounts receivable included in the pool, the operating units sell

Sara Lee Corporation and Subsidiaries     43

Financial Review

new receivables. The limited purpose subsidiary has the risk of credit loss on the receivables and has recorded a reserve for the fair value of the potential future loss of $5 million. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating-rate that approximates short-term borrowing rates for investment grade entities. The discount is included in SG&A expenses, and represented 1.5%, 1.9% and 2.7% of the weighted average balance of the receivables outstanding during 2004, 2003 and 2002, respectively. The amount of receivables sold under this program can be increased; however, if the corporation’s credit rating falls below investment grade, additional receivable sales could not be made under this agreement.

Pension Plans  As indicated in Note 18 to the Consolidated Financial Statements, the projected benefit obligation of the defined benefit plans exceeded plan assets by $1,537 million at the end of 2004 as compared to $1,572 million at the end of 2003 and $556 million at the end of 2002. The increase in 2003 was attributable to the fact that plan assets declined in value, while plan obligations grew as a result of a lower discount rate and benefits accrued during the periods. In 2005, the corporation anticipates making $236 million of cash contributions to the pension plans as compared to $112 million in 2004.

Guarantees  The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party’s claims. In addition, the corporation’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation’s business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation’s business, financial condition or results of operations.

The material guarantees, within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), for which the maximum potential amount of future payments can be determined, include the sale of accounts receivable that is described above, the corporation’s contingent liability on leases on property operated by others that is described above, and the corporation’s guarantees of certain third-party debt. These debt guarantees require the corporation to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is $37 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Ratios of Cash Flow to Balance Sheet Debt and Adjusted Cash Flow to Total Debt  The corporation uses the ratios of cash flow to balance sheet debt and adjusted cash flow to total debt to evaluate financial performance. The ratio of cash flow to balance sheet debt consists of net cash from operating activities divided by balance sheet debt, which is the total of notes payable and long-term debt. Many creditors, and the rating agencies, adjust the corporation’s cash flow and balance sheet debt when they calculate financial ratios for evaluation purposes. The adjustments include adding both the cash flow impact of changes in working capital and the assumed depreciation from leased assets to the net cash from operations amount, and adding imputed debt from operating lease obligations to the balance sheet debt amount. The corporation makes these adjustments to calculate the adjusted cash flow to total debt ratio. The ratios of cash flow to balance sheet debt and adjusted cash flow to total debt are computed as follows:

44     Sara Lee Corporation and Subsidiaries

In millions	2004	2003	2002
Net cash from operating activities	$2,042	$1,824	$1,735
Cash flow impact of changes in working capital	135	105	(114)
Assumed depreciation on leased assets	110	105	85

Adjusted net cash from operating activities	$2,287	$2,034	$1,706

Notes payable	$54	$75	$468
Long-term debt	5,241	6,161	5,091

Balance sheet debt	5,295	6,236	5,559

Present value of operating leases	540	465	396

Total debt	$5,835	$6,701	$5,955

Ratios
Cash flow to balance sheet debt	38.6%	29.3%	31.2%

Adjusted cash flow to total debt	39.2	30.3	28.6

Risk Management

Geographic Risks  The corporation maintains a presence in a large number of nations in the world. This includes geographic locations where the corporation has a direct economic presence through owned manufacturing or distribution facilities, or companies where Sara Lee maintains a direct equity investment. The corporation also has an indirect economic presence in many geographic locations through third-party suppliers who provide inventory or distribution services. The corporation does not have a high concentration of manufacturing or distribution locations in any one city or country in the Middle East or in other developing nations. The corporation has not experienced any direct losses as a result of the conflicts in the Middle East. In most cases, alternative sources of supply are available for inventory products that are manufactured or purchased from these foreign locations. However, the general insurance coverage that is maintained by the corporation does not cover losses resulting from acts of war or terrorism. As a result, a loss of a significant direct or indirect manufacturing or distribution location could impact the corporation’s operations, cash flows and liquidity.

Foreign Exchange, Interest and Commodity Risks  The corporation is exposed to market risk from changes in foreign exchange rates, interest rates and commodity prices. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the corporation enters into various hedging transactions that have been authorized pursuant to the corporation’s policies and procedures. The corporation does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Exchange  The corporation primarily uses foreign currency forward and option contracts to hedge its exposure from adverse changes in foreign exchange rates. The corporation’s exposure to foreign exchange rates exists primarily with the European euro, Mexican peso, Swiss franc, Canadian dollar and British pound against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

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

Commodities  The corporation is a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter and sugar. The corporation generally buys these commodities based upon market prices that are established with the vendor as part of the purchase process. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

Risk Management Activities  The corporation maintains risk management control systems to monitor the foreign exchange, interest rate and commodity risks, and the corporation’s offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

Value at Risk  The value at risk estimations are intended to measure the maximum amount the corporation could lose from adverse market movements in interest rates and foreign exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders’ equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. The estimated value at risk amounts shown below represent the potential loss the corporation could incur from adverse changes in either interest rates or foreign exchange rates for a one-

Sara Lee Corporation and Subsidiaries     45

Financial Review

day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the corporation.

In millions	Amounts	Average	Time Interval	Confidence Level
Value at Risk Amounts

Interest rates	$14.0	$13.5	1 day	95%
Foreign exchange	5.9	5.2	1 day	95

Sensitivity Analysis  For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At year end, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $13.5 million. This amount is not significant compared with the earnings and equity of the corporation.

Significant Accounting Policies and Critical Estimates

The corporation’s significant accounting policies are discussed in the Notes to the Consolidated Financial Statements. In most cases, the accounting policies utilized by the corporation are the only ones permissible under U.S. generally accepted accounting principles. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates that can have a significant impact upon the operating results, financial position and footnote disclosures of the corporation are as follows:

Sales Recognition and Incentives  Sales are recognized when title and risk of loss pass to the customer. At the time of sale, management records provisions for any uncollectible amounts based upon historical collection statistics and current customer information. These estimates are reviewed each quarter and adjusted based upon actual experience. The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions is used in estimating the cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information.

Inventory Realization  Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans, and spoilage rates are key factors used by the corporation in assessing the net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

Depreciation and Impairment of Property  Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. The lives used in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the corporation. Such lives may be the same as the physical lives of the assets, but they can be shorter. Estimated lives are based on historical experience, manufacturers’ estimates, engineering or appraisal evaluations and future business plans. The corporation’s policies require the periodic review of remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of the net property is 5.6 years.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

46     Sara Lee Corporation and Subsidiaries

Assets which are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets  The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 3, 2004, the net book value of trademarks and other identifiable intangible assets was $2,024 million, of which $1,595 million is being amortized. The anticipated amortization over the next five years is $716 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of the trademarks is measured using the royalty saved method. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Goodwill   Goodwill is not amortized but is subject to periodic assessments of impairment. At July 3, 2004, the corporation has $3,414 million of goodwill on its books. Of this total, $1,710 million is related to the Sara Lee Bakery segment. Goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Assets and Liabilities Acquired in Business Combinations  All business acquisitions completed since the start of 2002 were accounted for using the purchase method. The purchase method requires the corporation to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating performance of the corporation. The corporation utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to determine the value and lives of property and identifiable intangibles, consulting actuaries are used to value the obligations associated with defined benefit retirement plans, and legal counsel is used to assess the obligations associated with legal and environmental claims.

Self-Insurance Reserves  The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. However, the corporation is responsible for the payment of claims under these insured limits. Consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses and these amounts are adjusted based upon actual claim experience and settlements.

Income Taxes  Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the

Sara Lee Corporation and Subsidiaries     47

Financial Review

differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The corporation adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

Contingent Asset  The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation can receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts related to that country. In January 2004, the contingencies associated with the first payment passed and the corporation received a cash payment of 95 million euros, which was equivalent to $119 million based upon exchange rates on the date of receipt. This amount and any future amounts received will be recognized in the corporation’s earnings when received.

Defined Benefit Pension Plans  See Note 18 to the Consolidated Financial Statements for information regarding the net periodic benefit cost, plan obligations, plan assets and the measurements of these amounts.

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors – discount rates, salary growth, expected return on plan assets, retirement rates and mortality.

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of pension obligations. Salary increase assumptions are based on historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rate of equity and fixed- income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2004. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2004. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear.

		Increase/(Decrease) In
Assumption	Change	2005 Net Periodic Benefit Cost	2004 Projected Benefit Obligation
Discount rate	1% increase	$(77)	$(721)
Discount rate	1% decrease	105	902
Asset return	1% increase	35	–
Asset return	1% decrease	(35)	–

The corporation’s defined benefit pension plans had a net actuarial loss of $1,341 million at the end of 2004, $1,622 million at the end of 2003 and $591 million at the end of 2002. The decrease in the net actuarial loss in 2004 results from plan assets earning a rate of return in excess of the 7.2% assumed rate of return, and amortization of the opening balance, offset in part by actuarial losses on the plan obligations. The increase in the net actuarial loss from 2002 to 2003 was attributable to lower than anticipated returns on plan assets and a decline in the discount rate used to determine plan obligations.

The corporation makes periodic cash contributions to its defined benefit pension plans. In 2005, the corporation expects to contribute $236 million of cash to these plans as compared to $112 million in 2004.

Forward-Looking Information

This document contains certain forward-looking statements including the anticipated costs and benefits of restructuring actions, access to credit markets, the planned extinguishment of debt, the funding of pension plans, potential payments under guarantees and the settlement of various income tax examinations. In addition,

48     Sara Lee Corporation and Subsidiaries

from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation’s future performance by making forward-looking statements preceded by terms such as “expects,” “projects,” “anticipates” or “believes.” These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are the following: (i) impacts on reported earnings from fluctuations in foreign currency exchange rates – particularly the euro – given Sara Lee’s significant concentration of business in western Europe; (ii) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for Sara Lee’s products; (iii) a significant change in Sara Lee’s business with any of its major customers, such as Wal-Mart, the corporation’s largest customer, including changes in the level of inventory these customers decide is necessary to service their customers; (iv) the impact of volatility in the equity markets and interest rates on the funded status and annual expense of the corporation’s defined benefit pension plans and the impact of such changes on consumer spending; (v) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers; (vi) Sara Lee’s ability to achieve planned cash flows from capital expenditures and acquisitions, particularly Earthgrains, and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows; (vii) Sara Lee’s ability to realize the estimated savings and productivity improvements associated with prior restructuring and cost reduction initiatives; (viii) fluctuations in the cost and availability of various raw materials; (ix) Sara Lee’s ability to increase prices in response to raw material and other cost increases and the impact of such price increases on profitability; (x) the impact of various food safety issues on the consumption of meat products in the United States and parts of Europe and the profitability of the corporation’s meat business; (xi) credit and other business risks associated with customers operating in a highly competitive retail environment; (xii) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance; (xiii) the settlement of a number of ongoing reviews of the corporation’s income tax filing positions in the United States and other jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business and (xiv) the continued legality of tobacco products in the Netherlands, Germany and Belgium. In addition, the corporation’s results may also be affected by general factors such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes, and laws and regulations in markets where the corporation competes. We have provided additional information in our Form 10-K for 2004, which readers are encouraged to review, concerning factors that could cause actual results to differ materially from those in the forward-looking statements. Sara Lee undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Sara Lee Corporation and Subsidiaries     49

Consolidated Statements of Income

	Years ended
Dollars in millions except per share data	July 3, 2004	June 28, 2003	June 29, 2002
Net sales	$19,566	$18,291	$17,628

Cost of sales	12,017	11,052	10,829
Cost of sales – product line exit costs	–	–	(7)
Selling, general and administrative expenses	5,897	5,568	5,236
Charges for (income from) exit activities and business dispositions	48	(11)	177
Contingent sale proceeds	(119)	–	–
Interest expense	271	276	304
Interest income	(90)	(78)	(96)

	18,024	16,807	16,443

Income before income taxes	1,542	1,484	1,185
Income taxes	270	263	175

Net Income	$1,272	$1,221	$1,010

Net Income per Share of Common Stock
Basic	$1.61	$1.55	$1.27

Diluted	$1.59	$1.50	$1.23

The accompanying Notes to Financial Statements are an integral part of these statements.

50     Sara Lee Corporation and Subsidiaries

Consolidated Balance Sheets

Dollars in millions except share data	July 3, 2004	June 28, 2003	June 29, 2002
Assets
Cash and equivalents	$638	$942	$298
Trade accounts receivable, less allowances of $184 in 2004, $181 in 2003 and $176 in 2002	1,929	1,857	1,768
Inventories
Finished goods	1,921	1,810	1,619
Work in process	397	405	411
Materials and supplies	461	489	479

	2,779	2,704	2,509
Other current assets	400	378	341
Net assets held for sale	–	1	7

Total current assets	5,746	5,882	4,923

Other noncurrent assets	153	284	192
Deferred tax asset	275	437	4
Property
Land	155	202	176
Buildings and improvements	2,052	1,915	1,744
Machinery and equipment	5,087	4,917	4,299
Construction in progress	283	291	320

	7,577	7,325	6,539
Accumulated depreciation	4,306	3,975	3,384

Property, net	3,271	3,350	3,155
Trademarks and other identifiable intangibles, net	2,024	2,110	2,106
Goodwill	3,414	3,387	3,314

	$14,883	$15,450	$13,694

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

Sara Lee Corporation and Subsidiaries     51

	July 3, 2004	June 28, 2003	June 29, 2002
Liabilities and Stockholders’ Equity
Notes payable	$54	$75	$468
Accounts payable	1,325	1,346	1,359
Accrued liabilities
Payroll and employee benefits	1,162	1,195	1,147
Advertising and promotion	540	440	421
Taxes other than payroll and income	123	112	102
Income taxes	257	11	122
Other	892	945	1,047
Current maturities of long-term debt	1,070	1,004	734

Total current liabilities	5,423	5,128	5,400

Long-term debt	4,171	5,157	4,357
Pension obligation	871	1,178	220
Other liabilities	1,395	1,538	1,325
Minority interest in subsidiaries	75	358	632
Preferred stock (authorized 13,500,000 shares; no par value)
ESOP convertible: Issued and outstanding – 3,051,643 shares in 2003 and 3,120,372 shares in 2002	–	221	226
Unearned deferred compensation	–	(182)	(208)
Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $.01 par value) Issued and outstanding – 793,924,013 shares in 2004; 777,347,330 shares in 2003 and 784,720,859 shares in 2002	8	8	8
Capital surplus	67	1	59
Retained earnings	4,437	3,787	3,168
Unearned stock	(170)	(10)	(23)
Accumulated other comprehensive loss	(1,394)	(1,734)	(1,470)

Total common stockholders’ equity	2,948	2,052	1,742

	$14,883	$15,450	$13,694

52     Sara Lee Corporation and Subsidiaries

Consolidated Statements of Common Stockholders’ Equity

Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balances at June 30, 2001	$1,122	$8	$–	$2,635	$–	$(1,521)
Net income	1,010	–	–	1,010	–	–	$1,010
Translation adjustments, net of tax of $(144)	116	–	–	–	–	116	116
Minimum pension liability, net of tax of $30	(56)	–	–	–	–	(56)	(56)
Net unrealized loss on qualifying cash flow hedges	(9)	–	–	–	–	(9)	(9)

Comprehensive income							$1,061

Dividends	(484)	–	–	(484)	–	–
Stock issuances – restricted stock	5	–	5	–	–	–
Stock option and benefit plans	109	–	109	–	–	–
Tax benefit related to stock-based compensation	13	–	13	–	–	–
Reacquired shares – repurchases	(138)	–	(138)	–	–	–
Acquisition of Earthgrains’ ESOP	–	–	30	–	(30)	–
Earthgrains’ stock option conversion	26	–	26	–	–	–
ESOP tax benefit, redemptions and other	28	–	14	7	7	–

Balances at June 29, 2002	1,742	8	59	3,168	(23)	(1,470)
Net income	1,221	–	–	1,221	–	–	$1,221
Translation adjustments, net of tax of $(123)	345	–	–	–	–	345	345
Minimum pension liability, net of tax of $327	(606)	–	–	–	–	(606)	(606)
Net unrealized loss on qualifying cash flow hedges	(3)	–	–	–	–	(3)	(3)

Comprehensive income							$957

Dividends	(497)	–	–	(497)	–	–
Stock issuances – restricted stock	20	–	20	–	–	–
Stock option and benefit plans	98	–	98	–	–	–
Tax benefit related to stock-based compensation	10	–	10	–	–	–
Reacquired shares – repurchases	(305)	–	(194)	(111)	–	–
ESOP tax benefit, redemptions and other	27	–	8	6	13	–

Balances at June 28, 2003	2,052	8	1	3,787	(10)	(1,734)
Net income	1,272	–	–	1,272	–	–	$1,272
Translation adjustments, net of tax of $59	135	–	–	–	–	135	135
Minimum pension liability, net of tax of $(110)	202	–	–	–	–	202	202
Net unrealized gain on qualifying cash flow hedges	3	–	–	–	–	3	3

Comprehensive income							$1,612

Dividends	(594)	–	–	(594)	–	–
Stock issuances – restricted stock	13	–	13	–	–	–
Stock option and benefit plans	148	–	148	–	–	–
Tax benefit related to stock-based compensation	4	–	4	–	–	–
Reacquired shares – repurchases	(350)	–	(321)	(29)	–	–
Conversion of ESOP preferred to common	28	–	210	–	(182)	–
ESOP tax benefit, redemptions and other	35	–	12	1	22	–

Balances at July 3, 2004	$2,948	$8	$67	$4,437	$(170)	$(1,394)

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries     53

Consolidated Statements of Cash Flows

	Years ended
Dollars in millions	July 3, 2004	June 28, 2003	June 29, 2002
Operating Activities
Net income	$1,272	$1,221	$1,010
Less: Cash received from contingent sale proceeds	(119)	–	–
Adjustments for noncash charges included in net income
Depreciation	561	532	471
Amortization of intangibles	173	142	111
Charges for (income from) exit activities and business dispositions	14	(16)	101
Increase (decrease) in deferred taxes	127	10	(79)
Other	149	40	7
Changes in current assets and liabilities, net of businesses acquired and sold
(Increase) decrease in trade accounts receivable	(44)	86	93
(Increase) decrease in inventories	(45)	(22)	304
Decrease (increase) in other current assets	44	(10)	7
Increase (decrease) in accounts payable	45	(131)	(417)
(Decrease) increase in accrued liabilities	(135)	(28)	127

Net cash from operating activities	2,042	1,824	1,735

Investment Activities
Purchases of property and equipment	(530)	(746)	(669)
Acquisitions of businesses and investments	–	(10)	(1,930)
Dispositions of businesses and investments	137	–	23
Cash received from contingent sale proceeds	119	–	–
Sales of assets	90	81	113
Other	–	1	(12)

Net cash used in investment activities	(184)	(674)	(2,475)

Financing Activities
Issuances of common stock	139	98	109
Purchases of common stock	(350)	(305)	(138)
Redemption of preferred stock	–	(250)	–
Borrowings of long-term debt	1	1,773	1,362
Repayments of long-term debt	(1,288)	(995)	(503)
Short-term borrowings (repayments), net	15	(395)	124
Payments of dividends	(714)	(497)	(484)

Net cash (used in) from financing activities	(2,197)	(571)	470

Effect of changes in foreign exchange rates on cash	35	65	20

(Decrease) increase in cash and equivalents	(304)	644	(250)
Cash and equivalents at beginning of year	942	298	548

Cash and equivalents at end of year	$638	$942	$298

The accompanying Notes to Financial Statements are an integral part of these statements.

54     Sara Lee Corporation and Subsidiaries

Notes to Financial Statements

Dollars in millions except per share data

Note 1 – Basis of Presentation

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

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal year 2004 was a 53-week year, while fiscal years 2003 and 2002 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Note 2 – Summary of Significant Accounting Policies

The Consolidated Financial Statements include the accounts of the corporation, its controlled subsidiary companies, which in general are majority owned, and the accounts of variable interest entities (VIEs) for which the corporation is deemed the primary beneficiary, as defined by the Financial Accounting Standards Board’s (FASB) Interpretation No. 46 (FIN 46) and related interpretations. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains and losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings as realized.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises of VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest.

Throughout 2003, the FASB released numerous proposed and final FASB Staff Positions (FSPs) regarding FIN 46, which both clarified and modified FIN 46’s provisions. In December 2003, the FASB issued Interpretation No. 46 (FIN 46-R), which replaced FIN 46. FIN 46-R retains many of the basic concepts introduced in FIN 46; however, it also introduced a new scope exception for certain types of entities that qualify as a “business” as defined in FIN 46-R, revised the method of calculating expected losses and residual returns for determination of the primary beneficiary, included new guidance for assessing variable interests, and codified certain FSPs on FIN 46.

The corporation adopted the provisions of FIN 46-R in 2004 and consolidated VIEs with total assets and total liabilities of $54 and $48, respectively. The impact of consolidating these VIEs did not have a material impact on the results of operations or financial position of the corporation.

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

Sales Recognition and Incentives  Sales are recognized when title and risk of loss pass to the customer. The corporation offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

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

Sara Lee Corporation and Subsidiaries     55

Notes to Financial Statements

Dollars in millions except per share data

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

Advertising Expense  Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” caption in the Consolidated Statements of Income and was $425 in 2004, $460 in 2003 and $406 in 2002.

Cash and Equivalents  All highly liquid investments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

Accounts Receivable Valuation  Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the corporation’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Inventory Valuation  Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for 97% of the corporation’s inventories at July 3, 2004, and by the last-in, first-out (LIFO) for the remainder. There was no difference between the FIFO and LIFO inventory valuation at July 3, 2004, June 28, 2003 or June 29, 2002. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property  Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment is depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $10, $11 and $7 in 2004, 2003 and 2002, respectively.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

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

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the

56     Sara Lee Corporation and Subsidiaries

asset. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Goodwill  Goodwill is not amortized; however, it is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Stock-Based Compensation  The corporation recognizes employee services received in exchange for equity instruments in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount an employee must pay to acquire the stock. Compensation for substantially all of the corporation’s equity-based awards is measured on the date the shares are granted. Under APB No. 25, no compensation expense was recognized for stock options, replacement stock options and shares purchased under the Employee Stock Purchase Plan (ESPP). Compensation expense is however recognized for the cost of restricted share awards granted to employees under the provisions of APB No. 25.

Had the cost of employee services received in exchange for equity instruments been recognized based on the grant-date fair value of those instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (SFAS No. 123), the corporation’s net income and earnings per share would have been impacted as shown in the following table:

	2004	2003	2002
Reported net income	$1,272	$1,221	$1,010
Plus – stock-based employee compensation included in reported net income, net of related tax effects	20	16	21
Less – total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(48)	(49)	(77)

Pro forma net income	$1,244	$1,188	$954

Earnings per share
Basic – as reported	$1.61	$1.55	$1.27

Basic – pro forma	$1.58	$1.51	$1.20

Diluted – as reported	$1.59	$1.50	$1.23

Diluted – pro forma	$1.56	$1.46	$1.17

Income Taxes Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretations of regulations. The corporation adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

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

Sara Lee Corporation and Subsidiaries     57

Notes to Financial Statements

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

Cash Flow Hedge  A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Income as the hedged item. In addition, both the fair value of changes excluded from the corporation’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income.

Net Investment Hedge  A hedge of a net investment in a foreign operation is declared as a net investment hedge. The effective portion of the change in the fair value of derivatives, based upon spot rates, used as a net investment hedge of a foreign operation is recorded in the cumulative translation adjustment account within common stockholders’ equity. The ineffective portion of the change in the fair value of a derivative or non-derivative instrument designated as a net investment hedge is recorded in “Selling, general and administrative expenses”, or “Interest expense,” if the hedging instrument is a swap, in the Consolidated Statements of Income. Non-U.S.-dollar financing transactions are accounted for as net investment hedges when the hedged item is a long-term investment in the corresponding foreign currency.

Natural Hedge  A derivative used as a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is declared as a natural hedge. For derivatives designated as natural hedges, changes in fair value are reported in earnings in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income. Forward exchange contracts are recorded as natural hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, “Foreign Currency Translation.”

Business Acquisitions and Dispositions  All business acquisitions have been accounted for under the purchase method. Cash, the fair value of other assets distributed, securities issued unconditionally, and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of an acquired business. Consideration that is issued or issuable at the expiration of a contingency period, or that is held in escrow pending the outcome of a contingency, is not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable.

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

Substantially all consideration associated with business acquisitions and dispositions recognized in 2004, 2003 and 2002 involved the receipt or payment of cash. These amounts are disclosed in the Consolidated Statements of Cash Flows and the Consolidated Statements of Common Stockholders’ Equity.

58     Sara Lee Corporation and Subsidiaries

Note 3 – Common Stock

Changes in outstanding common shares for the past three years were:

Shares in thousands	2004	2003	2002
Beginning balances	777,347	784,721	781,964
Stock issuances
Stock option and benefit plans	9,147	6,797	7,835
Business acquisitions	5	11	2
Restricted stock plans	869	1,035	226
Reacquired shares -
stock purchased	(18,035)	(15,911)	(6,701)
Conversion of ESOP preferred shares	23,211	–	–
ESOP share redemption	1,262	579	1,331
Other	118	115	64

Ending balances	793,924	777,347	784,721

Common stock dividends and dividend per share amounts declared were $594 and $0.75 in 2004, $480 and $0.615 in 2003 and $467 and $0.595 in 2002.

Note 4 – Stock-Based Compensation

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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2004	2003	2002
Expected lives	3.5 years	3.7 years	4.2 years
Risk-free interest rate	2.5%	2.4%	4.3%
Expected volatility	25.6%	29.2%	31.4%
Dividend yield	3.6%	3.0%	2.8%

A summary of the changes in stock options outstanding under the corporation’s option plans during the years ended July 3, 2004, June 28, 2003 and June 29, 2002 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price
Outstanding at June 30, 2001	77,988	$20.62
Granted	15,702	21.55
Options converted from acquisition of Earthgrains	1,947	8.02
Exercised	(10,105)	16.28
Canceled/expired	(4,913)	21.14

Outstanding at June 29, 2002	80,619	21.04
Granted	12,357	20.24
Exercised	(8,861)	17.17
Canceled/expired	(8,059)	23.00

Outstanding at June 28, 2003	76,056	21.15
Granted	4,715	22.11
Exercised	(11,170)	17.34
Canceled/expired	(5,228)	23.26

Outstanding at July 3, 2004	64,373	$21.72

The following table summarizes information about stock options outstanding at July 3, 2004:

Shares in thousands	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at July 3, 2004	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable at July 3, 2004	Weighted Average Exercise Price
$ 3.76–$20.53	23,651	4.7	$18.41	20,067	$18.39
20.54– 22.66	21,078	5.5	22.06	17,059	22.11
22.67– 31.60	19,644	3.3	25.34	17,530	25.58

$ 3.76–$31.60	64,373	4.5	$21.72	54,656	$21.86

At June 28, 2003 and June 29, 2002, the number of options exercisable was 61,074 and 56,952, respectively, with weighted average exercise prices of $21.38 and $21.43, respectively. Options available for future grant at the end of 2004, 2003 and 2002 were 65,367, 62,825 and 44,488, respectively. The weighted average fair value of individual options granted during 2004, 2003 and 2002 was $2.56, $2.76 and $4.88, respectively.

Employee Stock Purchase Plan (ESPP)  The ESPP permits eligible full-time employees to purchase a limited number of shares of the corporation’s common stock at 85% of market value. Under the plan, the corporation sold 1,845,382, 1,799,338 and 1,943,251 shares to employees in 2004, 2003 and 2002, respectively. Pro forma compensation expense is calculated for the fair value of the employees’ purchase rights using the Black-Scholes model. Assumptions include an expected life of 1/4 of a year and weighted average risk-free interest rates of 0.97% in 2004, 1.4% in 2003 and 2.3% in 2002. Other underlying assumptions are consistent with those used for the corporation’s stock option plans described above.

Sara Lee Corporation and Subsidiaries     59

Notes to Financial Statements

Dollars in millions except per share data

Stock Unit Awards  Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined goals, the RSUs are converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. Awards granted in 2004, 2003 and 2002 were 2,114,377 units, 2,696,621 units and 450,324 units, respectively. The fair value of the stock unit awards on the date of grant in 2004, 2003 and 2002 was $40, $50 and $9, respectively. Compensation expense for these plans in 2004, 2003 and 2002 was $30, $25 and $32, respectively.

Note 5 – Employee Stock Ownership Plans (ESOP)

Earthgrains ESOP  During 2004, the remaining common shares held by the Earthgrains ESOP plan were utilized to make 401(k) matching contributions and the plan was terminated. The corporation acquired The Earthgrains Company (Earthgrains) on August 7, 2001. Earthgrains had established a Common Stock ESOP on July 1, 1996, that borrowed $16.8 from Earthgrains for a term of 10 years at a rate of 8% to purchase Earthgrains’ common shares to establish the plan. The Earthgrains ESOP provides a 401(k) match to eligible domestic employees. Upon the acquisition of Earthgrains, the Earthgrains ESOP acquired 1,452,993 Sara Lee common shares. Common shares are allocated to participants over the period as contributions are made to the plan based upon a ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan.

Earthgrains ESOP expense is recognized in accordance with American Institute of Certified Public Accountants Statement of Position No. 93-6. Earthgrains ESOP expense was $6 in 2004, $14 in 2003 and $6 in 2002. Payments to the Earthgrains ESOP were $1 in 2004, $3 in 2003 and $2 in 2002, and principal and interest payments made by the Earthgrains ESOP were $1 and less than $0.1 in 2004, $3 and $0.3 in 2003, and $1.5 and $0.4 in 2002, respectively. All common shares had been released by the plan at July 3, 2004. Common shares pledged and common shares released but unallocated by the Earthgrains ESOP were 348,378 and zero in 2003, and 1,100,620 and 6,468 in 2002, respectively. The fair value of unearned shares in the Earthgrains ESOP was $6 and $23 at 2003 and 2002, respectively. These common shares were included in outstanding shares for basic and diluted earnings per share in 2004, 2003 and 2002.

Sara Lee ESOP  The corporation maintains an ESOP that provides a retirement benefit for nonunion domestic employees. The convertible preferred stock sold to the corporation’s ESOP was converted by the trustees into 23,211,245 shares of the corporation’s common stock in September 2003. The conversion reflects the conversion rate of 8- to-1 and three 2-for-1 common stock splits since the Sara Lee ESOP was formed in 1989. The ESOP trustees decided to convert the preferred stock since the dividend received by the Trust on the corporation’s common stock exceeded the dividend received for holding preferred stock. The conversion of the preferred stock and the related unearned deferred compensation are reflected in the common equity of the corporation at July 3, 2004. Prior to the conversion to common shares, the plan held both allocated and unallocated shares. Upon the conversion, all allocated shares were released from the plan to participants’ accounts. During 2004, the Sara Lee ESOP unallocated common shares received total dividends of $8 or $0.75 per share. During 2003 and 2002, the Sara Lee ESOP held both allocated and unallocated shares of preferred stock, and total dividends and dividend per share amounts declared were $17 and $5.4375 per share in 2003 and $17 and $5.4375 per share in 2002. The purchase of the original preferred stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force Opinion 89-8.

Sara Lee ESOP related expenses amounted to $11 in 2004, $15 in 2003 and $14 in 2002. Payments to the Sara Lee ESOP were $39 in 2004, $57 in 2003 and $54 in 2002. Principal and interest payments by the Sara Lee ESOP totaled $31 and $2 in 2004, $52 and $5 in 2003, and $45 and $9 in 2002.

Note 6 – Preferred Stock Purchase Rights

The corporation has a Preferred Stock Purchase Rights Plan. The Rights are exercisable 10 days after certain events involving the acquisition of 15% or more of the corporation’s outstanding common stock, or the commencement of a tender or exchange offer for at least 15% of the common stock. Upon the occurrence of such an event, each Right, unless redeemed by the board of directors, entitles the holder to receive, upon exercise and payment of the exercise price, common stock with a value equal to twice the exercise price of the Right. The initial exercise price of a Right is $215.00 subject to adjustment. There are 6 million shares of preferred stock reserved for issuance upon exercise of the Rights.

Note 7 – Minority Interest in Subsidiaries

Minority interest in subsidiaries in 2004 consists of the equity interest of minority investors in consolidated subsidiaries of the corporation. In 2003 and 2002, minority interest also included preferred equity securities issued by subsidiaries of the corporation. The corporation’s consolidated minority interest expense of $4 in 2004, $19 in 2003 and $33 in 2002 is recorded in “Selling, general and administrative expenses.”

60     Sara Lee Corporation and Subsidiaries

On the first day of 2004, the provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150) became effective for the corporation. Under the provisions of that document, $295 of preferred equity securities were reclassified from “Minority interest in subsidiaries” to the “Current maturities of long-term debt” on the Consolidated Balance Sheet. These securities were outstanding in 2003 and 2002 and included in “Minority interest in subsidiaries.” These preferred equity securities were issued by a wholly owned foreign subsidiary of the corporation. The securities provided a rate of return based upon the Euribor interbank borrowing rate, which averaged 3.3% and 4.0% in 2003 and 2002, respectively. The provisions of SFAS No. 150 prohibit the restatement of financial statements for periods prior to the effective date of the statement.

During 2003, the preferred equity securities issued by a domestic subsidiary were redeemed by the corporation for $250. These securities were outstanding in 2002 and had a carrying value of $250. The securities provided the holder a rate of return based upon the LIBOR interest rate plus 0.425%. The average LIBOR borrowing rates in 2003 and 2002 were 2.0% and 2.9%, respectively.

No gain or loss was recognized as a result of the issuance of either of these preferred equity securities, and the corporation owned substantially all of the voting equity of the subsidiaries both before and after the transactions.

Note 8 – Earnings per Share

Net income per share – basic is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 40.3 million shares at July 3, 2004, 53.7 million shares at June 28, 2003 and 43.6 million shares at June 29, 2002 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock.

The following is a reconciliation of net income to net income per share – basic and – diluted for the years ended July 3, 2004, June 28, 2003 and June 29, 2002:

Shares in millions	2004	2003	2002
Net income	$1,272	$1,221	$1,010
Less dividends on preferred stock, net of tax benefits	–	(10)	(10)

Income applicable to common stockholders – basic	1,272	1,211	1,000
Adjustment for assumed conversion of ESOP shares	–	9	9

Income applicable to common stockholders – diluted	$1,272	$1,220	$1,009

Average shares outstanding – basic	788	781	785
Dilutive effect of stock option and stock award plans	5	7	8
Dilutive effect of ESOP shares	5	24	25

Diluted shares outstanding	798	812	818

Net income per share – basic	$1.61	$1.55	$1.27

Net income per share – diluted	$1.59	$1.50	$1.23

Note 9 – Long-Term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	2004	2003	2002
U.S. dollar obligations
Notes and debentures	$3,341	$4,093	$2,697
ESOP debt and various other obligations	130	154	205

	3,471	4,247	2,902

Foreign currency obligations
European euro	1,640	1,800	2,097
Various other obligations	130	114	92

	1,770	1,914	2,189

Total long-term debt	5,241	6,161	5,091
Less current maturities	1,070	1,004	734

	$4,171	$5,157	$4,357

The U.S. dollar denominated notes and debentures have maturity dates that range from 2005 until 2033 with an interest rate range of 1.95% to 8.36%. The European euro denominated foreign currency obligations have maturity dates that range from 2005 until 2008 with an interest rate range of 2.46% to 6.13%. The ESOP debt, which was guaranteed by the corporation, matured in 2004. As more fully described in Note 7 – “Minority Interest in Subsidiaries” above, the corporation adopted SFAS No. 150 as of the beginning of 2004 and reclassified $295 of preferred equity securities from “Minority interest in subsidiaries” to “Current maturities of long-term debt” on the Consolidated Balance Sheet. These preferred equity securities were redeemed by the corporation prior to the end of 2004.

Sara Lee Corporation and Subsidiaries     61

Notes to Financial Statements

Dollars in millions except per share data

Payments required on long-term debt during the years ending in 2005 through 2009 are $1,070, $373, $47, $1,338 and $161, respectively. The corporation made cash interest payments of $293, $294 and $293 in 2004, 2003 and 2002, respectively.

Note 10 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years. The net book value of capital lease assets included in property at July 3, 2004, June 28, 2003 and June 29, 2002 was $67, $51 and $46, respectively.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at July 3, 2004 were as follows:

	Capital Leases	Operating Leases
2005	$23	$165
2006	16	131
2007	11	108
2008	7	92
2009	3	81
Thereafter	7	164

Total minimum lease payments	67	$741

Amounts representing interest	(2)

Present value of net minimum payments	65
Current portion	(22)

Noncurrent portion	$43

Depreciation expense of capital lease assets was $22 in 2004, $11 in 2003 and $11 in 2002. Rental expense under operating leases was $204 in 2004, $202 in 2003 and $189 in 2002.

Contingent Lease Obligation  The corporation is contingently liable for leases on property operated by others. At July 3, 2004, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $143. The minimum annual rentals under these leases is $20 in 2005, $19 in 2006, $18 in 2007, $16 in 2008, $14 in 2009 and $56 thereafter. Substantially all of these amounts relate to a number of retail store leases operated by Coach, Inc. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2004 was $17. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Note 11 – Credit Facilities

The corporation has numerous credit facilities available, including ongoing revolving credit agreements totaling $4.0 billion that had a weighted average annual fee of 0.07% as of July 3, 2004. These agreements support commercial paper borrowings and other financial instruments. Selected data on the corporation’s short-term obligations follow:

	2004	2003	2002
Maximum month-end borrowings	$2,087	$1,965	$3,110
Average borrowings during the year	1,817	1,364	1,821
Year end borrowings	54	75	468
Weighted average interest rate during the year	1.3%	1.7%	2.8%
Weighted average interest rate at year end	6.3	5.0	2.3

Note 12 – Sale of Accounts Receivable

The corporation has an agreement under which several of its operating units sell trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate corporate entity, holds these receivables and sells participating interests in such accounts receivable to financial institutions, which, in turn purchase and receive ownership and security interests in those receivables. As collections reduce accounts receivable included in the pool, the operating units sell new receivables to the limited purpose subsidiary. The sold receivables amounted to $150 at the end of 2004 and $250 at the end of 2003 and 2002. The limited purpose subsidiary has the risk of credit loss on the sold receivables, and therefore the maximum potential amount of future payments by the subsidiary if the receivables became valueless would be $150 at the end of 2004. The limited purpose subsidiary has recognized a reserve of $5 on its balance sheet for the probable credit loss on the sold receivables.

The proceeds from the sales were used to reduce borrowings. The proceeds from the sale of the receivables are equal to the face amount of the receivables less a discount. The discount is a floating rate that approximates short-term borrowing rates for investment grade entities and is accounted for as a cost of the receivable sale program. This cost has been included in “Selling, general and administrative expenses” in the Consolidated Statements of Income. This discount aggregated $3, $5 and $7 in 2004, 2003 and 2002, respectively, or 1.5%, 1.9% and 2.7%, respectively of the weighted average balance of the receivables outstanding during the same periods. The corporation retains collection and administrative responsibilities for the participating interests in the defined pool. The amount of receivables sold under this program can be increased; however, if the corporation’s credit rating falls below

62     Sara Lee Corporation and Subsidiaries

investment grade, additional receivable sales could not be made under this agreement.

Note 13 – Contingencies

Contingent Asset  The corporation sold its European cut tobacco business in 1999. Under the terms of that sale agreement, the corporation received a cash payment of 95 million euros from the buyer in January 2004. If tobacco continues to be a legal product in the Netherlands, Germany and Belgium, additional annual payments of 95 million euros can be received beginning in 2005 and extending through 2010. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If any of these amounts are received, they will be recognized in income upon receipt and separately disclosed.

Contingent Liabilities  The corporation is a party to various pending legal proceedings, claims and environmental actions by governmental agencies. Although the outcome of such items cannot be determined with certainty, the corporation’s general counsel and management are of the opinion that the final outcome of these matters should not have a material effect on the corporation’s results of operations or financial position.

Note 14 – Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that guarantees issued or modified after December 31, 2002 be recorded at fair value, which is different from past practice, which was generally to record a liability only when a loss was probable and reasonably estimable. FIN 45 also requires the corporation to disclose certain types of guarantees, even if the likelihood of having to perform under the guarantee is remote.

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

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined, are as follows:

•	As is more completely described in Note 12 to the Consolidated Financial Statements titled Sale of Accounts Receivable, the corporation retains the risk of credit loss on $150 of receivables that have been sold. The fair value of the guarantee issued on the collection of these amounts is $5.
•	The corporation is contingently liable for leases on property operated by others. At July 3, 2004, the maximum potential amount the corporation could be required to make if all the current operators default is $143. This contingent obligation is more completely described in Note 10 to the Consolidated Financial Statements titled Leases.
•	The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $37. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Note 15 – Financial Instruments and Risk Management

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

	Notional Principal[1]	Weighted Average Interest Rates[2]
		Receive	Pay
Interest Rate Swaps
2004 Receive fixed – pay variable	$1,725	4.9%	3.1%
2003 Receive fixed – pay variable	887	5.6	2.2
2002 Receive fixed – pay variable	1,202	7.2	4.8
Currency Swaps
2004 Receive fixed – pay fixed	$683	5.1%	5.0%
Receive variable – pay variable	248	2.5	1.7
2003 Receive fixed – pay fixed	380	6.3	6.0
Receive variable – pay variable	248	2.7	1.7
2002 Receive fixed – pay fixed	337	6.2	6.2

[1]	The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.

[2]	The weighted average interest rates are as of the respective balance sheet dates.

Sara Lee Corporation and Subsidiaries     63

Notes to Financial Statements

Dollars in millions except per share data

Forward Exchange, Futures and Option Contracts  The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, Mexican peso, Swiss franc, Canadian dollar and British pound.

The corporation uses futures contracts to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, coffee, wheat, butter and corn. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

The following table summarizes by major currency the contractual amounts of the corporation’s forward exchange contracts in U.S. dollars. The bought amounts represent the net U.S. dollar equivalent of commitments to purchase foreign currencies, and the sold amounts represent the net U.S. dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent value using the exchange rate at the reporting date. Forward exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year.

	2004	2003	2002
Foreign Currency –Bought (Sold)
European euro	$1,685	$403	$813
British pound	(6)	(94)	(210)
Swiss franc	92	66	48
Canadian dollar	(66)	(82)	(91)
Other	162	49	(64)

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts to sell foreign currency, in U.S. dollars:

	2004	2003	2002
Foreign Currency – Sold
European euro	$792	$628	$383
Mexican peso	33	34	55
British pound	48	13	61

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive income and reclassified to earnings in 2004, 2003 and 2002.

	2004	2003	2002
Net accumulated derivative gain (loss) deferred at beginning of year	$(17)	$(14)	$(5)
Deferral of net derivative gain (loss) in accumulated other comprehensive income	(38)	(38)	(13)
Reclassification of net derivative (gain) loss to income	41	35	4

Net accumulated derivative gain (loss) at end of year	$(14)	$(17)	$(14)

At July 3, 2004, the maximum maturity date of any cash flow hedge was one year, excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net gains from accumulated other comprehensive income of approximately $2 at the time the underlying hedged transactions are realized. During the year ended July 3, 2004, net losses related to cash flow and fair value hedge ineffectiveness, derivative losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting are insignificant in all years presented.

Non-U.S. Dollar Financing Transactions  The corporation uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For the year ended July 3, 2004, net losses of $100 arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account within common stockholders’ equity.

Fair Values  The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair value as of July 3, 2004, June 28, 2003 and June 29, 2002. The fair values of the remaining financial instruments recognized on the Consolidated Balance Sheets of the corporation at the respective year ends were:

	2004	2003	2002
Long-term debt, including current portion	$5,358	$6,512	$5,158
ESOP convertible preferred stock	–	450	515
Interest rate swaps	8	60	15
Currency swaps	(92)	(46)	(31)
Foreign currency forwards	(3)	(22)	(10)
Foreign currency options	1	8	4

64     Sara Lee Corporation and Subsidiaries

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

Trade accounts receivable due from customers that the corporation considers highly leveraged were $145 at July 3, 2004, $180 at June 28, 2003 and $110 at June 29, 2002. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Note 16 – Exit and Disposal Activities

The reported results for 2004, 2003 and 2002 reflect amounts recognized for exit and disposal actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The impact of these activities on income before income taxes is summarized as follows:

	2004	2003	2002
Exit and disposal programs
2004 restructuring actions	$82	$–	$–
2003 Bakery and Beverage restructuring actions	(2)	39	–
Business Reshaping	(12)	(33)	165
Other restructuring actions	(5)	–	–

Total exit costs (income)	63	6	165
Business dispositions	(9)	(4)	5

Impact on income before income taxes	$54	$2	$170

The following table illustrates where the costs (income) associated with these actions are recognized in the Consolidated Statements of Income of the corporation:

	2004	2003	2002
Cost of sales	$5	$7	$–
Cost of sales – product line exit costs	–	–	(7)
Selling, general and administrative expenses	1	6	–
Charges for (income from) exit activities and business dispositions	48	(11)	177

Impact on income before income taxes	$54	$2	$170

The exit and business disposition actions recognized in 2004 reduced net income and diluted earnings per share by $36 and $0.05, respectively. The exit and business disposition actions recognized in 2003 had no material impact on net income or diluted earnings per share. The exit and business disposition actions recognized in 2002 reduced net income and diluted earnings per share by $101 and $0.12, respectively.

The impact of these actions on the corporation’s business segments and the general corporate expenses are summarized as follows:

	2004	2003	2002
Sara Lee Meats	$(3)	$(6)	$33
Sara Lee Bakery	20	33	50
Beverage	(2)	1	7
Household Products	–	–	–
Branded Apparel	35	(26)	80
General corporate expenses	4	–	–

Total	$54	$2	$170

2004 Restructuring Actions  During 2004, the corporation approved a series of actions to exit certain defined business activities and lower its cost structure. The net impact of these actions was to reduce income before income taxes by $82 and decrease the operating results of the corporation’s business segments as follows: Sara Lee Meats – $11; Sara Lee Bakery – $26; Beverage – $6; Household Products – $1; Branded Apparel – $34; and the corporate headquarters – $4. The components of the net charge are as follows:

•	$70 of the net charge is for the cost associated with terminating 6,222 employees and providing them with severance benefits in accordance with existing benefit plans or local employment laws. The specific location of these employees is summarized in a table contained in this note. This charge is reflected in the “Charges for (income from) exit activities and business dispositions” line in the Consolidated Statement of Income. As of the end of 2004, 1,373 of the employees have been terminated and the severance obligation remaining in accrued liabilities on the Consolidated Balance Sheet was $54.

Sara Lee Corporation and Subsidiaries     65

Notes to Financial Statements

Dollars in millions except per share data

•	$11 of the net charge is related to the cost to dispose of certain manufacturing equipment. When management approved the actions, certain of the assets were classified as held for use and others as held for sale. The depreciation on the held for use assets was accelerated and this resulted in a charge of $5 to the “Cost of sales” line in the Consolidated Statement of Income. The remaining equipment was deemed held for sale and this resulted in a charge of $6 to the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. As of the end of 2004, the corporation is in the process of completing the disposition of these assets, and any remaining assets have a current net book value of zero. The estimated realizable value of these assets was based upon management’s estimates.
•	$1 of the net charge is related to the decision to abandon certain trademarks obtained with the Earthgrains acquisition. As a result, the amortization associated with these assets was accelerated, with the cost recognized in the “Selling, general and administrative expenses” line of the Consolidated Statement of Income. As of the end of 2004, these trademarks have been abandoned and their net book value is zero.

The following table summarizes the employee terminations by location and business segment:

Number of employees	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Branded Apparel	Corporate	Total
United States	44	1,073	37	–	624	48	1,826
Canada	–	–	–	12	–	–	12
Puerto Rico, Mexico and Latin America	–	–	155	–	3,919	–	4,074
Europe	58	31	19	1	201	–	310

	102	1,104	211	13	4,744	48	6,222

As of July 3, 2004
Actions Completed	58	331	166	13	757	48	1,373
Actions Remaining	44	773	45	–	3,987	–	4,849

	102	1,104	211	13	4,744	48	6,222

2003 Bakery and Beverage Restructuring Actions  During 2003, the corporation’s management approved actions to reduce the cost structure of the Bakery and Beverage businesses. During 2004, the disposal of some of the Bakery assets targeted under these plans was completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $2 to income before income taxes. In 2003, these actions reduced income before income taxes by $39 and decreased the operating results of the Sara Lee Bakery and Beverage segments by $37 and $2, respectively.

After combining the amounts recognized in 2004 and 2003, the exit activities completed by the corporation under these action plans reduced income before income taxes by $37 and consisted of the following components:

•	$15 of the cumulative charge is for the cost associated with terminating 645 domestic employees and providing them with severance benefits in accordance with existing benefit plans. As of the end of 2004, all of the employees have been terminated and the severance obligation remaining in accrued liabilities on the Consolidated Balance Sheet was $1.
•	$11 of the charge is related to actions to dispose of three manufacturing facilities, as well as equipment and leasehold improvements at other locations. When management approved the actions, certain of the assets were classified as held for use and others as held for sale. The depreciation on the held for use assets was accelerated, and this resulted in a charge of $7 to the “Cost of sales” line in the Consolidated Statement of Income. The losses on the assets held for sale are reflected in the “Charges for (income from) exit activities and business dispositions” line. As of the end of 2004, all of these assets had been disposed.
•	$6 of the charge is for costs associated with the accelerated amortization from the abandonment of certain trademarks obtained with the Earthgrains acquisition. This component of the charge was recognized in the “Selling, general and administrative expenses” line of the Consolidated Statement of Income. As of the end of 2004, these trademarks have been abandoned and their net book value is zero.
•	$5 of the charge is for the cost of noncancelable lease obligations for certain leased equipment and for some administrative office space. The obligations for the equipment have been satisfied and the office space has been exited. As of the end of 2004, the lease obligation remaining in accrued liabilities in the Consolidated Balance Sheet was less than $1.

Business Reshaping  Beginning in the second quarter of 2001, the corporation’s management approved a series of actions to exit cer -

66     Sara Lee Corporation and Subsidiaries

tain defined business activities. The final series of actions was approved in the second quarter of 2002. Each of these actions was to be completed in a 12-month period after being approved. All actions included in this program have been completed. The impact of these actions on income before income taxes is described below.

During 2004, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $12 to income before income taxes. The $12 consists of a $6 credit for employee termination benefits and a $6 credit for noncancelable leases and other third-party obligations. Actual severance benefits were lower than originally anticipated primarily as a result of better than expected settlements reached with foreign governments on the corporation’s funding obligations of the termination benefits. The adjustment for noncancelable leases and other third-party obligations resulted from settling these liabilities for less than originally estimated. These adjustments are reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and increased the operating results of the corporation’s business segments as follows: Sara Lee Meats – $1; Sara Lee Bakery – $4; Beverage – $4; and Branded Apparel – $3.

During 2003, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $33 to income before income taxes. The $33 consists of a $20 credit for employee termination benefits, a credit of $9 for losses on the disposal of property and equipment, a $5 credit for noncancelable leases and other third-party obligations, and a $1 charge for moving expenses. Actual severance benefits were lower than originally anticipated primarily for two reasons. First, certain individuals left the corporation prior to their involuntary termination – as a result, no severance benefits were owed to these individuals. Secondly, approximately 4% of the employees originally targeted for termination were not severed as planned – as a result, the related accruals were no longer required. The adjustment recognized for the disposal of property and equipment resulted primarily from the receipt of cash proceeds that exceeded prior estimates. The adjustment for noncancelable leases and other third-party obligations resulted primarily from settling these liabilities for less than originally estimated. These adjustments are reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and increased the operating results of the corporation’s business segments as follows: Sara Lee Meats – $6; Sara Lee Bakery – $4; Beverage – $1; and Branded Apparel – $22.

The exit activities approved by management during 2002 reduced income before income taxes by $165. The charge of $165 consists of the following: $100 of severance and other employee benefits; $26 of anticipated losses on the disposal of real estate and equipment; $40 of noncancelable lease payments and other third-party obligations; $6 of moving and other related expenses; and a $7 credit related to better than expected results on the exit of certain licensed products. The $7 credit is reflected in the “Cost of sales-product line exit costs” line of the Consolidated Statement of Income. The remaining charges are reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. These net charges decreased the operating results of the corporation’s business segments as follows: Sara Lee Meats – $33; Sara Lee Bakery – $49; Beverage – $9; and Branded Apparel – $74.

After combining the amounts recognized in 2004, 2003 and 2002, as well as the $213 recorded in 2001, the exit activities completed by the corporation under the Business Reshaping program reduced income before income taxes by $333. The components of the $333 net charge are as follows:

•	$196 of the cumulative charge is for the cost of severance and other employee benefits associated with the termination of 18,579 employees. All of these employees have been terminated and the remaining accrued liability of $11 is for severance benefits to be paid in future periods.
•	$54 of the cumulative charge is related to certain contractual obligations that must be satisfied in connection with the exit activities approved by management. Of this amount, $45 relates to noncancelable lease payments on 35 leased facilities that have been exited. Of the $45 charge, $6 remains to be paid as of the end of 2004, and represents the difference between the remaining noncancelable lease obligation and the anticipated sublease income. Certain other contractual obligations account for the remaining $9 of the charge. These contractual obligations include amounts to terminate distribution and product licensing arrangements. Of the $9 charge, $1 remains to be paid as of the end of 2004.
•	$54 of the cumulative charge is for losses realized on the disposal of real estate and equipment at 17 owned facilities and the disposal of equipment at a number of leased facilities. The loss is primarily related to the exit of Branded Apparel manufacturing facilities in the United States, Mexico and Europe plus three domestic meat processing plants. All of the owned facilities and equipment have been sold.
•	$19 of the cumulative charge resulted from the decision to terminate product licensing agreements and exit related manufacturing operations. All of the inventory has been disposed.
•	$10 of the cumulative charge relates to moving and other related expenses for employees affected by the Business Reshaping program. The corporation recognized these expenses in the period the related service was rendered by third-party suppliers. Cash was expended to pay vendors in essentially the same period as the expense was recognized.

The following table summarizes the charges taken for approved exit activities under the Business Reshaping program and the re -

Sara Lee Corporation and Subsidiaries     67

Notes to Financial Statements

Dollars in millions except per share data

lated status as of July 3, 2004. All actions included in this program have been completed. Any accrued amounts remaining as of the end of 2004 represent those cash expenditures necessary to satisfy remaining obligations.

In millions	Cumulative Exit Costs Recognized	Actual Loss on Asset Disposal	Cash Payments	Accrued Exit Costs as of July 3, 2004
Employee termination and other benefits	$196	$–	$(185)	$11
Other exit costs – includes noncancelable lease and other contractual obligations	54	–	(47)	7
Losses on disposals of property and equipment and other related costs	54	(54)	–	–
Losses on disposal of inventories	19	(19)	–	–
Moving and other related costs	10	–	(10)	–

Total exit costs	$333	$(73)	$(242)	$18

The completion of the remainder of the Business Reshaping program is expected to require the use of $18 in cash, which will be funded from internal sources.

Other Restructuring Actions  During 2004, adjustments were made to certain accrued obligations that had been recorded for foreign employees who had been previously terminated. As a result of better than expected settlements reached with foreign governments, the corporation’s funding obligations for the severance benefits owed to these employees was less than originally anticipated. As a result, the related accrued obligations were eliminated. This adjustment resulted in an increase of $5 to income before income taxes and is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. The adjustment increased the operating results of the corporation’s business segments as follows: Beverage – $4 and Household Products – $1.

Business Dispositions  During 2004, a net $9 credit was recognized on actions approved by management to dispose of certain businesses. The most significant of these is a $13 gain recognized on the disposal of an equity method ownership position in Johnsonville Foods that was completed for an amount more favorable than originally estimated. Offsetting this gain is a net $4 charge, primarily related to the disposal of an Italian hosiery business. This net credit is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and impacted the operating results of the corporation’s business segments as follows: Sara Lee Meats – a credit of $13; and Branded Apparel – a charge of $4. The total cash proceeds from business dispositions was $137 in 2004, primarily from the sale of the corporation’s equity method investment in Johnsonville Foods, and $23 in 2002.

During 2003 and 2002, the corporation completed the disposition of 18 businesses targeted for disposal under the previously announced Business Reshaping program. The completion of these actions resulted in certain adjustments to previously accrued amounts for the estimated losses expected on these disposals. In 2003, a $4 credit was recorded that increased the operating results of the Branded Apparel segment. In 2002, a $5 charge was recorded that impacted the operating results of the corporation’s business segments as follows: Sara Lee Bakery – a charge of $1; Beverage – a credit of $2; and Branded Apparel – a charge of $6. Each of these amounts was recorded in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statements of Income.

Note 17 – Acquisitions

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

Earthgrains manufactures fresh packaged bread and refrigerated dough in the United States and Europe, and delivers these products through direct-store and warehouse delivery systems. The Earthgrains acquisition provides growth opportunities for the corporation’s existing domestic bakery operations. These growth opportunities are anticipated to come from a number of sources, including the introduction of the Sara Lee brand into fresh bread and refrigerated dough products, and the delivery of other products of the corporation through the Earthgrains distribution system. In Europe, Earthgrains provides the corporation with established posi -

68     Sara Lee Corporation and Subsidiaries

tions for future growth in both Spain and France. The opportunities to leverage the Sara Lee brand name, the synergies from combining the existing bakery operations of the corporation with those of Earthgrains and the growth prospects for the Earthgrains base business were key factors associated with the determination of the purchase price and related goodwill.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

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

Goodwill of $1,710 was recognized in connection with the Earthgrains acquisition, and the entire amount relates to the Sara Lee Bakery segment. None of this goodwill is expected to be deductible for tax purposes.

Other 2002 Business Acquisitions  In 2002, the corporation completed other acquisitions for a total cash cost of $101, which primarily consisted of:

•	Trail’s Best, a domestic manufacturer of beef jerky and similar meat snacks
•	Café Prima, a coffee manufacturer and distributor located in Poland
•	The corporation also acquired a small investment in a distributor of body care and shoe care products located in India, as well as a cost method investment in a material sourcing company.

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

Unaudited Pro Forma Disclosures  The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2002 acquisitions had been completed as of the beginning of 2001. The unaudited pro forma data gives effect to actual operating results prior to the acquisition date. In determining the unaudited pro forma amounts, income taxes, interest expense, and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combination.

2002
Net sales	$17,939
Net income	1,013
Earnings per share from continuing operations
Basic	$1.28
Diluted	1.24

Note 18 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

Measurement Date and Assumptions  A March 31 measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans.

Sara Lee Corporation and Subsidiaries     69

Notes to Financial Statements

Dollars in millions except per share data

The weighted-average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 3, 2004 were:

	2004	2003	2002
Net periodic benefit cost
Discount rate	5.4%	6.0%	6.1%
Long-term rate of return on plan assets	7.2	7.6	8.0
Rate of compensation increase	5.0	5.0	4.9
Plan obligations
Discount rate	5.5%	5.4%	6.0%
Rate of compensation increase	4.4	5.0	5.0

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of the pension obligations. Salary increase assumptions are based upon historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Similar assumptions are used for the corporation’s U.S. and foreign plans.

Net Periodic Benefit Cost and Funded Status  The components of the net periodic benefit cost were:

	2004	2003	2002
Components of defined benefit net periodic benefit cost
Service cost	$136	$106	$95
Interest cost	238	217	190
Expected return on assets	(203)	(228)	(222)
Amortization of
Net initial liability	5	1	–
Prior service cost	5	8	9
Net actuarial loss	124	34	13

Net periodic benefit cost	$305	$138	$85

The increase in pension expense in 2004 and 2003 was primarily due to lower than anticipated returns on plan assets in prior years, lower discount rates used to determine annual service cost and plan obligations and the strengthening of foreign currencies versus the U.S. dollar.

The funded status of defined benefit pension plans at the respective year ends was as follows:

	2004	2003	2002
Projected benefit obligation
Beginning of year	$4,363	$3,513	$2,957
Service cost	136	106	95
Interest cost	238	217	190
Plan amendments	(2)	(32)	3
Acquisitions/dispositions	–	(6)	157
Benefits paid	(209)	(176)	(168)
Participant contributions	6	3	1
Actuarial loss	355	443	73
Curtailment	4	–	–
Foreign exchange	204	295	205

End of year	$5,095	$4,363	$3,513

Fair value of plan assets
Beginning of year	$2,791	$2,957	$2,701
Actual return on plan assets	612	(335)	60
Employer contributions	112	124	81
Participant contributions	6	3	1
Benefits paid	(209)	(176)	(168)
Acquisitions/dispositions	–	12	89
Foreign exchange	246	206	193

End of year	$3,558	$2,791	$2,957

Funded status	$(1,537)	$(1,572)	$(556)
Unrecognized
Prior service cost	24	20	55
Net actuarial loss	1,341	1,622	591
Net initial liability (asset)	2	5	6

(Liability) prepaid benefit cost recognized	$(170)	$75	$96

Amounts recognized on the Consolidated Balance Sheets
Noncurrent asset	$34	$39	$35
Current liability	(236)	–	–
Noncurrent liability	(870)	(1,178)	(220)
Accumulated other comprehensive income	902	1,214	281

(Liability) prepaid benefit cost recognized	$(170)	$75	$96

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2004, 2003 and 2002 were $4,742, $4,051 and $3,248, respectively. The projected benefit

70     Sara Lee Corporation and Subsidiaries

obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2004	2003	2002
Projected benefit obligation	$4,726	$4,056	$2,497
Accumulated benefit obligation	4,399	3,767	2,322
Fair value of plan assets	3,192	2,487	1,922

Plan Assets, Expected Benefit Payments and Funding  The allocation of pension plan assets as of the respective year end measurement dates is as follows:

	2004	2003	2002
Asset category
Equity securities	44%	47%	55%
Debt securities	49	45	39
Real estate	3	3	3
Other	4	5	3

	100%	100%	100%

The investment objectives for the pension plan assets (the Fund) are designed to generate returns that will enable the Fund to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan participants and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment. This strategy balances the requirements to generate returns, using higher-returning assets such as equity securities with the need to control risk in the Fund with less volatile assets, such as fixed-income securities. Risks include, among others, the likelihood of the plans becoming underfunded, thereby increasing their dependence on contributions from the corporation. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. In the U.S., assets are primarily invested in broadly diversified passive vehicles.

Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed-income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50 percent of members elected by employees and retirees. This can result in slight differences compared to the strategies described above.

Pension assets at the 2004 and 2003 measurement dates do not include any direct investment in the corporation’s debt or equity securities. At the 2002 measurement date, pension assets included a direct investment in the corporation’s equity securities that constituted 2% of the fair value of plan assets.

Substantially all pension benefit payments are made from assets of the pension plans. Using foreign exchange rates as of July 3, 2004 and expected future service, it is anticipated that the future benefit payments will be as follows: $204 in 2005; $208 in 2006; $219 in 2007; $231 in 2008; $245 in 2009 and $1,425 from 2010 to 2014.

The corporation makes periodic cash contributions to its defined benefit plans. The level of these contributions is within minimum required and maximum allowable government prescribed levels for the jurisdictions in which the corporation operates. In fiscal 2005, the corporation expects to contribute $236 of cash to these plans.

Multiemployer Plans  The corporation participates in multiemployer plans that provide defined benefits to certain employees covered by collective-bargaining agreements. Such plans are usually administered by a board of trustees comprised of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $49 in both 2004 and 2003, and $40 in 2002. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependant on a number of factors including the funded status of the plans, and the ability of the other participating companies to meet ongoing funding obligations.

Note 19 – Postretirement Health-Care and Life-Insurance Plans

The corporation provides health-care and life-insurance benefits to certain retired employees and their covered dependents and beneficiaries. Generally, employees who have attained age 55 and have rendered 10 or more years of service are eligible for these postretirement benefits. Certain retirees are required to contribute to plans in order to maintain coverage.

Measurement Date and Assumptions  A March 31 measurement date is utilized to value plan assets and obligations for the corporation’s postretirement health-care and life-insurance plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 3, 2004, were:

	2004	2003	2002
Net periodic benefit cost
Discount rate	5.5%	6.4%	6.5%
Plan obligations
Discount rate	5.5%	5.5%	6.4%
Health-care cost trend assumed for the next year	9%	10%	11%
Rate to which the cost trend is assumed to decline	6.5%	6.5%	6.5%
Year that rate reaches the ultimate trend rate	2008	2008	2008

Sara Lee Corporation and Subsidiaries     71

Notes to Financial Statements

Dollars in millions except per share data

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating. Assumed health-care trend rates are based on historical experience and management’s expectations of future cost increases. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest components	$8	$(6)
Effect on postretirement benefit obligation	60	(49)

Net Periodic Benefit Cost and Funded Status  The components of the net periodic benefit cost were:

	2004	2003	2002
Components of defined benefit net periodic cost
Service cost	$17	$13	$13
Interest cost	28	28	29
Net amortization and deferral	(6)	(6)	(1)

Net periodic benefit cost	$39	$35	$41

In 2004, the corporation recognized a curtailment gain of $7 as a result of actions to reduce future benefit payments.

The funded status of postretirement health-care and life-insurance plans at the respective year ends were:

	2004	2003	2002
Accumulated postretirement benefit obligation
Beginning of year	$535	$499	$180
Service cost	17	13	13
Interest cost	28	28	29
Net benefit paid	(26)	(25)	(25)
Actuarial loss (gain)	(15)	109	24
Acquisitions/dispositions	–	(3)	272
Curtailment	(3)	–	–
Plan amendments	(22)	(94)	–
Foreign exchange	4	8	6

End of year	$518	$535	$499

Fair value of plan assets	$1	$1	$2

Funded status	$(517)	$(534)	$(497)
Unrecognized
Prior service cost	(94)	(89)	–
Net actuarial loss (gain)	76	100	(5)
Net initial asset	(11)	(12)	(13)

Net accrued benefit liability recognized on the Consolidated Balance Sheets	$(546)	$(535)	$(515)

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act was signed into law. This law provides for a federal subsidy to sponsors of retiree health-care benefits that provide a benefit that is at least actuarially equivalent to the benefit established by the law. The federal subsidy included in the law results in a $37 reduction in the accumulated postretirement benefit obligation. This reduction is reflected as an actuarial gain in the above table. In fiscal 2005, the net periodic benefit cost for the postretirement health-care plans will be reduced by $5 as a result of the recognition of this gain. Actuarial equivalence was determined by a consulting actuary. If the expected amount that the plan will pay exceeds the expected amount that the government will pay under Medicare Part D, then the plan is considered actuarially equivalent.

Expected Benefit Payments and Funding  Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at July 3, 2004, and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $27 in 2005; $27 in 2006; $26 in 2007; $27 in 2008; $28 in 2009 and $158 from 2010 to 2014.

Note 20 – Intangible Assets and Goodwill

Intangible Assets  The primary components of the corporation’s intangible assets and the related amortization expense are as follows:

	Gross	Accumulated Amortization	Net Book Value
2004
Intangible assets subject to amortization
Trademarks and brand names	$1,582	$467	$1,115
Customer relationships	375	78	297
Computer software	292	122	170
Other contractual agreements	23	10	13

	$2,272	$677	1,595

Trademarks and brand names not subject to amortization			429

Net book value of intangible assets			$2,024

	Gross	Accumulated Amortization	Net Book Value
2003
Intangible assets subject to amortization
Trademarks and brand names	$1,203	$301	$902
Customer relationships	374	51	323
Computer software	231	70	161
Other contractual agreements	22	7	15

	$1,830	$429	1,401

Trademarks and brand names not subject to amortization			709

Net book value of intangible assets			$2,110

72     Sara Lee Corporation and Subsidiaries

	Gross	Accumulated Amortization	Net Book Value
2002
Intangible assets subject to amortization
Trademarks and brand names	$1,146	$215	$931
Customer relationships	374	24	350
Computer software	173	47	126
Other contractual agreements	9	3	6

	$1,702	$289	1,413

Trademarks and brand names not subject to amortization			693

Net book value of intangible assets			$2,106

The amortization expense for intangible assets subject to amortization was $173 in 2004, $142 in 2003 and $111 in 2002. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates is as follows: $174 in 2005, $159 in 2006, $144 in 2007, $125 in 2008 and $114 in 2009.

During 2004, the corporation recognized a $15 charge in selling, general and administrative expenses for the impairment of certain trademarks. Of this total, $8 relates to a domestic apparel trademark, $5 was related to trademarks associated with Household Products brands in Europe and $2 is related to Beverage brands in the U.S. and Greece. As a result of the annual impairment review, the corporation also concluded that certain trademarks had lives that were no longer indefinite. As a result of this change, trademarks with a net book value of $279 were moved from the indefinite lived category and amortization was initiated.

Goodwill  The goodwill associated with each business segment and the changes in those amounts during the period are as follows:

	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Branded Apparel	Total
Net book value at July 1, 2001	$238	$–	$367	$454	$470	$1,529
Business acquisitions	12	1,710	48	3	–	1,773
Foreign exchange / other	2	–	(14)	40	(16)	12

Net book value at June 29, 2002	252	1,710	401	497	454	3,314
Foreign exchange / other	13	–	7	49	4	73

Net book value at June 28, 2003	265	1,710	408	546	458	3,387
Foreign exchange / other	4	–	1	20	2	27

Net book value at July 3, 2004	$269	$1,710	$409	$566	$460	$3,414

In 2004 and 2003, the goodwill balances were not impacted by business acquisitions.

Note 21 – Income Taxes

The provisions for income taxes computed by applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were:

	2004	2003	2002
Income before provision for income taxes
United States	10.7%	17.4%	19.2%
Foreign	89.3	82.6	80.8

	100.0%	100.0%	100.0%

Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Foreign taxes less than U.S. statutory rate	(10.2)	(9.5)	(10.4)
Contingent sale proceeds	(2.7)	—	—
Intangible amortization	5.3	(4.1)	(1.0)
Benefit of foreign tax credits	(1.0)	(0.9)	(6.3)
Tax carry (back) forward	(2.6)	(2.8)	—
Finalization of tax reviews and audits	(13.4)	—	(7.6)
Tax on remittance of foreign earnings	9.1	—	3.6
Other, net	(2.0)	—	1.4

Taxes at effective worldwide tax rates	17.5%	17.7%	14.7%

Sara Lee Corporation and Subsidiaries     73

Notes to Financial Statements

Dollars in millions except per share data

Current and deferred tax provisions (benefits) were:

	2004		2003		2002
	Current	Deferred	Current	Deferred	Current	Deferred
United States	$(164)	$33	$154	$(149)	$82	$(150)
Foreign	296	97	111	133	150	85
State	11	(3)	(12)	26	22	(14)

	$143	$127	$253	$10	$254	$(79)

The components of the deferred tax provisions (benefits) occurring as a result of transactions being reported in different years for financial and tax reporting were:

	2004	2003	2002
Depreciation	$(5)	$56	$(27)
Inventory valuation methods	(10)	1	7
Nondeductible reserves	182	(18)	(47)
Intangibles	20	137	(25)
Employee benefits	(121)	(127)	39
Other, net	61	(39)	(26)

	$127	$10	$(79)

Cash payments for income taxes	$184	$265	$266

The deferred tax (assets) liabilities at the respective year ends were as follows:

	2004	2003	2002
Deferred tax (assets) liabilities
Reserves not deductible until paid	$(305)	$(455)	$(437)
Intangibles	682	662	525
Minimum pension liability	(316)	(425)	(98)
Net operating loss and other tax carryforwards	(228)	(170)	(129)
Property, plant and equipment	128	112	56
Employee benefits	(428)	(307)	(181)
Other	62	(58)	(60)

Net deferred tax (assets)	$(405)	$(641)	$(324)

At July 3, 2004, applicable U.S. federal income taxes and foreign withholding taxes have not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $660 would have been recognized in the Consolidated Financial Statements.

The corporation has ongoing audits in the United States and a number of international jurisdictions. The United States federal income tax returns filed by the corporation through July 1, 2000 have been examined and closed by the Internal Revenue Service.

74     Sara Lee Corporation and Subsidiaries

Note 22 – Business Segment Information

The corporation’s business segments are described in the Company Overview on pages 18 through 21 and in the Financial Review beginning on page 26. The corporation’s business segment previously referred to as Intimates and Underwear has been renamed Branded Apparel to better reflect the range of products offered by these businesses.

	2004	2003	2002
Sales[1,2]
Sara Lee Meats	$4,171	$3,746	$3,704
Sara Lee Bakery	3,415	3,276	2,976
Beverage	3,157	2,756	2,539
Household Products	2,381	2,118	1,962
Branded Apparel	6,449	6,399	6,455

	19,573	18,295	17,636
Intersegment	(7)	(4)	(8)

Total	$19,566	$18,291	$17,628

Operating Segment Income
Sara Lee Meats	$415[3]	$375[4]	$323[5]
Sara Lee Bakery	156[3]	98[4]	97[5]
Beverage	492[3]	429[4]	416[5]
Household Products	414	369	339
Branded Apparel	549[3]	763[4]	596[5]

Total operating segment income	2,026	2,034	1,771

Amortization of trademarks and other intangibles	(108)[3]	(104)[4]	(77)
General corporate expenses	(314)[3]	(248)	(301)
Contingent sale proceeds	119	–	–

Total operating income	1,723	1,682	1,393
Net interest expense	(181)	(198)	(208)

Income before income taxes	$1,542	$1,484	$1,185

	2004	2003	2002
Assets
Sara Lee Meats	$2,066	$2,092	$2,027
Sara Lee Bakery	3,877	3,984	4,020
Beverage	2,016	2,174	1,744
Household Products	2,124	2,255	1,870
Branded Apparel	5,021	4,563	3,937

	15,104	15,068	13,598
Other[6,7]	(221)	382	96

Total assets	$14,883	$15,450	$13,694

Depreciation
Sara Lee Meats	$111	$105	$95
Sara Lee Bakery	155	145	108
Beverage	109	98	80
Household Products	41	34	30
Branded Apparel	135	140	145

	551	522	458
Other	10	10	13

Total depreciation	$561	$532	$471

Additions to Long-Lived Assets
Sara Lee Meats	$125	$143	$228
Sara Lee Bakery	75	119	3,521
Beverage	174	193	266
Household Products	57	45	55
Branded Apparel	95	208	113

	526	708	4,183
Other	7	44	28

Total additions to long-lived assets	$533	$752	$4,211

[1]	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
[2]	Revenues from one customer represent approximately $2.3 billion, $2.1 billion and $1.8 billion of the corporation’s consolidated revenues in 2004, 2003 and 2002, respectively. All of the corporation’s business segments sell to this customer.
[3]	Includes amounts recognized for exit activities and business dispositions in the 2004 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $3; Sara Lee Bakery – a charge of $19; Beverage – a credit of $2; Branded Apparel – a charge of $35; Corporate Office – a charge of $4; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $1.
[4]	Includes amounts recognized for exit activities and business dispositions reported in the 2003 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $6; Sara Lee Bakery – a charge of $27; Beverage – a charge of $1; Branded Apparel – a credit of $26; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $6.
[5]	Includes amounts recognized for exit activities and business dispositions reported in the 2002 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a charge of $33; Sara Lee Bakery – a charge of $50; Beverage – a charge of $7; and Branded Apparel – a charge of $80.
[6]	Principally cash and equivalents, certain fixed assets, deferred tax assets and certain other noncurrent assets.
[7]	Includes net assets of businesses held for sale of $1 in 2003 and $7 in 2002.

Sara Lee Corporation and Subsidiaries     75

Notes to Financial Statements

Dollars in millions except per share data

Note 23 – Geographic Area Information

	United States	France	Netherlands	Other	Total
2004
Sales	$10,934	$1,584	$1,326	$5,722	$19,566
Long-lived assets	5,841	489	532	1,865	8,727

2003
Sales	$10,662	$1,246	$1,139	$5,244	$18,291
Long-lived assets	6,088	480	969	1,324	8,861

2002
Sales	$10,768	$1,172	$933	$4,755	$17,628
Long-lived assets	6,053	434	852	1,270	8,609

Note 24 – Subsequent Event

In July 2004, the corporation received a payment of 95 million euros as the contingencies had passed related to the 2005 annual contingent payment from the sale of the corporation’s cut tobacco business. Based upon exchange rates in effect on the date of receipt, the payment was equivalent to $117 and will be recognized in the first quarter of 2005. Further details regarding these contingent payments from the sale of the corporation’s cut tobacco business are contained in Note 13 to the Consolidated Financial Statements titled “Contingencies.”

Note 25 – Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
2004
Net sales	$4,666	$5,017	$4,745	$5,138
Gross profit	1,798	1,947	1,857	1,947
Net income[1]	230	312	376	354
Per common share
Net income – basic[2]	.29	.39	.47	.45
Net income – diluted[3]	.29	.39	.47	.44
Cash dividends declared	.1875	.1875	.1875	.1875
Market price – high	19.90	21.49	22.78	23.75
– low	18.22	18.28	20.17	21.54
– close	18.86	20.96	21.61	23.17

2003
Net sales	$4,534	$4,776	$4,350	$4,631
Gross profit	1,782	1,902	1,746	1,809
Net income[4]	308	348	269	296
Per common share
Net income – basic[5]	.39	.44	.34	.38
Net income – diluted[6]	.38	.42	.33	.37
Cash dividends declared	.150	.155	.155	.155
Market price – high	20.97	23.84	23.13	20.02
– low	16.15	18.02	18.19	16.25
– close	18.64	22.15	18.69	18.44

The amounts above include the impact of the following exit activities and business dispositions. The impact of exit activities and business dispositions shown as negative amounts are charges and positive amounts are income.

		First	Second	Third	Fourth
	2004
[1]	Income (charges) for exit activities and business dispositions	$(5)	$(1)	$(6)	$(24)
[2]	Impact of exit activities and business dispositions – basic	–	–	(0.01)	(0.03)
[3]	Impact of exit activities and business dispositions – diluted	–	–	(0.01)	(0.03)

		First	Second	Third	Fourth
	2003
[4]	Income (charges) for exit activities and business dispositions	$7	$4	$1	$(9)
[5]	Impact of exit activities and business dispositions – basic	0.01	–	–	(0.01)
[6]	Impact of exit activities and business dispositions – diluted	0.01	–	–	(0.01)

76     Sara Lee Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders,

Sara Lee Corporation:

In our opinion, the accompanying consolidated balance sheets as of July 3, 2004, June 28, 2003 and June 29, 2002 and the related consolidated statements of income, common stockholders’ equity and cash flows for the years then ended present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries as of July 3, 2004, June 28, 2003 and June 29, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.”

As disclosed in Note 7 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Chicago, Illinois

August 3, 2004

Management’s Report

The management of Sara Lee Corporation has prepared the accompanying consolidated financial statements and is responsible for their content and other information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts that are based upon management’s best estimates and judgments.

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

/s/ C. STEVEN MCMILLAN	/s/ L.M. (THEO) DE KOOL
C. Steven McMillan Chairman and Chief Executive Officer	L.M. (Theo) de Kool Executive Vice President and Chief Financial Officer

Sara Lee Corporation and Subsidiaries     77