Form 10-K, Exhibit 13
period 2005-07-02
LEE SARA CORP
filed 2005-09-02
CIK 23666

Exhibit 13

Financial Summary

Dollars in millions, except per share data	July 2, 2005[1]	July 3, 2004[2,3]	June 28, 2003[4]	June 29, 2002[5]	June 30, 2001[6]
Results of Operations
Continuing operations
Net sales	$19,254	$19,119	$17,888	$17,216	$16,198
Operating income[7]	1,120	1,670	1,634	1,349	1,979
Income before income taxes	934	1,487	1,434	1,139	1,795
Income	731	1,239	1,187	979	1,565
Effective tax rate	21.7%	16.7%	17.2%	14.0%	12.8%
Income per share of common stock
Basic	$0.93	$1.57	$1.51	$1.23	$1.90
Diluted	0.92	1.55	1.46	1.19	1.83
(Loss) income from discontinued operations	(12)	33	34	31	701
Net income	719	1,272	1,221	1,010	2,266
Net income per share of common stock
Basic	0.91	1.61	1.55	1.27	2.75
Diluted	0.90	1.59	1.50	1.23	2.65
Financial Position
Total assets	$14,412	$14,879	$15,496	$13,692	$10,138
Total debt	4,754	5,325	6,301	5,544	3,261
Cash flow to balance sheet debt[8]	27.6%	37.1%	28.7%	30.7%	45.4%
Adjusted cash flow to total debt[9]	35.4%	38.9%	29.5%	28.2%	49.4%
Per Common Share
Dividends	$0.78	$0.75	$0.615	$0.595	$0.57
Book value at year-end	3.74	3.76	2.68	2.27	1.43
Market value at year-end	19.65	23.17	18.44	20.64	18.94
Shares used in the determination of net income per share
Basic (in millions)	789	788	781	785	819
Diluted (in millions)	796	798	812	818	854
Other Information
Continuing operations
Net cash flow from operating activities	$1,314	$1,973	$1,807	$1,701	$1,481
Depreciation	563	554	525	464	386
Media advertising expense	446	421	458	404	378
Total advertising and promotion expense	890	887	922	820	902
Capital expenditures	538	530	746	669	532
Common stockholders of record	87,000	91,000	95,000	74,000	78,000
Number of employees	137,000	144,000	140,000	149,000	136,000

[1]	In 2005, amounts recognized for exit activities, business dispositions and impairment charges decreased income from continuing operations before income taxes and income from continuing operations by $458 and $365, respectively.

[2]	53-week year.

[3]	In 2004, amounts recognized for exit activities and business dispositions decreased income from continuing operations before income taxes and income from continuing operations by $54 and $36, respectively.

[4]	In 2003, amounts recognized for exit activities and business dispositions decreased income from continuing operations before income taxes by $2 and increased income from continuing operations by $3.

[5]	In 2002, amounts recognized for exit activities and business dispositions decreased income from continuing operations before income taxes and income from continuing operations by $170 and $101, respectively.

[6]	In 2001, the gain on the disposal of Coach of $967, net of the charges for exit activities and business dispositions of $554, had the following impacts on continuing operations – income before income taxes and income increased $413 and $467, respectively. Including the after-tax gain on the sale of PYA/Monarch of $638, recorded as discontinued operations, and the previous items, net income increased $1,105.

[7]	Operating income is reconciled between the income from each of the corporation’s business segments to income before income taxes in Note 24 to the Consolidated Financial Statements titled “Business Segment Information.”

[8]	Net cash from operating activities as a percentage of balance sheet debt.

[9]	Net cash from operating activities, excluding the impact of working capital changes and adjusted for assumed depreciation on leased assets, as a percentage of balance sheet debt and imputed lease liabilities. Details of this computation are included in the Financial Review.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

Sara Lee Corporation and Subsidiaries 1

Financial Review

This Financial Review discusses the corporation’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. The results of the corporation’s Direct Selling business are reported as a discontinued operation in fiscal 2005 and all prior years. Unless otherwise noted, the discussion below focuses on the continuing operations of the business.

This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this Annual Report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2005 and 2003 were 52-week years, while fiscal 2004 was a 53-week year. All reported results for fiscal year 2004, unless otherwise indicated, include the impact of the additional week. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•	Overview

•	Description of the Business Segments

•	Business Transformation Plan

•	Review of Consolidated Results of Operations – 2005 Compared With 2004

•	Operating Results by Business Segment – 2005 Compared With 2004

•	Review of Consolidated Results of Operations – 2004 Compared With 2003

•	Operating Results by Business Segment – 2004 Compared With 2003

•	Financial Condition

•	Liquidity

•	Risk Management

•	Significant Accounting Policies and Critical Estimates

•	Issued But Not Yet Effective Accounting Standards

•	Forward-Looking Information

Overview

2005 During 2005, net sales increased by 0.7%, reflecting the benefit from favorable foreign currency rates and the consolidation of a joint venture upon the adoption of FASB Interpretation Number (FIN) 46 during 2004. Partially offsetting these increases were the negative impact of one less week in 2005 than in 2004 and the disposition of certain businesses after the start of 2004. The strengthening of foreign currencies versus the U.S. dollar increased sales by 2.7%, while the impact of one less week in 2005 reduced sales by 1.9%. The net impact of the business dispositions and the consolidation of the joint venture was a reduction in sales of 0.2%.

Operating income for the corporation in 2005 decreased by $550 million, or 32.9%, and was composed of the following:

•	The gross margin declined by $282 million, as a 1.7% decline in the gross margin percentage more than offset the increase in the gross margin resulting from increased sales. The gross margin percentage declined in each business segment except Sara Lee Bakery, primarily due to increased raw material costs in all segments.

•	Selling, general and administrative (SG&A) expenses in 2005 were $129 million lower than in the comparable period of the prior year. This decline was due to several factors including a $61 million reduction in the net periodic benefit cost of pension and postretirement medical plans; the favorable resolution of a $20 million withholding tax obligation that was established in 2004; lower annual bonus costs; and a lower cost structure resulting from exit activities initiated in 2004. Total advertising and promotion costs of $890 million were $3 million greater than in 2004.

•	In 2005, the corporation recognized a $350 million charge for the impairment of property and intangible assets. In addition, charges for exit and business disposition activities in 2005 and 2004 were $93 million and $48 million, respectively. In total, charges for impairments, exit costs and business dispositions in 2005 were $395 million in excess of 2004 levels.

•	Contingent sale proceeds of $117 million associated with the prior sale of a business were received in 2005, which was $2 million less than was received in 2004.

Income from continuing operations before income taxes in 2005 decreased by $553 million, primarily due to the decrease in operating income and a $3 million increase in net interest expense.

Income tax expense from continuing operations decreased by $45 million in 2005, primarily from the following factors:

•	Income from continuing operations before income taxes decreased by $553 million in 2005.

•	The corporation recognized a $365 million tax charge related to the repatriation of the income of foreign subsidiaries to the U.S.

•	Certain tax reviews were finalized for $348 million less than originally anticipated.

•	The impairment charge recognized in 2005 included $182 million of goodwill upon which no tax benefit was recognized.

Income from discontinued operations declined by $45 million as a result of the recognition of a $50 million tax charge. The increase in the tax expense of the discontinued Direct Selling business was to recognize the tax obligation associated with the accumulated earnings of this business which are outside the U.S., and no longer considered permanently invested.

Net income in 2005 decreased by $553 million, or 43.5%, and diluted earnings per share in 2005 decreased by $0.69, or 43.4%. The following table sets out the significant items that impacted the results of the corporation in 2005 and 2004.

2 Sara Lee Corporation and Subsidiaries

Impact of Significant Items on Income From Continuing Operations and Net Income

	52 Weeks Ended July 2, 2005				53 Weeks Ended July 3, 2004
In millions, except per share data	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]	Pretax Impact	Tax	Net Income	Diluted EPS Impact[1]
Income from continuing operations	$934	$(203)	$731	$0.92	$1,487	$(248)	$1,239	$1.55

Net income			$719	$0.90			$1,272	$1.59

Significant items affecting comparability of income from continuing operations and net income
Impairment charges	$(350)	$59	$(291)	$(0.37)	$—	$—	$—	$—
Exit activities and business dispositions
Charges for exit activities	(119)	41	(78)	(0.10)	(57)	20	(37)	(0.04)
Income from business disposition activity	26	(9)	17	0.02	9	(4)	5	0.01
Transformation charges in cost of sales and SG&A	(43)	12	(31)	(0.04)	(6)	2	(4)	(0.01)
Bakery curtailment gain	28	(10)	18	0.02	—	—	—	—
Impact of 53rd week[2]	—	—	—	—	48	(17)	31	0.04

Impact of significant items on continuing operations before income taxes	(458)	93	(365)	(0.47)	(6)	1	(5)	—

Significant tax matters affecting comparability
Finalization of certain tax reviews	—	348	348	0.44	—	207	207	0.26
Tax on remittance of foreign earnings	—	(365)	(365)	(0.46)	—	(140)	(140)	(0.18)
Netherlands tax rate change	—	24	24	0.03	—	—	—	—
Deferred taxes provided on earnings of foreign subsidiaries	—	(30)	(30)	(0.04)	—	—	—	—

Impact of significant items on income from continuing operations	(458)	70	(388)	(0.49)	(6)	68	62	0.08

Deferred taxes provided on earnings of Direct Selling business reported as a discontinued operation	—	(50)	(50)	(0.06)	—	—	—	—

Impact of significant items on net income	$(458)	$20	$(438)	$(0.55)	$(6)	$68	$62	$0.08

[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

[2]	Tax effect on the impact of the 53rd week is assumed at 35%.

Cash Flow The corporation’s cash flow from operations decreased from $2,042 million in 2004 to $1,350 million in 2005, a decline of 33.9%. This decline was primarily related to lower profitability, higher cash utilization for working capital purposes and funding of employee benefit obligations.

The corporation used cash on hand and borrowings of short- and long-term indebtedness to repay $1,033 million of long-term debt, repurchase $396 million of common stock and pay $464 million of dividends. The corporation issued $339 million of long-term debt and $178 million of net short-term debt to help fund the debt repayment. Further information and details regarding the performance of the corporation and its business segments follows.

Description of the Business Segments

The corporation’s worldwide operations are managed in five business segments. The following is a description of each segment:

•

Sara Lee Meats sells a variety of meat products, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks, and cooked and dry hams. The primary raw materials for these meat products include pork, turkey, beef and chicken, which are purchased almost entirely from independent farmers and vendors. The corporation does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based on supply and demand in the marketplace. Sara Lee Meats sells its products primarily in the U.S., western and central Europe and Mexico; 67% of the segment’s 2005 sales were generated in U.S. dollars, 28% in euros and 5% in Mexican pesos. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to foodservice distributors and large operators. Sales are generally transacted through Sara Lee’s own sales force and outside brokers. The top 20 customers of the Sara Lee Meats business represent approximately 54% of the segment’s sales. The major brands under which Sara Lee Meats sells its products include Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee,

Sara Lee Corporation and Subsidiaries 3

Bryan, State Fair, Kahn’s and Best’s Kosher in the U.S.; Nobre, Aoste, Stegeman, Justin Bridou and Cochonou in Europe; and Kir, Zwan and Duby in Mexico. Seasonality in the Sara Lee Meats segment is balanced by the diverse offering of products that tend to offset seasonal changes in demand. For example, sales of hot dogs and lunchmeat increase during the summer months, and ham and breakfast sausage sales increase during the winter holiday periods. The meats business is highly competitive, with an emphasis on product quality, innovation and price. New product innovations are a key component to success. The Sara Lee Meats segment competes with other international, national, regional and local companies in each of the product groups. The U.S. meats business is regulated by the U.S. Department of Agriculture, whose focus is on the quality, sanitation and safety of meat products. Sara Lee’s meat businesses in Europe and Mexico are regulated by local authorities in a similar fashion.

•	Sara Lee Bakery produces a wide variety of fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes and other desserts. The primary raw materials include wheat flour, sugar, corn syrup, butter, fruit, eggs and cooking oils, which are purchased from independent suppliers. The Sara Lee Bakery segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. The Sara Lee Bakery sells its products primarily in the U.S., western and central Europe and Australia; 76% of the segment’s 2005 sales were generated in U.S. dollars, 20% in euros and 3% in Australian dollars. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to foodservice distributors, restaurants and other institutions. Sales are generally made through Sara Lee’s sales force and independent wholesalers. The Sara Lee Bakery Group offers delivery directly to retail customer stores and warehouses through its direct store delivery system, which maintains approximately 5,500 delivery routes. The top 20 customers of the Sara Lee Bakery business represent approximately 51% of the segment’s sales. The major brands under which Sara Lee Bakery sells its products include Sara Lee, Earth Grains, Grant’s Farm, Colonial, Rainbo, Holsum, IronKids, Mother’s, Sunbeam, Healthy Choice, Roman Meal and Chef Pierre in the U.S.; Bimbo, Ortiz and CroustiPate in Europe; and Sara Lee, Bon Gateaux and Universal Foods in Australia. Certain of the brands are used under licensing arrangements. Sales of products sold under these licensing arrangements represent less than 7% of total Sara Lee Bakery sales. Seasonality in the Sara Lee Bakery segment is balanced by the diverse offering of products that tend to offset the seasonal changes in demand. For example, sales of buns increase in the warm summer months, and sales of dough products, specialty cakes and pies increase for the winter holiday season. The bakery business is highly competitive, with an emphasis on product quality, innovation and value. New product innovations drive growth in this segment. The Sara Lee Bakery segment competes with other international, national, regional and local companies in each of the product groups. The bakery business is subject to the regulations of the Food and Drug Administration in the U.S. and by similar authorities in foreign countries.

•	The Beverage segment produces coffee and tea products that are sold in major markets around the world, including the U.S., Europe, Australia and Brazil. The significant cost item in the production of coffee products is the price of green coffee beans, which are purchased from farmers and coffee bean vendors in various countries in the world. The price of green coffee fluctuates based upon supply and demand, weather, the political climate in the producing nations, unilateral pricing policies of various nations and speculation in the commodities markets. Fifty percent of the segment’s 2005 sales were generated in euros, 30% in U.S. dollars, 6% in Brazilian real and 3% in Australian dollars. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to foodservice distributors. The Beverage segment also offers direct delivery to restaurants and warehouses through its direct delivery system. The top 20 customers of the Beverage business represent approximately 40% of the segment’s sales. In Europe, some of the more prominent brands are Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild and Pickwick. In the U.S., brands include Chock full o’Nuts, Hills Bros., Chase and Sanborn and Superior, while in South America, significant brands include Café do Ponto, Café Caboclo, União and Café Pilão. Seasonal sales increases for Beverage products are experienced in the second quarter due to higher consumer consumption in the winter months. The beverage business is highly competitive, with an emphasis on quality and value, and Sara Lee competes with other international and regional companies. Coffee consumption has increased in the world at a low single-digit rate over the past six years. However, consumer preferences as to the blend or flavor and convenience of their purchase continue to change, with differing preferences in various countries and locations around the world. The Beverage segment continues to introduce new and innovative products to meet consumers’ needs.

•

Household Products produces and sells products in four primary product categories – body care, air care, shoe care and insecticides. Body care consists of soaps, shampoos, bath and shower products, deodorants, shaving creams and toothpastes, which are sold primarily in Europe under brands such as Sanex, Duschdas, Radox, Monsavon and Prodent. Air care provides air fresheners under the Ambi Pur brand in Europe and certain Asian countries. Shoe care includes polishes, cleaners and wax under the Kiwi and Meltonian brands in many countries around the world. Insecticides are sold primarily in Europe and Asia under brands such as Vapona, Catch, GoodKnight, Bloom and Ridsect. Fifty percent of the segment’s 2005 sales were in euros, 12% in British pounds, 5% in U.S. dollars, and the remaining portion of the segment’s sales were generated primarily in the Asia-Pacific region and other portions of Europe. The top 20 customers of the Household Products business represent approximately 36% of the segment’s sales. The Household Products segment experiences higher sales in the second half of the fiscal year, as sales of both body care products and insecticides increase in anticipation of the warmer summer months. The household products business is highly competitive, with an emphasis on innovation,

4 Sara Lee Corporation and Subsidiaries

quality and value, and Sara Lee competes with other international and regional companies.

•	Branded Apparel sources, manufactures and markets basic branded apparel products under the three categories of intimate apparel, underwear/activewear and legwear. The primary raw materials used in the production of these products include various natural and synthetic fabrics and fibers, including those made from cotton, nylon, spandex and certain elastics, which are purchased from various independent suppliers. The corporation relies on a small group of suppliers to provide sewing services and certain textiles and yarns that are used in production. The largest of these specific suppliers provides approximately 13% of estimated manufacturing needs. Alternative sources of supply exist for each of these products, services and the other raw materials that are used in production. Prices for raw materials fluctuate based upon supply and demand in the marketplace. Branded Apparel sells its products primarily in the U.S. and Europe; 68% of the segment’s 2005 sales were generated in U.S. dollars, 16% in euros and 8% in British pounds. The top 20 customers of the Branded Apparel segment represent approximately 55% of the segment’s sales. Approximately 22% of this segment’s sales are to Wal-Mart stores. Principal brands include Hanes, Champion, Playtex, L’eggs, barely there, Bali, Just My Size and Wonderbra in the U.S. and Dim, Playtex, Unno, Nur Die, Lovable and Wonderbra in Europe. Distribution channels range from department and specialty stores for premium brands to warehouse clubs and mass-merchandise outlets for certain value-priced brands. Sales are transacted through Sara Lee’s sales force. On a constant currency basis, sales are typically higher in the first two quarters of each year. Socks, hosiery and fleece products generally have higher sales in this period as a result of the cooler weather and back-to-school shopping. Sales levels in a period are also impacted by retailers’ decisions to increase or decrease inventory levels in response to anticipated consumer demand. The Branded Apparel business is highly competitive, with an emphasis on product value and quality. While many products such as white underwear, athletic socks, basic fleece products and T-shirts are not subject to significant change year-to-year, other products such as intimate apparel and sheer hosiery have a heavier emphasis on style and innovation. The corporation’s products in this segment compete against those of other national and international manufacturers. In addition, the consolidation of the retail trade has resulted in certain customers developing their own brands and sourcing product needs from third-party manufacturers.

On January 1, 2005, the World Trade Organization completed a 10-year plan to phase out import quotas that limit the number of apparel products that can be imported into the U.S. and other countries from certain countries in the world. Approximately 180 countries ship apparel products to the U.S. The corporation sources products from a number of countries in the world and is continually evaluating its sourcing options. In evaluating these alternatives, the corporation considers factors such as quality, style, delivery times and manufacturing flexibility, in addition to the cost of manufacturing the apparel products and compliance with specific operating standards. The corporation will continue to evaluate its product sourcing strategies, including the ability to relocate production sourcing to lower cost locations that previously may not have been available due to the import quotas. The phaseout of import quotas also could potentially allow new competitors to enter the apparel business. This includes both new domestic as well as foreign competitors who could establish manufacturing sites in these foreign locations. The corporation, under its numerous brands, designs, sources, produces, markets and delivers apparel products in this highly competitive business and will continue to evaluate sourcing and marketing options. It is unclear what the long-term implications will be from the elimination of these quotas.

Business Transformation Plan

In February 2005, the corporation announced a Transformation plan designed to improve the corporation’s performance and better position Sara Lee for long-term growth. The plan is expected to be completed by 2010 and a number of significant gains and losses are anticipated to be recognized over that period. The significant components of the plan are as follows:

Organization Structure The corporation indicated that it will organize its business operations around distinct consumers, customers and geographic markets in order to build functional excellence, increase strategic focus and simplify the organization. During 2005, the corporation announced plans to locate the management of its North American business along with the majority of its corporate staff at a single site in suburban Chicago. In Europe, the corporation announced plans to centralize management on a regional basis. Beginning in 2006, the corporation will be organized around the following business groups:

•	Sara Lee Food & Beverage – This will include the bakery, packaged meats and coffee retail businesses in North America.

•	Sara Lee Foodservice – This will include the bakery, beverage and meats foodservice businesses in North America.

•	Sara Lee International – This will include the beverage, bakery and meats businesses outside of North America and the global household products business.

•	Sara Lee Branded Apparel – Until this business is disposed, the worldwide branded apparel operations will continue to be organized in the same manner as they currently are.

As a result of these changes, the corporation’s reportable segments will change in 2006.

Portfolio Changes The corporation announced plans to dispose of certain businesses in order to concentrate financial and management resources on a smaller number of entities that are better positioned for increased growth. The businesses targeted for disposal include the following:

•	Direct Selling – The results of this business are reported as a discontinued operation in 2005 and prior years have been restated. In August 2005, the corporation announced it had signed a definitive agreement to sell this business for $557 million of cash. Further information regarding the Direct Selling business is contained in Note 3, titled “Discontinued Operations,” in the Consolidated Financial Statements.

Sara Lee Corporation and Subsidiaries 5

•	European Meats, European Apparel and U.S. Retail Coffee – The corporation indicated that it intends to sell these businesses and has initiated steps to dispose of them. At the end of 2005, these businesses are classified as held for use. As of July 2, 2005, in accordance with Statement of Financial Accounting Standards (SFAS) No. 142 and SFAS No. 144, a $350 million impairment charge was recognized on the long-lived assets of the European Apparel and U.S. retail coffee operations. Further information regarding this charge is contained in Note 4, titled “Impairment Charges,” in the Consolidated Financial Statements.

•	Branded Apparel Americas/Asia – The corporation indicated that it intends to separate the Branded Apparel Americas and Asia business from the corporation and has initiated steps to facilitate that transaction. At the end of 2005, the operations were classified as held for use.

Improving Operational Efficiency The third element of the Transformation plan involves several initiatives to improve operational efficiency. These initiatives include the following:

•	The simplification of the organization structure will result in the termination of a number of employees and the elimination of certain manufacturing facilities. The exit activities initiated by the corporation in 2005 are fully explained in other sections of this Financial Review and in Note 19, titled “Exit and Disposal Activities,” in the Consolidated Financial Statements. In 2006, the corporation expects to recognize additional exit costs to reduce employment levels in the organization and eliminate manufacturing capacity.

•	The company expects to reduce the number of brands utilized in its North American Bakery business as well as to increase the research and development and marketing spending behind a smaller group of large brands. The carrying value of the trademarks in the North American Bakery operations at the end of 2005 was $323 million. When a plan is developed and approved by management to exit certain of these trademarks, the ongoing amortization will increase and a charge to recognize the impairment of these assets may result.

•	The corporation expects to make a substantial investment to improve information technology systems and processes. This is primarily related to the costs to implement a standardized information technology platform in the North American operations and the continued consolidation of information processing. There are a number of variables that impact the cost of installing and transitioning to new information systems. At the present time, the corporation expects that from 2006 through 2010, the cost of these information technology initiatives will be $190 million, with a substantial portion of the cost being incurred after 2006.

Review of Consolidated Results of Operations – 2005 Compared With 2004

In millions	2005	2004	Dollar Change	Percent Change
Net sales	$19,254	$19,119	$135	0.7%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(514)	$514
Acquisitions/dispositions	77	107	(30)
Impact of the 53rd week	—	364	(364)

Total	$77	$(43)	$120

Operating income	$1,120	$1,670	$(550)	(32.9)%

Increase/(decrease) in operating income from

Receipt of contingent sale proceeds	$117	$119	$(2)
Changes in foreign currency exchange rates	—	(67)	67
Exit activities and business dispositions	(93)	(48)	(45)
Transformation restructuring costs	(15)	—	(15)
Curtailment gain	28	—	28
Accelerated depreciation on facilities sold	(19)	(5)	(14)
Accelerated amortization of intangibles	(9)	(1)	(8)
Acquisitions/dispositions	6	11	(5)
Impairment charges	(350)	—	(350)
Increase in U.S. underwear inventory reserves	(29)	(1)	(28)
Impact of the 53rd week	—	48	(48)

Total	$(364)	$56	$(420)

Net Sales Consolidated net sales increased $135 million, or 0.7%, in 2005 over 2004, to $19,254 million. The strengthening of foreign currencies, particularly the euro and British pound, increased reported net sales by 2.7%, or $514 million. Net sales in 2005 include sales of $77 million from a joint venture that the corporation started to consolidate upon the adoption of SFAS Interpretation No. 46, “Consolidation of Variable Interest Entities,” in the fourth quarter of 2004. The adoption of this accounting standard is more fully described in the “Summary of Significant Accounting Policies” contained in Note 2 to the Consolidated Financial Statements. The impact of these sales is included in the table above in the line labeled “Acquisitions/dispositions.” Net sales in 2004 include $107 million from businesses disposed of after the start of 2004. The net impact of acquisitions and dispositions between 2005 and 2004 reduced net sales by $30 million, or 0.2%. The 2004 fiscal year included 53 weeks, while the 2005 fiscal year included 52 weeks. The impact of the additional week decreased net sales by $364 million, or 1.9%. The remaining net sales increase of $15 million resulted from increases in net sales in the Sara Lee Meats and Beverage business segments, which were substantially offset by declines in the Sara Lee Bakery, Household Products and Branded Apparel segments. The Sara Lee Meats and Beverage segments increased selling prices during the period to pass along a portion of the higher raw material costs. In the Sara Lee Meats and Beverage segments, the higher selling prices had a negative impact on unit volumes, but increased net sales. Net sales in the Household Products segment decreased primarily due to lower net selling prices from a competitive marketplace and to lower unit volumes of air care products. The Sara Lee Bakery segment experienced lower net sales

6 Sara Lee Corporation and Subsidiaries

under a continuing program to exit lower margin nonbranded fresh bread business and private label fresh breads and lower unit volumes for frozen bakery products. In the Branded Apparel segment, unit volumes decreased based upon lower consumer demand in an increasingly competitive marketplace.

The corporation developed a brand segmentation strategy to help drive growth by focusing its investment and management attention on those brands with the most compelling opportunities. All of the corporation’s retail brands are placed into one of four brand classifications: Strategic Investment, Support and Grow, Sustain, and Manage for Cash. The following table summarizes the net sales by brand segmentation strategy for 2005.

In millions	2005	% Change Versus 2004[1]	Effect of Currency Rate Changes[2] (percentage points)
Strategic investment	$3,773	11%	3 pts.
Support and grow	5,167	—	3
Sustain	3,987	(3)	2
Manage for cash	3,231	(8)	3

Total retail	16,158	—	3
Foodservice/other	3,096	5	2

Total	$19,254	1%	3 pts.

[1]	Fiscal year 2004 was a 53-week year.

[2]	In order to calculate the percent change in sales on a constant currency basis, the reported percent change versus fiscal year 2004 should be decreased by the effect of currency rate changes.

Unit Volumes Unit volumes in each of the business segments were impacted by the additional 53rd week in 2004. Unit volumes in the Sara Lee Meats segment declined 3% in 2005. Reductions in the U.S., Mexico and Europe from the impact of the 53rd week and higher commodity costs led to higher customer selling prices, which negatively impacted unit volume. The Sara Lee Bakery segment unit volumes declined by 8% in 2005, primarily from a strategy to reduce unit volumes for low margin U.S. fresh bread and from lower unit volumes of frozen baked goods. In the Beverage segment in 2005, unit volumes declined by 3% from continued weakness in the U.S. and European retail coffee markets, which were only partially offset by higher unit volumes in Brazil. The unit volumes for the four core categories of the Household Products segment decreased 3% in 2005, primarily due to the impact of the 53rd week and lower unit volumes for air care products due to the continued category weakness. In 2005, unit volumes decreased 3% in the Branded Apparel segment from lower unit volume in the intimates and knit products categories. Legwear unit volumes were unchanged.

Gross Margin Percent The gross margin percentage declined from 37.9% in 2004 to 36.2% in 2005. The gross margin percent of the Sara Lee Meats segment declined by 3 points during the period, while the Beverage, Household Products and Branded Apparel segments gross margin percentages each declined by 2 points. The gross margin percentage in the Sara Lee Bakery segment increased by almost 1 point. The gross margin percentages in the Sara Lee Meats and Beverage operations reflect the impact of higher raw material costs, primarily hogs and green coffee beans, respectively, that the corporation was not able to pass along to customers through higher selling prices. The Household Products segment reflects lower net selling prices due to a competitive marketplace. The Branded Apparel operations represent higher raw material costs for cotton, charges for slow-moving inventory, plus costs associated with new product rollouts. The improved gross margin percentage in the Sara Lee Bakery business is primarily due to improvements in the mix of products sold and the benefits resulting from ongoing restructuring efforts and lower benefit plan costs.

Selling, General and Administrative Expenses

In millions	2005	2004	Dollar Change	Percent Change
Selling, general and administrative expenses:
SG&A expenses in the business segment results	$5,179	$5,238	$(59)	(1.1)%
Amortization of identifiable intangibles	114	102	12	11.9

General corporate expenses	231	313	(82)	(26.2)

Total	$5,524	$5,653	$(129)	(2.3)%

Total selling, general and administrative (SG&A) expenses decreased $129 million, or 2.3%, in 2005 over the comparable prior year period. Changes in foreign currency exchange rates, primarily in the euro, increased SG&A expenses by $165 million, or 2.8%. Therefore, the remaining decrease in SG&A expenses was $294 million, or 5.1%. SG&A expenses reported in the business segment results declined primarily from lower benefit plan costs and the disposition of certain businesses in 2004. Measured as a percent of sales, SG&A expenses declined from 29.6% in 2004 to 28.7% in 2005, primarily from reductions in Sara Lee Bakery, Beverage and Branded Apparel. These declines were partially offset by increases in Sara Lee Meats and Household Products. Amortization of intangibles increased by $12 million, or 11.9%, primarily from the impact of the accelerated amortization of certain Sara Lee Bakery brands that will be abandoned, the impact of foreign currency exchange rates, and the decision in the second quarter to begin amortizing certain trademarks that were previously determined to have an indefinite life. General corporate expenses, which are not allocated to the individual business segments, declined by $82 million, or 26.2%, primarily due to the favorable settlement of a $20 million withholding tax obligation that was established in 2004, a decline in benefit plan costs and lower annual bonus costs.

Sara Lee Corporation and Subsidiaries 7

Charges for (Income From) Exit Activities and Business Dispositions The reported results for 2005 and 2004 reflect amounts recognized for exit and disposal actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The following table illustrates where the costs (income) associated with all exit and disposal activities are recognized in the Consolidated Statements of Income of the corporation.

In millions	2005	2004
Cost of sales
Curtailment gain from Sara Lee Bakery workforce reduction	$(28)	$—
Accelerated depreciation related to facility closures in
Sara Lee Bakery segment	10	5
Household Products segment	9	—
Other Transformation costs	2	—

Selling, general and administrative expenses
Accelerated amortization of intangibles	9	1
Transformation expenses	13	—

Charges for (income from)
Exit activities	119	57
Business dispositions	(26)	(9)

Impact on income from continuing operations before income taxes	108	54
Income taxes	(34)	(18)

Impact on income from continuing operations	$74	$36

The following is a summary of the actions that impacted 2005. The amount recognized on the line titled “Cost of sales,” as noted in the table above, consists of a $28 million curtailment gain from the termination of certain Sara Lee Bakery employees, which was partially offset by a $21 million charge for accelerated depreciation on certain facilities to be sold in the Sara Lee Bakery and Household Products segments and other Transformation costs. SG&A expenses include a $22 million net charge, which includes a $9 million charge for accelerated amortization for the cost to abandon certain Sara Lee Bakery intangible assets and a $13 million charge for Transformation costs, which include accelerated depreciation of certain leasehold improvements in the Branded Apparel segment, consulting costs associated with Transformation efforts, and various employee relocation and recruiting efforts. The line titled “Charges for (income from) exit activities and business dispositions” includes a $93 million net charge that consists of the following components: $119 million net charge for certain exit activities and a net $26 million gain from certain business disposition actions. The $119 million charge for exit activities includes the following components: a $123 million charge relates to certain severance actions related to the planned termination of 1,959 employees; an $8 million charge relates to certain lease exit and other contractual costs; and $12 million of income relates to certain exit activities that were completed for amounts more favorable than originally estimated. The $26 million net gain from business disposition actions includes the following components: $57 million of income relates to the disposition of trademarks and working capital related to a noncore skin care product line and certain noncore regional meat products and brands; $3 million of income represents amounts received from prior business dispositions; and partially offsetting these amounts is a $34 million charge related to the costs of evaluating certain business dispositions. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $108 million and $74 million, respectively, which reduced diluted earnings per share from continuing operations during the period by $0.10 per share.

The total charge recognized in 2004 consists of the following components. Included on the line titled “Cost of sales” is a $5 million charge for accelerated depreciation expense related to assets to be disposed in the Sara Lee Bakery segment. Included on the SG&A line is a $1 million charge for accelerated trademark amortization related to the cost to abandon certain Sara Lee Bakery trademarks. The line titled “Charges for (income from) exit activities and business dispositions” includes a net charge of $48 million that consists of a $57 million charge for exit activities and a $9 million credit for business dispositions. The $57 million for exit activities consists of the following components: a $70 million charge associated with terminating a number of employees, a $6 million charge for anticipated losses on assets held for sale, and partially offsetting these amounts is income of $19 million related to the disposal of assets and the settlement of lease and employee termination obligations for amounts more favorable than originally estimated. The $9 million net gain for business dispositions was recognized from management’s approved actions to dispose of certain businesses and consists of a $13 million gain recognized on the disposal of a minority ownership position in Johnsonville Foods. Offsetting this gain is a net $4 million charge related to the disposal of an Italian hosiery business and the favorable settlement of amounts associated with prior dispositions. The net impact of these actions was to decrease income from continuing operations before income taxes and net income by $54 million and $36 million, respectively, which reduced diluted earnings per share from continuing operations by $0.05.

        The costs (income) of the above actions on the corporation’s business segments and amortization expense are summarized as follows:

In millions	2005	2004
Sara Lee Meats	$(29)	$(3)
Sara Lee Bakery	(9)	19
Beverage	40	(2)
Household Products	8	—
Branded Apparel	44	35

Impact on the business segments	54	49

Corporate office	45	4
Accelerated amortization of intangibles	9	1

Total	$108	$54

These actions are more fully explained in Note 19 to the Consolidated Financial Statements titled “Exit and Disposal Activities.” As a result of the exit activities taken since the beginning of 2004, the corporation’s cost structure was reduced and efficiency improved. The total annual savings generated from restructuring efforts is $64 million in 2005.

Impairment Charges The corporation recognized in 2005 an impairment charge that reduced income from continuing operations before tax by $350 million, reduced income from continuing operations by $291 million, and reduced diluted earnings per share (EPS) from

8 Sara Lee Corporation and Subsidiaries

continuing operations by $0.37. The $350 million pretax charge consists of a $305 million charge for the European Branded Apparel business and a $45 million charge for the U.S. retail coffee business. These actions are more fully explained in Note 4 titled “Impairment Charges” to the Consolidated Financial Statements.

Receipt of Contingent Sale Proceeds The corporation sold its European cut tobacco business in fiscal 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the first payment passed in the third quarter of 2004 and the corporation received the payment that was equivalent to $119 million based upon the exchange rates on the date of receipt. The contingencies associated with the second contingent payment passed in the first quarter of 2005 and the corporation received the payment that was equivalent to $117 million based upon exchange rates on the date of receipt. Each of these amounts is recognized in the corporation’s earnings when received and each of the payments increased diluted earnings per share from continuing operations by $0.15 when they were recognized.

Net Interest Expense Net interest expense for continuing operations increased by $3 million in 2005, to $186 million, primarily as a result of higher average interest rates.

Income Tax Expense The effective tax rate for continuing operations increased from 16.7% in 2004 to 21.7% in 2005. The tax expense for both 2005 and 2004 was impacted by a number of significant items, which are set out in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23, titled “Income Taxes” to the Consolidated Financial Statements. The most significant of these items in 2005 were the following:

•	The corporation recognized a $365 million tax charge related to the repatriation of the earnings of foreign subsidiaries to the U.S. Of this total, $261 million was recognized in connection with the remittance of current year earnings to the U.S., $48 million relates to earnings repatriated under the provisions of the American Jobs Creation Act of 2004, and $56 million relates to cash to be repatriated from the corporation’s European meat business.

•	The corporation finalized certain tax reviews for amounts less than originally anticipated and recognized a benefit of $348 million.

•	The impairment charge included the write-off of $182 million of goodwill upon which no tax benefit was recognized.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation; the corporation’s global mix of earnings; the tax characteristics of the corporation’s income; acquisitions and dispositions; and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods.

•	The corporation’s Transformation plan includes the planned disposition of several significant businesses and these actions will impact future results in several ways. First, the tax expense or benefit directly associated with these dispositions will impact the net income and liquidity of the corporation. At this time, the terms and conditions of future dispositions have not been determined, and accordingly it is not possible to estimate the impact of such transactions on the tax expense and liquidity of the corporation. Secondly, if the disposal of the Americas and Asian Apparel business is completed, the effective tax rate of the continuing business will likely increase. The Americas and Asian Apparel operations have historically had a lower effective tax rate than the remainder of the business and generate a significant amount of operating cash flow. The elimination of this cash flow may require the corporation to remit a greater portion of the future earnings of foreign subsidiaries to the U.S. than has historically been the case, and may result in higher levels of tax expense and cash taxes paid. The corporation has indicated that it expects its effective tax rate to increase to approximately 29% to 31% after the business Transformation is completed.

•	Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

The corporation’s tax returns are routinely audited and settlements of issues raised in these audits affect the corporation’s tax expense. The corporation has ongoing audits in the U.S. and a number of international jurisdictions. The examination of the U.S. federal income tax returns is current through June 29, 2002. Consistent with prior experience, the corporation expects the Internal Revenue Service to initiate the audit of the tax returns of 2003 and subsequent years. The obligations recognized in the financial statements reflect the probable finalization of anticipated worldwide audits. In addition, the corporation believes that it has sufficient cash resources to fund the settlement of these audits.

Income From Continuing Operations and Diluted EPS From Continuing Operations Income from continuing operations of $731 million in 2005 was $508 million, or 41.0% lower than the prior year comparable period. The decline in income from continuing operations was primarily due to the following factors:

•	The corporation’s gross margin percentage declined by 1.7% as the corporation’s business segments experienced higher costs for certain commodity-based raw materials in the Sara Lee Meats, Beverage and Branded Apparel businesses and experienced pricing pressures from a competitive marketplace in all business segments, which reduced the corporation’s gross profit by $282 million.

•

SG&A expenses declined by $129 million as compared to the prior year period. This decline was due to several factors including a $61 million reduction in the net periodic benefit cost of pension and postretirement medical plans, the favorable settlement of a

Sara Lee Corporation and Subsidiaries 9

$20 million withholding tax obligation that was established in 2004, lower annual bonus costs, and a lower cost structure resulting from exit activities initiated in 2004. Total advertising and promotion costs of $890 million were $3 million greater than in 2004.

•	In 2005, the corporation recognized charges from exit activities, business dispositions and impairments of $443 million, while in 2004, the corporation recognized charges for exit activities of $48 million.

•	The corporation received and recognized contingent sale proceeds of $117 million in 2005 and $119 million in 2004 from the sale of the corporation’s cut tobacco business.

•	Net interest expense increased by $3 million in 2005.

•	Income tax expense decreased by $45 million, as a result of the tax items noted above.

Diluted EPS from continuing operations decreased from $1.55 in 2004 to $0.92 in 2005, a decrease of 40.6%.

Discontinued Operations The corporation’s Direct Selling business is classified as a discontinued operation. The following summarizes the results of the discontinued operations for 2005 and 2004:

In millions	2005	2004	Dollar Change	Percent Change
Net Sales	$473	$447	$26	5.7%

Income before taxes	$55	$55	$—

Income taxes	(67)	(22)	(45)

Net (loss) income from discontinued operations	$(12)	$33	$(45)

Net sales from discontinued operations increased in 2005 by $26 million, or 5.7%, while income before taxes was unchanged between 2005 and 2004. The Direct Selling operations are outside the U.S. and at the end of 2005, the accumulated earnings of the foreign subsidiaries were no longer considered permanently invested. The increase in the income tax expense of this business in 2005 resulted from the recognition of the tax obligation associated with the accumulated earnings of these foreign subsidiaries.

Consolidated Net Income and Diluted Earnings Per Share (EPS) Net income of $719 million in 2005 was $553 million, or 43.5% lower than the prior year comparable period. The decline in net income was primarily due to the decline in income from continuing operations. Diluted EPS decreased from $1.59 in 2004 to $0.90 in 2005, a decline of 43.4%.

Operating Results by Business Segment – 2005 Compared With 2004

Operating results by business segment in 2005 compared with 2004 are as follows:

	Net Sales		Income From Continuing Operations Before Income Taxes
In millions	2005	2004	2005	2004
Sara Lee Meats	$4,254	$4,171	$323	$415
Sara Lee Bakery	3,297	3,415	213	156
Beverage	3,357	3,157	388	492
Household Products	1,927	1,934	310	354
Branded Apparel	6,426	6,449	114	549

Total business segments	19,261	19,126	1,348	1,966
Intersegment sales	(7)	(7)	—	—

Total net sales and operating segment income	19,254	19,119	1,348	1,966
Amortization of intangibles	—	—	(114)	(102)
General corporate expenses	—	—	(231)	(313)
Contingent sale proceeds	—	—	117	119

Total net sales and operating income	19,254	19,119	1,120	1,670
Net interest expense	—	—	(186)	(183)

Net sales and income from continuing operations before income taxes	$19,254	$19,119	$934	$1,487

A discussion of each business segment’s sales and operating segment income is presented below.

The intangible amortization in the table above relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments. The amortization related to trademarks and customer relationships increased in 2005 due to the impact of the accelerated amortization of certain Sara Lee Bakery brands that were abandoned, the impact of foreign currency exchange rates, and the decision in the second quarter to begin amortizing certain trademarks that were previously determined to have an indefinite life.

General corporate expenses declined primarily due to a decline in benefit plan costs, lower corporate office and administrative expenses and favorable foreign currency costs as compared to the prior year.

10 Sara Lee Corporation and Subsidiaries

Sara Lee Meats

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume [1]				(3)%

Net sales	$4,254	$4,171	$83	2.0%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(71)	$71
Dispositions	—	42	(42)
Impact of the 53rd week	—	83	(83)

Total	$—	$54	$(54)

Operating segment income	$323	$415	$(92)	(22.1)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(9)	$9
Exit activities and business dispositions	33	3	30
Transformation restructuring costs	(4)	—	(4)
Dispositions	—	4	(4)
Impact of the 53rd week	—	7	(7)

Total	$29	$5	$24

[1]	Excludes the impact of dispositions

Unit volumes in the Sara Lee Meats segment for processed meats decreased 3% as compared to the prior year period, consisting of declines of 3% in the U.S., 7% in Mexico, and 2% in Europe. The 2004 fiscal year included 53 weeks, while the 2005 fiscal year included 52 weeks. In the U.S., unit volumes decreased in both the retail and foodservice channels. The decline in unit volumes in each of the geographic regions was due to both the impact of the 53rd week in 2004 and higher net selling prices resulting from higher commodity costs, which reduced unit volume.

Net sales in the Sara Lee Meats segment increased by $83 million, or 2.0%, to $4,254 million in 2005 from $4,171 million in the prior year period. During the period, the strengthening of the euro, partially offset by the weakening of the Mexican peso, increased reported net sales by $71 million, or 1.7%. 2004 includes $42 million of sales from businesses that have been disposed of subsequent to the start of 2004, which reduced net sales by 1.0%. The 2004 fiscal year included 53 weeks, while the 2005 fiscal year included 52 weeks. The impact of the 53rd week in 2004 reduced net sales by $83 million, or 2.0%. The remaining net sales increase of $137 million, or 3.3%, was primarily due to unit selling prices that increased as the corporation passed on certain raw material cost increases to the customer and the impact of a favorable product mix, which were partially offset by the impact of declining unit volumes during the period.

The Sara Lee Meats gross margin percentage decreased from 29.7% in 2004 to 26.8% in 2005, as the impact of higher raw material costs during the period was only partially mitigated by a combination of higher selling prices, a favorable product mix and various production efficiency programs.

Operating segment income in Sara Lee Meats decreased by $92 million, or 22.1%, from $415 million in the prior year period to $323 million in 2005. Changes in foreign currency, particularly the euro, increased reported operating segment income by $9 million, or 1.6%. Both 2005 and 2004 were impacted by exit activities and business dispositions. The 2005 period includes income of $29 million from exit activities, business dispositions and certain Transformation restructuring costs, while the 2004 period includes income of $3 million. The difference between these amounts increased operating segment income by $26 million, or 6.4%. The 2004 period includes results of certain businesses that have been disposed of subsequent to the start of 2004, which decreased operating segment income by $4 million, or 0.7%. The impact of the 53rd week reduced operating segment income by $7 million, or 1.3%. The remaining operating segment income decrease of $116 million, or 28.1%, as compared to the same period of the prior year is the result of lower gross margins, higher administrative expenses related to sales force and supply chain projects, higher fuel costs and higher media advertising and promotion costs.

        In February 2005, the corporation announced that it is exploring the sale of the corporation’s European meats business. At the end of 2005, no decisions have been made regarding the ultimate actions that may be taken regarding this business, and therefore this business was not classified as “held for sale” under the provisions of SFAS No. 144.

Sara Lee Bakery

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				(8)%

Net sales	$3,297	$3,415	$(118)	(3.5)%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(48)	$48
Impact of the 53rd week	—	69	(69)

Total	$—	$21	$(21)

Operating segment income	$213	$156	$57	36.4%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(4)	$4
Exit activities and business dispositions	(5)	(14)	9
Transformation restructuring costs	(4)	—	(4)
Curtailment gain	28	—	28
Accelerated depreciation	(10)	(5)	(5)
Impact of the 53rd week	—	7	(7)

Total	$9	$(16)	$25

Unit volumes in the Sara Lee Bakery segment declined 8% during 2005, primarily as a result of the planned exit of lower margin nonbranded fresh bread business, declines in frozen bakery products, plus the impact of the extra week in the 2004 results. This decline was partially offset by increases in unit volume for European refrigerated dough products and frozen products in Australia.

Net sales in the Sara Lee Bakery segment decreased $118 million, or 3.5%, over the comparable prior year period. Changes in foreign currency exchange rates increased reported net sales by $48 million, or 1.3%. There were no acquisitions or dispositions that impacted the Sara Lee Bakery segment during the period. The impact of the 53rd week in 2004 reduced net sales by $69 million, or 2.0%. The remaining net sales decrease of $97 million, or 2.8%, was primarily a result of lower unit volumes, particularly institutional and private label white bread and regional brand fresh bread.

Sara Lee Corporation and Subsidiaries 11

The gross margin percentage in the Sara Lee Bakery segment increased 0.7% from 41.8% in 2004 to 42.5% in 2005 as favorable pricing and product mix, efficiency improvements, plus benefits from previous restructuring actions and lower benefit plan costs, offset higher costs for certain key ingredients and the impact of lower unit volumes.

Operating segment income in the Sara Lee Bakery segment increased by $57 million, or 36.4%, from $156 million in 2004 to $213 million in 2005. Changes in foreign currency, particularly the euro, increased reported operating segment income by $4 million, or 3.1%. In 2005, as a result of the decision to close certain Sara Lee Bakery plants, both accelerated depreciation expense of $10 million and a curtailment gain of $28 million were recognized. Also in 2005, $9 million of charges from exit activities and Transformation restructuring expenses were recognized. In 2004, the Sara Lee Bakery Group recognized charges for accelerated depreciation of $5 million and charges for exit activities of $14 million. The difference between the 2005 and 2004 amounts recorded for curtailment, accelerated depreciation, and exit and Transformation activities increased operating segment income by $28 million, or 19.4%. The impact of the 53rd week reduced operating segment income by $7 million, or 4.4%. The remaining operating segment income increase of $32 million, or 18.3% during the period, was attributable to higher gross margins and a lower cost structure, which resulted from the benefits of prior restructuring actions, lower media advertising and promotion costs, plus the benefit from a reduction in retiree pension and postretirement medical expense as compared to the prior year period.

Beverage

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				(3)%

Net sales	$3,357	$3,157	$200	6.3%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(155)	$155
Impact of 53rd week	—	61	(61)

Total	$—	$(94)	$94

Operating segment income	$388	$492	$(104)	(21.2)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(32)	$32
Exit activities and business dispositions	(37)	2	(39)
Transformation restructuring costs	(3)	—	(3)
Impairment charges	(45)	—	(45)
Impact of 53rd week	—	10	(10)

Total	$(85)	$(20)	$(65)

Unit volumes in the Beverage segment declined 3% as compared to the prior year period, primarily due to continued weakness in the European retail market and both the retail and foodservice markets in the U.S., plus the impact of the 53rd week in the 2004 results. In the retail channel, unit volumes declined 2% with declines in the U.S. and Europe, due to increased price competition in a competitive marketplace, which were partially offset by increases in unit volumes in Brazil. In the foodservice channel, unit volumes declined by 5% with weakness in the U.S. and was only partially offset by increases in the remaining sectors.

Net sales in the Beverage segment increased by $200 million, or 6.3%, to $3,357 million in 2005, reflecting the impact of changes in foreign currency, higher green coffee commodity prices and improvements in product mix. The impact of foreign currency changes, particularly in the euro, increased reported net sales by $155 million, or 4.9%. There were no acquisitions and dispositions that impacted the Beverage segment during the period. The impact of the 53rd week in 2004 reduced net sales by $61 million, or 1.9%. The remaining net sales increase of $106 million, or 3.3% compared to the comparable period of the prior year, was primarily due to higher selling prices and the improved performance of the Brazilian operations.

The gross margin percent in the Beverage segment decreased 2.0% from 43.9% in 2004 to 41.9% in 2005, primarily as a result of higher raw material costs that could not be fully passed along to the customer, plus the impact of lower unit volumes.

        Operating segment income for the Beverage segment declined by $104 million, or 21.2%, from $492 million in 2004 to $388 million in 2005. The strengthening of foreign currencies versus the U.S. dollar increased operating segment income by $32 million, or 5.8%. In 2005, the Beverage segment recognized charges for exit activities of $37 million, an impairment charge of $45 million, which is described below, and Transformation restructuring charges of $3 million. In 2004, the Beverage segment recognized income from exit activities of $2 million. The difference between the 2005 and 2004 amounts decreased operating segment income by $87 million, or 17.6%. The impact of the 53rd week reduced operating segment income by $10 million, or 1.7%. The remaining operating segment income decrease of $39 million, or 7.7%, was primarily due to lower gross margins and unit volumes and increases in media advertising to support Senseo.

In February 2005, the corporation announced that it would explore the sale of the corporation’s U.S. retail coffee assets, excluding Senseo. At the end of 2005, the corporation received a third-party valuation of the U.S. retail coffee operations and conducted an impairment review. Based upon this review, the Beverage segment recognized a $45 million impairment charge to recognize the impairment of $13 million of manufacturing assets and $32 million of trademarks in the asset group. At the end of 2005, no decisions have been made regarding the ultimate actions that may be taken regarding these operations, and therefore these assets were not classified as “held for sale” under the provisions of SFAS No. 144. Should this asset group meet the “held for sale” criteria at a future date, a portion of the goodwill associated with the corporation’s U.S. coffee reporting unit will be allocated to the assets held for disposal, and an additional impairment charge may result. Due to the fact that the structure and timing of a future transaction is not known at this time, it is currently not possible to determine the amount of any future impairment.

12 Sara Lee Corporation and Subsidiaries

Household Products

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume[1]				(3)%

Net sales	$1,927	$1,934	$(7)	(0.3)%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(106)	$106
Dispositions	—	24	(24)
Impact of 53rd week	—	46	(46)

Total	$—	$(36)	$36

Operating segment income	$310	$354	$(44)	(12.3)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(19)	$19
Exit activities and business dispositions	1	—	1
Accelerated depreciation	(9)	—	(9)
Dispositions	—	9	(9)
Impact of 53rd week	—	8	(8)

Total	$(8)	$(2)	$(6)

[1]	Excludes the impact of dispositions

The corporation has initiated activities to sell the Direct Selling business, which was previously reported in the Household Products segment. These activities meet the criteria to report this business as a discontinued operation. Accordingly, the financial results for the Household Products segment have been restated to reflect the Direct Selling business as a discontinued operation in the results of operations and statement of position for all periods presented in this Annual Report. Subsequent to end of 2005, the corporation announced that it had entered into a definitive agreement to sell the Direct Selling business, which is further described in Note 27, titled “Subsequent Events,” to the Consolidated Financial Statements.

Unit volumes in the Household Products segment for the four core categories – shoe care, body care, insecticides and air care – decreased 3% in 2005 as the prior year was a 53-week year. Unit volumes increased in the insecticide category due to an increased marketing effort and higher sales of lower-priced products. In the body care category, unit volumes increased from higher promotional activity. Unit volumes were unchanged in the shoe care category and declined in the air care category due to increased competition in this category.

Net sales in the Household Products segment decreased by $7 million, or 0.3%, from $1,934 million in 2004 to $1,927 million in 2005. The impact of changes in foreign currency exchange rates increased reported net sales by $106 million, or 5.3%, primarily due to the strengthening of currencies in Europe and the United Kingdom. 2004 includes sales of $24 million from businesses that had been disposed of after the start of 2004, which reduced net sales by 1.2%. The impact of the 53rd week in 2004 reduced net sales by $46 million, or 2.2%. The remaining net sales decrease of $43 million, or 2.2%, was primarily due to lower unit volumes in the air care category and lower net selling prices in the insecticide category.

The gross margin percentage in the Household Products segment decreased 1.7% from the prior year to 51.6% in 2005, primarily from competitive pricing in the marketplace and lower unit volumes.

Operating segment income decreased $44 million, or 12.3%, to $310 million in 2005. Changes in foreign currency exchange rates increased operating segment income by $19 million, or 4.7%. In 2005, a $9 million charge for accelerated depreciation was recognized related to a facility to be sold and income of $1 million was recognized from exit activities and business dispositions. The net impact of these amounts decreased operating segment income by $8 million, or 2.4%. 2004 includes $9 million from product lines that had been disposed of after the start of 2004, which decreased operating segment income by 2.2%. The impact of the 53rd week reduced operating segment income by $8 million, or 2.0%. The remaining operating segment income decrease of $38 million, or 10.4%, was primarily due to lower unit volumes and gross margins, partially offset by lower administrative expenses.

Branded Apparel

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume[1]				(3)%

Net sales	$6,426	$6,449	$(23)	(0.4)%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(134)	$134
Acquisitions/dispositions	77	41	36
Impact of 53rd week	—	105	(105)

Total	$77	$12	$65

Operating segment income	$114	$549	$(435)	(79.2)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(5)	$5
Exit activities and business dispositions	(40)	(35)	(5)
Transformation restructuring costs	(4)	—	(4)
Impairment charges	(305)	—	(305)
Acquisitions/dispositions	6	(2)	8
Increase in U.S. underwear inventory reserves	(29)	(1)	(28)
Impact of 53rd week	—	20	(20)

Total	$(372)	$(23)	$(349)

[1]	Excludes the impact of acquisitions and dispositions

Unit volumes in the Branded Apparel segment, excluding acquisitions and dispositions, decreased by 3% in 2005 with a 1% decrease in knit products, a 6% decrease in intimates and no change in legwear. The 2004 prior year results included the impact of the extra week. The 1% decrease in knit products was primarily due to lower shipments of printable T-shirts, which was only partially offset by higher shipments of underwear and Champion products. The 6% decline in intimates was primarily due to a decline in unit volumes in Europe due to manufacturing issues and category and market softness. Legwear unit volumes were unchanged with an 8% increase in socks, which was offset by a 6% decrease in sheer hosiery.

Net sales decreased by $23 million, or 0.4%, from $6,449 million in 2004 to $6,426 million in 2005. The impact of foreign currency exchange rate changes during the period, particularly the euro and British pound, increased reported sales during the period by $134 million, or 2.0%. 2005 includes sales of $77 million from a joint venture that the corporation started to consolidate upon the adoption of SFAS Interpretation No. 46, “Consolidation of Variable Interest Entities,” in the fourth quarter of fiscal 2004. The impact of these sales

Sara Lee Corporation and Subsidiaries 13

is shown in the table above under the caption “Acquisitions/dispositions.” 2004 includes $41 million of sales from businesses that have been disposed of after the start of 2004. The net impact of the acquisitions and dispositions increased net sales by $36 million, or 0.5%, during the period. The impact of the 53rd week in 2004 reduced net sales by $105 million, or 1.5%. As a result, the remaining net sales decrease was $88 million, or 1.4%, which was primarily due to unit volume decreases in European intimates and in printable T-shirts.

The gross margin percent decreased by 2.1%, from 33.6% in 2004 to 31.5% in 2005, reflecting the impact of higher raw material costs, supply chain disruptions, a $29 million charge for slow-moving inventory items, additional start-up costs associated with new product rollouts, the impact of lower unit volumes on manufacturing costs and an unfavorable sales mix.

Branded Apparel operating segment income decreased by $435 million, or 79.2%, from $549 million in 2004 to $114 million in 2005. Changes in foreign currency exchange rates increased operating segment income by $5 million, or 0.8%. 2005 includes charges for exit activities and business dispositions, Transformation expenses and impairment charges of $349 million, while 2004 includes charges for exit activities and business dispositions of $35 million. The difference between these amounts decreased operating segment income by $314 million, or 58.3%. The impact of acquisitions and dispositions increased operating segment income by $8 million, or 1.2%. The underwear group increased inventory reserves by $29 million to recognize slow-moving and obsolete inventory in 2005 versus a $1 million increase in 2004. The net change in these amounts decreased operating segment income by $28 million, or 5.0%. The impact of the 53rd week, reduced operating segment income by $20 million, or 2.8%. The remaining decrease in operating segment income was $86 million, or 15.1%, which was primarily due to lower unit volumes and gross margins that were partially offset by the impact of lower media advertising and promotion.

The corporation previously announced its intent to dispose of its European Branded Apparel business, and during 2005, steps were taken to market and identify potential buyers for this business. As part of this process, the corporation received a series of nonbinding bids for the business. During 2005, the operating results of the business deteriorated significantly from prior years and failed to meet planned expectations. Prospective buyers reacted to this downturn by progressively lowering their offers. The nonbinding offers received in the fourth quarter of 2005 were less than the carrying value of the reporting unit and resulted in a pretax charge of $305 million to recognize the impairment of $182 million of goodwill and $123 million of indefinite lived trademarks in this reporting unit. At the end of 2005, no decisions have been made regarding the ultimate actions that may be taken regarding either of these operations, and therefore these assets were not classified as “held for sale” under the provisions of SFAS No. 144.

Review of Consolidated Results of Operations – 2004 Compared With 2003

In millions	2004	2003	Dollar Change	Percent Change
Net sales	$19,119	$17,888	$1,231	6.9%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(865)	$865
Acquisitions/dispositions	16	51	(35)
Impact of 53rd week	364	—	364

Total	$380	$(814)	$1,194

Operating income	$1,670	$1,634	$36	2.3%

Increase/(decrease) in operating income from
Receipt of contingent sale proceeds	$119	$—	$119
Changes in foreign currency exchange rates	—	(124)	124
Exit activities and business dispositions	(48)	11	(59)
Accelerated depreciation on facilities sold	(5)	(7)	2
Accelerated amortization of intangibles	(1)	(6)	5
Acquisitions/dispositions	2	2	—
Impact of the 53rd week	48	—	48

Total	$115	$(124)	$239

Net Sales Consolidated net sales increased $1,231 million, or 6.9%, in 2004 over 2003, to $19,119 million. The strengthening of foreign currencies, particularly the euro, increased reported net sales by 5.0%, or $865 million. Net sales in 2003 include $51 million from businesses that have been disposed of subsequent to the start of 2003. During 2004, the corporation adopted new accounting standard FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” Upon the adoption, the corporation began to consolidate a joint venture investment and, as a result, has included net sales of $16 million in 2004 as a result of this consolidation. This is shown in the table above in the line labeled “Acquisitions/dispositions.” The impact of acquisitions and dispositions decreased net sales between the years by $35 million, or 0.2%. In addition, the 2004 fiscal year included 53 weeks, while the 2003 fiscal year included 52 weeks. The impact of the extra week in 2004 increased net sales by $364 million, or 1.9%. The remaining net sales increase of $37 million, or 0.2%, was primarily attributable to net sales increases in Sara Lee Meats and Beverage, due to higher raw material costs that are partially passed on to customers and an improved product mix. Partially offsetting this increase is a net sales decline in the Sara Lee Bakery segment, primarily due to a decline in unit volumes, a decline in the Branded Apparel segment, due to changes in product mix and lower average selling prices, and a decline in the Household Products segment, due to lower selling prices for air care and shoe care products.

Gross Margin Percent The gross margin percent decreased from 38.9% in 2003 to 37.9% in 2004. Raw material commodity costs in Sara Lee Meats, Beverage and Branded Apparel all increased during the year, and these businesses were unable to recover all of these cost increases from the customer. The Household Products gross margin percent fell as a result of a competitive marketplace, and the Sara Lee Bakery gross margin percent increased slightly due to a favorable product mix during the year and benefits from restructuring actions.

14 Sara Lee Corporation and Subsidiaries

Selling, General and Administrative Expenses

In millions	2004	2003	Dollar Change	Percent Change
Selling, general and administrative expenses
SG&A expenses in the business segment results	$5,238	$4,988	$250	5.0%
Amortization of identifiable intangibles	102	98	4	3.7
General corporate expenses	313	248	65	26.2

Total	$5,653	$5,334	$319	6.0%

Total selling, general and administrative (SG&A) expenses increased $319 million, or 6.0%, in 2004. SG&A expenses increased primarily due to the strengthening of foreign currencies, particularly the euro, versus the U.S. dollar as the impact of these changes in foreign currency increased selling, general and administrative expenses by $262 million, or 5.0%. Therefore, the remaining increase in SG&A expenses was $57 million, or 1.0%, which was attributable to increased expenses associated with pension and medical plans and other employee benefit costs, and higher levels of software and trademark amortization, offset in part by lower advertising and promotion costs. When measured as a percentage of sales, SG&A expenses decreased by 0.2%, from 29.8% of sales in 2003 to 29.6% in 2004. SG&A expenses, measured as a percentage of sales, increased in the Branded Apparel and Household Products segments and declined in the Sara Lee Meats, Sara Lee Bakery and Beverage segments.

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

In millions	2004	2003
Cost of sales
Accelerated depreciation related to facility closures in
Sara Lee Bakery segment	$5	$7

Selling, general and administrative expenses	1	6

Charges for (income from)
Exit activities	57	(7)
Business dispositions	(9)	(4)

Impact on income from continuing operations before income taxes	54	2

Income taxes	(18)	(5)

Impact on income from continuing operations	$36	$(3)

The following is a summary of the actions that impacted 2004. The amount recognized in the line titled “Cost of sales,” as noted in the table above, consists of a $5 million charge for accelerated depreciation expense related to the assets to be disposed of in the Sara Lee Bakery segment. SG&A expenses include a $1 million charge for accelerated amortization related to the cost to abandon certain Sara Lee Bakery trademarks. The line titled “Charges for (income from) exit activities and business dispositions” includes a $48 million net charge that consists of a $57 million charge for exit activities and a $9 million gain from business dispositions. The $57 million charge for exit activities consists of a $70 million charge associated with terminating a number of employees and a $6 million charge for anticipated losses on assets held for sale, partially offset by a $19 million credit related to the disposal of assets and the settlement of lease and employee termination obligations for amounts more favorable than originally estimated. The $9 million gain on business dispositions consists of a $13 million gain recognized on the disposal of a minority ownership position in Johnsonville Foods. Offsetting this gain is a net $4 million charge related to the disposal of an Italian hosiery business and the favorable settlement of amounts associated with prior dispositions. The net impact of these actions was to reduce income from continuing operations before income taxes by $54 million, reduce income from continuing operations by $36 million, and reduce diluted EPS from continuing operations by $0.05.

The total amount recognized for exit activities and business dispositions in 2003 consists of the following. The amount recognized in the line titled “Cost of sales” includes $7 million for accelerated depreciation on certain assets to be sold in the Sara Lee Bakery segment. SG&A expenses include $6 million for the abandonment of trademarks within the Sara Lee Bakery Group. The line titled “Charges for (income from) exit activities and business dispositions” includes a net $11 million of income that consists of $7 million of income from exit activities and $4 million of income from business dispositions. The net $7 million of income from exit activities consists of a $15 million charge associated with terminating a number of employees, a $5 million charge to exit certain lease obligations and a $6 million charge to dispose of certain manufacturing and distribution assets, which was offset by $33 million of income from completing certain previously announced exit activities for amounts more favorable than originally estimated. The $4 million of income from business dispositions resulted from completing certain previously announced business dispositions for amounts more favorable than originally estimated. The net impact of these actions reduced income from continuing operations before income taxes by $2 million and increased income from continuing operations by $3 million, which did not have an impact on diluted EPS from continuing operations.

Sara Lee Corporation and Subsidiaries 15

The costs (income) of the above actions on the corporation’s business segments are summarized as follows:

In millions	2004	2003
Sara Lee Meats	$(3)	$(6)
Sara Lee Bakery	19	27
Beverage	(2)	1
Household Products	—	—
Branded Apparel	35	(26)

Impact on business segments	49	(4)

Corporate office	4	—
Accelerated amortization of intangibles	1	6

Total	$54	$2

These actions are more fully explained in Note 19 to the Consolidated Financial Statements titled “Exit and Disposal Activities.” As a result of the exit activities taken, the corporation’s cost structure was reduced and efficiency improved. It is estimated that income before income taxes in 2004 included $59 million of incremental benefits over those realized in the prior year. The total annual savings generated from restructuring efforts initiated since 2001 was $274 million in 2004.

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

Net Interest Expense Net interest expense of continuing operations decreased by $17 million in 2004, to $183 million, primarily as a result of lower average borrowings and interest rates.

Income Tax Expense The effective tax rate from continuing operations decreased from 17.2% in 2003 to 16.7% in 2004. The 2004 tax expense was impacted by a number of significant items that are set out in a reconciliation of the corporation’s effective tax rate to the U.S. statutory tax rate in Note 23, titled “Income Taxes,” to the Consolidated Financial Statements. The most significant of these items was the finalization of certain tax reviews and audits for $207 million less than originally anticipated. In addition, the corporation recognized a tax charge of $140 million in connection with the remittance of current year foreign earnings to the U.S.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, and the tax characteristics of the corporation’s income, acquisitions and dispositions. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements. Such changes can have a material impact on income tax expense, net income and liquidity. Significant business combinations or dispositions may impact the effective tax rate of the corporation in future periods.

The corporation’s tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. The corporation has ongoing audits in the U.S. and a number of international jurisdictions. The obligations recognized in the financial statements reflect the probable settlement of anticipated worldwide audits. In addition, the corporation believes that it has sufficient cash resources to fund the settlement of these audits.

Income From Continuing Operations and Diluted EPS From Continuing Operations Income from continuing operations in 2004 of $1,239 million was $52 million, or 4.4% higher than the prior year comparable period. The increase in income from continuing operations was primarily due to the following factors:

•	The corporation’s gross profit increased $295 million as higher commodity costs and changes in foreign currency led to a 6.9% increase in net sales. The commodity cost increase was the primary reason for the 1% decline in the gross margin percentage.

•	SG&A expenses increased by $319 million.

•	During 2004, the corporation recognized charges for exit activities and business dispositions of $48 million, while in 2003, the corporation recognized income from exit activities and business dispositions of $11 million.

•	The corporation received the first contingent sale proceeds payment of $119 million in 2004.

•	Net interest expense declined by $17 million.

•	Income tax expense increased by $1 million.

Diluted EPS from continuing operations increased from $1.46 in 2003 to $1.55 in 2004, a 6.2% increase. Diluted EPS increased at a higher rate than income from continuing operations primarily as a result of the corporation purchasing shares of its outstanding common stock that reduced the average shares outstanding.

16 Sara Lee Corporation and Subsidiaries

Discontinued Operations The corporation’s Direct Selling business is classified as a discontinued operation. The following summarizes the results of the discontinued operations for 2004 and 2003:

In millions	2004	2003	Dollar Change	Percent Change
Net sales	$447	$403	$44	11.0%

Income before taxes	$55	$51	$4

Income taxes	(22)	(17)	(5)

Net income from discontinued operations	$33	$34	$(1)

Net Income and Diluted EPS Net income of $1,272 million in 2004 was $51 million, or 4.2%, higher than the prior year comparable period. The increase in net income was primarily due to the increase in income from continuing operations. Diluted EPS increased from $1.50 to $1.59 in 2004, an increase of 6.0%. Diluted EPS increased at a higher rate than net income, primarily as a result of the corporation purchasing shares of its outstanding common stock that reduced the average shares outstanding.

Operating Results by Business Segment – 2004 Compared With 2003

Operating results by business segment in 2004 compared with 2003 are as follows:

			Income From Continuing Operations Before Income Taxes
	Net Sales
In millions	2004	2003	2004	2003
Sara Lee Meats	$4,171	$3,746	$415	$375
Sara Lee Bakery	3,415	3,276	156	98
Beverage	3,157	2,756	492	429
Household Products	1,934	1,715	354	315
Branded Apparel	6,449	6,399	549	763

Total business segments	19,126	17,892	1,966	1,980
Intersegment sales	(7)	(4)	—	—

Total net sales and operating segment income	19,119	17,888	1,966	1,980
Amortization of intangibles	—	—	(102)	(98)
General corporate expenses	—	—	(313)	(248)
Contingent sale proceeds	—	—	119	—

Total net sales and operating income	19,119	17,888	1,670	1,634
Net interest expense	—	—	(183)	(200)

Net sales and income from continuing operations before income taxes	$19,119	$17,888	$1,487	$1,434

A discussion of each business segment’s sales and operating segment income is presented below.

The intangible amortization in the table above relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments. The amortization related to trademarks and customer relationships increased in 2004 due to the impact of foreign currency exchange rates, and the decision in the second quarter of the year to begin amortizing certain trademarks that were previously determined to have an indefinite life. In addition, amortization in 2003 included the impact of the accelerated amortization of various Bakery trademarks that were abandoned and fully written off at the end of 2003.

General corporate expenses increased primarily as a result of higher pension and other employee benefit plan costs, the centralization of certain finance and marketing functions in the corporate office and expenses associated with hedging certain transactions.

Sara Lee Meats

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume[1]				1%

Net sales	$4,171	$3,746	$425	11.3%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(117)	$117
Dispositions	—	4	(4)
Impact of the 53rd week	83	—	83

Total	$83	$(113)	$196

Operating segment income	$415	$375	$40	10.7%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(14)	$14
Exit activities and business dispositions	3	6	(3)
Dispositions	—	—	—
Impact of the 53rd week	7	—	7

Total	$10	$(8)	$18

[1]	Excludes the impact of dispositions

Unit volumes for processed meats in the Sara Lee Meats segment, including the 53rd week and excluding the impact of dispositions, increased 1% as compared to 2003 levels. Unit volumes were up 1% in the U.S. and Europe, which were partially offset by a decline of 4% in Mexico. In the U.S., unit volumes in the deli channel increased 9% from a combination of increased distribution and new products; retail channel volumes increased 1% as increased new product sales were partially offset by volume declines in smoked and dinner sausage; and foodservice unit volumes declined by 1% due to reduced low margin sales.

Net sales in the Sara Lee Meats segment increased by $425 million, or 11.3%, to $4,171 million in 2004 from $3,746 million in 2003. During the year, the strengthening of the euro, partially offset by the weakening of the Mexican peso, increased reported net sales by $117 million, or 3.4%. The 2004 fiscal year included 53 weeks, while the 2003 fiscal year included 52 weeks. The impact of the 53rd week in 2004 increased net sales by $83 million, or 2.2%. 2003 includes net sales of $4 million from a business that was disposed of subsequent to the beginning of 2003. The remaining net sales increase of $229 million, or 5.9%, was primarily due to higher net product prices and reduced promotion spending in connection with higher raw material costs, plus the impact of a favorable product mix and higher unit volumes during the year.

The Sara Lee Meats gross margin percentage decreased from 31.0% in 2003 to 29.7% in 2004, primarily as a result of increases in commodity meat prices, including pork, which could not be passed along to customers in their entirety. The impact of higher commodity

Sara Lee Corporation and Subsidiaries 17

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

Sara Lee Bakery

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume				(1)%

Net sales	$3,415	$3,276	$139	4.2%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(88)	$88
Impact of the 53rd week	69	—	69

Total	$69	$(88)	$157

Operating segment income	$156	$98	$58	59.2%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(8)	$8
Exit activities and business dispositions	(14)	(20)	6
Accelerated depreciation	(5)	(7)	2
Impact of the 53rd week	7	—	7

Total	$(12)	$(35)	$23

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

The gross margin percentage in the Sara Lee Bakery segment increased 0.8%, from 41.0% in 2003 to 41.8% in 2004, as a result of a favorable product mix and benefits from restructuring actions, which offset higher costs for certain key ingredients, wages and employee benefits and the impact of lower unit volumes.

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

Beverage

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume				3%

Net sales	$3,157	$2,756	$401	14.6%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(242)	$242
Impact of 53rd week	61	—	61

Total	$61	$(242)	$303

Operating segment income	$492	$429	$63	14.7%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(49)	$49
Exit activities and business dispositions	2	(1)	3
Impact of 53rd week	10	—	10

Total	$12	$(50)	$62

Net unit volumes in the Beverage segment, including the impact of the 53rd week, increased 3% in 2004 as strong shipments in the Brazilian and U.S. retail markets were partially offset by declines in U.S. foodservice markets due to a competitive marketplace.

Net sales in the Beverage segment increased by $401 million, or 14.6%, to $3,157 million in 2004, reflecting the impact of changes in foreign currency, higher unit selling prices related to increased green coffee commodity prices, an improved product mix and improved sales performance in the Brazilian and U.S. retail markets. The impact of foreign currency changes, particularly in the euro, increased reported net sales by $242 million, or 9.3%. The impact of the 53rd week in 2004 increased reported net sales by $61 million, or 2.0%. There were no acquisitions or dispositions that impacted the Beverage segment during the period. The remaining net sales increase of $98 million, or

18 Sara Lee Corporation and Subsidiaries

3.3% compared to the prior year, was primarily due to higher raw material costs that were passed along in part to customers, as well as an improved product mix, plus the impact of improved sales performance in the U.S. and Brazilian retail markets.

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

Household Products

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume				1%

Net sales	$1,934	$1,715	$219	12.8%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(191)	$191
Dispositions	—	5	(5)
Impact of 53rd week	46	—	46

Total	$46	$(186)	$232

Operating segment income	$354	$315	$39	12.3%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(36)	$36
Dispositions	—	—	—
Impact of 53rd week	8	—	8

Total	$8	$(36)	$44

Unit volumes for the Household Products segment’s four core categories – body care, air care, shoe care and insecticides – increased 1% in 2004, including the impact of the 53rd week. Unit volumes increased in the body care and insecticide categories, primarily due to improved sales performance in Asia and Europe from new product introductions, market share increases and category growth during the year, which benefited from favorably warm weather. Partially offsetting this increase was a unit volume decline in the shoe care and air care categories due to a competitive marketplace.

Net sales increased by $219 million, or 12.8%, from $1,715 million in 2003 to $1,934 million in 2004. The impact of changes in foreign currency exchange rates increased reported net sales by $191 million, or 11.4%, as the strengthening of currencies in Europe and the United Kingdom had the greatest impact. The impact of the 53rd week increased reported net sales by $46 million, or 2.4%. Net sales in 2003 include $5 million from a business that was disposed subsequent to the beginning of 2003. As a result, the remaining net sales decrease of $13 million, or 0.7%, was primarily due to competitive pricing and unit volume declines in the shoe care and air care categories.

The gross margin percentage in the Household Products segment decreased 0.2%, from 53.5% in 2003 to 53.3% in 2004, primarily from competitive pricing in the marketplace.

Operating segment income increased $39 million, or 12.3%, to $354 million in 2004. Changes in foreign exchange rates increased operating segment income by $36 million, or 11.6%. The impact of the 53rd week increased reported operating segment income by $8 million, or 2.2%. The remaining operating segment income decreased by $5 million, or 1.5%, primarily from the impact of lower net sales and margins, higher pension charges and increased information technology-related expenses that were partially offset by lower media advertising and promotion expenses.

Branded Apparel

In millions	2004	2003	Dollar Change	Percent Change
Change in unit volume[1]				—%

Net sales	$6,449	$6,399	$50	0.8%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$—	$(227)	$227
Acquisitions/dispositions	16	42	(26)
Impact of 53rd week	105	—	105

Total	$121	$(185)	$306

Operating segment income	$549	$763	$(214)	(27.9)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$—	$(13)	$13
Exit activities and business dispositions	(35)	26	(61)
Acquisitions/dispositions	2	2	—
Impact of 53rd week	20	—	20

Total	$(13)	$15	$(28)

[1]	Excludes the impact of acquisitions and dispositions

Unit volumes in the Branded Apparel segment, including the impact of the 53rd week, were unchanged from prior year levels. Unit volumes increased 3% in knit products and declined 4% in intimates. Unit volumes in legwear were unchanged between the years. Knit products unit volumes increased 4% in the U.S. and declined 1% in Europe, as unit volumes increased in all of the subcategories of underwear, activewear and Champion products. Intimates unit volumes declined 5% in the U.S. and 3% in Europe from competitive market conditions. In legwear, unit volumes increased 2% in the U.S. and declined 6% in Europe, as unit volumes for socks in the U.S. offset declines for sheer hosiery products from this declining category.

Net sales increased by $50 million, or 0.8%, from $6,399 million in 2003 to $6,449 million in 2004. The impact of foreign currency exchange rate changes during the period, particularly the euro and British pound, increased reported sales during 2004 by $227 million, or 3.5%. The impact of the 53rd week increased reported net sales by $105 million, or 1.6%. 2003 includes net sales of $42 million from businesses disposed subsequent to the start of 2003. During 2004, the corporation adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which required the consolidation of a joint venture investment. This is more fully described in Note 2 to the Consolidated Financial Statements titled “Summary of Significant

Sara Lee Corporation and Subsidiaries 19

Accounting Policies.” As a result of the adoption of this accounting standard, 2004 includes sales of $16 million made by the consolidated joint venture, which is shown in the table above in the line labeled “Acquisitions/dispositions.” The net impact of the acquisitions and dispositions shown in the table decreased reported net sales by $26 million, or 0.4%. As a result, the remaining net sales decrease was $256 million, or 3.9%, which was primarily due to the impact of changes in product mix and competitive pricing practices, particularly in the printable T-shirt market and in Europe.

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

Financial Condition

Cash From Operations Net cash provided from operating activities from continuing operations decreased to $1,314 million in 2005 from $1,973 million in 2004 and $1,807 million in 2003. The 33.4% decrease in cash from continuing operations in 2005 was primarily due to the combination of lower profitability in the business and higher usage of cash for working capital needs, including benefit plan payments. The increase in cash used to fund working capital included $258 million more of cash used to fund receivables and accrued liabilities as compared to the 2004 period. The company expended $348 million to fund the corporation’s pension plans during 2005, as compared to $112 million in 2004.

Net cash provided from operating activities of continuing operations increased 9.2% in 2004 versus 2003, primarily due to improved profitability in the business, lower levels of cash taxes paid and a lower level of payments to employee benefit plans.

Cash From Investment Activities Net cash used in investment activities was $233 million in 2005, as compared to $184 million in 2004 and $674 million in 2003. In 2005, the corporation received $37 million less in proceeds from the sale of businesses, investments and assets than was received in 2004, and spent $8 million more to purchase property and equipment than in 2004.

In 2005, the corporation received $190 million from the sale of businesses, trademarks, working capital and fixed assets, the largest of which was related to a canned and shelf-stable meat and poultry business. In 2004, the corporation received $227 million of proceeds primarily from the disposition of its equity method investment in Johnsonville Foods and the divestment of the assets of an Italian hosiery operation. In 2005 and 2004, the corporation received $117 million and $119 million, respectively, as a result of the passage of contingencies associated with the disposition of a European cut tobacco business – these contingencies are fully explained in Note 16, titled “Contingencies,” to the Consolidated Financial Statements. For 2005, 2004 and 2003, the corporation expended $538 million, $530 million and $746 million, respectively, to fund the purchases of property and equipment and received proceeds from the sales of investments, businesses and assets of $190 million, $227 million, and $81 million, respectively. The corporation expects to expend approximately $700 million to fund capital expenditures in 2006, which will be funded by operating cash flow of the business. The projected increase in 2006 is primarily related to leasehold improvements and the purchase of information technology assets.

Cash From Financing Activities Net cash used in financing activities was $1,215 million in 2005, $2,231 million during 2004, and $535 million in 2003. During 2005, long-term debt of $1,033 million was repaid using a combination of long-term and net short-term debt issuances of $517 million plus cash on hand and cash generated from operations. In 2004, the corporation repaid $1,288 million of long-term debt using cash on hand and cash generated from operations, while in 2003, the corporation had net long-term borrowings of $778 million.

An ongoing share repurchase program is in place that allows the repurchase of the corporation’s common stock at times management deems appropriate, given current market valuations. During 2005, the corporation repurchased shares of common stock with a value of $396 million, as compared to common stock repurchases of $350 million in 2004 and $305 million in 2003. Subsequent to the end of 2005, the corporation’s Board of Directors authorized the repurchase of an additional 100 million shares of common stock. As a result of these actions, the total number of shares authorized for repurchase increased to 116 million. At a $20 per share price, the additional authorization is equivalent to $2 billion, and the corporation indicated that it expects to repurchase $1 billion of the corporation’s common stock in 2006, using either cash generated from operations, proceeds from borrowings or the proceeds from business dispositions. The timing and amount of share repurchases beyond 2006 will be based upon market conditions and other factors.

Cash dividends paid during 2005 were $464 million, as compared to the $714 million paid in 2004 and $497 million paid in 2003. Due to

20 Sara Lee Corporation and Subsidiaries

the 53rd week that is included in 2004, five dividend payments were included in 2004, versus three in 2005.

Liquidity

Notes Payable Notes payable increased to $258 million in 2005 from $84 million in 2004 and $140 million in 2003, as additional borrowings in 2005 were used to repay maturing long-term debt and fund certain working capital requirements of the corporation.

Debt and Minority Interest The corporation’s total long-term debt decreased $745 million in 2005, from $5,241 million at the end of 2004 to $4,496 million at the end of 2005, as the corporation repaid maturing debt. Long-term debt was $6,161 million at the end of 2003. During 2005, $1,033 million of long-term debt matured and was repaid using a combination of cash borrowings and cash generated during the year, while $1,288 million of debt was repaid in 2004.

During 2004, the corporation adopted a new accounting standard, Statement of Financial Accounting Standards (SFAS) No. 150, which resulted in the reclassification on the balance sheet of $295 million to the current portion of long-term debt for certain preferred equity securities issued by a wholly owned subsidiary of the corporation. Prior to the end of 2004, these securities were redeemed by the corporation and are included in the total debt maturities during the year.

The corporation’s total long-term debt of $4,496 million is due to be repaid as follows: $381 million in 2006; $359 million in 2007; $1,349 million in 2008; $164 million in 2009; $29 million in 2010 and $2,214 million thereafter. Debt obligations due to mature in the next year are expected to be satisfied with a combination of either borrowings, operating cash flows or the proceeds from business dispositions.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 52% fixed-rate debt as of July 2, 2005, as compared with 59% as of July 3, 2004, and 74% as of June 28, 2003. The decrease in fixed-rate debt at July 2, 2005, versus July 3, 2004, is due to the maturity and repayment of certain fixed-rate debt instruments during the period. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

In 2005, the corporation repatriated $929 million of earnings of foreign subsidiaries under the provisions of the American Jobs Creation Act of 2004.

Credit Facilities and Ratings The corporation has numerous credit facilities available which management considers sufficient to satisfy its operating requirements. These credit facilities include $3.2 billion of available credit from a group of 23 banks and lending institutions. These facilities consist of a $1.35 billion three-year revolving credit facility and a $1.85 billion five-year revolving credit facility. The three-year $1.35 billion facility expires in June 2008. The five-year $1.85 billion facility expires in June 2009. The pricing for each of these facilities is based upon the corporation’s current credit rating. At July 2, 2005, the corporation had not borrowed under any of these facilities. None of these facilities mature or terminate upon a credit rating downgrade. These facilities contain a number of typical covenants, which the corporation is in compliance with, including a requirement to maintain an interest coverage ratio of at least 2.0 to 1.0. The interest coverage ratio is generally defined as a ratio of pretax income, excluding net interest expense, to net interest expense. For the 12 months ended July 2, 2005, the corporation’s interest coverage ratio was 8.4 to 1.0. The corporation has amended the covenants of both the three- and five-year credit facilities for the potential disposition of various businesses outlined in the corporation’s Transformation plan.

On August 4, 2005, the corporation announced certain capital structure initiatives, including the corporation’s intention to maintain the annual dividend at $0.79 per share in 2006, the repurchase of up to $2 billion of shares of the corporation’s common stock and the expectation that the corporation will use a portion of the proceeds from business dispositions to reduce total debt by approximately $1.5 billion over the next two years. As a result of these announcements, the following credit rating actions were taken by the credit rating agencies on August 4, 2005: Standard & Poor’s (S&P) reduced its senior unsecured debt rating for the corporation from “A” to “BBB+,” reduced its short-term credit and commercial paper rating from “A-1” to “A-2” and indicated that the credit rating outlook is “stable”; FitchRatings reduced its senior unsecured debt rating for the corporation from “A” to “BBB+,” reduced its short-term commercial paper rating from “F-1” to “F-2” and indicated that the outlook is “stable”; Moody’s Investors Service Inc. lowered its outlook on the corporation’s credit ratings to “negative.”

The corporation’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of August 4, 2005, were as follows:

	Senior Unsecured Obligations	Short-term Borrowings
Standard & Poor’s	BBB+	A-2
Moody’s Investors Service	A3	P-2
FitchRatings	BBB+	F-2

Changes in the corporation’s credit ratings result in changes in the corporation’s borrowing costs. The changes in the corporation’s credit ratings that were announced on August 4, 2005, will increase the corporation’s borrowing costs, but the impact is not expected to be significant. The corporation’s current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a high degree of liquidity. A downgrade of the corporation’s short-term credit rating to “A-3” (S&P Rating) would place the corporation in a commercial paper market that would contain significantly less market liquidity than it currently operates with a rating of “A-2.” This would reduce the amount of commercial paper the corporation could issue and raise its commercial paper borrowing cost. To the extent that the corporation’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

Sara Lee Corporation and Subsidiaries 21

Off-Balance Sheet Arrangements The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation’s financial condition are lease transactions for facilities, warehouses, office space, vehicles, and machinery and equipment.

Leases The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles, and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $147 million in 2006, $126 million in 2007, $102 million in 2008, $86 million in 2009, $73 million in 2010 and $200 million thereafter. The corporation is contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $28 million in 2006, $26 million in 2007, $24 million in 2008, $22 million in 2009, $20 million in 2010 and $93 million thereafter.

Sale of Accounts Receivable During 2005, the corporation terminated its receivable sale program and no receivables were sold under this program at the end of 2005. Previously, the corporation had an agreement under which several of its operating units sold trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in the corporation’s results of operations and statement of financial position. This subsidiary held trade accounts receivable that it purchased from the operating units and sold participating interests in these receivables to financial institutions, which in turn purchased and received ownership and security interests in those receivables. There were no receivables sold under this program at the end of 2005. The amount of receivables sold under this program was $150 million at the end of 2004 and $250 million at the end of 2003. The proceeds from the receivables sales were used to reduce borrowings. Changes in the balance of receivables sold are reported in the Consolidated Statement of Cash Flows as a component of operating cash flow (change in trade receivables). As collections reduced accounts receivable included in the pool, the operating units sold new receivables to the limited purpose subsidiary. The limited purpose subsidiary had the risk of credit loss on the sold receivables.

The proceeds from the sale of the receivables were equal to the face amount of the receivables less a discount. The discount was a floating rate that approximated short-term borrowing rates for investment grade entities and was accounted for as a cost of the receivable sale program. This cost has been included in “Selling, general and administrative expenses” in the Consolidated Statements of Income. This discount aggregated $3 million, $3 million and $5 million in 2005, 2004 and 2003, respectively, or 2.5%, 1.5% and 1.9%, respectively, of the weighted average balance of the receivables outstanding during the periods. The corporation retained collection and administrative responsibilities for the participating interests in the defined pool.

Future Contractual Obligations and Commitments The corporation has no material unconditional purchase obligations as defined by SFAS No. 47, “Disclosure of Long-Term Purchase Obligations.” The corporation’s Branded Apparel business is a party to an agreement to purchase certain textiles from a single supplier. These purchases amount to approximately 13% of estimated manufacturing needs. At July 2, 2005, the agreement had 2.5 years remaining with pricing at market rates subject to adjustment every 90 days. The following table aggregates information on the corporation’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$4,496	$381	$359	$1,349	$164	$29	$2,214
Interest on debt obligations[1]	1,741	224	205	153	128	118	913
Operating lease obligations	734	147	126	102	86	73	200
Purchase obligations[2]	4,829	4,245	377	117	50	16	24
Other long-term liabilities[3]	649	262	50	37	24	16	260

Subtotal	12,449	5,259	1,117	1,758	452	252	3,611
Contingent lease obligations[4]	213	28	26	24	22	20	93

Total[5]	$12,662	$5,287	$1,143	$1,782	$474	$272	$3,704

[1]	Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2005.

[2]	Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; maintenance and other professional services where, as of the end of 2005, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement, and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2005 an obligation did not exist. An example of these include situations where purchasing decisions for these future periods have not been made at the end of 2005. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.

[3]	Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives and the projected 2006 pension contribution of $219 million. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits including medical; other than the projected 2006 pension contribution of $219 million, noted previously, pension and postretirement obligations have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 20 and 21 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table.

22 Sara Lee Corporation and Subsidiaries

[4]	Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. Substantially all of these amounts relate to leases operated by Coach, Inc. At July 2, 2005, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheet for any owners who were unable to satisfy their lease liability.

[5]	Contractual commitments and obligations identified under SFAS No. 5 are reflected and disclosed on the Consolidated Balance Sheet and in the related notes.

Pension Plans The corporation expects to contribute $219 million of cash to its pension plans in 2006 as compared to $348 million in 2005. This estimate assumes the disposition of the Direct Selling business and no other changes in the composition of the business or current minimum funding requirements. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. In addition, the corporation has announced its intent to dispose of certain businesses, and the terms of those transactions may impact future contributions to these plans. The pension plans for the corporation’s Branded Apparel operations in the United Kingdom had plan obligations that exceeded plan assets by $525 million at the end of 2005, and it may be necessary to accelerate the funding of a portion of this deficit if the Branded Apparel operations are disposed of in 2006. As a result, the actual funding in 2006 may be materially different from the current estimate.

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

The material guarantees, within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), for which the maximum potential amount of future payments can be determined, include the corporation’s contingent liability on leases on property operated by others that is described above, and the corporation’s guarantees of certain third-party debt. These debt guarantees require the corporation to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is $33 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Ratios of Cash Flow to Balance Sheet Debt and Adjusted Cash Flow to Total Debt The corporation uses the ratios of cash flow to balance sheet debt and adjusted cash flow to total debt to evaluate financial performance. The ratio of cash flow to balance sheet debt consists of net cash from operating activities from continuing operations divided by balance sheet debt, which is the total of notes payable and long-term debt. Many creditors, and the rating agencies, adjust the corporation’s cash flow and balance sheet debt when they calculate financial ratios for evaluation purposes. The adjustments include adding both the cash flow impact of changes in working capital and the assumed depreciation from leased assets to the net cash from operations amount, and adding imputed debt from operating lease obligations to the balance sheet debt amount. The corporation makes these adjustments to calculate the adjusted cash flow to total debt ratio. The adjusted cash flow to total debt ratio is a non-GAAP ratio and is reconciled to the reported amounts in the financial statements as follows:

In millions	2005	2004	2003
Net cash from operating activities from continuing operations	$1,314	$1,973	$1,807
Cash flow impact of changes in working capital	456	175	72
Assumed depreciation on leased assets	95	110	104

Adjusted net cash from operating activities	$1,865	$2,258	$1,983

Notes payable	$258	$84	$140
Long-term debt	4,496	5,241	6,161

Balance sheet debt	4,754	5,325	6,301

Present value of operating leases	519	478	411

Total debt	$5,273	$5,803	$6,712

Ratios
Cash flow to balance sheet debt	27.6%	37.1%	28.7%

Adjusted cash flow to total debt	35.4%	38.9%	29.5%

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

Sara Lee Corporation and Subsidiaries 23

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

Foreign Exchange The corporation primarily uses foreign currency forward and option contracts to hedge its exposure from adverse changes in foreign exchange rates. The corporation’s exposure to foreign exchange rates exists primarily with the European euro, Mexican peso, Swiss franc, Canadian dollar, British pound and Hungarian forint against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

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

In millions	Amounts	Average	Time Interval	Confidence Level
Value at Risk Amounts
2005
Interest rates	$9.4	$8.8	1 day	95%
Foreign exchange	5.3	7.0	1 day	95
2004
Interest rates	$14.0	$13.5	1 day	95%
Foreign exchange	5.9	5.2	1 day	95

Sensitivity Analysis For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2005 and 2004, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $10 million and $13 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

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

Sales Recognition and Incentives Sales are recognized when title and risk of loss pass to the customer. Management records provisions for

24 Sara Lee Corporation and Subsidiaries

any uncollectible amounts based upon historical collection statistics and current customer information. These estimates are reviewed each quarter and adjusted based upon actual experience. The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions is used in estimating the cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information.

Inventory Valuation Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans, and spoilage rates are key factors used by the corporation in assessing the net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

Depreciation and Impairment of Property Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. The lives used in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the corporation. Such lives may be the same as the physical lives of the assets, but they can be shorter. Estimated lives are based on historical experience, manufacturers’ estimates, engineering or appraisal evaluations and future business plans. The corporation’s policies require the periodic review of remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of the net property is 5.3 years.

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

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 2, 2005, the net book value of trademarks and other identifiable intangible assets was $1,679 million, of which $1,426 million is being amortized. The anticipated amortization over the next five years is $627 million.

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

Goodwill Goodwill is not amortized but is subject to periodic assessments of impairment. At July 2, 2005, the corporation has $3,202 million of goodwill on its books. Of this total, $1,710 million is related to the Sara Lee Bakery segment. Goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this

Sara Lee Corporation and Subsidiaries 25

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

Assets and Liabilities Acquired in Business Combinations All business acquisitions are accounted for using the purchase method. The purchase method requires the corporation to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating performance of the corporation. The corporation utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to determine the value and lives of property and identifiable intangibles, consulting actuaries are used to value the obligations associated with defined benefit retirement plans, and legal counsel is used to assess the obligations associated with legal and environmental claims.

Self-Insurance Reserves The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements.

Income Taxes Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The corporation adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

Contingent Asset The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation can receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts related to that country. Payments of 95 million euros were received in 2004 and 2005 that were equivalent to $119 million and $117 million, respectively. Any future contingent payments received will be recognized in the corporation’s earnings when received.

Defined Benefit Pension Plans See Note 20 to the Consolidated Financial Statements for information regarding the net periodic benefit cost, plan obligations, plan assets and the measurements of these amounts.

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, salary growth, expected return on plan assets, retirement rates and mortality.

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of pension obligations. Salary increase assumptions are based on historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rate of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

26 Sara Lee Corporation and Subsidiaries

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2005. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2005. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear.

		Increase/(Decrease) In
Assumption	Change	2006 Net Periodic Benefit Cost	2005 Projected Benefit Obligation
Discount rate	1% increase	$(85)	$(787)
Discount rate	1% decrease	105	980
Asset return	1% increase	(38)	—
Asset return	1% decrease	38	—

The corporation’s defined benefit pension plans had a net actuarial loss of $1,447 million at the end of 2005, $1,341 million at the end of 2004 and $1,622 million at the end of 2003. The increase in the net actuarial loss in 2005 was primarily due to a reduction in the discount rate used to measure plan obligations, and updated mortality assumptions for certain plans, offset in part by amortization of the opening balance. The decrease in the net actuarial loss in 2004 was primarily as a result of plan assets earning a rate of return in excess of the 7.2% assumed rate of return, and amortization of the opening balance, offset in part by actuarial losses on the plan obligations.

The corporation makes periodic cash contributions to its defined benefit pension plans. In 2006, the corporation expects to contribute $219 million of cash to these plans as compared to $348 million in 2005 and $112 million in 2004.

Issued But Not Yet Effective Accounting Standards

Following is a discussion of recently issued accounting standards that the corporation will be required to adopt in a future period.

Share-Based Payments Currently, the corporation recognizes employee services received in exchange for equity instruments in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee must pay for the stock. Compensation for substantially all of the corporation’s equity-based awards is measured on the date the shares are granted. Under APB No. 25, no compensation expense has been recognized for stock options, replacement stock options and shares purchased under the Employee Stock Purchase Plan. Compensation expense is, however, recognized for the cost of restricted share unit awards granted to employees under the provisions of APB No. 25.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS No. 123R), “Share-Based Payments,” the provisions of which become effective for the corporation on July 3, 2005. This Statement eliminates the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. SFAS No. 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. While the fair-value-based method prescribed by SFAS No. 123R is similar to the fair-value-based method disclosed under the provisions of SFAS No. 123 in most respects, there are some differences.

When the corporation adopts the provisions of SFAS No. 123R at the beginning of 2006, it will apply the modified prospective transition method in which compensation cost is recognized for all share-based payments granted after the beginning of 2006, plus any awards granted to employees prior to 2006 that remain unvested at that time. The corporation will not have a significant number of awards that will remain unvested at the beginning of 2006. Under this method of adoption, no restatement of prior periods is made.

The corporation has not estimated the impact of adopting SFAS No. 123R at this time. However, had SFAS No. 123R been adopted in prior periods, the effect would have approximated the SFAS No. 123 pro forma net income and earnings per share disclosures shown in Note 2 to the Consolidated Financial Statements.

Exchange of Nonmonetary Assets In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,” which clarifies that all nonmonetary transactions that have commercial substance should be recorded at fair value. SFAS No. 153 becomes effective for the corporation in 2006, and should not have a material effect on the corporation’s results of operations, cash flows or financial position.

Inventory Costs In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs” (SFAS No. 151). The provisions of this statement become effective for the corporation in 2006. SFAS No. 151 amends the existing guidance on the recognition of inventory costs to clarify the accounting for abnormal amounts of idle expense, freight, handling costs and wasted material (spoilage). Existing rules indicate that under some circumstances, items such as idle facility expense, excessive spoilage, double freight and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The corporation’s existing policies with regard to inventory accounting are consistent with the provisions of SFAS No. 151 and the adoption of this Statement is not expected to have a material impact on the valuation of inventory or operating results.

Forward-Looking Information

This document contains certain forward-looking statements, including the anticipated costs and benefits of restructuring actions, access to credit markets and the corporation’s credit ratings, the planned extinguishment of debt, the funding of pension plans, potential payments under guarantees and amounts due under future contractual obligations and commitments. In addition, from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation’s future performance by making forward-looking statements preceded by terms such as “expects,” “projects,” “anticipates” or “believes.” These forward-looking statements are based on currently available competitive, financial and

Sara Lee Corporation and Subsidiaries 27

economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are factors relating to:

Sara Lee’s relationship with its customers, such as

(i) a significant change in Sara Lee’s business with any of its major customers, such as Wal-Mart, the corporation’s largest customer, including changes in the level of inventory these customers maintain;

(ii) credit and other business risks associated with customers operating in a highly competitive retail environment;

the consumer marketplace, such as

(iii) significant competition, including advertising, promotional and price competition, and changes in consumer demand for Sara Lee’s products;

(iv) fluctuations in the availability and cost of raw materials, Sara Lee’s ability to increase product prices in response and the impact on Sara Lee’s profitability;

(v) the impact of various food safety issues on sales and profitability of Sara Lee products;

(vi) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

Sara Lee’s Transformation plan, such as

(vii) Sara Lee’s ability to complete planned business dispositions, and the timing and terms of such transactions;

(viii) Sara Lee’s ability to obtain a favorable tax ruling, and any other required regulatory approvals, on the proposed separation of its Branded Apparel Americas and Asian business;

(ix) the impact which the separation of the Branded Apparel Americas and Asian business will have upon the funding requirements of the remaining domestic operations and related cost of remitting additional earnings of foreign subsidiaries to the U.S.;

(x) Sara Lee’s ability to effectively integrate its remaining businesses into the contemplated new business structure, including Sara Lee’s ability to transition customers to different Bakery brands, transition to common information systems and processes and manage plant capacity and workforce reductions;

(xi) Sara Lee’s ability to generate the anticipated efficiencies and savings from the various business Transformation efforts; and

(xii) the impact of the Transformation plan on Sara Lee’s relationships with its employees, its major customers and vendors and Sara Lee’s cost of funds;

Sara Lee’s international operations, such as

(xiii) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the euro, given Sara Lee’s significant concentration of business in Western Europe;

(xiv) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers;

previous business decisions, such as

(xv) Sara Lee’s ability to achieve planned cash flows from capital expenditures and acquisitions, particularly Earthgrains, and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows;

(xvi) credit ratings issued by the three major credit rating agencies and the impact these ratings have on the corporation’s cost to borrow funds and access to capital/debt markets;

(xvii) the settlement of a number of ongoing reviews of Sara Lee’s income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business; and

(xviii) the continued legality of tobacco products in the Netherlands, Germany and Belgium.

        In addition, the corporation’s results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes, and laws and regulations in markets where the corporation competes. We have provided additional information in our Form 10-K for fiscal 2005, which readers are encouraged to review, concerning factors that could cause actual results to differ materially from those in the forward-looking statements. Sara Lee undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

28 Sara Lee Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended
Dollars in millions except per share data	July 2, 2005	July 3, 2004	June 28, 2003
Continuing operations
Net sales	$19,254	$19,119	$17,888

Cost of sales	12,284	11,867	10,931
Selling, general and administrative expenses	5,524	5,653	5,334
Charges for (income from) exit activities and business dispositions	93	48	(11)
Impairment charges	350	—	—
Contingent sale proceeds	(117)	(119)	—
Interest expense	290	271	276
Interest income	(104)	(88)	(76)

	18,320	17,632	16,454

Income from continuing operations before income taxes	934	1,487	1,434
Income taxes	203	248	247

Income from continuing operations	731	1,239	1,187

Discontinued operations
Net (loss) income from discontinued operations, net of tax of $67, $22 and $17	(12)	33	34

Net income	$719	$1,272	$1,221

Net income from continuing operations per share of common stock
Basic	$0.93	$1.57	$1.51

Diluted	$0.92	$1.55	$1.46

Net income per share of common stock
Basic	$0.91	$1.61	$1.55

Diluted	$0.90	$1.59	$1.50

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries 29

Consolidated Balance Sheets

Dollars in millions except share data	July 2, 2005	July 3, 2004	June 28, 2003
Assets
Cash and equivalents	$545	$655	$1,004
Trade accounts receivable, less allowances of $183 in 2005, $221 in 2004 and $212 in 2003	2,040	1,848	1,787
Inventories
Finished goods	1,889	1,879	1,767
Work in process	345	397	405
Materials and supplies	460	452	480

	2,694	2,728	2,652
Other current assets	379	380	359
Assets of discontinued operations held for sale	153	125	110

Total current assets	5,811	5,736	5,912

Other noncurrent assets	121	143	281
Deferred tax asset	310	281	453
Property
Land	147	148	195
Buildings and improvements	2,133	2,030	1,895
Machinery and equipment	5,065	5,045	4,872
Construction in progress	224	282	289

	7,569	7,505	7,251
Accumulated depreciation	4,427	4,269	3,939

Property, net	3,142	3,236	3,312
Trademarks and other identifiable intangibles, net	1,679	1,977	2,058
Goodwill	3,202	3,354	3,331
Assets of discontinued operations held for sale	147	152	149

	$14,412	$14,879	$15,496

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

30 Sara Lee Corporation and Subsidiaries

	July 2, 2005	July 3, 2004	June 28, 2003
Liabilities and Stockholders’ Equity
Notes payable	$258	$84	$140
Accounts payable	1,453	1,293	1,314
Accrued liabilities
Payroll and employee benefits	1,081	1,150	1,193
Advertising and promotion	521	531	439
Taxes other than payroll and income	116	119	111
Income taxes	160	247	22
Other	843	829	900
Current maturities of long-term debt	381	1,070	1,004
Liabilities of discontinued operations held for sale	155	87	46

Total current liabilities	4,968	5,410	5,169
Long-term debt	4,115	4,171	5,157
Pension obligation	858	870	1,178
Other liabilities	1,452	1,362	1,496
Liabilities of discontinued operations held for sale	—	7	18
Minority interest in subsidiaries	81	74	356
Preferred stock (authorized 13,500,000 shares; no par value)
ESOP convertible: Issued and outstanding – 3,051,643 shares in 2003	—	—	221
Unearned deferred compensation	—	—	(182)
Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 785,894,778 shares in 2005; 793,924,013 shares in 2004 and 777,347,330 shares in 2003	8	8	8
Capital surplus	79	104	32
Retained earnings	4,408	4,437	3,787
Unearned stock	(155)	(170)	(10)
Accumulated other comprehensive loss	(1,402)	(1,394)	(1,734)

Total common stockholders’ equity	2,938	2,985	2,083

	$14,412	$14,879	$15,496

Sara Lee Corporation and Subsidiaries 31

Consolidated Statements of Common Stockholders’ Equity

Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balances at June 29, 2002	$1,779	$8	$96	$3,168	$(23)	$(1,470)
Net income	1,221	—	—	1,221	—	—	$1,221
Translation adjustments, net of tax of $(123)	345	—	—	—	—	345	345
Minimum pension liability, net of tax of $327	(606)	—	—	—	—	(606)	(606)
Net unrealized loss on qualifying cash flow hedges	(3)	—	—	—	—	(3)	(3)

Comprehensive income							$957

Dividends	(497)	—	—	(497)	—	—
Stock issuances - restricted stock	14	—	14	—	—	—
Stock option and benefit plans	98	—	98	—	—	—
Tax benefit related to stock-based compensation	10	—	10	—	—	—
Share repurchases and retirements	(305)	—	(194)	(111)	—	—
ESOP tax benefit, redemptions and other	27	—	8	6	13	—

Balances at June 28, 2003	2,083	8	32	3,787	(10)	(1,734)
Net income	1,272	—	—	1,272	—	—	$1,272
Translation adjustments, net of tax of $59	135	—	—	—	—	135	135
Minimum pension liability, net of tax of $(110)	202	—	—	—	—	202	202
Net unrealized gain on qualifying cash flow hedges	3	—	—	—	—	3	3

Comprehensive income							$1,612

Dividends	(594)	—	—	(594)	—	—
Stock issuances - restricted stock	20	—	20	—	—	—
Stock option and benefit plans	138	—	138	—	—	—
Tax benefit related to stock-based compensation	14	—	14	—	—	—
Share repurchases and retirements	(350)	—	(321)	(29)	—	—
Conversion of ESOP preferred to common	28	—	210	—	(182)	—
ESOP tax benefit, redemptions and other	34	—	11	1	22	—

Balances at July 3, 2004	2,985	8	104	4,437	(170)	(1,394)
Net income	719	—	—	719	—	—	$719
Translation adjustments, net of tax of $(14)	62	—	—	—	—	62	62
Minimum pension liability, net of tax of $39	(70)	—	—	—	—	(70)	(70)
Net unrealized gain on qualifying cash flow hedges	—	—	—	—	—	—	—

Comprehensive income							$711

Dividends	(614)	—	—	(614)	—	—
Stock issuances - restricted stock	51	—	51	—	—	—
Stock option and benefit plans	167	—	167	—	—	—
Tax benefit related to stock-based compensation	10	—	10	—	—	—
Share repurchases and retirements	(396)	—	(258)	(138)	—	—
ESOP tax benefit, redemptions and other	24	—	5	4	15	—

Balances at July 2, 2005	$2,938	$8	$79	$4,408	$(155)	$(1,402)

The accompanying Notes to Financial Statements are an integral part of these statements.

32 Sara Lee Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended
Dollars in millions	July 2, 2005	July 3, 2004	June 28, 2003
Operating Activities
Income from continuing operations	$731	$1,239	$1,187
Less: Cash received from contingent sale proceeds	(117)	(119)	—
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Depreciation	563	554	525
Amortization of intangibles	174	166	136
Impairment charge	350	—	—
Net (loss) gain on business dispositions	(68)	14	(16)
Increase in deferred taxes	79	138	5
Other	58	156	42
Changes in current assets and liabilities, net of businesses acquired and sold
(Increase) decrease in trade accounts receivable	(196)	(42)	94
Decrease (increase) in inventories	23	(50)	(23)
(Increase) decrease in other current assets	(2)	44	(17)
(Decrease) increase in accounts payable	(4)	46	(126)
(Decrease) in accrued liabilities	(277)	(173)	—

Net cash from operating activities from continuing operations	1,314	1,973	1,807

Operating cash flows from discontinued operations	36	69	17

Net cash from operating activities	1,350	2,042	1,824

Investment Activities
Purchases of property and equipment	(538)	(530)	(746)
Acquisitions of businesses and investments	(2)	—	(10)
Dispositions of businesses and investments	86	137	—
Cash received from contingent sale proceeds	117	119	—
Sales of assets	104	90	81
Other	—	—	1

Net cash used in investment activities	(233)	(184)	(674)

Financing Activities
Issuances of common stock	161	139	98
Purchases of common stock	(396)	(350)	(305)
Redemption of preferred stock	—	—	(250)
Borrowings of long-term debt	339	1	1,773
Repayments of long-term debt	(1,033)	(1,288)	(995)
Short-term borrowings (repayments), net	178	(19)	(359)
Payments of dividends	(464)	(714)	(497)

Net cash used in financing activities	(1,215)	(2,231)	(535)

Effect of changes in foreign exchange rates on cash	(7)	35	65

(Decrease) increase in cash and equivalents	(105)	(338)	680
Less: Cash and equivalents of discontinued operations	(19)	(14)	(3)
Cash and equivalents at beginning of year	669	1,007	327

Cash and equivalents at end of year	$545	$655	$1,004

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries 33

Notes to Financial Statements

(Dollars in millions except per share data)

Note 1 – Nature of Operations and Basis of Presentation

Nature of Operations Sara Lee Corporation (the corporation) is a U.S.-based multinational corporation. The corporation’s principal product lines are branded packaged meat products; fresh and frozen bakery products; roast and ground coffee; household products; and branded apparel products consisting primarily of intimate apparel, knit products and legwear. The relative importance of each operation over the past three years, as measured by sales and operating segment income, is presented in Note 24 – Business Segment Information of these financial statements. Food and beverage sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and the foodservice channel. Household products are primarily sold through the retail channel, while distribution channels in the Branded Apparel business range from department and specialty stores for premium brands to warehouse clubs and mass-merchandise outlets for value-priced brands.

Basis of Presentation The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries and have been prepared in accordance with generally accepted accounting principles in the U.S. (GAAP). The results of the corporation’s Direct Selling business are reported as a discontinued operation in 2005 and all prior years. The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, self-insurance reserves, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, and assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans. Actual results could differ from these estimates.

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal year 2004 was a 53-week year, while fiscal years 2005 and 2003 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Note 2 – Summary of Significant Accounting Policies

The Consolidated Financial Statements include the accounts of the corporation, its controlled subsidiary companies, which in general are majority owned, and the accounts of variable interest entities (VIEs) for which the corporation is deemed the primary beneficiary, as defined by the Financial Accounting Standards Board’s (FASB) Interpretation No. 46 (FIN 46) and related interpretations. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains and losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings as realized.

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

Discontinued Operations A business component that either has been disposed of or is classified as held for sale is accounted for as a discontinued operation if the cash flow of the component has been or will be eliminated from the ongoing operations of the corporation and the corporation will no longer have any significant continuing involvement in the business. The results of operations of the discontinued operations through the date of sale, including any gain or loss on disposition, are aggregated and presented on a separate line in the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines in the balance sheet.

Sales Recognition and Incentives Sales are recognized when title and risk of loss pass to the customer. The corporation offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

Discounts, Coupons and Rebates The cost of these incentives is recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. Incentives offered in the form of free product are included in the determination of cost of sales.

Slotting Fees Certain retailers require the payment of slotting fees in order to obtain space for the corporation’s products on the retailer’s store shelves. The cost of these fees is recognized at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales.

34 Sara Lee Corporation and Subsidiaries

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

Fixtures and Racks Store fixtures and racks are given to retailers to display certain of the corporation’s products. The costs of these fixtures and racks are recognized in the determination of net income in the period in which they are delivered to the retailer.

Advertising Expense Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” caption in the Consolidated Statements of Income and was $446 in 2005, $421 in 2004 and $458 in 2003.

Cash and Equivalents All highly liquid investments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents. The corporation revised its classification of certain balances to notes payable by an immaterial amount at the end of 2004 and 2003, to recognize that the legal right of offset did not exist.

Accounts Receivable Valuation Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the corporation’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Inventory Valuation Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for 98% of the corporation’s inventories at July 2, 2005, and by the last-in, first-out (LIFO) for the remainder. There was no difference between the FIFO and LIFO inventory valuation at July 2, 2005, July 3, 2004 or June 28, 2003. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment is depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $10, $9 and $11 in 2005, 2004 and 2003, respectively.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not permitted under U.S. generally accepted accounting principles.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations, and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived identifiable intangible asset to the corporation is based upon a number of factors including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows.

        Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Goodwill Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the corporation given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the

35 Sara Lee Corporation and Subsidiaries

goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

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

Compensation expense is, however, recognized for the cost of restricted stock unit (RSU) awards granted to key executives under the provisions of APB No. 25. The corporation utilizes two types of restricted share awards.

•	A substantial portion of all RSUs vest solely upon continued future service to the corporation. The cost of these awards is determined using the fair value of shares on the date of grant, and compensation is recognized ratably over the period during which the employees provide the requisite service to the corporation.

•	A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares awarded at the end of the performance period. At interim dates, the corporation determines the expected compensation expense using the estimated number of shares to be earned and the change in the market price of the shares from the beginning to the end of the period.

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

	2005	2004	2003
Reported net income	$719	$1,272	$1,221
Plus – stock-based employee compensation included in reported net income, net of related tax effects	50	20	16
Less – total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(68)	(48)	(49)

Pro forma net income	$701	$1,244	$1,188

Earnings per share
Basic – as reported	$0.91	$1.61	$1.55

Basic – pro forma	$0.89	$1.58	$1.51

Diluted – as reported	$0.90	$1.59	$1.50

Diluted – pro forma	$0.88	$1.56	$1.46

Income Taxes As a global commercial enterprise, the corporation’s tax rate from period to period is affected by many factors. The most significant of these factors are changes in tax legislation, the global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions, and the portion of the income of foreign subsidiaries that is expected to be repatriated to the U.S. and be taxable. In addition, the corporation’s tax returns are routinely audited and finalization of issues raised in these audits sometimes affect the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that are expected to be remitted to the U.S. and be taxable.

The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. The corporation adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. If the corporation’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payments of these amounts ultimately prove to be less than the recorded amounts, the reversal of the liabilities would result in income tax benefits being recognized in the period when it is determined the liabilities are no longer necessary.

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

Sara Lee Corporation and Subsidiaries 36

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

Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. The fair value is based upon either market quotes for actively traded instruments or independent bids for non-exchange-traded instruments.

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

Net Investment Hedge A hedge of a net investment in a foreign operation is declared as a net investment hedge. The effective portion of the change in the fair value of derivatives, based upon spot rates, used as a net investment hedge of a foreign operation is recorded in the cumulative translation adjustment account within common stockholders’ equity. The ineffective portion of the change in the fair value of a derivative or non-derivative instrument designated as a net investment hedge is recorded in “Selling, general and administrative expenses,” or “Interest expense,” if the hedging instrument is a swap, in the Consolidated Statements of Income. Non-U.S. dollar financing transactions are accounted for as net investment hedges when the hedged item is a long-term investment in the corresponding foreign currency.

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

Substantially all consideration associated with business acquisitions and dispositions recognized in 2005, 2004 and 2003 involved the receipt or payment of cash. These amounts are disclosed in the Consolidated Statements of Cash Flows and the Consolidated Statements of Common Stockholders’ Equity.

Note 3 – Discontinued Operations

As part of the corporation’s Transformation plan, steps were undertaken to dispose of the Direct Selling business. In 2005, the Direct Selling business was reported as a discontinued operation and on August 10, 2005, the corporation announced that it had entered into a definitive agreement to sell this business for $557 of cash. The transaction is expected to close in the second quarter of 2006, subject to regulatory approval and customary closing conditions. Previously, the Direct Selling business had been reported as a component of the Household Products business segment.

Summary results of operations for the Direct Selling business are as follows:

	2005	2004	2003
Net sales	$473	$447	$403

Income before income taxes	$55	$55	$50
Income tax expense	(67)	(22)	(16)

(Loss) income from discontinued operations	$(12)	$33	$34

Earnings from discontinued operations per share of common stock
– Basic	$(0.02)	$0.04	$0.04

– Diluted	$(0.01)	$0.04	$0.04

The operations of this business are outside the U.S. and at the end of 2005, the accumulated earnings of these foreign subsidiaries were no longer considered permanently invested. The increase in the income tax expense of this business in 2005 resulted from the recognition of the tax obligation associated with the accumulated earnings of these foreign subsidiaries.

37 Sara Lee Corporation and Subsidiaries

The assets and liabilities of the Direct Selling business, which are reflected as assets and liabilities of the discontinued operations held for sale on the Consolidated Balance Sheet, are as follows:

	2005	2004	2003
Cash	$19	$14	$3
Trade accounts receivable	43	40	36
Inventories	64	51	52
Other current assets	27	20	19

Total current assets held for sale	153	125	110

Property	38	35	38
Trademarks and other intangibles	41	47	52
Goodwill	60	60	56
Other assets	8	10	3

Asset of discontinued operations held for sale	$300	$277	$259

Accounts payable	$36	$32	$32
Notes payable	7	1	—
Accrued expenses	112	54	14

Total current liabilities held for sale	155	87	46

Other liabilities	—	7	18

Liabilities of discontinued operations held for sale	$155	$94	$64

Note 4 – Impairment Charges

In 2005, the corporation recognized impairment charges that reduced income from continuing operations before tax by $350 and reduced income from continuing operations and diluted earnings per share from continuing operations by $291 and $0.37, respectively. A description of each charge follows:

European Branded Apparel The corporation previously announced its intent to dispose of its European Branded Apparel business, and during 2005, steps were taken to market and identify potential buyers for this business. As part of this process, the corporation received a series of nonbinding bids for the business. During 2005, the operating results of the business deteriorated significantly from prior years and failed to meet planned expectations. Prospective buyers reacted to this downturn by progressively lowering their offers. The nonbinding offers received in the fourth quarter of 2005 were less than the carrying value of the reporting unit and resulted in a pretax charge of $305 to recognize the impairment of $182 of goodwill and $123 of indefinite lived trademarks in this reporting unit. The assets of this reporting unit were classified as held for use at the close of 2005 and the corporation is evaluating alternative courses of action. This charge was recognized in the results of the Branded Apparel segment. It is possible that an additional impairment charge may be recognized when the assets are classified as held for sale.

U.S. Retail Coffee As part of the business Transformation effort, the corporation initiated steps to dispose of certain assets used to manufacture and market roast and ground coffee products in the U.S. retail coffee channel. These assets are part of a larger U.S. coffee reporting unit that also provides products to the foodservice channel. The specific retail coffee trademarks and assets identified for disposal were classified as held for use as of the end of 2005, and the corporation obtained a third-party estimate of the selling price of these assets. The carrying value of the retail coffee asset group exceeded the estimated future cash flows, and a pretax charge of $45 was recorded to recognize the impairment of $13 of manufacturing assets and $32 of trademarks in the asset group. This charge is recognized in the results of the Beverage segment. Should the U.S. retail coffee asset group be sold, it will be necessary to allocate a portion of the goodwill associated with the U.S. coffee reporting unit to the retail asset group and an additional impairment charge may be recognized.

Note 5 – Common Stock

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2005	2004	2003
Beginning balances	793,924	777,347	784,721
Stock issuances
Stock option and benefit plans	9,379	9,147	6,797
Business acquisitions	7	5	11
Restricted stock plans	700	869	1,035
Reacquired shares	(18,293)	(18,035)	(15,911)
Conversion of ESOP preferred shares	—	23,211	—
ESOP share redemption	—	1,262	579
Other	178	118	115

Ending balances	785,895	793,924	777,347

Common stock dividends and dividend per share amounts declared were $614 and $0.78 in 2005, $594 and $0.75 in 2004 and $480 and $0.615 in 2003.

Note 6 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Cumulative Translation Adjustment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income
Balance at June 29, 2002	$(1,273)	$(14)	$(183)	$(1,470)
Other comprehensive income (loss) activity	345	(3)	(606)	(264)

Balance at June 28, 2003	(928)	(17)	(789)	(1,734)

Other comprehensive income (loss) activity	135	3	202	340

Balance at July 3, 2004	(793)	(14)	(587)	(1,394)

Other comprehensive income (loss) activity	62	—	(70)	(8)

Balance at July 2, 2005	$(731)	$(14)	$(657)	$(1,402)

Note 7 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans.

Stock Options The exercise price of each stock option equals or exceeds the market price of the corporation’s stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally vest ratably over three years.

Under certain stock option plans, an active employee may receive a replacement stock option equal to the number of shares surrendered upon a stock-for-stock exercise. The exercise price of the replacement option is 100% of the market value at the date of exercise of the original option, and the replacement option will remain exercisable for the remaining term of the original option. Replacement stock options generally vest six months from the grant date. Beginning in 2006, the corporation has discontinued the granting of replacement stock options.

Sara Lee Corporation and Subsidiaries 38

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2005	2004	2003
Expected lives	3.5 years	3.5 years	3.7 years
Risk-free interest rate	3.3%	2.5%	2.4%
Expected volatility	23.2%	25.6%	29.2%
Dividend yield	3.5%	3.6%	3.0%

A summary of the changes in stock options outstanding under the corporation’s option plans during the years ended July 2, 2005, July 3, 2004 and June 28, 2003 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price
Outstanding at June 29, 2002	80,619	$21.04
Granted	12,357	20.24
Exercised	(8,861)	17.17
Canceled/expired	(8,059)	23.00

Outstanding at June 28, 2003	76,056	21.15
Granted	4,715	22.11
Exercised	(11,170)	17.34
Canceled/expired	(5,228)	23.26

Outstanding at July 3, 2004	64,373	21.72
Granted	3,651	23.20
Exercised	(10,930)	19.31
Canceled/expired	(3,551)	24.39

Outstanding at July 2, 2005	53,543	$22.14

The following table summarizes information about stock options outstanding at July 2, 2005:

Shares in thousands	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at July 2, 2005	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable at July 2, 2005	Weighted Average Exercise Price
$ 3.76–$21.60	17,818	4.0	$18.86	16,329	$18.89
21.61– 23.13	17,832	4.6	22.29	17,581	22.30
23.14– 31.60	17,893	2.7	25.24	17,722	25.26

$ 3.76–$31.60	53,543	3.8	$22.14	51,632	$22.24

At July 3, 2004 and June 28, 2003, the number of options exercisable was 54,656 and 61,074, respectively, with weighted average exercise prices of $21.86 and $21.38, respectively. Options available for future grant at the end of 2005, 2004 and 2003 were 63,940, 65,367 and 62,825, respectively. The weighted average fair value of individual options granted during 2005, 2004 and 2003 was $2.78, $2.56 and $2.76, respectively.

Employee Stock Purchase Plan (ESPP) The ESPP permits eligible full-time employees to purchase a limited number of shares of the corporation’s common stock at 85% of market value. Under the plan, the corporation sold 1,630,014, 1,845,382 and 1,799,338 shares to employees in 2005, 2004 and 2003, respectively. Pro forma compensation expense is calculated for the fair value of the employees’ purchase rights using the Black-Scholes model. Assumptions include an expected life of 1/4 of a year and weighted average risk-free interest rates of 2.3% in 2005, 0.97% in 2004 and 1.4% in 2003. Other underlying assumptions are consistent with those used for the corporation’s stock option plans described above. The weighted average fair value of individual options granted during 2005, 2004 and 2003 was $4.05, $3.81 and $4.09, respectively.

Stock Unit Awards Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined goals, the RSUs are converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. Awards granted in 2005, 2004 and 2003 were 4,892,223 units, 2,114,377 units and 2,696,621 units, respectively. The fair value of the stock unit awards on the date of grant in 2005, 2004 and 2003 was $107, $40 and $50, respectively. Compensation expense for these plans in 2005, 2004 and 2003 was $76, $30 and $25, respectively.

Note 8 – Employee Stock Ownership Plans (ESOP)

Sara Lee ESOP The corporation maintains an ESOP that provides a retirement benefit for nonunion domestic employees. The convertible preferred stock sold to the corporation’s ESOP was converted by the trustees into 23,211,245 shares of the corporation’s common stock in September 2003. The conversion reflects the conversion rate of 8-to-1, for the three 2-for-1 common stock splits since the Sara Lee ESOP was formed in 1989. The ESOP trustees decided to convert the preferred stock since the dividend received by the Trust on the corporation’s common stock exceeded the dividend received for holding preferred stock. The conversion of the preferred stock and the related unearned deferred compensation are reflected in the common equity of the corporation at the end of 2004. Prior to the conversion to common stock, the plan held both allocated and unallocated shares. Upon the conversion, all allocated shares were released from the plan to participants’ accounts. During 2005 and 2004, the Sara Lee ESOP unallocated common stock received total dividends of $8 or $0.78 per share in 2005 and $8 or $0.75 per share in 2004. During 2003, the Sara Lee ESOP held both allocated and unallocated shares of preferred stock, and total dividends and dividend per share amounts declared were $17 and $5.4375 per share. The purchase of the original preferred stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force Opinion 89-8.

Sara Lee ESOP related expenses amounted to $7 in 2005, $11 in 2004 and $15 in 2003. Payments to the Sara Lee ESOP were $12 in 2005, $39 in 2004 and $57 in 2003. The debt of the ESOP was fully repaid in 2004 and only loans from the corporation to the ESOP remain. Principal and interest payments made by the Sara Lee ESOP on ESOP debt guaranteed by the corporation were $31 and $2 in 2004 and $52 and $5 in 2003, respectively.

Earthgrains ESOP During 2004, the remaining common stock held by the Earthgrains ESOP plan were utilized to make 401(k) matching contributions and the plan was terminated. The corporation acquired The Earthgrains Company (Earthgrains) on August 7, 2001. Earthgrains had established a Common Stock ESOP on July 1, 1996, that borrowed $16.8 from Earthgrains for a term of 10 years at a rate of 8% to purchase Earthgrains’ common stock to establish the plan. The Earthgrains ESOP provided a 401(k) match to eligible domestic employees. Common stock is allocated to participants over the period as contributions are made to the plan based upon a ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan.

Earthgrains ESOP expense is recognized in accordance with American Institute of Certified Public Accountants Statement of Position No. 93-6. Earthgrains ESOP expense was $6 in 2004 and $14 in 2003. Payments to the Earthgrains ESOP were $1 in 2004 and $3 in 2003, and principal and interest payments made by the Earthgrains ESOP were $1 and less than $0.1 in 2004 and $3 and $0.3 in 2003. All common stock had been released by the plan at the

39 Sara Lee Corporation and Subsidiaries

end of 2004. Common stock pledged and common stock released but unallocated by the Earthgrains ESOP were 348,378 and zero in 2003. The fair value of unearned shares in the Earthgrains ESOP was $6 and $23 at the end of 2003. These shares of common stock were included in outstanding shares for basic and diluted earnings per share in the respective periods.

Note 9 – Preferred Stock Purchase Rights

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

Note 10 – Minority Interest in Subsidiaries

Minority interest in subsidiaries in 2005 consists of the equity interest of minority investors in consolidated subsidiaries of the corporation. In 2003, minority interest also included preferred equity securities issued by subsidiaries of the corporation. The corporation’s consolidated minority interest expense of $11 in 2005, $6 in 2004 and $20 in 2003 is recorded in “Selling, general and administrative expenses.”

On the first day of 2004, the provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150) became effective for the corporation. Under the provisions of that standard, $295 of preferred equity securities were reclassified from “Minority interest in subsidiaries” to the “Current maturities of long-term debt” on the Consolidated Balance Sheet. These securities were outstanding in 2003 and included in “Minority interest in subsidiaries.” These preferred equity securities were issued by a wholly owned foreign subsidiary of the corporation. The securities provided a rate of return based upon the Euribor interbank borrowing rate, which averaged 3.3% in 2003. The provisions of SFAS No. 150 prohibit the restatement of financial statements for periods prior to the effective date of the statement.

During 2003, the preferred equity securities issued by a domestic subsidiary were redeemed by the corporation for $250. The securities provided the holder a rate of return based upon the LIBOR interest rate plus 0.425%. The average LIBOR borrowing rates in 2003 were 2.0%.

No gain or loss was recognized as a result of the issuance of either of these preferred equity securities, and the corporation owned substantially all of the voting equity of the subsidiaries both before and after the transactions.

Note 11 – Earnings per Share

Net income per share – basic is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 26.7 million shares of common stock at July 2, 2005, 40.3 million shares of common stock at July 3, 2004 and 53.7 million shares of common stock at June 28, 2003 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock, and therefore are anti-dilutive.

The following is a reconciliation of net income to net income per share – basic and – diluted for the years ended July 2, 2005, July 3, 2004 and June 28, 2003:

Shares in millions	2005	2004	2003

Income from continuing operations	$731	$1,239	$1,187
(Loss) income from discontinued operations	(12)	33	34

Net income	719	1,272	1,221
Less dividends on preferred stock, net of tax benefits	—	—	(10)

Net income applicable to common stockholders – basic	719	1,272	1,211
Adjustment for assumed conversion of ESOP shares	—	—	9

Net income applicable to common stockholders – diluted	$719	$1,272	$1,220

Average shares outstanding – basic	789	788	781
Dilutive effect of stock option and stock award plans	7	5	7
Dilutive effect of ESOP shares	—	5	24

Diluted shares outstanding	796	798	812

Income from continuing operations per share
– Basic	$0.93	$1.57	$1.51

– Diluted	$0.92	$1.55	$1.46

Net income per share
– Basic	$0.91	$1.61	$1.55

– Diluted	$0.90	$1.59	$1.50

Sara Lee Corporation and Subsidiaries 40

Note 12 – Long-Term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	Maturity Date	2005	2004	2003
Senior Debt – Fixed Rate
1.95% notes	2006	$200	$200	$200
6.125% notes	2008	726	729	686
11.35% Mexican peso notes	2008	19	24	29
5.6% - 6.95% Medium term notes	2006-2008[1]	396	475	601
2.75% notes	2008	300	300	300
7.05% - 7.40% notes	2008	75	75	75
6.5% notes	2009	150	150	150
7.26% - 7.71% notes	2010	25	25	25
6.25% notes	2012	1,110	1,110	1,110
3.875% notes	2013	500	500	500
10.00% Zero coupon notes	2014	8	7	7
10.00% - 14.25% Zero coupon notes	2015	35	31	27
6.125% notes	2033	500	500	500
5% euro notes	2004	—	—	261
8.375% notes	2004	—	—	300
4.625% euro notes	2005	—	608	571
1.55% Japanese yen notes	2005	—	42	38
5.73% - 8.176% ESOP debt	2004	—	—	29

Total Senior Fixed Rate		4,044	4,776	5,409
Senior Debt – Variable Rate

Euro denominated – Euro interbank offered rate (EURIBOR) plus .10%	2007	303	—	—
U.S. dollar – London interbank offered rate (LIBOR) plus .20%	2004	—	—	250
Euro denominated – Euro overnight index average plus .25%	2005	—	304	286

Total Senior Debt		4,347	5,080	5,945
Obligations under capital lease		81	65	51
Other		54	95	103

Total debt		4,482	5,240	6,099
Unamortized discounts		(10)	(12)	(9)
Hedged debt adjustment to fair value		24	13	71

Total long-term debt		4,496	5,241	6,161
Less current portion		381	1,070	1,004

		$4,115	$4,171	$5,157

[1]	Amounts outstanding at the end of 2005 mature as follows: $144 in 2006; $25 in 2007 and $227 in 2008.

As more fully described in Note 10 – “Minority Interest in Subsidiaries,” the corporation adopted SFAS No. 150 as of the beginning of 2004 and reclassified $295 of preferred equity securities from “Minority interest in subsidiaries” to “Current maturities of long-term debt” on the Consolidated Balance Sheet. These preferred equity securities were redeemed by the corporation prior to the end of 2004.

Payments required on long-term debt during the years ending in 2006 through 2010 are $381, $359, $1,349, $164 and $29, respectively. The corporation made cash interest payments of $311, $293 and $294 in 2005, 2004 and 2003, respectively.

Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years. The net book value of capital lease assets included in property at July 2, 2005, July 3, 2004 and June 28, 2003 was $79, $67 and $51, respectively.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at July 2, 2005 were as follows:

	Capital Leases	Operating Leases
2006	$28	$147
2007	21	126
2008	14	102
2009	7	86
2010	4	73
Thereafter	11	200

Total minimum lease payments	85	$734

Amounts representing interest	(4)

Present value of net minimum payments	81
Current portion	26

Noncurrent portion	$55

Depreciation expense of capital lease assets was $35 in 2005, $22 in 2004 and $11 in 2003. Rental expense under operating leases was $210 in 2005, $198 in 2004 and $197 in 2003.

Contingent Lease Obligation The corporation is contingently liable for leases on property operated by others. At July 2, 2005, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $213. The minimum annual rentals under these leases is $28 in 2006, $26 in 2007, $24 in 2008, $22 in 2009, $20 in 2010 and $93 thereafter. The largest single component of these amounts relate to a number of retail store leases operated by Coach, Inc., which is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2005 was $15. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Note 14 – Credit Facilities

The corporation has numerous credit facilities available, including ongoing revolving credit agreements totaling $3.2 billion that had a weighted average annual fee of 0.08% as of July 2, 2005. These agreements support commercial paper borrowings and other financial instruments. Selected data on the corporation’s short-term obligations follow:

	2005	2004	2003
Maximum month-end borrowings	$2,996	$2,087	$1,965
Average borrowings during the year	2,625	1,817	1,364
Year-end borrowings	258	84	140
Weighted average interest rate during the year	2.3%	1.3%	1.7%
Weighted average interest rate at year-end	3.9	6.3	5.0

Note 15 – Sale of Accounts Receivable

During 2005, the corporation terminated its receivable sale program and no receivables were sold under this program at the end of 2005. Previously, the corporation had an agreement under which several of its operating units sold trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in the corporation’s results of operations and statement of financial position. This subsidiary held trade accounts receivable that it purchased from the operating units and sold participating interests in these receivables to financial institutions, which in turn purchased and received ownership and security interests in those receivables. The amount of receivables sold under this program was $150 at the end of 2004 and $250 at the end of 2003. The proceeds from the receivables sales were used to reduce borrowings. Changes in the balance of receivables sold are reported in the Consolidated Statement of Cash Flows as a component of operating cash flow (change in trade receivables). As collections reduced

41 Sara Lee Corporation and Subsidiaries

accounts receivable included in the pool, the operating units sold new receivables to the limited purpose subsidiary. The limited purpose subsidiary had the risk of credit loss on the sold receivables.

The proceeds from the sale of the receivables was equal to the face amount of the receivables less a discount. The discount was a floating rate that approximated short-term borrowing rates for investment grade entities and was accounted for as a cost of the receivable sale program. This cost has been included in “Selling, general and administrative expenses” in the Consolidated Statements of Income. This discount aggregated $3, $3 and $5 in 2005, 2004 and 2003, respectively, or 2.5%, 1.5% and 1.9%, respectively, of the weighted average balance of the receivables outstanding during the periods. The corporation retained collection and administrative responsibilities for the participating interests in the defined pool.

Note 16 – Contingencies

Contingent Asset The corporation sold its European cut tobacco business in 1999. Under the terms of that sale agreement, the corporation received a cash payment of 95 million euros from the buyer in the third quarter of 2004 and a second payment of 95 million euros in the first quarter of 2005. If tobacco continues to be a legal product in the Netherlands, Germany and Belgium, additional annual payments of 95 million euros can be received beginning in 2006 and extending through 2010. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts. The contingent payment of these amounts is based on the legal status of the product in each country, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If any of these amounts are received, they will be recognized in income upon receipt and separately disclosed.

Contingent Liabilities The corporation is a party to various pending legal proceedings, claims and environmental actions by government agencies. In accordance with SFAS No. 5, “Accounting for Contingencies,” the corporation records a provision with respect to a claim, suit, investigation, or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the Consolidated Financial Statements of the corporation in any of these years presented. Although the outcome of such items cannot be determined with certainty, the corporation’s general counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.

Note 17 – Guarantees

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

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined, are as follows:

•	The corporation is contingently liable for leases on property operated by others. At July 2, 2005, the maximum potential amount the corporation could be required to make if all the current operators default is $213. This contingent obligation is more completely described in Note 13 to the Consolidated Financial Statements titled “Leases.”

•	The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $33. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Note 18 – Financial Instruments and Risk Management

Interest Rate and Currency Swaps To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate instruments or fix the interest payments of certain floating-rate debt instruments. The corporation has issued certain foreign-denominated debt instruments and utilizes currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt.

Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges.

Currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges. The effective portion of the gains or losses of currency swaps which are recorded as cash flow hedges is recorded in accumulated other comprehensive income and reclassified into earnings to offset the gain or loss arising from the remeasurement of the hedged item.

The fair value of interest rate and currency swaps is determined based upon externally developed pricing models, using financial data obtained from swap dealers.

Sara Lee Corporation and Subsidiaries 42

	Notional Principal[1]	Weighted Average Interest Rates[2]
		Receive	Pay
Interest Rate Swaps
2005 Receive fixed – pay variable	$1,644	4.8%	4.4%
2004 Receive fixed – pay variable	1,725	4.9	3.1
2003 Receive fixed – pay variable	887	5.6	2.2
Currency Swaps
2005 Receive fixed – pay fixed	$680	5.1%	5.0%
2004 Receive fixed – pay fixed	683	5.1	5.0
Receive variable – pay variable	248	2.5	1.7
2003 Receive fixed – pay fixed	380	6.3	6.0

[1]	The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.

[2]	The weighted average interest rates are as of the respective balance sheet dates.

Forward Exchange, Futures and Option Contracts The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, Mexican peso, Swiss franc, Canadian dollar, British pound and Hungarian forint.

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

	2005	2004	2003
Foreign Currency – Bought (Sold)
European euro	$1,564	$1,685	$403
British pound	23	(6)	(94)
Swiss franc	137	92	66
Canadian dollar	25	(66)	(82)
Hungarian forint	170	69	46
Other	(38)	93	3

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts to sell foreign currency, in U.S. dollars:

	2005	2004	2003
Foreign Currency – Sold
European euro	$548	$792	$628
Mexican peso	—	33	34
British pound	—	48	13

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive income and reclassified to earnings in 2005, 2004 and 2003:

	2005	2004	2003
Net accumulated derivative gain (loss) deferred at beginning of year	$(14)	$(17)	$(14)
Deferral of net derivative gain (loss) in accumulated other comprehensive income	(10)	(38)	(38)
Reclassification of net derivative (gain) loss to income	10	41	35

Net accumulated derivative gain (loss) at end of year	$(14)	$(14)	$(17)

At July 2, 2005, the maximum maturity date of any cash flow hedge was two years, excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net gains from accumulated other comprehensive income of less than $1 at the time the underlying hedged transactions are realized. During the year ended July 2, 2005, the corporation recognized an expense of $7 million for hedge ineffectiveness related to cash flow hedges which is recorded in the “Selling, general & administrative expenses” line in the Consolidated Statement of Income. In 2004 and 2003, hedge ineffectiveness was insignificant. In 2005, 2004 and 2003, derivative losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting are insignificant in each of these periods.

Non-U.S. Dollar Financing Transactions The corporation uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For the year ended July 2, 2005, net gains of $24 arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account within common stockholders’ equity.

Fair Values The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair value as of July 2, 2005, July 3, 2004 and June 28, 2003. The fair values of the remaining financial instruments recognized on the Consolidated Balance Sheets of the corporation at the respective year-ends were:

	2005	2004	2003
Long-term debt, including current portion	$4,760	$5,358	$6,512
ESOP convertible preferred stock	—	—	450
Interest rate swaps	18	8	60
Currency swaps	(170)	(92)	(46)
Foreign currency forwards	(1)	(3)	(22)
Foreign currency options	24	5	10

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

43 Sara Lee Corporation and Subsidiaries

continuously monitored. While the corporation may be exposed to credit losses in the event of nonperformance by these counterparties, it does not anticipate material losses because of these control procedures.

Trade accounts receivable due from customers that the corporation considers highly leveraged were $205 at July 2, 2005, $145 at July 3, 2004 and $180 at June 28, 2003. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Note 19 – Exit and Disposal Activities

The reported results for 2005, 2004 and 2003 reflect amounts recognized for exit and disposal actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The impact of these activities on income before income taxes is summarized as follows:

	2005	2004	2003
Exit and disposal programs
2005 restructuring actions	$146	$—	$—
2004 restructuring actions	(4)	82	—
2003 Bakery and Beverage restructuring actions	(1)	(2)	39
Business Reshaping	(1)	(12)	(33)
Other restructuring actions	(6)	(5)	—

Total exit costs (income)	134	63	6
Business dispositions	(26)	(9)	(4)

Impact on income from continuing operations before income taxes	$108	$54	$2

The following table illustrates where the costs (income) associated with these actions are recognized in the Consolidated Statements of Income of the corporation:

	2005	2004	2003
Cost of sales
Curtailment gain from Bakery workforce reduction	$(28)	$—	$—
Accelerated depreciation related to facility closures in:
Sara Lee Bakery segment	10	5	7
Household Products segment	9	—	—
Other Transformation costs	2	—	—
Selling, general and administrative expenses
Transformation costs	13	—	—
Accelerated amortization of intangibles	9	1	6
Charges for (income from):
Exit activities	119	57	(7)
Business dispositions	(26)	(9)	(4)

Impact on income from continuing operations before income taxes	$108	$54	$2

The exit and business disposition actions recognized in 2005 reduced income from continuing operations and diluted earnings per share from continuing operations by $74 and $0.10, respectively. The exit and business disposition actions recognized in 2004 reduced income from continuing operations and diluted earnings per share from continuing operations by $36 and $0.05, respectively. The exit and business disposition actions recognized in 2003 had no material impact on income from continuing operations or diluted earnings per share from continuing operations.

The impact of these actions on the corporation’s business segments and unallocated corporate expenses is summarized as follows:

	2005	2004	2003
Sara Lee Meats	$(29)	$(3)	$(6)
Sara Lee Bakery	(9)	19	27
Beverage	40	(2)	1
Household Products	8	—	—
Branded Apparel	44	35	(26)

Decrease (increase) in business segment income	54	49	(4)
Increase in unallocated corporate expense	45	4	—
Accelerated amortization of intangibles	9	1	6

Total	$108	$54	$2

2005 Restructuring Actions During 2005, the corporation approved a series of actions to exit certain defined business activities and lower its cost structure. Each of these actions is to be completed within a 12-month period after being approved. The net impact of these actions was to reduce income from continuing operations before income taxes by $146 and impacted the operating results of the corporation’s business segments as follows: Sara Lee Meats – a charge of $7; Sara Lee Bakery – a credit of $6; Beverage – a charge of $40; Household Products – a charge of $31; Branded Apparel – a charge of $54; the corporate headquarters – a charge of $11; and a charge of $9 for accelerated amortization of intangibles. The components of the net charge are as follows:

•	$123 of the net charge is for the cost associated with terminating 1,959 employees and providing them with severance benefits in accordance with benefits plans previously communicated to the affected employee group. The specific location of these employees is summarized in a table contained in this note. This charge is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. As of the end of 2005, 197 of the employees have been terminated and the severance obligation remaining in accrued liabilities on the Consolidated Balance Sheet was $120.

•	$8 of the net charge is for the cost of certain noncancelable lease and other contractual obligations. This charge is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. The lease costs relate to the exit of 11 retail stores for the Branded Apparel segment. The other contractual obligations relate to the exit of a German distribution agreement for the Beverage business. As of the end of 2005, the retail spaces have been exited and there are no remaining obligations owed to third parties. The contractual obligation remaining in accrued liabilities on the Consolidated Balance Sheet as of the end of 2005 was $5.

•	$28 of the net charge is related to the recognition of curtailment gains in a postretirement medical benefit plan. These gains resulted from the termination of certain Bakery employees during 2005 who participated in the plan. This credit is reflected in the “Cost of sales” line of the Consolidated Statement of Income.

•	$21 of the net charge is related to the accelerated depreciation recognized on certain assets targeted for disposal and other related Transformation costs. These charges are reflected in the “Cost of sales” line of the Consolidated Statement of Income. Decisions to dispose of six manufacturing facilities and certain manufacturing equipment related to the Sara Lee Bakery and Household Products operations resulted in increased level of depreciation on those assets. As of the end of 2005, three of the facilities have been sold and the remaining three facilities have been closed. The carrying value of the closed facilities is less than $1 and represents their estimated net realizable value.

Sara Lee Corporation and Subsidiaries 44

•	$9 of the net charge is related to the accelerated amortization recognized on certain Bakery intangibles. During 2005, decisions were made to abandon certain regional Bakery trademarks and customer relationships. As of the end of 2005, the actions have been completed and there is no remaining carrying value for these assets. This charge is reflected in the “Selling, general and administrative expenses” line of the Consolidated Statement of Income.

•	$13 of the net charge is for various Transformation costs, which include the accelerated depreciation of certain leasehold improvements in the Branded Apparel segment, professional fees associated with Transformation efforts and various costs associated with employee relocation and recruiting efforts. This charge is reflected in the “Selling, general and administrative expenses” line of the Consolidated Statement of Income.

The following table summarizes the charges taken for the exit activities approved during 2005 and the related status as of July 2, 2005. Any accrued amounts remaining as of the end of 2005 represent those cash expenditures necessary to satisfy remaining obligations.

	Exit Costs Recognized	Non-Cash Credits and (Charges)	Cash Payments	Accrued Exit Costs as of July 2, 2005
Employee termination and other benefits	$123	$—	$(3)	$120
Noncancelable lease and other contractual obligations	8	—	(3)	5
Curtailment gains on benefit plans	(28)	28	—	—
Accelerated depreciation	21	(21)	—	—
Accelerated amortization	9	(9)	—	—
Transformation costs	13	(4)	(9)	—

	$146	$(6)	$(15)	$125

The following table summarizes the employee terminations by location and business segment:

Number of Employees	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Branded Apparel	Corporate	Total
United States	60	153	224	—	773	10	1,220
Canada	—	—	—	—	216	—	216
Mexico	—	—	—	—	139	—	139
Europe	—	60	122	139	—	1	322
Australia	—	—	—	62	—	—	62

	60	213	346	201	1,128	11	1,959

As of July 2, 2005
Actions Completed	—	—	—	—	188	9	197
Actions Remaining	60	213	346	201	940	2	1,762

	60	213	346	201	1,128	11	1,959

2004 Restructuring Actions During 2004, the corporation approved a series of actions to exit certain defined business activities and lower its cost structure. During 2005, certain of these actions were completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $4 to income from continuing operations before income taxes. The $4 is composed of a credit for employee termination benefits and resulted from the actual costs to settle termination obligations being lower than expected and certain employees originally targeted for termination not being severed as originally planned. This adjustment is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and increased the operating results of the corporation’s business segments as follows: Sara Lee Meats — $1; Sara Lee Bakery — $1; and Branded Apparel — $2.

In 2004, these actions reduced income from continuing operations before income taxes by $82 and decreased the operating results of the corporation’s business segments as follows: Sara Lee Meats – $11; Sara Lee Bakery – $25; Beverage – $6; Household Products – $1; Branded Apparel – $34; and the corporate headquarters – $4. In addition, a charge of $1 was recognized for the accelerated amortization of intangibles.

        After combining the amounts recognized in 2005 and 2004, the exit activities completed by the corporation under these action plans reduced income from continuing operations before income taxes by $78 and consisted of the following components:

•	$66 of the net charge is for the cost associated with terminating 6,069 employees and providing them with severance benefits in accordance with existing benefit plans or local employment laws. The specific location of these employees is summarized in a table contained in this note. This cumulative charge is reflected in the “Charges for (income from) exit activities and business dispositions” line in the Consolidated Statements of Income for 2005 and 2004, respectively. As of the end of 2005, all of the employees have been terminated and the severance obligation remaining in accrued liabilities on the Consolidated Balance Sheet was $9.

•	$11 of the net charge is related to the cost to dispose of certain manufacturing equipment. When management approved the actions, certain of the assets were classified as held for use and others as held for sale. The depreciation on the held for use assets was accelerated and this resulted in a charge of $5 to the “Cost of sales” line of the Consolidated Statement of Income. The remaining equipment was deemed held for sale and this resulted in a charge of $6 to the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. As of the end of 2005, the corporation is in the process of completing the disposition of these assets, and any remaining assets have a current net book value of zero. The estimated realizable value of these assets was based upon management’s estimates.

•	$1 of the net charge is related to the decision to abandon certain trademarks obtained with the Earthgrains acquisition. As a result, the amortization associated with these assets was accelerated, with the cost recognized in the “Selling, general and administrative expenses” line of the Consolidated Statement of Income. These trademarks were abandoned by the end of 2004 and their net book value is zero.

45 Sara Lee Corporation and Subsidiaries

The following table summarizes the cumulative charges taken for the exit activities approved during 2004 and the related status as of July 2, 2005. Any accrued amounts remaining as of the end of 2005 represent those cash expenditures necessary to satisfy remaining obligations.

	Exit Costs Recognized	Non-Cash (Charges)	Cash Payments	Accrued Exit Costs as of July 2, 2005
Employee termination and other benefits	$66	$—	$(57)	$9
Losses on disposals of equipment	6	(6)	—	—
Accelerated depreciation	5	(5)	—	—
Accelerated amortization	1	(1)	—	—

	$78	$(12)	$(57)	$9

The following table summarizes the employee terminations by location and business segment. All actions have been completed.

Number of Employees	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Branded Apparel	Corporate	Total
United States	44	1,071	37	—	573	48	1,773
Canada	—	—	—	12	—	—	12
Puerto Rico, Mexico and Latin America	—	—	155	—	3,852	—	4,007
Europe	55	31	19	1	171	—	277

	99	1,102	211	13	4,596	48	6,069

2003 Bakery and Beverage Restructuring Actions During 2003, the corporation’s management approved actions to reduce the cost structure of the Bakery and Beverage businesses. During 2005, certain termination obligations related to these actions for the Bakery business were settled for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $1 to income from continuing operations before income taxes. During 2004, the disposal of some of the Bakery assets targeted under these plans was completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $2 to income from continuing operations before income taxes. In 2003, these actions reduced income from continuing operations before income taxes by $39 and decreased the operating results of the Sara Lee Bakery and Beverage segments by $31 and $2, respectively. In addition, a charge of $6 was recognized for the accelerated amortization of intangibles.

After combining the amounts recognized in 2005, 2004 and 2003, the exit activities completed by the corporation under these action plans reduced income from continuing operations before income taxes by $36 and consisted of the following components:

•	$14 of the cumulative charge is for the cost associated with terminating 645 domestic employees and providing them with severance benefits in accordance with existing benefit plans. All of the employees had been terminated by the end of 2004 and the severance obligation remaining in accrued liabilities on the Consolidated Balance Sheet as of the end of 2005 is less than $1. These charges were reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statements of Income.

•	$11 of the charge is related to actions to dispose of three manufacturing facilities, as well as equipment and leasehold improvements at other locations. When management approved the actions, certain of the assets were classified as held for use and others as held for sale. The depreciation on the held for use assets was accelerated, and this resulted in a charge of $7 to the “Cost of sales” line of the Consolidated Statement of Income. The losses on the assets held for sale are reflected in the “Charges for (income from) exit activities and business dispositions” line. All of these assets had been disposed of by the end of 2004.

•	$6 of the charge is for costs associated with the accelerated amortization from the abandonment of certain trademarks obtained with the Earthgrains acquisition. This component of the charge was recognized in the “Selling, general and administrative expenses” line of the Consolidated Statement of Income. All of these trademarks had been abandoned by the end of 2004 and their net book value is zero.

•	$5 of the charge is for the cost of noncancelable lease obligations for certain leased equipment and for some administrative office space. The obligations for the equipment have been satisfied and the office space has been exited. As of the end of 2005, the lease obligation remaining in accrued liabilities in the Consolidated Balance Sheet was less than $1. These charges were reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statements of Income.

Business Reshaping Beginning in the second quarter of 2001, the corporation’s management approved a series of actions to exit certain defined business activities. The final series of actions was approved in the second quarter of 2002. Each of these actions was to be completed in a 12-month period after being approved. All actions included in this program have been completed. The impact of these actions on income from continuing operations before income taxes is described below.

During 2005, certain noncancelable lease and other contractual obligations under this program were settled for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $1 to income from continuing operations before income taxes. This adjustment is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and increased the operating income of the Bakery segment.

During 2004, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $12 to income from continuing operations before income taxes. The $12 consists of a $6 credit for employee termination benefits and a $6 credit for noncancelable leases and other third-party obligations. Actual severance benefits were lower than originally anticipated primarily as a result of better than expected settlements reached with foreign governments on the corporation’s funding obligations of the termination benefits. The adjustment for noncancelable leases and other third-party obligations resulted from settling these liabilities for less than originally estimated. These adjustments are reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and increased the operating results of the corporation’s business segments as follows: Sara Lee Meats – $1; Sara Lee Bakery – $4; Beverage – $4; and Branded Apparel – $3.

During 2003, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $33 to income from continuing operations before income taxes. The $33 consists of a $20 credit for employee termination benefits, a credit of

Sara Lee Corporation and Subsidiaries 46

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

The following table summarizes the cumulative charges taken for approved exit activities under the Business Reshaping program since 2001 and the related status as of July 2, 2005. All actions included in this program have been completed. Any accrued amounts remaining as of the end of 2005 represent those cash expenditures necessary to satisfy remaining obligations.

	Cumulative Exit Costs Recognized	Actual Loss on Asset Disposal	Cash Payments	Accrued Exit Costs as of July 2, 2005
Employee termination and other benefits	$196	$—	$(188)	$8
Other exit costs – includes noncancelable lease and other contractual obligations	53	—	(49)	4
Losses on disposals of property and equipment and other related costs	54	(54)	—	—
Losses on disposal of inventories	19	(19)	—	—
Moving and other related costs	10	—	(10)	—

Total exit costs	$332	$(73)	$(247)	$12

The completion of the remainder of the Business Reshaping program is expected to require the use of $12 in cash, which will be funded from internal sources.

Other Restructuring Actions During 2005, adjustments were made to certain accrued obligations that had been recorded in prior periods. These adjustments related to the final settlement of certain planned actions for amounts more favorable than originally anticipated. They included adjustments made to accrued termination benefits for certain Branded Apparel employees, adjustments to certain lease and other contractual obligations of the Branded Apparel business and the disposal of manufacturing assets targeted for disposal for the Sara Lee Meats business. These adjustments resulted in an increase of $6 to income from continuing operations before income taxes and are reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. The adjustments increased the operating results of the corporation’s business segments as follows: Sara Lee Meats – $1 and Branded Apparel – $5.

During 2004, adjustments were made to certain accrued obligations that had been recorded for foreign employees who had been previously terminated. As a result of better than expected settlements reached with foreign governments, the corporation’s funding obligations for the severance benefits owed to these employees was less than originally anticipated. As a result, the related accrued obligations were eliminated. This adjustment resulted in an increase of $5 to income from continuing operations before income taxes and is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income. The adjustment increased the operating results of the corporation’s business segments as follows: Beverage – $4 and Household Products – $1.

Business Dispositions During 2005, a net $26 credit was recognized on various business disposition activities. Included in this amount is $60 of gains related to completed transactions in the Sara Lee Meats, Household Products and Branded Apparel business segments. The most significant of these transactions is a $31 gain recognized on the disposal of certain trademarks and other assets of the corporation’s canned meats business and a $14 gain related to the disposal of an ethnic skin care products line sold primarily in the U.S. Offsetting these gains is $34 of professional fees incurred in connection with evaluating certain future business dispositions. This net credit is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and impacted the operating results of the corporation’s business segments as follows: Sara Lee Meats – a credit of $34; Household Products – a credit of $23; Branded Apparel – a credit of $3; and the corporate headquarters – a charge of $34. The total cash proceeds from business dispositions was $86 in 2005.

During 2004, a net $9 credit was recognized on actions approved by management to dispose of certain businesses. The most significant of these is a $13 gain recognized on the disposal of an equity method ownership position in Johnsonville Foods that was completed for an amount more favorable than originally estimated. Offsetting this gain is a net $4 charge, primarily related to the disposal of an Italian hosiery business. This net credit is reflected in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income and impacted the operating results of the corporation’s business segments as follows: Sara Lee Meats – a credit of $13; and Branded Apparel – a charge of $4. The total cash proceeds from business dispositions was $137 in 2004, primarily from the sale of the corporation’s equity method investment in Johnsonville Foods.

During 2003 and 2002, the corporation completed the disposition of 18 businesses targeted for disposal under the previously announced Business Reshaping program. The completion of these actions resulted in certain adjustments to previously accrued amounts for the estimated losses expected on these disposals. In 2003, a $4 credit was recorded that increased the operating results of the Branded Apparel segment. This amount was recorded in the “Charges for (income from) exit activities and business dispositions” line of the Consolidated Statement of Income.

Note 20 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

Measurement Date and Assumptions A March 31 measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans.

47 Sara Lee Corporation and Subsidiaries

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 2, 2005 were:

	2005	2004	2003
Net periodic benefit cost
Discount rate	5.5%	5.4%	6.0%
Long-term rate of return on plan assets	6.8	7.2	7.6
Rate of compensation increase	4.4	5.0	5.0
Plan obligations
Discount rate	5.3%	5.5%	5.4%
Rate of compensation increase	3.9	4.4	5.0

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

Net Periodic Benefit Cost and Funded Status The components of the net periodic benefit cost were:

	2005	2004	2003
Components of defined benefit net periodic benefit cost
Service cost	$144	$136	$106
Interest cost	273	238	217
Expected return on assets	(243)	(203)	(228)
Amortization of
Net initial liability	1	5	1
Prior service cost	3	5	8
Net actuarial loss	83	124	34

Net periodic benefit cost	$261	$305	$138

Better than anticipated asset returns in 2004 reduced the net periodic benefit cost in 2005; however, this reduction was partially offset by higher interest on plan obligations, the strengthening of foreign currencies versus the U.S. dollar and higher service cost. The significant increase in the net periodic benefit cost from 2003 to 2004 was primarily related to lower than anticipated returns on plan assets in 2003, lower discount rates used to determine plan obligations and annual service cost and the strengthening of foreign currencies versus the U.S. dollar.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

	2005	2004	2003
Projected benefit obligation
Beginning of year	$5,095	$4,363	$3,513
Service cost	144	136	106
Interest cost	273	238	217
Plan amendments	(17)	(2)	(32)
Acquisitions/dispositions	—	—	(6)
Benefits paid	(216)	(209)	(176)
Participant contributions	6	6	3
Actuarial loss	203	355	443
Curtailment	(16)	4	—
Foreign exchange	(35)	204	295

End of year	$5,437	$5,095	$4,363

Fair value of plan assets
Beginning of year	$3,558	$2,791	$2,957
Actual return on plan assets	266	612	(335)
Employer contributions	348	112	124
Participant contributions	6	6	3
Benefits paid	(216)	(209)	(176)
Settlement	(4)	—	—
Acquisitions/dispositions	—	—	12
Foreign exchange	(22)	246	206

End of year	$3,936	$3,558	$2,791

Funded status	$(1,501)	$(1,537)	$(1,572)
Unrecognized
Prior service cost	5	24	20
Net actuarial loss	1,447	1,341	1,622
Net initial liability (asset)	1	2	5

(Liability) prepaid benefit cost recognized	$(48)	$(170)	$75

Amounts recognized on the Consolidated Balance Sheets
Noncurrent asset	$18	$34	$39
Current liability	(219)	(236)	—
Noncurrent liability	(858)	(870)	(1,178)
Accumulated other comprehensive income	1,011	902	1,214

(Liability) prepaid benefit cost recognized	$(48)	$(170)	$75

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2005, 2004 and 2003 were $5,120, $4,742 and $4,051, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2005	2004	2003
Projected benefit obligation	$4,416	$4,726	$4,056
Accumulated benefit obligation	4,197	4,399	3,767
Fair value of plan assets	2,965	3,192	2,487

Plan Assets, Expected Benefit Payments and Funding The allocation of pension plan assets as of the respective year-end measurement dates is as follows:

	2005	2004	2003
Asset category
Equity securities	45%	44%	47%
Debt securities	46	49	45
Real estate	2	3	3
Cash and other	7	4	5

	100%	100%	100%

The investment objectives for the pension plan assets are designed to generate returns that will enable the pension plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan participants and salary inflation. The obligations are

Sara Lee Corporation and Subsidiaries 48

estimated using actuarial assumptions, based on the current economic environment. This strategy balances the requirements to generate returns, using higher-returning assets such as equity securities with the need to control risk in the pension plan with less volatile assets, such as fixed-income securities. Risks include, among others, the likelihood of the pension plans becoming underfunded, thereby increasing their dependence on contributions from the corporation. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. In the U.S., assets are primarily invested in broadly diversified passive vehicles.

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

Pension assets at the 2005, 2004 and 2003 measurement dates do not include any direct investment in the corporation’s debt or equity securities.

Substantially all pension benefit payments are made from assets of the pension plans. Using foreign exchange rates as of July 2, 2005 and expected future service, it is anticipated that the future benefit payments will be as follows: $202 in 2006; $212 in 2007; $225 in 2008; $239 in 2009; $252 in 2010 and $1,451 from 2011 to 2015.

At the present time, the corporation expects to contribute $219 of cash to its pension plans in 2006. This estimate assumes the disposition of the Direct Selling business and no other changes in the composition of the business or current minimum funding requirements. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans. In addition, the corporation has announced its intent to dispose of certain businesses and the terms of those transactions may impact future contributions to these plans. As a result, the actual funding in 2006 may be materially different from the current estimate.

Multiemployer Plans The corporation participates in multiemployer plans that provide defined benefits to certain employees covered by collective-bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $46 in 2005 and $49 in both 2004 and 2003. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors including the funded status of the plans, and the ability of the other participating companies to meet ongoing funding obligations.

Note 21 – Postretirement Health-Care and Life-Insurance Plans

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

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 2, 2005, were:

	2005	2004	2003
Net periodic benefit cost
Discount rate	5.5%	5.5%	6.4%
Plan obligations
Discount rate	5.2%	5.5%	5.5%
Health-care cost trend assumed for the next year	9%	9%	10%
Rate to which the cost trend is assumed to decline	5.3%	6.5%	6.5%
Year that rate reaches the ultimate trend rate	2010	2008	2008

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating that match the average duration of the plan obligations. Assumed health-care trend rates are based on historical experience and management’s expectations of future cost increases. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest components	$7	$(5)
Effect on postretirement benefit obligation	45	(38)

Net Periodic Benefit Cost and Funded Status The components of the net periodic benefit cost were:

	2005	2004	2003
Components of defined benefit net periodic cost
Service cost	$14	$17	$13
Interest cost	23	28	28
Net amortization and deferral	(15)	(6)	(6)

Net periodic benefit cost	$22	$39	$35

The funded status of postretirement health-care and life-insurance plans at the respective year-ends were:

	2005	2004	2003
Accumulated postretirement benefit obligation
Beginning of year	$518	$535	$499
Service cost	14	17	13
Interest cost	23	28	28
Net benefit paid	(29)	(26)	(25)
Actuarial loss (gain)	11	(15)	109
Acquisitions/dispositions	—	—	(3)
Curtailment	(24)	(3)	—
Plan amendments	(125)	(22)	(94)
Foreign exchange	(1)	4	8

End of year	$387	$518	$535

Fair value of plan assets	$1	$1	$1

Funded status	$(386)	$(517)	$(534)
Unrecognized
Prior service cost	(174)	(94)	(89)
Net actuarial loss (gain)	60	76	100
Net initial asset	(10)	(11)	(12)

Net accrued liability recognized on the Consolidated Balance Sheets	$(510)	$(546)	$(535)

During 2005, the corporation amended certain of its postretirement medical benefit plans. The most significant of these amendments involved the elimination of post-65 coverage and increased cost sharing by covered employees in the Bakery operations. Curtailment gains of $28 and $7 were recognized in 2005 and 2004, respectively. The curtailment gain in 2005 resulted from the termination of certain employees in the Sara Lee Bakery segment,

49 Sara Lee Corporation and Subsidiaries

and the amount recognized in 2004 was a result of other actions to reduce benefits.

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act was signed into law. This law provides for a federal subsidy to sponsors of retiree health-care benefits that provide a benefit that is at least actuarially equivalent to the benefit established by the law. The federal subsidy included in the law results in a $37 reduction in the accumulated postretirement benefit obligation. This reduction is reflected as an actuarial gain in the above table. In 2005, the net periodic benefit cost for the postretirement health-care plans was reduced by $5 as a result of the recognition of this gain. Actuarial equivalence was determined by a consulting actuary. If the expected amount that the plan will pay exceeds the expected amount that the government will pay under Medicare Part D, then the plan is considered actuarially equivalent.

Expected Benefit Payments and Funding Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at July 2, 2005, and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $25 in 2006; $22 in 2007; $22 in 2008; $23 in 2009; $23 in 2010 and $120 from 2011 to 2015.

Note 22 – Intangible Assets and Goodwill

Intangible Assets The primary components of the corporation’s intangible assets and the related amortization expense are as follows:

	Gross	Accumulated Amortization	Net Book Value
2005
Intangible assets subject to amortization
Trademarks and brand names	$1,525	$502	$1,023
Customer relationships	368	103	265
Computer software	301	173	128
Other contractual agreements	23	13	10

	$2,217	$791	1,426

Trademarks and brand names not subject to amortization			253

Net book value of intangible assets			$1,679

	Gross	Accumulated Amortization	Net Book Value
2004
Intangible assets subject to amortization
Trademarks and brand names	$1,490	$421	$1,069
Customer relationships	375	78	297
Computer software	288	119	169
Other contractual agreements	23	10	13

	$2,176	$628	1,548

Trademarks and brand names not subject to amortization			429

Net book value of intangible assets			$1,977

	Gross	Accumulated Amortization	Net Book Value
2003
Intangible assets subject to amortization
Trademarks and brand names	$1,116	$265	$851
Customer relationships	374	51	323
Computer software	227	67	160
Other contractual agreements	22	7	15

	$1,739	$390	1,349

Trademarks and brand names not subject to amortization			709

Net book value of intangible assets			$2,058

The amortization expense for intangible assets subject to amortization was $174 in 2005, $166 in 2004 and $136 in 2003. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates is as follows: $152 in 2006, $143 in 2007, $130 in 2008, $104 in 2009 and $98 in 2010.

During 2005, the corporation recognized $155 of impairment charges related to trademarks. These charges are more fully described in Note 4 to the Consolidated Financial Statements. In addition, as a result of the annual impairment review, the corporation concluded that certain trademarks had lives that were no longer indefinite. As a result of this change, trademarks with a net book value of $51 were moved from the indefinite lived category and amortization was initiated.

During 2004, the corporation recognized a $15 charge in selling, general and administrative expenses for the impairment of certain trademarks. Of this total, $8 relates to a domestic apparel trademark, $5 was related to trademarks associated with Household Products brands in Europe and $2 was related to Beverage brands in the U.S. and Greece. As a result of the annual impairment review, the corporation also concluded that certain trademarks had lives that were no longer indefinite. As a result of this change, trademarks with a net book value of $279 were moved from the indefinite lived category and amortization was initiated.

Goodwill The goodwill associated with each business segment and the changes in those amounts during the period are as follows:

	Sara Lee Meats	Sara Lee Bakery	Beverage	Household Products	Branded Apparel	Total
Net book value at June 29, 2002	$252	$1,710	$401	$449	$454	$3,266
Foreign exchange/other	13	—	7	41	4	65

Net book value at June 28, 2003	265	1,710	408	490	458	3,331
Foreign exchange/other	4	—	1	16	2	23

Net book value at July 3, 2004	269	1,710	409	506	460	3,354
Impairment charges	—	—	—	—	(182)	(182)
Foreign exchange/other	1	—	24	3	2	30

Net book value at July 2, 2005	$270	$1,710	$433	$509	$280	$3,202

In 2005, goodwill of $2 was recognized in connection with an insignificant business combination. Additionally, $182 of charges were recognized for the impairment of goodwill, which is more fully described in Note 4, titled “Impairment Charges,” to the Consolidated Financial Statements. In 2004 and 2003, goodwill balances were not impacted by business acquisitions.

Sara Lee Corporation and Subsidiaries 50

Note 23 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2005	2004	2003
Income from continuing operations before income taxes
United States	(33.0)%	11.1%	18.0%
Foreign	133.0	88.9	82.0

	100.0%	100.0%	100.0%

Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	39.2	9.4	—
Finalization of tax reviews and audits	(37.3)	(13.9)	—
Foreign taxes less than U.S. statutory rate	(13.3)	(11.6)	(10.5)
Goodwill impairment	6.8	—	—
Benefit of foreign tax credits	(5.1)	(1.0)	(0.9)
Contingent sale proceeds	(4.4)	(2.8)	—
Taxes related to earnings previously deemed permanently invested	3.2	—	—
Intangibles and amortization	2.9	5.5	(1.3)
Netherlands tax rate change	(2.6)	—	—
Tax carry (back) forward	—	(2.7)	(2.9)
Other, net	(2.7)	(1.2)	(2.2)

Taxes at effective worldwide tax rates	21.7%	16.7%	17.2%

Current and deferred tax provisions (benefits) were:

	2005		2004		2003
	Current	Deferred	Current	Deferred	Current	Deferred
United States	$(172)	$141	$(164)	$33	$154	$(149)
Foreign	278	(52)	263	108	100	128
State	18	(10)	11	(3)	(12)	26

	$124	$79	$110	$138	$242	$5

The components of the deferred tax provisions (benefits) occurring as a result of transactions being reported in different years for financial and tax reporting were:

	2005	2004	2003
Depreciation	$(47)	$(5)	$56
Inventory valuation methods	(5)	(10)	1
Nondeductible reserves	84	182	(18)
Intangibles	114	22	137
Employee benefits	—	(122)	(127)
Other, net	(67)	71	(44)

	$79	$138	$5

Cash payments for income taxes	$218	$184	$265

The deferred tax (assets) liabilities at the respective year-ends were as follows:

	2005	2004	2003
Deferred tax (assets)
Nondeductible reserves	$(257)	$(305)	$(455)
Minimum pension liability	(354)	(316)	(425)
Employee benefits	(428)	(428)	(306)
Net operating loss and other tax carryforwards	(304)	(252)	(206)
Other	(38)	—	(96)

Gross deferred tax (assets)	(1,381)	(1,301)	(1,488)
Less valuation allowances	108	84	65

Net deferred tax (assets)	(1,273)	(1,217)	(1,423)

Deferred tax liabilities
Property, plant and equipment	113	128	112
Intangibles	790	675	653
Other	—	3	—

Net deferred tax liabilities	903	806	765

Total deferred tax (assets)	$(370)	$(411)	$(658)

Increases in the valuation allowances in 2005 and 2004 are primarily due to increases in net operating losses in certain jurisdictions. Net operating loss and other tax carryforwards expire as follows: $27 in 2010, $35 in 2012, $15 in 2013, $31 in 2014, $16 in 2015, $6 in 2020 and $174 does not expire.

At July 2, 2005, applicable U.S. federal income taxes and foreign withholding taxes have not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $493 would have been recognized in the Consolidated Financial Statements.

The corporation has ongoing audits in the U.S. and a number of international jurisdictions. The U.S. federal income tax returns filed by the corporation through June 29, 2002 have been examined by the Internal Revenue Service.

Note 24 – Business Segment Information

The corporation has five reportable segments that are organized principally by product category. Management of each segment is responsible for the worldwide assets and operations of these businesses. The types of products and services from which each reportable segment derives its revenues are as follows:

•	Sara Lee Meats sells a variety of meat products, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks, and cooked and dry hams.

•	Sara Lee Bakery sells a wide variety of fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes and other desserts.

•	The Beverage segment primarily sells coffee and tea products.

•	Household Products produces and sells products in four primary product categories – body care, air care, shoe care and insecticides. The corporation’s Direct Selling business was previously reported in the Household Products segment but has been excluded as this business is being reported as a discontinued operation.

•	Branded Apparel sells basic branded innerwear products under the three product categories of intimate apparel, underwear/activewear and legwear.

The corporation’s management uses operating segment income, which is defined as operating income before general corporate expenses and amortization of trademarks and customer relationship intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in Note 2, Summary of Significant Accounting Policies.

51 Sara Lee Corporation and Subsidiaries

	2005		2004	2003
Sales[1,2]
Sara Lee Meats	$4,254		$4,171	$3,746
Sara Lee Bakery	3,297		3,415	3,276
Beverage	3,357		3,157	2,756
Household Products	1,927		1,934	1,715
Branded Apparel	6,426		6,449	6,399

	19,261		19,126	17,892
Intersegment	(7)		(7)	(4)

Total	$19,254		$19,119	$17,888

Operating Segment Income
Sara Lee Meats	$323	[3]	$415 [4]	$375	[5]
Sara Lee Bakery	213	[3]	156 [4]	98	[5]
Beverage	388	[3]	492 [4]	429	[5]
Household Products	310	[3]	354	315
Branded Apparel	114	[3]	549 [4]	763	[5]

Total operating segment income	1,348		1,966	1,980

Amortization of trademarks and other intangibles	(114)[3]		(102)[4]	(98)[5]
General corporate expenses	(231)[3]		(313)[4]	(248)
Contingent sale proceeds	117		119	—

Total operating income	1,120		1,670	1,634
Net interest expense	(186)		(183)	(200)

Income from continuing operations before income taxes	$934		$1,487	$1,434

	2005		2004	2003
Assets
Sara Lee Meats	$2,128		$2,066	$2,092
Sara Lee Bakery	3,732		3,877	3,984
Beverage	2,132		2,018	2,200
Household Products	1,695		1,840	2,001
Branded Apparel	4,800		5,021	4,563

	14,487		14,822	14,840
Discontinued operations	300		277	259
Other[6]	(375)		(220)	397

Total assets	$14,412		$14,879	$15,496

Depreciation
Sara Lee Meats	$117		$111	$105
Sara Lee Bakery	138		155	145
Beverage	128		109	98
Household Products	29		34	27
Branded Apparel	136		135	140

	548		544	515
Other	15		10	10

Total depreciation	$563		$554	$525

Additions to Long-Lived Assets
Sara Lee Meats	$158		$125	$143
Sara Lee Bakery	73		75	119
Beverage	165		174	193
Household Products	40		52	36
Branded Apparel	72		95	208

	508		521	699
Other	18		7	44

Total additions to long-lived assets	$526		$528	$743

[1]	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.

[2]	Revenues from one customer represent approximately $2.4 billion, $2.3 billion and $2.1 billion of the corporation’s consolidated revenues in 2005, 2004 and 2003, respectively. All of the corporation’s business segments sell to this customer.

[3]	Includes amounts recognized for exit activities and business dispositions in the 2005 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $29; Sara Lee Bakery – a credit of $9; Beverage – a charge of $85; Household Products – a charge of $8; Branded Apparel – a charge of $349; Corporate Office – a charge of $45; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $9.

[4]	Includes amounts recognized for exit activities and business dispositions in the 2004 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $3; Sara Lee Bakery – a charge of $19; Beverage – a credit of $2; Branded Apparel – a charge of $35; Corporate Office – a charge of $4; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $1.

[5]	Includes amounts recognized for exit activities and business dispositions reported in the 2003 Consolidated Statement of Income that impacted operating segment income by: Sara Lee Meats – a credit of $6; Sara Lee Bakery – a charge of $27; Beverage – a charge of $1; Branded Apparel – a credit of $26; and accelerated amortization of intangibles in the Sara Lee Bakery Group – a charge of $6.

[6]	Principally cash and equivalents, certain fixed assets, deferred tax assets and certain other noncurrent assets.

Note 25 – Geographic Area Information

	United States	France	Netherlands	Other	Total
2005
Sales	$10,811	$1,567	$1,375	$5,501	$19,254
Long-lived assets	5,347	428	533	1,741	8,049
2004
Sales	$10,933	$1,537	$1,335	$5,314	$19,119
Long-lived assets	5,841	489	538	1,712	8,580
2003
Sales	$10,662	$1,235	$1,139	$4,852	$17,888
Long-lived assets	6,087	480	880	1,282	8,729

Sara Lee Corporation and Subsidiaries 52

Note 26 – Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
2005
Continuing operations
Net sales	$4,757	$5,073	$4,670	$4,754
Gross profit	1,722	1,827	1,692	1,729
Income (loss)[1,2,3]	347	314	179	(109)
Income (loss) per common share
– Basic[4]	0.44	0.40	0.23	(0.14)
– Diluted[5]	0.44	0.40	0.23	(0.14)
Net income (loss)[6,7]	352	326	189	(148)
Net income (loss) per common share
– Basic[8]	0.45	0.41	0.24	(0.19)
– Diluted[9]	0.44	0.41	0.24	(0.19)
Cash dividends declared	0.1875	0.1975	0.1975	0.1975
Market price – high	23.30	24.49	25.00	22.22
– low	20.71	22.10	20.92	19.24
– close	23.19	24.14	22.01	19.65
2004
Continuing operations
Net sales	$4,565	$4,891	$4,643	$5,020
Gross profit	1,729	1,860	1,790	1,873
Income[10]	227	301	366	345
Income per common share
– Basic[11]	0.29	0.38	0.46	0.44
– Diluted[12]	0.28	0.38	0.46	0.43
Net income[11]	230	312	376	354
Net income per common share
– Basic[11]	0.29	0.39	0.47	0.45
– Diluted[12]	0.29	0.39	0.47	0.44
Cash dividends declared	0.1875	0.1875	0.1875	0.1875
Market price – high	19.90	21.49	22.78	23.75
– low	18.22	18.28	20.17	21.54
– close	18.86	20.96	21.61	23.17

The amounts above include the impact of the following exit activities, business dispositions, Transformation expenses and significant tax items. The impact of exit activities, business dispositions, Transformation expenses and significant tax items shown as negative amounts are charges and positive amounts are income.

	First	Second	Third	Fourth
2005
[1] Income (charges) for exit activities, business dispositions and Transformation expenses, net of tax	$2	$8	$10	$(94)
[2] Impairment charges, net of tax	—	—	—	(291)
[3] Tax benefit (charge) of significant tax items	—	24	(51)	4
4 EPS impact of footnotes 1, 2 and 3 – basic	—	0.04	(0.05)	(0.48)
5 EPS impact of footnotes 1, 2 and 3 – diluted	—	0.04	(0.05)	(0.48)
[6] Income (charges) for exit activities, business dispositions, Transformation expenses and impairment, net of tax	2	32	(41)	(381)
[7] Discontinued operations significant tax item	—	—	—	(50)
8 EPS impact of footnotes 6 and 7 – basic	—	0.04	(0.05)	(0.55)
9 EPS impact of footnotes 6 and 7 – diluted	—	0.04	(0.05)	(0.55)

	First	Second	Third	Fourth
2004
[10] Income (charges) for exit activities and business dispositions, net of tax	$(5)	$(1)	$(6)	$(24)
11 EPS impact of footnote 10 – basic	—	—	(0.01)	(0.03)
12 EPS impact of footnote 10 – diluted	—	—	(0.01)	(0.03)

Note 27 – Subsequent Events

Direct Selling – On August 10, 2005, the corporation announced that it had entered into a definitive agreement to sell this business for $557 of cash. The transaction is expected to close in the second quarter of 2006, subject to regulatory approval and customary closing conditions.

Contingent Sale Proceeds – In July 2005, the corporation received a payment of 95 million euros, as the contingencies had passed related to the 2006 annual contingent payment from the sale of the corporation’s cut tobacco business. Based upon exchange rates in effect on the date of receipt, the payment was equivalent to $114 and will be recognized in the first quarter of 2006. Further details regarding these contingent payments from the sale of the corporation’s cut tobacco business are contained in Note 16 to the Consolidated Financial Statements.

53 Sara Lee Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sara Lee Corporation:

We have completed an integrated audit of Sara Lee Corporation’s fiscal 2005 consolidated financial statements and of its internal control over financial reporting as of July 2, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at July 2, 2005, July 3, 2004 and June 28, 2003, and the results of its operations and cash flows for each of the three years in the period ended July 2, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of July 2, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of July 2, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

August 30, 2005

Sara Lee Corporation and Subsidiaries 54

Management’s Report on Internal Control Over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of July 2, 2005 and report, based on that assessment, whether the corporation’s internal controls over financial reporting are effective.

Management of the corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The corporation’s internal control over reporting is designed to provide reasonable assurance regarding the reliability of the corporation’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The corporation’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the acquisition, disposition and other transactions regarding the assets of the corporation, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the corporation’s assets that could have a material effect on the financial statements.

Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The corporation’s management has assessed the effectiveness of its internal control over financial reporting as of July 2, 2005. In making this assessment, the corporation used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The corporation’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation’s assessment, management has concluded that, as of July 2, 2005, the corporation’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the corporation’s internal control over financial reporting as of July 2, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Brenda C. Barnes

President and Chief Executive Officer

/s/ L.M. (Theo) de Kool

Chief Financial and Administrative Officer

55 Sara Lee Corporation and Subsidiaries