Form 10-K, Exhibit 13
period 2006-07-01
LEE SARA CORP
filed 2006-09-14
CIK 23666

Financial Summary

Dollars in millions except per share data	July 1, 2006[1]	July 2, 2005[2]	July 3, 2004[3,4]	June 28, 2003[5]	June 29, 2002[6]
Results of Operations
Continuing operations
Net sales	$15,944	$16,029	$15,892	$14,919	$14,519
Operating income[7]	911	1,369	1,485	1,458	1,242
Income before income taxes	683	1,180	1,295	1,253	1,022
Income	410	1,081	1,051	1,070	896
Effective tax rate[8]	40.0%	8.4%	18.9%	14.7%	12.3%
Income per share of common stock
Basic	$0.54	$1.37	$1.33	$1.36	$1.14
Diluted	0.53	1.36	1.32	1.31	1.10
(Loss) income from discontinued operations	(256)	(362)	221	104	114
Gain on sale of discontinued operations	401	–	–	–	–
Net income	555	719	1,272	1,174	1,010
Net income per share of common stock
Basic	0.72	0.91	1.61	1.49	1.27
Diluted	0.72	0.90	1.59	1.44	1.23
Financial Position
Total assets[9]	$14,522	$14,300	$14,941	$15,404	$13,691
Total debt[10]	5,959	4,731	5,288	6,274	5,535
Per common share
Dividends	$0.79	$0.78	$0.75	$0.615	$0.595
Book value at year-end	3.22	3.48	3.52	2.44	2.26
Market value at year-end	16.02	19.65	23.17	18.44	20.64
Shares used in the determination of net income per share
Basic (in millions)	766	789	788	781	785
Diluted (in millions)	768	796	798	812	818
Other Information[11]
Net cash flow from operating activities	$1,232	$1,350	$2,042	$1,824	$1,735
Depreciation	541	570	561	532	471
Media advertising expense	433	452	425	460	406
Total advertising and promotion expense	886	930	922	950	850
Capital expenditures	625	538	530	746	669
Common stockholders of record	82,000	87,000	91,000	95,000	74,000
Number of employees	109,000	143,000	150,000	146,000	155,000

Note: The amounts above include the impact of certain significant items. Significant items include exit activities, asset and business dispositions, impairment charges, transformation charges, accelerated depreciation and amortization, hurricane losses, curtailment gains and a change in the vacation policy. Further details of these items are included in the Financial Review on pages 3 and 5.

[1]	In 2006, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $472 and $304, respectively.
[2]	In 2005, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $105 and $72, respectively.
[3]	53-week year.
[4]	In 2004, the impact of significant items, excluding the impact of the 53rd week, decreased income from continuing operations before income taxes and income from continuing operations by $37 and $23, respectively.
[5]	In 2003, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $10 and $3, respectively. Fiscal year 2003 results have been restated to reflect a $47 reduction in net income that is more fully described in Note 1 to the Consolidated Financial Statements.
[6]	In 2002, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $133 and $77, respectively.
[7]	Operating income is reconciled between the income from each of the corporation’s business segments to income from continuing operations before income taxes in Note 24 to the Consolidated Financial Statements, “Business Segment Information.”
[8]	The corporation’s effective tax rate in 2006 increased to 40.0% as the corporation recognized a $522 tax charge to repatriate to the U.S. certain current and prior year earnings of certain foreign subsidiaries.
[9]	The corporation’s total assets in fiscal 2005, 2004, 2003 and 2002 have been restated. This restatement is more fully described in Note 1 to the Consolidated Financial Statements.
[10]	At the end of 2006, the corporation did not utilize cash on the balance sheet to repay outstanding notes payable borrowings as it had done at the end of 2005 and in earlier years. At the end of 2005 and in earlier years, the corporation scheduled certain notes payable obligations, primarily in the form of short-term commercial paper, to mature prior to the end of the year. Further information on these borrowings is included in the Liquidity section of the Financial Review.
[11]	Financial amounts include results for both businesses reported in continuing operations and discontinued operations.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

Sara Lee Corporation and Subsidiaries     1

Financial Review

This Financial Review discusses the corporation’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. The following should be noted regarding the information presented below:

Business Segments – At the beginning of 2006, the corporation reorganized its business operations around distinct consumers, customers and geographic markets. As a result of these changes, the corporation changed the composition of its business segments and has restated prior period financial disclosures to reflect this new reporting structure.

Discontinued Operations – In 2005, the corporation announced its intent to dispose of a number of significant businesses. The financial statements present the results of seven of those businesses as discontinued operations and prior period results and disclosures have been restated to reflect this reporting.

Spin Off of Hanesbrands Inc. Business – In September 2006, the corporation spun off its apparel operations in the Americas/Asia by distributing Hanesbrands Inc. (Hanesbrands) common stock in a pro rata dividend to holders of Sara Lee common stock. The dividend represented 100% of the common stock of Hanesbrands outstanding at the time of the spin off. The results of this business are included in the continuing operations of the corporation in 2006. Upon completion of the spin off, the results of Hanesbrands will be reported as a discontinued operation and the sales and earnings will be eliminated from the results of Sara Lee.

This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this Annual Report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2006 and 2005 were 52-week years, while fiscal 2004 was a 53-week year. All reported results for fiscal 2004, unless otherwise indicated, include the impact of the additional week. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•	Overview
•	Description of the Business Segments
•	Business Transformation Plan
•	Review of Consolidated Results of Operations – 2006 Compared With 2005
•	Operating Results by Business Segment – 2006 Compared With 2005
•	Review of Consolidated Results of Operations – 2005 Compared With 2004
•	Operating Results by Business Segment – 2005 Compared With 2004
•	Financial Condition
•	Liquidity
•	Risk Management
•	Significant Accounting Policies and Critical Estimates
•	Issued But Not Yet Effective Accounting Standards
•	Forward-Looking Information

Overview

2006 – During 2006, net sales decreased by 0.5%, reflecting the negative impact of foreign currency rates and the disposition of certain businesses after the start of 2005. The weakening of foreign currencies versus the U.S. dollar decreased sales by 0.7%, while the impact of the business dispositions net of acquisitions reduced net sales by 0.4%.

Income from continuing operations before income taxes in 2006 decreased by $497 million, or 42.1%, and was composed of the following:

•    The gross margin declined by $84 million, due to a 0.4% decline in the gross margin percentage. The gross margin percent declined in each business segment except North American Retail Meats and Branded Apparel, primarily due to the impact of commodity and energy prices and competitive market conditions.

•    Selling, general and administrative (SG&A) expenses in 2006 were $180 million higher than in the comparable period of the prior year primarily due to costs of the corporation’s transformation program. These costs, totaling $166 million, include accelerated depreciation on facilities that will be exited, relocation and recruiting costs relating to the centralization of the corporation’s management team and costs associated with the implementation of the new information technology systems.

•    In 2006, the corporation recognized a $193 million charge for the impairment of intangible assets. In addition, net charges for exit activities, asset and business dispositions in 2006 and 2005 were $88 million and $90 million, respectively. In total, charges for impairments, exit activities, asset and business dispositions in 2006 were $191 million greater than 2005 amounts.

•    Contingent sale proceeds of $114 million associated with the prior sale of a business were received in 2006, which were $3 million less than were received in 2005.

•    Net interest expense in 2006 increased by $39 million versus 2005, primarily due to higher average interest rates and lower interest income.

Income tax expense from continuing operations increased by $174 million in 2006 despite a $497 million decline in income before income taxes. Income tax expense from

2     Sara Lee Corporation and Subsidiaries

continuing operations increased by $174 million in 2006, despite a $497 million decline in income before income taxes. This increase is primarily attributable to an increase in the taxes provided to repatriate earnings of foreign subsidiaries, offset in part by benefits related to the release of certain valuation allowances.

As a result of the $497 million decline in income from continuing operations before income taxes and the $174 million increase in the related income tax expense, income from continuing operations declined by $671 million.

During 2006, the corporation recognized an after-tax gain of $401 million from the sale of discontinued operations offset in part by an after-tax loss of $256 million from the operating results of these businesses. Included in the $256 million loss from operations are impairment charges of $338 million. During 2005, the corporation recognized a $362 million loss from the operations of discontinued businesses primarily as a result of impairment charges of $291 million.

Net income decreased by $164 million, or 22.7%, while diluted earnings per share in 2006 decreased by $0.18, or 20.0%. The following table sets out the significant items that impacted the results of the corporation in 2006 and 2005.

Impact of Significant Items on Income

From Continuing Operations and Net Income

	Year Ended July 1, 2006				Year Ended July 2, 2005
In millions except per share data	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]
Income from continuing operations	$683	$(273)	$410	$0.53	$1,180	$(99)	$1,081	$1.36
Net income			$555	$0.72			$719	$0.90
Significant items affecting comparability of income from continuing operations and net income:
(Charges for) income from exit activities, asset and business dispositions and impairment charges:
(Charges for) income from exit activities	$(166)	$55	$(111)	$(0.14)	$(117)	$40	$(77)	$(0.10)
Income from (charges for) asset and business disposition activities	78	(27)	51	0.07	27	(9)	18	0.02
Impairment charges in North American Retail Bakery and International Bakery	(193)	73	(120)	(0.16)	–	–	–	–
Subtotal	(281)	101	(180)	(0.23)	(90)	31	(59)	(0.07)
(Charges) income in cost of sales and SG&A expenses:
Transformation charges	(161)	56	(105)	(0.14)	(9)	3	(6)	(0.01)
Hurricane losses	(5)	2	(3)	–	–	–	–	–
Accelerated depreciation and amortization	(39)	14	(25)	(0.03)	(34)	9	(25)	(0.03)
Change in vacation policy	14	(5)	9	0.01	–	–	–	–
Curtailment gain	–	–	–	–	28	(10)	18	0.02
Impact of significant items on income from continuing operations	(472)	168	(304)	(0.40)	(105)	33	(72)	(0.09)
Significant items impacting discontinued operations:
European Branded Apparel impairment	(179)	47	(132)	(0.17)	(305)	43	(262)	(0.33)
U.S. Retail Coffee impairment	(44)	5	(39)	(0.05)	(45)	16	(29)	(0.04)
U.K. Apparel impairment	(34)	–	(34)	(0.04)	–	–	–	–
European Meats impairment	(125)	–	(125)	(0.16)	–	–	–	–
U.S. Meat Snacks impairment	(12)	4	(8)	(0.01)	–	–	–	–
Charges for exit activities and transformation expenses	(9)	3	(6)	(0.01)	(2)	1	(1)	–
European Meats curtailment gain	11	(3)	8	0.01	–	–	–	–
Tax benefit from Direct Selling and European Meats	–	50	50	0.07	–	–	–	–
Gain on the sale of Direct Selling, U.S. Retail Coffee, European Branded Apparel, U.K. Apparel, European Nuts and Snacks and U.S. Meat Snacks operations	466	(65)	401	0.52	–	–	–	–
Impact of significant items on net income	$(398)	$209	$(189)	$(0.25)	$(457)	$93	$(364)	$(0.46)
[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

Sara Lee Corporation and Subsidiaries     3

2005 – During 2005, net sales increased by 0.9%, reflecting the benefit from favorable foreign currency rates. Partially offsetting these increases were the negative impacts of one less week in 2005 than in 2004 and the disposition of certain businesses after the start of 2004. The strengthening of foreign currencies versus the U.S. dollar increased net sales by 2.0%, the impact of one less week in 2005 reduced net sales by 1.8%, and the net impact of business dispositions reduced net sales by 0.4%.

Income from continuing operations before income taxes decreased by $115 million, or 9.0%, and was composed of the following:

•    The gross margin declined by $203 million, as a 1.6% decline in the gross margin percent more than offset the increase in the gross margin resulting from increased sales. The gross margin percent declined in each business segment except North American Retail Bakery, primarily due to increased raw material costs in all segments.

•    Selling, general and administrative (SG&A) expenses in 2005 were $148 million lower than in the comparable period of the prior year. This decline was due to several factors including a $61 million reduction in benefit costs for pension and postretirement medical plans, the favorable resolution of a $20 million withholding tax obligation that was established in 2004, lower annual bonus costs and a lower cost structure resulting from exit activities initiated in 2004.

•    The corporation recognized net charges for exit activities, asset and business dispositions of $90 million in 2005, which were $59 million higher than in 2004.

•    Contingent sale proceeds of $117 million associated with the prior sale of a business were received in 2005, which were $2 million less than were received in 2004.

•    Net interest expense decreased by $1 million in 2005 versus 2004.

Income tax expense from continuing operations decreased by $145 million in 2005, primarily from the following factors:

•    Income from continuing operations before income taxes decreased by $115 million in 2005.

•    The corporation recognized a $310 million tax charge related to the repatriation of the income of certain foreign subsidiaries to the U.S.

•    Certain tax reviews were finalized for $348 million less than originally anticipated.

•    The corporation recognized a $24 million tax benefit related to a tax rate change in the Netherlands.

Income from discontinued operations declined by $583 million as a result of the recognition of a $291 million after-tax impairment charge, a $136 million tax charge to recognize the tax obligation associated with the accumulated earnings of the Direct Selling and European Meats businesses that are outside the U.S. and no longer considered permanently invested and due to lower profitability of the discontinued businesses in 2005 versus 2004.

Net income in 2005 decreased by $553 million, or 43.5%, and diluted earnings per share in 2005 decreased by $0.69, or 43.4%. The following table sets out the significant items that impacted the results of the corporation in 2005 and 2004.

4     Sara Lee Corporation and Subsidiaries

Impact of Significant Items on Income

From Continuing Operations and Net Income

	Year Ended July 2, 2005				Year Ended July 3, 2004
In millions except per share data	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]
Income from continuing operations	$1,180	$(99)	$1,081	$1.36	$1,295	$(244)	$1,051	$1.32
Net income			$719	$0.90			$1,272	$1.59
Significant items affecting comparability of income from continuing operations and net income:
(Charges for) income from exit activities, asset and business dispositions and impairment charges:
(Charges for) income from exit activities	$(117)	$40	$(77)	$(0.10)	$(48)	$17	$(31)	$(0.04)
Income from (charges for) asset and business disposition activities	27	(9)	18	0.02	17	(5)	12	0.01
Subtotal	(90)	31	(59)	(0.07)	(31)	12	(19)	(0.02)
(Charges) income in cost of sales and SG&A expenses:
Transformation charges	(9)	3	(6)	(0.01)	–	–	–	–
Accelerated depreciation and amortization	(34)	9	(25)	(0.03)	(6)	2	(4)	(0.01)
Curtailment gain	28	(10)	18	0.02	–	–	–	–
Impact of 53rd week on results from operations [2]	–	–	–	–	42	(15)	27	0.03
Impact of significant items on income from continuing operations	(105)	33	(72)	(0.09)	5	(1)	4	0.01
Significant items impacting discontinued operations:
European Branded Apparel impairment	(305)	43	(262)	(0.33)	–	–	–	–
U.S. Retail Coffee impairment	(45)	16	(29)	(0.04)	–	–	–	–
Charges for exit activities and transformation expenses	(2)	1	(1)	–	(16)	3	(13)	(0.02)
Impact of 53rd week on results from operations	–	–	–	–	7	(2)	5	0.01
Impact of significant items on net income	$(457)	$93	$(364)	$(0.46)	$(4)	$–	$(4)	$–
[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.
[2]	Tax effect on the impact of the 53rd week is assumed at 35%.

Sara Lee Corporation and Subsidiaries     5

Cash Flow – The corporation’s cash flow from operations was $1,232 million in 2006, $1,350 million in 2005 and $2,042 million in 2004. The cash flow from operations decreased between 2006 and 2005 by $118 million, primarily related to lower profitability and cash used to fund transformation actions.

The corporation received $365 million from investment activities in 2006, versus cash used in investment activities in 2005 of $233 million and $184 million in 2004. In 2006, the corporation completed the sale of six of the businesses that were reported in discontinued operations, and certain other asset sales, and received $761 million more in cash proceeds from these activities than in 2005. Cash proceeds from dispositions of businesses and assets were $1,068 million in 2006, versus $307 million in 2005 and $346 million in 2004. The corporation also spent $163 million more in 2006 for the purchases of property, equipment and businesses than in 2005 as the corporation incurred costs for leasehold improvements and other actions related to the transformation and completed two business acquisitions.

Net cash used in financing activities was $8 million in 2006, $1,215 million in 2005 and $2,231 million during 2004. As is more fully described in the Liquidity section of this Financial Review, at the end of 2006, the corporation did not utilize cash on the balance sheet to repay outstanding notes payable borrowings as it had done at the end of 2005 and 2004. At the end of 2005 and 2004, the corporation scheduled certain notes payable obligations, primarily in the form of short-term commercial paper, to mature prior to the end of the year. Cash on hand in various operating units in different geographic locations was utilized to repay these commitments when they matured. As a result, cash proceeds from short-term borrowings were $1,528 million in 2006. Also during 2006, the corporation repaid net long-term debt of $430 million, purchased common stock of $561 million and paid dividends of $605 million.

Further information and details regarding the performance of the corporation and its business segments follows.

Description of the Business Segments

At the beginning of 2006, the corporation reorganized its business operations around distinct consumers, customers and geographic markets in order to build functional excellence, increase strategic focus and simplify the organization. The corporation’s new structure is organized around the following seven business segments:

•    North American Retail Meats – sells a variety of packaged meat products to retail customers in North America.

•    North American Retail Bakery – sells a variety of bakery products to retail customers in North America and includes the corporation’s U.S. Senseo retail coffee business.

•    Foodservice – sells a variety of meat, bakery and beverage products to foodservice customers in North America.

•    International Beverage – sells coffee and tea products in major markets around the world, including Europe, Australia and Brazil.

•    International Bakery – sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

•    Household and Body Care – sells products in four primary categories: body care, air care, shoe care and insecticides.

•    Branded Apparel – sources, manufactures and markets basic branded apparel products under the three categories of innerwear, outerwear and sheer hosiery in the Americas and Asia.

The following is a description of each of the business segments. The corporation has restated prior period financial information under this new segment structure.

North American Retail Meats – sells a variety of packaged meat products to retail customers in North America. Products include hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon and cooked and dry hams. The primary raw materials for these meat products include pork, turkey, beef and chicken, which are purchased almost entirely from independent farmers and vendors. The corporation does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based on supply and demand in the marketplace. During 2006, 89% of the segment’s sales were generated in the U.S., while the remaining sales were generated in Mexico. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains. Sales are generally transacted through Sara Lee’s own sales force and outside brokers. The major brands under which North American Retail Meats sells its products include Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee, Bryan, State Fair, Kahn’s and Best’s Kosher in the U.S. and Kir, Zwan and Duby in Mexico. Seasonality in the North American Retail Meats segment is balanced by the diverse offering of products that tends to offset seasonal changes in demand. For example, sales of hot dogs and lunchmeat increase during the summer months, and ham and breakfast sausage sales increase during the winter holiday periods. The meats business is highly competitive, with an emphasis on product quality, innovation and price. New product innovations are a key component to success. The North American Retail Meats segment competes with other international, national, regional and local companies in each of the product groups. The U.S. meats business is regulated by the U.S. Department of Agriculture, whose focus is on the quality, sanitation and safety of meat products. The meats business in Mexico is regulated by Mexican authorities in a similar fashion.

6     Sara Lee Corporation and Subsidiaries

North American Retail Bakery – sells a variety of bakery products to retail customers in North America. Products include a wide variety of fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, frozen pies, cakes, cheesecakes and other desserts. The North American Retail Bakery segment includes the results of the corporation’s Senseo retail coffee business in the U.S. The primary raw materials include wheat flour, sugar, corn syrup, butter, fruit, eggs and cooking oils, which are purchased from independent suppliers. The North American Retail Bakery segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. Substantially all of the segment’s sales are generated in the U.S. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains. Sales are generally made through Sara Lee’s sales force and independent wholesalers. The North American Retail Bakery segment offers delivery directly to retail customer stores and warehouses through its direct store delivery system, which maintains approximately 4,500 delivery routes. The major brands under which North American Retail Bakery sells its products include Sara Lee, Earth Grains, Grant’s Farm, Colonial, Rainbo, Holsum, IronKids, Mother’s, Sunbeam, Healthy Choice and Chef Pierre. Certain brands are used under licensing arrangements. Sales of products sold under these licensing arrangements represent less than 8% of total North American Retail Bakery sales. Seasonality in the North American Retail Bakery segment is balanced by the diverse offering of products that tends to offset the seasonal changes in demand. For example, sales of buns increase in the warm summer months, and sales of specialty cakes and pies increase for the winter holiday season. The bakery business is highly competitive, with an emphasis on product quality, innovation and value. New product innovations drive growth in this segment. The North American Retail Bakery segment competes with other international, national, regional and local companies in each of the product groups. The bakery business is subject to the regulations of the Food and Drug Administration in the U.S. and by similar authorities in foreign countries.

Foodservice – sells a variety of meat, bakery and beverage products to foodservice customers in North America. Products include hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks, cooked and dry hams, bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes, roast, ground and liquid coffee, cappuccinos, lattes, teas and a variety of sauces, dressings and condiments. The primary raw materials for these products include a wide variety of items, including pork, turkey, beef, chicken, wheat flour, sugar, corn syrup, butter, fruit, eggs, cooking oils and green coffee beans that are purchased from independent vendors and farmers. The Foodservice segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. During 2006, virtually all of the segment’s sales were generated in the U.S. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions. The Foodservice segment also offers direct delivery of beverage products to restaurants and warehouses through its direct delivery system. Unit volumes in the Foodservice segment are generally a function of consumer eating patterns outside of the home. Seasonality in the Foodservice segment is balanced by a diverse offering of products to meet the consumer’s seasonal eating patterns. The Foodservice segment competes with other international, national, regional and local companies in each of the product groups and its products are generally regulated by various U.S. government agencies, such as the U.S. Department of Agriculture and the Food and Drug Administration.

International Beverage – sells coffee and tea products that are sold in major markets around the world, including Europe, Australia and Brazil. The significant cost item in the production of coffee products is the price of green coffee beans, which are purchased from farmers and coffee bean vendors in various countries around the world. The price of green coffee fluctuates based upon supply and demand, weather, the political climate in the producing nations, unilateral pricing policies of various nations and speculation in the commodities markets. Eighty-five percent of the segment’s sales in 2006 were generated in Western and Central Europe, 11% in Brazil and 4% in Australia. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to distributors. The International Beverage segment also offers direct delivery to restaurants and warehouses through its direct delivery system. In Europe, some of the more prominent brands are Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild and Pickwick, while in South America, significant brands include Café do Ponto, Café Caboclo, União and Café Pilão. Seasonal sales increases for beverage products are experienced in the second quarter due to higher consumer consumption in the winter months. The beverage business is highly competitive, with an emphasis on quality and value, and the International Beverage segment competes with other international and regional companies. Consumer preferences as to the blend or flavor

Sara Lee Corporation and Subsidiaries     7

and convenience of their purchases continue to change, with differing preferences in various countries and locations around the world.

International Bakery – sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia. Products include a variety of bread, buns, rolls, specialty bread, refrigerated dough, frozen desserts and ice cream. The primary raw materials include wheat flour, sugar, corn syrup, butter, fruit, eggs, milk and cooking oils, which are purchased from independent suppliers. The International Bakery segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. During 2006, 86% of the segment’s sales were generated in Western Europe, while the remaining sales were generated in Australia. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains and in the foodservice channel to distributors and other institutions. Sales are generally made through Sara Lee’s sales force and independent wholesalers. The International Bakery segment offers delivery directly to retail customer stores and warehouses through its direct store delivery system. The major brands under which International Bakery sells its products include Bimbo, CroustiPate, Ortiz, BonGateaux and Sara Lee. Seasonality in the International Bakery segment is balanced by the diverse offering of products that tends to offset the seasonal changes in demand. The bakery business is highly competitive, with an emphasis on product quality, innovation and value. New product innovations drive growth in this segment. The International Bakery segment competes with other international, national, regional and local companies in each of the product groups.

Household and Body Care – sells products in four primary categories: body care, air care, shoe care and insecticides. Body care consists of soaps, shampoos, bath and shower products, deodorants, shaving creams and toothpastes, which are sold primarily in Europe under brands such as Sanex, Duschdas, Radox, Monsavon and Prodent. Air care provides air fresheners under the Ambi Pur brand in Europe and certain Asian countries. Shoe care includes polishes, cleaners and wax under the Kiwi and Meltonian brands in many countries around the world. Insecticides are sold primarily in Europe and Asia under brands such as Vapona, Catch, GoodKnight, Bloom and Ridsect. Sixty-eight percent of the segment’s sales in 2006 were generated in Western and Central Europe, 22% in the Asia Pacific region, 5% in the U.S. and the remaining portion of the segment’s sales were generated primarily in Africa. The Household and Body Care segment experiences higher sales in the second half of the fiscal year, as sales of both body care products and insecticides increase in anticipation of the warmer summer months. The Household and Body Care business is highly competitive, with an emphasis on innovation, quality and value, and Sara Lee competes with other international and regional companies.

Branded Apparel – sources, manufactures and markets basic branded apparel products under the categories of innerwear, outerwear and sheer hosiery. The primary raw materials used in the production of these products include various natural and synthetic fabrics and fibers, including those made from cotton, nylon, spandex and certain elastics, which are purchased from various independent suppliers. The Branded Apparel segment relies on a group of suppliers to provide sewing services and certain textiles and yarns that are used in production. The Branded Apparel segment does not rely on any one vendor for these services and raw materials and alternative sources of supply exist for each of the services and raw materials that are used in production. Prices for raw materials fluctuate based upon supply and demand in the marketplace. Branded Apparel sells its products primarily in the U.S. and certain parts of Asia, Canada, Mexico and other Latin American countries, which comprises its international operations; 90% of the segment’s sales in 2006 were generated in the U.S. Approximately 29% of this segment’s sales are to Wal-Mart stores. Principal brands include Hanes, Champion, Playtex, L’eggs, barely there, Bali, Just My Size and Wonderbra in the U.S. Distribution channels range from department and specialty stores for premium brands to warehouse clubs and mass-merchandise outlets for certain value-priced brands. Sales are transacted through Sara Lee’s sales force. Sales are typically higher in the first two quarters of each year. Socks, hosiery and fleece products generally have higher sales in this period as a result of the cooler weather and back-to-school shopping. Sales levels in a period are also impacted by retailers’ decisions to increase or decrease inventory levels in response to anticipated consumer demand. The Branded Apparel business is highly competitive, with an emphasis on product value and quality. While many innerwear products such as white underwear and athletic socks, and outerwear products such as basic fleece products and T-shirts are less subject to significant change year-over-year, other products such as intimate apparel and sheer hosiery are more subject to significant change as they have a heavier emphasis on style and innovation. The corporation’s products in this segment compete against those of other national and international manufacturers. In addition, the consolidation of the retail trade has resulted in certain customers developing their own brands and sourcing product needs from third-party manufacturers.

8     Sara Lee Corporation and Subsidiaries

In 2005, the World Trade Organization completed a 10-year plan to phase out import quotas that limit the number of apparel products that can be imported into the U.S. and other countries. Approximately 180 countries ship apparel products to the U.S. The corporation sources products from a number of countries in the world and is continually evaluating its sourcing options. In evaluating these alternatives, the corporation considers factors such as quality, style, delivery times and manufacturing flexibility, in addition to the cost of manufacturing the apparel products and compliance with specific operating standards. The corporation will continue to evaluate its product sourcing strategies, including the ability to relocate production sourcing to lower-cost locations that previously may not have been available due to the import quotas. The phaseout of import quotas also could potentially allow new competitors to enter the apparel business. This includes both new domestic as well as foreign competitors who could establish manufacturing sites in these foreign locations. The corporation, under its numerous brands, designs, sources, produces, markets and delivers apparel products in this highly competitive business and will continue to evaluate sourcing and marketing options. It is unclear what the long-term implications will be as these quotas are eliminated.

The corporation completed the spin off to shareholders of the shares of its Branded Apparel segment in September 2006. The business will be known as Hanesbrands Inc.

Business Transformation Plan

In February 2005, the corporation announced a transformation plan designed to improve the corporation’s performance and better position Sara Lee for long-term growth. The plan is expected to be completed by 2010 and a number of significant gains and losses are anticipated to be recognized over this period. The following is an update on the actions taken in the transformation plan.

Organization Structure – The corporation reorganized its operations around distinct consumers, customers and geographic markets in order to build functional excellence, increase strategic focus and simplify the organization. As previously described, the corporation’s structure is now organized around seven business segments.

The corporation announced plans to locate the management of its North American businesses, along with a majority of its corporate staff, at a single site in suburban Chicago (Downers Grove, Illinois). As a result of this change:

•    Costs were incurred to relocate those individuals who were requested to remain with the organization and elected to do so.

•    A number of individuals elected not to relocate to Chicago and it was necessary to pay certain of these personnel stay bonuses to preserve business continuity while replacements were hired.

•    Certain positions and employees are being eliminated from the organization structure and severance benefits are being paid to these individuals.

•    Costs were incurred to recruit new employees to work in the Chicago area as well as to staff positions in newly created functions.

•    Bonuses are being accrued for certain employees deemed critical to the success of the transformation effort. These amounts are to incent individuals to remain with the organization and compensate them for an increased workload.

The corporation expects to finalize the employee centralization by mid-2007. In 2006, management approved a formal plan to centralize the research and development activities for North America into a temporary single site, while management starts construction on a permanent North American research center.

In Europe, the corporation has started executing plans to centralize management into a single location per country or region. Each centralized location will be supported by a shared services organization that will provide back-office functions. As a result of the plans to centralize management and eliminate operating locations, certain planned workforce reductions are in process.

As a result of these actions, pretax charges of $366 million were recognized in 2006 related to exit activities, transformation costs and accelerated depreciation in order to simplify the organizational structure, which includes $152 million of net severance costs, $14 million of costs to exit certain leased and owned facilities, $39 million of accelerated depreciation, $36 million of information technology costs related to system implementations and conversions, $26 million of employee retention costs, $22 million of relocation costs, $16 million of recruiting costs and $61 million related to consulting and other transformation and exit efforts. Transformation, exit activities and accelerated depreciation and amortization costs of $160 million were incurred in 2005. Additional restructuring actions are expected over the life of the transformation plan and further details regarding these actions are contained in this Financial Review and in Note 19, “Exit and Disposal Activities,” to the Consolidated Financial Statements.

Portfolio Changes – The corporation announced plans to dispose of a number of businesses in order to concentrate financial and management resources on a smaller number of entities that are better positioned for growth. At the end of 2006, seven of these businesses are reported as discontinued operations and the sale of six of these

Sara Lee Corporation and Subsidiaries     9

businesses and certain other asset sales had been completed during 2006, resulting in the receipt of $868 million in proceeds. The status of the portfolio changes are as follows:

Direct Selling – This business was disposed of in 2006 and an after-tax gain of $220 million was recognized. Substantially all of the assets were disposed of in December 2005, with the remaining operations in the Philippines being disposed of in June 2006.

U.S. Retail Coffee – This business was sold in December 2005, and an after-tax gain of $3 million was recognized.

European Branded Apparel – Substantially all of this business was sold in February 2006 and an after-tax gain of $86 million was recognized. The sale of the Branded Apparel operations in the Philippines is awaiting certain regulatory licenses and is expected to close in the first quarter of 2007.

European Nuts and Snacks – The corporation completed the sale of this business in June 2006 and recognized a gain of $70 million that relates to a separately reported and identifiable business unit that is reported in discontinued operations. An additional gain related to certain assets located in France and Belgium is reported in continuing operations. Further information on this disposal is contained in Note 4 to the Consolidated Financial Statements.

United Kingdom (U.K.) Apparel – The corporation completed the sale of this business in June 2006 and recognized a gain of $22 million. This business consists of the assets used in the U.K. apparel operations and certain joint venture investments in Sri Lanka.

U.S. Meat Snacks – The corporation completed the sale of this business in April 2006 and recognized a gain of less than $1 million.

European Meats – The corporation completed the sale of this business in the first quarter of 2007.

Branded Apparel Americas/Asia – The corporation completed the announced spin off to shareholders of the shares of its Branded Apparel segment in September 2006, creating a new public company. The business operates under the name Hanesbrands Inc.

Note 4 to the Consolidated Financial Statements contains a detailed discussion of the businesses reported as discontinued operations, the significant terms of the transactions completed to date and the impact these discontinued operations had on the reported results of the corporation.

Improving Operational Efficiency – The third element of the transformation plan involves several initiatives to improve the operational efficiency of the corporation. These initiatives include the following:

•    The simplification of the organization structure will result in the termination of a number of employees and the elimination of certain manufacturing facilities. The exit activities initiated by the corporation in 2006 are fully explained in other sections of this Financial Review and in Note 19, “Exit and Disposal Activities,” to the Consolidated Financial Statements. The corporation expects to recognize additional exit costs to reduce employment levels in the organization and eliminate manufacturing capacity throughout the transformation plan.

•    The company will reduce the number of brands utilized in its North American Retail Bakery business as well as continue to increase the research and development and marketing spending behind a smaller group of larger brands. As a result of these actions, the corporation completed an impairment review of its bakery brands and recognized a pretax and after-tax impairment charge of $193 million and $120 million, respectively. This charge is to recognize the impairment of $179 million of certain finite-lived trademarks and licensed brands in the North American Retail Bakery segment and $14 million of finite-lived trademarks in the International Bakery segment. The remaining carrying value of the trademarks and customer relationships in the North American Retail Bakery operations at the end of 2006 was $137 million and $165 million, respectively. These trademarks and customer relationships in the North American Retail Bakery segment may be impacted by further actions over the transformation period. If further actions are taken, the ongoing amortization may increase and an additional charge to recognize the impairment of these assets may result.

•    The corporation expects to make a substantial investment to improve information technology systems and processes. This is primarily related to the costs to implement a standardized information technology platform in the North American operations and the continued consolidation of information processing. There are a number of variables that impact the cost of installing and transitioning to new information systems. During 2006, the corporation incurred $36 million of expenses as these initiatives were launched. The corporation expects that from 2007 through 2010, the cost of these information technology initiatives will be approximately $210 million.

10     Sara Lee Corporation and Subsidiaries

Review of Consolidated Results of Operations – 2006 Compared With 2005

In millions	2006	2005	Dollar Change	Percent Change
Net sales	$15,944	$16,029	$(85)	(0.5)%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$106	$(106)
Acquisitions/dispositions	94	165	(71)
Total	$94	$271	$(177)
Operating income	$911	$1,369	$(458)	(33.4)%
Increase/(decrease) in operating income from
Receipt of contingent sale proceeds	$114	$117	$(3)
Changes in foreign currency exchange rates	–	29	(29)
Exit activities, asset and business dispositions	(88)	(90)	2
Transformation restructuring charges	(161)	(9)	(152)
Curtailment gain	–	28	(28)
Accelerated depreciation	(39)	(25)	(14)
Accelerated amortization of intangibles	–	(9)	9
Impairment charges	(193)	–	(193)
Hurricane losses	(5)	–	(5)
Change in vacation policy	14	–	14
Acquisitions/dispositions	2	18	(16)
Total	$(356)	$59	$(415)

Net Sales – Consolidated net sales decreased $85 million, or 0.5%, in 2006 over 2005, to $15,944 million. Changes in foreign currency, particularly in the European euro and British pound, decreased reported net sales by 0.7%, or $106 million. The net impact of acquisitions and dispositions in 2006 versus 2005 reduced net sales by $71 million, or 0.4%. The remaining net sales increase of $92 million, or 0.6%, resulted from increases in net sales in the North American Retail Meats, North American Retail Bakery, Foodservice, International Beverage and the International Bakery segments. The North American Retail Meats segment experienced higher net sales primarily as a result of increased unit volumes and an improved sales mix, while the higher sales in the North American Retail Bakery segment were primarily due to higher product pricing, as higher costs were passed along, and higher branded volumes. The Foodservice segment had higher net sales due to higher unit selling prices as the segment passed along higher costs, partially offset by an unfavorable sales mix. The International Beverage and International Bakery segments had higher net sales as a result of an improved product mix and higher unit selling prices as higher costs were passed along to customers. In the Household and Body Care segment, net sales declined due to continued competitive pricing pressures in the marketplace. In the Branded Apparel segment, net sales declined primarily from lower unit volumes resulting from the exit of certain product lines, lower average pricing and an unfavorable sales mix.

Unit Volumes – Unit volumes in the North American Retail Meats segment increased 5%, with increases coming in both the U.S. and Mexico. Increased sales of branded fresh bread products and the corporation’s single serve retail coffee products were offset by declines in unbranded fresh bread and frozen bakery products resulting in a unit volume decline of 1% versus the prior year in the North American Retail Bakery segment. Unit volumes were unchanged in the Foodservice segment as declines in beverage products offset higher unit sales of meat and bakery products. In the International Beverage segment, unit volumes declined less than 1% as volumes in the retail channel were unchanged and volumes in the foodservice channel declined 1%. In the International Bakery segment, unit volumes declined 1% as declines for fresh and frozen products in Europe and Australia were only partially offset by increases in dough products in Europe. The unit volumes for the four core categories of the Household and Body Care segment were unchanged in 2006, as growth in the body care and shoe care categories were offset by declines in the air care and insecticides categories. In 2006, unit volumes declined 2% in the Branded Apparel segment based upon declines in the three areas of innerwear, sheer hosiery and international markets due in part to the exit of certain low-margin product lines within the innerwear and international categories and the decline in sheer hosiery shipments.

Gross Margin Percent – The gross margin percent for the corporation declined by 0.4% in 2006, from 37.5% in 2005 to 37.1% in 2006, as two of the segments experienced higher gross margins and five of the segments experienced lower gross margins. The gross margin percent in the North American Retail Meats segment increased 1.4% during the year as the segment experienced increased unit volumes, a favorable product mix and lower raw material commodity costs. The gross margin percent in the Branded Apparel segment increased 1.9% as lower commodity costs and lower slow-moving inventory costs were partially offset by lower unit volumes and higher energy costs.

The North American Retail Bakery, Foodservice, International Beverage, International Bakery and Household and Body Care segments each experienced lower gross margin percentages. In the North American Retail Bakery segment,

Sara Lee Corporation and Subsidiaries     11

the gross margin percent declined by 0.5% primarily due to higher energy costs. In the Foodservice segment, the gross margin percent declined by 1.7%, primarily from declines in unit volume for beverage products and higher energy costs. In the International Beverage segment, the full impact of higher commodity costs could not be fully passed along to the customer, which was the primary reason for a 3.5% decline in the gross margin percent during the year. In the International Bakery segment, the gross margin percent declined by 0.3%, primarily due to a decline in unit volumes in Europe. The Household and Body Care segment’s gross margin percent declined by 1.7%, primarily from an unfavorable product mix, competitive pricing in the marketplace and unfavorable energy costs.

Selling, General and Administrative Expenses –

In millions	2006	2005	Dollar Change	Percent Change
SG&A expenses in the business segment results	$4,447	$4,325	$122	2.8%
Amortization of identifiable intangibles	70	71	(1)	(2.4)
General corporate expenses	326	267	59	22.4
Total	$4,843	$4,663	$180	3.9%

Total selling, general and administrative (SG&A) expenses increased $180 million, or 3.9%, in 2006 over the prior year. Changes in foreign currency exchange rates, primarily in the European euro, decreased SG&A expenses by $46 million, or 1.0%. Therefore, the remaining increase in SG&A expenses was $226 million, or 4.9%. Measured as a percent of sales, SG&A expenses increased from 29.1% in 2005 to 30.4% in 2006. SG&A expenses as a percent of sales increased in each of the business segments with the exception of International Beverage.

Each of the corporation’s business segments experienced costs related to the corporation’s transformation activities. Transformation expenses are recognized in SG&A expenses in the business segments and in general corporate expenses and generally include accelerated depreciation on facilities that will be exited, relocation and recruiting expenses related to the centralization of the corporation’s management team and costs associated with the disposition of various businesses.

Total SG&A expenses reported in the business segments increased by $122 million, or 2.8%, between 2005 and 2006, primarily due to costs associated with the corporation’s transformation program. Amortization of intangibles decreased by $1 million in 2006 versus 2005. General corporate expenses, which are not allocated to the individual business segments, increased by $59 million, or 22.4%, primarily due to higher transformation expenses, a $16 million increase in corporate office and administrative expenses and $20 million of non-recurring income in the prior year related to the favorable resolution of a withholding tax obligation partially offset by favorable foreign currency results as compared to the prior year.

As more fully described in Note 4 to the Consolidated Financial Statements, “Discontinued Operations,” the corporation has reported its U.K. Apparel business as a discontinued operation. The corporation’s sale of the U.K. Apparel business resulted in the corporation retaining the pension plan for its U.K. employees and its related liabilities and certain other liabilities for workers’ compensation claims. As a result, the corporation has recognized the service costs related to these retained plans in the operations of the discontinued business and the remaining net periodic pension costs associated with these plans in general corporate expenses in all periods presented. The corporation will report future expenses related to these liabilities as general corporate expenses. Pension expense related to the U.K. pension plans declined by $14 million in 2006 versus 2005.

Transformation Actions and Other Significant Items – The reported results for 2006 and 2005 reflect amounts recognized for actions associated with the corporation’s ongoing business transformation program and other significant amounts. These amounts include the following:

Business Transformation Costs – These include costs to retain and relocate existing employees, recruit new employees, third-party consulting costs associated with transformation efforts and incremental depreciation costs associated with decisions to close facilities at dates sooner than originally anticipated. In addition, the business transformation effort has resulted in the corporation eliminating certain employee benefits that have reduced costs and positively impacted reported results.

Impairment Charges – In the North American Retail Bakery and International Bakery segments, the corporation has focused marketing support on a fewer number of larger brands and plans to exit certain other brands. The corporation conducted impairment reviews for the trademarks utilized in these segments and recognized impairment charges during 2006.

Exit Activities, Asset and Business Dispositions – These costs are reported on a separate line in the Consolidated Statements of Income. Exit activities primarily relate to charges taken to recognize severance actions approved by the corporation’s management and the exit of leased facilities or other contractual arrangements. Asset and business disposition activities include costs associated with separating businesses targeted for sale and preparing financial statements for these businesses, as well as gains and losses associated with the disposition of asset groups that do not qualify for discontinued operations reporting.

Storm Costs – Operating results were negatively impacted in 2006 as a result of Gulf Coast hurricane damages.

12     Sara Lee Corporation and Subsidiaries

The following is a summary of the transformation and other significant items that have impacted 2006 and 2005.

In millions	2006	2005
Cost of sales
Transformation costs	$4	$–
Hurricane losses	2	–
Accelerated depreciation	30	21
Curtailment gain from bakery workforce reduction	–	(28)
Selling, general and administrative expenses
Impairment charges	193	–
Accelerated depreciation and amortization of intangibles	9	13
Transformation charges	157	9
Hurricane losses	3	–
Change in vacation policy	(14)	–
Charges for (income from)
Exit activities	166	117
Asset and business dispositions	(78)	(27)
Impact on income from continuing operations before income taxes	472	105
Income tax benefit	(168)	(33)
Impact on income from continuing operations	$304	$72

The costs (income) of the above actions on the corporation’s business segments and amortization expense are summarized as follows:

In millions	2006	2005
North American Retail Meats	$48	$(31)
North American Retail Bakery	208	(6)
Foodservice	21	(2)
International Beverage	16	32
International Bakery	44	5
Household and Body Care	28	9
Branded Apparel	3	44
Impact on the business segments	368	51
General corporate expenses	104	45
Accelerated amortization of intangibles	–	9
Impact on income from continuing operations before income taxes	$472	$105

2006 – The amount recognized in “Cost of sales,” as noted in the table above, consists of $30 million of accelerated depreciation on facilities and equipment targeted for disposal in the North American Retail Meats, North American Retail Bakery, Foodservice, International Beverage and Household and Body Care segments, $2 million of losses as a result of Gulf Coast hurricanes and $4 million of other transformation expenses. The amounts recognized in “Selling, general and administrative expenses” include an impairment charge of $193 million to recognize the impairment of certain owned and licensed trademarks in the North American Retail Bakery and International Bakery segments, a charge of $157 million for actions related to the corporation’s transformation plan, a $9 million charge for accelerated depreciation, and $3 million of losses from Gulf Coast hurricanes, which was partially offset by $14 million of income resulting from a change in the corporation’s vacation policy for U.S. employees. The corporation recognized an $88 million charge related to exit activities, asset and business dispositions during 2006. The $88 million charge consists of a $166 million charge for exit activities and a net $78 million of income related to asset and business dispositions. The $166 million charge for exit activities consists of a $162 million charge for management’s approved actions related to the termination of 2,527 employees, a $14 million charge for the exit of certain owned and leased facilities, partially offset by $10 million of exit activities that were completed for amounts more favorable than originally estimated. The $78 million of income from asset and business dispositions includes a $117 million gain related to the sale of working capital of a European rice product line, certain European skin care and sunscreen assets, certain assets related to the French and Belgian Nuts and Snacks business, a minority investment in a foreign branded apparel operation and certain other asset dispositions. This gain was partially offset by a $39 million charge to prepare businesses for disposition. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $472 million and $304 million, respectively, and reduce diluted EPS by $0.40.

2005 – The following is a summary of the actions that impacted the corporation in 2005. The amount recognized on the line titled “Cost of sales,” as noted in the previous table, consists of a $28 million curtailment gain from the termination of certain North American Retail Bakery employees, which was partially offset by a $21 million charge for accelerated depreciation on certain facilities and equipment to be disposed of in the North American Retail Bakery, Foodservice and Household and Body Care segments. SG&A expenses include a $22 million net charge, which includes a $13 million charge for accelerated depreciation and amortization for the cost to abandon certain Branded Apparel assets and North American Retail Bakery intangible assets and a $9 million charge for transformation costs. The line titled “Net charges for exit activities, asset and business dispositions” includes a $90 million net charge that consists of the following components: $117 million net charge for certain exit activities and a net $27 million gain from certain asset and business disposition actions. The $117 million charge for exit activities includes the following components: a $120 million charge relates to certain severance actions related to the planned termination of 1,751 employees, an $8 million charge relates

Sara Lee Corporation and Subsidiaries     13

to certain lease exit and other contractual costs and $11 million of income relates to certain exit activities that were completed for amounts more favorable than originally estimated. The $27 million net gain from asset and business disposition actions includes the following components: $58 million of income relates to the disposition of trademarks and working capital related to a noncore skin care product line and certain noncore regional meat products and brands, $3 million of income represents amounts received from prior business dispositions, and partially offsetting these amounts, is a $34 million charge related to the costs of evaluating certain asset and business dispositions. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $105 million and $72 million, respectively, which reduced diluted earnings per share from continuing operations during the period by $0.09 per share.

These actions are more fully described in the Exit and Disposal Activities note to the Consolidated Financial Statements. As a result of exit activities taken since the beginning of 2004, and transformation actions taken since the beginning of the transformation plan in 2005, the corporation’s cost structure was reduced and efficiency was improved. The following table summarizes the actual and projected savings from these actions.

In millions	Actual Savings Recognized in 2006	Actual Savings Recognized in 2005
Restructuring Actions Approved in:
2004	$85	$58
2005	63	6
2006	27	–
	$175	$64

In future years, the corporation expects to recognize additional transformation, exit and accelerated depreciation costs as the corporation reduces employment levels and eliminates manufacturing capacity.

Under the corporation’s transformation plan, which is described earlier in this document, a number of businesses have been sold. The Direct Selling, European Branded Apparel, U.K. Apparel, U.S. Retail Coffee, European Nuts and Snacks, European Meats and U.S. Meat Snacks businesses have been reported as discontinued operations and each of these businesses was sold in 2006 or early 2007. The Branded Apparel Americas/Asia business was spun off by the corporation in early 2007. The following table summarizes the actual and projected savings related only to those businesses that are expected to be a part of continuing operations after the disposal of the targeted businesses.

In millions	Actual Savings Recognized in 2006	Actual Savings Recognized in 2005
Restructuring Actions Approved in:
2004	$27	$26
2005	34	6
2006	27	–
	$88	$32

Receipt of Contingent Sale Proceeds – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the 2006 and 2005 payments passed in the first quarters of each of the respective years and the corporation received the payments. The 2006 payment was equivalent to $114 million and the 2005 payment was equivalent to $117 million based upon respective exchange rates on the date of receipt. These amounts were recognized in the corporation’s earnings when received and each of the payments increased diluted earnings per share from continuing operations by $0.15 when they were recognized.

Net Interest Expense – Net interest expense increased by $39 million in 2006, to $228 million. The increase was the result of higher average interest rates on outstanding debt and a $19 million decrease in interest income due in part to the corporation’s repatriation of cash from foreign jurisdictions in early 2006. These funds had previously been invested in short-term investments.

Income Tax Expense – The effective tax rate on continuing operations in 2006 and 2005 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23 to the Consolidated Financial Statements. The most significant of these items are discussed below.

•    In 2006, tax expense from continuing operations was $273 million, which resulted in an effective tax rate on continuing operations of 40.0%. During the year, the corporation recognized a $522 million charge to repatriate to the U.S. approximately $1,762 million of cash related to current and prior years’ earnings of certain foreign subsidiaries previously deemed to be permanently invested. Of the $522

14     Sara Lee Corporation and Subsidiaries

million charge, $44 million relates to cash repatriated during 2006 and $478 million relates to repatriation that will occur in future years. This charge was partially offset by a $308 million credit related to the favorable outcome of certain foreign tax audits and reviews.

•    In 2005, tax expense from continuing operations was $99 million, which resulted in an effective tax rate of 8.4%. During 2005, the corporation recognized a tax charge of $310 million to repatriate certain foreign earnings of the corporation. Of the $310 million, $262 million relates to the repatriation of current year earnings and $48 million is the result of management’s approval of a plan to repatriate accumulated income from certain controlled foreign corporations to the U.S. under the American Jobs Creation Act of 2004. This charge was offset by a $348 million tax benefit related to the favorable outcome of certain foreign tax audits and reviews.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods.

•    The spin off of the Branded Apparel Americas/Asia business in 2007 will likely result in an increase to the corporation’s continuing business effective tax rate. The Americas/Asia Apparel operations have historically had a lower effective tax rate than the remainder of the business and generate a significant amount of operating cash flow. The elimination of this cash flow will likely require the corporation to remit a greater portion of the future earnings of foreign subsidiaries to the U.S. than has historically been the case and may result in higher levels of tax expense and cash taxes paid. The corporation has indicated that it expects its effective tax rate to approximate 29% – 31% after the business transformation is completed.

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

Income from Continuing Operations and Diluted Earnings Per Share from Continuing Operations (EPS) – Income from continuing operations in 2006 was $410 million, which was $671 million, or 62.1%, less than the prior year. The decline in income from continuing operations was primarily due to the following factors:

•    The corporation’s gross margin declined by $84 million, primarily as a result of higher commodity costs related to coffee products, higher energy costs, plus lower unit volumes and an unfavorable product mix in the Branded Apparel segment. This resulted in a slightly lower gross profit margin percent.

•    SG&A expenses in 2006 increased by $180 million over the comparable period of the prior year primarily due to costs associated with the corporation’s transformation plan, and higher distribution costs primarily related to higher energy and employee costs. SG&A expenses as a percent of sales increased from 29.1% in 2005 to 30.4% in 2006.

•    In 2006, the corporation recognized a charge of $88 million for exit activities, asset and business dispositions, while in 2005, the corporation recognized a charge of $90 million.

•    In 2006, the corporation recognized an impairment charge of $193 million related to certain intangible assets in the North American Retail Bakery and International Bakery segments.

•    The corporation recognized $3 million less of contingent sale proceeds from a prior disposition in 2006 than in 2005.

•    Due to an increase in average borrowing rates and lower interest income, net interest expense increased by $39 million in 2006.

•    Income tax expense increased by $174 million in 2006 versus 2005.

Diluted EPS from continuing operations decreased from $1.36 in 2005 to $0.53 in 2006, a decrease of 61.0%. Diluted EPS declined at a lower rate than income from continuing operations as a result of lower average shares outstanding during 2006 than 2005. During 2006, the corporation repurchased 30.1 million shares of common stock.

Sara Lee Corporation and Subsidiaries     15

Discontinued Operations – This includes the results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks and European Meats businesses. The following summarizes the results of the discontinued operations for 2006 and 2005:

In millions	2006	2005	Dollar Change	Percent Change
Net sales	$2,595	$3,698	$(1,103)	(29.8)%
Loss from operations before income taxes	$(350)	$(190)	$(160)
Income tax benefit (expense) on income from operations	94	(172)	266
Gain on sale of discontinued operations	466	–	466
Income taxes on gain on sale of discontinued operations	(65)	–	(65)
Net income (loss) from discontinued operations	$145	$(362)	$507

Results of Discontinued Operations – Net sales of the discontinued operations decreased by $1,103 million, or 29.8%, in 2006 as compared to 2005. The corporation completed the sales of the Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel and the U.S. Meat Snacks businesses during 2006. Therefore, 12 months of comparable sales were not included in 2006. Additionally, the remaining business reported in discontinued operations reported lower sales in 2006 as compared to 2005. The loss before income taxes increased by $160 million in 2006, as the corporation recognized $394 million of impairment charges in the current year, which was $44 million higher than the impairment charges in the prior year; certain businesses have been sold and a full 12 months of results are therefore not included in the current year period; and the remaining business reported lower profitability during the period. During 2006, the corporation recognized the following pretax impairment charges: a $179 million charge related to European Branded Apparel, a $44 million charge related to U.S. Retail Coffee, a $34 million charge related to the U.K. Apparel business, a $125 million charge related to the European Meats business and a $12 million charge related to the U.S. Meat Snacks business. Further details regarding these charges can be found in Note 4, “Discontinued Operations,” to the Consolidated Financial Statements.

The effective tax rate of the pretax loss recognized in discontinued operations in 2006 of 26.9% was due to several factors: first, the impairment charges included $158 million of non-deductible goodwill; second, certain of the impairment charges and operating losses are in tax jurisdictions in which the corporation cannot recognize a tax benefit; and finally, the closing of the Direct Selling sale transaction resulted in the corporation receiving certain tax benefits in the current period for foreign taxes incurred in 2005.

The corporation’s discontinued operations impacted the cash flows of the corporation as summarized in the table below.

In millions – Increase/(decrease)	2006	2005
Discontinued operations impact on:
Cash flow from operating activities	$128	$214
Cash flow used in investing activities	(208)	(51)
Cash flow from (used in) financing activities	56	(160)
Effect of foreign exchange rates on cash	1	(7)
Net cash impact of discontinued operations	$(23)	$(4)
Cash balance of discontinued operations:
At start of period	$37	$41
At end of period	14	37
(Decrease) increase in cash of discontinued operations	$(23)	$(4)

Gain on Sale of Discontinued Operations – The corporation completed the sales of Direct Selling, U.S. Retail Coffee, European Branded Apparel, U.K. Apparel, European Nuts and Snacks and U.S. Meat Snacks businesses during 2006 and recognized a pretax and after-tax gain of $466 million and $401 million, respectively. Further details regarding these transactions are included in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Consolidated Net Income and Diluted Earnings Per Share – Net income of $555 million in 2006 was $164 million, or 22.7%, lower than reported in 2005. The decline in net income was primarily due to the $671 million decline in income from continuing operations partially offset by the gain from the sale of discontinued businesses net of losses from discontinued operations. Diluted EPS decreased from $.90 in 2005 to $.72 in 2006, a decline of 20.0%.

16     Sara Lee Corporation and Subsidiaries

Operating Results by Business Segment – 2006 Compared With 2005

Operating results by business segment in 2006 compared with 2005 are as follows:

	Net Sales		Income From Continuing Operations Before Income Taxes
In millions	2006	2005	2006	2005
North American Retail Meats	$2,534	$2,440	$149	$179
North American Retail Bakery	1,871	1,812	(197)	(4)
Foodservice	2,179	2,142	120	182
International Beverage	2,353	2,302	384	405
International Bakery	742	768	20	70
Household and Body Care	1,827	1,927	216	310
Branded Apparel	4,485	4,684	501	448
Total business segments	15,991	16,075	1,193	1,590
Intersegment sales	(47)	(46)	–	–
Total net sales and operating segment income	15,944	16,029	1,193	1,590
Amortization of intangibles	–	–	(70)	(71)
General corporate expenses	–	–	(326)	(267)
Contingent sale proceeds	–	–	114	117
Total net sales and operating income	15,944	16,029	911	1,369
Net interest expense	–	–	(228)	(189)
Net sales and income from continuing operations before income taxes	$15,944	$16,029	$683	$1,180

A discussion of each business segment’s sales and operating segment income is presented below. The change in unit volume for each business segment that is shown in the tables below excludes the impact of acquisitions and dispositions, if any.

The intangible amortization in the table above relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments.

General corporate expenses increased primarily due to the costs associated with the transformation, higher corporate office and administrative expenses, partially offset by favorable foreign currency results as compared to the prior year.

North American Retail Meats

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				5%
Net sales	$2,534	$2,440	$94	3.9%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(9)	$9
Acquisition/dispositions	5	45	(40)
Total	$5	$36	$(31)
Operating segment income	$149	$179	$(30)	(17.0)%
Increase/(decrease) in operating segment income from Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(15)	34	(49)
Transformation charges	(21)	(3)	(18)
Acquisition/dispositions	–	4	(4)
Vacation accrual	3	–	3
Accelerated depreciation	(15)	–	(15)
Total	$(48)	$35	$(83)

Unit volumes in 2006 in the North American Retail Meats segment for processed meats increased 5% as compared to 2005, consisting of increases of 5% in the U.S. and 8% in Mexico.

Net sales in the North American Retail Meats segment increased by $94 million, or 3.9%, to $2,534 million in 2006 from $2,440 million in the prior year. During 2006, the strengthening of the Mexican peso increased reported net sales by $9 million, or 0.4%. Sales of businesses acquired net of business dispositions since the beginning of fiscal 2005 reduced net sales by $40 million, or 1.7%. The remaining net sales increase of $125 million, or 5.2%, was primarily due to increases in unit volumes and a favorable product mix partially offset by certain price reductions in the U.S. market.

The North American Retail Meats gross margin percent increased from 28.3% in 2005 to 29.7% in 2006 primarily from the benefit of lower commodity costs and improved manufacturing efficiencies, which were partially offset by higher energy and packaging costs and certain price reductions.

Operating segment income in North American Retail Meats decreased by $30 million, or 17.0%, from $179 million in 2005 to $149 million in 2006. Changes in foreign currency exchange rates did not have a significant impact on reported operating segment income. The net impact of exit activities, accelerated depreciation, transformation expenses and a change in vacation policy decreased operating segment income by $48 million in 2006, while during 2005, the corporation recognized income from exit activities, net of transformation charges, of $31 million. The net impact of

Sara Lee Corporation and Subsidiaries     17

these actions reduced operating segment income by $79 million, or 49.2%. The impact of businesses acquired and disposed of after the beginning of 2005 decreased operating segment income by $4 million, or 4.0%. The remaining operating segment income increase of $53 million, or 35.9%, as compared to the same period of the prior year is primarily the result of a $63 million increase in gross margin plus the impact of a $4 million decrease in media advertising and promotion costs, partially offset by higher energy, selling and administrative costs.

North American Retail Bakery

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				(1)%
Net sales	$1,871	$1,812	$59	3.2%
Increase/(decrease) in net sales from acquisitions	$33	$–	$33
Operating segment loss	$(197)	$(4)	$(193)	NM
Increase/(decrease) in operating segment loss from
Exit activities, asset and business dispositions	$(7)	$–	$(7)
Transformation charges	(18)	(2)	(16)
Impairment charge	(179)	–	(179)
Curtailment gain	–	13	(13)
Acquisition	2	–	2
Vacation accrual	3	–	3
Accelerated depreciation	(7)	(5)	(2)
Total	$(206)	$6	$(212)

The North American Retail Bakery segment also includes the results of the corporation’s Senseo retail coffee business in the U.S.

Net unit volumes in the North American Retail Bakery segment declined 1% during 2006, primarily as a result of the decision to exit certain lower margin U.S. fresh bread business, particularly with certain private label customers, and a decline in shipments of frozen bakery products, which was partially offset by increases in sales of branded fresh bread products.

Net sales in the North American Retail Bakery segment increased $59 million, or 3.2%, over the comparable prior year period. An acquisition completed after the start of fiscal 2005 increased sales by $33 million, or 1.8%, during the period. The remaining increase in net sales of $26 million, or 1.4%, was primarily attributable to certain selling price increases to partially offset higher costs and a favorable product mix.

The gross margin percent in the North American Retail Bakery segment decreased 0.5% from 46.7% in 2005 to 46.2% in 2006, as higher pricing and improved product mix increased the gross margin dollars, which was offset by higher costs for energy and packaging materials and employee costs that reduced the gross margin percent.

Operating segment income in the North American Retail Bakery segment decreased by $193 million, from a loss of $4 million in 2005 to a loss of $197 million in 2006. Both 2006 and 2005 were impacted by some or all of the following: an impairment charge, exit activities, transformation expenses, accelerated depreciation, a curtailment gain and a change in an employee vacation policy as shown in the previous table. In 2006, the North American Retail Bakery segment recognized total expenses of $208 million for impairment charges, exit activities, transformation expenses, accelerated depreciation and the change in vacation policy, while in 2005, the segment recognized $6 million of income from the combination of a curtailment gain, transformation expenses and accelerated depreciation. The net impact of the impairment charge, exit activities, transformation expenses, accelerated depreciation, curtailment gain and the vacation policy change in 2006 versus 2005 decreased operating segment income by $214 million. Operating segment income in 2006 increased by $2 million related to income from a business that was acquired after the start of fiscal 2005. The remaining operating segment income increase of $19 million was primarily attributable to improved pricing and product mix that led to higher gross margin dollars and a lower cost structure as a result of prior restructuring actions.

Foodservice

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$2,179	$2,142	$37	1.7%
Increase/(decrease) in net sales from Changes in foreign currency exchange rates	$–	$(2)	$2
Dispositions	–	2	(2)
Total	$–	$–	$–
Operating segment income	$120	$182	$(62)	(33.6)%
Increase/(decrease) in operating segment income from Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(8)	(7)	(1)
Transformation charges	(8)	–	(8)
Curtailment gain	–	15	(15)
Disposition	–	1	(1)
Hurricane losses	(5)	–	(5)
Vacation accrual	4	–	4
Accelerated depreciation	(4)	(6)	2
Total	$(21)	$3	$(24)

Net unit volumes in the Foodservice segment were flat during the period as increases for meats and bakery products were offset by declines in beverage products.

18     Sara Lee Corporation and Subsidiaries

Net sales in the Foodservice segment increased $37 million, or 1.7%, over the comparable prior year period. Changes in foreign currency, primarily the Canadian dollar, increased net sales by $2 million. The 2005 period includes sales of $2 million from businesses that have been disposed of after the start of 2005, which decreased net sales by 0.1%. The remaining net sales increase of $37 million, or 1.8%, was primarily due to certain price increases to cover higher commodity costs.

The gross margin percent in the Foodservice segment decreased 1.7%, from 29.2% in 2005 to 27.5% in 2006, primarily from higher commodity, energy and employee costs, an unfavorable sales mix and a curtailment gain that was reflected in the prior year.

Operating segment income in the Foodservice segment decreased by $62 million, or 33.6%, from $182 million in 2005 to $120 million in 2006. Both 2006 and 2005 were impacted by some or all of the following: transformation and exit activity charges, accelerated depreciation, a curtailment gain, hurricane losses and a change in the vacation policy. In 2006, exit activities, transformation expenses, accelerated depreciation and hurricane losses net of the impact of the change in vacation policy totaled $21 million, while in 2005, the segment experienced a net gain of $2 million from a curtailment gain, partially offset by charges for exit activities and accelerated depreciation. The net impact of these items decreased operating segment income by $23 million, or 11.6%. The impact of businesses disposed of after the beginning of 2005 decreased operating segment income by $1 million, or 0.4%. The remaining operating segment income declined by $38 million, or 21.6%, primarily from the impact of lower gross margins and higher fuel costs.

International Beverage

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$2,353	$2,302	$51	2.2%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$39	$(39)
Dispositions	–	20	(20)
Total	$–	$59	$(59)
Operating segment income	$384	$405	$(21)	(5.2	) %
Increase/(decrease) in operating segment income from Changes in foreign currency exchange rates	$–	$17	$(17)
Exit activities, asset and business dispositions	3	(29)	32
Transformation charges	(16)	(3)	(13)
Disposition	–	3	(3)
Accelerated depreciation	(3)	–	(3)
Total	$(16)	$(12)	$(4)

Net unit volumes in the International Beverage segment were unchanged compared to the prior year period, as unit volumes for retail coffee products were unchanged while foodservice coffee unit volumes declined 1%. Roast and ground coffee retail unit volumes declined in Europe but increased in Brazil. In Europe, a continuing competitive marketplace, particularly from private label competitors, negatively impacted unit volumes, while in Brazil, lower prices and geographic expansion contributed to the increase.

Net sales in the International Beverage segment increased by $51 million, or 2.2%, to $2,353 million in 2006. Within the segment, the impact of foreign currency changes, particularly in the European euro, decreased reported net sales by $39 million, or 1.7%. Dispositions completed after the start of 2005 reduced net sales by $20 million, or 0.9%, during the year. The remaining net sales increase of $110 million, or 4.8%, compared to the comparable period of the prior year was primarily due to unit selling prices that increased as the corporation passed on certain raw material cost increases to the customer and a favorable product mix.

The gross margin percent in the International Beverage segment decreased 3.5% from 46.2% in 2005 to 42.7% in 2006 primarily as a result of higher raw material costs that were not fully passed along to the customer in the form of higher selling prices.

Operating segment income for the International Beverage segment decreased $21 million, or 5.2%, to $384 million in 2006. Changes in foreign currency exchange rates decreased operating segment income by $17 million, or 3.8%. The International Beverage segment recognized $16 million of net charges in 2006 related to transformation, exit activities and accelerated depreciation, while in 2005, $32 million in charges were recognized. The net impact of these items increased operating segment income by $16 million, or 3.3%. The impact of businesses disposed of after the beginning of 2005 decreased operating segment income by $3 million, or 0.6%. The remaining operating segment income decrease was $17 million, or 4.1%, primarily from lower gross margins, partially offset by lower media advertising and promotion, and benefits from the corporation’s transformation actions.

Sara Lee Corporation and Subsidiaries     19

International Bakery

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				(1)%
Net sales	$742	$768	$(26)	(3.3)%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$29	$(29)
Total	$–	$29	$(29)
Operating segment income	$20	$70	$(50)	(72.1)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$3	$(3)
Exit activities, asset and business dispositions	(25)	(5)	(20)
Transformation charges	(5)	–	(5)
Impairment charge	(14)	–	(14)
Total	$(44)	$(2)	$(42)

Net unit volumes in the International Bakery segment declined 1% in 2006 as compared to 2005, as increases in shipments of dough products in Europe were offset by declines in fresh bread shipments in Europe and frozen baked goods in Australia.

Net sales in the International Bakery segment decreased $26 million, or 3.3%, over the comparable prior year period. There were no acquisitions or dispositions that impacted the International Bakery segment during the period. The impact of foreign currency changes, particularly in the European euro, decreased reported net sales by $29 million, or 3.8%. The remaining net sales increase of $3 million, or 0.5%, was primarily a result of price increases to offset certain cost increases and increased volumes for refrigerated dough products.

The gross margin percent in the International Bakery segment in 2006 declined 0.3%, from 42.1% in 2005 to 41.8% in 2006, primarily due to the impact of higher costs and lower volumes.

Operating segment income in the International Bakery segment decreased by $50 million, or 72.1%, from $70 million in 2005 to $20 million in 2006. The impact of changes in foreign currency exchange rates decreased operating segment income by $3 million, or 3.5%. In 2006, the International Bakery segment recognized $44 million of charges related to the impairment of intangibles, exit activities and transformation expenses and recognized $5 million of charges in 2005. The net impact of these charges reduced operating segment income by $39 million, or 56.5%. The remaining decline in operating segment income of $8 million, or 12.1%, was primarily due to higher promotion costs and higher energy and employee costs.

Household and Body Care

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$1,827	$1,927	$(100)	(5.2)%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$57	$(57)
Dispositions	–	29	(29)
Total	$–	$86	$(86)
Operating segment income	$216	$310	$(94)	(30.3)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$9	$(9)
Exit activities, asset and business dispositions	(1)	1	(2)
Transformation charges	(19)	(1)	(18)
Accelerated depreciation	(8)	(9)	1
Dispositions	–	10	(10)
Total	$(28)	$10	$(38)

Unit volumes in the Household and Body Care segment for the four core categories – shoe care, body care, air care and insecticides – were unchanged in 2006, as declines in air care, due to a competitive marketplace in Europe, and insecticides were offset by increases for body care and shoe care products.

Net sales in the Household and Body Care segment declined $100 million, or 5.2%, in 2006 to $1,827 million. The impact of changes in foreign currency exchange rates decreased reported net sales by $57 million, or 2.9%, primarily due to changes in the European euro and British pound. The 2005 period includes sales of $29 million from product lines that had been disposed of after the start of 2005, which reduced net sales by 1.5%. The remaining net sales decrease of $14 million, or 0.8%, was primarily due to lower air care unit volumes and lower average selling prices due to a competitive marketplace.

The gross margin percent in the Household and Body Care segment decreased 1.7%, from 51.6% in 2005 to 49.9% in 2006, due to lower pricing in a competitive marketplace, the decline in air care unit volumes and an unfavorable sales mix.

Operating segment income decreased $94 million, or 30.3%, to $216 million in 2006. Changes in foreign currency exchange rates reduced operating segment income by $9 million, or 2.4%. In 2006, the Household and Body Care segment recognized $28 million of charges for exit activities, transformation costs and accelerated depreciation. During 2005, the Household and Body Care segment recognized $9

20     Sara Lee Corporation and Subsidiaries

million in charges for accelerated depreciation, exit activities and transformation costs. The change in transformation charges, exit activities and accelerated depreciation between 2005 and 2006 reduced operating segment income by $19 million, or 7.0%. The 2005 period included $10 million of income from certain product lines that were disposed of after the start of 2005, which reduced operating segment income by 2.5%. The remaining operating segment income declined by $56 million, or 18.4%, primarily from the decline in unit volumes for air care and gross margins.

The corporation is continuing with the evaluation of a number of smaller brands in this business segment. This review has resulted in the sale of a number of smaller noncore brands, which resulted in a gain recognized in 2006. Additional brands are being analyzed and no decisions have been made regarding these brands at the present time.

Branded Apparel

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				(2)%
Net sales	$4,485	$4,684	$(199)	(4.2)%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(8)	$8
Acquisitions/dispositions	56	69	(13)
Total	$56	$61	$(5)
Operating segment income	$501	$448	$53	11.9%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(1)	(39)	38
Accelerated depreciation	–	(5)	5
Transformation charges	(2)	–	(2)
Total	$(3)	$(44)	$41

The Branded Apparel segment includes the corporation’s Branded Apparel operations in the Americas and Asia. The corporation’s European Branded Apparel and U.K. Apparel operations were sold during 2006 and are presented as discontinued operations in these financial statements. The corporation’s remaining branded apparel operations in the Americas and Asia, which are discussed below, were distributed to shareholders in the form of a spin off in September 2006. Further information on the discontinued operations can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Unit volumes in the Branded Apparel segment, excluding acquisitions and dispositions, decreased 2% during the year, primarily due to certain low margin product lines within the innerwear, outerwear and international categories that were discontinued, reduced sales to the mass channel and lower shipments of sheer hosiery. The 2% unit volume decline consists of the following: a 2% decline in innerwear, a 13% decline in sheer hosiery and a 6% decline in international shipments. Volumes for outerwear increased 3%.

Net sales decreased by $199 million, or 4.2%, from $4,684 million in 2005 to $4,485 million in 2006. The impact of foreign currency exchange rate changes during the period, particularly the Canadian dollar, Mexican peso and Brazilian real, increased reported sales by $8 million, or 0.2%. The impact of acquisitions and dispositions in 2006 versus 2005 decreased reported net sales by $13 million, or 0.2%. As a result, the remaining net sales decrease was $194 million, or 4.2%, which was primarily due to declines in unit volume, lower average net selling prices and an unfavorable sales mix.

The gross margin percent increased by 1.9%, from 31.2% in 2005 to 33.1% in 2006, reflecting the impact of lower cotton costs, lower slow-moving inventory costs and the benefits of prior restructuring actions, which were partially offset by the impact of lower unit volumes and lower net selling prices.

Branded Apparel operating segment income increased by $53 million, or 11.9%, in 2006, from $448 million in 2005 to $501 million in 2006. Changes in foreign currency exchange rates did not have a significant impact on operating segment income during the period. In 2006, the Branded Apparel segment recognized exit activities and transformation charges of $3 million, while in 2005, the Branded Apparel segment recognized charges for exit activities and transformation costs of $44 million. The net impact of exit activities and transformation charges increased operating segment income during the period by $41 million, or 9.2%. Acquisitions did not have a significant impact on operating segment income during the period. The remaining increase in operating segment income of $12 million, or 2.6%, was primarily due to higher gross margins partially offset by higher media advertising and promotion costs and lower volumes.

Sara Lee Corporation and Subsidiaries     21

Review of Consolidated Results of Operations – 2005 Compared With 2004

In millions	2005	2004	Dollar Change	Percent Change
Net sales	$16,029	$15,892	$137	0.9%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(316)	$316
Acquisitions/dispositions	1	66	(65)
Impact of the 53rd week	–	291	(291)
Total	$1	$41	$(40)
Operating income	$1,369	$1,485	$(116)	(7.9)%
Increase/(decrease) in operating income from
Receipt of contingent sale proceeds	$117	$119	$(2)
Changes in foreign currency exchange rates	–	(55)	55
Exit activities, asset and business dispositions	(90)	(31)	(59)
Transformation charges	(9)	–	(9)
Curtailment gain	28	–	28
Accelerated depreciation	(25)	(5)	(20)
Accelerated amortization of intangibles	(9)	(1)	(8)
Acquisitions/dispositions	–	13	(13)
Impact of the 53rd week	–	42	(42)
Total	$12	$82	$(70)

Net Sales – Consolidated net sales increased $137 million, or 0.9%, in 2005 over 2004, to $16,029 million. The strengthening of foreign currencies, particularly the European euro and British pound, increased reported net sales by 2.0%, or $316 million. Net sales in 2005 included sales of $1 million from businesses acquired since the start of 2004, while 2004 included $66 million in sales from businesses disposed of after the start of 2004. The net impact of acquisitions and dispositions between 2005 and 2004 reduced net sales by $65 million, or 0.4%. Fiscal 2004 included 53 weeks, while fiscal 2005 included 52 weeks. The impact of the additional week decreased net sales by $291 million, or 1.8%. The remaining net sales increase of $177 million, or 1.1%, resulted from increases in net sales in the North American Retail Meats, Foodservice, International Beverage, International Bakery and Branded Apparel segments, partially offset by declines in the North American Retail Bakery and Household and Body Care segments.

The North American Retail Meats and International Beverage segments increased selling prices during 2005 to pass along a portion of the higher raw material costs. Net sales in the Household and Body Care segment decreased primarily due to lower net selling prices resulting from a competitive marketplace and lower unit volumes of air care products. The North American Retail Bakery segment experienced lower net sales under a continuing program to exit lower margin nonbranded fresh bread business and private label fresh breads and lower unit volumes for frozen bakery products. In the Branded Apparel segment, the net sales increase was due in part to a favorable sales mix and volume growth in innerwear products.

Unit Volumes – Unit volumes in each of the business segments were negatively impacted by the additional 53rd week in 2004. Unit volumes in the North American Retail Meats segment declined 4% in 2005. In both the U.S. and Mexico, the impact of the 53rd week and higher customer selling prices, which resulted from higher commodity costs, negatively impacted unit volumes. The North American Retail Bakery segment unit volumes declined by 15% in 2005, primarily from a strategy to reduce unit volumes for low-margin U.S. fresh bread and from lower unit volumes of frozen baked goods. In the Foodservice segment, unit volumes increased by 2% primarily from higher bakery volumes partially offset by lower meats and beverage unit sales. In the International Beverage segment in 2005, unit volumes were unchanged as continued weakness in European retail coffee markets was offset by higher unit volumes in Brazil. In the International Bakery segment, unit volumes were also unchanged as higher unit volumes in dough products offset lower volumes in fresh bread. The unit volumes for the four core categories of the Household and Body Care segment decreased 3% in 2005, primarily due to the impact of the 53rd week and lower unit volumes for air care products due to the continued category weakness. In 2005, unit volumes decreased 1% in the Branded Apparel segment, with a 3% increase in innerwear offset by a 7% decline in outerwear, an 8% decline in sheer hosiery and a 9% decline in international shipments.

Gross Margin Percent – The gross margin percent declined from 39.1% in 2004 to 37.5% in 2005. The gross margin percent declined in each of the corporation’s business segments except North American Retail Bakery. The gross margin percent of the North American Retail Meats segment declined by 3 points during the period, while the International Beverage, Household and Body Care and Branded Apparel segments’ gross margin percent each declined by 2 points. The Foodservice and International Bakery segments’ gross margin percent declined by less than 1 point. The gross margin percent in the North American Retail Bakery segment increased by one half point.

The gross margin percent declines in the North American Retail Meats, International Beverage and Foodservice operations reflect the impact of higher raw material costs, primarily hogs and green coffee beans, that the corporation

22     Sara Lee Corporation and Subsidiaries

was not able to pass along to customers through higher selling prices. The decline in the gross margin percent in the Household and Body Care segment reflects lower net selling prices due to a competitive marketplace. The Branded Apparel operation’s decline reflects higher raw material costs for cotton, charges for slow-moving inventory plus costs associated with new product rollouts. The improved gross margin percent in the North American Retail Bakery business is primarily due to improvements in the mix of products sold and the benefits resulting from ongoing restructuring efforts and lower benefit plan costs, while the slight decline in the gross margin percent for International Bakery is due in part to lower unit volumes in fresh bread.

    Selling, General and Administrative Expenses –

In millions	2005	2004	Dollar Change	Percent Change
SG&A expenses in the business segment results	$4,325	$4,400	$(75)	(1.7)%
Amortization of identifiable intangibles	71	62	9	14.5
General corporate expenses	267	349	(82)	(23.3)
Total	$4,663	$4,811	$(148)	(3.1)%

Total selling, general and administrative (SG&A) expenses decreased $148 million, or 3.1%, in 2005 over the comparable prior year period. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $96 million, or 1.9%. Therefore, the remaining decrease in SG&A expenses was $244 million, or 5.0%. SG&A expenses reported in the business segment results declined primarily from lower benefit plan costs and the disposition of certain businesses in 2004. Measured as a percent of sales, SG&A expenses declined from 30.3% in 2004 to 29.1% in 2005, primarily from reductions in North American Retail Meats, Foodservice, International Bakery and Branded Apparel. These declines were partially offset by increases in North American Retail Bakery, International Beverage and Household and Body Care. Amortization of intangibles increased by $9 million, or 14.5%, primarily from the impact of the accelerated amortization of certain North American Retail Bakery brands that will be abandoned, the impact of foreign currency exchange rates and the decision in the second quarter of 2005 to begin amortizing certain trademarks that were previously determined to have an indefinite life. General corporate expenses, which are not allocated to the individual business segments, declined by $82 million, or 23.3%, primarily due to the favorable settlement of a $20 million withholding tax obligation that was established in 2004, a decline in benefit plan costs and lower annual bonus costs.

Restructuring and Transformation Actions and Other Significant Items – The reported results for 2005 and 2004 reflect amounts recognized for actions associated with the corporation’s ongoing restructuring and business transformation program and certain exit and disposal actions, including certain activities that were completed for amounts more favorable than previously estimated. These amounts include the following:

•    Restructuring and Business Transformation Costs – These include costs under various restructuring activities announced by the corporation, plus the corporation’s current transformation program that was announced in February 2005. The actions under both of the programs include costs to reduce employment levels, exit owned and leased facilities, relocate and retain existing employees, recruit new employees, third-party consulting costs associated with transformation efforts and incremental depreciation costs associated with decisions to close facilities at dates sooner than originally anticipated. In addition, the business transformation effort has resulted in the corporation eliminating certain employee benefits, which has reduced costs and positively impacted reported results.

•    Exit Activities, Asset and Business Dispositions – These costs are reported on a separate line in the Consolidated Statements of Income. Exit activities primarily relate to charges taken to recognize severance actions approved by the corporation’s management and the exit of leased facilities or other contractual arrangements. Asset and business disposition activities include costs associated with separating businesses targeted for disposal and preparing financial statements for these businesses, as well as gains and losses associated with the disposition of asset groups that do not qualify for discontinued operations reporting.

The following table illustrates where the costs (income) associated with all exit and disposal activities are recognized in the Consolidated Statements of Income of the corporation.

In millions	2005	2004
Cost of sales
Curtailment gain from bakery workforce reduction	$(28)	$–
Accelerated depreciation related to facility closures	21	5
Selling, general and administrative expenses
Accelerated depreciation and amortization of intangibles	13	1
Transformation charges	9	–
Charges for (income from)
Exit activities	117	48
Asset and business dispositions	(27)	(17)
Impact on income from continuing operations before income taxes	105	37
Income taxes	(33)	(14)
Impact on income from continuing operations	$72	$23

Sara Lee Corporation and Subsidiaries     23

The impact of the costs (income) of the above actions on the corporation’s business segments, amortization expense and general corporate expenses are summarized as follows:

In millions	2005	2004
North American Retail Meats	$(31)	$(8)
North American Retail Bakery	(6)	11
Foodservice	(2)	9
International Beverage	32	(4)
International Bakery	5	2
Household and Body Care	9	–
Branded Apparel	44	22
Impact on the business segments	51	32
General corporate expenses	45	4
Accelerated amortization of intangibles	9	1
Total	$105	$37

2005 – The following is a summary of the actions that impacted the corporation in 2005. The amount recognized on the line titled “Cost of sales,” as noted in the earlier table, consists of a $28 million curtailment gain from the termination of certain North American Retail Bakery and Foodservice employees, which was partially offset by a $21 million charge for accelerated depreciation on certain facilities and equipment to be disposed of in the North American Retail Bakery, Foodservice and Household and Body Care segments. SG&A expenses include a $22 million net charge, which includes a $13 million charge for accelerated depreciation and amortization for the cost to abandon certain Branded Apparel assets and North American Retail Bakery intangible assets and a $9 million charge for transformation costs, which include accelerated depreciation of certain leasehold improvements in the Branded Apparel segment, consulting costs associated with transformation efforts and various employee relocation and recruiting efforts. The line titled “Net charges for exit activities, asset and business dispositions” in the Consolidated Statements of Income includes a $90 million net charge that consists of the following components: a $117 million net charge for certain exit activities and a net $27 million gain from certain asset and business disposition actions. The $117 million charge for exit activities includes the following components: a $120 million charge relates to certain severance actions related to the planned termination of 1,751 employees, an $8 million charge relates to certain lease exit and other contractual costs and $11 million of income relates to certain exit activities that were completed for amounts more favorable than originally estimated. The $27 million net gain from asset and business disposition actions includes the following components: $58 million of income relates to the disposition of trademarks and working capital related to a noncore skin care product line and certain noncore regional meat products and brands, $3 million of income represents amounts received from prior business dispositions, and partially offsetting these amounts is a $34 million charge related to the costs of evaluating certain asset and business dispositions. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $105 million and $72 million, respectively, which reduced diluted earnings per share from continuing operations during the period by $0.09 per share.

2004 – The total charge recognized in 2004 consists of the following components. Included on the line titled “Cost of sales” is a $5 million charge for accelerated depreciation expense related to assets to be disposed of in the North American Retail Bakery segment. Included on the SG&A line is a $1 million charge for accelerated trademark amortization related to the cost to abandon certain North American Retail Bakery trademarks. The line titled “Net charges for exit activities, asset and business dispositions” in the Consolidated Statements of Income includes a net charge of $31 million that consists of a $48 million charge for exit activities and $17 million of income from asset and business dispositions. The $48 million for exit activities consists of the following components: a $62 million charge associated with terminating a number of employees, a $6 million charge for anticipated losses on assets held for sale and partially offsetting these amounts is income of $20 million related to the disposal of assets and the settlement of lease and employee termination obligations for amounts more favorable than originally estimated. The $17 million net gain from asset and business dispositions was recognized from management’s approved actions to dispose of certain businesses and consists of a $13 million gain recognized on the disposal of a minority ownership position in Johnsonville Foods and the favorable settlement of amounts associated with prior dispositions. The net impact of these actions was to decrease income from continuing operations before income taxes and net income by $37 million and $23 million, respectively, which reduced diluted earnings per share from continuing operations by $0.03.

These actions are more fully explained in Note 19 to the Consolidated Financial Statements, “Exit and Disposal Activities.” As a result of the exit activities taken since the beginning of 2004, the corporation’s cost structure was reduced and efficiency improved. The total annual savings generated from restructuring efforts was $64 million in 2005.

Receipt of Contingent Sale Proceeds – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each

24     Sara Lee Corporation and Subsidiaries

country accounts for a portion of the total contingency, with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the first payment passed in the third quarter of 2004 and the corporation received the payment that was equivalent to $119 million based upon the exchange rates on the date of receipt. The contingencies associated with the second contingent payment passed in 2005 and the corporation received the payment that was equivalent to $117 million based upon exchange rates on the date of receipt. Each of these amounts was recognized in the corporation’s earnings when received and each of the payments increased diluted earnings per share from continuing operations by $0.15 when they were recognized.

Net Interest Expense – Net interest expense for continuing operations decreased by $1 million in 2005 to $189 million.

Income Tax Expense – The effective tax rate for continuing operations decreased from 18.9% in 2004 to 8.4% in 2005. The tax expense for both 2005 and 2004 was impacted by a number of significant items, which are set out in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23 to the Consolidated Financial Statements, “Income Taxes.” The most significant of these items in 2005 were the following:

•    The corporation recognized a $310 million tax charge related to the repatriation of earnings of foreign subsidiaries to the U.S. Of this total, $262 million was recognized in connection with the remittance of current year earnings to the U.S. and $48 million relates to earnings repatriated under the provisions of the American Jobs Creation Act of 2004.

•    The corporation finalized certain tax reviews for amounts less than originally anticipated and recognized a tax benefit of $348 million.

•    The corporation recognized a $24 million tax benefit related to a tax rate change in the Netherlands.

Income From Continuing Operations and Diluted EPS From Continuing Operations – Income from continuing operations of $1,081 million in 2005 was $30 million, or 2.8%, higher than the prior year comparable period. The increase in income from continuing operations was primarily due to the following factors:

•    The corporation’s gross margin percent declined by 1.6% as the corporation’s business segments experienced higher costs for certain commodity-based raw materials in the North American Retail Meats, International Beverage and Branded Apparel businesses and experienced pricing pressures from a competitive marketplace in all business segments, which reduced the corporation’s gross profit by $203 million.

•    SG&A expenses declined by $148 million as compared to the prior year period. This decline was due to several factors including a reduction in the net periodic benefit cost of pension and postretirement medical plans, the favorable settlement of a $20 million withholding tax obligation that was established in 2004, lower annual bonus costs and a lower cost structure resulting from exit activities initiated in 2004. Total advertising and promotion costs of $780 million were $23 million greater in 2005 than in 2004.

•    In 2005, the corporation recognized charges from exit activities, asset and business dispositions of $90 million, while in 2004, the corporation recognized charges for exit activities of $31 million.

•    The corporation received and recognized contingent sale proceeds of $117 million in 2005 and $119 million in 2004 from the sale of the corporation’s cut tobacco business.

•    Net interest expense decreased by $1 million in 2005.

•    Income tax expense decreased by $145 million, as a result of the tax items noted above.

Diluted EPS from continuing operations increased from $1.32 in 2004 to $1.36 in 2005, an increase of 3.0%.

Discontinued Operations – The corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks and European Meats businesses are classified as discontinued operations. The following summarizes the results of the discontinued operations for 2005 and 2004:

In millions	2005	2004	Dollar Change	Percent Change
Net sales	$3,698	$3,675	$23	0.6%
(Loss) income before income taxes	$(190)	$246	$(436)
Income tax expense	(172)	(25)	(147)
Net (loss) income from discontinued operations	$(362)	$221	$(583)

Net sales from discontinued operations increased in 2005 by $23 million, or 0.6%, primarily due to increases in the European Meats, Direct Selling, U.K. Apparel and U.S. Retail Coffee operations partially offset by declines at European Branded Apparel. No businesses were disposed of during the periods presented, which resulted in a full 12 months of activity being reported in both years for each of the discontinued operations. Income before income taxes declined by $436 million, primarily due to impairment charges of $350 million as well as the decline in profitability of the corporation’s European Branded Apparel, U.K. Apparel and European Meats operations. The income tax expense of the discontinued operations increased by $147 million. The Direct Selling and European Meats operations are outside the U.S.

Sara Lee Corporation and Subsidiaries     25

and at the end of 2005, the accumulated earnings of these foreign subsidiaries were no longer considered permanently invested. As a result, the 2005 income tax expense of these businesses increased from the recognition of the tax obligation associated with the accumulated earnings of these foreign subsidiaries.

The corporation’s discontinued operations impacted the cash flows of the corporation as summarized in the table below.

In millions – Increase/(decrease)	2005	2004
Discontinued operations impact on:
Cash flow from operating activities	$214	$376
Cash flow used in investing activities	(51)	(9)
Cash flow used in financing activities	(160)	(374)
Effect of foreign exchange rates on cash	(7)	3
Net cash impact of discontinued operations	$(4)	$(4)
Cash balance of discontinued operations:
At start of period	$41	$45
At end of period	37	41
Increase (decrease) in cash of discontinued operations	$(4)	$(4)

Consolidated Net Income and Diluted Earnings Per Share – Net income of $719 million in 2005 was $553 million, or 43.5% lower than the prior year comparable period. The decline in net income was primarily due to the decline in income from discontinued operations. Diluted EPS decreased from $1.59 in 2004 to $0.90 in 2005, a decline of 43.4%.

Operating Results by Business Segment – 2005 Compared With 2004

Operating results by business segment in 2005 compared with 2004 are as follows:

	Net Sales		Income From Continuing Operations Before Income Taxes
In millions	2005	2004	2005	2004
North American Retail Meats	$2,440	$2,423	$179	$244
North American Retail Bakery	1,812	1,987	(4)	12
Foodservice	2,142	2,123	182	172
International Beverage	2,302	2,114	405	427
International Bakery	768	710	70	67
Household and Body Care	1,927	1,936	310	354
Branded Apparel	4,684	4,638	448	501
Total business segments	16,075	15,931	1,590	1,777
Intersegment sales	(46)	(39)	–	–
Total net sales and operating segment income	16,029	15,892	1,590	1,777
Amortization of intangibles	–	–	(71)	(62)
General corporate expenses	–	–	(267)	(349)
Contingent sale proceeds	–	–	117	119
Total net sales and operating income	16,029	15,892	1,369	1,485
Net interest expense	–	–	(189)	(190)
Net sales and income from continuing operations before income taxes	$16,029	$15,892	$1,180	$1,295

A discussion of each business segment’s sales and operating segment income is presented below. The change in unit volume for each business segment that is shown in the tables below excludes the impact of acquisitions and dispositions, if any.

The intangible amortization in the table above relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments. The amortization related to trademarks and customer relationships increased in 2005 due to the impact of the accelerated amortization of certain North American Retail Bakery brands that were abandoned, the impact of foreign currency exchange rates and the decision in the second quarter of 2005 to begin amortizing certain trademarks that were previously determined to have an indefinite life.

General corporate expenses declined primarily due to a decrease in benefit plan costs, lower corporate office and administrative expenses and favorable foreign currency costs as compared to the prior year.

26     Sara Lee Corporation and Subsidiaries

North American Retail Meats

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				(4)%
Net sales	$2,440	$2,423	$17	0.7%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$3	$(3)
Dispositions	–	42	(42)
Impact of the 53rd week	–	48	(48)
Total	$–	$93	$(93)
Operating segment income	$179	$244	$(65)	(26.4)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	34	8	26
Transformation restructuring costs	(3)	–	(3)
Dispositions	–	4	(4)
Impact of the 53rd week	–	5	(5)
Total	$31	$17	$14

Unit volumes in the North American Retail Meats segment for processed meats decreased 4% as compared to the prior year period, consisting of declines of 3% in the U.S. and 7% in Mexico. Fiscal 2004 included 53 weeks, while fiscal 2005 included 52 weeks. The decline in unit volumes in each of the geographic regions was due to both the impact of the 53rd week in 2004 and higher net selling prices resulting from higher commodity costs.

Net sales in the North American Retail Meats segment increased by $17 million, or 0.7%, to $2,440 million in 2005 from $2,423 million in the prior year period. During the period, the weakening of the Mexican peso decreased reported net sales by $3 million, or 0.1%. Sales in 2004 included $42 million from businesses that had been disposed of subsequent to the start of 2004, which reduced net sales by 1.8%. The impact of the 53rd week in 2004 reduced net sales by $48 million, or 2.1%. The remaining net sales increase of $110 million, or 4.7%, was primarily due to unit selling prices that increased as the corporation passed on certain raw material cost increases to the customer and the impact of a favorable product mix, which were partially offset by the impact of declining unit volumes during the period.

The North American Retail Meats gross margin percent decreased from 31.5% in 2004 to 28.3% in 2005, as the impact of higher raw material and employee costs during the period was only partially mitigated by a combination of higher selling prices, a favorable product mix and various production efficiency programs.

Operating segment income in North American Retail Meats decreased by $65 million, or 26.4%, from $244 million in the prior year period to $179 million in 2005. Changes in foreign currency did not have a significant impact on operating segment income. Both 2005 and 2004 were impacted by exit activities, asset and business dispositions. The 2005 period includes income of $31 million from exit activities, asset and business dispositions and transformation charges, while the 2004 period includes income of $8 million. The difference between these amounts increased operating segment income by $23 million, or 10.4%. The 2004 period includes results of certain businesses that had been disposed of subsequent to the start of 2004, which decreased operating segment income by $4 million, or 1.1%. The impact of the 53rd week reduced operating segment income by $5 million, or 1.4%. The remaining operating segment income decrease of $79 million, or 34.3%, as compared to the same period of the prior year is the result of lower gross margins, higher administrative expenses related to sales force and supply chain projects, higher fuel costs and higher media advertising and promotion costs.

North American Retail Bakery

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				(15)%
Net sales	$1,812	$1,987	$(175)	(8.8)%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$–	$–
Impact of the 53rd week	–	42	(42)
Total	$–	$42	$(42)
Operating segment income	$(4)	$12	$(16)	NM
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	–	(6)	6
Transformation charges	(2)	–	(2)
Curtailment gain	13	–	13
Accelerated depreciation	(5)	(5)	–
Impact of the 53rd week	–	4	(4)
Total	$6	$(7)	$13

The North American Retail Bakery segment also includes the corporation’s Senseo retail coffee business. Unit volumes in the North American Retail Bakery segment declined 15%

Sara Lee Corporation and Subsidiaries     27

during 2005, primarily as a result of the planned exit of lower margin nonbranded fresh bread business, declines in frozen bakery products and the impact of the extra week in the 2004 results.

Net sales in the North American Retail Bakery segment decreased $175 million, or 8.8%, over the comparable prior year period. Changes in foreign currency exchange rates did not have an impact on net sales and there were no acquisitions or dispositions that impacted the North American Retail Bakery segment during the period. The impact of the 53rd week in 2004 reduced net sales by $42 million, or 2.0%. The remaining net sales decrease of $133 million, or 6.8%, was primarily a result of lower unit volumes, particularly in institutional and private label white bread and regional brand fresh bread.

The gross margin percent in the North American Retail Bakery segment increased 0.5%, from 46.2% in 2004 to 46.7% in 2005, as favorable pricing and product mix, efficiency improvements and benefits from previous restructuring actions and lower benefit plan costs offset higher costs for certain key ingredients and the impact of lower unit volumes.

Operating segment income in the North American Retail Bakery segment decreased by $16 million, from $12 million in 2004 to a loss of $4 million in 2005. Changes in foreign currency did not impact the reported results. In 2005, as a result of the decision to close certain bakery plants, both a curtailment gain of $13 million and an accelerated depreciation expense of $5 million were recognized. Also in 2005, $2 million of charges from transformation activities were recognized. In 2004, the North American Retail Bakery segment recognized charges for accelerated depreciation of $5 million and charges for exit activities of $6 million. The difference between the 2005 and 2004 amounts recorded for curtailment, accelerated depreciation and exit and transformation activities increased operating segment income by $17 million. The impact of the 53rd week reduced operating segment income by $4 million. The remaining operating segment income decrease of $29 million was primarily attributable to new product introduction costs, higher media advertising and promotion expenses to support the corporation’s Senseo retail coffee launch in the U.S. and the impact of lower unit volumes, partially offset by the impact of higher gross margins.

Foodservice

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				2%
Net sales	$2,142	$2,123	$19	0.9%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(2)	$2
Impact of the 53rd week	–	27	(27)
Total	$–	$25	$(25)
Operating segment income	$182	$172	$10	5.2%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(7)	(9)	2
Transformation restructuring costs	–	–	–
Curtailment gain	15	–	15
Accelerated depreciation	(6)	–	(6)
Impact of the 53rd week	–	3	(3)
Total	$2	$(6)	$8

Net unit volumes in the Foodservice segment increased 2% during the period, as higher volumes for bakery products were partially offset by declines in meats and beverage products.

Net sales in the Foodservice segment increased $19 million, or 0.9%, over the comparable prior year period. Changes in foreign currency, primarily the Canadian dollar, increased net sales by $2 million. The impact of the 53rd week in 2004 reduced net sales by $27 million, or 1.3%. The remaining net sales increase of $44 million, or 2.1%, was primarily due to certain price increases to cover higher commodity costs and the increase in unit volumes from bakery products.

The gross margin percent in the Foodservice segment decreased 0.6% from 29.8% in 2004 to 29.2% in 2005, primarily from higher commodity costs.

Operating segment income in the Foodservice segment increased by $10 million, or 5.2%, from $172 million in 2004 to $182 million in 2005. Both 2005 and 2004 were impacted by some or all of the following: a curtailment gain, accelerated depreciation and exit activities. Operating segment income in 2005 included income of $2 million resulting from a curtailment gain of $15 million, partially offset by charges for exit activities, transformation costs and accelerated depreciation of $13 million, while in 2004, the segment experienced a net charge of $9 million from exit activities. The net impact of these items increased operating segment income by $11 million, or 5.7%. The impact of the 53rd week in 2004 reduced operating segment income by $3 million, or

28     Sara Lee Corporation and Subsidiaries

1.3%. The remaining operating segment income increased by $2 million, or 0.7%, primarily from the impact of higher volumes partially offset by lower gross margins.

International Beverage

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$2,302	$2,114	$188	8.9%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(150)	$150
Impact of the 53rd week	–	37	(37)
Total	$–	$(113)	$113
Operating segment income	$405	$427	$(22)	(5.3)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(30)	$30
Exit activities, asset and business dispositions	(29)	4	(33)
Transformation restructuring costs	(3)	–	(3)
Impact of the 53rd week	–	8	(8)
Total	$(32)	$(18)	$(14)

Unit volumes in the International Beverage segment were unchanged versus the prior year period in both the retail and foodservice channels. In the retail category, declines in Europe due to competitive market conditions, plus the impact of the 53rd week in 2004, were offset by increases in unit volumes in Brazil.

Net sales in the International Beverage segment increased by $188 million, or 8.9%, to $2,302 million in 2005. The impact of foreign currency changes, particularly in the European euro, increased reported net sales by $150 million, or 7.2%. There were no acquisitions or dispositions that impacted the International Beverage segment during the period. The impact of the 53rd week in 2004 reduced net sales by $37 million, or 1.6%. The remaining net sales increase of $75 million, or 3.3% was primarily due to higher selling prices to cover higher green coffee commodity costs and the improved performance of the Brazilian operations.

The gross margin percent in the International Beverage segment decreased 2.2% from 48.4% in 2004 to 46.2% in 2005, primarily as a result of higher raw material costs that could not be fully passed along to the customer.

Operating segment income for the International Beverage segment declined by $22 million, or 5.3%, from $427 million in 2004 to $405 million in 2005. The strengthening of foreign currencies versus the U.S. dollar increased operating segment income by $30 million, or 6.9%. In 2005, the International Beverage segment recognized charges for exit activities of $29 million and transformation restructuring charges of $3 million. In 2004, the International Beverage segment recognized income from exit activities of $4 million. The difference between the 2005 and 2004 amounts decreased operating segment income by $36 million, or 8.4%. The impact of the 53rd week reduced operating segment income by $8 million, or 1.8%. The remaining operating segment income decrease of $8 million, or 2.0%, was primarily due to lower gross margins.

International Bakery

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$768	$710	$58	8.1%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(46)	$46
Impact of the 53rd week	–	13	(13)
Total	$–	$(33)	$33
Operating segment income	$70	$67	$3	5.3%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(5)	$5
Exit activities, asset and business dispositions	(5)	(2)	(3)
Impact of the 53rd week	–	1	(1)
Total	$(5)	$(6)	$1

Unit volumes in the International Bakery segment were unchanged as compared to the prior year period. The negative impact of the 53rd week in the 2004 results was offset by increases in shipments of dough products in Europe and of frozen bakery products in Australia.

Net sales in the International Bakery segment increased by $58 million, or 8.1%, to $768 million in 2005. The impact of foreign currency changes in the European euro increased reported net sales by $46 million, or 6.6%. There were no acquisitions or dispositions that impacted the International Bakery segment during the period. The impact of the 53rd week in 2004 reduced net sales by $13 million, or 1.8%. The remaining net sales increase of $25 million, or 3.3% compared to the comparable period of the prior year, was primarily due to sales growth in dough products in Europe and frozen bakery products in Australia.

The gross margin percent in the International Bakery segment decreased 0.3%, from 42.4% in 2004 to 42.1% in 2005, primarily as a result of an unfavorable sales mix.

Operating segment income for the International Bakery segment increased by $3 million, or 5.3%, from $67 million in

Sara Lee Corporation and Subsidiaries     29

2004 to $70 million in 2005. The strengthening of foreign currencies versus the U.S. dollar increased operating segment income by $5 million, or 6.7%. In 2005, the International Bakery segment recognized charges for exit activities of $5 million. In 2004, the International Bakery segment recognized charges from exit activities of $2 million. The difference between the 2005 and 2004 amounts decreased operating segment income by $3 million, or 3.8%. The impact of the 53rd week reduced operating segment income by $1 million, or 1.6%. The remaining operating segment income increase of $2 million, or 4.0%, was primarily due to the impact of the sales increase partially offset by lower gross margins.

Household and Body Care

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				(3)%
Net sales	$1,927	$1,936	$(9)	(0.4)%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(106)	$106
Dispositions	–	24	(24)
Impact of the 53rd week	–	46	(46)
Total	$–	$(36)	$36
Operating segment income	$310	$354	$(44)	(12.2)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(19)	$19
Exit activities, asset and business dispositions	1	–	1
Transformation restructuring costs	(1)	–	(1)
Accelerated depreciation	(9)	–	(9)
Dispositions	–	9	(9)
Impact of the 53rd week	–	8	(8)
Total	$(9)	$(2)	$(7)

Unit volumes in the Household and Body Care segment for the four core categories – shoe care, body care, insecticides and air care – decreased 3% in 2005, as the prior year was a 53-week year. Unit volumes increased in the insecticide category due to an increased marketing effort and higher sales of lower-priced products. In the body care category, unit volumes increased from higher promotional activity. Unit volumes were unchanged in the shoe care category and declined in the air care category due to increased competition in this category.

Net sales in the Household and Body Care segment decreased by $9 million, or 0.4%, from $1,936 million in 2004 to $1,927 million in 2005. The impact of changes in foreign currency exchange rates increased reported net sales by $106 million, or 5.3%, primarily due to the strengthening of currencies in Europe and the United Kingdom. The 2004 period includes sales of $24 million from product lines that had been disposed of after the start of 2004, which reduced net sales by 1.2%. The impact of the 53rd week in 2004 reduced net sales by $46 million, or 2.3%. The remaining net sales decrease of $45 million, or 2.2%, was primarily due to lower unit volumes in the air care category and lower net selling prices in the insecticide category.

The gross margin percent in the Household and Body Care segment decreased 1.7% from the prior year to 51.6% in 2005, primarily from competitive pricing in the marketplace and lower unit volumes.

Operating segment income decreased $44 million, or 12.2%, to $310 million in 2005. Changes in foreign currency exchange rates increased operating segment income by $19 million, or 4.8%. In 2005, a $9 million charge for accelerated depreciation was recognized related to a facility to be sold, income of $1 million was recognized from exit activities, asset and business dispositions and a $1 million charge was recognized for transformation costs. The net impact of these amounts decreased operating segment income by $9 million, or 2.3%. Operating segment income in 2004 included $9 million from product lines that had been disposed of after the start of 2004, which decreased operating segment income by 2.3%. The impact of the 53rd week reduced operating segment income by $8 million, or 2.1%. The remaining operating segment income decrease of $37 million, or 10.3%, was primarily due to lower unit volumes and gross margins, partially offset by lower administrative expenses.

Branded Apparel

In millions	2005	2004	Dollar Change	Percent Change
Change in unit volume				(1)%
Net sales	$4,684	$4,638	$46	1.0%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(15)	$15
Acquisitions	1	–	1
Impact of the 53rd week	–	78	(78)
Total	$1	$63	$(62)
Operating segment income	$448	$501	$(53)	(10.7)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(2)	$2
Exit activities, asset and business dispositions	(39)	(22)	(17)
Accelerated depreciation	(5)	–	(5)
Acquisitions	–	–	–
Impact of the 53rd week	–	17	(17)
Total	$(44)	$(7)	$(37)

30     Sara Lee Corporation and Subsidiaries

Unit volumes in the Branded Apparel segment decreased by 1% in 2005 with a 3% increase in innerwear, a 7% decline in outerwear, an 8% decline in sheer hosiery and a 9% decline in international shipments. These results were negatively impacted by the fact that 2004 results included the impact of the extra week.

Net sales increased by $46 million, or 1.0%, from $4,638 million in 2004 to $4,684 million in 2005. The impact of foreign currency exchange rate changes during the period increased reported sales during the period by $15 million, or 0.3%. Net sales in 2005 included $1 million of sales from a business that had been acquired after the start of 2004. The impact of the 53rd week in 2004 reduced net sales by $78 million, or 1.7%. As a result, the remaining net sales increase was $108 million, or 2.4%, which was primarily due to increased sales in outerwear and innerwear products partially offset by declines in hosiery sales.

The gross margin percent decreased by 2%, from 33.2% in 2004 to 31.2% in 2005, reflecting the impact of higher raw material costs, a $29 million charge for slow-moving inventory items, additional start-up costs associated with new product rollouts and an unfavorable sales mix.

Branded Apparel operating segment income decreased by $53 million, or 10.7%, from $501 million in 2004 to $448 million in 2005. Changes in foreign currency exchange rates increased operating segment income by $2 million, or 0.3%. The 2005 period included $44 million of charges for exit activities, asset and business dispositions and accelerated depreciation, while 2004 included charges for exit activities, asset and business dispositions of $22 million. The difference between these amounts decreased operating segment income by $22 million, or 4.5%. The impact of the 53rd week reduced operating segment income by $17 million, or 3.1%. The remaining decrease in operating segment income was $16 million, or 3.4%, which was primarily due to lower gross margins partially offset by lower SG&A expenses and lower media advertising and promotion expenses.

Financial Condition

Cash From Operations – Net cash provided from operating activities from continuing operations decreased to $1,232 million in 2006 from $1,350 million in 2005 and $2,042 million in 2004. The $118 million decrease in cash from operating activities in 2006 was primarily due to the combination of lower profitability in the business and higher transformation costs.

Cash From Investment Activities – Net cash from investment activities was $365 million in 2006, as compared to net cash used in investment activities of $233 million in 2005 and $184 million in 2004.

In 2006, the corporation completed the sale of six of the businesses that were reported in discontinued operations, and certain other asset sales, and received $761 million more in cash proceeds from these activities than in 2005. Cash proceeds from dispositions of businesses and assets were $1,068 million in 2006, versus $307 million in 2005 and $346 million in 2004. The $1,068 million received in 2006 includes proceeds from the sale of the Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel and U.S. Meat Snacks businesses that are reported in discontinued operations, the sale of certain working capital, trademarks and assets related to certain suncare and rice product lines, proceeds from the sale of an investment in a foreign branded apparel company and contingent sale proceeds from the sale of the corporation’s tobacco product line. In 2005, the corporation received $307 million in proceeds from the sale of trademarks, working capital and fixed assets, the largest portion of which was related to a canned and shelf-stable meat and poultry business, and the receipt of the contingent tobacco sale proceeds. In 2004, the corporation received $346 million primarily from the sale of an equity method investment in Johnsonville Foods, the sale of certain assets in an Italian hosiery company and the receipt of the contingent tobacco sale proceeds.

The corporation expended $163 million more for purchases of property, equipment and businesses in 2006 than in 2005 as the corporation made investments in certain facilities related to the transformation effort and purchased certain businesses. In 2006, the corporation expended $703 million, versus $540 million in 2005 and $530 million in 2004 for the purchase of property, equipment and businesses. The $703 million expended in 2006 includes certain costs for the corporation’s new headquarters facility in Downers Grove, Illinois and other facilities that are being used to centralize management, and the purchase of certain businesses, the largest of which was Butter-Krust Baking, a New England fresh bread and baking company for $53 million. The corporation expects capital expenditures for property and equipment to approximate $625 million in 2007 as the corporation continues with certain transformation expenditures related to leasehold improvements and the purchase of certain information technology assets.

Cash From Financing Activities – Net cash used in financing activities was $8 million in 2006, $1,215 million in 2005 and $2,231 million in 2004. Significant items impacting the cash used in financing activities are discussed below.

Short-Term Borrowings – At the end of 2006, the corporation did not utilize cash on the balance sheet to repay outstanding notes payable borrowings as it had done at the

Sara Lee Corporation and Subsidiaries     31

end of 2005 and 2004. At the end of 2005 and 2004, the corporation scheduled certain notes payable obligations, primarily in the form of short-term commercial paper, to mature prior to the end of the year. Cash on hand in various operating units in different geographic locations was utilized to repay these commitments when they matured. At the beginning of the subsequent quarter, issuances of commercial paper were made and cash was returned to the corporation’s operating locations. Shortly before the end of 2005 and 2004, using cash on hand, the corporation repaid $2,080 million and $1,870 million, respectively, of outstanding notes payable. That is, notes payable and cash would have been higher at the end of 2005 and 2004 by $2,080 million and $1,870 million, respectively, had the cash repayments not been made. As a result of the decision not to utilize cash on hand to repay outstanding notes payable, the corporation had $2,231 million of cash on the balance sheet at the end of 2006 versus $533 million at the end of 2005, and had outstanding notes payable of $1,784 million at the end of 2006, versus $239 million at the end of 2005.

Long-Term Borrowings – During 2006, the corporation had net repayments of long-term borrowings of $430 million, versus net repayments of $694 million in 2005 and $1,287 million in 2004 by utilizing a combination of cash on hand and short-term borrowings.

Issuances of Common Stock – Cash generated from the issuance of common stock declined from $139 million in 2004 and $161 million in 2005, to $27 million in 2006 as the corporation eliminated the 15% discount that was offered to employees to purchase shares through the corporation’s employee stock purchase program and a lower current stock price reduced the number of employee stock option exercises.

Purchases of Common Stock – The corporation expended $561 million to repurchase shares of its common stock in 2006, versus $396 million and $350 million in 2005 and 2004, respectively. An ongoing share repurchase program is in place that allows the repurchase of the corporation’s common stock at times management deems appropriate, given current market valuations. During 2006, the corporation repurchased 30.1 million shares. Of this total, 21.9 million shares were purchased for $400 million under an accelerated share repurchase program where the final purchase price was based upon the average daily share price over a period of time that ended in the third quarter of 2006. At July 1, 2006, the corporation had approximately 86.2 million shares remaining on its existing share authorization. The corporation intends to repurchase additional shares in 2007 with a total value of $500 million. These repurchases will likely occur after the spin off of Branded Apparel Americas/Asia; however, the timing and amount of future share repurchases will also be influenced by market conditions and other factors.

Cash Dividends – Dividends paid during 2006 were $605 million, as compared to the $464 million paid in 2005 and $714 million paid in 2004. Due to the 53rd week that is included in 2004, five dividend payments were included in 2004, three payments in 2005 and four payments in 2006.

Liquidity

Notes Payable – Notes payable increased by $1,545 million in 2006 to $1,784 million as the corporation did not utilize cash on the balance sheet to repay outstanding commercial paper borrowings at the end of 2006 as it had done at the end of 2005 and 2004. Shortly before the end of 2005 and 2004, using cash on hand, the corporation repaid $2,080 million and $1,870 million, respectively, of outstanding notes payable. Notes payable and cash would have been higher by $2,080 million and $1,870 million, respectively, at the end of 2005 and 2004 had the notes payable repayments not been made. The corporation had cash and cash equivalents on the balance sheet at the end of 2006 and 2005 of $2,231 million and $533 million, respectively.

Debt and Minority Interest – The corporation’s total long-term debt decreased $317 million in 2006, to $4,175 million at July 1, 2006, from $4,492 million at July 2, 2005, as the corporation repaid maturing debt using a combination of cash on the balance sheet and the issuance of short-term notes payable, plus the impact of changes in foreign exchange rates on foreign denominated debt.

The corporation’s total long-term debt of $4,175 million is due to be repaid as follows: $368 million in 2007, $1,369 million in 2008, $172 million in 2009, $38 million in 2010, $11 million in 2011 and $2,217 million thereafter. Debt obligations due to mature in the next year are expected to be satisfied with a combination of borrowings, operating cash flows or the proceeds from business dispositions.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 42.5% fixed-rate debt as of July 1, 2006, as compared with 52.5% as of July 2, 2005. The decrease in fixed-rate debt at the end of 2006 versus the end of 2005 is due to the increase in notes payable that were outstanding at the end of 2006. As noted above, the corporation did not utilize cash on the balance sheet to repay outstanding commercial paper borrowings at the end of 2006 as it had done at the end of 2005. As a result, the corporation had cash and cash equivalents on the balance sheet at July 1, 2006 of $2,231 million versus $533 million at July 2, 2005. The corporation

32     Sara Lee Corporation and Subsidiaries

monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Repatriation of Foreign Earnings – In September 2006, the corporation spun off its apparel operations in the Americas/Asia by distributing Hanesbrands common stock in a pro rata dividend to holders of Sara Lee common stock. The dividend represented 100% of the common stock of Hanesbrands outstanding at the time of the spin off. In 2007, Hanesbrands borrowed $2.6 billion and paid $2.4 billion of this amount to the corporation.

At the end of 2006, the corporation had $2.2 billion of cash and short-term investments on the balance sheet and on September 5, 2006, the corporation received $2.4 billion upon the completion of the spin off of the Hanesbrands business. In fiscal 2007, the corporation intends to utilize a portion of this cash to repay substantially all of its notes payable and repurchase $500 million of its common stock. The corporation currently has no plans to redeem any of its long-term debt prior to its stated maturity. On an ongoing basis, the corporation’s cash flow from operations is expected to be sufficient to fund capital expenditures, dividends and working capital needs.

The Hanesbrands business has historically generated a significant amount of cash from operations within the United States and this cash was used to service the corporation’s debt, as well as to pay dividends and support domestic capital requirements. After the spin off, the corporation anticipates that it will repatriate a larger portion of the earnings of its foreign subsidiaries than has historically been the case. The tax costs associated with the anticipated return of these funds will be recognized as the amounts are earned.

In 2006 and 2005, the corporation recognized tax charges of $522 million and $310 million, respectively, for the cost to repatriate to the U.S. earnings of certain foreign subsidiaries that were previously deemed to be permanently invested. The 2006 tax charge includes a $44 million tax charge to repatriate $162 million of foreign earnings that was completed in 2006 and a $478 million tax charge for future actions to repatriate $1.6 billion of foreign earnings. The 2005 charge includes the corporation’s repatriation of $929 million of earnings of foreign subsidiaries under the provisions of the American Jobs Creation Act of 2004. The corporation’s future tax rate will include the impact of future repatriation plans. The corporation expects its effective tax rate to approximate 29% – 31% after the transformation program is completed.

The $478 million tax charge recognized in 2006 relates to future repatriation actions that, when executed, will result in the payment of cash taxes. At the end of 2006, the corporation estimated that approximately $225 million of the $478 million tax charge would be paid in 2007 and the remaining portion would be subject to finalization of the repatriation actions that could occur in 2007 or in later years. The corporation pays the tax liability upon completing the repatriation action. Additional repatriation actions will occur in future periods that will require additional cash tax payments and the funding of these tax payments will be made with cash generated from operations, dispositions and short-term borrowings.

Dividend – Annual dividend amounts paid per share by the corporation were $0.79 in 2006, $0.78 in 2005 and $0.75 in 2004. In line with a smaller Sara Lee after the spin off of Hanesbrands, and starting with the first dividend in 2007, the corporation’s Board of Directors has announced a quarterly dividend of $0.10 per share that will be paid on October 6, 2006. This dividend rate would equate to an annual dividend of $0.40 per common share; however, future dividends are determined by the corporation’s Board of Directors and are not guaranteed.

Credit Facilities and Ratings – The corporation has numerous credit facilities available that management considers sufficient to satisfy its operating requirements. These credit facilities include $3.2 billion of available credit from a group of 23 banks and lending institutions. These facilities consist of a $1.35 billion three-year revolving credit facility and a $1.85 billion five-year revolving credit facility. The three-year $1.35 billion facility expires in June 2008. The five-year $1.85 billion facility expires in June 2009. The pricing for each of these facilities is based upon the corporation’s current credit rating. At July 1, 2006, the corporation had not borrowed under any of these facilities. None of these facilities mature or terminate upon a credit rating downgrade. These facilities contain a number of typical covenants, which the corporation is in compliance with, including a requirement to maintain an interest coverage ratio of at least 2-to-1. The interest coverage ratio is generally defined as a ratio of pretax income, excluding net interest expense, to net interest expense. For the 12 months ended July 1, 2006, the corporation’s interest coverage ratio was 5.2-to-1.

Sara Lee Corporation and Subsidiaries     33

On June 15, 2006, Moody’s Investors Service downgraded the corporation’s long-term debt ratings from “A3” to “Baa1”, reaffirmed the corporation’s short-term debt rating and indicated that the corporation’s long-term debt rating had a negative outlook. The corporation’s credit ratings by Standard & Poor’s (S&P), Moody’s Investors Service and FitchRatings, as of July 1, 2006, were as follows:

	Senior Unsecured Obligations	Short-Term Borrowings
Standard & Poor’s	BBB+	A-2
Moody’s Investors Service	Baa1	P-2
FitchRatings	BBB+	F-2

Changes in the corporation’s credit ratings result in changes in the corporation’s borrowing costs. The corporation’s current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a high degree of liquidity. A downgrade of the corporation’s short-term credit rating to “A-3” (S&P) would place the corporation in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of “A-2.” This would reduce the amount of commercial paper the corporation could issue and raise its commercial paper borrowing cost. To the extent that the corporation’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

As is more fully described in the pension footnote to the Consolidated Financial Statements, after the sale of the corporation’s U.K. Apparel operations, the corporation retained the pension obligations associated with this business. Prior to the sale, on April 4, 2006, the corporation signed a Funding and Guarantee Agreement with the Sara Lee U.K. Pension Plan Trustees. Under the terms of this agreement, the corporation will increase annual pension funding of the U.K. plans to 32 million British pounds through 2015. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than the following ratings, the annual pension funding of the U.K. plans will increase by 20%: Standard & Poor’s minimum credit rating of “BBB-,” Moody’s Investor Services minimum credit rating of “Baa3” and FitchRatings minimum credit rating of “BBB-.”

Off-Balance Sheet Arrangements – The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation’s financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

Leases – The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $136 million in 2007, $110 million in 2008, $87 million in 2009, $71 million in 2010, $60 million in 2011 and $152 million thereafter. The corporation has reported its European Meats business as a discontinued operation. The European Meats business has operating leases that are not included in the amounts above and are scheduled to be repaid as follows: $5 million in 2007, $3 million in 2008, $2 million in 2009, $1 million in 2010 and $1 million in 2011.

The corporation is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $26 million in 2007, $24 million in 2008, $23 million in 2009, $20 million in 2010, $16 million in 2011 and $79 million thereafter.

34     Sara Lee Corporation and Subsidiaries

Future Contractual Obligations and Commitments – The corporation has no material unconditional purchase obligations as defined by SFAS No. 47, “Disclosure of Long-Term Purchase Obligations.” The following table aggregates information on the corporation’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt	$4,175	$368	$1,369	$172	$38	$11	$2,217
Interest on debt obligations[1]	1,541	218	164	131	121	121	786
Operating lease obligations[2]	616	136	110	87	71	60	152
Purchase obligations[3]	2,616	1,711	352	228	192	106	27
Other long-term liabilities[4]	624	232	67	25	19	17	264
Subtotal	9,572	2,665	2,062	643	441	315	3,446
Contingent lease obligations[5]	188	26	24	23	20	16	79
Total[6]	$9,760	$2,691	$2,086	$666	$461	$331	$3,525
[1]	Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2006.
[2]	The corporation has reported its European Meats business as a discontinued operation. The European Meats business has operating leases that are not included in the amounts above, and are scheduled to be repaid as follows: $5 million in 2007, $3 million in 2008, $2 million in 2009, $1 million in 2010, $1 million in 2011.
[3]	Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2006, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2006 an obligation did not exist. Examples of these include situations where purchasing decisions for these future periods have not been made at the end of 2006. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.
[4]	Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives and the projected 2007 pension contribution of $184 million. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits including medical; other than the projected 2007 pension contribution of $184 million, noted previously, pension and postretirement obligations have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 20 and 21 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table.
[5]	Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relate to leases operated by Coach, Inc. At July 1, 2006, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheets for any owners who were unable to satisfy their lease liability.
[6]	Contractual commitments and obligations identified under SFAS No. 5 are reflected and disclosed on the Consolidated Balance Sheets and in the related notes.

Pension Plans – The corporation expects to contribute $184 million of cash to its pension plans in 2007 as compared to $331 million in 2006, $348 million in 2005 and $112 million in 2004. The 2007 contributions relate to both pension plans of continuing operations and pension plans that were retained after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. As a result, the actual funding in 2007 may be materially different from the estimate.

As described above, after the sale of the corporation’s U.K. Apparel operations, the corporation retained the pension obligations associated with this business. Prior to the sale, on April 4, 2006, the corporation signed a Funding and Guarantee Agreement with the Sara Lee U.K. Pension Plan Trustees. Under the terms of this agreement, the corporation will increase annual pension funding of the U.K. plans to 32 million British pounds through 2015. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than the following ratings, the annual pension funding of the U.K. plans will increase by 20%: Standard & Poor’s minimum credit rating of “BBB-,” Moody’s Investors Service minimum credit rating of “Baa3” and FitchRatings minimum credit rating of “BBB-.”

Guarantees – The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party’s claims. In addition, the corporation’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It

Sara Lee Corporation and Subsidiaries     35

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

The material guarantees, within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), for which the maximum potential amount of future payments can be determined, include the corporation’s contingent liability on leases on property operated by others that is described above, and the corporation’s guarantees of certain third-party debt. These debt guarantees require the corporation to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is $19 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Sale of Accounts Receivable – During 2005, the corporation terminated its receivables sale program and no receivables were sold under this program at the end of 2006 or 2005. Previously, the corporation had an agreement under which several of its operating units sold trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in the corporation’s results of operations and statement of financial position. This subsidiary held trade accounts receivable that it purchased from the operating units and sold participating interests in these receivables to financial institutions, which in turn purchased and received ownership and security interests in those receivables. The amount of receivables sold under this program was $150 million at the end of 2004 and no receivables were sold under the program at the end of 2006 or 2005. The proceeds from the receivable sales were used to reduce borrowings. Changes in the balance of receivables sold are reported in the Consolidated Statements of Cash Flows as an operating cash flow (change in trade receivables). As collections reduced accounts receivable included in the pool, the operating units sold new receivables to the limited purpose subsidiary. The limited purpose subsidiary had the risk of credit loss on the sold receivables.

The proceeds from the sale of the receivables were equal to the face amount of the receivables less a discount. The discount was a floating rate that approximated short-term borrowing rates for investment grade entities and was accounted for as a cost of the receivables sale program. This cost has been included in “Selling, general and administrative expenses” in the Consolidated Statements of Income. This discount aggregated $3 million in both 2005 and 2004, or 2.5% and 1.5%, respectively, of the weighted average balance of the receivables outstanding during the periods. The corporation retained collection and administrative responsibilities for the participating interests in the defined pool.

Risk Management

Geographic Risks – The corporation maintains a presence in a large number of nations in the world. This includes geographic locations where the corporation has a direct economic presence through owned manufacturing or distribution facilities, or companies where Sara Lee maintains a direct equity investment. The corporation also has an indirect economic presence in many geographic locations through third-party suppliers who provide inventory or distribution services. In most cases, alternative sources of supply are available for inventory products that are manufactured or purchased from these foreign locations. However, the general insurance coverage that is maintained by the corporation does not cover losses resulting from acts of war or terrorism. As a result, a loss of a significant direct or indirect manufacturing or distribution location could impact the corporation’s operations, cash flows and liquidity.

Foreign Exchange, Interest and Commodity Risks – The corporation is exposed to market risk from changes in foreign exchange rates, interest rates and commodity prices. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the corporation enters into various hedging transactions that have been authorized pursuant to the corporation’s policies and procedures. The corporation does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Exchange – The corporation primarily uses foreign currency forward and option contracts to hedge its exposure to adverse changes in foreign exchange rates. The corporation’s exposure to foreign exchange rates exists primarily with the European euro, Mexican peso, Swiss franc, Canadian dollar, British pound and Hungarian forint against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis

36     Sara Lee Corporation and Subsidiaries

adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

Interest Rates – The corporation uses interest rate swaps to modify its exposure to interest rate movements and to reduce borrowing costs. The corporation’s net exposure to interest rate risk consists of floating-rate instruments that are benchmarked to U.S. and European short-term money market interest rates. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments.

Commodities – The corporation is a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter and sugar. The corporation generally buys these commodities based upon market prices that are established with the vendor as part of the purchase process. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

Risk Management Activities – The corporation maintains risk management control systems to monitor the foreign exchange, interest rate and commodity risks, and the corporation’s offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

Value at Risk – The value at risk estimations are intended to measure the maximum amount the corporation could lose from adverse market movements in interest rates and foreign exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders’ equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate-sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. Foreign exchange value at risk includes the net assets invested in foreign locations. The estimated value at risk amounts shown below represent the potential loss the corporation could incur from adverse changes in either interest rates or foreign exchange rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the corporation.

In millions	Amounts	Average	Time Interval	Confidence Level
Value at Risk Amounts
2006
Interest rates	$5.4	$6.1	1 day	95%
Foreign exchange	14.1	12.3	1 day	95
2005
Interest rates	$9.4	$8.8	1 day	95%
Foreign exchange	5.3	7.0	1 day	95

Increases in foreign exchange value at risk amounts in 2006 versus 2005 were primarily due to increases in cash held at foreign locations on the valuation dates. During 2006, the corporation did not use cash held in foreign locations to repay outstanding notes payable at the end of each quarter as had been done in 2005. Additionally, certain cash proceeds from business dispositions were received in foreign locations that increased the net amount of foreign assets.

Sensitivity Analysis – For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2006 and 2005, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $13 million and $10 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

Significant Accounting Policies and Critical Estimates

The corporation’s significant accounting policies are discussed in the Notes of the Consolidated Financial Statements. In most cases, the accounting policies utilized by the corporation are the only ones permissible under U.S. generally accepted accounting principles. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates that can have a significant impact upon the operating results, financial position and footnote disclosures of the corporation are as follows:

Sara Lee Corporation and Subsidiaries     37

Sales Recognition and Incentives – Sales are recognized when title and risk of loss pass to the customer. Management records provisions for any uncollectible amounts based upon historical collection statistics and current customer information. These estimates are reviewed each quarter and adjusted based upon actual experience. The Notes of the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions are used in estimating the cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information.

Inventory Valuation – Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans and spoilage rates are key factors used by the corporation in assessing the net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

Recognition and Reporting of Business Dispositions – When a decision to dispose of a business component is made, it is necessary to evaluate the future reporting of the component within the financial statements and determine whether the net assets of that business are recoverable. The following summarizes the significant accounting policies and judgments associated with a decision to dispose of a business.

Discontinued Operations – The operating results of a business component are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold or are classified as held for sale, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

If a business component is reported as a discontinued operation, the results of operations through the date of sale are presented on a separate line of the income statement. Any gain or loss recognized upon the disposition of a discontinued operation is also reported on a separate line of the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the balance sheet.

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed if significant.

Businesses Held for Sale – In order to be considered held for sale, several criteria, including the probable disposition of the business within one year, and an active marketing effort must be achieved. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation.

There are inherent uncertainties associated with these judgments and estimates and it is possible that impairment charges can change from period to period. In addition, the sale of a business can result in the recognition of an amount that differs from that anticipated prior to the closing date.

Businesses Held for Use – If a decision to dispose of a business is made and the held for sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in a defined order. First, assets other than goodwill, property and intangibles are evaluated. This is followed by a review of property and intangibles subject to amortization and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, it is necessary to determine if an impairment exists. An impairment exists if the carrying value of the business exceeds its fair value.

Depreciation and Impairment of Property – Property is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. The lives

38     Sara Lee Corporation and Subsidiaries

used in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the corporation. Such lives may be the same as the physical lives of the assets, but they can be shorter. Estimated lives are based on historical experience, manufacturers’ estimates, engineering or appraisal evaluations and future business plans. The corporation’s policies require the periodic review of remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of net property is 5.8 years.

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

Trademarks and Other Identifiable Intangible Assets – The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 1, 2006, the net book value of trademarks and other identifiable intangible assets was $1,185 million, of which $1,006 million is being amortized. The anticipated amortization over the next five years is $409 million.

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

Goodwill – Goodwill is not amortized but is subject to periodic assessments of impairment. At July 1, 2006, the corporation has $3,052 million of goodwill on its books. Of this total, $1,726 million is related to bakery operations that are included in the North American Retail Bakery, Foodservice and International Bakery segments. Goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

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

Sara Lee Corporation and Subsidiaries     39

inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Assets and Liabilities Acquired in Business Combinations – All business acquisitions are accounted for using the purchase method. The purchase method requires the corporation to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating performance of the corporation. The corporation utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to determine the value and lives of property and identifiable intangibles, consulting actuaries are used to value the obligations associated with defined benefit retirement plans and legal counsel is used to assess the obligations associated with legal and environmental claims.

Self-Insurance Reserves – The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements.

Income Taxes – Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The corporation adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

Contingent Asset – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation can receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts related to that country. Payments of 95 million euros were received in 2006, 2005 and 2004 that were equivalent to $114 million, $117 million and $119 million, respectively. Any future contingent payments received will be recognized in the corporation’s earnings when received.

Stock Compensation – The corporation issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 7 to the Consolidated Financial Statements regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the corporation determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the corporation’s stock, each of which impacts the fair value of the stock options.

Defined Benefit Pension Plans – See Note 20 to the Consolidated Financial Statements for information regarding the net periodic benefit cost, plan obligations, plan assets and the measurements of these amounts.

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

40     Sara Lee Corporation and Subsidiaries

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

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2006. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2006. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear.

		Increase/(Decrease) in
Assumption	Change	2007 Net Periodic Benefit Cost	2006 Projected Benefit Obligation
Discount rate	1% increase	$(50)	$(828)
Discount rate	1% decrease	98	1,043
Asset return	1% increase	(47)	–
Asset return	1% decrease	47	–

The corporation’s defined benefit pension plans had a net actuarial loss of $1,055 million at the end of 2006 and $1,456 million at the end of 2005. The change in the net actuarial loss in each year was due to the following factors:

•	The reduction in the net actuarial loss in 2006 was primarily due to plan assets earning a return that exceeded the assumed long-term rate of return, reductions in domestic benefits and the amortization of the opening deferred loss.
•	The increase in the net actuarial loss in 2005 was primarily due to a reduction in the discount rate used to measure plan obligations and updated mortality assumptions for certain plans, offset in part by the amortization of the opening deferred loss.

The corporation makes periodic cash contributions to its defined benefit pension plans. In 2007, the corporation expects to contribute $184 million of cash to these plans as compared to $331 million in 2006 and $348 million in 2005.

Issued But Not Yet Effective Accounting Standards

Following is a discussion of recently issued accounting standards that the corporation will be required to adopt in a future period.

Accounting Changes and Error Corrections – The FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), which requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impractical. SFAS No. 154 also requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 replaces APB Opinion 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” The corporation will adopt the provisions of SFAS No. 154, effective in 2007. Management currently believes that adoption of the provisions of SFAS No. 154 will not have a significant impact on the corporation’s Consolidated Financial Statements.

Accounting for Uncertainty in Income Taxes – In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which outlines how companies should reflect uncertain tax positions in the financial statements and expands disclosures relating to these tax positions. Under the provisions of FIN 48, an uncertain tax amount should be recognized in the financial statements if it is more likely than not that the company’s tax position will prevail and the tax amount recognized should not exceed the amount that is probable of being paid or collected. FIN 48 becomes effective for the corporation in 2008. The corporation is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

Forward-Looking Information

This document contains certain forward-looking statements, including the anticipated costs and benefits of restructuring and transformation actions, access to credit markets and the corporation’s credit ratings, the planned extinguishment of debt, the funding of pension plans, potential payments under guarantees and amounts due under future contractual obligations and commitments. In addition, from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation’s future performance by making forward-looking statements preceded by terms such as “expects,” “projects,” “anticipates” or “believes.” These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-

Sara Lee Corporation and Subsidiaries     41

looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are factors relating to:

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

(viii) the expected impact of the spin off of Hanesbrands Inc. on the corporation’s future effective tax rate;

(ix) the impact that the separation of the Hanesbrands Inc. business will have upon the funding requirements of the remaining domestic operations and related cost of remitting additional earnings of foreign subsidiaries to the U.S.;

(x) Sara Lee’s ability to effectively integrate its remaining businesses into the contemplated new business structure, including Sara Lee’s ability to transition customers to different bakery brands, transition to common information systems and processes and manage plant capacity and workforce reductions;

(xi) Sara Lee’s ability to generate the anticipated efficiencies and savings from the transformation plan;

(xii) the impact of the transformation plan on Sara Lee’s relationships with its employees, major customers and vendors and Sara Lee’s cost of funds;

Sara Lee’s international operations, such as

(xiii) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the European euro, given Sara Lee’s significant concentration of business in Western Europe;

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

(xvi) credit ratings issued by the three major credit rating agencies and the impact these ratings have on Sara Lee’s cost to borrow funds and access to capital/debt markets;

(xvii) the settlement of a number of ongoing reviews of Sara Lee’s income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Sara Lee transacts business; and

(xviii) the continued legality of tobacco products in the Netherlands, Germany and Belgium.

In addition, the corporation’s results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where the corporation competes. We have provided additional information in our Form 10-K for fiscal 2006, which readers are encouraged to review, concerning factors that could cause actual results to differ materially from those in the forward-looking statements. Sara Lee undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

42     Sara Lee Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended
Dollars in millions except per share data	July 1, 2006	July 2, 2005	July 3, 2004
Continuing operations
Net sales	$15,944	$16,029	$15,892
Cost of sales	10,023	10,024	9,684
Selling, general and administrative expenses	4,843	4,663	4,811
Net charges for exit activities, asset and business dispositions	88	90	31
Impairment charges	193	–	–
Contingent sale proceeds	(114)	(117)	(119)
Interest expense	308	288	270
Interest income	(80)	(99)	(80)
	15,261	14,849	14,597
Income from continuing operations before income taxes	683	1,180	1,295
Income taxes	273	99	244
Income from continuing operations	410	1,081	1,051
Discontinued operations
Net (loss) income from discontinued operations, net of tax (benefit) expense of $(94), $172 and $25	(256)	(362)	221
Gain on sale of discontinued operations, net of tax expense of $65	401	–	–
Net income	$555	$719	$1,272
Net income from continuing operations per share of common stock
Basic	$0.54	$1.37	$1.33
Diluted	$0.53	$1.36	$1.32
Net income per share of common stock
Basic	$0.72	$0.91	$1.61
Diluted	$0.72	$0.90	$1.59

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries     43

Consolidated Balance Sheets

		Restated
Dollars in millions except share data	July 1, 2006	July 2, 2005
Assets
Cash and equivalents	$2,231	$533
Trade accounts receivable, less allowances of $99 in 2006 and $120 in 2005	1,750	1,677
Inventories
Finished goods	1,538	1,593
Work in process	235	218
Materials and supplies	380	340
	2,153	2,151
Other current assets	301	410
Assets of discontinued operations held for sale	339	1,172
Total current assets	6,774	5,943
Other noncurrent assets	118	117
Deferred tax asset	91	53
Property
Land	135	130
Buildings and improvements	1,795	1,712
Machinery and equipment	4,531	4,367
Construction in progress	258	204
	6,719	6,413
Accumulated depreciation	3,777	3,577
Property, net	2,942	2,836
Trademarks and other identifiable intangibles, net	1,185	1,395
Goodwill	3,052	3,018
Assets of discontinued operations held for sale	360	938
	$14,522	$14,300

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

44     Sara Lee Corporation and Subsidiaries

	July 1, 2006	Restated July 2, 2005
Liabilities and Stockholders’ Equity
Notes payable	$1,784	$239
Accounts payable	1,226	1,115
Accrued liabilities
Payroll and employee benefits	996	929
Advertising and promotion	475	431
Taxes other than payroll and income	79	87
Income taxes payable and current deferred taxes	253	142
Other	790	774
Current maturities of long-term debt	368	380
Liabilities of discontinued operations held for sale	306	916
Total current liabilities	6,277	5,013
Long-term debt	3,807	4,112
Pension obligation	436	766
Other liabilities	1,417	1,410
Liabilities of discontinued operations held for sale	68	206
Minority interest in subsidiaries	68	61

Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 760,980,168 shares in 2006 and 785,894,778 shares in 2005	8	8
Capital surplus	62	79
Retained earnings	3,855	4,361
Unearned stock	(137)	(155)
Accumulated other comprehensive loss	(1,339)	(1,561)
Total common stockholders’ equity	2,449	2,732
	$14,522	$14,300

Sara Lee Corporation and Subsidiaries     45

Consolidated Statements of Common Stockholders’ Equity

Dollars in millions	Restated Total	Common Stock	Capital Surplus	Restated Retained Earnings(1)	Unearned Stock	Restated Accumulated Other Comprehensive Income (Loss)(1)	Restated Comprehensive Income (Loss)(1)
Balance at June 28, 2003, as previously reported	$2,083	$8	$32	$3,787	$(10)	$(1,734)
Effect of error correction(1)	(186)	–	–	(47)	–	(139)
Balances at June 28, 2003	1,897	8	32	3,740	(10)	(1,873)
Net income	1,272	–	–	1,272	–	–	$1,272
Translation adjustments, net of tax of $(59)	135	–	–	–	–	135	135
Minimum pension liability, net of tax of $112	199	–	–	–	–	199	199
Net unrealized gain (loss) on qualifying cash flow hedges	3	–	–	–	–	3	3
Comprehensive income							$1,609
Dividends	(594)	–	–	(594)	–	–
Stock issuances – restricted stock	20	–	20	–	–	–
Stock option and benefit plans	138	–	138	–	–	–
Tax benefit related to stock-based compensation	14	–	14	–	–	–
Share repurchases and retirements	(350)	–	(321)	(29)	–	–
Conversion of ESOP preferred to common	28	–	210	–	(182)	–
ESOP tax benefit, redemptions and other	34	–	11	1	22	–
Balances at July 3, 2004	2,796	8	104	4,390	(170)	(1,536)
Net income	719	–	–	719	–	–	$719
Translation adjustments, net of tax of $14	62	–	–	–	–	62	62
Minimum pension liability, net of tax of $(21)	(87)	–	–	–	–	(87)	(87)
Net unrealized gain (loss) on qualifying cash flow hedges	–	–	–	–	–	–	–
Comprehensive income							$694
Dividends	(614)	–	–	(614)	–	–
Stock issuances – restricted stock	51	–	51	–	–	–
Stock option and benefit plans	167	–	167	–	–	–
Tax benefit related to stock-based compensation	10	–	10	–	–	–
Share repurchases and retirements	(396)	–	(258)	(138)	–	–
ESOP tax benefit, redemptions and other	24	–	5	4	15	–
Balances at July 2, 2005	2,732	8	79	4,361	(155)	(1,561)
Net income	555	–	–	555	–	–	$555
Translation adjustments, net of tax of $(43)	70	–	–	–	–	70	70
Minimum pension liability, net of tax of $96	180	–	–	–	–	180	180
Net unrealized gain (loss) on qualifying cash flow hedges	(28)	–	–	–	–	(28)	(28)
Comprehensive income							$777
Dividends	(611)	–	–	(611)	–	–
Stock issuances – restricted stock	55	–	55	–	–	–
Stock option and benefit plans	33	–	33	–	–	–
Tax benefit related to stock-based compensation	1	–	1	–	–	–
Share repurchases and retirements	(561)	–	(107)	(454)	–	–
ESOP tax benefit, redemptions and other	23	–	1	4	18	–
Balances at July 1, 2006	$2,449	$8	$62	$3,855	$(137)	$(1,339)
(1)	Amounts have been restated. See Note 1 to the Consolidated Financial Statements for further information.

The accompanying Notes to Financial Statements are an integral part of these statements.

46     Sara Lee Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Dollars in millions	July 1, 2006	July 2, 2005	July 3, 2004
Operating Activities
Net income	$555	$719	$1,272
Less: Cash received from contingent sale proceeds	(114)	(117)	(119)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	541	570	561
Amortization of intangibles	160	181	173
Impairment charges	587	350	–
Net (loss) gain on business dispositions	(589)	(69)	14
Increase in deferred taxes	112	186	166
Other	57	60	149
Changes in current assets and liabilities, net of businesses acquired and sold
(Increase) decrease in trade accounts receivable	(14)	(199)	(44)
Decrease (increase) in inventories	108	8	(45)
(Increase) decrease in other current assets	(65)	(9)	44
(Decrease) increase in accounts payable	(10)	–	45
(Decrease) in accrued liabilities	(96)	(330)	(174)
Net cash from operating activities	1,232	1,350	2,042
Investment Activities
Purchases of property and equipment	(625)	(538)	(530)
Acquisitions of businesses and investments	(78)	(2)	–
Dispositions of businesses and investments	868	86	137
Cash received from contingent sale proceeds	114	117	119
Sales of assets	86	104	90
Net cash from (used) in investment activities	365	(233)	(184)
Financing Activities
Issuances of common stock	27	161	139
Purchases of common stock	(561)	(396)	(350)
Borrowings of long-term debt	37	339	1
Repayments of long-term debt	(467)	(1,033)	(1,288)
Short-term borrowings (repayments), net	1,528	178	(19)
Cash received from loans receivable	33	–	–
Payments of dividends	(605)	(464)	(714)
Net cash used in financing activities	(8)	(1,215)	(2,231)
Effect of changes in foreign exchange rates on cash	86	(7)	35
Increase (decrease) in cash and equivalents	1,675	(105)	(338)
Discontinued operations cash activity included above:
Add: Cash balance of discontinued operations at beginning of the year	37	41	45
Less: Cash balance of discontinued operations at end of the year	(14)	(37)	(41)
Cash and equivalents at beginning of year	533	634	968
Cash and equivalents at end of year	$2,231	$533	$634

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries     47

Notes to Financial Statements

Dollars in millions except per share data

Note 1 – Nature of Operations and Basis of Presentation

Nature of Operations – Sara Lee Corporation (the corporation or Sara Lee) is a U.S.-based multinational corporation. The corporation’s principal product lines are branded packaged meat products, fresh and frozen bakery products, roast and ground coffee, household and body care products and branded apparel products consisting primarily of innerwear, outerwear and legwear. The relative importance of each operation over the past three years, as measured by sales and operating segment income, is presented in Note 24, “Business Segment Information,” of these financial statements. Food and beverage sales are made in both the retail channel, to supermarkets, warehouse clubs and national chains, and the foodservice channel. Household and Body Care products are primarily sold through the retail channel, while distribution channels in the Branded Apparel business range from department and specialty stores for premium brands to warehouse clubs and mass-merchandise outlets for value-priced brands.

Restatement of Prior Periods – The corporation’s Consolidated Statements of Income, Consolidated Statements of Common Stockholders’ Equity, and Consolidated Statements of Cash Flows for fiscal 2005 and 2004, as well as the Consolidated Balance Sheet for the year ended July 2, 2005, have been restated for a number of events as set out below.

Discontinued Operations – The results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks and European Meats businesses are reported as discontinued operations. The results of operations of these businesses through the date of sale are presented as a separate line in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheet. Prior periods have been restated to reflect this presentation.

The corporation has revised its fiscal 2005 and 2004 Consolidated Statements of Cash Flows to combine the operating cash flows from continuing and discontinued operations. Previously, the corporation had separately reported the net cash from operating activities related to discontinued operations. The revised presentation begins with net income and reconciles to net cash from operating activities. The investing and financing cash flows previously reported combined continuing and discontinued elements and no revisions have been made to these amounts.

Correction of Valuation Allowance on Deferred Tax Asset – In preparing its financial statements, the corporation recognizes an additional minimum pension obligation if the difference between the accumulated benefit obligation of a plan and its related assets exceeds the liability recognized on the balance sheet. In establishing the required additional minimum obligation, a charge is recognized in other comprehensive income, which is a component of the corporation’s common stockholders’ equity. The tax effect of any charge is also recognized in other comprehensive income. However, in accordance with SFAS 109, “Accounting for Income Taxes,” the establishment of a valuation allowance relating to a previously established deferred tax asset, is reflected as a charge against tax expense in continuing operations, even when the beginning of year deferred tax asset relates to an amount in common stockholders’ equity.

During the preparation of the fiscal 2006 financial statements, it was determined that the corporation had inadvertently excluded deferred tax assets related to the additional minimum pension obligation in the United Kingdom (U.K.) in connection with establishing a valuation allowance against its U.K. deferred tax assets for fiscal 2003, 2004 and 2005. Consistent with the manner in which other deferred tax assets in the U.K. were evaluated in fiscal 2003, the corporation should have recognized a full valuation allowance on deferred tax assets associated with the minimum pension obligation established in fiscal 2003 and prior years. In addition, consistent with the manner in which other deferred tax assets in the U.K. were evaluated in fiscal 2004 and 2005, the corporation should have also recognized a full valuation allowance on the incremental deferred tax assets related to increases in the additional minimum pension obligation in those years.

The effect of understating the valuation allowance as described above had no impact on net income in fiscal 2004 or 2005, but resulted in the understatement of income tax expense and overstatement of income from continuing operations and net income in fiscal 2003 of $47 ($0.06 per diluted share). In addition, deferred tax assets and common stockholders’ equity were each overstated by $186, $189 and $206 in fiscal 2003, 2004 and 2005, respectively. Accumulated other comprehensive income was overstated by $139, $142 and $159 in fiscal 2003, 2004 and 2005, respectively.

The corporation does not believe that any of its prior period financial statements were materially misstated as a result of not recording the deferred tax asset valuation allowance described above. However, the corporation also believes that the cumulative effect of correcting the error in the period it was discovered (the fourth quarter of fiscal 2006) would have required charges against income of approximately $47, which the corporation believes would have been material to fiscal 2006. As such, the corporation concluded that restatement of prior period financial statements is appropriate.

48     Sara Lee Corporation and Subsidiaries

The corporation’s fiscal 2005 balance sheet and statements of common stockholders’ equity in fiscal 2004 and 2005 have been restated to appropriately reflect the deferred tax valuation allowance described above.

The impact of the effect of the restatement on periods preceding fiscal 2004 has been reflected as adjustments to retained earnings and accumulated other comprehensive income as of June 29, 2003.

Basis of Presentation – The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries and have been prepared in accordance with generally accepted accounting principles in the U.S. (GAAP). The results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks and European Meats businesses are reported as discontinued operations in 2006 and all prior years.

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, self-insurance reserves, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans, and the volatility, expected lives and forfeiture rates for stock compensation instruments granted to employees. Actual results could differ from these estimates.

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2006 and 2005 were 52-week years, while fiscal year 2004 was a 53-week year. Unless otherwise stated, references to years relate to fiscal years.

Note 2 – Summary of Significant Accounting Policies

The Consolidated Financial Statements include the accounts of the corporation, its controlled subsidiary companies, which in general are majority owned, and the accounts of variable interest entities (VIEs) for which the corporation is deemed the primary beneficiary, as defined by the Financial Accounting Standards Board’s Interpretation No. 46(R) (FIN 46(R)) and related interpretations. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains and losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings as realized.

Foreign Currency Translation – Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders’ equity. The corporation translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Sales Recognition and Incentives – Sales are recognized when title and risk of loss pass to the customer. The corporation offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

Discounts, Coupons and Rebates – The cost of these incentives is recognized at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. Incentives offered in the form of free product are included in the determination of cost of sales.

Slotting Fees – Certain retailers require the payment of slotting fees in order to obtain space for the corporation’s products on the retailer’s store shelves. The cost of these fees is recognized at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales.

Volume-Based Incentives – These incentives typically involve rebates or refunds of a specified amount of cash consideration that are redeemable only if the reseller completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the corporation estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer.

Cooperative Advertising – Under these arrangements, the corporation agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the corporation’s products. The corporation recognizes the cost of cooperative advertising programs in the

Sara Lee Corporation and Subsidiaries     49

period in which the advertising and promotional activity first takes place. The costs of these incentives are generally included in the determination of net sales.

Fixtures and Racks – Store fixtures and racks are given to retailers to display certain of the corporation’s products. The costs of these fixtures and racks are recognized in the determination of net income in the period in which they are delivered to the retailer.

Advertising Expense – Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Total advertising expense for continuing operations was $396 in 2006, $411 in 2005 and $367 in 2004.

Cash and Equivalents – All highly liquid investments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the corporation’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Inventory Valuation – Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for 98% of the corporation’s inventories at July 1, 2006, and by the last-in, first-out (LIFO) for the remainder. There was no difference between the FIFO and LIFO inventory valuation at July 1, 2006 and July 2, 2005. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Recognition and Reporting of Planned Business Dispositions – When a decision to dispose of a business component is made, it is necessary to determine how the results will be presented within the financial statements and whether the net assets of that business are recoverable. The following summarizes the significant accounting policies and judgments associated with a decision to dispose of a business.

Discontinued Operations – A discontinued operation is a business component that meets several criteria. First, it must be possible to clearly distinguish the operations and cash flows of the component from other portions of the business. Second, the operations need to have been sold or classified as held for sale. Finally, after the disposal, the cash flows of the component must be eliminated from continuing operations and the corporation may not have any significant continuing involvement in the business. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

If a business component is reported as a discontinued operation, the results of operations through the date of sale are presented on a separate line of the income statement. Any gain or loss recognized upon the disposition of a discontinued operation is also reported on a separate line of the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the balance sheet.

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed if significant.

Businesses Held for Sale – In order for a business to be classified as held for sale, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation.

Businesses Held for Use – If a decision to dispose of a business is made and the held for sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in a defined order. First, assets other than goodwill, property and intangibles are evaluated. This is followed by a review of property and intangibles subject to amortization and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, it is necessary to

50     Sara Lee Corporation and Subsidiaries

determine if an impairment exists. An impairment exists and is recognized if the carrying value of the business exceeds its fair value.

There are inherent uncertainties associated with these judgments and estimates and it is possible that impairment charges can change from period to period. In addition, the sale of a business can result in the recognition of a gain or loss that differs from that anticipated prior to the closing date.

Property – Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $20, $9 and $9 in 2006, 2005 and 2004, respectively.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not permitted under GAAP.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets – The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived identifiable intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows.

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

Goodwill – Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the corporation given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

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

Sara Lee Corporation and Subsidiaries     51

of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Stock-Based Compensation – On July 3, 2005, the corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS No. 123(R)), using the modified prospective method. SFAS No. 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123(R), the corporation recognized compensation cost for all share-based payments granted after July 3, 2005, plus any awards granted to employees prior to July 3, 2005 that remained unvested at that time. Under this method of adoption, no restatement of prior periods was made. The impact of adopting SFAS No. 123(R) did not have a significant impact on income from continuing operations, income before income taxes, net income, cash flow from operations or earnings per share during the period. Upon the adoption of SFAS No. 123(R), the corporation utilized the alternative transition method of FASB Staff Position 123(R)-C and determined that no pool of excess tax benefits existed at the date of adoption.

Prior to July 3, 2005, the corporation recognized the cost of employee services received in exchange for equity instruments in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). APB No. 25 required the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee must pay for the stock. Compensation expense for substantially all of the corporation’s equity-based awards was measured under APB No. 25 on the date the shares were granted. Under APB No. 25, no compensation expense has been recognized for stock options, replacement stock options and shares sold under the Employee Stock Purchase Plan. Compensation expense was recognized under APB No. 25 for the cost of restricted share unit awards granted to employees.

During 2005 and 2004, had the cost of employee services received in exchange for equity instruments been recognized based on the grant date fair value of those instruments in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the corporation’s net income and earnings per share would have been impacted, as shown in the following table.

	2005	2004
Reported net income	$719	$1,272
Plus – stock-based employee compensation included in reported net income, net of related tax effects	50	20
Less – total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(68)	(48)
Pro forma net income	$701	$1,244
Earnings per share:
Basic – as reported	$0.91	$1.61
Basic – pro forma	$0.89	$1.58
Diluted – as reported	$0.90	$1.59
Diluted – pro forma	$0.88	$1.56

Income Taxes – As a global commercial enterprise, the corporation’s tax rate from period to period is affected by many factors. The most significant of these factors are changes in tax legislation, the global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be repatriated to the U.S. and be taxable. In addition, the corporation’s tax returns are routinely audited and finalization of issues raised in these audits sometimes affects the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

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

52     Sara Lee Corporation and Subsidiaries

the ultimate assessment, an additional charge to expense would result. If payments of these amounts ultimately prove to be less than the recorded amounts, the reversal of the liabilities would result in income tax benefits being recognized in the period when it is determined the liabilities are no longer necessary.

Financial Instruments – The corporation uses financial instruments, including forward exchange, option, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading purposes and is not a party to leveraged derivatives.

The corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting and any deferred gains or losses are recorded in “Selling, general and administrative expenses” line in the Consolidated Statements of Income.

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

On the date the derivative is entered into, the corporation designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

Fair Value Hedge – A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the Consolidated Statements of Income on the same line as the hedged item.

Cash Flow Hedge – A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Income as the hedged item to match the gain or loss on the derivative to the loss or gain on the hedged item. In addition, both the fair value of changes excluded from the corporation’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income.

Net Investment Hedge – A hedge of a net investment in a foreign operation is declared as a net investment hedge. The effective portion of the change in the fair value of derivatives, based upon spot rates, used as a net investment hedge of a foreign operation is recorded in the cumulative translation adjustment account within common stockholders’ equity. The ineffective portion of the change in the fair value of a derivative or non-derivative instrument designated as a net investment hedge is recorded in “Selling, general and administrative expenses,” or “Interest expense,” if the hedging instrument is a swap, in the Consolidated Statements of Income. Non-U.S. dollar financing transactions are accounted for as net investment hedges when the hedged item is a long-term investment in the corresponding foreign currency.

Natural Hedge – A derivative used as a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is declared as a natural hedge. For derivatives designated as natural hedges, changes in fair value are reported in earnings in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income. Forward exchange contracts are recorded as natural hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, “Foreign Currency Translation.”

Business Acquisitions – All business acquisitions have been accounted for under the purchase method. Cash, the fair value of other assets distributed, securities issued unconditionally and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of an acquired business. Consideration that is issued or issuable at the expiration of a contingency period, or that is held in escrow pending the outcome of a contingency, is not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable.

Substantially all consideration associated with business acquisitions involves the payment of cash. These amounts are disclosed in the Consolidated Statements of Cash Flows.

Sara Lee Corporation and Subsidiaries     53

Note 3 – Impairment Charges

In announcing its business transformation, the corporation indicated its intent to dispose of certain business units and reduce the number of brands utilized in its bakery operations. As this plan developed and was implemented in 2005 and 2006, the corporation recognized a number of impairment charges. The impact of these charges on continuing and discontinued operations is summarized in the following table.

2006	Pretax Impairment Charge	Tax Benefit	After-Tax Charge
Impairment charges recognized in continuing operations
Impairment of intangible assets in the following segments:
North American Retail Bakery	$(179)	$68	$(111)
International Bakery	(14)	5	(9)
Total impairment charges recognized in continuing operations	(193)	73	(120)
Impairment charges recognized in discontinued operations
European Branded Apparel	(179)	47	(132)
U.S. Retail Coffee	(44)	5	(39)
U.K. Apparel	(34)	–	(34)
U.S. Meat Snacks	(12)	4	(8)
European Meats	(125)	–	(125)
Total impairment charges recognized in discontinued operations	(394)	56	(338)
Total impairment charges recognized	$(587)	$129	$(458)

2005
Impairment charges recognized in discontinued operations
European Branded Apparel	$(305)	$43	$(262)
U.S. Retail Coffee	(45)	16	(29)
Total impairment charges recognized	$(350)	$59	$(291)

Following is a discussion of each impairment charge.

Impairment Charges Recognized in Continuing Operations –

Bakery Trademarks – As part of the transformation plan, the operating management of the bakery business was changed at the start of 2006 and new long-range plans were developed for the U.S. and European businesses in preparation for the start of 2007. In order to improve the efficiency and profitability of the U.S. operations, it was decided to eliminate certain regional brands, reduce the marketing, advertising and promotion spending behind other regional brands, and place more resources behind those brands with greater penetration of the domestic market. A greater portion of future research and development spending would also be focused on these larger brands. Similar decisions were made regarding the European business. These decisions impacted the anticipated future sales and cash flows of certain brands. All trademarks of the corporation’s bakery operations have been subject to amortization and the corporation conducted an impairment review of the trademarks impacted by these decisions. A third-party appraisal was used to determine the fair value of the trademarks considered to be impaired. The fair value of the trademarks was determined using the royalty savings method and pretax impairment charges of $179 and $14 were recognized in the North American Retail Bakery and International Bakery segments, respectively. In addition, the decision to exit the use of certain trademarks within the next two years reduced the amortizable lives of these assets.

Impairment Charges Recognized in Discontinued Operations – After announcing its intent to dispose of certain businesses in 2005, the corporation assessed the reporting and recoverability of these operations in each quarter through the date of sale. Several significant charges were recognized and reported on the line labeled “Net (loss) income from discontinued operations, net of tax (benefit) expense” of the Consolidated Statements of Income. Note 2 to the Consolidated Financial Statements describes the accounting policies and significant judgments related to planned business dispositions. The following is a description of the facts and circumstances leading to the impairment charges and how these amounts were determined.

European Branded Apparel – During 2005, steps were taken to market and identify potential buyers for this business. As part of this process, the corporation received a series of nonbinding bids for the business. During 2005, the operating results of the business deteriorated and failed to meet planned expectations. Prospective buyers reacted to this downturn by progressively lowering their offers. The nonbinding offers received in the fourth quarter of 2005 were less than the carrying value of the reporting unit and resulted in a pretax charge of $305 to recognize the impairment of $182 of goodwill and $123 of indefinite-lived trademarks in this reporting unit. The assets of this reporting unit were classified as held for use at the close of 2005, and the corporation indicated that it was evaluating alternative courses of action.

In September 2005, the corporation’s Board of Directors authorized management to negotiate and enter into a definitive agreement to sell this business, and the corporation entered into an exclusive negotiating period with a prospective buyer. The business was classified as held for sale and reported as a discontinued operation in the first quarter of 2006. Utilizing the agreed upon sale price, the corporation conducted an impairment review of the business and recognized a pretax impairment charge of $179 in the first quarter of 2006. The sale of this business closed in the third quarter of 2006 and further information regarding this sale can be found in Note 4, “Discontinued Operations.”

U.S. Retail Coffee – In 2005, the corporation initiated steps to dispose of certain assets used to manufacture and market

54     Sara Lee Corporation and Subsidiaries

roast and ground coffee products in the U.S. retail coffee channel. These assets were part of a larger U.S. coffee reporting unit that also provides coffee products to the foodservice channel. The specific retail coffee trademarks and assets identified for disposal were classified as held for use as of the end of 2005, and the corporation obtained a third-party estimate of the selling price of these assets. The carrying value of the retail coffee asset group exceeded the estimated future cash flows, and a pretax charge of $45 was recorded to recognize the impairment of $13 of manufacturing assets and $32 of trademarks in the asset group.

During the first quarter of 2006, the corporation began to actively market the assets of the U.S. Retail Coffee business, classified the asset group as held for sale and allocated a portion of the goodwill associated with the U.S. coffee reporting unit to the retail coffee asset group to be sold. In October 2005, the corporation announced that it had entered into an agreement to sell the U.S. Retail Coffee business for $83. As a result of allocating the goodwill to the U.S. Retail Coffee business to be sold, and utilizing the agreed-upon selling price of the business, the corporation recognized an impairment charge of $44 in the first quarter of 2006 to record the impairment of $29 of goodwill and $15 of other long-lived assets. No tax benefit was recognized on the goodwill impairment. The U.S. Retail Coffee business was sold in December 2005.

U.K. Apparel – During 2005, steps were taken to market and identify potential buyers for the U.K. Apparel business. As part of this process, the corporation concluded that it would need to reach an agreement with the trustees of the U.K. pension plans regarding how the pension obligation would be funded prior to finalizing a decision to dispose of the apparel business. In the second quarter of 2006, the future funding of the U.K. plans was resolved with plan trustees and the corporation concluded that it would sell these operations while retaining the pension and certain other obligations of the business. At this time, the corporation also concluded that it would dispose of this business in two separate sales transactions; one being the Courtaulds operations and the other being the corporation’s ownership interest in several Sri Lankan ventures that supply a portion of the Courtaulds inventory needs. As a result of this activity, at the end of the second quarter of 2006, the corporation concluded that both businesses were held for sale, reported them as discontinued operations and recognized an impairment loss of $1 million to write down the carrying value of the Courtaulds business to zero.

In the third quarter of 2006, the corporation concluded that it would be necessary to leave cash and a higher amount of working capital in the Courtaulds business to complete the sale. This resulted in the recognition of a $33 impairment charge for the business in the third quarter with no tax benefit. A gain was anticipated on the disposition of the Sri Lankan ventures. In June 2006, the corporation closed on the sale of the Courtaulds business and the Sri Lankan ventures. Further information regarding the sale of these businesses can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

U.S. Meat Snacks – During the second quarter of 2006, the corporation’s management began evaluating a plan to dispose of its domestic meat snacks business. In the third quarter of 2006, management approved the planned disposition of this business, concluded that it was held for sale and reported it as a discontinued operation. Also during the third quarter of 2006, the corporation entered into an agreement to sell this operation for $9, which was less than the carrying value of the business. As a result of these developments, the goodwill of the business was evaluated for impairment under SFAS No. 142. The determination of the implied fair value of the goodwill utilized the selling price and involved a number of estimates, including the assessment of the fair value of the property and the intangible assets of the business. As a result of this evaluation, the corporation recognized a goodwill impairment charge of $12 pretax and $8 after-tax. After the recognition of the goodwill impairment, the fair value of the business exceeded its carrying value. In June 2006, the corporation closed on the sale of this business and further information can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

European Meats – During 2006, the corporation initiated steps to sell this business, received a series of nonbinding offers and entered into discussions with various third parties who had expressed an interest in acquiring the business. As the process progressed, the nonbinding bids submitted by prospective buyers declined and at the end of the second quarter of 2006, management concluded that it was not probable that the business would be sold and indicated that it was evaluating alternatives to maximize shareholder value. The business was considered to be held for use at the end of the second quarter of 2006, and the assets were evaluated for impairment. The undiscounted cash flows expected to result from the operation and disposition of the business, as well as the fair value of the business, exceeded the carrying value of the business and no impairment was recognized for any of the assets evaluated. The nonbinding bids received from prospective buyers were used in the determination of the fair value of the business.

During the third quarter of 2006, discussions with prospective buyers resumed, revised nonbinding offers were received and at the end of the third quarter of 2006, the corporation concluded that it was probable that the business would be sold in the next year. The business was classified as held for sale and reported as a discontinued operation. The carrying value of the business, including the related portion of

Sara Lee Corporation and Subsidiaries     55

the cumulative translation adjustment, was determined to exceed its fair value and the corporation evaluated the recoverability of the long-lived assets. The measurement process utilized the third-party offers received for the business and involved a number of judgments including estimates of the fair value of the property and amortizable intangible assets of the business. As a result of the evaluation, the corporation recognized a $125 goodwill impairment charge with no tax benefit. In June 2006, the corporation entered into a definitive agreement to sell this business to Smithfield Foods, and in August 2006, the transaction closed. See Note 4, “Discontinued Operations,” for further information on the sale of this operation.

Note 4 – Discontinued Operations

As part of the corporation’s transformation plan, steps were taken to dispose of several businesses. At the end of 2006, seven businesses were reported as discontinued operations in the current and prior periods. The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations. The impact of the impairments discussed in Note 3 to the Consolidated Financial Statements are included in these operating results. At the end of 2006, each of these businesses had been sold, except the European Meats business that was sold in August 2006. Gains and losses related to the disposal of these discontinued operations are excluded from the following tables; however, they are discussed further below.

2006

	Net Sales	Pretax Income (Loss)	Income (Loss)
Direct Selling	$202	$14	$54
U.S. Retail Coffee	122	(46)	(39)
European Branded Apparel	641	(186)	(153)
European Nuts and Snacks	54	8	3
U.K. Apparel	437	(69)	(71)
U.S. Meat Snacks	25	(14)	(9)
European Meats	1,114	(57)	(41)
Total	$2,595	$(350)	$(256)

2005

	Net Sales	Pretax Income (Loss)	Income (Loss)
Direct Selling	$473	$55	$(12)
U.S. Retail Coffee	213	(39)	(33)
European Branded Apparel	1,184	(302)	(296)
European Nuts and Snacks	64	7	3
U.K. Apparel	558	–	(1)
U.S. Meat Snacks	30	(1)	(1)
European Meats	1,176	90	(22)
Total	$3,698	$(190)	$(362)

2004

	Net Sales	Pretax Income (Loss)	Income (Loss)
Direct Selling	$447	$55	$34
U.S. Retail Coffee	206	(2)	–
European Branded Apparel	1,276	67	68
European Nuts and Snacks	66	12	7
U.K. Apparel	536	14	26
U.S. Meat Snacks	33	(1)	–
European Meats	1,111	101	86
Total	$3,675	$246	$221

Results of Discontinued Operations – Net sales of discontinued operations were $2,595 in 2006, $3,698 in 2005 and $3,675 in 2004; a full 12 months of sales were not included in 2006 results as the corporation completed the sale of certain of these businesses during the year.

The corporation reported a (loss)/income from discontinued operations of $(256) in 2006, $(362) in 2005 and $221 in 2004. The corporation recognized after-tax impairment charges of $338 in 2006 and $291 in 2005, which reduced income from discontinued operations and are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” In 2006, the corporation’s results do not include a full year of results since certain of these businesses were sold during the year. Additionally, in 2005, the corporation’s businesses that are reported as discontinued operations reported lower operating results than in the prior year, which was primarily attributable to the European Branded Apparel and U.K. Apparel businesses. In the European Meats business in 2005, the corporation recognized a tax charge of $86 associated with the accumulated earnings of this business that were no longer considered permanently invested.

Gain on the Sale of Discontinued Operations – During 2006, the corporation sold six of the seven businesses reported as discontinued operations. The gain recognized in 2006 is summarized in the following table. A further discussion of each disposition follows.

2006

	Pretax Gain on Sale	Tax (Charge)/ Benefit	After-Tax Gain
Direct Selling	$327	$(107)	$220
U.S. Retail Coffee	5	(2)	3
European Branded Apparel	45	41	86
European Nuts and Snacks	66	4	70
U.K. Apparel	22	–	22
U.S. Meat Snacks	1	(1)	–
Total	$466	$(65)	$401

56     Sara Lee Corporation and Subsidiaries

Businesses Sold in 2006

Direct Selling – On August 10, 2005, the corporation announced that it had entered into a definitive agreement to sell this business, and in December 2005, the corporation completed the sale of substantially all of the operations to Tupperware Corporation except certain operations located in the Philippines. After receiving local governmental approval in June 2006, the corporation completed and recognized the sale of the Philippines operations. The net pretax and after-tax gain recognized on the sale of the Direct Selling business was $327 and $220, respectively, and the corporation received the following consideration:

•	$420, which consists of $464 of cash received less $44 of cash that was included in the net assets transferred to the buyer.
•	The liabilities transferred to the buyer included a $34 obligation to a retained foreign subsidiary of the corporation. Subsequent to the closing, the buyer remitted cash to the corporation to settle this obligation. The payment of this obligation is reflected in the financing activities section of the Consolidated Statement of Cash Flows.
•	Subsequent to the closing, the buyer paid $93 to settle certain Sara Lee tax obligations that were directly related to the sale transaction.

The sale agreement provides for working capital and other customary postclosing adjustments relating to the assets transferred. The final resolution of these items will impact the gain recognized. The corporation expects to complete the remaining postclosing adjustments in early 2007. Under the terms of the sale agreement, the corporation has no significant continuing involvement in the business after the disposal date and does not expect any material direct cash inflows or outflows with the sold entity.

The Direct Selling business had been reported within the Household and Body Care segment in 2005.

U.S. Retail Coffee – In the first quarter of 2006, the corporation announced that it had entered into an agreement to sell its U.S. Retail Coffee business, and in the second quarter of 2006, the transaction closed. The corporation received $82 of cash at closing and recognized a pretax and after-tax gain of $5 and $3, respectively. The sale agreement provides for a future payment to be made to the corporation of up to $2.5 if the business generates a defined level of profits in the first year after the disposal. Any amounts received will be recognized in income when they are received.

Under the terms of the sale agreement, the corporation has no significant continuing involvement in the business after the disposal date and does not expect any material direct cash inflows or outflows with the sold entity.

Prior to the change in the corporation’s reportable segments, the U.S. Retail Coffee business had been reported within the Beverage segment.

European Branded Apparel – During the third quarter of 2006, the corporation sold substantially all of the European Branded Apparel business. Using foreign exchange rates on the date of the transaction, the corporation received cash proceeds of $117 and recognized a pretax and after-tax gain of $45 and $86, respectively. Although an impairment charge was recognized in the first quarter of 2006, the working capital of the business declined through the date of sale and a gain was recognized. The tax benefit recognized on the transaction resulted from a capital loss that the corporation was able to carry back against a capital gain recognized in a prior transaction. The definitive sale agreement provides for the sale of certain operations in the Philippines; however, transfer of legal title to these assets is awaiting the receipt of local government approval. Once such approval is received and title to the assets is transferred, the corporation expects to receive additional cash proceeds of $3.5 and recognize the sale of these assets. The corporation expects to close on the remaining Philippines portion of this transaction in the first quarter of 2007.

Under the terms of the transaction, the corporation can receive additional cash proceeds if the buyer receives cash distributions as a result of certain events such as the sale of the business, the payment of dividends or redemption of capital or loans. Distributions of available cash from the sold business will be made in the following order:

•	The buyer will first receive any amounts owed as a result of working capital and other purchase price adjustments.
•	After the purchase price adjustments are satisfied, the corporation will receive 49% of the next 200 million euros of cash distributions.
•	If additional cash is distributed, the corporation may receive between 15% and 25% of these amounts.

If any amounts are received, they will be recognized in income when the cash is received. The corporation has no continuing involvement in the business after the date of sale and does not expect any material direct cash inflows or outflows with the sold entity.

Under the terms of the sale agreement, the corporation retained certain of the pension obligations of this business. As a result of an agreement reached with the trustees of a retained plan, it was agreed that annuities would be purchased to settle the related obligations. Upon the settlement of this obligation, the corporation will need to recognize in earnings any unrecognized actuarial gains or losses related to this plan. As of the end of 2006, the plan to be settled had an unrecognized actuarial loss of $66. At the

Sara Lee Corporation and Subsidiaries     57

present time, the corporation expects that annuities will be purchased and the pension obligation will be settled in 2008. The impact of the settlement on the corporation’s earnings will depend upon the amount of the unrecognized actuarial loss at the settlement date. As of the end of 2006, plan assets exceeded the plan obligations, which were measured using a 3.2% discount rate. At the present time, the corporation does not anticipate that additional cash contributions to the plan will be needed to settle the obligation.

The European Branded Apparel business was previously reported in the corporation’s Branded Apparel segment.

European Nuts and Snacks – During the first quarter of 2006, steps were taken to market and dispose of the European Nuts and Snacks business, the business was classified as held for sale and reported as a discontinued operation. During the second quarter of 2006, the corporation entered into a definitive agreement to sell this business for 130 million euros and the corporation closed this transaction in June 2006. The Nuts and Snacks business in the Netherlands is separately reported and its operations and cash flows are identifiable. As a result, this component of the business is reported as a discontinued operation. The Nuts and Snacks operations in France and Belgium are integrated into the corporation’s other operations in these countries and share common distribution, sales and administrative functions. Since the operations and cash flows of these businesses could not be clearly distinguished from the retained businesses, they continue to be classified in continuing operations. As a result of this business being reported in both discontinued and continuing operations, the gain on the sale of business is also reported in discontinued and continuing operations. The sale of the Nuts and Snacks business in the Netherlands generated a pretax and after-tax gain of $66 and $70, respectively, and are reported in discontinued operations. An additional gain related to the French and Belgian operations is recognized in continuing operations.

The sale agreement provides for working capital and other customary postclosing adjustments relating to the assets transferred. The final resolution of these items will impact the gain recognized. The corporation expects to complete the remaining postclosing adjustments in 2007. The corporation does not expect to have any significant continuing involvement in this business after it is sold and does not expect to have any material direct cash inflows or outflows with the sold entity.

In 2005, the operations of this business were reported in the Beverage segment.

U.K. Apparel – The U.K. Apparel business was sold in June 2006 in two transactions, with one buyer purchasing certain manufacturing operations in Sri Lanka and a separate buyer purchasing the Courtaulds operations centered in the U.K. The corporation recognized a pretax and after-tax gain of $22 from selling the U.K. Apparel operations, which was primarily related to the sale of the Sri Lankan operations. The gain on these sales was not subject to tax.

The sale agreement provides for working capital and other customary postclosing adjustments relating to the assets transferred. The final resolution of these items will impact the gain recognized. The corporation expects to complete the remaining postclosing adjustments in 2007. After the sale, the corporation does not expect to have any continuing involvement in the business and does not expect to have any material direct cash inflows or outflows with the sold entity. In 2005, these businesses were reported as part of the Branded Apparel segment.

Under the terms of the sale agreement, the corporation retained certain pension obligations associated with the U.K. Apparel business that was sold. The 2006 net periodic benefit cost of these plans was $58. Of this amount, $12 represents the service cost and certain termination benefits that are recognized in the discontinued operations, and the remaining $46 are costs that are recognized in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income. The projected benefit obligations of these plans, using a 4.8% discount rate, exceeded the plan assets by $514 at the close of 2006. In 2006, the corporation entered into an agreement to fund the deficit in these plans over a 10-year period.

U.S. Meat Snacks – In March 2006, the corporation entered into a definitive agreement to sell its U.S. Meat Snacks business for $9. In June 2006, the corporation closed this transaction and recognized a pretax gain of $1 that was primarily offset by taxes.

The corporation does not expect to have any significant continuing involvement in this business after it is sold and does not expect to have any material direct cash inflows or outflows with the sold entity. In 2005, this business was reported as part of the Sara Lee Meats segment.

Business Held for Sale – The European Meats business, which is reported as discontinued operations, was not sold as of July 1, 2006. In June 2006, the corporation entered into a definitive agreement to sell the European Meats business to Smithfield Foods for $575 in cash and the assumption of certain pension liabilities related to the business. The transaction closed in August 2006 after receiving European regulatory approval and will be reported in the results of operations in the first quarter of 2007. The $575 received at closing consists of $337 of cash proceeds from the sale and $238 as repayment of a loan to the corporation that originated subsequent to the end of 2006.

58     Sara Lee Corporation and Subsidiaries

The sale agreement provides for working capital and other customary postclosing adjustments relating to the assets transferred. The final resolution of these items will impact the gain recognized. The corporation expects to complete the remaining postclosing adjustments in 2007. The corporation will not have any significant continuing involvement in the business after it is sold and does not expect to have any material direct cash inflows or outflows with the business after its disposition. In 2005, this business was reported as part of the Sara Lee Meats segment.

Net Assets Held for Sale – The following table summarizes the net assets held for sale at the close of 2006 and 2005. At the end of 2006, substantially all of these assets relate to the European Meats business; however, certain other held for sale assets are also included in the results. The European Meats sale agreement requires that the business transferred include a minimum level of working capital that exceeds the value of the working capital carried on the books as of July 1, 2006. The amounts for 2005 summarize the net assets held for sale for all of the corporation’s discontinued operations.

	July 1, 2006	July 2, 2005
Cash and short-term investments	$14	$37
Trade accounts receivable	147	421
Inventories	133	606
Other current assets	45	108
Total current assets held for sale	339	1,172
Property	209	344
Trademarks and other intangibles	151	325
Goodwill	–	244
Other assets	–	25
Total assets held for sale	$699	$2,110
Notes payable	$–	$26
Accounts payable	140	379
Accrued expenses and other current liabilities	166	511
Total current liabilities held for sale	306	916
Other liabilities	68	206
Cumulative translation adjustment of businesses held for sale	(217)	(210)
Total liabilities and cumulative translation adjustment held for sale	$157	$912

Note 5 – Common Stock

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2006	2005	2004
Beginning balances	785,895	793,924	777,347
Stock issuances
Stock option and benefit plans	1,613	9,379	9,147
Business acquisitions	–	7	5
Restricted stock plans	3,481	700	869
Reacquired shares	(30,072)	(18,293)	(18,035)
Conversion of ESOP preferred shares	–	–	23,211
ESOP share redemption	–	–	1,262
Other	63	178	118
Ending balances	760,980	785,895	793,924

Common stock dividends and dividend-per-share amounts declared were $605 and $0.79 in 2006, $614 and $0.78 in 2005 and $594 and $0.75 in 2004.

Note 6 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Cumulative Translation Adjustment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income
Balance at June 28, 2003	$(928)	$(17)	$(928)	$(1,873)
Other comprehensive income (loss) activity	135	3	199	337
Balance at July 3, 2004	(793)	(14)	(729)	(1,536)
Other comprehensive income (loss) activity	62	–	(87)	(25)
Balance at July 2, 2005	(731)	(14)	(816)	(1,561)
Other comprehensive income (loss) activity	70	(28)	180	222
Balance at July 1, 2006	$(661)	$(42)	$(636)	$(1,339)

During 2006, the corporation recognized an expense of $7 on the sale of discontinued operations related to the recognition of cumulative translation adjustment amounts for the sold businesses.

Note 7 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans. At July 1, 2006, 69.4 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights.

Stock Options – The exercise price of each stock option equals or exceeds the market price of the corporation’s stock on the date of grant. Options can generally be exercised over a

Sara Lee Corporation and Subsidiaries     59

maximum term of 10 years. Options generally vest ratably over three years and expense is recognized in accordance with the provisions of FASB Interpretation No. 28 (FIN 28). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2006	2005	2004
Weighted average expected lives	6.1 years	3.5 years	3.5 years
Weighted average risk-free interest rate	4.3%	3.3%	2.5%
Range of risk-free interest rates	4.2 – 4.3%	2.8 – 4.0%	1.7 – 3.6%
Weighted average expected volatility	26.2%	23.2%	25.6%
Range of expected volatility	25.2 – 26.4%	20.9 – 24.5%	24.4 – 29.4%
Dividend yield	4.2%	3.5%	3.6%

The corporation uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The corporation has discontinued the granting of replacement options at the beginning of 2006. As a result of this change, the corporation utilizes the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period.

A summary of the changes in stock options outstanding under the corporation’s option plans during 2006 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at July 2, 2005	53,543	$22.14	3.8	$23
Granted	2,002	19.54
Exercised	(626)	15.07
Canceled/expired	(5,896)	23.46
Options outstanding at July 1, 2006	49,023	$21.96	3.1	$3
Options exercisable at July 1, 2006	46,769	$22.06	2.8	$3

At July 2, 2005 and July 3, 2004, the number of options exercisable was 51,632 and 54,656, respectively, with weighted average exercise prices of $22.24 and $21.86, respectively. The weighted average grant date fair value of options granted during 2006, 2005 and 2004 was $4.01, $2.78 and $2.56, respectively. The total intrinsic value of options exercised during 2006, 2005 and 2004 was $2, $46 and $49, respectively. The fair value of options that vested during 2006 was $6. The corporation received cash from the exercise of stock options during 2006 of $9. As of July 1, 2006, the corporation had $4 of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 0.9 year.

Employee Stock Purchase Plan (ESPP) – The ESPP permits eligible full-time employees to purchase a limited number of shares of the corporation’s common stock at 85% of market value. During 2006, the corporation eliminated the 15% discount on shares acquired through the ESPP for all U.S. employees and continued to offer the discount for certain European employees. Under the plan, the corporation sold 851,085, 1,630,014 and 1,845,382 shares to employees in 2006, 2005 and 2004, respectively. Compensation expense is calculated for the fair value of the employees’ purchase rights using the Black-Scholes model. Assumptions include an expected life of one-fourth of a year and weighted average risk-free interest rates of 3.8% in 2006, 2.3% in 2005 and 1.0% in 2004. Other underlying assumptions are consistent with those used for the corporation’s stock option plans described above. The weighted average fair value of individual options granted during 2006, 2005 and 2004 was $3.42, $4.05 and $3.81, respectively.

Stock Unit Awards – Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined parameters, the RSUs are converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. A substantial portion of all RSUs vest solely upon continued future service to the corporation. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the corporation. Compensation expense is recognized in accordance with the provisions of FIN 28. A summary of the changes in the stock unit awards outstanding under the corporation’s benefit plans during 2006 is presented below:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested share units at July 2, 2005	8,088	$20.59	1.01	$159
Granted	2,474	19.23
Vested	(4,127)	19.95
Forfeited	(218)	20.58
Nonvested share units at July 1, 2006	6,217	$20.48	0.81	$100
Exercisable share units at July 1, 2006	214	$19.09	3.10	$3

60     Sara Lee Corporation and Subsidiaries

The total fair value of share-based units that vested during 2006 was $82. As of July 1, 2006, the corporation had $30 of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.4 years.

Expense Recognized for All Stock-Based Compensation – For all share-based payments during 2006, the corporation recognized total compensation expense of $86 and recognized a tax benefit of $20. The corporation will satisfy the requirement for common shares for share-based payments by issuing newly authorized shares.

Note 8 – Employee Stock Ownership Plans (ESOP)

Sara Lee ESOP – The corporation maintains an ESOP that provides a retirement benefit for nonunion domestic employees. The convertible preferred stock sold to the corporation’s ESOP was converted by the trustees into 23,211,245 shares of the corporation’s common stock in September 2003. The conversion reflects the conversion rate of 8-to-1, for the three 2-for-1 common stock splits since the Sara Lee ESOP was formed in 1989. The ESOP trustees decided to convert the preferred stock since the dividend received by the trust on the corporation’s common stock exceeded the dividend received for holding preferred stock. The conversion of the preferred stock and the related unearned deferred compensation are reflected in the common equity of the corporation at the end of 2004. Prior to the conversion to common stock, the plan held both allocated and unallocated shares. Upon the conversion, all allocated shares were released from the plan to participants’ accounts. During 2006, 2005 and 2004, the Sara Lee ESOP unallocated common stock received total dividends of $7 or $0.79 per share, $8 or $0.78 per share and $8 or $0.75 per share, respectively. The purchase of the original preferred stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force Opinion 89-8.

Sara Lee ESOP-related expenses amounted to $11 in 2006, $7 in 2005 and $11 in 2004. Payments to the Sara Lee ESOP were $20 in 2006, $12 in 2005 and $39 in 2004. The debt of the ESOP was fully repaid in 2004 and only loans from the corporation to the ESOP remain. Principal and interest payments made by the Sara Lee ESOP on ESOP debt guaranteed by the corporation were $31 and $2 in 2004.

Earthgrains ESOP – During 2004, the remaining common stock held by the Earthgrains ESOP plan was utilized to make 401(k) matching contributions and the plan was terminated. The corporation acquired The Earthgrains Company (Earthgrains) on August 7, 2001. Earthgrains had established a Common Stock ESOP on July 1, 1996, that borrowed $16.8 from Earthgrains for a term of 10 years at a rate of 8.0% to purchase Earthgrains’ common stock to establish the plan. The Earthgrains ESOP provided a 401(k) match to eligible domestic employees. Common stock is allocated to participants over the period as contributions are made to the plan based upon a ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan.

Earthgrains ESOP expense is recognized in accordance with American Institute of Certified Public Accountants Statement of Position No. 93-6. Earthgrains ESOP expense was $6 in 2004. Payments to the Earthgrains ESOP were $1 in 2004 and principal and interest payments made by the Earthgrains ESOP were $1 and less than $0.1 in 2004. All common stock had been released by the plan at the end of 2004. These shares of common stock were included in outstanding shares for basic and diluted earnings per share in the respective periods.

Note 9 – Preferred Stock Purchase Rights

The corporation had a rights agreement, pursuant to which each outstanding share of the corporation’s common stock has attached to it one-half of a right entitling its holder to purchase from the corporation one one-hundredth of a share of Series A Junior Participating Preferred Stock (subject to antidilution provisions). The rights do not become exercisable until 10 days after the occurrence of certain triggering events, including the acquisition by a person or group of 15% or more of the corporation’s outstanding common stock, or the commencement of a tender or exchange offer for at least 15% of the corporation’s common stock. Upon the occurrence of such an event, each right, unless redeemed by the Board of Directors, entitles the holder to receive, upon exercise and payment of the exercise price, common stock with a value equal to twice the exercise price of the right. The initial exercise price of a right is $215 subject to adjustment. There are six million shares of preferred stock reserved for issuance upon exercise of the rights. On April 27, 2006, the corporation’s Board of Directors accelerated the expiration date of the rights plan from May 25, 2008 to September 1, 2006.

Note 10 – Minority Interest in Subsidiaries

Minority interest in subsidiaries in 2006 consists of the equity interest of minority investors in consolidated subsidiaries of the corporation. The corporation’s consolidated minority interest expense of $11 in 2006, $8 in 2005 and $4 in 2004

Sara Lee Corporation and Subsidiaries     61

is recorded in “Selling, general and administrative expenses” in the Consolidated Statements of Income.

Note 11 – Earnings per Share

Net income per share – basic is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 46.0 million shares of common stock at July 1, 2006, 26.7 million shares of common stock at July 2, 2005 and 40.3 million shares of common stock at July 3, 2004 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock, and therefore is antidilutive.

The following is a reconciliation of net income to net income per share – basic and – diluted for the years ended July 1, 2006, July 2, 2005 and July 3, 2004:

Shares in millions	2006	2005	2004
Income from continuing operations	$410	$1,081	$1,051
(Loss) income from discontinued operations	(256)	(362)	221
Gain on sale of discontinued operations	401	–	–
Net income	$555	$719	$1,272
Average shares outstanding – basic	766	789	788
Dilutive effect of stock option and stock award plans	2	7	5
Dilutive effect of ESOP shares	–	–	5
Diluted shares outstanding	768	796	798
Income from continuing operations per share
– Basic	$0.54	$1.37	$1.33
– Diluted	$0.53	$1.36	$1.32
Income (loss) from discontinued operations per share
– Basic	$0.19	$(0.46)	$0.28
– Diluted	$0.19	$(0.45)	$0.28
Net income per share
– Basic	$0.72	$0.91	$1.61
– Diluted	$0.72	$0.90	$1.59

Note 12 – Long-Term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	Maturity Date	2006	2005
Senior debt – fixed rate
6.125% notes	2008	$759	$726
11.35% Mexican peso notes	2008 –
	2013	34	19
5.6% – 6.95% medium-term notes	2006 – 2008[1]	252	396
2.75% notes	2008	300	300
7.05% – 7.40% notes	2008	75	75
6.5% notes	2009	150	150
7.26% – 7.71% notes	2010	25	25
6.25% notes	2012	1,110	1,110
3.875% notes	2013	500	500
10% zero coupon notes	2014	9	8
10% – 14.25% zero coupon notes	2015	39	35
6.125% notes	2033	500	500
1.95% notes	2006	–	200
4.625% euro notes	2005	–	–
1.55% Japanese yen notes	2005	–	–
Total senior fixed rate		3,753	4,044
Senior debt – variable rate
Euro denominated – euro interbank offered rate (EURIBOR) plus .10%	2007	316	303
Euro denominated – euro overnight index average plus .25%	2005	–	–
Total senior debt		4,069	4,347
Obligations under capital lease		70	79
Other		69	52
Total debt		4,208	4,478
Unamortized discounts		(8)	(10)
Hedged debt adjustment to fair value		(25)	24
Total long-term debt		4,175	4,492
Less current portion		368	380
		$3,807	$4,112
[1]	Amounts outstanding at the end of 2006 mature as follows: $25 in 2007 and $227 in 2008.

Payments required on long-term debt during the years ending in 2007 through 2011 are $368, $1,369, $172, $38 and $11, respectively. The corporation made cash interest payments of $317, $308 and $291 in 2006, 2005 and 2004, respectively.

Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases

62     Sara Lee Corporation and Subsidiaries

have terms of generally less than seven years. The gross book value of capital lease assets included in property at July 1, 2006 and July 2, 2005 was $160 and $170, respectively. The net book value of capital lease assets included in property at July 1, 2006 and July 2, 2005 was $69 and $78, respectively.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at July 1, 2006 were as follows:

	Capital Leases	Operating Leases
2007	$24	$136
2008	26	110
2009	12	87
2010	8	71
2011	5	60
Thereafter	5	152
Total minimum lease payments	80	$616
Amounts representing interest	(10)
Present value of net minimum payments	70
Current portion	22
Noncurrent portion	$48

Depreciation expense of capital lease assets was $30 in 2006, $35 in 2005 and $22 in 2004. Rental expense under operating leases was $194 in 2006, $177 in 2005 and $167 in 2004. The European Meats operation, which is reported as a discontinued operation at the end of 2006, has operating leases that are not included in the amounts above and are scheduled to be repaid as follows: $5 in 2007, $3 in 2008, $2 in 2009, $1 in 2010 and $1 in 2011.

Contingent Lease Obligation – The corporation is contingently liable for leases on property operated by others. At July 1, 2006, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $188. The minimum annual rentals under these leases are $26 in 2007, $24 in 2008, $23 in 2009, $20 in 2010, $16 in 2011 and $79 thereafter. The two largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. and certain leases related to the corporation’s U.K. Apparel operations that have been sold. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2006 was $15. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Note 14 – Credit Facilities

The corporation has numerous credit facilities available, including ongoing revolving credit agreements totaling $3.2 billion that had a weighted average annual fee of 0.09% as of July 1, 2006. These agreements support commercial paper borrowings and other financial instruments. Selected data on the corporation’s short-term obligations follow:

	2006	2005	2004
Maximum month-end borrowings	$2,001	$2,961	$2,061
Average borrowings during the year	1,701	2,599	1,800
Year-end borrowings	1,784	239	53
Weighted average interest rate during the year	4.3%	2.3%	1.3%
Weighted average interest rate at year-end	5.2	3.8	5.5

Note 15 – Sale of Accounts Receivable

During 2005, the corporation terminated its receivables sale program, and no receivables were sold under this program at the end of 2005. Previously, the corporation had an agreement under which several of its operating units sold trade accounts receivable to a limited purpose subsidiary of the corporation. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in the corporation’s results of operations and statement of financial position. This subsidiary held trade accounts receivable that it purchased from the operating units and sold participating interests in these receivables to financial institutions, which in turn purchased and received ownership and security interests in those receivables. The amount of receivables sold under this program was $150 at the end of 2004. The proceeds from the receivable sales were used to reduce borrowings. Changes in the balance of receivables sold are reported in the Consolidated Statement of Cash Flows as an operating cash flow (change in trade receivables). As collections reduced accounts receivable included in the pool, the operating units sold new receivables to the limited purpose subsidiary. The limited purpose subsidiary had the risk of credit loss on the sold receivables.

The proceeds from the sale of the receivables were equal to the face amount of the receivables less a discount. The discount was a floating rate that approximated short-term borrowing rates for investment-grade entities and was accounted for as a cost of the receivables sale program. This cost has been included in “Selling, general and administrative expenses” in the Consolidated Statements of Income. This discount aggregated $3 and $3 in 2005 and 2004, respectively, or 2.5% and 1.5%, respectively, of the weighted average balance of the receivables outstanding during the periods. The corporation retained collection and administrative responsibilities for the participating interests in the defined pool.

Sara Lee Corporation and Subsidiaries     63

Note 16 – Contingencies

Contingent Asset – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the 2006, 2005 and 2004 payments each passed and the corporation received the annual payments. The 2006 annual payment was equivalent to $114, the 2005 annual payment was equivalent to $117 and the 2004 payment was equivalent to $119 based upon the respective exchange rates on the dates of receipt. Each of these amounts was recognized in the corporation’s earnings when received and each of the payments increased diluted earnings per share by $0.15 when they were recognized.

Contingent Liabilities – The corporation is a party to various pending legal proceedings, claims and environmental actions by government agencies. In accordance with SFAS No. 5, “Accounting for Contingencies,” the corporation records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the Consolidated Financial Statements of the corporation in any of these years presented. Although the outcome of such items cannot be determined with certainty, the corporation’s general counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.

Since 1995, three complaints have been filed on behalf of employees of a former subsidiary of the corporation known as Aris Philippines, Inc. (Aris) alleging unfair labor practices associated with Aris’ termination of manufacturing operations in the Philippines. Each of these three complaints includes allegations with the same issues and facts. With regard to two of these complaints, Aris prevailed in the administrative hearings held in the Philippines. Although implicated in these complaints, Sara Lee was not a party. The third complaint is a consolidation of cases filed from 1998 through July 1999 by individual complainants in the Republic of the Philippines, Department of Labor and Employment, National Labor Relations Commission. On December 11, 1998, the complaint was amended to name Sara Lee as a party. The case is styled: Emelinda Mactlang, et al. v. Aris Philippines, Inc., et al. In the underlying proceedings during 2006, the arbitrator ruled against Sara Lee and awarded the plaintiffs $60 in damages and fees. Sara Lee is appealing this administrative ruling. Sara Lee believes that the plaintiffs’ claims are without merit and is vigorously defending the remaining complaint. The corporation does not believe that a material adverse outcome will occur; however, no assurances can be given as to the ultimate outcome of the matter.

Note 17 – Guarantees

The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to matters such as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party’s claims. In addition, the corporation’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation’s business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation’s business, financial condition or results of operations.

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined, are as follows:

•	The corporation is contingently liable for leases on property operated by others. At July 1, 2006, the maximum potential amount the corporation could be required to make if all the current operators default is $188. This contingent obligation is more completely described in Note 13, “Leases,” to the Consolidated Financial Statements.
•	The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future

64     Sara Lee Corporation and Subsidiaries

payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $19. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Note 18 – Financial Instruments and Risk Management

Interest Rate and Currency Swaps – To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate instruments or fix the interest payments of certain floating-rate debt instruments. The corporation has issued certain foreign-denominated debt instruments and utilizes currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt.

Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges.

Currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges. The effective portion of the gains or losses of currency swaps that are recorded as cash flow hedges is recorded in accumulated other comprehensive income and reclassified into earnings to offset the gain or loss arising from the remeasurement of the hedged item.

The fair value of interest rate and currency swaps is determined based upon externally developed pricing models, using financial data obtained from swap dealers.

		Weighted Average Interest Rates[2]
	Notional Principal[1]	Receive	Pay
Interest Rate Swaps
2006 Receive fixed – pay variable	$1,316	5.1%	5.8%
2005 Receive fixed – pay variable	1,644	4.8	4.4
2004 Receive fixed – pay variable	1,725	4.9	3.1
Currency Swaps
2006 Receive fixed – pay fixed	$711	5.1%	5.0%
2005 Receive fixed – pay fixed	680	5.1	5.0
2004 Receive fixed – pay fixed	683	5.1	5.0
Receive variable – pay variable	248	2.5	1.7
[1]	The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.
[2]	The weighted average interest rates are as of the respective balance sheet dates.

Forward Exchange, Futures and Option Contracts – The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product-sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, Mexican peso, Swiss franc, Canadian dollar, British pound and Hungarian forint.

The corporation uses futures contracts to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, coffee, wheat, butter and corn. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices. In circumstances where commodity-derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

The following table summarizes by major currency the contractual amounts of the corporation’s forward exchange contracts used in continuing operations in U.S. dollars. The bought amounts represent the net U.S. dollar equivalent of commitments to purchase foreign currencies, and the sold amounts represent the net U.S. dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent value using the exchange rate at the reporting date. Forward exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year.

	2006	2005	2004
Foreign Currency – Bought (Sold)
European euro	$89	$1,553	$1,684
British pound	(66)	109	140
Swiss franc	25	137	95
Canadian dollar	(36)	25	(66)
Hungarian forint	188	170	71
Mexican peso	(26)	(19)	23
Other	(32)	27	66

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts relating to continuing operations to sell foreign currency, in U.S. dollars:

	2006	2005	2004
Foreign Currency – Sold
European euro	$558	$548	$792
Other	6	–	–

Sara Lee Corporation and Subsidiaries     65

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive income and reclassified to earnings in 2006, 2005 and 2004:

	2006	2005	2004
Net accumulated derivative gain (loss) deferred at beginning of year	$(14)	$(14)	$(17)
Deferral of net derivative gain (loss) in accumulated other comprehensive income	(38)	(10)	(38)
Reclassification of net derivative (gain) loss to income	10	10	41
Net accumulated derivative gain (loss) at end of year	$(42)	$(14)	$(14)

At July 1, 2006, the maximum maturity date of any cash flow hedge was 1.0 year, excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net losses from accumulated other comprehensive income of $24 at the time the underlying hedged transactions are realized. In 2006 and 2004, hedge ineffectiveness was insignificant. During 2005, the corporation recognized an expense of $7 for hedge ineffectiveness related to cash flow hedges, which is recorded in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income. In 2006, 2005 and 2004, derivative losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting are insignificant in each of these periods.

Non-U.S. Dollar Financing Transactions – The corporation uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For the year ended July 1, 2006, a net loss of $70 arising from effective hedges of net investments has been reflected in the cumulative translation adjustment account within common stockholders’ equity.

Fair Values – The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair value as of July 1, 2006 and July 2, 2005. The fair value of the remaining financial instruments recognized in continuing operations on the Consolidated Balance Sheets of the corporation at the respective year-ends were:

	2006	2005
Long-term debt, including current portion	$4,120	$4,764
Interest rate swaps	(30)	18
Currency swaps	(206)	(170)
Foreign currency forwards	(30)	(2)
Foreign currency options	(17)	24

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

Concentrations of Credit Risk – A large number of major international financial institutions are counterparties to the corporation’s financial instruments. The corporation enters into financial instrument agreements only with counterparties meeting very stringent credit standards, limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continuously monitored. While the corporation may be exposed to credit losses in the event of nonperformance by these counterparties, it does not anticipate material losses because of these control procedures.

Trade accounts receivable due from customers that the corporation considers highly leveraged were $234 at July 1, 2006 and $197 at July 2, 2005. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Note 19 – Exit and Disposal Activities

In February 2005, the corporation announced a transformation plan designed to improve the corporation’s performance and better position it for long-term growth. The plan is expected to be completed by 2010 and a number of significant gains and losses are anticipated to be recognized over this period. Since the announcement, a number of actions have been initiated and completed, resulting in the recognition of certain exit, disposal and other transformation costs. The following is a description of those actions and their related financial impact. In addition, the corporation has taken other actions in prior periods to restructure certain business operations. These actions and their related status are also described below.

66     Sara Lee Corporation and Subsidiaries

The reported results for 2006, 2005 and 2004 reflect amounts recognized for exit, disposal, transformation and other restructuring actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The impact of these activities on income from continuing operations before income taxes is summarized as follows:

	2006	2005	2004
Exit activities	$176	$128	$68
Asset and business disposition actions	(78)	(27)	(17)
Transformation and other restructuring activities	186	15	6
	284	116	57
Adjustments to charges recognized in prior years	(10)	(11)	(20)
Reduction in income from continuing operations before income taxes	$274	$105	$37

The following table illustrates where the costs (income) associated with these actions are recognized in the Consolidated Statements of Income of the corporation:

	2006	2005	2004
Cost of sales:
Accelerated depreciation	$30	$21	$5
Curtailment gain from bakery workforce reduction	–	(28)	–
Transformation costs	4	–	–
Selling, general and administrative expenses:
Transformation costs	157	9	–
Vacation policy change	(14)	–	–
Accelerated depreciation	9	4	–
Accelerated amortization of intangibles	–	9	1
Net charges for:
Exit activities	166	117	48
Asset and business dispositions	(78)	(27)	(17)
Reduction in income from continuing operations before income taxes	274	105	37
Income tax benefit	(93)	(33)	(14)
Reduction in income from continuing operations	$181	$72	$23
Impact on diluted EPS from continuing operations	$0.24	$0.09	$0.03

The impact of these actions on the corporation’s business segments and general corporate expenses is summarized as follows:

	2006	2005	2004
North American Retail Meats	$48	$(31)	$(8)
North American Retail Bakery	29	(6)	11
Foodservice	16	(2)	9
International Beverage	16	32	(4)
International Bakery	30	5	2
Household and Body Care	28	9	–
Branded Apparel	3	44	22
Decrease in business segment income	170	51	32
Increase in general corporate expenses	104	45	4
Accelerated amortization of intangibles	–	9	1
Total	$274	$105	$37

2006 Exit, Disposal and Transformation Activities – As part of the transformation plan, the corporation approved a series of actions in 2006 to exit certain defined business activities, dispose of certain business assets and lower its cost structure. A charge of $284 was recognized for these approved actions. Each of these actions was to be completed within a 12-month period after being approved. The composition of the $284 net charge for actions approved in 2006 is as follows:

Amounts Recognized in “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income –

•	$162 of the net charge is for the cost associated with terminating 2,527 employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific locations of these employees are summarized in a table contained in this note.
•	$8 of the net charge is for the cost of certain noncancelable lease and other contractual obligations. The lease costs relate primarily to the exit of an administrative building for the North American Retail Meats segment, the exit of various retail bakery stores and a commission payment made to a third party to sublease a leased facility for the Foodservice segment. The other contractual obligations relate to the costs to terminate contracts with various Italian sales agents in the Household and Body Care segment. As of the end of 2006, the administrative building and the retail bakery spaces have been exited and the commission payment made.
•	$6 of the net charge is related to the loss recognized with the decision to abandon certain capitalized software in the International Beverage segment. With the corporation’s

Sara Lee Corporation and Subsidiaries     67

initiative to improve information and technology systems under the transformation plan, certain software was identified as no longer being viable in the new environment. As a result, this software was abandoned and written off in 2006.

•	$78 of the net charge relates to the net gains realized on various asset and business disposition actions. Included in this amount is a $117 gain related to completed transactions in the International Beverage, International Bakery and Household and Body Care business segments, as well as the disposal of certain corporate assets and minority interest investments. The most significant of these transactions are a $53 gain on the sale of working capital related to a European rice product line, a $28 gain on the sale of European skin care and sun care assets, and a $14 loss on the sale of a European cake plant. In addition, the corporation recognized a gain on the sale of certain assets of the French and Belgian Nuts and Snacks operation of $41. The remaining gain related to Nuts and Snacks is reported in discontinued operations. Offsetting this net gain is $39 of professional fees incurred in connection with preparing businesses for disposition.

Amounts Recognized in “Cost of sales” and “Selling, general and administrative expense” lines of the Consolidated Statements of Income –

•	$39 of the net charge is related to accelerated depreciation recognized on certain assets targeted for disposal. Of the $39 total charge, $30 is reflected in the “Cost of sales” line and relates to the disposal of four manufacturing facilities and related equipment for the North American Retail Bakery, International Beverage and Household and Body Care segments, and equipment from various manufacturing sites for the North American Retail Meats, North American Retail Bakery and Foodservice segments. As of the end of 2006, the three owned facilities have been closed and are being marketed for sale. The fourth facility was leased and has been exited. The carrying value of the owned facilities is $2 and represents their estimated net realizable value. For the U.S. manufacturing equipment, a portion has ceased being used, with the remainder still in service. All of the equipment is expected to be taken out of service within the next year. As of the end of 2006, the carrying value of this equipment is $30. The remaining $9 of accelerated depreciation is reflected in the “Selling, general and administrative expenses” line. This charge is related to the accelerated depreciation recognized on various assets for four administrative offices in the North American Retail Meats, North American Retail Bakery and Foodservice segments and the corporate headquarters. One of these facilities is owned and the remaining three offices are leased. As of the end of 2006, the owned facility has been closed and is being marketed for sale. The carrying value of this facility is $11. For the three leased offices, one has been exited as of the end of 2006, with the remaining two scheduled to be exited within the next year.
•	$161 of the net charge relates to various costs associated with the corporation’s ongoing transformation plan. Of this amount, $4 is recognized in the “Cost of sales” line and $157 is recognized in the “Selling, general and administrative expenses” line. Substantially all of the costs are included in the following categories:

Employee Related Costs – As part of the transformation plan, the corporation decided to centralize the management of its North American and European operations. As a result of this action, costs were incurred to relocate employees, recruit new employees and pay retention bonuses in order to preserve business continuity.

Information Technology Costs – In order to improve operational efficiency, the corporation decided to implement common information technology systems across the organization. Costs associated with assessing current systems, the evaluation of alternatives and process re-engineering were expensed as incurred.

Consulting Costs – The corporation engaged a number of third-party consultants to assist in the development of strategic operating and financial plans, as well as to provide employee training and assistance in implementing the transformation plan.

•	$14 of the net charge relates to income recognized as a result of the corporation’s decision to modify its vacation policy for U.S. employees during 2006. This change resulted in the forfeiture of certain vacation benefits that had been previously earned by employees. This credit is reflected in the “Selling, general and administrative expenses” line.

68     Sara Lee Corporation and Subsidiaries

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2006 and the related status as of July 1, 2006. The accrued amounts remaining as of the end of 2006 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs will be paid in the next two years.

	Exit and Disposal Costs Recognized	Non-Cash Credits and (Charges)	Asset and Business Disposition Gains	Cash Payments	Accrued Costs as of July 1, 2006
Employee termination and other benefits	$162	$–	$–	$(39)	$123
Noncancelable lease and other contractual obligations	8	–	–	(6)	2
Losses on abandonment of assets	6	(6)	–	–	–
Asset and business disposition actions	(78)	–	117	(31)	8
Accelerated depreciation	39	(39)	–	–	–
Transformation costs	161	(28)	–	(117)	16
Vacation policy change	(14)	14	–	–	–
	$284	$(59)	$117	$(193)	$149

The following table summarizes the employee terminations by location and business segment.

Number of Employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Branded Apparel	Corporate	Total
United States	383	294	129	–	–	2	240	69	1,117
Mexico	–	–	–	–	–	–	165	–	165
Canada	–	–	–	–	–	1	–	–	1
Europe	–	–	–	741	138	199	1	–	1,079
Australia	–	–	–	39	17	76	–	–	132
Asia	–	–	–	–	–	33	–	–	33
	383	294	129	780	155	311	406	69	2,527
As of July 1, 2006:
Actions Completed	170	174	40	454	49	188	139	30	1,244
Actions Remaining	213	120	89	326	106	123	267	39	1,283
	383	294	129	780	155	311	406	69	2,527

2005 Exit, Disposal and Restructuring Activities – During 2005, the corporation approved a series of actions to exit certain defined business activities, dispose of certain business assets and lower its cost structure through transformation and other restructuring efforts. Each of these activities was to be completed within a 12-month period after being approved. A net charge of $116 was recognized for these approved actions. During 2006, certain of these actions were completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $5 to income from continuing operations before income taxes in 2006. The $5 consists of a net credit for employee termination benefits and resulted from the actual costs to settle termination obligations varying from the original estimates and certain employees originally targeted for termination not being severed as originally planned.

The $116 of net charges recognized in 2005 consisted of the following:

Amounts Recognized in “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income –

•	$120 of the net charge was for the cost associated with terminating 1,751 employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or local employment laws. The specific locations of these employees are summarized in a table contained in this note. As of the end of 2006, all of the employees had been terminated.
•

$8 of the net charge was for the cost of certain noncancelable lease and other contractual obligations. The lease costs relate to the exit of 11 retail stores for the Branded Apparel segment. The other contractual

Sara Lee Corporation and Subsidiaries     69

obligations relate to the exit from a German distribution agreement for the International Beverage segment. As of the end of 2006, the retail spaces have been exited and the distribution agreement has been terminated.

•	$27 of the net charge was related to the net gains realized on various asset and business disposition actions. Included in this amount is $61 of gains related to completed transactions in the North American Retail Meats, Household and Body Care and Branded Apparel business segments. The most significant of these transactions is a $31 gain recognized on the disposal of certain trademarks and other assets of the corporation’s canned meats business and a $14 gain related to the disposal of an ethnic skin care product line sold primarily in the U.S. Offsetting these gains is $34 of professional fees incurred in connection with evaluating certain future business dispositions.

Amounts Recognized in “Cost of sales” and “Selling, general and administrative expenses” lines of the Consolidated Statements of Income –

•	$28 of the net charge was related to the recognition of curtailment gains in a postretirement medical benefit plan. These gains resulted from the termination of certain bakery employees during 2005 who participated in the plan. This credit is shown in the “Cost of sales” line.
•	$25 of the net charge was related to the accelerated depreciation recognized on certain assets that were targeted for disposal. Of the $25 total charge, $21 is reflected in the “Cost of sales” line and relates to the disposal of six manufacturing facilities and certain manufacturing equipment in the North American Retail Bakery, Foodservice and Household and Body Care business segments. As of the end of 2006, three of the facilities have been sold and the remaining three facilities have been closed. The carrying value of the closed facilities is less than $1 and represents their estimated net realizable value. The remaining $4 of accelerated depreciation is reflected in the “Selling, general and administrative expenses” line and relates to the accelerated depreciation on certain leasehold improvements in the Branded Apparel segment.
•	$9 of the net charge was related to the accelerated amortization recognized on certain bakery intangibles. During 2005, decisions were made to abandon certain regional bakery trademarks and customer relationships. These actions had been completed by the end of 2005 and there is no remaining carrying value for these assets. This charge is reflected in the “Selling, general and administrative expenses” line.
•	$9 of the net charge was for various transformation costs, which included professional fees associated with the transformation plan and various costs associated with employee relocation and recruiting efforts. This charge is reflected in the “Selling, general and administrative expenses” line.

The following table summarizes the net charges taken for the exit, disposal and restructuring actions approved during 2005 and the related status as of July 1, 2006. The accrued amounts remaining as of the end of 2006 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs will be paid in the next year.

	Exit and Disposal Costs Recognized	Non-Cash Credits and (Charges)	Asset and Business Disposition Gains	Cash Payments	Change in Estimate	Accrued Costs as of July 1, 2006
Employee termination and other benefits	$120	$–	$–	$(65)	$(5)	$50
Noncancelable lease and other contractual obligations	8	–	–	(8)	–	–
Asset and business disposition actions	(27)	–	61	(34)	–	–
Curtailment gains on benefit plans	(28)	28	–	–	–	–
Accelerated depreciation	25	(25)	–	–	–	–
Accelerated amortization	9	(9)	–	–	–	–
Transformation costs	9	–	–	(9)	–	–
	$116	$(6)	$61	$(116)	$(5)	$50

70     Sara Lee Corporation and Subsidiaries

The following table summarizes the employee terminations by location and business segment. All actions have been completed.

Number of Employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Branded Apparel	Corporate	Total
United States	23	152	198	–	–	–	687	10	1,070
Canada	–	–	–	–	–	–	186	–	186
Mexico	–	–	–	–	–	–	139	–	139
Europe	–	–	–	110	48	137	–	1	296
Australia	–	–	–	–	–	60	–	–	60
	23	152	198	110	48	197	1,012	11	1,751

2004 Exit, Disposal and Restructuring Activities – During 2004, the corporation approved a series of actions to exit certain defined business activities, dispose of certain business assets and lower its cost structure. A net charge of $57 was recognized for these approved actions. During 2006 and 2005, certain of these obligations were satisfied for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in increases of $3 to income from continuing operations before income taxes in each of 2006 and 2005. These credits are for employee termination benefits and resulted from the actual costs to settle termination obligations being lower than expected and certain employees originally targeted for termination not being severed as originally planned.

The $57 of net charges recognized in 2004 consisted of the following:

Amounts Recognized in “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income –

•	$62 of the net charge was for the cost associated with terminating 5,843 employees and providing them with severance benefits in accordance with existing benefit plans or local employment laws. The specific locations of these employees are summarized in a table contained in this note, and all of the employees have been terminated.
•	$6 of the net charge was related to the cost to dispose of certain manufacturing equipment. When management approved the actions, these assets were classified as held for sale and a charge was taken for the estimated loss on their disposal. As of the end of 2006, these assets have been disposed.
•	$17 of the net charge was related to the net gains realized on various asset and business disposition actions. The most significant of these is a $13 gain recognized on the disposal of an equity method ownership position in Johnsonville Foods that was completed for an amount more favorable than originally estimated. The remaining gain relates to additional proceeds received on certain previously disposed assets in the Branded Apparel segment.

Amounts Recognized in “Cost of sales” line of the Consolidated Statements of Income –

•	$5 of the net charge was related to the cost to dispose of certain manufacturing equipment. When management approved the actions, these assets were classified as held for use and the related depreciation was accelerated. As of the end of 2006, the corporation is in the process of completing the disposition of these assets and the remaining assets have a book value of zero. The estimated realizable value of these assets was based on management’s estimates.

Amounts Recognized in “Selling, general and administrative expenses” line of the Consolidated Statements of Income –

•	$1 of the net charge was related to the decision to abandon certain trademarks obtained with the Earthgrains acquisition. As a result, the amortization associated with these assets was accelerated. These trademarks were abandoned by the end of 2004, and their net book value is zero.

Sara Lee Corporation and Subsidiaries     71

The following table summarizes the net charges taken for the exit, disposal and restructuring actions approved during 2004 and the related status as of July 1, 2006. The accrued amounts remaining as of the end of 2006 represent those cash expenditures necessary to satisfy remaining obligations. The cash payments to satisfy the accrued costs will be paid in the next year.

	Exit and Disposal Costs Recognized	Non-Cash (Charges)	Asset and Business Disposition Gains	Cash Payments	Change in Estimate	Accrued Costs as of July 1, 2006
Employee termination and other benefits	$62	$–	$–	$(55)	$(6)	$1
Losses on disposal of equipment	6	(6)	–	–	–	–
Asset and business disposition actions	(17)	–	17	–	–	–
Accelerated depreciation	5	(5)	–	–	–	–
Accelerated amortization	1	(1)	–	–	–	–
	$57	$(12)	$17	$(55)	$(6)	$1

The following table summarizes the employee terminations by location and business segment. All actions have been completed.

Number of Employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Branded Apparel	Corporate	Total
United States	35	451	666	–	–	–	573	48	1,773
Canada	–	–	–	–	–	12	–	–	12
Puerto Rico, Mexico and Latin America	–	–	–	155	–	–	3,852	–	4,007
Europe	–	–	–	19	31	1	–	–	51
	35	451	666	174	31	13	4,425	48	5,843

Other Restructuring Actions – In prior periods, the corporation had approved and completed various actions to exit certain defined business activities and lower its cost structure. During 2006, certain adjustments were made to the accrued obligations remaining for these completed actions as a result of reaching more favorable final settlements than originally planned. The adjustments consisted of reductions in accrued termination benefits for certain International Beverage and Household and Body Care employees and resulted in an increase of $2 to income from continuing operations before income taxes. These adjustments are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

During 2005, adjustments were made to certain accrued obligations that had been recorded in prior periods. These adjustments related to the final settlement of certain planned actions for amounts more favorable than originally anticipated. They included adjustments made to accrued termination benefits for certain North American Retail Bakery and Branded Apparel employees, adjustments to certain lease and other contractual obligations of the North American Retail Bakery and Branded Apparel segments, and the disposal of business assets for the North American Retail Meats and Branded Apparel segments. These adjustments resulted in an increase of $8 to income from continuing operations before income taxes and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

During 2004, adjustments were made to certain accrued obligations that had been recorded in prior periods. These adjustments related to the final settlement of certain planned actions for amounts more favorable than originally anticipated. They included adjustments made to accrued termination benefits for certain North American Retail Meats, International Beverage, Household and Body Care and Branded Apparel employees. In addition, adjustments were also made to certain lease and other contractual obligations of the North American Retail Bakery and Branded Apparel segments. Finally, the disposal of certain operating assets for the North American Retail Bakery segment was completed for amounts more favorable than originally estimated. These adjustments resulted in an increase of $20 to income from continuing operations before income taxes and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

As of July 1, 2006, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $7 and represent various severance and noncancelable lease obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations.

72     Sara Lee Corporation and Subsidiaries

Note 20 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

Measurement Date and Assumptions – A March 31 measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations for the three years ending July 1, 2006 were as follows:

	2006	2005	2004
Net periodic benefit cost
Discount rate	5.3%	5.5%	5.4%
Long-term rate of return on plan assets	6.6	6.8	7.2
Rate of compensation increase	4.0	4.4	5.0
Plan obligations
Discount rate	5.2%	5.3%	5.5%
Rate of compensation increase	3.8	4.0	4.4

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

Net Periodic Benefit Cost and Funded Status – The components of the net periodic benefit cost for continuing operations were as follows:

	2006	2005	2004
Components of defined benefit net periodic benefit cost
Service cost	$121	$130	$122
Interest cost	279	267	233
Expected return on assets	(269)	(241)	(201)
Amortization of
Net initial liability	–	–	4
Prior service cost	3	3	5
Net actuarial loss	80	84	124
Net periodic benefit cost	$214	$243	$287

In 2006, the corporation sold its U.K. Apparel business and retained the pension obligations related to that operation. Since the corporation will no longer incur service cost for the participants in the U.K. Apparel plans, this cost component is recognized in discontinued operations while the remainder of the net periodic benefit cost is recognized in continuing operations.

The net periodic benefit cost of the corporation’s defined benefit pension plans in 2006 was $29 lower than in 2005. This was primarily due to a $28 increase in the expected return on plan assets in 2006. The greater asset return resulted from the fact that plan assets at the start of 2006 were $362 greater than at the start of 2005, and the corporation contributed $326 of cash to the plans during 2006. The increase in interest cost on plan obligations was largely offset by lower service cost resulting from the elimination of benefits for certain employee groups and a lower level of unrecognized actuarial losses and related amortization.

Better than anticipated asset returns in 2004 reduced the net periodic benefit cost in 2005. However, this reduction was partially offset by higher interest on plan obligations, the strengthening of foreign currencies versus the U.S. dollar and higher service cost.

Sara Lee Corporation and Subsidiaries     73

The funded status of defined benefit pension plans at the respective year-ends was as follows:

	2006	2005
Projected benefit obligation
Beginning of year	$5,301	$4,985
Service cost	131	140
Interest cost	279	267
Plan amendments	91	(17)
Acquisitions	112	–
Benefits paid	(225)	(210)
Participant contributions	5	5
Actuarial loss	63	181
Curtailment	(104)	(16)
Foreign exchange	111	(34)
End of year	$5,764	$5,301
Fair value of plan assets
Beginning of year	$3,886	$3,524
Actual return on plan assets	565	261
Employer contributions	326	327
Participant contributions	5	5
Benefits paid	(221)	(210)
Settlement	(5)	(4)
Acquisitions	96	–
Foreign exchange	92	(17)
End of year	$4,744	$3,886
Funded status	$(1,020)	$(1,415)
Unrecognized
Prior service cost	90	3
Net actuarial loss	1,055	1,456
Prepaid benefit cost (liability) recognized	$125	$44
Amounts recognized on the Consolidated Balance Sheets
Noncurrent asset	$11	$18
Current liability	(184)	(219)
Noncurrent liability	(436)	(766)
Accumulated other comprehensive income	734	1,011
Prepaid benefit cost (liability) recognized	$125	$44

As a result of actions taken to reduce the corporation’s employee base and the elimination of future pension benefits for certain domestic employee groups, the projected benefit obligation and unrecognized actuarial loss both declined. The decline in the projected benefit obligation from these actions is reflected on the curtailment line in the above reconciliation. In addition, during 2006, the corporation acquired certain businesses. The plan assets and obligations of these business combinations are reflected on the acquisitions line in the above reconciliations.

The corporation makes periodic cash contributions to its defined pension plans. The breakdown of the contributions between continuing and discontinued operations is as follows:

	2006	2005	2004
Summary of cash contributions
Continuing operations	$326	$327	$104
Discontinued operations	5	21	8
Total	$331	$348	$112

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2006 and 2005 were $5,523 and $5,001, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2006	2005
Projected benefit obligation	$4,265	$4,281
Accumulated benefit obligation	4,159	4,080
Fair value of plan assets	3,163	2,916

Plan Assets, Expected Benefit Payments and Funding – The allocation of pension plan assets as of the respective year-end measurement dates is as follows:

	2006	2005
Asset category
Equity securities	48%	45%
Debt securities	47	46
Real estate	3	2
Cash and other	2	7
	100%	100%

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

74     Sara Lee Corporation and Subsidiaries

dependence on contributions from the corporation. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. In the U.S., assets are primarily invested in broadly diversified passive vehicles.

Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed-income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50% of members elected by employees and retirees. This can result in differences compared to the strategies described above.

Pension assets at the 2006 and 2005 measurement dates do not include any direct investment in the corporation’s debt or equity securities.

Substantially all pension benefit payments are made from assets of the pension plans. Using foreign exchange rates as of July 1, 2006 and expected future service, it is anticipated that the future benefit payments will be as follows: $229 in 2007, $238 in 2008, $249 in 2009, $260 in 2010, $271 in 2011 and $1,512 from 2012 to 2016.

At the present time, the corporation expects to contribute $184 of cash to its pension plans in 2007. During 2006, the corporation entered into an agreement to fully fund certain U.K. pension obligations by 2015. The anticipated 2007 contributions reflect the amounts agreed upon with the trustees of the U.K. plans. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

On January 1, 2006, the employees of Hanesbrands Inc. (Hanesbrands) were transferred into separate plans in anticipation of the spin off of this business. As of the year-end measurement date, the projected benefit obligation and plan assets estimated for the Hanesbrands employees were $856 and $648, respectively.

Multiemployer Plans – The corporation participates in multiemployer plans that provide defined benefits to certain employees covered by collective-bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $45 in 2006, $46 in 2005 and $49 in 2004. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors, including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

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

Measurement Date and Assumptions – A March 31 measurement date is utilized to value plan assets and obligations for the corporation’s postretirement health-care and life-insurance plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 1, 2006, were:

	2006	2005	2004
Net periodic benefit cost
Discount rate	5.2%	5.5%	5.5%
Plan obligations
Discount rate	5.5%	5.2%	5.5%
Health-care cost trend assumed for the next year	8.8%	9.0%	9.0%
Rate to which the cost trend is assumed to decline	5.4%	5.3%	6.5%
Year that rate reaches the ultimate trend rate	2010	2010	2008

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

	One- Percentage- Point Increase	One- Percentage- Point Decrease
Effect on total service and interest components	$3	$(2)
Effect on postretirement benefit obligation	22	(19)

Sara Lee Corporation and Subsidiaries     75

Net Periodic Benefit Cost and Funded Status – The components of the net periodic benefit cost and curtailment gains associated with continuing operations were as follows:

	2006	2005	2004
Components of defined benefit net periodic cost
Service cost	$11	$14	$17
Interest cost	18	23	28
Net amortization and deferral	(20)	(15)	(6)
Net periodic benefit cost	$9	$22	$39
Curtailment gains	$(4)	$(28)	$(7)

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

	2006	2005
Accumulated postretirement benefit obligation
Beginning of year	$387	$518
Service cost	11	14
Interest cost	18	23
Net benefit paid	(36)	(29)
Actuarial loss	10	11
Acquisitions/dispositions	1	–
Curtailment	(15)	(24)
Plan amendments	(99)	(125)
Foreign exchange	2	(1)
End of year	$279	$387
Fair value of plan assets	$1	$1
Funded status	$(278)	$(386)
Unrecognized
Prior service cost	(245)	(174)
Net actuarial loss	53	60
Net initial asset	(11)	(10)
Net accrued liability recognized on the Consolidated Balance Sheets	$(481)	$(510)

During 2006 and 2005, the corporation amended several of its postretirement medical plans. These amendments eliminated coverage for certain groups and required retirees to bear a greater portion of the cost of the plans. As a result of these actions, the accumulated postretirement benefit obligation declined and the amount of unrecognized negative prior service cost increased. In addition, on January 1, 2006, the employees of Hanesbrands were transferred into a separate plan in anticipation of the spin off of this business. The accumulated postretirement medical benefit obligation and accrued benefit cost associated with the Hanesbrands employees were $45 and $70, respectively, as of the year-end measurement date.

The reduced benefit levels resulting from the plan amendments and the related impact on the benefit obligation and negative prior service cost are primarily responsible for the reduction in the net periodic benefit cost of these plans in 2006 and 2005. In addition, actions taken by the corporation to reduce employment levels resulted in curtailment gains as the negative prior service cost associated with terminated employees was recognized in the continuing operations of the business.

In 2004, the Medicare Prescription Drug Improvement and Modernization Act was signed into law. This law provides for a federal subsidy to sponsors of retiree health-care benefits that provide a benefit that is at least actuarially equivalent to the benefit established by law. The federal subsidy included in the law resulted in a $37 reduction in the accumulated postretirement medical obligation in 2004, which is reflected as an actuarial gain. In 2005, the net periodic benefit cost for the postretirement health-care plans was reduced by $5 as a result of the recognition of the gain. Actuarial equivalence was determined by a consulting actuary. If the expected amount that the plan will pay exceeds the expected amount that the government will pay under Medicare Part D, then the plan is considered actuarially equivalent.

Expected Benefit Payments and Funding – Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at July 1, 2006, and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $23 in 2007, $22 in 2008, $23 in 2009, $23 in 2010, $23 in 2011 and $116 from 2012 to 2016.

76     Sara Lee Corporation and Subsidiaries

Note 22 – Intangible Assets and Goodwill

Intangible Assets – The primary components of the corporation’s intangible assets reported in continuing operations and the related amortization expense are as follows:

2006

	Gross	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Trademarks and brand names	$938	$305	$633
Customer relationships	409	134	275
Computer software	285	202	83
Other contractual agreements	28	13	15
	$1,660	$654	1,006
Trademarks and brand names not subject to amortization			179
Net book value of intangible assets			$1,185

2005

	Gross	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Trademarks and brand names	$1,003	$255	$748
Customer relationships	364	100	264
Computer software	272	151	121
Other contractual agreements	20	11	9
	$1,659	$517	1,142
Trademarks and brand names not subject to amortization			253
Net book value of intangible assets			$1,395

The amortization expense reported in continuing operations for intangible assets subject to amortization was $119 in 2006, $125 in 2005 and $121 in 2004. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $107 in 2007, $89 in 2008, $78 in 2009, $71 in 2010 and $64 in 2011.

During 2006, the corporation recognized a $193 impairment charge related to certain trademarks that are used in the North American Retail Bakery and International Bakery segments. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” In addition, as a result of the annual impairment review, the corporation concluded that certain trademarks had lives that were no longer indefinite. As a result of this change, trademarks with a net book value of $79 were moved from the indefinite-lived category and amortization was initiated. Trademarks of $12 and certain customer relationships and other contractual agreements of $35 were recognized with the acquisition of a retail meats business in Mexico and a U.S. bakery business.

During 2005, as a result of the annual impairment review, the corporation concluded that certain trademarks had lives that were no longer indefinite. As a result of this change, trademarks with a net book value of $51 were moved from the indefinite-lived category and amortization was initiated.

During 2004, the corporation recognized a $14 charge in selling, general and administrative expenses for the impairment of certain trademarks. Of this total, $8 related to a domestic apparel trademark, $5 was related to trademarks associated with household and body care brands in Europe and $1 was related to a beverage brand in Greece. As a result of the annual impairment review, the corporation also concluded that certain trademarks had lives that were no longer indefinite. As a result of this change, trademarks with a net book value of $185 were moved from the indefinite-lived category and amortization was initiated.

Goodwill – The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2006 and 2005 are as follows:

	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Branded Apparel	Total
Net book value at July 3, 2004	$115	$277	$954	$235	$622	$506	$279	$2,988
Acquisition	–	–	–	–	–	–	2	2
Foreign exchange/other	1	–	–	24	–	3	–	28
Net book value at July 2, 2005	116	277	954	259	622	509	281	3,018
Acquisition	–	17	–	–	–	–	–	17
Foreign exchange/other	(1)	–	–	12	–	8	(2)	17
Net book value at July 1, 2006	$115	$294	$954	$271	$622	$517	$279	$3,052

Sara Lee Corporation and Subsidiaries     77

In 2006, non-deductible goodwill of $17 was recognized in connection with the acquisition of Butter-Krust Baking, a New England based fresh bread and baking company.

In 2005, goodwill of $2 was recognized in connection with an insignificant business combination.

Note 23 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2006	2005	2004
Income from continuing operations before income taxes
United States	(14.0)%	(0.1)%	9.9%
Foreign	114.0	100.1	90.1
	100.0%	100.0%	100.0%
Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	76.3	26.3	10.8
Finalization of tax reviews and audits	(45.1)	(29.6)	(16.0)
Foreign taxes less than U.S. statutory rate	(10.4)	(13.7)	(9.3)
Release valuation allowances	(5.2)	–	–
Benefit of foreign tax credits	(2.6)	(4.0)	(1.1)
Contingent sale proceeds	(5.8)	(3.5)	(3.2)
Intangibles and amortization	–	–	6.3
Netherlands tax rate change	(0.7)	(2.1)	–
Sale of capital assets	(4.1)	–	(3.1)
Other, net	2.6	–	(0.5)
Taxes at effective worldwide tax rates	40.0%	8.4%	18.9%

The tax expense related to continuing operations in 2006 was $174 higher in 2006 than in 2005 despite a $497 decline in income from continuing operations before income taxes. The increase is primarily attributable to costs associated with the repatriation of earnings from certain foreign subsidiaries which were $522 in 2006 as compared to $310 in 2005. This increase was offset in part by the elimination of deferred tax valuation allowances which were no longer considered necessary because of a return to profitability of certain European operations.

Hanesbrands has historically generated a significant amount of cash from operations in the U.S. and this cash was used to service the corporation’s debt, as well as to pay dividends and support domestic capital requirements. As a result of the spin off of Hanesbrands and the disposition of a number of significant European operations, the level of cash necessary to finance the domestic operations and the cash considered to be permanently invested outside the U.S. was modified at the end of 2006. Tax expense in fiscal 2006 includes approximately $232 related to earnings previously deemed permanently invested.

The fiscal 2006 and 2005 tax expense was benefited as a result of the finalization of tax audits and reviews in Europe and the U.S. for amounts more favorable than originally anticipated.

Current and deferred tax provisions (benefits) were:

	2006		2005		2004
	Current	Deferred	Current	Deferred	Current	Deferred
U.S.	$69	$353	$(271)	$198	$(115)	$(2)
Foreign	67	(231)	179	(16)	183	169
State	25	(10)	5	4	10	(1)
	$161	$112	$(87)	$186	$78	$166

The components of the deferred tax provisions (benefits) occurring as a result of transactions being reported in different years for financial and tax reporting were:

	2006	2005	2004
Depreciation	$14	$(75)	$35
Inventory valuation methods	–	(5)	(10)
Nondeductible reserves	182	196	165
Intangibles	(206)	29	23
Employee benefits	(53)	(10)	(89)
Net operating loss and other carry forwards	109	(48)	(58)
Other, net	66	99	100
	$112	$186	$166
Cash payments for income taxes – continuing operations	$133	$146	$151

The deferred tax liabilities (assets) at the respective year-ends were as follows:

	2006	2005
Deferred tax (assets)
Nondeductible reserves	$(9)	$(201)
Minimum pension liability	(52)	(326)
Employee benefits	(478)	(425)
Net operating loss and other tax carry forwards	(252)	(361)
Gross deferred tax (assets)	(791)	(1,313)
Less valuation allowances	71	320
Net deferred tax (assets)	(720)	(993)
Deferred tax liabilities
Property, plant and equipment	220	216
Intangibles	440	633
Other	129	32
Deferred tax liabilities	789	881
Total deferred tax liabilities (assets)	$69	$(112)

Net operating loss and other tax carry forwards expire as follows: $2 in 2007, $9 in 2009, $5 in 2011, $3 in 2016, $2 in 2018 and $16 in 2021. There is no expiration date on $215 of net operating loss carry forwards.

78     Sara Lee Corporation and Subsidiaries

At July 1, 2006, applicable U.S. federal income taxes and foreign withholding taxes had not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $375 – $400 would have been recognized in the Consolidated Financial Statements. In 2005, deferred taxes of approximately $493 would have been recognized if earnings of foreign subsidiaries had not been permanently invested. The decrease in this amount in 2006 was primarily attributable to the spin off of Hanesbrands, the disposition of various European operations and the related decision to repatriate foreign earnings.

The corporation has ongoing audits in the U.S. and a number of international jurisdictions. The U.S. federal income tax returns filed by the corporation through June 29, 2002 have been examined by the U.S. Internal Revenue Service.

Note 24 – Business Segment Information

At the beginning of 2006, the corporation reorganized its business segments around distinct consumers, customers and geographic markets in order to build functional excellence, increase strategic focus and simplify the organization. As a result, the corporation now reports results under seven business segments. All prior year amounts have been restated to reflect the new business segments. Management of each segment is responsible for the worldwide assets and operations of these businesses. The following are the corporation’s seven business segments and the types of products and services from which each reportable segment derives its revenues:

•	North American Retail Meats – sells a variety of meat products to retail customers in North America, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks and cooked and dry hams.
•	North American Retail Bakery – sells a wide variety of fresh and frozen baked products and specialty items to retail customers in North America and includes the corporation’s U.S. Senseo retail coffee business. Such products include bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes and other desserts.
•	Foodservice – sells meat, bakery and coffee products to the following customers in North America: broad-line foodservice distributors, restaurants, hospitals and other large institutions.
•	International Beverage – sells coffee and tea products to retail and foodservice customers in major markets around the world, including Europe, Australia and Brazil.
•	International Bakery – sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.
•	Household and Body Care – produces and sells products in four primary product categories: body care, air care, shoe care and insecticides.
•	Branded Apparel – sells basic branded apparel products under the three product categories of innerwear, outerwear and sheer hosiery in the Americas and Asia.

The corporation’s management uses operating segment income, which is defined as operating income before general corporate expenses and amortization of trademarks and customer relationship intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in Note 2 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies.”

	2006	2005	2004
Sales[1,2]
North American Retail Meats	$2,534	$2,440	$2,423
North American Retail Bakery	1,871	1,812	1,987
Foodservice	2,179	2,142	2,123
International Beverage	2,353	2,302	2,114
International Bakery	742	768	710
Household and Body Care	1,827	1,927	1,936
Branded Apparel	4,485	4,684	4,638
	15,991	16,075	15,931
Intersegment	(47)	(46)	(39)
Total	$15,944	$16,029	$15,892
Operating segment income [3,4,5]
North American Retail Meats	$149	$179	$244
North American Retail Bakery	(197)	(4)	12
Foodservice	120	182	172
International Beverage	384	405	427
International Bakery	20	70	67
Household and Body Care	216	310	354
Branded Apparel	501	448	501
Total operating segment income	1,193	1,590	1,777
Amortization of trademarks and other intangibles [3,4,5]	(70)	(71)	(62)
General corporate expenses [3,4,5]	(326)	(267)	(349)
Contingent sale proceeds	114	117	119
Total operating income	911	1,369	1,485
Net interest expense	(228)	(189)	(190)
Income from continuing operations before income taxes	$683	$1,180	$1,295
Assets
North American Retail Meats	$1,211	$1,198	$1,077
North American Retail Bakery	1,278	1,450	1,554
Foodservice	1,667	1,669	1,667
International Beverage	2,286	1,519	1,392
International Bakery	1,352	1,142	1,151
Household and Body Care	2,406	1,704	1,848
Branded Apparel	3,148	4,037	3,828
	13,348	12,719	12,517
Discontinued operations	699	2,110	2,573
Other[6]	475	(529)	(149)
Total assets	$14,522	$14,300	$14,941

Sara Lee Corporation and Subsidiaries     79

	2006	2005	2004
Depreciation
North American Retail Meats	$95	$79	$72
North American Retail Bakery	80	89	104
Foodservice	67	61	52
International Beverage	72	79	70
International Bakery	25	25	24
Household and Body Care	42	29	35
Branded Apparel	97	99	98
	478	461	455
Discontinued operations	43	84	82
Other	20	25	24
Total depreciation	$541	$570	$561
Additions to long-lived assets
North American Retail Meats	$132	$113	$80
North American Retail Bakery	114	35	30
Foodservice	71	69	62
International Beverage	113	107	135
International Bakery	24	25	18
Household and Body Care	44	39	52
Branded Apparel	93	54	67
	591	442	444
Other	39	19	14
Total additions to long-lived assets	$630	$461	$458
[1]	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
[2]	Revenues from one customer represent approximately $2.5 billion, $2.4 billion and $2.3 billion of the corporation’s consolidated revenues in 2006, 2005 and 2004, respectively. Each of the corporation’s business segments sells to this customer.
[3]	2006 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a charge of $48, North American Retail Bakery – a charge of $208, Foodservice – a charge of $21, International Beverage – a charge of $16, International Bakery – a charge of $44, Household and Body Care – a charge of $28, Branded Apparel – a charge of $3, Corporate Office – a charge of $104.
[4]	2005 includes amounts recognized for exit activities, asset and business dispositions, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a credit of $31, North American Retail Bakery – a credit of $6, Foodservice – a credit of $2, International Beverage – a charge of $32, International Bakery – a charge of $5, Household and Body Care – a charge of $9, Branded Apparel – a charge of $44, Corporate Office – a charge of $45 and accelerated amortization of intangibles – a charge of $9.
[5]	2004 includes amounts recognized for exit activities, asset and business dispositions, restructuring expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a credit of $8, North American Retail Bakery – a charge of $11, Foodservice – a charge of $9, International Beverage – a credit of $4, International Bakery – a charge of $2, Branded Apparel – a charge of $22, Corporate Office – a charge of $4 and accelerated amortization of intangibles – a charge of $1.
[6]	Principally cash and cash equivalents, certain fixed assets, deferred tax assets and certain other noncurrent assets.

Note 25 – Geographic Area Information

	United States	Spain	Netherlands	Other	Total
2006
Sales	$10,469	$795	$1,012	$3,668	$15,944
Long-lived assets	4,959	392	690	1,175	7,216
2005
Sales	$10,541	$842	$1,116	$3,530	$16,029
Long-lived assets	5,156	252	446	1,422	7,276
2004
Sales	$10,648	$795	$1,099	$3,350	$15,892
Long-lived assets	5,330	253	456	1,363	7,402

Note 26 – Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
2006
Continuing operations
Net sales	$3,900	$4,155	$3,789	$4,100
Gross profit	1,424	1,553	1,406	1,538
Income (loss)[1]	198	186	137	(111)
Income (loss) per common share
– Basic[1]	0.25	0.24	0.18	(0.15)
– Diluted[1]	0.25	0.24	0.18	(0.15)
Net income[2]	67	438	42	8
Net income per common share
– Basic[2]	0.09	0.58	0.06	0.01
– Diluted[2]	0.09	0.57	0.06	0.01
Cash dividends declared	0.1975	0.1975	0.1975	0.1975
Market price
– high	20.95	19.19	19.64	18.82
– low	18.59	17.31	17.33	15.89
– close	18.95	18.90	17.88	16.02
2005
Continuing operations
Net sales	$3,966	$4,193	$3,844	$4,026
Gross profit	1,481	1,581	1,428	1,515
Income[3]	328	294	154	305
Income per common share
– Basic[3]	0.41	0.37	0.19	0.39
– Diluted[3]	0.41	0.37	0.19	0.38
Net income (loss)[4]	352	326	189	(148)
Net income (loss) per common share
– Basic[4]	0.45	0.41	0.24	(0.19)
– Diluted[4]	0.44	0.41	0.24	(0.19)
Cash dividends declared	0.1875	0.1975	0.1975	0.1975
Market price
– high	23.30	24.49	25.00	22.22
– low	20.71	22.10	20.92	19.24
– close	23.19	24.14	22.01	19.65

The quarterly financial data shown above includes the impact of significant items. Significant items include exit activities, asset and business dispositions, impairment charges, transformation charges, accelerated depreciation, hurricane losses, curtailment gains and a change in the vacation policy. Further details of these items are included in the Financial Review on pages 3 and 5. The impact of these items is shown below where negative amounts are charges, and positive amounts are income.

80     Sara Lee Corporation and Subsidiaries

	Quarter
	First	Second	Third	Fourth
2006
[1] Impact of significant items on income from continuing operations	$(24)	$(63)	$(28)	$(189)
EPS impact
– Basic	(0.03)	(0.08)	(0.04)	(0.25)
– Diluted	(0.03)	(0.08)	(0.04)	(0.25)
[2] Impact of significant items on net income	(200)	195	(123)	(61)
EPS impact
– Basic	(0.26)	0.26	(0.16)	(0.08)
– Diluted	(0.26)	0.25	(0.16)	(0.08)

	Quarter
	First	Second	Third	Fourth
2005
[3] Impact of significant items on income from continuing operations	$2	$8	$9	$(91)
EPS impact
– Basic	–	0.01	0.01	(0.12)
– Diluted	–	0.01	0.01	(0.11)
[4] Impact of significant items on net income	2	8	10	(384)
EPS impact
– Basic	–	0.01	0.01	(0.49)
– Diluted	–	0.01	0.01	(0.48)

Note 27 – Subsequent Events

Contingent Sale Proceeds – In July 2006, the corporation received a payment of 95 million euros, as the contingencies had passed related to the 2007 annual contingent payment from the sale of the corporation’s cut tobacco business. Based upon exchange rates in effect on the date of receipt, the payment was equivalent to $120 and will be recognized in the first quarter of 2007. Further details regarding these contingent payments from the sale of the corporation’s cut tobacco business are contained in Note 16 to the Consolidated Financial Statements, “Contingencies.”

Sale of European Meats – In August 2006, the corporation completed the sale of its European Meats business for $575 in cash. The $575 received at closing consists of $337 of cash proceeds from the sale and $238 as repayment of a loan to the corporation that originated subsequent to the end of 2006. The European Meats business is reported as a discontinued operation at the end of 2006. The transaction is subject to normal and customary postclosing adjustments and will be reported in the corporation’s first quarter of 2007.

Spin Off of Hanesbrands Inc. – In September 2006, the corporation spun off its branded apparel operations in the Americas/Asia by distributing Hanesbrands Inc. common stock in a pro rata dividend to holders of Sara Lee common stock. The dividend represented 100% of the common stock of Hanesbrands outstanding at the time of the spin off. The spin off will have a number of material impacts on the corporation:

•	The sales and operating segment income of this business are reported in the Branded Apparel segment. These amounts are significant to the corporation and are detailed in Note 24 to the Consolidated Financial Statements, “Business Segment Information.” In 2006, this business was reported in continuing operations. Upon the completion of the spin off, the results of Hanesbrands will be reported as a discontinued operation and the sales and earnings will be eliminated from the results of Sara Lee.
•	In September 2006, Hanesbrands borrowed $2.6 billion and paid $2.4 billion of this amount to the corporation. The corporation expects to use these proceeds to pay down debt and repurchase shares of its common stock.
•	The Branded Apparel segment of the corporation has historically generated a significant amount of cash from operations within the United States, and this cash was used to service the corporation’s debt, as well as to pay dividends and support domestic capital requirements. After the spin off is completed, the corporation anticipates that it will repatriate a larger portion of the earnings of its foreign subsidiaries than has historically been the case. The tax costs associated with the anticipated return of these funds will be recognized as the amounts are earned.

U.K. Pension Plans – The corporation entered into an agreement with the trustees of the U.K. pension plans on the funding of these plans. As a result of this process, it was agreed that annuities would be purchased to settle the obligations related to one of these plans. Upon the settlement of this obligation, the corporation will need to recognize in earnings any unrecognized actuarial gains or losses related to the plan. As of the end of 2006, the plan to be settled had an unrecognized actuarial loss of $66. Based upon discussions with various insurance companies, the corporation currently expects that annuities will be purchased and the pension obligation will be settled in 2008. The actual impact of the settlement will depend upon the plan assets and obligations at the date the annuities are purchased and the obligations are settled.

Sara Lee Corporation and Subsidiaries     81

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Sara Lee Corporation:

We have completed integrated audits of Sara Lee Corporation’s fiscal 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of July 1, 2006 and an audit of its fiscal 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at July 1, 2006 and July 2, 2005, and the results of their operations and their cash flows for each of the three years in the period ended July 1, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Corporation has restated its fiscal 2005 and 2004 consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of July 1, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of July 1, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Chicago, Illinois

September 13, 2006

82     Sara Lee Corporation and Subsidiaries

Management’s Report on Internal Control Over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of July 1, 2006 and report, based on that assessment, whether the corporation’s internal controls over financial reporting are effective.

Management of the corporation is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a–15f and 15d–15f under the Securities Exchange Act of 1934. The corporation’s internal control over reporting is designed to provide reasonable assurance regarding the reliability of the corporation’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The corporation’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the acquisition, disposition and other transactions regarding the assets of the corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the corporation’s assets that could have a material effect on the financial statements.

Internal control over reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The corporation’s management has assessed the effectiveness of its internal control over financial reporting as of July 1, 2006. In making this assessment, the corporation used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The corporation’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation’s assessment, management has concluded that, as of July 1, 2006, the corporation’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of the corporation’s internal control over financial reporting as of July 1, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Brenda C. Barnes

President and Chief Executive Officer

L.M. (Theo) de Kool

Chief Financial and Administrative Officer

Sara Lee Corporation and Subsidiaries     83