Form 10-K, Exhibit 13
period 2007-06-30
Sara Lee Corp
filed 2007-08-29
CIK 23666

Financial Summary

Dollars in millions except per share data	June 30, 2007[1]	July 1, 2006[2]	July 2, 2005[3]	July 3, 2004[4,5]	June 28, 2003[6]
Results of operations
Continuing operations
Net sales	$12,278	$11,460	$11,346	$11,255	$10,250
Operating income[7]	556	422	946	1,017	791
Income before income taxes	419	192	746	823	584
Income	426	31	615	550	554
Effective tax rate[8]	(1.6)%	83.5%	17.6%	33.1%	5.2%
Income per share of common stock
Basic	$0.58	$0.04	$0.78	$0.70	$0.70
Diluted	0.57	0.04	0.77	0.69	0.68
Income from discontinued operations	62	123	104	722	620
Gain on sale of discontinued operations	16	401	–	–	–
Net income	504	555	719	1,272	1,174
Net income per share of common stock
Basic	0.68	0.72	0.91	1.61	1.49
Diluted	0.68	0.72	0.90	1.59	1.44
Financial position
Total assets	$12,190	$14,660	$14,540	$15,044	$15,974
Total debt[9]	4,267	5,948	4,633	5,277	6,262
Per common share
Dividends	$0.40	$0.79	$0.78	$0.75	$0.615
Book value at year-end	3.61	3.22	3.48	3.52	2.44
Market value at year-end	17.40	16.02	19.65	23.17	18.44
Shares used in the determination of net income per share
Basic (in millions)	741	766	789	788	781
Diluted (in millions)	743	768	796	798	812
Other information[10]
Net cash flow from operating activities	$492	$1,265	$1,349	$1,979	$1,828
Depreciation	420	541	570	561	532
Media advertising expense	342	433	452	425	460
Total advertising and promotion expense	622	886	930	922	950
Capital expenditures	631	625	538	530	746
Common stockholders of record	76,000	82,000	87,000	91,000	95,000
Number of employees	52,000	109,000	143,000	150,000	146,000

Note: The amounts above include the impact of certain significant items. Significant items include exit activities, asset and business dispositions, impairment charges, transformation charges, accelerated depreciation and amortization, hurricane losses, curtailment gains and a change in the vacation policy. Further details of these items are included in the Financial Review on pages 3 and 5.

[1]	In 2007, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $418 and $70, respectively.
[2]	In 2006, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $468 and $220, respectively.
[3]	In 2005, the impact of significant items decreased income from continuing operations before income taxes by $54 and increased income from continuing operations by $169.
[4]	53-week year.
[5]

In 2004, the impact of significant items, excluding the impact of the 53rd week, decreased income from continuing operations before income taxes and income from continuing operations by $11 and $5, respectively.

[6]	In 2003, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $24 and $12, respectively.
[7]

Operating income is reconciled between the income from each of the corporation’s business segments to income from continuing operations before income taxes in Note 24 to the Consolidated Financial Statements titled, “Business Segment Information.”

[8]

The corporation’s effective tax rate declined in 2007 to a tax benefit of 1.6% primarily as a result of the recognition of certain tax benefits from the sale of a subsidiary and the reduction of certain tax obligations from the finalization of certain tax regulatory examinations and the lapsing of certain statutes in multiple jurisdictions. The corporation’s effective tax rate in 2006 increased to 83.5% as the corporation recognized a $529 tax charge as a result of the decision to repatriate certain current and prior year earnings of certain foreign subsidiaries for which repatriation was previously considered to be indefinitely postponed.

[9]

In 2007, the corporation utilized proceeds from its disposition activities to pay down substantially all of its notes payable obligations. At the end of 2006, the corporation did not utilize cash on the balance sheet to repay outstanding notes payable borrowings as it had done at the end of 2005 and in earlier years. At the end of 2005 and in earlier years, the corporation scheduled certain notes payable obligations, primarily in the form of short-term commercial paper, to mature prior to the end of the year. Further information on these borrowings is included in the Liquidity section of the Financial Review.

[10]	Financial amounts include results for both businesses reported in continuing operations and discontinued operations.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

Sara Lee Corporation and Subsidiaries     1

Financial Review

This Financial Review discusses the corporation's results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. The following should be noted regarding the information presented below:

Discontinued Operations – In September 2006, the corporation spun off its Branded Apparel Americas/Asia business by distributing common stock of the business to holders of Sara Lee common stock. The Branded Apparel Americas/Asia business is now known as Hanesbrands Inc. (Hanesbrands). The dividend to shareholders represented 100% of the common stock of Hanesbrands outstanding at the time of the spin off. The results of the corporation’s Branded Apparel Americas/Asia business has been reported as a discontinued operation as a result of the spin off of this business. In the corporation’s 2006 annual report, the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, and European Meats businesses had previously been reported as discontinued operations. The results of operations of all of these businesses through the date of sale are presented as a separate line in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets. Prior periods have been reclassified to conform with this presentation. Further information regarding discontinued operations can be found in Note 4 to the Consolidated Financial Statements, titled “Discontinued Operations.”

This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2007, 2006 and 2005 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•	Overview
•	Description of the Business Segments
•	Business Transformation Plan
•	Review of Consolidated Results of Operations – 2007 Compared With 2006
•	Operating Results by Business Segment – 2007 Compared With 2006
•	Review of Consolidated Results of Operations – 2006 Compared With 2005
•	Operating Results by Business Segment – 2006 Compared With 2005
•	Financial Condition
•	Liquidity
•	Risk Management
•	Significant Accounting Policies and Critical Estimates
•	Issued but Not Yet Effective Accounting Standards
•	Forward-Looking Information

Overview

2007 – During 2007, net sales increased by 7.1%, reflecting the positive impact of foreign currency rates and improved results at each of the corporation’s business segments. The strengthening of foreign currencies versus the U.S. dollar increased sales by 2.9%, while the impact of business acquisitions net of dispositions increased net sales by 0.6%.

Income from continuing operations before income taxes in 2007 was $419 million, an increase of $227 million from 2006, composed of the following:

•    The gross margin increased by $291 million due to the favorable impact of changes in foreign currency, savings from continuous improvement programs and an improved product mix. The gross margin percent declined by 0.2%. The gross margin percent declined in each business segment except North American Retail Bakery, primarily due to the impact of higher commodity and energy prices and competitive market conditions.

•    Selling, general and administrative (SG&A) expenses in 2007 were $175 million higher than in the comparable period of the prior year, primarily due to higher media advertising and promotion expense, higher distribution and selling expense and the impact of changes in foreign currency. These higher costs were partially offset by the benefits from cost reduction initiatives and lower costs of the corporation’s transformation program in the current year.

•    The corporation recognized a $172 million pretax impairment charge in 2007 and a $193 million pretax impairment charge in 2006. In addition, net charges for exit activities, asset and business dispositions were $95 million and $86 million in 2007 and 2006, respectively. In total, charges for impairments, exit activities, asset and business dispositions in 2007 were $12 million less than 2006 amounts.

•    Contingent sale proceeds of $120 million associated with the prior sale of a business were received in 2007, which were $6 million more than were received in 2006.

•    Net interest expense in 2007 decreased by $93 million versus 2006, primarily due to lower average debt levels and higher interest income partially offset by higher average interest rates.

Income taxes declined by $168 million in 2007 from an expense of $161 million in 2006 to a benefit of $7 million in 2007. This decline is primarily a result of the corporation recognizing certain net tax benefits in the current year from the

2     Sara Lee Corporation and Subsidiaries

sale of a subsidiary, and the reduction of certain contingent tax obligations resulting from the finalization of certain tax regulatory examinations and reviews, and the lapsing of certain statutes in multiple jurisdictions.

As a result of the $227 million increase in income from continuing operations before income taxes and the $168 million decline in the related income tax expense, income from continuing operations increased by $395 million.

During 2007, the corporation recognized $62 million of net income from the operating results of discontinued operations and an after-tax gain of $16 million from the disposition of discontinued operations. During 2006, the corporation recognized $123 million of net income from discontinued operations, which included impairment charges of $338 million and an after-tax gain of $401 million from the disposition of discontinued operations. In total, the corporation recognized $446 million less of income in 2007 related to discontinued operations than in 2006.

Net income decreased by $51 million, or 9.4%, while diluted earnings per share in 2007 decreased by $0.04, or 5.6% reflecting lower average shares outstanding during 2007 as a result of the corporation’s share repurchases. The following table sets out the significant items that impacted the results of the corporation in 2007 and 2006.

Impact of Significant Items on Income

From Continuing Operations and Net Income

	Year Ended June 30, 2007				Year Ended July 1, 2006
In millions except per share data	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]
Income from continuing operations	$419	$7	$426	$0.57	$192	$(161)	$31	$0.04
Net income			$504	$0.68			$555	$0.72
Significant items affecting comparability of income from continuing operations and net income:
(Charges for) income from exit activities, asset and business dispositions and impairment charges:
(Charges for) income from exit activities	$(107)	$37	$(70)	$(0.09)	$(166)	$55	$(111)	$(0.14)
Income from (charges for) asset and business disposition activities	12	(2)	10	0.01	80	(28)	52	0.07
Impairment charges	(172)	27	(145)	(0.19)	(193)	73	(120)	(0.16)
Subtotal	(267)	62	(205)	(0.28)	(279)	100	(179)	(0.23)
(Charges) income in cost of sales and SG&A expenses:
Transformation charges	(119)	42	(77)	(0.10)	(159)	55	(104)	(0.13)
Hurricane losses	–	–	–	–	(5)	2	(3)	–
Accelerated depreciation	(32)	12	(20)	(0.03)	(39)	14	(25)	(0.03)
Change in vacation policy	–	–	–	–	14	(5)	9	0.01
Impact of significant items on income from continuing operations before income taxes	(418)	116	(302)	(0.41)	(468)	166	(302)	(0.39)
Significant tax matters affecting comparability:
Deferred tax valuation allowance charge	–	(27)	(27)	(0.04)	–	36	36	0.05
Tax benefit on disposition of a business	–	169	169	0.23	–	–	–	–
Contingent tax obligation adjustment	–	67	67	0.09	–	332	332	0.43
Change in estimated tax	–	21	21	0.03	–	–	–	–
Tax on repatriation of prior years’ earnings	–	–	–	–	–	(291)	(291)	(0.38)
Other tax adjustments, net	–	2	2	–	–	5	5	0.01
Impact of significant items on income from continuing operations	(418)	348	(70)	(0.10)	(468)	248	(220)	(0.29)
Significant items impacting discontinued operations:
European Branded Apparel impairment	–	–	–	–	(179)	47	(132)	(0.17)
U.S. Retail Coffee impairment	–	–	–	–	(44)	5	(39)	(0.05)
U.K. Apparel impairment	–	–	–	–	(34)	–	(34)	(0.04)
European Meats impairment	–	–	–	–	(125)	–	(125)	(0.16)
U.S. Meat Snacks impairment	–	–	–	–	(12)	4	(8)	(0.01)
Charges for exit activities and transformation expenses	–	–	–	–	(13)	5	(8)	(0.01)
European Meats curtailment gain	–	–	–	–	11	(3)	8	0.01
Contingent tax adjustments	–	–	–	–	–	(24)	(24)	(0.03)
Tax benefit from Direct Selling	–	–	–	–	–	50	50	0.07
Gain on the sale of discontinued operations, net	5	11	16	0.02	466	(65)	401	0.52
Impact of significant items on net income	$(413)	$359	$(54)	$(0.07)	$(398)	$267	$(131)	$(0.17)
[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

Sara Lee Corporation and Subsidiaries     3

2006 – During 2006, net sales increased by 1.0% despite the negative impact of foreign currency and the disposition of certain businesses after the start of 2005. The weakening of foreign currencies versus the U.S. dollar decreased sales by 1.1%, while the impact of the business dispositions, net of acquisitions, reduced net sales by 0.5%.

Income from continuing operations before income taxes in 2006 decreased by $554 million and was composed of the following:

•    The gross margin declined by $116 million, due to a 1.4% decline in the gross margin percent. The gross margin percent declined in each business segment except North American Retail Meats, primarily due to the impact of commodity and energy prices and competitive market conditions.

•    Selling, general and administrative (SG&A) expenses in 2006 were $169 million higher than in the comparable period of the prior year, primarily due to costs of the corporation’s transformation program. These costs, totaling $149 million, include accelerated depreciation on facilities that will be exited, relocation and recruiting costs relating to the centralization of the corporation’s management team and costs associated with the implementation of the new information technology systems, partially offset by a credit from a change in the vacation policy.

•    In 2006, the corporation recognized a $193 million charge for the impairment of intangible assets. In addition, net charges for exit activities, asset and business dispositions were $86 million and $43 million in 2006 and 2005, respectively. In total, charges for impairments, exit activities, asset and business dispositions in 2006 were $236 million greater than in 2005.

•    Contingent sale proceeds of $114 million associated with the prior sale of a business were received in 2006, which was $3 million less than were received in 2005.

•    Net interest expense in 2006 increased by $30 million versus 2005, primarily due to higher average interest rates and lower interest income.

Income tax expense from continuing operations increased by $30 million in 2006, from $131 million in 2005 to $161 million in 2006, as the corporation recognized charges to repatriate earnings of foreign subsidiaries, which was partially offset by tax credits from the finalization of certain foreign tax audits.

As a result of the $554 million decline in income from continuing operations before income taxes and the $30 million increase in the related income tax expense, income from continuing operations declined by $584 million.

During 2006, the corporation recognized $123 million of net income from discontinued operations and an after-tax gain of $401 million from the sale of discontinued operations. Included in the $123 million of net income from operations are after tax impairment charges of $338 million. During 2005, the corporation recognized net income of $104 million from discontinued operations, which included after tax impairment charges of $291 million.

Net income decreased by $164 million, or 22.7%, while diluted earnings per share in 2006 decreased by $0.18, or 20.0%. The following table sets out the significant items that impacted the results of the corporation in 2006 and 2005.

4     Sara Lee Corporation and Subsidiaries

Impact of Significant Items on Income

From Continuing Operations and Net Income

	Year Ended July 1, 2006				Year Ended July 2, 2005
In millions except per share data	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]	Pretax Impact	Tax	Net Income	Diluted EPS Impact [1]
Income from continuing operations	$192	$(161)	$31	$0.04	$746	$(131)	$615	$0.77
Net income			$555	$0.72			$719	$0.90
Significant items affecting comparability of income from continuing operations and net income:
(Charges for) income from exit activities, asset and business dispositions and impairment charges:
(Charges for) income from exit activities	$(166)	$55	$(111)	$(0.14)	$(70)	$22	$(48)	$(0.06)
Income from (charges for) asset and business disposition activities	80	(28)	52	0.07	27	(9)	18	0.02
Impairment charges	(193)	73	(120)	(0.16)	–	–	–	–
Subtotal	(279)	100	(179)	(0.23)	(43)	13	(30)	(0.04)
(Charges) income in cost of sales and SG&A expenses:
Transformation charges	(159)	55	(104)	(0.13)	(9)	3	(6)	(0.01)
Hurricane losses	(5)	2	(3)	–	–	–	–	–
Accelerated depreciation and amortization	(39)	14	(25)	(0.03)	(30)	8	(22)	(0.03)
Change in vacation policy	14	(5)	9	0.01	–	–	–	–
Curtailment gain	–	–	–	–	28	(10)	18	0.02
Impact of significant items on income from continuing operations before income taxes	(468)	166	(302)	(0.39)	(54)	14	(40)	(0.05)
Significant tax matters affecting comparability:
Deferred tax valuation allowance charge	–	36	36	0.05	–	–	–	–
Contingent tax obligation adjustment	–	332	332	0.43	–	185	185	0.23
Tax on repatriation of prior years’ earnings	–	(291)	(291)	(0.38)	–	–	–	–
Other tax adjustments, net	–	5	5	0.01	–	24	24	0.03
Impact of significant items on income from continuing operations	(468)	248	(220)	(0.29)	(54)	223	169	0.21
Significant items impacting discontinued operations:
European Branded Apparel impairment	(179)	47	(132)	(0.17)	(305)	43	(262)	(0.33)
U.S. Retail Coffee impairment	(44)	5	(39)	(0.05)	(45)	16	(29)	(0.04)
U.K. Apparel impairment	(34)	–	(34)	(0.04)	–	–	–	–
European Meats impairment	(125)	–	(125)	(0.16)	–	–	–	–
U.S. Meat Snacks impairment	(12)	4	(8)	(0.01)	–	–	–	–
Charges for exit activities and transformation expenses	(13)	5	(8)	(0.01)	(53)	20	(33)	(0.04)
European Meats curtailment gain	11	(3)	8	0.01	–	–	–	–
Contingent tax adjustments	–	(24)	(24)	(0.03)	–	163	163	0.21
Tax benefit (expense) from Direct Selling	–	50	50	0.07	–	(50)	(50)	(0.06)
Gain on the sale of discontinued businesses	466	(65)	401	0.52	–	–	–	–
Impact of significant items on net income	$(398)	$267	$(131)	$(0.17)	$(457)	$415	$(42)	$(0.06)
[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

Sara Lee Corporation and Subsidiaries     5

Cash Flow – The corporation’s cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had a significant impact on the cash flows from operating, investment and financing activities during 2007, 2006 and 2005.

Cash from Operating Activities

The cash generated from operating activities was $492 million in 2007, $1,265 million in 2006 and $1,349 million in 2005. The most significant reason for the decline in cash from operating activities was the disposition of a number of businesses which are reported as discontinued operations.

The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

	2007	2006	2005
Cash from operating activities:
Continuing operations	$404	$410	$527
Discontinued operations	88	855	822
Total	$492	$1,265	$1,349

Changes in current assets and liabilities resulted in the usage of $527 million of cash in 2007, versus a usage of $44 million in 2006. In 2007, the primary changes in working capital which impacted cash flow from operations were a $270 million decline in accrued liabilities; a $212 million decline in accrued taxes; a $106 million increase in inventories; and a $93 million increase in accounts payable.

Cash From Investment Activities

The corporation received $568 million from investment activities in 2007 and $365 million in 2006. In 2005, $232 million of cash was used in investment activities. A significant amount of cash was received in each period from the disposition of businesses and assets as well as the collection of amounts related to prior business dispositions. In total, $1,224 million, $1,101 million and $307 million were received in 2007, 2006 and 2005, respectively. The corporation spent $631 million for the purchase of property, equipment, computer software, and intangibles in 2007, which was $6 million and $93 million higher than the amounts spent in 2006 and 2005, respectively.

Cash from Financing Activities

Net cash used in financing activities was $913 million in 2007, $41 million in 2006 and $1,215 million during 2005. In each period, significant amounts of cash were both received from borrowings of debt and used to repay debt. On a net basis, the corporation received $759 million in 2007 and $1,098 million in 2006 from borrowings of debt, while in 2005, the corporation repaid $516 million of debt. Purchases of common stock, net of cash received from issuances during 2007, 2006 and 2005 were $648 million, $534 million and

$235 million, respectively. The corporation paid dividends of $374 million in 2007, $605 million in 2006 and $464 million in 2005.

Further information and details regarding the performance of the corporation and its business segments follows.

Description of the Business Segments

The corporation’s structure is organized around the following six business segments:

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

The following is a description of each of the business segments. In September 2006, the corporation spun off its apparel operations in the Americas/Asia, which comprised its Branded Apparel segment. Upon completion of the spin off, the results of the Branded Apparel segment were reported as a discontinued operation and the historical financial statements were reclassified to conform to this presentation.

North American Retail Meats – sells a variety of packaged meat products to retail customers in North America. Products include hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon and cooked and dry hams. The primary raw materials for these meat products include pork, turkey, beef and chicken, which are purchased almost entirely from independent farmers and vendors. The corporation does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based on supply and demand in the marketplace. During 2007, 89% of the segment’s sales were generated in the U.S., while the remaining sales were generated in Mexico. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains. Sales are generally transacted through Sara Lee’s own sales force and outside brokers. The major brands under which North American Retail Meats sells its products include Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee, Bryan, State Fair,

6     Sara Lee Corporation and Subsidiaries

Kahn’s and Best’s Kosher in the U.S. and Kir, Zwan, Duby, and DonFer in Mexico. Seasonality in the North American Retail Meats segment is balanced by the diverse offering of products that tends to offset seasonal changes in demand. For example, sales of hot dogs and lunchmeat increase during the summer months, and ham and breakfast sausage sales increase during the winter holiday periods. The meats business is highly competitive, with an emphasis on product quality, innovation and price. New product innovations are a key component to success. The North American Retail Meats segment competes with other international, national, regional and local companies in each of the product groups. The U.S. meats business is regulated by the U.S. Department of Agriculture, whose focus is on the quality, sanitation and safety of meat products. The meats business in Mexico is regulated by Mexican authorities in a similar fashion.

North American Retail Bakery – sells a variety of bakery products to retail customers in North America. Products include a wide variety of fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, frozen pies, cakes, cheesecakes and other desserts. The North American Retail Bakery segment includes the results of the corporation’s Senseo retail coffee business in the U.S. The primary raw materials include wheat flour, sugar, corn syrup, butter, fruit, eggs and cooking oils, which are purchased from independent suppliers. The North American Retail Bakery segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. Substantially all of the segment’s sales are generated in the U.S. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains. Sales are generally made through Sara Lee’s sales force and independent wholesalers. The North American Retail Bakery segment offers delivery directly to retail customer stores and warehouses through its direct store delivery system, which maintains approximately 4,400 delivery routes. The major brands under which North American Retail Bakery sells its products include Sara Lee, Earth Grains, Grant’s Farm, Colonial, Rainbo, Holsum, IronKids, Mother’s, Sunbeam, Healthy Choice and Chef Pierre. Certain brands are used under licensing arrangements. Sales of products sold under these licensing arrangements represent less than 7% of total North American Retail Bakery sales. Seasonality in the North American Retail Bakery segment is balanced by the diverse offering of products that tends to offset the seasonal changes in demand. For example, sales of buns increase in the warm summer months, and sales of specialty cakes and pies increase for the winter holiday season. The bakery business is highly competitive, with an emphasis on product quality, innovation and value. New product innovations drive growth in this segment. The North American Retail Bakery segment competes with other international, national, regional and local companies in each of the product groups. The bakery business is subject to the regulations of the Food and Drug Administration in the U.S. and by similar authorities in foreign countries.

Foodservice – sells a variety of meat, bakery and beverage products to foodservice customers in North America. Products include hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks, cooked and dry hams, bread, buns, bagels, rolls, muffins, specialty bread, refrigerated dough, frozen pies, cakes, cheesecakes, roast, ground and liquid coffee, cappuccinos, lattes, teas and a variety of sauces, dressings and condiments. The primary raw materials for these products include a wide variety of items, including pork, turkey, beef, chicken, wheat flour, sugar, corn syrup, butter, fruit, eggs, cooking oils and green coffee beans that are purchased from independent vendors and farmers. The Foodservice segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. During 2007, virtually all of the segment’s sales were generated in the U.S. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions. The Foodservice segment also offers direct delivery of beverage products to restaurants and warehouses through its direct delivery system. Unit volumes in the Foodservice segment are generally a function of consumer eating patterns outside of the home. Seasonality in the Foodservice segment is balanced by a diverse offering of products to meet the consumer’s seasonal eating patterns. The Foodservice segment competes with other international, national, regional and local companies in each of the product groups and its products are generally regulated by various U.S. government agencies, such as the U.S. Department of Agriculture and the Food and Drug Administration.

International Beverage – sells coffee and tea products in certain markets around the world, including Europe, Australia and Brazil. The significant cost item in the production of coffee products is the price of green coffee beans, which are purchased from farmers and coffee bean vendors in various countries around the world. The price of green coffee fluctuates based upon supply and demand, weather, the political climate in the producing nations, unilateral pricing policies of various nations and speculation in the commodities

Sara Lee Corporation and Subsidiaries     7

markets. Eighty-four percent of the segment’s sales in 2007 were generated in Western and Central Europe, 12% in Brazil and 4% in Australia. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to distributors. The International Beverage segment also offers direct delivery to restaurants and warehouses through its direct delivery system. In Europe, some of the more prominent brands are Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild and Pickwick, while in South America, significant brands include Café do Ponto, Café Caboclo, União and Café Pilão. Seasonal sales increases for beverage products are experienced in the second quarter due to higher consumer consumption in the winter months. The beverage business is highly competitive, with an emphasis on quality and value, and the International Beverage segment competes with other international and regional companies. Consumer preferences as to the blend or flavor and convenience of their purchases continue to change, with differing preferences in various countries and locations around the world.

International Bakery – sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia. Products include a variety of bread, buns, rolls, specialty bread, refrigerated dough, frozen desserts and ice cream. The primary raw materials include wheat flour, sugar, corn syrup, butter, fruit, eggs, milk and cooking oils, which are purchased from independent suppliers. The International Bakery segment does not rely on any one vendor or small group of vendors for these raw materials, and prices fluctuate based upon supply and demand in the marketplace, weather and government price supports. During 2007, 86% of the segment’s sales were generated in Western Europe, while the remaining sales were generated in Australia. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains and in the foodservice channel to distributors and other institutions. Sales are generally made through Sara Lee’s sales force and independent wholesalers. The International Bakery segment offers delivery directly to retail customer stores and warehouses through its direct store delivery system. The major brands under which International Bakery sells its products include Bimbo, CroustiPate, Ortiz, BonGateaux and Sara Lee. Seasonality in the International Bakery segment is balanced by the diverse offering of products that tends to offset the seasonal changes in demand. The bakery business is highly competitive, with an emphasis on product quality, innovation and value. New product innovations drive growth in this segment. The International Bakery segment competes with other international, national, regional and local companies in each of the product groups.

Household and Body Care – sells products in four primary categories: body care, air care, shoe care and insecticides. Body care consists of soaps, shampoos, bath and shower products, deodorants, shaving creams and toothpastes, which are sold primarily in Europe under brands such as Sanex, Duschdas, Radox, Monsavon and Prodent. Air care provides air fresheners under the Ambi Pur brand in Europe and certain Asian countries. Shoe care includes polishes, cleaners and wax under the Kiwi and Meltonian brands in many countries around the world. Insecticides are sold primarily in Europe and Asia under brands such as Vapona, Catch, GoodKnight, Bloom and Ridsect. Sixty-nine percent of the segment’s sales in 2007 were generated in Western and Central Europe, 21% in the Asia Pacific region, 5% in the U.S. and the remaining portion of the segment’s sales were generated primarily in Africa. The Household and Body Care segment experiences higher sales in the second half of the fiscal year, as sales of both body care products and insecticides increase in anticipation of the warmer summer months. The Household and Body Care business is highly competitive, with an emphasis on innovation, quality and value, and Sara Lee competes with other international and regional companies.

Business Transformation Plan

In February 2005, the corporation announced a transformation plan designed to improve performance and better position the corporation for long-term growth. The plan involved significant changes in the corporation's organizational structure and portfolio changes involving the disposition of a significant portion of the corporation's business which are substantially completed. It also includes a number of actions to improve operational efficiency. Following is a summary of the status of these actions and the cumulative cost of the plan.

Organization Structure – The corporation announced plans to locate the management of its North American businesses along with substantially all of its corporate staff in a single site in suburban Chicago. Substantially all of these relocation activities have been completed. In addition, management has announced that it will centralize its research and development activities for North America in a permanent site in suburban Chicago before the end of fiscal 2009.

In Europe, the corporation continues to execute plans to centralize management into a single location per country or region. Each centralized location will be supported by a shared services organization that will provide back office functions. In addition, the corporation has taken steps to eliminate a layer of senior level employees managing its European operations.

Portfolio Changes – The corporation disposed of certain businesses in order to concentrate financial and management

8     Sara Lee Corporation and Subsidiaries

resources on a smaller number of entities that are better positioned for increased growth. A total of eight businesses have been reported as discontinued operations and historical results have been reclassified. The disposition of all of these businesses took place in fiscal 2006 and 2007 and a complete description of the actions taken is presented in the notes accompanying these financial statements.

The discontinued operations which have been disposed of provided a significant portion of the corporation's cash flow from operating activities in fiscal 2006 and 2007. In addition, a significant portion of the cash provided by the discontinued operations was generated domestically, and the elimination of this source of funding required the corporation to repatriate a greater portion of cash generated outside of the U.S., which in turn resulted in higher income tax expense, and cash tax payments.

Improving Operational Efficiency – The third element of the transformation plan involves initiatives to improve the operational efficiency of the corporation. Key elements of this initiative include:

•    Significant investments to improve information technology systems and processes. This is primarily related to the cost of implementing a standardized information technology platform in the North American operations, outsourcing certain processing functions, and re-engineering various business processes. It is anticipated that from 2008 to 2010, the expenditures for these information technology initiatives will be approximately $74 million.

•    The corporation is conducting a review of the management reporting and legal entities which it maintains. The objective of this review is to rationalize the number of entities and thereby reduce administrative and other costs. These actions may result in charges for severance and gains or losses resulting from the realization of amounts recognized in the cumulative translation adjustment account.

•    The corporation continues to review the operational efficiency of its manufacturing, distribution and administrative staff functions. To date, a number of actions have been taken to reduce the corporation's workforce and close leased and owned facilities. In addition, the corporation has recognized increased levels of depreciation expense as a result of decisions to close a number of facilities, a substantial portion of which are involved in the production of meat products in the U.S. Exit activities taken to date are quantified and fully described in the notes accompanying these financial statements. It is anticipated that there will be fewer exit activities as the corporation completes its transformation program. As a result, the level of increased depreciation related to the decision to close facilities should decline.

Costs and Savings – The following table summarizes the pretax costs (income) of the above actions. Amounts related to continuing and discontinued operations are included in this table.

(In millions, except employee data)	Total	Fiscal 2007	Fiscal 2006	Last Six Months Fiscal 2005
Continuing Operations:
Exit costs – primarily severance	$343	$107	$166	$70
Income from business and asset dispositions	(119)	(12)	(80)	(27)
Transformation activities:
Information technology costs	92	50	42	–
Accelerated depreciation and amortization	101	32	39	30
Relocation, recruiting and retention	94	31	61	2
Consulting	43	10	27	6
Curtailment gain – workforce reduction	(28)	–	–	(28)
Other	44	28	15	1
Impairment charges[1]	243	50	193	–
Discontinued operations:
Transformation and exit activities	66	–	13	53
Impairment charges	744	–	394	350
Curtailment gain	(11)	–	(11)	–
Gains on sale of businesses/other	(471)	(5)	(466)	–
Total	$1,141	$291	$393	$457
Employees to be terminated	6,809	2,658	2,381	1,770
[1]

Excludes $122 million of fiscal 2007 impairment charges which are unrelated to actions undertaken as part of the transformation plan. The $122 million includes impairment charges for beverage operations in Brazil and Austria as well as a Household and Body Care operation in Zimbabwe.

The savings resulting from these actions were $160 million and $62 million in 2007 and 2006, respectively. The incremental benefits resulting from the ongoing exit and business transformation activities are a significant factor in the operating performance of the continuing businesses.

Sara Lee Corporation and Subsidiaries     9

Review of Consolidated Results of Operations – 2007 Compared With 2006

In millions	2007	2006	Dollar Change	Percent Change
Net sales	$12,278	$11,460	$818	7.1%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(312)	$312
Acquisitions/dispositions	134	54	80
Total	$134	$(258)	$392
Operating income	$556	$422	$134	31.9%
Increase/(decrease) in operating income from
Receipt of contingent sale proceeds	$120	$114	$6
Changes in foreign currency exchange rates	–	(39)	39
Exit activities, asset and business dispositions	(95)	(86)	(9)
Transformation restructuring charges	(119)	(159)	40
Accelerated depreciation	(32)	(39)	7
Impairment charges	(172)	(193)	21
Hurricane losses	–	(5)	5
Change in vacation policy	–	14	(14)
Acquisitions/dispositions	4	8	(4)
Total	$(294)	$(385)	$91

Net Sales – Consolidated net sales increased $818 million, or 7.1%, in 2007 over 2006, to $12,278 million. Changes in foreign currency, particularly in the European euro and British pound, increased reported net sales by 2.9%, or $312 million. The net impact of acquisitions and dispositions in 2007 versus 2006 increased net sales by $80 million, or 0.6%. The remaining net sales increase was $426 million, or 3.6%. Each business segment reported higher net sales versus the prior year – the majority of the sales increase was driven by higher net sales in the North American Retail Meats, International Beverage and Household and Body Care business segments, resulting primarily from higher volumes and an improved sales mix. See the discussion of operating results by business segment for further details on each of the business segments.

Unit Volumes – Unit volumes in the North American Retail Meats segment increased 1%, as increases in the U.S. in both retail and commodity meats were partially offset by declines in Mexico. In the North American Retail Bakery segment, unit volumes declined 4% as declines in unbranded fresh bread products were only partially offset by increases in frozen bakery products and single serve retail coffee products. Unit volumes for branded fresh bakery products were unchanged. Unit volumes declined 2% in the Foodservice segment as declines in beverage and bakery products offset higher unit sales of meat products. In the International Beverage segment, unit volumes increased 2% with increases in Brazil and the retail and foodservice channels in Europe. In the International Bakery segment, unit volumes increased 2% with higher volumes in fresh and refrigerated dough products in Europe and in Australia. The unit volumes for the four core categories of the Household and Body Care segment increased 6% in 2007, with growth in each category – body care, shoe care, air care and insecticides.

Gross Margin Percent – The gross margin percent for the corporation declined by 0.2% in 2007, from 38.7% in 2006 to 38.5% in 2007. The gross margin percent declined in each business segment with the exception of North American Retail Bakery, which was up 0.2%. The gross margin percent was negatively impacted by higher commodity and energy costs and inflation, which was partially offset by price increases.

Selling, General and Administrative Expenses –

In millions	2007	2006	Dollar Change	Percent Change
SG&A expenses in the business segment results:
Media advertising and promotion	$581	$539	$42	7.9%
Other	3,035	2,925	110	3.8
Total business segments	3,616	3,464	152	4.4
Amortization of identifiable intangibles	67	62	5	8.4
General corporate expenses	340	322	18	5.5
Total	$4,023	$3,848	$175	4.6%

Total selling, general and administrative (SG&A) expenses increased $175 million, or 4.6%, in 2007 over the prior year. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $119 million, or 3.2%. Therefore, the remaining increase in SG&A expenses was $56 million, or 1.4%. Measured as a percent of sales, SG&A expenses decreased from 33.6% in 2006 to 32.8% in 2007. SG&A expenses as a percent of sales declined in each of the business segments with the exception of North American Retail Meats and International Beverage.

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

10     Sara Lee Corporation and Subsidiaries

Total SG&A expenses reported in the business segments increased by $152 million, or 4.4%, between 2006 and 2007, primarily due to higher media advertising and promotion expenditures, higher distribution and selling costs and the impact of changes in foreign currency partially offset by the benefits of cost savings initiatives and lower costs associated with the corporation’s transformation program. Amortization of intangibles increased by $5 million in 2007 versus 2006. General corporate expenses, which are not allocated to the individual business segments, increased by $18 million, or 5.5%, primarily due to unfavorable foreign currency results, partially offset by lower transformation expenses and a decrease in corporate office and administrative expenses.

As more fully described in Note 4 to the Consolidated Financial Statements, “Discontinued Operations,” the corporation has reported its U.K. Apparel business as a discontinued operation. The corporation’s sale of the U.K. Apparel business resulted in the corporation retaining the pension plan for its U.K. employees and its related liabilities and certain other liabilities for workers’ compensation claims. As a result, the corporation reflects the net periodic pension costs associated with these plans in general corporate expenses in all periods presented. Pension expense related to these U.K. pension plans increased by $6 million in 2007 versus 2006.

Transformation Actions and Other Significant Items – The reported results for 2007 and 2006 reflect amounts recognized for actions associated with the corporation’s ongoing business transformation program and other significant amounts. These amounts include the following:

Business Transformation Costs – These include costs to retain and relocate existing employees, recruit new employees, third-party consulting costs associated with transformation efforts and incremental depreciation costs associated with decisions to close facilities at dates sooner than originally anticipated. In addition, the business transformation effort has resulted in the corporation eliminating certain employee benefits that has reduced costs and positively impacted reported results.

Impairment Charges – These costs are included on a separate line of the Consolidated Statements of Income and represent charges for the impairment of fixed assets, intangibles assets, goodwill and investments held by the corporation. During 2007 and 2006, impairment charges were recognized in the North American Retail Meats, North American Retail Bakery, International Beverage, International Bakery and Household and Body Care segments. Additional details regarding these impairment charges are discussed below and in Note 3 to the Consolidated Financial Statements, titled “Impairment Charges.”

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

Storm Costs – Operating results were negatively impacted in 2006 as a result of Gulf Coast hurricane damages.

The following is a summary of the transformation actions and other significant items that have impacted 2007 and 2006.

In millions	2007	2006
Cost of sales
Accelerated depreciation	$31	$30
Hurricane losses	–	2
Transformation costs	10	5
Selling, general and administrative expenses
Impairment charges	172	193
Transformation costs	109	154
Accelerated depreciation	1	9
Hurricane losses	–	3
Change in vacation policy	–	(14)
Charges for (income from)
Exit activities	107	166
Asset and business dispositions	(12)	(80)
Impact on income from continuing operations before income taxes	418	468
Income tax benefit	(116)	(166)
Impact on income from continuing operations	$302	$302

The costs (income) of the above actions on the corporation’s business segments and amortization expense are summarized as follows:

In millions	2007	2006
North American Retail Meats	$113	$48
North American Retail Bakery	48	208
Foodservice	11	20
International Beverage	139	16
International Bakery	18	44
Household and Body Care	17	28
Impact on the business segments	346	364
General corporate expenses	72	104
Impact on income from continuing operations before income taxes	$418	$468

Sara Lee Corporation and Subsidiaries     11

2007 – The amount recognized in “Cost of sales,” as noted in the table above, consists of $31 million of accelerated depreciation on facilities and equipment targeted for disposal in the North American Retail Meats, North American Retail Bakery, Foodservice, International Beverage and Household and Body Care segments and $10 million of other transformation expenses. The amounts recognized in “Selling, general and administrative expenses” include impairment charges of $172 million to recognize the impairment of goodwill and certain owned and licensed trademarks in the International Beverage segment, plant and equipment in the North American Retail Meats segment, trademarks in the North American Retail Bakery segment and an investment in the Household and Body Care segment, a charge of $109 million for actions related to the corporation’s transformation plan, and a $1 million charge for accelerated depreciation. The corporation recognized a $95 million charge related to exit activities, asset and business dispositions during 2007. The $95 million charge consists of a $107 million charge for exit activities and a net $12 million of income related to asset and business dispositions. The $107 million charge for exit activities consists of a $99 million charge for management’s approved actions related to the termination of 2,658 employees, a $13 million charge for the exit of certain noncancelable lease and other contractual obligations, a $1 million charge related to the abandonment of certain capitalized software, partially offset by $6 million of exit activities that were completed for amounts more favorable than originally estimated. The $12 million of income from asset and business dispositions includes a $23 million gain primarily related to the disposition of an office building and a manufacturing and administrative facility. This gain was partially offset by a $11 million charge for costs associated with the disposition of businesses. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $418 million and $302 million, respectively, and reduce diluted EPS by $0.41.

As noted above, the corporation recognized pretax impairment charges of $172 million in 2007, which includes a pretax charge to recognize the impairment of $92 million of goodwill and $26 million of trademarks in the International Beverage segment, $34 million of property in the North American Retail Meats segment, $16 million of trademarks in the North American Retail Bakery segment and the impairment of $4 million related to an investment in Zimbabwe.

As part of the corporation’s annual impairment review, the corporation also concluded that it was reasonably likely that certain other reporting units may become impaired in future periods. The term “reasonably likely” refers to an occurrence that is more than remote but less than probable in the judgment of management. These reporting units include a bakery operation in Europe with $454 million of goodwill, a meat business in Mexico with $23 million of goodwill and a beverage business in Poland with $70 million of goodwill. While the fair value of these operations or brands either approximates or exceeds the carrying value at the present time and management does not believe that impairment is probable, the performance of these businesses and brands requires continued improvement in future periods to sustain their carrying value. If the performance of these reporting units and brands does not continue to improve, a future impairment could result for a portion or all of the goodwill or trademark amounts noted previously. The largest of these operations is the corporation’s bakery operation in Europe with $454 million of goodwill. The fair value of the reporting unit exceeds the carrying value at the end of 2007. Holding the other valuation assumptions constant, a downward shift in future operating profits in excess of 6% across all periods from projected levels would indicate that the carrying value of the business may be in excess of the fair value. The amount of any impairment is dependent on the performance of the business or brand which is dependent upon a number of variables which cannot be predicted with certainty.

As a result of the corporation’s transformation program, the corporation has recognized a liability at the end of 2007 of approximately $165 million that relates primarily to future severance and other lease and contractual commitments. A significant portion of the remaining accrued balance that relates to severance matters will be paid out within the next two years and a significant portion of the remaining accrued balance that relates to lease and other contractual liabilities will be paid out within the next five years.

2006 – The amount recognized in “Cost of sales,” as noted in the previous table, consists of $30 million of accelerated depreciation on facilities and equipment targeted for disposal in the North American Retail Meats, North American Retail Bakery, Foodservice, International Beverage and Household and Body Care segments, $2 million of losses as a result of Gulf Coast hurricanes and $5 million of other transformation expenses. The amounts recognized in “Selling, general and administrative expenses” include an impairment charge of $193 million to recognize the impairment of certain owned and licensed trademarks in the North American Retail Bakery and International Bakery segments, a charge of $154 million for actions related to the corporation’s transformation plan, a $9 million charge for accelerated depreciation, and $3 million of losses from Gulf Coast hurricanes, which was partially offset by $14 million of income resulting from a change in the corporation’s vacation policy for U.S. employees. The corporation recognized an $86 million charge

12     Sara Lee Corporation and Subsidiaries

related to exit activities, asset and business dispositions during 2006. The $86 million charge consists of a $166 million charge for exit activities and a net $80 million of income related to asset and business dispositions. The $166 million charge for exit activities consists of a $159 million charge for management’s approved actions related to the termination of 1,873 employees, a $14 million charge for the exit of certain owned and leased facilities and the abandonment of certain capitalized software, partially offset by $7 million of exit activities that were completed for amounts more favorable than originally estimated. The $80 million of income from asset and business dispositions includes a $119 million gain related to the sale of working capital of a European rice product line, certain European skin care and sunscreen assets, certain assets related to the French and Belgian Nuts and Snacks business, a minority investment in a foreign operation and certain other asset dispositions. This gain was partially offset by a $39 million charge to prepare businesses for disposition. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $468 million and $302 million, respectively, and reduce diluted EPS by $0.39.

These actions are more fully described in Note 19 to the Consolidated Financial Statements, “Exit and Disposal Activities”. As a result of exit activities taken since the beginning of 2005, and transformation actions taken since the beginning of the transformation plan in 2005, the corporation’s cost structure was reduced and efficiency was improved. The following table summarizes the actual savings from these actions.

In millions	Actual Savings Recognized in 2007	Actual Savings Recognized in 2006
Restructuring Actions Approved in:
2005	$56	$35
2006	99	27
2007	5	–
	$160	$62

Receipt of Contingent Sale Proceeds – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the 2007 and 2006 payments passed in the first quarters of each of the respective years and the corporation received the payments. The 2007 payment was equivalent to $120 million and the 2006 payment was equivalent to $114 million, based upon respective exchange rates on the date of receipt. These amounts were recognized in the corporation’s earnings when received and the payments increased diluted earnings per share from continuing operations in 2007 and 2006 by $0.16 and $0.15, respectively, when they were recognized.

Net Interest Expense – This expense decreased by $93 million in 2007 to $137 million. The decrease was a result of lower debt levels and higher interest income partially offset by higher average interest rates.

Income Tax Expense – The effective tax rate on continuing operations in 2007 and 2006 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23 to the Consolidated Financial Statements. The corporation recognized a tax benefit on continuing operations of $7 million in 2007, or an effective tax rate of (1.6%). The corporation’s effective tax rate includes a tax charge of $194 million to repatriate to the U.S. the earnings of certain foreign subsidiaries. Additionally, the effective tax rate was impacted by net tax benefits during the year related to unusual or infrequently occurring items. The most significant of these items are as follows:

•    The corporation sold the shares of a subsidiary in the first quarter of 2007, which resulted in a $169 million tax benefit.

•    Contingent tax obligations were reduced by $67 million after statutes in multiple jurisdictions lapsed and certain audits and reviews were completed.

•    After considering the lower profit expectations of a Brazilian coffee operation, the corporation concluded that it was necessary to adjust the valuation allowances on the deferred tax balances in the Brazilian tax jurisdiction, which resulted in a $27 million charge for the fiscal year.

•    The taxes provided on the fiscal 2006 earnings of the corporation were reduced by $21 million, primarily as a result of a change in the estimated cost of repatriating $1.7 billion of cash from multiple foreign jurisdictions.

•    The corporation’s global mix of earnings, the tax characteristics of the corporation’s income and the benefit from certain foreign jurisdictions having lower tax rates also reduced the corporation’s tax expense during the period.

In 2006, the corporation recognized tax expense of $161 million, or an effective tax rate of 83.5% as the corporation recognized a $529 million tax charge to repatriate to the U.S. approximately $1.7 billion of cash related to current and prior

Sara Lee Corporation and Subsidiaries     13

year earnings of certain foreign subsidiaries previously deemed to be permanently invested. Of the $529 million charge, $291 million relates to earnings of prior years. This charge was partially offset by a $332 million credit related to the favorable outcome of certain foreign tax audits and reviews that were completed during the period and a $36 million benefit due to a change in a valuation allowance.

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

•    The spin off of the Branded Apparel Americas/Asia business that was completed in 2007 may result in an increase in the corporation’s effective tax rate in future years as the operations that were spun off had, historically, a lower effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future earnings of foreign subsidiaries to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid.

•    Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

•    Facts and circumstances may change that cause the corporation to revise the conclusions on the ability to realize certain net operating losses and other deferred tax attributes.

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

Income from Continuing Operations and Diluted Earnings Per Share (EPS) from Continuing Operations – Income from continuing operations in 2007 was $426 million, which was $395 million higher than the prior year. The increase in income from continuing operations was primarily due to the following factors:

•    The gross margin increased by $291 million, due to the favorable impacts of changes in foreign currency, savings from continuous improvement programs and an improved product mix, partially offset by a 0.2% decline in the gross margin percent. The gross margin percent declined in each business segment except North American Retail Bakery, primarily due to the impact of higher commodity and energy prices and competitive market conditions.

•    SG&A expenses in 2007 were $175 million higher than in the comparable period of the prior year primarily due to higher media advertising and promotion expense, higher distribution and selling expense and the impact of changes in foreign currency, partially offset by the benefits of cost savings initiatives and a reduction in the cost of the corporation’s transformation program. SG&A expenses as a percent of sales decreased from 33.6% in 2006 to 32.8% in 2007.

•    The corporation recognized a $172 million and $193 million pretax impairment charge in 2007 and 2006, respectively. In addition, net charges for exit activities, asset and business dispositions in 2007 and 2006 were $95 million and $86 million, respectively. In total, charges for impairments, exit activities, asset and business dispositions in 2007 were $12 million less than in 2006.

•    The corporation recognized $6 million more of contingent sale proceeds from a prior disposition in 2007 than in 2006 due to changes in foreign currency.

•    Net interest expense decreased by $93 million in 2007 due to a decrease in average borrowing levels and higher interest income.

•    Income tax expense decreased by $168 million in 2007 versus 2006.

Diluted EPS from continuing operations increased from $0.04 in 2006 to $0.57 in 2007. The increase in diluted EPS from continuing operations in 2007 was favorably impacted by lower average shares outstanding during 2007 compared to 2006. During 2007, the corporation repurchased 42 million shares of common stock.

14     Sara Lee Corporation and Subsidiaries

Discontinued Operations – This includes the results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, European Meats and Branded Apparel Americas/Asia businesses. The following summarizes the results of the discontinued operations for 2007 and 2006:

In millions	2007	2006	Dollar Change	Percent Change
Net sales	$901	$7,079	$(6,178)	(87.3)%
Income from operations before income taxes	$92	$142	$(50)
Income tax benefit (expense) on income from operations	(30)	(19)	(11)
Gain on sale of discontinued operations	5	466	(461)
Income taxes on gain on sale of discontinued operations	11	(65)	76
Net income (loss) from discontinued operations	$78	$524	$(446)

Results of Discontinued Operations – Net sales of the discontinued operations decreased by $6,178 million in 2007 as compared to 2006. The corporation completed the sales of the Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel and the U.S. Meat Snacks businesses during 2006. Therefore, no sales were reported in 2007 and less than 12 months of sales were included in 2006. Additionally, the European Meats and Branded Apparel Americas/Asia businesses were disposed of in early 2007 and as such there were less than 12 months of sales in 2007. The income before income taxes decreased by $49 million in 2007 as a result of there being less than a full 12 months of results in 2007 and 2006 due to the timing of the dispositions, as noted above. During 2006, the corporation recognized the following pretax impairment charges related to the discontinued operations: a $179 million charge related to European Branded Apparel, a $44 million charge related to U.S. Retail Coffee, a $34 million charge related to the U.K. Apparel business, a $125 million charge related to the European Meats business and a $12 million charge related to the U.S. Meat Snacks business. Further details regarding these charges can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

The effective tax rate of the pretax income recognized in discontinued operations was 33.0% in 2007 and 13.2% in 2006. The tax rate in 2006 was impacted by several factors: first, the impairment charges included $158 million of non-deductible goodwill; second, certain of the impairment charges and operating losses are in tax jurisdictions in which the corporation was unable to recognize a tax benefit; and finally, the closing of the Direct Selling sales transaction resulted in the corporation receiving certain tax benefits in the current period for foreign taxes incurred in 2005.

The corporation’s discontinued operations impacted the cash flows of the corporation as summarized in the table below.

In millions – Increase/(decrease)	2007	2006
Discontinued operations impact on:
Cash flow from operating activities	$88	$855
Cash flow used in investing activities	(35)	(311)
Cash flow from (used in) financing activities	(67)	(567)
Net cash impact of discontinued operations	$(14)	$(23)
Cash balance of discontinued operations:
At start of period	$14	$37
At end of period	–	14
(Decrease) increase in cash of discontinued operations	$(14)	$(23)

Gain on Sale of Discontinued Operations – The corporation completed the disposition of the European Meats and Branded Apparel Americas/Asia businesses in early 2007, and completed certain postclosing adjustments related to the completed transactions and recognized a pretax and after-tax gain of $5 million and $16 million, respectively. The corporation completed the sales of Direct Selling, U.S. Retail Coffee, European Branded Apparel, U.K. Apparel, European Nuts and Snacks and U.S. Meat Snacks businesses during 2006 and recognized a pretax and after-tax gain of $466 million and $401 million, respectively. Further details regarding these transactions are included in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Consolidated Net Income and Diluted Earnings Per Share (EPS) – Net income of $504 million in 2007 was $51 million, or 9.4%, lower than reported in 2006. The decline in net income was primarily due to the $446 million decline in results related to the discontinued operations partially offset by the $395 million increase in income from continuing operations. Diluted EPS decreased from $0.72 in 2006 to $0.68 in 2007, a decline of 5.6%.

Sara Lee Corporation and Subsidiaries     15

Operating Results by Business Segment – 2007 Compared With 2006

Operating results by business segment in 2007 compared with 2006 are as follows:

	Net Sales		Income From Continuing Operations Before Income Taxes
In millions	2007	2006	2007	2006
North American Retail Meats	$2,638	$2,534	$79	$149
North American Retail Bakery	1,998	1,871	(2)	(197)
Foodservice	2,197	2,179	139	116
International Beverage	2,617	2,320	317	388
International Bakery	799	742	38	20
Household and Body Care	2,042	1,827	272	216
Total business segments	12,291	11,473	843	692
Intersegment sales	(13)	(13)	–	–
Total net sales and operating segment income	12,278	11,460	843	692
Amortization of intangibles	–	–	(67)	(62)
General corporate expenses	–	–	(340)	(322)
Contingent sale proceeds	–	–	120	114
Total net sales and operating income	12,278	11,460	556	422
Net interest expense	–	–	(137)	(230)
Net sales and income from continuing operations before income taxes	$12,278	$11,460	$419	$192

A discussion of each business segment’s sales and operating segment income is presented below. The change in unit volume for each business segment that is shown in the following tables excludes the impact of acquisitions and dispositions, if any.

The intangible amortization in the table above relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments.

General corporate expenses increased primarily due to unfavorable foreign currency results partially offset by lower costs associated with the transformation and lower corporate office and administrative expenses as compared to the prior year.

North American Retail Meats

In millions	2007	2006	Dollar Change	Percent Change
Change in unit volume				1%
Net sales	$2,638	$2,534	$104	4.1%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$4	$(4)
Acquisition/dispositions	18	–	18
Total	$18	$4	$14
Operating segment income	$79	$149	$(70)	(46.8)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(35)	(15)	(20)
Transformation charges	(17)	(21)	4
Impairment charge	(34)	–	(34)
Acquisition/dispositions	(2)	–	(2)
Vacation accrual	–	3	(3)
Accelerated depreciation	(27)	(15)	(12)
Total	$(115)	$(48)	$(67)

Unit volumes in 2007 in the North American Retail Meats segment increased 1% as compared to 2006, consisting of increases of 4% in the U.S. retail meats and 1% in U.S. commodity meats partially offset by a 10% decline in Mexico.

Net sales in the North American Retail Meats segment increased by $104 million, or 4.1%, to $2,638 million in 2007 from $2,534 million in the prior year. During 2007, the weakening of the Mexican peso decreased reported net sales by $4 million, or 0.2%. Sales of businesses acquired net of business dispositions since the beginning of fiscal 2006 increased net sales by $18 million, or 0.7%. The remaining net sales increase of $90 million, or 3.6%, was primarily due to increases in U.S. retail unit volumes and a favorable product mix.

The North American Retail Meats gross margin percent decreased from 29.7% in 2006 to 29.1% in 2007, primarily due to higher commodity and labor costs partially offset by improved manufacturing efficiencies.

Operating segment income in the North American Retail Meats segment declined by $70 million from $149 million in 2006 to $79 million in 2007. Changes in foreign currency exchange rates did not have a significant impact on reported operating segment income. The net impact of exit activities, accelerated depreciation, transformation expenses and an impairment charge decreased operating segment income by $113 million in 2007, while during 2006, the corporation recognized a net charge of $48 million from exit activities, transformation charges, accelerated depreciation and a

16     Sara Lee Corporation and Subsidiaries

change in vacation accrual. The net impact of these actions reduced operating segment income by $65 million, or 44.5%. The impact of businesses acquired after the beginning of 2006 decreased operating segment income by $2 million, or 0.9%. The remaining operating segment income decline was $3 million, or 1.3%, compared to the same period of the prior year as the favorable impact of higher volumes, an improved product mix, savings from continuous improvement programs and a reduction in pension, postretirement and other benefit plan costs were offset by higher commodity costs and higher media advertising and promotion, distribution and administrative costs.

North American Retail Bakery

In millions	2007	2006	Dollar Change	Percent Change
Change in unit volume				(4)%
Net sales	$1,998	$1,871	$127	6.8%
Increase/(decrease) in net sales from
Acquisitions	$106	$–	$106
Operating segment loss	$(2)	$(197)	$195	99.1%
Increase/(decrease) in operating segment loss from
Exit activities, asset and business dispositions	$(8)	$(7)	$(1)
Transformation charges	(21)	(18)	(3)
Impairment charge	(16)	(179)	163
Curtailment gain	–	–	–
Acquisitions	7	–	7
Vacation accrual	–	3	(3)
Accelerated depreciation	(3)	(7)	4
Total	$(41)	$(208)	$167

The North American Retail Bakery segment also includes the results of the corporation’s Senseo retail coffee business in the U.S.

Net unit volumes in the North American Retail Bakery segment declined 4% during 2007, primarily as a result of a decline in unbranded U.S. fresh bread business, particularly with certain private label customers, which was partially offset by increases in sales of frozen bakery products.

Net sales in the North American Retail Bakery segment increased $127 million, or 6.8%, over the comparable prior year period. Acquisitions completed after the start of fiscal 2006 increased sales by $106 million, or 5.7%, during the period. The remaining increase in net sales of $21 million, or 1.1%, was primarily attributable to certain selling price increases to offset higher costs, which was partially offset by lower unit volumes.

The gross margin percent in the North American Retail Bakery segment increased 0.2% from 46.2% in 2006 to 46.4% in 2007, as higher pricing, savings from continuous improvement programs and an improved product mix were only partially offset by higher costs for commodities and employee costs.

The North American Retail Bakery segment reported an operating segment loss of $2 million in 2007 as compared to a loss of $197 million in 2006. Both 2007 and 2006 were impacted by some or all of the following: an impairment charge, exit activities, transformation expenses, accelerated depreciation, and a change in an employee vacation policy as shown in the previous table. In 2007, the North American Retail Bakery segment recognized total expenses of $48 million for impairment charges, exit activities, transformation expenses and accelerated depreciation, while in 2006, the segment recognized $208 million of net charges from the combination of an impairment charge, exit activities, transformation expenses, accelerated depreciation and a change in vacation accrual. The net impact of these items in 2007 versus 2006 increased operating segment income by $160 million. Operating segment income in 2007 increased by $7 million related to income from acquisitions after the start of fiscal 2006. The remaining operating segment income increase of $28 million was primarily attributable to improved pricing and product mix, the benefits of continuous improvement programs, lower media advertising and promotion spending, and a reduction in pension and postretirement benefit plan costs partially offset by higher commodity and labor costs.

Foodservice

In millions	2007	2006	Dollar Change	Percent Change
Change in unit volume				(2)%
Net sales	$2,197	$2,179	$18	0.8%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(1)	$1
Operating segment income	$139	$116	$23	20.2%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(7)	(8)	1
Transformation charges	(3)	(8)	5
Hurricane losses	–	(5)	5
Vacation accrual	–	4	(4)
Accelerated depreciation	(1)	(4)	3
Total	$(11)	$(21)	$10

Sara Lee Corporation and Subsidiaries     17

Net unit volumes in the Foodservice segment declined 2% during the period as increases for meat products were offset by declines in beverage and bakery products.

Net sales in the Foodservice segment increased $18 million, or 0.8% over the comparable prior year period. Changes in foreign currency, primarily the Canadian dollar, increased net sales by $1 million. There were no acquisitions or dispositions that impacted net sales during the period. The remaining net sales increase of $17 million, or 0.8%, was primarily due to certain price increases to cover higher commodity costs.

The gross margin percent in the Foodservice segment decreased 0.9%, from 27.2% in 2006 to 26.3% in 2007, primarily from higher commodity and employee costs, partially offset by certain price increases and savings from continuous improvement programs.

Operating segment income in the Foodservice segment increased by $23 million, or 20.2%, from $116 million in 2006 to $139 million in 2007. In 2007, exit activities, transformation expenses and accelerated depreciation totaled $11 million, while in 2006, the segment reported a net charge of $21 million for exit activities, transformation expenses, accelerated depreciation, hurricane losses and a change in vacation accrual. The net impact of these items increased operating segment income by $10 million, or 8.6%. The remaining operating segment income increased by $13 million, or 11.5%, primarily from the savings from continuous improvement initiatives, higher pricing and a reduction in pension and postretirement benefit plan costs partially offset by higher commodity costs.

International Beverage

In millions	2007	2006	Dollar Change	Percent Change
Change in unit volume				2%
Net sales	$2,617	$2,320	$297	12.8%
Increase/(decrease) in net sales from Changes in foreign currency exchange rates	$–	$(162)	$162
Dispositions	–	51	(51)
Total	$–	$(111)	$111
Operating segment income	$317	$388	$(71)	(18.4)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(28)	$28
Exit activities, asset and business dispositions	(12)	3	(15)
Transformation charges	(8)	(16)	8
Impairment charges	(118)	–	(118)
Dispositions	–	8	(8)
Accelerated depreciation	(1)	(3)	2
Total	$(139)	$(36)	$(103)

Net unit volumes in the International Beverage segment increased 2% compared to the prior year period, as unit volumes for retail coffee products increased 2% while foodservice coffee unit volumes increased less than 1%. Roast and ground coffee retail unit volumes increased in both Europe and Brazil.

Net sales in the International Beverage segment increased by $297 million, or 12.8%, to $2,617 million in 2007. Within the segment, the impact of foreign currency changes, particularly in the European euro, increased reported net sales by $162 million, or 7.6%. Dispositions completed after the start of 2006 reduced net sales by $51 million, or 2.5%, during the year. The remaining net sales increase of $186 million, or 7.7%, compared to the comparable period of the prior year was primarily due to an improved product mix, higher unit volumes and unit selling prices that increased as the corporation passed on certain raw material cost increases to the customer.

The gross margin percent in the International Beverage segment decreased 0.5% from 43.5% in 2006 to 43.0% in 2007, primarily as a result of higher raw material and labor costs that were not fully passed along to the customer in the form of higher selling prices.

Operating segment income for the International Beverage segment decreased $71 million, or 18.4%, to $317 million in 2007. Changes in foreign currency exchange rates increased operating segment income by $28 million, or 7.7%. The International Beverage segment recognized $139 million of net charges in 2007 related to impairment charges, transformation charges, exit activities and accelerated depreciation, while in 2006, $16 million in charges was recognized. The net impact of these items decreased operating segment income by $123 million, or 31.3%. The impact of businesses disposed of after the beginning of 2006 decreased operating segment income by $8 million, or 2.2%. The remaining operating segment income increase was $32 million, or 7.4%, primarily from higher unit volumes, an improved product mix and lower pension costs, partially offset by higher selling and administrative costs and higher media advertising and promotion expense.

18     Sara Lee Corporation and Subsidiaries

International Bakery

In millions	2007	2006	Dollar Change	Percent Change
Change in unit volume				2%
Net sales	$799	$742	$57	7.8%
Increase/(decrease) in net sales from Changes in foreign currency exchange rates	$–	$(51)	$51
Operating segment income	$38	$20	$18	91.3%
Increase/(decrease) in operating segment income from Changes in foreign currency exchange rates	$–	$(5)	$5
Exit activities, asset and business dispositions	(14)	(25)	11
Transformation charges	(4)	(5)	1
Impairment charge	–	(14)	14
Total	$(18)	$(49)	$31

Net unit volumes in the International Bakery segment increased 2% in 2007 as compared to 2006, with increases in shipments of dough products and fresh bread in Europe and frozen baked goods in Australia.

Net sales in the International Bakery segment increased $57 million, or 7.8%, over the comparable prior year period. There were no acquisitions or dispositions that impacted the International Bakery segment during the period. The impact of foreign currency changes, particularly in the European euro, increased reported net sales by $51 million, or 7.0%. The remaining net sales increase of $6 million, or 0.8%, was primarily a result of the higher unit volumes and price increases to offset certain cost increases.

The gross margin percent in the International Bakery segment declined 1.8%, from 41.8% in 2006 to 40.0% in 2007, primarily due to an unfavorable product mix and the impact of higher commodity costs.

Operating segment income in the International Bakery segment increased by $18 million, or 91.3%, from $20 million in 2006 to $38 million in 2007. The impact of changes in foreign currency exchange rates increased operating segment income by $5 million, or 5.8%. In 2007, the International Bakery segment recognized $18 million of charges related to exit activities and transformation expenses and recognized $44 million of charges in 2006. The net impact of these charges increased operating segment income by $26 million, or 104.0%. The remaining decline in operating segment income of $13 million, or 18.5%, was primarily due to an unfavorable product mix and higher commodity, energy and employee costs.

Household and Body Care

In millions	2007	2006	Dollar Change	Percent Change
Change in unit volume				6%
Net sales	$2,042	$1,827	$215	11.8%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(102)	$102
Acquisitions/dispositions	10	3	7
Total	$10	$(99)	$109
Operating segment income	$272	$216	$56	25.7%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(11)	$11
Exit activities, asset and business dispositions	–	(1)	1
Transformation charges	(13)	(19)	6
Impairment charge	(4)	–	(4)
Accelerated depreciation	–	(8)	8
Acquisitions/dispositions	(1)	–	(1)
Total	$(18)	$(39)	$21

Unit volumes in the Household and Body Care segment for the four core categories – shoe care, body care, air care and insecticides – increased 6% in 2007, with increases in all four categories.

Net sales in the Household and Body Care segment increased $215 million, or 11.8%, in 2007 to $2,042 million. The impact of changes in foreign currency exchange rates increased reported net sales by $102 million, or 5.9%, primarily due to changes in the European euro and British pound. The impact of acquisitions, net of product lines that had been disposed of after the start of 2006 increased net sales by $7 million or 0.4%. The remaining net sales increase of $106 million, or 5.5%, was primarily due to higher unit volumes and an improved product mix.

The gross margin percent in the Household and Body Care segment decreased 0.1%, from 49.9% in 2006 to 49.8% in 2007, primarily due to lower pricing in a competitive marketplace and higher costs associated with new product introductions.

Operating segment income increased $56 million, or 25.7%, to $272 million in 2007. Changes in foreign currency exchange rates increased operating segment income by $11 million, or 5.2%. In 2007, the Household and Body Care segment recognized $17 million of charges for transformation costs and an impairment. During 2006, the Household and Body Care segment recognized $28 million in charges for exit activities, transformation costs and accelerated depreciation.

Sara Lee Corporation and Subsidiaries     19

The change in transformation charges, exit activities, an impairment charge and accelerated depreciation between 2006 and 2007 increased operating segment income by $11 million, or 7.7%. The 2007 period included $1 million of losses from acquisitions after the start of 2006, which reduced operating segment income by 0.5%. The remaining operating segment income increased by $35 million, or 13.3%, primarily from the increase in unit volumes, the favorable impact of cost saving initiatives and a reduction in pension costs.

Review of Consolidated Results of Operations –

2006 Compared With 2005

In millions	2006	2005	Dollar Change	Percent Change
Net sales	$11,460	$11,346	$114	1.0%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$114	$(114)
Acquisitions/dispositions	38	96	(58)
Total	$38	$210	$(172)
Operating income	$422	$946	$(524)	(55.4)%
Increase/(decrease) in operating income from
Receipt of contingent sale proceeds	$114	$117	$(3)
Changes in foreign currency exchange rates	–	29	(29)
Exit activities, asset and business dispositions	(86)	(43)	(43)
Transformation restructuring charges	(159)	(9)	(150)
Curtailment gain	–	28	(28)
Accelerated depreciation	(39)	(21)	(18)
Accelerated amortization of intangibles	–	(9)	9
Impairment charges	(193)	–	(193)
Hurricane losses	(5)	–	(5)
Change in vacation policy	14	–	14
Acquisitions/dispositions	2	18	(16)
Total	$(352)	$110	$(462)

Net Sales – Consolidated net sales increased $114 million, or 1.0%, in 2006 over 2005, to $11,460 million. Changes in foreign currency, particularly in the European euro and British pound, decreased reported net sales by 1.1%, or $114 million. The net impact of acquisitions and dispositions in 2006 versus 2005 reduced net sales by $58 million, or 0.5%. The remaining net sales increase of $286 million, or 2.6%, primarily resulted from increases in net sales in the North American Retail Meats segment, driven by higher unit volumes and an improved product mix; in the International Beverage segment, driven by an improved product mix and higher selling prices to cover higher costs; in the Foodservice segment, resulting from higher unit selling prices as the segment passed along higher costs; and in the North American Retail Bakery segment, due to higher product pricing.

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

Gross Margin Percent – The gross margin percent for the corporation declined by 1.4% in 2006, from 40.1% in 2005 to 38.7% in 2006, as the North American Retail Meats segment experienced higher gross margins, while the remaining segments experienced lower gross margins. The gross margin percent was negatively impacted by higher commodity and energy costs, lower volumes, and an unfavorable product mix in certain segments. The gross margin percent in the North American Retail Meats segment increased 1.4% during the year as the segment experienced increased unit volumes, a favorable product mix and lower raw material commodity costs.

    Selling, General and Administrative Expenses –

In millions	2006	2005	Dollar Change	Percent Change
SG&A expenses in the business segment results:
Media advertising and promotion	$539	$554	$(15)	(2.9)%
Other	2,925	2,812	113	4.0
Total business segments	3,464	3,366	98	2.9
Amortization of identifiable intangibles	62	67	(5)	(7.8)
General corporate expenses	322	246	76	31.1
Total	$3,848	$3,679	$169	4.6%

20     Sara Lee Corporation and Subsidiaries

Total selling, general and administrative (SG&A) expenses increased $169 million, or 4.6%, in 2006 over the prior year. Changes in foreign currency exchange rates, primarily in the European euro, decreased SG&A expenses by $49 million, or 1.4%. Therefore, the remaining increase in SG&A expenses was $218 million, or 6.0%. Measured as a percent of sales, SG&A expenses increased from 32.4% in 2005 to 33.6% in 2006. SG&A expenses as a percent of sales increased in each of the business segments with the exception of International Beverage.

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

Total SG&A expenses reported in the business segments increased by $98 million, or 2.9%, between 2005 and 2006, primarily due to costs associated with the corporation’s transformation program. Amortization of intangibles decreased by $5 million in 2006 versus 2005. General corporate expenses, which are not allocated to the individual business segments, increased by $76 million, or 31.1%, primarily due to higher transformation expenses, a $16 million increase in corporate office and administrative expenses and $20 million of non-recurring income in the prior year related to the favorable resolution of a withholding tax obligation partially offset by favorable foreign currency results as compared to the prior year.

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

Business Transformation Costs – These include costs to retain and relocate existing employees, recruit new employees, third-party consulting costs associated with transformation efforts and incremental depreciation costs associated with decisions to close facilities at dates sooner than originally anticipated. In addition, the business transformation effort has resulted in the corporation eliminating certain employee benefits that has reduced costs and positively impacted reported results.

Impairment Charges – These costs are included on a separate line of the Consolidated Statements of Income and in 2006 represent charges for the impairment of intangible assets in the North American Retail Bakery and International Bakery segments. The corporation has focused marketing support on a fewer number of larger brands and plans to exit certain other brands. The corporation conducted impairment reviews for the trademarks utilized in these segments and recognized impairment charges during 2006. Additional details regarding these impairment charges are discussed below and in Note 3 to the Consolidated Financial Statements, titled “Impairment Charges.”

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

Storm Costs – Operating results were negatively impacted in 2006 as a result of Gulf Coast hurricane damages.

Sara Lee Corporation and Subsidiaries     21

The following is a summary of the transformation and other significant items that have impacted 2006 and 2005.

In millions	2006	2005
Cost of sales
Accelerated depreciation	$30	$21
Hurricane losses	2	–
Transformation costs	5	–
Curtailment gain from bakery workforce reduction	–	(28)
Selling, general and administrative expenses
Impairment charges	193	–
Accelerated depreciation and amortization of intangibles	9	9
Transformation charges	154	9
Hurricane losses	3	–
Change in vacation policy	(14)	–
Charges for (income from)
Exit activities	166	70
Asset and business dispositions	(80)	(27)
Impact on income from continuing operations before income taxes	468	54
Income tax benefit	(166)	(14)
Impact on income from continuing operations	$302	$40

The costs (income) of the above actions on the corporation’s business segments and amortization expense are summarized as follows:

In millions	2006	2005
North American Retail Meats	$48	$(31)
North American Retail Bakery	208	(6)
Foodservice	20	(2)
International Beverage	16	32
International Bakery	44	5
Household and Body Care	28	9
Impact on the business segments	364	7
General corporate expenses	104	38
Accelerated amortization of intangibles	–	9
Impact on income from continuing operations before income taxes	$468	$54

2006 – The amount recognized in “Cost of sales,” as noted in the table above, consists of $30 million of accelerated depreciation on facilities and equipment targeted for disposal in the North American Retail Meats, North American Retail Bakery, Foodservice, International Beverage and Household and Body Care segments, $2 million of losses as a result of Gulf Coast hurricanes and $5 million of other transformation expenses. The amounts recognized in “Selling, general and administrative expenses” include an impairment charge of $193 million to recognize the impairment of certain owned and licensed trademarks in the North American Retail Bakery and International Bakery segments, a charge of $154 million for actions related to the corporation’s transformation plan, a $9 million charge for accelerated depreciation, and $3 million of losses from Gulf Coast hurricanes, which was partially offset by $14 million of income resulting from a change in the corporation’s vacation policy for U.S. employees. The corporation recognized an $86 million charge related to exit activities, asset and business dispositions during 2006. The $86 million charge consists of a $166 million charge for exit activities and a net $80 million of income related to asset and business dispositions. The $166 million charge for exit activities consists of a $159 million charge for management’s approved actions related to the termination of 1,873 employees, a $14 million charge for the exit of certain owned and leased facilities and other assets, partially offset by $7 million of exit activities that were completed for amounts more favorable than originally estimated. The $80 million of income from asset and business dispositions includes a $119 million gain related to the sale of working capital of a European rice product line, certain European skin care and sunscreen assets, certain assets related to the French and Belgian Nuts and Snacks business, a minority investment in a foreign operation and certain other asset dispositions. This gain was partially offset by a $39 million charge to prepare businesses for disposition. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $468 million and $302 million, respectively, and reduce diluted EPS by $0.39.

2005 – The following is a summary of the actions that impacted the corporation in 2005. The amount recognized on the line titled “Cost of sales,” as noted in the previous table above, consists of a $28 million curtailment gain from the termination of certain North American Retail Bakery employees, which was partially offset by a $21 million charge for accelerated depreciation on certain facilities and equipment to be disposed of in the North American Retail Bakery, Foodservice and Household and Body Care segments. SG&A expenses include an $18 million net charge, which includes a $9 million charge for accelerated amortization for the cost to abandon certain North American Retail Bakery intangible assets and a $9 million charge for transformation costs. The line titled “Net charges for exit activities, asset and business dispositions” includes a $43 million net charge that consists of the following components: $70 million net charge for certain exit activities and a net $27 million gain from certain asset and business disposition actions. The $70 million charge for exit activities includes the following components: a $73 million charge relates to certain severance actions related to the planned termination of 739

22     Sara Lee Corporation and Subsidiaries

employees, a $6 million charge relates to certain lease exit and other contractual costs and $9 million of income relates to certain exit activities that were completed for amounts more favorable than originally estimated. The $27 million net gain from asset and business disposition actions includes the following components: $61 million of income relates to the disposition of trademarks and working capital related to a noncore skin care product line, certain trademarks and other assets of the corporation’s canned meats business and income from prior business dispositions. Partially offsetting these amounts is a $34 million charge related to the costs of evaluating certain asset and business dispositions. The net impact of these actions was to decrease income from continuing operations before income taxes and income from continuing operations by $54 million and $40 million, respectively, which reduced diluted earnings per share from continuing operations during the period by $0.05 per share.

Receipt of Contingent Sale Proceeds – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the 2006 and 2005 payments passed in the first quarters of each of the respective years and the corporation received the payments. The 2006 payment was equivalent to $114 million and the 2005 payment was equivalent to $117 million based upon respective exchange rates on the date of receipt. These amounts were recognized in the corporation’s earnings when received and the payments increased diluted earnings per share from continuing operations in both 2006 and 2005 by $0.15 when they were recognized.

Net Interest Expense – This expense increased by $30 million in 2006, to $230 million. The increase was a result of higher average interest rates on outstanding debt and a $10 million decrease in interest income due in part to the corporation’s repatriation of cash from foreign jurisdictions in early 2006. These funds had previously been invested in short-term investments.

Income Tax Expense – The effective tax rate on continuing operations in 2006 and 2005 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23 to the Consolidated Financial Statements, titled “Income Taxes.” The corporation recognized tax expense on continuing operations of $161 million in 2006, or an effective tax rate of 83.5%, which was impacted by a number of significant items. The most significant of these items are as follows:

•    The corporation recognized a $529 million tax expense as a result of the decision to repatriate approximately $1.7 billion of cash related to current and prior years earnings of certain foreign subsidiaries for which repatriation was considered to be indefinitely postponed. Of the $529 million charge, $291 million relates to earnings of prior years.

•    The corporation completed during the period certain foreign tax audits and reviews and recognized a benefit of $332 million during the period.

In 2005, the corporation recognized tax expense of $131 million or an effective tax rate of 17.6%. This tax expense includes a $228 million charge to repatriate earnings of certain foreign subsidiaries of the corporation, of which $48 million related to the repatriation of income from certain controlled foreign corporations under the American Jobs Creation Act of 2004. The charge for the repatriation of earnings was partially offset by a $185 million tax benefit related to the finalization of certain foreign tax audits and reviews.

Income from Continuing Operations and Diluted Earnings Per Share (EPS) from Continuing Operations – Income from continuing operations in 2006 was $31 million, which was $584 million, or 94.8%, less than the prior year. The decline in income from continuing operations was primarily due to the following factors:

•    The corporation’s gross margin declined by $116 million, primarily as a result of higher commodity costs related to coffee products and higher energy costs. This resulted in a lower gross profit margin percent.

•    SG&A expenses in 2006 increased by $169 million over the comparable period of the prior year primarily due to costs associated with the corporation’s transformation plan and higher distribution costs primarily related to higher energy and employee costs. SG&A expenses as a percent of sales increased from 32.4% in 2005 to 33.6% in 2006.

•    In 2006, the corporation recognized a charge of $86 million for exit activities, asset and business dispositions, while in 2005, the corporation recognized a charge of $43 million.

•    In 2006, the corporation recognized an impairment charge of $193 million related to certain intangible assets in the North American Retail Bakery and International Bakery segments.

Sara Lee Corporation and Subsidiaries     23

•    The corporation recognized $3 million less of contingent sale proceeds from a prior disposition in 2006 than in 2005.

•    Due to an increase in average borrowing rates and lower interest income, net interest expense increased by $30 million in 2006.

•    Income tax expense increased by $30 million in 2006 versus 2005.

Diluted EPS from continuing operations decreased from $0.77 in 2005 to $0.04 in 2006, a decrease of 94.8%. Diluted EPS in 2006 was favorably impacted by lower average shares outstanding in 2006 than in 2005. During 2006, the corporation repurchased 30.1 million shares of common stock.

Discontinued Operations – This includes the results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, European Meats and Branded Apparel Americas/Asia businesses. The following summarizes the results of the discontinued operations for 2006 and 2005:

In millions	2006	2005	Dollar Change	Percent Change
Net sales	$7,079	$8,380	$(1,301)	(15.5)%
Income from operations before income taxes	$142	$243	$(101)
Income tax expense on income from operations	(19)	(139)	120
Gain on sale of discontinued operations	466	–	466
Income taxes on gain on sale of discontinued operations	(65)	–	(65)
Net income (loss) from discontinued operations	$524	$104	$420

Results of Discontinued Operations – Net sales of the discontinued operations decreased by $1,301 million, or 15.5%, in 2006 as compared to 2005. The corporation completed the sales of the Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel and the U.S. Meat Snacks businesses during 2006. Therefore, 12 months of comparable sales were not included in 2006. Additionally, the remaining two businesses reported in discontinued operations, Branded Apparel Americas/Asia and European Meats, reported lower sales in 2006 as compared to 2005. The income before income taxes decreased by $101 million in 2006, as the corporation recognized $394 million of impairment charges in 2006, which was $44 million higher than the impairment charges in the prior year; certain businesses have been sold and a full 12 months of results are therefore not included in the current year period; and the European Meats business reported lower profitability during the period. These declines were partially offset by the Branded Apparel Americas/Asia business, which reported higher income in 2006. During 2006, the corporation recognized the following pretax impairment charges: a $179 million charge related to European Branded Apparel, a $44 million charge related to U.S. Retail Coffee, a $34 million charge related to the U.K. Apparel business, a $125 million charge related to the European Meats business and a $12 million charge related to the U.S. Meat Snacks business. Further details regarding these charges can be found in Note 3 to the Consolidated Financial Statements, titled “Impairment Charges.”

The effective tax rate of the pretax income recognized in discontinued operations in 2006 of 13.2% was due to several factors: first, the impairment charges included $158 million of non-deductible goodwill; second, certain of the impairment charges and operating losses are in tax jurisdictions in which the corporation cannot recognize a tax benefit; and finally, the closing of the Direct Selling sale transaction resulted in the corporation receiving certain tax benefits in the current period for foreign taxes incurred in 2005.

The corporation’s discontinued operations impacted the cash flows of the corporation as summarized in the table below.

In millions – Increase/(decrease)	2006	2005
Discontinued operations impact on:
Cash flow from operating activities	$855	$822
Cash flow used in investing activities	(311)	(102)
Cash flow from (used in) financing activities	(567)	(718)
Effect of foreign exchange rates on cash	–	(6)
Net cash impact of discontinued operations	$(23)	$(4)
Cash balance of discontinued operations:
At start of period	$37	$41
At end of period	14	37
(Decrease) increase in cash of discontinued operations	$(23)	$(4)

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

Consolidated Net Income and Diluted Earnings Per Share – Net income of $555 million in 2006 was $164 million, or 22.7%, lower than reported in 2005. The decline in net income was primarily due to the $584 million decline in

24     Sara Lee Corporation and Subsidiaries

income from continuing operations partially offset by the net income from discontinued operations and the gain from the sale of discontinued operations. Diluted EPS decreased from $0.90 in 2005 to $0.72 in 2006, a decline of 20.0%.

Operating Results by Business Segment – 2006 Compared With 2005

Operating results by business segment in 2006 compared with 2005 are as follows:

	Net Sales		Income From Continuing Operations Before Income Taxes
In millions	2006	2005	2006	2005
North American Retail Meats	$2,534	$2,440	$149	$179
North American Retail Bakery	1,871	1,812	(197)	(4)
Foodservice	2,179	2,142	116	171
International Beverage	2,320	2,288	388	416
International Bakery	742	768	20	70
Household and Body Care	1,827	1,927	216	310
Total business segments	11,473	11,377	692	1,142
Intersegment sales	(13)	(31)	–	–
Total net sales and operating segment income	11,460	11,346	692	1,142
Amortization of intangibles	–	–	(62)	(67)
General corporate expenses	–	–	(322)	(246)
Contingent sale proceeds	–	–	114	117
Total net sales and operating income	11,460	11,346	422	946
Net interest expense	–	–	(230)	(200)
Net sales and income from continuing operations before income taxes	$11,460	$11,346	$192	$746

A discussion of each business segment’s sales and operating segment income is presented below. The change in unit volume for each business segment that is shown in the following tables excludes the impact of acquisitions and dispositions, if any.

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

Sara Lee Corporation and Subsidiaries     25

million in 2006, while during 2005, the corporation recognized income from exit activities, net of transformation charges, of $31 million. The net impact of these actions reduced operating segment income by $79 million, or 49.2%. The impact of businesses acquired and disposed of after the beginning of 2005 decreased operating segment income by $4 million, or 4.0%. The remaining operating segment income increase of $53 million, or 35.9%, as compared to the same period of the prior year is primarily the result of a $63 million increase in gross margin, plus the impact of a $4 million decrease in media advertising costs, partially offset by higher energy, selling and administrative costs.

North American Retail Bakery

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				(1)%
Net sales	$1,871	$1,812	$59	3.2%
Increase/(decrease) in net sales from
Acquisitions	$33	$–	$33
Operating segment loss	$(197)	$(4)	$(193)	NM %
Increase/(decrease) in operating segment loss from
Exit activities, asset and business dispositions	$(7)	$–	$(7)
Transformation charges	(18)	(2)	(16)
Impairment charges	(179)	–	(179)
Curtailment gain	–	13	(13)
Acquisition	2	–	2
Vacation accrual	3	–	3
Accelerated depreciation	(7)	(5)	(2)
Total	$(206)	$6	$(212)

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

26     Sara Lee Corporation and Subsidiaries

Foodservice

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$2,179	$2,142	$37	1.7%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(2)	$2
Dispositions	–	2	(2)
Total	$–	$–	$–
Operating segment income	$116	$171	$(55)	(31.9)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$–	$–
Exit activities, asset and business dispositions	(8)	(7)	(1)
Transformation charges	(8)	–	(8)
Curtailment gain	–	15	(15)
Disposition	–	1	(1)
Hurricane losses	(5)	–	(5)
Vacation accrual	4	–	4
Accelerated depreciation	(4)	(6)	2
Total	$(21)	$3	$(24)

Net unit volumes in the Foodservice segment were flat during the period as increases for meats and bakery products were offset by declines in beverage products.

Net sales in the Foodservice segment increased $37 million, or 1.7% over the comparable prior year period. Changes in foreign currency, primarily the Canadian dollar, increased net sales by $2 million. The 2005 period includes sales of $2 million from businesses that have been disposed of after the start of 2005, which decreased net sales by 0.1%. The remaining net sales increase of $37 million, or 1.8%, was primarily due to certain price increases to cover higher commodity costs.

The gross margin percent in the Foodservice segment decreased 1.5%, from 28.7% in 2005 to 27.2% in 2006, primarily from higher commodity, energy and employee costs, an unfavorable sales mix and a curtailment gain that was reflected in the prior year.

Operating segment income in the Foodservice segment decreased by $55 million, or 31.9%, from $171 million in 2005 to $116 million in 2006. Both 2006 and 2005 were impacted by some or all of the following: transformation and exit activity charges, accelerated depreciation, a curtailment gain, hurricane losses and a change in the vacation policy. In 2006, exit activities, transformation expenses, accelerated depreciation and hurricane losses net of the impact of the change in vacation policy totaled $21 million, while in 2005, the segment experienced a net gain of $2 million from a curtailment gain, partially offset by charges for exit activities and accelerated depreciation. The net impact of these items decreased operating segment income by $23 million, or 12.4%. The impact of businesses disposed of after the beginning of 2005 decreased operating segment income by $1 million, or 0.4%. The remaining operating segment income declined by $31 million, or 19.2%, primarily from the impact of lower gross margins and higher fuel costs.

International Beverage

In millions	2006	2005	Dollar Change	Percent Change
Change in unit volume				–%
Net sales	$2,320	$2,288	$32	1.3%
Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$39	$(39)
Dispositions	–	20	(20)
Total	$–	$59	$(59)
Operating segment income	$388	$416	$(28)	(6.6)%
Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$17	$(17)
Exit activities, asset and business dispositions	3	(29)	32
Transformation charges	(16)	(3)	(13)
Disposition	–	3	(3)
Accelerated depreciation	(3)	–	(3)
Total	$(16)	$(12)	$(4)

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

Net sales in the International Beverage segment increased by $32 million, or 1.3%, to $2,320 million in 2006. Within the segment, the impact of foreign currency changes, particularly in the European euro, decreased reported net sales by $39 million, or 1.8%. Dispositions completed after the start of 2005 reduced net sales by $20 million, or 0.9%, during the year. The remaining net sales increase of $91 million, or 4.0%, compared to the comparable period of the prior year was primarily due to unit selling prices that increased as the corporation passed on certain raw material cost increases to

Sara Lee Corporation and Subsidiaries     27

the customer and a favorable product mix.

The gross margin percent in the International Beverage segment decreased 3.4% from 46.9% in 2005 to 43.5% in 2006 primarily as a result of higher raw material costs that were not fully passed along to the customer in the form of higher selling prices.

Operating segment income for the International Beverage segment decreased $28 million, or 6.6%, to $388 million in 2006. Changes in foreign currency exchange rates decreased operating segment income by $17 million, or 3.7%. The International Beverage segment recognized $16 million of net charges in 2006 related to transformation, exit activities and accelerated depreciation, while in 2005, $32 million in charges were recognized. The net impact of these items increased operating segment income by $16 million, or 3.2%. The impact of businesses disposed of after the beginning of 2005 decreased operating segment income by $3 million, or 0.6%. The remaining operating segment income decrease was $24 million, or 5.5%, primarily from lower gross margins, partially offset by lower media advertising and promotion, and benefits from the corporation’s transformation actions.

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

28     Sara Lee Corporation and Subsidiaries

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

Operating segment income decreased $94 million, or 30.3%, to $216 million in 2006. Changes in foreign currency exchange rates reduced operating segment income by $9 million, or 2.4%. In 2006, the Household and Body Care segment recognized $28 million of charges for exit activities, transformation costs and accelerated depreciation. During 2005, the Household and Body Care segment recognized $9 million in charges for accelerated depreciation, exit activities and transformation costs. The change in transformation charges, exit activities and accelerated depreciation between 2005 and 2006 reduced operating segment income by $19 million, or 7.0%. The 2005 period included $10 million of income from certain product lines that were disposed of after the start of 2005, which reduced operating segment income by 2.5%. The remaining operating segment income declined by $56 million, or 18.4%, primarily from the decline in unit volumes for air care and gross margins.

Financial Condition

The corporation’s cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had a significant impact on the cash flows from operating, investing and financing activities during 2007, 2006 and 2005.

Cash from Operating Activities – The cash generated from operating activities was $492 million in 2007, $1,265 million in 2006 and $1,349 million in 2005. The most significant reason for the decline in cash from operating activities was the disposition of a number of businesses which are reported as discontinued operations as the discontinued operations generated a substantial portion of the cash from operating activities in 2006 and 2005.

The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

	2007	2006	2005
Cash from operating activities:
Continuing operations	$404	$410	$527
Discontinued operations	88	855	822
Total	$492	$1,265	$1,349

The Branded Apparel Americas/Asia and the European Meats businesses, which were disposed of in the first quarter of 2007, generated all of the cash from operating activities related to discontinued operations in 2007 and a significant portion of the 2006 and 2005 amounts as well.

Changes in current assets and liabilities resulted in the usage of $527 million of cash in 2007, versus a usage of $44 million in 2006 and $531 million in 2005. In 2007, the primary changes in working capital which impacted cash flow from operations were:

•    Accrued liabilities, other than income taxes, declined by $270 million as cash contributions to pension and postretirement plans exceeded the net periodic benefit costs of the plans by $70; prior to their disposal, $29 million of cash was used to reduce accrued liabilities of discontinued operations; and the remainder of the reduction in accrued liabilities resulted from cash expenditures exceeding expenses for various operating expenses.

•    Accrued taxes declined by $212 million primarily as a result of $378 million of cash tax payments.

•    $106 million of cash was used to pay for increases in inventories in the corporation’s segments.

•    Partially offsetting the above items is an increase in accounts payable which generated cash of $93 million.

In 2006, the corporation reduced inventories which generated $108 million of cash, which was offset by $132 million of additional cash that was used to fund various accrued liabilities and other current assets. In 2005, the corporation used $531 million of cash to fund working capital including $199 million to fund higher accounts receivable, $331 million to fund higher payments for accrued liabilities and accrued taxes.

Cash from Investment Activities – The corporation received $568 million from investment activities in 2007 and $365 million in 2006, while in 2005, $232 million of cash was used in investment activities.

Sara Lee Corporation and Subsidiaries     29

Net cash (used in) generated from investment activities is split between continuing and discontinued as follows:

	2007	2006	2005
Cash from (used in) investment activities:
Continuing operations	$603	$676	$(130)
Discontinued operations	(35)	(311)	(102)
Total	$568	$365	$(232)

A significant amount of cash was received in each period from the disposition of businesses and assets as well as the collection of amounts related to prior business dispositions. In total, $1,224 million, $1,101 million and $307 million were received in 2007, 2006 and 2005, respectively.

During 2007, the corporation completed the disposition of Hanesbrands and the European Meats businesses. The net assets of businesses disposed of included certain intercompany loans payable which were paid shortly after the businesses were disposed of. The corporation received $688 million of cash in total from the settlement of these notes receivable – $450 million of cash received was related to the Hanesbrands disposition and $238 million was related to the European Meats disposition. The corporation also received $346 million in proceeds primarily related to the disposition of the European Meats business and received $120 million in contingent proceeds from the sale of the corporation’s tobacco product line. The $6 million increase in contingent proceeds versus the prior year was due to changes in foreign currency.

In 2006, cash proceeds from dispositions of businesses and assets were $1,101 million. The $1,101 million received in 2006 includes proceeds from the sale of the Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel and U.S. Meat Snacks businesses that are reported in discontinued operations, the sale of certain working capital, trademarks and assets related to certain suncare and rice product lines, proceeds from the sale of an investment in a foreign company and contingent sale proceeds from the sale of the corporation’s tobacco product line. In 2005, the corporation received $307 million in proceeds from the sale of trademarks, working capital and fixed assets, the largest portion of which was related to a canned and shelf-stable meat and poultry business, and the receipt of the contingent tobacco sale proceeds.

The corporation spent $631 million, $625 million and $538 million for the purchase of property, equipment, computer software and intangibles in 2007, 2006, and 2005, respectively. The increase in 2007 and 2006 is due in part to an increase in expenditures for certain information technology assets and for certain costs for the corporation’s new headquarters facility in Downers Grove, Illinois and other facilities that are being used to centralize management. The corporation expects capital expenditures for property and equipment to decline to approximately $550 million in 2008 due to lower projected expenditures related to leasehold improvements and the purchase of certain information technology assets.

In 2006, the corporation used $78 million of cash for the purchase of certain businesses, the largest of which was Butter-Krust Baking, a Mid-Atlantic fresh bread and baking company for $53 million.

In 2007, the corporation used $647 million of cash to invest in short-term investments and received $647 million of cash from maturing short-term investments.

Cash From Financing Activities – Net cash used in financing activities was $913 million in 2007, $41 million in 2006 and $1,215 million in 2005.

Net cash (used) generated from financing activities is split between continuing and discontinued operations in the following table:

	2007	2006	2005
Cash (used in) received from financing activities:
Continuing operations	$(846)	$526	$(497)
Discontinued operations	(67)	(567)	(718)
Total	$(913)	$(41)	$(1,215)

Significant items impacting the cash used in financing activities are discussed below.

Prior to being spun off by the corporation, Hanesbrands borrowed $2,600 million from a group of banks. Net of loan origination fees, Hanesbrands received $2,558 million of cash proceeds, and this amount is included in the corporation’s borrowings of long-term debt. Using a portion of the proceeds received from the borrowing, Hanesbrands paid a dividend of $1,950 million to the corporation. Immediately following this dividend, the corporation distributed to stockholders of record one share of Hanesbrands common stock for every eight shares of Sara Lee common stock held. A total of $650 million of cash remained on the Hanesbrands balance sheet at the spin off date.

Including the borrowing made by Hanesbrands prior to the spin off noted above, the corporation had total long-term borrowings of $2,895 million during 2007 and used these proceeds to repay short-term borrowings and maturing long-term debt, repurchase common stock and pay dividends.

Short-Term Borrowings – During 2007, the corporation had net repayments of short-term borrowings of $1,720 million versus net borrowings of $1,528 million in 2006 and $178 million in 2005. In 2007, the corporation utilized a combination of cash on hand and the proceeds from the

30     Sara Lee Corporation and Subsidiaries

borrowing of long-term debt noted above to fund the repayments in 2007.

At the end of 2006, the corporation did not utilize cash on the balance sheet to repay outstanding notes payable borrowings as it had done at the end of 2005. At the end of 2005, the corporation scheduled certain notes payable obligations, primarily in the form of short-term commercial paper, to mature prior to the end of the year. Cash on hand in various operating units in different geographic locations was utilized to repay these commitments when they matured. At the beginning of the subsequent quarter, issuances of commercial paper were made and cash was returned to the corporation’s operating locations. Shortly before the end of 2005, using cash on hand, the corporation repaid $2,080 million of outstanding notes payable. That is, notes payable and cash would have been higher at the end of 2005 by $2,080 million had the cash repayments not been made. As a result of the decision not to utilize cash on hand to repay outstanding notes payable, the corporation had $2,231 million of cash on the balance sheet at the end of 2006 and higher borrowings of short-term debt are reflected in the corporation’s cash flow statement as a financing activity.

Long-Term Borrowings – During 2007, the corporation had net borrowings of long-term debt of $2,479 million versus net repayments of long-term borrowings of $430 million in 2006 and $694 million in 2005. As noted above, prior to the spin off, Hanesbrands borrowed $2,558 million, which is included in the $2,479 million of net borrowings in 2007. In 2006 and 2005, the corporation utilized a combination of cash on hand and short-term borrowings to repay maturing long-term debt.

Issuances of Common Stock – Cash generated from the issuance of common stock declined from $161 million in 2005 to $27 million in 2006 and $38 million in 2007 as the corporation eliminated the 15% discount that was offered to employees to purchase shares through the corporation’s employee stock purchase program and a lower current stock price reduced the number of employee stock option exercises.

Purchases of Common Stock – The corporation expended $686 million to repurchase shares of its common stock in 2007, versus $561 million and $396 million in 2006 and 2005, respectively. An ongoing share repurchase program is in place that allows the repurchase of the corporation’s common stock at times management deems appropriate, given current market valuations. During 2007, the corporation repurchased 41.7 million shares of its common stock. At June 30, 2007, the corporation had approximately 44.5 million shares remaining on its existing share authorization. The corporation intends to repurchase additional shares in 2008 with a total value of $315 million. These repurchases will be influenced by market conditions and other factors.

Cash Dividends – Dividends paid during 2007 were $374 million, as compared to the $605 million paid in 2006 and $464 million paid in 2005. Due to the timing of the corporation’s year end and the dividend payment date, three dividend payments were included in 2005 and four payments in 2006 and 2007. The decline in the dividends paid in 2007 versus the prior year was primarily due to the reduction in the annual dividend rate, after the spin off of Hanesbrands, from $0.79 per share in 2006 to $0.40 per share in 2007.

Liquidity

Notes Payable – Notes payable decreased from $1,776 million in 2006 to $33 million in 2007 as the corporation used cash proceeds from the disposition of businesses and cash on hand to repay notes payable. The corporation had cash and cash equivalents on the balance sheet at the end of 2007 and 2006 of $2,520 million and $2,231 million, respectively.

Debt and Minority Interest – The corporation’s total long-term debt increased $62 million in 2007, to $4,234 million at June 30, 2007, from $4,172 million at July 1, 2006, primarily due to the impact of changes in foreign exchange rates on foreign denominated debt.

The corporation’s total long-term debt of $4,234 million is due to be repaid as follows: $1,431 million in 2008, $513 million in 2009, $49 million in 2010, $20 million in 2011, $1,120 million in 2012 and $1,101 million thereafter. Of the amounts that are due to be repaid in 2008, approximately $881 matures in the first quarter, $6 million matures in the second quarter, $82 million matures in the third quarter, $442 million matures in the fourth quarter and the remainder matures throughout the year. Debt obligations due to mature in the next year are expected to be satisfied with cash on hand, operating cash flows or with additional borrowings.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 60.7% fixed-rate debt as of June 30, 2007, as compared with 42.5% as of July 1, 2006. The increase in fixed-rate debt at the end of 2007 versus the end of 2006 is due to the repayment of a substantial portion of the corporation’s notes payable. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Pension Plans – As shown in Note 20 to the Consolidated Financial Statements, titled “Defined Benefit Pension Plans,” the funded status of the corporation’s defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The underfunded status of

Sara Lee Corporation and Subsidiaries     31

the plans is $580 million at the end of fiscal 2007 as compared to $810 million at the end of fiscal 2006.

The corporation adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158),” which requires the recognition of the funded status of defined pension and postretirement plans in the statement of financial position. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost should be recognized in the Accumulated Other Comprehensive Loss section of the Consolidated Statements of Common Stockholders’ Equity, net of tax. Accumulated Other Comprehensive Loss will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods. The method of calculating net periodic benefit cost under FAS 158 is the same as under existing practices. The impact of adopting FAS 158 is outlined in Note 2 to the Consolidated Financial Statements.

The corporation expects to contribute $205 million of cash to its pension plans in 2008 as compared to $191 million in 2007, $331 million in 2006 and $348 million in 2005. The 2008 contributions are for pension plans of continuing operations and pension plans where the corporation has agreed to retain the pension liability after certain business dispositions were completed. The historical plan contributions for 2006 and 2005 include contributions of $7 million and $99 million, respectively, for plans which have been disposed of as part of a subsequent business disposition. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. As a result, the actual funding in 2008 may be materially different from the estimate.

During 2006, the corporation entered into an agreement to fully fund certain U.K. pension obligations by 2015. The anticipated 2008 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Under the terms of this agreement, the corporation will increase annual pension funding of the U.K. plans to 32 million British pounds through 2015. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than the following ratings, the annual pension funding of these U.K. plans will increase by 20%: Standard & Poor’s minimum credit rating of “BBB-,” Moody’s Investors Service minimum credit rating of “Baa3” and FitchRatings minimum credit rating of “BBB-.” The corporation’s credit ratings are above these levels and are discussed below in this Liquidity section.

The corporation sold a branded apparel business in the U.K. and retained certain of the pension obligations of this business. This specific plan was not included in the funding agreement noted above. An agreement was reached with the trustees of this retained plan that annuities would be purchased to settle the related obligations. Upon the settlement of this obligation, the corporation will need to recognize in earnings any unrecognized actuarial gains or losses related to this plan. It is projected that the plan to be settled will have an unrecognized actuarial loss of approximately $20 million at the end of 2008, assuming no changes in foreign exchange rates. At the present time, the corporation expects that annuities will be purchased and the pension obligation will be settled in either late 2008 or 2009. The impact of the settlement on the corporation’s earnings will depend upon the amount of the unrecognized actuarial loss at the settlement date. As of the end of 2007, plan assets exceeded the plan obligations. At the present time, the corporation does not anticipate that additional cash contributions to the plan will be needed to settle the obligation.

Repatriation of Foreign Earnings and Income Taxes – As a result of the decision to spin off Hanesbrands and the disposition of a number of significant European operations, the level of cash necessary to finance the domestic operations and the portion of earnings deemed to be indefinitely reinvested outside the U.S. was modified at the end of 2006. The following points are relevant to this decision:

•    The Hanesbrands business that was spun off historically generated a significant amount of cash from operations within the U.S. and this cash was used to service the corporation’s debt, as well as pay dividends and support domestic capital requirements. As a result of the spin off, the corporation anticipates that it will repatriate a larger portion of the earnings of its foreign subsidiaries than has historically been the case.

32     Sara Lee Corporation and Subsidiaries

•    The corporation also concluded that a lower level of cash needed to be retained outside the U.S. than historically had been the case. The cash requirements outside the U.S. were based upon projected working capital and capital expenditure requirements as well as amounts needed to fund pension obligations.

The tax costs associated with the anticipated return of the earnings of foreign subsidiaries are recognized as the amounts are earned. However, the corporation pays the tax liability upon completing the repatriation action.

The corporation’s annual effective tax rate for 2007 includes a charge of $194 million for the repatriation of current year foreign earnings to the U.S. At the end of 2007, the corporation had recognized a deferred tax liability of approximately $420 million for the repatriation of prior year and current year earnings. These remaining deferred tax amounts will be settled subject to finalization of future repatriation actions in 2008 as is discussed below. When further repatriation actions are completed, the amount of cash taxes that are paid could also increase. The funding of these tax payments will be made with cash generated from operations, dispositions and short-term borrowings.

Proceeds From the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds – As more fully described in Note 4, “Discontinued Operations” to the Consolidated Financial Statements, the spin off of the Hanesbrands business was completed as a tax-free transaction for both the corporation and its shareholders. As part of the spin off, the corporation received a dividend from Hanesbrands of $1.95 billion. To maintain the tax-free nature of the transaction, the $1.95 billion the corporation received as a dividend from Hanesbrands is restricted and can only be used by the corporation for the repayment of outstanding debt, repurchase of the corporation’s common stock, and the payment of dividends to shareholders. At the end of 2007, the corporation had $124 million of cash remaining that is available for these restricted uses.

Cash and Equivalents, Short-Term Investments and Cash Flow – The corporation’s cash balance of $2,520 million at the end of 2007 was invested in interest-bearing bank deposits that are redeemable on demand by the corporation. A significant portion of cash and equivalents are held by the corporation’s subsidiaries outside of the U.S. A portion of these balances will be used to fund future working capital and other funding requirements as follows.

Subsequent to year end, during the first quarter of 2008, the corporation repatriated to the U.S. $1.4 billion of accumulated earnings of foreign subsidiaries. This dividend in isolation requires the payment of approximately $420 million of cash taxes over the remainder of 2008. However, other income or losses generated by the business will impact the total amount of cash taxes that are paid in any period. When future repatriation actions are finalized, the deferred taxes related to these repatriation actions will become due and will be paid over the course of the fiscal year after the dividend has been paid.

The corporation has also recognized amounts for transformation and other restructuring charges and at the end of 2007 recognized a liability of approximately $165 million that relates primarily to future severance and other lease and contractual payments. These amounts will be paid when the obligation becomes due, and the corporation expects a significant portion of these amounts will be paid in 2008. The anticipated 2008 payments of cash taxes and severance associated with previously recognized exit activities will have a significant negative impact on cash from operating activities.

Dividend – Annual dividend amounts paid per share by the corporation were $0.40 in 2007, $0.79 in 2006 and $0.78 in 2005. Future dividends are determined by the corporation’s Board of Directors and are not guaranteed.

Credit Facilities and Ratings – The corporation has a $1.85 billion five-year revolving credit facility available which management considers sufficient to satisfy its operating requirements. This facility expires in December 2011 and the pricing under this facility is based upon the corporation’s current credit rating. At June 30, 2007, the corporation had not borrowed under the facility and the facility does not mature or terminate upon a credit rating downgrade. The facility contains a number of typical covenants, which the corporation is in compliance with, including a requirement to maintain an interest coverage ratio of at least 2.0 to 1.0. The interest coverage ratio is generally defined as a ratio of pretax income, excluding net interest expense, to net interest expense. For the 12 months ended June 30, 2007, the corporation’s interest coverage ratio was 6.0 to 1.0. The corporation previously maintained a three-year $1.35 billion credit facility that was terminated by the corporation, prior to its maturity, as the facility was deemed no longer necessary after the spin off of the Hanesbrands business was completed.

The corporation’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of June 30, 2007, were as follows. Moody's Investors Service and FitchRatings have the corporation's long-term credit rating classified as having a negative outlook.

	Senior Unsecured Obligations	Short-term Borrowings
Standard & Poor’s	BBB+	A-2
Moody’s Investors Service	Baa1	P-2
FitchRatings	BBB+	F-2

Sara Lee Corporation and Subsidiaries     33

Changes in the corporation’s credit ratings result in changes in the corporation’s borrowing costs. The corporation’s current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a historically high degree of liquidity. A downgrade of the corporation’s short-term credit rating to “A-3” (S&P rating) or “P-3” (Moody’s rating) would place the corporation in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of “A-2” or “P-2.” This would reduce the amount of commercial paper the corporation could issue and raise its commercial paper borrowing cost. To the extent that the corporation’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

Off-Balance Sheet Arrangements – The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation’s financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

Leases – The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $99 million in 2008, $78 million in 2009, $61 million in 2010, $49 million in 2011, $38 million in 2012 and $113 million thereafter. The corporation is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $25 million in 2008, $24 million in 2009, $21 million in 2010, $17 million in 2011, $15 million in 2012 and $67 million thereafter.

Future Contractual Obligations and Commitments – During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. These contracts represent the purchase of approximately 2.5 million hogs over periods of time that range from 3 to 5 years. Under the terms of these contracts, the corporation will continue to purchase these live hogs and therefore, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. The corporation’s purchase price of these hogs is generally based on the price of corn products, and the corporation’s selling price for these hogs is generally based on USDA posted hog prices. Divergent movements in these indices will result in either gains or losses on these hog transactions. Expected losses from the sale of these hogs are recognized when the loss is probable of occurring. At the end of 2007, based on current market pricing, the corporation deemed that it was not probable that material future near-term losses would occur. The contractual commitment for these purchases is included in the table below.

34     Sara Lee Corporation and Subsidiaries

The corporation has no material unconditional purchase obligations as defined by SFAS No. 47, “Disclosure of Long-Term Purchase Obligations.” The following table aggregates information on the corporation’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$4,234	$1,431	$513	$49	$20	$1,120	$1,101
Interest on debt obligations[1]	1,364	178	141	124	122	71	728
Operating lease obligations	438	99	78	61	49	38	113
Purchase obligations[2]	3,273	1,656	745	437	217	182	36
Other long-term liabilities[3]	1,081	246	115	98	249	84	289
Subtotal	10,390	3,610	1,592	769	657	1,495	2,267
Contingent lease obligations[4]	169	25	24	21	17	15	67
Total[5]	$10,559	$3,635	$1,616	$790	$674	$1,510	$2,334
[1]

Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2007. See Note 12 to the Consolidated Financial Statements for further details on the corporation’s long-term debt.

[2]

Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2007, the corporation has agreed upon a fixed or minimum quantity to purchase a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2007 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2007. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.

[3]

Represents the projected 2008 pension contribution of $205 million and the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. The projected pension contributions in 2008 and beyond include an annual pension contribution of 32 million British pounds through 2015 related to the terms of an agreement to fully fund certain U.K. pension obligations. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits including medical; other than the projected 2008 pension contribution of $205 million and the U.K. funding amounts, noted previously, pension and postretirement obligations including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 20 and 21 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table.

[4]

Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At June 30, 2007, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheets for any owners who were unable to satisfy their lease liability.

[5]

Contractual commitments and obligations identified under SFAS No. 5 are reflected and disclosed on the Consolidated Balance Sheets and in the related notes. Amounts exclude any payments related to deferred tax balances including any tax related to future repatriation of foreign earnings. See Note 23 to the corporation’s Consolidated Financial Statements regarding income taxes for further details.

Sara Lee Corporation and Subsidiaries     35

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

Foreign Exchange – The corporation primarily uses foreign currency forward and option contracts to hedge its exposure to adverse changes in foreign exchange rates. The corporation’s exposure to foreign exchange rates exists primarily with the European euro, British pound, Swiss franc, Canadian dollar, Hungarian forint, Russian ruble and Australian dollar against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

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

Commodities – The corporation is a purchaser of certain commodities such as beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter, sugar, natural gas and diesel fuel. The corporation generally buys these commodities based upon market prices that are established with the vendor as part of the purchase process. The corporation does not use significant levels of commodity financial instruments to hedge

36     Sara Lee Corporation and Subsidiaries

commodity prices. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

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

In millions	Amounts	Average	Time Interval	Confidence Level
Value at Risk Amounts
2007
Interest rates	$11.1	$8.9	1 day	95%
Foreign exchange	8.6	9.1	1 day	95%
2006
Interest rates	$10.1	$11.5	1 day	95%
Foreign exchange	14.1	12.3	1 day	95%

Decreases in foreign exchange value at risk amounts in 2007 were primarily due to reduced levels of hedging activities in the current year that resulted in a smaller number of foreign exchange derivatives owned by the corporation at the end of 2007. Additionally, during 2007 the corporation repatriated certain accumulated earnings of foreign subsidiaries that decreased the amount of foreign denominated assets.

Sensitivity Analysis – For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2007 and 2006, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $11 million and $13 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

Significant Accounting Policies and Critical Estimates

The corporation’s significant accounting policies are discussed in the Notes to the Consolidated Financial Statements. In most cases, the accounting policies utilized by the corporation are the only ones permissible under U.S. generally accepted accounting principles. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known. If such changes have material impact on the annual results of operations or financial position, the impact is disclosed in Management’s Discussion and Analysis (MD&A) and/or the footnotes to the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term “reasonably likely” refers to an occurrence that is more than remote but less than probable in the judgment of management. To the extent that management has estimated a range of reasonably likely outcomes they are provided below.

Sales Recognition and Incentives – Sales are recognized when title and risk of loss pass to the customer. Based upon historical collection statistics and current customer information, the corporation estimates the most likely amount of cash to be collected from these accounts. These estimates are reviewed each quarter and adjusted based upon actual experience. The reserves for uncollectible trade receivables are disclosed and trade receivables due from customers that the corporation considers highly leveraged are presented in Note 18 to the Consolidated Financial Statements, titled “Financial Instruments and Risk Management Interest Rate and Currency Swaps.” The corporation has a significant

Sara Lee Corporation and Subsidiaries     37

number of individual accounts receivable and a number of factors outside of the corporation’s control that impact the collectibility of a receivable. It is reasonably likely that actual collection experience will vary from the assumptions and estimates made at the end of each accounting period.

The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions are used in estimating the most likely cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. The corporation has a significant number of trade incentive programs and a number of factors outside of the corporation’s control impact the ultimate cost of these programs. It is reasonably likely that actual experience will vary from the assumptions and estimates made at the end of each accounting period.

Inventory Valuation – Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans and spoilage rates are key factors used by the corporation in assessing the most likely net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is reasonably likely that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements or increased gross margins on the disposition of inventory. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

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

Discontinued Operations – The operating results of a business component are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold or are classified as held for sale, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. Note 4 to the Consolidated Financial Statements, titled “Discontinued Operations,” sets out the factors used in reporting discontinued operations. Given that our business disposition program is substantially complete, management does not consider it reasonably likely for the conclusions reached on these items to change.

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

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and if significant are separately discussed in Note 19 to the Consolidated Financial Statements, titled “Exit and Disposal Activities.”

Businesses Held for Sale – In order to be considered held for sale, several criteria, including the probable disposition of the business within one year, and an active marketing effort must be achieved. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held-for-sale business is reported at the lower of its carrying value or fair value less cost to sell. The carrying value of a held-for-sale business includes the portion of the cumulative translation adjustment related to the operation.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 3 to the Consolidated Financial Statements discloses the impairment charges recognized by the corporation and the factors that caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated prior to the closing date.

Businesses Held for Use – If a decision to dispose of a business is made and the held-for-sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in a defined order. First, assets

38     Sara Lee Corporation and Subsidiaries

other than goodwill, property and intangibles are evaluated. This is followed by a review of property and intangibles subject to amortization and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization in a held-for-use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, it is necessary to determine if an impairment exists. An impairment exists if the carrying value of the business exceeds its fair value.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 3 to the Consolidated Financial Statements discloses the impairment charges recognized by the corporation and the factors that caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated in a review conducted prior to the closing date. Given that our business disposition program is substantially complete, management does not consider it reasonably likely for the conclusions reached on these items to change.

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

Note 19 to the Consolidated Financial Statements sets out the impact of the corporation’s decisions to exit the use of property in advance of previously anticipated useful lives. Given the corporation’s ongoing efforts to improve operating efficiency, it is reasonably likely that future restructuring actions could result in decisions to dispose of other assets before the end of their useful life and it is reasonably likely that the impact of these decisions would result in impairment and other related costs including employee severance that in the aggregate, would be significant.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets – The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of June 30, 2007, the net book value of trademarks and other identifiable intangible assets was $1,037 million, of which $950 million is being amortized. The anticipated amortization over the next five years is $438 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of the intangible asset is measured using the royalty saved method. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

Sara Lee Corporation and Subsidiaries     39

There are inherent assumptions and estimates used in developing future cash flows requiring management's judgment in applying these judgments and estimates to the analysis of intangible asset impairment including projecting revenues, interest rates, the cost of capital, royalty rates and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of intangible assets and the factors which led to changes in estimates and assumptions. As described earlier in this Financial Review, the corporation has also concluded that it was reasonably likely that certain other reporting units may become impaired in future periods. These reporting entities include a bakery operation in Europe with $110 million of trademarks, a beverage business in Poland with $6 million of trademarks and a meat business in Mexico with $32 million of trademarks.

Goodwill – Goodwill is not amortized but is subject to periodic assessments of impairment. At June 30, 2007, the corporation has $2,722 million of goodwill on its books. Of this total, $1,726 million is related to bakery operations that are included in the North American Retail Bakery, Foodservice and International Bakery segments. Goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

There are inherent assumptions and estimates used in developing future cash flows requiring management's judgment in applying these assumptions and estimates to the analysis of goodwill impairment including projecting revenues and profits, interest rates, the cost of capital and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of goodwill and the factors which led to changes in estimates and assumptions. As described earlier in this Financial Review, the corporation has also concluded that it was reasonably likely that certain other reporting units may become impaired in future periods. The term “reasonably likely” refers to an occurrence that is more than remote but less than probable in the judgment of management. These reporting entities include a bakery operation in Europe with $454 million of goodwill, a beverage business in Poland with $70 million of goodwill and a meat business in Mexico with $23 million of goodwill.

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

There are inherent judgments in estimating the fair value of assets and liabilities acquired in a business combination and it is reasonably likely that the estimates and assumptions used in determining fair value will change in future periods. Such changes can result in the recognition of impairment charges.

Self-Insurance Reserves – The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and

40     Sara Lee Corporation and Subsidiaries

settlements. Consulting actuaries make a significant number of estimates and assumptions in determining the cost to settle these claims and many of the factors used are outside the control of the corporation. Accordingly, it is reasonably likely that these assumptions and estimates may change and these changes may impact future financial results.

Income Taxes – Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The corporation adjusts its income tax expense in the period in which these events occur. Note 23 to the Consolidated Financial Statements, titled “Income Taxes,” sets out the factors that caused the corporation’s effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions, the ability to realize certain net operating losses and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably likely that these items may impact income tax expense, net income and liquidity in future periods.

Contingent Asset – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation can receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts related to that country. Payments of 95 million euros were received in 2007, 2006 and 2005 that were equivalent to $120 million, $114 million and $117 million, respectively. Any future contingent payments received will be recognized in the corporation’s earnings on a separate line in the income statement when received. The future receipt of any payments is dependent upon factors outside of the control of the corporation, including legislation in foreign countries, and the corporation cannot predict such actions.

Stock Compensation – The corporation issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 7 to the Consolidated Financial Statements regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the corporation determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the corporation’s stock, each of which impacts the fair value of the stock options. The corporation does not believe that it is reasonably likely that changes in the estimates and assumptions associated with prior grants will have a material impact on future operating results.

Defined Benefit Pension Plans – See Note 20 to the Consolidated Financial Statements, titled “Defined Benefit Pension Plans,” for information regarding plan obligations, plan assets and the measurements of these amounts, as well as the net periodic benefit cost and the reasons for changes in this cost.

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

Sara Lee Corporation and Subsidiaries     41

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

Net periodic benefit costs for the corporation’s defined benefit pension plans were $141 million in 2007, $181 million in 2006 and $199 million in 2005, and the projected benefit obligation was $4,926 million at the end of 2007 and $4,904 million at the end of 2006.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2007. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2007. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear.

		Increase/(Decrease) in
Assumption	Change	2008 Net Periodic Benefit Cost	2007 Projected Benefit Obligation
Discount rate:	1% increase	$(44)	$(705)
	1% decrease	87	863
Asset return:	1% increase	(43)	–
	1% decrease	43	–

The corporation’s defined benefit pension plans had a net actuarial loss of $746 million in 2007 and $982 million at the end of 2006. At June 30, 2007, the unamortized actuarial loss is reported in the “Accumulated other comprehensive loss” line of the Consolidated Balance Sheet as a result of the adoption of SFAS 158. The change in the net actuarial loss was due to the following factors:

•

The reduction in the net actuarial loss in 2007 was primarily due to an increase in the discount rate used to measure plan obligations and the amortization of the opening deferred loss, partially offset by plan assets earning a return that was less than the assumed long-term rate of return.

•

The decrease in the net actuarial loss in 2006 was primarily due to plan assets earning a return that exceeded the assumed long-term rate of return, reductions in domestic benefits and the amortization of the opening deferred loss.

The corporation makes periodic cash contributions to its defined benefit pension plans. In 2008, the corporation expects to contribute $205 million of cash to these plans as compared to $191 million in 2007 and $331 million in 2006.

As indicated above, changes in the bond yields, expected future returns on assets, and other assumptions can have a material impact upon the funded status and the net periodic benefit cost of defined benefit pension plans. It is reasonably likely that changes in these external factors will result in changes to the assumptions used by the corporation to measure plan obligations and net periodic benefit cost in future periods.

Issued But Not Yet Effective Accounting Standards

Following is a discussion of recently issued accounting standards that the corporation will be required to adopt in a future period.

Accounting for Uncertainty in Income Taxes – In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN48), which outlines how companies should reflect uncertain tax positions in the financial statements and expands disclosures relating to these tax positions. Under the provisions of FIN 48, an uncertain tax amount should be recognized in the financial statements if it is more likely than not that the company’s tax position will prevail and the tax amount recognized should not exceed the amount that is probable of being paid or collected. FIN 48 becomes effective for the corporation in fiscal 2008. The corporation is currently evaluating the provisions of this new standard.

Accounting for Defined Benefit Pension and Other Postretirement Plans – In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements Nos. 87, 88, 106, and 132(R). In accordance with the provisions of SFAS 158, a portion of the requirements have been adopted in 2007 and the remainder will be adopted in 2009 as described below. SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income in shareholders’ equity. The company has recognized the funded status of its defined benefit pension and other postretirement benefit plans and provided the required disclosures as of the end of fiscal 2007.

SFAS 158 also requires consistent measurement of plan assets and benefit obligations as of the date of the fiscal year end statement of financial position. This provision is effective

42     Sara Lee Corporation and Subsidiaries

for the corporation in 2009, with early adoption permitted. As the corporation currently measures the assets and obligations of its defined benefit pension plans and postretirement medical plans as of March 31 of each year, the adoption of this portion of the standard will require a change in the plan measurement date to the fiscal year end. At this time, the corporation does not anticipate early adoption of this requirement. Until those measurements are completed, the corporation cannot assess the impact of adopting this portion of SFAS 158.

Fair Value Measurements – In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for the corporation at the beginning of fiscal 2009. The corporation is currently evaluating the provisions of this new standard and has not determined the impact of adopting it at this time.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for the corporation in fiscal 2009. The corporation is currently evaluating the provisions of this new standard and has not determined the impact of adopting at this time.

Forward-Looking Information

This document contains certain forward-looking statements, including the anticipated costs and benefits of restructuring and transformation actions, access to credit markets and the corporation’s credit ratings, the planned extinguishment of debt, the funding of pension plans, potential payments under guarantees and amounts due under future contractual obligations and commitments, projected capital expenditures, cash tax payments, pension settlement amounts and effective tax rates. In addition, from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation’s future performance by making forward-looking statements preceded by terms such as “expects,” “projects,” “anticipates” or “believes.” These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are factors relating to:

•

Sara Lee’s relationship with its customers, such as (i) a significant change in Sara Lee’s business with any of its major customers, such as Wal-Mart, its largest customer, including changes in the level of inventory these customers maintain; and (ii) credit and other business risks associated with customers operating in a highly competitive retail environment;

•

The consumer marketplace, such as (iii) significant competition, including advertising, promotional and price competition, and changes in consumer demand for Sara Lee’s products; (iv) fluctuations in the availability and cost of raw materials, Sara Lee’s ability to increase product prices in response and the impact on Sara Lee’s profitability; (v) the impact of various food safety issues on sales and profitability of Sara Lee products; (vi) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance; and (vii) changes in regulations that impose additional requirements on Sara Lee, such as recent requirements regarding the labeling of trans-fat content;

•

Sara Lee’s international operations, such as (viii) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the European euro, given Sara Lee’s significant concentration of business in Western Europe; (ix) Sara Lee’s generation of a high percentage of its revenues from businesses outside the U.S. and costs to remit these foreign earnings into the U.S. to fund Sara Lee’s domestic operations; and (x) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers;

•

Previous business decisions, such as (xi) Sara Lee’s ability to generate margin improvement through continuous improvement initiatives and transitioning the entire organization to a common information technology system and the risk that the transition to a common information technology system will be disruptive to the business; (xii) Sara Lee’s ability to achieve planned cash flows from capital expenditures and acquisitions, particularly its worldwide bakery business, and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows, which could impact

Sara Lee Corporation and Subsidiaries     43

future impairment analyses; (xiii) credit ratings issued by the three major credit rating agencies and the impact these ratings have on Sara Lee’s cost to borrow funds and access to capital/debt markets; (xiv) the settlement of a number of ongoing reviews of Sara Lee’s income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Sara Lee transacts business; (xv) changes in Sara Lee’s multi-employer pension liability; and (xvi) the continued legality of tobacco products in the Netherlands, Germany and Belgium.

In addition, the corporation’s results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where the corporation competes. We have provided additional information in our Form 10-K for fiscal 2007, which readers are encouraged to review, concerning factors that could cause actual results to differ materially from those in the forward-looking statements. Sara Lee undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

44     Sara Lee Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended
Dollars in millions except per share data	June 30, 2007	July 1, 2006	July 2, 2005
Continuing operations
Net sales	$12,278	$11,460	$11,346
Cost of sales	7,552	7,025	6,795
Selling, general and administrative expenses	4,023	3,848	3,679
Net charges for exit activities, asset and business dispositions	95	86	43
Impairment charges	172	193	–
Contingent sale proceeds	(120)	(114)	(117)
Interest expense	265	305	285
Interest income	(128)	(75)	(85)
	11,859	11,268	10,600
Income from continuing operations before income taxes	419	192	746
Income tax (benefit) expense	(7)	161	131
Income from continuing operations	426	31	615
Discontinued operations
Net income from discontinued operations, net of tax expense of $30, $19 and $139	62	123	104
Gain on sale of discontinued operations, net of tax (benefit) expense of $(11), $65 and $0	16	401	–
Net income	$504	$555	$719
Net income from continuing operations per share of common stock
Basic	$0.58	$0.04	$0.78
Diluted	$0.57	$0.04	$0.77
Net income per share of common stock
Basic	$0.68	$0.72	$0.91
Diluted	$0.68	$0.72	$0.90

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries     45

Consolidated Balance Sheets

Dollars in millions except share data	June 30, 2007	July 1, 2006
Assets
Cash and equivalents	$2,520	$2,231
Trade accounts receivable, less allowances of $84 in 2007 and $62 in 2006	1,307	1,216
Inventories
Finished goods	719	603
Work in process	34	38
Materials and supplies	297	278
	1,050	919
Current deferred income taxes	468	–
Other current assets	298	256
Assets of discontinued operations held for disposal	–	2,235
Total current assets	5,643	6,857
Other noncurrent assets	194	109
Property
Land	108	106
Buildings and improvements	1,421	1,314
Machinery and equipment	3,555	3,377
Construction in progress	232	230
	5,316	5,027
Accumulated depreciation	2,870	2,708
Property, net	2,446	2,319
Trademarks and other identifiable intangibles, net	1,037	1,049
Goodwill	2,722	2,774
Deferred income taxes	146	–
Assets held for sale	2	1
Assets of discontinued operations held for disposal	–	1,551
	$12,190	$14,660

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

46     Sara Lee Corporation and Subsidiaries

	June 30, 2007	July 1, 2006
Liabilities and Stockholders’ Equity
Notes payable	$33	$1,776
Accounts payable	1,075	1,022
Accrued liabilities
Payroll and employee benefits	641	814
Advertising and promotion	389	413
Taxes other than payroll and income	65	62
Income taxes payable and current deferred taxes	75	320
Other	592	667
Current maturities of long-term debt	1,431	366
Liabilities of discontinued operations held for disposal	–	921
Total current liabilities	4,301	6,361
Long-term debt	2,803	3,806
Pension obligation	662	231
Deferred income taxes	587	54
Other liabilities	1,161	1,329
Liabilities of discontinued operations held for disposal	–	367
Minority interest in subsidiaries	61	63

Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 724,432,686 shares in 2007 and 760,980,168 shares in 2006	7	8
Capital surplus	–	62
Retained earnings	3,485	3,855
Unearned stock of ESOP	(123)	(137)
Accumulated other comprehensive loss	(754)	(1,339)
Total common stockholders’ equity	2,615	2,449
	$12,190	$14,660

Sara Lee Corporation and Subsidiaries     47

Consolidated Statements of Common Stockholders’ Equity

Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balances at July 3, 2004	$2,796	$8	$104	$4,390	$(170)	$(1,536)
Net income	719	–	–	719	–	–	$719
Translation adjustments, net of tax of $14	62	–	–	–	–	62	62
Minimum pension liability, net of tax of $(21)	(87)	–	–	–	–	(87)	(87)
Comprehensive income							$694
Dividends	(614)	–	–	(614)	–	–
Stock issuances – restricted stock	51	–	51	–	–	–
Stock option and benefit plans	167	–	167	–	–	–
Tax benefit related to stock-based compensation	10	–	10	–	–	–
Share repurchases and retirements	(396)	–	(258)	(138)	–	–
ESOP tax benefit, redemptions and other	24	–	5	4	15	–
Balances at July 2, 2005	2,732	8	79	4,361	(155)	(1,561)
Net income	555	–	–	555	–	–	$555
Translation adjustments, net of tax of $(43)	70	–	–	–	–	70	70
Minimum pension liability, net of tax of $96	180	–	–	–	–	180	180
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(18)	(28)	–	–	–	–	(28)	(28)
Comprehensive income							$777
Dividends	(611)	–	–	(611)	–	–
Stock issuances – restricted stock	55	–	55	–	–	–
Stock option and benefit plans	33	–	33	–	–	–
Tax benefit related to stock-based compensation	1	–	1	–	–	–
Share repurchases and retirements	(561)	–	(107)	(454)	–	–
ESOP tax benefit, redemptions and other	23	–	1	4	18	–
Balances at July 1, 2006	2,449	8	62	3,855	(137)	(1,339)
Adjustment to apply SAB No. 108	58	–	–	53	–	5
Net income	504	–	–	504	–	–	$504
Translation adjustments, net of tax of $(48)	504	–	–	–	–	504	504
Minimum pension liability, net of tax of $1	143	–	–	–	–	143	143
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $20	34	–	–	–	–	34	34
Comprehensive income							$1,185
Adjustment to apply SFAS No. 158, net of tax impact of $(49)	(168)	–	–	–	–	(168)
Dividends	(298)	–	–	(298)	–	–
Spin off of Hanesbrands, Inc. business	(29)	–	–	(96)	–	67
Stock issuances – restricted stock	29	–	29	–	–	–
Stock option and benefit plans	47	–	47	–	–	–
Tax benefit related to stock-based compensation	1	–	1	–	–	–
Share repurchases and retirements	(686)	(1)	(139)	(546)	–	–
ESOP tax benefit, redemptions and other	27	–	–	13	14	–
Balances at June 30, 2007	$2,615	$7	$–	$3,485	$(123)	$(754)

The accompanying Notes to Financial Statements are an integral part of these statements.

48     Sara Lee Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Dollars in millions	June 30, 2007	July 1, 2006	July 2, 2005
Operating Activities
Net income	$504	$555	$719
Less: Cash received from contingent sale proceeds	(120)	(114)	(117)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	420	541	570
Amortization of intangibles	119	160	181
Impairment charges	172	587	350
Net gain on business dispositions	(29)	(589)	(69)
(Decrease) increase in deferred taxes	(138)	112	186
Other	91	57	60
Changes in current assets and liabilities, net of businesses acquired and sold
Decrease (increase) in trade accounts receivable	18	(14)	(199)
(Increase) decrease in inventories	(106)	108	8
(Increase) decrease in other current assets	(50)	(65)	(9)
Increase (decrease) in accounts payable	93	(10)	–
(Decrease) in accrued liabilities	(270)	(67)	(197)
(Decrease) increase in accrued taxes	(212)	4	(134)
Net cash from operating activities	492	1,265	1,349
Investment Activities
Purchases of property and equipment	(529)	(615)	(526)
Purchases of software and other intangibles	(102)	(10)	(12)
Acquisitions of businesses and investments	–	(78)	(2)
Dispositions of businesses and investments	346	868	86
Cash received from loans receivable	688	33	–
Cash received from contingent sale proceeds	120	114	117
Cash used in derivative transactions	(25)	(33)	1
Cash used to invest in short-term investments	(647)	–	–
Cash received from maturing short-term investments	647	–	–
Sales of assets	70	86	104
Net cash from (used in) investment activities	568	365	(232)
Financing Activities
Issuances of common stock	38	27	161
Purchases of common stock	(686)	(561)	(396)
Borrowings of long-term debt	2,895	37	339
Repayments of long-term debt	(416)	(467)	(1,033)
Short-term borrowings (repayments), net	(1,720)	1,528	178
Cash transferred to Hanesbrands, Inc. in spin off	(650)	–	–
Payments of dividends	(374)	(605)	(464)
Net cash used in financing activities	(913)	(41)	(1,215)
Effect of changes in foreign exchange rates on cash	128	86	(7)
Increase (decrease) in cash and equivalents	275	1,675	(105)
Add: Cash balance of discontinued operations at beginning of the year	14	37	41
Less: Cash balance of discontinued operations at end of the year	–	(14)	(37)
Cash and equivalents at beginning of year	2,231	533	634
Cash and equivalents at end of year	$2,520	$2,231	$533

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries     49

Notes to Financial Statements

Dollars in millions except per share data

Note 1 – Nature of Operations and Basis of Presentation

Nature of Operations – Sara Lee Corporation (the corporation or Sara Lee) is a U.S.-based multinational corporation. The corporation’s principal product lines are branded packaged meat products, fresh and frozen bakery products, roast and ground coffee and household and body care products. The relative importance of each operation over the past three years, as measured by sales and operating segment income, is presented in Note 24, “Business Segment Information,” of these financial statements. Food and beverage sales are made in both the retail channel, to supermarkets, warehouse clubs and national chains, and the foodservice channel. Household and body care products are primarily sold through the retail channel.

Basis of Presentation – The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries and have been prepared in accordance with generally accepted accounting principles (GAAP) in the U.S. The results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, European Meats and Branded Apparel Americas/Asia businesses are reported as discontinued operations in all years.

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

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2007, 2006 and 2005 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

Discontinued Operations – The results of the corporation’s Branded Apparel Americas/Asia business has been reported as a discontinued operation as a result of a spin off. The corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, and European Meats businesses had previously been reported as discontinued operations in the corporation’s 2006 annual report. The results of operations of all of these businesses through the date of sale are presented as discontinued operations in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets. Prior periods have been reclassified to reflect this presentation.

Accounting Changes – Adoption of Staff Accounting Bulletin No. 108 – In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. SAB 108 requires that misstatements be measured under the dual approach which requires that errors be evaluated under the rollover method and the iron curtain method. Under the rollover method, the amount of the error in the current period is evaluated against current period income, including the reversing effects of prior year misstatements. Under the iron curtain method, the error is quantified by evaluating the total error in the balance sheet as of the end of the current period. The corporation adopted SAB 108 in the fourth quarter of 2007.

The transition provisions of SAB 108 permit a company to correct prior year misstatements that were not material to any prior years under the rollover method, but are material under the dual method of SAB 108, by adjusting the carrying amounts of assets and liabilities as of the beginning of 2007, with a net adjustment to retained earnings or cumulative translation adjustment.

The corporation adopted SAB 108 and adjusted certain balances in the accompanying Consolidated Financial Statements at the beginning of 2007. The aggregated impact of the adjustments at the beginning of 2007 was an increase in retained earnings of $53, an increase in accumulated other comprehensive income of $5, and an adjustment to deferred or accrued income taxes of $58. This increase consists of the following items:

•	a $12 increase in retained earnings to reflect decreases in tax rates in certain foreign jurisdictions and the impact these rate changes had on deferred tax balances;
•	a $2 decrease in retained earnings to establish valuation allowances against certain foreign deferred tax assets for which recoverability was unlikely;

50     Sara Lee Corporation and Subsidiaries

•	a $21 increase in retained earnings to recognize differences between financial and income tax reporting that were not completed on a timely basis;
•

a net $22 increase in retained earnings to recognize increases in deferred tax balances related to certain sold entities. These balances consist of $43 related to reductions in deferred tax liabilities that were not properly recognized upon the impairment of certain intangible assets and ($21) that related to a deferred tax asset that was recognized upon the sale of an entity in excess of the amount that would be realized;

•	a $5 million increase in accumulated other comprehensive income to recognize the foreign currency translation impact of certain items, including those noted above.

The impact of these misstatements on net income originating in 2006, 2005 and in prior years was ($16), $11 and $63, respectively.

Cash Flows – In the corporation’s cash flow statements for 2006 and 2005, the corporation has revised the presentation of the following items from prior years:

•

During 2007, the corporation expanded the usage of certain derivative instruments that utilize the mark-to-market accounting model and has classified the cash payments on these derivatives as investment activities. $33 of cash payments and $1 of cash receipts were generated on similar derivative transactions in the comparable periods of 2006 and 2005, respectively, and were reclassified to conform to the current year presentation.

•

During 2006, $33 of cash received from the collection of a note receivable from a disposed business was initially reported as being from financing activities. The 2006 statement of cash flows has been revised to report this within investment activities.

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

Sales Recognition and Incentives – Sales are recognized when title and risk of loss pass to the customer. Sales are recognized as the net amount to be received after deducting estimated amounts for sales incentives, trade allowances and product returns. The corporation offers a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

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

Volume-Based Incentives – These incentives typically involve rebates or refunds of a specified amount of cash only if the reseller reaches a specified level of sales. Under incentive programs of this nature, the corporation estimates the incentive and allocates a portion of the incentive to reduce each underlying sales transaction with the customer.

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

Fixtures and Racks – Store fixtures and racks are given to retailers to display certain of the corporation’s products. The costs of these fixtures and racks are recognized as expense in the period in which they are delivered to the retailer.

Advertising Expense – Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $324 in 2007, $303 in 2006 and $337 in 2005.

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

Shipping and Handling Costs – The corporation recognizes shipping and handling costs in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income and recognized $684 in 2007.

Inventory Valuation – Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore, reflected in cost of sales when the related inventory item is sold.

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

Discontinued Operations – A discontinued operation is a business component that meets several criteria. First, it must be possible to clearly distinguish the operations and cash flows of the component from other portions of the business. Second, the operations need to have been sold or classified as held for disposal. Finally, after the disposal, the cash flows of the component must be eliminated from continuing operations and the corporation may not have any significant continuing involvement in the business. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

If a business component is reported as a discontinued operation, the results of operations through the date of sale are presented on a separate line of the income statement. Interest on corporate level debt is not allocated to discontinued operations. Any gain or loss recognized upon the disposition of a discontinued operation is also reported on a separate line of the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the balance sheet.

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed if significant.

Businesses Held for Disposal – In order for a business to be classified as held for disposal, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for disposal, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for disposal follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for disposal business is reported at the lower of its carrying value or fair value less cost to sell. The carrying value of a held for disposal business includes the portion of the cumulative translation adjustment related to the operation.

Businesses Held for Use – If a decision to dispose of a business is made and the held for disposal criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in the following order: assets other than goodwill, property and intangibles; property and intangibles subject to amortization; and finally, goodwill. In

52     Sara Lee Corporation and Subsidiaries

evaluating the recoverability of property and intangible assets subject to amortization, in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, then an impairment is recognized if the carrying value of the business exceeds its fair value.

There are inherent judgments and estimates used in determining future cash flows and it is possible that additional impairment charges may occur in future periods. In addition, the sale of a business can result in the recognition of a gain or loss that differs from that anticipated prior to the closing date.

Property – Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $20, $20 and $9 in 2007, 2006 and 2005, respectively.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If the carrying amount exceeds the estimated future undiscounted cash flows then an asset is not recoverable. The impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value using discounted estimated future cash flows.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for disposal. In order for an asset to be classified as held for disposal, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets – The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. The corporation capitalizes direct costs of materials and services used in the development and purchase of internal-use software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived identifiable intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating the recoverability of property, plant and equipment. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, management relies on a number of factors to discount estimated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent assumptions and judgments required in the analysis of intangible asset impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

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

Sara Lee Corporation and Subsidiaries     53

Notes to Financial Statements

Dollars in millions except per share data

allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process is necessary and involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates at a point in time. There are inherent assumptions and judgments required in the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Stock-Based Compensation – On July 3, 2005, the corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS No. 123(R)), using the modified prospective method. SFAS No. 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123(R), the corporation recognized compensation cost for all share-based payments granted after July 3, 2005, plus any awards granted to employees prior to July 3, 2005 that remained unvested at that time. Under this method of adoption, no restatement of prior periods was made. The impact of adopting SFAS No. 123(R) did not have a significant impact on income from continuing operations, income before income taxes, net income, cash flow from operations or earnings per share during 2006. Upon the adoption of SFAS No. 123(R), the corporation utilized the alternative transition method of FASB Staff Position 123(R)-C and determined that no pool of excess tax benefits existed at the date of adoption.

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

During 2005, had the cost of employee services received in exchange for equity instruments been recognized based on the grant date fair value of those instruments in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the corporation’s net income and earnings per share would have been impacted, as shown in the following table.

2005
Reported net income	$719
Plus – stock-based employee compensation included in reported net income, net of related tax effects	50
Less – total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(68)
Pro forma net income	$701
Earnings per share:
Basic – as reported	$0.91
Basic – pro forma	$0.89
Diluted – as reported	$0.90
Diluted – pro forma	$0.88

Income Taxes – As a global commercial enterprise, the corporation’s tax rate from period to period is affected by many factors. The most significant of these factors includes changes in tax legislation, the global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be repatriated to the U.S. and be taxable. In addition, the corporation’s tax returns are routinely audited and finalization of issues raised in these audits sometimes affects the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the

54     Sara Lee Corporation and Subsidiaries

impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

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

Defined Benefit, Postretirement and Life-Insurance Plans – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158)”, which requires the recognition of the funded status of defined pension and postretirement plans in the statement of financial position. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost should be recognized in the accumulated other comprehensive loss section of the Consolidated Statements of Common Stockholders’ Equity, net of tax. Accumulated other comprehensive loss will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

The method of calculating net periodic benefit cost under SFAS 158 is the same as under existing practices. SFAS 158 prescribes additional disclosure requirements including the classification of the current and noncurrent components of plan liabilities, as well as the disclosure of amounts included in Accumulated Other Comprehensive Loss that will be recognized as a component of net periodic benefit cost in the following year.

The recognition of the funded status requirement and certain disclosure provisions of SFAS 158 are effective for the corporation as of the end of 2007. Retrospective application of SFAS 158 is not permitted. The initial incremental recognition of the funded status under SFAS 158 that is reflected upon adoption in the Accumulated Other Comprehensive Loss section of Common Stockholders’ Equity was an after tax charge to equity of $168.

SFAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the fiscal year end statement of financial position. This provision is effective for the corporation in 2009, with early adoption permitted. As the corporation currently uses a plan measurement date of March 31 for all of its benefit plans, the adoption of this portion of the standard will require a change in the plan measurement date to fiscal year end. At this time, the corporation does not anticipate early adoption of this requirement.

The impact of adopting the provisions of SFAS 158 on the components of the Consolidated Balance Sheet as of June 30, 2007 are as follows:

	Before Application of SFAS 158	Adjustment Increases/ (Decreases)	After Application of SFAS 158
Other noncurrent assets	$121	$73	$194
Deferred tax asset	97	49	146
Total assets	12,068	122	12,190
Accrued liabilities – payroll and employee benefits	845	(204)	641
Total current liabilities	4,505	(204)	4,301
Pension obligation	58	604	662
Other liabilities	1,271	(110)	1,161
Accumulated other comprehensive loss	(586)	(168)	(754)
Total common stockholders’ equity	2,783	(168)	2,615
Total liabilities and equity	12,068	122	12,190

Sara Lee Corporation and Subsidiaries     55

Notes to Financial Statements

Dollars in millions except per share data

Financial Instruments – The corporation uses financial instruments, including forward exchange, options, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading purposes and is not a party to leveraged derivatives.

The corporation uses either hedge accounting or mark-to-market accounting for its derivative instruments. In 2007, the corporation adopted a policy to use mark-to-market accounting for foreign currency derivatives due to the high cost of using hedge accounting and maintaining hedge documentation.

Under hedge accounting, the corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting and any deferred gains or losses are recorded in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income.

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

Mark-to-Market or Natural Hedge – A derivative that is not declared as a hedge in one of the categories above is accounted for under mark-to-market accounting and referred to as a mark-to-market or natural hedge. Changes in the fair value of the derivative declared as a mark-to-market or natural hedge are recognized in the Consolidated Statements of Income to act as an economic hedge against changes in the values of another item or transaction. Forward exchange contracts are recorded as mark-to-market or natural hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, “Foreign Currency Translation.” Mark-to-market or natural hedges also apply to derivatives that do not qualify for treatment under hedge accounting. For derivatives designated as mark-to-market or natural hedges, changes in their fair value are reported in earnings in either the “Cost of sales” or “Selling, general and administrative expenses” lines of the Consolidated Statements of Income where the underlying transaction that is being hedged is recorded.

56     Sara Lee Corporation and Subsidiaries

Cash Flow Presentation – The settlement of derivative contracts related to the purchase of inventory, commodities or other hedged items that utilize hedge accounting are reported in the Consolidated Statements of Cash Flows as an operating cash flow, while those derivatives that utilize the mark-to-market or natural hedge accounting model are reported in investing activities. Fixed to floating rate swaps are reported as a component of interest expense and therefore are reported in cash flow from operating activities similarly to how cash interest payments are reported. The portion of the gain or loss on a cross currency fixed to fixed swap that offsets the change in the value of interest expense is recognized in cash flow from operations, while the gain or loss on the swap that is offsetting the change in value of the debt is classified as a financing activity in the Consolidated Statement of Cash Flows.

Self-Insurance Reserves – The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves were $153 and $132 as of June 30, 2007 and July 1, 2006, respectively.

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

Note 3 – Impairment Charges

In announcing its business transformation in 2005, the corporation indicated its intent to dispose of certain business units and reduce the number of brands utilized in its bakery operations. As this plan developed and was implemented, the corporation recognized a number of impairment charges. During 2007, changes in local governmental regulations and economic conditions, as well as efforts to improve efficiency and long-term profitability, resulted in the corporation recognizing additional impairment charges. The impact of these charges on continuing and discontinued operations is summarized in the following table.

2007	Pretax Impairment Charge	Tax Benefit	After Tax Charge
Impairment charges recognized in continuing operations
North American Retail Meats	$(34)	$12	$(22)
North American Retail Bakery	(16)	6	(10)
International Beverage	(118)	9	(109)
Household and Body Care	(4)	–	(4)
Total impairment charges recognized	$(172)	$27	$(145)

2006	Pretax Impairment Charge	Tax Benefit	After Tax Charge
Impairment charges recognized in continuing operations
Impairment of intangible assets in the following segments:
North American Retail Bakery	$(179)	$68	$(111)
International Bakery	(14)	5	(9)
Total impairment charges recognized in continuing operations	(193)	73	(120)
Impairment charges recognized in discontinued operations
European Branded Apparel	(179)	47	(132)
U.S. Retail Coffee	(44)	5	(39)
U.K. Apparel	(34)	–	(34)
U.S. Meat Snacks	(12)	4	(8)
European Meats	(125)	–	(125)
Total impairment charges recognized in discontinued operations	(394)	56	(338)
Total impairment charges recognized	$(587)	$129	$(458)

2005	Pretax Impairment Charge	Tax Benefit	After Tax Charge
Impairment charges recognized in discontinued operations
European Branded Apparel	$(305)	$43	$(262)
U.S. Retail Coffee	(45)	16	(29)
Total impairment charges recognized	$(350)	$59	$(291)

The following is a discussion of each impairment charge.

Impairment Charges Recognized in Continuing Operations –

2007 – North American Retail Meats Property – During the second quarter of 2007, management completed an analysis of the manufacturing activities being conducted at a facility that is part of the North American Retail Meats segment. As a result of this analysis, the corporation concluded that operations at this facility would be substantially reduced in order to improve efficiency and long-term profitability. Certain of the activities performed at the location have been

Sara Lee Corporation and Subsidiaries     57

Notes to Financial Statements

Dollars in millions except per share data

transferred to more efficient third-party suppliers and others have been eliminated as part of the shutdown of this plant. These actions are consistent with the corporation’s previously announced transformation plan. Based upon the results of a third-party appraisal and internal estimates of cash flows to be generated through the date of disposition, the corporation concluded that it was necessary to recognize an impairment charge of $34 for this asset group in 2007. The after tax impact of this impairment loss is $22.

North American Retail Bakery Trademarks – As part of the corporation’s transformation plan to improve operating efficiency and profitability, the North American Retail Bakery business continues to focus its marketing, advertising and promotion spending on a select number of brands. As a result of these plans, the company assessed the recoverability of certain trademarks impacted by this strategy. The company determined that the undiscounted cash flows over the remaining lives of the trademarks did not recover the carrying value of the assets. Therefore, the company calculated the estimated fair value of the trademarks using a relief from royalty savings method and recorded an impairment charge of $16 for the difference between fair value and carrying value. The after tax impact of the trademark impairment loss was $10.

International Beverage Goodwill and Trademarks – The corporation recognized a $118 pretax impairment charge in its International Beverage operations to record the impairment of $92 of goodwill and $26 of trademarks. No tax benefit was recognized on the goodwill impairment loss. The after tax impact of the trademark impairment loss is $17.

Goodwill Impairment – The corporation tests the goodwill associated with each of its reporting units for impairment in the second quarter of each year. As part of this review, the corporation concluded that the carrying amounts of its Brazilian and Austrian coffee reporting units exceeded their respective fair values. As a result, the corporation compared the implied fair value of the goodwill in each reporting unit with the carrying value and concluded that a $92 impairment loss needed to be recognized. Of this amount, $86 relates to the Brazilian reporting unit and $6 relates to the Austrian reporting unit. The impairment loss recognized equals the entire remaining amount of goodwill in each reporting unit. In prior years, the corporation had recognized goodwill impairment losses of $23 and $1 for the Brazilian and Austrian reporting units, respectively.

The Brazilian coffee operation has experienced a sustained decline in profitability due to a highly competitive market in which the business operates. In management’s judgment, the Brazilian market has experienced a significant amount of price competition as a result of general economic conditions, and consumers have been unwilling to pay the premium prices previously anticipated. As a result of the sustained underperformance of this business, management revised its future cash flow expectations in the second quarter. These revised future cash flow expectations, along with comparable fair value information from the recent sale of a coffee business of comparable size and profitability, resulted in the corporation lowering its estimate of fair value of the business in the 2007 impairment review. Similarly, the underperformance of the Austrian business in recent periods led the corporation to lower its forecasted future cash flow expectations and resultant estimate of fair value.

Trademark Impairment – In conjunction with the actions resulting in the impairment of the Brazilian goodwill, the corporation assessed the realization of its long-lived assets associated with this held-for-use asset grouping. The primary asset in this asset group was determined to be trademarks, which had a carrying value of $47 and are being amortized over 10 years. Using the anticipated undiscounted cash flows of the asset group, the corporation concluded that the asset group was not fully recoverable. As a result of this evaluation, the corporation concluded that the carrying value of the trademarks exceeded the fair value by $26. The fair value of the trademarks was estimated using the royalty savings method.

After considering the lower future profit expectations for the Brazilian operations, the corporation concluded that it was also necessary to recognize a $27 valuation reserve on the net deferred tax assets related to the Brazilian tax jurisdiction as the realization of such tax assets was not reasonably assured. This charge is reported as tax expense in the Consolidated Statements of Income.

Household and Body Care – The corporation owns and operates a manufacturing plant in Zimbabwe. In 2007, changes in local governmental regulations in Zimbabwe include severe foreign exchange restrictions which inhibit the corporation from declaring dividends and repatriating earnings from the local operation. Based on these severe foreign exchange restrictions and general economic uncertainty in this economy, the corporation has considered the investment in the local business impaired, recognized a pretax and after tax impairment charge in the third quarter of 2007 for $4, and deconsolidated the business at the end of the third quarter of 2007. The remaining investment in these operations will be recorded as a cost basis investment and has a value of less than $1.

58     Sara Lee Corporation and Subsidiaries

In conjunction with the annual impairment review of goodwill and indefinite lived intangible assets, the corporation concluded that the fair value of certain Household and Body Care trademarks exceeded their carrying value. However, sales for these trademarks, having a carrying value of $99, had been declining. Based on these sales declines, the corporation decided to begin amortizing these trademarks over periods ranging from 5 to 20 years.

2006 – North American Retail and International Bakery Trademarks – As part of the transformation plan, the operating management of the bakery business was changed at the start of 2006 and new long-range plans were developed for the U.S. and European businesses in preparation for the start of 2007. In order to improve the efficiency and profitability of the U.S. operations, it was decided to eliminate certain regional brands, reduce the marketing, advertising and promotion spending behind other regional brands, and place more resources behind those brands with greater penetration of the domestic market. A greater portion of future research and development spending would also be focused on these larger brands. Similar decisions were made regarding the European business. These decisions impacted the anticipated future sales and cash flows of certain brands. All trademarks of the corporation’s bakery operations have been subject to amortization and the corporation conducted an impairment review of the trademarks impacted by these decisions. A third-party appraisal was used to determine the fair value of the trademarks considered to be impaired. The fair value of the trademarks was determined using the royalty savings method and pretax impairment charges of $179 and $14 were recognized in the North American Retail Bakery and International Bakery segments, respectively. The after tax impact of these impairment charges is $111 and $9, respectively. In addition, the decision to exit the use of certain trademarks within the next two years reduced the amortizable lives of these assets.

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

European Branded Apparel – During 2005, steps were taken to market and identify potential buyers for this business. As part of this process, the corporation received a series of nonbinding bids for the business. During 2005, the operating results of the business deteriorated and failed to meet planned expectations. Prospective buyers reacted to this downturn by progressively lowering their offers. The nonbinding offers received in the fourth quarter of 2005 were less than the carrying value of the reporting unit and resulted in a pretax charge of $305 to recognize the impairment of $182 of goodwill and $123 of indefinite-lived trademarks in this reporting unit. The after tax impact of the impairment loss was $262. The assets of this reporting unit were classified as held for use at the close of 2005, and the corporation indicated that it was evaluating alternative courses of action.

In September 2005, the corporation’s board of directors authorized management to negotiate and enter into a definitive agreement to sell this business, and the corporation entered into an exclusive negotiating period with a prospective buyer. The business was classified as held for disposal and reported as a discontinued operation in the first quarter of 2006. Utilizing the agreed upon sale price, the corporation conducted an impairment review of the business and recognized a pretax impairment charge of $179 in the first quarter of 2006. The after tax impact of the impairment loss was $132. The sale of this business closed in the third quarter of 2006 and further information regarding this sale can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

U.S. Retail Coffee – In 2005, the corporation initiated steps to dispose of certain assets used to manufacture and market roast and ground coffee products in the U.S. retail coffee channel. These assets were part of a larger U.S. coffee reporting unit that also provides coffee products to the foodservice channel. The specific retail coffee trademarks and assets identified for disposal were classified as held for use as of the end of 2005, and the corporation obtained a third-party estimate of the selling price of these assets. The carrying value of the retail coffee asset group exceeded the estimated future cash flows, and a pretax charge of $45 was recorded to recognize the impairment of $13 of manufacturing assets and $32 of trademarks in the asset group. The after tax impact of the impairment loss was $29.

During the first quarter of 2006, the corporation began to actively market the assets of the U.S. Retail Coffee business, classified the asset group as held for disposal and allocated a portion of the goodwill associated with the U.S. coffee reporting unit to the retail coffee asset group to be sold. In October 2005, the corporation announced that it had entered into an agreement to sell the U.S. Retail Coffee business for

Sara Lee Corporation and Subsidiaries     59

Notes to Financial Statements

Dollars in millions except per share data

$83. As a result of allocating the goodwill to the U.S. Retail Coffee business to be sold, and utilizing the agreed upon selling price of the business, the corporation recognized an impairment charge of $44 in the first quarter of 2006 to record the impairment of $29 of goodwill and $15 of other long-lived assets. No tax benefit was recognized on the goodwill impairment and a $5 tax benefit was recognized on the other long-lived assets. The U.S. Retail Coffee business was sold in December 2005.

U.K. Apparel – During 2005, steps were taken to market and identify potential buyers for the U.K. Apparel business. As part of this process, the corporation concluded that it would need to reach an agreement with the trustees of the U.K. pension plans regarding how the pension obligation would be funded prior to finalizing a decision to dispose of the apparel business. In the second quarter of 2006, the future funding of the U.K. plans was resolved with plan trustees and the corporation concluded that it would sell these operations while retaining the pension and certain other obligations of the business. At this time, the corporation also concluded that it would dispose of this business in two separate sales transactions; one being the Courtaulds operations and the other being the corporation’s ownership interest in several Sri Lankan ventures that supply a portion of the Courtaulds inventory needs. As a result of this activity, at the end of the second quarter of 2006, the corporation concluded that both businesses were held for disposal, reported them as discontinued operations and recognized an impairment loss of $1 to write down the carrying value of the Courtaulds business to zero with no tax benefit.

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

U.S. Meat Snacks – During the second quarter of 2006, the corporation’s management began evaluating a plan to dispose of its domestic meat snacks business. In the third quarter of 2006, management approved the planned disposition of this business, concluded that it was held for disposal and reported it as a discontinued operation. Also during the third quarter of

2006, the corporation entered into an agreement to sell this operation for $9, which was less than the carrying value of the business. As a result of these developments, the goodwill of the business was evaluated for impairment under SFAS No. 142. The determination of the implied fair value of the goodwill utilized the selling price and involved a number of estimates, including the assessment of the fair value of the property and the intangible assets of the business. As a result of this evaluation, the corporation recognized a goodwill impairment charge of $12 pretax and $8 after tax. After the recognition of the goodwill impairment, the fair value of the business exceeded its carrying value. In June 2006, the corporation closed on the sale of this business and further information can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

European Meats – During 2006, the corporation initiated steps to sell this business, received a series of nonbinding offers and entered into discussions with various third parties who had expressed an interest in acquiring the business. As the process progressed, the nonbinding bids submitted by prospective buyers declined and at the end of the second quarter of 2006, management concluded that it was not probable that the business would be sold and indicated that it was evaluating alternatives to maximize shareholder value. The business was considered to be held for use at the end of the second quarter of 2006 and the assets were evaluated for impairment. The undiscounted cash flows expected to result from the operation and disposition of the business, as well as the fair value of the business, exceeded the carrying value of the business and no impairment was recognized for any of the assets evaluated. The nonbinding bids received from prospective buyers were used in the determination of the fair value of the business.

During the third quarter of 2006, discussions with prospective buyers resumed and revised nonbinding offers were received. At the end of the third quarter of 2006 the corporation concluded that it was probable that the business would be sold in the next year. The business was classified as held for disposal and reported as a discontinued operation. The carrying value of the business, including the related portion of the cumulative translation adjustment, was determined to exceed its fair value and the corporation evaluated the recoverability of the long-lived assets. The measurement process utilized the third-party offers received for the business and involved a number of judgments including estimates of the fair value of the property and amortizable intangible assets of the business. As a result of the evaluation, the corporation recognized a $125 goodwill impairment charge with no tax benefit. In June 2006, the corporation entered into a definitive agreement to sell this

60     Sara Lee Corporation and Subsidiaries

business to Smithfield Foods, and in August 2006, the transaction closed. See Note 4, “Discontinued Operations,” for further information on the sale of this operation.

Note 4 – Discontinued Operations

As part of the corporation’s transformation plan, steps were taken to dispose of eight businesses that are reported as discontinued operations. At the end of 2007, each of these businesses had been disposed of. The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations. The impact of the impairments discussed in Note 3 to the Consolidated Financial Statements, “Impairment Charges”, is included in these operating results. Gains and losses related to the disposal of these discontinued operations are excluded from the following tables; however, they are discussed further below.

2007

	Net Sales	Pretax Income	Income
European Meats	$114	$7	$3
Branded Apparel Americas/Asia	787	85	59
Total	$901	$92	$62

2006

	Net Sales	Pretax Income (Loss)	Income (Loss)
Direct Selling	$202	$14	$54
U.S. Retail Coffee	122	(46)	(39)
European Branded Apparel	641	(186)	(153)
European Nuts and Snacks	54	8	3
U.K. Apparel	437	(69)	(71)
U.S. Meat Snacks	25	(14)	(9)
European Meats	1,114	(57)	(41)
Branded Apparel Americas/Asia	4,484	491	379
Total	$7,079	$141	$123

2005

	Net Sales	Pretax Income (Loss)	Income (Loss)
Direct Selling	$473	$55	$(12)
U.S. Retail Coffee	213	(39)	(33)
European Branded Apparel	1,184	(302)	(296)
European Nuts and Snacks	64	7	3
U.K. Apparel	558	–	(1)
U.S. Meat Snacks	30	(1)	(1)
European Meats	1,176	90	(22)
Branded Apparel Americas/Asia	4,682	433	466
Total	$8,380	$243	$104

Results of Discontinued Operations – Net sales of discontinued operations were $901 in 2007, $7,079 in 2006 and $8,380 in 2005; a full year of results for the European Meats and Branded Apparel Americas/Asia businesses was not included in 2007 as each of the businesses was sold in the first quarter of the fiscal year. The 2006 results also did not include a full year of results as the corporation completed the sale of the remaining discontinued operations during the year.

The corporation reported income from discontinued operations of $62 in 2007, $123 in 2006 and $104 in 2005. The corporation recognized after tax impairment charges of $338 in 2006 and $291 in 2005, which reduced income from discontinued operations and are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” Additionally in 2005, the corporation’s businesses that are reported as discontinued operations reported lower operating results than in the prior year, which was primarily attributable to the European Branded Apparel and U.K. Apparel businesses. In the European Meats business in 2005, the corporation recognized a tax charge of $86 associated with the accumulated earnings of this business that were no longer considered permanently invested.

Sara Lee Corporation and Subsidiaries     61

Notes to Financial Statements

Dollars in millions except per share data

Gain on the Sale of Discontinued Operations – During 2007, the corporation sold two businesses and in 2006 the corporation sold the remaining six of the eight businesses reported as discontinued operations. The gains recognized in 2007 and 2006 are summarized in the following tables. A further discussion of each disposition follows.

2007

	Pretax Gain (Loss) on Sale	Tax (Charge)/ Benefit	After Tax Gain (Loss)
European Meats	$18	$(1)	$17
Branded Apparel Americas/Asia	(23)	6	(17)
Philippines portion of European Branded Apparel	8	(2)	6
Other	2	8	10
Total	$5	$11	$16

2006

	Pretax Gain on Sale	Tax (Charge)/ Benefit	After Tax Gain
Direct Selling	$327	$(107)	$220
U.S. Retail Coffee	5	(2)	3
European Branded Apparel	45	41	86
European Nuts and Snacks	66	4	70
U.K. Apparel	22	–	22
U.S. Meat Snacks	1	(1)	–
Total	$466	$(65)	$401

Businesses Sold in 2007

European Meats – In June 2006, the corporation entered into a definitive agreement to sell its European Meats business. The transaction closed in August 2006 after receiving European regulatory approval and the corporation recognized a pretax and after tax gain of $18 and $17, respectively. The capital gain related to this transaction was offset by capital losses on other disposition transactions. A total of $337 of cash proceeds was received from the disposition of the business and an additional $238 was received from the repayment of an obligation to the corporation, which was included in the net assets sold.

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. The corporation has not had any significant continuing involvement in the business after the disposal date and does not expect any material direct cash inflows or outflows with the sold entity. Prior to the change in the corporation’s reportable segments in 2006, the European Meats business had been reported within the Meats segment.

Branded Apparel Americas/Asia – In February 2005, as part of its transformation plan, the corporation announced its intent to spin off the corporation’s apparel business in the Americas/Asia. This business is referred to as Branded Apparel Americas/Asia. In preparation for the spin off, the corporation incorporated Hanesbrands Inc., a Maryland corporation to which it transferred the assets and liabilities that relate to the Branded Apparel Americas/Asia business. On September 5, 2006, Hanesbrands borrowed $2,600 from a group of banks. Net of loan origination fees, Hanesbrands received $2,558 of cash proceeds. Using a portion of the proceeds received from the borrowing, Hanesbrands paid a dividend of $1,950 to the corporation. Immediately following this dividend payment, Sara Lee distributed to each stockholder of record one share of Hanesbrands common stock for every eight shares of Sara Lee common stock held. The spin off was tax free on a U.S. tax basis to the corporation and its shareholders.

After the spin off was completed, Hanesbrands paid $450 to the corporation to settle the note payable it had with Sara Lee Corporation. In addition, the corporation recognized as expense $23 of investment banker and other fees as a direct result of this transaction. The after tax loss recognized on these fees was $17. These amounts are recognized as part of the net gain on disposal of discontinued operations in 2007.

The corporation and Hanesbrands entered into a transitional services agreement to provide for the orderly separation of the two businesses and transition of various functions and processes. The terms of the agreement apply to specific functions or actions including certain accounting, payroll and tax processing, information technology services, and other services that will be performed for certain periods of time, which in each case is less than one year. The majority of these services had been completed by the end of 2007. The corporation has no significant continuing involvement in this business after the disposal date and does not expect any material direct cash inflows or outflows with this business.

Subsequent to the spin off date, the corporation has completed certain postclosing adjustments, tax reporting and other postclosing reconciliations in various areas, including completing the split of the corporation’s pension plans and the determination under ERISA rules of the relevant asset split to each plan. Further postclosing tax adjustments may occur after certain future tax reporting requirements are completed. The net assets of the Hanesbrands business distributed were $29 and this amount is reflected as a dividend in the corporation’s Consolidated Statements of Common Stockholders’ Equity.

Prior to the change in the corporation’s reportable segments in 2006, the Branded Apparel Americas/Asia business had been reported within the Branded Apparel segment.

62     Sara Lee Corporation and Subsidiaries

Philippines Portion of European Branded Apparel – Substantially all of the European Branded Apparel business was sold in February 2006 and is further described below under the heading “Businesses Sold in 2006”. When this business was sold, certain operations in the Philippines were awaiting local governmental approval to legally transfer the assets. Under the terms of the sale agreement, the buyer of this business assumed financial responsibility for all of the operations, including the Philippines business, even though legal transfer of the Philippines assets had not been completed. In September 2006, upon receiving local government approval, the corporation completed the legal transfer of the assets and recognized in 2007 a pretax and after tax gain of $8 and $6, respectively. Under the terms of the sale agreement of the business, the buyer assumed financial responsibility for the Philippines business in February 2006 upon the initial closing of the sale transaction. As such, no financial results for the Philippines business are included in the results of the corporation after that date.

The corporation has no significant continuing involvement in this business after the disposal date and does not expect any material direct cash inflows or outflows with the sold entity. Prior to the change in the corporation’s reportable segments in 2006, the Philippines portion of the European Branded Apparel business had been reported within the Branded Apparel segment.

Other – During 2007, the corporation completed certain postclosing adjustments which included certain working capital adjustments related to the assets transferred, finalized certain related tax reporting and completed certain financial and tax reporting adjustments related to the U.K. Apparel and Direct Selling businesses that were sold in 2006. As a result of these adjustments, the corporation recognized a pretax and after tax gain in discontinued operations of $2 and $10, respectively.

Businesses Sold in 2006

Direct Selling – On August 10, 2005, the corporation announced that it had entered into a definitive agreement to sell this business, and in December 2005, the corporation completed the sale of substantially all of the operations to Tupperware Corporation except certain operations located in the Philippines. After receiving local governmental approval in June 2006, the corporation completed and recognized the sale of the Philippines operations. The net pretax and after tax gain recognized on the sale of the Direct Selling business was $327 and $220, respectively, and the corporation received the following consideration:

•	$420, which consists of $464 of cash received less $44 of cash that was included in the net assets transferred to the buyer.
•

The liabilities transferred to the buyer included a $33 obligation to a retained foreign subsidiary of the corporation. Subsequent to the closing, the buyer remitted cash to the corporation to settle this obligation. The payment of this obligation is reflected in the investment activities section of the Consolidated Statements of Cash Flows.

•	Subsequent to the closing, the buyer paid $93 to settle certain Sara Lee tax obligations that were directly related to the sale transaction.

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. After the sale, the corporation has not had any continuing involvement in the business and has not had any material direct cash inflows or outflows with the sold entity. Prior to the change in the corporation’s reportable segments in 2006, the Direct Selling business had been reported within the Household Products segment.

U.S. Retail Coffee – In the first quarter of 2006, the corporation announced that it had entered into an agreement to sell its U.S. Retail Coffee business, and the transaction closed in the second quarter of 2006. The corporation received $82 of cash at closing and recognized a pretax and after tax gain of $5 and $3, respectively.

Prior to the change in the corporation’s reportable segments, the U.S. Retail Coffee business had been reported within the Beverage segment.

European Branded Apparel – During the third quarter of 2006, the corporation sold substantially all of the European Branded Apparel business. Using foreign exchange rates on the date of the transaction, the corporation received cash proceeds of $117 and recognized a pretax and after tax gain of $45 and $86, respectively. Although an impairment charge was recognized in the first quarter of 2006, the working capital of the business declined through the date of sale and a gain was recognized. The tax benefit recognized on the transaction resulted from a capital loss that the corporation was able to carry back against a capital gain recognized in a prior transaction. The definitive sale agreement provides for the sale of certain operations in the Philippines which were sold in 2007 and discussed above under the heading “Businesses Sold in 2007”.

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

Under the terms of the sale agreement, the corporation retained certain of the pension obligations of this business. As a result of an agreement reached with the trustees of a retained plan, it was agreed that annuities would be purchased to settle the related obligations. Upon the settlement of these obligations, the corporation will need to recognize in earnings any unrecognized actuarial gains or losses related to this plan. As of the end of 2007, the plan to be settled had an unrecognized actuarial loss of $28. At the present time, the corporation expects that annuities will be purchased and the pension obligation will be settled in either late 2008 or 2009. The impact of the settlement on the corporation’s earnings will depend upon the amount of the unrecognized actuarial loss at the settlement date. As of the end of 2007, plan assets exceeded the plan obligations. At the present time, the corporation does not anticipate that additional cash contributions to the plan will be needed to settle the obligation.

The European Branded Apparel business was previously reported in the corporation’s Branded Apparel segment.

European Nuts and Snacks – During the first quarter of 2006, steps were taken to market and dispose of the European Nuts and Snacks business, and the business was classified as held for disposal and reported as a discontinued operation. During the second quarter of 2006, the corporation entered into a definitive agreement to sell its European Nuts and Snacks business for 130 million euros and the corporation closed this transaction in June 2006. The Nuts and Snacks business in the Netherlands is separately reported and its operations and cash flows are identifiable. As a result, this component of the business is reported as a discontinued operation. The Nuts and Snacks operations in France and Belgium are integrated into the corporation’s other operations in these countries and share common distribution, sales and administrative functions. Since the operations and cash flows of these businesses could not be clearly distinguished from the retained businesses, the operating results of the businesses continue to be included in continuing operations. As a result of this business being reported in both discontinued and continuing operations, the gain on the sale of business is also reported in discontinued and continuing operations. The sale of the Nuts and Snacks business in the Netherlands generated a pretax and after tax gain of $66 and $70, respectively, and is reported in discontinued operations. An additional pretax and after tax gain of $41 and $27, respectively, related to the French and Belgian operations is recognized in continuing operations.

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. The corporation has not had any significant continuing involvement in this business after it was sold and does not expect to have any material direct cash inflows or outflows with the sold entity.

Prior to the change in segments in the corporation’s reportable segments, this business was previously reported in the Beverage segment.

U.K. Apparel – The U.K. Apparel business was sold in June 2006 in two transactions, with one buyer purchasing certain manufacturing operations in Sri Lanka and a separate buyer purchasing the Courtaulds operations centered in the U.K. The corporation recognized a pretax and after tax gain of $22 from selling the U.K. Apparel operations which was primarily related to the sale of the Sri Lankan operations. The gain on these sales was not subject to tax.

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. In 2005, these businesses were reported as part of the Branded Apparel segment.

Under the terms of the sale agreement, the corporation retained certain pension obligations associated with the U.K. Apparel business that was sold. The service cost of $12 in 2006 was recognized in discontinued operations and the remaining components of the net periodic benefit cost of these plans of $36 and $46 for 2007 and 2006, respectively, are recorded in “Selling, general and administrative expenses” in the Consolidated Statements of Income.

U.S. Meat Snacks – In March 2006, the corporation entered into a definitive agreement to sell its U.S. Meat Snacks business for $9. In June 2006, the corporation closed this transaction and recognized a pretax gain of $1 that was primarily offset by taxes. In 2005, this business was reported as part of the Sara Lee Meats segment.

64     Sara Lee Corporation and Subsidiaries

Net Assets Held for Disposal – At the end of 2007, all discontinued operations had been disposed of. The following table summarizes the net assets held for disposal at the close of 2006. These assets relate to the European Meats and Branded Apparel Americas/Asia businesses.

July 1, 2006
Cash and short-term investments	$14
Trade accounts receivable	680
Inventories	1,367
Other current assets	174
Total current assets held for disposal	2,235
Property	831
Trademarks and other intangibles	287
Goodwill	279
Other assets	154
Total assets held for disposal	$3,786
Notes payable	$7
Accounts payable	344
Accrued expenses and other current liabilities	570
Total current liabilities held for disposal	921
Other liabilities	367
Cumulative translation adjustment of businesses held for disposal	(229)
Total liabilities and cumulative translation adjustment held for disposal	$1,059

Note 5 – Common Stock

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2007	2006	2005
Beginning balances	760,980	785,895	793,924
Stock issuances
Stock option and benefit plans	2,556	1,613	9,379
Business acquisitions	–	–	7
Restricted stock plans	2,514	3,481	700
Reacquired shares	(41,730)	(30,072)	(18,293)
Other	113	63	178
Ending balances	724,433	760,980	785,895

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were $296 and $0.40 in 2007, $605 and $0.79 in 2006 and $614 and $0.78 in 2005. The corporation is incorporated in the state of Maryland and under those laws repurchased shares are retired as repurchased.

Note 6 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Cumulative Translation Adjustment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges	Pension Liability Adjustment	Accumulated Other Comprehensive Income
Balance at July 3, 2004	$(793)	$(14)	$(729)	$(1,536)
Other comprehensive income (loss) activity	62	–	(87)	(25)
Balance at July 2, 2005	(731)	(14)	(816)	(1,561)
Other comprehensive income (loss) activity	70	(28)	180	222
Balance at July 1, 2006	(661)	(42)	(636)	(1,339)
Spin off of Hanesbrands, Inc.	5	4	58	67
Adjustment to apply SAB No. 108	5	–	–	5
Adjustment to initially apply SFAS No. 158	–	–	(168)	(168)
Other comprehensive income (loss) activity	504	34	143	681
Balance at June 30, 2007	$(147)	$(4)	$(603)	$(754)

During 2007, the corporation recognized an expense of $229 on the sale of discontinued operations related to the recognition of cumulative translation adjustment amounts for the sold businesses.

Note 7 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans. At June 30, 2007, 90.3 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights.

On September 5, 2006, the corporation completed the spin off of its Branded Apparel Americas/Asia business to shareholders. Under the provisions of SFAS No. 123(R), the corporation reflected the impact of the equity restructuring on outstanding options and restricted stock units by increasing the number of options or stock units and reducing the exercise price of the options to preserve the economic value that existed at the time of the spin off. In conjunction with this modification, the corporation recognized a charge of $2.

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

	2007	2006	2005
Weighted average expected lives	6.1 years	6.1 years	3.5 years
Weighted average risk-free interest rate	4.8%	4.3%	3.3%
Range of risk-free interest rates	4.7 – 4.9%	4.2 – 4.3%	2.8 – 4.0%
Weighted average expected volatility	22.3%	26.2%	23.2%
Range of expected volatility	21.5 – 22.4%	25.2 – 26.4%	20.9 – 24.5%
Dividend yield	2.8%	4.2%	3.5%

The corporation uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The corporation discontinued the granting of replacement options at the beginning of 2006. As a result of this change, the corporation utilizes the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period.

A summary of the changes in stock options outstanding under the corporation’s option plans during 2007 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at July 1, 2006	49,023	$21.96	3.1	$3
Spin off adjustment	7,919
Options outstanding at July 1, 2006	56,942	$18.91	3.1	$3
Granted	2,263	14.42
Exercised	(2,476)	14.60
Canceled/expired	(13,735)	19.84
Options outstanding at June 30, 2007	42,994	$18.65	3.2	$21
Options exercisable at June 30, 2007	38,987	$18.98	2.7	$13

At July 1, 2006 and July 2, 2005, the number of options exercisable was 54,323 and 59,970, respectively, with weighted average exercise prices of $18.99 and $19.14, respectively. The weighted average grant date fair value of options granted during 2007, 2006 and 2005 was $3.23, $4.01 and $2.78, respectively. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $5, $2 and $46, respectively. The fair value of options that vested during 2007 and 2006 was $3 and $6, respectively. The corporation received cash from the exercise of stock options during 2007 of $36. As of June 30, 2007, the corporation had $4 of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 0.62 years.

Employee Stock Purchase Plan (ESPP) – The ESPP permits eligible full-time employees to purchase a limited number of shares of the corporation’s common stock at 85% of market value. During 2006, the corporation eliminated the 15% discount on shares acquired through the ESPP for all U.S. employees and continued to offer the discount for certain European employees. During 2007, the corporation eliminated the 15% discount for the remaining European employees. Under the plan, the corporation sold 40,770, 851,085 and 1,630,014 shares to employees in 2007, 2006 and 2005, respectively. Compensation expense is calculated for the fair value of the employees’ purchase rights using the Black-Scholes model. Assumptions include an expected life of one-fourth of a year and weighted average risk-free interest rates of 5.5% in 2007, 3.8% in 2006 and 2.3% in 2005. Other underlying assumptions are consistent with those used for the corporation’s stock option plans described above. The weighted average fair value of individual options granted during 2007, 2006 and 2005 was $3.18, $3.42 and $4.05, respectively. Effective in May 2007, the corporation’s board of directors terminated the ESPP.

66     Sara Lee Corporation and Subsidiaries

Stock Unit Awards – Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. A substantial portion of all RSUs vest solely upon continued future service to the corporation. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the corporation. Compensation expense is recognized in accordance with the provisions of FIN 28. A summary of the changes in the stock unit awards outstanding under the corporation’s benefit plans during 2007 is presented below:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested share units at July 1, 2006	6,217	$20.48	0.81	$100
Spin off adjustment	1,005
Nonvested share units at July 1, 2006	7,222	$17.63	0.81	$100
Granted	3,128	14.39
Vested	(3,772)	17.57
Forfeited	(446)	16.08
Nonvested share units at June 30, 2007	6,132	$16.13	1.34	$107
Exercisable share units at June 30, 2007	159	$16.42	3.68	$3

The total fair value of share-based units that vested during 2007 and 2006 was $66 and $82, respectively. As of June 30, 2007, the corporation had $34 of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.96 years.

Expense Recognized for All Stock-Based Compensation – For all share-based payments during 2007, the corporation recognized total compensation expense of $41 and recognized a tax benefit of $10. The corporation will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

Note 8 – Employee Stock Ownership Plans (ESOP)

The corporation maintains an ESOP that holds common stock of the corporation and provides a retirement benefit for nonunion domestic employees. During 2007, 2006 and 2005, the Sara Lee ESOP unallocated common stock received total dividends of $3 or $0.40 per share, $7 or $0.79 per share and $8 or $0.78 per share, respectively. The purchase of the original stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004, and only loans from the corporation to the ESOP remain. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force Opinion 89-8.

Sara Lee ESOP-related expenses amounted to $11 in 2007 and 2006 and $7 in 2005. Payments to the Sara Lee ESOP were $19 in 2007, $20 in 2006 and $12 in 2005.

Note 9 – Preferred Stock Purchase Rights

The corporation had a rights agreement, pursuant to which each outstanding share of the corporation’s common stock had attached to it one-half of a preferred stock purchase right entitling its holder to purchase from the corporation Series A Junior Participating Preferred Stock upon the occurrence of certain triggering events. The rights plan expired on September 1, 2006, and the Preferred Stock Purchase Rights ceased to exist.

Note 10 – Minority Interest in Subsidiaries

Minority interest in subsidiaries in 2007 consists of the equity interest of minority investors in consolidated subsidiaries of the corporation. The corporation’s consolidated minority interest income of $5 in 2007 and minority interest expense of $10 in 2006 and $8 in 2005 is recorded in “Selling, general and administrative expenses” in the Consolidated Statements of Income.

Note 11 – Earnings per Share

Net income per share – basic is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 35.2 million shares of common stock at June 30, 2007, 46.0 million shares of common stock at July 1, 2006 and 26.7 million shares of common stock at July 2, 2005 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock, and therefore antidilutive.

Sara Lee Corporation and Subsidiaries     67

Notes to Financial Statements

Dollars in millions except per share data

The following is a reconciliation of net income to net income per share – basic and – diluted for the years ended June 30, 2007, July 1, 2006 and July 2, 2005:

Shares in millions	2007	2006	2005
Income from continuing operations	$426	$31	$615
Income from discontinued operations	62	123	104
Gain on sale of discontinued operations	16	401	–
Net income	$504	$555	$719
Average shares outstanding – basic	741	766	789
Dilutive effect of stock option and stock award plans	2	2	7
Diluted shares outstanding	743	768	796
Income from continuing operations per share
– Basic	$0.58	$0.04	$0.78
– Diluted	$0.57	$0.04	$0.77
Income from discontinued operations per share
– Basic	$0.10	$0.68	$0.13
– Diluted	$0.10	$0.68	$0.13
Net income per share
– Basic	$0.68	$0.72	$0.91
– Diluted	$0.68	$0.72	$0.90

Note 12 – Long-Term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	Maturity Date	2007	2006
Senior debt – fixed rate
6.125% notes	2008	$806	$759
10.2% Mexican peso notes	2008 – 2013	36	34
6.0% – 6.95% medium-term notes	2008	227	252
2.75% notes	2008	300	300
7.05% – 7.40% notes	2008	75	75
6.5% notes	2009	150	150
7.26% – 7.71% notes	2010	25	25
6.25% notes	2012	1,110	1,110
3.875% notes	2013	500	500
10% zero coupon notes	2014	10	9
10% – 14.25% zero coupon notes	2015	44	39
6.125% notes	2033	500	500
Total senior fixed rate		3,783	3,753
Senior debt – variable rate
Euro denominated – euro interbank offered rate (EURIBOR) plus .10%	2009	336	316
Total senior debt		4,119	4,069
Obligations under capital lease		68	66
Other debt		65	70
Total debt		4,252	4,205
Unamortized discounts		(7)	(8)
Hedged debt adjustment to fair value		(11)	(25)
Total long-term debt		4,234	4,172
Less current portion		1,431	366
		$2,803	$3,806

Payments required on long-term debt during the years ending 2008 through 2012 are $1,431, $513, $49, $20 and $1,120, respectively. The corporation made cash interest payments of $270, $314 and $305 in 2007, 2006 and 2005, respectively.

Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years. The gross book value of capital lease assets included in property at June 30, 2007 and July 1, 2006 was $138 and $136, respectively. The net book value of capital lease assets included in property at June 30, 2007 and July 1, 2006 was $68 and $66, respectively.

68     Sara Lee Corporation and Subsidiaries

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at June 30, 2007 were as follows:

	Capital Leases	Operating Leases
2008	$21	$99
2009	16	78
2010	13	61
2011	10	49
2012	8	38
Thereafter	16	113
Total minimum lease payments	84	$438
Amounts representing interest	(16)
Present value of net minimum payments	68
Current portion	17
Noncurrent portion	$51

Depreciation expense of capital lease assets was $27 in 2007, $26 in 2006 and $29 in 2005. Rental expense under operating leases was $133 in 2007, $138 in 2006 and $120 in 2005.

Contingent Lease Obligation – The corporation is contingently liable for leases on property operated by others. At June 30, 2007, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $169. The minimum annual rentals under these leases are $25 in 2008, $24 in 2009, $21 in 2010, $17 in 2011, $15 in 2012 and $67 thereafter. The two largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. and certain leases related to the corporation’s U.K. Apparel operations that have been sold. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2007 was $13. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Note 14 – Credit Facilities

The corporation has a $1.85 billion credit facility that had an annual fee of 0.08% as of June 30, 2007. This agreement supports commercial paper borrowings and other financial instruments. Selected data on the corporation’s short-term obligations follow:

	2007	2006	2005
Maximum month-end borrowings	$1,348	$1,928	$2,870
Average borrowings during the year	286	1,648	2,512
Year-end borrowings	33	1,776	153
Weighted average interest rate during the year	5.6%	4.3%	2.3%
Weighted average interest rate at year-end	6.7	5.2	4.0

Note 15 – Sale of Accounts Receivable

During 2005, the corporation terminated its receivables sale program, and no receivables were sold under this program at the end of 2005.

Note 16 – Contingencies

Contingent Asset – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through July 15, 2009. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the 2007, 2006 and 2005 payments passed in the first quarter of each fiscal year and the corporation received the annual payments. The 2007 annual payment was equivalent to $120, the 2006 annual payment was equivalent to $114 and the 2005 payment was equivalent to $117 based upon the respective exchange rates on the dates of receipt. These amounts were recognized in the corporation’s earnings when received. The payments increased diluted earnings per share by $0.16 in 2007 and $0.15 in 2006 and 2005.

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

Notes to Financial Statements

Dollars in millions except per share data

rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the Consolidated Financial Statements of the corporation in any of the years presented. Although the outcome of such items cannot be determined with certainty, the corporation’s general counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.

Aris – Since 1995, three complaints have been filed on behalf of employees of a former subsidiary of the corporation known as Aris Philippines, Inc. (Aris) alleging unfair labor practices associated with Aris’ termination of manufacturing operations in the Philippines. Each of these three complaints includes allegations with the same issues and facts. With regard to two of these complaints, Aris prevailed in the administrative hearings held in the Philippines. Although implicated in these complaints, the corporation was not a party. The third complaint is a consolidation of cases filed in the Republic of the Philippines, Department of Labor and Employment and the National Labor Relations Commission (NLRC) from 1998 through July 1999 by individual complainants. On December 11, 1998, the third complaint was amended to name the corporation as a party. The case is styled: Emelinda Mactlang, et al. v. Aris Philippines, Inc., et al. In the underlying proceedings during 2006, the arbitrator ruled against the corporation and awarded the plaintiffs $60 in damages and fees. The corporation appealed this administrative ruling. On December 19, 2006, the NLRC issued a ruling setting aside the arbitrator’s ruling, and remanded the case to the arbitrator for further proceedings. The complainants and the corporation have filed motions for reconsideration – the corporation seeking reconsideration of the ruling to remand to the arbitrator. The corporation believes that the plaintiffs’ claims are without merit; however, no assurance can be given that this matter will not have a material adverse impact on the corporation’s financial position, results of operations or cash flows.

American Bakers Association (ABA) Retirement Plan – The corporation is a participating employer in the American Bakers Association Retirement Plan. In 1979, the Pension Benefit Guaranty Corporation (PBGC) determined that the ABA plan was an aggregate of single-employer pension plans, rather than a multi-employer plan. Under the express terms of the ABA plan’s governing documents, the corporation’s contributions can only be used to pay for the benefits of its own employee-participants. Based upon the PBGC determination and the advice of counsel, the corporation has accounted for this plan as a multiple employer plan and recognized its obligations under the plan as if it participated in a single-employer defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, “Employers Accounting for Pensions.”

In 2007, the PBGC rescinded its 1979 determination and concluded that the ABA plan was a multi-employer plan in which the participating parties share in the plan underfunding. The other major participant in the ABA plan is a bankrupt third party that is seeking an injunction to enforce the PBGC determination made earlier this year. The PBGC has indicated that the obligations associated with the bankrupt third-party plan participants are approximately $60 and there are no assets to fund these obligations. The corporation has initiated litigation seeking to overturn the 2007 PBGC litigation and intends to vigorously defend the position that it is responsible only for the obligations related to its current and former employees. The corporation believes that the PBGC’s 2007 determination is without merit; however, no assurance can be given that this matter will not have a material adverse impact on the corporation’s financial position, results of operations or cash flows.

Multi-Employer Pension Plans – The corporation participates in multi-employer pension plans that provide retirement benefits to employees covered by certain collective bargaining agreements. The Multi-employer Pension Plan Amendments Act includes the potential for the corporation to be assessed a partial withdrawal liability if business changes cause a cessation of contributions to a plan and a series of other factors exist. The corporation has been contacted by a multi-employer pension fund regarding a plant closing and at the present time no assessment has been made by the fund. However, an assessment may be made in the future. If an assessment is made by the fund, the corporation intends to dispute the matter, but would be required to pay the assessment amount under ERISA rules while the dispute is resolved. No assurances can be given that this matter will not have a material impact on the corporation’s financial position, results of operations or cash flows.

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

70     Sara Lee Corporation and Subsidiaries

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

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined, are as follows:

•

The corporation is contingently liable for leases on property operated by others. At June 30, 2007, the maximum potential amount of future payments that the corporation could be required to make if all the current operators default is $169. This contingent obligation is more completely described in Note 13 to the Consolidated Financial Statements, “Leases.”

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

Note 18 – Financial Instruments and Risk Management

Interest Rate and Currency Swaps – To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate instruments. The corporation has issued certain foreign-denominated debt instruments and utilizes currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt.

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

		Weighted Average Interest Rates[2]
	Notional Principal[1]	Receive	Pay
Interest Rate Swaps
2007 Receive fixed – pay variable	$1,315	5.1%	6.0%
2006 Receive fixed – pay variable	1,316	5.1	5.8
2005 Receive fixed – pay variable	1,644	4.8	4.4
Currency Swaps
2007 Receive fixed – pay fixed	$755	5.1%	5.0%
2006 Receive fixed – pay fixed	711	5.1	5.0
2005 Receive fixed – pay fixed	680	5.1	5.0
[1]

The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.

[2]	The weighted average interest rates are as of the respective balance sheet dates.

Forward Exchange, Futures and Option Contracts – The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product-sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, Swiss franc, Canadian dollar, British pound, Hungarian forint, Russian ruble and Australian dollar.

The corporation uses commodity forwards and options to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, natural gas, diesel fuel, coffee and corn. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices. In circumstances where commodity- derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

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

Notes to Financial Statements

Dollars in millions except per share data

requirement date of the hedged transaction, generally within one year.

	2007	2006	2005
Foreign Currency – Bought (Sold)
European euro	$16	$88	$1,537
British pound	(151)	(66)	110
Swiss franc	10	25	137
Canadian dollar	(10)	(6)	61
Hungarian forint	255	188	170
Russian ruble	(47)	(14)	(15)
Australian dollar	(36)	2	(1)
Other	(43)	(49)	52

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts relating to continuing operations to sell foreign currency, in U.S. dollars:

	2007	2006	2005
Foreign Currency – Sold
European euro	$8	$547	$548
Australian dollar	9	–	–

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive income and reclassified to earnings in 2007, 2006 and 2005:

	2007	2006	2005
Net accumulated derivative gain (loss) deferred at beginning of year	$(42)	$(14)	$(14)
Deferral of net derivative gain (loss) in accumulated other comprehensive income	29	(38)	(10)
Spin off of Hanesbrands	4	–	–
Reclassification of net derivative (gain) loss to income	5	10	10
Net accumulated derivative gain (loss) at end of year	$(4)	$(42)	$(14)

At June 30, 2007, the maximum maturity date of any cash flow hedge was 6.0 years (principally two currency swaps that mature in 2012 and 2013), excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net losses from accumulated other comprehensive income of $1 at the time the underlying hedged transactions are realized. In 2007 and 2006, hedge ineffectiveness was insignificant. During 2005, the corporation recognized an expense of $7 for hedge ineffectiveness related to cash flow hedges, which is recorded in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income. In 2007, 2006 and 2005, derivative losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting are insignificant in each of these periods.

Non-U.S. Dollar Financing Transactions – The corporation uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For 2007 and 2006, a net loss of $77 and $70, respectively, arising from effective hedges of net investments has been reflected in the cumulative translation adjustment account within common stockholders’ equity.

Fair Values – The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair value as of June 30, 2007 and July 1, 2006. The fair value of the remaining financial instruments recognized in continuing operations on the Consolidated Balance Sheets of the corporation at the respective year-ends were:

	2007	2006
Long-term debt, including current portion	$4,197	$4,116
Interest rate swaps	(18)	(30)
Currency swaps	(216)	(206)
Foreign currency forwards and options	7	(47)
Commodity forwards and options	7	(1)

The fair value of the corporation’s long-term debt, including the current portion, is estimated using discounted cash flows based on the corporation’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of interest rate and currency swaps is determined based upon externally developed pricing models, using financial market data obtained from swap dealers. The fair value of foreign currency and commodity forwards and options is based upon information obtained from third-party institutions.

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

72     Sara Lee Corporation and Subsidiaries

anticipate material losses because of these control procedures.

Trade accounts receivable due from customers that the corporation considers highly leveraged were $109 at June 30, 2007 and $116 at July 1, 2006. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Note 19 – Exit and Disposal Activities

In February 2005, the corporation announced a transformation plan designed to improve the corporation’s performance and better position it for long-term growth. Since the announcement, a number of actions have been initiated and substantially completed, resulting in the recognition of certain exit, disposal and other transformation costs. The following is a description of those actions and their related financial impact. In addition, the corporation has taken other actions in prior periods to restructure certain business operations. These actions and their related status are also described below.

The reported results for 2007, 2006 and 2005 reflect amounts recognized for exit, disposal, transformation and other restructuring actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The impact of these activities on income from continuing operations before income taxes is summarized as follows:

	2007	2006	2005
Exit activities	$113	$173	$79
Asset and business disposition actions	(12)	(80)	(27)
Transformation and other restructuring activities	151	184	11
	252	277	63
Adjustments to charges recognized in prior years	(6)	(7)	(9)
Reduction in income from continuing operations before income taxes	$246	$270	$54

The following table illustrates where the costs (income) associated with these actions are recognized in the Consolidated Statements of Income of the corporation:

	2007	2006	2005
Cost of sales:
Accelerated depreciation	$31	$30	$21
Curtailment gain from bakery workforce reduction	–	–	(28)
Transformation costs	10	5	–
	41	35	(7)
Selling, general and administrative expenses:
Transformation costs	109	154	9
Vacation policy change	–	(14)	–
Accelerated depreciation	1	9	–
Accelerated amortization of intangibles	–	–	9
	110	149	18
Net charges for:
Exit activities	107	166	70
Asset and business dispositions	(12)	(80)	(27)
	95	86	43
Reduction in income from continuing operations before income taxes	246	270	54
Income tax benefit	(89)	(91)	(14)
Reduction in income from continuing operations	$157	$179	$40
Impact on diluted EPS from continuing operations	$0.21	$0.23	$0.05

The impact of these actions on the corporation’s business segments and general corporate expenses is summarized as follows:

	2007	2006	2005
North American Retail Meats	$79	$48	$(31)
North American Retail Bakery	31	29	(6)
Foodservice	12	15	(2)
International Beverage	21	16	32
International Bakery	18	30	5
Household and Body Care	13	28	9
Decrease in business segment income	174	166	7
Increase in general corporate expenses	72	104	38
Accelerated amortization of intangibles	–	–	9
Total	$246	$270	$54

2007 Exit, Disposal and Transformation Activities – As part of the transformation plan, the corporation approved a series of actions in 2007 to exit certain defined business activities, dispose of certain business assets and lower its cost structure. A net charge of $252 was recognized for these approved actions. Each of these actions was to be completed

Sara Lee Corporation and Subsidiaries     73

Notes to Financial Statements

Dollars in millions except per share data

within a 12-month period after being approved. The composition of the $252 net charge is as follows:

Amounts Recognized in “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income –

•

$99 of the net charge is for the cost associated with terminating 2,658 employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific location of these employees is summarized in a table contained in this note.

•

$13 of the net charge relates to the cost to exit certain noncancelable lease and other contractual obligations. These costs relate primarily to the exit of the former corporate headquarters, two administrative buildings for the Foodservice and Household and Body Care segments, and a packaging facility for the Foodservice segment. These spaces have all been exited. Also included in the net charge are costs to exit certain contractual commitments with third-party vendors.

•

$1 of the net charge is related to the loss recognized with the decision to abandon certain capitalized software in the International Beverage segment. With the corporation’s initiative to improve information and technology systems under the transformation plan, certain software was identified as no longer being viable in the new environment. As a result, this software was abandoned and written off in 2007.

•

$12 of the net charge relates to the net gain realized on various asset and business disposition actions. Included in this net gain is a $23 gain related to completed transactions in the International Bakery and Household and Body Care business segments and the disposal of certain corporate assets. The most significant of these are a $14 gain on the sale of a Spanish office building and a $4 gain on the sale of an Australian manufacturing and administrative facility. The total cash proceeds from these asset dispositions were $31. Offsetting these gains are $11 of net charges consisting primarily of costs associated with the disposal of businesses.

Amounts Recognized in “Cost of sales” and “Selling, general and administrative expenses” lines of the Consolidated Statements of Income –

•

$32 of the net charge is related to accelerated depreciation recognized on certain assets targeted for disposal. Of the $32 total charge, $31 is reflected in the “Cost of sales” line and relates to the disposal of three manufacturing facilities and various manufacturing equipment for the North American Retail Meats, North American Retail Bakery, Foodservice, International Beverage and Household and Body Care segments. As of the end of 2007, all of the manufacturing facilities have been closed and one of these has been disposed of. For the manufacturing equipment, most of the equipment has ceased being used and is in the process of being disposed of. All of the remaining equipment is expected to be taken out of service within the next year. The remaining $1 of accelerated depreciation is reflected in the “Selling, general and administrative expenses” line and relates primarily to the closure of an administrative facility for the North American Retail Bakery segment. This facility was closed during 2007.

•

$119 of the net charge relates to various costs associated with the corporation’s ongoing transformation plan. Of this amount, $10 is recognized in the “Cost of sales” line and $109 is recognized in the “Selling, general and administrative expenses” line. These costs are primarily included in the following categories:

Employee-Related Costs – As part of the transformation plan, the corporation decided to centralize the management of its North American and European operations. As a result of this action, costs were incurred to relocate employees, recruit new employees and pay retention bonuses in order to preserve business continuity.

Information Technology Costs – In order to improve operational efficiency, the corporation decided to implement common information technology systems across the organization. Costs associated with assessing current systems, the evaluation of alternatives, and process re-engineering were expensed as incurred.

Consulting Costs – The corporation engaged a number of third-party consultants to assist in the development of strategic operating and financial plans, as well as to provide employee training and assistance in implementing the transformation plan.

74     Sara Lee Corporation and Subsidiaries

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2007 and the related status as of June 30, 2007. The accrued amounts remaining as of the end of 2007 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next two years.

	Exit and Disposal Costs Recognized	Non-Cash Credits and (Charges)	Asset and Business Disposition Gains	Cash Payments	Accrued Costs as of June 30, 2007
Employee termination and other benefits	$99	$–	$–	$(31)	$68
Noncancelable lease and other contractual obligations	13	–	–	(2)	11
Losses on abandonment of assets	1	(1)	–	–	–
Asset and business disposition actions	(12)	–	23	(11)	–
Accelerated depreciation	32	(32)	–	–	–
Transformation costs	119	(12)	–	(100)	7
	$252	$(45)	$23	$(144)	$86

The following table summarizes the employee terminations by location and business segment.

Number of Employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Corporate	Total
United States	1,600	332	225	–	–	–	17	2,174
Mexico	4	–	–	–	–	–	–	4
Europe	–	–	–	73	118	97	–	288
South America	–	–	–	192	–	–	–	192
	1,604	332	225	265	118	97	17	2,658
As of June 30, 2007:
Actions completed	1,522	198	138	141	72	40	15	2,126
Actions remaining	82	134	87	124	46	57	2	532
	1,604	332	225	265	118	97	17	2,658

2006 Exit, Disposal and Restructuring Activities – As part of the transformation plan, the corporation approved a series of actions in 2006 to exit certain defined business activities, dispose of certain business assets and lower its cost structure. Each of these activities was to be completed within a 12-month period after being approved. A net charge of $277 was recognized for these approved actions. During 2007, certain of these actions were completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in a net increase of $3 to income from continuing operations before income taxes in 2007. The $3 consists of a net credit of $6 for employee termination benefits and resulted from the actual costs to settle termination obligations varying from the original estimates and certain employees originally targeted for termination not being severed as originally planned. Offsetting this credit is a $3 increase to noncancelable lease and other contractual obligations, which resulted from the determination that the actual costs to settle certain of these lease obligations were more than originally estimated.

The $277 of net charges recognized in 2006 consisted of the following:

Amounts Recognized in “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income –

•

$159 of the net charge was for the cost associated with terminating 1,873 employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or local employment laws. The specific locations of these employees are summarized in a table contained in this note. As of the end of 2007, all of the employees had been terminated.

•

$8 of the net charge is for the cost of certain noncancelable lease and other contractual obligations. The lease costs relate primarily to the exit of an administrative building for the North American Retail Meats segment, the exit of various retail bakery stores and a commission payment made to a third party to sublease a leased facility for the Foodservice segment. The other contractual

75     Sara Lee Corporation and Subsidiaries

Notes to Financial Statements

Dollars in millions except per share data

obligations relate to the costs to terminate contracts with various Italian sales agents in the Household and Body Care segment. As of the end of 2007, the administrative building and the retail bakery spaces had been exited, the commission payment made and the contracts with sales agents terminated.

•

$6 of the net charge is related to the loss recognized with the decision to abandon certain capitalized software in the International Beverage segment. With the corporation’s initiative to improve information and technology systems under the transformation plan, certain software was identified as no longer being viable in the new environment. As a result, this software was abandoned and written off in 2006.

•

$80 of the net charge relates to the net gain realized on various asset and business disposition actions. Included in this amount is a net $119 gain related to completed transactions in the International Beverage, International Bakery and Household and Body Care business segments, as well as the disposal of certain corporate assets and minority interest investments. The most significant of these transactions was a $53 gain on the sale of working capital related to a European rice product line, a $28 gain on the sale of European skin care and sun care assets, and a $14 loss on the sale of a European cake plant. In addition, the corporation recognized a gain on the sale of certain assets of the French and Belgian Nuts and Snacks operation of $41. The remaining gain related to Nuts and Snacks is reported in discontinued operations. The total cash proceeds from these asset dispositions were $215. Offsetting this net gain is $39 of professional fees incurred in connection with preparing businesses for disposition.

Amounts Recognized in “Cost of sales” and “Selling, general and administrative expenses” lines of the Consolidated Statements of Income –

•

$39 of the net charge was related to accelerated depreciation recognized on certain assets targeted for disposal. Of the $39 total charge, $30 is reflected in the “Cost of sales” line and relates to the disposal of four manufacturing facilities and related equipment for the North American Retail Bakery, International Beverage and Household and Body Care segments, and equipment from various manufacturing sites for the North American Retail Meats, North American Retail Bakery and Foodservice segments. Of the four manufacturing facilities, the three owned facilities had been closed as of the end of 2006 and two of these have since been sold. The fourth facility was leased and had been exited. For the U.S. manufacturing equipment, all of the equipment has ceased being used. Additional accelerated depreciation was recognized on this equipment during 2007. The remaining $9 of accelerated depreciation is reflected in the “Selling, general and administrative expenses” line. This charge was related to the accelerated depreciation recognized on various assets for four administrative offices in the North American Retail Meats, North American Retail Bakery and Foodservice segments and the corporate headquarters. One of these facilities was owned and the remaining three offices were leased. As of the end of 2007, the owned facility has been sold and the three leased offices have been exited.

•

$159 of the net charge relates to various costs associated with the corporation’s ongoing transformation plan. Of this amount $5 is recognized in the “Cost of sales” line and $154 is recognized in the “Selling, general and administrative expenses” line. These expenses consisted primarily of employee-related costs, information technology costs and consulting costs, all of which were previously described in this note.

•

$14 of the net charge relates to income recognized as a result of the corporation’s decision to modify its vacation policy for U.S. employees during 2006. This change resulted in the forfeiture of certain vacation benefits that had been previously earned by employees. This credit is reflected in the “Selling, general and administrative expenses” line.

76     Sara Lee Corporation and Subsidiaries

The following table summarizes the net charges taken for the exit, disposal and restructuring actions approved during 2006 and the related status as of June 30, 2007. The accrued amounts remaining as of the end of 2007 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year.

	Exit and Disposal Costs Recognized	Non-Cash Credits and (Charges)	Asset and Business Disposition Gains	Cash Payments	Change in Estimate	Accrued Costs as of June 30, 2007
Employee termination and other benefits	$159	$–	$–	$(93)	$(6)	$60
Noncancelable lease and other contractual obligations	8	–	–	(8)	3	3
Losses on the abandonment of assets	6	(6)	–	–	–	–
Asset and business disposition actions	(80)	–	119	(39)	–	–
Accelerated depreciation	39	(39)	–	–	–	–
Transformation costs	159	(26)	–	(132)	–	1
Vacation policy change	(14)	14	–	–	–	–
	$277	$(57)	$119	$(272)	$(3)	$64

The following table summarizes the employee terminations by location and business segment. All actions have been completed.

Number of Employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Corporate	Total
United States	328	271	94	–	–	2	25	720
Canada	–	–	–	–	–	1	–	1
Europe	–	–	–	675	138	182	1	996
Australia	–	–	–	38	17	73	–	128
Asia	–	–	–	–	–	28	–	28
	328	271	94	713	155	286	26	1,873

2005 Exit, Disposal and Restructuring Activities – As part of the transformation plan, the corporation approved a series of actions in 2005 to exit certain defined business activities, dispose of certain business assets and lower its cost structure. Each of these activities was to be completed within a 12-month period after being approved. A net charge of $63 was recognized for these approved actions. During 2006, certain of these obligations were satisfied for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $2 to income from continuing operations before income taxes in 2006. This credit is for employee termination benefits and resulted from the actual costs to settle termination obligations being lower than expected and certain employees originally targeted for termination not being severed as originally planned.

The $63 of net charges recognized in 2005 consisted of the following:

Amounts Recognized in “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income –

•	$73 of the net charge was for the cost associated with terminating 739 employees and providing them with severance benefits in accordance with existing benefit plans or local employment laws. The specific locations of these employees are summarized in a table contained in this note.
•

$6 of the net charge was for the cost of certain noncancelable contractual obligations related to the exit of a German distribution agreement for the International Beverage segment. As of the end of 2006, the distribution agreement had been terminated.

•

$27 of the net charge was related to the net gains realized on various asset and business disposition actions. Included in this amount is $61 of gains related to completed transactions in the North American Retail Meats and Household and Body Care business segments. The most significant of these transactions is a $31 gain recognized on the disposal of certain trademarks and other assets of the corporation’s canned meats business and a $14 gain related to the disposal of an ethnic skin care product line sold primarily in the U.S. The total cash proceeds from these asset dispositions were $84. Offsetting these gains is $34 of professional fees incurred in connection with evaluating certain future business dispositions.

Sara Lee Corporation and Subsidiaries     77

Notes to Financial Statements

Dollars in millions except per share data

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

•

$21 of the net charge was related to the accelerated depreciation recognized on certain assets that were targeted for disposal. This amount is reflected in the “Cost of sales” line and relates to the disposal of six manufacturing facilities and certain manufacturing equipment in the North American Retail Bakery, Foodservice and Household and Body Care business segments. As of the end of 2007, three of the facilities have been sold and the remaining three facilities have been closed. The carrying value of the closed facilities is less than $1 and represents their estimated net realizable value.

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

The following table summarizes the net charges taken for the exit, disposal and restructuring actions approved during 2005 and the related status as of June 30, 2007. The accrued amounts remaining as of the end of 2007 represent those cash expenditures necessary to satisfy remaining obligations. The cash payments to satisfy the accrued costs are expected to be paid in the next year.

	Exit and Disposal Costs Recognized	Non-Cash Credits and (Charges)	Asset and Business Disposition Gains	Cash Payments	Change in Estimate	Accrued Costs as of June 30, 2007
Employee termination and other benefits	$73	$–	$–	$(56)	$(2)	$15
Noncancelable lease and other contractual obligations	6	–	–	(6)	–	–
Asset and business disposition actions	(27)	–	61	(34)	–	–
Curtailment gains on benefit plans	(28)	28	–	–	–	–
Accelerated depreciation	21	(21)	–	–	–	–
Accelerated amortization	9	(9)	–	–	–	–
Transformation costs	9	–	–	(9)	–	–
	$63	$(2)	$61	$(105)	$(2)	$15

The following table summarizes the employee terminations by location and business segment. All actions have been completed.

Number of Employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Corporate	Total
United States	23	152	198	–	–	–	10	383
Europe	–	–	–	110	48	137	1	296
Australia	–	–	–	–	–	60	–	60
	23	152	198	110	48	197	11	739

78     Sara Lee Corporation and Subsidiaries

Other Restructuring Actions – In prior periods, the corporation had approved and completed various actions to exit certain defined business activities and lower its cost structure. During 2007, certain adjustments were made to the accrued obligations remaining for these completed actions as a result of reaching final settlements more favorable than originally planned. The adjustments consisted of reductions in accrued termination benefits and other obligations for the North American Retail Meats, North American Retail Bakery, Foodservice and International Beverage business segments, as well as corporate, and resulted in an increase of $3 to income from continuing operations before income taxes. These adjustments are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

During 2006, adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned actions for amounts more favorable than originally anticipated. They included adjustments made to accrued termination benefits for the North American Retail Bakery, Foodservice, International Beverage and Household and Body Care business segments. These adjustments resulted in an increase of $5 to income from continuing operations before income taxes and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

During 2005, adjustments were made to certain accrued obligations that had been recorded in prior periods. These adjustments related to the final settlement of certain planned actions for amounts more favorable than originally anticipated. They included adjustments made to accrued termination benefits, certain noncancelable lease and other contractual obligations and the disposal of certain business assets for the North American Retail Meats, North American Retail Bakery and Foodservice business segments, as well as corporate. These adjustments resulted in an increase of $9 to income from continuing operations before income taxes and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

As of June 30, 2007, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $1 and represent certain severance and noncancelable lease obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations.

Note 20 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

On June 30, 2007, the corporation adopted certain of the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158).” See Note 2 – “Summary of Significant Accounting Policies” for additional information regarding the impact of the adoption of SFAS 158.

Measurement Date and Assumptions – A March 31 measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations for the three years ending June 30, 2007 were as follows:

	2007	2006	2005
Net periodic benefit cost
Discount rate	5.1%	5.2%	5.5%
Long-term rate of return on plan assets	6.8	6.4	6.6
Rate of compensation increase	3.9	3.9	4.3
Plan obligations
Discount rate	5.4%	5.1%	5.2%
Rate of compensation increase	3.8	3.9	3.9

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have an AA bond rating and match the average duration of the pension benefit payments. Salary increase assumptions are based upon historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Similar assumptions are used for the corporation’s U.S. and foreign plans.

Sara Lee Corporation and Subsidiaries     79

Notes to Financial Statements

Dollars in millions except per share data

Net Periodic Benefit Cost and Funded Status – The components of the net periodic benefit cost for continuing operations were as follows:

	2007	2006	2005
Components of defined benefit net periodic benefit cost
Service cost	$97	$104	$106
Interest cost	253	230	224
Expected return on assets	(279)	(226)	(203)
Amortization of
Prior service cost	8	2	2
Net actuarial loss	62	71	70
Net periodic benefit cost	$141	$181	$199

The corporation also recognized settlement, curtailment and termination losses of $12 in 2007 as a result of the termination of certain foreign employees due to plant closures and employee terminations in the U.S. The corporation had settlement and termination losses of $6 and $8 in 2006 and 2005, respectively.

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2008 is $7 and $34, respectively.

In 2006, the corporation sold its U.K. Apparel business and retained the pension obligations related to that operation. The corporation will no longer incur service costs for the participants in the U.K. Apparel plans after the date of sale. The service cost component incurred prior to the date of sale is recognized in discontinued operations while the remainder of the net periodic benefit cost after the date of sale is recognized in continuing operations.

The net periodic benefit cost of the corporation’s defined benefit pension plans in 2007 was $40 lower than in 2006. This was primarily due to a $53 increase in the expected return on plan assets in 2007 partially offset by higher interest expense. The greater asset return resulted from the fact that plan assets at the start of 2007 were $741 greater than at the start of 2006, and the corporation contributed $191 of cash to the plans during 2007.

The net periodic benefit cost of the corporation’s defined benefit pension plans in 2006 was $18 lower than in 2005. This was primarily due to a $23 increase in the expected return on plan assets in 2006 partially offset by higher interest expense. The greater asset return resulted from the fact that plan assets at the start of 2006 were $304 greater than at the start of 2005, and the corporation contributed $324 of cash to the plans during 2006.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

	2007	2006
Projected benefit obligation
Beginning of year	$4,904	$4,483
Service cost	97	114
Interest cost	253	230
Plan amendments	(10)	91
Acquisitions	–	14
Benefits paid	(201)	(178)
Participant contributions	3	5
Actuarial (gain) loss	(367)	85
Curtailment	(13)	(49)
Foreign exchange	260	109
End of year	4,926	4,904
Fair value of plan assets
Beginning of year	4,094	3,353
Actual return on plan assets	143	491
Employer contributions	191	324
Participant contributions	3	5
Benefits paid	(201)	(174)
Settlement	(8)	(4)
Acquisitions/(dispositions)	(24)	10
Hanesbrands spin off adjustment	(70)	–
Foreign exchange	218	89
End of year	4,346	4,094
Funded status	$(580)	(810)
Unrecognized
Prior service cost		90
Net actuarial loss		982
Prepaid benefit cost (liability) recognized		$262
Amounts recognized on the Consolidated Balance Sheets
Noncurrent asset	$84	$11
Accrued liabilities	(2)	(184)
Pension obligation	(662)	(231)
Accumulated other comprehensive income	–	666
Prepaid benefit cost (liability) recognized	$(580)	$262
Amounts recognized in Accumulated Other Comprehensive Income
Unamortized prior service cost	$84
Unamortized actuarial loss, net	746
Total	$830

The underfunded status of the plans declined from $810 in 2006 to $580 in 2007, primarily due to actuarial gains resulting, in part, from an increase in the discount rate and contributions made during the year.

An actuarial analysis under ERISA guidelines was completed to determine the plan assets that related to the

80     Sara Lee Corporation and Subsidiaries

pension plans that were transferred to Hanesbrands Inc. Based on this analysis, the corporation determined that $70 of plan assets in excess of the amount originally estimated would be transferred to Hanesbrands Inc. This additional asset transfer is reflected above as a reduction to the plan assets.

The corporation makes periodic cash contributions to its defined pension plans. The breakdown of the contributions between continuing and discontinued operations is as follows:

	2007	2006	2005
Summary of cash contributions
Continuing operations	$191	$324	$249
Discontinued operations	–	7	99
Total	$191	$331	$348

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2007 and 2006 were $4,716 and $4,674, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2007	2006
Projected benefit obligation	$3,261	$3,436
Accumulated benefit obligation	3,188	3,330
Fair value of plan assets	2,598	2,540

Plan Assets, Expected Benefit Payments and Funding – The allocation of pension plan assets as of the respective year-end measurement dates is as follows:

	2007	2006
Asset category
Equity securities	43%	45%
Debt securities	32	50
Real estate	3	3
Cash and other	22	2
	100%	100%

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

Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed-income securities is required. In others, the responsibility for managing the investments typically lies with a board that may include up to 50% of members elected by employees and retirees. This can result in differences compared to the strategies described above. The debt securities of certain plans in the U.K. transitioned into investments that better match the inflation and interest characteristics of the investments with those of the respective pension liabilities. As a result of this transition, a greater amount of assets was invested in cash and other investments at the end of 2007.

Pension assets at the 2007 and 2006 measurement dates do not include any direct investment in the corporation’s debt or equity securities.

Substantially all pension benefit payments are made from assets of the pension plans. Using foreign exchange rates as of June 30, 2007 and expected future service, it is anticipated that the future benefit payments will be as follows: $223 in 2008, $235 in 2009, $226 in 2010, $233 in 2011, $241 in 2012 and $1,313 from 2013 to 2017.

At the present time, the corporation expects to contribute $205 of cash to its pension plans in 2008. During 2006, the corporation entered into an agreement to fully fund certain U.K. pension obligations by 2015. The anticipated 2008 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with certain local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

The corporation sold a branded apparel business in the U.K. and retained certain of the pension obligations of this business. This specific plan was not included in the funding agreement noted above. An agreement was reached with the trustees of this retained plan that annuities would be

Sara Lee Corporation and Subsidiaries     81

Notes to Financial Statements

Dollars in millions except per share data

purchased to settle the related obligations. Upon the settlement of this obligation, the corporation will need to recognize in earnings any unamortized actuarial gains or losses related to this plan. As of the end of 2007, the plan to be settled had an unamortized loss of $28. At the present time, the corporation expects that annuities will be purchased and the pension obligation will be settled in either late 2008 or 2009. The impact of the settlement on the corporation’s earnings will depend upon the amount of the unamortized actuarial loss at the settlement date. As of the end of 2007, plan assets exceeded the plan obligations. At the present time, the corporation does not anticipate that additional cash contributions to the plan will be needed to settle the obligation.

Multi-employer Plans – The corporation participates in multi-employer plans that provide defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $47 in 2007, $45 in 2006, and $46 in 2005. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

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

On June 30, 2007, the corporation adopted certain of the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158).” See Note 2 – “Summary of Significant Accounting Policies” for additional information regarding the impact of the adoption of SFAS 158 and the related disclosure requirements.

Measurement Date and Assumptions – A March 31 measurement date is utilized to value plan assets and obligations for the corporation’s postretirement health-care and life-insurance plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending June 30, 2007 were:

	2007	2006	2005
Net periodic benefit cost
Discount rate	5.5%	5.1%	5.5%
Plan obligations
Discount rate	5.7%	5.5%	5.1%
Health-care cost trend assumed for the next year	9.5%	8.6%	8.6%
Rate to which the cost trend is assumed to decline	5.5%	5.3%	5.2%
Year that rate reaches the ultimate trend rate	2015	2010	2010

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have an AA bond rating that matches the average duration of the plan obligations. Assumed health-care trend rates are based on historical experience and management’s expectations of future cost increases. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One- Percentage- Point Increase	One- Percentage- Point Decrease
Effect on total service and interest components	$2	$(2)
Effect on postretirement benefit obligation	23	(20)

Net Periodic Benefit Cost and Funded Status – The components of the net periodic benefit cost and curtailment gains associated with continuing operations were as follows:

	2007	2006	2005
Components of defined benefit net periodic cost
Service cost	$8	$8	$11
Interest cost	13	14	18
Net amortization and deferral	(22)	(20)	(15)
Net periodic benefit cost (income)	$(1)	$2	$14
Curtailment gains	$(2)	$(7)	$(28)

The amount of the prior service credits, net actuarial loss and net initial asset that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2008 is $22 of income, $6 of expense and $2 of income, respectively.

82     Sara Lee Corporation and Subsidiaries

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

	2007	2006
Accumulated postretirement benefit obligation
Beginning of year	$227	$299
Service cost	8	8
Interest cost	13	14
Net benefit paid	(19)	(30)
Actuarial loss	52	10
Curtailment	(5)	(15)
Plan amendments	–	(61)
Foreign exchange	3	2
End of year	279	227
Fair value of plan assets	1	1
Funded status	$(278)	(226)
Unrecognized
Prior service credit		(209)
Net actuarial loss		41
Net initial asset		(12)
Net liability recognized on the Consolidated Balance Sheets		$(406)
Amounts recognized on the Consolidated Balance Sheets:
Accrued liabilities	$(18)	$(30)
Other liabilities	(260)	(376)
Total liability recognized	$(278)	$(406)
Amounts recognized in Accumulated Other Comprehensive Loss:
Unamortized prior service credit	$(186)
Unamortized net actuarial loss	86
Unamortized net initial asset	(11)
Total	$(111)

During 2006 and 2005, the corporation amended several of its postretirement medical plans. These amendments eliminated coverage for certain groups and required retirees to bear a greater portion of the cost of the plans. As a result of these actions, the accumulated postretirement benefit obligation declined and the amount of unrecognized negative prior service cost increased.

The reduced benefit levels resulting from the plan amendments and the related impact on the benefit obligation and negative prior service cost are primarily responsible for the reduction in the net periodic benefit cost of these plans in 2007 and 2006. In addition, actions taken by the corporation to reduce employment levels resulted in curtailment gains as the negative prior service cost associated with terminated employees was recognized in the continuing operations of the business.

Expected Benefit Payments and Funding – Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at June 30, 2007 and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $19 in 2008, $19 in 2009, $20 in 2010, $21 in 2011, $22 in 2012 and $114 from 2013 to 2017.

Note 22 – Intangible Assets and Goodwill Intangible Assets –The primary components of the corporation’s intangible assets reported in continuing operations and the related amortization expense are as follows:

2007

	Gross	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Trademarks and brand names	$839	$277	$562
Customer relationships	420	165	255
Computer software	342	223	119
Other contractual agreements	30	16	14
	$1,631	$681	950
Trademarks and brand names not subject to amortization			87
Net book value of intangible assets			$1,037

2006

	Gross	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Trademarks and brand names	$729	$228	$501
Customer relationships	410	134	276
Computer software	258	178	80
Other contractual agreements	26	13	13
	$1,423	$553	870
Trademarks and brand names not subject to amortization			179
Net book value of intangible assets			$1,049

The amortization expense reported in continuing operations for intangible assets subject to amortization was $115 in 2007, $110 in 2006 and $116 in 2005. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $115 in 2008, $103 in 2009, $95 in 2010, $88 in 2011 and $37 in 2012.

Sara Lee Corporation and Subsidiaries     83

Notes to Financial Statements

Dollars in millions except per share data

During 2007, the corporation recognized impairment charges of $26 and $16 related to certain trademarks that are used in the International Beverage and North American Retail Bakery segments, respectively. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” In addition, as a result of the annual impairment review, the corporation concluded that certain trademarks were no longer indefinite-lived and amortization was initiated. Trademarks of $28 and certain other intangible assets of $2 were acquired in 2007 in the Household and Body Care segment.

During 2006, the corporation recognized a $193 impairment charge related to certain trademarks that are used in the North American Retail Bakery and International Bakery segments. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” Trademarks of $12 and certain customer relationships and other contractual agreements of $35 were recognized with the acquisition of a retail meats business in Mexico and a U.S. bakery business.

Goodwill – The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2007 and 2006 are as follows:

	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Total
Net book value at July 2, 2005	$116	$277	$954	$260	$622	$509	$2,738
Acquisition	–	17	–	–	–	–	17
Foreign exchange/other	(1)	–	–	12	–	8	19
Net book value at July 1, 2006	115	294	954	272	622	517	2,774
Impairment	–	–	–	(92)	–	–	(92)
Foreign exchange/other	1	–	–	13	–	26	40
Net book value at June 30, 2007	$116	$294	$954	$193	$622	$543	$2,722

In 2007, non-deductible goodwill of $92 was impaired in the International Beverage segment. Of this amount, $86 relates to the Brazilian reporting unit and $6 relates to the Austrian reporting unit. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

In 2006, non-deductible goodwill of $17 was recognized in connection with the acquisition of Butter-Krust Baking, a Mid-Atlantic fresh bread and baking company.

84     Sara Lee Corporation and Subsidiaries

Note 23 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2007	2006	2005
Income from continuing operations before income taxes
United States	(45.4)%	(250.9)%	(22.6)%
Foreign	145.4	350.9	122.6
	100.0%	100.0%	100.0%
Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	43.4	274.5	30.6
Finalization of tax reviews and audits	(26.3)	(172.2)	(24.8)
Foreign taxes different than U.S. statutory rate	(13.7)	15.8	(8.5)
Valuation allowances	6.2	(18.5)	–
Benefit of foreign tax credits	(7.3)	(5.5)	(6.3)
Contingent sale proceeds	(10.0)	(20.8)	(5.5)
Tax rate changes	(3.8)	(2.4)	(3.2)
Goodwill impairment	8.0	–	–
Sale of capital assets	(36.3)	(14.4)	–
Other, net	3.2	(8.0)	0.3
Taxes at effective worldwide tax rates	(1.6)%	83.5%	17.6%

The tax expense related to continuing operations in 2007 was $168 lower in 2007 than in 2006 despite a $227 increase in income from continuing operations before income taxes. The decrease is primarily attributable to a reduction in costs associated with the repatriation of earnings from certain foreign subsidiaries and from the corporation recognizing certain tax benefits in 2007 from the sale of a subsidiary and the reduction in certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were completed.

The corporation recognized income tax expense of $194 in 2007 and $529 in 2006 related to certain earnings outside of the U.S. which were not deemed to be indefinitely reinvested. Hanesbrands historically generated a significant amount of cash from operations in the U.S. and this cash was used to service the corporation’s debt, as well as to pay dividends and support domestic capital requirements. As a result of the 2007 spin off of Hanesbrands and the disposition of a number of significant European operations, the level of cash necessary to finance the domestic operations and the cash considered to be permanently invested outside the U.S. was modified at the end of 2006. Aside from the items mentioned above, the corporation intends to continue to invest certain earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be approximately $375 to $400 for 2007 and 2006, respectively.

The 2007 and 2006 tax expense was benefited as a result of the finalization of tax audits in multiple jurisdictions for amounts more favorable than originally anticipated. The U.S. federal income tax returns filed by the corporation through July 3, 2004 have been examined by the U.S. Internal Revenue Service. The corporation continues to have ongoing audits in the U.S. and a number of international jurisdictions.

Current and deferred tax provisions (benefits) were:

	2007		2006		2005
	Current	Deferred	Current	Deferred	Current	Deferred
U.S.	$18	$(144)	$96	$256	$(217)	$172
Foreign	127	4	30	(224)	197	(20)
State	(4)	(8)	23	(22)	(31)	30
	$141	$(148)	$149	$10	$(51)	$182

Cash payments for income taxes from continuing operations were $378 in 2007, $121 in 2006 and $130 in 2005.

The deferred tax liabilities (assets) at the respective year-ends were as follows:

	2007	2006
Deferred tax (assets)
Pension liability	$(99)	$(39)
Employee benefits	(129)	(368)
Unrealized foreign exchange	(218)	(185)
Nondeductible reserves	(188)	(60)
Net operating loss and other tax carry forwards	(409)	(252)
Other	(73)	(6)
Gross deferred tax (assets)	(1,116)	(910)
Less valuation allowances	226	81
Net deferred tax (assets)	(890)	(829)
Deferred tax liabilities
Property, plant and equipment	$174	$235
Intangibles	289	413
Unrepatriated earnings	420	478
Deferred tax liabilities	883	1,126
Total net deferred tax (assets) liabilities	$(7)	$297

Net operating loss and other tax carryforwards expire as follows: $25 in 2009, $24 in 2011, $4 in 2016, $4 in 2020, $40 in 2021, $3 in 2022, and $3 in 2027. There is no expiration date on $276 of net operating loss carry forwards. There are state net operating losses of $30 that begin to expire in 2007 through 2027.

Sara Lee Corporation and Subsidiaries     85

Notes to Financial Statements

Dollars in millions except per share data

Valuation allowances have been established on net operating losses and other deferred tax assets in Germany, the United Kingdom, Brazil and U.S. state jurisdictions as a result of the corporation’s determination that there is less than a 50% likelihood that these assets will be realized.

Note 24 – Business Segment Information

The following are the corporation’s six business segments and the types of products and services from which each reportable segment derives its revenues. In the first quarter of fiscal 2007, the corporation completed the spin off of its branded apparel operations in the Americas/Asia. The Branded Apparel Americas/Asia business was previously reported as a separate segment. This business, which is now known as Hanesbrands Inc. (Hanesbrands), was spun off to the corporation’s shareholders and began being reported as a discontinued operation in the first quarter of fiscal 2007. The spin off of Hanesbrands is more fully described in Note 4, “Discontinued Operations.” In the second quarter of fiscal 2007, the corporation changed the reporting structure of its internal organization, and management responsibility for an operating plant was moved from the International Beverage segment to the Foodservice segment. Prior period results have been reclassified to reflect both the Hanesbrands business as a discontinued operation and the change in operating responsibility for the operating plant from the International Beverage segment to the Foodservice segment.

•

North American Retail Meats – sells a variety of meat products to retail customers in North America, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, meat snacks and cooked and dry hams.

•

North American Retail Bakery – sells a wide variety of fresh and frozen baked products and specialty items to retail customers in North America and includes the corporation’s U.S. Senseo retail coffee business. Such products include bread, buns, bagels, rolls, muffins, specialty bread, frozen pies, cakes, cheesecakes and other desserts.

•	Foodservice – sells meat, bakery and coffee products to the following customers in North America: broad-line foodservice distributors, restaurants, hospitals and other large institutions.
•	International Beverage – sells coffee and tea products to retail and foodservice customers in certain markets around the world, including Europe, Australia and Brazil.
•	International Bakery – sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.
•	Household and Body Care – produces and sells products in four primary product categories: body care, air care, shoe care and insecticides.

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

	2007	2006	2005
Sales[1,2]
North American Retail Meats	$2,638	$2,534	$2,440
North American Retail Bakery	1,998	1,871	1,812
Foodservice	2,197	2,179	2,142
International Beverage	2,617	2,320	2,288
International Bakery	799	742	768
Household and Body Care	2,042	1,827	1,927
	12,291	11,473	11,377
Intersegment	(13)	(13)	(31)
Total	$12,278	$11,460	$11,346
Operating segment income (loss)[3,4,5]
North American Retail Meats	$79	$149	$179
North American Retail Bakery	(2)	(197)	(4)
Foodservice	139	116	171
International Beverage	317	388	416
International Bakery	38	20	70
Household and Body Care	272	216	310
Total operating segment income	843	692	1,142
Amortization of trademarks and other intangibles [5]	(67)	(62)	(67)
General corporate expenses [3,4,5]	(340)	(322)	(246)
Contingent sale proceeds	120	114	117
Total operating income	556	422	946
Net interest expense	(137)	(230)	(200)
Income from continuing operations before income taxes	$419	$192	$746

86     Sara Lee Corporation and Subsidiaries

	2007	2006	2005
Assets
North American Retail Meats	$1,260	$1,211	$1,198
North American Retail Bakery	1,255	1,275	1,450
Foodservice	1,746	1,733	1,739
International Beverage	2,886	2,219	1,449
International Bakery	1,485	1,352	1,142
Household and Body Care	2,880	2,406	1,704
	11,512	10,196	8,682
Net assets held for sale	2	1	–
Discontinued operations	–	3,786	5,373
Other[6]	676	677	485
Total assets	$12,190	$14,660	$14,540
Depreciation
North American Retail Meats	$108	$95	$79
North American Retail Bakery	76	80	89
Foodservice	66	72	65
International Beverage	72	67	75
International Bakery	24	25	25
Household and Body Care	35	42	29
	381	381	362
Discontinued operations	19	147	190
Other	20	13	18
Total depreciation	$420	$541	$570
Additions to long-lived assets
North American Retail Meats	$207	$133	$113
North American Retail Bakery	84	147	35
Foodservice	88	71	69
International Beverage	127	113	107
International Bakery	28	24	25
Household and Body Care	74	44	39
	608	532	388
Other	51	25	19
Total additions to long-lived assets	$659	$557	$407
[1]	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
[2]

Revenues from one customer represent approximately $1.3 billion, $1.2 billion and $1.0 billion of the corporation’s consolidated revenues in 2007, 2006 and 2005, respectively. Each of the corporation’s business segments sells to this customer.

[3]

2007 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a charge of $113, North American Retail Bakery – a charge of $48, Foodservice – a charge of $11, International Beverage – a charge of $139, International Bakery – a charge of $18, Household and Body Care – a charge of $17, Corporate Office – a charge of $72.

[4]

2006 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a charge of $48, North American Retail Bakery – a charge of $208, Foodservice – a charge of $20, International Beverage – a charge of $16, International Bakery – a charge of $44, Household and Body Care – a charge of $28, Corporate Office – a charge of $104.

[5]	2005 includes amounts recognized for exit activities, asset and business dispositions, transformation expenses and accelerated depreciation in the

Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a credit of $31, North American Retail Bakery – a credit of $6, Foodservice – a credit of $2, International Beverage – a charge of $32, International Bakery – a charge of $5, Household and Body Care – a charge of $9, Corporate Office – a charge of $38 and accelerated amortization of intangibles – a charge of $9.

[6]	Principally cash and cash equivalents, certain fixed assets, deferred tax assets and certain other noncurrent assets.

Note 25 – Geographic Area Information

	United States	Spain	Netherlands	Other	Total
2007
Sales	$6,602	$871	$1,077	$3,728	$12,278
Long-lived assets	4,171	443	630	978	6,222
2006
Sales	$6,362	$793	$1,010	$3,295	$11,460
Long-lived assets	4,080	392	690	1,013	6,175
2005
Sales	$6,232	$840	$1,114	$3,160	$11,346
Long-lived assets	4,379	252	446	1,234	6,311

Note 26 – Quarterly Financial Data (Unaudited)

	Quarter
	First	Second	Third	Fourth
2007
Continuing operations
Net sales	$2,891	$3,182	$3,006	$3,199
Gross profit	1,095	1,210	1,186	1,235
Income (loss)[1]	255	(57)	113	115
Income (loss) per common share
– Basic[1]	0.34	(0.08)	0.15	0.16
– Diluted[1]	0.34	(0.08)	0.15	0.16
Net income (loss)[2]	333	(62)	116	117
Net income (loss) per common share
– Basic[2]	0.44	(0.08)	0.16	0.16
– Diluted[2]	0.44	(0.08)	0.16	0.16
Cash dividends declared	0.1000	0.1000	0.1000	0.1000
Market price
– high	17.11	17.23	17.49	18.15
– low	14.08	16.00	16.00	16.33
– close	16.07	17.03	16.92	17.40

Sara Lee Corporation and Subsidiaries     87

Notes to Financial Statements

Dollars in millions except per share data

	Quarter
	First	Second	Third	Fourth
2006
Continuing operations
Net sales	$2,763	$2,974	$2,754	$2,969
Gross profit	1,056	1,158	1,060	1,161
Income (loss)[3]	102	42	79	(192)
Income (loss) per common share
– Basic[3]	0.13	0.06	0.10	(0.25)
– Diluted[3]	0.13	0.06	0.10	(0.25)
Net income[4]	67	438	42	8
Net income per common share
– Basic[4]	0.09	0.58	0.06	0.01
– Diluted[4]	0.09	0.57	0.06	0.01
Cash dividends declared	0.1975	0.1975	0.1975	0.1975
Market price
– high	20.95	19.19	19.64	18.82
– low	18.59	17.31	17.33	15.89
– close	18.95	18.90	17.88	16.02

Notes to quarterly table:

The 2006 results have been reclassified to reflect the Hanesbrands business as a discontinued operation.

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

	Quarter
	First	Second	Third	Fourth
2007
[1] Impact of significant items on income (loss) from continuing operations	$132	$(212)	$15	$(5)
EPS impact
– Basic	0.17	(0.29)	0.02	(0.01)
– Diluted	0.17	(0.29)	0.02	(0.01)
[2] Impact of significant items on net income (loss)	148	(217)	18	(4)
EPS impact
– Basic	0.20	(0.29)	0.03	(0.01)
– Diluted	0.19	(0.29)	0.03	(0.01)

	Quarter
	First	Second	Third	Fourth
2006
[3] Impact of significant items on income (loss) from continuing operations	$(24)	$(63)	$(25)	$(108)
EPS impact
– Basic	(0.03)	(0.08)	(0.03)	(0.14)
– Diluted	(0.03)	(0.08)	(0.03)	(0.14)
[4] Impact of significant items on net income	(196)	199	(144)	10
EPS impact
– Basic	(0.25)	0.26	(0.19)	0.01
– Diluted	(0.25)	0.26	(0.19)	0.01

Note 27 – Subsequent Events

Contingent Sale Proceeds – In July 2007, the corporation received a payment of 95 million euros, as the contingencies had passed related to the 2008 annual contingent payment from the sale of the corporation’s cut tobacco business. Based upon exchange rates in effect on the date of receipt, the payment was equivalent to $130 and will be recognized in the first quarter of 2008. Further details regarding these contingent payments from the sale of the corporation’s cut tobacco business are contained in Note 16 to the Consolidated Financial Statements, “Contingencies.”

Debt Maturity – Subsequent to year end, $881 of the corporation’s long-term debt matured and was repaid using cash on hand.

88     Sara Lee Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Sara Lee Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at June 30, 2007 and July 1, 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans in fiscal 2007.

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

Chicago, Illinois

August 27, 2007

Sara Lee Corporation and Subsidiaries     89

Management’s Report on Internal Control Over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of June 30, 2007 and report, based on that assessment, whether the corporation’s internal controls over financial reporting are effective.

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

The corporation’s management has assessed the effectiveness of its internal control over financial reporting as of June 30, 2007. In making this assessment, the corporation used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The corporation’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation’s assessment, management has concluded that, as of June 30, 2007, the corporation’s internal control over financial reporting was effective.

The corporation’s internal control over financial reporting as of June 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Brenda C. Barnes President and Chief Executive Officer

L.M. (Theo) de Kool Chief Financial and Administrative Officer

90     Sara Lee Corporation and Subsidiaries