Form 10-K, Exhibit 13
period 2008-06-28
Sara Lee Corp
filed 2008-08-27
CIK 23666

Exhibit 13

Financial summary

Dollars in millions except per share data	Years ended	June 28, 2008 [1]	June 30, 2007 [2]	July 1, 2006 [3]	July 2, 2005 [4]	July 3, 2004 [5,6]
Results of Operations
Continuing operations
Net sales		$13,212	$11,983	$11,175	$11,115	$11,029
Operating income[7]		260	562	416	943	1,015
Income before income taxes		160	429	189	746	824
Income (loss)		(41)	440	31	616	553
Effective tax rate		125.6%	(2.6)%	83.6%	17.5%	32.8%
Income (loss) per share of common stock
Basic		$ (0.06)	$ 0.59	$ 0.04	$ 0.78	$ 0.70
Diluted		(0.06)	0.59	0.04	0.77	0.69
Income (loss) from discontinued operations		(14)	48	123	103	719
Gain (loss) on sale of discontinued operations		(24)	16	401	–	–
Net income (loss)		(79)	504	555	719	1,272
Net income (loss) per share of common stock
Basic		(0.11)	0.68	0.72	0.91	1.61
Diluted		(0.11)	0.68	0.72	0.90	1.59

Financial Position
Total assets		$10,830	$11,755	$14,660	$14,540	$15,044
Total debt		3,188	4,220	5,914	4,613	5,253

Per Common Share
Dividends declared[8]		$ 0.42	$ 0.50	$ 0.59	$ 0.79	$ 0.78
Book value at year-end[8]		3.98	3.51	3.22	3.28	3.34
Market value at year-end		12.18	17.40	16.02	19.65	23.17
Shares used in the determination of net income per share
Basic (in millions)		715	741	766	789	788
Diluted (in millions)		715	743	768	796	798

Other Information – Continuing Operations Only[9]
Net cash flow from operating activities		$ 596	$ 404	$ 405	$ 521	$ 1,188
Net cash from (used in) investing activities		(188)	615	704	(123)	(113)
Net cash from (used in) financing activities		(1,806)	(857)	509	(491)	(1,443)
Depreciation		398	395	389	375	375
Media advertising expense		325	313	298	333	293
Total advertising and promotion expense		594	566	531	546	518
Capital expenditures		509	598	438	395	383
Common stockholders of record		70,000	76,000	82,000	87,000	91,000
Number of employees		44,000	46,000	50,000	50,000	58,000

The amounts above include the impact of certain significant items. Significant items include exit activities, asset and business dispositions including the spin off of the Hanesbrands business in 2007, impairment charges, transformation charges, accelerated depreciation and amortization, hurricane losses, settlement and curtailment gains or losses, a change in the vacation policy and various significant tax matters. Further details of these items are included in the Financial Review on page 4.

1	In 2008, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $941 and $765, respectively.
2	In 2007, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $417 and $90, respectively.
3	In 2006, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $468 and $220, respectively.
4	In 2005, the impact of significant items decreased income from continuing operations before income taxes by $54 and increased income from continuing operations by $169.
5	53-week year.
6	In 2004, the impact of significant items, excluding the impact of the 53rd week, decreased income from continuing operations before income taxes and income from continuing operations by $11 and $5, respectively.
7	Operating income is reconciled between the income from each of the corporation’s business segments to income from continuing operations before income taxes in Note 22 of the Consolidated Financial Statements titled, “Business Segment Information.”
[8]	Certain prior year amounts have been restated to correct a misstatement in dividends and common stockholders’ equity. See Note 1 of the Consolidated Financial Statements for additional information.
9	Financial amounts only include results for businesses reported in continuing operations.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

10    Sara Lee Corporation and Subsidiaries

Financial review

This Financial Review discusses the corporation’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2008, 2007 and 2006 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•    Business Overview

•    Summary of Results

•    Review of Consolidated Results

•    Operating Results by Business Segment

•    Financial Condition

•    Liquidity

•    Risk Management

•    Significant Accounting Policies and Critical Estimates

•    Issued But Not Yet Effective Accounting Standards

•    Forward-Looking Information

Business Overview

Our Business  Sara Lee is a global manufacturer and marketer of high-quality, brand name products for consumers throughout the world focused primarily in the meats, bakery, beverage, and household products categories. Our major brands include Ambi Pur, Ball Park, Douwe Egberts, Hillshire Farm, Jimmy Dean, Kiwi, Sanex, Senseo and our namesake, Sara Lee.

In North America, the North American Retail Meats segment sells a variety of packaged meat products that include hot dogs, corn dogs, breakfast sausages, dinner sausages and deli meats, while the North American Retail Bakery segment sells a variety of fresh and frozen baked products and specialty items that include bread, buns, bagels, cakes and cheesecakes. These products are sold through the retail channel to supermarkets, warehouse clubs and national chains. The Foodservice segment sells a variety of meat, bakery and beverage products to foodservice customers in North America. Internationally, the International Beverage segment sells coffee and tea products in Europe, Brazil, Australia and Asia through both the retail and foodservice channels, while the International Bakery segment sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia. The Household and Body Care segment sells body care, air care, shoe care and insecticides to retail customers primarily in Western and Central Europe and the Asia Pacific region.

The company is focused on building sustainable, profitable growth over the long term by achieving share leadership in its core categories; innovating around its core products and product categories; expanding into high opportunity geographic markets and strategic joint ventures/partnerships; delivering superior quality and value to our customers; and driving operating efficiencies.

Challenges and Risks  As an international consumer products company, we face certain risks and challenges that impact our business and financial performance. The risks and challenges described below have impacted our performance and are likely to impact our future results as well.

The food and consumer products businesses are highly competitive. In many product categories, we compete not only with widely advertised branded products, but also with private label products that are generally sold at lower prices. The consumers’ willingness to purchase our products depends upon our ability to offer brand value propositions – selling products that consumers perceive as higher value at economical prices.

Commodity prices directly impact our business because of their effect on the cost of raw materials used to make our products and the cost of inputs to manufacture, package and ship our products. Many of the commodities we use, including beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter, sugar and fuel, have experienced price volatility due to factors beyond our control. The company’s objective is to offset commodity price increases with pricing actions and to offset any operating costs increases with continuous improvement savings.

We also face significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive pressures. Such pressures also may restrict our ability to increase prices in response to raw material and other cost increases. Any reduction in prices as a result of competitive pressures, or our failure to increase prices when raw material costs increase, negatively impacts our profit margins.

To maintain and increase our existing market share in this highly competitive environment, we need to regularly spend on advertising and promotions and introduce new products. Due to inherent risks and uncertainty in the marketplace associated with the success of advertising and new product introductions, including uncertainties about trade and consumer acceptance, these expenditures may not result in increased sales and as a result could lower our profits.

The company’s business results are also heavily influenced by changes in foreign currency exchange rates. For the most recently completed fiscal year, approximately 50% of net sales and the majority of operating segment income were generated outside of the U.S. As a result, changes in foreign currency exchange rates, particularly the European euro, can have a significant impact on the reported results.

The company’s international operations provide a significant portion of the company’s cash flow from operating activities, which has required and is expected to continue to require the company to repatriate a greater portion of cash generated outside of the U.S. The repatriation of these funds has resulted in higher income tax expense and cash tax payments.

Sara Lee Corporation and Subsidiaries    11

Financial review

Summary of Results

2008 Compared with 2007 The business highlights for 2008 include the following:

•    Net sales increased by 10.3% to $13.2 billion, reflecting the positive impact of changes in foreign currency exchange rates, price increases to offset higher commodity costs, higher unit volumes and an improved sales mix.

•    Reported operating income declined by $302 million to $260 million. The current year results were negatively impacted by $851 million of impairment charges.

•    The $851 million non-cash pretax impairment charge in 2008 was related to the goodwill associated with the North American foodservice bakery and Spanish bakery businesses and the write-downs of certain other assets in the North American operations.

•    Operating segment income increased at each of the business segments, with the exception of Foodservice and International Bakery, driven by favorable changes in foreign currency exchange rates, pricing actions, improved volumes and sales mix, and cost savings achieved from continuous improvement initiatives.

•    The results for continuing operations were a loss of $41 million, or $0.06 per share on a diluted basis, reflecting the impact of the impairment charges noted above.

•    Cash from operating activities increased by $114 million due to improved earnings, excluding non-cash impairment and other charges, partially offset by an increase in cash used to fund working capital requirements.

•    Capital expenditures for property, plant and equipment and computer software declined $116 million due in part to reduced spending on information technology systems.

•    The company’s total debt declined by $1,032 million as cash on hand was used to repay maturing long-term debt.

•    The company expended $315 million to repurchase 20 million shares of its common stock under a share repurchase program.

Significant Items Affecting Comparability  The reported results for 2008, 2007 and 2006 reflect amounts recognized for actions associated with the corporation’s ongoing business transformation program, which was announced in February 2005 and other significant amounts that impact comparability. The nature of these items includes the following:

Exit Activities, Asset and Business Dispositions  These costs are reported on a separate line of the Consolidated Statements of Income. Exit activities primarily relate to charges taken to recognize severance actions approved by the corporation’s management and the exit of leased facilities or other contractual arrangements. Asset and business disposition activities include costs associated with separating businesses targeted for sale and preparing financial statements for these businesses, as well as gains and losses associated with the disposition of asset groups that do not qualify for discontinued operations reporting. More information on these costs can be found in Note 5 to the Consolidated Financial Statements, “Exit, Disposal and Transformation Activities.”

Business Transformation Costs  In February 2005, the corporation announced a transformation plan designed to improve performance and better position the corporation for long-term growth. The plan involved significant changes in the organization structure, portfolio changes including the disposition of a significant portion of the corporation’s businesses and initiatives to improve operational efficiency.

The costs related to the transformation include costs to retain and relocate existing employees, recruit new employees, third-party consulting costs associated with transformation efforts, and amortization costs for new enterprise-wide software. In addition, these costs include incremental depreciation associated with decisions to close facilities at dates sooner than originally anticipated, pursuant to an exit plan. These costs are recognized in Cost of Sales or Selling, General and Administrative Expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition under Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” However, management believes that the disclosure of these transformation related charges provides the reader greater transparency to the total cost of the transformation plan. More information on these costs can be found in Note 5 to the Consolidated Financial Statements, “Exit, Disposal and Transformation Activities.”

The savings resulting from these transformation actions were $218 million in 2008, $160 million in 2007 and $62 million in 2006. The incremental benefits resulting from the ongoing exit and business transformation activities are a significant factor in the operating performance of the continuing businesses. The corporation anticipates annual savings in 2009 for these actions to be approximately $220 million.

Impairment Charges  These costs are included on a separate line of the Consolidated Statements of Income and represent charges for the impairment of fixed assets, intangible assets, goodwill and investments held by the corporation. More information regarding impairment charges can be found in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

The reported results were also impacted by certain discrete tax matters that affect comparability. They include contingent tax obligation adjustments, tax on repatriation of prior years’ earnings, valuation allowance adjustments and various other tax matters.

The impact of the above items on net income and diluted earnings per share is summarized on the following page.

12    Sara Lee Corporation and Subsidiaries

Impact of Significant Items on Income from

Continuing Operations and Net Income

	Year ended June 28, 2008			Year ended June 30, 2007			Year ended July 1, 2006

In millions except per share data	Pretax Impact	Net Income	Diluted EPS Impact [1]	Pretax Impact	Net Income	Diluted EPS Impact [1]	Pretax Impact	Net Income	Diluted EPS Impact [1]

Significant items affecting comparability of income from continuing operations and net income
(Charges for) income from exit activities	$ (39)	$ (25)	$(0.03)	$(106)	$(69)	$(0.09)	$(166)	$(111)	$(0.14)
Income from (charges for) asset and business disposition activities	1	–	–	12	10	0.01	80	52	0.07

Subtotal	(38)	(25)	(0.03)	(94)	(59)	(0.08)	(86)	(59)	(0.08)
(Charges) income in cost of sales
Transformation charges – IT costs	(8)	(5)	(0.01)	(10)	(6)	(0.01)	(5)	(3)	–
Accelerated depreciation	(1)	(1)	–	(31)	(19)	(0.03)	(29)	(19)	(0.02)
Hurricane losses	–	–	–	–	–	–	(2)	(1)	–
(Charges) income in SG&A expenses
Transformation charges – IT costs	(40)	(26)	(0.04)	(42)	(27)	(0.04)	(32)	(21)	(0.03)
Other transformation costs	(3)	(2)	–	(67)	(44)	(0.06)	(122)	(80)	(0.10)
Accelerated depreciation	–	–	–	(1)	(1)	–	(10)	(6)	(0.01)
Change in vacation policy	–	–	–	–	–	–	14	9	0.01
Hurricane losses	–	–	–	–	–	–	(3)	(2)	–
Impairment charges	(851)	(827)	(1.16)	(172)	(145)	(0.19)	(193)	(120)	(0.16)

Impact of significant items on income from continuing operations before income taxes	(941)	(886)	(1.24)	(417)	(301)	(0.41)	(468)	(302)	(0.39)
Significant tax matters affecting comparability
Deferred tax valuation allowance adjustment	–	19	0.03	–	(27)	(0.04)	–	36	0.05
Tax benefit on disposition of a business	–	–	–	–	169	0.23	–	–	–
Contingent tax obligation adjustment	–	103	0.14	–	67	0.09	–	332	0.43
Tax on repatriation of prior years’ earnings	–	–	–	–	–	–	–	(291)	(0.38)
Other tax adjustments, net	–	(1)	–	–	2	–	–	5	0.01

Impact on income from continuing operations	(941)	(765)	(1.07)	(417)	(90)	(0.13)	(468)	(220)	(0.29)
Significant items impacting discontinued operations
U.K. Pension plan settlement charge	(15)	(15)	(0.02)	–	–	–	–	–	–
Impairment charges	–	–	–	–	–	–	(394)	(338)	(0.43)
Charge for transformation expenses	(1)	(1)	–	(1)	(1)	–	(13)	(8)	(0.01)
European Meats curtailment gain	–	–	–	–	–	–	11	8	0.01
Contingent tax adjustments	–	–	–	–	–	–	–	(24)	(0.03)
Tax benefit from Direct Selling	–	–	–	–	–	–	–	50	0.07
Gain (loss) on the sale of discontinued operations, net	(23)	(24)	(0.03)	5	16	0.02	466	401	0.52

Impact of significant items on net income	$(980)	$(805)	$(1.12)	$(413)	$(75)	$(0.10)	$(398)	$(131)	$(0.17)

1	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

Sara Lee Corporation and Subsidiaries    13

Financial review

Review of Consolidated Results

The following tables summarize net sales and operating income for 2008 versus 2007 and 2007 versus 2006 and certain items that affected the comparability of these amounts:

2008 versus 2007

In millions	2008	2007	Dollar Change	Percent Change

Net sales	$13,212	$11,983	$1,229	10.3%

Increase/(decrease) in net sales from
Changes in currency rates	$ –	$ (650)	$ 650
Acquisitions/dispositions	2	2	–

Total	$ 2	$ (648)	$ 650

Operating income	$ 260	$ 562	$ (302)	(53.6)%

Increase/(decrease) in operating income from
Contingent sale proceeds	$ 130	$ 120	$ 10
Changes in currency rates	–	(81)	81
Exit activities, asset and business dispositions	(38)	(94)	56
Transformation charges	(51)	(119)	68
Accelerated depreciation	(1)	(32)	31
Impairment charges	(851)	(172)	(679)
Acquisitions/dispositions	(1)	–	(1)

Total	$ (812)	$ (378)	$ (434)

2007 versus 2006

In millions	2007	2006	Dollar Change	Percent Change

Net sales	$11,983	$11,175	$ 808	7.2%

Increase/(decrease) in net sales from
Changes in currency rates	$ –	$ (316)	$ 316
Acquisitions/dispositions	116	54	62

Total	$ 116	$ (262)	$ 378

Operating income	$ 562	$ 416	$ 146	34.8%

Increase/(decrease) in operating income from
Contingent sale proceeds	$ 120	$ 114	$ 6
Changes in currency rates	–	(39)	39
Exit activities, asset and business dispositions	(94)	(86)	(8)
Transformation charges	(119)	(159)	40
Accelerated depreciation	(32)	(39)	7
Impairment charges	(172)	(193)	21
Hurricane losses	–	(5)	5
Change in vacation policy	–	14	(14)
Acquisitions/dispositions	6	8	(2)

Total	$ (291)	$ (385)	$ 94

Net Sales  Net sales were $13,212 million in 2008, an increase of $1,229 million, or 10.3%, over 2007. Changes in foreign currency exchange rates, particularly the European euro, Brazilian real and Australian dollar, increased reported net sales by $650 million, or 5.7%. The remaining increase in net sales of $579 million, or 4.6% was driven by price increases to offset higher commodity costs, an increase in unit volumes, and an improved sales mix.

Net sales in 2007 increased $808 million, or 7.2%, over 2006, due to changes in foreign currency exchange rates, price increases to cover higher commodity costs, the impact of acquisitions net of dispositions, and an improved sales mix.

The following table summarizes the components of the change in sales on a percentage basis versus the prior year:

Net Sales Bridge – Components of Change versus Prior Year

	Volume	Price/Mix/ Other	Acquisitions/ Dispositions	Foreign Exchange	Total
2008 versus 2007	1.2%	3.4%	–%	5.7%	10.3%
2007 versus 2006	0.7%	3.1%	0.5%	2.9%	7.2%

Operating Income

Operating income represents income before income taxes and net interest expense.

Operating income decreased by $302 million, or 53.6%, in 2008. The year-over-year net impact of the changes in currency rates, transformation charges, impairment charges and the other factors identified in the preceding table reduced operating income by $434 million. The remaining increase in operating income of $132 million, or 13.9%, was due to an improved gross margin and a reduction in SG&A costs after considering the impact of changes in foreign currency exchange rates.

Operating income in 2007 increased $146 million, or 34.8%. The year-over-year change in amounts related to contingent sales proceeds, foreign currency exchange rates, transformation and impairment charges and the other factors summarized in the preceding table increased operating income by $94 million. The remaining increase in operating income of $52 million, or 6.4%, was due to an improved gross margin, partially offset by higher SG&A expenses.

The changes in the individual components of operating income are discussed in more detail below.

14    Sara Lee Corporation and Subsidiaries

Gross Margin The gross margin, which represents net sales less cost of sales, increased by $445 million in 2008, driven by the favorable impact of changes in currency exchange rates, price increases to offset higher commodity costs, higher unit volumes, and savings from continuous improvement programs, partially offset by higher commodity costs and higher labor costs due to inflationary pressures.

The gross margin percent declined from 38.5% in 2007 to 38.3% in 2008. The gross margin percent declined in each business segment with the exception of North American Retail Meats. The gross margin percent was negatively impacted by higher commodity costs and inflation, which was partially offset by price increases.

The gross margin in 2007 increased by $295 million due to the favorable impact of changes in currency exchange rates, sales price increases, savings from continuous improvement programs and an improved product mix partially offset by higher commodity and energy costs.

The gross margin percent declined from 38.6% in 2006 to 38.5% in 2007. The gross margin percent declined in each business segment except North American Retail Bakery, primarily due to the impact of higher commodity and energy costs and competitive market conditions.

Selling, General and Administrative Expenses

In millions	2008	2007	2006
SG&A expenses in the business segment results
Media advertising and promotion	$594	$567	$531
Other	3,124	2,922	2,829
Total business segments	3,718	3,489	3,360
Amortization of identifiable intangibles	67	64	58
General corporate expenses	254	352	319
Total	$4,039	$3,905	$3,737

Total selling, general and administrative (SG&A) expenses in 2008 increased $134 million, or 3.4%. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $213 million, or 5.3%. The remaining decrease in SG&A expenses was $79 million, or 1.9%. Measured as a percent of sales, SG&A expenses decreased from 32.6% in 2007 to 30.6% in 2008. SG&A expenses as a percent of sales declined in each of the business segments. The results reflect the favorable impact of savings from continuous improvement initiatives, a $67 million reduction in transformation related costs and lower general corporate expenses.

Total selling, general and administrative expenses in 2007 increased $168 million, or 4.5%. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $120 million, or 3.3%. The remaining increase in SG&A expenses was $48 million, or 1.2%. Measured as a percent of sales, SG&A expenses decreased from 33.4% in 2006 to 32.6% in 2007. SG&A expenses as a percent of sales declined in each of the business segments with the exception of North American Retail Meats and International Beverage.

Total SG&A expenses reported in 2008 by the business segments increased by $229 million, or 6.6%, over 2007 primarily due to the impact of changes in foreign currency exchange rates, higher distribution costs driven by higher fuel costs, and the impact of inflation on wages and employee benefit costs, partially offset by the benefits of cost savings initiatives and lower costs associated with the corporation’s transformation program.

Amortization of intangibles increased by $3 million in 2008 versus 2007. General corporate expenses, which are not allocated to the individual business segments, decreased by $98 million, due to a reduction in business transformation costs, lower pension and other benefit plan costs, and the non-recurrence of costs related to corporate hedging programs.

Total SG&A expenses reported in 2007 by the business segments increased by $129 million, or 3.8%, over 2006, primarily due to the impact of changes in foreign currency exchange rates, higher media advertising and promotion expenditures and higher distribution and selling costs partially offset by the benefits of cost savings initiatives and lower costs associated with the corporation’s transformation program.

Amortization of intangibles increased by $6 million in 2007. General corporate expenses increased by $33 million, or 10.3%, primarily due to unfavorable foreign currency results, partially offset by lower transformation expenses and a decrease in corporate office and administrative expenses.

As previously noted, reported SG&A reflects amounts recognized for actions associated with the corporation’s ongoing business transformation program and other significant amounts. These amounts include the following:

In millions	2008	2007	2006

Transformation costs – IT	$40	$ 42	$ 32
Transformation costs – other	3	67	122
Accelerated depreciation	–	1	10
Hurricane losses	–	–	3
Change in vacation policy	–	–	(14)

Total	$43	$110	$153

Sara Lee Corporation and Subsidiaries    15

Financial review

Transformation costs, including accelerated depreciation, in 2008 were down $67 million from 2007 due to a reduction in costs associated with the corporation’s decision to centralize the management of its North American and European operations, which resulted in costs being incurred in 2007 for employee relocation, recruitment and retention bonuses in order to maintain business continuity. These cost reductions were partially offset by $15 million of computer software amortization expense related to systems that were put into use in 2008.

The reduction in costs from 2006 to 2007 was driven primarily by lower employee costs related to relocation, recruitment and retention bonuses resulting from the centralization of the North American and European operations.

Exit Activities, Asset and Business Dispositions  Exit activities, asset and business dispositions are as follows:

In millions	2008	2007	2006

Charges for (income from) exit activities
Severance	$ 31	$93	$159
Exit of leased and owned facilities	5	13	14
Other	3	–	(7)
Asset and business dispositions	(1)	(12)	(80)

	$ 38	$94	$ 86

The net charges recognized in 2008 are $56 million lower than the prior year primarily due to a $62 million reduction in employee termination costs as well as lower charges related to the exit of certain non-cancelable lease and other contractual obligations, partially offset by an $11 million reduction in income related to asset and business dispositions. Costs in 2007 were higher than in 2006 because the corporation had implemented extensive restructuring plans to terminate employees in all our North American segments and the International Beverage segment. In 2007, the corporation also recognized costs to exit leased space in connection with the relocation of the corporation’s headquarters to Downers Grove, Illinois. The decline in income from asset and business dispositions from 2006 to 2007 is due to a nonrecurring gain of $119 million in 2006 related to the sale of working capital of a European rice product line, certain European skin care and sunscreen assets, certain assets related to the French and Belgian nuts and snacks business and certain other asset dispositions, which was partially offset by a $39 million charge to prepare businesses for disposition.

Impairment Charges  During 2008, the corporation recognized an $851 million non-cash charge primarily for the impairment of goodwill associated with the North American foodservice bakery and Spanish bakery operations and writedowns of certain other assets in North America. Both operations are not expected to generate sufficient profitability to support the goodwill balances. In 2007 and 2006, impairment charges of $172 million and $193 million, respectively, were recognized and represent charges for the impairment of goodwill, intangible assets, fixed assets, and investments held by the corporation. These charges impacted each of the corporation’s business segments. Additional details regarding these impairment charges are discussed in Note 3 to the Consolidated Financial Statements, titled “Impairment Charges.”

Receipt of Contingent Sale Proceeds  Under the terms of the sale agreement for its cut tobacco business, the corporation will receive annual cash payments of 95 million euros through July 2009, contingent on tobacco continuing to be a legal product in the Netherlands, Germany and Belgium. The U.S. dollar amounts received in 2008, 2007 and 2006 upon the expiration of the contingency were $130 million, $120 million and $114 million, respectively, based upon respective foreign currency exchange rates on the date of receipt. These amounts were recognized in the corporation’s earnings when received and the payments increased diluted earnings per share from continuing operations in 2008, 2007 and 2006 by $0.18, $0.16 and $0.15, respectively.

Net Interest Expense  Net interest expense decreased by $33 million in 2008 to $100 million. The decrease was a result of a $74 million decline in interest expense due to lower average debt levels, which more than offset a $41 million reduction in interest income resulting from a decline in cash and cash equivalents, a portion of which was used to repay debt. Net interest expense in 2007 was $94 million lower than 2006 due to lower debt levels and higher interest income partially offset by higher average interest rates.

Income Tax Expense  The effective tax rate on continuing operations in 2008, 2007 and 2006 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 21 to the Consolidated Financial Statements. Additional information regarding income taxes can be found in “Significant Accounting Policies and Critical Estimates” within Management’s Discussion and Analysis.

	2008	2007	2006

Continuing operations
Income before income taxes	$160	$429	$189
Income tax expense (benefit)	201	(11)	158
Effective tax rates	125.6%	(2.6)%	83.6%

16    Sara Lee Corporation and Subsidiaries

In 2008, the corporation recognized tax expense on continuing operations of $201 million, or an effective tax rate of 125.6%. The significant components impacting the corporation’s effective tax rate are as follows:

•    Goodwill Impairment – The corporation’s tax rate increased by 173.5% as a result of recognizing $790 million of non-deductible goodwill impairments during the year.

•    Remittance of Foreign Earnings – The corporation incurred a tax charge of $118 million related to the repatriation of earnings from certain foreign subsidiaries. This charge increased the effective rate by 74.0%.

•    Finalization of Tax Reviews and Audits – A $96 million benefit resulted from the completion of tax audits and the expiration of statutes of limitations in France, Morocco, the Netherlands, the Philippines and various state and local jurisdictions. Of this amount, $40 million related to the completion of tax audits and $56 million related to the expiration of statutes of limitations.

•    Receipt of Contingent Sales Proceeds – The corporation recognized a tax benefit of $46 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999. The corporation will continue to recognize a tax rate reduction related to contingent sales proceeds received during the agreement term, which is effective through July 2009.

•    Valuation Allowance – A $19 million benefit relates to the net reversal of valuation allowances, primarily on German deferred tax assets. The corporation determined that a valuation allowance was no longer necessary due to the recent projected profitability of the German operations. This benefit was partially offset by the establishment of valuation allowances for certain state deferred tax assets in which the corporation does not anticipate future realization.

•    Foreign Earnings – The corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions that have lower tax rates also reduced the corporation’s tax expense during 2008.

In 2007, the corporation recognized a tax benefit on continuing operations of $11 million, or a negative effective tax rate of (2.6)%. The significant components impacting the corporation’s effective tax rate are as follows:

•    Remittance of Foreign Earnings – In 2007, the corporation incurred a tax charge of $194 million related to the repatriation of earnings from certain foreign subsidiaries.

•    Sale of Capital Assets – The corporation sold the shares of a subsidiary in the first quarter of 2007, which resulted in a $169 million tax benefit.

•    Finalization of Tax Reviews and Audits – During 2007, the corporation recorded net adjustments to reduce its tax contingency reserves related to uncertain tax positions by approximately $110 million. The adjustments resulted in a tax benefit for the corporation. Approximately $80 million of the reserve reduction related to the finalization of federal, state and foreign examinations, including the federal income tax examinations covering the corporation’s tax years 2003 and 2004. The remaining $30 million of reserve reductions related to the lapsing of the statute of limitations in two foreign jurisdictions.

•    Receipt of Contingent Sales Proceeds – The corporation recognized a tax benefit of $42 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999. The corporation will continue to recognize a tax rate reduction related to contingent sales proceeds received during the agreement term, which is effective through July 2009.

•    Goodwill Impairment – In 2007, the corporation’s tax rate increased by 7.8% as a result of recognizing $95 million of non-deductible goodwill impairments.

•    Valuation Allowance – After considering the lower profit expectations of a Brazilian coffee operation, the corporation concluded that it was necessary to increase the valuation allowances on certain deferred tax asset balances related to Brazilian net operating loss carryforwards, as the corporation does not believe that it will be able to utilize these tax benefits. This adjustment resulted in a $27 million tax charge for 2007.

•    Foreign Earnings – The corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions having lower tax rates also reduced the corporation’s tax expense during 2007.

In 2006, the corporation recognized tax expense of $158 million, or an effective tax rate of 83.6%, as the corporation recognized a $529 million tax charge to repatriate to the U.S. approximately $1.7 billion of cash related to current and prior year earnings of certain foreign subsidiaries previously deemed to be permanently invested. Of the $529 million charge, $291 million relates to earnings of prior years. This charge was partially offset by a $332 million credit related to the favorable outcome of certain foreign tax audits and reviews that were completed during 2006 and a $36 million benefit due to a change in a valuation allowance.

Sara Lee Corporation and Subsidiaries    17

Financial review

Income (Loss) from Continuing Operations and Diluted Earnings per Share (EPS) from Continuing Operations  The loss from continuing operations in 2008 was $41 million, which was $481 million lower than the prior year. Income from continuing operations in 2007 was $440 million, which was $409 million higher than 2006.

Diluted EPS from continuing operations was a loss of $0.06 in 2008 versus income of $0.59 in 2007 and $0.04 in 2006. The diluted EPS from continuing operations in each succeeding year was favorably impacted by lower average shares outstanding as the corporation has been repurchasing shares of its common stock as part of an ongoing share repurchase program. The corporation repurchased 20 million shares, 42 million shares and 30 million shares of common stock during 2008, 2007 and 2006, respectively.

Discontinued Operations  The results of the corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, European Meats, Branded Apparel Americas/Asia and Mexican meats businesses have been classified as discontinued operations. The following summarizes the results of the discontinued operations for 2008, 2007 and 2006:

In millions	2008	2007	2006

Income (loss) from discontinued operations before income taxes	$(14)	$82	$144
Income tax benefit (expense) on income from discontinued operations	–	(34)	(21)
Gain (loss) on disposition of discontinued operations	(23)	5	466
Income tax (expense) benefit on disposition of discontinued operations	(1)	11	(65)

Net income (loss) from discontinued operations	$(38)	$64	$524

Income from Discontinued Operations before Income Taxes

The decline in income from operations before income taxes in each succeeding year is primarily the result of the timing of the dispositions. The Mexican meats business was sold in March of 2008, while the European Meats business and Branded Apparel Americas/Asia businesses were disposed of in the early part of 2007. The remaining businesses being reported as discontinued operations were disposed of in 2006. The operating results in 2008 also include a $15 million charge related to the settlement of a pension plan in the U.K. associated with the European Branded Apparel business. During 2006, the corporation recognized pretax impairment charges of $394 million related to the discontinued operations. Further details regarding these charges can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Gain on Sale of Discontinued Operations  The corporation completed the disposition of its Mexican meats business in March 2008 and recognized a pretax and after tax loss of $23 million and $24 million, respectively. In 2007, the corporation completed the disposition of the European Meats and Branded Apparel Americas/ Asia businesses and completed certain postclosing adjustments related to the completed transactions and recognized a pretax and after tax gain of $5 million and $16 million, respectively. The corporation completed the sales of the remaining businesses reported as discontinued operations during 2006 and recognized a pretax and after tax gain of $466 million and $401 million, respectively. Further details regarding these transactions are included in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Consolidated Net Income and Diluted Earnings per Share (EPS)

The net loss was $79 million in 2008 as compared to net income of $504 million reported in 2007. The decrease in net income was due to the $827 million of after tax impairment charges, which were $682 million higher than the prior year. Diluted EPS decreased from $0.68 in 2007 to a loss of $0.11 in 2008.

Net income of $504 million in 2007 was $51 million, or 9.4%, lower than reported in 2006. The decline in net income was primarily due to the $460 million decline in results related to the discontinued operations partially offset by the $409 million increase in income from continuing operations. Diluted EPS decreased from $0.72 in 2006 to $0.68 in 2007, a decline of 5.6%.

Operating Results by Business Segment

The corporation’s structure is currently organized around six business segments, which are described below.

North American Retail Meats sells a variety of packaged meat products to retail customers in North America. Products include hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon and cooked hams. The major brands include Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee, Bryan, State Fair and Kahn’s.

18    Sara Lee Corporation and Subsidiaries

North American Retail Bakery sells a wide variety of bakery products to retail customers in North America including fresh and frozen baked products and specialty items, including bread, buns, bagels, rolls, muffins, specialty bread, frozen pies, cakes, cheesecakes and other desserts. This segment includes the results of the corporation’s Senseo retail coffee business in the U.S. The major brands include Sara Lee, Earth Grains, Colonial, Rainbo, Holsum, IronKids, Mother’s, Sunbeam, Sun-Maid, Healthy Choice and Heiner’s, certain of which are used under licensing arrangements.

Foodservice sells a variety of meat, bakery and beverage products to foodservice customers in North America including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, cooked and dry hams, beef, turkey, bread, pastry, bagels, rolls, muffins, refrigerated dough, frozen pies, cakes, cheesecakes, roast, ground and liquid coffee, cappuccinos, lattes, teas and a variety of sauces, dressings and condiments. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions. The Foodservice segment also offers direct delivery of beverage products to restaurants and warehouses through its direct delivery system.

International Beverage sells coffee and tea products in certain markets around the world, including Europe, Australia and Brazil. Sales are made in both the retail channel to supermarkets, warehouse clubs and national chains, and in the foodservice channel to distributors. The segment also offers direct delivery to restaurants and warehouses through its direct delivery system. In Europe, some of the more prominent brands are Douwe Egberts, Senseo, Maison du Café, Marcilla, Merrild and Pickwick, while in South America, significant brands include Café do Ponto, Café Caboclo, União and Café Pilão.

International Bakery sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia. Products include a variety of bread, buns, rolls, specialty bread, refrigerated dough and frozen desserts. Sales are made in the retail channel to supermarkets, warehouse clubs and national chains and in the foodservice channel to distributors and other institutions. The major brands under which International Bakery sells its products include Bimbo, CroustiPate, Ortiz, BonGateaux and Sara Lee.

Household and Body Care sells products in four primary categories: body care, air care, shoe care and insecticides. Body care consists of soaps, shampoos, bath and shower products, deodorants, shaving creams and toothpastes, which are sold primarily in Europe under brands such as Sanex, Duschdas, Radox, Monsavon and Zendium. Air care provides air fresheners under the Ambi Pur brand in Europe, Africa, Australia and certain Asian countries. Shoe care includes polishes, cleaners and wax primarily under the Kiwi brand in many countries around the world. Insecticides are sold primarily in Europe and Asia under brands such as Vapona, Catch, GoodKnight, Bloom and Ridsect.

The following is a summary of results by business segment:

In millions	2008	2007	2006

Net Sales
North American Retail Meats	$2,424	$2,355	$2,259
North American Retail Bakery	2,183	1,998	1,871
Foodservice	2,221	2,197	2,179
International Beverage	3,215	2,617	2,320
International Bakery	929	799	742
Household and Body Care	2,291	2,042	1,827

Total business segments	13,263	12,008	11,198
Intersegment sales	(51)	(25)	(23)

Net sales	$13,212	$11,983	$11,175

The following tables summarize the components of the percentage change in net sales as compared to the prior year.

Net Sales Bridge – Components of Change 2008 versus 2007

	Volume	Price/ Mix/ Other	Acquisi- tions/ Disposi- tions	Currency	Total

North American Retail Meats	2.1%	0.9%	–%	–%	3.0%
North American Retail Bakery	1.3	7.9	–	–	9.2
Foodservice	(3.1)	4.0	–	0.2	1.1
International Beverage	1.5	7.1	–	14.3	22.9
International Bakery	0.3	2.7	–	13.1	16.1
Household and Body Care	4.6	(2.4)	0.1	9.9	12.2

Total business segments	1.2%	3.4%	–%	5.7%	10.3%

Sara Lee Corporation and Subsidiaries    19

Financial review

Net Sales Bridge – Components of Change 2007 versus 2006

	Volume	Price/ Mix/ Other	Acquisi- tions/ Disposi- tions	Currency	Total

North American Retail Meats	3.6%	0.6%	–%	–%	4.2%
North American Retail Bakery	(3.9)	5.0	5.7	–	6.8
Foodservice	(1.8)	2.6	–	–	0.8
International Beverage	1.6	6.1	(2.5)	7.6	12.8
International Bakery	1.9	(1.1)	–	7.0	7.8
Household and Body Care	5.6	(0.1)	0.4	5.9	11.8

Total business segments	0.7%	3.1%	0.5%	2.9%	7.2%

Operating segment income and total income from continuing operations for 2008, 2007 and 2006 are as follows:

In millions	2008	2007	2006

Income from Continuing Operations before Income Taxes
North American Retail Meats	$ 175	$ 94	$ 136
North American Retail Bakery	55	(2)	(197)
Foodservice	(295)	139	116
International Beverage	547	317	388
International Bakery	(346)	38	20
Household and Body Care	315	272	216

Total operating segment income	451	858	679
Amortization of intangibles	(67)	(64)	(58)
General corporate expenses	(254)	(352)	(319)
Contingent sale proceeds	130	120	114

Total operating income	260	562	416
Interest expense, net	(100)	(133)	(227)

Income from continuing operations before income taxes	$ 160	$ 429	$ 189

A discussion of each business segment’s sales and operating segment income is presented on the following pages.

The change in unit volumes for each business segment excludes the impact of acquisitions and dispositions, if any.

The amortization of intangibles in the preceding table relates to trademarks and customer relationships. Software amortization is recognized in the earnings of the segments.

General corporate expenses decreased in 2008 by $98 million due to lower transformation related costs, a reduction in pension and other benefit plan expenses and the non-recurrence of costs associated with the corporation’s hedging program. General corporate expenses increased by $33 million in 2007 as compared to 2006 primarily due to costs associated with the corporation’s hedging program in 2007 partially offset by lower costs associated with the transformation and lower corporate office and administrative expenses as compared to the prior year.

The impact of the costs related to exit activities and asset and business dispositions, transformation costs and impairment charges on the corporation’s business segments and general corporate expenses are summarized as follows:

In millions	2008	2007	2006
North American Retail Meats	$ 33	$112	$ 48
North American Retail Bakery	4	48	208
Foodservice	436	11	21
International Beverage	15	139	16
International Bakery	409	18	44
Household and Body Care	7	17	28
Impact on the business segments	904	345	365
General corporate expenses	37	72	103
Impact on income from continuing operations before income taxes	$941	$417	$468

The most significant charges in the above table relate to impairment charges. In 2008, impairment charges of $431 million and $400 million were recognized in Foodservice and International Bakery, respectively. In 2007, an impairment charge of $118 million was recognized in International Beverage, while in 2006 an impairment charge of $179 million was recognized in North American Retail Bakery. Additional information regarding the amount and nature of the above charges is provided in the individual business segment discussions that follow.

20    Sara Lee Corporation and Subsidiaries

North American Retail Meats

In millions	2008	2007	Dollar Change	Percent Change	2007	2006	Dollar Change	Percent Change

Net sales	$2,424	$2,355	$69	3.0%	$2,355	$2,259	$ 96	4.2%

Operating segment income	$ 175	$ 94	$81	87.2%	$ 94	$ 136	$(42)	(31.6)%

Increase/(decrease) in operating segment income from
Exit activities, asset and business dispositions	$ (13)	$ (34)	$21		$ (34)	$ (15)	$(19)
Transformation charges	–	(17)	17		(17)	(21)	4
Impairment charge	(20)	(34)	14		(34)	–	(34)
Vacation accrual	–	–	–		–	3	(3)
Accelerated depreciation	–	(27)	27		(27)	(15)	(12)

Total	$ (33)	$ (112)	$79		$ (112)	$ (48)	$(64)

Gross margin %	28.5%	27.8%		0.7%	27.8%	28.2%		(0.4)%

2008 versus 2007 Net sales in 2008 increased by $69 million, or 3.0%, due to a 6.5% increase in the net sales of retail meats, which resulted from higher volumes and positive pricing actions to offset the higher commodity and other raw material costs. The strong improvement in retail meats sales was partially offset by a 32.6% decline in the net sales of non-retail commodity meats, due to an unfavorable shift in sales mix. Unit volumes in the North American Retail Meats segment increased 2.1% with an 8.7% increase in non-retail commodity unit volumes and a 0.6% increase in unit volumes for retail products. In 2007, the corporation completed the shutdown of its pork slaughtering and meat production facility that supplied products to both the retail and commodity categories. Exiting this facility had a negative impact on volumes in the retail products category in 2008 as some processed products from the slaughter operation were sold in the retail products category in prior years. Excluding the impact of the exit of these product categories, unit volumes in the retail products category were up 3.7%. The increased unit volumes in this retail category were driven by growth in hot dogs, cooked breakfast sausages, and sliced luncheon meats. For non-retail commodities, exiting the production facility had the impact of increasing unit volumes as whole hogs are now being sold to another meat processor, resulting in an increase in non-retail commodity unit volumes for the year, but lower overall non-retail commodity meat revenues due to the low sales price per unit for hogs.

Operating segment income increased by $81 million, or 87.2%, in 2008. The net impact of the change in exit activities, asset and business dispositions, transformation charges, impairment charges and accelerated depreciation increased operating segment income by $79 million, or 86.4%. The remaining operating segment income increase of $2 million, or 0.8%, was the result of the volume improvements in certain product categories, an improved product mix, savings from continuous improvement programs and pricing actions partially offset by higher commodity, labor, fuel and other manufacturing costs.

2007 versus 2006 Net sales in 2007 increased by $96 million, or 4.2% over 2006. The increase in net sales was due to higher retail unit volumes and a favorable product mix. Unit volumes increased 3.6% as compared to 2006, driven by a 4.0% increase in retail unit volumes due to higher volumes for breakfast sandwiches, lunch combos, ultra thin slice meats, hot dogs and smoked sausages and a 1.9% increase in commodity meats. The favorable mix was due to a shift to higher value added products.

Operating segment income declined by $42 million, or 31.6%, in 2007. The net impact of the amounts identified in the table above reduced operating segment income by $64 million. The remaining operating segment income increase of $22 million, or 11.6%, was due to the favorable impact of higher volumes, an improved product mix, savings from continuous improvement programs and a reduction in pension, postretirement and other benefit plan costs, which were partially offset by higher commodity costs, higher media advertising and promotion expenses to support new product introductions, and higher distribution and administrative costs due to the impact of inflation on labor and other costs.

Sara Lee Corporation and Subsidiaries    21

Financial review

North American Retail Bakery

In millions	2008	2007	Dollar Change	Percent Change	2007	2006	Dollar Change	Percent Change

Net sales	$2,183	$1,998	$185	9.2%	$1,998	$1,871	$127	6.8%

Increase/(decrease) in net sales from Acquisition/dispositions	$ –	$ –	$ –		$ 106	$ –	$106

Operating segment income (loss)	$ 55	$ (2)	$ 57	NM	$ (2)	$ (197)	$195	99.1%

Increase/(decrease) in operating segment income from
Exit activities, asset and business dispositions	$ (3)	$ (8)	$ 5		$ (8)	$ (7)	$ (1)
Transformation charges	(1)	(21)	20		(21)	(18)	(3)
Impairment charge	–	(16)	16		(16)	(179)	163
Acquisition/dispositions	–	–	–		7	–	7
Vacation accrual	–	–	–		–	3	(3)
Accelerated depreciation	–	(3)	3		(3)	(7)	4

Total	$ (4)	$ (48)	$ 44		$ (41)	$ (208)	$167

Gross margin %	46.0%	46.4%		(0.4)%	46.4%	46.2%		0.2%

2008 versus 2007 The North American Retail Bakery segment also includes the results of the corporation’s Senseo retail coffee business in the U.S.

Net sales increased $185 million, or 9.2% over 2007. The increase in net sales was attributable to positive pricing actions to cover higher commodity costs and higher unit volumes. The pricing actions were primarily in the fresh bakery channel. Net unit volumes increased 1.3% due to an increase in unit volumes for branded fresh and frozen bakery products as well as nonbranded fresh bakery products. Sales of Sara Lee branded products continued their strong growth, with an increase of 19% versus the prior year.

Operating segment income increased by $57 million in 2008. The net impact of the change in exit activities, asset and business dispositions, transformation charges, impairment charges and accelerated depreciation increased operating segment income by $44 million. The remaining operating segment income increase of $13 million, or 29.7%, was due to the benefits of price increases, hedging gains and savings from continuous improvement programs. These benefits were offset somewhat by higher costs for key ingredients and wages, and higher SG&A costs driven primarily by labor, fuel, and selling expenses.

2007 versus 2006 Net sales in 2007 increased $127 million, or 6.8%, over 2006. Acquisitions completed after the start of fiscal 2006 increased sales by $106 million, or 5.7%, during the period. The remaining increase in net sales of $21 million, or 1.1%, was primarily attributable to certain selling price increases to offset higher costs, which was partially offset by a 3.9% decline in unit volumes. The lower unit volumes were the result of a decline in unbranded U.S. fresh bread business, particularly with certain private label customers, which was partially offset by increases in sales of frozen bakery products. Sales of Sara Lee branded products were particularly strong during the period, up 15% versus the prior year.

The segment reported an operating segment loss of $2 million in 2007 compared to a loss of $197 million in 2006. The change in exit activities, transformation and impairment charges and the other items identified in the table above increased 2007 operating segment income by $167 million. The remaining operating segment income increase of $28 million was attributable to improved pricing and product mix, the benefits of continuous improvement programs, lower media advertising and promotion spending, and a reduction in pension and postretirement benefit plan costs partially offset by higher commodity and labor costs.

22    Sara Lee Corporation and Subsidiaries

Foodservice

In millions	2008	2007	Dollar Change	Percent Change	2007	2006	Dollar Change	Percent Change

Net sales	$2,221	$2,197	$ 24	1.1%	$2,197	$2,179	$18	0.8%

Increase/(decrease) in net sales from Changes in foreign currency exchange rates	$ –	$ (4)	$ 4		$ –	$ (1)	$ 1

Operating segment income	$ (295)	$ 139	$(434)	NM	$ 139	$ 116	$23	20.2%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$ –	$ –	$ –		$ –	$ –	$ –
Exit activities, asset and business dispositions	(5)	(7)	2		(7)	(8)	1
Transformation charges	–	(3)	3		(3)	(8)	5
Impairment charge	(431)	–	(431)		–	–	–
Hurricane losses	–	–	–		–	(5)	5
Vacation accrual	–	–	–		–	4	(4)
Accelerated depreciation	–	(1)	1		(1)	(4)	3

Total	$ (436)	$ (11)	$(425)		$ (11)	$ (21)	$10

Gross margin %	25.1%	26.3%		(1.2)%	26.3%	27.2%		(0.9)%

2008 versus 2007 Net sales increased $24 million, or 1.1% over 2007. Changes in foreign currency exchange rates, primarily the Canadian dollar, increased net sales by $4 million, or 0.2%. The remaining net sales increase of $20 million, or 0.9%, was due to selected price increases to cover higher commodity costs and an improved product mix related to beverage products partially offset by a 3.1% decline in unit volumes. Net unit volumes decreased as a result of volume declines for meat and beverage products partially offset by higher volumes for private label bakery products. The volume declines were due in part to the planned exit of certain low-margin meats, sauces and dressing products, and overall volume softness due to competitive and economic pressures.

Operating segment income decreased by $434 million versus the prior year. The net change in exit activities, asset and business dispositions, transformation charges, impairment charges and accelerated depreciation decreased operating segment income by $425 million. This change included $431 million of impairment charges related to goodwill and fixed assets in the foodservice bakery and beverage businesses. The remaining operating segment income decline of $9 million, or 7.5%, was due to higher commodity and overhead costs as well as lower unit volumes, partially offset by pricing actions, and savings from continuous improvement initiatives.

2007 versus 2006 Net sales in 2007 increased $18 million, or 0.8%, over the comparable prior year period. Changes in foreign currency exchange rates, primarily the Canadian dollar, increased net sales by $1 million. The remaining net sales increase of $17 million, or 0.8%, was due to price increases to cover higher commodity costs; an improved sales mix reflecting growth in liquid coffee and a reduction in lower margin sauces; partially offset by a 1.8% decline in unit volumes. Net unit volumes declined during the period as increases for meat products were offset by declines in roast and ground coffee, sauces and dressing products and bakery products.

Operating segment income increased by $23 million, or 20.2%, in 2007. The change in exit activities, transformation expenses, accelerated depreciation, hurricane losses and a change in vacation accrual increased operating segment income by $10 million, or 8.6%. The remaining operating segment income increased by $13 million, or 11.5%, due to lower SG&A costs driven by savings from continuous improvement initiatives, the impact of higher pricing and a reduction in pension and postretirement benefit plan costs partially offset by higher commodity costs and the negative impact of inflation on employee costs.

Sara Lee Corporation and Subsidiaries    23

Financial review

International Beverage

In millions	2008	2007	Dollar Change	Percent Change		2007	2006	Dollar Change	Percent Change

Net sales	$3,215	$2,617	$598	22.9%		$2,617	$2,320	$ 297	12.8%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(347)	$347			$–	$(162)	$ 162
Dispositions	–	2	(2)			–	51	(51)

Total	$–	$(345)	$345			$–	$(111)	$ 111

Operating segment income	$547	$317	$230	72.8%		$317	$388	$ (71)	(18.4)%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(59)	$ 59			$–	$(28)	$ 28
Exit activities, asset and business dispositions	(4)	(12)	8			(12)	3	(15)
Transformation charges	(10)	(8)	(2)			(8)	(16)	8
Impairment charge	–	(118)	118			(118)	–	(118)
Dispositions	–	–	–			–	8	(8)
Accelerated depreciation	(1)	(1)	–			(1)	(3)	2

Total	$(15)	$(198)	$183			$(139)	$(36)	$(103)

Gross margin %	41.4%	43.0%		(1.6	) %	43.0%	43.5%		(0.5)%

2008 versus 2007  Net sales increased by $598 million, or 22.9%. The impact of changes in foreign currency exchange rates, particularly in the European euro and Brazilian real, increased reported net sales by $347 million, or 14.3%, while a disposition decreased sales by $2 million. The remaining net sales increase of $253 million, or 8.6%, was due to the impact of pricing actions, a favorable sales mix into higher priced single serve products and concentrates, and an increase in unit volumes. Net unit volumes increased 1.5% with increases in both the retail and foodservice sectors. In the retail channel, volume growth was driven by increases in single-serve products, especially in France and the Netherlands, and in instant coffees. Unit volume growth in the foodservice channel was driven by increased sales of concentrates.

Operating segment income increased by $230 million, or 72.8%. Changes in foreign currency exchange rates increased operating segment income by $59 million, or 14.2%. The net impact of the change in exit activities, asset and business dispositions, transformation charges, accelerated depreciation and impairment charges increased operating segment income by $124 million, or 49.4%. The remaining operating segment income increase of $47 million, or 9.2%, was due to the favorable impact of price increases, higher unit volumes and the benefits of continuous improvement programs, which were partially offset by higher green coffee and packaging costs and an increase in SG&A costs due to higher labor costs to support general growth in the business.

2007 versus 2006  Net sales in 2007 increased by $297 million, or 12.8%. The impact of changes in foreign currency exchange rates, particularly the European euro, increased reported net sales by $162 million, or 7.6%. Dispositions completed after the start of 2006 reduced net sales by $51 million, or 2.5%, during the year. The remaining net sales increase of $186 million, or 7.7%, was due to an improved product mix, higher unit volumes and price increases to pass on certain raw material cost increases to the customer. Net unit volumes in the International Beverage segment increased 1.6% compared to the prior year, as unit volumes for retail coffee products increased 1.7% while foodservice coffee unit volumes increased 0.4%. Unit volume growth in retail was driven by strong double digit growth in single-serve coffee in Europe and growth in roast and ground coffee in Brazil.

Operating segment income decreased $71 million, or 18.4%, in 2007. Changes in foreign currency exchange rates increased operating segment income by $28 million, or 7.7%. The net impact of the change in the remaining items identified in the table above decreased operating segment income by $131 million, or 33.5%. The remaining operating segment income increase of $32 million, or 7.4%, was due to higher unit volumes, an improved product mix and lower pension costs, partially offset by higher selling and administrative costs and higher media advertising and promotion expense.

24    Sara Lee Corporation and Subsidiaries

International Bakery

In millions	2008	2007	Dollar Change	Percent Change		2007	2006	Dollar Change	Percent Change

Net sales	$929	$799	$ 130	16.1%		$799	$742	$57	7.8%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(102)	$ 102			$–	$(51)	$51

Operating segment income	$(346)	$38	$(384)	NM	%	$38	$20	$18	91.3%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(7)	$ 7			$–	$(5)	$ 5
Exit activities, asset and business dispositions	(7)	(14)	7			(14)	(25)	11
Transformation charges	(2)	(4)	2			(4)	(5)	1
Impairment charge	(400)	–	(400)			–	(14)	14
Total	$(409)	$(25)	$(384)			$(18)	$(49)	$31

Gross margin %	37.6%	40.0%		(2.4	) %	40.0%	41.8%		(1.8)%

2008 versus 2007  Net sales in 2008 increased $130 million, or 16.1% over 2007. The impact of changes in foreign currency exchange rates, particularly in the European euro, increased reported net sales by $102 million, or 13.1%. The remaining net sales increase of $28 million, or 3.0%, was primarily a result of price increases to cover higher commodity costs and higher unit volumes in Europe, partially offset by an unfavorable sales mix due to an increase in private label sales. Net unit volumes increased 0.3% due to an increase in private label fresh bread volumes in Spain, and refrigerated dough volumes in Europe, which were partially offset by a volume decline in private label frozen products and the planned exit of certain products in Australia.

Operating segment income in 2008 decreased by $384 million versus 2007. Changes in foreign currency exchange rates increased operating segment income by $7 million, or 12.6%. The net impact of the change in exit activities, asset and business dispositions, transformation charges and impairment charges decreased operating segment income by $391 million due primarily to a $400 million goodwill impairment charge related to the Spanish bakery operations. The remaining operating segment income was unchanged versus the prior year as favorable pricing actions and savings from continuous improvement programs were offset by higher commodity and labor costs and an unfavorable sales mix shift to private label in Spain.

2007 versus 2006  Net sales increased $57 million, or 7.8%, in 2007. The impact of changes in foreign currency exchange rates, particularly in the European euro, increased reported net sales by $51 million, or 7.0%. The remaining net sales increase of $6 million, or 0.8%, was a result of higher unit volumes and price increases to offset certain cost increases. Net unit volumes increased 1.9% in 2007 with increases in unit volumes for refrigerated dough products and fresh bread in Europe and frozen baked goods in Australia.

Operating segment income increased by $18 million, or 91.3%, in 2007. The impact of changes in foreign currency exchange rates increased operating segment income by $5 million, or 5.8%. The net impact of changes related to exit activities and transformation expenses increased operating segment income by $26 million, or 104.0%. The remaining decline in operating segment income of $13 million, or 18.5%, was primarily due to an unfavorable product mix due to a shift into discount channels and higher commodity, energy and employee costs, which were partially offset by savings from continuous improvement initiatives.

Sara Lee Corporation and Subsidiaries    25

Financial review

Household and Body Care

In millions	2008	2007	Dollar Change	Percent Change		2007	2006	Dollar Change	Percent Change

Net sales	$2,291	$2,042	$249	12.2%		$2,042	$1,827	$215	11.8%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(197)	$197			$–	$(102)	$102
Acquisition/dispositions	2	–	2			10	3	7

Total	$2	$(197)	$199			$10	$(99)	$109

Operating segment income	$315	$272	$ 43	15.7%		$272	$216	$56	25.7%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(24)	$ 24			$–	$(11)	$11
Exit activities, asset and business dispositions	1	–	1			–	(1)	1
Transformation charges	(8)	(13)	5			(13)	(19)	6
Impairment charge	–	(4)	4			(4)	–	(4)
Acquisition	(1)	–	(1)			(1)	–	(1)
Accelerated depreciation	–	–	–			–	(8)	8

Total	$(8)	$(41)	$ 33			$(18)	$(39)	$21

Gross margin %	49.4%	49.8%		(0.4	) %	49.8%	49.9%		(0.1)%

2008 versus 2007  Net sales in 2008 increased $249 million, or 12.2%. The impact of changes in foreign currency exchange rates increased reported net sales by $197 million, or 9.9%, primarily due to the strengthening of the European euro, Indian rupee, Danish krone and the British pound. The 2008 net sales includes $2 million from an acquisition made after the start of 2007, which increased net sales by 0.1%. The remaining net sales increase of $50 million, or 2.2%, was due to higher unit volumes, partially offset by increased trade promotions related to new product launches and competitive market pressures. Unit volumes for the four core categories – shoe care, body care, air care and insecticides – increased 4.6%, primarily as a result of increased volumes in body care products driven by promotional activities and air care products due to the continuing success of new products, partially offset by a decline in insecticide volumes due to unfavorable weather conditions in Europe.

Operating segment income in 2008 increased $43 million, or 15.7%. Changes in foreign currency exchange rates increased operating segment income by $24 million, or 8.9%. The net change in exit activities, asset and business dispositions, transformation charges and an impairment charge increased operating segment income by $10 million, or 3.8%. The 2008 results include $1 million of losses from an acquisition made after the start of 2007. The remaining operating segment income increase of $10 million, or 3.3%, was due to the higher unit volumes and savings from continuous improvement initiatives, partially offset by an increase in trade promotions, higher SG&A costs due to higher labor costs, an $8 million charge for legal matters and higher commodity and packaging costs.

2007 versus 2006  Net sales increased $215 million, or 11.8% in 2007. The impact of changes in foreign currency exchange rates, primarily the European euro and British pound sterling, increased net sales by $102 million, or 5.9%. The impact of acquisitions, net of product lines that had been disposed of after the start of 2006 increased net sales by $7 million, or 0.4%. The remaining net sales increase of $106 million, or 5.5%, was due to higher unit volumes and an improved product mix. Unit volumes for the four core categories increased 5.6% in 2007, driven primarily by strong unit volume growth for insecticides, body care and air care products. Insecticide volumes grew due to strength in India and Europe. Body care unit volumes increases were driven by strong volumes across this core category particularly in deodorants and bath and shower products. Air care volumes increased behind new product introductions.

Operating segment income increased $56 million, or 25.7%, in 2007. Changes in foreign currency exchange rates increased operating segment income by $11 million, or 5.2%. The change in transformation charges, exit activities, an impairment charge, and accelerated depreciation between 2006 and 2007 increased operating segment income by $11 million, or 7.7%, in 2007. Acquisitions reduced operating segment income by $1 million, or 0.5%. The remaining operating segment income increased by $35 million, or 13.3%, due to an increase in unit volumes, the favorable impact of cost saving initiatives and a reduction in pension costs, partially offset by higher media advertising and promotion to support new products.

26    Sara Lee Corporation and Subsidiaries

Financial Condition

The corporation’s cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had a significant impact on the cash flows from operating, investing and financing activities in 2007 and 2006.

Cash from Operating Activities  The total cash generated from operating activities was $606 million in 2008, $492 million in 2007 and $1,265 million in 2006.

The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

	2008	2007	2006

Cash from operating activities
Continuing operations	$596	$404	$405
Discontinued operations	10	88	860

Total	$606	$492	$1,265

The increase in cash from operating activities of $114 million in 2008 was due to an increase in earnings, after adjusting for the non-cash impairment and other charges, partially offset by an increase in cash used to fund working capital requirements.

Changes in current assets and liabilities resulted in the usage of $507 million of cash in 2008, $527 million in 2007 and $44 million in 2006. In 2008, the primary changes in working capital which impacted cash flow from operations were:

•    Accrued liabilities, other than income taxes, declined by $318 million due to $194 million of cash contributions to pension and postretirement plans and a reduction in accrued liabilities resulting from cash expenditures exceeding expenses for various operating expenses.

•    Accrued taxes increased by $18 million primarily as a result of a current tax provision of $468 million partially offset by $459 million of cash tax payments.

•    Cash was used to fund a $117 million increase in inventories and a $92 million increase in accounts receivable during the year due in part to the general growth in the business, as well as higher commodity costs with respect to inventories.

The most significant reason for the decline in cash from operating activities from 2006 to 2007 was the disposition of a number of businesses which are reported as discontinued operations. The Branded Apparel Americas/Asia and the European Meats businesses, which were disposed of in the first quarter of 2007, generated the majority of the cash from operating activities related to discontinued operations in 2007 and a significant portion of the 2006 amount as well.

In 2007, the primary changes in working capital which impacted cash from operations were a $270 million decline in accrued liabilities related to cash contributions to pension and postretirement plans and various operating expenses. In addition, the corporation made cash payments for income taxes of $378 million and used $106 million to fund an increase in inventories, which was partially offset by a $93 million increase in accounts payable. In 2006, the corporation reduced inventories, generating $108 million of cash, which was offset by $132 million of additional cash that was used to fund various accrued liabilities and other current assets.

Cash from Investment Activities  In 2008, $196 million of cash was used in investment activities, while the corporation received $568 million from investment activities in 2007 and $365 million in 2006.

Net cash (used in) generated from investment activities is split between continuing and discontinued operations as follows:

	2008	2007	2006

Cash from (used in) investment activities
Continuing operations	$(188)	$615	$704
Discontinued operations	(8)	(47)	(339)

Total	$(196)	$568	$365

A significant amount of cash was received in 2007 and 2006 from the disposition of businesses and assets as well as the cash received from the collection of loans receivable related to prior business dispositions. In total, $223 million, $1,224 million and $1,101 million were received in 2008, 2007 and 2006, respectively.

During 2008, the corporation completed the disposition of its meat operations in Mexico and received $55 million. It also received 95 million euros or $130 million in contingent proceeds from the previous sale of the corporation’s tobacco product line. The increase versus the prior year was due to a change in foreign currency exchange rates.

During 2007, the corporation completed the disposition of Hanesbrands and the European Meats businesses. The net assets of businesses disposed of included certain intercompany loans payable which were paid shortly after the businesses were disposed of. The corporation received $688 million of cash in total from the settlement of these notes receivable – $450 million of cash received was related to the Hanesbrands disposition and $238 million was related to the European Meats disposition. The corporation also received $346 million in proceeds primarily related to the disposition of the European Meats business and received 95 million euros or $120 million in contingent proceeds from the sale of the corporation’s tobacco product line.

Sara Lee Corporation and Subsidiaries    27

Financial review

In 2006, cash proceeds from dispositions of businesses and assets were $1,101 million, which includes proceeds from the sale of several businesses that are reported in discontinued operations, the sale of certain working capital, trademarks and assets related to certain suncare and rice product lines, proceeds from the sale of an investment in a foreign company and $114 million in contingent proceeds from the sale of the corporation’s tobacco product line.

The corporation spent $515 million, $631 million and $625 million for the purchase of property, equipment, computer software and intangibles in 2008, 2007, and 2006, respectively. The higher level of spending in 2007 and 2006 were due in part to an increase in expenditures for certain information technology assets and for certain costs for the corporation’s new headquarters facility in Downers Grove, Illinois and other facilities that are being used to centralize management. The corporation expects capital expenditures for property and equipment to be approximately $500 million in 2009 due to a reduction in projected expenditures related to information technology assets.

In 2008 and 2007, the corporation did not expend any funds to make any business acquisitions. However, in 2006, the corporation used $78 million of cash for the purchase of certain businesses, the largest of which was Butter-Krust Baking, a Mid-Atlantic fresh bread and baking company for $53 million.

Cash from Financing Activities  The total cash used in financing activities was $1,811 million in 2008, $913 million in 2007 and $41 million in 2006. The net cash (used in) received from financing activities is split between continuing and discontinued operations as follows:

	2008	2007	2006

Cash (used in) received from financing activities
Continuing operations	$(1,806)	$(857)	$509
Discontinued operations	(5)	(56)	(550)

Total	$(1,811)	$(913)	$(41)

Significant items impacting the cash used in financing activities are discussed below.

Purchases of Common Stock  The corporation expended $315 million to repurchase shares of its common stock in 2008, versus $686 million and $561 million in 2007 and 2006, respectively. An ongoing share repurchase program is in place that allows the repurchase of the corporation’s common stock at times management deems appropriate, given current market valuations. During 2008, the corporation repurchased 20 million shares of its common stock. At June 28, 2008, the corporation had approximately 24.8 million shares remaining on its existing share authorization. The corporation intends to repurchase additional shares in 2009 with a total value of $500 million. These repurchases will be influenced by market conditions and other factors.

Long-Term Borrowings  During 2008, the corporation had net repayments of long-term borrowings of $1,456 million. During 2007, the corporation had net borrowings of long-term debt of $2,479 million versus net repayments of long-term borrowings of $430 million in 2006. As noted below, prior to the 2007 spin off, Hanesbrands borrowed $2,558 million, which is included in the $2,479 million of net borrowings in 2007. In 2008 and 2006, the corporation utilized a combination of cash on hand and short-term borrowings to repay maturing long-term debt.

Prior to being spun off by the corporation, Hanesbrands borrowed $2,600 million from a group of banks. Net of loan origination fees, Hanesbrands received $2,558 million of cash proceeds, and this amount is included in the corporation’s borrowings of long-term debt. Using a portion of the proceeds received from the borrowing, Hanesbrands paid a dividend of $1,950 million to the corporation. Immediately following this dividend, the corporation distributed to stockholders of record one share of Hanesbrands common stock for every eight shares of Sara Lee common stock held. A total of $650 million of cash was transferred to Hanesbrands at the spin off date.

Short-Term Borrowings  During 2008 and 2006, the corporation had net short-term borrowings of $251 million and $1,528 million, respectively, versus net repayments of short-term borrowings in 2007 of $1,720 million. In 2007, the corporation utilized a combination of cash on hand and the proceeds from the borrowing of long-term debt noted above to fund the repayments.

At the end of 2006, the corporation chose not to utilize cash on hand to repay outstanding notes payable borrowings that had been made during the year as it had done in prior years. This resulted in a higher amount of cash on the balance sheet at the end of 2006 and higher borrowings of short-term debt, which are reflected in the corporation’s cash flow statement as a financing activity.

Cash Dividends  Dividends paid during 2008 were $296 million, as compared to the $374 million paid in 2007 and $605 million paid in 2006. The decline in dividends paid in 2008 is due to a lower number of shares outstanding due to the impact of the share repurchase program. The decline in the dividends paid in 2007 versus 2006 was primarily due to the reduction in the annual dividend rate after the spin off of Hanesbrands, from $0.79 per share in 2006 to $0.40 per share in 2007. The annual dividend rate in 2008 was $0.42 per share.

28    Sara Lee Corporation and Subsidiaries

Liquidity

Notes Payable  Notes payable increased from $23 million in 2007 to $280 million in 2008 as the corporation utilized short-term borrowings to repay a portion of its maturing long-term debt. The corporation had cash and cash equivalents on the balance sheet at the end of 2008 and 2007 of $1,284 million and $2,517 million, respectively.

Debt  The corporation’s total long-term debt decreased $1,289 million in 2008, to $2,908 million at June 28, 2008, primarily due to the use of cash on hand and short term borrowings to repay long-term debt that matured during the year. The corporation’s total remaining long-term debt of $2,908 million is due to be repaid as follows: $568 million in 2009, $52 million in 2010, $20 million in 2011, $1,128 million in 2012, $517 million in 2013 and $623 million thereafter. Of the amounts that are due to be repaid in 2009, approximately $394 million matures in the second quarter, $5 million matures in the third quarter, $152 million matures in the fourth quarter and the remainder matures throughout the year. Debt obligations due to mature in the next year are expected to be satisfied with cash on hand, cash from operating activities or with additional borrowings.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 66.2% fixed-rate debt as of June 28, 2008, as compared with 60.7% as of June 30, 2007. The increase in fixed-rate debt at the end of 2008 versus the end of 2007 is due to the repayment of long-term variable rate debt during the period and the impact of changes in foreign currency exchange rates. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Pension Plans  As shown in Note 19 to the Consolidated Financial Statements, titled “Defined Benefit Pension Plans,” the funded status of the corporation’s defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The underfunded status of the plans is $321 million at the end of fiscal 2008 as compared to $580 million at the end of fiscal 2007.

The corporation expects to contribute $196 million of cash to its pension plans in 2009 as compared to $175 million in 2008, $191 million in 2007 and $331 million in 2006. The 2009 contributions are for pension plans of continuing operations and pension plans where the corporation has agreed to retain the pension liability after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. As a result, the actual funding in 2009 may be materially different from the estimate.

During 2006, the corporation entered into an agreement to fully fund certain U.K. pension obligations by 2015. The anticipated 2009 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Under the terms of this agreement, the corporation will make annual pension contributions of 32 million British pounds to the U.K. plans through 2015. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with local funding standards. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than all three of the following ratings, the annual pension funding of these U.K. plans will increase by 20%: Standard & Poor’s minimum credit rating of “BBB-,” Moody’s Investors Service minimum credit rating of “Baa3” and FitchRatings minimum credit rating of “BBB-.” The corporation’s credit ratings are currently above these levels and are discussed below in this Liquidity section.

Repatriation of Foreign Earnings and Income Taxes  Since 2006, the corporation has adopted a policy of repatriating a higher level of foreign sourced earnings to fund U.S. cash requirements. The Hanesbrands business that was spun off in 2007 historically generated a significant amount of cash from operations within the U.S., which was used to service debt payments, dividends and other domestic capital requirements. As a result of the spin off of Hanesbrands and the disposition of a number of significant European operations, the corporation has repatriated dividends annually since 2006 and will likely continue to do so in the future. This policy will increase the corporation’s income tax rate and increase cash income taxes paid.

The tax costs associated with the anticipated repatriation of foreign earnings are recognized as the amounts are earned. However, the corporation pays the tax liability upon completing the repatriation action.

During the first quarter of 2008, the corporation repatriated $1.4 billion of foreign accumulated earnings to the U.S. The taxes paid on the $1.4 billion dividend were fully accrued in 2007 and prior years. This dividend, in isolation, would have required the payment of approximately $420 million of cash taxes over the remainder of 2008. However, other income or losses generated by the business impacted the ultimate amount of 2008 cash taxes paid. During 2008 the corporation accrued $125 million of taxes payable relating to the repatriation of $720 million of 2008 foreign earnings. This repatriation, in isolation, will result in a payment of $125 million of cash tax in 2009. However, other income or losses generated by the business will impact the ultimate cash tax payment.

Sara Lee Corporation and Subsidiaries    29

Financial review

Cash and Equivalents, Short-Term Investments and Cash Flow  The corporation’s cash balance of $1,284 million at the end of 2008 was invested in interest-bearing bank deposits that are redeemable on demand by the corporation. A significant portion of cash and equivalents are held by the corporation’s subsidiaries outside of the U.S. A portion of these balances will be used to fund future working capital and other funding requirements.

The corporation has also recognized amounts for transformation and other restructuring charges and at the end of 2008 recognized a liability of approximately $110 million that relates primarily to future severance and other lease and contractual payments. These amounts will be paid when the obligation becomes due, and the corporation expects a significant portion of these amounts will be paid in 2009. The anticipated 2009 payments of cash taxes and severance associated with previously recognized exit activities will have a significant negative impact on cash from operating activities.

Dividend  Annual dividend amounts paid per share by the corporation were $0.41 in 2008, $0.50 in 2007, and $0.79 in 2006. Future dividends are determined by the corporation’s Board of Directors and are not guaranteed.

Credit Facilities and Ratings  The corporation has a $1.85 billion five-year revolving credit facility available which management considers sufficient to satisfy its operating requirements. This facility expires in December 2011 and the pricing under this facility is based upon the corporation’s current credit rating. At June 28, 2008, the corporation had not borrowed under the facility and the facility does not mature or terminate upon a credit rating downgrade. The facility contains a number of typical covenants, which the corporation is in compliance with, including a requirement to maintain an interest coverage ratio of at least 2.0 to 1.0. The interest coverage ratio is generally defined as a ratio of pretax income (excluding net interest expense, any extraordinary or non-recurring non-cash charges or gains), to net interest expense. For the 12 months ended June 28, 2008, the corporation’s interest coverage ratio was 11.2 to 1.0.

The corporation’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of June 28, 2008, were as follows. Standard & Poor’s and Moody’s Investors Service have the corporation’s long-term credit rating classified as having a negative outlook.

	Senior Unsecured Obligations	Short-term Borrowings	Outlook
Standard & Poor’s	BBB+	A-2	Negative
Moody’s	Baa1	P-2	Negative
FitchRatings	BBB	F-2	Stable

Changes in the corporation’s credit ratings result in changes in the corporation’s borrowing costs. The corporation’s current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a historically high degree of liquidity. A downgrade of the corporation’s short-term credit rating would place the corporation in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of “A-2,” “P-2,” or “F-2.” This would reduce the amount of commercial paper the corporation could issue and raise its commercial paper borrowing cost. To the extent that the corporation’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

Off-Balance Sheet Arrangements  The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation’s financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

Leases  The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $116 million in 2009, $76 million in 2010, $53 million in 2011, $33 million in 2012, $26 million in 2013 and $102 million thereafter. The corporation is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $29 million in 2009, $27 million in 2010, $23 million in 2011, $18 million in 2012, $14 million in 2013 and $61 million thereafter.

Future Contractual Obligations and Commitments  During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. These contracts, the majority of which will expire by December 2009, represent the purchase of approximately $158 million of hogs over the remaining life of the contracts. Under the terms of these contracts, the corporation must continue to purchase these live hogs and therefore, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. The corporation’s purchase price of these hogs is generally based on the price of corn products, and the corporation’s selling price for these hogs is generally based on USDA posted hog prices. Divergent movements in these indices will result in either gains or losses on these hog transactions. Expected losses from the sale of these hogs are recognized when the loss is probable of occurring. At the end of 2008, based on current market pricing, the corporation deemed that it was not probable that material future near-term losses would occur. The contractual commitment for these purchases is included in the table below.

30    Sara Lee Corporation and Subsidiaries

The corporation has no material unconditional purchase obligations as defined by SFAS No. 47, “Disclosure of Long-Term Purchase Obligations.” The following table aggregates information on the corporation’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$2,908	$568	$52	$20	$1,128	$517	$ 623
Interest on debt obligations[1]	1,164	147	131	130	78	59	619
Operating lease obligations	406	116	76	53	33	26	102
Purchase obligations[2]	3,237	1,765	775	348	185	138	26
Other long-term liabilities[3]	1,086	239	112	93	83	390	169
Subtotal	8,801	2,835	1,146	644	1,507	1,130	1,539
Contingent lease obligations[4]	172	29	27	23	18	14	61
Total[5]	$8,973	$2,864	$1,173	$667	$1,525	$1,144	$1,600
1	Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2008. See Note 12 to the Consolidated Financial Statements for further details on the corporation’s long-term debt.
2	Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2008, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2008 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2008. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.
3	Represents the projected 2009 pension contribution of $196 million and the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. The 2009 projected pension contribution of $196 million and subsequent years through 2015 include an annual pension contribution of 32 million British pounds related to the terms of an agreement to fully fund certain U.K. pension obligations. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits including medical; other than the projected 2009 pension contribution of $196 million and the U.K. funding amounts, noted previously, pension and postretirement obligations, including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 19 and 20 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table. Finally, the amount does not include any reserves for income taxes under FIN 48 because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes (balance was $617 million at June 28, 2008).
4	Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At June 28, 2008, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheets.
5	Contractual commitments and obligations identified under SFAS No. 5 are reflected and disclosed on the Consolidated Balance Sheets and in the related notes. Amounts exclude any payments related to deferred tax balances including any tax related to future repatriation of foreign earnings. See Note 21 to the corporation’s Consolidated Financial Statements regarding income taxes for further details.

Guarantees  The corporation is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the corporation under which the corporation agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters including a manufacturing facility pledged as collateral for a Brazilian tax dispute. In each of these circumstances, payment by the corporation is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the corporation to challenge the other party’s claims. In addition, the corporation’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the corporation may have recourse against third parties for certain payments made by the corporation. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the corporation’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the corporation under these agreements have not had a material effect on the corporation’s business, financial condition or results of operations. The corporation believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the corporation’s business, financial condition or results of operations.

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

Sara Lee Corporation and Subsidiaries    31

Financial review

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

Foreign Exchange, Interest and Commodity Risks  The corporation is exposed to market risk from changes in foreign currency exchange rates, interest rates and commodity prices. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the corporation enters into various hedging transactions that have been authorized pursuant to the corporation’s policies and procedures. The corporation does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Exchange  The corporation primarily uses foreign currency forward and option contracts to hedge its exposure to adverse changes in foreign currency exchange rates. The corporation’s exposure to foreign currency exchange rates exists primarily with the European euro, British pound, Brazilian real, Danish krone, Hungarian forint, Russian ruble and Australian dollar against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

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

Value at Risk  The value at risk estimations are intended to measure the maximum amount the corporation could lose from adverse market movements in interest rates and foreign currency exchange rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. As a result, foreign exchange gains or losses that are charged directly to translation adjustments in common stockholders’ equity are included in this estimate. The value at risk estimation utilizes historical interest rates and foreign currency exchange rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate-sensitive debt and swaps, foreign exchange hedges and their corresponding underlying exposures. Foreign exchange value at risk includes the net assets invested in foreign locations. The estimated value at risk amounts shown below represent the potential loss the corporation could incur from adverse changes in either interest rates or foreign currency exchange rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the corporation.

In millions	Amounts	Average	Time Interval	Confidence Level

Value at Risk Amounts
2008
Interest rates	$16	$18	1 day	95%
Foreign exchange	35	27	1 day	95%
2007
Interest rates	$11	$ 9	1 day	95%
Foreign exchange	9	9	1 day	95%

32    Sara Lee Corporation and Subsidiaries

Increases in foreign exchange value at risk amounts in 2008 were primarily due to increased levels of volatility in foreign exchange between the Euro and U.S. dollar, in addition to U.S. dollar interest rate volatility.

Sensitivity Analysis  For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2008 and 2007, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $16 million and $11 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

Significant Accounting Policies and Critical Estimates

The corporation’s summary of significant accounting policies is discussed in Note 2 to the Consolidated Financial Statements. The application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known, and, if material, are disclosed in the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term “reasonably likely” refers to an occurrence that is more than remote but less than probable in the judgment of management.

Sales Recognition and Incentives  Sales are recognized when title and risk of loss pass to the customer. Reserves for uncollectible accounts are based upon historical collection statistics, current customer information, and overall economic conditions. These estimates are reviewed each quarter and adjusted based upon actual experience. The reserves for uncollectible trade receivables are disclosed and trade receivables due from customers that the corporation considers highly leveraged are presented in Note 18 to the Consolidated Financial Statements, titled “Financial Instruments and Risk Management Interest Rate and Currency Swaps.” The corporation has a significant number of individual accounts receivable and a number of factors outside of the corporation’s control that impact the collectibility of a receivable. It is reasonably likely that actual collection experience will vary from the assumptions and estimates made at the end of each accounting period.

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

Inventory Valuation  Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans and spoilage rates are key factors used by the corporation in assessing the most likely net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is reasonably likely that market factors and other conditions underlying the valuation of inventory may change in the future.

Impairment of Property  Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 3 to the Consolidated Financial Statements discloses the impairment charges recognized by the corporation and the factors which caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated prior to the closing date.

Sara Lee Corporation and Subsidiaries    33

Financial review

Note 5 to the Consolidated Financial Statements sets out the impact of the corporation’s decisions to exit the use of property in advance of previously anticipated useful lives. Given the corporation’s ongoing efforts to improve operating efficiency, it is reasonably likely that future restructuring actions could result in decisions to dispose of other assets before the end of their useful life and it is reasonably likely that the impact of these decisions would result in impairment and other related costs including employee severance that in the aggregate would be significant.

Trademarks and Other Identifiable Intangible Assets  The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of June 28, 2008, the net book value of trademarks and other identifiable intangible assets was $1,021 million, of which $926 million is being amortized. The anticipated amortization over the next five years is $437 million.

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

There are inherent assumptions and estimates used in developing future cash flows requiring management’s judgment in applying these assumptions and estimates to the analysis of intangible asset impairment including projecting revenues, interest rates, the cost of capital, royalty rates and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of intangible assets and the factors which led to changes in estimates and assumptions.

Goodwill  Goodwill is not amortized but is subject to periodic assessments of impairment and is discussed further in Note 15. Goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

There are inherent assumptions and estimates used in developing future cash flows requiring management’s judgment in applying these assumptions and estimates to the analysis of goodwill impairment including projecting revenues and profits, interest rates, the cost of capital, tax rates, and the allocation of shared or corporate items. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of goodwill and the factors which led to changes in estimates and assumptions.

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

34    Sara Lee Corporation and Subsidiaries

Income Taxes  Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal and state income taxes are provided on that portion of foreign subsidiaries income that is expected to be remitted to the U.S. and be taxable.

The corporation’s effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the corporation operates. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our position may be challenged and possibly disallowed by various tax authorities. The corporation’s recorded estimates of liability related to income tax positions are based on management’s judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with worldwide tax authorities in consideration of applicable tax statutes and related interpretations and precedents. We also provide interest on these reserves at the appropriate statutory interest rates and these charges are also included in the corporation’s effective tax rate. The ultimate liability incurred by the corporation may differ from its estimates based on a number of factors, including the application of relevant legal precedent, the corporation’s success in supporting its filing positions with tax authorities, and changes to, or further interpretations of, law.

The corporation’s tax returns are routinely audited by federal, state, and foreign tax authorities. Reserves for uncertain tax positions represent a provision for the corporation’s best estimate of taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserves may require adjustment. Reserves are adjusted when (a) new information indicates a different estimated reserve is appropriate; (b) the corporation finalizes an examination with a tax authority, eliminating uncertainty regarding tax positions taken; or (c) a tax authority does not examine a tax year within a given statute of limitations, also eliminating the uncertainty with regard to tax positions for a specific tax period. The actual amounts settled with respect to these examinations were the result of discussions and settlement negotiations involving the interpretation of complex income tax laws in the context of our fact patterns. Any adjustment to a tax reserve impacts the corporation’s tax expense in the period in which the adjustment is made.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the corporation’s reserves related to uncertain tax positions and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods:

•    The spin off of the Hanesbrands business that was completed in 2007 has resulted in, and may continue to result in, an increase in the corporation’s effective tax rate in future years as the operations that were spun off had, historically, a lower effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future foreign earnings to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid.

•    Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

•    The corporation has ongoing U.S. and foreign tax audits for various tax periods. The U.S. federal tax years from 2005 onward remain subject to audit. Fiscal years remaining open to examination in the Netherlands include 2003 forward. Other foreign jurisdictions remain open to audits ranging from 1999 to 2007. With few exceptions, the corporation is no longer subject to state and local income tax examinations by tax authorities for years before 2003. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of worldwide examinations. The corporation believes that it has sufficient cash resources to fund the settlement of these audits.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. The corporation estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation’s tax rate or net earnings trends.

•    Facts and circumstances may change that cause the corporation to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes.

Sara Lee Corporation and Subsidiaries    35

Financial review

Note 21 to the Consolidated Financial Statements, titled “Income Taxes,” sets out the factors which caused the corporation’s effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

Contingent Asset  The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation can receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through July 2009. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts related to that country. Payments of 95 million euros were received in 2008, 2007 and 2006 that were equivalent to $130 million, $120 million and $114 million, respectively. Any future contingent payments received will be recognized in the corporation’s earnings on a separate line in the income statement when received. The future receipt of any payments is dependent upon factors outside of the control of the corporation, including legislation in foreign countries, and the corporation cannot predict such actions.

Stock Compensation  The corporation issues restricted stock units (RSUs) to employees and non-employee directors and issues stock options to employees. See Note 8 to the Consolidated Financial Statements regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the corporation determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the corporation’s stock, each of which impacts the fair value of the stock options. The corporation believes that changes in the estimates and assumptions associated with prior grants are not reasonably likely to have a material impact on future operating results.

Defined Benefit Pension Plans  See Note 19 to the Consolidated Financial Statements, titled “Defined Benefit Pension Plans,” for information regarding plan obligations, plan assets and the measurements of these amounts, as well as the net periodic benefit cost and the reasons for changes in this cost.

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

Net periodic benefit costs for the corporation’s defined benefit pension plans was $107 million in 2008, $141 million in 2007 and $181 million in 2006, and the projected benefit obligation was $4,744 million at the end of 2008 and $4,926 million at the end of 2007. The following information illustrates the sensitivity of these amounts to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2008. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2008. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and that the effects of changes in assumptions are not necessarily linear.

			Increase/(Decrease) in

Assumption		Change	2009 Net Periodic Benefit Cost	2008 Projected Benefit Obligation

Discount rate	1%	increase	$(28)	$(612)
Discount rate	1%	decrease	64	755
Asset return	1%	increase	(44)	–
Asset return	1%	decrease	44	–

36    Sara Lee Corporation and Subsidiaries

The corporation’s defined benefit pension plans had a net actuarial loss of $570 million in 2008 and $746 million at the end of 2007. At June 28, 2008, the unamortized actuarial loss is reported in the “Accumulated other comprehensive loss” line of the Consolidated Balance Sheet. The reduction in the net actuarial loss in 2008 was primarily due to an actuarial gain resulting from an increase in the discount rate used to measure plan obligations to 6.3% in 2008 from 5.4% in 2007. Also, the amortization of the opening deferred loss was partially offset by an actuarial loss due to actual asset returns being less than the assumed long-term rate of return.

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

Accounting for Defined Benefit Pension and Other Postretirement Plans  In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” In accordance with the provisions of SFAS 158, a portion of the requirements had been adopted in 2007 and the remainder will be adopted in 2009, as described below. SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income in shareholders’ equity. The company has recognized the funded status of its defined benefit pension and other postretirement benefit plans at the end of 2007.

SFAS 158 also requires consistent measurement of plan assets and benefit obligations as of the date of the fiscal year end statement of financial position. This provision is effective for the corporation in 2009. As the corporation currently measures the assets and obligations of its defined benefit pension plans and postretirement medical plans as of March 31st of each year, the adoption of this portion of the standard will require a change in the plan measurement date to the fiscal year end. The impact of adopting the measurement date provision of SFAS 158 will be recorded as an adjustment to beginning of year retained earnings in 2009. The corporation does not believe the impact will be material to the consolidated financial statements.

Fair Value Measurements  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS 157 is effective for the corporation at the beginning of 2009. In November 2007, the FASB decided to defer the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The corporation is currently evaluating the provisions of this new standard. We currently believe the adoption of this standard will not have a material impact on the consolidated financial statements because we already report the applicable assets and liabilities at fair value. The adoption will impact us through the enhanced disclosure requirements noted above.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The corporation does not believe the adoption of this standard will have a material impact on the consolidated financial statements.

Business Combinations  In December 2007, the FASB issued SFAS 141(R), “Business Combinations,” which requires changes in the accounting and reporting of business acquisitions. The statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in purchased entities, measured at their fair values at the date of acquisition based upon the definition of fair value outlined in SFAS No. 157. SFAS 141(R) is effective for the corporation for acquisitions that occur beginning in 2010. The corporation is currently evaluating the provisions of this new standard and has not determined the impact of adopting it at this time.

Minority Interests  In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51,” which requires changes in the accounting and reporting of noncontrolling interests in a subsidiary, also known as minority interest. The statement clarifies that a minority interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for the corporation at the beginning of 2010. The corporation is evaluating the provision of this new standard; however, we currently believe the adoption of SFAS 160 will not have a material impact on the consolidated financial statements.

Sara Lee Corporation and Subsidiaries    37

Financial review

Disclosures about Derivative Instruments and Hedging Activities  In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends SFAS No. 133 and requires expanded disclosure for derivative instruments. The statement requires companies to provide a tabular presentation of gains and losses by type of derivative and to disclose the line item impacted in the income statement. Fair value disclosures of derivatives, by type, must also be included that highlight the line in the balance sheet where the fair values are recorded and the total notional value of all derivatives must be disclosed. Additionally, companies must include additional qualitative disclosures including why derivatives are used and what risk exposures are addressed by executing a hedging program. These disclosures are required for both interim and annual financial statements and must be adopted by the corporation in the third quarter of fiscal 2009.

Useful Life of Intangible Assets  In April 2008, the FASB issued Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP142-3). This position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 applies to both intangible assets that are acquired individually or with a group of other assets as well as intangible assets acquired in business combinations and asset acquisitions. This position is effective for fiscal years beginning after December 15, 2008, which for us is fiscal 2010. Early adoption is not allowed. The corporation is currently evaluating the provisions of this new staff position and has not determined the impact of adoption at this time.

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

•    The consumer marketplace, such as (iii) significant competition, including advertising, promotional and price competition, and changes in consumer demand for Sara Lee’s products; (iv) fluctuations in the availability and cost of raw materials, Sara Lee’s ability to increase product prices in response and the impact on Sara Lee’s profitability; (v) the impact of various food safety issues and regulations on sales and profitability of Sara Lee products; and (vi) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

•    Sara Lee’s international operations, such as (vii) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the European euro, given Sara Lee’s significant concentration of business in Western Europe; (viii) Sara Lee’s generation of a high percentage of its revenues from businesses outside the U.S. and costs to remit these foreign earnings into the U.S. to fund Sara Lee’s domestic operations; and (ix) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers;

•    Previous business decisions, such as (x) Sara Lee’s ability to generate margin improvement through continuous improvement initiatives and transitioning the entire organization to a common information technology system and the risk that the transition to a common information technology system will be disruptive to the business; (xi) Sara Lee’s ability to achieve planned cash flows from capital expenditures and acquisitions, particularly its worldwide bakery business, and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows, which could impact future impairment analyses; (xii) credit ratings issued by the three major credit rating agencies and the impact these ratings have on Sara Lee’s cost to borrow funds and access to capital/debt markets; (xiii) the settlement of a number of ongoing reviews of Sara Lee’s income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Sara Lee transacts business; and (xiv) changes in the expense for multi-employer pension plans that Sara Lee participates in.

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

38    Sara Lee Corporation and Subsidiaries

Consolidated Statements of Income

Dollars in millions except per share data	Years ended	June 28, 2008	June 30, 2007	July 1, 2006

Continuing Operations
Net sales		$13,212	$11,983	$11,175

Cost of sales		8,154	7,370	6,857
Selling, general and administrative expenses		4,039	3,905	3,737
Net charges for exit activities, asset and business dispositions		38	94	86
Impairment charges		851	172	193
Contingent sale proceeds		(130)	(120)	(114)
Interest expense		187	261	302
Interest income		(87)	(128)	(75)

		13,052	11,554	10,986

Income from continuing operations before income taxes		160	429	189
Income tax expense (benefit)		201	(11)	158

Income (loss) from continuing operations		(41)	440	31

Discontinued Operations
Net income (loss) from discontinued operations, net of tax expense of nil, $34, and $21		(14)	48	123
Gain (loss) on sale of discontinued operations, net of tax expense (benefit) of $1, $(11), and $65		(24)	16	401

Net Income (Loss)		$ (79)	$ 504	$ 555

Income (loss) from continuing operations per share of common stock
Basic		$ (0.06)	$ 0.59	$ 0.04

Diluted		$ (0.06)	$ 0.59	$ 0.04

Net income (loss) per share of common stock
Basic		$ (0.11)	$ 0.68	$ 0.72

Diluted		$ (0.11)	$ 0.68	$ 0.72

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries    39

Consolidated Balance Sheets

Dollars in millions except share data	June 28, 2008	June 30, 2007

Assets
Cash and equivalents	$ 1,284	$ 2,517
Trade accounts receivable, less allowances of $91 in 2008 and $82 in 2007	1,491	1,277

Inventories
Finished goods	775	712
Work in process	43	34
Materials and supplies	402	294

	1,220	1,040
Current deferred income taxes	111	33
Other current assets	361	277
Assets of discontinued operations	–	64

Total current assets	4,467	5,208

Other non-current assets	233	194

Property
Land	122	107
Buildings and improvements	1,506	1,402
Machinery and equipment	3,631	3,498
Construction in progress	185	223

	5,444	5,230
Accumulated depreciation	2,925	2,837

Property, net	2,519	2,393
Trademarks and other identifiable intangibles, net	1,021	1,002
Goodwill	2,223	2,698
Deferred income taxes	295	137
Assets held for sale	72	2
Assets of discontinued operations	–	121

	$10,830	$11,755

The accompanying Notes to Financial Statements are an integral part of these balance sheets.

40    Sara Lee Corporation and Subsidiaries

	June 28, 2008	June 30, 2007

Liabilities and Stockholders’ Equity
Notes payable	$ 280	$ 23
Accounts payable	1,258	1,127
Accrued liabilities
Payroll and employee benefits	726	635
Advertising and promotion	440	389
Taxes other than payroll and income	71	60
Income taxes payable and current deferred taxes	16	89
Other	465	590
Current maturities of long-term debt	568	1,427
Liabilities of discontinued operations	–	48
Liabilities held for sale	17	–

Total current liabilities	3,841	4,388
Long-term debt	2,340	2,770
Pension obligation	405	662
Deferred income taxes	177	128
Other liabilities	1,237	1,157
Liabilities of discontinued operations	–	93
Minority interests in subsidiaries	19	14
Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 706,358,624 shares in 2008 and 724,432,686 shares in 2007	7	7
Capital surplus	7	–
Retained earnings	2,760	3,413
Unearned stock of ESOP	(112)	(123)
Accumulated other comprehensive income (loss)	149	(754)

Total common stockholders’ equity	2,811	2,543

	$10,830	$11,755

See accompanying Notes to Consolidated Financial Statements

Sara Lee Corporation and Subsidiaries    41

Consolidated Statements of Common Stockholders’ Equity

Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income

Balances at July 2, 2005	$2,577	$ 8	$ 79	$4,206	$(155)	$(1,561)
Net income	555	–	–	555	–	–	$ 555
Translation adjustments, net of tax of $(43)	70	–	–	–	–	70	70
Minimum pension liability, net of tax of $96	180	–	–	–	–	180	180
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(18)	(28)	–	–	–	–	(28)	(28)

Comprehensive income							$ 777

Dividends	(456)	–	–	(456)	–	–
Stock issuances – restricted stock	55	–	55	–	–	–
Stock option and benefit plans	33	–	33	–	–	–
Tax benefit related to stock-based compensation	1	–	1	–	–	–
Share repurchases and retirement	(561)	–	(107)	(454)	–	–
ESOP tax benefit, redemptions and other	23	–	1	4	18	–

Balances at July 1, 2006	2,449	8	62	3,855	(137)	(1,339)
Adjustment to apply SAB No. 108	58	–	–	53	–	5
Net income	504	–	–	504	–	–	$ 504
Translation adjustments, net of tax of $(48)	504	–	–	–	–	504	504
Minimum pension liability, net of tax of $1	143	–	–	–	–	143	143
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $20	34	–	–	–	–	34	34

Comprehensive income							$1,185

Adjustment to apply SFAS No. 158, net of tax of $(49)	(168)	–	–	–	–	(168)
Dividends	(370)	–	–	(370)	–	–
Spin off of Hanesbrands Inc. business	(29)	–	–	(96)	–	67
Stock issuances – restricted stock	29	–	29	–	–	–
Stock option and benefit plans	47	–	47	–	–	–
Tax benefit related to stock-based compensation	1	–	1	–	–	–
Share repurchases and retirement	(686)	(1)	(139)	(546)	–	–
ESOP tax benefit, redemptions and other	27	–	–	13	14	–

Balances at June 30, 2007	2,543	7	–	3,413	(123)	(754)
Net loss	(79)	–	–	(79)	–	–	$ (79)
Translation adjustments, net of tax of $(14)	686	–	–	–	–	686	686
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $14	25	–	–	–	–	25	25
Pension/Postretirement activity, net of tax of $4	192	–	–	–	–	192	192

Comprehensive income							$ 824

Adoption of FASB Interpretation No. 48	13	–	–	13	–	–
Dividends	(300)	–	–	(300)	–	–
Stock issuances – restricted stock	25	–	25	–	–	–
Stock option and benefit plans	9	–	9	–	–	–
Share repurchases and retirement	(315)	–	(27)	(288)	–	–
ESOP tax benefit, redemptions and other	12	–	–	1	11	–

Balances at June 28, 2008	$2,811	$ 7	$ 7	$2,760	$(112)	$ 149

The accompanying Notes to Financial Statements are an integral part of these statements.

42    Sara Lee Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Dollars in millions	June 28, 2008	June 30, 2007	July 1, 2006

Operating Activities
Net income (loss)	$ (79)	$ 504	$ 555
Less: Cash received from contingent sale proceeds	(130)	(120)	(114)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation	403	420	541
Amortization	122	119	160
Impairment charges	851	172	587
Net loss (gain) on business dispositions	25	(29)	(589)
Increase (decrease) in deferred income taxes	(267)	(138)	112
Other	188	91	57
Change in current assets and liabilities, net of businesses acquired and sold
Trade accounts receivable	(92)	18	(14)
Inventories	(117)	(106)	108
Other current assets	(36)	(50)	(65)
Accounts payable	38	93	(10)
Accrued liabilities	(318)	(270)	(67)
Accrued taxes	18	(212)	4

Net cash from operating activities	606	492	1,265

Investment Activities
Purchases of property and equipment	(454)	(529)	(615)
Purchase of software and other intangibles	(61)	(102)	(10)
Acquisitions of businesses and investments	–	–	(78)
Dispositions of businesses and investments	55	346	868
Cash received from loans receivable	–	688	33
Cash received from contingent sale proceeds	130	120	114
Cash received from (used in) derivative transactions	96	(25)	(33)
Cash used to invest in short-term investments	–	(647)	–
Cash received from maturing short-term investments	–	647	–
Sales of assets	38	70	86

Net cash received from (used in) investment activities	(196)	568	365

Financing Activities
Issuances of common stock	5	38	27
Purchases of common stock	(315)	(686)	(561)
Borrowings of long-term debt		2,895	37
Repayments of long-term debt	(1,456)	(416)	(467)
Borrowings (repayments) of short-term debt, net	251	(1,720)	1,528
Cash transferred to Hanesbrands Inc. in spin off	–	(650)	–
Payments of dividends	(296)	(374)	(605)

Net cash (used in) financing activities	(1,811)	(913)	(41)

Effect of changes in foreign exchange rates on cash	165	128	86

Increase (decrease) in cash and equivalents	(1,236)	275	1,675
Add: Cash balance of discontinued operations at beginning of year	3	18	47
Less: Cash balance of discontinued operations at end of year	–	(3)	(18)
Cash and equivalents at beginning of year	2,517	2,227	523

Cash and equivalents at end of year	$1,284	$ 2,517	$2,227

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries    43

Notes to financial statements

Dollars in millions except per share data

Note 1 – Nature of Operations and Basis of Presentation

Nature of Operations  Sara Lee Corporation (the corporation or Sara Lee) is a U.S.-based multinational corporation. The corporation’s principal product lines are branded packaged meat products, fresh and frozen bakery products, roast and ground coffee and household and body care products. The relative importance of each operation over the past three years, as measured by sales and operating segment income, is presented in Note 22, “Business Segment Information,” of these financial statements. Food and beverage sales are made in both the retail channel, to supermarkets, warehouse clubs and national chains, and the foodservice channel. Household and body care products are primarily sold through the retail channel.

Basis of Presentation  The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries and have been prepared in accordance with generally accepted accounting principles (GAAP) in the U.S. The results of the corporation’s Mexican Meats, Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, European Meats and Branded Apparel Americas/Asia businesses are reported as discontinued operations in all years.

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

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2008, 2007 and 2006 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

Discontinued Operations  The results of the corporation’s Mexican Meats business have been reported as a discontinued operation as a result of its sale in 2008. The corporation’s Direct Selling, U.S. Retail Coffee, European Branded Apparel, European Nuts and Snacks, U.K. Apparel, U.S. Meat Snacks, European Meats, and Branded Apparel Americas/Asia businesses had previously been reported as discontinued operations in the corporation’s 2007 annual report. The results of operations of all of these businesses through the date of sale or spin off are presented as discontinued operations in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets. Prior periods have been reclassified to reflect this presentation.

Balance Sheet Revision – Income Taxes  In the third quarter of 2008, the corporation determined that a $420 deferred income tax liability related to the anticipated repatriation of foreign earnings was misclassified as a noncurrent deferred income tax liability on the consolidated balance sheet at June 30, 2007. Because these deferred income tax amounts are settled at the time the earnings are repatriated and it was anticipated the repatriation would occur within twelve months, the deferred income tax liability should have been classified as current. Additionally, during the third quarter 2008 financial statement closing process, the corporation reviewed the detail of its balance sheet classification of other significant deferred tax items and identified $30 of additional items that were incorrectly classified as noncurrent at June 30, 2007. Correction of these classification errors moves most of the balance from long-term deferred income tax liabilities to current deferred income tax assets because the tax jurisdiction the corrections pertain to is in a net current deferred income tax asset position. These classification errors resulted in a $435 overstatement of current deferred income tax assets, a $450 overstatement of noncurrent deferred tax liabilities, and a $15 understatement of income taxes payable but had no impact on net income, common stockholders’ equity or cash flows. While the corporation has concluded that this misclassification did not materially misstate any previously issued financial statements, the June 30, 2007 balance sheet was revised in order to provide consistency and comparability in the presentation of deferred income tax balances. The impact of this revision on the relevant lines in the balance sheet (as adjusted for discontinued operations) is summarized below:

Balances at June 30, 2007	As Reported	As Adjusted
Current deferred income tax asset	$ 468	$ 33
Total current assets	5,643	5,208
Total assets	12,190	11,755
Income taxes payable and current deferred taxes	74	89
Total current liabilities	4,301	4,388
Noncurrent deferred income taxes	578	128
Total liabilities and equity	12,190	11,755

Balance Sheet Revision – Dividends  In the fourth quarter of 2008, the corporation determined that dividends presented in the consolidated balance sheets and consolidated statements of common stockholders’ equity only included dividends recorded on the dividend record date. Dividends should have been recorded in retained earnings at the dividend declaration date rather than the dividend record date. As a result, retained earnings at July 2, 2005 were overstated by $155, dividends for 2006 were overstated by $155, dividends for 2007 were understated by $72, and at June 30, 2007, retained earnings were overstated and accounts payable understated by $72. This error did not impact net income or cash flows. While the corporation has concluded that this error did not materially misstate any previously issued financial statements, the July 2, 2005 and June 30, 2007 consolidated balance sheet and 2005 through 2007 consolidated statements of common stockholders’ equity were revised in order to provide consistency and comparability in

44    Sara Lee Corporation and Subsidiaries

the presentation of dividends, retained earnings and total equity. The impact of this revision on the relevant lines in the balance sheet and common stockholders’ equity statement (as adjusted for discontinued operations) is summarized below:

	As Reported	As Adjusted
Total common stockholders’ equity July 2, 2005	$2,732	$2,577
Retained earnings July 2, 2005	4,361	4,206
Dividends 2006	611	456
Dividends 2007	298	370
Balance at June 30, 2007:
Accounts payable	1,055	1,127
Total current liabilities	4,301	4,388
Retained earnings	3,485	3,413
Total common stockholders’ equity	2,615	2,543

Accounting Changes – Adoption of Staff Accounting Bulletin No. 108  In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. SAB 108 requires that misstatements be measured under the dual approach which requires that errors be evaluated under the rollover method and the iron curtain method. Under the rollover method, the amount of the error in the current period is evaluated against current period income, including the reversing effects of prior year misstatements. Under the iron curtain method, the error is quantified by evaluating the total error in the balance sheet as of the end of the current period. The corporation adopted SAB 108 in the fourth quarter of 2007 and recognized a $58 adjustment upon adoption.

Note 2 – Summary of Significant Accounting Policies

The Consolidated Financial Statements include the accounts of the corporation and its controlled subsidiary companies, which in general are majority owned. The Consolidated Financial Statements also include the accounts of variable interest entities (VIEs) for which the corporation is deemed the primary beneficiary, as defined by the Financial Accounting Standards Board’s Interpretation No. 46(R) (FIN 46(R)) and related interpretations, but the VIEs are not material. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains and losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings as realized.

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

Sales Recognition and Incentives  The corporation recognizes sales when they are realized or realizable and earned. The corporation considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, and collectibility is reasonably assured. For the corporation, this generally means that we recognize sales when title to and risk of loss of our products pass to our resellers or other customers. In particular, title usually transfers upon receipt of our product at our customers’ locations, or upon shipment, as determined by the specific sales terms of the transactions.

Sales are recognized as the net amount to be received after deducting estimated amounts for sales incentives, trade allowances and product returns. The corporation estimates trade allowances and product returns based on historical results taking into consideration the customer, transaction and specifics of each arrangement. The corporation provides a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

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

Sara Lee Corporation and Subsidiaries    45

Notes to financial statements

Dollars in millions except per share data

Fixtures and Racks  Store fixtures and racks are given to retailers to display certain of the corporation’s products. The costs of these fixtures and racks are recognized as expense in the period in which they are delivered to the retailer.

Advertising Expense  Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $325 in 2008, $313 in 2007 and $298 in 2006.

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

Shipping and Handling Costs  The corporation recognizes shipping and handling costs in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income and recognized $703 in 2008, $656 in 2007 and $619 in 2006.

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

Discontinued Operations  A discontinued operation is a business component that meets several criteria. First, it must be possible to clearly distinguish the operations and cash flows of the component from other portions of the business. Second, the operations need to have been sold or classified as held for disposal. Finally, after the disposal, the cash flows of the component must be eliminated from continuing operations and the corporation may not have any significant continuing involvement in the business. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

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

Businesses Held for Disposal  In order for a business to be classified as held for disposal, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for disposal, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for disposal follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for disposal business is reported at the lower of its carrying value or fair value less cost to sell. The carrying value of a held for disposal business includes the portion of the cumulative translation adjustment related to the operation.

Businesses Held for Use  If a decision to dispose of a business is made and the held for disposal criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in the following order: assets other than goodwill, property and intangibles; property and intangibles subject to amortization; and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization, in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, then an impairment is recognized if the carrying value of the business exceeds its fair value.

There are inherent judgments and estimates used in determining future cash flows and it is possible that additional impairment charges may occur in future periods. In addition, the sale of a business can result in the recognition of a gain or loss that differs from that anticipated prior to the closing date.

Property  Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the

46    Sara Lee Corporation and Subsidiaries

shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $18, $20 and $20 in 2008, 2007 and 2006, respectively.

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

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. Because some of the inherent assumptions and estimates used in determining the fair value of these reporting units are outside the control of management, including interest rates, the cost of capital, and tax rates, changes in these underlying assumptions and our credit rating can also adversely impact the business units’ fair values. The amount of any impairment is dependent on these factors, which cannot be predicted with certainty.

Exit and Disposal Activities  Exit and disposal activities primarily consist of various actions to sever employees, exit certain contractual obligations and dispose of certain assets. Charges are recognized for these actions at their fair value in the period in which the liability is incurred. Adjustments to previously recorded charges resulting from a change in estimated liability are recognized in the period in which the change is identified. Our methodology used to record these charges is described below.

Sara Lee Corporation and Subsidiaries    47

Notes to financial statements

Dollars in millions except per share data

Severance  Severance actions initiated by the corporation are generally covered under previously communicated benefit arrangements under SFAS 112, which provides for termination benefits in the event that an employee is involuntarily terminated. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This occurs when management with the appropriate level of authority approves an action to terminate employees who have been identified and targeted for termination within one year.

Noncancelable Lease and Contractual Obligations  Liabilities are incurred for noncancelable lease and other contractual obligations when the corporation terminates the contract in accordance with contract terms or when the corporation ceases using the right conveyed by the contract or exits the leased space. The charge for these items is determined based on the fair value of remaining lease rentals reduced by the fair value of estimated sublease rentals that could reasonably be obtained for the property, estimated using an expected present value technique.

Accelerated Depreciation and Amortization  In certain cases the corporation has targeted an asset or group of assets for disposal and assesses impairment under the “held and used” model under SFAS 144. See the description under “Property” and “Trademarks and Other Identifiable Intangible Assets” discussed previously in this Note for further details of the impairment methodology followed by the corporation. Accelerated depreciation and amortization is associated with decisions to dispose of or abandon the use of certain tangible and intangible assets at dates earlier than previously anticipated, pursuant to an exit plan. Accelerated depreciation and amortization represents the incremental impact of the revised estimate of remaining depreciation expense in excess of the original depreciation expense.

Other  For other costs associated with exit and disposal activities, a charge is recognized at its fair value in the period in which the liability is incurred, estimated using an expected present value technique, generally when the services are rendered.

Stock-Based Compensation  On July 3, 2005, the corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS No. 123(R)), using the modified prospective method. SFAS No. 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of adopting SFAS No. 123(R), the corporation recognized compensation cost for all share-based payments granted after July 3, 2005, plus any awards granted to employees prior to July 3, 2005 that remained unvested at that time. Under this method of adoption, no restatement of prior periods was made. The impact of adopting SFAS No. 123(R) did not have a significant impact on income from continuing operations, income before income taxes, net income, cash flow from operations or earnings per share during 2006. Upon the adoption of SFAS No. 123(R), the corporation utilized the alternative transition method of FASB Staff Position 123(R)-C and determined that no pool of excess tax benefits existed at the date of adoption.

Income Taxes  As a global commercial enterprise, the corporation’s tax rate from period to period is affected by many factors. The most significant of these factors includes changes in tax legislation, the global mix of earnings, the tax characteristics of the corporation’s income, the timing and recognition of goodwill impairments, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be repatriated to the U.S. and be taxable. In addition, the corporation’s tax returns are routinely audited and finalization of issues raised in these audits sometimes affects the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that are expected to be remitted to the U.S. and be taxable.

The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments in accordance with FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement 109.” For a tax benefit to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authority. The corporation adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. Any adjustment to a tax reserve impacts the corporation’s tax expense in the period in which the adjustment is made.

Defined Benefit, Postretirement and Life-Insurance Plans

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158)”, which requires the recognition of the funded status of defined pension and postretirement plans in the statement of financial position. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any

48    Sara Lee Corporation and Subsidiaries

underfunded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that had not yet been recognized as a component of net periodic cost was recognized in the accumulated other comprehensive income section of the Consolidated Statements of Common Stockholders’ Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

The method of calculating net periodic benefit cost under SFAS 158 is the same as under existing practices. SFAS 158 prescribes additional disclosure requirements including the classification of the current and noncurrent components of plan liabilities, as well as the disclosure of amounts included in Accumulated Other Comprehensive Income (Loss) that will be recognized as a component of net periodic benefit cost in the following year.

The recognition of the funded status requirement and certain disclosure provisions of SFAS 158 were effective for the corporation as of the end of 2007. Retrospective application of SFAS 158 was not permitted. The initial incremental recognition of the funded status under SFAS 158 that was reflected upon adoption in the Accumulated Other Comprehensive Loss section of Common Stockholders’ Equity was an after tax charge to equity of $168.

SFAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the fiscal year end statement of financial position. This provision is effective for the corporation in 2009. As the corporation currently uses a plan measurement date of March 31 for all of its benefit plans, the adoption of this portion of the standard will require a change in the plan measurement date to fiscal year end.

Financial Instruments  The corporation uses financial instruments, including forward exchange, options, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading purposes and is not a party to leveraged derivatives.

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

Notes to financial statements

Dollars in millions except per share data

Mark-to-Market Hedge  A derivative that is not declared as a hedge in one of the categories above is accounted for under mark-to-market accounting and referred to as a mark-to-market hedge. Changes in the fair value of the derivative declared as a mark-to-market hedge are recognized in the Consolidated Statements of Income to act as an economic hedge against changes in the values of another item or transaction. Forward exchange contracts are recorded as mark-to-market hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, “Foreign Currency Translation.” For derivatives designated as mark-to-market hedges, changes in their fair value are reported in earnings in either the “Cost of sales” or “Selling, general and administrative expenses” lines of the Consolidated Statements of Income where the underlying transaction that is being hedged is recorded.

Cash Flow Presentation  The settlement of derivative contracts related to the purchase of inventory, commodities or other hedged items that utilize hedge accounting are reported in the Consolidated Statements of Cash Flows as an operating cash flow, while those derivatives that utilize the mark-to-market hedge accounting model are reported in investing activities. Fixed to floating rate swaps are reported as a component of interest expense and therefore are reported in cash flow from operating activities similar to how cash interest payments are reported. The portion of the gain or loss on a cross currency fixed to fixed swap that offsets the change in the value of interest expense is recognized in cash flow from operations, while the gain or loss on the swap that is offsetting the change in value of the debt is classified as a financing activity in the Consolidated Statement of Cash Flows.

Self-Insurance Reserves  The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves, excluding any amounts covered by insurance, were $202 and $187 as of June 28, 2008 and June 30, 2007, respectively.

Business Acquisitions  All business acquisitions have been accounted for under the purchase method. Cash, the fair value of other assets distributed, securities issued unconditionally and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of an acquired business. Consideration that is issued or issuable at the expiration of a contingency period, or that is held in escrow pending the outcome of a contingency, is not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable.

Substantially all consideration associated with business acquisitions involves the payment of cash. These amounts are disclosed in the Consolidated Statements of Cash Flows.

Note 3 – Impairment Charges

The corporation has recognized impairment charges related to its operations in 2008, 2007 and 2006 and the significant impairments are recorded in “Impairment charges” in the Consolidated Statements of Income. The impact of these charges, is summarized in the following tables:

	Pretax Impairment Charge	Tax Benefit	After Tax Charge

2008
Continuing operations
North American Retail Meats	$ (20)	$ 8	$ (12)
Foodservice	(431)	16	(415)
International Bakery	(400)	–	(400)

Total impairments 2008	$(851)	$ 24	$(827)

2007
Continuing operations
North American Retail Meats	$ (34)	$ 12	$ (22)
North American Retail Bakery	(16)	6	(10)
International Beverage	(118)	9	(109)
Household and Body Care	(4)	–	(4)

Total impairments 2007	$(172)	$ 27	$(145)

2006
Continuing operations
North American Retail Bakery	$(179)	$ 68	$(111)
International Bakery	(14)	5	(9)

Continuing operations subtotal	(193)	73	(120)

Discontinued operations
European Branded Apparel	(179)	47	(132)
U.S. Retail Coffee	(44)	5	(39)
U.K. Apparel	(34)	–	(34)
U.S. Meat Snacks	(12)	4	(8)
European Meats	(125)	–	(125)

Discontinued operations subtotal	(394)	56	(338)

Total impairments 2006	$(587)	$129	$(458)

The following is a discussion of each impairment charge.

2008 Impairment Charges Recognized in Continuing Operations

North American Retail Meats Property and Trademarks  During the fourth quarter of 2008, management determined that a North American retail meats facility will be disposed due to its high cost structure and reduced demand for the products produced at the facility. Based on estimates of cash flows to be generated through the date of disposition, the corporation concluded that it was necessary to recognize an impairment charge of $20, of which $7 and $13 are related to property and trademarks, respectively. The after tax impact of this impairment charge is $12.

Foodservice and International Bakery Goodwill  The corporation tests goodwill and intangible assets not subject to amortization for impairments in the second quarter of each fiscal year and whenever a significant event occurs or circumstances change that would more likely than not reduce the fair value of these intangible assets. In the second quarter of fiscal 2008, this review was performed and, although the test did not indicate any reporting units may be impaired, two reporting units – North American Foodservice Bakery and Spanish

50    Sara Lee Corporation and Subsidiaries

Bakery – were identified as reporting units where it was reasonably likely that they might become impaired in future periods if operating earnings for those two reporting units did not show continued improvement. The potential for impairment was disclosed in the Form 10Q for the second and third quarters of 2008. Weaker than previously anticipated performance and a decline in forecasted financial performance occurred in the second half of 2008, which compelled management to re-perform the goodwill impairment test for these two business units in the fourth quarter. As a part of the review in the fourth quarter, the corporation concluded that the carrying amounts of the North American Foodservice Bakery and Spanish Bakery reporting units exceeded their respective fair values. Based upon the results of a third-party appraisal of long-lived assets and internal estimates of discounted cash flows, management compared the implied fair value of the goodwill in each reporting unit with the carrying value and concluded that a $782 goodwill impairment charge needed to be recognized. Of this amount, $382 relates to the North American Foodservice Bakery reporting unit and $400 relates to the Spanish Bakery reporting unit. No tax benefit is recognized on the goodwill impairments. After the recognition of the impairment losses, the remaining goodwill in the North American Foodservice Bakery and Spanish Bakery reporting units is $477 and $139, respectively.

Foodservice Property, Goodwill and Trademarks  In 2008, steps were taken to market and identify potential buyers for a business that is part of the Foodservice segment. In June 2008, the corporation’s board of directors authorized management to negotiate and sell the business under certain criteria. As part of this process, the corporation received a non-binding offer for the business which is less than the carrying value. Utilizing the net purchase price, the corporation conducted an impairment review of the business and recognized a pretax impairment charge of $49 in the fourth quarter of 2008, of which $36, $8 and $5 are related to property, goodwill and trademarks, respectively. The after tax impact of the impairment charge is $33. The remaining assets of this reporting unit were classified as held for sale at the end of 2008.

2007 Impairment Charges Recognized in Continuing Operations

North American Retail Meats Property  During the second quarter of 2007, management completed an analysis of the manufacturing activities being conducted at a facility that is part of the North American Retail Meats segment. As a result of this analysis, the corporation concluded that operations at this facility would be substantially reduced in order to improve efficiency and long-term profitability. Certain of the activities performed at the location have been transferred to more efficient third-party suppliers and others have been eliminated as part of the shutdown of this plant. These actions are consistent with the corporation’s previously announced transformation plan. Based upon the results of a third-party appraisal and internal estimates of cash flows to be generated through the date of disposition, the corporation concluded that it was necessary to recognize an impairment charge of $34 for this asset group in 2007. The after tax impact of this impairment charge is $22.

North American Retail Bakery Trademarks  In 2007, as part of the corporation’s transformation plan to improve operating efficiency and profitability, the North American Retail Bakery business continues to focus its marketing, advertising and promotion spending on a select number of brands. As a result of these plans, the company assessed the recoverability of certain trademarks impacted by this strategy. The company determined that the undiscounted cash flows over the remaining lives of the trademarks did not recover the carrying value of the assets. Therefore, the company calculated the estimated fair value of the trademarks using the royalty savings method and recorded an impairment charge of $16 for the difference between fair value and carrying value. The after tax impact of the trademark impairment charge is $10.

International Beverage Goodwill and Trademarks  In 2007, the corporation recognized a $118 pretax impairment charge in its International Beverage operations to record the impairment of $92 of goodwill and $26 of trademarks. No tax benefit was recognized on the goodwill impairment charge. The after tax impact of the trademark impairment charge is $17.

Goodwill Impairment—In 2007, the corporation concluded that the carrying amounts of its Brazilian and Austrian coffee reporting units exceeded their respective fair values. As a result, the corporation compared the implied fair value of the goodwill in each reporting unit with the carrying value and concluded that a $92 impairment loss needed to be recognized. Of this amount, $86 relates to the Brazilian reporting unit and $6 relates to the Austrian reporting unit. The impairment loss recognized equals the entire remaining amount of goodwill in each reporting unit.

The Brazilian coffee operation had experienced a sustained decline in profitability due to a highly competitive market in which the business operates. As a result of the sustained underperformance of this business, management revised its future cash flow expectations in the second quarter of 2007. These revised future cash flow expectations, along with comparable fair value information from the recent sale of a coffee business of comparable size and profitability, resulted in the corporation lowering its estimate of fair value of the business in the 2007 impairment review. Similarly, the underperformance of the Austrian business in 2007 led the corporation to lower its forecasted future cash flow expectations and resultant estimate of fair value.

Trademark Impairment—In conjunction with the actions resulting in the impairment of the Brazilian goodwill, the corporation assessed the realization of its long-lived assets associated with this held-for-use asset grouping. The primary asset in this asset group was determined to be trademarks, which had a carrying value of $47 and are being amortized over 10 years. Using the anticipated undiscounted cash flows of the asset group, the corporation concluded that the asset group was not fully recoverable. As a result of this evaluation, the corporation concluded that the carrying value of the trademarks exceeded the fair value by $26. The fair value of the trademarks was estimated using the royalty savings method.

After considering the lower future profit expectations for the Brazilian operations, the corporation concluded that it was also necessary to recognize a $27 valuation reserve on the net deferred tax assets related to the Brazilian tax jurisdiction as the realization of such tax assets was not reasonably assured. This charge is reported as tax expense in the 2007 Consolidated Statement of Income.

Sara Lee Corporation and Subsidiaries    51

Notes to financial statements

Dollars in millions except per share data

Household and Body Care  The corporation owns and operates a manufacturing plant in Zimbabwe. In 2007, changes in local governmental regulations in Zimbabwe included severe foreign exchange restrictions which inhibit the corporation from declaring dividends and repatriating earnings from the local operation. Based on these severe foreign exchange restrictions and general economic uncertainty in this economy, the corporation has considered the investment in the local business impaired, recognized a pretax and after tax impairment charge in the third quarter of 2007 for $4, and deconsolidated the business at the end of the third quarter of 2007. The remaining investment in these operations will be recorded as a cost basis investment and has a value of less than $1.

In conjunction with the 2007 annual impairment review of goodwill and indefinite lived intangible assets, the corporation concluded that the fair value of certain Household and Body Care trademarks exceeded their carrying value. However, sales for these trademarks, having a carrying value of $99, had been declining. Based on these sales declines, the corporation decided to begin amortizing these trademarks over periods ranging from 5 to 20 years.

2006 Impairment Charges Recognized in Continuing Operations

North American Retail and International Bakery Trademarks  As part of the transformation plan, the operating management of the bakery business was changed at the start of 2006 and new long-range plans were developed for the U.S. and European businesses in preparation for the start of 2007. In order to improve the efficiency and profitability of the U.S. operations, it was decided to eliminate certain regional brands, reduce the marketing, advertising and promotion spending behind other regional brands, and place more resources behind those brands with greater penetration of the domestic market. A greater portion of future research and development spending would also be focused on these larger brands. Similar decisions were made regarding the European business. These decisions impacted the anticipated future sales and cash flows of certain brands. All trademarks of the corporation’s bakery operations have been subject to amortization and the corporation conducted an impairment review of the trademarks impacted by these decisions. A third-party appraisal was used to determine the fair value of the trademarks considered to be impaired. The fair value of the trademarks was determined using the royalty savings method and pretax impairment charges of $179 and $14 were recognized in 2006 in the North American Retail Bakery and International Bakery segments, respectively. The after tax impact of these impairment charges is $111 and $9, respectively.

Impairment Charges Recognized in Discontinued Operations

After announcing its intent to dispose of certain businesses, the corporation assessed the reporting and recoverability of these operations in each quarter through the date of sale. Several significant charges were recognized in 2006 and reported on the line labeled “Net (loss) income from discontinued operations, net of tax (benefit) expense” of the Consolidated Statements of Income. Note 2 to the Consolidated Financial Statements describes the accounting policies and significant judgments related to planned business dispositions. The following is a description of the discontinued operations that incurred impairment charges.

European Branded Apparel  This business was initially marketed for sale in 2005 and, as part of this process, the corporation recognized a pretax impairment charge of $305 in 2005 related to goodwill ($182) and indefinite-lived trademarks ($123). In 2006, the corporation’s board of directors authorized management to negotiate and enter into a definitive agreement to sell this business, and the corporation entered into an exclusive negotiating period with a prospective buyer. Utilizing the agreed upon sale price, the corporation conducted an impairment review of the business and recognized an additional pretax impairment charge of $179 in the first quarter of 2006 within discontinued operations. The after tax impact of the impairment charge was $132. The sale of this business closed in the third quarter of 2006.

U.S. Retail Coffee  In 2005, the corporation initiated steps to dispose of certain assets used to manufacture and market roast and ground coffee products in the U.S. retail coffee channel and recognized a pretax impairment charge of $45 related to manufacturing assets ($13) and trademarks ($32). In 2006, the corporation announced that it had entered into an agreement to sell the U.S. Retail Coffee business for $83. As a result of allocating the goodwill to the U.S. Retail Coffee business to be sold, and utilizing the agreed upon selling price of the business, the corporation recognized an impairment charge of $44 in 2006 to record the impairment of $29 of goodwill and $15 of other long-lived assets. No tax benefit was recognized on the goodwill impairment and a $5 tax benefit was recognized on the other long-lived assets. The U.S. Retail Coffee business was sold in December 2005.

U.K. Apparel  In 2006, the corporation classified as held for disposal the U.K. Apparel business, which was comprised of the Courtaulds operations and several Sri Lankan ventures that supplied a portion of the Courtaulds inventory needs. The corporation recognized a $34 impairment charge to write down the value of the Courtaulds business to its fair value after discussions with potential buyers indicated that the fair value of the Courtalds business was less than its carrying value. There was no tax benefit associated with the impairment. In June 2006, the corporation closed on the sales of the Courtaulds business and the Sri Lankan ventures.

U.S. Meat Snacks  In 2006, the U.S. Meat Snacks business was marketed for sale and a sale agreement was entered into which indicated that the fair value of the business was less than the carrying value of the business. Goodwill associated with this business was evaluated for impairment in accordance with SFAS No. 142 and the corporation recognized a goodwill impairment charge of $12 pretax and $8 after tax. In June 2006, the sale of this business was completed.

European Meats  During 2006, the corporation marketed its European Meats business for sale and received several non-binding offers from prospective buyers. Based on indications of fair value from these offers, the carrying value of the business, including the related portion of the cumulative translation adjustment, was determined to exceed its fair value and the corporation evaluated the recoverability of the long-lived assets. The measurement process utilized the

52    Sara Lee Corporation and Subsidiaries

third-party offers received for the business and involved a number of judgments including estimates of the fair value of the property and amortizable intangible assets of the business. As a result of the evaluation, the corporation recognized a $125 goodwill impairment charge with no tax benefit. In June 2006, the corporation entered into a definitive agreement to sell this business to Smithfield Foods, and in August 2006, the transaction closed.

Note 4 – Discontinued Operations

In 2008, the corporation disposed of its Mexican meats operations. At the end of 2007, as part of the corporation’s transformation plan, eight businesses have been disposed of. The results of these businesses have been reported as discontinued operations. The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations. The impact of the impairments discussed in Note 3 to the Consolidated Financial Statements, “Impairment Charges”, is included in these operating results. Gains and losses related to the disposal of these discontinued operations are excluded from the following tables; however, they are discussed further below.

	Net Sales	Pretax Income (Loss)	Income (Loss)

2008
European Branded Apparel	$ –	$ (15)	$ (15)
Mexican Meats	238	1	1

Total	$ 238	$ (14)	$ (14)

2007
European Meats	$ 114	$ 7	$ 3
Branded Apparel Americas/Asia	787	85	59
Mexican Meats	296	(10)	(14)

Total	$1,197	$ 82	$ 48

2006
Direct Selling	$ 202	$ 14	$ 54
U.S. Retail Coffee	122	(46)	(39)
European Branded Apparel	641	(186)	(153)
European Nuts and Snacks	54	8	3
U.K. Apparel	437	(69)	(71)
U.S. Meat Snacks	25	(14)	(9)
European Meats	1,114	(57)	(41)
Branded Apparel Americas/Asia	4,484	491	379
Mexican Meats	285	3	–

Total	$7,364	$ 144	$ 123

Results of Discontinued Operations  Net sales of discontinued operations were $238 in 2008, $1,197 in 2007 and $7,364 in 2006; a full year of results for the Mexican meats business was not included in 2008 as the business was sold in the third quarter of 2008; and a full year of results for the European Meats and Branded Apparel Americas/Asia businesses was not included in 2007 as each of the businesses was sold in the first quarter of that fiscal year. The 2006 results also did not include a full year of results as the corporation completed the sale of the remaining discontinued operations during that year.

The corporation reported income (loss) from discontinued operations of $(14) in 2008, $48 in 2007 and $123 in 2006. In 2008, the corporation recognized a $15 charge related to the settlement of a pension plan in the U.K. associated with the European

Branded Apparel business, which was sold in 2006. The corporation recognized after tax impairment charges of $338 in 2006, which reduced income from discontinued operations and are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

Gain (Loss) on the Sale of Discontinued Operations  The gains (losses) recognized in 2008, 2007 and 2006 are summarized in the following tables. A further discussion of each disposition follows.

	Pretax Gain (Loss) on Sale	Tax (Charge)/ Benefit	After Tax Gain (Loss)

2008
Mexican Meats	$ (23)	$ (1)	$ (24)

2007
European Meats	$ 18	$ (1)	$ 17
Branded Apparel Americas/Asia	(23)	6	(17)
Philippines portion of European Branded Apparel	8	(2)	6
Other	2	8	10

Total	$ 5	$ 11	$ 16

2006
Direct Selling	$ 327	$(107)	$ 220
U.S. Retail Coffee	5	(2)	3
European Branded Apparel	45	41	86
European Nuts and Snacks	66	4	70
U.K. Apparel	22	–	22
U.S. Meat Snacks	1	(1)	–

Total	$ 466	$ (65)	$ 401

Business Sold in 2008

Mexican Meats  In March 2008, the corporation completed the disposition of its investment in its Mexican meats operation as it wanted to more closely focus on its core brands in the U.S. The corporation recognized a pretax loss of $23 and an after tax loss of $24. A total of $55 million of cash proceeds was received from the disposition of the business. The Mexican meats operation had been reported in the North American Retail Meats segment.

Businesses Sold in 2007

European Meats  In June 2006, the corporation entered into a definitive agreement to sell its European Meats business. The transaction closed in August 2006 after receiving European regulatory approval and the corporation recognized a pretax and after tax gain of $18 and $17, respectively. The capital gain related to this transaction was offset by capital losses on other disposition transactions. A total of $337 of cash proceeds was received from the disposition of the business and an additional $238 was received from the repayment of an obligation to the corporation, which was included in the net assets sold.

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. The final resolution of these items may impact the gain recognized. The corporation has not had any significant continuing involvement in the business after the disposal date and does not expect any material direct cash inflows or outflows with the sold entity.

Sara Lee Corporation and Subsidiaries    53

Notes to financial statements

Dollars in millions except per share data

Branded Apparel Americas/Asia  In February 2005, as part of its transformation plan, the corporation announced its intent to spin off the corporation’s apparel business in the Americas/Asia. This business is referred to as Branded Apparel Americas/Asia. In preparation for the spin off, the corporation incorporated Hanesbrands Inc., a Maryland corporation to which it transferred the assets and liabilities that relate to the Branded Apparel Americas/Asia business. On September 5, 2006, Hanesbrands borrowed $2,600 from a group of banks. Net of loan origination fees, Hanesbrands received $2,558 of cash proceeds. Using a portion of the proceeds received from the borrowing, Hanesbrands paid a dividend of $1,950 to the corporation. Immediately following this dividend payment, Sara Lee distributed to each stockholder of record one share of Hanesbrands common stock for every eight shares of Sara Lee common stock held. The spin off was tax free on a U.S. tax basis to the corporation and its shareholders.

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

Philippines Portion of European Branded Apparel  Substantially all of the European Branded Apparel business was sold in February 2006 and is further described below under the heading “Businesses Sold in 2006”. When this business was sold, certain operations in the Philippines were awaiting local governmental approval to legally transfer the assets. Under the terms of the sale agreement, the buyer of this business assumed financial responsibility for all of the operations, including the Philippines business, even though legal transfer of the Philippines assets had not been completed. In September 2006, upon receiving local government approval, the corporation completed the legal transfer of the assets and recognized in 2007 a pretax and after tax gain of $8 and $6, respectively. Under the terms of the sale agreement of the business, the buyer assumed financial responsibility for the Philippines business in February 2006 upon the initial closing of the sale transaction. As such, no financial results for the Philippines business are included in the results of the corporation after that date.

The corporation has no significant continuing involvement in this business after the disposal date and does not expect any material direct cash inflows or outflows with the sold entity.

Other  During 2007, the corporation completed certain postclosing adjustments which included certain working capital adjustments related to the assets transferred, finalized certain related tax reporting and completed certain financial and tax reporting adjustments related to the U.K. Apparel and Direct Selling businesses that were sold in 2006. As a result of these adjustments, the corporation recognized a pretax and after tax gain in discontinued operations of $2 and $10, respectively.

Businesses Sold in 2006

Direct Selling  On August 10, 2005, the corporation announced that it had entered into a definitive agreement to sell this business, and in December 2005, the corporation completed the sale of substantially all of the operations to Tupperware Corporation except certain operations located in the Philippines. After receiving local governmental approval in June 2006, the corporation completed and recognized the sale of the Philippines operations. The net pretax and after tax gain recognized on the sale of the Direct Selling business was $327 and $220, respectively, and the corporation received the following consideration:

•    $420, which consisted of $464 of cash received less $44 of cash that was included in the net assets transferred to the buyer.

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

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. The final resolution of these items did not have a material impact on the consolidated financial statements. After the sale, the corporation has not had any continuing involvement in the business and has not had any material direct cash inflows or outflows with the sold entity.

U.S. Retail Coffee  In the first quarter of 2006, the corporation announced that it had entered into an agreement to sell its U.S. Retail Coffee business, and the transaction closed in the second quarter of 2006. The corporation received $82 of cash at closing and recognized a pretax and after tax gain of $5 and $3, respectively.

The corporation has no continuing involvement in the business after the date of sale and does not expect any material direct cash inflows or outflows with the sold entity.

European Branded Apparel  During the third quarter of 2006, the corporation sold substantially all of the European Branded Apparel business. Using foreign exchange rates on the date of the transaction, the corporation received cash proceeds of $117 and recognized a pretax and after tax gain of $45 and $86, respectively. Although an impairment charge was recognized in the first quarter of 2006,

54    Sara Lee Corporation and Subsidiaries

the working capital of the business declined through the date of sale and a gain was recognized. The tax benefit recognized on the transaction resulted from a capital loss that the corporation was able to carry back against a capital gain recognized in a prior transaction. The definitive sale agreement provided for the sale of certain operations in the Philippines which were sold in 2007 and discussed above under the heading “Businesses Sold in 2007”.

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

Under the terms of the sale agreement, the corporation retained certain of the pension obligations of this business. As a result of an agreement reached with the trustees of a retained plan at the time of sale, it was agreed that annuities would be purchased to settle the related obligations. In 2008 the corporation recognized a $15 non-cash charge related to the final settlement of this pension obligation which was recorded in discontinued operations.

European Nuts and Snacks  During the second quarter of 2006, the corporation entered into a definitive agreement to sell its European Nuts and Snacks business for 130 million euros and the corporation closed this transaction in June 2006. The Nuts and Snacks business in the Netherlands is separately reported and its operations and cash flows are identifiable. As a result, this component of the business is reported as a discontinued operation. The Nuts and Snacks operations in France and Belgium are integrated into the corporation’s other operations in these countries and share common distribution, sales and administrative functions. Since the operations and cash flows of these businesses could not be clearly distinguished from the retained businesses, the operating results of the businesses continue to be included in continuing operations. As a result of this business being reported in both discontinued and continuing operations, the gain on the sale of business is also reported in discontinued and continuing operations. The sale of the Nuts and Snacks business in the Netherlands generated a pretax and after tax gain of $66 and $70, respectively, and is reported in discontinued operations. An additional pretax and after tax gain of $41 and $27, respectively, related to the French and Belgian operations is recognized in continuing operations.

The sale agreement provided for working capital and other customary postclosing adjustments relating to the assets transferred. The corporation has not had any significant continuing involvement in this business after it was sold and does not expect to have any material direct cash inflows or outflows with the sold entity.

U.K. Apparel  The U.K. Apparel business was sold in June 2006 in two transactions, with one buyer purchasing certain manufacturing operations in Sri Lanka and a separate buyer purchasing the Courtaulds operations centered in the U.K. The corporation recognized a pretax and after tax gain of $22 from selling the U.K. Apparel operations which was primarily related to the sale of the Sri Lankan operations. The gain on these sales was not subject to tax.

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

U.S. Meat Snacks  In March 2006, the corporation entered into a definitive agreement to sell its U.S. Meat Snacks business for $9. In June 2006, the corporation closed this transaction and recognized a pretax gain of $1 that was primarily offset by taxes. The corporation has no continuing involvement in the business after the date of sale and does not expect any material direct cash inflows or outflows with the sold entity.

Discontinued Operations Cash Flows  The corporation’s discontinued operations impacted the cash flows of the corporation as summarized in the table below.

	2008	2007	2006

Discontinued operations impact on
Cash from operating activities	$10	$88	$860
Cash from investing activities	(8)	(47)	(339)
Cash from financing activities	(5)	(56)	(550)

Net cash impact of discontinued operations	$(3)	$(15)	$(29)

Cash balance of discontinued operations
At start of period	$3	$18	$47
At end of period	–	3	18

Decrease in cash of discontinued operations	$(3)	$(15)	$(29)

Note 5 – Exit, Disposal and Transformation Activities

The company announced a transformation plan in February 2005 designed to improve performance and better position the company for long-term growth. The plan involved significant changes in the company’s organizational structure, portfolio changes involving the disposition of a significant portion of the corporation’s business, and a number of actions to improve operational efficiency. As part of its ongoing efforts to improve its operational performance, the corporation initiated additional actions in 2008 and recognized certain trailing costs related to transformation actions initiated in earlier years, including the impact of certain activities that were completed for amounts more favorable than previously estimated.

Sara Lee Corporation and Subsidiaries    55

Notes to financial statements

Dollars in millions except per share data

The nature of the costs incurred under actions initiated in 2008 and the long-term transformation plan includes the following:

Exit Activities, Asset and Business Disposition Actions

These amounts primarily relate to:

•    Employee termination costs

•    Lease exit costs

•    Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

Transformation Costs

These amounts primarily relate to:

•    Expenses associated with the installation of new information systems, including the amortization of capitalized software costs

•    Costs to retain and relocate employees, as well as costs to recruit new employees

•    Consulting costs

•    Accelerated depreciation and amortization associated with decisions to dispose of or abandon the use of certain tangible and intangible assets at dates earlier than previously anticipated, pursuant to an exit plan. Accelerated depreciation represents the incremental impact of the revised estimate of remaining depreciation expense in excess of the original depreciation expense.

Transformation costs do not qualify for treatment as an exit activity or asset and business disposition under Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” However, management believes that the disclosure of these transformation related charges provides the reader with greater transparency to the total cost of the transformation plan.

The following is a summary of the (income) expense associated with new and ongoing actions, which also highlights where the costs are reflected in the Consolidated Statements of Income along with the impact on diluted EPS from continuing operations:

In millions	2008	2007	2006

Cost of sales
Accelerated depreciation	$1	$31	$30
Transformation charges	8	10	5
Selling, general and administrative expenses
Accelerated depreciation	–	1	9
Transformation charges	43	109	154
Vacation policy change	–	–	(14)
Net charges for (income from)
Exit activities	39	106	166
Asset and business dispositions	(1)	(12)	(80)

Reduction in income from continuing operations before income taxes	90	245	270
Income tax benefit	(31)	(89)	(91)

Reduction in income from continuing operations	$59	$156	$179

Impact on diluted EPS from continuing operations	$0.08	$0.21	$0.23

The impact of these actions on the corporation’s business segments and unallocated corporate expenses is summarized as follows:

In millions	2008	2007	2006
North American Retail Meats	$13	$78	$48
North American Retail Bakery	4	32	29
Foodservice	5	11	16
International Beverage	15	21	16
International Bakery	9	18	30
Household and Body Care	7	13	28
Decrease in business segment income	53	173	167
Increase in general corporate expenses	37	72	103
Total	$90	$245	$270

The following discussion provides information concerning the exit, disposal and transformation activities for each year where actions were initiated.

2008 Actions  During 2008, the corporation approved certain actions related to exit, disposal and transformation activities and recognized net charges of $90 related to these actions. Each of these activities are to be completed within a 12-month period after being approved and include the following:

•    Implemented a plan to terminate 603 employees and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific location of these employees and the status of the terminations are summarized in a table contained in this note.

•    Incurred costs to exit certain leased space, including the exit of a North American R&D facility.

•    Recognized net gains associated with the disposal of several asset groupings, the largest of which was a $3 gain related to the disposition of a Foodservice manufacturing facility. Total proceeds from these disposals were $9.

•    Recognized costs related to the implementation of common information systems across the organization in order to improve operational efficiencies. These primarily relate to costs associated with assessing current systems, the evaluation of system alternatives, and process re-engineering costs, as well as the amortization of certain capitalized software.

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2008 and the related status as of June 28, 2008. The accrued amounts remaining as of the end of 2008 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next two years. The corporation does not anticipate any additional material future charges related to the 2008 actions.

56    Sara Lee Corporation and Subsidiaries

In millions	Employee Termination and Other Benefits	Non-cancelable Lease and Other Contractual Obligations	Asset and Business Disposition Actions	Accelerated Depreciation	Transformation Costs – IT and Other	Total

Exit and disposal costs recognized during 2008	$36	$3	$(1)	$ 1	$ 51	$ 90
Charges against assets and other non-cash charges	–	–	–	(1)	(16)	(17)
Asset and business disposition gains (losses)	–	–	1	–	–	1
Cash payments	(7)	–	–	–	(33)	(40)

Accrued costs as of June 28, 2008	$29	$3	$ –	$ –	$ 2	$ 34

The following table summarizes the employee terminations

by location and business segment.

Number of employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Corporate	Total
United States	266	32	167	–	–	–	88	553
Europe	–	–	–	1	23	–	–	24
Australia	–	–	–	–	26	–	–	26
	266	32	167	1	49	–	88	603
As of June 28, 2008
Actions completed	59	25	122	–	27	–	10	243
Actions remaining	207	7	45	1	22	–	78	360
	266	32	167	1	49	–	88	603

2007 Actions  During 2007, the corporation approved certain actions related to exit, disposal and transformation activities and recognized net charges of $251 related to these actions. Each of these actions was to be completed within a 12-month period after being approved. During 2008, certain of these actions were completed for amounts that differed from those originally estimated. A description of these activities includes the following:

•    Implemented a plan to terminate 2,512 employees and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific location of these employees is summarized in a table contained in this note. Of the 2,512 targeted employees, 37 have not yet been terminated. A majority of these actions are expected to be completed by the first quarter of 2009.

•    Incurred costs to exit certain leased space and other contractual obligations, including those costs related to the relocation of the corporation’s headquarters to Downers Grove, Illinois.

•    Recognized a loss related to the decision to abandon certain capitalized software in the International Beverage segment.

•    Recognized net gains associated with the disposal of several asset groupings, the largest of which was a net $19 gain related to the disposition of two Household and Body Care facilities offset by charges related to various disposition costs primarily associated with the spin off of the Branded Apparel business. Total proceeds from these disposals were $31.

•    Recognized accelerated depreciation primarily on domestic meat processing facilities and equipment. All of the facilities were closed by the end of 2007.

•    Incurred transformation costs as a result of management’s decision to centralize the management of its North American and European operations. Costs were incurred to relocate employees, recruit new employees, and pay retention bonuses to preserve business continuity. The corporation also incurred consulting costs to assist in the development of strategic operating and financial plans and employee training. Certain information technology costs were also incurred and related to the implementation of common information systems across the organization.

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2007 and the related status as of June 28, 2008. The accrued amounts remaining as of the end of 2008 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2007 actions.

Sara Lee Corporation and Subsidiaries    57

Notes to financial statements

Dollars in millions except per share data

In millions	Employee Termination and Other Benefits	Non-cancelable Lease and Other Contractual Obligations	Losses on Abandonment of Assets	Asset and Business Disposition Actions	Accelerated Depreciation	Transformation Costs – IT and Other	Total

Exit and disposal costs recognized during 2007	$ 98	$13	$ 1	$(12)	$ 32	$ 119	$ 251
Cash payments	(30)	(2)	–	(11)	–	(100)	(143)
Charges against assets and other non-cash charges	–	–	(1)	–	(32)	(12)	(45)
Asset and business disposition gains (losses)	–	–	–	23	–	–	23

Accrued costs as of June 30, 2007	68	11	–	–	–	7	86
Cash payments	(40)	(9)	–	–	–	(7)	(56)
Change in estimate	(3)	2	–	–	–	–	(1)
Foreign exchange impacts	6	–	–	–	–	–	6

Accrued costs as of June 28, 2008	$ 31	$ 4	$ –	$ –	$ –	$ –	$ 35

The following table summarizes the employee terminations

by location and business segment.

Number of employees	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Corporate	Total

United States	1,572	263	199	–	–	–	17	2,051
Europe	–	–	–	65	118	94	–	277
South America	–	–	–	184	–	–	–	184

	1,572	263	199	249	118	94	17	2,512

2006 Actions  During 2006, the corporation approved certain actions related to exit, disposal and transformation activities and recognized net charges of $277 related to these actions. Each of these actions was to be completed within a 12-month period after being approved. A description of these activities includes the following:

•    Implemented a plan to terminate 1,873 employees and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific location of these employees is summarized in a table contained in this note. All of these actions have been completed.

•    Incurred costs to exit certain leased space and other contractual obligations, including costs to close facilities related to the North American Retail Meats and Foodservice segments and various bakery stores.

•    Recognized a loss related to the decision to abandon certain capitalized software in the International Beverage segment.

•    Recognized net gains associated with various asset and business disposition actions related primarily to our European operations. Total proceeds from these disposals were $215.

•    Recognized accelerated depreciation on manufacturing facilities and equipment impacting all of our segments and on certain administrative buildings in our North American operations.

•    Incurred transformation costs as a result of management’s decision to improve operational efficiency and standardize systems. Costs were incurred to relocate employees, recruit new employees, and pay retention bonuses to preserve business continuity. The corporation also incurred consulting costs to assist in the development of strategic operating and financial plans and employee training costs. Certain information technology costs were also incurred and related to the implementation of common information systems across the organization.

•    Realized a net gain related to the corporation’s decision to modify its vacation policy for U.S. employees.

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2006 and the related status as of June 28, 2008. The accrued amounts remaining as of the end of 2008 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2006 actions.

58    Sara Lee Corporation and Subsidiaries

In millions	Employee Termination and Other Benefits	Non-cancelable Lease and Other Contractual Obligations	Losses on Abandonment of Assets	Asset and Business Disposition Actions	Accelerated Depreciation	Transformation Costs – IT and Other	Vacation Policy Change	Total

Exit and disposal costs recognized during 2006	$159	$ 8	$ 6	$ (80)	$ 39	$ 159	$(14)	$ 277
Cash payments	(42)	(6)	–	(31)	–	(117)	–	(196)
Charges against assets and other non-cash charges	–	–	(6)	–	(39)	(26)	14	(57)
Asset and business disposition gains (losses)	–	–	–	119	–	–	–	119
Foreign exchange impacts	3	–	–	–	–	–	–	3

Accrued costs as of July 1, 2006	120	2	–	8	–	16	–	146
Cash payments	(59)	(2)	–	(8)	–	(15)	–	(84)
Change in estimate	(6)	3	–	–	–	–	–	(3)
Foreign exchange impacts	5	–	–	–	–	–	–	5

Accrued costs as of June 30, 2007	60	3	–	–	–	1	–	64
Cash payments	(28)	(1)	–	–	–	(1)	–	(30)
Change in estimate	1	–	–	–	–	–	–	1
Foreign exchange impacts	8	–	–	–	–	–	–	8

Accrued costs as of June 28, 2008	$ 41	$ 2	$ –	$ –	$ –	$ –	$ –	$ 43

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

Other Restructuring Actions  In prior periods, the corporation had approved and completed various actions to exit certain defined business activities and lower its cost structure.

During 2007, adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned termination actions for amounts more favorable than originally anticipated. These adjustments resulted in an increase of $3 to income from continuing operations before income taxes and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

During 2006, adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned termination actions for amounts more favorable than originally anticipated. These adjustments resulted in an increase of $7 to income from continuing operations before income taxes and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

As of June 28, 2008, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $7 and represent certain severance obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations. In 2008 there were no significant adjustments made to these reserves.

Note 6 – Common Stock

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2008	2007	2006

Beginning balances	724,433	760,980	785,895
Stock issuances
Stock option and benefit plans	1,163	2,556	1,613
Restricted stock plans	320	2,514	3,481
Other	112	113	63
Reacquired shares	(19,669)	(41,730)	(30,072)

Ending balances	706,359	724,433	760,980

Sara Lee Corporation and Subsidiaries    59

Notes to financial statements

Dollars in millions except per share data

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were $298 and $0.42 in 2008, $368 and $0.50 in 2007 and $450 and $0.59 in 2006. The corporation is incorporated in the state of Maryland and under those laws repurchased shares are retired as repurchased.

Note 7 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Cumulative Translation Adjustment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges	Pension Liability Adjust- ment	Accu- mulated Other Compre- hensive Income

Balance at July 2, 2005	$(731)	$(14)	$(816)	$(1,561)
Other comprehensive income (loss) activity	70	(28)	180	222

Balance at July 1, 2006	(661)	(42)	(636)	(1,339)
Spin off of Hanesbrands, Inc.	5	4	58	67
Adjustment to apply SAB No. 108	5	–	–	5
Adjustment to initially apply SFAS No. 158	–	–	(168)	(168)
Disposition of European Meat business	229	–	–	229
Other comprehensive income (loss) activity	275	34	143	452

Balance at June 30, 2007	(147)	(4)	(603)	(754)
Goodwill redenomination	106	–	–	106
Disposition of Mexican Meat business	31	–	–	31
Amortization of net actuarial loss and prior service credit	–	–	27	27
Net actuarial gain arising during the period	–	–	165	165
Other comprehensive income (loss) activity	549	25	–	574

Balance at June 28, 2008	$ 539	$ 21	$(411)	$ 149

Note 8 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans. At June 28, 2008, 98.0 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights out of 118.7 million shares originally authorized.

Stock Options  The exercise price of each stock option equals the market price of the corporation’s stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options granted up to and through 2006 generally vest ratably over three years and expense is recognized in accordance with the provisions of FASB Interpretation No. 28 (FIN 28). Options granted after 2006 cliff vest and expense is recognized on a straightline basis during the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2008	2007	2006

Weighted average expected lives	8.0 years	6.1 years	6.1 years
Weighted average risk-free interest rates	4.2%	4.8%	4.3%
Range of risk-free interest rates	4.2%	4.7 – 4.9%	4.2 – 4.3%
Weighted average expected volatility	24.3%	22.3%	26.2%
Range of expected volatility	24.3%	21.5 – 22.4%	25.2 – 26.4%
Dividend yield	2.4%	2.8%	4.2%

The corporation uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions. In 2008 the corporation increased the expected life of stock options to eight years. This estimate is reasonable considering only senior executives receive stock options and this group historically has held options for longer periods of time compared to other employee groups.

A summary of the changes in stock options outstanding under the corporation’s option plans during 2008 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2007	42,994	$18.65	3.2	$21
Granted	1,322	16.49	–	–
Exercised	(312)	14.40	–	–
Canceled/expired	(12,073)	19.66	–	–
Options outstanding at June 28, 2008	31,931	$18.20	3.2	$ –
Options exercisable at June 28, 2008	27,665	$18.61	2.4	$ –

At June 30, 2007 and July 1, 2006, the number of options exercisable was 38,987 and 54,323, respectively, with weighted average exercise prices of $18.98 and $18.99, respectively. The weighted average grant date fair value of options granted during 2008, 2007 and 2006 was $4.36, $3.23 and $4.01, respectively. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $1, $5 and $2, respectively. The fair value of options that vested during both 2008 and 2007 was $3. The corporation received cash from the exercise of stock options during 2008 of $4. As of June 28, 2008, the corporation had $4 of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 1.02 years.

60    Sara Lee Corporation and Subsidiaries

Stock Unit Awards  Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. A substantial portion of all RSUs vest solely upon continued future service to the corporation. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the corporation. Compensation expense is recognized in accordance with the provisions of FIN 28. A summary of the changes in the stock unit awards outstanding under the corporation’s benefit plans during 2008 is presented below:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested share units at June 30, 2007	6,132	$16.13	1.34	$107
Granted	2,993	16.32
Vested	(1,634)	17.58
Forfeited	(1,261)	17.16
Nonvested share units at June 28, 2008	6,230	$15.63	1.47	$ 76
Exercisable share units at June 28, 2008	135	$16.41	4.30	$ 2

The total fair value of share-based units that vested during 2008 and 2007 was $29 and $66, respectively. As of June 28, 2008, the corporation had $39 of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.81 years.

Expense Recognized for All Stock-Based Compensation  For all share-based payments during 2008, the corporation recognized total compensation expense of $38 and recognized a tax benefit of $10. The corporation will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

Note 9 – Employee Stock Ownership Plans (ESOP)

The corporation maintains an ESOP that holds common stock of the corporation and provides a retirement benefit for nonunion domestic employees. During 2008, 2007 and 2006, the Sara Lee ESOP unallocated common stock received total dividends of $4 or $0.41 per share, $4 or $0.50 per share and $7 or $0.79 per share, respectively. The purchase of the original stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004, and only loans from the corporation to the ESOP remain. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense is recognized in accordance with Emerging Issues Task Force Opinion 89-8.

Sara Lee ESOP-related expenses amounted to $7 in 2008 and $11 in 2007 and 2006. Payments to the Sara Lee ESOP were $16 in 2008, $19 in 2007 and $20 in 2006.

Note 10 – Minority Interest in Subsidiaries

Minority interest in subsidiaries in 2008 consists of the equity interest of minority investors in consolidated subsidiaries of the corporation. The corporation’s consolidated minority interest income of $10 in 2008, expense of $8 in 2007 and $6 in 2006 is recorded in “Selling, general and administrative expenses” in the Consolidated Statements of Income.

Note 11 – Earnings per Share

Net income (loss) per share – basic is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Net income (loss) per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 28.2 million shares of common stock at June 28, 2008, 35.2 million shares of common stock at June 30, 2007 and 46.0 million shares of common stock at July 1, 2006 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock, and therefore anti-dilutive. Additionally, in 2008, no potential common shares have been included in the computation of diluted loss per share as these shares are anti-dilutive.

Sara Lee Corporation and Subsidiaries    61

Notes to financial statements

Dollars in millions except per share data

The following is a reconciliation of net income (loss) to net income (loss) per share – basic and diluted – for the years ended June 28, 2008, June 30, 2007 and July 1, 2006:

Shares in millions	2008	2007	2006
Income (loss) from continuing operations	$ (41)	$ 440	$ 31
Income (loss) from discontinued operations	(14)	48	123
Gain (loss) on sale of discontinued operations	(24)	16	401
Net income (loss)	$ (79)	$ 504	$ 555
Average shares outstanding – basic	715	741	766
Dilutive effect of stock option and stock award plans	–	2	2
Diluted shares outstanding	715	743	768
Income (loss) from continuing operations per share
Basic	$(0.06)	$0.59	$0.04
Diluted	$(0.06)	$0.59	$0.04
Net income (loss) from discontinued operations per share
Basic	$(0.05)	$0.09	$0.68
Diluted	$(0.05)	$0.09	$0.68
Net income (loss) per share
Basic	$(0.11)	$0.68	$0.72
Diluted	$(0.11)	$0.68	$0.72

Note 12 – Long-Term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	Maturity Date	2008	2007

Senior Debt – Fixed Rate
6.125% notes	2008	$ –	$ 806
6.0% – 6.95% medium-term notes	2008	–	227
2.75% notes	2008	–	300
7.05% – 7.40% notes	2008	–	75
6.5% notes	2009	150	150
7.26% – 7.71% notes	2010	25	25
6.25% notes	2012	1,110	1,110
3.875% notes	2013	500	500
10% zero coupon notes	2014	11	10
10% – 14.25% zero coupon notes	2015	50	44
6.125% notes	2033	500	500

Total senior debt		2,346	3,747
Senior Debt – Variable Rate
Euro denominated – euro interbank offered rate (EURIBOR) plus .10%	2009	394	336

Total senior debt		2,740	4,083
Obligations under capital lease		61	68
Other debt		103	64

Total debt		2,904	4,215
Unamortized discounts		(6)	(7)
Hedged debt adjustment to fair value		10	(11)

Total long-term debt		2,908	4,197
Less current portion		568	1,427

		$2,340	$2,770

Payments required on long-term debt during the years ending 2009 through 2013 are $568, $52, $20, $1,128 and $517, respectively. The corporation made cash interest payments of $249, $266 and $311 in 2008, 2007 and 2006, respectively.

Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years. The gross book value of capital lease assets included in property at June 28, 2008 and June 30, 2007 was $118 and $138, respectively. The net book value of capital lease assets included in property at June 28, 2008 and June 30, 2007 was $61 and $68, respectively.

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at June 28, 2008 were as follows:

	Capital Leases	Operating Leases
2009	$16	$116
2010	19	76
2011	16	53
2012	10	33
2013	5	26
Thereafter	4	102
Total minimum lease payments	70	$406
Amounts representing interest	(9)

Present value of net minimum payments	61
Current portion	12

Noncurrent portion	$49

Depreciation expense of capital lease assets was $20 in 2008, $27 in 2007 and $26 in 2006. Rental expense under operating leases was $146 in 2008, $130 in 2007 and $135 in 2006.

Contingent Lease Obligation  The corporation is contingently liable for leases on property operated by others. At June 28, 2008, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $172. The minimum annual rentals under these leases are $29 in 2009, $27 in 2010, $23 in 2011, $18 in 2012, $14 in 2013 and $61 thereafter. The two largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. and certain leases related to the corporation’s U.K. Apparel operations that have been sold. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2008 was $13. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

62    Sara Lee Corporation and Subsidiaries

Note 14 – Credit Facilities

The corporation has a $1.85 billion credit facility that had an annual fee of 0.08% as of June 28, 2008. This agreement supports commercial paper borrowings and other financial instruments. This facility, along with certain other debt instruments, contain a number of typical debt covenants, including a requirement to maintain an interest coverage ratio of at least 2.0 to 1.0, which the corporation is in compliance with. Selected data on the corporation’s short-term obligations follow:

	2008	2007	2006

Maximum month-end borrowings	$280	$1,348	$1,928
Average borrowings during the year	56	271	1,648
Year-end borrowings	280	23	1,776
Weighted average interest rate during the year	3.9%	5.2%	4.3%
Weighted average interest rate at year-end	3.1	3.9	5.2

Note 15 – Intangible Assets and Goodwill Intangible Assets

The primary components of the corporation’s intangible assets reported in continuing operations and the related amortization expense are as follows:

	Gross	Accumulated Amortization	Net Book Value
2008
Intangible assets subject to amortization
Trademarks and brand names	$ 864	$331	$ 533
Customer relationships	440	208	232
Computer software	394	244	150
Other contractual agreements	32	21	11
	$1,730	$804	926
Trademarks and brand names not subject to amortization			95
Net book value of intangible assets			$1,021
2007
Intangible assets subject to amortization
Trademarks and brand names	$ 793	$263	$ 530
Customer relationships	420	165	255
Computer software	338	221	117
Other contractual agreements	28	15	13
	$1,579	$664	915
Trademarks and brand names not subject to amortization			87
Net book value of intangible assets			$1,002

The amortization expense reported in continuing operations for intangible assets subject to amortization was $120 in 2008, $112 in 2007 and $106 in 2006. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $120 in 2009, $110 in 2010, $106 in 2011, $62 in 2012 and $39 in 2013.

During 2008, the corporation recognized impairment charges of $13 related to certain trademarks that are related to the North American Retail Meats segment. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” In addition, as a result of a proposed sale of a certain business in the Foodservice segment, trademarks of $7 were reclassified as net assets held for sale.

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

Goodwill  In 2008, the corporation determined that the amount of goodwill attributed to certain reporting units needed to be revised. Goodwill has been reallocated based upon the relative fair value of the reporting units that existed at the time the corporation realigned its business units into new segments during 2006. During 2006 and through the first quarter of 2008, the goodwill allocated to the International Bakery segment had been denominated in U.S. dollars. In the second quarter of 2008, the corporation determined that goodwill allocated to its International Bakery segment should have been denominated in European euros and subject to translation into the company’s reporting currency from 2006 to present. While the adjustment related to the reallocation of goodwill had no impact on the corporation’s total goodwill value, the adjustment related to the redenomination of goodwill had the impact of increasing the corporation’s total value of goodwill and increasing the total currency translation adjustment included in the accumulated other comprehensive income section of stockholders’ equity and other comprehensive income.

The goodwill redenomination of $106 presented below represents the cumulative adjustment up to the end of 2007. As the error was discovered and corrected in the second quarter of 2008, the impact of this error on the currency translation adjustment in the first quarter of 2008 was $41, and the cumulative error amount was $147 through the end of the first quarter of 2008, an amount which management believes to be immaterial to the consolidated quarterly and annual financial statements.

Sara Lee Corporation and Subsidiaries    63

Notes to financial statements

Dollars in millions except per share data

The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during

2008 and 2007 are as follows:

	North American Retail Meats	North American Retail Bakery	Foodservice	International Beverage	International Bakery	Household and Body Care	Total

Net book value at July 1, 2006	$92	$294	$954	$272	$ 622	$517	$2,751
Impairment	–	–	–	(92)	–	–	(92)
Foreign exchange/other	–	–	–	13	–	26	39

Net book value at June 30, 2007	92	294	954	193	622	543	2,698
Impairments	–	–	(382)	–	(400)	–	(782)
Reclass to net assets held for sale	–	–	(19)	–	–	–	(19)
Reallocation	–	3	48	–	(51)	–	–
Redenomination	–	–	–	24	63	19	106
Foreign exchange/other	–	–	–	46	110	64	220

Net book value at June 28, 2008	$92	$297	$601	$263	$ 344	$626	$2,223

In 2008, non-deductible goodwill of $382 and $400 was impaired in the Foodservice Bakery and Bakery Spain reporting units, respectively. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

In 2007, non-deductible goodwill of $92 was impaired in the International Beverage segment. Of this amount, $86 relates to the Brazilian reporting unit and $6 relates to the Austrian reporting unit. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

Note 16 – Contingencies and Commitments

Contingent Asset  The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through July 15, 2009. The legal status of tobacco in each country accounts for a portion of the total contingency with the Netherlands accounting for 67%, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product within any of these countries, the corporation forfeits the receipt of all future amounts related to that country. The contingencies associated with the 2008 and prior payments passed in the first quarter of each fiscal year and the corporation received the annual payments. The 2008 annual payment was equivalent to $130, the 2007 annual payment was equivalent to $120 and the 2006 annual payment was equivalent to $114 based upon the respective exchange rates on the dates of receipt. These amounts were recognized in the corporation’s earnings when received. The payments increased diluted earnings per share by $0.18 in 2008, $0.16 in 2007 and $0.15 in 2006.

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

Aris  Since 1995, three complaints have been filed on behalf of employees of a former subsidiary of the corporation known as Aris Philippines, Inc. (Aris) alleging unfair labor practices associated with Aris’ termination of manufacturing operations in the Philippines. Each of these three complaints includes allegations with the same issues and facts. With regard to two of these complaints, Aris prevailed in the administrative hearings held in the Philippines. Although implicated in these complaints, the corporation was not a party. The third complaint is a consolidation of cases filed in the Republic of the Philippines, Department of Labor and Employment and the National Labor Relations Commission (NLRC) from 1998 through July 1999 by individual complainants. On December 11, 1998, the third complaint was amended to name the corporation as a party. The case is styled: Emelinda Mactlang, et al. v. Aris Philippines, Inc., et al. In the underlying proceedings during 2006, the arbitrator ruled against the corporation and awarded the plaintiffs $60 in damages and fees. The corporation appealed this administrative ruling. On December 19, 2006, the NLRC issued a ruling setting aside the arbitrator’s ruling, and remanded the case to the arbitrator for further proceedings. The complainants and the corporation have filed motions for reconsideration – the corporation seeking a final judgment and outright dismissal of the case, instead of a remand to the arbitrator; and complaints seeking to reinstate

64    Sara Lee Corporation and Subsidiaries

the original arbitrator’s judgment against the defendants, including the corporation. The respective motions for reconsideration have been fully briefed by the parties and we await the NLRC’s rulings.

The corporation’s request to the Court of Appeals to reconsider its decision to require that the bond related to the arbitrator’s original ruling be set at approximately $23 has been denied. On December 10, 2007, the corporation petitioned the Supreme Court for review, arguing, among other things, that the appellate court’s decision is now moot in light of the December 19, 2006 ruling by the NLRC setting aside the underlying judgment. No additional bond posting is required until all allowable appeals have been exhausted. On March 24, 2008, the Supreme Court issued a resolution requiring all parties to file comments on their respective petitions. The corporation has filed its comments on the aforementioned petition and is now awaiting the Supreme Court’s decision as to whether it will accept the corporation’s petition for review. The Supreme Court will now determine whether to give due course to the petitions and if due course is denied, the petitions will be dismissed. Otherwise, the Supreme Court will then require the petitioners to file their reply and thereafter, the parties will be required to file simultaneous memoranda within a specified time. This process may take from three to twelve months. The corporation continues to believe that the plaintiffs’ claims are without merit; however, it is reasonably possible that this case will be ruled against the corporation and have a material adverse impact on the corporation’s financial position, results of operations or cash flows.

American Bakers Association (ABA) Retirement Plan  The corporation is a participating employer in the American Bakers Association Retirement Plan. In 1979, the Pension Benefit Guaranty Corporation (PBGC) determined that the ABA plan was an aggregate of single-employer pension plans, rather than a multi-employer plan. Under the express terms of the ABA plan’s governing documents, the corporation’s contributions can only be used to pay for the benefits of its own employee-participants. Based upon the PBGC determination and the advice of counsel, the corporation has recognized its obligations under the plan as if it participated in a single-employer defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, “Employers Accounting for Pensions.”

In August 2006, the PBGC rescinded its 1979 determination and concluded that the ABA plan was a multi-employer plan in which the participating parties share in the plan underfunding. The other major participant in the ABA plan is a bankrupt third party that is seeking an injunction to enforce the PBGC determination made in August 2006. If the ABA plan were declared to be a multi-employer pension plan, this third party would successfully reduce its under-funded liability under the ABA plan by roughly $80. The corporation has initiated litigation seeking to overturn the August 2006 PBGC determination and intends to vigorously defend the position that it is responsible only for the obligations related to its current and former employees.

In February 2008, the bankrupt third party filed a motion to reject certain of its collective bargaining agreements related to the ABA plan, in which the third party seeks permission from the bankruptcy court to reopen these agreements and reject any obligations to continue participation in the ABA plan. Through this motion, the third party seeks to discharge its underfunding obligations under the ABA Plan as if the Plan were a multi- employer plan, limiting its potential liabilities through the bankruptcy to approximately $10. The corporation has worked with the ABA Plan to object to this motion, and the relevant unions have also objected to this motion. A hearing on the motion and the reorganization plan has been continued until October 1, 2008. In addition, in April 2008, the third party notified the ABA Plan that it intended to cease contributions to the ABA Plan for its non-union active employee participants. This decision is further evidence of the third party’s intent to withdraw fully from the ABA Plan. The corporation continues to believe that the PBGC’s August 2006 determination is without merit; however, it is reasonably possible that this case will be ruled against the corporation and have a material adverse impact on the corporation’s financial position, results of operations or cash flows.

Multi-Employer Pension Plans  The corporation participates in multi-employer pension plans that provide retirement benefits to employees covered by certain collective bargaining agreements and certain of these plans have unfunded vested benefits. Under the Multi-employer Pension Plan Amendments Act, a cessation of contributions to a multi-employer pension fund, which has unfunded vested benefits, and a series of other factors could result in a termination, withdrawal or significant partial withdrawal, which could render us liable for our proportionate share of the unfunded vested benefits and may require the recognition of a liability. The corporation has been contacted by one of the multi-employer pension funds regarding a prior plant closing and at the present time no assessment has been made by the fund. However, it is reasonably possible an assessment may be made in the future although we cannot estimate what the potential loss may be at this time. If an assessment is made by the fund, the corporation intends to dispute the matter, but would be required to pay the assessment amount under ERISA rules while the dispute is resolved. No assurances can be given that this matter will not have a material impact on the corporation’s financial position, results of operations or cash flows.

Purchase Commitments  During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. However, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. The majority of these purchase commitments expire by December 2009 and, using hog pricing at June 28, 2008, the corporation has approximately $158 of commitments remaining under these contracts.

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

The material guarantees, within the scope of FIN 45, for which the maximum potential amount of future payments can be determined, are as follows:

•    The corporation is contingently liable for leases on property operated by others. At June 28, 2008, the maximum potential amount of future payments that the corporation could be required to make if all the current operators default is $172. This contingent obligation is more completely described in Note 13 to the Consolidated Financial Statements, “Leases”.

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

Additionally, the corporation has pledged as collateral, a manufacturing facility in Brazil in connection with a tax dispute in that country.

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

Weighted Average Interest Rates	[2]

	Notional Principal	[1]	Receive	Pay

Interest Rate Swaps
2008 Receive fixed – pay variable	$ 385		5.3%	3.5%
2007 Receive fixed – pay variable	1,315		5.1	6.0
2006 Receive fixed – pay variable	1,316		5.1	5.8
Currency Swaps
2008 Receive fixed – pay fixed	$ 886		5.1%	5.0%
2007 Receive fixed – pay fixed	755		5.1	5.0
2006 Receive fixed – pay fixed	711		5.1	5.0

1	The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.
2	The weighted average interest rates are as of the respective balance sheet dates.

Forward Exchange, Futures and Option Contracts  The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product-sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the corporation include the European euro, British pound, Brazilian real, Hungarian forint, Russian ruble, Australian dollar and Danish krone.

The corporation uses commodity forwards and options to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, natural gas, diesel fuel, coffee, corn and wheat. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices. In circumstances where commodity-derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

66    Sara Lee Corporation and Subsidiaries

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

	2008	2007	2006

Foreign Currency – Bought (Sold)
European euro	$122	$16	$88
British pound	(180)	(151)	(66)
Brazilian real	43	26	4
Danish krone	50	48	(8)
Hungarian forint	329	255	188
Russian ruble	(38)	(47)	(14)
Australian dollar	111	(36)	2
Other	(21)	(65)	(18)

The corporation held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts relating to continuing operations to sell foreign currency, in U.S. dollars:

	2008	2007	2006

Foreign Currency Sold
European euro	$–	$8	$547
Australian dollar	–	9	–

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive income and reclassified to earnings in 2008, 2007 and 2006:

	2008	2007	2006

Net accumulated derivative gain (loss) deferred at beginning of year	$ (4)	$(42)	$(14)
Deferral of net derivative gain (loss) in accumulated other comprehensive income	(27)	29	(38)
Spin off of Hanesbrands	–	4	–
Reclassification of net derivative (gain) loss to income	52	5	10

Net accumulated derivative gain (loss) at end of year	$ 21	$ (4)	$(42)

At June 28, 2008, the maximum maturity date of any cash flow hedge was 5.0 years (principally two currency swaps that mature in 2012 and 2013), excluding any forward exchange, option or swap contracts related to the payment of variable interest on existing financial instruments. The corporation expects to reclassify into earnings during the next 12 months net gains from accumulated other comprehensive income of $14 at the time the underlying hedged transactions are realized. In 2008, 2007 and 2006, hedge ineffectiveness was insignificant. In 2008, 2007 and 2006, derivative losses excluded from the assessment of effectiveness, and gains or losses resulting from the disqualification of hedge accounting are insignificant in each of these periods.

Non-U.S. Dollar Financing Transactions  The corporation uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. For 2008, 2007 and 2006, a net loss of $378, $77 and $70, respectively, arising from effective hedges of net investments has been reflected in the cumulative translation adjustment account within common stockholders’ equity.

Fair Values The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair value as of June 28, 2008 and June 30, 2007. The fair value of the remaining financial instruments recognized in continuing operations on the Consolidated Balance Sheets of the corporation at the respective year-ends were:

	2008	2007

Long-term debt, including current portion	$2,929	$4,161
Interest rate swaps	10	(18)
Currency swaps	(311)	(216)
Foreign currency forwards and options	7	7
Commodity forwards and options	33	7

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

Trade accounts receivable due from customers that the corporation considers highly leveraged were $158 at June 28, 2008 and $109 at June 30, 2007. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

Note 19 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

On June 30, 2007, the corporation adopted certain of the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). See Note 2 – “Summary of Significant Accounting Policies” for additional information regarding the impact of the adoption of SFAS 158.

Measurement Date and Assumptions  A March 31 measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans. However, SFAS 158 requires entities to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. As such, the company expects to adopt the measurement date provision of SFAS 158 in fiscal 2009. The impact of adopting the measurement date provision of SFAS 158 will be recorded as an adjustment to beginning of year retained earnings in 2009. The corporation does not believe the impact will be material to the consolidated financial statements.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations for the three years ending June 28, 2008 were as follows:

	2008	2007	2006

Net Periodic Benefit Cost
Discount rate	5.4%	5.1%	5.2%
Long-term rate of return on plan assets	6.7	6.8	6.4
Rate of compensation increase	3.8	3.9	3.9
Plan Obligations
Discount rate	6.3%	5.4%	5.1%
Rate of compensation increase	3.7	3.8	3.9

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of the pension benefit payments. Salary increase assumptions are based upon historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities and other plan investments will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

Net Periodic Benefit Cost and Funded Status  The components of the net periodic benefit cost for continuing operations were as follows:

	2008	2007	2006

Components of Defined Benefit
Net Periodic Benefit Cost
Service cost	$91	$97	$104
Interest cost	267	253	230
Expected return on assets	(293)	(279)	(226)
Amortization of
Prior service cost	8	8	2
Net actuarial loss	34	62	71

Net periodic benefit cost	$107	$141	$181

The corporation also recognized settlement losses of $16 in 2008, $15 of which related to the settlement of a pension plan in the U.K. and is reported as part of discontinued operations. It also recognized settlement, curtailment and termination losses of $12 in 2007 as a result of the termination of certain foreign employees due to plant closures and employee terminations in the U.S. The corporation had settlement and termination losses of $6 in 2006.

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2009 is $9 and $27, respectively.

The net periodic benefit cost of the corporation’s defined benefit pension plans in 2008 was $34 lower than in 2007. The decline was primarily due to a $28 reduction in amortization of net actuarial losses due to net actuarial gains in the prior year, which reduced the amount subject to amortization; and a $6 reduction in service cost due to headcount reductions versus the prior year.

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

68    Sara Lee Corporation and Subsidiaries

The funded status of defined benefit pension plans at the respective year-ends was as follows:

	2008	2007

Projected Benefit Obligation
Beginning of year	$4,926	$4,904
Service cost	91	97
Interest cost	267	253
Plan amendments	6	(10)
Benefits paid	(241)	(201)
Participant contributions	3	3
Actuarial (gain) loss	(476)	(367)
Settlement/curtailment	(87)	(13)
Foreign exchange	255	260

End of year	4,744	4,926

Fair Value of Plan Assets
Beginning of year	4,346	4,094
Actual return on plan assets	(27)	143
Employer contributions	175	191
Participant contributions	3	3
Benefits paid	(241)	(201)
Settlement	(88)	(8)
Acquisitions/(dispositions)	–	(24)
Hanesbrands spin off adjustment	(3)	(70)
Foreign exchange	258	218

End of year	4,423	4,346

Funded status	$(321)	$(580)

Amounts Recognized on the
Consolidated Balance Sheets
Noncurrent asset	$93	$84
Accrued liabilities	(9)	(2)
Pension obligation	(405)	(662)

Prepaid benefit cost (liability) recognized	$(321)	$(580)

Amounts Recognized in Accumulated
Other Comprehensive Income
Unamortized prior service cost	$93	$84
Unamortized actuarial loss, net	570	746

Total	$663	$830

The underfunded status of the plans declined from $580 in 2007 to $321 in 2008, due to actuarial gains resulting from, in part, an increase in the discount rate; and employer contributions made during the year.

In 2007, an actuarial analysis under ERISA guidelines was completed to determine the plan assets that related to the pension plans that were transferred to Hanesbrands Inc. Based on this analysis, the corporation determined that $70 of plan assets in excess of the amount originally estimated would be transferred to Hanesbrands Inc. This additional asset transfer is reflected in 2007 above as a reduction to the plan assets.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2008 and 2007 were $4,543 and $4,716, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2008	2007

Projected benefit obligation	$3,009	$3,261
Accumulated benefit obligation	2,945	3,188
Fair value of plan assets	2,603	2,598

Plan Assets, Expected Benefit Payments and Funding The allocation of pension plan assets as of the respective year-end measurement dates is as follows:

	2008	2007

Asset Category
Equity securities	40%	43%
Debt securities	46	32
Real estate	2	3
Cash and other	12	22
Total	100%	100%

The investment strategies for the pension plan assets are designed to generate returns that will enable the pension plans to meet their future obligations. The actual amount for which these obligations will be settled depends on future events, including the life expectancy of the plan participants and salary inflation. The obligations are estimated using actuarial assumptions based on the current economic environment. The investment strategy balances the requirements to generate returns, using higher-returning assets such as equity securities with the need to control risk in the pension plan with less volatile assets, such as fixed-income securities. Risks include, among others, the likelihood of the pension plans becoming underfunded, thereby increasing their dependence on contributions from the corporation. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. In the U.S., assets are primarily invested in broadly diversified passive vehicles.

Sara Lee Corporation and Subsidiaries    69

Notes to financial statements

Dollars in millions except per share data

Outside the U.S., the investment objectives are similar, subject to local regulations. In some countries, a higher percentage allocation to fixed-income securities is required. The responsibility for the investment strategies typically lies with a board that may include up to 50% of members elected by employees and retirees. During 2007, a greater amount of assets of certain plans in the U.K. were invested in cash and other securities as the assets were being transitioned into investments that better match the inflation and interest characteristics of the respective pension liabilities. In 2008, these assets are invested in fixed income investments and related derivative contracts, which are long term in nature. These assets are included in the debt securities asset category.

Pension assets at the 2008 and 2007 measurement dates do not include any direct investment in the corporation’s debt or equity securities. The allocation of plan assets in 2008 generally reflects the anticipated future allocation of plan assets.

Substantially all pension benefit payments are made from assets of the pension plans. Using foreign currency exchange rates as of June 28, 2008 and expected future service, it is anticipated that the future benefit payments will be as follows: $245 in 2009, $242 in 2010, $252 in 2011, $264 in 2012, $272 in 2013 and $1,486 from 2014 to 2018.

At the present time, the corporation expects to contribute $196 of cash to its pension plans in 2009. During 2006, the corporation entered into an agreement to fully fund certain U.K. pension obligations by 2015. The anticipated 2009 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with certain local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

Defined Contribution Plans  The corporation sponsors defined contribution plans, which cover certain salaried and hourly employees. The corporation’s cost is determined by the amount of contributions it makes to these plans. The amounts charged to expense for contributions made to these defined contribution plans totaled $43 in 2008, $38 in 2007 and $33 in 2006.

Multi-employer Plans  The corporation participates in multi-employer plans that provide defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $48 in 2008, $47 in 2007 and $45 in 2006.

Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

Note 20 – Postretirement Health-Care and Life-Insurance Plans

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

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending June 28, 2008 were:

	2008	2007	2006

Net Periodic Benefit Cost
Discount rate	5.7%	5.5%	5.1%
Plan Obligations
Discount rate	6.4	5.7	5.5
Health-care cost trend assumed for the next year	9.5	9.5	8.6
Rate to which the cost trend is assumed to decline	5.5	5.5	5.3
Year that rate reaches the ultimate trend rate	2015	2015	2010

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

	One Percentage Point Increase	One Percentage Point Decrease

Effect on total service and interest components	$ 2	$ (2)
Effect on postretirement benefit obligation	22	(16)

70    Sara Lee Corporation and Subsidiaries

Net Periodic Benefit Cost and Funded Status  The components of the net periodic benefit cost and curtailment gains associated with continuing operations were as follows:

	2008	2007	2006

Components of Defined Benefit Net Periodic Cost
Service cost	$8	$8	$8
Interest cost	16	13	14
Net amortization and deferral	(18)	(22)	(20)

Net periodic benefit cost (income)	$6	$(1)	$2

Curtailment gains	$–	$(2)	$(7)

The amount of the prior service credits, net actuarial loss and net initial asset that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2009 is $23 of income, $3 of expense and $2 of income, respectively.

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

	2008	2007

Accumulated Postretirement Benefit Obligation
Beginning of year	$279	$227
Service cost	8	8
Interest cost	16	13
Net benefits paid	(19)	(19)
Actuarial (gain) loss	(39)	52
Curtailment	–	(5)
Foreign exchange	7	3

End of year	252	279

Fair value of plan assets	1	1

Funded status	$(251)	$(278)

Amounts Recognized on the
Consolidated Balance Sheets
Accrued liabilities	$(17)	$(18)
Other liabilities	(234)	(260)

Total liability recognized	$(251)	$(278)

Amounts Recognized in Accumulated
Other Comprehensive Loss
Unamortized prior service credit	$(167)	$(186)
Unamortized net actuarial loss	37	86
Unamortized net initial asset	(9)	(11)

Total	$(139)	$(111)

During 2006, the corporation amended several of its postretirement medical plans. These amendments eliminated coverage for certain groups and required retirees to bear a greater portion of the cost of the plans. As a result of these actions, the accumulated postretirement benefit obligation declined and the plans recognized a significant amount of unamortized prior service credits which are being amortized in subsequent years.

The increase in net periodic benefit costs in 2008 was driven by higher interest costs as a result of the higher accumulated benefit obligation at the start of the year, and a reduction in net amortization and deferral income due to an increase in amortization of unamortized net actuarial losses.

Expected Benefit Payments and Funding  Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at June 30, 2008 and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $17 in 2009, $17 in 2010, $18 in 2011, $18 in 2012, $18 in 2013 and $90 from 2014 to 2018.

The Medicare Part D subsidies received by the corporation have not been material in any of the past three years.

Note 21 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2008	2007	2006

Income from continuing operations before income taxes
United States	(347.5)%	(44.4)%	(255.3)%
Foreign	447.5	144.4	355.3

	100.0%	100.0%	100.0%

Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	74.0	42.4	279.2
Finalization of tax reviews and audits	(59.9)	(25.7)	(175.2)
Foreign taxes different than U.S. statutory rate	(30.0)	(13.4)	16.1
Valuation allowances	(12.2)	6.1	(18.9)
Benefit of foreign tax credits	(14.5)	(7.2)	(5.5)
Contingent sale proceeds	(28.6)	(9.8)	(21.1)
Tax rate changes	(0.1)	(3.8)	(2.4)
Goodwill impairment	173.5	7.8	–
Tax provision adjustments	(8.5)	3.8	12.5
Sale of capital assets	–	(35.5)	(14.6)
Other, net	(3.1)	(2.3)	(21.5)

Taxes at effective worldwide tax rates	125.6%	(2.6)%	83.6%

The tax expense related to continuing operations was $212 higher in 2008 than in 2007 despite a $269 decrease in income from continuing operations before income taxes. The tax expense was impacted by $790 of non-deductible impairment charges, a reduction in costs associated with the repatriation of earnings from certain foreign subsidiaries, the reduction in certain contingent tax obligations after statutes in multiple jurisdictions lapsed, and certain tax regulatory examinations and reviews were completed.

The tax expense related to continuing operations in 2007 was $169 lower in 2007 than in 2006 despite a $240 increase in income from continuing operations before income taxes. The decrease is primarily attributable to a reduction in costs associated with the repatriation of earnings from certain foreign subsidiaries and from the corporation recognizing certain tax benefits in 2007 from the sale of a subsidiary and the reduction in certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were completed.

Sara Lee Corporation and Subsidiaries    71

Notes to financial statements

Dollars in millions except per share data

The corporation recognized income tax expense of $194 in 2007 and $529 in 2006 related to certain earnings outside of the U.S. which were not deemed to be indefinitely reinvested. Hanesbrands historically generated a significant amount of cash from operations in the U.S. and this cash was used to service the corporation’s debt, as well as to pay dividends and support domestic capital requirements. As a result of the 2007 spin off of Hanesbrands and the disposition of a number of significant European operations, the level of cash necessary to finance the domestic operations and the cash considered to be permanently invested outside the U.S. was modified at the end of 2006. Aside from the items mentioned above, the corporation intends to continue to invest certain earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be approximately $425 to $450 for 2008 and $375 to $400 for 2007.

Current and deferred tax provisions (benefits) were:

		2008		2007		2006

	Current	Deferred	Current	Deferred	Current	Deferred

U.S.	$310	$(247)	$ 18	$(144)	$ 96	$ 256
Foreign	168	(32)	123	4	29	(224)
State	(10)	12	(4)	(8)	23	(22)

	$468	$(267)	$137	$(148)	$148	$ 10

Cash payments for income taxes from continuing operations were $459 in 2008, $378 in 2007 and $121 in 2006.

The deferred tax liabilities (assets) at the respective year-ends were as follows:

	2008	2007

Deferred tax (assets)
Pension liability	$(192)	$(246)
Employee benefits	(97)	(129)
Unrealized foreign exchange	(187)	(227)
Nondeductible reserves	(193)	(188)
Net operating loss and other tax carryforwards	(384)	(407)
Other	(19)	(57)

Gross deferred tax (assets)	(1,072)	(1,254)
Less valuation allowances	283	374

Net deferred tax (assets)	(789)	(880)

Deferred tax liabilities
Property, plant and equipment	$166	$174
Intangibles	274	278
Unrepatriated earnings	125	418

Deferred tax liabilities	565	870

Total net deferred tax (assets) liabilities	$(224)	$(10)

Tax-effected net operating loss and other tax carryforwards expire as follows: $22 in 2009, $2 in 2010, $21 in 2011, $1 in 2012, $1 in 2014, $2 in 2018, $26 in 2021, $9 in 2022, and $3 in 2023. There is no expiration date on $259 of net operating loss carryforwards. There are state net operating losses of $38 that expire in 2009 through 2028.

Valuation allowances have been established on net operating losses and other deferred tax assets in the United Kingdom, Brazil and other foreign and U.S. state jurisdictions as a result of the corporation’s determination that there is less than a 50% likelihood that these assets will be realized. The pension deferred tax assets and valuation allowance amounts for 2007 have been revised from the prior year’s presentation in order to reflect both the deferred tax asset and full valuation allowance related to U.K. pension liabilities.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109” (FIN 48), which provides guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the determination of whether tax benefits, either permanent or temporary, should be recorded in the financial statements. For those tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon audit settlement.

The company adopted and applied FIN 48 on July 1, 2007 and recognized an increase to the retained earnings component of shareholder’s equity of $13.

Sara Lee Corporation and eligible subsidiaries file a consolidated U.S. federal income tax return. The company uses the asset-and-liability method required by SFAS 109 to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax liability or asset for each temporary difference is determined based upon the tax rates that the company expects to be in effect when the underlying items of income and expense are realized. The company’s expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount the company expects to realize.

Due to the inherent complexities arising from the nature of the company’s businesses, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between Sara Lee Corporation and the many tax jurisdictions in which the company files tax returns may not be finalized for several years. Thus, the company’s final tax-related assets and liabilities may ultimately be different from those currently reported.

72    Sara Lee Corporation and Subsidiaries

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $556 and $562 as of June 28, 2008 and June 30, 2007. At this time the corporation estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $10 – $30 in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

The company recognizes interest and penalties related to unrecognized tax benefits in tax expense. As of June 28, 2008 and June 30, 2007, the corporation had accrued interest and accrued penalties of approximately $96 million.

As the result of the completion of tax audits and the expiration of statutes of limitations in France, Morocco, the Netherlands, the Philippines and various state and local jurisdictions, there was a decrease in the gross liability for uncertain tax positions of $114 for 12 months ended June 28, 2008. Of this amount $58 relates to the completion of tax audits and $56 relates to the expiration of statutes. This decrease was offset by $102 of increases to reserves for uncertain tax positions and $50 of unfavorable foreign currency exchange impacts. As a result, the net decrease in the gross liabilities for uncertain tax positions was $2, resulting in an ending balance of $617 as of June 28, 2008.

The corporation’s tax returns are routinely audited by federal, state and foreign tax authorities and these audits are at various stages of completion at any given time. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. income tax returns through July 3, 2004. Fiscal years remaining open to examination in the Netherlands include 2003 and forward. Other foreign jurisdictions remain open to audits ranging from 1999 to 2007. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before June 28, 2003.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended June 28, 2008.

2008

Unrecognized Tax Benefits
Balance at July 1, 2007	$619
Increases based on tax positions related to the current period	96
Increases based on tax positions related to prior periods	6
Decreases based on tax positions related to prior periods	(40)
Decreases related to settlements with the taxing authorities	(58)
Decreases related to a lapse of applicable statute of limitations	(56)
Foreign currency translation adjustment	50

Balance at June 28, 2008	$617

Note 22 – Business Segment Information

The following are the corporation’s six business segments and the types of products and services from which each reportable segment derives its revenues.

•    North American Retail Meats sells a variety of meat products to retail customers in North America, including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon and cooked hams.

•    North American Retail Bakery sells a wide variety of fresh and frozen baked products and specialty items to retail customers in North America and includes the corporation’s U.S. Senseo retail coffee business. Such products include bread, buns, bagels, rolls, muffins, specialty bread, frozen pies, cakes, cheesecakes and other desserts.

•    Foodservice sells meat, bakery and coffee products to the following customers in North America: broad-line foodservice distributors, restaurants, hospitals and other large institutions.

•    International Beverage sells coffee and tea products to retail and foodservice customers in certain markets around the world, including Europe, Australia and Brazil.

•    International Bakery sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

•    Household and Body Care produces and sells products in four primary product categories: body care, air care, shoe care and insecticides.

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

Sara Lee Corporation and Subsidiaries    73

Notes to financial statements

Dollars in millions except per share data

	2008	2007	2006

Sales[1,2]
North American Retail Meats	$2,424	$2,355	$2,259
North American Retail Bakery	2,183	1,998	1,871
Foodservice	2,221	2,197	2,179
International Beverage	3,215	2,617	2,320
International Bakery	929	799	742
Household and Body Care	2,291	2,042	1,827

	13,263	12,008	11,198
Intersegment	(51)	(25)	(23)

Total	$13,212	$11,983	$11,175

Operating Segment Income (Loss)[3,4,5]
North American Retail Meats	$175	$94	$136
North American Retail Bakery	55	(2)	(197)
Foodservice	(295)	139	116
International Beverage	547	317	388
International Bakery	(346)	38	20
Household and Body Care	315	272	216

Total operating segment income	451	858	679
Amortization of trademarks and other intangibles[5]	(67)	(64)	(58)
General corporate expenses[3,4,5]	(254)	(352)	(319)
Contingent sale proceeds	130	120	114

Total operating income	260	562	416
Net interest expense	(100)	(133)	(227)

Income from continuing operations before income taxes	$160	$429	$189

1	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
2	Revenues from one customer represent approximately $1.3 billion, $1.3 billion and $1.2 billion of the corporation’s consolidated revenues in 2008, 2007 and 2006, respectively. Each of the corporation’s business segments sells to this customer, except International Bakery.
3	2008 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a charge of $33; North American Retail Bakery – a charge of $4; Foodservice – a charge of $436; International Beverage – a charge of $15; International Bakery – a charge of $409; Household and Body Care – a charge of $7; Corporate Office – a charge of $37.
4	2007 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a charge of $112; North American Retail Bakery – a charge of $48; Foodservice – a charge of $11; International Beverage – a charge of $139; International Bakery – a charge of $18; Household and Body Care – a charge of $17; Corporate Office – a charge of $72.
5	2006 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail Meats – a charge of $48; North American Retail Bakery – a charge of $208; Foodservice – a charge of $21; International Beverage – a charge of $16; International Bakery – a charge of $44; Household and Body Care – a charge of $28; Corporate Office – a charge of $103.

	2008	2007	2006

Assets
North American Retail Meats	$975	$929	$879
North American Retail Bakery	1,172	1,129	1,149
Foodservice	1,138	1,608	1,587
International Beverage	2,637	2,886	2,219
International Bakery	1,153	1,485	1,352
Household and Body Care	2,664	2,880	2,406

	9,739	10,917	9,592
Net assets held for sale	72	2	1
Discontinued operations	–	185	3,969
Other[1]	1,019	651	1,098

Total assets	$10,830	$11,755	$14,660

Depreciation
North American Retail Meats	$81	$102	$90
North American Retail Bakery	76	76	80
Foodservice	67	66	72
International Beverage	88	72	67
International Bakery	28	24	25
Household and Body Care	34	35	42

	374	375	376
Discontinued operations	5	25	152
Other	24	20	13

Total depreciation	$403	$420	$541

Additions to Long-Lived Assets
North American Retail Meats	$114	$194	$104
North American Retail Bakery	114	84	147
Foodservice	68	88	71
International Beverage	142	127	113
International Bakery	26	28	24
Household and Body Care	46	74	44

	510	595	503
Other	24	51	25

Total additions to long-lived assets	$534	$646	$528

1	Principally trade receivables of the U.S. operations that are centrally managed, cash and cash equivalents, certain corporate fixed assets, deferred tax assets and certain other noncurrent assets.

Note 23 – Geographic Area Information

	United States	Spain	Netherlands	Other	Total

2008
Sales	$6,860	$ 995	$1,267	$4,090	$13,212
Long-lived assets	3,026	777	428	1,555	5,786

2007
Sales	$6,602	$ 871	$1,077	$3,433	$11,983
Long-lived assets	3,409	1,004	346	1,351	6,110

2006
Sales	$6,362	$ 793	$1,010	$3,010	$11,175
Long-lived assets	3,342	990	341	1,398	6,071

74    Sara Lee Corporation and Subsidiaries

Note 24 – Quarterly Financial Data (Unaudited)

Quarter	First	Second	Third	Fourth

2008
Continuing operations[1]
Net sales	$3,054	$3,408	$3,243	$3,507
Gross profit	1,157	1,292	1,259	1,350
Income (loss)	200	182	234	(657)
Income (loss) per common share
Basic	0.28	0.25	0.33	(0.93)
Diluted	0.28	0.25	0.33	(0.93)
Net income (loss)[2]	200	182	211	(672)
Net income (loss) per common share
Basic[2]	0.28	0.25	0.30	(0.95)
Diluted[2]	0.28	0.25	0.30	(0.95)
Cash dividends declared	–	0.1050	0.1050	0.210
Market price
High	17.54	16.95	16.22	15.00
Low	14.75	15.67	12.32	12.15
Close	16.69	16.23	13.66	12.18

1	The results have been reclassified to reflect the Mexican Meats business as a discontinued operation.
2	The quarterly financial data shown above includes the impact of significant items. Significant items include exit activities, asset and business dispositions, impairment charges, transformation charges, accelerated depreciation, and curtailment gains. Further details of these items are included in the Financial Review on page 13. The impact of these items is shown below where negative amounts are charges, and positive amounts are income.

Quarter	First	Second	Third	Fourth

2008
Impact of significant items on income (loss) from continuing operations	$(1)	$24	$67	$(855)
EPS impact
Basic	–	0.03	0.10	(1.21)
Diluted	–	0.03	0.10	(1.21)
Impact of significant items on net income (loss)	(1)	24	42	(870)
EPS impact
Basic	–	0.03	0.06	(1.23)
Diluted	–	0.03	0.06	(1.23)

Quarter	First	Second	Third	Fourth

2007
Continuing operations[1]
Net sales	$2,817	$3,105	$2,935	$3,126
Gross profit	1,066	1,186	1,157	1,204
Income (loss)	257	(48)	113	118
Income (loss) per common share
Basic	0.34	(0.07)	0.15	0.16
Diluted	0.34	(0.07)	0.15	0.16
Net income (loss)[2]	333	(62)	116	117
Net income (loss) per common share
Basic[2]	0.44	(0.08)	0.16	0.16
Diluted[2]	0.44	(0.08)	0.16	0.16
Cash dividends declared	0.1000	0.1000	0.1000	0.2000
Market price
High	17.11	17.23	17.49	18.15
Low	14.08	16.00	16.00	16.33
Close	16.07	17.03	16.92	17.40

Quarter	First	Second	Third	Fourth

2007
Impact of significant items on income (loss) from continuing operations	$132	$(212)	$(5)	$(5)
EPS impact
Basic	0.17	(0.29)	(0.01)	(0.01)
Diluted	0.17	(0.29)	(0.01)	(0.01)
Impact of significant items on net income (loss)	148	(217)	(2)	(4)
EPS impact
Basic	0.20	(0.29)	0.00	(0.01)
Diluted	0.19	(0.29)	0.00	(0.01)

Note 25 – Subsequent Events

Contingent Sale Proceeds  In July 2008, the corporation received a payment of 95 million euros, as the contingencies had passed related to the 2009 annual contingent payment from the sale of the corporation’s cut tobacco business. Based upon exchange rates in effect on the date of receipt, the payment was equivalent to $150 and will be recognized in the first quarter of 2009. Further details regarding these contingent payments from the sale of the corporation’s cut tobacco business are contained in Note 16 to the Consolidated Financial Statements, “Contingencies.”

Sara Lee Corporation and Subsidiaries    75

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Sara Lee Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at June 28, 2008 and June 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Chicago, Illinois

August 25, 2008

76    Sara Lee Corporation and Subsidiaries

Management’s Report

Management’s Report on Internal Control

Over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of June 28, 2008 and report, based on that assessment, whether the corporation’s internal controls over financial reporting are effective.

Management of the corporation is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15f and 15d-15f under the Securities Exchange Act of 1934. The corporation’s internal control over reporting is designed to provide reasonable assurance regarding the reliability of the corporation’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The corporation’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the corporation’s assets that could have a material effect on the financial statements.

Internal control over reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The corporation’s management has assessed the effectiveness of its internal control over financial reporting as of June 28, 2008. In making this assessment, the corporation used the criteria established in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The corporation’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation’s assessment, management has concluded that, as of June 28, 2008, the corporation’s internal control over financial reporting was effective.

The effectiveness of the corporation’s internal control over financial reporting as of June 28, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Brenda C. Barnes

Chairman and Chief Executive Officer

L.M. (Theo) de Kool

Chief Financial and Administrative Officer

Sara Lee Corporation and Subsidiaries    77