Form 10-K, Exhibit 13
period 2009-06-27
Sara Lee Corp
filed 2009-08-26
CIK 23666

Exhibit 13

Financial summary

Dollars in millions except per share data	Years ended	June 27, 2009[1]	June 28, 2008[2]	June 30, 2007[3]	July 1, 2006[4]	July 2, 2005[5]
Results of Operations
Continuing operations
Net sales		$ 12,881	$13,212	$11,983	$11,175	$11,115
Operating income[6]		713	260	562	416	943
Income before income taxes		588	160	429	189	746
Income (loss)		364	(41)	440	31	616
Effective tax rate		38.1%	125.6%	(2.6)%	83.6%	17.5%
Income (loss) per share of common stock
Basic		$ 0.52	$ (0.06)	$ 0.59	$ 0.04	$ 0.78
Diluted		0.52	(0.06)	0.59	0.04	0.77
Income (loss) from discontinued operations		–	(14)	48	123	103
Gain (loss) on sale of discontinued operations		–	(24)	16	401	–
Net income (loss)		364	(79)	504	555	719
Net income (loss) per share of common stock
Basic		0.52	(0.11)	0.68	0.72	0.91
Diluted		0.52	(0.11)	0.68	0.72	0.90

Financial Position
Total assets		$ 9,417	$10,830	$11,755	$14,660	$14,540
Total debt		2,820	3,188	4,220	5,914	4,613

Per Common Share
Dividends declared		$ 0.44	$ 0.42	$ 0.50	$ 0.59	$ 0.79
Book value at year-end		2.93	3.98	3.51	3.22	3.28
Market value at year-end		9.58	12.18	17.40	16.02	19.65
Shares used in the determination of net income per share
Basic (in millions)		701	715	741	766	789
Diluted (in millions)		703	715	743	768	796

Other Information – Continuing Operations Only
Net cash flow from operating activities		$ 900	$ 596	$ 404	$ 405	$ 521
Net cash from (used in) investing activities		(286)	(188)	615	704	(123)
Net cash from (used in) financing activities		(767)	(1,806)	(857)	509	(491)
Depreciation		383	398	395	389	375
Media advertising expense		282	325	313	298	333
Total media advertising and promotion expense		503	594	566	531	546
Capital expenditures		379	509	598	438	395
Common stockholders of record		67,000	70,000	76,000	82,000	87,000
Number of employees		41,000	44,000	46,000	50,000	50,000

The amounts above include the impact of certain significant items. Significant items may include, but are not limited to: exit activities, asset and business dispositions, impairment charges, transformation charges, Project Accelerate charges, settlement and curtailment gains or losses, and various significant tax matters. Further details of these items are included in the Financial Review on page 18.

1	In 2009, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $461 and $374, respectively.
2	In 2008, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $941 and $759, respectively.
3	In 2007, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $417 and $85, respectively.
4	In 2006, the impact of significant items decreased income from continuing operations before income taxes and income from continuing operations by $468 and $220, respectively.
5	In 2005, the impact of significant items decreased income from continuing operations before income taxes by $54 and increased income from continuing operations by $169.
6	Operating income is reconciled between the income from each of the corporation’s business segments to income from continuing operations before income taxes in Note 22 of the Consolidated Financial Statements titled, “Business Segment Information.”

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

14    Sara Lee Corporation and Subsidiaries

Financial review

This Financial Review discusses the corporation’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2009, 2008 and 2007 were 52-week years. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•    Business Overview

•    Summary of Results

•    Review of Consolidated Results

•    Operating Results by Business Segment

•    Financial Condition

•    Liquidity

•    Risk Management

•    Critical Accounting Estimates

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

In North America, the company sells a variety of packaged meat products that include hot dogs, corn dogs, breakfast sausages, dinner sausages and deli meats as well as a variety of fresh and frozen baked products and specialty items that include bread, buns, bagels, cakes and cheesecakes. These products are sold through the retail channel to supermarkets, warehouse clubs and national chains. The company also sells a variety of meat, bakery and beverage products to foodservice customers in North America. Internationally, the company sells coffee and tea products in Europe, Brazil, Australia and Asia through the retail and foodservice channels as well as a variety of bakery and dough products to retail and foodservice customers in Europe and Australia. It also sells body care, air care, shoe care and insecticides to retail customers primarily in the U.S., Europe, India and the Asia Pacific region.

On March 30, 2009, Sara Lee announced that it is reviewing strategic options for its International Household and Body Care business after receiving expressions of interest. The company is currently considering all alternatives for this segment, including the option to divest the business.

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

The food and consumer products businesses are highly competitive. In many product categories, we compete not only with widely advertised branded products, but also with private label products that are generally sold at lower prices. As a result, from time to time, we may need to reduce the prices for some of our products to respond to competitive pressures. In addition, the turmoil in the financial markets has led to general economic weakness, which has negatively impacted our business. The continued economic uncertainty may also result in increased pressure to reduce the prices for some of our products, limit our ability to increase or maintain prices or lead to a continued shift toward private label products. Any reduction in prices or our inability to increase prices when raw material costs increase could negatively impact profit margins and the overall profitability of our reporting units, which could potentially trigger a goodwill impairment.

Sara Lee Corporation and Subsidiaries    15

Financial review

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

The company’s business results are also heavily influenced by changes in foreign currency exchange rates. For the most recently completed fiscal year, approximately 45% of net sales and approximately 60% of operating segment income were generated outside of the U.S. As a result, changes in foreign currency exchange rates, particularly the European euro, can have a significant impact on the reported results.

The company’s international operations provide a significant portion of the company’s cash flow from operating activities, which has required and is expected to continue to require the company to repatriate a greater portion of cash generated outside of the U.S. The repatriation of these funds has resulted in higher income tax expense and cash tax payments.

The corporation believes that, based on its current cash balance and continued access to financing, the recent turmoil and decreased liquidity in the financial markets will not have a material adverse impact on our liquidity or cash flow. In light of the current credit market instability, however, the corporation has taken certain actions to maintain its liquidity and preserve operating flexibility. Although the corporation continues to regularly access the commercial paper market, it has shortened maturities on its commercial paper and reduced the total amount of its commercial paper that matures each day in response to reduced market liquidity.

Summary of Results

2009 Compared with 2008  The business highlights for 2009 include the following:

•    Net sales decreased by 2.5% to $12.9 billion, reflecting the negative impact of changes in foreign currency exchange rates and lower unit volumes partially offset by price increases to offset higher commodity costs.

•    Reported operating income increased by $453 million to $713 million due to a $537 million reduction in impairment charges year over year. Operating income was negatively impacted by unrealized mark-to-market losses of $18 million on commodity derivatives as compared to $22 million of gains in the prior year.

•    The $314 million non-cash pretax impairment charge in 2009 was related to goodwill and other long-lived assets associated with the Spanish bakery businesses and goodwill associated with the North American foodservice beverage business.

•    Operating segment income was favorably impacted by the year-over-year reduction in impairment charges as well as pricing actions, cost savings achieved from continuous improvement initiatives and lower spending on media advertising and promotions (MAP). These improvements were offset by the negative impact of changes in foreign currency exchange rates and lower volumes.

•    Income from continuing operations and net income were $364 million, or $0.52 per share on a diluted basis. The year-over-year improvement reflects the impact of the impairment charges noted above as well as the positive impact of pricing actions and cost savings initiatives.

•    Cash from operating activities increased by $294 million due to a significant reduction in cash used to fund working capital requirements partially offset by a $131 million increase in cash contributions to pension plans.

•    Capital expenditures for property, plant and equipment and computer software declined $136 million which is partially due to reduced investment in information systems and manufacturing capacity in 2009 compared to the prior year.

•    The company’s total debt declined by $368 million due to the repayment of both short term and maturing long-term debt utilizing cash on hand and cash generated from operating activities.

•    The company expended $103 million to repurchase 11.4 million shares of its common stock under a share repurchase program.

16    Sara Lee Corporation and Subsidiaries

Significant Items Affecting Comparability  The reported results for 2009, 2008 and 2007 reflect amounts recognized for restructuring actions and other significant amounts that impact comparability. The nature of these items includes the following:

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

Project Accelerate Costs  Project Accelerate is a series of global cost reduction and efficiency projects initiated in fiscal 2009. The costs include charges associated with the transition of business support services to an outside third party vendor as part of a business process outsourcing initiative announced in 2009 as well as costs associated with the outsourcing of a portion of the North American and European finance processing functions, information systems application development and maintenance as well as indirect procurement activities. These costs are recognized in the Consolidated Statements of Income in Selling, general and administrative expenses or Cost of sales. Employee termination costs, lease exit costs and gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations associated with these initiatives are reported as part of exit activities, asset and business dispositions.

The corporation currently expects to recognize more than $300 million of one-time charges related to Project Accelerate, approximately half of which was incurred in 2009 and the remainder is expected to be incurred predominately in 2010. It also anticipates annualized savings in the range of $350 million to $400 million by 2012.

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

The costs related to the transformation include costs to retain and relocate existing employees, recruit new employees, third-party consulting costs associated with transformation efforts, and amortization costs for new enterprise-wide software. In addition, these costs include accelerated depreciation, which is incremental depreciation associated with decisions to close facilities at dates sooner than originally anticipated, pursuant to an exit plan. These costs are recognized in Cost of sales or Selling, general and administrative expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition under the accounting rules for exit or disposal activities. However, management believes that the disclosure of these transformation related charges provides the reader greater transparency to the total cost of the transformation plan. More information on these costs can be found in Note 5 to the Consolidated Financial Statements, “Exit, Disposal and Transformation Activities.”

Impairment Charges  These costs are included on a separate line of the Consolidated Statements of Income and represent charges for the impairment of fixed assets, intangible assets, goodwill and investments held by the corporation. More information regarding impairment charges can be found in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

The reported results were also impacted by certain discrete tax matters that affect comparability. They include contingent tax obligation adjustments, tax on repatriation of prior years’ earnings, valuation allowance adjustments and various other tax matters. The tax impact of the various items is determined using the statutory rates in the individual tax jurisdictions in which the charge was incurred.

The impact of the above items on net income and diluted earnings per share is summarized on the following page.

Sara Lee Corporation and Subsidiaries    17

Financial review

Impact of Significant Items on Income from

Continuing Operations and Net Income

	Year ended June 27, 2009			Year ended June 28, 2008			Year ended June 30, 2007

In millions except per share data	Pretax Impact	Net Income	Diluted EPS Impact [1]	Pretax Impact	Net Income	Diluted EPS Impact [1]	Pretax Impact	Net Income	Diluted EPS Impact [1]

Significant items affecting comparability of income from continuing operations and net income
(Charges for) income from exit activities	$(114)	$ (81)	$(0.12)	$ (39)	$ (25)	$(0.03)	$(106)	$(69)	$(0.09)
Income from (charges for) asset and business disposition activities	–	(4)	(0.01)	1	–	–	12	10	0.01

Subtotal	(114)	(85)	(0.12)	(38)	(25)	(0.03)	(94)	(59)	(0.08)
(Charges) income in cost of sales
Transformation charges – IT costs	(5)	(3)	(0.01)	(8)	(5)	(0.01)	(10)	(6)	(0.01)
Accelerated depreciation	–	–	–	(1)	(1)	–	(31)	(19)	(0.03)
Curtailment gain	7	5	0.01	–	–	–	–	–	–
Pension partial withdrawal liability charge	(13)	(9)	(0.01)	–	–	–	–	–	–
(Charges) income in SG&A expenses
Transformation charges – IT costs	(21)	(15)	(0.02)	(40)	(26)	(0.04)	(42)	(27)	(0.04)
Transformation/Accelerate charges – Other	(18)	(12)	(0.02)	(3)	(2)	–	(67)	(44)	(0.06)
Accelerated depreciation	–	–	–	–	–	–	(1)	(1)	–
Curtailment gain	10	7	0.01	–	–	–	–	–	–
Gain on property disposition	14	10	0.01	–	–	–	–	–	–
Pension partial withdrawal liability charge	(18)	(11)	(0.02)	–	–	–	–	–	–
Balance sheet corrections	11	7	0.01	–	–	–	–	–	–
Impairment charges	(314)	(289)	(0.41)	(851)	(827)	(1.16)	(172)	(145)	(0.19)

Impact of significant items on income from continuing operations before income taxes	(461)	(395)	(0.56)	(941)	(886)	(1.24)	(417)	(301)	(0.41)
Significant tax matters affecting comparability
Deferred tax valuation allowance adjustment	–	–	–	–	19	0.03	–	(27)	(0.04)
Tax benefit on disposition of a business	–	–	–	–	–	–	–	169	0.23
Contingent tax obligation adjustment	–	15	0.02	–	103	0.14	–	67	0.09
Provision expense corrections	–	(19)	(0.03)	–	5	0.01	–	–	–
Tax benefit on non-recurring foreign exchange gains	–	29	0.04	–	–	–	–	–	–
Other tax adjustments, net	–	(4)	(0.01)	–	–	–	–	7	0.01

Impact on income from continuing operations	(461)	(374)	(0.53)	(941)	(759)	(1.06)	(417)	(85)	(0.12)
Significant items impacting discontinued operations
U.K. Pension plan settlement charge	–	–	–	(15)	(15)	(0.02)	–	–	–
Charge for transformation expenses	–	–	–	(1)	(1)	–	(1)	(1)	–
Gain (loss) on the sale of discontinued operations, net	–	–	–	(23)	(24)	(0.03)	5	16	0.02

Impact of significant items on net income	$(461)	$(374)	$(0.53)	$(980)	$(799)	$(1.12)	$(413)	$(70)	$(0.09)

1	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

18    Sara Lee Corporation and Subsidiaries

Review of Consolidated Results

The following tables summarize net sales and operating income for 2009 versus 2008, and 2008 versus 2007 and certain items that affected the comparability of these amounts:

2009 versus 2008

In millions	2009	2008	Dollar Change	Percent Change

Net sales	$12,881	$13,212	$(331)	(2.5)%

Increase/(decrease) in net sales from
Changes in currency rates	$ –	$ 585	$(585)
Acquisitions/dispositions	45	130	(85)

Total	$ 45	$ 715	$(670)

Operating income	$ 713	$ 260	$ 453	NM

Increase/(decrease) in operating income from
Contingent sale proceeds	$ 150	$ 130	$ 20
Changes in currency rates	–	67	(67)
Exit activities, asset and business dispositions	(114)	(38)	(76)
Transformation/Accelerate charges	(44)	(51)	7
Impairment charges	(314)	(851)	537
Curtailment gain	17	–	17
Pension partial withdrawal liability charge	(31)	–	(31)
Gain on property disposition	14	–	14
Balance sheet corrections	11	–	11
Accelerated depreciation	–	(1)	1
Acquisitions/dispositions	2	1	1

Total	$ (309)	$ (743)	$ 434

2008 versus 2007

In millions	2008	2007	Dollar Change	Percent Change

Net sales	$13,212	$11,983	$1,229	10.3%

Increase/(decrease) in net sales from
Changes in currency rates	$ –	$ (650)	$ 650
Acquisitions/dispositions	2	2	–

Total	$ 2	$ (648)	$ 650

Operating income	$ 260	$ 562	$ (302)	(53.6)%

Increase/(decrease) in operating income from
Contingent sale proceeds	$ 130	$ 120	$ 10
Changes in currency rates	–	(81)	81
Exit activities, asset and business dispositions	(38)	(94)	56
Transformation charges	(51)	(119)	68
Accelerated depreciation	(1)	(32)	31
Impairment charges	(851)	(172)	(679)
Acquisitions/dispositions	(1)	–	(1)

Total	$ (812)	$ (378)	$ (434)

Net Sales  Net sales were $12,881 million in 2009, a decrease of $331 million, or 2.5% versus 2008. Changes in foreign currency exchange rates, particularly the European euro, British pound, Brazilian real and Australian dollar, decreased reported net sales by $585 million, or 4.6%. Dispositions net of acquisition after the beginning of 2008 reduced net sales by $85 million, or 0.6%. The remaining increase in net sales of $339 million, or 2.7% was driven by price increases to offset higher commodity costs and an improved sales mix, partially offset by lower unit volumes.

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

The following table summarizes the components of the change in sales on a percentage basis versus the prior year:

Net Sales Bridge – Components of Change versus Prior Year

	Volume	Price/Mix/ Other	Acquisitions/ Dispositions	Foreign Exchange	Total
2009 versus 2008	(2.5)%	5.2%	(0.6)%	(4.6)%	(2.5)%
2008 versus 2007	1.2%	3.4%	–%	5.7%	10.3%

Operating Income  Operating income represents income before income taxes and net interest expense.

Operating income increased by $453 million in 2009. The year-over-year net impact of the changes in currency rates, transformation/ Accelerate charges, impairment charges and the other factors identified in the preceding table increased operating income by $434 million. In addition, the impact of commodity mark-to-market derivative activity decreased operating income by $40 million in 2009 compared to 2008. The remaining increase in operating income of $59 million, or 6.0%, was due to the favorable impact of price increases, savings from continuous improvement programs, and a reduction in SG&A costs, due in part to lower MAP spending partially offset by higher commodity costs, and lower unit volumes.

Operating income decreased by $302 million, or 53.6%, in 2008. The year-over-year net impact of the changes in currency rates, transformation charges, impairment charges and the other factors identified in the preceding table reduced operating income by $434 million. The impact of commodity mark-to-market derivative activity increased operating income by $20 million in 2008 compared to 2007. The remaining increase in operating income of $112 million, or 11.9%, was due to an improved gross margin and a reduction in SG&A costs after considering the impact of changes in foreign currency exchange rates.

The changes in the individual components of operating income are discussed in more detail below.

Sara Lee Corporation and Subsidiaries    19

Financial review

Gross Margin  The gross margin, which represents net sales less cost of sales, decreased by $275 million in 2009, driven by higher commodity costs, the negative impact of changes in currency exchange rates, and lower unit volumes partially offset by price increases and savings from continuous improvement programs.

The gross margin percent declined from 38.3% in 2008 to 37.1% in 2009 due to gross margin percent declines at North American Fresh Bakery, International Beverage and Household and Body Care. The gross margin percent was negatively impacted by higher commodity costs, the negative impact of inflation on labor and other employee benefit costs and a shift in product sales mix, which was partially offset by pricing actions.

The gross margin increased by $445 million in 2008, driven by the favorable impact of changes in currency exchange rates, price increases to offset higher commodity costs, higher unit volumes, and savings from continuous improvement programs, partially offset by higher commodity costs and higher labor costs due to inflationary pressures.

The gross margin percent declined from 38.5% in 2007 to 38.3% in 2008. The gross margin percent declined in each business segment with the exception of North American Retail. The gross margin percent was negatively impacted by higher commodity costs and inflation, which was partially offset by price increases.

Selling, General and Administrative Expenses

In millions	2009	2008	2007
SG&A expenses in the business segment results
Media advertising and promotion	$ 503	$ 594	$ 567
Other	2,993	3,155	2,922
Total business segments	3,496	3,749	3,489
Amortization of identifiable intangibles	65	67	64
General corporate expenses
Other	220	239	352
Mark-to-market derivative (gains)/losses	11	(16)	–
Total	$3,792	$4,039	$3,905

Total selling, general and administrative (SG&A) expenses in 2009 decreased $247 million, or 6.1%. Changes in foreign currency exchange rates, primarily in the European euro, decreased SG&A expenses by $177 million, or 4.3%. The remaining decrease in SG&A expenses was $70 million, or 1.8%. Measured as a percent of sales, SG&A expenses decreased from 30.6% in 2008 to 29.4% in 2009. SG&A expenses as a percent of sales declined in each of the business segments, with the exception of International

Bakery, which remained virtually unchanged. The results reflect the favorable impact of savings from continuous improvement initiatives and lower MAP expenses.

Total SG&A expenses reported in 2009 by the business segments decreased by $253 million, or 6.7%, versus 2008 primarily due to the impact of changes in foreign currency exchange rates, lower media advertising and promotion spending and the benefits of cost savings initiatives partially offset by the impact of inflation on wages and employee benefits.

Amortization of intangibles decreased by $2 million in 2009 versus 2008. General corporate expenses, which are not allocated to the individual business segments, increased by $8 million due to unrealized mark-to-market losses on commodity derivatives of $11 million in 2009 as compared to gains of $16 million in the prior year. Other general corporate expenses decreased $19 million versus the prior year due to lower pension costs and favorable foreign currency transactions partially offset by increased professional fees for consulting and special project work. General corporate expenses were also favorably impacted by approximately $22 million related to certain nonrecurring items – primarily a non-income related foreign tax refund and a reduction in contingent lease accruals.

Total SG&A expenses in 2008 increased $134 million, or 3.4%. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $213 million, or 5.3%. The remaining decrease in SG&A expenses was $79 million, or 1.9%. Measured as a percent of sales, SG&A expenses decreased from 32.6% in 2007 to 30.6% in 2008. SG&A expenses as a percent of sales declined in each of the business segments. The results reflect the favorable impact of savings from continuous improvement initiatives, a $67 million reduction in transformation related costs and lower general corporate expenses.

Total SG&A expenses reported in 2008 by the business segments increased by $260 million, or 7.5%, over 2007 primarily due to the impact of changes in foreign currency exchange rates, higher distribution costs driven by higher fuel costs, and the impact of inflation on wages and employee benefit costs, partially offset by the benefits of cost savings initiatives and lower costs associated with the corporation’s transformation program.

Amortization of intangibles increased by $3 million in 2008 versus 2007. General corporate expenses decreased by $129 million as compared to the prior year, due to a reduction in business transformation costs, lower pension and other benefit plan costs, the non-recurrence of costs related to corporate hedging programs and $16 million of unrealized mark-to-market gains associated with derivatives in 2008.

20    Sara Lee Corporation and Subsidiaries

As previously noted, reported SG&A reflects amounts recognized for actions associated with Project Accelerate, the business transformation program and other significant amounts. These amounts include the following:

In millions	2009	2008	2007

Transformation costs – IT	$ 21	$40	$ 42
Transformation/Accelerate costs – other	18	3	67
Curtailment gain	(10)	–	–
Gain on property disposition	(14)	–	–
Pension partial withdrawal liability charge	18	–	–
Balance sheet corrections	(11)	–	–

Total	$ 22	$43	$109

Transformation IT costs in 2009 were $19 million lower than the prior year as 2008 included both software amortization expense and $25 million of expenses associated with the implementation of new computer systems. In 2009, $21 million of software amortization was recognized as part of transformation costs, which was $6 million higher than the amortization expenses reported in 2008. The year-over-year increase was attributable to the increasing number of computer systems that were put into use over the course of 2008 and 2009. The $15 million increase in other transformation/Accelerate costs was due primarily to transition and contract termination costs associated with the transition of business support services to an outside third party vendor as part of a business process outsourcing initiative under Project Accelerate.

Transformation costs in 2008 were down $67 million from 2007 due to a reduction in costs associated with the corporation’s decision to centralize the management of its North American and European operations, which resulted in higher costs being incurred in 2007 for employee relocation, recruitment and retention bonuses in order to maintain business continuity. These cost reductions were partially offset by $15 million of computer software amortization expense related to systems that were put into use in 2008.

In 2009, the corporation entered into a new collective labor agreement in the Netherlands which resulted in the recognition of a $17 million curtailment gain, $10 million of which was recognized in SG&A. In 2009, the North American Fresh Bakery segment recognized a $31 million charge to establish an estimated partial withdrawal liability as a result of the cessation of contributions to a multi-employer pension plan. Of the total charge, $18 million was recognized in SG&A.

During 2009, the International Beverage segment disposed of a parcel of vacant land, which resulted in the recognition of a $14 million gain. The corporation also recognized $11 million of income related to the correction of balance sheet account errors associated with the adjustment of certain individually insignificant balance sheet amounts.

Exit Activities, Asset and Business Dispositions  Exit activities, asset and business dispositions are as follows:

In millions	2009	2008	2007

Charges for (income from) exit activities
Severance	$114	$31	$ 93
Exit of leased and owned facilities	(1)	5	13
Other	1	3	–
Asset and business dispositions	–	(1)	(12)

Total	$114	$38	$ 94

The net charges in 2009 are $76 million higher than 2008 as a result of higher severance costs related to restructuring actions taken in the International Beverage and International Bakery segments. The net charges recognized in 2008 are $56 million lower than the prior year primarily due to a $62 million reduction in employee severance costs. The severance costs and other costs were higher in 2007 because of the implementation of extensive restructuring plans to terminate employees in all our North American segments and the International Beverage segment. In 2007, the corporation also recognized costs to exit leased space in connection with the relocation of the corporation’s headquarters to Downers Grove, Illinois.

Impairment Charges  During 2009, the corporation recognized a $314 million non-cash charge primarily for the impairment of goodwill and other long-lived assets associated with the Spanish bakery operations and goodwill associated with the North American foodservice beverage operations as both operations were not expected to generate sufficient profitability to support the remaining goodwill balances. During 2008, the corporation recognized an $851 million non-cash charge primarily for the impairment of goodwill associated with the North American foodservice bakery and Spanish bakery operations and writedowns of certain other assets in North America. In 2007, impairment charges of $172 million were recognized and represent charges for the impairment of goodwill, intangible assets, fixed assets, and investments held by the corporation. These charges impacted each of the corporation’s business segments. Additional details regarding these impairment charges are discussed in Note 3 to the Consolidated Financial Statements, titled “Impairment Charges.”

Receipt of Contingent Sale Proceeds  Under the terms of the sale agreement for its cut tobacco business, the corporation will receive annual cash payments of 95 million euros through July 2009, contingent on tobacco continuing to be a legal product in the Netherlands, Germany and Belgium. The U.S. dollar amounts received in 2009, 2008 and 2007 upon the expiration of the contingency were $150 million, $130 million and $120 million, respectively, based upon respective foreign currency exchange

Sara Lee Corporation and Subsidiaries    21

Financial review

rates on the date of receipt. These amounts were recognized in the corporation’s earnings when received and the payments increased diluted earnings per share from continuing operations in 2009, 2008 and 2007 by $0.21, $0.18 and $0.16, respectively. Tobacco continued to be a legal product in the required countries through the final payment date in July 2009 and the corporation will recognize income associated with the final scheduled payment in the first quarter of 2010.

Net Interest Expense  Net interest expense increased by $25 million in 2009 to $125 million. The increase in net interest expense was a result of a $42 million reduction in interest income resulting from a decline in cash and cash equivalents, a portion of which was used to repay debt. This increase was partially offset by a $17 million decline in interest expense due to lower average debt levels. Net interest expense declined by $33 million in 2008 as compared to the prior year. The decrease was a result of a $74 million decline in interest expense due to lower average debt levels, which more than offset a $41 million reduction in interest income resulting from a decline in cash and cash equivalents, a portion of which was used to repay debt.

Income Tax Expense  The effective tax rate on continuing operations in 2009, 2008 and 2007 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 21 to the Consolidated Financial Statements. Additional information regarding income taxes can be found in “Critical Accounting Estimates” within Management’s Discussion and Analysis.

In millions	2009	2008	2007

Continuing operations
Income before income taxes	$ 588	$ 160	$429
Income tax expense (benefit)	224	201	(11)
Effective tax rates	38.1%	125.6%	(2.6)%

2009 vs. 2008  In 2009, the corporation recognized tax expense on continuing operations of $224 million, or an effective tax rate of 38.1%, compared to tax expense of $201 million in 2008, or an effective tax rate of 125.6%. The significant components impacting the corporation’s 2009 effective tax rate are as follows:

•    Goodwill Impairment – The corporation’s 2009 effective tax rate increased by 14.4% as a result of recognizing $242 million of non-deductible goodwill impairments during the year, compared to $790 million of non-deductible goodwill impairments in 2008. The corporation expects that its effective tax rate may be impacted in future fiscal years as a result of goodwill impairments. However, such impact is wholly dependent on whether any of the corporation’s reporting units are required to record a goodwill impairment charge, the magnitude of any potential charge, and the extent of the corporation’s tax basis in the goodwill. As a result, management is not able to predict the potential impact any future goodwill impairment charges may have on the corporation’s effective tax rate.

•    Remittance of Foreign Earnings – The corporation incurred a tax charge of $58 million related to the repatriation of earnings from certain foreign subsidiaries, compared to a $118 million tax charge in 2008. This 2009 charge increased the effective rate by 9.8%. The corporation expects to incur charges in future fiscal years from the remittance of foreign earnings. See the discussion of Repatriation of Foreign Earnings and Income Taxes in the Liquidity section of Management’s Discussion and Analysis for more information.

•    Finalization of Tax Reviews and Audits and Changes in Estimate on Tax Contingencies – A $16 million benefit resulted from the resolution of tax audits, the expiration of statutes of limitations, and changes in estimate on tax contingencies, in various countries including China, France, Greece, Italy, Kenya, Morocco, Spain, the United Kingdom, the United States, and various state and local jurisdictions. Of this amount, $3 million related to the resolution of tax audits, $4 million related to the expiration of statutes of limitations, and $9 million related to changes in estimate on tax contingencies. In 2008, the corporation realized a $96 million tax benefit upon reducing its tax contingency reserves related to uncertain tax positions. The corporation expects that its effective tax rate will continue to be impacted in future fiscal years due to the resolution of tax contingencies. Currently, the corporation believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $100 million to $160 million within the next 12 months from a variety of uncertain tax positions as a result of the resolution of audits and the expiration of statutes of limitations in several jurisdictions. A majority of this decrease would impact the corporation’s effective tax rate. For a summary of open audit years by significant jurisdiction and other critical estimates surrounding the finalization of tax reviews and audits, see Income Taxes under Critical Accounting Estimates included in Management’s Discussion and Analysis.

•    Receipt of Contingent Sales Proceeds – The corporation recognized a tax benefit of $53 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to a $46 million benefit in 2008. The corporation will continue to recognize a tax rate reduction related to contingent sales proceeds received during the agreement term, which is effective through July 2009.

22    Sara Lee Corporation and Subsidiaries

•    Valuation Allowance – The corporation recognized tax expense of $5 million related to a net increase in valuation allowances, primarily on current year Russian net operating losses, compared to a $19 million tax benefit in 2008. The 2009 tax charge was partially offset by the utilization of Brazilian net operating losses that the corporation did not previously anticipate would be realized. The corporation expects that its effective tax rate could be favorably or unfavorably impacted in future fiscal years as a result of changes in facts and circumstances that cause the corporation to revise its conclusions on the ability to realize certain net operating losses and other deferred tax attributes. However, because of the inherent uncertainty with respect to the occurrence of such facts and circumstances, management is not able to predict potential outcomes or the related impact on the corporation’s effective tax rate.

•    Foreign Earnings – The corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions that have lower tax rates also reduced the corporation’s tax expense during 2009, similar to 2008. As specifically highlighted in Part I. Item 1A. Risk Factors, of the corporations Form 10-K, the corporation expects that its effective tax rate will be impacted in future fiscal years as a result of its global mix of earnings. Because the impact of the corporation’s global mix of earnings is dependent on factors such as tax legislation in the jurisdictions in which the corporation does business, the corporation’s actual results, the relative mix of earnings amongst its respective jurisdictions in any respective period, and tax characteristics of the corporation’s income, acquisitions and dispositions, among other factors, management is not able to predict the impact or trend that the global mix of earnings will have on its effective tax rate.

2008 vs. 2007  In 2008, the corporation recognized tax expense on continuing operations of $201 million, or an effective tax rate of 125.6%, compared to a tax benefit of $11 million in 2007, or an effective tax rate of (2.6%). The significant components impacting the corporation’s 2008 effective tax rate are as follows:

•    Goodwill Impairment – The corporation’s 2008 effective tax rate increased by 173.5% as a result of recognizing $790 million of non-deductible goodwill impairments, compared to $95 million of non-deductible goodwill impairments in 2007.

•    Remittance of Foreign Earnings – The corporation incurred a tax charge of $118 million related to the repatriation of earnings from certain foreign subsidiaries, compared to a $194 million tax charge in 2007. The 2008 charge increased the effective rate by 74.0%.

•    Finalization of Tax Reviews and Audits – A $96 million benefit in 2008 resulted from the resolution of tax audits and the expiration of statutes of limitations in France, Morocco, the Netherlands, the Philippines and various state and local jurisdictions. Of this amount, $40 million related to the resolution of tax audits and $56 million related to the expiration of statutes of limitations. In 2007, the corporation realized a $110 million tax benefit upon reducing its tax contingency reserves related to uncertain tax positions.

•    Receipt of Contingent Sales Proceeds – The corporation recognized a tax benefit of $46 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to a $42 million tax benefit in 2007.

•    Valuation Allowance – A $19 million benefit relates to the net reversal of valuation allowances, primarily on German deferred tax assets, compared to a $27 million tax charge in 2007. During 2008, the corporation determined that a valuation allowance was no longer necessary for certain German deferred tax assets as a result of revised profitability projections for its German operations. This benefit was partially offset by the establishment of valuation allowances for certain state deferred tax assets in which the corporation does not anticipate future realization. The corporation determined that a valuation allowance was necessary for deferred tax assets in certain state jurisdictions as a result of revised projections indicating insufficient taxable income of the appropriate character within the carryback and carryforward periods available under the respective tax statutes.

•    Foreign Earnings – The corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions that have lower tax rates also reduced the corporation’s tax expense during 2008, similar to 2007.

•    Sale of Capital Assets – In 2007, the corporation sold shares of a subsidiary resulting in a $169 million tax benefit. No comparable transaction occurred in 2008.

Income (Loss) from Continuing Operations and Diluted Earnings per Share (EPS) from Continuing Operations  Income from continuing operations in 2009 was $364 million, which was $405 million higher than 2008. The loss from continuing operations in 2008 was $41 million, which was $481 million lower than the $440 million of income reported in 2007.

Diluted EPS from continuing operations was income of $0.52 in 2009 versus a loss of $0.06 in 2008 and income of $0.59 in 2007. The diluted EPS from continuing operations in each succeeding year was favorably impacted by lower average shares outstanding as the corporation has been repurchasing shares of its common stock as part of an ongoing share repurchase program. The corporation repurchased 11 million shares, 20 million shares and 42 million shares of common stock during 2009, 2008 and 2007, respectively.

Sara Lee Corporation and Subsidiaries    23

Financial review

Discontinued Operations  The results of the corporation’s European Meats, Branded Apparel Americas/Asia and Mexican meats businesses have been classified as discontinued operations. There were no financial results attributable to discontinued operations in 2009. The following summarizes the results of the discontinued operations for 2008 and 2007:

In millions	2008	2007

Income (loss) from discontinued operations before income taxes	$(14)	$ 82
Income tax benefit (expense) on income from discontinued operations	–	(34)
Gain (loss) on disposition of discontinued operations	(23)	5
Income tax (expense) benefit on disposition of discontinued operations	(1)	11

Net income (loss) from discontinued operations	$(38)	$ 64

Income (loss) from Discontinued Operations before Income Taxes  The decline in income from operations before income taxes from 2007 to 2008 is primarily the result of the timing of the dispositions. The Mexican meats business was sold in March of 2008, while the European Meats business and Branded Apparel Americas/Asia businesses were disposed of in the early part of 2007. The operating results in 2008 also include a $15 million charge related to the settlement of a pension plan in the U.K. associated with the European Branded Apparel business. Further details regarding these charges can be found in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Gain (loss) on Sale of Discontinued Operations  The corporation completed the disposition of its Mexican meats business in March 2008 and recognized a pretax and after tax loss of $23 million and $24 million, respectively. In 2007, the corporation completed the disposition of the European Meats and Branded Apparel Americas/Asia businesses and completed certain postclosing adjustments related to the completed transactions and recognized a pretax and after tax gain of $5 million and $16 million, respectively. Further details regarding these transactions are included in Note 4 to the Consolidated Financial Statements, “Discontinued Operations.”

Consolidated Net Income and Diluted Earnings per Share (EPS)  Net income was $364 million in 2009 as compared to a net loss of $79 million reported in 2008. The increase in net income was due to a $538 million reduction in after tax impairment charges on a year-over-year basis. Diluted EPS was $0.52 in 2009 versus a net loss of $0.11 in 2008.

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

Beginning in fiscal 2009, the corporation implemented certain changes to its North American organization structure that primarily involved the transfers of (i) the frozen bakery and beverage (Senseo) operations from the North American Retail Bakery segment into the North American Retail Meats segment, and (ii) a small component of the Foodservice meats operation into the North American Retail Meats segment. As a result of this reorganization, the three North American segments have been renamed as follows – North American Retail (previously named North American Retail Meats), North American Fresh Bakery (previously North American Retail Bakery) and North American Foodservice (previously Foodservice). The changes did not impact the international segments and did not have a material impact on the segment assets of the North American operations. The corporation has revised the name of the Household and Body Care segment to International Household and Body Care. Segment information has been revised to be consistent with the new basis of presentation.

The corporation uses derivative financial instruments to manage its exposure to commodity prices. A commodity derivative not declared a hedge in accordance with the accounting rules is accounted for under mark-to-market accounting with changes in fair value recorded in the Consolidated Statements of Income. Prior to 2009, gains and losses on unrealized commodity derivatives accounted for under mark-to-market accounting were included in segment operating income. In 2009, the corporation now includes these unrealized mark-to-market gains and losses in general corporate expenses until such time that the exposure being hedged affects the earnings of the business segment. At that time, the cumulative gain or loss previously recorded in general corporate expenses for the derivative instrument will be reclassified into the business segment’s results. Segment information has been revised to be consistent with the new basis of presentation.

North American Retail   sells a variety of packaged meat and frozen bakery products to retail customers in North America. It also includes the Senseo retail coffee business in the U.S. Products include hot dogs and corn dogs, breakfast sausages, breakfast convenience items which include sandwiches and bowls, smoked

24    Sara Lee Corporation and Subsidiaries

and dinner sausages, premium deli and luncheon meats, bacon, cooked hams and frozen pies, cakes, cheesecakes and other desserts. The major brands include Hillshire Farm, Ball Park, Jimmy Dean, Sara Lee and State Fair.

North American Fresh Bakery  sells a wide variety of fresh bakery products to retail and institutional customers in North America including bread, buns, bagels, rolls, muffins, specialty bread and cakes. The major brands include Sara Lee, Earth Grains, Colonial, Rainbo, Holsum, IronKids, Mother’s, Sunbeam, Sun-Maid, San Luis Sourdough and Heiner’s, certain of which are used under licensing arrangements.

North American Foodservice  sells a variety of meat, bakery and beverage products to foodservice customers in North America including hot dogs and corn dogs, breakfast sausages and sandwiches, smoked and dinner sausages, premium deli and luncheon meats, bacon, cooked and dry hams, beef, turkey, bread, pastry, bagels, rolls, muffins, frozen pies, cakes, cheesecakes, roast & ground and liquid coffee, cappuccinos, lattes and hot and iced teas. The segment also sells refrigerated dough products to certain customers. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions and in the retail channel, sales are made to supermarkets and national chains.

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

International Household and Body Care  sells products in four primary categories: body care, air care, shoe care and insecticides. Body care consists of soaps, shampoos, bath and shower products, deodorants, shaving creams and toothpastes, which are sold primarily in Europe under brands such as Sanex, Duschdas, Radox, Monsavon and Zendium. Air care provides air fresheners under the Ambi Pur brand in Europe, Africa, Australia and certain Asian countries. Shoe care includes polishes, cleaners, wax and insoles primarily under the Kiwi brand in many countries around the world. Insecticides are sold primarily in Europe and Asia under brands such as Vapona, Catch, GoodKnight, Bloom and Ridsect.

The following is a summary of results by business segment:

In millions	2009	2008	2007

Net sales
North American Retail	$ 2,767	$ 2,613	$ 2,535
North American Fresh Bakery	2,200	2,028	1,856
North American Foodservice	2,092	2,186	2,165
International Beverage	3,041	3,215	2,617
International Bakery	790	929	799
International Household and Body Care	2,025	2,291	2,042

Total business segments	12,915	13,262	12,014
Intersegment sales	(34)	(50)	(31)

Net sales	$12,881	$13,212	$11,983

The following tables summarize the components of the percentage change in net sales as compared to the prior year.

Net Sales Bridge – Components of Change 2009 versus 2008

	Volume	Price/ Mix/ Other	Acquisi- tions/ Disposi- tions	Currency	Total

North American Retail	(2.0)%	7.9%	–%	–%	5.9%
North American Fresh Bakery	3.2	5.3	–	–	8.5
North American Foodservice	(4.2)	5.1	(4.9)	(0.3)	(4.3)
International Beverage	(2.8)	5.3	1.2	(9.1)	(5.4)
International Bakery	(11.6)	5.1	(1.3)	(7.1)	(14.9)
International Household and Body Care	(3.2)	1.2	–	(9.6)	(11.6)

Total business segments	(2.5)%	5.2%	(0.6)%	(4.6)%	(2.5)%

Sara Lee Corporation and Subsidiaries    25

Financial review

Net Sales Bridge – Components of Change 2008 versus 2007

	Volume	Price/ Mix/ Other	Acquisi- tions/ Disposi- tions	Currency	Total

North American Retail	2.8%	0.3%	–%	–%	3.1%
North American Fresh Bakery	1.1	8.2	–	–	9.3
North American Foodservice	(3.9)	4.7	–	0.2	1.0
International Beverage	1.5	7.1	–	14.3	22.9
International Bakery	0.3	2.7	–	13.1	16.1
International Household and Body Care	4.6	(2.4)	0.1	9.9	12.2

Total business segments	1.2%	3.4%	–%	5.7%	10.3%

Operating segment income and total income from continuing operations for 2009, 2008 and 2007 are as follows:

In millions	2009	2008	2007

Income from continuing operations before income taxes
North American Retail	$ 260	$ 155	$ 80
North American Fresh Bakery	33	60	14
North American Foodservice	54	(302)	135
International Beverage	488	547	317
International Bakery	(193)	(346)	38
International Household and Body Care	242	315	272

Total operating segment income	884	429	856
Amortization of intangibles	(65)	(67)	(64)
General corporate expenses
Other	(238)	(254)	(352)
Mark-to-market derivative gains/(losses)	(18)	22	2
Contingent sale proceeds	150	130	120

Total operating income	713	260	562
Interest expense, net	(125)	(100)	(133)

Income from continuing operations before income taxes	$ 588	$ 160	$ 429

A discussion of each business segment’s sales and operating segment income is presented on the following pages.

The change in unit volumes for each business segment excludes the impact of acquisitions and dispositions, if any.

The amortization of intangibles in the preceding table relates to trademarks and customer relationships. It does not include software amortization, a portion of which is recognized in the earnings of the segments and a portion is recognized as part of general corporate expenses.

Total general corporate expenses, which are not allocated to the individual business segments, were $256 million in 2009, an increase of $24 million over the prior year. This increase was driven by the year-over-year change in mark-to-market derivative gains/(losses). In 2009, there were $18 million of unrealized mark-to-market losses incurred on commodity derivative contracts, primarily related to energy, versus unrealized gains on commodity derivatives of $22 million in 2008. Other general corporate expenses decreased $16 million versus the prior year due to lower pension costs and favorable foreign currency transactions partially offset by increased professional fees for consulting and special project work. General corporate expenses were also favorably impacted by approximately $22 million related to certain nonrecurring items – primarily a non-income related foreign tax refund and a reduction in contingent lease accruals.

In 2008, total general corporate expenses of $232 million were $118 million lower than 2007 due to lower transformation related costs, a reduction in pension and other benefit plan expenses, the non-recurrence of costs associated with the corporation’s hedging program and a $20 million increase in unrealized mark-to-market gains on commodity derivatives.

The impact of the costs related to exit activities and asset and business dispositions, transformation and Project Accelerate costs and impairment charges on the corporation’s business segments and general corporate expenses are summarized as follows:

In millions	2009	2008	2007
North American Retail	$ –	$ 34	$118
North American Fresh Bakery	37	3	42
North American Foodservice	106	436	11
International Beverage	32	15	139
International Bakery	245	409	18
International Household and Body Care	10	7	17
Impact on the business segments	430	904	345
General corporate expenses	31	37	72
Impact on income from continuing operations before income taxes	$461	$941	$417

The most significant charges in the above table relate to impairment charges. In 2009, impairment charges of $107 million and $207 million were recognized in North American Foodservice and International Bakery, respectively. In 2008, impairment charges of $431 million and $400 million were recognized in North American Foodservice and International Bakery, respectively. In 2007, an impairment charge of $118 million was recognized in International Beverage. Additional information regarding the amount and nature of the above charges is provided in the individual business segment discussions that follow.

26    Sara Lee Corporation and Subsidiaries

North American Retail Meats

In millions	2009	2008	Dollar Change	Percent Change	2008	2007	Dollar Change	Percent Change

Net sales	$2,767	$2,613	$154	5.9%	$2,613	$2,535	$ 78	3.1%

Operating segment income	$ 260	$ 155	$105	67.9%	$ 155	$ 80	$ 75	94.4%

Increase/(decrease) in operating segment income from
Exit activities, asset and business dispositions	$ –	$ (13)	$ 13		$ (13)	$ (38)	$ 25
Transformation/Accelerate charges	–	(1)	1		(1)	(18)	17
Impairment charge	–	(20)	20		(20)	(34)	14
Accelerated depreciation	–	–	–		–	(28)	28

Total	$ –	$ (34)	$ 34		$ (34)	$ (118)	$ 84

Gross margin %	28.9%	28.5%		0.4%	28.5%	27.8%		0.7%

2009 versus 2008  Net sales increased by $154 million, or 5.9%. The increase in net sales was driven by pricing actions to offset higher commodity and other raw material costs, which increased net sales by approximately 6%, as well as an improved sales mix. The improved sales mix related to a shift to higher-priced branded products within the hot dogs, breakfast sausage and deli categories as well as the introduction of new value-added products. These improvements were partially offset by the negative impact of the exit of the kosher meat business, the phasing out of the commodity meats business and a decline in unit volumes. Unit volumes declined 2.0%, as volume growth in breakfast sausage, sliced meats, hot dogs, corn dogs, and smoked sausage were offset by declines in retail deli meat and frozen bakery products driven in part by planned SKU rationalization and other margin improvement initiatives. Unit volume declines were also the result of the continuing planned exit of the commodity meats business.

Operating segment income increased by $105 million, or 67.9%. The net impact of the change in exit activities, asset and business dispositions, transformation/Accelerate charges and impairment charges increased operating segment income by $34 million, or 30.2%. The remaining operating segment income increase of $71 million, or 37.7%, was due to the favorable impact of pricing actions; savings from continuous improvement programs; and an improved product mix; which were partially offset by higher commodity, labor and fuel costs and lower unit volumes.

2008 versus 2007  Net sales in 2008 increased by $78 million, or 3.1%, due to an increase in unit volumes and positive pricing actions to offset higher commodity and other raw material costs. These increases were partially offset by a significant decline in the net sales of non-retail commodity meats, due to an unfavorable shift in sales mix. Unit volumes increased 2.8% with increases in branded frozen bakery products, retail branded and deli meat products, and non-retail commodity meat products. The increased unit volumes in the retail branded meats category were driven by growth in hot dogs, cooked breakfast sausages, sandwiches and sliced luncheon meats. Unit volumes were also impacted by the shutdown in 2007 of a pork slaughtering and meat production facility that supplied products to both the retail and commodity categories. For non-retail meat commodities, exiting the production facility had the impact of increasing unit volumes as whole hogs are now being sold to another meat processor but an unfavorable impact on net sales due to a lower unit sales price.

Operating segment income increased by $75 million, or 94.4%, in 2008. The net impact of the change in exit activities, asset and business dispositions, transformation charges, impairment charges and accelerated depreciation increased operating segment income by $84 million, or 99.2%. The remaining operating segment income decrease of $9 million, or 4.8%, was the result of higher commodity, labor, fuel and other manufacturing costs partially offset by the volume improvements in core product categories, an improved product mix, savings from continuous improvement programs and pricing actions.

Sara Lee Corporation and Subsidiaries    27

Financial review

North American Fresh Bakery

In millions	2009	2008	Dollar Change	Percent Change	2008	2007	Dollar Change	Percent Change

Net sales	$2,200	$2,028	$172	8.5%	$2,028	$1,856	$172	9.3%

Operating segment income	$ 33	$ 60	$ (27)	(45.5)%	$ 60	$ 14	$ 46	NM

Increase/(decrease) in operating segment income from
Exit activities, asset and business dispositions	$ (5)	$ (3)	$ (2)		$ (3)	$ (4)	$ 1
Transformation/Accelerate charges	(1)	–	(1)		–	(20)	20
Impairment charge	–	–	–		–	(16)	16
Pension partial withdrawal liability charge	(31)	–	(31)		–	–	–
Accelerated depreciation	–	–	–		–	(2)	2

Total	$ (37)	$ (3)	$ (34)		$ (3)	$ (42)	$ 39

Gross margin %	45.3%	47.2%		(1.9)%	47.2%	47.5%		(0.3)%

2009 versus 2008  Net sales increased by $172 million, or 8.5%. The increase in net sales was primarily attributable to positive pricing actions to cover higher wheat and other input costs, which increased net sales by approximately 6%, and an increase in unit volumes. Unit volumes increased 3.2% due to higher unit volumes for both branded and non-branded fresh bakery products. The increase in branded products was due in part to increased promotional activity. The increase in non-branded unit volumes was due to a net gain in new private label customers versus the prior year and an increasing shift to private label due to the weak economic conditions partially offset by a decline in sales to restaurant and institutional customers.

Operating segment income decreased by $27 million, or 45.5%. Operating segment income was negatively impacted by a $31 million charge to recognize a partial withdrawal liability related to a multi-employer pension plan as well as an increase in exit activities and transformation/Accelerate charges. The remaining operating segment income increase of $7 million, or 10.8%, was attributable to the benefit of price increases, unit volume gains, and savings from continuous improvement programs. These increases were partially offset by higher costs for key ingredients and wages; an unfavorable sales mix shift to lower margin private label products; higher SG&A costs driven by higher sales commissions, and higher labor, other employee benefits and administrative costs; and the negative impact of nonrecurring gains from the early termination of certain commodity contracts in the prior year.

2008 versus 2007  Net sales increased $172 million, or 9.3% over 2007. The increase in net sales was attributable to positive pricing actions to cover higher commodity costs and higher unit volumes. Net unit volumes increased 1.1% due to an increase in unit volumes for both branded and non-branded fresh bakery products. Net sales of Sara Lee branded products increased 19% versus the prior year.

Operating segment income increased by $46 million in 2008. The net impact of the change in exit activities, asset and business dispositions, transformation charges, impairment charges and accelerated depreciation increased operating segment income by $39 million. The remaining operating segment income increase of $7 million, or 13.6%, was due to the benefits of price increases, nonrecurring gains from the early termination of certain commodity contracts and savings from continuous improvement programs. These benefits were offset somewhat by higher costs for key ingredients and wages, and higher SG&A costs driven primarily by labor, fuel, and selling expenses.

28    Sara Lee Corporation and Subsidiaries

North American Foodservice

In millions	2009	2008	Dollar Change	Percent Change	2008	2007	Dollar Change	Percent Change

Net sales	$2,092	$2,186	$ (94)	(4.3)%	$2,186	$2,165	$ 21	1.0%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$5	$ (5)		$–	$(4)	$ 4
Dispositions	–	108	(108)		–	–	–

Total	$–	$113	$(113)		$–	$(4)	$ 4

Operating segment income (loss)	$54	$(302)	$ 356	NM	$(302)	$135	$(437)	NM

Increase/(decrease) in operating segment income (loss) from
Exit activities, asset and business dispositions	$1	$(5)	$ 6		$(5)	$(7)	$ 2
Transformation/Accelerate charges	–	–	–		–	(3)	3
Impairment charge	(107)	(431)	324		(431)	–	(431)
Disposition	–	2	(2)		–	–	–
Accelerated depreciation	–	–	–		–	(1)	1

Total	$(106)	$(434)	$ 328		$(436)	$(11)	$(425)

Gross margin %	25.5%	25.0%		0.5%	25.0%	26.4%		(1.4)%

2009 versus 2008 Net sales decreased by $94 million, or 4.3%. Changes in foreign currency, primarily the Canadian dollar, decreased net sales by $5 million. Dispositions after the start of 2008 reduced net sales by $108 million. The remaining net sales increase of $19 million, or 0.9% was due to higher product pricing to cover the increase in key raw material costs across all categories. The positive pricing actions increased sales by approximately 5%. These increases were partially offset by unit volume declines for beverage, meat and bakery products. Overall net unit volumes decreased 4.2%. The decline in beverage volumes was driven by softness in traditional roast and ground and other coffee products due to competitive and economic pressures, while the decline in meat volumes was driven in part by the planned exit of certain lower margin business as well as demand softness. A slight decline in volumes for bakery products was driven by volume softness in foodservice pizza dough offset by growth in refrigerated dough and frozen bakery products.

Operating segment income increased by $356 million due to a $324 million reduction in impairment charges. A $107 million impairment charge related to goodwill associated with the beverage business was recorded in the current year and a $431 million impairment charge related to goodwill and fixed assets in the foodservice bakery and beverage businesses was recorded in the prior year. The net impact of the change in exit activities, asset and business dispositions increased operating segment income by $6 million. Dispositions after the start of 2008 reduced operating segment income by $2 million. The remaining operating segment income increase of $28 million, or 21.2% was due to the favorable impact of pricing actions, continuous improvement savings and lower SG&A costs, which were only partially offset by higher commodity and labor costs and lower unit volumes.

2008 versus 2007 Net sales increased $21 million, or 1.0% over 2007. Changes in foreign currency exchange rates, primarily the Canadian dollar, increased net sales by $4 million, or 0.2%. The remaining net sales increase of $17 million, or 0.8%, was due to selected price increases to cover higher commodity costs and an improved product mix related to beverage products partially offset by a 3.9% decline in unit volumes. Net unit volumes decreased as a result of volume declines for meat and beverage products partially offset by higher volumes for private label bakery products. The volume declines were due in part to the planned exit of certain low-margin meats, sauces and dressing products, and overall volume softness due to competitive and economic pressures.

Operating segment income decreased by $437 million versus the prior year. The net change in exit activities, asset and business dispositions, transformation charges, impairment charges and depreciation decreased operating segment income by $425 million. This change included $431 million of impairment charges related to goodwill and fixed assets in the foodservice bakery and beverage businesses. The remaining operating segment income decline of $12 million, or 9.2%, was due to higher commodity and overhead costs as well as lower unit volumes, partially offset by pricing actions, and savings from continuous improvement initiatives.

Sara Lee Corporation and Subsidiaries    29

Financial review

International Beverage

In millions	2009	2008	Dollar Change	Percent Change	2008	2007	Dollar Change	Percent Change

Net sales	$3,041	$3,215	$(174)	(5.4)%	$3,215	$2,617	$598	22.9%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$ –	$ 284	$(284)		$ –	$ (347)	$347
Acquisitions/dispositions	45	8	37		–	2	(2)

Total	$ 45	$ 292	$(247)		$ –	$ (345)	$345

Operating segment income	$ 488	$ 547	$ (59)	(10.8)%	$ 547	$ 317	$230	72.8%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$ –	$ 40	$ (40)		$ –	$ (59)	$ 59
Exit activities, asset and business dispositions	(50)	(4)	(46)		(4)	(12)	8
Transformation/Accelerate charges	(8)	(10)	2		(10)	(8)	(2)
Curtailment gain	12	–	12		–	–	–
Impairment charge	–	–	–		–	(118)	118
Accelerated depreciation	–	(1)	1		(1)	(1)	–
Gain on property disposition	14	–	14		–	–	–
Acquisitions/dispositions	2	–	2		–	–	–

Total	$ (30)	$ 25	$ (55)		$ (15)	$ (198)	$183

Gross margin %	40.0%	41.4%		(1.4)%	41.4%	43.0%		(1.6)%

2009 versus 2008  Net sales decreased by $174 million, or 5.4%. The impact of foreign currency changes, particularly in the European euro, Brazilian real, Australian dollar, and British pound, decreased reported net sales by $284 million, or 9.1%. Acquisitions net of dispositions after the start of 2008 increased sales by $37 million, or 1.2%. The remaining increase in net sales of $73 million, or 2.5% resulted from price increases to offset higher commodity costs, a favorable sales mix shift, and increased green coffee export sales in Brazil, which were partially offset by lower unit volumes. Pricing actions represented approximately 2% of the overall increase in net sales. Unit volumes decreased 2.8% due to declines in the retail channel in both Europe and Brazil. Retail volumes in Europe decreased due to volume declines in traditional roast and ground due in part to competitive pressures from private label and hard discounters as well as the weak economic conditions throughout Europe, partially offset by growth in single serve coffee in France and Germany. Unit volumes declined in Brazil due in part to price increases. Unit volumes in the foodservice channel decreased slightly due in part to a decline in liquid coffee concentrates.

Operating segment income decreased by $59 million, or 10.8%. Changes in foreign currency exchange rates decreased operating segment income by $40 million, or 7.2%. The net impact of the change in exit activities, asset and business dispositions, transformation/Accelerate charges, and accelerated depreciation decreased operating segment income by $43 million. Operating results were favorably impacted by a $12 million curtailment gain related to postretirement benefit plan changes and a $14 million gain on the disposition of property. Acquisitions made after the start of 2008, increased operating segment income by $2 million. The remaining operating segment income decrease of $4 million, or 0.7% was due to the impact of higher green coffee costs, the decline in unit volumes and higher manufacturing costs, partially offset by pricing actions, a favorable shift in sales mix, and the benefits of continuous improvement programs.

2008 versus 2007  Net sales increased by $598 million, or 22.9%. The impact of changes in foreign currency exchange rates, particularly in the European euro and Brazilian real, increased reported net sales by $347 million, or 14.3%, while a disposition decreased sales by $2 million. The remaining net sales increase of $253 million, or 8.6%, was due to the impact of pricing actions, a favorable sales mix into higher priced single serve products and concentrates, and an increase in unit volumes. Net unit volumes increased 1.5% with increases in both the retail and foodservice sectors. In the retail channel, volume growth was driven by increases in single-serve products, especially in France and the Netherlands, and in instant coffees. Unit volume growth in the foodservice channel was driven by increased sales of liquid coffee concentrates.

Operating segment income increased by $230 million, or 72.8%. Changes in foreign currency exchange rates increased operating segment income by $59 million, or 14.2%. The net impact of the change in exit activities, asset and business dispositions, transformation charges, depreciation and impairment charges increased operating segment income by $124 million, or 49.4%. The remaining operating segment income increase of $47 million, or 9.2%, was due to the favorable impact of price increases, higher unit volumes and the benefits of continuous improvement programs, which were partially offset by higher green coffee and packaging costs and an increase in SG&A costs due to higher labor costs to support general growth in the business.

30    Sara Lee Corporation and Subsidiaries

International Bakery

In millions	2009	2008	Dollar Change	Percent Change	2008	2007	Dollar Change	Percent Change

Net sales	$ 790	$ 929	$(139)	(14.9)%	$ 929	$ 799	$ 130	16.1%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$ –	$ 70	$ (70)		$ –	$(102)	$ 102
Disposition	–	14	(14)		–	–	–

Total	$ –	$ 84	$ (84)		$ –	$(102)	$ 102

Operating segment income (loss)	$(193)	$(346)	$ 153	44.1%	$(346)	$ 38	$(384)	NM

Increase/(decrease) in operating segment income (loss) from
Changes in foreign currency exchange rates	$ –	$ 4	$ (4)		$ –	$ (7)	$ 7
Exit activities, asset and business dispositions	(37)	(7)	(30)		(7)	(14)	7
Transformation/Accelerate charges	(1)	(2)	1		(2)	(4)	2
Impairment charge	(207)	(400)	193		(400)	–	(400)
Disposition	–	(1)	1		–	–	–

Total	$(245)	$(406)	$ 161		$(409)	$ (25)	$(384)

Gross margin %	37.7%	37.6%		0.1%	37.6%	40.0%		(2.4)%

2009 versus 2008  Net sales decreased by $139 million, or 14.9%. The impact of foreign currency changes, particularly in the European euro and the Australian dollar, decreased reported net sales by $70 million, or 7.1%. A disposition subsequent to the start of 2008 reduced net sales by $14 million, or 1.3%. The remaining net sales decrease of $55 million, or 6.5%, was the result of unit volume declines. The impact of unit volume declines were only partially offset by price increases in response to higher commodity costs, which increased net sales by approximately 6%. Net unit volumes decreased 11.6% due to a decline in fresh bread volumes in Spain as a result of lower branded sales, due in part to economic and competitive pressures, as well as the loss of some private label contracts; a decrease in refrigerated dough volumes in Europe due to lower export sales; and a small volume decline in Australia due in part to the planned exit of certain lower margin business.

Operating segment income increased by $153 million, or 44.1% due to a $193 million reduction in impairment charges. An impairment charge of $207 million was recorded in 2009 as compared to an impairment charge of $400 million in 2008. The net change in exit activities, asset and business dispositions and transformation/ Accelerate charges decreased operating segment income by $29 million, while a disposition subsequent to the start of 2008 increased operating segment income by $1 million. Changes in foreign currency rates decreased operating segment income by $4 million, or 5.5%. The remaining decrease in operating segment income was $8 million, or 13.9%, as the impact of lower unit volumes, higher costs associated with key raw materials, and an unfavorable sales mix shift were only partially offset by price increases, continuous improvement savings and lower SG&A costs due to cost control efforts.

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

Sara Lee Corporation and Subsidiaries    31

Financial review

International Household and Body Care

In millions	2009	2008	Dollar Change	Percent Change	2008	2007	Dollar Change	Percent Change

Net sales	$2,025	$2,291	$(266)	(11.6)%	$2,291	$2,042	$249	12.2%

Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$ –	$ 226	$(226)		$ –	$ (197)	$197
Acquisition/dispositions	–	–	–		2	–	2

Total	$ –	$ 226	$(226)		$ 2	$ (197)	$199

Operating segment income	$ 242	$ 315	$ (73)	(23.1)%	$ 315	$ 272	$ 43	15.7%

Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$ –	$ 34	$ (34)		$ –	$ (24)	$ 24
Exit activities, asset and business dispositions	(11)	1	(12)		1	–	1
Transformation/Accelerate charges	(4)	(8)	4		(8)	(13)	5
Impairment charge	–	–	–		–	(4)	4
Curtailment gain	5	–	5		–	–	–
Acquisition	–	–	–		(1)	–	(1)

Total	$ (10)	$ 27	$ (37)		$ (8)	$ (41)	$ 33

Gross margin %	47.0%	49.4%		(2.4)%	49.4%	49.8%		(0.4)%

2009 versus 2008  Net sales decreased by $266 million, or 11.6%. The impact of changes in foreign currency exchange rates, particularly the British pound, European euro and Indian rupee, decreased reported net sales by $226 million, or 9.6%. The remaining net sales decrease of $40 million, or 2.0%, was primarily due to a decline in unit volumes partially offset by the favorable impact of price increases. Pricing actions increased net sales by approximately 1%. Unit volumes decreased 3.2% for the four core categories: shoe care, body care, air care and insecticides. The unit volume decline was the result of lower volumes for air care products due to weakness in Western Europe and the U.K. as a result of competitive pressures and a deteriorating economic environment, as well as, volume declines for shoe care products, due to weakness in the U.S. and Russia. These volume declines were partially offset by an increase in unit volumes for body care products, driven by growth in both deodorant and bath and shower products. Insecticides volumes were virtually flat as volume growth in Asia was offset by declines in Russia and Western Europe.

Operating segment income decreased $73 million, or 23.1%. Changes in foreign currency exchange rates decreased operating segment income by $34 million, or 9.2%. The net change in exit activities, asset and business dispositions and transformation/Accelerate charges decreased operating segment income by $8 million. Operating results were favorably impacted by a $5 million curtailment gain related to postretirement benefit plan changes. The remaining operating segment income decrease of $36 million, or 12.7%, was due to lower unit volumes and higher raw material and manufacturing costs, which were partially offset by lower media advertising and promotion expense and savings from continuous improvement initiatives.

2008 versus 2007  Net sales increased $249 million, or 12.2%. The impact of changes in foreign currency exchange rates increased reported net sales by $197 million, or 9.9%, primarily due to the strengthening of the European euro, Indian rupee, Danish krone and the British pound. The 2008 net sales includes $2 million from an acquisition made after the start of 2007, which increased net sales by 0.1%. The remaining net sales increase of $50 million, or 2.2%, was due to higher unit volumes, partially offset by increased trade promotions related to new product launches and competitive market pressures. Unit volumes for the four core categories – shoe care, body care, air care and insecticides – increased 4.6%, primarily as a result of increased volumes in body care products driven by promotional activities and air care products due to the continuing success of new products, partially offset by a decline in insecticide volumes due to unfavorable weather conditions in Europe.

Operating segment income increased $43 million, or 15.7%. Changes in foreign currency exchange rates increased operating segment income by $24 million, or 8.9%. The net change in exit activities, asset and business dispositions, transformation charges and an impairment charge increased operating segment income by $10 million, or 3.8%. The 2008 results include $1 million of losses from an acquisition made after the start of 2007. The remaining operating segment income increase of $10 million, or 3.3%, was due to the higher unit volumes and savings from continuous improvement initiatives, partially offset by an increase in trade promotions, higher SG&A costs due to higher labor costs, an $8 million charge for legal matters and higher commodity and packaging costs.

32    Sara Lee Corporation and Subsidiaries

Financial Condition

The corporation’s cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had a significant impact on the cash flows from operating, investing and financing activities in 2007.

Cash from Operating Activities  The total cash generated from operating activities was $900 million in 2009, $606 million in 2008 and $492 million in 2007.

The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

	2009	2008	2007

Cash from operating activities
Continuing operations	$900	$596	$404
Discontinued operations	–	10	88

Total	$900	$606	$492

The increase in cash from operating activities of $294 million in 2009 was due to a $451 improvement in the cash used to fund working capital needs. In 2009, $119 million of cash was generated from lower working capital levels as opposed to $332 million of cash used in the prior year to fund working capital needs. The year-over-year improvements were in accounts receivable, inventories, accrued liabilities as well as a reduction in cash tax payments, partially offset by an increase in cash used for accounts payable. The overall improvement in working capital was due in part to a strong focus on minimizing working capital levels. The benefits generated from lower working capital levels were partially offset by a $131 million increase in cash contributions to pension plans as compared to the prior year.

The increase in cash from operating activities of $114 million in 2008 was due to an increase in earnings, after adjusting for the non-cash impairment and other charges and a $22 million decrease in cash used to fund working capital requirements. The primary changes in working capital which impacted cash flow from operations in 2008 were a $143 million decline in accrued liabilities due to cash expenditures exceeding expenses for various operating expenses; a $117 million increase in inventories and a $92 million increase in accounts receivable during the year due in part to the general growth in the business, as well as higher commodity costs with respect to inventories; and a $18 million increase in accrued taxes as a result of a tax provision of $468 million which was partially offset by $459 million of cash tax payments.

Cash from Investment Activities  Cash used in investment activities was $286 million in 2009 and $196 million in 2008, while $568 million was received from investment activities in 2007.

Net cash (used in) received from investment activities is split between continuing and discontinued operations as follows:

	2009	2008	2007

Cash from (used in) investment activities
Continuing operations	$(286)	$(188)	$615
Discontinued operations	–	(8)	(47)

Total	$(286)	$(196)	$568

The corporation spent $379 million, $515 million and $631 million for the purchase of property, equipment, computer software and intangibles in 2009, 2008 and 2007, respectively. The higher level of spending in 2007 was due in part to an increase in expenditures for certain information technology assets and for certain costs for the corporation’s new headquarters facility in Downers Grove, Illinois and other facilities that are being used to centralize management. The corporation expects capital expenditures for property and equipment to be approximately $450 to $475 million in 2010, an increase over 2009 due to an increase in projected expenditures related to information technology assets and expanded plant capacity in North American Retail.

In 2009, $138 million of cash was used for derivative transactions, as compared to $96 million of cash received from derivative transactions in 2008. The increase in cash used related to these derivative transactions was due in part to an increase in the number of mark-to-market derivative transactions and an increase in cash paid on the settlement of foreign exchange contracts, the majority of which were related to hedges of foreign currency balance sheet exposures. In 2007, $25 million of cash was used in derivative transactions.

In 2009, the corporation expended $10 million as part of the consideration paid for the acquisition of a coffee business in Brazil. In 2008 and 2007, the corporation did not expend any funds to make any business acquisitions.

A significant amount of cash was received from the disposition of businesses and assets as well as the cash received from the collection of loans receivable related to prior business dispositions. In total, $241 million, $223 million and $1,224 million were received in 2009, 2008 and 2007, respectively.

Sara Lee Corporation and Subsidiaries    33

Financial review

During 2009, the corporation completed the disposition of its DSD foodservice operations and received $42 million. It also received 95 million euros or $150 million in contingent proceeds from the previous sale of the corporation’s tobacco product line. The increase versus the prior year was due to a change in foreign currency exchange rates.

During 2008, the corporation completed the disposition of its meat operations in Mexico and received $55 million. It also received 95 million euros or $130 million in contingent proceeds from the previous sale of the corporation’s tobacco product line. The increase versus the prior year was due to a change in foreign currency exchange rates.

During 2007, the corporation completed the disposition of Hanesbrands and the European Meats businesses. The net assets of businesses disposed of included certain intercompany loans payable which were paid shortly after the businesses were disposed of. The corporation received $688 million of cash in total from the settlement of these notes receivable - $450 million of cash received was related to the Hanesbrands disposition and $238 million was related to the European Meats disposition. The corporation also received $346 million in proceeds primarily related to the disposition of the European Meats business and received 95 million euros or $120 million in contingent proceeds from the sale of the corporation’s tobacco product line.

Cash from Financing Activities  The total cash used in financing activities was $767 million in 2009, $1,811 million in 2008 and $913 million in 2007. The net cash (used in) received from financing activities is split between continuing and discontinued operations as follows:

	2009	2008	2007

Cash from (used in) financing activities
Continuing operations	$(767)	$(1,806)	$(857)
Discontinued operations	–	(5)	(56)

Total	$(767)	$(1,811)	$(913)

Significant items impacting the cash used in financing activities are discussed below.

Purchases of Common Stock  The corporation expended $103 million to repurchase shares of its common stock in 2009 versus $315 million in 2008 and $686 million in 2007. An ongoing share repurchase program is in place that allows the repurchase of the corporation’s common stock at times management deems appropriate, given current market valuations. During 2009, the corporation repurchased 11.4 million shares of its common stock. At June 27, 2009, the corporation had approximately 13.5 million shares remaining on its existing share authorization. The corporation has not determined the amount of share buybacks, if any, that will be made during 2010. The corporation will continue to look at any future share buybacks opportunistically, balancing our share price with the state of the financial markets and other factors.

Other Borrowings  The corporation had net repayments of other debt of $102 million during 2009 and $1,456 million during 2008. During 2007, the corporation had net borrowings of long-term debt of $2,479 million. As noted below, prior to its 2007 spin off, Hanesbrands borrowed $2,558 million, which is included in the $2,479 million of net borrowings in 2007. The corporation has utilized a combination of cash on hand, short-term borrowings and new borrowings of long-term debt to repay maturing long-term debt. The long-term debt maturing during 2009 was repaid using cash on hand and a new 2-year financing arrangement for 285 million euros at EURIBOR plus 1.75% that was entered into in January 2009.

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

Short-Term Borrowings  The corporation had net short-term repayments of $261 million in 2009 and $1,720 million in 2007 versus short-term borrowings of $251 million during 2008. In 2009 and 2007, the corporation utilized a combination of cash on hand and the proceeds from the borrowing of long-term debt noted above to fund the repayments.

34    Sara Lee Corporation and Subsidiaries

Cash Dividends  Dividends paid during 2009 were $302 million as compared to $296 million in 2008 and $374 million in 2007. The decline in dividends paid from 2007 to 2009 is due to a lower number of shares outstanding due to the impact of the share repurchase program. The annual dividend rate in 2009 was $0.44 per share.

Liquidity

Notes Payable  Notes payable decreased from $280 million in 2008 to $20 million in 2009 as the corporation utilized cash generated from operating activities and cash on hand to repay a significant portion of the notes payable. At the end of 2009, the corporation had cash and cash equivalents on the balance sheet of $959 million, which was $325 million lower than the balance at June 28, 2008. As noted above, the decline in cash was due in part to the use of cash to repay debt, repurchase stock and pay dividends as well as the $172 million negative impact of changes in foreign currency exchange rates, as a large portion of the cash is denominated in euros. Despite the recent liquidity issues in the global credit markets, the corporation has been able to continue using the commercial paper market to fund short-term borrowing needs.

Debt  The corporation’s total long-term debt decreased $108 million in 2009, to $2,800 million at June 27, 2009. Long-term debt maturing during 2009 was repaid using cash on hand and a new 2-year financing arrangement for 285 million euros at EURIBOR plus 1.75% that was entered into in January 2009. The corporation’s total remaining long-term debt of $2,800 million is due to be repaid as follows: $55 million in 2010, $425 million in 2011, $1,164 million in 2012, $528 million in 2013, $25 million in 2014 and $603 million thereafter. Of the amounts that are due to be repaid in 2010, approximately $25 million matures in the first quarter and the remainder matures throughout the year. Debt obligations due to mature in the next year are expected to be satisfied with cash on hand, cash from operating activities or with additional borrowings.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 70.3% fixed-rate debt as of June 27, 2009, as compared with 66.2% as of June 28, 2008. The increase in fixed-rate debt at the end of 2009 versus the end of 2008 is due to the repayment of long-term variable rate debt during the period. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Pension Plans  As shown in Note 19 to the Consolidated Financial Statements, titled “Defined Benefit Pension Plans,” the funded status of the corporation’s defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The underfunded status of the plans is $466 million at the end of fiscal 2009 as compared to $321 million at the end of fiscal 2008.

The corporation expects to contribute approximately $180 million of cash to its pension plans in 2010 as compared to $306 million in 2009, $175 million in 2008 and $191 million in 2007. The 2010 contributions are for pension plans of continuing operations and pension plans where the corporation has agreed to retain the pension liability after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. As a result, the actual funding in 2010 may be materially different from the estimate.

During 2006, the corporation entered into an agreement with the plan trustee to fully fund certain U.K. pension obligations by 2015. The anticipated 2010 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Under the terms of this agreement, the corporation will make annual pension contributions of 32 million British pounds to the U.K. plans through 2015. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with local funding standards. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than all three of the following ratings, the annual pension funding of these U.K. plans will increase by 20%: Standard & Poor’s minimum credit rating of “BBB-,” Moody’s Investors Service minimum credit rating of “Baa3” and FitchRatings minimum credit rating of “BBB-.” The corporation’s credit ratings are currently above these levels and are discussed below in this Liquidity section.

The corporation participates in various multi-employer pension plans that provide retirement benefits to certain employees covered by collective bargaining agreements (MEPP). MEPPs are managed by trustee boards comprised of participating employer and labor union representatives, and participating employers are jointly responsible for any plan underfunding. The corporation’s MEPP contributions are established by the applicable collective bargaining agreements; however, our required contributions may increase based on the funded status of the plan and the provisions of the Pension Protection Act,

Sara Lee Corporation and Subsidiaries    35

Financial review

which requires substantially underfunded MEPPs to implement rehabilitation plans to improve funded status. Factors that could impact the funded status of a MEPP include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions. In addition to regular scheduled contributions, the corporation could be obligated to make additional contributions (known as a complete or partial withdrawal liability) if a MEPP has unfunded vested benefits. These complete or partial withdrawal liabilities would be triggered if the corporation ceases to make contributions to that MEPP, either completely or with respect to only one or more collective bargaining units. The withdrawal liability would equal the corporation’s proportionate share of the unfunded vested benefits, based on the year in which the withdrawal liability is triggered. The corporation believes that certain of the MEPPs in which we participate have unfunded vested benefits. Due to uncertainty regarding future factors that could trigger withdrawal liability, such as the corporation’s decision to close a plant or the dissolution of a collective bargaining unit, we are unable to determine the amount and timing of the corporation’s future withdrawal liability, if any, or whether the corporation’s participation in these MEPPs could have any material adverse impact on its financial condition, results of operations or liquidity. The corporation’s regular scheduled contributions to MEPPs totaled $49 million in 2009, $48 million in 2008 and $47 million in 2007. The corporation incurred withdrawal liabilities of approximately $31 million in 2009, and immaterial amounts in 2008 and 2007.

Repatriation of Foreign Earnings and Income Taxes  Since 2006, the corporation has adopted a policy of repatriating a higher level of foreign sourced earnings to partially fund U.S. cash requirements. The Hanesbrands business that was spun off in 2007 historically generated a significant amount of cash from operations within the U.S., which was used to service debt payments, dividends and other domestic capital requirements. As a result of the spin off of Hanesbrands and the disposition of a number of significant European operations, the corporation has repatriated a portion of earnings annually since 2006 and will likely continue to do so in the future. This policy will increase the corporation’s income tax rate and increase cash income taxes paid. In its determination of which foreign earnings are permanently reinvested in its foreign operations, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of its foreign subsidiaries, and the tax consequences of remitting the foreign earnings to the U.S. The repatriation of foreign sourced earnings is not the only source of liquidity for the corporation. In addition to cash flow derived from operations, the corporation has access to the commercial paper market, a $1.85 billion revolving credit facility, and access to public and private debt markets as a means to generate liquidity sufficient to meet its U.S. cash flow needs.

The tax costs associated with the anticipated repatriation of foreign earnings are recognized as the amounts are earned. However, the corporation pays the tax liability upon completing the repatriation action.

During 2009, the corporation repatriated $1.0 billion of foreign accumulated earnings to the U.S. The taxes paid on the $1.0 billion dividend were fully accrued in 2009 and prior years. This dividend required the payment of approximately $160 million of cash taxes.

Cash and Equivalents, Short-Term Investments and Cash Flow  The corporation’s cash balance of $959 million at the end of 2009 was invested in interest-bearing bank deposits that are redeemable on demand by the corporation. A significant portion of cash and equivalents are held by the corporation’s subsidiaries outside of the U.S. A portion of these balances will be used to fund future working capital and other funding requirements.

The corporation has also recognized amounts for transformation and other restructuring charges and at the end of 2009 recognized a liability of approximately $160 million that relates primarily to future severance and other lease and contractual payments. These amounts will be paid when the obligation becomes due, and the corporation expects a significant portion of these amounts will be paid in 2010. The anticipated 2010 payments of cash taxes and severance associated with previously recognized exit activities will have a significant negative impact on cash from operating activities.

Dividend  The corporation’s annualized dividend amounts per share were $0.44 in 2009, $0.42 in 2008 and $0.40 in 2007. Future dividends are determined by the corporation’s Board of Directors and are not guaranteed.

36    Sara Lee Corporation and Subsidiaries

Credit Facilities and Ratings  The corporation has a $1.85 billion five-year revolving credit facility available which management considers sufficient to satisfy its operating requirements. This facility expires in December 2011 and the pricing under this facility is based upon the corporation’s current credit rating. At June 27, 2009, the corporation did not have any borrowings outstanding under this facility and the facility does not mature or terminate upon a credit rating downgrade. The corporation’s debt agreements and credit facility contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the corporation is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended June 27, 2009, the corporation’s interest coverage ratio was 8.4 to 1.0.

The corporation’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of June 27, 2009, were as follows.

	Senior Unsecured Obligations	Short-term Borrowings	Outlook
Standard & Poor’s	BBB+	A-2	Negative
Moody’s	Baa1	P-2	Stable
FitchRatings	BBB	F-2	Positive

Changes in the corporation’s credit ratings result in changes in the corporation’s borrowing costs. The corporation’s current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a historically high degree of liquidity. A downgrade of the corporation’s short-term credit rating would place the corporation in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of “A-2,” “P-2,” or “F-2.” This would reduce the amount of commercial paper the corporation could issue and raise its commercial paper borrowing cost and would require immediate payment or the posting of collateral on the derivative instruments in net liability positions in accordance with ISDA rules. See Note 18, “Financial Instruments” for more information. To the extent that the corporation’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the corporation has the ability to use available credit facilities to satisfy operating requirements, if necessary.

Off-Balance Sheet Arrangements  The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the corporation’s financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

Leases  The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $101 million in 2010, $75 million in 2011, $52 million in 2012, $35 million in 2013, $25 million in 2014 and $86 million thereafter. The corporation is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $28 million in 2010, $22 million in 2011, $17 million in 2012, $14 million in 2013, $12 million in 2014 and $42 million thereafter.

Future Contractual Obligations and Commitments  During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. Currently, these contracts represent a remaining purchase commitment of approximately 500 thousand hogs through June 2012, approximately 45% of which will expire by December 2009. Under the terms of these contracts, the corporation will continue to purchase these live hogs and therefore, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. The corporation’s purchase price of these hogs is generally based on the price of corn products, and the corporation’s selling price for these hogs is generally based on USDA posted hog prices. Divergent movements in these indices will result in either gains or losses on these hog transactions. Expected losses from the sale of these hogs are recognized when the loss is probable of occurring. At the end of 2009, based on current market pricing, the corporation deemed that it was not probable that material future near-term losses would occur. The contractual commitment for these purchases is included in the table below.

Sara Lee Corporation and Subsidiaries    37

Financial review

The corporation has no material unconditional purchase obligations as defined by the accounting principles associated with the Disclosure of Long-Term Purchase Obligations. The following table aggregates information on the corporation’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$2,800	$ 55	$ 425	$1,164	$528	$ 25	$ 603
Interest on debt obligations[1]	1,024	140	128	74	56	42	584
Operating lease obligations	374	101	75	52	35	25	86
Purchase obligations[2]	2,454	1,417	488	229	140	137	43
Other long-term liabilities[3]	862	216	271	78	135	70	92
Subtotal	7,514	1,929	1,387	1,597	894	299	1,408
Contingent lease obligations[4]	135	28	22	17	14	12	42
Total[5]	$7,649	$1,957	$1,409	$1,614	$908	$311	$1,450
1	Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2009. See Note 12 to the Consolidated Financial Statements for further details on the corporation’s long-term debt.
2	Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2009, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2009 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2009. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.
3	Represents the projected 2010 pension contribution and the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. The 2010 projected pension contribution and subsequent years through 2016 include an annual pension contribution of 32 million British pounds related to the terms of an agreement to fully fund certain U.K. pension obligations. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits, including medical; other than the projected 2010 pension contribution and the U.K. funding amounts, noted previously, pension and postretirement obligations including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 19 and 20 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table. Finally, the amount does not include any reserves for income taxes under FIN 48 because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. See Note 21 to the corporation’s Consolidated Financial Statements regarding income taxes for further details.
4	Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At June 27, 2009, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheets.
5	Contractual commitments and obligations identified under the accounting rules associated with accounting for contingencies are reflected and disclosed on the Consolidated Balance Sheets and in the related notes. Amounts exclude any payments related to deferred tax balances including any tax related to future repatriation of foreign earnings. See Note 21 to the corporation’s Consolidated Financial Statements regarding income taxes for further details.

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

38    Sara Lee Corporation and Subsidiaries

The material guarantees, within the scope of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), for which the maximum potential amount of future payments can be determined, include the corporation’s contingent liability on leases on property operated by others that is described above, and the corporation’s guarantees of certain third-party debt. These debt guarantees require the corporation to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is $16 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Risk Management

Geographic Risks  The corporation maintains a presence in a large number of nations in the world. This includes geographic locations where the corporation has a direct economic presence through owned manufacturing or distribution facilities, or companies where Sara Lee maintains a direct equity investment. The corporation also has an indirect economic presence in many geographic locations through third-party suppliers who provide inventory, distribution services or business process outsourcing services. In most cases, alternative sources of supply are available for inventory products that are manufactured or purchased from these foreign locations. However, the general insurance coverage that is maintained by the corporation does not cover losses resulting from acts of war or terrorism. As a result, a loss of a significant direct or indirect manufacturing or distribution location could impact the corporation’s operations, cash flows and liquidity.

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

Foreign Exchange  The corporation primarily uses foreign currency forward and option contracts to hedge its exposure to adverse changes in foreign currency exchange rates. The corporation’s exposure to foreign currency exchange rates exists primarily with the European euro, British pound, Brazilian real, Danish krone, Hungarian forint, Russian ruble and Australian dollar against the U.S. dollar. Hedging is accomplished through the use of financial instruments as the gain or loss on the hedging instrument offsets the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. Hedging of anticipated transactions is accomplished with financial instruments as the realized gain or loss on the hedge occurs on or near the maturity date of the anticipated transactions.

Interest Rates  The corporation uses interest rate swaps to modify its exposure to interest rate movements, reduce borrowing costs and to lock in interest rates on anticipated debt issuances. The corporation’s net exposure to interest rate risk consists of floating-rate instruments that are benchmarked to U.S. and European short-term money market interest rates. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments.

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

Sara Lee Corporation and Subsidiaries    39

Financial review

In millions	Amounts	Average	Time Interval	Confidence Level

Value at risk amounts
2009
Interest rates	$26	$29	1 day	95%
Foreign exchange	29	43	1 day	95%
2008
Interest rates	$16	$18	1 day	95%
Foreign exchange	35	27	1 day	95%

Interest rate value at risk increased over 2008 due to the general increase in short term rate volatilities caused by the illiquid global credit markets over the course of 2009, Exchange rate value at risk fluctuated significantly throughout 2009 as exchange rates, primarily for the euro and British pound, experienced volatility due to worldwide economic problems. Accordingly, the average exchange rate value at risk was significantly higher than the level experienced at the end of 2009.

Sensitivity Analysis  For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2009 and 2008, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $13 million and $16 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

Critical Accounting Estimates

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

Impairment of Property  Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant

40    Sara Lee Corporation and Subsidiaries

adverse changes in the business climate, the impact of significant customer losses, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life.

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

Trademarks and Other Identifiable Intangible Assets  The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of June 27, 2009, the net book value of trademarks and other identifiable intangible assets was $806 million, of which $717 million is being amortized. The anticipated amortization over the next five years is $346 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually, in the second quarter, and as triggering events may arise. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of the intangible asset is measured using the royalty savings method. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

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

Goodwill  Goodwill is not amortized but is subject to periodic assessments of impairment and is discussed further in Note 15. Goodwill is assessed for impairment at least annually, in the second quarter, and as triggering events may arise. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. In 2009, the fair value of goodwill is estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for the first ten years and a 2% residual growth rate thereafter. Management believes the assumptions used for the impairment

Sara Lee Corporation and Subsidiaries    41

Financial review

test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit and, on a weighted average basis, the discount rate used was 8.9%.

The majority of goodwill impairments recognized by the corporation in the past several years relate to goodwill attributable to the Earthgrains bakery acquisition in 2002. Three reporting units that continue to carry significant Earthgrains goodwill balances at the end of 2009 include North American foodservice bakery with $476 million, North American fresh bakery with $287 million, and International Bakery France with $181 million. Although we currently believe the operations can support the value of goodwill reported, these entities are the most sensitive to changes in inherent assumptions and estimates used in determining fair value. These three reporting units represent approximately 50% of the corporation’s remaining goodwill balance. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate used for these three reporting units would reduce the enterprise value between 10% and 15% indicating no potential impairment. These three reporting units have estimated fair values in excess of net asset carrying values in the range of 15% to 25% as of the test date.

There are inherent assumptions and estimates used in developing future cash flows requiring management’s judgment in applying these assumptions and estimates to the analysis of goodwill impairment including projecting revenues and profits, interest rates, the cost of capital, tax rates, the corporation’s stock price, and the allocation of shared or corporate items. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of goodwill and the factors which led to changes in estimates and assumptions.

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

42    Sara Lee Corporation and Subsidiaries

involving the interpretation of complex income tax laws in the context of our fact patterns. Any adjustment to a tax reserve impacts the corporation’s tax expense in the period in which the adjustment is made.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the corporation’s reserves related to uncertain tax positions, changes in valuation allowances, and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods:

•    The spin off of the Hanesbrands business that was completed in 2007 has resulted in, and may continue to result in, an increase in the corporation’s effective tax rate in future years as the operations that were spun off had, historically, a lower effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future foreign earnings to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid. The tax provision associated with the repatriation of foreign earnings for fiscal years 2009, 2008, and 2007 was $58 million, $118 million, and $194 million, respectively. However, a significant portion of the corporation’s foreign earnings are permanently reinvested in its foreign subsidiaries. In its determination of which foreign earnings are permanently reinvested, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of its foreign subsidiaries, and the tax consequences of remitting the foreign earnings to the U.S. Variability in the corporation’s effective tax rate will occur over time as a result of these and other factors which could materially change the estimated cost of future repatriation actions.

•    Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

•    The corporation has ongoing U.S. and foreign tax audits for various tax periods. The U.S. federal tax years from 2005 onward remain subject to audit. Fiscal years remaining open to examination in the Netherlands include 2003 forward. Other foreign jurisdictions remain open to audits ranging from 1999 forward. With few exceptions, the corporation is no longer subject to state and local income tax examinations by tax authorities for years before 2003. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of worldwide examinations. The corporation regularly reviews its tax positions based on the individual facts, circumstances, and technical merits of each tax position. If the corporation determines it is more likely than not that it is entitled to the economic benefits associated with a tax position, it then considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with a taxing authority, taking into consideration all available facts, circumstances, and information. The corporation believes that it has sufficient cash resources to fund the settlement of these audits.

As a result of audit resolutions, expirations of statutes of limitations, and changes in estimate on tax contingencies in 2009 and 2008, the corporation recognized tax benefits of $16 million and $96 million, respectively. However, audit outcomes and the timing of audit settlements are subject to significant uncertainty. The corporation estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation’s tax rate or net earnings trends. As of the end of 2009, the corporation believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $100 million to $160 million over the next 12 months.

•    Facts and circumstances may change that cause the corporation to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes. The corporation regularly reviews whether it will realize its deferred tax assets. Its review consists of determining whether sufficient taxable income of the appropriate character exists within the carryback and carryforward period available under respective tax statutes. The corporation considers all available evidence of recoverability when evaluating its deferred tax assets; however, the corporation’s most sensitive and critical factor in determining recoverability of deferred tax assets is the existence of historical and projected profitability in a particular jurisdiction. As a result, changes in actual and projected results of the corporation’s various legal entities can create variability,

Sara Lee Corporation and Subsidiaries    43

Financial review

as well as changes in the level of the corporation’s gross deferred tax assets, which could result in increases or decreases in the corporation’s deferred tax asset valuation allowance.

As a multinational company, the corporation cannot predict with reasonable certainty or likelihood future results considering the complexity and sensitivity of the assumptions above.

Note 21 to the Consolidated Financial Statements, titled “Income Taxes,” sets out the factors which caused the corporation’s effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

Stock Compensation  The corporation issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 8 to the Consolidated Financial Statements regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the corporation determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the corporation’s stock, each of which impacts the fair value of the stock options. The corporation believes that changes in the estimates and assumptions associated with prior grants are not reasonably likely to have a material impact on future operating results.

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

In determining the discount rate, the corporation utilizes a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Salary increase assumptions are based on historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rate of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

Net periodic benefit costs for the corporation’s defined benefit pension plans were $74 million in 2009, $107 million in 2008 and $141 million in 2007, and the projected benefit obligation was $4,218 million at the end of 2009 and $4,744 million at the end of 2008. The corporation currently expects its net periodic benefit cost for 2010 to be approximately $140 million, a $66 million increase over 2009 due primarily to an expected increase in amortization expense related to the $883 million of unamortized actuarial losses as of the end of 2009.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2009. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2009. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and that the effects of changes in assumptions are not necessarily linear.

			Increase/(Decrease) in

Assumption		Change	2010 Net Periodic Benefit Cost	2009 Projected Benefit Obligation

Discount rate	1%	increase	$(43)	$(485)
Discount rate	1%	decrease	49	550
Asset return	1%	increase	(37)	–
Asset return	1%	decrease	37	–

The corporation’s defined benefit pension plans had a net unamortized actuarial loss of $883 million in 2009 and $570 million in 2008. At June 27, 2009, this unamortized actuarial loss is reported in the “Accumulated other comprehensive loss” line of the Consolidated Balance Sheet. The increase in the net actuarial loss

44    Sara Lee Corporation and Subsidiaries

in 2009 was primarily due to an actuarial loss resulting from actual asset returns being less than the assumed long-term rate of return partially offset by actuarial gains associated with an increase in the discount rate used to measure plan obligations from 6.3% in 2008 to 6.5% in 2009 as well as amortization of the opening deferred loss.

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

Fair Value Measurements  Effective the beginning of fiscal 2009, the corporation implemented Financial Accounting Standards Board (FASB) No. 157, “Fair Value Measurements” (SFAS 157), for its financial assets and liabilities. SFAS 157 defines fair value, establishes a framework for its measurement, and expands disclosures about fair value measurements. The adoption of SFAS 157 did not have an impact on the measurement of the corporation’s financial assets and liabilities, but did result in additional disclosures.

In 2007, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS 157-2 (FSP 157-2), which provided a one year deferral for the implementation of SFAS 157 for non-financial assets and liabilities measured at fair value that are recorded or disclosed on a non-recurring basis. The corporation elected to apply the FSP 157-2 deferral, and accordingly, will not apply SFAS 157 to its non-financial assets and liabilities until fiscal 2010. The corporation does not believe the implementation of SFAS 157 for our non-financial assets and liabilities will have a material impact on the Consolidated Financial Statements, but we do expect it will impact the way we determine the fair value of goodwill, indefinite long-lived intangible assets, and other long-lived assets.

Business Combinations  In December 2007, the FASB issued SFAS 141(R), “Business Combinations,” which requires changes in the accounting and reporting of business acquisitions. The statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in purchased entities, measured at their fair values at the date of acquisition based upon the definition of fair value outlined in SFAS No. 141(R). SFAS 141(R) is effective for the corporation for acquisitions that occur beginning in 2010. The corporation believes that there will be no impact on the Consolidated Financial Statements at the date of adoption of SFAS 141(R). However, acquisitions occurring beginning in 2010 will have a different impact on the Consolidated Financial Statements compared to the previous accounting rules.

Minority Interests  In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51,” which requires changes in the accounting and reporting of noncontrolling interests in a subsidiary, also known as minority interest. The statement clarifies that a minority interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for the corporation at the beginning of 2010. The adoption of SFAS 160 will have an impact on the presentation of the Consolidated Statements of Income in that net income will be reported with and without noncontrolling interests.

Employers’ Disclosures about Postretirement Benefit Plan Assets  In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1 (FSP FAS 132(R)-1), “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about plan assets for pension plans, postretirement medical plans, and other funded postretirement plans. Specifically, the rules require disclosure of: i) how investment allocation decisions are made by management; ii) major categories of plan assets; iii) significant concentrations of credit risk within plan assets; iv) the level of the fair value hierarchy in which the fair value measurements of plan assets fall (i.e. level 1, level 2 or level 3); v) information about the inputs and valuation techniques used to measure the fair value of plan assets; and vi) a reconciliation of the beginning and ending balances of plan assets valued with significant unobservable inputs (i.e. level 3 assets). The reconciliation of level 3 assets shall be broken out by realized gains/losses, unrealized gains/losses, purchases, sales, accounting settlements, and transfers of assets in and out of the level 3 category. FSP FAS 132(R)-1 is required to be adopted by the corporation in fiscal 2010. The corporation does not expect the adoption to have a material impact on the Consolidated Financial Statements.

Useful Life of Intangible Assets  In April 2008, the FASB issued Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 applies to both intangible assets that are acquired individually or with a group of other assets as well as intangible assets acquired in business combinations and asset acquisitions. This position is

Sara Lee Corporation and Subsidiaries    45

Financial review

effective for fiscal years beginning after December 15, 2008, which for us is fiscal 2010. Early adoption is not allowed. The corporation is currently evaluating the provisions of this new staff position and has not determined the impact of adoption at this time.

Consolidation of Variable Interest Entities  In June 2009, the FASB issued SFAS 167, “Consolidation of Variable Interest Entities, An Amendment of FASB Interpretation No. 46 (revised)” (SFAS 167). This statement amends FIN 46(R) by updating the guidance for determining whether an entity is a variable interest entity (VIE) and who is the primary beneficiary of the VIE. SFAS 167 will also require ongoing reassessments of the primary beneficiary of a VIE and new expanded disclosures surrounding the nature of the VIE and an entity’s involvement with the VIE. SFAS 167 is effective for the corporation in the first quarter of fiscal 2011. The corporation is currently evaluating the provisions of SFAS 167 and has not determined the impact of adoption at this time.

Forward-Looking Information

This document contains certain forward-looking statements, including the anticipated costs and benefits of restructuring, transformation and Project Accelerate actions, access to credit markets and the corporation’s credit ratings, the planned extinguishment of debt, the funding of pension plans, potential payments under guarantees and amounts due under future contractual obligations and commitments, projected capital expenditures, cash tax payments, pension settlement amounts and effective tax rates. In addition, from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation’s future performance by making forward-looking statements preceded by terms such as “expects,” “projects,” “anticipates” or “believes.” These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are factors relating to:

•    Sara Lee’s relationship with its customers, such as (i) a significant change in Sara Lee’s business with any of its major customers, such as Wal-Mart, its largest customer, including changes in the level of inventory these customers maintain; (ii) credit and other business risks associated with customers operating in a highly competitive retail environment;

•    The consumer marketplace, such as (iii) significant competition, including advertising, promotional and price competition; (iv) changes in consumer behavior due to economic conditions, such as a shift in consumer demand toward private label; (v) fluctuations in the cost of raw materials, Sara Lee’s ability to increase or maintain product prices in response to fluctuations in cost and the impact on Sara Lee’s profitability; (vi) the impact of various food safety issues and regulations on sales and profitability of Sara Lee products; and (vii) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

•    Sara Lee’s international operations, such as (viii) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the European euro, given Sara Lee’s significant concentration of business in Western Europe; (ix) Sara Lee’s generation of a high percentage of its revenues from businesses outside the United States and costs to remit these foreign earnings into the United States to fund Sara Lee’s domestic operations; (x) the impact on Sara Lee’s business of its announcement that it is reviewing strategic options for its international household and body care business and any decision made as a result of such review; and (xi) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers;

•    Previous business decisions, such as (xii) Sara Lee’s ability to generate margin improvement through cost reduction and efficiency initiatives, including Project Accelerate and the outsourcing of significant portions of our financial transaction processing, global IT applications development and maintenance, and global indirect procurement activities; (xiii) Sara Lee’s ability to achieve planned cash flows from capital expenditures and acquisitions, and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows, which could impact future impairment analyses; (xiv) credit ratings issued by the three major credit rating agencies and the impact these ratings have on Sara Lee’s cost to borrow funds and access to capital/debt markets; (xv) the settlement of a number of ongoing reviews of Sara Lee’s income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Sara Lee transacts business; and (xvi) changes in the expense for and contingent liabilities relating to multi-employer pension plans in which Sara Lee participates.

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

46    Sara Lee Corporation and Subsidiaries

Consolidated statements of income

Dollars in millions except per share data	Years ended	June 27, 2009	June 28, 2008	June 30, 2007

Continuing Operations
Net sales		$12,881	$13,212	$11,983

Cost of sales		8,098	8,154	7,370
Selling, general and administrative expenses		3,792	4,039	3,905
Net charges for exit activities, asset and business dispositions		114	38	94
Impairment charges		314	851	172
Contingent sale proceeds		(150)	(130)	(120)
Interest expense		170	187	261
Interest income		(45)	(87)	(128)

		12,293	13,052	11,554

Income from continuing operations before income taxes		588	160	429
Income tax expense (benefit)		224	201	(11)

Income (loss) from continuing operations		364	(41)	440

Discontinued Operations
Net income (loss) from discontinued operations, net of tax expense of nil, nil, and $34		–	(14)	48
Gain (loss) on sale of discontinued operations, net of tax expense (benefit) of nil, $1, and $(11)		–	(24)	16

Net income (loss)		$ 364	$ (79)	$ 504

Income (loss) from continuing operations per share of common stock
Basic		$ 0.52	$ (0.06)	$ 0.59

Diluted		$ 0.52	$ (0.06)	$ 0.59

Net income (loss) per share of common stock
Basic		$ 0.52	$ (0.11)	$ 0.68

Diluted		$ 0.52	$ (0.11)	$ 0.68

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries    47

Consolidated balance sheets

Dollars in millions except share data	June 27, 2009	June 28, 2008

Assets
Cash and equivalents	$ 959	$ 1,284
Trade accounts receivable, less allowances of $82 in 2009 and $91 in 2008	1,332	1,491

Inventories
Finished goods	660	775
Work in process	38	43
Materials and supplies	330	402

	1,028	1,220
Current deferred income taxes	219	111
Other current assets	292	361

Total current assets	3,830	4,467

Other non-current assets	263	233

Property
Land	111	122
Buildings and improvements	1,461	1,506
Machinery and equipment	3,608	3,631
Construction in progress	195	185

	5,375	5,444
Accumulated depreciation	3,019	2,925

Property, net	2,356	2,519
Trademarks and other identifiable intangibles, net	806	1,021
Goodwill	1,863	2,223
Deferred income taxes	299	295
Assets held for sale	–	72

	$9,417	$10,830

The accompanying Notes to Financial Statements are an integral part of these statements.

48    Sara Lee Corporation and Subsidiaries

	June 27, 2009	June 28, 2008

Liabilities and Stockholders’ Equity
Notes payable	$ 20	$ 280
Accounts payable	1,054	1,258
Accrued liabilities
Payroll and employee benefits	707	726
Advertising and promotion	396	440
Income taxes payable and current deferred taxes	21	3
Other	593	507
Current maturities of long-term debt	55	568
Liabilities held for sale	–	17

Total current liabilities	2,846	3,799
Long-term debt	2,745	2,340
Pension obligation	595	405
Deferred income taxes	110	177
Other liabilities	1,063	1,279
Minority interests in subsidiaries	22	19
Common stockholders’ equity
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 695,658,110 shares in 2009 and 706,358,624 shares in 2008	7	7
Capital surplus	17	7
Retained earnings	2,721	2,760
Unearned stock of ESOP	(104)	(112)
Accumulated other comprehensive income (loss)	(605)	149

Total common stockholders’ equity	2,036	2,811

	$9,417	$10,830

See accompanying Notes to Consolidated Financial Statements.

Sara Lee Corporation and Subsidiaries    49

Consolidated statements of common stockholders’ equity

Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income

Balances at July 1, 2006	$2,449	$ 8	$ 62	$3,855	$(137)	$(1,339)
Adjustment to apply SAB No. 108	58	–	–	53	–	5
Net income	504	–	–	504	–	–	$ 504
Translation adjustments, net of tax of $48	504	–	–	–	–	504	504
Minimum pension liability, net of tax of $(1)	143	–	–	–	–	143	143
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(20)	34	–	–	–	–	34	34

Comprehensive income							$1,185

Adjustment to apply SFAS No. 158, net of tax of $49	(168)	–	–	–	–	(168)
Dividends	(370)	–	–	(370)	–	–
Spin off of Hanesbrands Inc. business	(29)	–	–	(96)	–	67
Stock issuances – restricted stock	29	–	29	–	–	–
Stock option and benefit plans	47	–	47	–	–	–
Tax benefit related to stock-based compensation	1	–	1	–	–	–
Share repurchases and retirement	(686)	(1)	(139)	(546)	–	–
ESOP tax benefit, redemptions and other	27	–	–	13	14	–

Balances at June 30, 2007	2,543	7	–	3,413	(123)	(754)
Net loss	(79)	–	–	(79)	–	–	$ (79)
Translation adjustments, net of tax of $14	686	–	–	–	–	686	686
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(14)	25	–	–	–	–	25	25
Pension/Postretirement activity, net of tax of $(4)	192	–	–	–	–	192	192

Comprehensive income							$ 824

Adoption of FASB Interpretation No. 48	13	–	–	13	–	–
Dividends	(300)	–	–	(300)	–	–
Stock issuances – restricted stock	25	–	25	–	–	–
Stock option and benefit plans	9	–	9	–	–	–
Share repurchases and retirement	(315)	–	(27)	(288)	–	–
ESOP tax benefit, redemptions and other	12	–	–	1	11	–

Balances at June 28, 2008	2,811	7	7	2,760	(112)	149
Net income	364	–	–	364	–	–	$ 364
Translation adjustments, net of tax of $(31)	(561)	–	–	–	–	(561)	(561)
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $16	(30)	–	–	–	–	(30)	(30)
Other comprehensive income activity, net of tax of nil	(2)	–	–	–	–	(2)	(2)
Pension/Postretirement activity, net of tax of $93	(164)	–	–	–	–	(164)	(164)

Comprehensive loss							$ (393)

Dividends	(310)	–	–	(310)	–	–
Stock issuances – restricted stock	29	–	29	–	–	–
Stock option and benefit plans	4	–	4	–	–	–
Share repurchases and retirement	(103)	–	(25)	(78)	–	–
Pension/Postretirement – adjustment to change measurement date, net of tax of $7	(13)	–	–	(16)	–	3
ESOP tax benefit, redemptions and other	11	–	2	1	8	–

Balances at June 27, 2009	$2,036	$ 7	$ 17	$2,721	$(104)	$ (605)

The accompanying Notes to Financial Statements are an integral part of these statements.

50    Sara Lee Corporation and Subsidiaries

Consolidated statements of cash flows

Dollars in millions	June 27, 2009	June 28, 2008	June 30, 2007

Operating Activities
Net income (loss)	$ 364	$ (79)	$ 504
Less: Cash received from contingent sale proceeds	(150)	(130)	(120)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation	383	403	420
Amortization	114	122	119
Impairment charges	314	851	172
Net loss (gain) on business dispositions	1	25	(29)
Increase (decrease) in deferred income taxes	(83)	(267)	(138)
Pension payments, net of expense	(232)	(68)	(43)
Other	70	81	(39)
Change in current assets and liabilities, net of businesses acquired and sold
Trade accounts receivable	23	(92)	18
Inventories	90	(117)	(106)
Other current assets	16	(36)	(50)
Accounts payable	(126)	38	93
Accrued liabilities	83	(143)	(97)
Accrued taxes	33	18	(212)

Net cash from operating activities	900	606	492

Investment Activities
Purchases of property and equipment	(357)	(454)	(529)
Purchase of software and other intangibles	(22)	(61)	(102)
Acquisitions of businesses and investments	(10)	–	–
Dispositions of businesses and investments	53	55	346
Cash received from loans receivable	–	–	688
Cash received from contingent sale proceeds	150	130	120
Cash received from (used in) derivative transactions	(138)	96	(25)
Cash used to invest in short-term investments	–	–	(647)
Cash received from maturing short-term investments	–	–	647
Sales of assets	38	38	70

Net cash (used in) received from investment activities	(286)	(196)	568

Financing Activities
Issuances of common stock	1	5	38
Purchases of common stock	(103)	(315)	(686)
Borrowings of other debt	439	–	2,895
Repayments of other debt	(541)	(1,456)	(416)
Net change in financing with less than 90-day maturities	(261)	251	(1,720)
Cash transferred to Hanesbrands Inc. in spin off	–	–	(650)
Payments of dividends	(302)	(296)	(374)

Net cash used in financing activities	(767)	(1,811)	(913)

Effect of changes in foreign exchange rates on cash	(172)	165	128

(Decrease) increase in cash and equivalents	(325)	(1,236)	275
Add: Cash balance of discontinued operations at beginning of year	–	3	18
Less: Cash balance of discontinued operations at end of year	–	–	(3)
Cash and equivalents at beginning of year	1,284	2,517	2,227

Cash and equivalents at end of year	$ 959	$ 1,284	$ 2,517

The accompanying Notes to Financial Statements are an integral part of these statements.

Sara Lee Corporation and Subsidiaries    51

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

Basis of Presentation  The Consolidated Financial Statements include Sara Lee Corporation and its controlled subsidiaries and have been prepared in accordance with generally accepted accounting principles in the U.S. (GAAP). These financial statements consider subsequent events through the date of filing with the Securities and Exchange Commission.

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and certain financial statement disclosures. Significant estimates in these Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of recoverability of property, identifiable intangible assets and goodwill, self-insurance reserves, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans, and the volatility, expected lives and forfeiture rates for stock compensation instruments granted to employees. Actual results could differ from these estimates.

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2009, 2008 and 2007 were 52-week years. Unless otherwise stated, references to years relate to fiscal years.

In the June 28, 2008 Consolidated Balance Sheet, $30 of items in other accrued liabilities and $12 of items in income taxes payable and current deferred taxes have been reclassified into other long-term liabilities to conform to the current year presentation.

Discontinued Operations  The results of the corporation’s Mexican Meats, European Meats and Branded Apparel Americas/Asia businesses had previously been reported as discontinued operations in the corporation’s 2008 annual report. The results of operations of these businesses through the date of sale or spin off are presented as discontinued operations in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets.

Financial Statement Corrections  During 2009, the corporation corrected income tax expense and certain balance sheet accounts for errors which, on a year to date basis, decreased net income by $12 comprised of $19 of additional tax expense related to adjustments of taxes previously provided on the 2008 earnings of the corporation partially offset by $7 of income related to the correction of individually insignificant balance sheet amounts. The correction of these items in 2009 decreased third quarter year-to-date net income by $8 and decreased fourth quarter net income by $4. The impact of correcting these errors in 2008 would have decreased net income by $12 while the impact on periods prior to 2008 would have been de minimis. We evaluated these errors in relation to the current period, which is when they were corrected, as well as the periods in which they originated. Management believes these errors are immaterial to both the consolidated quarterly and annual financial statements.

Note 2 – Summary of Significant Accounting Policies

The Consolidated Financial Statements include the accounts of the corporation and its controlled subsidiary companies, which in general are majority owned. The Consolidated Financial Statements also include the accounts of variable interest entities (VIEs) for which the corporation is deemed the primary beneficiary, as defined by GAAP, but the VIEs are not material. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation. Gains and losses resulting from the issuance of common stock by a subsidiary of the corporation are recognized in earnings as realized.

Foreign Currency Translation  Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders’ equity. The corporation translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

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

52    Sara Lee Corporation and Subsidiaries

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

Advertising Expense  Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $282 in 2009, $325 in 2008 and $313 in 2007.

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

Shipping and Handling Costs  The corporation recognizes shipping and handling costs in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income and recognized $693 in 2009, $703 in 2008 and $656 in 2007.

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

Property  Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $10, $18 and $20 in 2009, 2008 and 2007, respectively.

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

54    Sara Lee Corporation and Subsidiaries

Goodwill  Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the corporation given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are business components at or one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

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

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. In 2009, the fair value of goodwill is estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for the first ten years and a 2% residual growth rate thereafter. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit and, on a weighted average basis, the discount rate used was 8.9%. Rates used to discount cash flows are dependent upon interest rates, market-based risk premium and the cost of capital at a point in time. Because some of the inherent assumptions and estimates used in determining the fair value of these reporting units are outside the control of management, including interest rates, market-based risk premium, the cost of capital, and tax rates, changes in these underlying assumptions and our credit rating can also adversely impact the business units’ fair values. The amount of any impairment is dependent on these factors, which cannot be predicted with certainty.

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

Severance  Severance actions initiated by the corporation are generally covered under previously communicated benefit arrangements under GAAP, which provides for termination benefits in the event that an employee is involuntarily terminated. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This occurs when management with the appropriate level of authority approves an action to terminate employees who have been identified and targeted for termination within one year.

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

Stock-Based Compensation  The corporation recognizes the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

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

The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments in accordance with GAAP. For a tax benefit to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authority. The corporation adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. Any adjustment to a tax reserve impacts the corporation’s tax expense in the period in which the adjustment is made.

Defined Benefit, Postretirement and Life-Insurance Plans

Beginning in 2007, the corporation recognizes the funded status of defined pension and postretirement plans in the statement of financial position. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any under-funded status should be recognized as a liability. As part of the initial recognition of the funded status, any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that had not yet been recognized as a component of net periodic cost was recognized in the accumulated other comprehensive income section of the Consolidated Statements of Common Stockholders’ Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

GAAP prescribes additional disclosure requirements including the classification of the current and noncurrent components of plan liabilities, as well as the disclosure of amounts included in Accumulated Other Comprehensive Income (Loss) that will be recognized as a component of net periodic benefit cost in the following year.

GAAP also requires the consistent measurement of plan assets and benefit obligations as of the date of the fiscal year end statement of financial position. Beginning in 2009, the corporation measures its plan assets and liabilities as of fiscal year end pursuant to the new GAAP measurement date provisions.

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

The corporation uses either hedge accounting or mark-to-market accounting for its derivative instruments. Under hedge accounting, the corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting and any deferred gains or losses are recorded in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. For more information about accounting for derivatives see Note 18.

Self-Insurance Reserves  The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves, excluding any amounts covered by insurance, were $201 and $202 as of June 27, 2009 and June 28, 2008, respectively.

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

56    Sara Lee Corporation and Subsidiaries

Note 3 – Impairment Charges

The corporation has recognized impairment charges related to its operations in 2009, 2008 and 2007 and the significant impairments are recorded in “Impairment charges” in the Consolidated Statements of Income. The tax benefit is determined using the statutory tax rates for the tax jurisdiction in which the impairment occurred. The impact of these charges is summarized in the following tables:

	Pretax Impairment Charge	Tax Benefit	After Tax Charge

2009
North American Foodservice	$(107)	$ –	$(107)
International Bakery	(207)	25	(182)

Total impairments 2009	$(314)	$25	$(289)

2008
North American Retail	$ (20)	$ 8	$ (12)
North American Foodservice	(431)	16	(415)
International Bakery	(400)	–	(400)

Total impairments 2008	$(851)	$24	$(827)

2007
North American Retail	$ (34)	$12	$ (22)
North American Fresh Bakery	(16)	6	(10)
International Beverage	(118)	9	(109)
International Household and Body Care	(4)	–	(4)

Total impairments 2007	$(172)	$27	$(145)

The corporation tests goodwill and intangible assets not subject to amortization for impairments in the second quarter of each fiscal year and whenever a significant event occurs or circumstances change that would more likely than not reduce the fair value of these intangible assets. The following is a discussion of each impairment charge.

2009

North American Foodservice Goodwill  As a result of the review performed in the second quarter of 2009, the corporation determined that the carrying amount of its North American foodservice beverage reporting unit, which is reported in the North American Foodservice segment, exceeded its fair value. The foodservice beverage reporting unit had experienced a significant decline in profitability due to a highly competitive marketplace and difficult economic conditions. Based upon our consideration of the results of an appraisal of long-lived assets and internal estimates of discounted cash flows, management compared the implied fair value of the goodwill in the reporting unit with the carrying value and concluded that a $107 impairment charge needed to be recognized. The impairment loss recognized equaled the entire amount of remaining goodwill in the North American Foodservice Beverage reporting unit. No tax benefit was recognized on the charge.

International Bakery Property, Goodwill and Trademarks  During the goodwill review performed in the second quarter of 2009, the Spanish bakery operation was identified as a reporting unit that might become impaired in future periods if forecasted earnings improvements did not occur. The Spanish bakery reporting unit is part of the International Bakery segment. Weaker than previously anticipated performance and a decline in forecasted financial performance in the second half of 2009 compelled management to re-perform the goodwill impairment test in the fourth quarter. As a result of the review in the fourth quarter, the corporation concluded that the carrying amount of the Spanish bakery reporting unit exceeded its fair value. Based upon our consideration of the results of an appraisal of long-lived assets and internal estimates of discounted cash flows, management compared the implied fair value of the goodwill in the reporting unit with the carrying value and concluded that a $124 goodwill impairment charge needed to be recognized for which there is no tax benefit. The impairment loss recognized equaled the entire amount of remaining goodwill in the Spanish bakery reporting unit. In conjunction with the actions resulting in the impairment of the Spanish bakery goodwill, the corporation assessed the realization of the Spanish bakery long-lived assets. The reduced profitability of the business indicated that the cash flows of certain long-lived assets, including trademarks and fixed assets, did not recover the carrying value of these assets. The corporation considered the results of a third party fair value estimate of these long-lived assets and recorded an impairment charge of $83 ($58 after tax) for the difference between fair value and carrying value. Of this total, $79 related to trademarks and its associated fair value was estimated using the royalty savings method.

2008

North American Retail Property and Trademarks  During the fourth quarter of 2008, management determined that a North American retail meats facility would be disposed due to its high cost structure and reduced demand for the products produced at the facility. Based on estimates of cash flows to be generated through the date of disposition, the corporation concluded that it was necessary to recognize an impairment charge of $20, of which $7 and $13 are related to property and trademarks, respectively. The after tax impact of this impairment charge is $12.

North American Foodservice and International Bakery Goodwill   In the second half of 2008, weaker than previously anticipated performance and a decline in forecasted financial performance compelled management to re-perform the goodwill impairment test for two reporting units in the North American Foodservice and International Bakery segments. As a part of this review, the corporation concluded that the carrying amounts of the North American foodservice bakery and Spanish bakery reporting units exceeded their respective fair values. Based upon our consideration of the results of a third-party appraisal of long-lived assets and internal estimates of discounted cash flows, management compared the implied fair value of the goodwill in each reporting unit with the carrying value and concluded that a $782 goodwill impairment charge needed to be recognized in the fourth quarter of 2008. Of this amount, $382 related to the North American foodservice bakery reporting unit and $400 related to the Spanish bakery reporting unit. No tax benefit is recognized on the goodwill impairments.

Sara Lee Corporation and Subsidiaries    57

Notes to financial statements

Dollars in millions except per share data

North American Foodservice Property and Goodwill  In 2008, steps were taken to market and identify potential buyers for the U.S. direct store delivery foodservice beverage business (DSD) that is part of the North American Foodservice segment. In June 2008, the corporation’s board of directors authorized management to negotiate and sell DSD under certain criteria. As part of this process, the corporation received a non-binding offer for the business which was less than the carrying value. Utilizing the net purchase price, the corporation conducted an impairment review of DSD and recognized a pretax impairment charge of $49 in the fourth quarter of 2008, of which $38 and $11 were related to property and goodwill, respectively. The after tax impact of the impairment charge was $33. The remaining assets of this reporting unit were classified as held for sale at the end of 2008. During 2009, the corporation completed the disposition of the DSD business and received $42.

2007

North American Retail Property  In 2007, the corporation decided to exit a commodity meats hog slaughtering operation being conducted at a facility that is part of the North American Retail segment. Certain of the activities performed at the location were transferred to more efficient third-party suppliers and others were eliminated as part of the shutdown of this plant. Based upon our consideration of the results of a third-party appraisal and internal estimates of cash flows to be generated through the date of disposition, the corporation concluded that it was necessary to recognize an impairment charge of $34 for this asset group in 2007. The after tax impact of this impairment charge was $22.

North American Fresh Bakery Trademarks  In 2007, as part of the corporation’s transformation plan to improve operating efficiency and profitability, the North American Fresh Bakery business began to focus its marketing, advertising and promotion spending on a select number of brands. As a result of these plans, the corporation assessed the recoverability of certain trademarks impacted by this strategy. The corporation determined that the undiscounted cash flows over the remaining lives of the trademarks did not recover the carrying value of the assets. Therefore, the corporation calculated the estimated fair value of the trademarks using the royalty savings method and recorded an impairment charge of $16 for the difference between fair value and carrying value. The after tax impact of the impairment charge is $10.

International Beverage Goodwill and Trademarks  In 2007, the corporation recognized a $118 pretax impairment charge in its International Beverage operations to record the impairment of $92 of goodwill and $26 of trademarks. No tax benefit was recognized on the goodwill impairment charge. The after tax impact of the trademark impairment charge is $17.

International Household and Body Care  In 2007, changes in local governmental regulations in Zimbabwe included severe foreign exchange restrictions which inhibit the corporation from declaring dividends and repatriating earnings from the local operation. Due to these restrictions, the corporation recognized a pretax charge of $4 in 2007.

Note 4 – Discontinued Operations

There were no financial results attributable to discontinued operations in 2009. In 2008, the corporation disposed of its Mexican Meats operations. In 2007, the corporation disposed of its European Meats and Branded Apparel Americas/Asia businesses. The results of these businesses have been reported as discontinued operations. The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations. Gains and losses related to the disposal of these discontinued operations are excluded from the following tables; however, they are discussed further below.

	Net Sales	Pretax Income (Loss)	Income (Loss)

2008
European Branded Apparel	$ –	$(15)	$(15)
Mexican Meats	238	1	1

Total	$ 238	$(14)	$(14)

2007
European Meats	$ 114	$ 7	$ 3
Branded Apparel Americas/Asia	787	85	59
Mexican Meats	296	(10)	(14)

Total	$1,197	$ 82	$ 48

Results of Discontinued Operations  Net sales of discontinued operations were $238 in 2008 and $1,197 in 2007; a full year of results for the Mexican meats business was not included in 2008 as the business was sold in the third quarter of 2008; and a full year of results for the European Meats and Branded Apparel Americas/Asia businesses was not included in 2007 as each of the businesses was sold in the first quarter of that fiscal year.

The corporation reported income (loss) from discontinued operations of $(14) in 2008 and $48 in 2007. In 2008, the corporation recognized a $15 charge related to the settlement of a pension plan in the U.K. associated with the European Branded Apparel business, which was sold in 2006.

Gain (Loss) on the Sale of Discontinued Operations

The gains (losses) recognized in 2008 and 2007 are summarized in the following tables. A further discussion of each disposition follows.

	Pretax Gain (Loss) on Sale	Tax (Charge)/ Benefit	After Tax Gain (Loss)

2008
Mexican Meats	$(23)	$ (1)	$(24)

2007
European Meats	$ 18	$ (1)	$ 17
Branded Apparel Americas/Asia	(23)	6	(17)
Philippines portion of European Branded Apparel	8	(2)	6
Other	2	8	10

Total	$ 5	$11	$ 16

58    Sara Lee Corporation and Subsidiaries

Business Sold in 2008

Mexican Meats  In March 2008, the corporation completed the disposition of its investment in its Mexican meats operation as it wanted to more closely focus on its core brands in the U.S. The corporation recognized a pretax loss of $23 and an after tax loss of $24. A total of $55 of cash proceeds was received from the disposition of the business. The Mexican meats operation had been reported in the North American Retail segment.

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

Philippines Portion of European Branded Apparel  Substantially all of the European Branded Apparel business was sold in February 2006. When this business was sold, certain operations in the Philippines were awaiting local governmental approval to legally transfer the assets. Under the terms of the sale agreement, the buyer of this business assumed financial responsibility for all of the operations, including the Philippines business, even though legal transfer of the Philippines assets had not been completed. In September 2006, upon receiving local government approval, the corporation completed the legal transfer of the assets and recognized in 2007 a pretax and after tax gain of $8 and $6, respectively. Under the terms of the sale agreement of the business, the buyer assumed financial responsibility for the Philippines business in February 2006 upon the initial closing of the sale transaction. As such, no financial results for the Philippines business are included in the results of the corporation after that date.

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

	2008	2007

Discontinued operations impact on
Cash from operating activities	$10	$ 88
Cash from investing activities	(8)	(47)
Cash from financing activities	(5)	(56)

Net cash impact of discontinued operations	$ (3)	$(15)

Cash balance of discontinued operations
At start of period	$ 3	$ 18
At end of period	–	3

Decrease in cash of discontinued operations	$ (3)	$(15)

Sara Lee Corporation and Subsidiaries    59

Notes to financial statements

Dollars in millions except per share data

Note 5 – Exit, Disposal and Restructuring Activities

As part of its ongoing efforts to improve its operational performance and reduce cost, the corporation initiated Project Accelerate in 2009, which is a series of global initiatives designed to drive significant savings in the next three years. It is anticipated that the overall cost of the initiatives will include severance costs as well as transition costs associated with transferring services to an outside third party. An important component of Project Accelerate involves outsourcing pieces of the North American and European Finance (transaction processing) and Global Information Services (applications development and maintenance) groups as well as the company’s indirect procurement activities. In addition to cost savings, this business process outsourcing will help the corporation drive standardization, increase efficiency and provide flexibility. The corporation began implementation of the initiative in North America and Europe in the second quarter of 2009 and plans to complete global implementation within three years.

The company announced a transformation plan in February 2005 designed to improve performance and better position the company for long-term growth. The plan involved significant changes in the company’s organizational structure, portfolio changes involving the disposition of a significant portion of the corporation’s business, and a number of actions to improve operational efficiency. The corporation has recognized certain trailing costs related to these transformation actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated.

The nature of the costs incurred under these plans includes the following:

Exit Activities, Asset and Business Disposition Actions

These amounts primarily relate to:

•    Employee termination costs

•    Lease exit costs

•    Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

Transformation/Accelerate costs recognized in Cost of Sales and Selling, General and Administrative Expenses

These amounts primarily relate to:

•    Expenses associated with the installation of new information systems, including the amortization of capitalized software costs

•    Costs to retain and relocate employees

•    Consulting costs

•    Costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative

Transformation/Accelerate costs are recognized in Cost of Sales or Selling, General and Administrative Expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition pursuant to the accounting rules for exit and disposal activities. However, management believes that the disclosure of these transformation/Accelerate related charges provides the reader with greater transparency to the total cost of the initiatives.

The following is a summary of the (income) expense associated with new and ongoing actions, which also highlights where the costs are reflected in the Consolidated Statements of Income along with the impact on diluted EPS:

In millions	2009	2008	2007

Cost of sales
Transformation charges – IT costs	$5	$8	$10
Selling, general and administrative expenses
Transformation charges – IT costs	21	40	42
Transformation/Accelerate charges – other	18	3	67
Net charges for (income from)
Exit activities	114	39	106
Asset and business dispositions	–	(1)	(12)

Reduction in income from continuing operations before income taxes	158	89	213
Income tax benefit	(43)	(31)	(77)

Reduction in income from continuing operations	$115	$58	$136

Impact on diluted EPS from continuing operations	$0.16	$0.08	$0.18

The impact of these actions on the corporation’s business segments and unallocated corporate expenses is summarized as follows:

In millions	2009	2008	2007
North American Retail	$–	$14	$56
North American Fresh Bakery	6	3	24
North American Foodservice	(1)	5	10
International Beverage	58	14	20
International Bakery	38	9	18
International Household and Body Care	15	7	13
Decrease in business segment income	116	52	141
Increase in general corporate expenses	42	37	72
Total	$158	$89	$213

The following discussion provides information concerning the exit, disposal and transformation activities for each year where actions were initiated.

60    Sara Lee Corporation and Subsidiaries

2009 Actions  During 2009, the corporation approved certain actions related to exit, disposal, transformation and Accelerate activities and recognized net charges of $162 related to these actions. Each of these activities is to be completed within a 12-month period after being approved and include the following:

•    Implemented a plan to terminate 1,197 employees and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific location of these employees and the status of the terminations are summarized in a table contained in this note.

•    Recognized costs related to the implementation of common information systems across the organization in order to improve operational efficiencies. These costs primarily relate to the amortization of certain capitalized software costs.

•    Recognized costs associated with the transition of business support services to an outside third party vendor as part of a business process outsourcing initiative.

The following table summarizes the net charges taken for the exit, disposal and transformation/Accelerate activities approved during 2009 and the related status as of June 27, 2009. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. Approximately $67 of additional charges are expected to be recognized for these actions within a 12-month period. The composition of these charges and the remaining accruals are summarized below.

	Employee Termination and Other Benefits	Transformation Costs – IT and Other	Total

Exit and disposal costs recognized during 2009	$119	$43	$162
Non-cash charges	–	(23)	(23)
Cash payments	(24)	(14)	(38)

Accrued costs as of June 27, 2009	$ 95	$ 6	$101

The following table summarizes the employee terminations by location and business segment.

Number of employees	North American Retail	North American Fresh Bakery	North American Foodservice	International Beverage	International Bakery	International Household and Body Care	Corporate	Total
United States	5	130	60	–	–	–	311	506
Europe	–	–	–	266	272	74	–	612
Africa	–	–	–	1	–	–	–	1
Asia	–	–	–	13	–	5	–	18
Australia	–	–	–	15	32	1	–	48
South America	–	–	–	9	–	3	–	12
	5	130	60	304	304	83	311	1,197
As of June 27, 2009
Actions completed	1	–	4	60	168	32	33	298
Actions remaining	4	130	56	244	136	51	278	899
	5	130	60	304	304	83	311	1,197

2008 Actions  During 2008, the corporation approved certain actions related to exit, disposal and transformation activities and recognized net charges of $89 related to these actions. Each of these actions was to be completed within a 12-month period after being approved. During 2009, certain of these actions were completed for amounts that differed from those originally estimated. A description of these activities includes the following:

•    Implemented a plan to terminate 525 employees and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. The specific location of these employees is summarized in a table contained in this note. Of the 525 targeted employees, 7 have not yet been terminated. These actions are expected to be completed by the first half of 2010.

•    Incurred costs to exit certain leased space, including the exit of a North American R&D facility.

•    Recognized net gains associated with the disposal of several asset groupings, the largest of which was a $3 gain related to the disposition of a North American Foodservice manufacturing facility. Total proceeds from these disposals were $9.

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

Notes to financial statements

Dollars in millions except per share data

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2008 and the related status as of June 27, 2009. The accrued amounts remaining as of the end of 2009 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2008 actions.

In millions	Employee Termination and Other Benefits	Non-cancelable Lease and Other Contractual Obligations	Asset and Business Disposition Actions	Transformation Costs – IT and Other	Total

Exit and disposal costs recognized during 2008	$ 36	$3	$(1)	$ 51	$ 89
Cash payments	(7)	–	–	(33)	(40)
Non-cash charges	–	–	–	(16)	(16)
Asset and business disposition gains (losses)	–	–	1	–	1

Accrued costs as of June 28, 2008	29	3	–	2	34
Cash payments	(15)	–	–	(2)	(17)
Change in estimate	(2)	–	–	–	(2)
Foreign exchange impacts	(1)	–	–	–	(1)

Accrued costs as of June 27, 2009	$ 11	$3	$ –	$ –	$ 14

The following table summarizes the employee terminations by location and business segment.

Number of employees	North American Retail	North American Fresh Bakery	North American Foodservice	International Beverage	International Bakery	International Household and Body Care	Corporate	Total

United States	242	30	157	–	–	–	56	485
Europe	–	–	–	–	14	–	–	14
Australia	–	–	–	–	26	–	–	26

	242	30	157	–	40	–	56	525

2007 Actions  During 2007, the corporation approved certain actions related to exit, disposal and transformation activities and recognized net charges of $219 related to these actions. Each of these actions was to be completed within a 12-month period after being approved. During 2009, certain of these actions were completed for amounts that differed from those originally estimated. A description of these activities includes the following:

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

•    Recognized net gains associated with the disposal of several asset groupings, the largest of which was a net $19 gain related to the disposition of two International Household and Body Care facilities offset by charges related to various disposition costs primarily associated with the spin off of the Branded Apparel business. Total proceeds from these disposals were $31.

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

62    Sara Lee Corporation and Subsidiaries

The following table summarizes the net charges taken for the exit, disposal and transformation activities approved during 2007 and the related status as of June 27, 2009. The accrued amounts remaining as of the end of 2009 represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2007 actions.

In millions	Employee Termination and Other Benefits	Non-cancelable Lease and Other Contractual Obligations	Losses on Abandonment of Assets	Asset and Business Disposition Actions	Transformation Costs – IT and Other	Total

Exit and disposal costs recognized during 2007	$ 98	$13	$ 1	$(12)	$ 119	$ 219
Cash payments	(30)	(2)	–	(11)	(100)	(143)
Non-cash charges	–	–	(1)	–	(12)	(13)
Asset and business disposition gains	–	–	–	23	–	23

Accrued costs as of June 30, 2007	68	11	–	–	7	86
Cash payments	(40)	(9)	–	–	(7)	(56)
Change in estimate	(3)	2	–	–	–	(1)
Foreign exchange impacts	6	–	–	–	–	6

Accrued costs as of June 28, 2008	31	4	–	–	–	35
Cash payments	(9)	(2)	–	–	–	(11)
Change in estimate	(2)	–	–	–	–	(2)
Foreign exchange impacts	(3)	–	–	–	–	(3)

Accrued costs as of June 27, 2009	$ 17	$ 2	$ –	$ –	$ –	$ 19

The following table summarizes the employee terminations

by location and business segment.

Number of employees	North American Retail	North American Fresh Bakery	North American Foodservice	International Beverage	International Bakery	International Household and Body Care	Corporate	Total

United States	1,576	259	199	–	–	–	17	2,051
Europe	–	–	–	65	118	94	–	277
South America	–	–	–	184	–	–	–	184

	1,576	259	199	249	118	94	17	2,512

Other Restructuring Actions  In periods prior to 2007, the corporation had approved and completed various actions to exit certain defined business activities and lower its cost structure and these actions have had minimal impact on current year results. In 2009 adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned termination actions which increased income from continuing operations before income taxes by $1 and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

As of June 27, 2009, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $25 and represent certain severance obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations.

Note 6 – Common Stock

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2009	2008	2007

Beginning balances	706,359	724,433	760,980
Stock issuances
Stock option and benefit plans	38	1,163	2,556
Restricted stock plans	543	320	2,514
Reacquired shares	(11,390)	(19,669)	(41,730)
Other	108	112	113

Ending balances	695,658	706,359	724,433

Sara Lee Corporation and Subsidiaries    63

Notes to financial statements

Dollars in millions except per share data

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were $306 and $0.44 in 2009, $298 and $0.42 in 2008 and $368 and $0.50 in 2007. The corporation is incorporated in the state of Maryland and under those laws repurchased shares are retired as repurchased.

Note 7 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Cumulative Translation Adjustment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges and Other	Pension/ Post- retirement Liability Adjust- ment	Accu- mulated Other Compre- hensive Income (Loss)

Balance at July 1, 2006	$(661)	$(42)	$(636)	$(1,339)
Spin off of Hanesbrands, Inc.	5	4	58	67
Adjustment to apply SAB No. 108	5	–	–	5
Adjustment to initially apply SFAS No. 158	–	–	(168)	(168)
Disposition of European Meat business	229	–	–	229
Other comprehensive income (loss) activity	275	34	143	452

Balance at June 30, 2007	(147)	(4)	(603)	(754)
Goodwill redenomination	106	–	–	106
Disposition of Mexican Meat business	31	–	–	31
Amortization of net actuarial loss and prior service credit	–	–	27	27
Net actuarial gain arising during the period	–	–	165	165
Other comprehensive income (loss) activity	549	25	–	574

Balance at June 28, 2008	539	21	(411)	149
Measurement date adjustment	–	–	3	3
Amortization of net actuarial loss and prior service credit	–	–	1	1
Net actuarial loss arising during the period	–	–	(220)	(220)
Postretirement plan amendments	–	–	55	55
Other comprehensive income (loss) activity	(561)	(32)	–	(593)

Balance at June 27, 2009	$ (22)	$(11)	$(572)	$ (605)

Note 8 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans. At June 27, 2009, 99.0 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights out of 118.7 million shares originally authorized.

Stock Options  The exercise price of each stock option equals the market price of the corporation’s stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally cliff vest and expense is recognized on a straightline basis during the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2009	2008	2007

Weighted average expected lives	8.0 years	8.0 years	6.1 years
Weighted average risk-free interest rates	3.1%	4.2%	4.8%
Range of risk-free interest rates	3.1%	4.2%	4.7 – 4.9%
Weighted average expected volatility	22.1%	24.3%	22.3%
Range of expected volatility	22.1%	24.3%	21.5 – 22.4%
Dividend yield	3.0%	2.4%	2.8%

The corporation uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions.

A summary of the changes in stock options outstanding under the corporation’s option plans during 2009 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at June 28, 2008	31,931	$18.20	3.2	$ –
Granted	1,880	13.83	–	–
Exercised	(17)	13.32	–	–
Canceled/expired	(6,017)	19.79	–	–
Options outstanding at June 27, 2009	27,777	$17.54	3.0	$ –
Options exercisable at June 27, 2009	22,721	$18.13	1.9	$ –

64    Sara Lee Corporation and Subsidiaries

At June 28, 2008 and June 30, 2007, the number of options exercisable was 27,665 and 38,987, respectively, with weighted average exercise prices of $18.61 and $18.98, respectively. The weighted average grant date fair value of options granted during 2009, 2008 and 2007 was $2.67, $4.36 and $3.23, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was nil, $1 and $5, respectively. The fair value of options that vested during 2009, 2008 and 2007 was $2, $3 and $3, respectively. The corporation received cash from the exercise of stock options during 2009 of less than $1. As of June 27, 2009, the corporation had $4 of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 0.96 years.

Stock Unit Awards  Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. A substantial portion of all RSUs vest solely upon continued future service to the corporation. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the corporation. A summary of the changes in the stock unit awards outstanding under the corporation’s benefit plans during 2009 is presented below:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested share units at June 28, 2008	6,230	$15.63	1.5	$76
Granted	3,408	13.73	–	–
Vested	(729)	16.43	–	–
Forfeited	(331)	14.98	–	–
Nonvested share units at June 27, 2009	8,578	$14.83	1.2	$82
Exercisable share units at June 27, 2009	134	$16.55	4.1	$ 1

The total fair value of share-based units that vested during 2009, 2008 and 2007 was $12, $29 and $66, respectively. The weighted average grant date fair value of share-based units granted during 2009, 2008 and 2007 was $13.73, $16.32 and $17.63. As of June 27, 2009, the corporation had $36 of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.76 years.

Expense Recognized for All Stock-Based Compensation  For all share-based payments during 2009, 2008 and 2007, the corporation recognized total compensation expense of $41, $38 and $41 and recognized a tax benefit of $12, $10 and $10, respectively. The corporation will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

Note 9 – Employee Stock Ownership Plans (ESOP)

The corporation maintains an ESOP that holds common stock of the corporation and provides a retirement benefit for nonunion domestic employees. During 2009, 2008 and 2007, the Sara Lee ESOP unallocated common stock received total dividends of $4 or $0.43 per share, $4 or $0.41 per share and $4 or $0.50 per share, respectively. The purchase of the original stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004, and only loans from the corporation to the ESOP remain. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan.

Sara Lee ESOP-related expenses amounted to $5 in 2009, $7 in 2008 and $11 in 2007. Payments to the Sara Lee ESOP were $11 in 2009, $16 in 2008 and $19 in 2007.

Note 10 – Minority Interest in Subsidiaries

Minority interest in subsidiaries in 2009 consists of the equity interest of minority investors in consolidated subsidiaries of the corporation. The corporation’s consolidated minority interest expense of $11 in 2009, $10 in 2008 and $8 in 2007 is recorded in “Selling, general and administrative expenses” in the Consolidated Statements of Income.

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

Options to purchase 27.7 million shares of common stock at June 27, 2009, 28.2 million shares of common stock at June 28, 2008 and 35.2 million shares of common stock at June 30, 2007 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock, and therefore anti-dilutive. Additionally, in 2008, no potential common shares have been included in the computation of diluted loss per share as these shares are anti-dilutive.

The following is a reconciliation of net income (loss) to net income (loss) per share – basic and diluted – for the years ended June 27, 2009, June 28, 2008 and June 30, 2007:

Shares in millions	2009	2008	2007
Income (loss) from continuing operations	$ 364	$ (41)	$ 440
Income (loss) from discontinued operations	–	(14)	48
Gain (loss) on sale of discontinued operations	–	(24)	16
Net income (loss)	$ 364	$ (79)	$ 504
Average shares outstanding – basic	701	715	741
Dilutive effect of stock compensation	2	–	2
Diluted shares outstanding	703	715	743
Income (loss) from continuing operations per share
Basic	$0.52	$(0.06)	$0.59
Diluted	$0.52	$(0.06)	$0.59
Net income (loss) from discontinued operations per share
Basic	$0.00	$(0.05)	$0.09
Diluted	$0.00	$(0.05)	$0.09
Net income (loss) per share
Basic	$0.52	$(0.11)	$0.68
Diluted	$0.52	$(0.11)	$0.68

Note 12 – Long-Term Debt

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

	Maturity Date	2009	2008

Senior debt – fixed rate
6.5% notes	2009	$ –	$ 150
7.05% – 7.71% notes	2010	25	25
6.25% notes	2012	1,110	1,110
3.875% notes	2013	500	500
10% zero coupon notes	2014	12	11
10% – 14.25% zero coupon notes	2015	57	50
6.125% notes	2033	500	500

Total senior debt		2,204	2,346
Senior debt – variable rate
Euro denominated – euro interbank offered rate (EURIBOR) plus .10%	2009	–	394
Euro denominated – euro interbank offered rate (EURIBOR) plus 1.75%	2011	399	–

Total senior debt		2,603	2,740
Obligations under capital lease		60	61
Other debt		119	103

Total debt		2,782	2,904
Unamortized discounts		(7)	(6)
Hedged debt adjustment to fair value		25	10

Total long-term debt		2,800	2,908
Less current portion		55	568

		$2,745	$2,340

Payments required on long-term debt during the years ending 2010 through 2014 are $55, $425, $1,164, $528 and $25, respectively. The corporation made cash interest payments of $174, $249 and $266 in 2009, 2008 and 2007, respectively.

Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years. The gross book value of capital lease assets included in property at June 27, 2009 and June 28, 2008 was $130 and $118, respectively. The net book value of capital lease assets included in property at June 27, 2009 and June 28, 2008 was $60 and $61, respectively.

66    Sara Lee Corporation and Subsidiaries

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at June 27, 2009 were as follows:

	Capital Leases	Operating Leases
2010	$ 27	$101
2011	18	75
2012	13	52
2013	6	35
2014	3	25
Thereafter	5	86
Total minimum lease payments	72	$374
Amounts representing interest	(12)

Present value of net minimum payments	60
Current portion	19

Noncurrent portion	$ 41

Depreciation expense of capital lease assets was $22 in 2009, $20 in 2008 and $27 in 2007. Rental expense under operating leases was $143 in 2009, $146 in 2008 and $130 in 2007.

Contingent Lease Obligation  The corporation is contingently liable for leases on property operated by others. At June 27, 2009, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $135. The minimum annual rentals under these leases are $28 in 2010, $22 in 2011, $17 in 2012, $14 in 2013, $12 in 2014 and $42 thereafter. The two largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. and certain leases related to the corporation’s U.K. Apparel operations that have been sold. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2009 was $12. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on either the Coach, Inc. leases or the U.K. Apparel leases.

Note 14 – Credit Facilities

The corporation has a $1.85 billion credit facility that had an annual fee of 0.08% as of June 27, 2009. This agreement supports commercial paper borrowings and other financial instruments. The corporation’s credit facility and debt agreements contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the corporation is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended June 27, 2009, the corporation’s interest coverage ratio was 8.4 to 1.0.

Selected data on the corporation’s short-term obligations follow:

	2009	2008	2007

Maximum month-end borrowings	$469	$280	$1,348
Average borrowings during the year	291	56	271
Year-end borrowings	20	280	23
Weighted average interest rate during the year	3.7%	3.9%	5.2%
Weighted average interest rate at year-end	6.7	3.1	3.9

Note 15 – Intangible Assets and Goodwill

The primary components of the corporation’s intangible assets reported in continuing operations and the related amortization expense are as follows:

	Gross	Accumulated Amortization	Net Book Value
2009
Intangible assets subject to amortization
Trademarks and brand names	$ 703	$322	$ 381
Customer relationships	427	229	198
Computer software	385	258	127
Other contractual agreements	32	21	11
	$1,547	$830	717
Trademarks and brand names not subject to amortization			89
Net book value of intangible assets			$ 806
2008
Intangible assets subject to amortization
Trademarks and brand names	$ 864	$331	$ 533
Customer relationships	440	208	232
Computer software	394	244	150
Other contractual agreements	32	21	11
	$1,730	$804	926
Trademarks and brand names not subject to amortization			95
Net book value of intangible assets			$1,021

Sara Lee Corporation and Subsidiaries    67

Notes to financial statements

Dollars in millions except per share data

The year-over-year change in the value of trademarks and brand names is primarily due to changes in foreign currency exchange rates. The amortization expense reported in continuing operations for intangible assets subject to amortization was $112 in 2009, $120 in 2008 and $112 in 2007. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $107 in 2010, $105 in 2011, $56 in 2012, $44 in 2013 and $34 in 2014. At June 27, 2009, the weighted average remaining useful life for trademarks is 15 years; customer relationships is 16 years; computer software is 3 years; and other contractual agreements is 2 years.

During 2009, the corporation recognized impairment charges of $79 related to certain trademarks associated with the International Bakery segment. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” In 2009, trademarks of $8 and customer relationships and other contractual agreements of $3 were recognized with the acquisition of the Café Moka beverage business in Brazil.

During 2008, the corporation recognized impairment charges of $13 related to certain trademarks that are related to the North American Retail segment. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

During 2007, the corporation recognized impairment charges of $26 and $16 related to certain trademarks that are used in the International Beverage and North American Fresh Bakery segments, respectively. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.” In addition, as a result of the annual impairment review, the corporation concluded that certain trademarks were no longer indefinite-lived and amortization was initiated. Trademarks of $28 and certain other intangible assets of $2 were acquired in 2007 in the International Household and Body Care segment.

Goodwill  In 2009,  the International Beverage segment acquired Café Moka, a Brazilian based producer and wholesaler of coffee, and recognized $18 of goodwill.

In 2009, non-deductible goodwill of $107 and $124 was impaired in the North American foodservice beverage and Spanish bakery reporting units, respectively. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

In 2008, non-deductible goodwill of $382 and $400 was impaired in the North American foodservice bakery and Spanish bakery reporting units, respectively. These charges are more fully described in Note 3 to the Consolidated Financial Statements, “Impairment Charges.”

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

The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2009 and 2008 are as follows:

	North American Retail	North American Fresh Bakery	North American Foodservice	International Beverage	International Bakery	International Household and Body Care	Total

Net book value at June 30, 2007	$102	$284	$ 954	$193	$ 622	$543	$2,698
Impairments	–	–	(382)	–	(400)	–	(782)
Reclass to net assets held for sale	–	–	(19)	–	–	–	(19)
Reallocation	–	3	48	–	(51)	–	–
Redenomination	–	–	–	24	63	19	106
Foreign exchange/other	–	–	–	46	110	64	220

Net book value at June 28, 2008	$102	$287	$ 601	$263	$ 344	$626	$2,223
Impairments	–	–	(107)	–	(124)	–	(231)
Acquisition	–	–	–	18	–	–	18
Foreign exchange/other	1	–	–	(51)	(39)	(58)	(147)

Net book value at June 27, 2009	$103	$287	$ 494	$230	$ 181	$568	$1,863

68    Sara Lee Corporation and Subsidiaries

Note 16 – Contingencies and Commitments

Contingent Asset  The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation will receive an annual cash payment of 95 euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through July 15, 2009. The contingencies associated with the 2009 and prior payments passed in the first quarter of each fiscal year and the corporation received the annual payments and recorded income in the contingent sales proceeds line in the Consolidated Statements of Income. The payments received increased diluted earnings per share by $0.21 in 2009, $0.18 in 2008 and $0.16 in 2007. Tobacco continued to be legal in the required countries through the date of filing these financial statements and the corporation will recognize income associated with the final scheduled payment in the first quarter of 2010.

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

The complainants and the corporation have filed motions for reconsideration – the corporation seeking a final judgment and outright dismissal of the case, instead of a remand to the arbitrator; and complaints seeking to reinstate the original arbitrator’s judgment against the defendants, including the corporation. The respective motions for reconsideration have been fully briefed by the parties and we await the NLRC’s rulings.

The corporation’s request to the Court of Appeals to reconsider its decision to require that the bond related to the arbitrator’s original ruling be set at approximately $25 has been denied. On December 10, 2007, the corporation petitioned the Supreme Court for review, arguing, among other things, that the appellate court’s decision is now moot in light of the December 19, 2006 ruling by the NLRC setting aside the underlying judgment. Plaintiffs also petitioned the Supreme Court for review, arguing, among other things, that the appellate court’s decision should be modified to require plaintiffs to post the entire monetary award. No additional bond posting is required until all allowable appeals have been exhausted. On March 24, 2008, the Supreme Court issued a resolution requiring all parties to file comments on their respective petitions. The parties have already filed their respective comments to the pending petitions with the Supreme Court and await a decision. The corporation continues to believe that the plaintiffs’ claims are without merit; however, it is reasonably possible that this case will be ruled against the corporation and have a material adverse impact on the corporation’s financial position, results of operations or cash flows.

American Bakers Association (ABA) Retirement Plan  The corporation is a participating employer in the American Bakers Association Retirement Plan. In 1979, the Pension Benefit Guaranty Corporation (PBGC) determined that the ABA plan was an aggregate of single-employer pension plans rather than a multiple employer plan. Under the express terms of the ABA plan’s governing documents, the corporation’s contributions can only be used to pay for the benefits of its own employee-participants. Based upon the 1979 PBGC determination and the advice of counsel, the corporation has recognized its obligations under the plan as if it participated in a single-employer defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, “Employers Accounting for Pensions.”

In August 2006, the PBGC reversed its 1979 determination and concluded that the ABA plan is and always has been a multiple employer plan in which the participating parties share in the plan underfunding. During its bankruptcy proceedings, the other major participating employer in the ABA plan, who subsequently withdrew from the ABA plan, reached an agreement with the PBGC in connection with its underfunding.

Sara Lee Corporation and Subsidiaries    69

Notes to financial statements

Dollars in millions except per share data

The PBGC’s position, if upheld, will inure to its financial benefit by allowing the PBGC to avoid assuming a substantial portion of ABA plan’s underfunding, approximately $60 – $80 of which the corporation estimates it could be held responsible for approximately half. The corporation has initiated litigation seeking to overturn the August 2006 PBGC determination and intends to vigorously defend the position that it is responsible only for the obligations related to its current and former employees. The corporation continues to believe that the PBGC’s August 2006 determination is without merit; however, it is reasonably possible that a court may rule against the corporation, which would have a material adverse impact on the corporation’s financial position, results of operations or cash flows.

Hanesbrands Inc.  In September 2006, the corporation spun off its branded apparel business into an independent publicly-traded company named Hanesbrands Inc. (“HBI”). In connection with the spin off, the corporation and HBI entered into a tax sharing agreement that governs the allocation of tax assets and liabilities between the parties. HBI has initiated binding arbitration claiming that it is owed $72 from the corporation under the tax sharing agreement. The corporation believes HBI’s claims are without merit and is vigorously contesting the matter.

Multi-Employer Pension Plans  The corporation participates in various multi-employer pension plans that provide retirement benefits to certain employees covered by collective bargaining agreements (MEPP). MEPPs are managed by trustee boards comprised of participating employer and labor union representatives, and participating employers are jointly responsible for any plan underfunding. The corporation’s MEPP contributions are established by the applicable collective bargaining agreements; however, our required contributions may increase based on the funded status of the plan and the provisions of the Pension Protection Act, which requires substantially underfunded MEPPs to implement rehabilitation plans to improve funded status. Factors that could impact funded status of a MEPP include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions. In addition to regular scheduled contributions, the corporation could be obligated to make additional contributions (known as a complete or partial withdrawal liability) if a MEPP has unfunded vested benefits. These complete or partial withdrawal liabilities would be triggered if the corporation ceases to make contributions to that MEPP, either completely or with respect to only one or more collective bargaining units. The withdrawal liability would equal the corporation’s proportionate share of the unfunded vested benefits, based on the year in which the withdrawal liability is triggered. The corporation believes that certain of the MEPPs in which we participate have unfunded vested benefits. Due to uncertainty regarding future factors that could trigger withdrawal liability, such as the corporation’s decision to close a plant or the dissolution of a collective bargaining unit, we are unable to determine the amount and timing of the corporation’s future withdrawal liability, if any, or whether the corporation’s participation in these MEPPs could have any material adverse impact on its financial condition, results of operations or liquidity. The corporation’s regular scheduled contributions to MEPPs totaled $49 in 2009, $48 in 2008 and $47 in 2007. The corporation has incurred withdrawal liabilities of approximately $31 in 2009, and immaterial amounts in 2008 and 2007.

Competition Law  During the past few years, competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer products companies. These investigations usually continue for several years and, if violations are found, may result in substantial fines. In connection with these investigations, Sara Lee’s Household and Body Care business operating in Europe has received requests for information, made employees available for interviews, and been subjected to unannounced inspections by various competition authorities. To date, except for the previously disclosed €5.5 fine imposed by the German cartel authorities in February 2008, no formal charges have been brought against Sara Lee concerning the substantive conduct that is the subject of these investigations. Our practice is to comply with all laws and regulations applicable to our business, including the antitrust laws, and to cooperate with relevant regulatory authorities. Based on currently available information, it is reasonably possible the corporation may be subject to additional fines and, with respect to two of the investigations, it is likely that we will receive notice of fines by calendar year end. However, at this time, we are unable to estimate the impact of these fines, if any, on our consolidated financial statements.

Purchase Commitments  During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. However, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. A significant portion of these purchase commitments expire by December 2009 and, using hog pricing at June 27, 2009, the corporation has approximately $61 of commitments remaining under these contracts.

70    Sara Lee Corporation and Subsidiaries

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

The material guarantees for which the maximum potential amount of future payments can be determined, are as follows:

•    The corporation is contingently liable for leases on property operated by others. At June 27, 2009, the maximum potential amount of future payments that the corporation could be required to make if all the current operators default is $135. This contingent obligation is more completely described in Note 13 to the Consolidated Financial Statements, “Leases”.

•    The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $16. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

Additionally, the corporation has pledged as collateral, a manufacturing facility in Brazil in connection with a tax dispute in that country.

Note 18 – Financial Instruments

Background Information  The corporation uses derivative financial instruments, including forward exchange, futures, options and swap contracts, to manage its exposures to foreign exchange, commodity prices and interest rate risks. The use of these derivative financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives.

The corporation recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet. The corporation uses either hedge accounting or mark-to-market accounting for its derivative instruments. For derivatives that qualify for hedge accounting, the corporation designates these derivatives as fair value, cash flow or net investment hedges by formally documenting the hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions.

As noted above, the corporation uses derivative financial instruments to manage its exposure to commodity prices. A commodity derivative not declared a hedge in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” is accounted for under mark-to-market accounting with changes in fair value recorded in the Consolidated Statements of Income. Prior to 2009, gains and losses on unrealized commodity derivatives accounted for under mark-to-market accounting were included in segment operating income. In 2009, the corporation now includes these unrealized mark-to-market gains and losses in general corporate expenses until such time that the exposure being hedged affects the earnings of the business segment. At that time, the cumulative gain or loss previously recorded in general corporate expenses for the derivative instrument will be reclassified into the business segment’s results.

On the date the derivative is entered into, the corporation designates the derivative as one of the following types of hedging instruments and accounts for the derivative as follows:

Sara Lee Corporation and Subsidiaries    71

Notes to financial statements

Dollars in millions except per share data

Fair Value Hedge  A hedge of a recognized asset or liability or an unrecognized firm commitment is declared as a fair value hedge which qualify for hedge accounting. For fair value hedges, both the effective and ineffective portions of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and are reported in the Consolidated Statements of Income on the same line as the hedged item.

Cash Flow Hedge  A hedge of a forecasted transaction, firm commitment or of the variability of cash flows to be received or paid related to a recognized asset or liability is declared a cash flow hedge. Cash flow hedges qualify for hedge accounting. The effective portion of the change in the fair value of the derivative that is declared as a cash flow hedge is recorded in accumulated other comprehensive income (within common stockholders’ equity) and later reclassified to the income statement at the same time the underlying hedged item impacts the income statement. In addition, both the fair value of changes excluded from the corporation’s effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in “Selling, general and administrative expenses” line in the Consolidated Statements of Income.

Net Investment Hedge  A hedge of the exposure of changes in the underlying foreign currency denominated subsidiary net assets is declared as a net investment hedge. Net investment hedges qualify for hedge accounting. Net investment hedges can include either derivative or non-derivative instruments including non-U.S. dollar financing transactions or non-U.S. dollar assets or liabilities, including intercompany loans. The effective portion of the change in the fair value of net investment hedges is recorded in the cumulative translation adjustment account within common stockholders’ equity. At June 27, 2009 the U.S. dollar equivalent of intercompany loans designated as net investment hedges was $3.2 billion.

Mark-to-Market Hedge  A derivative that is not qualified for hedge accounting in one of the categories above is accounted for under mark-to-market accounting and referred to as a mark-to-market hedge. Changes in the fair value of a mark-to-market hedge are recognized in the Consolidated Statements of Income to act as an economic hedge against the changes in the values of another item or transaction. Changes in the fair value of derivatives classified as mark-to-market hedges are reported in earnings in either the “Cost of sales” or “Selling, general and administrative expenses” lines of the Consolidated Statements of Income where the change in value of the underlying transaction is recorded.

Types of Derivative Instruments

Interest Rate and Cross Currency Swaps  To manage interest rate risk, the corporation has entered into interest rate swaps that effectively convert certain fixed-rate debt instruments into floating-rate debt instruments. Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges. The corporation utilizes interest rate swap derivatives in order to maintain a targeted amount of both fixed-rate and floating-rate long term debt and notes payable. Currently the corporation has a fixed interest rate on approximately 70% of long-term debt and notes payable issued.

The corporation has issued certain foreign-denominated debt instruments and utilizes cross currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt. Cross currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges. As of June 27, 2009, the total notional amount of the corporation’s interest rate swaps and cross currency swaps were $385 and $786, respectively.

In 2009, in connection with the funding of the anticipated retirement of the 6.25% notes in September 2011, the corporation executed a $50 forward starting swap to effectively fix the cash flows related to interest payments on the anticipated debt issuance.

Currency Forward Exchange, Futures and Option Contracts  The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product-sourcing transactions, foreign-denominated investments and other known foreign currency exposures. Gains and losses on the derivative instruments are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year to eighteen months. Forward currency exchange contracts which are effective at hedging the fair value of a recognized asset or liability are designated and accounted for as fair value hedges. All remaining currency forward and options contracts are accounted for as mark-to-market hedges.

The principal currencies hedged by the corporation include the European euro, British pound, Danish krone, Hungarian forint, U.S. dollar, Swiss franc and Australian dollar. As of June 27, 2009, the net U.S. dollar equivalent of commitments to purchase and sell foreign currencies is $2,374 and $2,347, respectively, using the exchange rate at the reporting date. The corporation hedges virtually all foreign exchange risk derived from recorded transactions and firm commitments and only hedges foreign exchange risk related to anticipated transactions where the exposure is potentially significant.

72    Sara Lee Corporation and Subsidiaries

The corporation has held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. As of June 27, 2009 there are no foreign exchange option contracts outstanding.

Commodity Futures and Options Contracts  The corporation uses commodity futures and options to hedge commodity price risk. The principal commodities hedged by the corporation include hogs, beef, natural gas, diesel fuel, coffee, corn, wheat and other ingredients. The corporation does not use significant levels of commodity financial instruments to hedge commodity prices and primarily relies upon fixed rate supplier contracts to determine commodity pricing. In circumstances where commodity-derivative instruments are used, there is a high correlation between the commodity costs and the derivative instruments. For those instruments where the commodity instrument and underlying hedged item correlate between 80 – 125%, the corporation accounts for those contracts as cash flow hedges. However, the majority of commodity derivative instruments are accounted for as mark-to-market hedges.

As of June 27, 2009 the total notional amount of commodity futures and option contracts was $150 and $16, respectively. The notional amount of commodity futures contracts is determined by the initial cost of the contracts while the notional amount of options contracts is determined by the delta adjusted value as of period end.

The corporation only enters into futures and options contracts that are traded on established, well-recognized exchanges that offer high liquidity, transparent pricing, daily cash settlement and collateralization through margin requirements.

Cash Flow Presentation  The settlement of derivative contracts related to the purchase of inventory, commodities or other hedged items that utilize hedge accounting are reported in the Consolidated Statements of Cash Flows as an operating cash flow, while those derivatives that utilize the mark-to-market hedge accounting model are reported in investing activities when those contracts are realized in cash. Fixed to floating rate swaps are reported as a component of interest expense and therefore are reported in cash flow from operating activities similar to how cash interest payments are reported. The portion of the gain or loss on a cross currency swap that offsets the change in the value of interest expense is recognized in cash flow from operations, while the gain or loss on the swap that is offsetting the change in value of the debt is classified as a financing activity in the Consolidated Statement of Cash Flows.

Contingent Features/Concentration of Credit Risk  All of the corporation’s derivative instruments are governed by the International Swaps and Derivatives Association (i.e. ISDA) master agreement, requiring the corporation to maintain an investment grade credit rating from both Moody’s and Standard & Poor’s credit rating agencies. If the corporation’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate collateralization on the derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on June 27, 2009, is $301 for which the corporation has posted no collateral. If the credit-risk-related contingent features underlying these agreements were triggered on June 27, 2009, the corporation would be required to post collateral of, at most, $301 with its counterparties.

A large number of major international financial institutions are counterparties to the corporation’s financial instruments including cross currency swaps, interest rate swaps, and currency exchange forwards and swaps. The corporation enters into financial instrument agreements only with counterparties meeting very stringent credit standards (a credit rating of A-/A3 or better), limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continually monitored. While the corporation may be exposed to credit losses in the event of nonperformance by individual counterparties of the entire group of counterparties, it has not recognized any losses with these counterparties in the past and does not anticipate material losses in the future.

Trade accounts receivable due from customers that the corporation considers highly leveraged were $138 at June 27, 2009 and $158 at June 28, 2008.

Fair Value Measurements  Effective the beginning of 2009, the corporation implemented SFAS 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for its measurement, and expands disclosures about fair value measurements. The adoption of SFAS 157 did not have an impact on the measurement of the corporation’s financial assets and liabilities, but did result in additional disclosures.

In 2007, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS 157-2 (FSP 157-2), which provided a one year deferral for the implementation of SFAS 157 for non-financial assets and liabilities measured at fair value that are recorded or disclosed on a non-recurring basis. The corporation elected to apply the FSP 157-2 deferral, and accordingly, will not apply SFAS 157 to its goodwill impairment testing, indefinite-lived intangibles impairment testing, other long-lived assets, and non-financial assets or liabilities measured at fair value in business acquisitions, until fiscal 2010. The corporation does not believe the implementation of SFAS 157 for our non-financial assets and liabilities will have a material impact on the consolidated financial statements, but we do expect it will impact the way we determine the fair value of goodwill, indefinite long-lived intangible assets and other long-lived assets.

Sara Lee Corporation and Subsidiaries    73

Notes to financial statements

Dollars in millions except per share data

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. SFAS 157 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The SFAS 157 fair value hierarchy is defined as follows:

Level 1 – Unadjusted Quoted Prices  Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities. An example would be a marketable equity security that is traded on a major stock exchange.

Level 2 – Pricing Models with Significant Observable Inputs

Valuations are based on information derived from either an active market quoted price, which may require further adjustment based on the attributes of the financial asset or liability being measured, or an inactive market transaction. Circumstances when adjustments to market quoted prices may be appropriate include (i) a quoted price for an actively traded equity investment that is adjusted for a contractual trading restriction, or (ii) the fair value derived from a trade of an identical or similar security in an inactive market. An interest rate swap derivative valued based on a LIBOR swap curve is an example of a level 2 asset or liability.

Level 3 – Pricing Models with Significant Unobservable Inputs

Valuations are based on internally derived assumptions surrounding the timing and amount of expected cash flows for the financial instrument, which are significant to the overall fair value measurement. These assumptions are unobservable in either an active or inactive market. The inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date. A goodwill impairment test that utilizes an internally developed discounted cash flow model is an example of a level 3 asset or liability.

Effective the beginning of fiscal 2009, the corporation implemented SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which allows companies the option to report selected financial assets and financial liabilities at fair value. The adoption of SFAS 159 had no impact on the consolidated financial statements as the corporation did not elect the fair value option.

The carrying amounts of cash and equivalents, trade accounts receivables, accounts payable, derivative instruments and notes payable approximate fair values.

The fair values and carrying amounts of long-term debt, including the current portion, at June 27, 2009 was $2,796 and $2,800 and at June 28, 2008 was $2,929 and $2,908 respectively.

Information on the location and amounts of derivative fair values in the Condensed Consolidated Balance Sheet at June 27, 2009 and June 28, 2008 is as follows:

	Other Current Assets		Other Non-Current Assets		Accrued Liabilities – Other		Other Non-Current Liabilities

	2009	2008	2009	2008	2009	2008	2009	2008

Derivatives designated as hedging instruments under Statement 133
Interest rate contracts[2]	$ 3	$ 1	$30	$9	$ –	$ –	$ –	$ –
Foreign exchange contracts[2]	1	–	–	–	8	3	249	308
Commodity contracts[1]	1	1	–	–	–	–	–	–

Total derivatives designated as hedges	5	2	30	9	8	3	249	308

Derivatives not designated as hedging instruments under Statement 133
Foreign exchange contracts[2]	67	38	–	–	44	31	–	–
Commodity contracts[1]	1	32	–	–	–	–	–	–

Total derivatives not designated as hedges	68	70	–	–	44	31	–	–

Total derivatives	$73	$72	$30	$9	$52	$34	$249	$308

1	Categorized as level 1: Fair value of level 1 assets and liabilities as of June 27, 2009 are $2 and $0 and June 28, 2008 are $33 and $0, respectively.
2	Categorized as level 2: Fair value of level 2 assets and liabilities as of June 27, 2009 are $101 and $301 and June 28, 2008 are $48 and $342, respectively.

74    Sara Lee Corporation and Subsidiaries

Information on the location and amounts of derivative gains and losses in the Consolidated Statements of Income for the year ended June 27, 2009 is as follows:

		Gain or (Loss) Recognized in Income on Derivatives		Gain or (Loss) Recognized in Income on Hedged Item

		Location	Amount	Location	Amount

Fair Value Derivatives
Interest rate contracts		Interest income	$29	Interest expense	$(17)
Foreign exchange contracts		Selling, general and administrative expenses	13	Selling, general and administrative expenses	(8)

Total			$42		$(25)

	Gain (Loss) Recognized in OCI on Derivative (effective portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (effective portion)		Gain (Loss) Recognized in Income on Derivative (ineffective portion and amount excluded from effectiveness testing)

	Amount	Location	Amount	Location	Amount

Cash Flow Derivatives
Interest rate contracts	$ 4	N/A	$ –	N/A	$ –
Foreign exchange contracts	24	Selling, general and administrative expenses	62	Interest expense	(10)
Commodity contracts	(25)	Cost of sales	(17)	Selling, general and administrative expenses	(2)

Total	$ 3		$ 45		$ (12)

At June 27, 2009 the maximum maturity date of any cash flow hedge was approximately four years principally related to two cross currency swaps that mature in 2012 and 2013. The corporation expects to reclassify into earnings during the next twelve months net losses from Accumulated Other Comprehensive Income of approximately $2 at the time the underlying hedged transaction is recognized in the Consolidated Statement of Income.

	Gain (Loss) Recognized in OCI on Derivative (effective portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (effective portion)		Gain (Loss) Recognized in Income on Derivative (ineffective portion and amount excluded from effectiveness testing)

	Amount	Location	Amount	Location	Amount

Net Investment Derivatives
Foreign exchange contracts	$407	N/A	$–	N/A	$–

Total	$407		$–		$–

		Gain (Loss) Recognized in Income on Derivative

		Location	Amount

Derivatives Not Designated as Hedging Instruments under Statement 133
Foreign exchange contracts		Cost of sales	$ (3)
Foreign exchange contracts		Selling, general and administrative expenses	(138)
Commodity contracts		Cost of sales	(29)
Commodity contracts		Selling, general and administrative expenses	(29)

Total			$(199)

Sara Lee Corporation and Subsidiaries    75

Notes to financial statements

Dollars in millions except per share data

Note 19 – Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

On June 30, 2007, the corporation adopted certain of the provisions of the new accounting rules related to an employers’ accounting for defined benefit pension and other postretirement plans. Additionally, in 2009 the corporation adopted the measurement date provisions related to those same rules. See Note 2 – “Summary of Significant Accounting Policies” for additional information regarding the impact of the adoption of these new accounting rules.

Measurement Date and Assumptions  A fiscal year end measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans. Previously the corporation had utilized a measurement date of March 31. However, the new accounting rules related to pensions requires entities to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. As such, the company adopted the new measurement date provisions in fiscal 2009. The impact of adopting the measurement date provision was recorded in 2009 as an adjustment to beginning of year retained earnings of $(15), net of tax. The adjustment to retained earnings represents the net periodic benefit costs for the period from March 28, 2008 to June 28, 2008, the end of the previous fiscal year, which was determined using the 15-month approach to proportionally allocate the net periodic benefit cost to this period.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations were as follows:

	2009	2008	2007

Net periodic benefit cost
Discount rate	6.3%	5.4%	5.1%
Long-term rate of return on plan assets	6.9	6.7	6.8
Rate of compensation increase	3.7	3.8	3.9
Plan obligations
Discount rate	6.5%	6.3%	5.4%
Rate of compensation increase	3.4	3.7	3.8

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Salary increase assumptions are based upon historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities and other plan investments will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

Net Periodic Benefit Cost and Funded Status  The components of the net periodic benefit cost for continuing operations were as follows:

	2009	2008	2007

Components of defined benefit
net periodic benefit cost
Service cost	$66	$91	$97
Interest cost	257	267	253
Expected return on assets	(268)	(293)	(279)
Amortization of
Prior service cost	8	8	8
Net actuarial loss	11	34	62

Net periodic benefit cost	$74	$107	$141

The corporation also recognized settlement losses of $2 in 2009 and $16 in 2008, $15 of which related to the settlement of a pension plan in the U.K. and is reported as part of discontinued operations in 2008. It also recognized settlement, curtailment and termination losses of $12 in 2007 as a result of the termination of certain foreign employees due to plant closures and employee terminations in the U.S.

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2010 is $7 and $54, respectively.

The net periodic benefit cost of the corporation’s defined benefit pension plans in 2009 was $33 lower than in 2008. The decline was primarily due to a $23 reduction in amortization of net actuarial losses due to net actuarial gains in the prior year, which reduced the amount subject to amortization; and a $25 reduction in service cost due to headcount reductions versus the prior year.

76    Sara Lee Corporation and Subsidiaries

The net periodic benefit cost of the corporation’s defined benefit pension plans in 2008 was $34 lower than in 2007. The decline was primarily due to a $28 reduction in amortization of net actuarial losses due to net actuarial gains in the prior year, which reduced the amount subject to amortization; and a $6 reduction in service cost due to headcount reductions versus the prior year.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

	2009	2008

Projected benefit obligation
Beginning of year	$4,744	$4,926
Service cost	66	91
Interest cost	257	267
Plan amendments	2	6
Benefits paid	(225)	(241)
Elimination of early measurement date	32	–
Participant contributions	3	3
Actuarial (gain) loss	(179)	(476)
Settlement/curtailment	(2)	(87)
Foreign exchange	(480)	255

End of year	4,218	4,744

Fair value of plan assets
Beginning of year	4,423	4,346
Actual return on plan assets	(315)	(27)
Employer contributions	306	175
Participant contributions	3	3
Benefits paid	(225)	(241)
Settlement	(3)	(88)
Elimination of early measurement date	22	–
Hanesbrands spin off adjustment	–	(3)
Foreign exchange	(459)	258

End of year	3,752	4,423

Funded status	$(466)	$(321)

Amounts recognized on the
consolidated balance sheets
Noncurrent asset	$133	$93
Accrued liabilities	(4)	(9)
Pension obligation	(595)	(405)

Net liability recognized	$(466)	$(321)

Amounts recognized in accumulated
other comprehensive income
Unamortized prior service cost	$74	$93
Unamortized actuarial loss, net	883	570

Total	$957	$663

The underfunded status of the plans increased from $321 in 2008 to $466 in 2009, due to a $671 decline in plan assets which was only partially offset by a $526 reduction in the projected benefit obligation. The decline in plan assets was the result of losses incurred during the year and the negative impact of changes in foreign currency exchange rates, partially offset by a $131 increase in employer contributions. The decline in the projected benefit obligation was due to changes in foreign currency exchange rates and $179 of actuarial gains resulting from, in part, an increase in the discount rate.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2009 and 2008 were $4,089 and $4,543, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

	2009	2008

Projected benefit obligation	$2,878	$3,009
Accumulated benefit obligation	2,809	2,945
Fair value of plan assets	2,283	2,603

Plan Assets, Expected Benefit Payments and Funding  The allocation of pension plan assets as of the respective year-end measurement dates is as follows:

	2009	2008

Asset category
Equity securities	24%	40%
Debt securities	63	46
Real estate	3	2
Cash and other	10	12

Total	100%	100%

Sara Lee Corporation and Subsidiaries    77

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

Pension assets at the 2009 and 2008 measurement dates do not include any direct investment in the corporation’s debt or equity securities. The allocation of plan assets in 2009 generally reflects the anticipated future allocation of plan assets although the corporation has targeted a slightly higher percentage of assets to be invested in equities versus debt securities.

Substantially all pension benefit payments are made from assets of the pension plans. Using foreign currency exchange rates as of June 27, 2009 and expected future service, it is anticipated that the future benefit payments will be as follows: $230 in 2010, $227 in 2011, $236 in 2012, $245 in 2013, $257 in 2014 and $1,443 from 2015 to 2019.

At the present time, the corporation expects to contribute approximately $180 of cash to its pension plans in 2010. During 2006, the corporation entered into an agreement with the plan trustee to fully fund certain U.K. pension obligations by 2015. The anticipated 2010 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with certain local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

Defined Contribution Plans  The corporation sponsors defined contribution plans, which cover certain salaried and hourly employees. The corporation’s cost is determined by the amount of contributions it makes to these plans. The amounts charged to expense for contributions made to these defined contribution plans totaled $43 in 2009, $43 in 2008 and $38 in 2007.

Multi-employer Plans  The corporation participates in multi-employer plans that provide defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. These contributions were $49 in 2009, $48 in 2008 and $47 in 2007. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

The corporation recognized a partial withdrawal liability in 2009 as a result of the cessation of contributions to a multi-employer pension plan with respect to one collective bargaining unit. The corporation has recognized a $31 charge to income in 2009 to establish the estimated partial withdrawal liability, with $13 recognized in Cost of sales and $18 recognized in Selling, general and administrative expenses in the Consolidated Statements of Income. The entire charge is recognized in the results of the North American Fresh Bakery segment.

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

During 2009, the corporation entered into a new collective labor agreement in the Netherlands which eliminated post retirement health care benefits for certain employee groups, while also reducing benefits provided to others. The elimination of benefits resulted in the recognition of a curtailment gain of $17 related to a portion of the unamortized prior service cost credit which was reported in accumulated other comprehensive income. The plan changes also resulted in a $32 reduction in the accumulated post retirement benefit obligation with an offset to accumulated other comprehensive income.

78    Sara Lee Corporation and Subsidiaries

During the third quarter of 2009, the corporation approved a change to its U.S. postretirement medical plan. Effective January 1, 2010 the corporation will no longer subsidize retiree medical coverage for U.S. salaried employees and retirees. After this date, retirees will have access to medical coverage but will have to pay 100% of the premium. This change resulted in the recognition of a negative plan amendment which is discussed in more detail below.

On June 30, 2007, the corporation adopted certain of the provisions of new accounting rules related to an employers’ accounting for defined benefit pension and other postretirement plans. See Note 2 – “Summary of Significant Accounting Policies” for additional information regarding the impact of the adoption of these new accounting rules and the related disclosure requirements.

Measurement Date and Assumptions  Beginning in 2009, a fiscal year end measurement date is utilized to value plan assets and obligations for the corporation’s postretirement health-care and life-insurance plans pursuant to the new accounting rules. Previously, the corporation used a March 31 measurement date. The impact of adopting the new measurement date provision was recorded in 2009 as an adjustment to beginning of year retained earnings of $(1), net of tax. The adjustment to retained earnings represents the net periodic benefit costs for the period from March 28, 2008 to June 28, 2008, the end of the previous fiscal year, which was determined using the 15-month approach to proportionally allocate the net periodic benefit cost to this period.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending June 28, 2008 were:

	2009	2008	2007

Net periodic benefit cost
Discount rate	6.4%	5.7%	5.5%
Plan obligations
Discount rate	6.3	6.4	5.7
Health-care cost trend assumed for the next year	8.5	9.5	9.5
Rate to which the cost trend is assumed to decline	5.0	5.5	5.5
Year that rate reaches the ultimate trend rate	2016	2015	2015

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have an AA bond rating to discount the expected future benefit payments to plan participants. Assumed health-care trend rates are based on historical experience and management’s expectations of future cost increases. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease

Effect on total service and interest components	$ 2	$ (2)
Effect on postretirement benefit obligation	15	(13)

Net Periodic Benefit Cost and Funded Status  The components of the net periodic benefit cost and curtailment gains associated with continuing operations were as follows:

	2009	2008	2007

Components of defined benefit net periodic cost
Service cost	$7	$8	$8
Interest cost	13	16	13
Net amortization and deferral	(23)	(18)	(22)

Net periodic benefit cost (income)	$(3)	$6	$(1)

Curtailment (gains)	$(17)	$–	$(2)

The reduction in net periodic benefit costs in 2009 was driven by lower interest costs as a result of the lower accumulated benefit obligation at the start of the year as compared to the prior year, and an increase in net amortization and deferral income due to an increase in amortization of unamortized prior service cost credits and a reduction in amortization related to the net initial asset.

The amount of the prior service credits, net actuarial loss and net initial asset that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2010 is $5 of income, nil and nil, respectively.

Sara Lee Corporation and Subsidiaries    79

Notes to financial statements

Dollars in millions except per share data

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

	2009	2008

Accumulated postretirement benefit obligation
Beginning of year	$252	$279
Service cost	7	8
Interest cost	13	16
Net benefits paid	(21)	(19)
Plan participant contributions	3	–
Actuarial (gain) loss	(9)	(39)
Elimination of early measurement date	6	–
Plan amendments	(84)	–
Foreign exchange	(3)	7

End of year	164	252

Fair value of plan assets	–	1

Funded status	$(164)	$(251)

Amounts recognized on the
consolidated balance sheets
Accrued liabilities	$(12)	$(17)
Other liabilities	(152)	(234)

Total liability recognized	$(164)	$(251)

Amounts recognized in accumulated
other comprehensive loss
Unamortized prior service credit	$(197)	$(167)
Unamortized net actuarial loss	25	37
Unamortized net initial asset	(7)	(9)

Total	$(179)	$(139)

Expected Benefit Payments and Funding  Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at June 27, 2009 and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $13 in 2010, $13 in 2011, $13 in 2012, $13 in 2013, $14 in 2014 and $71 from 2015 to 2019.

The Medicare Part D subsidies received by the corporation have not been material in any of the past three years.

Note 21 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2009	2008	2007

Income from continuing operations before income taxes
United States	(39.0)%	(347.5)%	(44.4)%
Foreign	139.0	447.5	144.4

	100.0%	100.0%	100.0%

Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	9.8	74.0	42.4
Finalization of tax reviews and audits and changes in estimate on tax contingencies	(2.7)	(59.9)	(25.7)
Foreign taxes different than U.S. statutory rate	(9.1)	(30.0)	(13.4)
Valuation allowances	0.9	(12.2)	6.1
Benefit of foreign tax credits	(2.7)	(14.5)	(7.2)
Contingent sale proceeds	(9.0)	(28.6)	(9.8)
Tax rate changes	(0.1)	(0.1)	(3.8)
Goodwill impairment	14.4	173.5	7.8
Tax provision adjustments	1.4	(8.5)	3.8
Sale of capital assets	–	–	(35.5)
Other, net	0.2	(3.1)	(2.3)

Taxes at effective worldwide tax rates	38.1%	125.6%	(2.6)%

The tax expense related to continuing operations was $23 higher in 2009 than in 2008 despite a $428 increase in income from continuing operations before income taxes. The 2009 tax expense was impacted by $242 of non-deductible impairment charges compared to $790 in 2008, a reduction in costs associated with the repatriation of earnings from certain foreign subsidiaries, the reduction in certain contingent tax obligations after statutes in multiple jurisdictions lapsed, the resolution of certain tax regulatory examinations and reviews, and changes in estimate.

The tax expense related to continuing operations was $212 higher in 2008 than in 2007 despite a $269 decrease in income from continuing operations before income taxes. The 2008 tax expense was impacted by $790 of non-deductible impairment charges, a reduction in costs associated with the repatriation of earnings from certain foreign subsidiaries, the reduction in certain contingent tax obligations after statutes in multiple jurisdictions lapsed, and the resolution of certain tax regulatory examinations and reviews.

80    Sara Lee Corporation and Subsidiaries

The corporation recognized income tax expense of $58 in 2009, $118 in 2008, and $194 in 2007 related to certain earnings outside of the U.S. which were not deemed to be indefinitely reinvested. Hanesbrands historically generated a significant amount of cash from operations in the U.S. and this cash was used to service the corporation’s debt, as well as to pay dividends and support domestic capital requirements. As a result of the 2007 spin off of Hanesbrands and the disposition of a number of significant European operations, the level of cash necessary to finance the domestic operations and the cash considered to be permanently invested outside the U.S. was modified at the end of 2006. Aside from the items mentioned above, the corporation intends to continue to invest a portion of its earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be approximately $400 to $425 as of the end of 2009.

Current and deferred tax provisions (benefits) were:

		2009		2008		2007

	Current	Deferred	Current	Deferred	Current	Deferred

U.S.	$ 89	$(61)	$310	$(247)	$ 18	$(144)
Foreign	214	(22)	168	(32)	123	4
State	4	0	(10)	12	(4)	(8)

	$307	$(83)	$468	$(267)	$137	$(148)

Cash payments for income taxes from continuing operations were $273 in 2009, $459 in 2008, and $378 in 2007.

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

The deferred tax liabilities (assets) at the respective year-ends were as follows:

	2009	2008

Deferred tax (assets)
Pension liability	$(307)	$(192)
Employee benefits	(19)	(97)
Unrealized foreign exchange	(158)	(187)
Nondeductible reserves	(74)	(193)
Net operating loss and other tax carryforwards	(335)	(384)
Other	(160)	(19)

Gross deferred tax (assets)	(1,053)	(1,072)
Less valuation allowances	213	283

Net deferred tax (assets)	(840)	(789)

Deferred tax liabilities
Property, plant and equipment	$172	$166
Intangibles	252	274
Unrepatriated earnings	10	125

Deferred tax liabilities	434	565

Total net deferred tax (assets) liabilities	$(406)	$(224)

Tax-effected net operating loss and other tax carryforwards expire as follows: $19 in 2010, $17 in 2011, $2 in 2012, $1 in 2013, $2 in 2014, $1 in 2015, $5 in 2017, $7 in 2018, $2 in 2019, and $23 in 2020 and beyond. There is no expiration date on $217 of net operating loss carryforwards. There are state net operating losses of $39 that begin to expire in 2010 through 2029.

Valuation allowances have been established on net operating losses and other deferred tax assets in the United Kingdom, Brazil, Russia, and other foreign and U.S. state jurisdictions as a result of the corporation’s determination that there is less than a 50% likelihood that these assets will be realized.

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

The company adopted and applied FIN 48 on July 1, 2007 and recognized an increase to the retained earnings component of stockholders’ equity of $13.

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

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $418 as of June 27, 2009. This amount differs from the balance of unrecognized tax benefits as of June 27, 2009 primarily due to uncertain tax positions that created deferred tax assets in jurisdictions which have not been realized due to a lack of profitability in the respective jurisdictions. At this time, the corporation estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $100 – $160 in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

The company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended June 27, 2009 and June 28, 2008, the corporation recognized $15 and $2, respectively, of interest and penalties in tax expense. As of June 27, 2009 and June 28, 2008, the corporation had accrued interest and accrued penalties of approximately $111 and $96, respectively.

The corporation’s tax returns are routinely audited by federal, state and foreign tax authorities and these audits are at various stages of completion at any given time. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. income tax returns through July 3, 2004. Fiscal years remaining open to examination in the Netherlands include 2003 and forward. Other foreign jurisdictions remain open to audits ranging from 1999 forward. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before June 28, 2003.

In addition, in July 2009, the Spanish tax authorities announced a challenge against tax positions claimed by the corporation’s Spanish subsidiaries for fiscal years 2003 through 2005. We are disputing their challenge and will continue to have further proceedings with the Spanish tax authorities regarding this issue. There is a reasonable possibility that the ultimate resolution will be higher or lower than the amounts reserved.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended June 27, 2009 and June 28, 2008. The corporation has adjusted its 2008 balances for certain revisions to unrecognized tax benefits to conform to the current year presentation.

Year ended	June 27, 2009	June 28, 2008

Unrecognized tax benefits
Beginning of year balance	$591	$580
Increases based on current period tax positions	28	85
Increases based on prior period tax positions	22	15
Decreases based on prior period tax positions	(30)	(32)
Decreases related to settlements with tax authorities	(10)	(47)
Decreases related to a lapse of applicable statute of limitation	(7)	(46)
Foreign currency translation adjustment	(47)	36

End of year balance	$547	$591

Note 22 – Business Segment Information

The following are the corporation’s six business segments and the types of products and services from which each reportable segment derives its revenues.

•    North American Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America and includes the corporation’s U.S. Senseo retail coffee business.

•    North American Fresh Bakery sells a variety of fresh bakery products to retail customers in North America.

•    North American Foodservice sells a variety of meats, bakery, and beverage products to foodservice customers in North America such as broad-line foodservice distributors, restaurants, hospitals and other large institutions.

•    International Beverage sells coffee and tea products in major markets around the world, including Europe, Australia and Brazil.

•    International Bakery sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

•    International Household and Body Care sells products in four primary categories – body care, air care, shoe care and insecticides – in markets around the world, including the U.S., Europe, India and the Asia Pacific region.

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

82    Sara Lee Corporation and Subsidiaries

	2009	2008	2007

Sales[1,2]
North American Retail	$2,767	$2,613	$2,535
North American Fresh Bakery	2,200	2,028	1,856
North American Foodservice	2,092	2,186	2,165
International Beverage	3,041	3,215	2,617
International Bakery	790	929	799
International Household and Body Care	2,025	2,291	2,042

	12,915	13,262	12,014
Intersegment	(34)	(50)	(31)

Total	$12,881	$13,212	$11,983

Operating Segment Income (Loss)[3,4,5]
North American Retail	$260	$155	$80
North American Fresh Bakery	33	60	14
North American Foodservice	54	(302)	135
International Beverage	488	547	317
International Bakery	(193)	(346)	38
International Household and Body Care	242	315	272

Total operating segment income	884	429	856
Amortization of trademarks and other intangibles	(65)	(67)	(64)
General corporate expenses – other[3,4,5]	(238)	(254)	(352)
General corporate expenses – derivatives	(18)	22	2
Contingent sale proceeds	150	130	120

Total operating income	713	260	562
Net interest expense	(125)	(100)	(133)

Income from continuing operations before income taxes	$588	$160	$429

1	Includes sales between segments. Such sales are at transfer prices that are equivalent to market value.
2	Revenues from Wal-Mart Stores, Inc. represent approximately $1.5 billion, $1.3 billion and $1.3 billion of the corporation’s consolidated revenues in 2009, 2008 and 2007, respectively. Each of the corporation’s business segments sells to this customer, except International Bakery.
3	2009 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail – nil; North American Fresh Bakery – a charge of $37; North American Foodservice – a charge of $106; International Beverage – a charge of $32; International Bakery – a charge of $245; International Household and Body Care – a charge of $10; Corporate Office – a charge of $31.
4	2008 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail – a charge of $34; North American Fresh Bakery – a charge of $3; North American Foodservice – a charge of $436; International Beverage – a charge of $15; International Bakery – a charge of $409; International Household and Body Care – a charge of $7; Corporate Office – a charge of $37.
5	2007 includes amounts recognized for exit activities, asset and business dispositions, impairment charges, transformation expenses and accelerated depreciation in the Consolidated Statements of Income that impacted operating segment income by: North American Retail – a charge of $118; North American Fresh Bakery – a charge of $42; North American Foodservice – a charge of $11; International Beverage – a charge of $139; International Bakery – a charge of $18; International Household and Body Care – a charge of $17; Corporate Office – a charge of $72.

	2009	2008	2007

Assets
North American Retail	$1,266	$1,287	$1,197
North American Fresh Bakery	1,140	1,160	1,135
North American Foodservice	1,134	1,258	1,744
International Beverage	2,217	2,637	2,886
International Bakery	730	1,153	1,485
International Household and Body Care	2,117	2,664	2,880

	8,604	10,159	11,327
Net assets held for sale	–	72	2
Discontinued operations	–	–	185
Other[1]	813	599	241

Total assets	$9,417	$10,830	$11,755

Depreciation
North American Retail	$95	$92	$117
North American Fresh Bakery	67	63	61
North American Foodservice	51	69	66
International Beverage	88	88	72
International Bakery	26	28	24
International Household and Body Care	35	34	35

	362	374	375
Discontinued operations	–	5	25
Other	21	24	20

Total depreciation	$383	$403	$420

Additions to Long-Lived Assets
North American Retail	$110	$149	$220
North American Fresh Bakery	58	77	58
North American Foodservice	58	70	88
International Beverage	103	142	127
International Bakery	22	26	28
International Household and Body Care	40	46	74

	391	510	595
Other	17	24	51

Total additions to long-lived assets	$408	$534	$646

1	Principally cash and cash equivalents, certain corporate fixed assets, deferred tax assets and certain other noncurrent assets.

Sara Lee Corporation and Subsidiaries    83

Notes to financial statements

Dollars in millions except per share data

Note 23 – Geographic Area Information

	United States	Netherlands	Spain	Other	Total

2009
Sales	$7,100	$1,151	$ 845	$3,785	$12,881
Long-lived assets	2,844	371	463	1,348	5,026

2008
Sales	$6,860	$1,267	$ 995	$4,090	$13,212
Long-lived assets	3,026	428	777	1,555	5,786

2007
Sales	$6,602	$1,077	$ 871	$3,433	$11,983
Long-lived assets	3,409	346	1,004	1,351	6,110

Note 24 – Quarterly Financial Data (Unaudited)

Quarter	First	Second	Third	Fourth

2009
Net sales	$3,349	$3,340	$3,028	$3,164
Gross profit	1,240	1,197	1,142	1,204
Net income (loss)[1]	230	(17)	165	(14)
Net income (loss) per common share
Basic[1]	0.33	(0.02)	0.24	(0.02)
Diluted[1]	0.32	(0.02)	0.24	(0.02)
Cash dividends declared	–	0.11	0.11	0.22
Market price
High	15.07	13.55	10.64	9.75
Low	12.05	7.74	6.80	7.85
Close	13.29	9.42	8.25	9.58

1	The quarterly financial data shown above includes the impact of significant items. Significant items include exit activities, asset and business dispositions, impairment charges, transformation and accelerate charges, accelerated depreciation, pension partial withdrawal liability charges and curtailment gains. Further details of these items are included in the Financial Review on page 18. The impact of these items is shown where negative amounts are charges and positive amounts are income.

	Quarter	First	Second	Third	Fourth

2009
Impact of significant items on net income (loss)		7	(161)	(7)	(213)
EPS impact
Basic		0.02	(0.23)	(0.01)	(0.31)
Diluted		0.01	(0.23)	(0.01)	(0.31)

Quarter	First	Second	Third	Fourth

2008
Continuing operations
Net sales	$3,054	$3,408	$3,243	$3,507
Gross profit	1,157	1,292	1,259	1,350
Income (loss)[1]	200	182	234	(657)
Income (loss) per common share
Basic[1]	0.28	0.25	0.33	(0.93)
Diluted[1]	0.28	0.25	0.33	(0.93)
Net income (loss)[1]	200	182	211	(672)
Net income (loss) per common share
Basic[1]	0.28	0.25	0.30	(0.95)
Diluted[1]	0.28	0.25	0.30	(0.95)
Cash dividends declared	–	0.1050	0.1050	0.2100
Market price
High	17.54	16.95	16.22	15.00
Low	14.75	15.67	12.32	12.15
Close	16.69	16.23	13.66	12.18

Quarter	First	Second	Third	Fourth

2008
Impact of significant items on income (loss) from continuing operations	$(1)	$ 24	$ 81	$(863)
EPS impact
Basic	–	0.03	0.11	(1.22)
Diluted	–	0.03	0.11	(1.22)
Impact of significant items on net income (loss)	(1)	23	57	(878)
EPS impact
Basic	–	0.03	0.08	(1.24)
Diluted	–	0.03	0.08	(1.24)

Note 25 – Subsequent Events

Contingent Sale Proceeds  In July 2009, the corporation received a payment of 95 million euros, as the contingencies had passed related to the 2010 annual contingent payment from the sale of the corporation’s cut tobacco business. Based upon exchange rates in effect on the date of receipt, the payment was equivalent to $133 and will be recognized in the first quarter of 2010. Further details regarding these contingent payments from the sale of the corporation’s cut tobacco business are contained in Note 16 to the Consolidated Financial Statements, “Contingencies and Commitments.”

84    Sara Lee Corporation and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Sara Lee Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, common stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at June 27, 2009 and June 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Chicago, Illinois

August 26, 2009

Sara Lee Corporation and Subsidiaries    85

Management’s Report

Management’s Report on Internal Control

Over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of June 27, 2009 and report, based on that assessment, whether the corporation’s internal controls over financial reporting are effective.

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

The corporation’s management has assessed the effectiveness of its internal control over financial reporting as of June 27, 2009. In making this assessment, the corporation used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The corporation’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation’s assessment, management has concluded that, as of June 27, 2009, the corporation’s internal control over financial reporting was effective.

The effectiveness of the corporation’s internal control over financial reporting as of June 27, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Brenda C. Barnes

Chairman and Chief Executive Officer

Mark A. Garvey

Vice President, Interim Chief Financial Officer

Senior Vice President, Finance

86    Sara Lee Corporation and Subsidiaries