Form 10-K, Exhibit 13
period 2011-07-02
Sara Lee Corp
filed 2011-08-26
CIK 23666

Financial contents

47	Financial summary
48	Financial review
79	Consolidated statements of income
80	Consolidated balance sheets
82	Consolidated statements of equity
83	Consolidated statements of cash flows
84	Notes to financial statements
117	Report of independent registered
public	accounting firm
118	Management’s report
119	Performance graph
120	Investor information

FINANCIAL SUMMARY

Dollars in millions except per share data	Years ended	July 2, 2011	July 3, 2010[1]	June 27, 2009	June 28, 2008	June 30, 2007
Results of Operations
Continuing operations
Net sales		$ 8,681	$ 8,339	$ 8,366	$ 8,650	$ 7,853
Operating income (loss)		627	821	418	(154)	252
Income (loss) before income taxes		487	706	298	(254)	113
Income (loss)		338	582	184	(341)	73
Income (loss) attributable to Sara Lee		338	582	184	(341)	73
Effective tax rate		30.7%	17.6%	38.4%	(34.6)%	35.8%
Income (loss) per share of common stock
Basic		$ 0.54	$ 0.85	$ 0.26	$ (0.48)	$ 0.10
Diluted		0.54	0.84	0.26	(0.48)	0.10
Income (loss) from discontinued operations		222	(139)	196	286	415
Gain (loss) on sale of discontinued operations		736	84	–	(24)	16
Net income (loss)		1,296	527	380	(64)	502
Net income (loss) attributable to Sara Lee		1,287	506	364	(79)	504
Net income (loss) per share of common stock
Basic		2.07	0.74	0.52	(0.11)	0.68
Diluted		2.06	0.73	0.52	(0.11)	0.68
Financial Position
Total assets		$ 9,533	$ 8,836	$ 9,419	$10,831	$11,755
Total debt		2,647	2,676	2,690	3,054	4,134
Per Common Share
Dividends declared		$ 0.46	$ 0.44	$ 0.44	$ 0.42	$ 0.50
Book value at year-end		3.31	2.25	2.93	3.98	3.51
Market value at year-end		19.32	13.99	9.58	12.18	17.40
Shares used in the determination of net income per share
Basic (in millions)		621	688	701	715	741
Diluted (in millions)		625	691	703	715	743
Other Information – Continuing Operations Only
Net cash flow from operating activities		$ 226	$ 454	$ 321	$ 167	$ 141
Net cash from (used in) investing activities		(317)	(171)	(181)	(180)	329
Net cash from (used in) financing activities		916	(176)	(299)	(1,373)	(319)
Depreciation		267	280	274	295	295
Media advertising expense		199	202	152	177	158
Total media advertising and promotion expense		323	340	279	322	306
Capital expenditures		291	307	301	422	504
Common stockholders of record[2]		60,000	64,000	67,000	70,000	71,000
Number of employees		21,000	21,000	22,000	24,000	25,000
[1]	53-week year.
[2]	As of the latest practicable date.

Note: The amounts above include the impact of certain significant items. Significant items may include, but are not limited to: exit activities, asset and business dispositions, impairment charges, transformation charges, Project Accelerate charges, spin-off related costs, settlement and curtailment gains or losses and various significant tax matters. Further details of these items are included in the Financial Review. Operating income is reconciled between the income from each of the corporation’s business segments to income from continuing operations before income taxes in Note 19 of the Consolidated Financial Statements titled, Business Segment Information.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

46/47      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

This Financial Review discusses the corporation’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2011 and 2009 were 52-week years, while fiscal 2010 was a 53-week year. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

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

In North America, the company sells a variety of packaged meat products that include hot dogs, corn dogs, breakfast sausages, dinner sausages and deli meats as well as a variety of frozen baked products and specialty items including cakes and cheesecakes. These products are sold through the retail channel to supermarkets, warehouse clubs and national chains. The company also sells a variety of meat, bakery and beverage products to foodservice customers in North America. Internationally, the company sells coffee and tea products in Europe, Brazil, Australia and Asia through the retail and foodservice channels as well as a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

The company is focused on building sustainable, profitable growth over the long term by achieving share leadership in its core categories; innovating around its core products and product categories; expanding into high opportunity geographic markets and strategic joint ventures/partnerships; delivering superior quality and value to our customers; and driving operating efficiencies.

In January 2011, the corporation announced that its board of directors had agreed in principle to divide the company into two separate, publicly traded companies, which is expected to be completed in the first half of calendar 2012. Under the current plan, the international beverage business will be spun off, tax-free, into a new public company. The remaining company will include Sara Lee’s North American Retail and North American Foodservice businesses. The separation plan is subject to final approval by the board of directors, other customary approvals and the receipt of an IRS tax ruling.

In November 2010, the corporation signed an agreement to sell its North American fresh bakery business to Grupo Bimbo for $959 million, which includes the assumption of $34 million of debt. Per the agreement, the purchase price is subject to various adjustments, including reduction by up to $140 million if and to the extent that Grupo Bimbo is required to divest certain amounts of assets in connection with obtaining regulatory approval. The regulatory review process is ongoing but may result in a purchase price reduction in excess of $140 million. The agreement will enable Grupo Bimbo to use the Sara Lee brand in the fresh bakery category throughout the world, except Western Europe, Australia and New Zealand, while the corporation retains the brand for all other categories and geographies. The sale also includes a small portion of business that is currently part of the North American Foodservice segment which is not reflected as discontinued operations as it does not meet the definition of a component pursuant to the accounting rules. The transaction is anticipated to close in the first quarter of 2012.

In the fourth quarter of 2011, steps were taken to market and dispose of the North American refrigerated dough business, which is being reported as a discontinued operation. On August 9, 2011, the company announced it had signed an agreement to sell this business for $545 million. In August 2011, the company also made the decision to divest of its Spanish bakery and French dough businesses which are part of the International Bakery segment. The Australian frozen desserts business, which is also part of the International Bakery segment, is under strategic review. These businesses are currently reported as part of continuing operations.

As of the end of 2011, the corporation has closed or received binding offers for virtually all of its household and body care businesses – body care, air care, shoe care and insecticides.

Challenges and Risks As an international consumer products company, we face certain risks and challenges that impact our business and financial performance. The risks and challenges described below have impacted our performance and are likely to impact our future results as well.

The food and consumer products businesses are highly competitive. In many product categories, we compete not only with widely advertised branded products, but also with private label products that are generally sold at lower prices. As a result, from time to time, we may need to reduce the prices for some of our products to respond to competitive pressures. Economic uncertainty may result in increased pressure to reduce the prices for some of our products, limit our ability to increase or maintain prices or lead to a continued shift toward private label products. Any reduction in prices or our inability to increase prices when raw material costs increase could negatively impact profit margins and the overall profitability of our reporting units, which could potentially trigger a goodwill impairment.

Commodity prices directly impact our business because of their effect on the cost of raw materials used to make our products and the cost of inputs to manufacture, package and ship our products. Many of the commodities we use, including beef, pork, coffee, wheat, corn, corn syrup, soybean and corn oils, butter, sugar and energy, have experienced price volatility due to factors beyond our control. The company’s objective is to offset commodity price increases with pricing actions and to offset any operating costs increases with continuous improvement savings. During 2011, commodity costs, excluding mark-to-market derivative gains/losses, increased approximately $646 million over the prior year, including $55 million of currency mark-to-market losses related to coffee purchases recognized by the International Beverage segment. This increase in commodity costs was only partially offset by approximately $468 million in pricing actions. The company expects commodity costs to continue to increase in 2012.

The company’s business results are also heavily influenced by changes in foreign currency exchange rates. For the most recently completed fiscal year, approximately 50% of net sales and operating segment income related to continuing operations were generated outside of the U.S. As a result, changes in foreign currency exchange rates, particularly the European euro, can have a significant impact on the reported results. A three cent movement in the euro exchange rate is expected to have approximately a one cent impact on the corporation’s diluted earnings per share.

The company’s international operations also provide a significant portion of the company’s cash flow from operating activities, which has required and is expected to continue to require the company to repatriate a greater portion of cash generated outside of the U.S. The repatriation of these funds has resulted in higher income tax expense and cash tax payments.

In preparation for the spin-off, the corporation has identified cost reduction opportunities of $180 million to $200 million, compared to fiscal 2011, achievable within the next two years. These cost reductions result from the downsizing of corporate resources, the reduction of overhead within both the North American meat businesses and the international coffee and tea businesses as well as the completion of Project Accelerate initiatives. These savings are expected to more than offset the $50 million to $60 million of stranded costs from business dispositions.

In 2012, the corporation expects charges of approximately $425 million relating to the above cost savings initiatives and other actions. These costs are comprised of $300 million in restructuring actions and $125 million for transaction-related costs.

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

48/49      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

Management also uses certain of these non-GAAP financial measures, in conjunction with the GAAP financial measures, to understand, manage and evaluate our businesses, in planning for and forecasting financial results for future periods, and as one factor in determining achievement of incentive compensation. Two of the three performance measures under Sara Lee’s annual incentive plan are net sales and operating income, which are the reported amounts as adjusted for significant items and possibly other items. Operating income, as adjusted for significant items, also may be used as a component of Sara Lee’s long-term incentive plans. Many of the significant items will recur in future periods; however, the amount and frequency of each significant item varies from period to period. See Non-GAAP Measures Definitions in the Financial Review section of this report for additional information regarding these financial measures.

Summary of Results

The business highlights for 2011 include the following:

•  Net sales for the year were $8.7 billion, an increase of $342 million, or 4.1% over the prior year, as pricing actions in response to higher commodity costs, the impact of recent acquisitions and changes in foreign currency exchange rates offset the negative impact of lower unit volumes and the 53rd week in the prior year. Adjusted net sales increased 4.9%.

•  Reported operating income for the year was $627 million, a decrease of $194 million, which resulted from the cessation of contingent sales proceeds, lower operating results for the International Beverage business segment primarily driven by raw material costs increases and the unfavorable impact of the 53rd week in the prior year. Adjusted operating income decreased $18 million, or 2.0%.

•  Operating segment income was negatively impacted by the year-over-year increase in commodity costs net of pricing actions and lower unit volumes. These declines were partially offset by cost savings achieved from Project Accelerate and continuous improvement initiatives and a 5% decline in spending on media advertising and promotions (MAP).

•  Net income from continuing operations attributable to Sara Lee was $338 million, or $0.54 per share on a diluted basis, a decline of $244 million. The year-over-year decline reflects the lower results for the business segments, the cessation of contingent sale proceeds, $55 million of debt extinguishment costs and an increase in income tax expense. Net income attributable to Sara Lee was $1.287 billion or $2.06 per share on a diluted basis, which includes a $736 million after tax gain on the sale of businesses.

•  Cash from operating activities was $447 million in 2011, a decrease of $505 million due to the decline in operating results, the impact of business dispositions and increased working capital usage partially offset by lower cash payments for pensions.

•  Under the corporation’s capital plan, the company expended $1.3 billion to repurchase 80.2 million shares of its common stock.

Significant Items Affecting Comparability The reported results for 2011, 2010 and 2009 reflect amounts recognized for restructuring actions and other significant amounts that impact comparability.

“Significant items” are income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total corporation for the period in which the item is recognized, are not indicative of the company’s core operating results and affect the comparability of underlying results from period to period. Significant items may include, but are not limited to: charges for exit activities; transformation program and Project Accelerate costs; spin-off related costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations.

The impact of the above items on net income and diluted earnings per share is summarized on the following page.

Impact of significant items on income from continuing operations before income taxes:

In millions	2011	2010	2009
Pretax Impact
Cost of sales	$ (2)	$ –	$ 6
Selling, general and admin expenses	(58)	(40)	11
Exit and business dispositions	(105)	(84)	(98)
Impairment charges	(21)	(28)	(314)
Debt extinguishment costs	(55)	–	–
Total	$(241)	$(152)	$(395)

Impact of Significant Items on Income from

Continuing Operations and Net Income

		Year ended July 2, 2011			Year ended July 3, 2010			Year ended June 27, 2009
In millions except per share data	Pretax Impact	Net Income	Diluted EPS Impact[1]	Pretax Impact	Net Income	Diluted EPS Impact[1]	Pretax Impact	Net Income	Diluted EPS Impact[1]
Significant items affecting comparability of income from continuing operations and net income
Business outsourcing costs	$ (20)	$ (14)	$ (0.02)	$ (27)	$ (18)	$ (0.03)	$ (21)	$ (14)	$ (0.02)
Severance charges	(1)	(1)	–	(46)	(32)	(0.05)	(98)	(70)	(0.10)
Lease exit costs	–	–	–	(14)	(8)	(0.01)	1	1	–
Business disposition costs	–	–	–	(20)	(14)	(0.02)	–	(4)	(0.01)
Accelerated depreciation	(2)	(1)	–	(11)	(7)	(0.01)	–	–	–
Total Project Accelerate charges	(23)	(16)	(0.02)	(118)	(79)	(0.12)	(118)	(87)	(0.13)
Other
International stranded overhead charges	(66)	(47)	(0.07)	–	–	–	–	–	–
Curtailment gain	–	–	–	20	13	0.02	12	8	0.01
Impairment charges	(21)	(14)	(0.02)	(28)	(19)	(0.03)	(314)	(289)	(0.41)
Mexican tax indemnification charge	–	–	–	(26)	(26)	(0.04)	–	–	–
Balance sheet corrections	–	–	–	–	–	–	11	7	0.01
Gain on property dispositions	–	–	–	–	–	–	14	10	0.01
Spin-off related costs	(76)	(55)	(0.09)	–	–	–	–	–	–
Debt extinguishment costs	(55)	(35)	(0.06)	–	–	–	–	–	–
Impact of significant items on income from continuing operations before income taxes	(241)	(167)	(0.27)	(152)	(111)	(0.16)	(395)	(351)	(0.50)
Significant tax matters affecting comparability
UK net operating loss utilization	–	–	–	–	11	0.02	–	–	–
Tax audit settlements/reserve adjustments	–	27	0.04	–	198	0.29	–	14	0.02
Tax on unremitted earnings	–	–	–	–	(121)	(0.18)	–	–	–
Belgian tax proceeding	–	–	–	–	(44)	(0.06)	–	–	–
Tax valuation allowance adjustment	–	(7)	(0.01)	–	(5)	(0.01)	–	–	–
Tax credit adjustment	–	–	–	–	25	0.04	–	–	–
Deferred tax adjustment on repatriation	–	–	–	–	11	0.02	–	–	–
Provision expense corrections	–	–	–	–	–	–	–	(19)	(0.03)
Tax benefit on foreign exchange gains	–	–	–	–	–	–	–	29	0.04
Other tax adjustments, net	–	–	–	–	12	0.02	–	(3)	–
Impact on income from continuing operations	(241)	(147)	(0.24)	(152)	(24)	(0.04)	(395)	(330)	(0.47)
Significant items impacting discontinued operations
Professional fees/other	(36)	(28)	(0.04)	(35)	(31)	(0.04)	(6)	(4)	–
Exit activities	(59)	(42)	(0.07)	(17)	(14)	(0.02)	(17)	(12)	(0.02)
Accelerated depreciation	(3)	(2)	–	(2)	(2)	–	–	–	–
Pension curtailment	(4)	(2)	–	(6)	(5)	(0.01)	5	4	–
Pension partial withdrawal liability charge	3	2	–	(23)	(15)	(0.02)	(31)	(20)	(0.03)
Licensing agreement termination charge	(39)	(27)	(0.04)	–	–	–	–	–	–
Antitrust (provision)/reversal	27	18	0.03	(28)	(28)	(0.04)	–	–	–
Tax basis difference – Fresh Bakery	–	122	0.20	–	–	–	–	–	–
Tax basis difference – H&BC	–	(2)	–	–	2	–	–	–	–
Tax on unremitted earnings	–	(6)	(0.01)	–	(428)	(0.62)	–	–	–
Tax audit settlements/reserve adjustments	–	(1)	–	–	(2)	–	–	–	–
Valuation allowance adjustment	–	10	0.02	–	40	0.06	–	–	–
Capital loss carryforward benefit	–	–	–	–	22	0.03	–	–	–
Deferred tax adjustment on repatriation	–	–	–	–	9	0.01	–	–	–
Gain (loss) on the sale of discontinued operations, net	1,304	736	1.18	158	84	0.12	–	–	–
Impact of significant items on discontinued operations	1,193	778	1.25	47	(368)	(0.53)	(49)	(32)	(0.05)
Impact of significant items on net income attributable to Sara Lee	$ 952	$ 631	$ 1.01	$ (105)	$ (392)	$ (0.57)	$ (444)	$ (362)	$ (0.51)
[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

50/51     Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

Review of Consolidated Results

The following tables summarize net sales and operating income for 2011 versus 2010, and 2010 versus 2009 and certain items that affected the comparability of these amounts:

2011 versus 2010:

In millions	2011	2010	Dollar Change	Percent Change
Net sales	$8,681	$8,339	$ 342	4.1%
Less: Increase/(decrease) in net sales from
Changes in currency rates	$–	$(32)	$ 32
Acquisitions/dispositions	45	1	44
Impact of 53rd week	–	139	(139)
Adjusted net sales	$8,636	$8,231	$ 405	4.9%
Operating income	$627	$821	$ (194)	(23.6)%
Less: Increase/(decrease) in operating income from
Contingent sale proceeds	$–	$133	$ (133)
Changes in currency rates	–	(5)	5
Project Accelerate charges	(21)	(107)	86
Spin-off related costs	(76)	–	(76)
Int’l stranded overhead	(66)	–	(66)
Accelerated depreciation	(2)	(11)	9
Impairment charges	(21)	(28)	7
Curtailment gain	–	20	(20)
Mexican tax indemnification	–	(26)	26
Acquisitions/dispositions	4	–	4
Impact of 53rd week	–	18	(18)
Adjusted operating income	$809	$827	$ (18)	(2.0)%

2010 versus 2009

In millions	2010	2009	Dollar Change	Percent Change
Net sales	$8,339	$8,366	$ (27)	(0.3)%
Less: Increase/(decrease) in net sales from
Changes in currency rates	$–	$(152)	$ 152
Acquisitions/dispositions	12	143	(131)
Impact of 53rd week	139	–	139
Adjusted net sales	$8,188	$8,375	$(187)	(2.2)%
Operating income	$821	$418	$ 403	96.4%
Less: Increase/(decrease) in operating income from
Contingent sale proceeds	$133	$150	$ (17)
Changes in currency rates	–	(17)	17
Project Accelerate/ transformation charges	(107)	(118)	11
Accelerated depreciation	(11)	–	(11)
Impairment charges	(28)	(314)	286
Curtailment gain	20	12	8
Gain on property disposition	–	14	(14)
Mexican tax indemnification	(26)	–	(26)
Balance sheet corrections	–	11	(11)
Acquisitions/dispositions	1	11	(10)
Impact of 53rd week	18	–	18
Adjusted operating income	$821	$669	$152	22.4%

Net Sales Net sales in 2011 were $8.7 billion, an increase of $342 million, or 4.1% versus 2010. Net sales were impacted by changes in foreign currency exchange rates, particularly the European euro, Brazilian real and Australian dollar, which increased reported net sales by $32 million; acquisitions net of dispositions after the beginning of 2010, which increased net sales by $44 million; and the negative impact of the 53rd week in the prior year, which decreased net sales by $139 million. Adjusted net sales increased $405 million, or 4.9% due to price increases in response to higher commodity costs, a favorable shift in sales mix and higher green coffee export sales partially offset by lower unit volumes.

Net sales in 2010 were $8.339 billion, a decrease of $27 million, or 0.3% versus 2009. Net sales were impacted by changes in foreign currency exchange rates, particularly the European euro, Brazilian real and Australian dollar, which increased reported net sales by $152 million; dispositions net of acquisition after the beginning of 2009, which reduced net sales by $131 million; and the impact of the 53rd week, which increased net sales by $139 million. Adjusted net sales decreased $187 million, or 2.2% due to lower unit volumes and price reductions in response to lower commodity costs and competitive pressures partially offset by an improved sales mix.

The following table summarizes the components of the

change in sales on a percentage basis versus the prior year:

Net Sales Bridge – Components of Change vs Prior Year

	Volume (Excl. 53rd Week)	Mix	Price	Other	Impact of 53rd Week	Acq./ Disp.	Foreign Exchange	Total
2011 versus 2010	(4.7)%	2.5%	5.6%	1.5%	(1.7)%	0.5%	0.4%	4.1%
2010 versus 2009	(3.9)%	3.0%	(1.0)%	(0.3)%	1.7%	(1.6)%	1.8%	(0.3)%

Operating Income Operating income decreased by $194 million, or 23.6% in 2011. The year-over-year net impact of the change in contingent sales proceeds, currency rates, transformation/Project Accelerate charges, impairment charges, and the other factors identified in the preceding table decreased operating income by $176 million. As a result, adjusted operating income decreased $18 million, or 2.0% due to the decline in adjusted operating results for the business segments, primarily International Beverage, partially offset by the favorable impact of a $24 million improvement in unrealized commodity mark-to-market derivatives and a significant decline in general corporate expenses.

Operating income increased by $403 million, or 96.4% in 2010. The year-over-year net impact of the changes in currency rates, Project Accelerate/transformation charges, impairment charges and the other factors identified in the preceding table increased operating income by $251 million. Adjusted operating income increased $152 million, or 22.4% due to lower commodity costs, the benefits of cost saving initiatives, and an improved sales mix partially offset by lower unit volumes and higher MAP spending.

The changes in the individual components of operating income are discussed in more detail below.

Gross Margin The gross margin, which represents net sales less cost of sales, decreased by $170 million in 2011, driven by the negative impact of higher commodity costs net of pricing actions, lower unit volumes and the impact of the 53rd week, partially offset by the benefits of cost saving initiatives and an improved sales mix.

The gross margin percent decreased from 35.8% in 2010 to 32.4% in 2011 due to gross margin percent declines for all business segments but primarily at International Beverage. The gross margin percent was negatively impacted by higher commodity costs which were partially offset by pricing actions, a favorable shift in product mix and continuous improvement savings.

The gross margin increased by $231 million in 2010 compared to 2009, driven by lower commodity costs, the benefits of cost saving initiatives, the favorable impact of changes in currency exchange rates, an improved sales mix and the impact of the 53rd week, partially offset by the impact of lower unit volumes and lower prices.

The gross margin percent increased from 32.9% in 2009 to 35.8% in 2010 due to gross margin percent improvements for all business segments but primarily at North American Retail and International Beverage. The gross margin percent was positively impacted by lower commodity costs, a favorable shift in product mix and continuous improvement savings, which were partially offset by pricing actions and the negative impact of inflation on labor and other employee benefit costs.

Selling, General and Administrative Expenses

In millions	2011	2010	2009
SG&A expenses in the business segment results
Media advertising and promotion	$323	$340	$279
Other	1,561	1,571	1,552
Total business segments	1,884	1,911	1,831
Amortization of identifiable intangibles	22	21	21
General corporate expenses	155	246	213
Mark-to-market derivative (gains)/losses	(1)	5	7
Total SG&A	$2,060	$2,183	$2,072

Total selling, general and administrative (SG&A) expenses in 2011 decreased $123 million, or 5.6%. Changes in foreign currency exchange rates, primarily in the European euro, decreased SG&A expenses by $5 million, or 0.2%. The remaining decrease in SG&A expenses was $118 million, or 5.4%. Measured as a percent of sales, SG&A expenses decreased from 26.2% in 2010 to 23.7% in 2011. SG&A expenses as a percent of sales decreased in each of the business segments, with the exception of International Bakery. The results reflect the impact of lower MAP expenses and the benefits of cost saving initiatives.

52/53      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

Total SG&A expenses reported in 2011 by the business segments decreased by $27 million, or 1.4%, versus 2010 primarily due to lower MAP spending and the benefits of cost saving initiatives partially offset by the impact of inflation on wages and employee benefits and the impact of the reclassification of certain shipping and handling costs previously included in Cost of sales.

Amortization of intangibles increased by $1 million in 2011 versus 2010. General corporate expenses, which are not allocated to the individual business segments, decreased by $91 million due to a reduction in information technology costs, the impact of head-count reductions, lower employee benefit costs, lower franchise taxes and a gain on the sale of the corporate airplane. Unrealized mark-to-market gains on commodity derivatives included in SG&A increased by $6 million as compared to the prior year.

Total selling, general and administrative expenses in 2010 increased $111 million, or 5.4%. Changes in foreign currency exchange rates, primarily in the European euro, increased SG&A expenses by $31 million, or 1.6%. The remaining increase in SG&A expenses was $80 million, or 3.8%. Measured as a percent of sales, SG&A expenses increased from 24.8% in 2009 to 26.2% in 2010. SG&A expenses as a percent of sales increased in each of the business segments, with the exception of North American Foodservice. The results reflect the impact of higher MAP expenses and the impact of the 53rd week partially offset by the benefits of cost saving initiatives.

Total SG&A expenses reported in 2010 by the business segments increased by $80 million, or 4.4%, versus 2009 primarily due to higher MAP spending, the impact of changes in foreign currency exchange rates, the impact of inflation on wages and employee benefits and the impact of the 53rd week partially offset by the benefits of cost saving initiatives.

Amortization of intangibles in 2010 was unchanged versus 2009. General corporate expenses in 2010 increased by $33 million due to a $26 million tax indemnification charge related to a previously divested business, higher Project Accelerate charges and the year-over-year negative impact of approximately $22 million of gains in 2009 – primarily a non-income related foreign tax refund and a reduction in contingent lease accruals. These increases were partially offset by a pension curtailment gain and lower benefit plan expenses. Unrealized mark-to-market losses on commodity derivatives declined $2 million on a year-over-year basis.

As previously noted, reported SG&A reflects amounts recognized for actions associated with Project Accelerate, the business transformation program, spin-off related costs and other significant amounts. These amounts include the following:

In millions	2011	2010	2009
Project Accelerate/Transformation costs	$14	$ 28	$ 21
Spin-off related costs	44	–	–
Curtailment gain	–	(14)	(6)
Gain on property disposition	–	–	(14)
Tax indemnification charge	–	26	–
Balance sheet corrections	–	–	(11)
Total	$58	$ 40	$(10)

Additional information regarding the transformation/ Project Accelerate costs can be found in Note 6 to the Consolidated Financial Statements, “Exit, Disposal and Transformation Activities.”

The corporation recognized curtailment gains in 2010 and 2009 related to its defined benefit pension plans. Additional information regarding the pension charges and curtailment gains can be found in Note 16 to the Consolidated Financial Statements, “Defined Benefit Pension Plans.”

Exit Activities, Asset and Business Dispositions Exit activities, asset and business dispositions are as follows:

In millions	2011	2010	2009
Charges for (income from) exit activities
Severance	$ 95	$45	$98
Exit of leases and other contractual obligations	9	14	(1)
Other	1	5	1
Asset and business dispositions	–	20	–
Total	$105	$84	$98

The net charges in 2011 are $21 million higher than 2010 as a result of a $50 million increase in severance costs related to restructuring actions partially offset by the decline in lease and contractual obligation exit costs and a $20 million charge related to an asset disposition in Spain in the prior year.

The net charges in 2010 are $14 million lower than 2009 as a result of a $53 million decline in severance costs related to restructuring actions partially offset by a $20 million charge related to an asset disposition in Spain.

The corporation has recognized approximately $262 million of total charges related to Project Accelerate through the end of 2011, which represents virtually all of the charges expected to be recognized under this program. For 2011, the savings resulting from Project Accelerate and other restructuring actions were approximately $232 million, of which approximately $87 million is incremental to the prior year.

Impairment Charges In 2011, the corporation recognized a $21 million impairment charge, $15 million of which related to the writedown of manufacturing equipment associated with the North American foodservice bakery reporting unit and $6 million related to the writedown of manufacturing equipment associated with the International Beverage segment.

In 2010, the corporation recognized a $28 million impairment charge, $15 million of which related to the writedown of manufacturing equipment associated with the North American foodservice bakery reporting unit and $13 million of which related to the write-down of bakery equipment associated with the Spanish bakery reporting unit.

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

Receipt of Contingent Sale Proceeds Under the terms of the sale agreement for its cut tobacco business sold in 1999, the corporation was to receive annual cash payments of 95 million euros through July 2009, contingent on tobacco continuing to be a legal product in the Netherlands, Germany and Belgium. As tobacco continued to be a legal product in the required countries through the final payment date, the U.S. dollar amounts received in 2010 and 2009 were $133 million and $150 million, respectively. These amounts were recognized in the corporation’s earnings when received and the payments increased diluted earnings per share from continuing operations in 2010 and 2009 by $0.19 and $0.21, respectively.

Net Interest Expense Net interest expense decreased by $30 million in 2011 to $85 million. The decrease in net interest expense was a result of a $21 million decline in interest expense due to the result of refinancing approximately $800 million of debt at lower interest rates earlier in the fiscal year and a $9 million increase in interest income resulting from an increase in the amount of investments resulting from the receipt of divestiture proceeds. Net interest expense decreased by $5 million in 2010 to $115 million. The decrease in net interest expense was a result of a $23 million decline in interest expense due to lower interest rates and average debt levels partially offset by a $18 million decrease in interest income resulting from a lower rate of return earned on investments.

Income Tax Expense The effective tax rate on continuing operations in 2011, 2010 and 2009 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 18 to the Consolidated Financial Statements. Additional information regarding income taxes can be found in “Critical Accounting Estimates” within Management’s Discussion and Analysis.

In millions	2011	2010	2009
Continuing operations
Income before income taxes	$487	$706	$298
Income tax expense	149	124	114
Effective tax rates	30.7%	17.6%	38.4%

2011 vs. 2010 In 2011, the corporation recognized tax expense on continuing operations of $149 million, or an effective tax rate of 30.7%, compared to tax expense of $124 million, or an effective tax rate of 17.6%, in 2010. The significant components impacting the change in the corporation’s 2011 effective tax rate are as follows:

•  Remittance of Foreign Earnings – The 2011 effective tax rate was 16 percentage points lower than 2010 primarily due to a tax charge in 2010 of $145 million related to 2010 foreign earnings that are no longer indefinitely reinvested. Of this total, $121 million was a charge in connection with the corporation’s decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses. The corporation expects to incur charges in future fiscal years from the remittance of foreign earnings. See the discussion of Repatriation of Foreign Earnings and Income Taxes in the Liquidity section of Management’s Discussion and Analysis for more information.

54/55      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

•  Finalization of Tax Reviews and Audits and Changes in Estimate on Tax Contingencies – The 2011 effective tax rate was 21 percentage points higher than 2010 due to a $158 million decrease in tax benefits resulting from the resolution of tax audits, the expiration of statutes of limitations, and changes in estimate on tax contingencies in various countries and various state and local jurisdictions. Currently, the corporation believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $15 million to $40 million within the next 12 months from a variety of uncertain tax positions as a result of the resolution of audits and the expiration of statutes of limitations in several jurisdictions. A majority of this decrease would impact the corporation’s effective tax rate. For a summary of open audit years by significant jurisdiction and other critical estimates surrounding the finalization of tax reviews and audits, see Income Taxes under Critical Accounting Estimates included in Management’s Discussion and Analysis.

•  Receipt of Contingent Sales Proceeds – In 2010, the corporation recognized a tax benefit of $47 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to no benefit in 2011. The 2010 payment represented the final payment under the sales agreement and, as a result, 2010 was the final year the corporation recognized a tax rate reduction related to the contingent sales proceeds.

•  Foreign Earnings – The 2011 effective tax rate was 4 percentage points lower than 2010 as a result of a change in the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions that have lower tax rates. As specifically highlighted in Part I. Item 1A. Risk Factors, of the corporation’s Form 10-K, the corporation expects that its effective tax rate will be impacted in future fiscal years as a result of its global mix of earnings.

2010 vs. 2009 In 2010, the corporation recognized tax expense on continuing operations of $124 million, or an effective tax rate of 17.6%, compared to tax expense of $114 million, or an effective tax rate of 38.4%, in 2009. The significant components impacting the change in the corporation’s 2010 effective tax rate are as follows:

•  Remittance of Foreign Earnings – The 2010 effective tax rate was 7 percentage points higher than 2009 primarily due to a tax charge of $145 million related to foreign earnings in 2010 that are no longer indefinitely reinvested. Of this total, $121 million was a charge in connection with the corporation’s decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses.

•  Finalization of Tax Reviews and Audits and Changes in Estimate on Tax Contingencies – The 2010 effective tax rate was 18 percentage points lower than 2009 due to a $156 million increase in tax benefits resulting from the resolution of tax audits, the expiration of statutes of limitations, and changes in estimate on tax contingencies in various countries and various state and local jurisdictions.

•  Receipt of Contingent Sales Proceeds – In 2010, the corporation recognized a tax benefit of $47 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to a $53 million benefit in 2009.

•  Foreign Earnings – The 2010 effective tax rate was 11 percentage points higher than 2009 as a result of a change in the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions that have lower tax rates.

Income from Continuing Operations and Diluted Earnings Per Share (EPS) from Continuing Operations Income from continuing operations in 2011 was $338 million, a decrease of $244 million over the prior year. The decline was due to the lower results for the business segments, the non-recurrence of $133 million of contingent sale proceeds, $55 million of debt extinguishment costs and an increase in income taxes. Income from continuing operations in 2010 was $582 million, an increase of $398 million over the prior year. The improvement was due to a $270 million after tax decline in impairment charges and improved business segment results.

The net income from continuing operations attributable to Sara Lee, which excludes the results of noncontrolling interests, was income of $338 million in 2011, $582 million in 2010 and $184 million in 2009.

Diluted EPS from continuing operations was $0.54 in 2011, $0.84 in 2010 and $0.26 in 2009. The diluted EPS from continuing operations in each succeeding year was favorably impacted by lower average shares outstanding as the corporation has been repurchasing shares of its common stock as part of an ongoing share repurchase program. The corporation repurchased 80.2 million shares in 2011, 36.4 million shares in 2010 and 11.4 million shares in 2009.

Discontinued Operations The results of the corporation’s North American fresh bakery and refrigerated dough businesses and the household and body care businesses, which have been classified as discontinued operations, are summarized below:

In millions	2011	2010	2009
Net sales	$3,422	$4,580	$4,516
Income from discontinued operations before income taxes	$172	$342	$305
Income tax (expense) on income from discontinued operations	50	(481)	(109)
Gain (loss) on disposition of discontinued operations before income taxes	1,304	158	–
Income tax (expense) benefit on disposition of discontinued operations	(568)	(74)	–
Net income (loss) from discontinued operations	$958	$(55)	$196

Income (Loss) from Discontinued Operations before Income Taxes Net sales for discontinued operations were $3.422 billion in 2011, compared to $4.580 billion in the prior year, a 25.3% decrease. The sales decline was primarily driven by the impact of business dispositions after the start of 2010, which reduced net sales by $1.1 billion as well as the impact of the additional 53rd week in the prior year. Income before income taxes in 2011 was $172 million, a decrease of $170 million compared to 2010. The decrease was again driven by the impact of business dispositions, the additional 53rd week and various other restructuring and other charges which reduced operating income by $191 million. Income from discontinued operations was $222 million in fiscal 2011, an increase of $361 million over the prior year due to the impact of income taxes. In 2011, the North American fresh bakery business reported a $101 million income tax benefit, which included a $122 million tax benefit that was associated with the excess tax basis related to these assets. In 2010, the international household and body care businesses reported $453 million of income tax expense, which included a $428 million tax charge related to the deemed repatriation of overseas earnings, attributable to the existing overseas cash and book value of the International Household and Body Care businesses.

Net sales for discontinued operations were $4.580 billion in 2010, an increase of $64 million, or 1.4% over the prior year. The sales growth was primarily driven by strength in the insecticides, shoe care and body care core categories, as well as the additional 53rd week and favorable foreign currency exchange rates, partially offset by a decline in North American fresh bakery sales. Pretax income in 2010 was $342 million, an increase of $37 million or 12% compared to 2009. The increase pretax income was driven by improved results for the household and body care operations, which were benefited by $33 million due to the cessation of depreciation and amortization in accordance with the accounting rules for assets held for sale and improved results for the North American fresh bakery and refrigerated dough businesses. Discontinued operations reported a loss of $139 million in fiscal 2010, due to $481 million of income tax expense. The increase in tax expense was related to the deemed repatriation of overseas earnings, attributable to the existing overseas cash and book value of the International Household and Body Care businesses.

Gain (Loss) on Sale of Discontinued Operations In 2011, the corporation completed the disposition of the majority of the businesses that comprised the household and body care business – global body care, European detergents, and Australia/New Zealand bleach businesses as well as a majority of the air care and shoe care businesses and recognized a pretax gain of $1.3 billion and an after tax gain of $736 million. In 2010, the corporation completed the disposition of its insecticide business in India, which had been part of the household and body care business, and recognized a pretax gain of $150 million and an after tax gain of $78 million. Further details regarding these transactions are included in Note 5 to the Consolidated Financial Statements, “Discontinued Operations.”

56/57      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

Consolidated Net Income and Diluted Earnings Per Share (EPS) Net income was $1.296 billion in 2011, an increase of $769 million over the prior year. The increase in net income was due to a $1.0 billion increase in income from discontinued operations, which was the result of a $361 million increase in income from discontinued operations primarily related to a year-over-year reduction in the tax provision related to the repatriation of foreign earnings and a tax benefit related to the North American fresh bakery operations and a $652 million increase in the gain on sale of businesses, which related to the completion of the disposition of several household and body care businesses in 2011. The increases in net income were partially offset by the $244 million reduction in income from continuing operations noted previously.

Net income was $527 million in 2010, an increase of $147 million over the previous year. The increase in net income was due to a $398 million increase in income from continuing operations as a result of a reduction in after tax impairment charges on a year-over-year basis partially offset by a $251 million reduction in net income from discontinued operations due to the tax provision related to the repatriation of foreign earnings.

The net income attributable to Sara Lee was $1.287 billion in 2011, $506 million in 2010 and $364 million in 2009.

Diluted EPS were $2.06 in 2011, $0.73 in 2010 and $0.52 in 2009. The diluted EPS in each succeeding year was favorably impacted by lower average shares outstanding due to an ongoing share repurchase program.

Operating Results by Business Segment

The corporation’s structure is currently organized around four business segments, which are described below.

North American Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America.

North American Foodservice sells a variety of meat, bakery and beverage products to foodservice customers in North America. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions.

International Beverage sells coffee and tea products in certain markets around the world, including Europe, Brazil and Australia. Sales are made in both the retail and foodservice channels.

International Bakery sells a variety of bakery and dough products to retail and foodservice customers in Europe and Australia.

The following is a summary of results by business segment:

In millions	2011	2010	2009
Net sales
North American Retail	$2,868	$2,818	$2,767
North American Foodservice	1,566	1,547	1,776
International Beverage	3,548	3,221	3,062
International Bakery	726	785	795
Total business segments	8,708	8,371	8,400
Intersegment sales	(27)	(32)	(34)
Net sales	$8,681	$8,339	$8,366

The following tables summarize the components of the percentage change in net sales as compared to the prior year.

	Volume (Excl. 53rd Week)	Mix	Price	Other	Impact of 53rd Week	Acq./ Disp.	Foreign Exchange	Total
2011 vs 2010
North American Retail	(3.8)%	1.8%	5.5%	(0.2)%	(1.9)%	0.4%	–%	1.8%
North American Foodservice	(13.4)	6.8	9.5	(0.1)	(1.7)	–	0.1	1.2
International Beverage	(2.2)	2.0	6.0	4.1	(1.7)	1.1	0.9	10.2
International Bakery	(2.5)	(0.6)	(3.7)	0.4	(1.5)	–	0.4	(7.5)
Total business segments	(4.7)%	2.5%	5.6%	1.5%	(1.7)%	0.5%	0.4%	4.1%
2010 vs 2009
North American Retail	(5.5)%	6.8%	(1.5)%	0.1%	1.9%	–%	–%	1.8%
North American Foodservice	(13.1)	6.3	0.1	0.1	1.5	(8.0)	0.2	(12.9)
International Beverage	1.4	(0.4)	(0.7)	(1.1)	1.6	0.4	4.0	5.2
International Bakery	(2.3)	(0.8)	(3.6)	0.9	1.5	–	3.0	(1.3)
Total business segments	(3.9)%	3.0%	(1.0)%	(0.3)%	1.7%	(1.6)%	1.8%	(0.3)%

Operating segment income and income from continuing operations before income taxes for 2011, 2010 and 2009 are as follows:

In millions	2011	2010	2009
Income from continuing operations before income taxes
North American Retail	$307	$343	$247
North American Foodservice	79	60	(20)
International Beverage	452	592	493
International Bakery	(12)	(14)	(194)
Total operating segment income	826	981	526
General corporate expenses	(188)	(259)	(225)
Mark-to-market derivative gains/(losses)	11	(13)	(12)
Amortization of intangibles	(22)	(21)	(21)
Contingent sale proceeds	–	133	150
Total operating income	627	821	418
Interest expense, net	(85)	(115)	(120)
Debt extinguishment costs	(55)	–	–
Income from continuing operations before income taxes	$487	$706	$298

A discussion of each business segment’s sales and operating segment income is presented on the following pages. The change in unit volumes for each business segment excludes the impact of acquisitions and dispositions and the impact of the 53rd week in 2010.

General corporate expenses, which are not allocated to the individual business segments, were $188 million in 2011, a decrease of $71 million over the prior year. The decrease versus the prior year was due primarily to a reduction in information technology costs, the impact of headcount reductions, lower employee benefit costs, lower franchise taxes and a gain on the disposition of the corporate jet.

General corporate expenses were $259 million in 2010, an increase of $34 million over the previous year due primarily to a $26 million tax indemnification charge as well as a $10 million increase in restructuring related charges in 2010 and the negative impact of $22 million of gains in the prior year, which were partially offset by lower fringe benefit costs and the impact of headcount reductions.

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

The unrealized mark-to-market gain/loss incurred on commodity derivative contracts was a gain of $11 million in 2011 as compared to a loss of $13 million in 2010 and a loss of $12 million in 2009. The unrealized mark-to-market gains in 2011 related to commodity derivative contracts primarily associated with coffee and energy contracts.

The amortization of intangibles in the table relates to acquired trademarks and customer relationships. It does not include software amortization, a portion of which is recognized in the earnings of the segments and a portion is recognized as part of general corporate expenses.

The impact of the costs related to exit activities and asset and business dispositions, transformation and Project Accelerate costs, impairment charges and other significant items on the corporation’s business segments and general corporate expenses are summarized as follows:

Summary of Significant Items by Business Segment

In millions	2011	2010	2009
North American Retail	$11	$(3)	$–
North American Foodservice	23	27	106
International Beverage	40	12	27
International Bakery	28	60	245
Impact on the business segments	102	96	378
General corporate expenses	84	56	17
Debt extinguishment costs	55	–	–
Impact on income from continuing operations before income taxes	$241	$152	$395

The most significant charges in the above table relate to severance charges related to restructuring actions and the spin-off. In addition, in 2009, impairment charges of $107 million and $207 million were recognized in North American Foodservice and International Bakery, respectively. Additional information regarding the amount and nature of the above charges is provided in the individual business segment discussions that follow.

58/59      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

North American Retail

In millions	2011	2010	Dollar Change	Percent Change	2010	2009	Dollar Change	Percent Change
Net sales	$2,868	$2,818	$ 50	1.8%	$2,818	$2,767	$51	1.8%
Less: Increase/(decrease) in net sales from
Acquisition	$11	$–	$ 11		$–	$–	$ –
Impact of 53rd week	–	52	(52)		52	–	52
Adjusted net sales	$2,857	$2,766	$ 91	3.3%	$2,766	$2,767	$ (1)	0.0%

Operating segment income	$307	$343	$(36)	(10.6)%	$343	$247	$96	38.7%
Less: Increase/(decrease) in operating segment income from
Project Accelerate charges	$(2)	$(4)	$ 2		$(4)	$–	$ (4)
Spin-off related costs	(9)	–	(9)		–	–	–
Pension curtailment gain	–	7	(7)		7	–	7
Acquisition	1	–	1		–	–	–
Impact of 53rd week	–	5	(5)		5	–	5
Adjusted operating segment income	$317	$335	$(18)	(5.2)%	$335	$247	$88	35.4%
Gross margin %	30.6%	33.4%		(2.8)%	33.4%	28.8%		4.6%

2011 versus 2010 Net sales increased by $50 million, or 1.8%, while adjusted net sales increased 3.3% after adjusting for the impact of acquisitions and the additional 53rd week in the prior year. Sales increased as a result of pricing actions and an improved sales mix, which offset lower unit volumes. Unit volumes decreased 3.8% as a result of declines for frozen bakery products, hot dogs and smoked sausage partially offset by higher volumes for breakfast sandwiches and lunchmeats. Unit volumes were negatively impacted by pricing actions and the rationalization of low-margin promotional programs. Pricing actions, net of trade promotions, increased net sales by 5.5%. The improved sales mix was driven in part by the sale of innovative new products in the breakfast and lunchmeat categories.

Operating segment income decreased by $36 million, or 10.6%, while adjusted operating segment income decreased by $18 million, or 5.2%. The decrease in operating segment income was due to a significant increase in commodity costs net of pricing actions, higher costs related to the implementation of new information systems, start up costs associated with the new Kansas City meat plant and lower unit volumes, partially offset by an improved sales mix, savings from continuous improvement programs and lower MAP and other SG&A expenses.

2010 versus 2009 Net sales increased by $51 million, or 1.8%. The increase was due to the impact of the 53rd week in 2010 as adjusted net sales were virtually unchanged. Sales increased as a result of an improved sales mix driven in part by higher sales in the breakfast sandwich, breakfast sausage, branded lunchmeat and smoked sausage categories partially offset by the continuing exit of the lower margin commodity hog business and the impact of the exit of the kosher meat business in the third quarter of 2009. Pricing actions, net of trade promotions, decreased net sales by approximately 2%. The overall unit volume decline of 5.5% was due to the continuing exit of the commodity hog business and the exit of the kosher meat business. Unit volumes, excluding the planned exit from the commodity meat and kosher meat businesses, increased 2.7% due to higher volumes for breakfast sandwiches and sausages, smoked sausages and sliced meats, which more than offset volume declines for frozen bakery products.

Operating segment income increased by $96 million, or 38.7% due in part to a pension curtailment gain and the impact of the 53rd week, net of the negative impact of the change in exit activities and asset and business dispositions, which increased operating segment income by $8 million. Adjusted operating segment income increased by $88 million, or 35.4%, due to lower commodity costs, an improved sales mix, and savings from continuous improvement programs, partially offset by increased trade promotions and higher MAP and other SG&A costs.

North American Foodservice

In millions	2011	2010	Dollar Change	Percent Change	2010	2009	Dollar Change	Percent Change
Net sales	$1,566	$1,547	$ 19	1.2%	$1,547	$1,776	$(229)	(12.9)%
Less: Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$ –	$ (2)	$ 2		$ –	$ (3)	$3
Dispositions	–	–	–		–	142	(142)
Impact of 53rd week	–	26	(26)		26	–	26
Adjusted net sales	$1,566	$1,523	$ 43	2.8%	$1,521	$1,637	$(116)	(7.1)%

Operating segment income (loss)	$ 79	$ 60	$ 19	32.8%	$ 60	$ (20)	$ 80	NM %
Less: Increase/(decrease) in operating segment income (loss) from
Project Accelerate charges	$ (2)	$ (10)	$ 8		$ (10)	$ 1	$ (11)
Accelerated depreciation	(2)	(7)	5		(7)	–	(7)
Spin-off related costs	(4)	–	(4)		–	–	–
Impairment charge	(15)	(15)	–		(15)	(107)	92
Pension plan curtailment gain	–	5	(5)		5	–	5
Disposition	–	–	–		–	11	(11)
Impact of 53rd week	–	1	(1)		1	–	1
Adjusted operating segment income	$ 102	$ 86	$ 16	19.1%	$ 86	$ 75	$ 11	14.3%
Gross margin %	23.7%	24.1%		(0.4)%	24.1%	24.5%		(0.4)%

2011 versus 2010 Net sales increased by $19 million, or 1.2%, while adjusted net sales, which excludes the impact of the additional 53rd week in the prior year, increased by $43 million, or 2.8%. The increase in net sales was due to the impact of price increases in response to an increase in commodity costs and an improved sales mix partially offset by unit volume declines. The pricing actions increased sales by 9.5%. Overall, net unit volumes declined 13.4% due to demand softness resulting from the continued weak economic conditions and the loss of certain contracts. The bakery volumes declined due primarily to the loss of a high volume, low margin pizza dough contract and volume softness in bakery products. Beverage volumes are down due to declines in roast and ground and coffee concentrates. The decline in coffee concentrates is due to the loss of a high margin liquid coffee concentrate contract, which had a negative impact on sales and operating segment income. Meat volumes increased, driven in part by growth in breakfast sausage.

Operating segment income increased by $19 million, or 32.8%. Adjusted operating segment income increased by $16 million, or 19.1%, as the negative impact of higher commodity costs and lower unit volumes, which includes the loss of the liquid coffee business noted above, were effectively offset by pricing actions, a favorable shift in sales mix and continuous improvement savings.

2010 versus 2009 Net sales decreased by $229 million, or 12.9%. Business dispositions after the start of 2009, which include the DSD beverage business and a sauces and dressings business, reduced net sales by $142 million, while the change in foreign currency exchange rates and the impact of the 53rd week increased net sales by $29 million. Adjusted net sales decreased by $116 million, or 7.1%, due to unit volume declines partially offset by a favorable sales mix shift. Pricing actions had virtually no impact on the change in net sales. Overall net unit volumes declined 13.1% due to the loss of a large non-core bakery contract and demand softness resulting from the continued weak economic conditions. Bakery volumes declined due primarily to the loss of a low-margin, high-volume pizza ingredient business. Meat volumes declined, driven in part by the planned exit of certain lower margin meat business. Beverage volumes are down due to declines in roast and ground coffee.

Operating segment income increased by $80 million. The net impact of the change in impairment charges, pension curtailment gain, Project Accelerate charges, and the impact of the 53rd week increased operating segment income by $80 million. Dispositions after the start of 2009 reduced operating segment income by $11 million. Adjusted operating segment income increased by $11 million, or 14.3%, due to the favorable impact of lower commodity costs net of pricing actions, continuous improvement savings, an improved shift in sales mix and lower distribution and fuel costs, partially offset by lower unit volumes.

60/61      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

International Beverage

In millions	2011	2010	Dollar Change	Percent Change	2010	2009	Dollar Change	Percent Change
Net sales	$3,548	$3,221	$327	10.2%	$3,221	$3,062	$159	5.2%
Less: Increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$–	$(27)	$27		$–	$(124)	$124
Acquisitions/dispositions	34	1	33		12	1	11
Impact of 53rd week	–	48	(48)		48	–	48
Adjusted net sales	$3,514	$3,199	$315	9.9%	$3,161	$3,185	$(24)	(0.8)%

Operating segment income	$452	$592	$(140)	(23.6)%	$592	$493	$99	20.0%
Less: Increase/(decrease) in operating segment income from
Changes in foreign currency exchange rates	$–	$(6)	$6		$–	$(17)	$17
Project Accelerate charges	(1)	(12)	11		(12)	(53)	41
Spin-off related costs	(1)	–	(1)		–	–	–
Impairment charges	(6)	–	(6)		–	–	–
Curtailment gain	–	–	–		–	12	(12)
International stranded overhead charges	(32)	–	(32)		–	–	–
Gain on property disposition	–	–	–		–	14	(14)
Acquisitions/dispositions	3	–	3		1	–	1
Impact of 53rd week	–	17	(17)		17	–	17
Adjusted operating segment income	$489	$593	$(104)	(17.5)%	$586	$537	$49	8.8%
Gross margin %	36.7%	42.7%		(6.0)%	42.8%	40.1%		2.7%

2011 versus 2010 Net sales increased by $327 million, or 10.2%. The impact of foreign currency changes, particularly in the European euro and Brazilian real, increased reported net sales by $27 million, while acquisitions increased net sales by $33 million. The change in net sales was negatively impacted by the additional 53rd week in the prior year. Adjusted net sales increased by $315 million, or 9.9% due to pricing actions, which included increased trade promotion activity, higher green coffee export sales and an improved sales mix partially offset by lower unit volumes. Pricing actions increased net sales by 6.0%. Unit volumes decreased 2.2% due to unit volume declines in the retail channel. Retail volumes in Europe decreased due to volume declines in traditional roast and ground due in part to the impact of multiple price increases to recover higher commodity costs as well as competitive pressures from private label and hard discounters and weak economic conditions throughout Europe, which was partially offset by increases in single serve coffee volumes in France and an increase in instants. The volume declines in Europe were partially offset by improved volumes in the Asian region. Unit volumes in the foodservice channel remained virtually unchanged.

Operating segment income decreased $140 million, or 23.6%. Adjusted operating segment income decreased $104 million, or 17.5% due to the negative impact of higher commodity costs, $55 million of foreign currency hedging losses related to raw material purchases and higher MAP spending, which were only partially offset by the impact of pricing actions and a favorable shift in sales mix.

2010 versus 2009 Net sales increased by $159 million, or 5.2%. The impact of changes in foreign currency exchange rates, particularly in the European euro and Brazilian real, increased reported net sales by $124 million, while the 53rd week increased net sales by $48 million. Acquisitions net of dispositions, increased net sales by $11 million. Adjusted net sales decreased by $24 million, or 0.8%, due to lower green coffee export sales, increased trade promotions and an unfavorable shift in sales mix, partially offset by an increase in unit volumes. Pricing actions, which included increased trade promotion activity, reduced net sales by approximately 1%. Unit volumes increased 1.4% due to volume growth in single serve coffee, traditional roast and ground and instants, while overall coffee concentrate volumes were virtually unchanged. Retail volumes in Europe decreased due to volume declines in traditional roast and ground coffee due in part to competitive pressures from private label and hard discounters as well as weak economic conditions throughout Europe, which was partially offset by increases in single serve coffee volumes primarily in France and Germany. The volume declines in Europe were offset by improved volumes in Brazil. Unit volumes in the foodservice channel in Europe decreased due to continued weak economic conditions in Europe.

Operating segment income increased by $99 million, or 20.0%. Adjusted operating segment income increased by $49 million, or 8.8%, due to lower commodity costs including the impact of hedging gains, the increase in unit volumes, and the benefits of continuous improvement programs, partially offset by the negative impact of pricing actions and higher MAP spending.

International Bakery

In millions	2011	2010	Dollar Change	Percent Change	2010	2009	Dollar Change	Percent Change
Net sales	$726	$785	$(59)	(7.5)%	$785	$ 795	$ (10)	(1.3)%
Less: increase/(decrease) in net sales from
Changes in foreign currency exchange rates	$ –	$ (3)	$ 3		$ –	$ (25)	$ 25
Impact of 53rd week	–	13	(13)		13	–	13
Adjusted net sales	$726	$775	$(49)	(6.4)%	$772	$ 820	$ (48)	(5.8)%

Operating segment income (loss)	$ (12)	$ (14)	$ 2	10.9%	$ (14)	$(194)	$180	92.9%
Less: Increase/(decrease) in operating segment income (loss) from
Changes in foreign currency exchange rates	$ –	$ –	$ –		$ –	$ (1)	$ 1
Project Accelerate/transformation charges	–	(47)	47		(47)	(38)	(9)
Impairment charge	–	(13)	13		(13)	(207)	194
International stranded overhead charges	(28)	–	(28)		–	–	–
Impact of 53rd week	–	1	(1)		1	–	1
Adjusted operating segment income	$ 16	$ 45	$(29)	(65.0)%	$ 45	$ 52	$ (7)	(13.0)%
Gross margin %	35.0%	38.6%		(3.6)%	38.6%	37.5%		1.1%

2011 versus 2010 Net sales decreased by $59 million, or 7.5%. The change in sales was impacted by changes in foreign currency exchange rates and the 53rd week in the prior year. The impact of foreign currency changes, particularly the Australian dollar, increased reported net sales by $3 million. Adjusted net sales decreased $49 million, or 6.4% due to the negative impact of price reductions in response to competitive pressures, which decreased net sales by 3.7% and lower unit volumes. Unit volumes decreased 2.5% due to a decline in fresh bread volumes in Spain, as a result of a reduction in branded sales due in part to economic and competitive pressures and volume declines in Australia. These volume declines were partially offset by increased refrigerated dough volumes in Europe.

Operating segment income increased by $2 million, or 10.9%. The net change in foreign currency exchange rates, business restructuring costs, Project Accelerate charges, impairment charges and the 53rd week increased operating segment income by $31 million. Adjusted operating segment income decreased by $29 million, or 65.0% due to the negative impact of pricing actions, lower unit volumes, higher commodity costs and an unfavorable sales mix shift to lower margin products partially offset by continuous improvement savings.

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

62/63      Sara Lee Corporation and Subsidiaries

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

Cash from Operating Activities The cash from operating activities generated by continuing and discontinued operations is summarized in the following table:

	2011	2010	2009
Cash from operating activities
Continuing operations	$226	$454	$321
Discontinued operations	221	498	579
Total	$447	$952	$900

2011 versus 2010 The decrease in cash from operating activities of $505 million in 2011 was due primarily to a decline in the cash generated by discontinued operations resulting from the completion of the business dispositions. The cash generated by continuing operations declined as a result of the lower operating results, increased working capital usage with respect to inventories and an increase in cash paid for restructuring actions, which were partially offset by a decrease in cash payments for taxes as well as lower contributions to pension plans.

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

Cash from (used in) Investing Activities Net cash from (used in) investing activities is split between continuing and discontinued operations as follows:

	2011	2010	2009
Cash from (used in) investment activities
Continuing operations	$(317)	$(171)	$(181)
Discontinued operations	2,446	119	(105)
Total	$2,129	$(52)	$(286)

2011 versus 2010 In 2011, the cash from investing activities increased by $2.2 billion over the prior year due to a $2.3 billion increase in cash proceeds received from the disposition of businesses and a $107 million increase in cash received from derivative transactions.

The corporation received $2.3 billion in 2011 primarily related to the disposition of the majority of the household and body care businesses while it received $204 million in 2010, primarily related to the sale of its insecticide business in India. In 2009, it received $53 million, of which $42 million was related to the disposition of its DSD foodservice operations. In 2011, the corporation also received a $203 million deposit related to the disposition of its insecticides businesses.

The corporation expended $119 million of cash for the acquisition of two businesses during 2011, Aidells, a retail sausage business and Damasco, a Brazilian coffee company.

In 2011, $81 million of cash was received from derivative transactions, as compared to cash used of $26 million in 2010, which related primarily to hedges of foreign currency exposures.

The corporation spent $355 million for the purchase of property, equipment, computer software and intangibles in 2011 as compared to $385 million in 2010. The slightly higher level of spending in 2010 was to expand meat production capacity in North American Retail and to implement new software to improve North American operations. The corporation expects capital expenditures for property and equipment to be approximately $370 million in 2012, a slight increase over 2011 due to planned capacity expansion, investment behind product innovations and the impact of changes foreign currency rates.

Cash from investing activities was negatively impacted by the cessation of contingent sale proceeds as the $133 million received in 2010 represented the final payment that was to be received.

2010 versus 2009 The cash used in investing activities in 2010 declined by $234 million from the prior year due primarily to a $151 million increase in cash proceeds received from the disposition of businesses and a $112 million reduction in cash used in derivative transactions.

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

Cash used in Financing Activities The net cash used in financing activities is split between continuing and discontinued operations as follows:

	2011	2010	2009
Cash used in financing activities
Continuing operations	$916	$(176)	$(299)
Discontinued operations	(2,667)	(625)	(468)
Total	$(1,751)	$(801)	$(767)

The cash used in the financing activities of the discontinued operations primarily represents the net transfers of cash with the corporate office as most of the cash of these businesses has been retained as a corporate asset.

2011 versus 2010 The cash used in financing activities in 2011 increased by $950 million over the prior year due primarily to a $813 million increase in cash used to repurchase shares of the corporation’s common stock and a $199 million increase in the net repayment of both long-term and short-term debt.

In 2011, the corporation repurchased 80.2 million shares of common stock for $1.3 billion. In 2010, the corporation expended $500 million to repurchase 36.4 million shares of its common stock under an accelerated share repurchase program.

In 2011, the corporation had net repayments of other debt and financings less than 90 days of $205 million, which was $199 million higher than the prior year. The corporation utilized a combination of cash on hand, short-term borrowings and new borrowings of long-term debt to repay maturing long-term debt. During 2011, the corporation repaid its $1.1 billion 6.25% Note due in September 2011 and issued $400 million of 2.75% Notes due in September 2015 and $400 million of 4.1% Notes due in September 2020. The remaining portion of the debt repayment was funded through short term borrowings and cash on hand.

Dividends paid during 2011 were $285 million as compared to $308 million in 2010. The reduction in dividends is due in part to the impact of the share repurchases. The annualized dividend rate per share was $0.46 per share in 2011 and $0.44 per share in 2010.

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

Liquidity

Notes Payable Notes payable increased from $47 million at July 3, 2010 to $238 million at July 2, 2011. The higher debt levels were used to fund increased working capital and other short-term cash needs in the U.S. and Brazil. At the end of 2011, the corporation had cash and cash equivalents on the balance sheet of $2.066 billion, which was $1.111 billion higher than the balance at July 3, 2010 due primarily to the cash proceeds received from the disposition of the majority of the household and body care businesses.

Anticipated Business Dispositions/Use of Proceeds Sara Lee has made substantial progress toward divesting its International household and body care businesses. The company closed transactions for the divestiture of the majority of its air care business to Procter & Gamble and the global body care and European detergents business to Unilever for approximately $2 billion in the first half of 2011. The company has closed on the sale of its Australia/New Zealand bleach business for €37.9 million on February 7, 2011 and closed on the sale of the majority of its global shoe care business for $276 million on April 4, 2011.

64/65      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

The company previously announced the divestitures of the non-Indian insecticides business for €154 million to SC Johnson and received a deposit of $203 million (€152 million) on the sale of these businesses. The deposit was recognized as unrestricted cash, with an offsetting liability to the buyer until the deal closes. Due to competition concerns raised by the European Commission, the parties have abandoned the original sale transaction. Sara Lee will proceed to complete the sale of the insecticides businesses outside the European Union to SC Johnson and will embark on a process to divest the insecticides businesses inside the European Union to another buyer. Sara Lee will receive the original purchase price and transfer the net proceeds received from the divestiture of the European businesses to SC Johnson. The divestitures of the non-Indian insecticides business is expected to close in the second half of calendar 2011, subject to customary closing conditions and regulatory clearances.

On November 9, 2010, the corporation signed an agreement to sell its North American fresh bakery business to Grupo Bimbo for $959 million, which includes the assumption of $34 million of debt. Per the agreement, the purchase price is subject to various adjustments, including reduction by up to $140 million if and to the extent that Grupo Bimbo is required to divest certain amounts of assets in connection with obtaining regulatory approval. The regulatory review process is ongoing but may result in a purchase price reduction in excess of $140 million. The transaction is anticipated to close in the first quarter of 2012.

In the fourth quarter of 2011, steps were taken to market and dispose of the North American refrigerated dough business, which is being reported as a discontinued operation. On August 9, 2011, the company announced it had signed an agreement to sell this business for $545 million. In August 2011, the company also made the decision to divest of its Spanish bakery and French dough businesses which are part of the International Bakery segment. The Australian frozen desserts business, which is also part of the International Bakery segment, is under strategic review. These businesses are currently reported as part of continuing operations.

In January 2011, the corporation announced that its board of directors has agreed in principle to divide the company into two separate, publicly traded companies which is expected to be completed in the first half of calendar 2012. Under the current plan, Sara Lee’s international beverage businesses will be spun off, tax-free, into a new public company. The other company will include Sara Lee’s current North American retail and foodservice businesses. The separation plan is subject to final approval by the board of directors, other customary approvals and the receipt of an IRS tax ruling.

In conjunction with this planned separation, the board of directors intends to declare a $3.00 per share dividend on the corporation’s common stock, a significant portion of which will be funded from proceeds from the sale of the North American fresh bakery business. This special dividend is expected to be declared and paid in fiscal 2012 before the completion of the spin-off.

During 2010, Sara Lee announced a revised capital plan that focused on share repurchases, dividend pay-out and the funded status of the company’s pension plans, while maintaining a solid investment grade credit profile.

As part of this capital plan, the company planned to buy back $2.5 to $3 billion of shares of its common stock over a three-year period. Sara Lee bought back approximately 36.4 million shares of common stock through an accelerated share repurchase (ASR) program begun in March 2010 and completed in the first quarter of 2011 at a total cost of $513 million, of which $500 million was paid in 2010 and an additional $13 million was paid in the first quarter of 2011 as a final settlement. The company also repurchased 80.2 million shares of common stock at a cost of $1.3 billion in the first nine months of 2011, which satisfies its commitment to repurchase a total of $1.0 to $1.5 billion of shares during fiscal 2011. As of July 2, 2011, approximately $1.2 billion remains authorized for share repurchase by the board of directors, in addition to the 13.5 million share authorization remaining under the prior share repurchase program. However, the corporation does not expect to continue with any further share repurchases.

As part of the capital plan, Sara Lee indicated its intention to maintain and gradually increase the corporation’s dividend. In October 2010, Sara Lee’s board of directors announced that it had increased the corporation’s dividend from $0.44 per share to $0.46 per share on an annualized basis. As previously noted, the corporation announced its intention to declare a $3.00 per share special dividend. After the payment of the special dividend in fiscal 2012, the corporation will have returned a total of $3.5 billion of capital to its shareholders since the revised capital plan was announced.

The company also made a $200 million voluntary cash contribution to the company’s pension plans in the fourth quarter of fiscal 2010 as part of its announced capital plan.

Debt The corporation’s total long-term debt decreased $220 million in 2011, to $2,409 million at July 2, 2011. In 2011, the corporation redeemed all of its 6.25% Notes due September 2011, of which $1.11 billion aggregate principal amount was outstanding. The company issued $400 million 2.75% Notes due in September 2015 and $400 million 4.1% Notes due September 2020, the proceeds of which were used to fund a portion of the redemption of the 6.25% Notes. The remaining long-term debt of $2,409 million is due to be repaid as follows: $473 million in 2012, $521 million in 2013, $20 million in 2014, $77 million in 2015, $405 million in 2016 and $913 million thereafter. Debt obligations due to mature in the next year are expected to be satisfied with cash on hand, cash from operating activities or with additional borrowings.

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

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the corporation’s long-term debt and notes payable consist of 68.3% fixed-rate debt as of July 2, 2011, as compared with 68.6% as of July 3, 2010. The slight decrease in fixed-rate debt at the end of 2011 versus the end of 2010 is due to the repayment of long-term fixed rate debt that matured or was redeemed during the period. The corporation monitors the interest rate environments in the geographic regions in which it operates and modifies the components of its debt portfolio as necessary to manage interest rate and foreign currency risks.

Pension Plans As shown in Note 16 to the Consolidated Financial Statements, titled “Defined Benefit Pension Plans,” the funded status of the corporation’s defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The funded status of the plans for total continuing operations is an overfunded position of $38 million at the end of fiscal 2011 as compared to an underfunded position of $448 million at the end of fiscal 2010.

The corporation expects to contribute approximately $200 million of cash to its pension plans in 2012 as compared to approximately $124 million in 2011 and $273 million in 2010. The contribution amounts are for pension plans of continuing operations and pension plans where the corporation has agreed to retain the pension liability after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which the company operates, the timing of cash tax benefits for amounts funded and arrangements made with the trustees of certain foreign plans. As a result, the actual funding in 2012 may be materially different from the estimate.

During 2006, the corporation entered into an agreement with the plan trustee to fully fund certain U.K. pension obligations by calendar 2015. The anticipated 2012 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Under the terms of this agreement, the corporation will make annual pension contributions of 32 million British pounds to the U.K. plans through calendar 2015. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with local funding standards. If at any time prior to January 1, 2016, Sara Lee Corporation ceases having a credit rating equal to or greater than all three of the following ratings, the annual pension funding of these U.K. plans will increase by 20%: Standard & Poor’s minimum credit rating of “BBB-,” Moody’s Investors Service minimum credit rating of “Baa3” and FitchRatings minimum credit rating of “BBB -.” The corporation’s credit ratings are currently above these levels and are discussed below in this Liquidity section.

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

66/67      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

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

The corporation’s regular scheduled contributions to MEPPs related to continuing operations totaled approximately $3 million in 2011, $4 million in 2010, and $5 million in 2009. For continuing operations, the corporation incurred withdrawal liabilities of an immaterial amount in 2011, 2010 and 2009.

Repatriation of Foreign Earnings and Income Taxes The corporation anticipates that it will continue to repatriate a portion of its foreign subsidiary’s future earnings. The tax expense associated with any return of foreign earnings will be recognized as such earnings are realized. However, the corporation pays the liability upon completing the repatriation action. The repatriation of foreign sourced earnings is not the only source of liquidity for the corporation. In addition to cash flow derived from operations, the corporation has access to the commercial paper market, a $1.2 billion revolving credit facility, and access to public and private debt markets as a means to generate liquidity sufficient to meet its U.S. cash flow needs.

In 2011, the continuing operations tax expense for repatriating a portion of 2011 and prior year earnings to the U.S. is $14 million, with the majority of these taxes paid during 2011. In addition, the corporation has recognized $180 million of tax expense in discontinued operations related to the repatriation of the gain on the sale of the household and body care businesses of which $190 million was recognized in gains on sales and a credit of $10 million was recognized in discontinued operating results. It is anticipated that a majority of the cash taxes related to this repatriation action will be paid after calendar 2011. The deferred tax liability at the end of 2011 is $769 million and relates primarily to repatriation taxes recognized in 2010 and 2011.

Cash and Equivalents, Short-Term Investments and Cash Flow The majority of the corporation’s cash balance of $2.066 billion at the end of 2011 was invested in interest-bearing bank deposits that are redeemable on demand by the corporation. A significant portion of cash and equivalents are held by the corporation’s subsidiaries outside of the U.S. A portion of these balances will be used to fund future working capital and other funding requirements.

The corporation has also recognized amounts for Project Accelerate and other restructuring charges and at the end of 2011 recognized a liability of approximately $200 million that relates primarily to future severance and other lease and contractual payments. These amounts will be paid when the obligation becomes due, and the corporation expects a significant portion of these amounts will be paid in 2012. The anticipated 2012 payments of cash taxes and severance associated with previously recognized exit activities will have a significant negative impact on cash from operating activities.

Dividend The corporation’s annualized dividend amounts per share were $0.46 in 2011 and $0.44 in 2010 and 2009. As previously noted, the board of directors intends to declare a $3.00 per share dividend on the corporation’s common stock, the majority of which will be funded from proceeds from the sale of the North American Fresh Bakery business. This special dividend is expected to be declared and paid in fiscal 2012 before the completion of the spinoff. Future dividends are determined by the corporation’s Board of Directors and are not guaranteed.

Credit Facilities and Ratings In June 2011, the corporation amended its $1.85 billion five-year revolving credit facility that was set to expire in December 2011. The amendment lowered the dollar amount of the facility to $1.2 billion and extended the maturity date to the earlier of June 4, 2013 or the date on which the spin-off of the international beverage business is consummated. The credit facility has an annual fee of 0.05% as of July 2, 2011 and pricing under this facility is based on the corporation’s current credit rating. At July 2, 2011, the corporation did not have any borrowings outstanding under this facility but it did have approximately $150 million of letters of credit outstanding under this credit facility, of which $100 million relates to the North American fresh bakery operations. The facility does not mature or terminate upon a credit rating downgrade.

The corporation’s debt agreements and credit facility contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the corporation is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended July 2, 2011, the corporation’s interest coverage ratio was 7.0 to 1.0.

The corporation’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of July 2, 2011, were as follows.

	Senior Unsecured Obligations	Short-term Borrowings	Outlook
Standard & Poor’s	BBB	A-2	Stable
Moody’s	Baa1	P-2	Negative
FitchRatings	BBB	F-2	Stable

In January 2011, Moody’s Investor Services placed the company’s long-term rating under review for possible downgrade, likely limited to one notch. It also affirmed the company’s P-2 rating on short-term borrowings.

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

Leases The corporation has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $58 million in 2012, $43 million in 2013, $31 million in 2014, $25 million in 2015, $17 million in 2016 and $69 million thereafter. The corporation is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The corporation continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $15 million in 2012, $11 million in 2013, $10 million in 2014, $8 million in 2015, $2 million in 2016 and $28 million thereafter.

Future Contractual Obligations and Commitments During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. Under the terms of these contracts, which are open through June 2012, the corporation will continue to purchase these live hogs and therefore, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. The corporation’s purchase price of these hogs is generally based on the price of corn products, and the corporation’s selling price for these hogs is generally based on USDA posted hog prices. Divergent movements in these indices will result in either gains or losses on these hog transactions. Expected losses from the sale of these hogs are recognized when the loss is probable of occurring. At the end of 2011, based on current market pricing, the corporation deemed that it was not probable that material future near-term losses would occur. The contractual commitment for these purchases is included in the table below.

The corporation has no material unconditional purchase obligations as defined by the accounting principles associated with the Disclosure of Long-Term Purchase Obligations. The following table aggregates information on the corporation’s contractual obligations and commitments:

68/69      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

		Payments Due by Fiscal Year
In millions	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$2,409	$ 473	$ 521	$ 20	$ 77	$405	$ 913
Interest on debt obligations[1]	957	96	86	73	63	52	587
Operating lease obligations	243	58	43	31	25	17	69
Purchase obligations[2]	3,420	1,732	817	384	233	186	68
Other long-term liabilities[3]	380	75	86	75	69	42	33
Subtotal	7,409	2,434	1,553	583	467	702	1,670
Contingent lease obligations[4]	74	15	11	10	8	2	28
Total[5]	$7,483	$2,449	$1,564	$593	$475	$704	$1,698
[1]

Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2011. See Note 12 to the Consolidated Financial Statements for further details on the corporation’s long-term debt.

[2]

Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2011, the corporation has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The corporation enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the corporation are not included in the table since at the end of 2011 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2011. Ultimately, the corporation’s decisions and cash expenditures to purchase these various items will be based upon the corporation’s sales of products, which are driven by consumer demand. The corporation’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.

[3]

Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. It also includes the projected annual pension contribution of 32 million British pounds through 2016 related to the terms of an agreement to fully fund certain U.K. pension obligations. The corporation has employee benefit obligations consisting of pensions and other postretirement benefits, including medical; other than the U.K. pension funding amounts, noted previously, pension and postretirement obligations, including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the corporation’s pension and postretirement plans, including funding matters, is included in Notes 16 and 17 to the Consolidated Financial Statements. The corporation’s obligations for employee health and property and casualty losses are also excluded from the table. Finally, the amount does not include any reserves for income taxes because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. See Note 18 to the corporation’s consolidated financial statements regarding income taxes for further details.

[4]

Contingent lease obligations represent leases on property operated by others that only become an obligation of the corporation in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At July 2, 2011, the corporation has not recognized a contingent lease liability on the Consolidated Balance Sheets.

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

In 2010, the corporation recognized a $26 million charge for a tax indemnification related to the corporation’s direct selling business that was divested in 2006. In October 2009, the Spanish tax administration upheld the challenge made by its local field examination against tax positions taken by the corporation’s Spanish subsidiaries. In November 2009, the corporation filed an appeal against this claim with the Spanish Tax Court. In April 2010, the Spanish Chief Inspector upheld a portion of the claim raised by the Spanish tax authorities, which the corporation will appeal. The corporation believes it is adequately reserved for the claim upheld by the Spanish Chief Inspector. The corporation is currently appealing the Court’s decision and has obtained a bank guarantee of € 64 million as security against all allegations.

The material guarantees for which the maximum potential amount of future payments can be determined, include the corporation’s contingent liability on leases on property operated by others that is described above, and the corporation’s guarantees of certain third-party debt. These debt guarantees require the corporation to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the corporation could be required to make in the event that these third parties default on their debt obligations is approximately $12 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

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

In millions	Amounts	Average	Time Interval	Confidence Level
Value at risk amounts
2011
Interest rates	$21	$24	1 day	95%
Foreign exchange	15	18	1 day	95%
2010
Interest rates	$11	$12	1 day	95%
Foreign exchange	21	23	1 day	95%

70/71      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

Interest rate value at risk increased from 2010 due to a shift toward longer maturities of the overall debt outstanding and the general increase in long-term rate volatilities. Foreign exchange value at risk decreased from 2010 primarily due to the decrease in foreign exchange rate volatility in the current year.

Sensitivity Analysis For commodity derivative instruments held, the corporation utilizes a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on the corporation’s commodity derivative instruments. This analysis includes the commodity derivative instruments and, thereby, does not consider the underlying exposure. At the end of 2011 and 2010, the potential change in fair value of commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $22 million and $2 million, respectively. This amount is not significant compared with the earnings and equity of the corporation.

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

Critical Accounting Estimates

The corporation’s summary of significant accounting policies is discussed in Note 2 to the Consolidated Financial Statements. The application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known, and, if material, are disclosed in the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term “reasonably possible” refers to an occurrence that is more than remote but less than probable in the judgment of management.

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

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 2, 2011, the net book value of trademarks and other identifiable intangible assets was $322 million, of which $266 million is being amortized. The anticipated amortization over the next five years is $165 million.

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

Goodwill Goodwill is not amortized but is subject to periodic assessments of impairment and is discussed further in Note 3. Goodwill is assessed for impairment at least annually, in the fourth quarter, and as triggering events may arise. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. The fair value of reporting units is estimated based on a weighting of two models – a discounted cash flow model and a market multiple model. The discounted cash flow model uses management’s business plans and projections as the basis for expected future cash flows for the first three years and a 2% to 4% residual growth rate thereafter. The market multiple approach

72/73      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

employs market multiples of revenues or earnings for companies comparable to the corporation’s operating units. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit and, on a weighted average basis, the discount rate used was 9.8%.

In the third quarter of 2011, management indicated that the International Bakery operations were under strategic review. The asset disposal groups comprising the International Bakery operations were tested for impairment under the held and used model in 2011 and it was determined no impairment was necessary. Subsequent to year end, management decided they will divest the Spanish bakery and French dough businesses, reported as part of the International Bakery segment, requiring that these businesses be tested for impairment under the available for sale model in 2012. Evaluating the recoverability of the assets of a business classified as available for sale follows a defined order in which the recoverability of goodwill, indefinite-lived intangible assets and other assets are tested for impairment prior to depreciable fixed assets and intangibles. The impairment test for these businesses will include currency translation adjustment balances which are in a significant loss position estimated at $100 million for the Spanish bakery business and $160 million for the French dough business. It is estimated that in 2012 the corporation will recognize impairments for the Spanish bakery business of approximately $85 million to $100 million and for the French dough business of approximately $150 million to $160 million.

The beverage operations in Brazil, which are reported within the International Beverage segment, have $47 million of goodwill generated by two separate acquisitions made in 2009 and 2011. In the annual goodwill impairment test conducted in the fourth quarter of 2011, the International Beverage Brazil reporting unit had an estimated fair value in excess of net asset carrying value of 9%. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate used for this reporting unit would reduce the enterprise value by 4% indicating no impairment. Although management currently believes the beverage operations in Brazil can support the value of its recorded goodwill, a change in assumptions driven by macro-economic conditions or degradation in the Brazilian consumer coffee market that undermines the reporting unit’s ability to achieve targeted profit levels may result in an impairment of their recorded goodwill.

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

The corporation’s effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the corporation operates. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our position may be challenged and possibly disallowed by various tax authorities. The corporation’s recorded estimates of liability related to income tax positions are based on management’s judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with worldwide tax authorities in consideration of applicable tax statutes and related interpretations and precedents. These reserves include penalties and interest on these reserves at the appropriate statutory interest rates and these charges are also included in the corporation’s effective tax rate. The ultimate liability incurred by the corporation may differ from its estimates based on a number of factors, including the application of relevant legal precedent, the corporation’s success in supporting its filing positions with tax authorities, and changes to, or further interpretations of, law.

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

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the corporation’s reserves related to uncertain tax positions, changes in valuation allowances, and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods:

•  The company’s international operations provide a significant portion of the company’s cash flow from operating activities, which is expected to require the company to continue to repatriate a significant portion of the cash generated outside of the U.S. The repatriation of these funds has and is expected to continue to result in a higher effective income tax expense and cash taxes paid. The tax provision associated with the repatriation of foreign earnings for both continuing and discontinued operations in fiscal years 2011, 2010 and 2009 was $214 million, $574 million and $58 million, respectively. In 2010, the tax expense for repatriation of foreign earnings was significantly higher due to the corporation’s decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses. In its determination of which foreign earnings are permanently reinvested, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of its foreign subsidiaries, and the tax consequences of remitting the foreign earnings to the U.S. Variability in the corporation’s effective tax rate will occur over time as a result of these and other factors which could materially change the estimated cost of future repatriation actions.

•  Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

•  The corporation has ongoing U.S. and foreign tax audits for various tax periods. The U.S. federal tax years from 2007 onward remain subject to audit. Fiscal years remaining open to examination in the Netherlands include 2003 forward. Other foreign jurisdictions remain open to audits ranging from 1999 forward. With few exceptions, the corporation is no longer subject to state and local income tax examinations by tax authorities for years before 2005. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of worldwide examinations. The corporation regularly reviews its tax positions based on the individual facts, circumstances, and technical merits of each tax position. If the corporation determines it is more likely than not that it is entitled to the economic benefits associated with a tax position, it then considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with a taxing authority, taking into consideration all available facts, circumstances, and information. The corporation believes that it has sufficient cash resources to fund the settlement of these audits.

As a result of audit resolutions, expirations of statutes of limitations, and changes in estimate on tax contingencies in 2011, 2010 and 2009, the corporation recognized tax benefits of $20 million, $177 million and $21 million, respectively. However, audit outcomes and the timing of audit settlements are subject to significant uncertainty. The corporation estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation’s tax rate or net earnings trends. As of the end of 2011, the corporation believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $15 million to $40 million over the next 12 months.

74/75      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

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

Net periodic benefit costs for the corporation’s defined benefit pension plans related to continuing operations were $36 million in 2011, $99 million in 2010 and $59 million in 2009, and the projected benefit obligation was $4.483 billion at the end of 2011 and $4.335 billion at the end of 2010. The corporation currently expects its net periodic benefit cost for 2012 to be approximately $8 million of income. The year-over-year change versus 2011 is due primarily to an increase in expected return on assets due to higher plan assets at the end of 2011 as compared to the prior year and a reduction in the amortization related to actuarial gains/losses as a result of actuarial gains during 2011 which reduced the amount of unamortized actuarial losses to be amortized.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2011. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2011 and treat the North American fresh bakery and household and body care businesses as discontinued operations. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and that the effects of changes in assumptions are not necessarily linear.

		Increase/(Decrease) in
Assumption	Change	2012 Net Periodic Benefit Cost	2011 Projected Benefit Obligation
Discount rate	1% increase	$(10)	$(547)
	1% decrease	31	624
Asset return	1% increase	(45)	–
	1% decrease	45	–

The corporation’s defined benefit pension plans had a net unamortized actuarial loss of $715 million in 2011 and $1.032 billion in 2010. The unamortized actuarial loss is reported in the “Accumulated other comprehensive loss” line of the Consolidated Balance Sheet. The decrease in the net actuarial loss in 2011 was primarily due to an increase in the weighted average discount rate and actual asset performances in excess of the asset return assumptions.

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

Comprehensive Income The Financial Accounting Standards Board (“FASB”) amended the reporting standards for comprehensive income in June 2011 to eliminate the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. All non-owner changes in stockholders’ equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendment is retroactively effective for the corporation beginning in the first quarter of fiscal 2013. This standard will not have an impact on our consolidated results of operations, financial position or cash flows.

Fair Value Measurement and Disclosure In May 2011, the FASB issued an update amending the accounting standards for fair value measurement and disclosure, resulting in common principles and requirements under U.S. generally accepted accounting principles (“US GAAP”) and International Financial Reporting Standards (“IFRS”). The amendments change the wording used to describe certain of the US GAAP requirements either to clarify the intent of existing requirements, to change measurement or expand disclosure principles or to conform to the wording used in IFRS. The amendments are to be applied prospectively and will be effective beginning with the second quarter of 2012 for the corporation. Early application is not permitted. We do not expect adoption of these amendments to have a significant impact on our consolidated results of operations, financial position or cash flows.

Forward-Looking Information

This document contains certain forward-looking statements, including the anticipated costs and benefits of restructuring actions, the corporation’s ability to complete, the timetable for completion and the expected benefits of the proposed spin-off of its international coffee and tea business into an independent public company, the corporation’s ability to declare and pay the intended one time special cash dividend, access to credit markets and the corporation’s credit ratings, the planned extinguishment of debt, the funding of pension plans, the corporation’s ability to complete pending and planned acquisition and divestiture transactions, projected capital expenditures, cash tax payments, pension settlement amounts and effective tax rates. In addition, from time to time, in oral statements and written reports, the corporation discusses its expectations regarding the corporation’s future performance by making forward-looking statements preceded by terms such as “expects,” “projects,” “anticipates” or “believes.” These forward-looking statements are based on currently available competitive, financial and economic data, as well as management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Consequently, the corporation wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Sara Lee’s actual results to differ from such forward-looking statements are those described under Item 1A, Risk Factors, in Sara Lee’s most recent Annual Report on Form 10-K and other SEC Filings, as well as factors relating to:

76/77      Sara Lee Corporation and Subsidiaries

FINANCIAL REVIEW

•  Sara Lee’s spin-off and separation plans and the special dividend announced on January 28, 2011, its regular quarterly dividend and its share repurchase plans, such as (i) unanticipated developments that delay or negatively impact the proposed spin-off and capital plans; (ii) Sara Lee’s ability to obtain an IRS tax ruling and any other customary approvals; (iii) Sara Lee’s ability to generate the anticipated efficiencies and savings from the proposed spin-off including a lower effective tax rate for the spin-off company; (iv) the impact of the proposed spin-off on Sara Lee’s relationships with its employees, its major customers and vendors and on Sara Lee’s credit ratings and cost of funds; (v) changes in market conditions; (vi) future opportunities that the Board may determine present greater potential value to shareholders than the spin-off, special dividend and share purchase plans; (vii) the inability to complete the sale of Sara Lee’s North American Fresh Bakery business, a condition to the payment of the special dividend; (viii) disruption to Sara Lee’s business operations as a result of the proposed spin-off; (ix) future operating or capital needs that require a more significant outlay of cash than currently anticipated; and (x) the ability of the businesses to operate independently following the completion of the proposed spin-off;

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

•  The consumer marketplace, such as (i) significant competition, including advertising, promotional and price competition; (ii) changes in consumer behavior due to economic conditions, such as a shift in consumer demand toward private label; (iii) fluctuations in the cost of raw materials, Sara Lee’s ability to increase or maintain product prices in response to fluctuations in cost and the impact on Sara Lee’s profitability; (iv) the impact of various food safety issues and regulations on sales and profitability of Sara Lee products; and (v) inherent risks in the marketplace associated with new product introductions, including uncertainties about trade and consumer acceptance;

•  Sara Lee’s international operations, such as (i) impacts on reported earnings from fluctuations in foreign currency exchange rates, particularly the euro; (ii) Sara Lee’s generation of a high percentage of its revenues from businesses outside the United States and costs to remit these foreign earnings into the U.S. to fund Sara Lee’s domestic operations, share repurchase plans, dividends, debt service and corporate costs; (iii) difficulties and costs associated with complying with U.S. laws and regulations, such as Foreign Corrupt Practices Act, applicable to entities with overseas operations, and different regulatory structures and unexpected changes in regulatory environments overseas, including without limitation potentially negative consequences from changes in anti-competition and tax laws; and (iv) Sara Lee’s ability to continue to source production and conduct manufacturing and selling operations in various countries due to changing business conditions, political environments, import quotas and the financial condition of suppliers;

•  Previous business decisions, such as (i) Sara Lee’s ability to generate margin improvement through cost reduction and efficiency initiatives; (ii) Sara Lee’s ability to achieve planned cash flows from capital expenditures and acquisitions and the impact of changing interest rates and the cost of capital on the discounted value of those planned cash flows, which could impact future impairment analyses; (iii) credit ratings issued by the three major credit rating agencies, the impact of Sara Lee’s capital plans and targets on such credit ratings and the impact these ratings and changes in these ratings may have on Sara Lee’s cost to borrow funds, access to capital/debt markets, and ability to complete the planned share repurchase; (iv) the settlement of a number of ongoing reviews of Sara Lee’s income tax filing positions in various jurisdictions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Sara Lee transacts business; and (v) changes in the expense for and contingent liabilities relating to multi-employer pension plans in which Sara Lee participates.

In addition, Sara Lee’s results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where the corporation competes. Sara Lee undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME

Dollars in millions except per share data	Years ended	July, 2 2011	July 3, 2010	June 27, 2009
Continuing Operations
Net sales		$8,681	$8,339	$8,366

Cost of sales		5,868	5,356	5,614
Selling, general and administrative expenses		2,060	2,183	2,072
Net charges for exit activities, asset and business dispositions		105	84	98
Impairment charges		21	28	314
Contingent sale proceeds		–	(133)	(150)

Operating income		627	821	418
Interest expense		117	138	161
Interest income		(32)	(23)	(41)
Debt extinguishment costs		55	–	–

Income from continuing operations before income taxes		487	706	298
Income tax expense		149	124	114

Income from continuing operations		338	582	184

Discontinued Operations
Income (loss) from discontinued operations net of tax expense (benefit) of $(50), $481 and $109		222	(139)	196
Gain on sale of discontinued operations, net of tax expense of $568, $74 and nil		736	84	–

Net income (loss) from discontinued operations		958	(55)	196

Net income		1,296	527	380

Less: Income from noncontrolling interests, net of tax
Discontinued operations		9	21	16

Net income attributable to Sara Lee		$1,287	$ 506	$ 364

Amounts attributable to Sara Lee
Net income from continuing operations		$ 338	$ 582	$ 184
Net income (loss) from discontinued operations		949	(76)	180

Net income attributable to Sara Lee		$1,287	$ 506	$ 364

Earnings per share of common stock
Basic
Income from continuing operations		$ 0.54	$ 0.85	$ 0.26

Net income		$ 2.07	$ 0.74	$ 0.52

Diluted
Income from continuing operations		$ 0.54	$ 0.84	$ 0.26

Net income		$ 2.06	$ 0.73	$ 0.52

The accompanying Notes to Financial Statements are an integral part of these statements.

78/79      Sara Lee Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

Dollars in millions except per share data	July 2, 2011	July 3, 2010
Assets
Cash and equivalents	$2,066	$ 955
Trade accounts receivable, less allowances of $41 in 2011 and $62 in 2010	929	1,035

Inventories
Finished goods	485	386
Work in process	36	31
Materials and supplies	455	278
	976	695

Current deferred income taxes	54	241
Other current assets	274	363
Assets held for sale	285	491

Total current assets	4,584	3,780

Property
Land	66	56
Buildings and improvements	1,274	1,180
Machinery and equipment	2,645	2,407
Construction in progress	119	185

	4,104	3,828

Accumulated depreciation	2,456	2,230

Property, net	1,648	1,598
Trademarks and other identifiable intangibles, net	322	241
Goodwill	811	719
Deferred income taxes	256	225
Other noncurrent assets	521	150
Noncurrent assets held for sale	1,391	2,123

	$9,533	$8,836

The accompanying Notes to Financial Statements are an integral part of these statements.

	July 2, 2011	July 3, 2010

Liabilities and Equity
Notes payable	$ 238	$ 47
Accounts payable	954	896
Accrued liabilities
Payroll and employee benefits	356	352
Advertising and promotion	289	339
Income taxes payable and current deferred taxes	469	8
Other accrued liabilities	1,036	480
Current maturities of long-term debt	473	2
Liabilities held for sale	307	460

Total current liabilities	4,122	2,584

Long-term debt	1,936	2,627
Pension obligation	218	449
Deferred income taxes	184	492
Other liabilities	826	757
Noncurrent liabilities held for sale	273	412
Equity
Sara Lee common stockholders’ equity:
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 587,099,794 shares in 2011 and 662,118,377 shares in 2010	6	7
Capital surplus	39	17
Retained earnings	2,233	2,472
Unearned stock of ESOP	(77)	(97)
Accumulated other comprehensive income (loss)	(256)	(912)

Total Sara Lee common stockholders’ equity	1,945	1,487
Noncontrolling interest	29	28

Total equity	1,974	1,515

	$9,533	$8,836

The accompanying Notes to Financial Statements are an integral part of these statements.

80/81      Sara Lee Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

	Sara Lee Common Stockholders’ Equity
Dollars in millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest

Balances at June 28, 2008	$2,837	$7	$7	$2,760	$(112)	$149	$26
Net income	380	–	–	364	–	–	16
Translation adjustments, net of tax of $(31)	(563)	–	–	–	–	(561)	(2)
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $16	(30)	–	–	–	–	(30)	–
Pension/Postretirement activity, net of tax of $93	(164)	–	–	–	–	(164)	–
Other comprehensive income activity, net of tax of nil	(4)	–	–	–	–	(2)	(2)

Comprehensive income (loss)	$(381)						$12

Dividends on common stock	(310)	–	–	(310)	–	–	–
Dividends paid on noncontrolling interest/Other	(4)	–	–	–	–	–	(4)
Stock issuances – restricted stock	29	–	29	–	–	–	–
Stock option and benefit plans	4	–	4	–	–	–	–
Share repurchases and retirement	(103)	–	(25)	(78)	–	–	–
Pension/Postretirement – adjustment to change in measurement date, net of tax of $7	(13)	–	–	(16)	–	3	–
ESOP tax benefit, redemptions and other	11	–	2	1	8	–	–

Balances at June 27, 2009	2,070	7	17	2,721	(104)	(605)	34
Net income	527	–	–	506	–	–	21
Translation adjustments, net of tax of $(71)	(82)	–	–	–	–	(82)	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(4)	8	–	–	–	–	8	–
Pension/Postretirement activity, net of tax of $74	(235)	–	–	–	–	(235)	–
Other comprehensive income activity, net of tax of nil	2	–	–	–	–	2	–

Comprehensive income	$220						$21

Dividends on common stock	(302)	–	–	(302)	–	–	–
Dividends paid on noncontrolling interest/Other	(2)	–	–	–	–	–	(2)
Disposition of noncontrolling interest	(25)	–	–	–	–	–	(25)
Stock issuances – restricted stock	27	–	27	–	–	–	–
Stock option and benefit plans	19	–	19	–	–	–	–
Share repurchases and retirement	(500)	–	(47)	(453)	–	–	–
ESOP tax benefit, redemptions and other	8	–	1	–	7	–	–

Balances at July 3, 2010	1,515	7	17	2,472	(97)	(912)	28
Net income	1,296	–	–	1,287	–	–	9
Translation adjustments, net of tax of $47	332	–	–	–	–	332	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(5)	7	–	–	–	–	7	–
Pension/Postretirement activity, net of tax of $(125)	317	–	–	–	–	317	–

Comprehensive income	$1,952						$9

Dividends on common stock	(278)	–	–	(278)	–	–	–
Dividends paid on noncontrolling interest/Other	(5)	–	–	–	–	–	(5)
Disposition of noncontrolling interest	(3)	–	–	–	–	–	(3)
Stock issuances – restricted stock	28	–	19	9	–	–	–
Stock option and benefit plans	58	–	58	–	–	–	–
Share repurchases and retirement	(1,313)	(1)	(55)	(1,257)	–	–	–
ESOP tax benefit, redemptions and other	20	–	–	–	20	–	–

Balances at July 2, 2011	$1,974	$6	$39	$2,233	$(77)	$(256)	$29

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in millions	July 2, 2011	July 3, 2010	June 27, 2009

Operating Activities
Net income	$1,296	$ 527	$ 380
Less: Cash received from contingent sale proceeds	–	(133)	(150)
Adjustments to reconcile net income to net cash from operating activities
Depreciation	302	368	383
Amortization	84	94	114
Impairment charges	21	28	314
Net (gain) loss on business dispositions	(1,305)	(138)	1
Increase (decrease) in deferred income taxes	187	527	(83)
Pension payments, net of expense	(80)	(211)	(232)
Debt extinguishment costs	55	–	–
Other	(20)	22	90
Change in current assets and liabilities, net of businesses acquired and sold
Trade accounts receivable	105	55	23
Inventories	(202)	52	90
Other current assets	(43)	(27)	(47)
Accounts payable	62	43	(126)
Accrued liabilities	(170)	19	110
Accrued taxes	155	(274)	33

Net cash from operating activities	447	952	900

Investment Activities
Purchases of property and equipment	(337)	(373)	(357)
Purchase of software and other intangibles	(18)	(12)	(22)
Acquisitions of businesses and investments	(119)	–	(10)
Dispositions of businesses and investments	2,305	204	53
Deposit on business disposition	203	–	–
Cash received from contingent sale proceeds	–	133	150
Cash received from (used in) derivative transactions	81	(26)	(138)
Sales of assets	14	22	38

Net cash from (used in) investment activities	2,129	(52)	(286)

Financing Activities
Issuances of common stock	52	13	1
Purchases of common stock	(1,313)	(500)	(103)
Borrowings of other debt	1,054	466	439
Repayments of other debt	(1,431)	(492)	(541)
Net change in financing with less than 90–day maturities	172	20	(261)
Payments of dividends	(285)	(308)	(302)
Net cash used in financing activities	(1,751)	(801)	(767)

Effect of changes in foreign exchange rates on cash	286	(103)	(172)

Increase (decrease) in cash and equivalents	1,111	(4)	(325)
Add: Cash balance of discontinued operations at beginning of year	–	8	2
Less: Cash balance of discontinued operations at end of year	–	–	8
Cash and equivalents at beginning of year	955	951	$1,282
Cash and equivalents at end of year	$2,066	$ 955	$ 951

Supplemental Cash Flow Data
Cash paid for restructuring charges	$ 177	$ 135	$ 86
Cash contributions to pension plans	$ 124	$ 332	$ 306
Cash paid for income taxes	$ 325	$ 427	$ 273

The accompanying Notes to Financial Statements are an integral part of these statements.

82/83      Sara Lee Corporation and Subsidiaries

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

In January 2011, the corporation announced that its board of directors has agreed in principle to divide the company into two separate, publicly traded companies which is expected to be completed in the first half of calendar 2012. Under the current plan, the International Beverage business will be spun off, tax-free, into a new public company (spin-off). The other company will primarily consist of Sara Lee’s current North American Retail and North American Foodservice businesses. The separation plan is subject to final approval by the board of directors, other customary approvals and the receipt of an IRS tax ruling.

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

The corporation’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2011 and 2009 were 52-week years. Fiscal 2010 was a 53-week year. Unless otherwise stated, references to years relate to fiscal years.

Discontinued Operations Beginning in 2011, the results of the North American fresh bakery and North American refrigerated dough businesses are being reported as discontinued operations. The results of the household and body care operations and the corporation’s Mexican meats business had previously been reported as discontinued operations in the corporation’s 2010 annual report. The results of operations of these businesses through the date of sale are presented as discontinued operations in the Consolidated Statements of Income. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets.

Financial Statement Corrections During 2011, the corporation corrected an error in the classification of certain asset and liability balances in the 2010 balance sheet associated with casualty losses from workers’ compensation, auto liability and general liability claims by recording a portion of the liability for these losses and the related insurance receivable as long-term. The correction of this error has resulted in a $15 million reduction to “other current assets” and a corresponding increase in “other noncurrent assets” in the 2010 balance sheet. In addition, “other accrued liabilities” was reduced by $60 million with a corresponding increase in “other liabilities” (long-term). The correction of this error had a similar impact on the assets and liabilities of the former North American Fresh Bakery segment, which are now classified as held for sale on the balance sheet for all periods presented. The impact of the error on the assets and liabilities held for sale in the 2010 balance sheet was $15 million and $79 million, respectively. The corporation has concluded that this error did not materially misstate previously issued financial statements.

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

Advertising Expense Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $199 million in 2011, $202 million in 2010 and $152 million in 2009.

Contingent Sale Proceeds The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation was to receive an annual cash payment of €95 million if tobacco continued to be a legal product in the Netherlands, Germany and Belgium through July 15, 2009. The contingencies associated with the final payment in 2010 and prior payments passed in the first quarter of each fiscal year and the corporation received the annual payments and recorded income in the contingent sales proceeds line in the Consolidated Statements of Income. The payments received increased diluted earnings per share by $0.19 in 2010 and $0.21 in 2009.

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

Shipping and Handling Costs Shipping and handling costs are $461 million in 2011, $460 million in 2010 and $510 million in 2009. These costs are recognized in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income.

84/85 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

Prior to 2011, the corporation’s shipping and handling costs were being recognized in the Selling, general and administrative expenses (SG&A) line of the Consolidated Income Statement with the exception of the North American Foodservice and International Beverage business segments, where a portion of these costs were being recognized in Cost of sales. Beginning in 2011, the corporation is now reporting all shipping and handling costs incurred after a product is considered complete and ready for sale in SG&A. The impact of this change is considered to be immaterial to the consolidated annual financial statements.

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

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed, if significant.

Businesses Held for Sale In order for a business to be classified as held for sale, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell and no additional depreciation expense is recognized related to property. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation.

Businesses Held for Use If a decision to dispose of a business is made and the held for sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in the following order: assets other than goodwill; property and intangibles subject to amortization; and finally, goodwill. In evaluating the recoverability of property and intangible assets subject to amortization, in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, then an impairment is recognized if the carrying value of the business exceeds its fair value.

There are inherent judgments and estimates used in determining future cash flows and it is possible that additional impairment charges may occur in future periods. In addition, the sale of a business can result in the recognition of a gain or loss that differs from that anticipated prior to the closing date.

Property Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $11 million in 2011, $10 million in 2010 and $10 million in 2009.

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

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events may occur. The corporation previously performed its annual review for impairment in the second quarter of each fiscal year but moved its testing to the fourth quarter beginning in fiscal year 2010 in order to better align the impairment review with the corporation’s long-range planning process. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process is necessary and involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. The fair value of reporting units is estimated based on a weighting of two models – a discounted cash flow model and a market multiple model. The discounted cash flow model uses management’s business plans and projections as the basis for expected future cash flows for the first three years and a 2% to 4% residual growth rate thereafter depending on the growth prospects for the reporting unit. The market multiple approach employs market multiples of revenues and earnings for companies comparable to the corporation’s reporting units. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit and, on a weighted average basis, the discount rate used was 9.8%.

86/87 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

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

Defined Benefit, Postretirement and Life-Insurance Plans The corporation recognizes the funded status of defined pension and postretirement plans in the Consolidated Balance Sheet. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. The corporation measures its plan assets and liabilities as of its fiscal year end. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. Any transitional asset/(liability), prior service cost (credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost is recognized in the accumulated other comprehensive income section of the Consolidated Statements of Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

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

The corporation uses either hedge accounting or mark-to-market accounting for its derivative instruments. Under hedge accounting, the corporation formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The corporation also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the corporation discontinues hedge accounting and any deferred gains or losses are recorded in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. For more information about accounting for derivatives see Note 15, “Financial Instruments.”

Self-Insurance Reserves The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves, excluding any amounts covered by insurance, were $86 million as of July 2, 2011 and $76 million as of July 3, 2010.

Business Acquisitions With respect to business acquisitions, the corporation is required to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any noncontrolling interest in an acquired business at fair value on the acquisition date. In addition, the accounting guidance also requires expensing acquisition costs when incurred, restructuring costs in periods subsequent to the acquisition date, and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period to be reflected in income tax expense.

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

Note 3 – Intangible Assets and Goodwill

The primary components of the corporation’s intangible assets reported in continuing operations and the related amortization expense are as follows:

In millions	Gross	Accumulated Amortization	Net Book Value
2011
Intangible assets subject to amortization
Trademarks	$231	$104	$127
Customer relationships	142	106	36
Computer software	411	313	98
Other contractual agreements	10	5	5
	$794	$528	$266
Trademarks and brand names not subject to amortization			56
Net book value of intangible assets			$322
2010
Intangible assets subject to amortization
Trademarks	$160	$ 81	$ 79
Customer relationships	100	87	13
Computer software	352	258	94
Other contractual agreements	5	4	1
	$617	$430	187
Trademarks and brand names not subject to amortization			54
Net book value of intangible assets			$241

88/89 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

The year-over-year change in the value of trademarks and brand names and customer relationships is primarily due to changes in foreign currency exchange rates and the impact of acquisitions during the year. In 2011, the North American Retail and International Beverage segments acquired companies that created $47 million of trademarks and brand names, $34 million of customer relationships and $5 million of other contractual agreements. The amortization expense reported in continuing operations for intangible assets subject to amortization was $62 million in 2011, $55 million in 2010 and $59 million in 2009. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $44 million in 2012, $40 million in 2013, $36 million in 2014, $31 million in 2015 and $14 million in 2016. At July 2, 2011, the weighted average remaining useful life for trademarks is 18 years; customer relationships is 13 years; computer software is 4 years; and other contractual agreements is 8 years.

During 2009, the corporation recognized impairment charges of $79 million related to certain trademarks associated with the International Bakery segment. These charges are more fully described in Note 4 to the Consolidated Financial Statements, “Impairment Charges.” In 2009, trademarks of $8 million and customer relationships and other contractual agreements of $3 million were recognized with the acquisition of the Café Moka, a Brazilian based producer and wholesaler of coffee.

Goodwill In November 2010, the International Beverage segment acquired Damasco, a Brazilian coffee company, for $32 million and assumed debt of $27 million and recognized $23 million of goodwill. In May 2011, the North American Retail segment acquired Aidells, a gourmet sausage company, for $87 million and recognized $36 million of goodwill. In 2009 the International Beverage segment acquired Café Moka, a Brazilian coffee company, for $10 million and assumed debt of $20 million and recognized $18 million of goodwill.

In 2009, non-deductible goodwill of $107 million and $124 million was impaired in the North American foodservice beverage and Spanish bakery reporting units, respectively. These charges are more fully described in Note 4 to the Consolidated Financial Statements, “Impairment Charges.”

The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2011 and 2010 are as follows:

In millions	North Ame- rican Retail	North American Food- service	Inter- national Beverage	Inter- national Bakery	Total
Net book value at June 27, 2009
Gross goodwill	$103	$ 729	$322	$ 705	$ 1,859
Accumulated impairment losses	–	(489)	(92)	(524)	(1,105)
Net goodwill	103	240	230	181	754
Foreign exchange/other	–	–	(16)	(19)	(35)
Net book value at July 3, 2010
Gross goodwill	103	729	306	686	1,824
Accumulated impairment losses	–	(489)	(92)	(524)	(1,105)
Net goodwill	103	240	214	162	719
Foreign exchange/other	–	–	38	26	64
Acquisitions	36	–	23	–	59
Held for sale	–	(31)	–	–	(31)
Net book value at July 2, 2011
Gross goodwill	139	698	367	712	1,916
Accumulated impairment losses	–	(489)	(92)	(524)	(1,105)
Net goodwill	$139	$ 209	$275	$ 188	$ 811

Note 4 – Impairment Charges

The corporation recognized impairment charges in 2011, 2010 and 2009 and the significant impairments are reported on the “Impairment charges” line of the Consolidated Statements of Income. The tax benefit is determined using the statutory tax rates for the tax jurisdiction in which the impairment occurred. The impact of these charges is summarized in the following tables:

In millions	Pretax Impairment Charge	Tax Benefit	After Tax Charge
2011
North American Foodservice	$ 15	$ 5	$ 10
International Beverage	6	2	4
Total impairments – 2011	$ 21	$ 7	$ 14
2010
North American Foodservice	$ 15	$ 5	$ 10
International Bakery	13	4	9
Total impairments – 2010	$ 28	$ 9	$ 19
2009
North American Foodservice	$107	$ –	$107
International Bakery	207	25	182
Total impairments – 2009	$314	$25	$289

The corporation currently tests goodwill and intangible assets not subject to amortization for impairment in the fourth quarter of its fiscal year and whenever a significant event occurs or circumstances change that would more likely than not reduce the fair value of these intangible assets. Prior to 2010, the impairment tests were performed in the second quarter. Other long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The following is a discussion of each impairment charge:

2011

North American Foodservice Property The corporation recognized a $15 million impairment charge related to the write-down of manufacturing equipment associated with the foodservice bakery operations of the North American Foodservice segment.

International Beverage Property The corporation recognized a $6 million impairment charge related to the write-down of beverage equipment associated with the International Beverage segment.

2010

North American Foodservice Property The corporation recognized a $15 million impairment charge related to the write-down of manufacturing equipment associated with the foodservice bakery operations of the North American Foodservice segment due to the loss of a customer contract.

International Bakery Property The corporation recognized a $13 million impairment charge related to the write-down of bakery equipment associated with the Spanish bakery operations of the International Bakery segment.

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

Note 5 – Discontinued Operations

The businesses that formerly comprised the North American Fresh Bakery and International Household and Body Care segments as well as the North American refrigerated dough operations previously reported as part of the North American Foodservice segment are classified as discontinued operations and are presented in a separate line in the Consolidated Statements of Income for all periods presented. The assets and liabilities of these businesses to be sold meet the accounting criteria to be classified as held for sale and have been aggregated and reported on separate lines of the Condensed Consolidated Balance Sheets for all periods presented.

On November 9, 2010, the corporation signed an agreement to sell its North American fresh bakery business to Grupo Bimbo for $959 million, which includes the assumption of $34 million of debt. Per the agreement, the purchase price is subject to various adjustments, including a reduction by up to $140 million if and to the extent that Grupo Bimbo is required to divest certain assets in connection with obtaining regulatory approval. The regulatory review process is ongoing but may result in a purchase price reduction in excess of $140 million. The agreement will enable Grupo Bimbo to use the Sara Lee brand in the fresh bakery category throughout the world, except Western Europe, Australia and New Zealand, while the corporation retains the brand for all other categories and geographies. The sale also includes a small portion of business that is currently part of the North American Foodservice segment which is not reflected as discontinued operations as it does not meet the definition of a component pursuant to the accounting rules. The transaction, which is subject to customary closing conditions and regulatory clearances, is anticipated to close in the first quarter of 2012.

90/91 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

In the fourth quarter of 2011, steps were taken to market and dispose of the North American refrigerated dough business. This business was classified as held for sale and reported as a discontinued operation. On August 9, 2011, the corporation signed an agreement to sell this business to Ralcorp for $545 million.

As of the end of 2011, the corporation has closed or received binding offers for virtually all of its household and body care businesses – body care, air care, shoe care and insecticides. The corporation has completed the disposition of its global body care and European detergents business, as well as, its Australia/New Zealand bleach business. It has also completed the disposition of a majority of its shoe care and air care businesses. The corporation also entered into an agreement to sell its non-Indian insecticides businesses and received a deposit on the sale. In 2010, the corporation disposed of its Godrej Sara Lee joint venture, an insecticide business in India, which had been part of the household and body care businesses.

Results of Discontinued Operations The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations. The amounts of any gains or losses related to the disposal of these discontinued operations are excluded.

In millions	Net Sales	Pretax Income (Loss)	Income (Loss)
2011
International Household and Body Care	$1,078	$ 72	$ 36
North American Fresh Bakery	2,037	58	159
North American Refrigerated Dough	307	42	27
Total	$3,422	$172	$ 222
2010
International Household and Body Care	$2,126	$254	$(199)
North American Fresh Bakery	2,128	32	23
North American Refrigerated Dough	326	56	37
Total	$4,580	$342	$(139)
2009
International Household and Body Care	$2,000	$245	$ 155
North American Fresh Bakery	2,200	13	10
North American Refrigerated Dough	316	47	31
Total	$4,516	$305	$ 196

With respect to the North American fresh bakery and refrigerated dough businesses, the reported amounts represent a full year of results for each year presented. With respect to the household and body care businesses, the reported results represent less than a full year of results in 2011 and 2010 as certain of these businesses were sold during 2011 and 2010.

In 2011, the North American fresh bakery operations recognized a $122 million tax benefit associated with the excess tax basis related to these assets.

In 2010, the household and body care operations reported $453 million of tax expense which includes the following significant tax amounts: i) a $428 million tax charge related to the company’s third quarter decision to no longer reinvest overseas earnings attributable to overseas cash and the net assets of the household and body care businesses; ii) a $40 million tax benefit related to the reversal of a tax valuation allowance on United Kingdom net operating loss carryforwards as a result of the gain from the household and body care business dispositions; and iii) a $22 million tax benefit related to the anticipated utilization of U.S. capital loss carryforwards available to offset the capital gain resulting from the household and body care business dispositions. Also in 2010, a $10 million pretax curtailment loss was recognized in the results of discontinued operations.

Gain (Loss) on the Sale of Discontinued Operations The gain (loss) on the sales of discontinued operations recognized in 2011 and 2010 are summarized in the following tables.

In millions	Pretax Gain (Loss) on Sale	Tax (Charge)/ Benefit	After Tax Gain (Loss)
2011
Global Body Care and European Detergents	$ 867	$(376)	$491
Air Care Products	273	(179)	94
Australia/New Zealand Bleach	48	(17)	31
Shoe Care Products	115	4	119
Other Household and Body Care Businesses	1	–	1
Total	$1,304	$(568)	$736
2010
Godrej Sara Lee joint venture	$ 150	$ (72)	$ 78
Other	8	(2)	6
Total	$ 158	$ (74)	$ 84

The tax expense recognized on the sale of the household and body care businesses in 2011 includes a $190 million charge related to the anticipated repatriation of the cash proceeds received on the disposition of these businesses. In the fourth quarter, a repatriation tax benefit of $79 million was recognized on the gain transactions, which was reflected in the income taxes on the shoe care products gain.

Businesses Sold in 2011

Global Body Care and European Detergents In December 2010, the corporation completed the disposition of its global body care and European detergents business. Using foreign currency exchange rates on the date of the transaction, the corporation received cash proceeds of $1.6 billion and reported an after tax gain on disposition of $491 million. The corporation entered into a customary transitional services agreement with the purchaser of this business to provide for the orderly separation of the business and the orderly transition of various functions and processes which was completed by the end of 2011.

Air Care Products Business A majority of the air care products business was sold in July 2010. Using foreign currency exchange rates on the date of the transaction, the corporation has received cash proceeds of $411 million to date, which represents the majority of the proceeds to be received, and reported an after tax gain on disposition of $94 million. When this business was sold, certain operations were retained, primarily in Spain, until production related to non-air care businesses ceases at the facility. Sara Lee will continue to manufacture air care products for the buyer for a period of approximately five months after 2011, at which point the production facility will be sold to the buyer and the final gain on the sale will be recognized. The corporation entered into a customary transition services agreement with the purchaser of this business to provide for the orderly separation of the business and the orderly transition of various functions and processes which completed by the end of the second quarter of 2011.

Australia/New Zealand Bleach In February 2011, the corporation completed the sale of its Australia/New Zealand bleach business. Using foreign currency exchange rates on the date of the transaction, the corporation received cash proceeds of $53 million and reported an after tax gain on disposition of $31 million.

Shoe Care Business In May 2011, the corporation completed the sale of the majority of its shoe care businesses. Using foreign currency exchange rates on the date of the transaction, the corporation received cash proceeds of $276 million and reported an after tax gain on disposition of $119 million. The corporation anticipates receiving approximately $70 to $80 million more in future proceeds on delayed sales and working capital adjustments from the buyer in 2012.

Non-Indian Insecticides Business In December 2010, the corporation entered into an agreement to sell all of its non-Indian insecticides businesses for €154 million and received a deposit of €152 million ($203 million – using foreign currency exchange rates on the date of receipt) on the sale of this business. The deposit is recognized as unrestricted cash, with an offsetting liability to the buyer, which is reported in Accrued liabilities – Other in the Consolidated Balance Sheet. However, as a result of competition concerns raised by the European Commission, the parties abandoned the original sale transaction in May 2011. Under the terms of the new sale agreement, the original purchase price remains €154 million and the corporation will complete the sale of various insecticides businesses outside of the European Union (such as Malaysia, Singapore, Kenya and Russia) to the original buyer. It will transfer the net proceeds from the subsequent divestiture of the European portion of insecticide businesses to the original buyer.

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

In millions	2011	2010	2009

Discontinued operations impact on
Cash from operating activities	$221	$498	$579
Cash from (used in) investing activities	2,446	119	(105)
Cash used in financing activities	(2,667)	(625)	(468)
Net cash impact of discontinued operations	$–	$(8)	$6
Cash balance of discontinued operations
At start of period	–	$8	$2
At end of period	–	–	8
Increase (decrease) in cash of discontinued operations	$–	$(8)	$6

The cash used in financing activities primarily represents the net transfers of cash with the corporate office. The net assets of the discontinued operations includes only the cash noted above as most of the cash of those businesses has been retained as a corporate asset.

92/93     Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

The following is a summary of the net assets held for sale as of July 2, 2011 and July 3, 2010, which primarily consists of the net assets of the North American fresh bakery and refrigerated dough businesses and the international household and body care businesses.

In millions	July 2, 2011	July 3, 2010
Trade accounts receivable	$173	$200
Inventories	84	240
Other current assets	28	51
Total current assets held for sale	285	491
Property	558	616
Trademarks and other intangibles	263	452
Goodwill	612	1,038
Deferred assets	(91)	–
Other noncurrent assets	49	17
Assets held for sale	$1,676	$2,614
Accounts payable	$134	$137
Accrued expenses and other current liabilities	157	303
Current maturities of long-term debt	16	20
Total current liabilities held for sale	307	460
Long-term debt	79	92
Other liabilities	194	320
Liabilities held for sale	$580	$872
Noncontrolling interest	$29	$28

The corporation enters into franchise agreements with independent third party contractors (“Independent Operators”) representing distribution rights to sell and distribute fresh bakery products via direct-store-delivery to retail outlets in defined sales territories. The corporation does not hold equity interests in any of the Independent Operator entities. The corporation determined that all Independent Operators are variable interest entities (VIE) of which it is the primary beneficiary, primarily as a result of Sara Lee’s debt guarantee and other route maintenance obligations. The balance sheet amounts resulting from the consolidation of these VIE’s, which are included in the assets and liabilities held for sale in the table above, are as follows:

In millions	2011	2010
Inventories – Finished goods	$2	$2
Property – Machinery and equipment	18	22
Total assets	$20	$24
Current portion of long-term debt	$13	$12
Long-term debt excluding current portion	49	58
Total liabilities	$62	$70
Noncontrolling interests	$28	$23

Lease obligations associated with the VIE’s are secured by the vehicles subject to lease and do not represent additional claims on the corporation’s general assets. The corporation’s maximum exposure for loss associated with the Independent Operator entities is limited to $50 million of long-term debt of the Independent Operators as of July 2, 2011.

Note 6 – Exit, Disposal and Restructuring Activities

As part of its ongoing efforts to improve its operational performance and reduce cost, the corporation initiated Project Accelerate in 2009, which was a series of global initiatives designed to drive significant savings over a three year period. The overall cost of the initiatives includes severance costs as well as transition costs associated with transferring services to an outside third party. An important component of Project Accelerate involves outsourcing pieces of the North American and European Finance (transaction processing) and Global Information Services (applications development and maintenance) groups as well as the company’s indirect procurement activities. In addition to cost savings, this business process outsourcing will help the corporation drive standardization, increase efficiency and provide flexibility. The implementation of the initiative in North America and Europe began in the second quarter of 2009 and has been substantially completed as of the end of 2011.

The company had also announced a transformation plan in February 2005 designed to improve performance and better position the company for long-term growth. The plan involved significant changes in the company’s organizational structure, portfolio changes involving the disposition of a significant portion of the corporation’s business, and a number of actions to improve operational efficiency. The corporation has recognized certain trailing costs related to these transformation actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated.

In January 2011, the corporation announced that its board of directors had agreed in principle to divide the company into two separate, publicly traded companies which is expected to be completed in the first half of calendar 2012. Under this plan, the corporation’s International Beverage operations will be spun-off, tax-free, into a new public company. As the corporation prepares for the spin-off, it will incur certain spin-off related costs. Spin-off related costs will include restructuring actions such as employee termination costs and costs related to renegotiating contractual agreements; third party professional fees for consulting and other services that are directly related to the spin-off; and the costs of employees solely dedicated to activities directly related to the spin-off.

The corporation also incurs exit, disposition and restructuring charges for initiatives outside of the scope of the projects noted above.

The nature of the costs incurred under these plans includes the following:

Exit Activities, Asset and Business Disposition Actions

These amounts primarily relate to:

•  Employee termination costs

•  Lease and contractual obligation exit costs

•  Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

Transformation/Project Accelerate/spin-off costs recognized in Cost of Sales and Selling, General and Administrative Expenses

These amounts primarily relate to:

•  Expenses associated with the installation of new information systems

•  Costs to retain and relocate employees

•  Consulting costs

•  Costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative

Transformation/Project Accelerate/spin-off costs are recognized in Cost of Sales or Selling, General and Administrative Expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition pursuant to the accounting rules for exit and disposal activities. However, management believes that the disclosure of these transformation/Project Accelerate/spin-off related charges provides the reader with greater transparency to the total cost of the initiatives.

The following is a summary of the (income) expense associated with new and ongoing actions, which also highlights where the costs are reflected in the Consolidated Statements of Income along with the impact on diluted EPS:

In millions	2011	2010	2009
Exit and business dispositions	$105	$84	$98
Selling, general and administrative expenses	58	23	20
Reduction in income from continuing operations before income taxes	163	107	118
Income tax benefit	(46)	(35)	(31)
Reduction in income from continuing operations	$117	$72	$87
Impact on diluted EPS from continuing operations	$0.19	$0.11	$0.13

The impact of these actions on the corporation’s business segments and unallocated corporate expenses is summarized as follows:

In millions	2011	2010	2009
North American Retail	$11	$4	$–
North American Foodservice	6	10	(1)
International Beverage	34	12	53
International Bakery	28	47	38
Decrease in business segment income	79	73	90
Increase in general corporate expenses	84	34	28
Total	$163	$107	$118

The following discussion provides information concerning the exit, disposal and transformation/Project Accelerate/spin-off activities for each year where actions were initiated and material reserves exist.

2011 Actions During 2011, the corporation approved certain actions related to exit, disposal, Project Accelerate and spin-off activities and recognized charges of $171 million related to these actions. Each of these activities is expected to be completed within a 12-month period after being approved and include the following:

— Recognized a charge to implement a plan to terminate approximately 1,500 employees, related to the European beverage, North American Retail and North American Foodservice businesses and the corporate office operations and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. Of the 1,500 targeted employees, approximately 200 have been terminated. The remaining employees are expected to be terminated within the next 12 months.

— Recognized costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative.

— Recognized third party and employee costs associated with the planned spin-off of the corporation’s International Beverage operations.

The corporation also recognized $97 million of charges in discontinued operations primarily related to restructuring actions taken to eliminate stranded overhead associated with the household and body care businesses.

94/95     Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the net charges taken for the exit, disposal, Project Accelerate and spin-off activities approved during 2011 and the related status as of July 2, 2011. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next 12 months. Approximately $30 million to $40 million of additional charges are expected to be recognized within the next twelve month period related to the 2011 actions. The corporation expects to incur total charges of approximately $425 million in 2012 related to these restructuring actions as well as additional restructuring and other actions associated with cost reduction efforts related to the spin-off. See the Business Overview section of the Financial Review for additional information.

In millions	Employee Termination and Other Benefits	IT and Other Costs	Non- cancellable Leases/ Contractual Obligations	Total
Exit, disposal and other costs recognized during 2011	$104	$58	$9	$171
Charges recognized in discontinued operations	59	38	–	97
Cash payments	(40)	(72)	–	(112)
Non-cash charges	2	–	–	2
Foreign exchange impacts	4	–	–	4
Accrued costs as of July 2, 2011	$129	$24	$9	$162

2010 Actions During 2010, the corporation approved certain actions related to exit, disposal, and Project Accelerate activities and recognized charges of $118 million related to these actions. Each of these activities is to be completed within a 12-month period after being approved and include the following:

— Recognized a charge to implement a plan to terminate approximately 1,100 employees, primarily related to European beverage, European bakery and North American foodservice operations, and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. Of the 1,100 targeted employees, approximately 70 employees have not yet been terminated, but are expected to be terminated within the next 12 months.

— Recognized costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative.

• Recognized a $20 million net loss associated with the disposition of certain bakery manufacturing facilities in Spain.

The following table summarizes the net charges taken for the exit, disposal and Project Accelerate activities approved during 2010 and the related status as of July 2, 2011. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next 12 months. The corporation does not anticipate any additional material future charges related to the 2010 actions. The composition of these charges and the remaining accruals are summarized below.

In millions	Employee Termination and Other Benefits	IT and Other Costs	Non- cancellable Leases	Asset and Business Disposition Actions	Total
Exit, disposal and other costs recognized during 2010	$ 59	$ 24	$ 15	$ 20	$118
Charges recognized in discontinued operations	9	6	9	–	24
Cash payments	(22)	(21)	(11)	–	(54)
Non-cash charges	(1)	–	–	–	(1)
Foreign exchange impacts	(5)	–	–	–	(5)
Asset and business disposition losses	–	–	–	(20)	(20)
Accrued costs as of July 3, 2010	40	9	13	–	62
Cash payments	(24)	(9)	(5)	–	(38)
Change in estimate	(4)	–	–	–	(4)
Change in estimate recognized in discontinued operations	(1)	–	–	–	(1)
Non-cash charges	(5)	–	2	–	(3)
Foreign exchange impacts	3	–	–	–	3
Asset and business disposition losses	–	–	–	–	–
Accrued costs as of July 2, 2011	$ 9	$ –	$ 10	$ –	$ 19

2009 Actions During 2009, the corporation approved certain actions related to exit, disposal, transformation and Project Accelerate activities and recognized net charges of $120 million related to these actions. Each of these activities is to be completed within a 12-month period and include the following:

• Implemented a plan to terminate approximately 1,000 employees primarily related to the European beverage and bakery operations and the fresh bakery operations and corporate office group in North America and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws.

— Recognized costs related to the implementation of common information systems across the organization in order to improve operational efficiencies. These costs primarily relate to the amortization of certain capitalized software costs.

— Recognized costs associated with the transition of business support services to an outside third party vendor as part of a business process outsourcing initiative.

The following table summarizes the net charges taken for the exit, disposal and transformation/Project Accelerate activities approved during 2009 and the related status as of July 2, 2011. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next year. The corporation does not anticipate any additional material future charges related to the 2009 actions. The composition of these charges and the remaining accruals are summarized below.

In millions	Employee Termination and Other Benefits	IT and Other Costs	Total
Exit, disposal and other costs recognized during 2009	$101	$19	$120
Charges recognized in discontinued operations	13	3	16
Non-cash charges	–	(2)	(2)
Cash payments	(23)	(14)	(37)
Accrued costs as of June 27, 2009	91	6	97
Non-cash charges	(3)	–	(3)
Cash payments	(53)	(2)	(55)
Change in estimate	(11)	(1)	(12)
Foreign exchange impacts	(2)	–	(2)
Accrued costs as of July 3, 2010	22	3	25
Cash payments	(10)	–	(10)
Change in estimate	(6)	–	(6)
Foreign exchange impacts	1	–	1
Accrued costs as of July 2, 2011	$ 7	$ 3	$ 10

Other Restructuring Actions Prior to 2009, the corporation had approved and completed various actions to exit certain defined business activities and lower its cost structure, and these actions have had minimal impact on current year results. In 2011, adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned termination actions which decreased income from continuing operations before income taxes by $2 million and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

As of July 2, 2011, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $14 million and represent certain severance obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations.

Note 7 – Common Stock

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2011	2010	2009
Beginning balances	662,118	695,658	706,359
Stock issuances
Stock option and benefit plans	3,211	1,055	38
Restricted stock plans	1,992	1,741	543
Reacquired shares	(80,221)	(36,417)	(11,390)
Other	–	81	108
Ending balances	587,100	662,118	695,658

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were:

In millions except per share data	2011	2010	2009
Common stock dividends declared	$275	$299	$306
Dividends per share amount declared	$0.46	$0.44	$0.44

During 2010, the corporation’s Board of Directors had authorized a $3.0 billion share repurchase program. In March of 2010, the corporation repurchased 36.4 million shares at a cost of $500 million under this program using an accelerated share repurchase program (ASR). The ASR provides for a final settlement adjustment at termination in either shares of common stock or cash based on the final volume weighted average stock price. In 2011, the corporation paid $13 million as a final settlement on the ASR. During 2011, the corporation also repurchased 80.2 million shares at a cost of $1.3 billion.

As of July 2, 2011, the remaining amount authorized for repurchase is $1.2 billion of common stock under an existing share repurchase program, plus 13.5 million shares of common stock that remain authorized for repurchase under the corporation’s prior share repurchase program. However, the corporation does not expect to continue with any further share repurchases.

96/97     Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

Note 8 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

In millions	Cumu- lative Trans- lation Adjust- ment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges and Other	Pension/ Post- retire- ment Liability Adjust- ment	Accum- ulated Other Compre- hensive Income (Loss)
Balance at June 28, 2008	$ 539	$ 21	$(411)	$ 149
Measurement date adjustment	–	–	3	3
Amortization of net actuarial loss and prior service credit	–	–	1	1
Net actuarial loss arising during the period	–	–	(299)	(299)
Postretirement plan amendments	–	–	55	55
Other comprehensive income (loss) activity	(561)	(32)	79	(514)
Balance at June 27, 2009	(22)	(11)	(572)	(605)
Disposition of Godrej J.V.	14	–	–	14
Amortization of net actuarial loss and prior service credit	–	–	19	19
Net actuarial loss arising during the period	–	–	(323)	(323)
Pension plan curtailment	–	–	27	27
Pension and postretirement plan amendments	–	–	(4)	(4)
Other comprehensive income (loss) activity	(96)	10	46	(40)
Balance at July 3, 2010	(104)	(1)	(807)	(912)
Disposition of Household & Body Care businesses	55	–	–	55
Amortization of net actuarial loss and prior service credit	–	–	16	16
Net actuarial gain arising during the period	–	–	326	326
Pension plan curtailment	–	–	25	25
Other comprehensive income (loss) activity	277	7	(50)	234
Balance at July 2, 2011	$ 228	$ 6	$(490)	$(256)

Note 9 – Stock-Based Compensation

The corporation has various stock option, employee stock purchase and stock award plans. At July 2, 2011, 101.9 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights out of 118.7 million shares originally authorized. The corporation will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

Stock Options The exercise price of each stock option equals the market price of the corporation’s stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally cliff vest and expense is recognized on a straightline basis during the vesting period.

All stock options will be impacted by the spin-off. Option holders will have a choice to continue to hold their options pursuant to their normal terms or to accelerate their vesting on the spin-off date with a six month window to exercise.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2011	2010	2009

Weighted average expected lives	7.2 years	8.0 years	8.0 years

Weighted average risk-free interest rates	2.08%	3.03%	3.1%

Range of risk-free interest rates	1.91 – 2.66%	3.02 – 3.15%	3.1%

Weighted average expected volatility	28.0%	27.2%	22.1%

Range of expected volatility	27.3 – 30.0%	27.2 – 27.6%	22.1%

Dividend yield	2.9%	4.4%	3.0%

The corporation uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions.

A summary of the changes in stock options outstanding under the corporation’s option plans during 2011 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Options outstanding at July 3, 2010	20,036	$15.79	4.7	$16
Granted	2,318	15.49	–	–
Exercised	(3,106)	16.41	–	–
Canceled/expired	(1,436)	14.67	–	–
Options outstanding at July 2, 2011	17,812	$15.73	4.6	$66
Options exercisable at July 2, 2011	12,041	$17.06	2.9	$29

The corporation received cash from the exercise of stock options during 2011 of $51 million. As of July 2, 2011, the corporation had $7.3 million of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 1.0 years, which does not include the potential impact of the spin-off.

In millions except per share data	2011	2010	2009
Number of options exercisable at end of fiscal year	12,041	13,121	22,721
Weighted average exercise price of options exercisable at end of fiscal year	$17.06	$17.66	$18.13
Weighted average grant date fair value of options granted during the fiscal year	$ 3.42	$ 1.88	$ 2.67
Total intrinsic value of options exercised during the fiscal year	$ 8.0	$ 0.9	$ 0.0
Fair value of options that vested during the fiscal year	$ 4.5	$ 6.3	$ 2.0

Stock Unit Awards Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the corporation’s common stock on a one-for-one basis and issued to the employees. A substantial portion of all RSUs vest solely upon continued future service to the corporation. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the corporation. All RSU’s will immediately vest upon the completion of the spin-off. A summary of the changes in the stock unit awards outstanding under the corporation’s benefit plans during 2011 is presented below:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Nonvested share units at July 3, 2010	9,014	$12.86	1.2	$126
Granted	2,514	15.13	–	–
Vested	(2,858)	14.57	–	–
Forfeited	(947)	14.49	–	–
Nonvested share units at July 2, 2011	7,723	$12.76	1.1	$149
Exercisable share units at July 2, 2011	181	$16.20	2.9	$ 4

As of July 2, 2011, the corporation had $30 million of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.77 years, which does not include the potential impact of the spin-off.

In millions except per share data	2011	2010	2009
Stock Unit Awards
Fair value of share-based units that vested during the fiscal year	$42	$35	$12
Weighted average grant date fair value of share based units granted during the fiscal year	$15.13	$10.06	$13.73
All Stock-Based Compensation
Total compensation expense	$41	$35	$41
Tax benefit on compensation expense	$15	$13	$12

Note 10 – Employee Stock Ownership Plans (ESOP)

The corporation maintains an ESOP that holds common stock of the corporation that is used to fund a portion of the corporation’s matching program for its 401(k) savings plan for domestic non-union employees. The purchase of the original stock by the Sara Lee ESOP was funded both with debt guaranteed by the corporation and loans from the corporation. The debt guaranteed by the corporation was fully paid in 2004, and only loans from the corporation to the ESOP remain. Each year, the corporation makes contributions that, with the dividends on the common stock held by the Sara Lee ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. The number of unallocated shares in the ESOP was 6 million at July 2, 2011 and 7 million at July 3, 2010. Expense recognition for the ESOP is accounted for under the grandfathered provisions contained within US GAAP.

The expense for the 401(k) recognized by the ESOP amounted to $15 million in 2011, $7 million in 2010 and $5 million in 2009. Payments to the Sara Lee ESOP were $23 million in 2011 and $11 million in 2010 and 2009.

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

Options to purchase 8.4 million shares of common stock at July 2, 2011, 16.1 million shares of common stock at July 3, 2010 and 27.7 million shares of common stock at June 27, 2009 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the corporation’s outstanding common stock, and therefore anti-dilutive.

98/99      Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net income (loss) to net income (loss) per share – basic and diluted – for the years ended July 2, 2011, July 3, 2010 and June 27, 2009:

In millions except earnings per share	2011	2010	2009
Income from continuing operations attributable to Sara Lee	$338	$582	$184
Income (loss) from discontinued operations attributable to Sara Lee	213	(160)	180
Gain on sale of discontinued operations	736	84	–
Net income attributable to Sara Lee	$1,287	$506	$364
Average shares outstanding – basic	621	688	701
Dilutive effect of stock compensation	4	3	2
Diluted shares outstanding	625	691	703
Income (loss) per common share – Basic
Income from continuing operations	$0.54	$0.85	$0.26
Income from discontinued operations	1.53	(0.11)	0.26
Net income	$2.07	$0.74	$0.52
Income (loss) per common share – Diluted
Income from continuing operations	$0.54	$0.84	$0.26
Income from discontinued operations	1.52	(0.11)	0.26
Net income	$2.06	$0.73	$0.52

Note 12 – Debt Instruments

The composition of the corporation’s long-term debt, which includes capital lease obligations, is summarized in the following table:

In millions	Maturity Date	2011	2010
Senior debt
Euro denominated – 2.25% note	2012	434	375
6.25% notes	2012	–	1,110
3.875% notes	2013	500	500
10% zero coupon notes ($19 million face value)	2014	15	14
10% – 14.25% zero coupon notes ($105 million face value)	2015	72	64
2.75% notes	2016	400	–
4.1% notes	2021	400	–
6.125% notes	2033	500	500
Total senior debt		2,321	2,563
Obligations under capital lease		3	3
Other debt		81	43
Total debt		2,405	2,609
Unamortized discounts		(5)	(6)
Hedged debt adjustment to fair value		9	26
Total long-term debt		2,409	2,629
Less current portion		(473)	(2)
		$1,936	$2,627

On September 7, 2010, the corporation completed a tender offer for any and all of its 6 1/4% Notes due September 15, 2011, of which $1.11 billion aggregate principal amount was outstanding. At the time of expiration of the tender offer, $653.3 million of the 6 1/4% notes had been validly tendered. On September 8, 2010, the corporation announced that it was redeeming the remaining $456.7 million of aggregate principal outstanding of the 6 1/4% Notes. This debt was redeemed on October 8, 2010. The corporation recognized a total charge of $55 million in 2011 associated with the early extinguishment of this debt. This charge is reported on the Debt extinguishment costs line of the Consolidated Income Statement.

In September 2010, the company issued $400 million 2.75% Notes due in September 2015 and $400 million 4.1% Notes due in September 2020, the proceeds of which were used to fund a portion of the redemption of the 6 1/4% Notes. The remaining portion of the redemption of the 6 1/4% Notes in the second quarter of 2011 was funded by cash on hand and the net proceeds from commercial paper issuances.

In March, 2010, a subsidiary of the corporation issued €300 million of debt, which is scheduled to mature in March 2012. The notes were issued at a fixed rate of 2.25% but have effectively been converted into variable rate debt using interest rate swap instruments. The proceeds were used to retire €285 million of debt that was scheduled to mature in 2011.

Payments required on long-term debt during the years ending 2012 through 2016 are $473 million, $521 million, $20 million, $77 million and $405 million, respectively. The corporation made cash interest payments of $123 million, $131 million and $156 million in 2011, 2010 and 2009, respectively.

In June 2011, the corporation amended its $1.85 billion five-year revolving credit facility that was set to expire in December 2011. The amendment lowered the dollar amount of the facility to $1.2 billion and extended the maturity date to the earlier of June 4, 2013 or the date on which the spin-off of the international beverage business is consummated. The credit facility has an annual fee of 0.05% as of July 2, 2011. Pricing under this facility is based on the corporation’s current credit rating. As of July 2, 2011, the corporation did not have any borrowings outstanding under the credit facility. This agreement supports commercial paper borrowings and other financial instruments. The corporation had $150 million of letters of credit under this facility outstanding as of July 2, 2011. The corporation’s credit facility and debt agreements contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the corporation is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended July 2, 2011, the corporation’s interest coverage ratio was 7.0 to 1.0.

Selected data on the corporation’s short-term obligations follow:

In millions	2011	2010	2009
Maximum month-end borrowings	$605	$132	$461
Average borrowings during the year	323	69	289
Year-end borrowings	238	47	20
Weighted average interest rate during the year	2.36%	2.67%	3.60%
Weighted average interest rate at year-end	1.34	2.69	6.68

Note 13 – Leases

The corporation leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years.

In millions	July 2, 2011	July 3, 2010
Gross book value of capital lease assets included in property	$10	$10
Net book value of capital lease assets included in property	3	3

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at July 2, 2011 were as follows:

In millions		Capital Leases	Operating Leases
2012		$1	$ 58
2013		1	43
2014		1	31
2015		–	25
2016		–	17
Thereafter		–	69
Total minimum lease payments		3	$243
Amounts representing interest		–
Present value of net minimum payments		3
Current portion		1
Noncurrent portion		$2

In millions	2011	2010	2009
Depreciation of capital lease assets	$ 1	$ 2	$ 3
Rental expense under operating leases	77	87	92

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

Aris This is a consolidation of cases filed by individual complainants with the Republic of the Philippines, Department of Labor and Employment and the National Labor Relations Commission (NLRC) from 1998 through July 1999. The complaint alleges unfair labor practices due to the termination of manufacturing operations in the Philippines by Aris Philippines, Inc. (Aris), a former subsidiary of the corporation. The complaint names the corporation as a party defendant. In 2006, the arbitrator ruled against the corporation and awarded the plaintiffs $80 million in damages and fees. This ruling was appealed by the corporation and subsequently set aside by the NLRC in December 2006. Both the complainants and the corporation have filed motions for reconsideration. The corporation continues to believe that the plaintiffs’ claims are without merit; however, it is reasonably possible that this case will be ruled against the corporation and have a material adverse impact on the corporation’s results of operations and cash flows.

Hanesbrands Inc. In September 2006, the corporation spun off its branded apparel business into an independent publicly-traded company named Hanesbrands Inc. (“HBI”). In connection with the HBI spin-off, the corporation and HBI entered into a tax sharing agreement that governs the allocation of tax assets and liabilities between the parties. As previously disclosed, HBI initiated binding arbitration claiming that it was owed $72 million from the corporation under the tax sharing agreement. In Phase I of the bifurcated arbitration, the tribunal ruled in favor of the corporation on all issues and the corporation’s interpretation prevailed. Accordingly, Sara Lee owes $3.3 million, plus interest, to HBI. The corporation had already conceded this amount was owed and had previously established a reserve reflecting this liability. The time period for HBI to challenge the tribunal’s ruling has not yet lapsed; however the corporation believes that the likelihood of an unfavorable outcome is remote.

100/101      Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

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

The corporation’s regularly scheduled contributions to MEPPs related to continuing operations totaled approximately $3 million in 2011, $4 million in 2010 and $5 million in 2009. The corporation’s regularly scheduled contributions to MEPPs related to its discontinued North American fresh bakery operations totaled approximately $45 million in 2011, $43 million in 2010 and $42 million in 2009. The corporation also recognized charges (credits) for partial withdrawal liabilities related to MEPPs, which are reported in discontinued operations, of approximately $(3) million in 2011, $23 million in 2010 and $31 million in 2009. The $3 million credit in 2011 is an adjustment of an estimate made in 2010.

Competition Law During the past few years, competition authorities in various European countries and the European Commission have initiated investigations into the conduct of consumer products companies. These investigations usually continue for several years and, if violations are found, may result in substantial fines. In connection with these investigations, Sara Lee’s household and body care business operating in Europe has received requests for information, made employees available for interviews, and been subjected to unannounced inspections by various competition authorities. Sara Lee has been imposed fines in three instances (a €4.0 million fine imposed by the Italian Cartel Authority in the second quarter of 2011, a €3.7 million fine imposed by the Spanish Competition Authorities in the second quarter of 2010, and a €5.5 million fine imposed by the German cartel authorities in February 2008), but no formal charges have been brought against Sara Lee concerning the substantive conduct that is the subject of these other investigations. Our practice is to comply with all laws and regulations applicable to our business, including the antitrust laws, and to cooperate with relevant regulatory authorities.

Charges for fines that already have been imposed against the corporation or were probable of being imposed have been reflected in the Consolidated Statements of Income in the period we were notified of the fines or it was probable that a loss was incurred. The total amount accrued for remaining competition matters is €7.7 million as of July 2, 2011 which represents an accrual for the fine imposed by the Spanish Competition authorities. The fines imposed by the Italian Cartel Authorities and the German Cartel Authorities have been paid by the corporation. A previous accrual of €20 million for an investigation in the Netherlands has been released as the corporation was found not to have violated any competition laws in connection with this matter and the matter has been concluded without an imposition of a fine. Except for fines previously assessed or accrued by the corporation, we are unable to estimate the impact on our financial statements of additional fines, if any, that may be imposed against the corporation. The corporation has completed the divestiture of most of its household and body care business; however the corporation has retained any potential liability for these matters.

Belgian tax matter In 1997, the corporation sold a Belgian subsidiary to an unrelated third party. At the time of the sale, the Belgian subsidiary owed a Belgian tax liability of approximately €30 million (resulting from an intercompany restructuring completed before the 1997 sale) and the third party buyer assumed all assets and liabilities of the subsidiary. In 1999, the former Belgian subsidiary, then owned by the third party buyer, declared bankruptcy and did not pay the outstanding Belgian tax liability. In 2001, the Belgian Ministry of Finance launched an investigation into the 1997 sale. In November 2009, the corporation received from the Belgian state prosecutor a notice of intent to indict the third party buyer as well as several of the corporation’s international subsidiaries and several current and former directors and officers of such subsidiaries, in connection with the 1997 sale. The notice alleges various tax-related legal violations, some of which carry criminal penalties. The corporation has agreed to a settlement with the Belgian authorities, which settlement was approved by the Belgian Judiciary on June 30, 2011. Accordingly, the criminal proceedings were dismissed. The €32 million settlement amount for Belgian taxes, interest and penalties, which was previously paid into an escrow account, has been released to the Belgian State/Tax Authorities and the matter is now considered closed.

Nestec/Nespresso The corporation is involved in several legal matters relating to its manufacture and sale of L’OR EspressO capsules. In June 2010, Nestec/Nespresso (Nestle) filed a suit against Sara Lee Coffee and Tea France alleging patent infringement related to Sara Lee’s sale and distribution of espresso capsules. On January 19, 2011, Nestle filed a similar suit against Sara Lee Coffee and Tea in the Netherlands after Sara Lee began selling espresso capsules in that country. On May 11, 2011, Sara Lee Coffee and Tea Belgium served a writ of summons on Nestle seeking a declaration of non-infringement in connection with Sara Lee’s sale and distribution of espresso capsules in Belgium. All of these proceedings relate to the alleged patent infringement of two European patents granted to Nestle. In the lawsuit filed in France, Nestle claims that damages could be as high as €50 million. The corporation believes that neither of the patents granted to Nestle are being infringed and further believes the patents are invalid. We are vigorously contesting Nestle’s allegations.

Purchase Commitments During 2007, the corporation exited a U.S. meat production plant that included a hog slaughtering operation. Certain purchase contracts for the purchase of live hogs at this facility were not exited or transferred after the closure of the facility. However, the corporation has entered into a hog sales contract under which these hogs will be sold to another slaughter operator. These purchase commitments expire by June 2012 and, using hog pricing at July 2, 2011, the corporation has approximately $22 million of commitments remaining under these contracts.

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

The material guarantees for which the maximum potential amount of future payments can be determined, are as follows:

Contingent Lease Obligations The corporation is contingently liable for leases on property operated by others. At July 2, 2011, the maximum potential amount of future payments the corporation could be required to make, if all of the current operators default on the rental arrangements, is $74 million. The minimum annual rentals under these leases are $15 million in 2012, $11 million in 2013, $10 million in 2014, $8 million in 2015, $2 million in 2016 and $28 million thereafter. The two largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. and certain leases related to the corporation’s U.K. Apparel operations that have been sold. Coach, Inc. is contractually obligated to provide the corporation, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2011 was $8 million. This obligation to provide a letter of credit expires when the corporation’s contingent lease obligation is substantially extinguished. The corporation has not recognized a liability for the contingent obligation on either the Coach, Inc. leases or the U.K. Apparel leases.

102/103      Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

Contingent Debt Obligations and Other The corporation has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the corporation could be required to make, in the event that these third parties default on their debt obligations, is $12 million. At the present time, the corporation does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

In 2010, the corporation recognized a $26 million charge for a Mexican tax indemnification related to the corporation’s direct selling business that was sold in 2006.

Note 15 – Financial Instruments

Background Information The corporation uses derivative financial instruments, including forward exchange, futures, options and swap contracts, to manage its exposures to foreign exchange, commodity prices and interest rate risks. The use of these derivative financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the corporation. The corporation does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. More information concerning accounting for financial instruments can be found in Note 2, Summary of Significant Accounting Policies.

Types of Derivative Instruments

Interest Rate and Cross Currency Swaps The corporation utilizes interest rate swap derivatives to manage interest rate risk, in order to maintain a targeted amount of both fixed-rate and floating-rate long term debt and notes payable. Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges. In 2011, the corporation settled $285 million of interest rate swaps, including a $50 million forward starting swap. The corporation has a fixed interest rate on approximately 68% of long-term debt and notes payable issued.

The corporation has issued certain foreign-denominated debt instruments and utilizes cross currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt. Cross currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges.

Currency Forward Exchange, Futures and Option Contracts The corporation uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, third-party product-sourcing transactions, foreign-denominated investments (including subsidiary net assets) and other known foreign currency exposures. Gains and losses on the derivative instruments are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts which are effective at hedging the fair value of a recognized asset or liability are designated and accounted for as fair value hedges. Forward currency contracts that act as a hedge of changes in the underlying foreign currency denominated subsidiary net assets are accounted for as net investment hedges. All remaining currency forward and options contracts are accounted for as mark-to-market hedges. The principal currencies hedged by the corporation include the European euro, British pound, Danish kroner, Hungarian forint, U.S. dollar, Australian dollar and Brazilian real. The corporation hedges virtually all foreign exchange risk derived from recorded transactions and firm commitments and only hedges foreign exchange risk related to anticipated transactions where the exposure is potentially significant.

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

Non-Derivative Instruments The corporation uses non-derivative instruments such as non-U.S. dollar financing transactions or non-U.S. dollar assets or liabilities, including intercompany loans, to hedge the exposure of changes in underlying foreign currency denominated subsidiary net assets, and they are declared as Net Investment Hedges.

Volume

In millions	July 2, 2011	July 3, 2010	Hedge Coverage (Number of Months)
Swap contracts
Rec. fixed/pay float – interest rate swap notional	$ 584	$ 761	8.9 –23.5
Rec. fixed/pay fixed – cross currency swaps notional[1]	813	704	2.5 –23.5
Forward rate agreement	–	50	–

Foreign currency forward contracts[1]
Commitments to purchase foreign currencies	$2,757	$4,211	0.1 –11.6
Commitments to sell foreign currencies	2,754	4,066	0.1 –11.6

Foreign currency option contracts[1,2]	$ –	$9	–
Commodity contracts
Commodity future contracts[3]	$ 193	$ 143	2.0 –11.0
Commodity options contracts[2]	77	3	0.1 – 5.0
Net Investment Hedges	$4,052	$4,500	–

[1]	The notional value is calculated using the exchange rates as of reporting date.
[2]	Option contract notional values are determined by the ratio of the change in option value to the change in the underlying hedged item.
[3]	Commodity futures contracts are determined by the initial cost of the contract.

Cash Flow Presentation The settlement of derivative contracts related to the purchase of inventory, commodities or other hedged items that utilize hedge accounting are reported in the Consolidated Statements of Cash Flows as an operating cash flow, while those derivatives that utilize the mark-to-market hedge accounting model are reported in investing activities when those contracts are realized in cash. Fixed to floating rate swaps are reported as a component of interest expense and therefore are reported in cash flow from operating activities similar to how cash interest payments are reported. The portion of the gain or loss on a cross currency swap that offsets the change in the value of interest expense is recognized in cash flow from operations.

Contingent Features/Concentration of Credit Risk All of the corporation’s derivative instruments are governed by International Swaps and Derivatives Association (i.e. ISDA) master agreements, requiring the corporation to maintain an investment grade credit rating from both Moody’s and Standard & Poor’s credit rating agencies. If the corporation’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate collateralization on the derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position was $272 million on July 2, 2011 and $197 million on July 3, 2010, for which the corporation has posted no collateral. If the credit-risk-related contingent features underlying these agreements were triggered on July 2, 2011 and July 3, 2010, the corporation would be required to post collateral of, at most, $272 million and $197 million, respectively, with its counterparties.

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

Trade accounts receivable due from customers that the corporation considers highly leveraged were $132 million at July 2, 2011 and $103 million at July 3, 2010.

Fair Value Measurements Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value must be categorized into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The carrying amounts of cash and equivalents, trade accounts receivables, accounts payable, derivative instruments and notes payable approximate fair values. The fair value of the corporation’s long-term debt, including the current portion, is estimated using discounted cash flows based on the corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

	July 2, 2011		July 3, 2010
In millions	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Long-term debt, including current portion	$2,413	2,409	$2,777	2,629

104/105      Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

Information on the location and amounts of derivative fair values in the Condensed Consolidated Balance Sheet at July 2, 2011 and July 3, 2010 is as follows:

	Assets				Liabilities
	Other Current Assets		Other Non-Current Assets		Accrued Liabilities – Other		Other
In millions	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Derivatives designated as hedging instruments
Interest rate contracts[2]	$ –	$ 4	$12	$27	$ 2	$ –	$ –	$ –
Foreign exchange contracts[2]	–	143	–	–	191	2	66	153
Commodity contracts[1]	–	–	–	–	–	–	–	–
Total derivatives designated as hedging instruments	–	147	12	27	193	2	66	153
Derivatives not designated as hedging instruments
Foreign exchange contracts[2]	20	42	–	–	13	42	–	–
Commodity contracts[1]	2	–	–	–	–	–	–	–
Total derivatives not designated as hedging instruments	22	42	–	–	13	42	–	–
Total derivatives	$22	$189	$12	$27	$206	$44	$66	$153
1	Categorized as level 1: Fair value of level 1 assets and liabilities as of July 2, 2011 are $2 million and nil and at July 3, 2010 are nil and nil, respectively.
2	Categorized as level 2: Fair value of level 2 assets and liabilities as of July 2, 2011 are $32 million and $272 million and at July 3, 2010 are $216 million and $197 million, respectively.

Information related to our cash flow hedges, net investment hedges, fair value hedges and other derivatives not designated as hedging instruments for the periods ended July 2, 2011, and July 3, 2010, follows:

		Interest Rate Contracts		Foreign Exchange Contracts		Commodity Contracts		Total
In millions	year ended	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Cash Flow Derivatives
Amount of gain (loss) recognized in other comprehensive income (OCI) [1]		$2	$(4)	$(69)	$77	$14	$ –	$(53)	$73
Amount of gain (loss) reclassified from AOCI into earnings [1,2]		3	–	(82)	65	15	(4)	(64)	61
Amount of ineffectiveness recognized in earnings[3,4]		–	–	(9)	(8)	(1)	–	(10)	(8)
Amount of gain (loss) expected to be classified into earnings during the next twelve months		–	NA	(7)	NA	–	NA	(7)	NA
Net Investment Derivatives
Amount of gain (loss) recognized in OCI[1]		–	–	(672)	411	–	–	(672)	411
Amount of gain (loss) recognized from OCI into earnings[6]		–	–	12	–	–	–	12	–
Fair Value Derivatives
Amount of derivative gain (loss) recognized in earnings[5]		3	19	–	–	–	–	3	19
Amount of Hedged Item gain (loss) recognized in earnings[5]		6	(1)	–	–	–	–	6	(1)
Derivatives Not Designated as Hedging Instruments
Amount of gain (loss) recognized in Cost of Sales		–	–	(46)	32	17	(5)	(29)	27
Amount of gain (loss) recognized in SG&A		–	–	92	(60)	6	(1)	98	(61)

[1]	Effective portion.
[2]

Gain (loss) reclassified from AOCI into earnings is reported in interest, for interest rate swaps, in selling, general, and administrative (SG&A) expenses for foreign exchange contracts and in cost of sales for commodity contracts.

[3]	Gain (loss) recognized in earnings is related to the ineffective portion and amounts excluded from the assessment of hedge effectiveness.
[4]	Gain (loss) recognized in earnings is reported in interest expense for foreign exchange contract and SG&A expenses for commodity contracts.
[5]

The amount of gain (loss) recognized in earnings on the derivative contracts and the related hedged item is reported in interest for the interest rate contracts and SG&A for the foreign exchange contracts.

[6]	The gain (loss) recognized from OCI into earnings is reported in gain on sale of discontinued operations.

Note 16 Defined Benefit Pension Plans

The corporation sponsors a number of U.S. and foreign pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

Measurement Date and Assumptions A fiscal year end measurement date is utilized to value plan assets and obligations for all of the corporation’s defined benefit pension plans. Prior to 2009 the corporation had utilized a measurement date of March 31.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations were as follows:

	2011	2010	2009
U.S. Plans
Net periodic benefit cost
Discount rate	5.4%	6.5%	6.7%
Long-term rate of return on plan assets	7.3	7.6	7.5
Rate of compensation increase	NA	3.5	3.8
Plan obligations
Discount rate	5.6%	5.4%	6.5%
Rate of compensation increase	NA	NA	3.5
International Plans
Net periodic benefit cost
Discount rate	5.2%	6.4%	6.1%
Long-term rate of return on plan assets	6.7	6.6	6.7
Rate of compensation increase	3.3	3.3	3.3
Plan obligations
Discount rate	5.6%	5.2%	6.4%
Rate of compensation increase	3.1	3.3	3.3

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Compensation increase assumptions are based upon historical experience and anticipated future management actions. Compensation changes for participants in the U.S. plans no longer have an impact on the benefit cost or plan obligations as the participants in the U.S. salaried plan will no longer accrue additional benefits. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rates of equity and fixed-income securities and other plan investments will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

Net Periodic Benefit Cost and Funded Status The components of the net periodic benefit cost for continuing operations were as follows:

In millions	2011	2010	2009
U.S. Plans
Components of defined benefit net periodic benefit cost
Service cost	$7	$17	$21
Interest cost	73	74	69
Expected return on assets	(80)	(65)	(66)
Amortization of prior service cost	1	(2)	–
Net actuarial loss	12	33	(1)
Net periodic benefit cost	$13	$57	$23
International Plans
Components of defined benefit net periodic benefit cost
Service cost	$32	$31	$30
Interest cost	161	166	166
Expected return on assets	(198)	(176)	(180)
Amortization of prior service cost	5	7	8
Net actuarial loss	23	14	12
Net periodic benefit cost	$23	$42	$36

In the fourth quarter of 2011, certain modifications to the corporation’s defined benefit plan in the Netherlands were approved. The modifications included changes to the method of benefit indexation and employee contribution and salary participation levels. The plan amendments resulted in a $24 million reduction in the projected benefit obligation with a corresponding offset to the unamortized prior service cost balance in Accumulated Other Comprehensive Income. The corporation also expects to make an additional €60 million contribution to this plan in 2012 related to the agreed upon plan modifications.

In 2011, the corporation recognized a curtailment loss of $5 million associated with the fresh bakery businesses as a result of the expected decline in expected years of future service associated with the planned disposition of this business. This amount is being reported as part of the results of discontinued operations. See Note 5 – “Discontinued Operations” for additional information.

In March 2010, the corporation announced changes to its U.S. defined benefit pension plans for salaried employees whereby participants would no longer accrue benefits under these plans. All future retirement benefits will be provided through a defined contribution plan. The benefit plan changes resulted in the elimination of any expected years of future service associated with these plans. As a result, a pretax curtailment gain of $25 million was recognized, of which $20 million impacted continuing operations and $5 million impacted discontinued operations. The curtailment gain resulted from the recognition of $3 million of previously unamortized net prior service credits associated with these benefit plans as well as a $22 million reduction in the projected benefit obligation associated with one of the plans.

106/107      Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

In 2010, the corporation also recognized a curtailment loss of $10 million associated with its household and body care businesses as a result of the expected decline in expected years of future service. This amount is being reported as part of the results of discontinued operations. See Note 5 – “Discontinued Operations” for additional information. The corporation also recognized a settlement loss of $2 million in 2009.

The net periodic benefit cost associated with the North American fresh bakery operations are recognized in discontinued operations as the buyer is expected to assume all of the pension liabilities associated with those businesses.

Although the results of the household and body care businesses are classified as discontinued operations, the corporation has retained a significant portion of the pension and postretirement medical obligations related to these businesses. However, the corporation will no longer incur service cost for the participants in these plans after these businesses are sold and this cost component is being recognized in discontinued operations, while the remainder of the net periodic benefit cost associated with these businesses is recognized in continuing operations.

The net periodic benefit cost of the corporation’s U.S. defined benefit pension plans in 2011 was $44 million lower than in 2010. The decrease was primarily due to an increase in expected return on assets due to an increase in plan assets resulting from improved assets returns as well as a $200 million contribution into the U.S. plans in the fourth quarter of 2010. The benefit costs were also favorably impacted by a reduction in service cost and amortization due to the freezing of the U.S salaried pension plan, which not only reduced the amount of actuarial loss to be amortized but also increased the period of time over which the amount is to being amortized.

The net periodic benefit cost of the corporation’s U. S. defined benefit pension plans in 2010 was $34 million higher than in 2009. The increase was primarily due to a $34 million increase in amortization of net actuarial losses due to net actuarial losses in the prior year, which increased the amount subject to amortization; as well as the increase in interest expense due to the year-over-year change in projected benefit obligations.

The net periodic benefit cost of the corporation’s international defined benefit pension plans in 2011 was $19 million lower than in 2010 due to a $22 million improvement in the expected return on assets partially offset by an increase in the amortization of actuarial losses resulting from actuarial losses in the prior year due to a decline in the discount rate. The 2010 expense was $6 million higher than the 2009 due to a decline in the expected return on assets.

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost in continuing operations during 2012 is $1 million and $2 million, respectively, for U.S. plans and $3 million and $9 million, respectively, for international plans.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

	U.S. Plans		International Plans
In millions	2011	2010	2011	2010
Projected benefit obligation
Beginning of year	$1,372	$1,172	$2,963	$2,689
Service cost	7	17	35	37
Interest cost	73	74	161	166
Plan amendments/other	8	–	(24)	–
Benefits paid	(63)	(63)	(151)	(143)
Participant contributions	–	–	2	3
Actuarial (gain) loss	(27)	207	(169)	500
Divestitures	–	–	(8)	–
Settlement/curtailment	–	(35)	(6)	(10)
Foreign exchange	–	–	310	(279)
End of year	$1,370	$1,372	$3,113	$2,963
Fair value of plan assets
Beginning of year	$1,127	$857	$2,760	$2,652
Actual return on plan assets	179	177	241	397
Employer contributions	6	156	118	117
Participant contributions	–	–	2	3
Benefits paid	(63)	(63)	(151)	(143)
Divestitures	–	–	(5)	–
Settlement	–	–	–	(3)
Foreign exchange	–	–	307	(263)
End of year	1,249	1,127	3,272	2,760
Funded status	$(121)	$(245)	$159	$(203)
Amounts recognized on the consolidated balance sheets
Noncurrent asset	$7	$–	$258	$7
Accrued liabilities	(6)	(5)	(3)	(1)
Pension obligation	(122)	(240)	(96)	(209)
Net asset (liability) recognized	$(121)	$(245)	$159	$(203)
Amounts recognized in accumulated other comprehensive income
Unamortized prior service cost	$7	$4	$20	$45
Unamortized actuarial loss, net	215	353	500	679
Total	$222	$357	$520	$724

The underfunded status of the U.S. plans declined from $245 million in 2010 to $121 million in 2011, due to a $122 million increase in plan assets. The increase in plan assets was the result of the strong investment performance during the year.

The funded status of the international plans improved to an overfunded position of $159 million from a $203 million underfunded position in the prior year. The improvement was the result of actuarial gains, a strong investment performance and currency changes as a $512 million increase in plan assets was only partially offset by a $150 million increase in the projected benefit obligation.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the corporation’s pension plans as of the measurement dates in 2011 and 2010 were $1,370 million and $1,372 million, respectively, for the U.S. plans and $3,049 million and $2,875 million, respectively, for the international plans.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

In millions	2011	2010
U.S. Plans
Projected benefit obligation	$1,113	$1,372
Accumulated benefit obligation	1,113	1,372
Fair value of plan assets	987	1,127
International Plans
Projected benefit obligation	$294	$1,466
Accumulated benefit obligation	283	1,439
Fair value of plan assets	206	1,268

Plan Assets, Expected Benefit Payments and Funding The fair value of pension plan assets as of July 2, 2011 for the combined U.S. and International plans was determined as follows:

		Quoted
		Prices in
		Active	Significant
		Market for	Other
		Identical	Observable
	Total Fair	Assets	Inputs
In millions	Value	(Level 1)	(Level 2)
Equity securities
Non-U.S. securities – pooled funds	$875	$875	$–
Fixed income securities
Government bonds	804	804	–
Corporate bonds	1,000	1,000	–
U.S. pooled funds	157	157	–
Non-U.S. pooled funds	1,247	665	582
Total fixed income securities	3,208	2,626	582
Real estate	93	93	–
Cash and equivalents	121	121	–
Derivatives	49	61	(12)
Other	175	175	–
Total fair value of assets	$4,521	$3,951	$570

Level 1 assets were valued using market prices based on daily net asset value (NAV) or prices available through a public stock exchange. Level 2 assets were valued primarily using market prices, derived from either an active market quoted price, which may require adjustments to account for the attributes of the asset, or an inactive market transaction. The corporation did not have any level 3 assets, which would include assets for which values are determined by non-observable inputs. See Note 15 – Financial Instruments for additional information as to the fair value hierarchy.

The percentage allocation of pension plan assets based on fair value as of the respective year-end measurement dates is as follows:

	2011	2010
U.S. Plans
Asset category
Equity securities	3%	4%
Debt securities	89	84
Real estate	2	2
Cash and other	6	10
Total	100%	100%
International Plans
Asset category
Equity securities	25%	22%
Debt securities	66	69
Real estate	2	3
Cash and other	7	6
Total	100%	100%

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

108/109 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

For plans outside the U.S., the investment strategy is also subject to local regulations. These specific circumstances result in a level of equity exposure that is typically higher than the U.S. plans. In aggregate, the asset allocation targets of the international plans are broadly categorized as a mix of 25% equity securities, 70% fixed-income securities and 5% of real estate and other investments.

As noted, the asset allocation varies by plan and, on an aggregate fair value basis, it is currently at 72% fixed income securities and 20% equity securities. On a notional value basis, the plan assets include investments in equity market futures which effectively moves the asset allocation to the established targets of 72% fixed income and 22% equity. Fixed income securities can include, but are not limited to, direct bond investments, pooled or indirect bond investments and cash. Other investments can include, but are not limited to, international and domestic equities, real estate, commodities and private equity. Derivative instruments may also be used in concert with either fixed income or equity investments to achieve desired exposure or to hedge certain risks. Derivative instruments can include, but are not limited to, futures, options, swaps or swaptions. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. The responsibility for the investment strategies typically lies with a committee and the composition of the committee depends on plan jurisdiction.

Pension assets at the 2011 and 2010 measurement dates do not include any direct investment in the corporation’s debt or equity securities. Substantially all pension benefit payments are made from assets of the pension plans. Using foreign currency exchange rates as of July 2, 2011 and expected future service, it is anticipated that the future benefit payments for the combined U.S. and international plans will be as follows: $234 million in 2012, $222 million in 2013, $228 million in 2014, $234 million in 2015, $243 million in 2016 and $1,344 million from 2017 to 2021.

As part of a previously announced capital plan, the corporation made a voluntary contribution of $200 million into its U.S. defined benefit pension plans in the fourth quarter of 2010. At the present time, the corporation expects to contribute approximately $200 million of cash to its pension plans in 2012, of which approximately $194 million is expected to be to its international plans.

During 2006, the corporation entered into an agreement with the plan trustee to fully fund certain U.K. pension obligations by the end of calendar 2015. The anticipated 2012 contributions reflect the amounts agreed upon with the trustees of these U.K. plans. Subsequent to 2015, the corporation has agreed to keep the U.K. plans fully funded in accordance with certain local funding standards. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors including minimum funding requirements in the jurisdictions in which the company operates, the tax deductibility of amounts funded and arrangements made with the trustees of certain foreign plans.

Defined Contribution Plans The corporation sponsors defined contribution plans, which cover certain salaried and hourly employees. The corporation’s cost is determined by the amount of contributions it makes to these plans. The amounts charged to expense for contributions made to these defined contribution plans related to continuing operations totaled $34 million in 2011, $31 million in 2010 and $29 million in 2009.

Multi-employer Plans The corporation participates in multi-employer plans that provide defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. The contributions for plans related to continuing operations were $3 million in 2011, $4 million in 2010 and $5 million in 2009. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the corporation. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

In addition to regular contributions, the corporation could be obligated to pay additional contributions (known as complete or partial withdrawal liabilities) if a multi-employer pension plan (MEPP) has unfunded vested benefits. The corporation recognized a partial withdrawal liability of $22 million in 2010 related to one collective bargaining agreement and recognized a partial withdrawal liability of $31 million in 2009 as a result of the cessation of contributions to a MEPP with respect to one collective bargaining unit. The charges for both years were recognized in the results of discontinued operations in the Consolidated Statements of Income as they both related to the North American fresh bakery business.

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

During the third quarter of 2009, the corporation approved a change to its U.S. postretirement medical plan. Effective January 1, 2010, the corporation no longer subsidizes retiree medical coverage for U.S. salaried employees and retirees. After this date, retirees have access to medical coverage but have to pay 100% of the premium. This change resulted in the recognition of a plan amendment which reduced the accumulated postretirement benefit obligation by $50 million with an offset to unamortized prior service cost in accumulated other comprehensive income.

Measurement Date and Assumptions Beginning in 2009, a fiscal year end measurement date is utilized to value plan assets and obligations for the corporation’s postretirement health-care and life-insurance plans pursuant to the accounting rules. Previously, the corporation used a March 31 measurement date.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending July 2, 2011 were:

	2011	2010	2009
Net periodic benefit cost
Discount rate	5.1%	6.3%	6.4%
Plan obligations
Discount rate	5.3	5.1	6.3
Health-care cost trend assumed for the next year	8.0	8.0	8.5
Rate to which the cost trend is assumed to decline	5.0	5.0	5.0
Year that rate reaches the ultimate trend rate	2017	2016	2016

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

	One	One
	Percentage	Percentage
	Point	Point
In millions	Increase	Decrease
Effect on total service and interest components	$1		$(1)
Effect on postretirement benefit obligation	9	(7)

Net Periodic Benefit Cost and Funded Status The components of the net periodic benefit cost and curtailment gains associated with continuing operations were as follows:

In millions	2011	2010	2009
Components of defined benefit net periodic cost (income)
Service cost	$2	$1	$3
Interest cost	5	6	8
Net amortization and deferral	(13)	(13)	(11)
Net periodic benefit cost (income)	$(6)	$(6)	$–
Curtailment (gains)	$–	$–	$(12)

The net periodic benefit cost associated with the North American fresh bakery operations is recognized in discontinued operations as the buyer is expected to assume all of the postretirement benefit liabilities associated with those businesses.

The net periodic benefit income in 2011 was unchanged from the prior year. The increase in net periodic benefit income in 2010 as compared to 2009 was driven by lower service costs, lower interest costs as a result of the lower accumulated benefit obligation at the start of the year as compared to the prior year, and an increase in net amortization and deferral income. The increase in amortization of prior service cost credits was due to the impact of a prior year plan amendment on the amount of unamortized prior service credits.

The amount of the prior service credits, net actuarial loss and net initial asset that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2012 is $10 million of income, nil and $2 million of income, respectively.

110/111 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

In millions	2011	2010
Accumulated postretirement benefit obligation
Beginning of year	$104	$89
Service cost	2	1
Interest cost	5	6
Net benefits paid	(9)	(12)
Plan participant contributions	2	1
Actuarial (gain) loss	(12)	13
Plan amendments	–	7
Foreign exchange	1	(1)
End of year	93	104
Fair value of plan assets	1	–
Funded status	$(92)	$(104)
Amounts recognized on the consolidated balance sheets
Accrued liabilities	$(7)	$(9)
Other liabilities	(85)	(95)
Total liability recognized	$(92)	$(104)
Amounts recognized in accumulated other comprehensive loss
Unamortized prior service credit	$(137)	$(157)
Unamortized net actuarial loss	26	51
Unamortized net initial asset	(3)	(5)
Total	$(114)	$(111)

A significant portion of the unamortized prior service credits relates to the North American fresh bakery operations. As such, at the time of the completion of the sale of this business, which is expected to be in the first quarter of 2012, these unamortized prior service credits will be recognized as part of the gain/loss on disposition of this business.

Expected Benefit Payments and Funding Substantially all postretirement health-care and life-insurance benefit payments are made by the corporation. Using foreign exchange rates at July 2, 2011 and expected future service, it is anticipated that the future benefit payments that will be funded by the corporation will be as follows: $8 million in 2012, 2013, 2014, 2015, and 2016 and $43 million from 2017 to 2021.

The Medicare Part D subsidy received by the corporation was $2 million in 2010. The subsidy received in 2011 and 2009 was not material.

Note 18 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2011	2010	2009
Income (loss) from continuing operations before income taxes
United States	7.6%	1.4%	(98.9)%
Foreign	92.4	98.6	198.9
	100.0%	100.0%	100.0%
Tax expense (benefit) at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	6.0	22.0	14.6
Finalization of tax reviews and audits and changes in estimate on tax contingencies	(4.0)	(25.1)	(7.1)
Foreign taxes different than U.S. statutory rate	(12.8)	(8.4)	(19.1)
Valuation allowances	8.9	(0.6)	2.9
Benefit of foreign tax credits	–	–	(5.4)
Contingent sale proceeds	–	(6.6)	(17.7)
Tax rate changes	–	–	(0.3)
Goodwill impairment	–	–	28.4
Tax provision adjustments	(1.7)	2.6	2.9
Other, net	(0.7)	(1.3)	4.2
Taxes at effective worldwide tax rates	30.7%	17.6%	38.4%

The tax expense related to continuing operations increased $25 million in 2011 despite a $219 million decline in pretax income from continuing operations. The increase in tax expense in 2011 was due to the year-over-year impact of a net tax benefit reported in 2010 that included a $177 million tax benefit for the release of certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were resolved, and a $47 million tax benefit related to the contingent sales proceeds partially offset by a tax charge of $121 million related to the corporation’s decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses.

The tax expense related to continuing operations was $9 million higher in 2010 than in 2009 primarily due to a $408 million increase in income from continuing operations before income taxes and a tax charge of $121 million related to the corporation’s decision to no longer reinvest overseas earnings primarily attributable to existing overseas cash and the book value of the household and body care businesses. Partially offsetting this was a benefit of $177 million for the release of certain contingent tax obligations as discussed above.

The corporation recognized income tax expense for continuing operations of $14 million in 2011, $145 million in 2010 and $44 million in 2009 related to certain earnings outside of the U.S. which were not deemed to be indefinitely reinvested. The $145 million repatriation expense includes the $121 million charge explained above. Aside from the items mentioned above, the corporation intends to continue to invest a portion of its earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be approximately $200 million to $225 million.

Current and deferred tax provisions (benefits) were:

In millions		2011		2010		2009
	Current	Deferred	Current	Deferred	Current	Deferred
U.S.	$13	$(23)	$(229)	$204	$42	$(48)
Foreign	92	64	176	(33)	130	(13)
State	5	(2)	4	2	4	–
	$110	$39	$(49)	$173	$176	$(61)

Cash payments for income taxes from continuing operations were $291 million in 2011, $305 million in 2010 and $218 million in 2009.

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

The deferred tax liabilities (assets) at the respective year-ends were as follows:

In millions	2011	2010
Deferred tax (assets)
Pension liability	$–	$(146)
Employee benefits	(137)	(167)
Unrealized foreign exchange	(180)	(49)
Nondeductible reserves	(94)	(78)
Net operating loss and other tax carryforwards	(392)	(357)
Investment in subsidiary	(257)	–
Other	–	(78)
Gross deferred tax (assets)	(1,060)	(875)
Less valuation allowances	414	215
Net deferred tax (assets)	(646)	(660)
Deferred tax liabilities
Property, plant and equipment	$153	$92
Pension asset	13	–
Intangibles	22	101
Unrepatriated earnings	763	501
Other	38	–
Deferred tax liabilities	989	694
Total net deferred tax (assets) liabilities	$343	$34

Tax-effected net operating loss and other tax carryforwards expire as follows: $1 million in 2012, $1 million in 2013, $1 million in 2014, $2 million in 2015, $1 million in 2016, $3 million in 2017, $5 million in 2018, $3 million in 2019, $2 million in 2020, and $34 million in 2022 and beyond. There is no expiration date on $288 million of net operating loss carryforwards. Separately, there are state net operating losses of $51 million that begin to expire in 2012 through 2030.

Valuation allowances have been established on net operating losses and other deferred tax assets in the United Kingdom, Belgium, Russia, Spain, and other foreign and U.S. state jurisdictions as a result of the corporation’s determination that there is less than a 50% likelihood that these assets will be realized.

The corporation records tax reserves for uncertain tax positions taken, or expected to be taken, on a tax return. For those tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon audit settlement.

112/113 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

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

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $440 million as of July 2, 2011. This amount differs from the balance of unrecognized tax benefits as of July 2, 2011 primarily due to uncertain tax positions that created deferred tax assets in jurisdictions which have not been realized due to a lack of profitability in the respective jurisdictions. At this time, the corporation estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $15 million to $40 million in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

The company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended July 2, 2011, July 3, 2010 and June 27, 2009, the corporation recognized expense of $10 million, a benefit of $43 million and expense of $15 million, respectively, of interest and penalties in tax expense. The tax benefit in 2010 was the result of the finalization of tax reviews and audits and changes in estimates of tax contingencies. As of July 2, 2011, July 3, 2010 and June 27, 2009, the corporation had accrued interest and penalties of approximately $86 million, $61 million and $111 million, respectively.

The corporation’s tax returns are routinely audited by federal, state and foreign tax authorities and these audits are at various stages of completion at any given time. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. income tax returns through July 1, 2006. Fiscal years remaining open to examination in the Netherlands include 2003 and forward. Other foreign jurisdictions remain open to audits ranging from 1999 forward. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before July 2, 2005.

In October 2009, the Spanish tax administration upheld the challenge made by its local field examination against tax positions for the years ending June 28, 2003 to July 2, 2005 taken by the corporation’s Spanish subsidiaries. In November 2009, the corporation filed an appeal against this claim with the Spanish Tax Court. In April 2010, the Spanish Chief Inspector upheld a portion of the claim raised by the Spanish tax authorities, which the corporation will appeal. The corporation believes it is adequately reserved for the claim upheld by the Spanish Chief Inspector. However, in order to continue its appeal, the corporation was required to obtain a bank guarantee in May 2010 of €64 million as security against all allegations. The corporation continues to dispute the challenge and will continue to have further proceedings with the Spanish tax authorities regarding this issue.

In June 2011 the Spanish tax administration’s local field examination made similar challenges against tax positions for the years ending July 1, 2006 to June 27, 2009 taken by the corporation’s Spanish subsidiaries. The company has appealed the challenges of the local field examination to the Spanish tax administration and is awaiting a response. The corporation believes it is adequately reserved for the challenges made by the Spanish tax administration’s local field examination.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended July 2, 2011, July 3, 2010 and June 27, 2009.

		July 2,	July 3,	June 27,
In millions	Year ended	2011	2010	2009
Unrecognized tax benefits
Beginning of year balance		$367	$547	$591
Increases based on current period tax positions		122	34	28
Increases based on prior period tax positions		9	39	22
Decreases based on prior period tax positions		(9)	(32)	(30)
Decreases related to settlements with tax authorities		(13)	(164)	(10)
Decreases related to a lapse of applicable statute of limitation		(58)	(25)	(7)
Foreign currency translation adjustment		44	(32)	(47)
End of year balance		$462	$367	$547

Note 19 – Business Segment Information

The following are the corporation’s four business segments and the types of products and services from which each reportable segment derives its revenues.

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

•  International Beverage sells coffee and tea products in major markets around the world, including Europe, Brazil and Australia.

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

In millions	2011	2010	2009
Sales
North American Retail	$2,868	$2,818	$2,767
North American Foodservice	1,566	1,547	1,776
International Beverage	3,548	3,221	3,062
International Bakery	726	785	795
	8,708	8,371	8,400
Intersegment	(27)	(32)	(34)
Total	$8,681	$8,339	$8,366
Operating Segment Income (Loss)
North American Retail	$307	$343	$247
North American Foodservice	79	60	(20)
International Beverage	452	592	493
International Bakery	(12)	(14)	(194)
Total operating segment income	826	981	526
General corporate expenses	(188)	(259)	(225)
Mark-to-market derivative gain/(loss)	11	(13)	(12)
Amortization of intangibles	(22)	(21)	(21)
Contingent sale proceeds	–	133	150
Total operating income	627	821	418
Net interest expense	(85)	(115)	(120)
Debt extinguishment costs	(55)	–	–
Income from continuing operations before income taxes	$487	$706	$298

Net sales for a business segment may include sales between segments. Such sales are at transfer prices that are equivalent to market value. Revenues from Wal-Mart Stores Inc. represent approximately $1.0 billion $1.0 billion and $900 million of the corporation’s consolidated revenues for continuing operations in 2011, 2010 and 2009, respectively. Each of the corporation’s business segments sells to this customer, except International Bakery.

The amounts reported for operating segment income and operating income may include, but are not limited to, amounts recognized in the Consolidated Statements of Income for exit activities, asset and business dispositions, impairment charges, transformation/ Accelerate charges, and pension curtailment gains/losses. See the Operating Results by Business Segment section of the Financial Review for additional information regarding these amounts.

In millions	2011	2010	2009
Assets
North American Retail	$1,432	$1,293	$1,266
North American Foodservice	645	687	754
International Beverage	2,334	1,871	1,932
International Bakery	682	607	719
	5,093	4,458	4,671
Net assets held for sale	1,676	2,614	2,827
Other[1]	2,764	1,764	1,921
Total assets	$9,533	$8,836	$9,419
Depreciation
North American Retail	$99	$97	$95
North American Foodservice	40	50	41
International Beverage	95	88	91
International Bakery	22	24	25
	256	259	252
Discontinued operations	35	88	109
Other	11	21	22
Total depreciation	$302	$368	$383
Additions to Long-Lived Assets
North American Retail	$232	$163	$110
North American Foodservice	28	32	47
International Beverage	157	85	100
International Bakery	17	20	20
	434	300	277
Other	15	6	26
Total additions to long-lived assets	$449	$306	$303

[1]	Principally cash and cash equivalents, certain corporate fixed assets, deferred tax assets and certain other noncurrent assets.

114/115 Sara Lee Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

Note 20 – Geographic Area Information

In millions	United States Netherlands		Spain	France	Other	Total
2011
Sales	$4,383	$ 977	$555	$562	$2,204	$8,681
Long-lived assets	1,460	302	188	346	485	2,781
2010
Sales	$4,315	$1,001	$607	$509	$1,907	$8,339
Long-lived assets	1,447	274	180	294	363	2,558
2009
Sales	$4,501	$987	$649	$526	$1,703	$8,366
Long-lived assets	1,482	345	244	316	386	2,773

Note 21 – Quarterly Financial Data (Unaudited)

The corporation’s quarterly results for 2011 and 2010 are as follows:

In millions	Quarter	First	Second	Third	Fourth
2011
Continuing operations
Net sales		$1,988	$2,254	$2,142	$2,297
Gross profit		646	763	710	694
Income (loss)		64	96	130	48
Income (loss) per common share
Basic		0.10	0.15	0.21	0.08
Diluted		0.10	0.15	0.21	0.08
Net income (loss)		194	833	156	113
Net income (loss) per common share
Basic		0.29	1.30	0.25	0.19
Diluted		0.29	1.30	0.25	0.19
Cash dividends declared		–	0.115	0.115	0.23
Market price
High		15.40	17.72	20.26	19.80
Low		13.22	14.00	16.45	17.87
Close		13.43	17.51	17.90	19.32

In millions	Quarter	First	Second	Third	Fourth
2010
Continuing operations
Net sales		$1,969	$2,262	$1,995	$2,113
Gross profit		687	835	752	709
Income (loss)		176	285	13	108
Income (loss) per common share
Basic		0.25	0.41	0.02	0.16
Diluted		0.25	0.41	0.02	0.16
Net income (loss)		287	376	(328)	192
Net income (loss) per common share
Basic		0.41	0.53	(0.49)	0.28
Diluted		0.41	0.53	(0.49)	0.28
Cash dividends declared		–	0.11	0.11	0.22
Market price
High		11.36	12.61	14.17	15.08
Low		9.17	10.64	11.67	12.83
Close		11.21	12.45	13.74	13.99

The quarterly financial data shown above includes the impact of significant items. Significant items may include, but are not limited to: charges for exit activities; transformation program and Project Accelerate costs; spin-off costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Further details of these items are included in the Financial Review section of the Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Sara Lee Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Sara Lee Corporation and its subsidiaries at July 2, 2011 and July 3, 2010, and the results of their operations and their cash flows for each of the three years in the period ended July 2, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 2, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Chicago, Illinois

August 26, 2011

116/117 Sara Lee Corporation and Subsidiaries

MANAGEMENT’S REPORT

Management’s Report on

Internal Control Over Financial Reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, the corporation is required to assess the effectiveness of its internal control over financial reporting as of July 2, 2011 and report, based on that assessment, whether the corporation’s internal controls over financial reporting are effective.

Management of the corporation is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a–15f and 15d–15f under the Securities Exchange Act of 1934. The corporation’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the corporation’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

The corporation’s management has assessed the effectiveness of its internal control over financial reporting as of July 2, 2011. In making this assessment, the corporation used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The corporation’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of the corporation reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on the corporation’s assessment, management has concluded that, as of July 2, 2011, the corporation’s internal control over financial reporting was effective.

The effectiveness of the corporation’s internal control over financial reporting as of July 2, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Marcel H.M. Smits

Chief executive officer

Mark A. Garvey

Chief financial officer