Form 10-K, Exhibit 13
period 2012-06-30
Hillshire Brands Co
filed 2012-09-14
CIK 23666

  Financial Contents

18	Financial summary
19	Financial review
45	Consolidated statements of income
46	Consolidated balance sheets
48	Consolidated statements of equity
49	Consolidated statements of cash flows
50	Notes to financial statements
87	Report of independent registered public accounting firm
88	Management’s report
89	Performance graph
90	Directors and senior corporate officers
91	Investor information

FINANCIAL SUMMARY

Dollars in millions except per share data	June 30, 2012	July 2, 2011 As Restated	July 3, 2010[1] As Restated	June 27, 2009 As Restated	June 28, 2008 As Restated
Results of Operations
Continuing operations
Net sales	$ 4,094	$ 4,019	$ 3,972	$ 4,124	$ 4,123
Operating income (loss)	74	225	179	95	(438)
Income (loss) before income taxes	(37)	83	63	(37)	(582)
Income (loss)	(22)	56	127	(31)	(511)
Income (loss) attributable to Hillshire Brands	(22)	56	127	(31)	(511)
Effective tax rate	(41.7)%	32.5%	(102.1)%	(16.3)%	(12.2)%
Income (loss) per share of common stock [2]
Basic	$ (0.18)	$ 0.45	$ 0.92	$ (0.22)	$ (3.57)
Diluted	(0.18)	0.45	0.92	(0.22)	(3.57)
Financial Position
Total assets	$ 2,450	$ 9,482	$ 8,778	$ 9,376	$10,810
Total debt	944	2,109	2,247	2,247	2,620
Per common share [2]
Dividends declared	$ 1.15	$ 2.30	$ 2.20	$ 2.20	$ 2.10
Book value at year-end	1.95	16.12	11.00	14.42	19.74
Market value at year-end	28.99	96.60	69.95	47.90	60.90
Shares used in the determination of net income per share [2]
Basic (in millions)	119	124	138	140	143
Diluted (in millions)	119	125	138	140	143
Other Information – Continuing Operations Only
Depreciation	166	121	136	130	132
Media advertising expense	87	82	93	58	71
Total media advertising and promotion expense	137	124	145	107	123
Capital expenditures	177	144	179	139	207
Common stockholders of record [3]	52,000	60,000	64,000	67,000	70,000
Number of employees	9,500	11,000	11,000	11,000	11,000
[1]	53-week year.
[2]	Reflects the impact of a 1-for-5 reverse stock split in June 2012.
[3]	As of the latest practicable date.

Dollars in millions except per share data	June 27, 2009 As Reported	Adjustments	Discontinued Operations	June 27, 2009 As Restated	June 28, 2008 As Reported	Adjustments	Discontinued Operations	June 28, 2008 As Restated
Continuing operations
Net sales	$8,366	$ (24)	$(4,218)	$ 4,124	$ 8,650	$ (7)	$(4,520)	$ 4,123
Operating income (loss)	418	(35)	(288)	95	(154)	(15)	(269)	(438)
Income (loss) before income taxes	298	(35)	(300)	(37)	(254)	(15)	(313)	(582)
Income (loss)	184	(23)	(192)	(31)	(341)	(13)	(157)	(511)
Income (loss) attributable to Hillshire Brands	184	(23)	(192)	(31)	(341)	(13)	(157)	(511)
Effective tax rate	38.4%	–	–	(16.3)%	(34.6)%	–	–	(12.2)%
Income (loss) per share of common stock [2]
Basic	$ 1.31	$(0.16)	$ (1.37)	$ (0.22)	$ (2.39)	$(0.09)	$ (1.10)	$ (3.57)
Diluted	1.31	(0.16)	(1.37)	(0.22)	(2.39)	(0.09)	(1.10)	(3.57)
Financial position
Total assets	$9,419	$ (43)	$ –	$ 9,376	$10,831	$ (21)	$ –	$10,810

The company has corrected several errors related to continuing and discontinued operations and has restated its financial statements for fiscal 2010 and 2011 for these items. The table above identifies the restatement adjustments for fiscal 2009 and 2008. The adjustments made to net sales relate to the company’s former operations in Brazil that were part of the international coffee and tea operations that were spun-off in June 2012. The adjusted results for Brazil were subsequently recognized as part of the results of discontinued operations as a result of the spin-off. See Note 1 – Nature of Operations and Basis of Presentation for additional information regarding these restatements.

Note: The amounts above include the impact of certain significant items. Significant items may include, but are not limited to: exit activities, asset and business dispositions, other restructuring charges, impairment charges, spin-off related costs, settlement and curtailment gains or losses and various significant tax matters. Further details of these items are included in the Financial Review. Operating income is reconciled between the income from each of the company’s business segments to income from continuing operations before income taxes in Note 19 – Business Segment Information.

The Consolidated Financial Statements and Notes and the Financial Review should be read in conjunction with the Financial Summary.

18/19      The Hillshire Brands Company

FINANCIAL REVIEW

This Financial Review discusses the company’s results of operations, financial condition and liquidity, risk management activities, and significant accounting policies and critical estimates. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this annual report. The company’s fiscal year ends on the Saturday closest to June 30. Fiscal years 2012 and 2011 were 52-week years, while fiscal 2010 was a 53-week year. Unless otherwise stated, references to years relate to fiscal years. The following is an outline of the analysis included herein:

•  Business Overview

•  Summary of Results/Outlook

•  Review of Consolidated Results

•  Operating Results by Business Segment

•  Financial Condition

•  Liquidity

•  Risk Management

•  Non-GAAP Financial Measures

•  Critical Accounting Estimates

•  Issued But Not Yet Effective Accounting Standards

•  Forward-Looking Information

Business Overview

Spin-Off On June 28, 2012, Sara Lee Corporation successfully completed the previously announced spin-off of its international coffee and tea business (spin-off) into an independent new public company named D.E MASTER BLENDERS 1753 N.V. Immediately after the spin-off, Sara Lee Corporation changed its name to The Hillshire Brands Company (“Hillshire Brands” or “company”).

On August 1, 2012, D.E MASTER BLENDERS 1753 N.V. announced that it had discovered accounting irregularities involving previously issued financial results for its Brazilian operations, which would require the restatement of their previously issued financial statements for the periods from fiscal 2009 to 2012. The financial results of the Brazilian operations are reported as part of discontinued operations in the Hillshire Brands financial statements as a result of the spin-off of the international coffee and tea operations. As such, Hillshire Brands has restated the historical financial results of its discontinued operations to reflect the correction of the accounting irregularities in the Brazilian operations.

In addition, the company has corrected several errors related to its continuing and discontinued operations and has restated its financial statements for 2010, 2011 and the quarterly financial data for the first three quarters of 2011 and 2012 for these items. These errors had been previously identified and corrected in fiscal years subsequent to their origination. The company originally recorded the error corrections in the periods in which they were discovered. Management continues to believe that these errors did not materially misstate the financial results of the periods in which the errors originated or the periods in which the errors were corrected but it has decided to record these adjustments in the periods in which they originated. See Note 1 – Nature of Operations and Basis of Presentation for additional information regarding these restatements.

Our Business

Hillshire Brands is a manufacturer and marketer of high-quality, brand name food products. The majority of its sales are in the United States, where it is one of the leaders in meat-centric food solutions for the retail and foodservice markets. In the retail channel, the company sells a variety of packaged meat products that include hot dogs, corn dogs, breakfast sausages, dinner sausages and lunchmeats as well as a variety of frozen baked products and specialty items including cakes and cheesecakes. These products are sold primarily to supermarkets, warehouse clubs and national chains. The company also sells a variety of meat and bakery products to foodservice customers. Internationally, the company sells bakery and other food products to retail and foodservice customers in Australia and the other parts of the Pacific-rim region.

The company’s portfolio of brands includes Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Sara Lee and Chef Pierre, as well as artisanal brands Aidells and Gallo.

Strategy

The company is focused on building sustainable, profitable growth through margin-accretive innovation; improved management agility; achieving and maintaining share leadership in key categories; delivering superior quality and value to our customers; and driving operating efficiencies.

Summary of Results/Outlook

The business highlights for 2012 include the following:

•   Net sales for the year were $4.1 billion, an increase of $75 million, or 1.9% over the prior year, as pricing actions in response to higher commodity costs and the impact of a full year’s results related to an acquisition made in May 2011 offset the negative impact of lower volumes. Adjusted net sales, which excludes the results of businesses that have been exited or disposed of, increased 4.0%.

•   Reported operating income for the year was $74 million, a decrease of $151 million, which resulted from a $170 million increase in net charges related to significant items and lower operating results for the Foodservice/Other business segment partially offset by lower general corporate expenses, excluding significant items. Adjusted operating income was $327 million, an increase of $14 million, or 4.3% over the prior year.

•   Operating segment income was negatively impacted by the year-over-year decrease in volumes, higher distribution costs, higher MAP and trade spending, discounts associated with aged inventories and the disruptions in the foodservice bakery business resulting from the Tarboro, NC bakery plant upgrades. These declines were partially offset by cost savings achieved from restructuring actions and continuous improvement initiatives. The company was able to offset the impact of higher commodity costs with pricing actions.

FINANCIAL REVIEW

•  Net loss from continuing operations attributable to Hillshire Brands was $22 million, or $(0.18) per share on a diluted basis, a decline of $78 million. The year-over-year decline was due to a $104 million increase in after tax charges related to significant items, which includes charges for restructuring actions and spin-off related costs. Net income attributable to Hillshire Brands was $845 million or $7.13 per share on a diluted basis, which includes a $405 million after tax gain on the sale of businesses.

•  Cash from operating activities was $249 million in 2012, a decrease of $198 million due to an increase in cash payments for restructuring charges and contributions to pension plans and the impact of business dispositions partially offset by lower cash payments for taxes, improved operating results on an adjusted basis and improved working capital management

Fiscal Year 2013 Outlook The company expects certain headwinds to impact results in 2013 including the absorption of approximately $20 million of stranded overhead costs, inflation, increased investment behind innovation and research and development, higher MAP spending and higher variable compensation expense. The tailwinds expected in 2013 include modest favorability in commodity costs and the benefit of cost reduction programs which are expected to reduce costs by approximately $40 million. The favorability in commodity costs is expected to be primarily in the first half of 2013 with inflation expected in the back half of 2013 and into 2014.

Review of Consolidated Results

The following tables summarize net sales and operating income for 2012 versus 2011, and 2011 versus 2010 and certain items that affected the comparability of these amounts:

2012 Versus 2011

In millions	2012	2011 As Restated	Dollar Change	Percent Change
Net sales	$4,094	$4,019	$ 75	1.9%
Less: Increase/(decrease) in net sales from
Dispositions	55	135	(80)
Adjusted net sales	$4,039	$3,884	$ 155	4.0%
Operating income	$ 74	$ 225	$(151)	(67.0)%
Less: Increase/(decrease) in operating income from Significant items impacting operating income	$ (261)	$ (91)	$(170)
Dispositions	8	3	5
Adjusted operating income	$ 327	$ 313	$ 14	4.3%

2011 Versus 2010

In millions	2011 As Restated	2010 As Restated	Dollar Change	Percent Change
Net sales	$4,019	$3,972	$ 47	1.2%
Less: Increase/(decrease) in net sales from
Dispositions	135	195	(60)
Impact of 53rd week	–	73	(73)
Adjusted net sales	$3,884	$3,704	$180	4.9%
Operating income	$ 225	$ 179	$ 46	25.5%
Less: Increase/(decrease) in operating income from Significant items impacting operating income	$ (91)	$ (66)	$ (25)
Dispositions	3	1	2
Impact of 53rd week	–	4	(4)
Adjusted operating income	$ 313	$ 240	$ 73	30.7%

Non-Gaap Measures Management measures and reports Hillshire Brands’ financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). In this report, Hillshire Brands highlights certain items that have significantly impacted the company’s financial results and uses several non-GAAP financial measures to help investors understand the financial impact of these significant items. The non-GAAP financial measures used by Hillshire Brands in this annual report are adjusted net sales, adjusted operating segment income and adjusted operating income which exclude from a financial measure computed in accordance with GAAP the impact of significant items, the impact of the 53rd week and the impact of businesses that have been exited or disposed of for all periods presented. Previously, the adjusted sales and operating income measures excluded the results of acquisitions net of dispositions for the periods for which there were no comparable results. Another non-GAAP financial measure is Adjusted EPS which excludes from reported diluted EPS from continuing operations the impact of significant items and the 53rd week.

Management believes that these non-GAAP financial measures reflect an additional way of viewing aspects of Hillshire Brands’ business that, when viewed together with Hillshire Brands’ financial results computed in accordance with GAAP, provide a more complete understanding of factors and trends affecting Hillshire Brands’ historical financial performance and projected future operating results, greater transparency of underlying profit trends and greater comparability of results across periods. These non-GAAP financial measures are not intended to be a substitute for the comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

20/21      The Hillshire Brands Company

Management also uses certain of these non-GAAP financial measures, in conjunction with the GAAP financial measures, to understand, manage and evaluate our businesses, in planning for and forecasting financial results for future periods, and as one factor in determining achievement of incentive compensation. Two of the three performance measures under Hillshire Brands’ annual incentive plan are net sales and operating income, which are the reported amounts as adjusted for significant items and possibly other items. Operating income, as adjusted for significant items, also may be used as a component of Hillshire Brands’ long-term incentive plans. Many of the significant items will recur in future periods; however, the amount and frequency of each significant item varies from period to period.

See “Non-GAAP Measures Definitions” in the Financial Review section of this report for additional information regarding these financial measures.

Net Sales Net sales in 2012 were $4.094 billion, an increase of $75 million, or 1.9% versus 2011. Net sales were impacted by dispositions after the beginning of 2011, which reduced net sales by $80 million. Adjusted net sales increased $155 million, or 4.0% due to price increases in response to higher commodity costs and the year-over-year impact of an acquisition made in 2011, partially offset by lower volumes.

Net sales in 2011 were $4.019 billion, an increase of $47 million, or 1.2% versus 2010. Net sales were impacted by dispositions after the beginning of 2010, which reduced net sales by $60 million; and $73 million of sales in 2010 related to the 53rd week. Adjusted net sales increased $180 million, or 4.9% due to price increases in response to higher commodity costs and a favorable shift in sales mix partially offset by lower unit volumes.

The following table summarizes the components of the change in sales on a percentage basis versus the prior year:

Operating Income Operating income decreased by $151 million, or 67.0% in 2012. The year-over-year net impact of the change in significant items and the other factors identified in the preceding table of consolidated results decreased operating income by $165 million. As a result, adjusted operating income increased $14 million, or 4.3% due to a significant decline in general corporate expense, excluding significant items, partially offset by lower adjusted operating results in the Foodservice/Other business segment.

Operating income increased by $46 million, or 25.5% in 2011. The year-over-year net impact of the change in significant items and the other factors identified in the preceding table of consolidated results decreased operating income by $27 million. As a result, adjusted operating income increased $73 million, or 30.7% due to a significant decline in general corporate expense, excluding significant items, and the favorable impact of a $6 million improvement in unrealized commodity mark-to-market derivatives, as operating results of the business segments, excluding significant items, remained relatively unchanged year-over-year.

The changes in the individual components of operating income are discussed in more detail below.

Gross Margin The gross margin, which represents net sales less cost of sales, decreased by $64 million in 2012, driven by the negative impact of higher discounts associated with aged inventories, lower volumes, the negative impact of disruptions associated with the Tarboro N.C. bakery plant upgrade and the generally weak economic conditions in the foodservice category, which were only partially offset by the benefits of cost saving initiatives.

Net Sales Bridge – Components of Change Versus Prior Year

	Volume (Excluding Acquisition/Disposition)	Mix	Price	Acquisition	Other/FX	Disposition	Total
2012 versus 2011	(2.7)%	0.1%	4.2%	2.7%	(0.3)%	(2.1)%	1.9%

	Volume (Excluding Acquisition/Disposition 53rd Week)	Mix	Price	Acquisition/ Disposition	Other/FX	Impact of 53rd Week	Total
2011 versus 2010	(2.3)%	0.8%	5.5%	(1.5)%	0.6%	(1.9)%	1.2%

FINANCIAL REVIEW

The gross margin percentage decreased from 29.8% in 2011 to 27.7% in 2012 due to gross margin percentage declines for all business segments but primarily at Foodservice/Other. The gross margin percentage was negatively impacted by higher commodity costs, lower volumes and higher discounts associated with aged inventories which were partially offset by pricing actions and continuous improvement savings.

The gross margin decreased by $42 million in 2011, driven by the negative impact of higher commodity costs net of pricing actions and lower unit volumes, partially offset by the benefits of cost saving initiatives and an improved sales mix.

The gross margin percent decreased from 31.2% in 2010 to 29.8% in 2011 due to declines in the Retail business segment. The gross margin percentage was negatively impacted by higher commodity costs and lower volumes which were partially offset by pricing actions, a favorable shift in product mix and continuous improvement savings.

Selling, General and Administrative Expenses

In millions	2012	2011	2010
SG&A expenses in the business segment results
Media advertising and promotion	$137	$124	$ 145
Other	627	655	683
Total business segments	764	779	828
Amortization of identifiable intangibles	4	4	4
General corporate expenses	195	136	190
Mark-to-market derivative (gains)/losses	1	(1)	5
Total SG&A	$964	$918	$1,027

Total selling, general and administrative (SG&A) expenses in 2012 increased $46 million, or 5.1%. Measured as a percent of sales, SG&A expenses increased from 22.8% in 2011 to 23.6% in 2012. The results reflect the impact of an increase in charges related to restructuring and spin-off actions and higher MAP expenses partially offset by the benefits of cost saving initiatives and lower general corporate expenses, excluding restructuring and spin-off related charges. SG&A expenses as a percent of sales decreased in each of the business segments.

Total SG&A expenses reported in 2012 by the business segments decreased by $15 million, or 1.9%, versus 2011 primarily due to the benefits of cost saving initiatives partially offset by higher MAP spending and the impact of inflation on wages and employee benefits.

General corporate expenses, which are not allocated to the individual business segments, increased by $59 million in 2012 due to a $148 million increase in restructuring actions and other significant items partially offset by a reduction in information technology costs, the impact of headcount reductions and lower stranded overhead costs related to sold businesses.

Total selling, general and administrative expenses in 2011 decreased $109 million, or 10.6%. Measured as a percent of sales, SG&A expenses decreased from 25.9% in 2010 to 22.8% in 2011. SG&A expenses as a percent of sales decreased in each of the business segments, with the exception of Australian Bakery. The results reflect the impact of lower MAP expenses and the benefits of cost saving initiatives.

Total SG&A expenses reported in 2011 by the business segments decreased by $49 million, or 5.9%, versus 2010 primarily due to lower MAP spending and the benefits of cost saving initiatives partially offset by the impact of inflation on wages and employee benefits.

General corporate expenses in 2011 decreased by $54 million due to a reduction in information technology costs, the impact of headcount reductions, lower employee benefit costs, lower franchise taxes and a gain on the sale of the corporate airplane. Unrealized mark-to-market gains on commodity derivatives included in SG&A increased by $6 million as compared to the prior year.

As previously noted, reported SG&A reflects amounts recognized for restructuring actions, spin-off related costs and other significant amounts. These amounts include the following:

In millions	2012	2011	2010
Restructuring/spin-off costs	$137	$35	$ 18
Curtailment gain	–	–	(13)
Gain on HBI tax settlement	(15)	–	–
Tax indemnification charge	–	–	26
Litigation accrual	11	–	–
Other	2	–	–
Total	$135	$35	$ 31

Additional information regarding the restructuring and spin-off related costs can be found in Note 6 – Exit, Disposal and Transformation Activities.

The company recognized curtailment gains in 2010 related to its defined benefit pension plans. Additional information regarding the pension charges and curtailment gains can be found in Note 16 –Defined Benefit Pension Plans.

22/23      The Hillshire Brands Company

Exit Activities, Asset and Business Dispositions Exit activities, asset and business dispositions are as follows:

In millions	2012	2011	2010 As Restated
Charges for exit activities
Severance	$27	$30	$ 9
Exit of leases and other contractual obligations	54	9	9
Total	$81	$39	$18

The net charges in 2012 are $42 million higher than 2011 as a result of a $45 million increase in lease and contractual obligation exit costs, which were incurred in conjunction with the spin-off.

The net charges in 2011 are $21 million higher than 2010 as a result of a $21 million increase in severance costs related to restructuring actions partially offset by the decline in lease and contractual obligation exit costs.

Impairment Charges In 2012, the company recognized a $14 million impairment charge, which related to the writedown of computer software which was no longer in use. The charge was recognized as part of general corporate expenses. In 2011, the company recognized a $15 million impairment charge, which related to the writedown of manufacturing equipment associated with the North American foodservice bakery reporting unit. In 2010, the company recognized a $15 million impairment charge, which related to the writedown of manufacturing equipment associated with the North American foodservice bakery reporting unit.

Additional details regarding these impairment charges are discussed in Note 4 – Impairment Charges.

Net Interest Expense Net interest expense decreased by $15 million in 2012 to $72 million due to a decline in interest expense as a result of the repayment of approximately $970 million of debt in April 2012 using existing cash on hand. Interest income remained unchanged. Net interest expense in 2011 was $29 million lower than the prior year due to a $28 million decline in interest expense resulting from the refinancing of approximately $800 million of debt at lower interest rates earlier in the fiscal year.

Debt Extinguishment Costs In 2012, the company completed a cash tender offer for $348 million of its 6.125% Notes due November 2032 and $122 million of its 4.10% Notes due 2020 and it redeemed all of its 3.875% Notes due 2013, with an aggregate principal amount of $500 million, and recognized $39 million of charges associated with the early extinguishment of this debt. In 2011, the company redeemed its $1.1 billion 6.25% Notes due September 15, 2011 and recognized a $55 million charge associated with the early redemption of this debt.

Income Tax Expense The effective tax rate on continuing operations in 2012, 2011 and 2010 was impacted by a number of significant items that are shown in the reconciliation of the company’s effective tax rate to the U.S. statutory rate in Note 18 – Income Taxes. Additional information regarding income taxes can be found in “Critical Accounting Estimates” within Management’s Discussion and Analysis.

In millions	2012	2011 As Restated	2010 As Restated
Continuing operations
Income (loss) before income taxes	$(37)	$83	$63
Income tax expense (benefit)	(15)	27	(64)
Effective tax rates	(41.7)%	32.5%	(102.1)%

2012 versus 2011 In 2012, the company recognized a tax benefit on continuing operations of $15 million, or an effective tax rate of 41.7%, compared to tax expense of $27 million, or an effective tax rate of 32.5%, in 2011. The tax rate in 2012 was impacted by non-taxable indemnification agreements, employee benefit deductions and tax provision adjustments partially offset by non-deductible professional fees. See the tax rate reconciliation table in Note 18 – Income Taxes for additional information.

2011 versus 2010 In 2011, the company recognized tax expense on continuing operations of $27 million, or an effective tax rate of 32.5%, compared to a tax benefit of $64 million, or an effective tax rate of (102.1%), in 2010. The 2011 effective tax rate changed from 2010 due to a $93 million decrease in tax benefits resulting from the resolution of tax audits, the expiration of statutes of limitations, and changes in estimate on tax contingencies in the U.S. and various state and local jurisdictions that increased the 2011 effective tax rate by 148 percentage points.

FINANCIAL REVIEW

Income (Loss) from Continuing Operations and Diluted Earnings Per Share (EPS) from Continuing Operations The loss from continuing operations in 2012 was $22 million, a decrease of $78 million over the prior year. The decline was due to a $104 million increase in net after tax charges incurred in conjunction with the spin-off, restructuring actions and other significant items. Income from continuing operations in 2011 was $56 million, a decrease of $71 million over the prior year. The decline was due to the lower results for the business segments, $55 million of debt extinguishment costs and an increase in income taxes.

Diluted EPS from continuing operations was a loss of $0.18 in 2012, and income of $0.45 in 2011 and $0.92 in 2010. The diluted EPS from continuing operations in each succeeding year was favorably impacted by lower average shares outstanding as the company had been repurchasing shares of its common stock as part of a share repurchase program. The company repurchased 16.0 million shares in 2011 and 7.3 million shares in 2010. The number of shares and earnings per share amounts above reflect the impact of a 1-for-5 reverse stock split in June 2012.

Discontinued Operations The results of the company’s North American fresh bakery, refrigerated dough and foodservice beverage businesses and the international coffee and tea, household and body care and European bakery businesses, which have been classified as discontinued operations, are summarized below. The results of the international coffee and tea businesses have been restated to reflect the correction of various errors and accounting irregularities related to its subsidiary in Brazil. See Note 1 – Nature of Operations and Basis of Presentation for additional information.

In millions	2012	2011 As Restated	2010 As Restated
Net sales	$5,229	$8,088	$8,960
Income (loss) from discontinued operations before income taxes	$ (138)	$ 567	$ 996
Income tax (expense) benefit on income from discontinued operations	603	(82)	(668)
Gain on disposition of discontinued operations before income taxes	772	1,304	158
Income tax expense on disposition of discontinued operations	(367)	(573)	(74)
Net income from discontinued operations	$ 870	$1,216	$ 412

Net Sales and Income (Loss) from Discontinued Operations before Income Taxes Net sales for discontinued operations were $5.229 billion in 2012, compared to $8.088 billion in the prior year, a 35% decrease. The sales decline was primarily driven by the impact of business dispositions after the start of 2011 and resulted from there being less than a full twelve months of sales in each fiscal year. Income before income taxes in 2012 was a loss of $138 million, a decrease of $705 million compared to 2011. The decrease was again driven by the impact of business dispositions and $414 million of impairment charges in 2012 primarily related to the European bakery operations as well as various restructuring and other charges. The change in income from discontinued operations was a decrease of $20 million over the prior year despite the much larger decline in pretax income due to significant tax benefits that increased income from discontinued operations by $685 million in 2012. In 2012, the international coffee and tea business reported a $438 million income tax benefit, which included a $623 million benefit associated with the reversal of a deferred tax liability related to the repatriation of foreign earnings. The remaining significant tax benefits related to tax basis differences and tax settlements and reserve reversals.

Net sales for discontinued operations were $8.088 billion in 2011, compared to $8.960 billion in the prior year. The sales decline was primarily driven by the impact of business dispositions after the start of 2010, as well as the impact of the additional 53rd week in 2010. Income before income taxes in 2011 was $567 million, a decrease of $429 million compared to 2010. The decrease was again driven by the impact of business dispositions, the additional 53rd week and various other restructuring and other charges. Income from discontinued operations was $485 million in fiscal 2011, an increase of $157 million over the prior year due to the impact of income taxes. In 2011, the North American fresh bakery business reported a $101 million income tax benefit, which included a $122 million tax benefit that was associated with the excess tax basis related to these assets. In 2010, the international household and body care businesses reported $453 million of income tax expense, which included a $428 million tax charge related to the deemed repatriation of overseas earnings, attributable to the existing overseas cash and book value of the International Household and Body Care businesses.

24/25      The Hillshire Brands Company

Gain (Loss) on Sale of Discontinued Operations In 2012, the company completed the disposition of the fresh bakery, foodservice beverage and refrigerated dough businesses in North America as well as the European bakery businesses in Spain and France. It also completed the disposition of the remainder of the businesses that comprised the household and body care business, primarily the non-European insecticides business and portions of the air care and shoe care businesses. It recognized a pretax gain of $772 million ($405 million after tax) on the disposition of these businesses in 2012. The tax provision on the disposition of the refrigerated dough business was negatively impacted by a book/tax basis difference related to $254 million of goodwill that is not deductible for tax purposes. In 2011, the company completed the disposition of the majority of the businesses that comprised the household and body care business –global body care, European detergents, and Australia/New Zealand bleach businesses as well as a majority of the air care and shoe care businesses and recognized a pretax gain of $1.3 billion ($731 million after tax). In 2010, the company completed the disposition of its insecticide business in India, which had been part of the household and body care business, and recognized a pretax gain of $150 million and an after tax gain of $78 million. Further details regarding these transactions are included in Note 5 – Discontinued Operations.

Consolidated Net Income and Diluted Earnings Per Share (EPS) The consolidated net income and related diluted earnings per share includes the results of both continuing and discontinued operations – see the Consolidated Statements of Income in this report for additional information. Net income was $848 million in 2012, a decrease of $424 million over the prior year. The decrease in net income was primarily due to a $326 million decrease in the gain on sale of discontinued operations. The decrease in net income was also due to the $78 million reduction in income from continuing operations noted previously.

Net income in 2011 was $1.272 billion, an increase of $733 million over the prior year due to an $804 million increase in net income from discontinued operations. The income from discontinued operations increased $157 million primarily due to a year-over-year reduction in the tax provision related to the repatriation of foreign earnings and a tax benefit related to the North American fresh bakery operations. The gain on sale of discontinued operations increased

$647 million due to the completion of the disposition of several household and body care businesses in 2011. The increase in the net income of discontinued operations was partially offset by a $71 million reduction in income from continuing operations noted previously.

The net income attributable to Hillshire Brands was $845 million in 2012, $1.263 billion in 2011 and $518 million in 2010.

Diluted EPS were $7.13 in 2012, $10.11 in 2011 and $3.75 in 2010. The diluted EPS in each succeeding year was favorably impacted by lower average shares outstanding due to a prior share repurchase program. The earnings per share amounts reflect the impact of a 1-for-5 reverse stock split in June 2012.

Operating Results by Business Segment

The company’s structure is currently organized around three business segments, which are described below:

Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America.

Foodservice/Other sells a variety of meat and bakery products to foodservice customers in North America. Sales are made in the foodservice channel to distributors, restaurants, hospitals and other large institutions. This segment also includes results for the company’s Senseo coffee business in the United States which was exited in March 2012 as well as the hog, commodity pork and turkey businesses which were previously reported in the Retail business segment.

Australian Bakery sells a variety of bakery and other food products to retail and foodservice customers in Australia and other parts of the Pacific rim region.

The following is a summary of results by business segment:

In millions	2012	2011	2010
Net sales
Retail	$2,884	$2,760	$2,708
Foodservice/Other	1,080	1,136	1,145
Australian Bakery	136	135	135
Total business segments	4,100	4,031	3,988
Intersegment sales	(6)	(12)	(16)
Net sales	$4,094	$4,019	$3,972

FINANCIAL REVIEW

The following tables summarize the components of the percentage change in net sales as compared to the prior year:

	Volume (Excluding Acquisition/Disposition)	Mix	Price	Other	Acquisition	FX	Disposition	Impact of 53rd Week	Total
2012 versus 2011
Retail	(3.8)%	0.5%	4.6%	(0.6)%	3.8%	–%	–%	–%	4.5%
Foodservice/Other	(0.1)	(0.5)	3.2	(0.2)	–	–	(7.3)	–	(4.9)
Australian Bakery	(6.7)	0.4	2.9	(0.1)	–	4.3	–	–	0.8
Total business segments	(2.7)%	0.1%	4.2%	(0.4)%	2.7%	0.1%	(2.1)%	–%	1.9%

	Volume (Excluding Acquisition/Disposition 53rd Week)	Mix	Price	Other	Acquisition	FX	Disposition	Impact of 53rd Week	Total
2011 versus 2010
Retail	(4.4)%	2.1%	5.7%	–%	0.4%	–%	–%	(1.9)%	1.9%
Foodservice/Other	2.1	(0.6)	5.5	0.7	–	–	(6.3)	(2.2)	(0.8)
Australian Bakery	(2.9)	(8.1)	1.9	(0.8)	–	11.4	–	(1.8)	(0.3)
Total business segments	(2.3)%	0.8%	5.5%	0.2%	0.3%	0.4%	(1.8)%	(1.9)%	1.2%

Operating segment income and income from continuing operations before income taxes for 2012, 2011 and 2010 are as follows:

In millions	2012	2011	2010
Income from continuing operations before income taxes
Retail	$274	$303	$343
Foodservice/Other	79	85	50
Australian Bakery	(2)	(2)	5
Total operating segment income	351	386	398
General corporate expenses – As restated	(272)	(159)	(211)
Mark-to-market derivative gains/(losses)	(1)	2	(4)
Amortization of intangibles	(4)	(4)	(4)
Total operating income – As restated	74	225	179
Interest expense, net	(72)	(87)	(116)
Debt extinguishment costs	(39)	(55)	–
Income (loss) from continuing operations before income taxes – As restated	$(37)	$83	$63

A discussion of each business segment’s sales and operating segment income is presented on the following pages. The change in volumes for each business segment excludes the impact of acquisitions and dispositions and the impact of the 53rd week in 2010.

General corporate expenses, which are not allocated to the individual business segments, were $272 million in 2012, an increase of $113 million over the prior year due to an increase in charges related to restructuring actions and costs incurred in conjunction with the spin-off partially offset by a reduction in information technology costs, the impact of headcount reductions and a reduction in stranded overhead costs associated with divested businesses.

General corporate expenses were $159 million in 2011, a decrease of $52 million over the prior year. The decrease versus the prior year was due primarily to a reduction in information technology costs, the impact of headcount reductions, lower employee benefit costs, lower franchise taxes and a gain on the disposition of the corporate jet.

The company uses derivative financial instruments to manage its exposure to commodity prices. A commodity derivative not declared a hedge in accordance with the accounting rules is accounted for under mark-to-market accounting with changes in fair value recorded in the Consolidated Statements of Income. The company excludes these unrealized mark-to-market gains and losses from the operating segment results until such time that the exposure being hedged affects the earnings of the business segment. At that time, the cumulative gain or loss previously reported as mark-to-market derivative gains/(losses) for the derivative instrument will be reclassified into the business segment’s results.

The unrealized mark-to-market gain/loss incurred on commodity derivative contracts was a loss of $1 million in 2012 as compared to a gain of $2 million in 2011 and a loss of $4 million in 2010. The unrealized mark-to-market gains and losses are primarily related to commodity derivative contracts associated with energy contracts.

The amortization of intangibles in the table relates to acquired trademarks and customer relationships. It does not include software amortization, a portion of which is recognized in the earnings of the segments and a portion is recognized as part of general corporate expenses.

26/27      The Hillshire Brands Company

Retail

In millions	2012	2011	Dollar Change	Percent Change	2011	2010	Dollar Change	Percent Change
Net sales	$2,884	$2,760	$124	4.5%	$2,760	$2,708	$ 52	1.9%
Less: Increase/(decrease) in net sales from
Impact of 53rd week	–	–	–		–	50	(50)
Adjusted net sales	$2,884	$2,760	$124	4.5%	$2,760	$2,658	$102	3.9%

Operating segment income	$ 274	$ 303	$(29)	(9.8)%	$ 303	$ 343	$(40)	(11.8)%
Less: Increase/(decrease) in operating segment income from
Restructuring and other charges	(14)	(11)	(3)		(11)	(4)	(7)
Pension curtailment/withdrawal/other	(5)	–	(5)		–	7	(7)
Accelerated depreciation	(20)	–	(20)		–	–	–
Impact of 53rd week	–	–	–		–	5	(5)
Adjusted operating segment income	$ 313	$ 314	$ (1)	(0.6)%	$314	$ 335	$ (21)	(6.1)%
Gross margin %	29.3%	31.1%		(1.8)%	31.1%	33.9%		(2.8)%

2012 versus 2011 Net sales and adjusted net sales increased by $124 million or 4.5% due to an acquisition made in May 2011, pricing actions and an improved sales mix, which offset the negative impact of lower volumes, discounts to move aged inventory and higher slotting costs. The acquisition increased net sales by 3.8 percentage points, while the pricing actions, which were taken to offset higher commodity costs, increased net sales by 4.6 percentage points. Unit volumes declined 3.8%, excluding the impact of acquisitions, due to lower volumes for frozen bakery products, hot dogs, breakfast sandwiches, deli meats, lunchmeats and smoked sausages which more than offset volume increases for breakfast sausages.

Operating segment income decreased $29 million, or 9.8%, which includes the impact of restructuring and spin-off related charges. Adjusted operating segment income decreased $1 million, or 0.6%. The decrease in adjusted operating segment income was the result of the impact of lower volumes, discounts to move aged inventory, higher slotting expenses and higher MAP and distribution costs which were only partially offset by the favorable income impact of an acquisition made in May 2011, lower SG&A costs, positive pricing to commodities, and savings from continuous improvement programs.

2011 versus 2010 Net sales increased by $52 million, or 1.9%, while adjusted net sales increased 3.9% after adjusting for the impact of the additional 53rd week in the prior year. Sales increased as a result of pricing actions and an improved sales mix, which offset lower unit volumes. Unit volumes decreased 4.4% as a result of declines for frozen bakery products, hot dogs and smoked sausage partially offset by higher volumes for breakfast sandwiches and lunchmeats. Unit volumes were negatively impacted by pricing actions and the rationalization of low-margin promotional programs. Pricing actions, net of trade promotions, increased net sales by 5.7%. The improved sales mix was driven in part by the sale of innovative new products in the breakfast and lunchmeat categories.

Operating segment income decreased by $40 million, or 11.8%, while adjusted operating segment income decreased by $21 million, or 6.1%. The decrease in operating segment income was due to a significant increase in commodity costs net of pricing actions, higher costs related to the implementation of new information systems, start up costs associated with the new Kansas City meat plant and lower unit volumes, partially offset by an improved sales mix, savings from continuous improvement programs and lower MAP and other SG&A expenses.

FINANCIAL REVIEW

FoodService/Other

In millions	2012	2011	Dollar Change	Percent Change	2011	2010	Dollar Change	Percent Change
Net sales	$1,080	$1,136	$(56)	(4.9)%	$1,136	$1,145	$ (9)	(0.8)%
Less: Increase/(decrease) in net sales from
Dispositions	55	135	(80)		135	195	(60)
Impact of 53rd week	–	–	–		–	21	(21)
Adjusted net sales	$1,025	$1,001	$ 24	2.4%	$1,001	$929	$ 72	7.7%

Operating segment income (loss)	$79	$85	$ (6)	(6.4)%	$85	$50	$ 35	71.1%
Less: Increase/(decrease) in operating segment income (loss) from
Restructuring and other charges	$(4)	$(3)	$ (1)		$(3)	$(6)	$ 3
Accelerated depreciation	(4)	(2)	(2)		(2)	(6)	4
Impairment charge	–	(15)	15		(15)	(15)	–
Pension plan curtailment gain	–	–	–		–	2	(2)
Disposition	8	3	5		3	1	2
Impact of 53rd week	–	–	–		–	1	(1)
Adjusted operating segment income	$79	$102	$(23)	(22.4)%	$102	$73	$ 29	39.1%
Gross margin %	23.7%	26.5%		(2.8)%	26.5%	24.8%		1.7%

2012 versus 2011 Net sales decreased by $56 million, or 4.9%, while adjusted net sales increased by $24 million, or 2.4%. The impact of price increases in response to higher commodity costs and an increase in sales of commodity products offset lower foodservice bakery volumes. The pricing actions increased sales by 3.2%. Overall, net unit volumes declined 0.1% as lower bakery volumes, due to demand softness caused by the continued weak economic conditions and the impact of production disruptions resulting from manufacturing plant upgrades at the company’s Tarboro, NC facility, were only partially offset by higher volumes for meat products.

Operating segment income decreased by $6 million, or 6.4%. Adjusted operating segment income decreased by $23 million, or 22.4%, as the unfavorable impact of higher commodity costs, net of pricing actions, the impact of lower volumes for non-commodity products, the manufacturing plant disruptions noted above, which reduced operating segment income by approximately $9 million, higher trade spending and discounts for aged inventory were only partially offset by continuous improvement savings and lower SG&A costs.

2011 versus 2010 Net sales decreased by $9 million, or 0.8%, while adjusted net sales, which excludes the impact of the additional 53rd week in the prior year and the impact of businesses that have been exited or disposed of since the beginning of 2010, increased by $72 million, or 7.7%. The increase in adjusted net sales was due to the impact of price increases in response to an increase in commodity costs and higher volumes. The pricing actions increased sales by 5.5%. Overall, net unit volumes increased by 2.1% as demand softness in bakery, resulting from the continued weak economic conditions, was offset by higher meat volumes, driven in part by growth in breakfast sausage.

Operating segment income increased by $35 million, or 71.1%. Adjusted operating segment income increased by $29 million, or 39.1%, as the negative impact of higher commodity costs were effectively offset by pricing actions, continuous improvement savings and the increase in volumes.

28/29      The Hillshire Brands Company

Australian Bakery

In millions	2012	2011	Dollar Change	Percent Change	2011	2010	Dollar Change	Percent Change
Net sales	$136	$135	$ 1	0.8%	$135	$135	$ –	(0.3)%
Less: increase/(decrease) in net sales from
Impact of 53rd week	–	–	–		–	2	(2)
Adjusted net sales	$136	$135	$ 1	0.8%	$135	$133	$ 2	1.5%

Operating segment income (loss)	$(2)	$(2)	$ –	18.6%	$(2)	$5	$(7)	NM
Less: Increase/(decrease) in operating segment income (loss) from
Restructuring and other charges	(3)	–	(3)		–	–	–
Pension curtailment/withdrawal/other	(3)	–	(3)		–	–	–
Impact of 53rd week	–	–	–		–	–	–
Adjusted operating segment income (loss)	$4	$(2)	$ 6	NM	$(2)	$5	$(7)	NM
Gross margin %	23.9%	24.9%		(1.0)%	24.9%	25.8%		(0.9)%

2012 versus 2011 Net sales and adjusted net sales increased by $1 million, or 0.8%, which includes a $5 million increase related to the impact of changes in foreign currency exchange rates. The remaining $4 million decrease in net sales was the result of lower unit volumes which offset the positive impact of price increases, which increased net sales by 2.9%. Net unit volumes decreased 6.7%.

Operating segment income was unchanged versus the prior year while adjusted operating segment income increased by $6 million. The net change in foreign currency exchange rates increased operating segment income by less than $1 million. Adjusted operating segment income increased as a result of pricing actions, a favorable change in sales mix and lower SG&A costs which offset the negative impact of lower volumes and higher commodity costs.

2011 versus 2010 Net sales were virtually unchanged versus the prior year, down 0.3%. The impact of the 53rd week decreased net sales by $2 million. Adjusted net sales increased by $2 million, or 1.5% as a result of the impact of changes in foreign currency exchange rates which increased net sales by $15 million and pricing actions, that increased sales by 1.9%. These sales increases were partially off-set by a negative shift in sales mix and the impact of lower volumes that declined by 2.9%.

Operating segment income and adjusted operating segment income decreased by $7 million to a loss of $2 million due to the negative impact of lower volumes, higher SG&A costs, higher commodity costs and an unfavorable shift in sales mix partially offset by pricing actions.

FINANCIAL REVIEW

Financial Condition

The company’s cash flow statements include amounts related to discontinued operations through the date of disposal. The discontinued operations had a significant impact on the cash flows from operating, investing and financing activities in each fiscal year.

Cash from (used in) Operating Activities The cash from (used in) operating activities generated by continuing and discontinued operations is summarized in the following table:

	2012	2011	2010
Cash from (used in) operating activities
Continuing operations	$137	$145	$ 16
Discontinued operations	112	302	936
Total	$249	$447	$952

2012 versus 2011 The decrease in cash from operating activities of $198 million in 2012 was due to the completion of business dispositions prior to the end of the current fiscal year and a $335 million increase in cash paid for restructuring actions as well as an $89 million increase in pension contributions. These uses of cash were partially offset by improved operating results on an adjusted basis, better working capital management and a reduction in cash taxes paid.

2011 versus 2010 The decrease in cash from operating activities of $505 million in 2011 was due primarily to a decline in the cash generated by discontinued operations resulting from the completion of the business dispositions as well as the impact of increased working capital usage with respect to inventories and an increase in cash paid for restructuring actions, which were partially offset by a decrease in cash payments for taxes, lower pension contributions as well as improved operating results.

Cash from (used in) Investing Activities The cash from (used in) investing activities generated by continuing and discontinued operations is summarized in the following table:

	2012	2011	2010
Cash from (used in) investment activities
Continuing operations	$(157)	$(167)	$(169)
Discontinued operations	(364)	2,296	117
Total	$(521)	$2,129	$(52)

2012 versus 2011 In 2012, $521 million of cash was used in investing activities while in 2011, $2.129 billion of cash was received from investing activities. The decrease in cash generated by investing activities was due to $2.061 billion of cash transferred as part of the spin-off of the international coffee and tea business; a $475 million decline in the cash received from business dispositions, including the deposit received in 2011; and an increase in cash paid for software and other intangibles, which is primarily related to the $153 million (€115 million) paid to acquire the remaining ownership interest in the Senseo coffee trademark. In addition, $31 million of cash was received from derivative transactions in 2012, which related primarily to hedges of foreign currency exposures, as compared to $81 million in 2011.

The company received $2.033 billion on the disposition of businesses in 2012 related primarily to the disposition of its North American fresh bakery, refrigerated dough and foodservice beverage businesses and its international bakery businesses. In 2011, the company received $2.3 billion related to the disposition of the majority of the international household and body care business and also received a $203 million deposit related to the disposition of its insecticides business that closed in the first half of 2012.

The company expended $30 million in 2012 for the acquisition of several coffee companies which were transferred as part of the spin-off of the international coffee and tea business. During 2011, the company expended $119 million of cash for the acquisition of two businesses, Aidells, a retail sausage business and Damasco, a Brazilian coffee company.

The company spent $314 million for the purchase of property and equipment in 2012 as compared to $337 million in 2011. The slightly higher level of spending in 2011 was due to the higher expenditures related to the expansion of meat production capacity in North America. The company expects capital expenditures for property and equipment related to continuing operations to be approximately $150 million in 2013 as compared to $159 million in 2012. The year-over-year decline is due to various planned capacity expansion, plant upgrades and other investments being completed in 2012.

2011 versus 2010 In 2011, the cash from investing activities increased by $2.2 billion over the prior year due to a $2.3 billion increase in cash proceeds received from the disposition of businesses and a $107 million increase in cash received from derivative transactions.

The company received $2.3 billion in 2011 primarily related to the disposition of the majority of the household and body care businesses while it received $204 million in 2010, primarily related to the sale of its insecticide business in India. In 2011, the company also received a $203 million deposit related to the disposition of its insecticides business.

30/31      The Hillshire Brands Company

The company expended $119 million of cash for the acquisition of two businesses during 2011, Aidells, a retail sausage business and Damasco, a Brazilian coffee company.

In 2011, $81 million of cash was received from derivative transactions, as compared to cash used of $26 million in 2010, which related primarily to hedges of foreign currency exposures.

The company spent $355 million for the purchase of property, equipment, computer software and intangibles in 2011 as compared to $385 million in 2010. The slightly higher level of spending in 2010 was to expand meat production capacity in the North American retail business and to implement new software to improve North American operations.

Cash from investing activities was negatively impacted by the cessation of contingent sale proceeds as the $133 million received in 2010 represented the final payment that was to be received.

Cash from (used in) Financing Activities The net cash from (used in) financing activities is split between continuing and discontinued operations as follows:

	2012	2011	2010
Cash from (used in) financing activities
Continuing operations	$178	$51	$55
Discontinued operations	(1,524)	(1,802)	(856)
Total	$(1,346)	$(1,751)	$(801)

The cash used in the financing activities of the discontinued operations primarily represents the net transfers of cash with the corporate office as most of the cash of these businesses has been retained as a corporate asset, with the exception of the cash related to the international coffee and tea business, which was transferred as part of the spin-off.

2012 versus 2011 The cash used in financing activities in 2012 decreased by $405 million over the prior year due to a $1.3 billion reduction in cash paid to repurchase shares of its common stock partially offset by a $959 million increase in the net repayments of debt.

In 2011, the company repurchased 16.0 million shares of common stock for $1.3 billion. In 2010, the company expended $500 million to repurchase 7.3 million shares of its common stock under an accelerated share repurchase program. The number of shares repurchased has been adjusted to reflect the 1-for-5 reverse stock split in June 2012. There were no repurchases of common stock in 2012 and the company currently does not have plans for additional share repurchases.

In 2012, the company repaid $348 million of its 6.125% Notes due November 2032 and $122 million of its 4.10% Notes due 2020 as part of a tender offer. It also redeemed all of its 3.875% Notes due 2013, which had an aggregate principal amount of $500 million. The company also repaid $841 million of long-term debt and derivatives, which included the payment of $156 million related to derivatives associated with this debt, and $204 million of debt with maturities less than 90 days. The company utilized cash on hand and new borrowings to repay this debt. The company issued $851 million of new borrowings in 2012, which included a note purchase agreement with a group of institutional investors related to the private placement of $650 million aggregate principal amount of indebtedness. On June 28, 2012, the company transferred its obligation under the private placement debt as part of the spin-off.

During 2011, the company repaid its $1.1 billion 6.25% Note due in September 2011 and issued $400 million of 2.75% Notes due in September 2015 and $400 million of 4.1% Notes due in September 2020. The remaining portion of the debt repayment was funded through short term borrowings and cash on hand.

In 2012, the company recognized a $15 million tax benefit related to stock compensation that occurs when compensation cost from non-qualified share-based compensation recognized for tax purposes exceeds compensation cost from equity-based compensation recognized in the financial statements. This tax benefit increased net cash provided by financing activities.

Dividends paid during 2012 were $271 million as compared to $285 million in 2011. The reduction in dividends is due in part to the impact of the share repurchases.

2011 versus 2010 The cash used in financing activities in 2011 increased by $950 million over the prior year due primarily to a $813 million increase in cash used to repurchase shares of the company’s common stock and a $199 million increase in the net repayment of both long-term and short-term debt.

In 2011, the company repurchased 16.0 million shares of common stock for $1.3 billion. In 2010, the company expended $500 million to repurchase 7.3 million shares of its common stock under an accelerated share repurchase program. As noted previously, the number of shares repurchased has been adjusted to reflect the 1-for-5 reverse stock split in June 2012.

In 2011, the company had net repayments of other debt and financings less than 90 days of $205 million, which was $199 million higher than the prior year. The company utilized a combination of cash on hand, short-term borrowings and new borrowings of long-term debt to repay maturing long-term debt. During 2011, the company repaid its $1.1 billion 6.25% Note due in September 2011 and issued $400 million of 2.75% Notes due in September 2015 and $400 million of 4.1% Notes due in September 2020. The remaining portion of the debt repayment was funded through short term borrowings and cash on hand.

Dividends paid during 2011 were $285 million as compared to $308 million in 2010. The reduction in dividends is due in part to the impact of the share repurchases.

FINANCIAL REVIEW

Liquidity

Spin-off/Dividends On June 28, 2012, the company completed the spin-off of its international coffee and tea business into a new independent public company named D.E MASTER BLENDERS 1753 N.V. As previously announced, the company spun-off all the shares of its U.S. subsidiary that held the coffee and tea business. Immediately after the spin-off, the subsidiary that was spun off paid a $3.00 per share special dividend, which totaled $1.8 billion, to Sara Lee shareholders who received shares of the spun-off business.

Cash and Equivalents, Short-Term Investments and Cash Flow At the end of 2012, the company’s cash and cash equivalents balance was $235 million, which was invested in interest-bearing bank deposits that are redeemable on demand by the company. A significant portion of this cash is expected to be used to fund cash commitments of approximately $190-$210 million over the next several years primarily related to severance, lease and contractual payments, costs incurred in conjunction with the spin-off and the settlement of a derivative instrument. The majority of these commitments are expected to be paid in 2013. At the end of 2012, the company had recognized a liability for the restructuring actions of approximately $80 million. These amounts will be paid when the obligations become due, and the company expects a significant portion of these amounts will be paid in 2013. The anticipated cash payments for the amounts associated with previously recognized restructuring activities will have a significant negative impact on cash from operating activities in 2013.

There was no commercial paper or other notes payable balance outstanding as of June 30, 2012. The notes payable balance at July 2, 2011 of $198 million was repaid during 2012 using cash on hand and additional borrowings.

Dividend On August 8, 2012, the Hillshire Brands’ Board of Directors approved the payment of its first regular quarterly dividend after the spin-off of the international coffee and tea business. The quarterly dividend amount is $0.125 per share, which is $0.50 on an annualized basis. The per share dividend amount reflects the impact of a 1-for-5 reverse stock split in June 2012. Future dividends will be determined by the company’s Board of Directors and are not guaranteed.

Business Dispositions During 2012 and 2011, the company completed the disposition of a significant number of businesses.

Business Dispositions in 2012 In September 2011, the company closed on the sale of its North American refrigerated dough business to Ralcorp for $545 million. In November 2011, the company closed on the sale of its North American fresh bakery business to Grupo Bimbo for $709 million, which included the assumption of $34 million of debt. In December 2011, the company closed on the sale of its North American food service beverage operations to J. M. Smucker for $350 million. In August 2011, the company also made the decision to divest its Spanish bakery business to Grupo Bimbo for €115 million and closed on this sale in the second quarter of 2012. The company also divested its French refrigerated dough business for €115 million and closed on this deal in the third quarter of 2012. The company closed on the divestiture of certain of the international household and body care businesses during 2012 and received proceeds of approximately $117 million.

Business Dispositions in 2011 The company closed on the divestiture of the majority of its air care business and the global body care and European detergents business for approximately $2 billion in the first half of 2011. The company also closed on the sale of its Australia/ New Zealand bleach business for €37.9 million in February 2011 and closed on the sale of the majority of its global shoe care business for $276 million in April 2011.

Share Repurchases The company repurchased 16.0 million shares of common stock at a cost of $1.3 billion in 2011. The company also bought back approximately 7.3 million shares of common stock through an accelerated share repurchase (ASR) program begun in March 2010 and completed in the first quarter of 2011 at a total cost of $513 million, of which $500 million was paid in 2010 and an additional $13 million was paid in the first quarter of 2011 as a final settlement. The share amounts reflect the impact of the 1-for-5 reverse stock split in June 2012.

As of June 30, 2012, after adjusting for the 1-for-5 reverse stock split in June 2012, approximately $1.2 billion remains authorized for share repurchase by the board of directors, in addition to the 2.7 million share authorization remaining under the prior share repurchase program. However, the company currently does not have plans to make any additional share repurchases.

Debt The total debt outstanding at June 30, 2012 is $944 million. In anticipation of the spin-off of the international coffee and tea business, the company recapitalized a portion of its debt during 2012. The company completed a cash tender offer for $348.4 million of the 6.125% Notes due November 2032 and $122 million of the 4.10% Notes due 2020. The company also redeemed all of its 3.875% Notes due 2013, which had an aggregate principal amount outstanding of $500 million. A charge of $39 million was recognized related to the early extinguishment of this debt.

32/33      The Hillshire Brands Company

The company also entered into a note purchase agreement with a group of institutional investors related to the private placement of $650 million aggregate principal amount of indebtedness. On June 28, 2012, the company transferred its obligation under these notes as part of the spin-off of the international coffee and tea business.

In 2011, the company redeemed all of its 6.25% Notes due September 2011, of which $1.11 billion aggregate principal amount was outstanding. The company issued $400 million 2.75% Notes due in September 2015 and $400 million 4.1% Notes due September 2020, the proceeds of which were used to fund a portion of the redemption of the 6.25% Notes.

The total long-term debt of $944 billion is due to be repaid as follows: $5 million in 2013, $18 million in 2014, $82 million in 2015, $400 million in 2016, nil in 2017 and $439 million thereafter. The debt obligations are expected to be satisfied with cash on hand, cash from operating activities or with additional borrowings.

From time to time, the company opportunistically may repurchase or retire its outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, the company’s liquidity requirements, contractual restrictions and other factors. The amounts involved could be material.

Including the impact of swaps, which are effective hedges and convert the economic characteristics of the debt, the company’s long-term debt and notes payable is virtually 100% fixed-rate debt as of June 30, 2012, as compared with 82.5% as of July 2, 2011.

Pension Plans As shown in Note 16 – Defined Benefit Pension Plans, the funded status of the company’s defined benefit pension plans is defined as the amount the projected benefit obligation exceeds the plan assets. The funded status of the plans for total continuing operations is an underfunded position of $165 million at the end of fiscal 2012 as compared to an underfunded position of $118 million at the end of fiscal 2011.

The company expects to contribute approximately $4 million of cash to its pension plans in 2013 as compared to approximately $9 million in 2012 and $6 million in 2011. The contribution amounts are for pension plans of continuing operations and pension plans where the company has agreed to retain the pension liability after certain business dispositions were completed. The exact amount of cash contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements. As a result, the actual funding in 2013 may be materially different from the estimate.

The company had participated in a number of multi-employer pension plans that provided retirement benefits to certain employees covered by collective bargaining agreements (MEPP). It currently only participates in one MEPP. Participating employers in a MEPP are jointly responsible for any plan underfunding. MEPP contributions are established by the applicable collective bargaining agreements; however, the MEPPs may impose increased contribution rates and surcharges based on the funded status of the plan and the provisions of the Pension Protection Act, which requires substantially underfunded MEPPs to implement rehabilitation plans to improve funded status. Factors that could impact funded status of a MEPP include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions.

In addition to regular contributions, the company could be obligated to pay additional contributions (known as a complete or partial withdrawal liability) if a MEPP has unfunded vested benefits. These withdrawal liabilities, which would be triggered if the company ceases to make contributions to a MEPP with respect to one or more collective bargaining units, would equal the company’s proportionate share of the unfunded vested benefits based on the year in which liability is triggered. The company believes that the MEPP in which it participates has significant unfunded vested benefits. Withdrawal liability triggers could include the company’s decision to close a plant or the dissolution of a collective bargaining unit. Due to uncertainty regarding future withdrawal liability triggers, we are unable to determine the amount and timing of the company’s future withdrawal liability, if any, or whether the company’s participation in this MEPP could have any material adverse impact on its financial condition, results of operations or liquidity. Disagreements over potential withdrawal liability may lead to legal disputes.

The company’s regular scheduled contributions to MEPPs related to continuing operations totaled approximately $2 million in 2012, $3 million in 2011 and $4 million in 2010. For continuing operations, the company incurred withdrawal liabilities of an immaterial amount in 2012, 2011 and 2010.

Repatriation of Foreign Earnings and Income Taxes The company intends to permanently reinvest all of its earnings from continuing operations outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. In 2012, the discontinued operations of the international coffee and tea business recognized $15.5 million of expense for repatriating a portion of 2012 and prior year foreign earnings to the U.S. In addition, the company has recognized $25 million of tax expense in 2012 related to the repatriation of the gain on the sale of the insecticides business.

FINANCIAL REVIEW

In the third quarter of 2010, the company established a deferred tax liability in anticipation of the repatriation of foreign earnings required to satisfy commitments to shareholders. This deferred liability was subsequently updated each quarter as proceeds of non-US divestments and other cash movements were realized. As a consequence of the spin-off of the international coffee and tea business, the repatriation of unremitted earnings was no longer required. As such, the company released approximately $623 million of deferred tax liabilities on its balance sheet with a corresponding reduction in the tax expense of the discontinued international coffee and tea business.

Credit Facilities and Ratings The company has a $750 million credit facility that expires in May 2017. It replaced a $1.2 billion credit facility that was scheduled to mature on the earlier of June 4, 2013 or the date on which the spin-off of the international beverage business was completed. The $750 million credit facility has an annual fee of 0.15% as of June 30, 2012 and pricing under this facility is based on the company’s current credit rating. At June 30, 2012, the company did not have any borrowings outstanding under this facility but it did have approximately $57 million of letters of credit outstanding under this credit facility. The facility does not mature or terminate upon a credit rating downgrade.

The company’s debt agreements and credit facility contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the company is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended June 30, 2012, the company’s interest coverage ratio was 8.0 to 1.0.

The financial covenants also include a requirement to maintain a leverage ratio of not more than 3.50 to 1.00. The leverage ratio is based on the ratio of consolidated total indebtedness to an adjusted consolidated EBITDA. For the 12 months ended June 30, 2012, the leverage ratio was 2.3 to 1.0.

The company’s credit ratings by Standard & Poor’s, Moody’s Investors Service and FitchRatings, as of June 30, 2012 were as follows:

	Senior Unsecured Obligations	Short-term Borrowings	Outlook
Standard & Poor’s	BBB	A-2	Stable
Moody’s	Baa2	P-2	Stable
FitchRatings	BBB	F-2	Stable

In June 2012, Moody’s Investor Services lowered the company’s long-term rating to Baa2 with a stable outlook from Baa1 with a negative outlook. It also affirmed the company’s P-2 rating on short-term borrowings. Standard & Poor’s and FitchRatings reaffirmed their previous ratings on the company’s long-term and short-term borrowings.

Changes in the company’s credit ratings result in changes in the company’s borrowing costs. The company’s current short-term credit rating allows it to participate in a commercial paper market that has a number of potential investors and a historically high degree of liquidity. A downgrade of the company’s short-term credit rating would place the company in a commercial paper market that would contain significantly less market liquidity than it currently operates in with a rating of A-2, P-2, or F-2. This would reduce the amount of commercial paper the company could issue and raise its commercial paper borrowing cost and would require immediate payment or the posting of collateral on the derivative instruments in net liability positions in accordance with ISDA rules. See Note 15 –Financial Instruments for more information. To the extent that the company’s operating requirements were to exceed its ability to issue commercial paper following a downgrade of its short-term credit rating, the company has the ability to use available credit facilities to satisfy operating requirements, if necessary.

Off-Balance Sheet Arrangements The off-balance sheet arrangements that are reasonably likely to have a current or future effect on the company’s financial condition are lease transactions for facilities, warehouses, office space, vehicles and machinery and equipment.

Leases The company has numerous operating leases for manufacturing facilities, warehouses, office space, vehicles and machinery and equipment. Operating lease obligations are scheduled to be paid as follows: $23 million in 2013, $19 million in 2014, $13 million in 2015, $11 million in 2016, $10 million in 2017 and $82 million thereafter. The company is also contingently liable for certain long-term leases on property operated by others. These leased properties relate to certain businesses that have been sold. The company continues to be liable for the remaining terms of the leases on these properties in the event that the owners of the businesses are unable to satisfy the lease liability. The minimum annual rentals under these leases are as follows: $9 million in 2013, $9 million in 2014, $8 million in 2015, $1 million in 2016 and nil thereafter.

34/35      The Hillshire Brands Company

Future Contractual Obligations and Commitments The company has no material unconditional purchase obligations as defined by the accounting principles associated with the Disclosure of Long-Term Purchase Obligations. The following table aggregates information on the company’s contractual obligations and commitments:

		Payments Due by Fiscal Year
In millions	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$ 944	$ 5	$ 18	$ 82	$400	$ –	$439
Interest on debt obligations[1]	355	45	44	33	24	21	188
Operating lease obligations	158	23	19	13	11	10	82
Purchase obligations[2]	1,738	661	436	269	162	161	49
Other long-term liabilities[3]	41	21	7	2	1	2	8
Subtotal	3,236	755	524	399	598	194	766
Contingent lease obligations[4]	27	9	9	8	1	–	–
Total[5]	$3,263	$764	$533	$407	$599	$194	$766
[1]

Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect at the end of 2012. See Note 12 – Debt Instruments for further details on the company’s long-term debt.

[2]

Purchase obligations include expenditures to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging, manufacturing arrangements, storage, distribution and union wage agreements); capital expenditures; marketing services; information technology services; and maintenance and other professional services where, as of the end of 2012, the company has agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and the approximate delivery date. Future cash expenditures will vary from the amounts shown in the table above. The company enters into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. Additionally, certain costs of the company are not included in the table since at the end of 2012 an obligation did not exist. An example of these includes situations where purchasing decisions for these future periods have not been made at the end of 2012. Ultimately, the company’s decisions and cash expenditures to purchase these various items will be based upon the company’s sales of products, which are driven by consumer demand. The company’s obligations for accounts payable and accrued liabilities recorded on the balance sheet are also excluded from the table.

[3]

Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, restructuring costs, deferred income, sales and other incentives. The company has employee benefit obligations consisting of pensions and other postretirement benefits, including medical; pension and postretirement obligations, including any contingent amounts that may be due related to multi-employer pension plans, have been excluded from the table. A discussion of the company’s pension and postretirement plans, including funding matters, is included in Notes 16 – Defined Benefit Pension Plans and 17 – Postretirement Healthcare and Life Insurance Plans. The company’s obligations for employee health and property and casualty losses are also excluded from the table. Finally, the amount does not include any reserves for income taxes because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes. See Note 18 – Income Taxes regarding income taxes for further details.

[4]

Contingent lease obligations represent leases on property operated by others that only become an obligation of the company in the event that the owners of the businesses are unable to satisfy the lease liability. A significant portion of these amounts relates to leases operated by Coach, Inc. At June 30, 2012, the company has not recognized a contingent lease liability on the Consolidated Balance Sheets.

[5]

Contractual commitments and obligations identified under the accounting rules associated with accounting for contingencies are reflected and disclosed on the Consolidated Balance Sheets and in the related notes. Amounts exclude any payments related to deferred tax balances including any tax related to future repatriation of foreign earnings. See Note 18 – Income Taxes regarding income taxes for further details.

Guarantees The company is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the company under which the company agrees to indemnify a third party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the company to challenge the other party’s claims. In addition, the company’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the company may have recourse against third parties for certain payments made by the company. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the company under these agreements have not had a material effect on the company’s business, financial condition or results of operations. The company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the company’s business, financial condition or results of operations.

In 2010, the company recognized a $26 million charge for a tax indemnification related to the company’s direct selling business that was divested in 2006.

The material guarantees for which the maximum potential amount of future payments can be determined, include the company’s contingent liability on leases on property operated by others that is described above, and the company’s guarantees of certain third-party debt. These debt guarantees require the company to make payments under specific debt arrangements in the event that the third parties default on their debt obligations. The maximum potential amount of future payments that the company could be required to make in the event that these third parties default on their debt obligations is approximately $15 million. At the present time, the company does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

FINANCIAL REVIEW

Risk Management

Challenges and Risks As a consumer products company, we face certain risks and challenges that impact our business and financial performance. The risks and challenges described below have impacted our performance and are likely to impact our future results as well.

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

Commodity prices directly impact our business because of their effect on the cost of raw materials used to make our products and the cost of inputs to manufacture, package and ship our products. Many of the commodities we use, including pork, beef, poultry, packaging, energy, cheese, fruit, seasoning blends, flour and sugar have experienced price volatility due to factors beyond our control. The company’s objective is to offset commodity price increases with pricing actions and to offset any operating cost increases with continuous improvement savings. During 2012, commodity costs, excluding mark-to-market derivative gains/losses, increased approximately $167 million over the prior year. This increase in commodity costs was only partially offset by approximately $162 million in pricing actions. The company expects commodity costs to decline modestly in 2013 but increase in 2014.

The company has targeted cost reduction opportunities of $100 million, achievable over the next three years, of which $40 million is expected to be realized in 2013. These cost reductions result from the downsizing of corporate resources and the reduction of overhead within the meat businesses. The company expects to recognize charges of approximately $65 million to $75 million in 2013 relating to the above cost savings initiatives and other actions.

Interest Rate, Foreign Exchange and Commodity Risks To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, the company enters into various hedging transactions that have been authorized pursuant to the company’s policies and procedures. The company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Interest Rates The company uses interest rate swaps to modify its exposure to interest rate movements, reduce borrowing costs and to lock in interest rates on anticipated debt issuances. Interest rate risk management is accomplished through the use of swaps to modify interest payments under these instruments. During 2012 and 2011, the company had market risk sensitive instruments related to interest rates, due to floating and fixed rate debt. The company’s net exposure to interest rate risk consisted of floating rate instruments that were benchmarked to U.S. short-term money market interest rates. During 2012, the company settled all interest rate swaps, as a result of the settlement of virtually all variable rate debt. As of the end of 2012, the company has no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on virtually 100% of the company’s long-term debt. Market risk for fixed-rate long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates, which would result in a maximum potential loss of approximately $9.3 million. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar maturities.

The company has interest rate risk associated with its pension and post-retirement benefit obligations. Changes in interest rates impact the liabilities associated with these benefit plans as well as the amount of income or expense recognized for these plans. Declines in the value of the plan assets could diminish the funded status of the pension plans and potentially increase the requirements to make cash contributions to these plans. See Note 16 – Defined Benefit Pension Plans and 17 – Postretirement Healthcare and Life Insurance Plans for additional information.

Foreign Exchange The company primarily used foreign currency forward and option contracts to hedge its exposure to adverse changes in foreign currency exchange rates. The company’s exposure to foreign currency exchange rates in 2011 existed primarily with the European euro, Australian dollar and Canadian dollar. Hedging was accomplished through the use of financial instruments as the gain or loss on the hedging instruments offset the gain or loss on an asset, a liability or a basis adjustment to a firm commitment. At the end of 2012, there is no significant foreign exchange rate risk as a result of the sale and/or spin-off of the majority of the company’s international operations in June 2012.

Commodities The company is a purchaser of certain commodities such as beef, pork, poultry, packaging, fruit, seasoning blends, wheat, corn, corn syrup, soybean and corn oils, butter, sugar, natural gas and diesel fuel. These commodities are subject to price fluctuations that may create price risk. The company enters into either physical forward contracts or derivative instruments to manage this price risk. The company has policies governing the hedging instruments that can be used. In circumstances where commodity derivative instruments are used, there is a high correlation between the commodity costs and the derivative instrument.

36/37      The Hillshire Brands Company

For commodity derivative instruments held, the company uses a sensitivity analysis technique to evaluate the effect that a 10% change in the underlying commodity price would have on the market value of the company’s commodity derivative instruments. The impact is not significant compared with the earnings and equity of the company.

In millions	2012	2011
Effect of a 10% change in market price
Grains & oilseeds	$7	$6
Energy	2	4
Other commodities	2	1

Risk Management Activities The company maintains risk management control systems to monitor the interest rate and commodity risks, and the company’s offsetting hedge positions. The risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations. Prior to 2012, the company presented analyses of market risk using a VaR methodology for the analysis of foreign currency and interest rate risks. During 2012, the company significantly reduced its foreign currency exposure and interest rate risk as a result of the disposition of the majority of its remaining international business and the repayment or spin-off of virtually all of its floating rate debt. As such, the company has begun using sensitivity analysis to assess foreign currency exchange rate and interest rate risk because it believes that this measure is a more useful presentation for management and the readers of its financial statements.

Sensitivity Analysis The sensitivity analysis is the measurement of the potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selective hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other market rates or prices over a selected time.

Value at Risk The value at risk estimations are intended to measure the maximum amount the company could lose from adverse market movements in interest rates, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The value at risk estimation utilizes historical interest rates from the past year to estimate the volatility and correlation of these rates in the future. The model uses the variance-covariance statistical modeling technique and includes all interest rate-sensitive debt and swaps, and their corresponding underlying exposures. The estimated value at risk amounts shown below represent the potential loss the company could incur from adverse changes in interest rates for a one-day period. The average value at risk amount represents the simple average of the quarterly amounts for the past year. These amounts are not significant compared with the equity, historical earnings trend or daily change in market capitalization of the company.

In millions	Amounts	Average	Time Interval	Confidence Level
Value at risk amounts
Interest rates
2012	$ 7	$18	1 day	95%
2011	15	23	1 day	95%
Foreign exchange
2012	$ 1	$ 1	1 day	95%
2011	8	8	1 day	95%

Interest rate value at risk decreased from 2011 due to a decrease in the overall amount of debt outstanding. Foreign exchange risk decreased from 2011 due to the disposition of a majority of the company’s international operations.

Non-Gaap Financial Measures

The following is an explanation of the non-GAAP financial measures presented in this annual report. Adjusted net sales excludes from net sales the impact of businesses that have been exited or divested for all periods presented and excludes the impact of an additional week in those fiscal years with 53 weeks versus 52 weeks. Adjusted operating segment income excludes from operating segment income the impact of significant items recognized by that portion of the business during the fiscal period and the results of businesses exited or divested for all periods presented. Results for businesses acquired are included from the date of acquisition onward. It also adjusts for the impact of an additional week in those fiscal years that include a 53rd week. Adjusted operating income excludes from operating income the impact of significant items recognized during the fiscal period and businesses exited or divested for all periods presented. It also adjusts for the impact of an additional week in those fiscal years that include a 53rd week. Results for businesses acquired are included from the date of acquisition onward. Adjusted EPS excludes from diluted EPS for continuing operations the impact of significant items and the 53rd week.

Significant Items Affecting Comparability The reported results for 2012, 2011 and 2010 reflect amounts recognized for restructuring actions and other significant amounts that impact comparability.

Significant items are income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized, are not indicative of the company’s core operating results and affect the comparability of underlying results from period to period. Significant items may include, but are not limited to: charges for exit activities; various restructuring programs; spin-off related costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations.

The impact of the above items on net income and diluted earnings per share is summarized on the following page.

FINANCIAL REVIEW

Impact of Significant Items on Income from Continuing Operations,

Net Income and Diluted Earnings Per Share

	Year ended June 30, 2012			Year ended July 2, 2011 As Restated			Year ended July 3, 2010 As Restated
In millions except per share data	Pretax Impact	Net Income	Diluted EPS Impact[1]	Pretax Impact	Net Income	Diluted EPS Impact[1]	Pretax Impact	Net Income	Diluted EPS Impact[1]
Significant items affecting comparability of income from continuing operations and net income
Continuing operations
Severance/retention charges	$ (31)	$ (20)	$(0.17)	$ (40)	$(25)	$(0.20)	$ (9)	$ (6)	$ (0.04)
Lease & contractual obligation exit costs	(55)	(35)	(0.29)	–	–	–	(9)	(5)	(0.04)
Consulting, advisory & other costs	(113)	(87)	(0.72)	(34)	(27)	(0.22)	(14)	(9)	(0.06)
Accelerated depreciation	(46)	(29)	(0.25)	(2)	(1)	(0.01)	(10)	(6)	(0.05)
Total restructuring actions	(245)	(171)	(1.42)	(76)	(53)	(0.43)	(42)	(26)	(0.19)
Other
Impairment charges	(14)	(9)	(0.07)	(15)	(9)	(0.08)	(15)	(10)	(0.07)
Litigation accrual	(11)	(7)	(0.06)	–	–	–	–	–	–
Gain on HBI tax settlement	15	15	0.12	–	–	–	–	–	–
Pension curtailment/withdrawal/other	(9)	(5)	(0.05)	–	–	–	17	11	0.08
Mexican tax indemnification charge	3	4	0.03	–	–	–	(26)	(26)	(0.19)
Debt extinguishment costs	(39)	(25)	(0.21)	(55)	(35)	(0.28)	–	–	–
Impact on income from continuing operations before income taxes	(300)	(198)	(1.65)	(146)	(97)	(0.79)	(66)	(51)	(0.37)
Significant tax matters
Tax audit settlements/reserve adjustments	–	1	0.01	–	4	0.03	–	103	0.75
Impact on income from continuing operations	(300)	(197)	(1.65)	(146)	(93)	(0.75)	(66)	52	0.38
Discontinued operations
Severance/retention charges	(73)	(55)	(0.46)	(136)	(97)	(0.77)	(49)	(35)	(0.26)
Consulting, advisory & other costs	(142)	(102)	(0.85)	(48)	(37)	(0.31)	(44)	(37)	(0.27)
Lease & contractual obligation exit costs	(108)	(79)	(0.66)	–	–	–	(2)	(1)	(0.01)
Accelerated depreciation	–	–	–	(3)	(2)	(0.02)	(2)	(2)	(0.01)
Impairment charges	(414)	(365)	(3.05)	(6)	(5)	(0.04)	(13)	(9)	(0.07)
Business disposition and exit activity	–	–	–	–	–	–	(30)	(23)	(0.16)
Pension curtailment/withdrawal	(3)	(2)	(0.01)	(1)	(1)	–	(26)	(18)	(0.13)
Thailand flood loss	(2)	(1)	(0.01)	–	–	–	–	–	–
Indirect tax reserve – Brazil	(1)	(1)	(0.01)	–	–	–	–	–	–
Antitrust (provision)/reversal	–	–	–	27	18	0.15	(28)	(28)	(0.20)
Licensing agreement termination charge	–	–	–	(39)	(27)	(0.21)	–	–	–
Gain on sale of discontinued operations	772	405	3.38	1,304	731	5.85	158	84	0.61
Tax basis difference	–	186	1.56	–	120	0.96	–	2	0.01
Belgium tax proceeding	–	–	–	–	–	–	–	(44)	(0.32)
UK net operating loss utilization	–	–	–	–	–	–	–	11	0.08
Capital loss carryforward benefit	–	–	–	–	–	–	–	22	0.16
Deferred tax adjustment on repatriation	–	–	–	–	–	–	–	20	0.15
Tax credit adjustment	–	–	–	–	–	–	–	25	0.18
Tax on unremitted earnings	–	471	3.94	–	(6)	(0.05)	–	(548)	(3.97)
Tax audit settlements/reserve adjustments	–	80	0.67	–	23	0.18	–	104	0.75
Valuation allowance adjustment	–	(66)	(0.55)	–	2	0.02	–	35	0.25
Impact on discontinued operations	29	471	3.94	1,098	719	5.76	(36)	(442)	(3.20)
Impact of using diluted versus basic shares	–	–	0.07	–	–	–	–	–	–
Impact on net income	$(271)	$274	$ 2.36	$ 952	$626	$ 5.01	$ (102)	$ (390)	$ (2.82)
Impact on income from continuing operations before income taxes Cost of sales	$ (31)			$ (2)			$ (2)
Selling, general and administrative expenses	(135)			(35)			(31)
Exit and business dispositions	(81)			(39)			(18)
Impairment charges	(14)			(15)			(15)
Impact on operating income	(261)			(91)			(66)
Debt extinguishment costs	(39)			(55)			–
Total	$(300)			$(146)			$ (66)
Diluted earnings per share – continuing operations
As reported			$(0.18)			$ 0.45			$ 0.92
Less: Impact of significant items			(1.65)			(0.75)			0.38
Impact of 53rd week			–			–			0.02
Adjusted earnings per share			$ 1.47			$ 1.20			$ 0.52
[1]	The earnings per share (EPS) impact of individual amounts in the table above are rounded to the nearest $0.01 and may not add to the total.

38/39      The Hillshire Brands Company

Critical Accounting Estimates

The company’s summary of significant accounting policies is discussed in Note 2 – Summary of Significant Accounting Policies. The application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the company, as well as the related footnote disclosures. The company bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the company’s results of operations for the period in which the actual amounts become known, and, if material, are disclosed in the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term reasonably possible refers to an occurrence that is more than remote but less than probable in the judgment of management.

Sales Recognition and Incentives Sales are recognized when title and risk of loss pass to the customer. Reserves for uncollectible accounts are based upon historical collection statistics, current customer information, and overall economic conditions. These estimates are reviewed each quarter and adjusted based upon actual experience. The reserves for uncollectible trade receivables are disclosed and trade receivables due from customers that the company considers highly leveraged are presented in Note 15 –Financial Instruments. The company has a significant number of individual accounts receivable and a number of factors outside of the company’s control that impact the collectibility of a receivable. It is reasonably likely that actual collection experience will vary from the assumptions and estimates made at the end of each accounting period.

The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the company offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions are used in estimating the most likely cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. The company has a significant number of trade incentive programs and a number of factors outside of the company’s control that impact the ultimate cost of these programs. It is reasonably likely that actual experience will vary from the assumptions and estimates made at the end of each accounting period.

Inventory Valuation Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans and spoilage rates are key factors used by the company in assessing the most likely net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is reasonably likely that market factors and other conditions underlying the valuation of inventory may change in the future.

Impairment of Property Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, the impact of significant customer losses, current period operating or cash flow losses, forecasted continuing losses, a current expectation that an asset group will be disposed of before the end of its useful life or spun-off. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 4 – Impairment Charges discloses the impairment charges recognized by the company and the factors which caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated prior to the closing date. Given the company’s ongoing efforts to improve operating efficiency, it is reasonably likely that future restructuring actions could result in decisions to dispose of other assets before the end of their useful life and it is reasonably likely that the impact of these decisions would result in impairment and other related costs including employee severance that in the aggregate would be significant.

FINANCIAL REVIEW

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the company are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the company is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of June 30, 2012, the net book value of trademarks and other identifiable intangible assets was $132 million, of which $88 million is being amortized. The anticipated amortization over the next five years is $48 million.

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

There are inherent assumptions and estimates used in developing future cash flows requiring management’s judgment in applying these assumptions and estimates to the analysis of intangible asset impairment including projecting revenues, interest rates, the cost of capital, royalty rates and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments. Note 4 – Impairment Charges sets out the impact of charges taken to recognize the impairment of intangible assets and the factors which led to changes in estimates and assumptions.

Goodwill Goodwill is not amortized but is subject to periodic assessments of impairment and is discussed further in Note 3 – Intangible Assets and Goodwill. Goodwill is assessed for impairment at least annually, in the fourth quarter, and as triggering events may arise. The recoverability of goodwill is first evaluated using qualitative factors to determine if recoverability needs to be further assessed using the two step process. Some of the factors considered were the overall financial performance of the business including current and expected cash flows, revenues and earnings; changes in macroeconomic or industry conditions; changes in cost factors such as raw materials and labor; and changes in management, strategy or customers. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value is less than the carrying amount, then the two step process of impairment testing is unnecessary.

The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components at least one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to determine anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. The fair value of reporting units is estimated based on a weighting of two models – a discounted cash flow model and a market multiple model. The discounted cash flow model uses management’s business plans and projections as the basis for expected future cash flows for the first three years and a residual growth rate thereafter. The market multiple approach employs market multiples of revenues or earnings for companies comparable to the company’s operating units. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit.

40/41      The Hillshire Brands Company

There are inherent assumptions and estimates used in developing future cash flows requiring management’s judgment in applying these assumptions and estimates to the analysis of goodwill impairment including projecting revenues and profits, interest rates, the cost of capital, tax rates, the company’s stock price, and the allocation of shared or corporate items. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments.

Self-Insurance Reserves The company purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The company is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Consulting actuaries make a significant number of estimates and assumptions in determining the cost to settle these claims and many of the factors used are outside the control of the company. Accordingly, it is reasonably likely that these assumptions and estimates may change and these changes may impact future financial results.

Income Taxes Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse.

The company’s effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the company operates. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the company transacts business. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our position may be challenged and possibly disallowed by various tax authorities. The company’s recorded estimates of liability related to income tax positions are based on management’s judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with tax authorities in consideration of applicable tax statutes and related interpretations and precedents. The reserves include penalties and interest on these reserves at the appropriate statutory interest rates and these charges are also included in the company’s effective tax rate. The ultimate liability incurred by the company may differ from its estimates based on a number of factors, including the application of relevant legal precedent, the company’s success in supporting its filing positions with tax authorities, and changes to, or further interpretations of, law.

The company’s tax returns are routinely audited by federal and state tax authorities. Reserves for uncertain tax positions represent a provision for the company’s best estimate of taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserves may require adjustment. Reserves are adjusted when (a) new information indicates a different estimated reserve is appropriate; (b) the company finalizes an examination with a tax authority, eliminating uncertainty regarding tax positions taken; or (c) a tax authority does not examine a tax year within a given statute of limitations, also eliminating the uncertainty with regard to tax positions for a specific tax period. The actual amounts settled with respect to these examinations were the result of discussions and settlement negotiations involving the interpretation of complex income tax laws in the context of our fact patterns. Any adjustment to a tax reserve impacts the company’s tax expense in the period in which the adjustment is made.

The company’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the tax characteristics of the company’s income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the company’s reserves related to uncertain tax positions, and changes in valuation allowances. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods:

•  Tax legislation in the jurisdictions in which the company does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the company’s tax assets and obligations will need to be measured and recognized in the financial statements.

FINANCIAL REVIEW

•  The company has ongoing U.S. and state tax audits for various tax periods. The U.S. federal tax years from 2009 onward remain subject to audit. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before 2005. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of examinations. The company regularly reviews its tax positions based on the individual facts, circumstances, and technical merits of each tax position. If the company determines it is more likely than not that it is entitled to the economic benefits associated with a tax position, it then considers the amounts and probabilities of the out-comes that could be realized upon ultimate settlement with a taxing authority, taking into consideration all available facts, circumstances, and information. The company believes that it has sufficient cash resources to fund the settlement of these audits.

As a result of audit resolutions, expirations of statutes of limitations, and changes in estimate on tax contingencies in 2012, 2011 and 2010, the company recognized a tax benefit of $1 million, expense of $3 million, and a benefit of $90 million, respectively. However, audit outcomes and the timing of audit settlements are subject to significant uncertainty. The company estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the company’s tax rate or net earnings trends. As of the end of 2012, the company believes that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $5 million to $30 million over the next 12 months.

•  Facts and circumstances may change that cause the company to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes. The company regularly reviews whether it will realize its deferred tax assets. Its review consists of determining whether sufficient taxable income of the appropriate character exists within the carryback and carryforward period available under respective tax statutes. The company considers all available evidence of recoverability when evaluating its deferred tax assets; however, the company’s most sensitive and critical factor in determining recoverability of deferred tax assets is the existence of historical and projected profitability in a particular jurisdiction. As a result, changes in actual and projected results of the company’s various legal entities can create variability, as well as changes in the level of the company’s gross deferred tax assets, which could result in increases or decreases in the company’s deferred tax asset valuation allowance.

The company cannot predict with reasonable certainty or likelihood future results considering the complexity and sensitivity of the assumptions above.

Note 18 – Income Taxes, sets out the factors which caused the company’s effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

Stock Compensation The company issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 9 –Stock-Based Compensation regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the company determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the company’s stock, each of which impacts the fair value of the stock options. The company believes that changes in the estimates and assumptions associated with prior non-performance based grants and stock option grants are not reasonably likely to have a material impact on future operating results. However, changes in estimates and assumptions related to previously issued performance based RSUs may have a material impact on future operating results.

Defined Benefit Pension Plans See Note 16 – Defined Benefit Pension Plans, for information regarding plan obligations, plan assets and the measurements of these amounts, as well as the net periodic benefit cost and the reasons for changes in this cost.

42/43      The Hillshire Brands Company

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

In determining the discount rate, the company utilizes a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Salary increase assumptions are based on historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the company assumes that the historical long-term compound growth rate of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

Net periodic benefit costs for the company’s defined benefit pension plans related to continuing operations were nil in 2012, $13 million in 2011 and $57 million in 2010, and the projected benefit obligation was $1.680 billion at the end of 2012 and $1.377 billion at the end of 2011. The company currently expects its net periodic benefit cost for 2013 to be approximately $5 million of income. The year-over-year change versus 2012 is primarily due to a reduction in interest expense resulting from a lower discount rate and an increase in expected return on assets due to higher plan assets at the end of 2012 due to actuarial gains partially offset by an increase in the amortization related to actuarial gains/losses as a result of actuarial losses during 2012 which increased the amount of unamortized actuarial losses to be amortized.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2012. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2012. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and that the effects of changes in assumptions are not necessarily linear.

			Increase/(Decrease) in
Assumption		Change	2013 Net Periodic Benefit Cost	2012 Projected Benefit Obligation
Discount rate	1%	increase	$ (1)	$(215)
	1%	decrease	7	246
Asset return	1%	increase	(15)	–
	1%	decrease	15	–

The company’s defined benefit pension plans had a net unamortized actuarial loss of $263 million in 2012 and $220 million in 2011. The unamortized actuarial loss is reported in the Accumulated other comprehensive loss line of the Consolidated Balance Sheet. The increase in the net actuarial loss in 2012 was primarily due to a decrease in the weighted average discount rate partially offset by actual asset performances in excess of the asset return assumptions.

As indicated above, changes in the bond yields, expected future returns on assets, and other assumptions can have a material impact upon the funded status and the net periodic benefit cost of defined benefit pension plans. It is reasonably likely that changes in these external factors will result in changes to the assumptions used by the company to measure plan obligations and net periodic benefit cost in future periods.

Issued but not yet Effective Accounting Standards

Following is a discussion of recently issued accounting standards that the company will be required to adopt in a future period.

Comprehensive Income The Financial Accounting Standards Board ( FASB ) amended the reporting standards for comprehensive income in June 2011 to eliminate the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. All non-owner changes in stockholders’ equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendment is retroactively effective for the company beginning in the first quarter of fiscal 2013. This standard will not have an impact on our consolidated results of operations, financial position or cash flows.

FINANCIAL REVIEW

Intangibles – Trademarks and Other Impairment Test In July 2012, the FASB amended its standards related to trademarks and other intangible impairment testing with the objective being to simplify the annual impairment process by allowing entities to use qualitative factors first before performing the traditional two-step impairment test. The two-step impairment test is now only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. The new standard would be effective for the company’s trademark and other intangible impairment test in 2014 but we are permitted to adopt early. However, the company has not yet determined if this standard will be adopted early. Because the measurement of a potential impairment has not changed, the standard will not have an impact on our consolidated results of operations, financial position or cash flows.

Offsetting Assets and Liabilities In December 2011, the FASB issued an amendment on disclosures about offsetting assets and liabilities. The amendment requires additional disclosures showing the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendment is retroactively effective for the company beginning in the first quarter of fiscal 2014. This standard will only impact the company’s disclosures in the Financial Instruments note to the financial statements and will not have an impact on our consolidated results of operations, financial position or cash flows.

Forward-Looking Information

This document contains forward-looking statements regarding Hillshire Brands’ business prospects and future financial results and metrics. In addition, from time to time, in oral statements and written reports, the company discusses its expectations regarding the company’s future performance by making forward-looking statements preceded by terms such as anticipates, intends, expects, likely or believes. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events and are inherently uncertain.

Investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements, and the company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause Hillshire Brands’ actual results to differ from such forward-looking statements are those described under Item 1A, Risk Factors, in Hillshire Brands’ most recent Annual Report on Form 10-K and other SEC Filings, as well as factors relating to:

•  Hillshire Brands’ spin-off of its international coffee and tea business in June 2012, including (i) Hillshire Brands’ ability to generate the anticipated benefits from the spin-off; (ii) the transition of leadership to a new senior management team and the departure of key personnel with historical knowledge; (iii) impact of the spin-off on Hillshire Brands’ relationships with its employees, major customers and vendors and on Hillshire Brands’ credit ratings and cost of funds; and (iv) potential tax liabilities and other indemnification obligations;

•  The consumer marketplace, such as (i) intense competition, including advertising, promotional and price competition; (ii) changes in consumer behavior due to economic conditions, such as a shift in consumer demand toward private label; (iii) fluctuations in raw material costs, Hillshire Brands’ ability to increase or maintain product prices in response to cost fluctuations and the impact on profitability; (iv) the impact of various food safety issues and regulations on sales and profitability of Hillshire Brands products; and (v) inherent risks in the marketplace associated with product innovations, including uncertainties about trade and consumer acceptance;

•  Hillshire Brands’ relationship with its customers, such as (i) a significant change in Hillshire Brands’ business with any of its major customers, such as Wal-Mart, its largest customer; and (ii) credit and other business risks associated with customers operating in a highly competitive retail environment;

•  Other business decisions, such as (i) Hillshire Brands’ ability to generate margin improvement through cost reduction and productivity improvement initiatives; (ii) Hillshire Brands’ credit ratings, the impact of Hillshire Brands’ capital plans on such credit ratings and the impact these ratings and changes in these ratings may have on Hillshire Brands’ cost to borrow funds and access to capital/debt markets; and (iii) the settlement of a number of ongoing reviews of Hillshire Brands’ income tax filing positions and inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which Hillshire Brands transacts business.

In addition, Hillshire Brands’ results may also be affected by general factors, such as economic conditions, political developments, interest and inflation rates, accounting standards, taxes and laws and regulations in markets where the company competes. Hillshire Brands undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

44/45      The Hillshire Brands Company

CONSOLIDATED STATEMENTS OF INCOME

			July 2, 2011	July 3, 2010
In millions except per share data	Years ended	June 30, 2012	As Restated	As Restated
Continuing Operations
Net sales		$4,094	$4,019	$3,972
Cost of sales		2,961	2,822	2,733
Selling, general and administrative expenses		964	918	1,027
Net charges for exit activities, asset and business dispositions		81	39	18
Impairment charges		14	15	15
Operating income		74	225	179
Interest expense		77	92	120
Interest income		(5)	(5)	(4)
Debt extinguishment costs		39	55	–
Income (loss) from continuing operations before income taxes		(37)	83	63
Income tax expense (benefit)		(15)	27	(64)
Income (loss) from continuing operations		(22)	56	127
Discontinued Operations
Income from discontinued operations net of tax expense (benefit) of $(603), $82 and $668		465	485	328
Gain on sale of discontinued operations, net of tax expense of $367, $573 and $74		405	731	84
Net income from discontinued operations		870	1,216	412
Net income		848	1,272	539
Less: Income from noncontrolling interests, net of tax
Discontinued operations		3	9	21
Net income attributable to Hillshire Brands		$ 845	$1,263	$ 518
Amounts attributable to Hillshire Brands
Net income (loss) from continuing operations		$ (22)	$56	$ 127
Net income from discontinued operations		867	1,207	391
Net income attributable to Hillshire Brands		$ 845	$1,263	$ 518
Earnings per share of common stock
Basic
Income (loss) from continuing operations		$ (0.18)	$ 0.45	$ 0.92
Net income		$ 7.13	$10.16	$ 3.77
Diluted
Income (loss) from continuing operations		$ (0.18)	$ 0.45	$ 0.92
Net income		$ 7.13	$10.11	$ 3.75

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

		July 2, 2011
In millions	June 30, 2012	As Restated
Assets
Cash and equivalents	$235	$ 74
Trade accounts receivable, less allowances of $11 in 2012 and $12 in 2011	248	295

Inventories
Finished goods	196	187
Work in process	17	16
Materials and supplies	75	84
	288	287

Current deferred income taxes	114	4
Income tax receivable	52	103
Other current assets	65	64
Assets held for disposal	–	3,658
Total current assets	1,002	4,485

Property
Land	25	26
Buildings and improvements	756	752
Machinery and equipment	1,137	1,196
Construction in progress	174	110
	2,092	2,084

Accumulated depreciation	1,245	1,226
Property, net	847	858
Trademarks and other identifiable intangibles, net	132	158
Goodwill	348	348
Deferred income taxes	36	56
Other noncurrent assets	80	92
Noncurrent assets held for disposal	5	3,485
	$2,450	$9,482

The accompanying Notes to Financial Statements are an integral part of these statements.

46/47      The Hillshire Brands Company

		July 2, 2011
In millions	June 30, 2012	As Restated
Liabilities and Equity
Notes payable	$ –	$ 198
Accounts payable	359	455
Accrued liabilities
Payroll and employee benefits	127	125
Advertising and promotion	116	90
Income taxes payable and current deferred taxes	–	452
Other accrued liabilities	226	398
Current maturities of long-term debt	5	1
Liabilities held for disposal	–	2,392
Total current liabilities	833	4,111
Long-term debt	939	1,910
Pension obligation	166	121
Other liabilities	277	317
Noncurrent liabilities held for disposal	–	1,130
Contingencies and commitments (Note 14)
Equity
Hillshire Brands common stockholders’ equity:
Common stock: (authorized 1,200,000,000 shares; $0.01 par value) Issued and outstanding – 120,644,345 shares in 2012 and 117,419,959 shares in 2011	1	6
Capital surplus	144	39
Retained earnings	295	2,161
Unearned stock of ESOP	(61)	(77)
Accumulated other comprehensive income (loss)	(144)	(265)
Total Hillshire Brands common stockholders’ equity	235	1,864
Noncontrolling interest	–	29
Total equity	235	1,893
	$2,450	$9,482

The accompanying Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Hillshire Brands Common Stockholders’ Equity
In millions	Total	Common Stock	Capital Surplus	Retained Earnings	Unearned Stock	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest
Balances at June 27, 2009 as reported	$2,070	$7	$17	$2,721	$(104)	$(605)	$34
Restatement adjustments	(65)	–	(6)	(60)	–	1	–
Balance at June 27, 2009 as Restated	2,005	7	11	2,661	(104)	(604)	34
Net income as restated	539	–	–	518	–	–	21
Translation adjustments, net of tax of $(71) as restated	(85)	–	–	–	–	(85)	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(4)	8	–	–	–	–	8	–
Pension/Postretirement activity, net of tax of $74	(235)	–	–	–	–	(235)	–
Other comprehensive income activity, net of tax of nil	2	–	–	–	–	2	–

Comprehensive income as restated	$229						$21

Dividends on common stock	(302)	–	–	(302)	–	–	–
Dividends paid on noncontrolling interest/Other	(2)	–	–	–	–	–	(2)
Disposition of noncontrolling interest	(25)	–	–	–	–	–	(25)
Stock issuances – restricted stock	27	–	27	–	–	–	–
Stock option and benefit plans	19	–	19	–	–	–	–
Share repurchases and retirement	(500)	–	(47)	(453)	–	–	–
ESOP tax benefit, redemptions and other	8	–	1	–	7	–	–
Balances at July 3, 2010 as Restated	1,459	7	11	2,424	(97)	(914)	28
Net income as restated	1,272	–	–	1,263	–	–	9
Translation adjustments, net of tax of $47 as restated	325	–	–	–	–	325	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of $(5)	7	–	–	–	–	7	–
Pension/Postretirement activity, net of tax of $(125)	317	–	–	–	–	317	–

Comprehensive income as restated	$1,921						$9

Dividends on common stock	(278)	–	–	(278)	–	–	–
Dividends paid on noncontrolling interest/Other	(5)	–	–	–	–	–	(5)
Disposition of noncontrolling interest	(3)	–	–	–	–	–	(3)
Stock issuances – restricted stock	34	–	25	9	–	–	–
Stock option and benefit plans	58	–	58	–	–	–	–
Share repurchases and retirement	(1,313)	(1)	(55)	(1,257)	–	–	–
ESOP tax benefit, redemptions and other	20	–	–	–	20	–	–
Balances at July 2, 2011 as Restated	1,893	6	39	2,161	(77)	(265)	29
Net income	848	–	–	845	–	–	3
Translation adjustments, net of tax of $(17)	(23)	–	–	–	–	(23)	–
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax of nil	2	–	–	–	–	2	–
Pension/Postretirement activity, net of tax of $26	(21)	–	–	–	–	(21)	–

Comprehensive income	$806						$3

Dividends on common stock	(138)	–	–	(138)	–	–	–
Dividends paid on noncontrolling interest/Other	(2)	–	–	–	–	–	(2)
Disposition of noncontrolling interest	(29)	–	–	–	–	–	(29)
Repurchase of noncontrolling interest	(10)	–	(9)	–	–	–	(1)
Spin-off of International Coffee and Tea business	(2,408)	–	(5)	(2,566)	–	163	–
Stock issuances – restricted stock	14	–	21	(7)	–	–	–
Stock option and benefit plans	94	–	94	–	–	–	–
Reverse stock split	–	(5)	5	–	–	–	–
ESOP tax benefit, redemptions and other	15	–	(1)	–	16	–	–
Balances at June 30 2012	$235	$1	$144	$295	$(61)	$(144)	$–

The accompanying Notes to Financial Statements are an integral part of these statements.

48/49      The Hillshire Brands Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	June 30, 2012	July 2, 2011 As Restated	July 3, 2010 As Restated
Operating Activities
Net income	$ 848	$1,272	$ 539
Less: Cash received from contingent sale proceeds	–	–	(133)
Adjustments to reconcile net income to net cash from operating activities
Depreciation	266	302	368
Amortization	46	84	93
Impairment charges	428	21	28
Net (gain) loss on business dispositions	(772)	(1,305)	(138)
Increase (decrease) in deferred income taxes	(400)	180	525
Pension contributions, net of income/expense	(226)	(80)	(211)
Refundable tax on Senseo payments	(43)	–	–
Debt extinguishment costs	39	55	–
Other	(70)	(19)	4
Change in current assets and liabilities, net of businesses acquired and sold
Trade accounts receivable	66	116	58
Inventories	34	(206)	57
Other current assets	(30)	(42)	(26)
Accounts payable	29	62	43
Accrued liabilities	94	(171)	19
Accrued taxes	(60)	178	(274)
Net cash from operating activities	249	447	952
Investment Activities
Purchases of property and equipment	(314)	(337)	(373)
Purchase of software and other intangibles	(188)	(18)	(12)
Acquisitions of businesses and investments	(30)	(119)	–
Dispositions of businesses and investments	2,033	2,305	204
Cash balance of International Coffee and Tea business at spin-off	(2,061)	–	–
Deposit on business disposition	–	203	–
Cash received from contingent sale proceeds	–	–	133
Cash received from (used in) derivative transactions	31	81	(26)
Sales of assets	8	14	22
Net cash from (used in) investment activities	(521)	2,129	(52)
Financing Activities
Issuances of common stock	84	52	13
Purchases of common stock	–	(1,313)	(500)
Borrowings of other debt	851	1,054	466
Repayments of other debt and derivatives	(1,811)	(1,431)	(492)
Net change in financing with less than 90–day maturities	(204)	172	20
Stock compensation income tax benefits	15	–	–
Purchase of non-controlling interest	(10)	–	–
Payments of dividends	(271)	(285)	(308)
Net cash used in financing activities	(1,346)	(1,751)	(801)
Effect of changes in foreign exchange rates on cash	(213)	286	(103)
Increase (decrease) in cash and equivalents	(1,831)	1,111	(4)
Add: Cash balance of discontinued operations at beginning of year	1,992	911	818
Less: Cash balance of discontinued operations at end of year	–	(1,992)	(911)
Cash and equivalents at beginning of year	74	44	141
Cash and equivalents at end of year	$ 235	$ 74	$ 44
Supplemental Cash Flow Data
Cash paid for restructuring charges	$ 512	$ 177	$ 135
Cash contributions to pension plans	$ 213	$ 124	$ 332
Cash paid for income taxes	$ 209	$ 325	$ 427

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Basis of Presentation

Nature of Operations On June 28, 2012, The Sara Lee Corporation successfully completed the spin-off of its international coffee and tea business into an independent company named D.E MASTER BLENDERS 1753 N.V. (spin-off). Immediately following the spin-off, Sara Lee Corporation changed its company name to The Hillshire Brands Company. The Hillshire Brands Company (corporation, company or Hillshire Brands) is a U.S.-based company that primarily focuses on meat and meat-centric food products. It consists of Sara Lee Corporation’s former North American retail and foodservice businesses as well as its Australian bakery operations. The company’s principal product lines are branded packaged meat products and frozen bakery products. Sales are made in both the retail channel, to supermarkets, warehouse clubs and national chains, and the foodservice channel.

The relative importance of each of the company’s business segments over the past three years, as measured by sales and operating segment income, is presented in Note 19 – Business Segment Information, of these financial statements.

Basis of Presentation The Consolidated Financial Statements include the accounts of the company and all subsidiaries where we have a controlling financial interest. The consolidated financial statements include the accounts of variable interest entities (VIEs) for which the company is deemed the primary beneficiary. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition, or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

The fiscal year ends on the Saturday closest to June 30. Fiscal 2012 and 2011 were 52-week years. Fiscal 2010 was a 53-week year. Unless otherwise stated, references to years relate to fiscal years.

Reverse Stock Split On June 28, 2012, the company executed a 1-for-5 reverse stock split. All references to the number of shares of common stock or earnings per share in this annual report have been adjusted for the impact of the reverse stock split.

Discontinued Operations As a result of the spin-off noted above, the historical results of the international coffee and tea business are included as part of discontinued operations in the company’s consolidated financial statements. The North American foodservice beverage and European bakery businesses are also being reported as discontinued operations beginning in 2012. The results of the North American fresh bakery, NorthAmerican refrigerated dough, the household and body care operations and the company’s Mexican meats business had previously been reported as discontinued operations in the company’s 2011 annual report. The results of operations of these businesses through the date of disposition are presented as discontinued operations in the Consolidated Statements of Income for all periods presented. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the Consolidated Balance Sheets.

Financial Statement Corrections Hillshire Brands has restated its previously issued financial statements for fiscal years 2010 and 2011, and the unaudited financial data for the first three quarters of fiscal 2011 and 2012 to recognize the correction of the following accounting errors.

On August 1, 2012, D.E MASTER BLENDERS 1753 N.V. announced that it had discovered accounting irregularities involving previously issued financial results for its Brazilian operations, which would require the restatement of their previously issued financial statements for the periods from fiscal 2009 to 2012. The financial results of the Brazilian operations are currently reported as part of discontinued operations in the Hillshire Brands financial statements as a result of the spin-off of the international coffee and tea operations. Hillshire Brands reflected the correction of the accounting irregularities by first restating the as reported historical financial results of the Brazilian operation and then recognizing the restated results as part of discontinued operations along with the other businesses that comprised the international coffee and tea business. As such, the adjustments to net sales noted in the following tables represent corrections associated with the accounting irregularities in Brazil and do not relate to any business currently included in continuing operations. The accounting irregularities identified in the Brazil operations included the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenues prior to shipments to customers, the understatement of accruals for various litigation issues, and the failure to write-off obsolete inventory and other inventory valuation issues. These accounting irregularities resulted from an ineffective control environment maintained by management in Brazil, including intentional overrides of internal controls, and extensive cross-functional collusion by company personnel and third parties in Brazil. These actions were designed to meet earnings targets.

As a result of these error corrections, income from discontinued operations was decreased by $18 million in 2011 and $2 million in 2010. The cumulative impact of the error corrections prior to fiscal 2010 reduced stockholders’ equity at June 27, 2009 by $40 million.

In addition to the error corrections noted above, Hillshire Brands has also corrected several errors related to continuing and discontinued operations and has restated the financial statements for 2010, 2011 and the financial data for the first three quarters of 2011 and 2012 for these items. These errors had been previously identified and corrected in fiscal years subsequent to their origination. The company originally recorded the error corrections in the periods in which they were discovered. Management continues to believe that these errors did not materially misstate the financial results of the periods in which the errors originated or the periods in which the errors were corrected but it has decided to record these adjustments in the periods in which they originated in conjunction with the financial statement corrections noted above. As a result of these error corrections, income from continuing operations was increased by $1 million in 2011 and increased by $3 million in 2010. Income from discontinued operations was decreased by $7 million in 2011 and increased by $11 million in 2010. The cumulative impact of the error corrections prior to fiscal 2010 reduced stockholders’ equity at June 27, 2009 by $25 million.

The impact of these error corrections are summarized in the following tables:

50/51      The Hillshire Brands Company

Consolidated Statement of Income Impact

	Year ended July 2, 2011				Year ended July 3, 2010
In millions	As Reported[1]	Adjustments	Discontinued Operations	As Restated	As Reported[1]	Adjustments	Discontinued Operations	As Restated
Continuing Operations
Net sales	$8,681	$(11)	$(4,651)	$4,019	$8,339	$ (3)	$(4,364)	$3,972
Cost of sales	5,868	(7)	(3,039)	2,822	5,356	1	(2,624)	2,733
Selling, general and administrative expenses	2,060	5	(1,147)	918	2,183	2	(1,158)	1,027
Net charges for exit activities, asset and business dispositions	105	–	(66)	39	84	(3)	(63)	18
Impairment charges	21	–	(6)	15	28	–	(13)	15
Contingent sale proceeds	–	–	–	–	(133)	–	133	–
Operating income	627	(9)	(393)	225	821	(3)	(639)	179
Interest expense	117	–	(25)	92	138	–	(18)	120
Interest income	(32)	–	27	(5)	(23)	–	19	(4)
Debt extinguishment costs	55	–	–	55	–	–	–	–
Income from continuing operations before tax	487	(9)	(395)	83	706	(3)	(640)	63
Income tax expense (benefit)	149	10	(132)	27	124	(4)	(184)	(64)
Income (loss) from continuing operations	338	(19)	(263)	56	582	1	(456)	127
Income from discontinued operations, net of tax	222	–	263	485	(139)	11	456	328
Gain on sale discontinued operations, net of tax	736	(5)	–	731	84	–	–	84
Net income from discontinued operations	958	(5)	263	1,216	(55)	11	456	412
Net income	1,296	(24)	–	1,272	527	12	–	539
Net income from non-controlling interest	9	–	–	9	21	–	–	21
Net income attributable to Hillshire Brands	$1,287	$ (24)	$ –	$1,263	$ 506	$ 12	$–	$518
Earnings per share – Basic
Income (loss) from continuing operations	$ 2.72	$(0.16)	$(2.11)	$ 0.45	$ 4.23	$0.01	$ (3.31)	$ 0.92
Net income	10.36	(0.20)	0.00	10.16	3.68	0.09	0.00	3.77
Earnings per share – Diluted
Income (loss) from continuing operations	$ 2.70	$(0.16)	$(2.10)	$ 0.45	$ 4.21	$0.01	$ (3.30)	$ 0.92
Net income	10.31	(0.20)	0.00	10.11	3.66	0.09	0.00	3.75
[1] Amounts as reported in the company’s financial statements as included in its Annual Report on Form 10-K for the year ended July 2, 2011.

	Quarter ended October 1, 2011				Quarter ended October 2, 2010
In millions Unaudited	As Reported[2]	Adjustments	Discontinued Operations	As Restated	As Reported[2]	Adjustments	Discontinued Operations	As Restated
Continuing Operations
Net sales	$1,943	$ 7	$(925)	$1,025	$1,727	$ 16	$(741)	$1,002
Cost of sales	1,327	8	(595)	740	1,157	10	(458)	709
Selling, general and administrative expenses	455	1	(229)	227	409	7	(181)	235
Net charges for exit activities, asset and business dispositions	32	–	(11)	21	4	–	(2)	2
Impairment charges	18	–	(8)	10	–	–	–	–
Operating income	111	(2)	(82)	27	157	(1)	(100)	56
Interest expense	30	–	(7)	23	34	–	(4)	30
Interest income	(9)	–	8	(1)	(5)	–	4	(1)
Debt extinguishment costs	–	–	–	–	30	–	–	30
Income (loss) from continuing operations before tax	90	(2)	(83)	5	98	(1)	(100)	(3)
Income tax expense (benefit)	124	1	(132)	(7)	37	(4)	(37)	(4)
Income (loss) from continuing operations	(34)	(3)	49	12	61	3	(63)	1
Income (loss) from discontinued operations, net of tax	(273)	–	(49)	(322)	44	–	63	107
Gain on sale discontinued operations, net of tax	92	–	–	92	89	–	–	89
Net income (loss) from discontinued operations	(181)	–	(49)	(230)	133	–	63	196
Net income (loss)	(215)	(3)	–	(218)	194	3	–	197
Net income from non-controlling interest	2	–	–	2	2	–	–	2
Net income (loss) attributable to Hillshire Brands	$ (217)	$ (3)	$ –	$ (220)	$ 192	$ 3	$ –	$ 195
Earnings per share – Basic
Income (loss) from continuing operations	$ (0.28)	$(0.02)	$ 0.40	$ 0.10	$ 0.47	$ 0.02	$(0.48)	$ 0.01
Net income (loss)	(1.84)	(0.02)	–	(1.86)	1.47	0.02	0.00	1.49
Earnings per share – Diluted
Income (loss) from continuing operations	$ (0.28)	$(0.02)	$ 0.40	$ 0.10	$ 0.46	$ 0.02	$(0.48)	$ 0.01
Net income (loss)	(1.84)	(0.02)	–	(1.85)	1.46	0.02	0.00	1.48
[2]	Amounts as reported in the company’s financial statements in its Quarterly Report on Form 10-Q for the quarter ended October 1, 2011.

NOTES TO FINANCIAL STATEMENTS

Consolidated Statement of Income Impact – Continued

	Quarter ended December 31, 2011				Quarter ended January 1, 2011
In millions Unaudited	As Reported[3]	Adjustments	Discontinued Operations	As Restated	As Reported[3]	Adjustments	Discontinued Operations	As Restated
Continuing Operations
Net sales	$2,081	$ (5)	$(988)	$1,088	$1,958	$ (11)	$(885)	$1,062
Cost of sales	1,385	(5)	(598)	782	1,281	(6)	(539)	736
Selling, general and administrative expenses	497	(4)	(262)	231	463	–	(231)	232
Net charges for exit activities, asset and business dispositions	84	(5)	(34)	45	39	–	(37)	2
Impairment charges	14	–	(10)	4	–	–	–	–
Operating income	101	9	(84)	26	175	(5)	(78)	92
Interest expense	29	–	(7)	22	28	–	(7)	21
Interest income	(11)	–	10	(1)	(7)	–	6	(1)
Debt extinguishment costs	–	–	–	–	25	–	–	25
Income from continuing operations before tax	83	9	(87)	5	129	(5)	(77)	47
Income tax expense (benefit)	50	5	3	58	41	(2)	(23)	16
Income (loss) from continuing operations	33	4	(90)	(53)	88	(3)	(54)	31
Income from discontinued operations, net of tax	65	–	90	155	255	–	54	309
Gain on sale discontinued operations, net of tax	371	(3)	–	368	490	8	–	498
Net income from discontinued operations	436	(3)	90	523	745	8	54	807
Net income	469	1	–	470	833	5	–	838
Net income from non-controlling interest	1	–	–	1	2	–	–	2
Net income attributable to Hillshire Brands	$ 468	$ 1	$ –	$ 469	$ 831	$ 5	$ –	$ 836
Earnings per share – Basic
Income (loss) from continuing operations	$ 0.28	$0.03	$(0.75)	$ (0.44)	$ 0.69	$(0.03)	$(0.42)	$ 0.24
Net income	3.95	0.01	0.00	3.96	6.51	0.03	0.00	6.54
Earnings per share – Diluted
Income (loss) from continuing operations	$ 0.27	$0.03	$(0.75)	$ (0.44)	$ 0.69	$(0.03)	$(0.42)	$ 0.24
Net income	3.93	0.01	0.00	3.96	6.48	0.03	0.00	6.51
[3] Amounts as reported in the company’s financial statements in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2011.

	Six Months ended December 31, 2011				Six Months ended January 1, 2011
In millions Unaudited	As Reported[3]	Adjustments	Discontinued Operations	As Restated	As Reported[3]	Adjustments	Discontinued Operations	As Restated
Continuing Operations
Net sales	$4,024	$ 2	$(1,913)	$2,113	$3,685	$ 5	$(1,626)	$2,064
Cost of sales	2,712	3	(1,193)	1,522	2,438	4	(997)	1,445
Selling, general and administrative expenses	952	(3)	(491)	458	872	7	(412)	467
Net charges for exit activities, asset and business dispositions	116	(5)	(45)	66	43	–	(39)	4
Impairment charges	32	–	(18)	14	–	–	–	–
Operating income	212	7	(166)	53	332	(6)	(178)	148
Interest expense	59	–	(14)	45	62	–	(11)	51
Interest income	(20)	–	18	(2)	(12)	–	10	(2)
Debt extinguishment costs	–	–	–	–	55	–	–	55
Income from continuing operations before tax	173	7	(170)	10	227	(6)	(177)	44
Income tax expense (benefit)	174	6	(129)	51	78	(6)	(60)	12
Income (loss) from continuing operations	(1)	1	(41)	(41)	149	–	(117)	32
Income (loss) from discontinued operations, net of tax	(208)	–	41	(167)	299	–	117	416
Gain on sale discontinued operations, net of tax	463	(3)	–	460	579	8	–	587
Net income from discontinued operations	255	(3)	41	293	878	8	117	1,003
Net income	254	(2)	–	252	1,027	8	–	1,035
Net income from non-controlling interest	3	–	–	3	4	–	–	4
Net income attributable to Hillshire Brands	$ 251	$ (2)	$ –	$ 249	$1,023	$ 8	$ –	$1,031
Earnings per share – Basic
Income (loss) from continuing operations	$ (0.01)	$ 0.01	$ (0.35)	$ (0.35)	$ 1.15	$0.00	$ (0.90)	$ 0.25
Net income	2.12	(0.01)	0.00	2.11	7.92	0.05	0.00	7.97
Earnings per share – Diluted
Income (loss) from continuing operations	$ (0.01)	$ 0.01	$ (0.35)	$ (0.35)	$ 1.15	$0.00	$ (0.89)	$ 0.25
Net income	2.12	(0.01)	0.00	2.11	7.88	0.05	0.00	7.94
[3]	Amounts as reported in the company’s financial statements in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2011.

52/53      The Hillshire Brands Company

Consolidated Statement of Income Impact – Continued

	Quarter ended March 31, 2012				Quarter ended April 2, 2011
In millions Unaudited	As Reported[4]	Adjustments	Discontinued Operations	As Restated	As Reported[4]	Adjustments	Discontinued Operations	As Restated
Continuing Operations
Net sales	$1,899	$ (5)	$(929)	$965	$1,860	$ (10)	$(911)	$939
Cost of sales	1,312	(3)	(610)	699	1,226	(5)	(570)	651
Selling, general and administrative expenses	458	3	(251)	210	436	–	(216)	220
Net charges for exit activities, asset and business dispositions	63	7	(66)	4	4	–	(1)	3
Operating income	66	(12)	(2)	52	194	(5)	(124)	65
Interest expense	29	–	(7)	22	25	–	(7)	18
Interest income	(11)	–	9	(2)	(9)	–	8	(1)
Income from continuing operations before tax	48	(12)	(4)	32	178	(5)	(125)	48
Income tax expense (benefit)	10	(9)	(58)	(57)	54	(2)	(38)	14
Income (loss) from continuing operations	38	(3)	54	89	124	(3)	(87)	34
Income (loss) from discontinued operations, net of tax	20	–	(54)	(34)	3	(3)	87	87
Gain (loss) on sale discontinued operations, net of tax	(60)	2	–	(58)	29	–	–	29
Net income (loss) from discontinued operations	(40)	2	(54)	(92)	32	(3)	87	116
Net income (loss)	(2)	(1)	–	(3)	156	(6)	–	150
Net income from non-controlling interest	–	–	–	–	3	–	–	3
Net income (loss) attributable to Hillshire Brands	$ (2)	$ (1)	$ –	$ (3)	$ 153	$ (6)	$ –	$ 147
Earnings per share – Basic
Income (loss) from continuing operations	$ 0.31	$(0.03)	$0.46	$0.75	$ 1.03	$(0.01)	$(0.73)	$0.28
Net income	(0.02)	(0.01)	0.00	(0.02)	1.26	(0.04)	0.00	1.22
Earnings per share – Diluted
Income (loss) from continuing operations	$ 0.31	$(0.03)	$0.46	$0.74	$ 1.02	$(0.01)	$(0.73)	$0.28
Net income	(0.02)	(0.01)	0.00	(0.02)	1.25	(0.04)	0.00	1.21
[4] Amounts as reported in the company’s financial statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

	Nine Months ended March 31, 2012				Nine Months ended April 2, 2011
In millions Unaudited	As Reported[4]	Adjustments	Discontinued Operations	As Restated	As Reported[4]	Adjustments	Discontinued Operations	As Restated
Continuing Operations
Net sales	$5,923	$ (3)	$(2,842)	$3,078	$5,545	$ (5)	$(2,537)	$3,003
Cost of sales	4,024	–	(1,803)	2,221	3,664	(1)	(1,567)	2,096
Selling, general and administrative expenses	1,410	–	(742)	668	1,308	7	(628)	687
Net charges for exit activities, asset and business dispositions	179	2	(111)	70	47	–	(40)	7
Impairment charges	32	–	(18)	14	–	–	–	–
Operating income	278	(5)	(168)	105	526	(11)	(302)	213
Interest expense	88	–	(21)	67	87	–	(18)	69
Interest income	(31)	–	27	(4)	(21)	–	18	(3)
Debt extinguishment costs	–	–	–	–	55	–	–	55
Income from continuing operations before tax	221	(5)	(174)	42	405	(11)	(302)	92
Income tax expense (benefit)	184	(3)	(187)	(6)	132	(8)	(98)	26
Income (loss) from continuing operations	37	(2)	13	48	273	(3)	(204)	66
Income (loss) from discontinued operations, net of tax	(188)	–	(13)	(201)	302	(3)	204	503
Gain on sale discontinued operations, net of tax	403	(1)	–	402	608	8	–	616
Net income from discontinued operations	215	(1)	(13)	201	910	5	204	1,119
Net income	252	(3)	–	249	1,183	2	–	1,185
Net income from non-controlling interest	3	–	–	3	7	–	–	7
Net income attributable to Hillshire Brands	$ 249	$ (3)	$ –	$ 246	$1,176	$ 2	$ –	$1,178
Earnings per share – Basic
Income (loss) from continuing operations	$ 0.31	$(0.01)	$ 0.11	$ 0.41	$ 2.16	$(0.02)	$ (1.62)	$ 0.53
Net income	2.10	(0.02)	0.00	2.08	9.30	0.01	0.00	9.31
Earnings per share – Diluted
Income (loss) from continuing operations	$ 0.31	$(0.01)	$ 0.11	$ 0.40	$ 2.15	$(0.02)	$ (1.61)	$ 0.52
Net income	2.09	(0.02)	0.00	2.07	9.25	0.01	0.00	9.27
[4]	Amounts as reported in the company’s financial statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

NOTES TO FINANCIAL STATEMENTS

Consolidated Balance Sheet Impact

	July 2, 2011				October 1, 2011 Unaudited
In millions	As Reported[5]	Adjustments	Discontinued Operations	As Restated	As Reported[5]	Adjustments	Discontinued Operations	As Restated
Condensed Consolidated Balance Sheets
Assets
Cash and equivalents	$2,066	$ –	$(1,992)	$ 74	$1,685	$ –	$(1,630)	$ 55
Trade accounts receivable, less allowances	929	(110)	(524)	295	766	(85)	(389)	292
Inventories	976	33	(722)	287	1,025	21	(705)	341
Current deferred income taxes	54	–	(50)	4	43	–	(39)	4
Other current assets	274	(22)	(85)	167	297	(2)	(236)	59
Receivable for proceeds on business disposition	–	–	–	–	552	–	–	552
Assets held for sale	285	–	3,373	3,658	511	–	2,999	3,510
Total current assets	4,584	(99)	–	4,485	4,879	(66)	–	4,813
Property, net of accumulated depreciation	1,648	(1)	(789)	858	1,321	(1)	(486)	834
Trademarks and other identifiable intangibles, net	322	–	(164)	158	258	–	(109)	149
Goodwill	811	–	(463)	348	597	–	(249)	348
Deferred income taxes	256	11	(211)	56	185	6	(177)	14
Pension asset	265	–	(257)	8	362	–	(356)	6
Other noncurrent assets	256	–	(172)	84	221	–	(58)	163
Noncurrent assets held for sale	1,391	(3)	2,097	3,485	1,229	–	1,435	2,664
	$9,533	$ (92)	$ 41	$9,482	$9,052	$(61)	$ –	$8,991
Liabilities and Equity
Notes payable	$238	$ –	$ (40)	$ 198	$ 439	$ –	$ (104)	$335
Accounts payable	954	–	(499)	455	740	–	(344)	396
Income taxes payable and current deferred taxes	469	–	(17)	452	439	23	(158)	304
Other accrued liabilities	1,681	(11)	(1,057)	613	1,299	(9)	(805)	485
Current maturities of long-term debt	473	–	(472)	1	443	–	(443)	–
Liabilities held for sale	307	–	2,085	2,392	533	–	1,854	2,387
Total current liabilities	4,122	(11)	–	4,111	3,893	14	–	3,907
Long-term debt	1,936	–	(26)	1,910	1,935	–	(22)	1,913
Pension obligation	218	–	(97)	121	206	–	(89)	117
Deferred income taxes	184	(25)	(159)	–	362	–	(327)	35
Other liabilities	826	(1)	(508)	317	726	–	(425)	301
Noncurrent liabilities held for sale	273	26	831	1,130	294	–	863	1,157
Total equity	1,974	(81)	–	1,893	1,636	(75)	–	1,561
	$9,533	$ (92)	$ 41	$9,482	$9,052	$(61)	$ –	$8,991
[5]	Amounts represent the balance sheets as originally reported in the company’s filings for the respective period ends.

54/55          The Hillshire Brands Company

Consolidated Balance Sheet Impact – Continued

	December 31, 2011				March 31, 2012
In millions Unaudited	As Reported[5]	Adjustments	Discontinued Operations	As Restated	As Reported[5]	Adjustments	Discontinued Operations	As Restated
Condensed Consolidated Balance Sheets
Assets
Cash and equivalents	$2,751	$ –	$(2,610)	$ 141	$2,655	$ –	$(2,555)	$ 100
Trade accounts receivable, less allowances	760	(87)	(407)	266	734	(95)	(393)	246
Inventories	917	26	(652)	291	907	28	(641)	294
Current deferred income taxes	26	–	(20)	6	35	–	(29)	6
Other current assets	349	(28)	(108)	213	324	(4)	(189)	131
Receivable for proceeds on business disposition	376	–	–	376	–	–	–	–
Assets held for sale	78	–	3,797	3,875	5	–	3,807	3,812
Total current assets	5,257	(89)	–	5,168	4,660	(71)	–	4,589
Property, net of accumulated depreciation	1,291	–	(468)	823	1,300	(1)	(490)	809
Trademarks and other identifiable intangibles, net	247	–	(107)	140	400	–	(263)	137
Goodwill	592	–	(244)	348	599	–	(251)	348
Deferred income taxes	145	4	(109)	40	139	7	(73)	73
Pension asset	354	–	(344)	10	427	–	(423)	4
Other noncurrent assets	223	–	(136)	87	244	–	(169)	75
Noncurrent assets held for sale	77	–	1,408	1,485	5	–	1,669	1,674
	$8,186	$(85)	$ –	$8,101	$7,774	$(65)	$ –	$7,709
Liabilities and Equity
Notes payable	$122	$ –	$ (122)	$ –	$ 187	$ –	$ (92)	$95
Accounts payable	728	–	(345)	383	693	–	(293)	400
Income taxes payable and current deferred taxes	594	–	(12)	582	615	24	(47)	592
Other accrued liabilities	1,176	(8)	(650)	518	1,061	(9)	(603)	449
Current maturities of long-term debt	390	–	(389)	1	985	–	(5)	980
Liabilities held for sale	70	3	1,518	1,591	–	1	1,040	1,041
Total current liabilities	3,080	(5)	–	3,075	3,541	16	–	3,557
Long-term debt	1,935	–	(22)	1,913	954	–	(19)	935
Pension obligation	240	–	(85)	155	225	–	(85)	140
Deferred income taxes	212	–	(212)	–	211	–	(211)	–
Other liabilities	712	(8)	(386)	318	698	(7)	(380)	311
Noncurrent liabilities held for sale	3	–	705	708	–	–	695	695
Total equity	2,004	(72)	–	1,932	2,145	(74)	–	2,071
	$8,186	$(85)	$ –	$8,101	$7,774	$(65)	$ –	$7,709
[5]	Amounts represent the balance sheets as originally reported in the company’s filings for the respective period ends.

NOTES TO FINANCIAL STATEMENTS

Consolidated Statement of Cash Flow Impact The restatement did not change the total cash flows from operating, investing or financing activities for any of the quarters or full years impacted by the restatements. However, certain amounts within Cash from Operating Activities were impacted by the non-cash adjustments to correct the errors – net income (loss) was adjusted to reflect the restatement impact with an offset to Increase (decrease) in deferred taxes; Other and/or Changes in Accounts receivable or Inventories. The following table shows the impact of the restatements on the previously reported cash flow items within Cash from Operating Activities for 2011 and 2010.

	July 2, 2011		July 3, 2010
In millions	As Reported[6]	As Restated	As Reported[6]	As Restated
Operating Activities
Net income	$1,296	$1,272	$527	$539
Adjustments to reconcile net income to net cash from operating activities
Amortization expense	84	84	94	93
Increase (decrease) in deferred income taxes	187	180	527	525
Other	(20)	(19)	22	4
Changes in current assets and liabilities, net of businesses acquired and sold
Accounts receivable	105	116	55	58
Inventories	(202)	(206)	52	57
Other current assets	(43)	(42)	(27)	(26)
Accrued liabilities	(170)	(171)	19	19
Accrued taxes	155	178	(274)	(274)
Net cash from operating activities	$ 447	$ 447	$ 952	$ 952

Comprehensive Income Impact

	July 2, 2011		July 3, 2010
In millions	As Reported[6]	As Restated	As Reported[6]	As Restated
Comprehensive Income
Net income	$1,296	$1,272	$ 527	$ 539
Translation adjustments, net of tax	332	325	(82)	(85)
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax	7	7	8	8
Pension/Postretirement activity, net of tax	317	317	(235)	(235)
Other comprehensive income activity, net of tax	–	–	2	2
Comprehensive income (loss)	$1,952	$1,921	$ 220	$ 229

	Quarter ended October 1, 2011		Quarter ended December 31, 2011		Quarter ended March 31, 2012
In millions Unaudited	As Reported[6]	As Restated	As Reported[6]	As Restated	As Reported[6]	As Restated
Comprehensive Income
Net income (loss)	$(215)	$(218)	$469	$470	$ (2)	$ (3)
Translation adjustments, net of tax	(142)	(133)	14	16	193	192
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax	(1)	(1)	(9)	(9)	(2)	(2)
Pension/Postretirement activity, net of tax	10	10	(12)	(12)	(8)	(8)
Comprehensive income (loss)	$(348)	$(342)	$462	$465	$181	$179

	Six Months ended December 31, 2011		Nine Months ended March 31, 2012
In millions Unaudited	As Reported[6]	As Restated	As Reported[6]	As Restated
Comprehensive Income
Net income (loss)	$ 254	$ 252	$252	$249
Translation adjustments, net of tax	(128)	(117)	65	75
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax	(10)	(10)	(12)	(12)
Pension/Postretirement activity, net of tax	(2)	(2)	(10)	(10)
Comprehensive income (loss)	$ 114	$ 123	$295	$302
6	Amounts represent the balances as originally reported in the company’s filings for the respective period ends.

56/57          The Hillshire Brands Company

Comprehensive Income Impact – Continued

	Quarter ended October 2, 2010		Quarter ended January 1, 2011		Quarter ended April 2, 2011
(in millions) Unaudited	As reported[6]	As Restated	As reported[6]	As Restated	As reported[6]	As Restated
Comprehensive Income
Net Income (loss)	$194	$197	$833	$838	$156	$150
Translation adjustments, net of tax	193	191	(39)	(40)	129	127
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax	–	–	14	14	5	5
Pension/Postretirement activity, net of tax	(29)	(29)	40	40	(26)	(26)
Comprehensive income (loss)	$358	$359	$848	$852	$264	$256

	Six months ended January 1, 2011		Nine Months ended April 2, 2011
(in millions) Unaudited	As reported[6]	As Restated	As reported[6]	As Restated
Comprehensive Income
Net Income	$1,027	$1,035	$1,183	$1,185
Translation adjustments, net of tax	154	151	283	278
Net unrealized gain (loss) on qualifying cash flow hedges, net of tax	14	14	19	19
Pension/Postretirement activity, net of tax	11	11	(15)	(15)
Comprehensive income (loss)	$1,206	$1,211	$1,470	$1,467
6	Amounts represent the balances as originally reported in the company’s filings for the respective period ends.

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

Reacquired Shares The company is incorporated in the state of Maryland and under those laws reacquired shares are retired. As shares are reacquired, the cost in excess of par value first reduces capital surplus, to the extent available, with any residual cost applied against retained earnings.

Sales Recognition and Incentives The company recognizes sales when they are realized or realizable and earned. The company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, and collectability is reasonably assured. For the company, this generally means that we recognize sales when title to and risk of loss of our products pass to our resellers or other customers. In particular, title usually transfers upon receipt of our product at our customers’ locations, or upon shipment, as determined by the specific sales terms of the transactions.

Sales are recognized as the net amount to be received after deducting estimated amounts for sales incentives, trade allowances and product returns. The company estimates trade allowances and product returns based on historical results taking into consideration the customer, transaction and specifics of each arrangement. The company provides a variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Consolidated Statements of Income are as follows:

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

Slotting Fees Certain retailers require the payment of slotting fees in order to obtain space for the company’s products on the retailer’s store shelves. These amounts are included in the determination of net sales when a liability to the retailer is created.

Volume-Based Incentives These incentives typically involve rebates or refunds of a specified amount of cash only if the reseller reaches a specified level of sales. Under incentive programs of this nature, the company estimates the incentive and allocates a portion of the incentive to reduce each underlying sales transaction with the customer.

57/          The Hillshire Brands Company

NOTES TO FINANCIAL STATEMENTS

Cooperative Advertising Under these arrangements, the company agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the company’s products. The company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The costs of these incentives are generally included in the determination of net sales.

Fixtures and Racks Store fixtures and racks are given to retailers to display certain of the company’s products. The costs of these fixtures and racks are recognized as expense in the period in which they are delivered to the retailer.

Advertising Expense Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is recognized in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Total media advertising expense for continuing operations was $87 million in 2012, $82 million in 2011 and $93 million in 2010.

Cash and Equivalents All highly liquid investments purchased with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

Accounts Receivable Valuation Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

Shipping and Handling Costs Shipping and handling costs are $268 million in 2012, $249 million in 2011 and $265 million in 2010. These costs are recognized in the “Selling, general and administrative expenses” line of the Consolidated Statements of Income.

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

Discontinued Operations A discontinued operation is a business component that meets several criteria. First, it must be possible to clearly distinguish the operations and cash flows of the component from other portions of the business. Second, the operations need to have been sold, spun-off or classified as held for sale. Finally, after the disposal, the cash flows of the component must be eliminated from continuing operations and the company may not have any significant continuing involvement in the business. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. The results for a business to be spun-off do not meet the criteria for discontinued operations reporting until the completion of the spin-off.

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

Businesses Held for Sale In order for a business to be classified as held for sale, several criteria must be achieved. These criteria include, among others, an active program to market the business and locate a buyer, as well as the probable disposition of the business within one year. Upon being classified as held for sale, the recoverability of the carrying value of a business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the valuation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell and no additional depreciation expense is recognized related to property. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation. Once a business is classified as held for sale, all of its historical balance sheet information is included in assets and liabilities held for sale in the balance sheet.

58/59      The Hillshire Brands Company

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

Property Property is stated at historical cost and depreciation is computed using the straight-line method over the lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Leasehold improvements are capitalized and amortized over the shorter of the remaining lease term or remaining economic useful life. Repairs and maintenance costs are charged to expense. Upon the sale or disposition of property, the cost and related accumulated depreciation are removed from the accounts. Capitalized interest was $5 million in 2012, $10 million in 2011 and $10 million in 2010.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life or spun-off. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If the carrying amount exceeds the estimated future undiscounted cash flows then an asset is not recoverable. The impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value using discounted estimated future cash flows.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, be available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets The primary identifiable intangible assets of the company are trademarks and customer relationships acquired in business combinations and computer software. The company capitalizes direct costs of materials and services used in the development and purchase of internal-use software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of a finite-lived identifiable intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows.

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

Goodwill Goodwill is the difference between the purchase price and the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the company given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are business components at or one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in the business combination is determined.

NOTES TO FINANCIAL STATEMENTS

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events may occur. The company performs its annual review for impairment in the fourth quarter of each fiscal year.

In 2012, the company adopted the recently amended accounting standards regarding goodwill impairment reviews that permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. Some of the factors considered in the qualitative assessment process were the overall financial performance of the business including current and expected cash flows, revenues and earnings; changes in macroeconomic or industry conditions; changes in cost factors such as raw materials and labor; and changes in management, strategy or customers. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value is less than the carrying amount, then the two step process of impairment testing is unnecessary.

However, if the qualitative assessment discussed above indicates that there may be a possible impairment then the first step of the goodwill impairment test is required to be performed. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process is necessary and involves a comparison of the implied fair value and the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows, including operating results, business plans and present value techniques. The fair value of reporting units is estimated based on a weighting of two models – a discounted cash flow model and a market multiple model. The discounted cash flow model uses management’s business plans and projections as the basis for expected future cash flows for the first three years and a residual growth rate thereafter depending on the growth prospects for the reporting unit. The market multiple approach employs market multiples of revenues and earnings for companies comparable to the company’s reporting units. Management believes the assumptions used for the impairment test are consistent with those utilized by a market participant performing similar valuations for our reporting units. A separate discount rate derived from published sources was utilized for each reporting unit. Rates used to discount cash flows are dependent upon interest rates, market-based risk premium and the cost of capital at a point in time. Because some of the inherent assumptions and estimates used in determining the fair value of these reporting units are outside the control of management, including interest rates, market-based risk premium, the cost of capital, and tax rates, changes in these underlying assumptions and our credit rating can also adversely impact the business units’ fair values. The amount of any impairment is dependent on these factors, which cannot be predicted with certainty.

Exit and Disposal Activities Exit and disposal activities primarily consist of various actions to sever employees, exit certain contractual obligations and dispose of certain assets. Charges are recognized for these actions in the period in which the liability is incurred. Adjustments to previously recorded charges resulting from a change in estimated liability are recognized in the period in which the change is identified. Our methodology used to record these charges is described below.

Severance Severance actions initiated by the company are generally covered under previously communicated benefit arrangements, which provides for termination benefits in the event that an employee is involuntarily terminated. Liabilities are recorded under these arrangements when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. This generally occurs when management with the appropriate level of authority approves an action to terminate employees who have been identified and targeted for termination within one year.

Noncancelable Lease and Contractual Obligations Liabilities are incurred for noncancelable lease and other contractual obligations when the company terminates the contract in accordance with contract terms or when the company ceases using the right conveyed by the contract or exits the leased space. The charge for these items is determined based on the fair value of remaining lease rentals reduced by the fair value of estimated sublease rentals that could reasonably be obtained for the property, estimated using an expected present value technique.

Other For other costs associated with exit and disposal activities, a charge is recognized at its fair value in the period in which the liability is incurred, estimated using an expected present value technique, generally when the services are rendered.

60/61      The Hillshire Brands Company

Stock-Based Compensation The company recognizes the cost of employee services received in exchange for awards of equity instruments over the vesting period based upon the grant date fair value of those awards.

Income Taxes The company’s tax rate from period to period is affected by many factors. The most significant of these factors includes changes in tax legislation, the tax characteristics of the company’s income, the timing and recognition of goodwill impairments and acquisitions and dispositions. In addition, the company’s tax returns are routinely audited and finalization of issues raised in these audits sometimes affects the tax provision. It is reasonably possible that tax legislation in the jurisdictions in which the company does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the company’s tax assets and obligations will need to be measured and recognized in the financial statements.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that are expected to be remitted to the U.S. and be taxable.

The management of the company periodically estimates the probable tax obligations of the company using historical experience in tax jurisdictions and informed judgments in accordance with GAAP. For a tax benefit to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the taxing authority. The company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these situations, the ultimate payment may be materially different from the estimated recorded amounts. Any adjustment to a tax reserve impacts the company’s tax expense in the period in which the adjustment is made.

Defined Benefit, Postretirement and Life-Insurance Plans The company recognizes the funded status of defined pension and postretirement plans in the Consolidated Balance Sheet. The funded status is measured as the difference between the fair market value of the plan assets and the benefit obligation. The company measures its plan assets and liabilities as of its fiscal year end. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. Any overfunded status should be recognized as an asset and any underfunded status should be recognized as a liability. Any transitional asset/(liability), prior service cost

(credit) or actuarial (gain)/loss that has not yet been recognized as a component of net periodic cost is recognized in the accumulated other comprehensive income section of the Consolidated Statements of Equity, net of tax. Accumulated other comprehensive income will be adjusted as these amounts are subsequently recognized as a component of net periodic benefit costs in future periods.

Financial Instruments The company uses financial instruments, including forward exchange, options, futures and swap contracts, to manage its exposures to movements in interest rates, foreign exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the company. The company does not use derivatives for trading purposes and is not a party to leveraged derivatives.

The company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Under hedge accounting, the company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the company discontinues hedge accounting and any deferred gains or losses are recorded in the “Selling, general and administrative expenses” line in the Consolidated Statements of Income. Derivatives are recorded in the Consolidated Balance Sheets at fair value in other assets and other liabilities. For more information about accounting for derivatives see Note 15 – Financial Instruments.

Self-Insurance Reserves The company purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The company is responsible for the payment of claims under these insured limits. The undiscounted obligation associated with these claims is accrued based on estimates obtained from consulting actuaries. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Accrued reserves, excluding any amounts covered by insurance, were $41 million as of June 30, 2012 and $56 million as of July 2, 2011.

NOTES TO FINANCIAL STATEMENTS

Business Acquisitions With respect to business acquisitions, the company is required to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any noncontrolling interest in an acquired business at fair value on the acquisition date. In addition, the accounting guidance also requires expensing acquisition costs when incurred, restructuring costs in periods subsequent to the acquisition date, and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period to be reflected in income tax expense.

Foreign Currency Translation Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within common stockholders’ equity. The company translates the results of operations of its foreign subsidiaries at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in selling, general and administrative expense.

Note 3 – Intangible Assets and Goodwill

The primary components of the intangible assets reported in continuing operations and the related amortization expense follows:

In millions	Gross	Accumulated Amortization	Net Book Value
2012
Intangible assets subject to amortization
Trademarks	$ 31	$ 2	$ 29
Customer relationships	72	44	28
Computer software	128	100	28
Other contractual agreements	3	–	3
	$234	$146	88
Trademarks and brand names not subject to amortization			44
Net book value of intangible assets			$132
2011
Intangible assets subject to amortization
Trademarks	$ 31	$ –	$ 31
Customer relationships	72	42	30
Computer software	137	87	50
Other contractual agreements	3	–	3
	$243	$129	$114
Trademarks and brand names not subject to amortization			44
Net book value of intangible assets			$158

The year-over-year change in the value of trademarks and brand names and customer relationships is primarily due to the impact of amortization during the year. In 2011, the North American Retail segment acquired Aidells, a gourmet sausage company, which created $31 million of trademarks and brand names, $30 million of customer relationships and $3 million of other contractual agreements. The amortization expense reported in continuing operations for intangible assets subject to amortization was $21 million in 2012, $31 million in 2011 and $25 million in 2010. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates, is as follows: $12 million in 2013, $11 million in 2014, $11 million in 2015, $10 million in 2016 and $4 million in 2017. At June 30, 2012, the weighted average remaining useful life for trademarks is 19 years; customer relationships is 14 years; computer software is 4 years; and other contractual agreements is 9 years.

Goodwill In May 2011, the North American Retail segment acquired Aidells, a gourmet sausage company, for $87 million and recognized $36 million of goodwill.

The goodwill reported in continuing operations associated with each business segment and the changes in those amounts during 2012 and 2011 are as follows:

In millions	Retail	Foodservice/ Other	Total
Net book value at July 3, 2010
Gross goodwill	$103	$622	$725
Accumulated impairment losses	–	(382)	(382)
Net goodwill	103	240	343
Acquisitions	36	–	36
Held for disposal	–	(31)	(31)
Net book value at July 2, 2011
Gross goodwill	139	591	730
Accumulated impairment losses	–	(382)	(382)
Net goodwill	139	209	348
Net book value at June 30, 2012
Gross goodwill	139	591	730
Accumulated impairment losses	–	(382)	(382)
Net goodwill	$139	$209	$348

62/63      The Hillshire Brands Company

Note 4 – Impairment Charges

The company recognized impairment charges in 2012, 2011 and 2010 and the significant impairments are reported on the “Impairment charges” line of the Consolidated Statements of Income. The tax benefit is determined using the statutory tax rates for the tax jurisdiction in which the impairment occurred. The impact of these charges is summarized in the following tables:

In millions	Pretax Impairment Charge	Tax Benefit	After Tax Charge
2012
General corporate expenses	$14	$5	$ 9
2011
Foodservice/Other	$15	$5	$10
2010
Foodservice/Other	$15	$5	$10

The company currently tests goodwill and intangible assets not subject to amortization for impairment in the fourth quarter of its fiscal year and whenever a significant event occurs or circumstances change that would more likely than not reduce the fair value of these intangible assets. Other long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The following is a discussion of each impairment charge:

2012

Capitalized Computer Software The company recognized a $14 million impairment charge related to the write-down of capitalized computer software which was no longer determined to have any future use by the company. These charges were recognized as part of general corporate expenses.

2011

Foodservice/Other Property The company recognized a $15 million impairment charge related to the write-down of manufacturing equipment associated with the foodservice bakery operations of the Foodservice/Other segment.

2010

Foodservice/Other Property The company recognized a $15 million impairment charge related to the write-down of manufacturing equipment associated with the foodservice bakery operations of the Foodservice/Other segment due to the loss of a customer contract.

Note 5 – Discontinued Operations

On August 1, 2012, D.E MASTER BLENDERS 1753 N.V. announced that it had discovered accounting irregularities involving previously issued financial results for its Brazilian operations, which would require the restatement of their previously issued financial statements for the periods from fiscal 2009 to 2012. The financial results of the Brazilian operations are reported as part of discontinued operations in the Hillshire Brands financial statements as a result of the spin-off of the international coffee and tea operations. As such, Hillshire Brands has restated the historical financial results of its discontinued operations to reflect the correction of the accounting irregularities in the Brazilian operations. See Note 1 – Nature of Operations and Basis of Presentation for additional information.

The following businesses are presented as discontinued operations for all periods presented: North American fresh bakery; international beverage; international household and body care; North American refrigerated dough; foodservice beverage; and European bakery. The assets and liabilities of these disposed businesses meet the accounting criteria to be classified as held for sale or disposition and have been aggregated and reported on separate lines of the Condensed Consolidated Balance Sheets for all periods presented.

North American Operations North American Fresh Bakery On October 21, 2011, the company announced an agreement with Grupo Bimbo that allowed the parties to complete the previously announced sale of its North American fresh bakery business for a purchase price of $709 million. The sale also included a small portion of business that was part of the North American Foodservice/Other segment which is not reflected as discontinued operations as it did not meet the definition of a component pursuant to the accounting rules. The transaction closed on November 4, 2011 and Hillshire Brands received $717 million, which included working capital and other purchase price adjustments. The company entered into a customary transition services agreement with the purchaser of this business to provide for the orderly separation of the business and transition of various administrative functions and processes. The services agreement is for a period of one year but may be extended up to an additional two years.

The buyer of the North American Fresh Bakery business assumed all the pension and postretirement medical liabilities associated with these businesses, including any multi-employer pension liabilities. An actuarial analysis under ERISA guidelines was performed to determine the final plan assets that should be transferred to support the pension liabilities assumed by the buyer. The transfer of the benefit plan liabilities to the buyer resulted in the recognition of a $36 million settlement loss related to the defined benefit pension plans and a $71 million settlement gain and a $44 million curtailment gain related to the postretirement benefit plans. These amounts have been included in the gain on disposition of this business.

NOTES TO FINANCIAL STATEMENTS

North American Foodservice Beverage On October 24, 2011, the company announced that it had entered into an agreement to sell the majority of its North American foodservice beverage operations to the J.M. Smucker Company (Smuckers) for $350 million. The transaction closed on December 31, 2011, resulting in the recognition of a pretax gain of $222 million in the second quarter of 2012. The company received $376 million of proceeds, which included a working capital adjustment. The company entered into a customary transition services agreement with Smuckers to provide for the orderly separation of the business and the transition of various administrative functions and processes. The company also entered into a 10 year partnership to collaborate on liquid coffee innovation that will pay the company approximately $50 million plus growth-related royalties over the 10 year period. While this arrangement provided a continuation of cash flows subsequent to the divestiture, it did not represent significant continuing cash flows or significant continuing involvement that would have precluded classification of the North American foodservice beverage component as a discontinued operation. This partnership agreement was subsequently transferred to the international coffee and tea business as part of the spin-off. The company performed an updated impairment analysis for the remaining assets for sale in North American foodservice beverage and recognized a pretax impairment charge of $6 million in 2012 which has been recognized in the operating results for discontinued operations. The company has also recognized exit related costs for this business which is included in the operating results for discontinued operations.

North American Foodservice Refrigerated Dough On August 9, 2011, the company announced it had entered into an agreement to sell its North American refrigerated dough business to Ralcorp for $545 million. The company received $552 million of proceeds, which included working capital adjustments. The company entered into a customary transitional services agreement with the purchaser of this business to provide for the orderly separation of the business and the orderly transition of various functions and processes.

International Operations International Coffee and Tea On June 28, 2012, the company’s international coffee and tea business was spun off into a new public company call D.E MASTER BLENDERS 1735 N.V. The separation was effected as follows: a distribution of all of the common stock of a U.S. subsidiary that held all of the company’s international coffee and tea business (CoffeeCo) was made to an exchange agent on behalf of the company’s shareholders of record. Immediately after the distribution of CoffeeCo common stock, CoffeeCo paid a $3.00 per share dividend, which totaled $1.8 billion. After the payment of the dividend, CoffeeCo merged with a subsidiary of

D.E MASTER BLENDERS 1753 N.V. As a result of the spin-off, the historical results of the international coffee and tea business have been reported as a discontinued operation in the company’s consolidated financial statements. The company entered into a master separation agreement that provided for the orderly separation of the business and transition of various administrative functions and processes. The company does not have any significant continuing involvement in the business and does not expect any material direct cash inflows or outflows with this business.

European Bakery During the first quarter of 2012, management decided to divest the Spanish bakery and French refrigerated dough businesses, collectively referred to as European bakery, requiring that these businesses be tested for impairment under the available for sale model. Based on an estimate of the anticipated proceeds for these businesses, the company recognized a pretax impairment charge of $379 million for the Spanish bakery and French refrigerated dough businesses in 2012. A tax benefit of $38 million was recognized on these impairment charges. On October 10, 2011, the company announced that it had signed an agreement to sell the Spanish bakery business to Grupo Bimbo for €115 million and closed the transaction in the second quarter of 2012, recognizing a pretax gain of $15 million. In the third quarter of 2012, the company also completed the disposition of its French refrigerated dough business for €115 million. A $10 million pretax loss was recognized in 2012 on the sale of both the Spanish bakery and French refrigerated dough businesses.

Global Body Care and European Detergents In December 2010, the company completed the disposition of its global body care and European detergents business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $1.6 billion and reported an after tax gain on disposition of $488 million. The company entered into a customary transitional services agreement with the purchaser of this business to provide for the orderly separation of the business and the orderly transition of various functions and processes which was completed by the end of 2011.

Air Care Products Business In July 2010, the company sold a majority of its air care products business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $411 million, which represented the majority of the proceeds received on the disposition of the Aircare business, and reported an after tax gain on disposition of $94 million. When this business was sold, certain operations were retained in Spain, until production related to non-air care businesses ceased at the facility. The sale of the Spanish facility closed in the third quarter of 2012 and the company received $44 million of proceeds and recognized a pretax loss on the sale of this facility of $10 million.

64/65      The Hillshire Brands Company

Australia/New Zealand Bleach In February 2011, the company completed the sale of its Australia/New Zealand bleach business. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $53 million and reported an after tax gain on disposition of $31 million.

Shoe Care Business In May 2011, the company completed the sale of the majority of its shoe care businesses. Using foreign currency exchange rates on the date of the transaction, the company received cash proceeds of $276 million and reported an after tax gain on disposition of $117 million. Certain other shoe care businesses were to be sold on a delayed basis. In 2012, the company closed on the sale of its shoe care business in Malaysia, China and Indonesia and received $56 million of proceeds, which included working capital adjustments.

Non-Indian Insecticides Business The company entered into an agreement to sell all of its non-Indian insecticides business for €154 million to SC Johnson and received a deposit of €152 million in December 2010 on the sale of these businesses. Due to competition concerns raised by the European Commission, the two parties abandoned the transaction as originally agreed but were able to complete the sale of the insecticides businesses outside the European Union (Malaysia, Singapore, Kenya and Russia) as well as a limited number of businesses inside the European Union in 2012. The company also divested the remaining insecticides businesses inside the European Union to another buyer and transferred the net proceeds received from the divestiture of those businesses to SC Johnson. The company recognized a pretax gain of $255 million on the dispositions in 2012.

Godrej Sara Lee Joint Venture In May 2010, the company completed the disposition of its Godrej Sara Lee joint venture business, which was part of the International Household and Body Care segment, and recognized an after tax gain on the disposition. A total of $230 million of cash proceeds was received from the disposition of this business.

Results of Discontinued Operations The amounts in the tables below reflect the operating results of the businesses reported as discontinued operations up through the date of disposition. The amounts of any gains or losses related to the disposal of these discontinued operations are excluded.

In millions	Net Sales	Pretax Income (Loss)	Income (Loss)
2012
North American Fresh Bakery	$ 724	$ 29	$ 163
North American Refrigerated Dough	74	13	9
North American Foodservice Beverage	330	(15)	(9)
International Coffee and Tea	3,728	224	662
European Bakery	262	(384)	(358)
International Household and Body Care	111	(5)	(2)
Total	$5,229	$(138)	$ 465
2011 – as Restated
North American Fresh Bakery	$2,037	$ 58	$ 159
North American Refrigerated Dough	307	42	27
North American Foodservice Beverage	538	5	3
International Coffee and Tea	3,537	399	276
European Bakery	591	(9)	(16)
International Household and Body Care	1,078	72	36
Total as restated	$8,088	$ 567	$ 485
2010 – as Restated
North American Fresh Bakery	$2,128	$ 46	$ 35
North American Refrigerated Dough	326	56	37
North American Foodservice Beverage	512	17	13
International Coffee and Tea	3,218	645	463
European Bakery	650	(22)	(21)
International Household and Body Care	2,126	254	(199)
Total as restated	$8,960	$ 996	$ 328

In 2012, as a consequence of the spin-off, the company released approximately $623 million of deferred tax liabilities on its balance sheet related to the repatriation of foreign earnings with a corresponding reduction in the tax expense of the discontinued international coffee and tea business. In 2011, the North American fresh bakery operations recognized a $122 million tax benefit associated with the excess tax basis related to these assets.

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

NOTES TO FINANCIAL STATEMENTS

Contingent Sale Proceeds In the first quarter of 2010, the company received the final €95 million payment of contingent sale proceeds related to the previous sale of its European cut tobacco business. The contingent sale proceeds are reported as part of the results of discontinued operations.

Gain (loss) on The Sale of Discontinued Operations The gain (loss) on the sale of discontinued operations recognized in 2012, 2011 and 2010 are summarized in the following tables.

In millions	Pretax Gain (Loss) on Sale	Tax (Expense)/ Benefit	After Tax Gain (Loss)
2012
North American Fresh Bakery	$ 94	$ (33)	$ 61
North American Foodservice Beverage	222	(76)	146
North American Refrigerated Dough	198	(156)	42
European Bakery	11	(45)	(34)
Non-European Insecticides	249	(59)	190
Air Care Products	(10)	(1)	(11)
Other Household and Body Care	8	3	11
Total	$ 772	$(367)	$405
2011 – as Restated
Global Body Care and European Detergents	$ 867	$(379)	$488
Air Care Products	273	(179)	94
Australia/New Zealand Bleach	48	(17)	31
Shoe Care Products	115	2	117
Other Household and Body Care Businesses	1	–	1
Total as restated	$1,304	$(573)	$731
2010
Godrej Sara Lee joint venture	$ 150	$ (72)	$ 78
Other	8	(2)	6
Total	$ 158	$ (74)	$ 84

In 2012, the $156 million tax expense recognized on the sale of the North American refrigerated dough business was impacted by the $254 million of goodwill that had no tax basis and the $45 million of tax expense recognized on the sale of the European bakery businesses was impacted by $140 million of cumulative translation adjustments that had no tax basis. The tax expense recognized on the sale of the household and body care businesses in 2011 includes a $190 million charge related to the anticipated repatriation of the cash proceeds received on the disposition of these businesses. In the fourth quarter of 2011, a repatriation tax benefit of $79 million was recognized on the gain transactions, which was reflected in the income taxes on the shoe care products gain.

Discontinued Operations Cash Flows The company’s discontinued operations impacted the cash flows of the company as follows:

In millions	2012	2011	2010
Discontinued operations impact on
Cash from operating activities	$112	$302	$936
Cash from (used in) investing activities	(364)	2,296	117
Cash used in financing activities	(1,524)	(1,802)	(856)
Effect of changes in foreign exchange rates on cash	(216)	285	(104)
Net cash impact of discontinued operations	$(1,992)	$1,081	$93
Cash balance of discontinued operations
At start of period	$1,992	$911	$818
At end of period	–	1,992	911
Increase (decrease) in cash of discontinued operations	$(1,992)	$1,081	$93

The cash used in financing activities primarily represents the net transfers of cash with the corporate office. The net assets of the discontinued operations includes only the cash noted above as most of the cash of those businesses, with the exception of the international coffee and tea business, has been retained as a corporate asset.

The following is a summary of the net assets held for sale or disposition as of June 30, 2012 and July 2, 2011, which primarily consists of the net assets of the North American fresh bakery, refrigerated dough and foodservice beverage businesses and the international coffee and tea and household and body care businesses at July 2, 2011.

		July 2,
	June 30,	2011
In millions	2012	As Restated
Cash and cash equivalents	$–	$1,992
Trade accounts receivable	–	698
Inventories	–	806
Other current assets	–	162
Total current assets held for sale	–	3,658
Property	5	1,346
Trademarks and other intangibles	–	427
Goodwill	–	1,075
Deferred assets	–	159
Other noncurrent assets	–	478
Assets held for sale	$5	$7,143
Accounts payable	$–	$673
Accrued expenses and other current liabilities	–	1,231
Current maturities of long-term debt	–	488
Total current liabilities held for sale	–	2,392
Long-term debt	–	105
Other liabilities	–	1,025
Liabilities held for sale	$–	$3,522
Noncontrolling interest	$–	$29

66/67          The Hillshire Brands Company

The net assets of the discontinued businesses as of July 2, 2011 reflect the correction of errors related to the international coffee and tea operations in Brazil and other error corrections. These corrections reduced assets held for sale by $80 million and increased liabilities held for sale by $17 million at July 2, 2011.

Note 6 – Exit, Disposal and Restructuring Activities

The company has incurred exit, disposition and restructuring charges for initiatives designed to improve its operational performance and reduce cost. In addition, in June 2012, the company completed the spin-off of its international coffee and tea operations into a new public company, which resulted in the company incurring certain costs in conjunction with the spin-off. These costs include restructuring actions such as employee termination costs and costs related to renegotiating contractual agreements; third party professional fees for consulting and other services that are directly related to the spin-off; and the costs of employees solely dedicated to activities directly related to the spin-off.

The nature of the costs incurred includes the following:

Exit Activities, Asset and Business Disposition Actions

These amounts primarily relate to:

•  Employee termination costs

•  Lease and contractual obligation exit costs

•  Gains or losses on the disposition of assets or asset groupings that do not qualify as discontinued operations

Restructuring/Spin-off Costs Recognized in Cost of Sales and Selling, General and Administrative Expenses

These amounts primarily relate to:

•  Expenses associated with the installation of information systems

•  Costs to retain and relocate employees

•  Consulting costs

•  Costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative

Restructuring/spin-off costs are recognized in Cost of Sales or Selling, General and Administrative Expenses in the Consolidated Statements of Income as they do not qualify for treatment as an exit activity or asset and business disposition pursuant to the accounting rules for exit and disposal activities. However, management believes that the disclosure of these charges provides the reader with greater transparency to the total cost of the initiatives.

The following is a summary of the (income) expense associated with new and ongoing actions, which also highlights where the costs are reflected in the Consolidated Statements of Income along with the impact on diluted EPS:

In millions	2012	2011	2010 As Restated
Exit and business dispositions	$81	$39	$18
Selling, general and administrative expenses	118	35	14
Reduction in income from continuing operations before income taxes	199	74	32
Income tax benefit	(57)	(22)	(12)
Reduction in income from continuing operations	$142	$52	$20
Impact on diluted EPS from continuing operations	$1.17	$0.42	$0.14

The impact of these actions on the company’s business segments and unallocated corporate expenses is summarized as follows:

In millions	2012	2011	2010 As Restated
Retail	$14	$11	$4
Foodservice/Other	4	3	6
Australian Bakery	3	–	–
Decrease in business segment income	21	14	10
Increase in general corporate expenses	178	60	22
Total	$199	$74	$32

The following discussion provides information concerning the exit, disposal and restructuring/spin-off activities for each year where actions were initiated and material reserves exist.

2012 Actions During 2012, the company approved certain actions related to exit, disposal, restructuring and spin-off activities and recognized charges of $200 million related to these actions. Each of these activities is expected to be completed within a 12-month period after being approved and include the following:

•  Recognized a charge to implement a plan to terminate approximately 520 employees, related to the retail, foodservice and corporate office operations and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. Of the 520 targeted employees, approximately 270 have been terminated. The remaining employees are expected to be terminated within the next 12 months.

•  Recognized costs associated with renegotiating global IT contracts and spin-off related advisory fees.

NOTES TO FINANCIAL STATEMENTS

•  Recognized third party and employee costs associated with the planned spin-off of the company’s international coffee and tea operations.

The following table summarizes the net charges taken for the exit, disposal, other restructuring and spin-off activities approved during 2012 and the related status as of June 30, 2012. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next 12 months. Approximately $65 million to $75 million of additional charges are expected to be recognized within the next twelve month period related to these restructuring actions and other actions associated with cost reduction efforts related to the spin-off. See the Business Overview section of the Financial Review for additional information.

In millions	Employee Termination and Other Benefits	IT and Other Costs	Non- cancellable Leases/ Contractual Obligations	Total
Exit, disposal and other costs recognized during 2012	$ 28	$117	$ 55	$200
Charges recognized in discontinued operations	7	–	5	12
Cash payments	(10)	(94)	(51)	(155)
Non-cash charges	–	(7)	8	1
Accrued costs as of June 30, 2012	$ 25	$ 16	$ 17	$ 58

2011 Actions During 2011, the company approved certain actions related to exit, disposal, restructuring and spin-off activities and recognized charges of $77 million related to these actions. Each of these activities was expected to be completed within a 12-month period after being approved and include the following:

•  Recognized a charge to implement a plan to terminate approximately 630 employees, related to the North American retail and foodservice businesses and the corporate office operations and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws. Of the 630 targeted employees, approximately 570 have been terminated. The remaining employees are expected to be terminated within the next 12 months.

•  Recognized costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative.

•  Recognized third party and employee costs associated with the planned spin-off of the company’s International coffee and tea operations.

The following table summarizes the net charges taken for the exit, disposal, restructuring and spin-off activities approved during 2011 and the related status as of June 30, 2012. The accrued amounts remaining represent those cash expenditures necessary to satisfy remaining obligations. The majority of the cash payments to satisfy the accrued costs are expected to be paid in the next 12 months.

In millions	Employee Termination and Other Benefits	IT and Other Costs	Non- cancellable Leases/ Contractual Obligations	Total
Exit, disposal and other costs recognized during 2011	$ 32	$ 36	$ 9	$ 77
Charges recognized in discontinued operations	1	25	–	26
Cash payments	(2)	(42)	–	(44)
Non-cash charges	–	(1)	–	(1)
Accrued costs as of July 2, 2011	31	18	9	58
Change in estimate	(1)	–	–	(1)
Cash payments	(15)	(18)	(9)	(42)
Accrued costs as of June 30, 2012	$ 15	$ –	$ –	$ 15

2010 Actions During 2010, the company approved certain actions related to exit, disposal, and other restructuring activities and recognized charges of $34 million in continuing operations related to these actions. Each of these activities was to be completed within a 12-month period after being approved and include the following:

•  Recognized a charge to implement a plan to terminate approximately 720 employees, primarily related to the North American foodservice operations, and provide them with severance benefits in accordance with benefit plans previously communicated to the affected employee group or with local employment laws.

•  Recognized costs associated with the transition of services to an outside third party vendor as part of a business process outsourcing initiative.

As of June 30, 2012, all of the above restructuring actions have been completed and there are no accrued liabilities remaining in the Consolidated Balance Sheet related to these completed 2010 actions.

Other Restructuring Actions Prior to 2010, the company had approved and completed various actions to exit certain defined business activities and lower its cost structure, and these actions have had minimal impact on current year results. In 2012, adjustments were made to certain accrued obligations remaining for these completed actions. These adjustments related to the final settlement of certain planned termination

68/69          The Hillshire Brands Company

actions which increased income from continuing operations before income taxes by $1 million and are reported in the “Net charges for exit activities, asset and business dispositions” line of the Consolidated Statements of Income.

As of June 30, 2012, the accrued liabilities remaining in the Consolidated Balance Sheet related to these completed actions total $6 million and represent certain severance obligations. These accrued amounts are expected to be satisfied in cash and will be funded from operations.

Note 7 – Common Stock

On June 28, 2012, the company effected a 1-for-5 reverse stock split of Hillshire Brands common stock. As a result, every five shares of Hillshire Brands common stock were converted into one share of Hillshire Brands common stock. Any reference to the number of shares outstanding or any per share amounts has been adjusted to reflect the impact of this reverse stock split.

Changes in outstanding shares of common stock for the past three years were:

Shares in thousands	2012	2011	2010
Beginning balances	117,420	132,424	139,132
Stock issuances
Stock option and benefit plans	1,104	642	211
Restricted stock plans	2,119	398	348
Reacquired shares	–	(16,044)	(7,283)
Other	1	–	16
Ending balances	120,644	117,420	132,424

Common stock dividends and dividend-per-share amounts declared on outstanding shares of common stock were:

In millions except per share data	2012	2011	2010
Common stock dividends declared	$137	$275	$299
Dividends per share amount declared	$1.15	$2.30	$2.20

During 2010, the company’s Board of Directors had authorized a $3.0 billion share repurchase program. In March of 2010, the company repurchased 7.3 million shares at a cost of $500 million under this program using an accelerated share repurchase program (ASR). The ASR provides for a final settlement adjustment at termination in either shares of common stock or cash based on the final volume weighted average stock price. In 2011, the company paid $13 million as a final settlement on the ASR. During 2011, the company also repurchased 16.0 million shares at a cost of $1.3 billion. The share amounts reflect the 1-for-5 reverse stock split in June 2012.

As of June 30, 2012, after adjusting for the 1-for-5 reverse stock split in June 2012, the remaining amount authorized for repurchase is $1.2 billion of common stock under an existing share repurchase program, plus 2.7 million shares of common stock that remain authorized for repurchase under the company’s prior share repurchase program. However, the company currently does not expect to do any share repurchases in the near term.

Note 8 – Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are:

In millions	Cumula- tive Transla- tion Adjust- ment	Net Unrealized Gain (Loss) on Qualifying Cash Flow Hedges/ Other	Pension/ Post- retire- ment Liability Adjust- ment	Accumu- lated Other Compre- hensive Income (Loss)
Balance at June 27, 2009 as restated	$(21)	$(11)	$(572)	$(604)
Disposition of Godrej J.V.	14	–	–	14
Amortization of net actuarial loss and prior service credit	–	–	19	19
Net actuarial loss arising during the period	–	–	(323)	(323)
Pension plan curtailment	–	–	27	27
Pension and postretirement plan amendments	–	–	(4)	(4)
Other comprehensive income (loss) activity	(99)	10	46	(43)
Balance at July 3, 2010 as restated	(106)	(1)	(807)	(914)
Disposition of Household & Body Care businesses	55	–	–	55
Amortization of net actuarial loss and prior service credit	–	–	16	16
Net actuarial gain arising during the period	–	–	326	326
Pension plan curtailment	–	–	25	25
Other comprehensive income (loss) activity	270	7	(50)	227
Balance at July 2, 2011 as restated	219	6	(490)	(265)
Business dispositions	127	–	–	127
Amortization of net actuarial loss and prior service credit	–	–	(1)	(1)
Net actuarial loss arising during the period	–	–	(70)	(70)
Pension plan curtailments/ settlements	–	–	24	24
Spin-off of International Coffee and Tea business	(180)	–	343	163
Other comprehensive income (loss) activity	(150)	2	26	(122)
Balance at June 30, 2012	$16	$8	$(168)	$(144)

NOTES TO FINANCIAL STATEMENTS

Note 9 – Stock-based Compensation

The company has various stock option and stock award plans. At June 30, 2012, 21.1 million shares were available for future grant in the form of options, restricted shares or stock appreciation rights. The company will satisfy the requirement for common stock for share-based payments by issuing shares out of authorized but unissued common stock.

Stock Options The exercise price of each stock option equals the market price of the company’s stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally cliff vest and expense is recognized on a straightline basis during the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2012	2011	2010

Weighted average expected lives	7.0 years	7.2 years	8.0 years
Weighted average risk-free interest rates	1.37%	2.08%	3.03%

Range of risk-free interest rates	1.28 – 1.38%	1.91 – 2.66%	3.02 – 3.15%
Weighted average expected volatility	28.1%	28.0%	27.2%
Range of expected volatility	28.1 – 28.3%	27.3 – 30.0%	27.2 – 27.6%
Dividend yield	2.5%	2.9%	4.4%

The company uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions.

A summary of the changes in stock options outstanding under the company’s option plans during 2012 is presented below:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Options outstanding at July 2, 2011	11,515	$24.33	4.6	$66
Granted	503	28.75	–	–
Exercised	(3,608)	25.16	–	–
Canceled/expired	(2,146)	27.86	–	–
Options outstanding at June 30, 2012	6,264	$23.01	3.2	$38
Options exercisable at June 30, 2012	5,704	$22.65	2.7	$37

The company received cash from the exercise of stock options during 2012 of $84 million. As of June 30, 2012, the company had $2.3 million of total unrecognized compensation expense related to stock option plans that will be recognized over the weighted average period of 1.1 years.

In millions except per share data	2012	2011	2010
Number of options exercisable at end of fiscal year	5,704	7,784	8,482
Weighted average exercise price of options exercisable at end of fiscal year	$22.65	$26.38	$27.31
Weighted average grant date fair value of options granted during the fiscal year	$ 6.35	$ 5.29	$ 2.92
Total intrinsic value of options exercised during the fiscal year	$ 23.5	$ 8.0	$ 0.9
Fair value of options that vested during the fiscal year	$ 16.9	$ 4.5	$ 6.3

Stock Unit Awards Restricted stock units (RSUs) are granted to certain employees to incent performance and retention over periods ranging from one to three years. Upon the achievement of defined parameters, the RSUs are generally converted into shares of the company’s common stock on a one-for-one basis and issued to the employees. A portion of all RSUs vest solely upon continued future service to the company. A portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the company. All RSU’s immediately vested upon the completion of the spin-off, with the exception of the RSU’s granted in November 2011. A summary of the changes in the stock unit awards outstanding under the company’s benefit plans during 2012 is presented below:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Nonvested share units at July 2, 2011	4,993	$19.73	1.1	$149
Granted	767	29.09	–	–
Vested	(4,463)	19.81	–	–
Forfeited	(957)	24.56	–	–
Nonvested share units at June 30, 2012	340	$26.24	0.7	$ 10
Exercisable share units at June 30, 2012	84	$20.67	4.8	$ 2

70/71      The Hillshire Brands Company

As of June 30, 2012, the company had $2 million of total unrecognized compensation expense related to stock unit plans that will be recognized over the weighted average period of 1.74 years.

In millions except per share data	2012	2011	2010
Stock Unit Awards
Fair value of share-based units that vested during the fiscal year	$ 88	$ 42	$ 35
Weighted average grant date fair value of share based units granted during the fiscal year	$29.09	$23.40	$15.56
All Stock-Based Compensation
Total compensation expense	$ 35	$ 41	$ 35
Tax benefit on compensation expense	$ 11	$ 15	$ 13

Note 10 – Employee Stock Ownership Plans (ESOP) The company maintains an ESOP that holds common stock of the company that is used to fund a portion of the company’s matching program for its 401(k) savings plan for domestic non-union employees. The purchase of the original stock by the ESOP was funded both with debt guaranteed by the company and loans from the company. The debt guaranteed by the company was fully paid in 2004, and only loans from the company to the ESOP remain. Each year, the company makes contributions that, with the dividends on the common stock held by the ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year’s debt service to the sum of the total principal and interest payments over the remaining life of the loan. The number of unallocated shares in the ESOP was 5 million at June 30, 2012 and 6 million at July 2, 2011. Expense recognition for the ESOP is accounted for under the grandfathered provisions contained within US GAAP.

The expense for the 401(k) recognized by the ESOP amounted to $14 million in 2012, $15 million in 2011 and $7 million in 2010. Payments to the ESOP were $6 million in 2012, $23 million in 2011 and $11 million in 2010.

Note 11 – Earnings Per Share

Net income (loss) per share – basic is computed by dividing income (loss) attributable to Hillshire Brands by the weighted average number of common shares outstanding for the period. Net income (loss) per share – diluted reflects the potential dilution that could occur if options and fixed awards to be issued under stock-based compensation arrangements were converted into common stock.

Options to purchase 384 thousand shares of common stock at June 30, 2012, 5.4 million shares of common stock at July 2, 2011 and 10.4 million shares of common stock at July 3, 2010 were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the company’s outstanding common stock, and therefore anti-dilutive. In 2012, the dilutive effect of stock options and award plans were excluded from the earnings per share calculation because they would be antidilutive given the loss in the period.

The following is a reconciliation of net income (loss) to net income (loss) per share – basic and diluted – for the years ended June 30, 2012, July 2, 2011 and July 3, 2010:

In millions except earnings per share	2012	2011 As Restated	2010 As Restated
Income (loss) from continuing operations attributable to Hillshire Brands	$ (22)	$ 56	$127
Net income from discontinued operations attributable to Hillshire Brands	867	1,207	391
Net income attributable to Hillshire Brands	$ 845	$1,263	$518
Average shares outstanding – basic	119	124	138
Dilutive effect of stock compensation	–	1	–
Diluted shares outstanding	119	125	138
Income (loss) per common share – Basic
Income (loss) from continuing operations	$(0.18)	$ 0.45	$0.92
Income from discontinued operations	7.31	9.71	2.85
Net income	$ 7.13	$10.16	$3.77
Income (loss) per common share – Diluted
Income (loss) from continuing operations	$(0.18)	$ 0.45	$0.92
Income from discontinued operations	7.31	9.66	2.83
Net income	$ 7.13	$10.11	$3.75

NOTES TO FINANCIAL STATEMENTS

Note 12 – Debt Instruments

The composition of the company’s long-term debt, which includes capital lease obligations, is summarized in the following table:

In millions	Maturity Date	2012	2011
Senior debt
3.875% notes	2013	–	500
10% zero coupon notes ($19 million face value)	2014	16	15
10% – 14.25% zero coupon notes ($105 million face value)	2015	82	72
2.75% notes	2016	400	400
4.1% notes	2021	278	400
6.125% notes	2033	152	500
Total senior debt		928	1,887
Obligations under capital lease		2	1
Other debt		15	16
Total debt		945	1,904
Unamortized discounts		(1)	(5)
Hedged debt adjustment to fair value		–	12
Total long-term debt		944	1,911
Less current portion		(5)	(1)
		$939	$1,910

In May 2012, the company issued $650 million in senior notes through a private placement. The offering consisted of $232 million of 3.60% senior notes due May 15, 2019, $120 million of 3.81% senior notes due May 15, 2020, $124 million of 4.03% senior notes due May 15, 2021 and $174 million of 4.20% senior notes due May 15, 2022. The proceeds were used to payoff existing indebtedness and for general purposes. As part of the spin-off, the company satisfied its obligations under these notes by effectively transferring the $650 million of indebtedness as part of the spin-off.

In April 2012, the company completed a tender offer for up to $470 million of combined aggregate principal amount of three series of its outstanding debt securities: 6.125% Notes due Nov. 2032, 4.10% Notes due 2020 and 2.75% Notes due 2015. Upon the expiration of the tender, the company accepted for purchase $348.4 million of 6.125% Notes and $121.6 million of the 4.10% Notes and recognized $26 million of charges associated with the early extinguishment of this debt.

In April 2012, the company redeemed all of its 3.875% Notes due 2013, of which the aggregate principal amount outstanding was $500 million. A charge of $13 million was incurred related to the early extinguishment of this debt.

On September 7, 2010, the company completed a tender offer for any and all of its 6 1/4% Notes due September 15, 2011, of which $1.11 billion aggregate principal amount was outstanding. At the time of expiration of the tender offer, $653.3 million of the 6 1/4% notes had been validly tendered. On September 8, 2010, the company announced that it was redeeming the remaining $456.7 million of aggregate principal outstanding of the 6 1/4% Notes. This debt was redeemed on October 8, 2010. The company recognized a total charge of $55 million in 2011 associated with the early extinguishment of this debt.

The charges associated with the early extinguishment of debt are reported on the Debt extinguishment costs line of the Consolidated Income Statement.

In September 2010, the company issued $400 million 2.75% Notes due in September 2015 and $400 million 4.1% Notes due in September 2020, the proceeds of which were used to fund a portion of the redemption of the 6 1/4% Notes. The remaining portion of the redemption of the 6 1/4% Notes in the second quarter of 2011 was funded by cash on hand and the net proceeds from commercial paper issuances.

Payments required on long-term debt during the years ending 2013 through 2017 are $5 million, $18 million, $82 million, $400 million and nil, respectively. The company made cash interest payments of $73 million, $99 million and $118 million in 2012, 2011 and 2010, respectively.

The company had a $1.2 billion revolving credit facility that matured on the date on which the spin-off was consummated. It was replaced by a $750 million revolving credit facility that matures in May 2017. The credit facility has an annual fee of 0.15% as of June 30, 2012. Pricing under this facility is based on the company’s current credit rating. As of June 30, 2012, the company did not have any borrowings outstanding under the credit facility. This agreement supports commercial paper borrowings and other financial instruments. The company had $57 million of letters of credit under this facility outstanding as of June 30, 2012. The company’s credit facility and debt agreements contain customary representations, warranties and events of default, as well as, affirmative, negative and financial covenants with which the company is in compliance. One financial covenant includes a requirement to maintain an interest coverage ratio of not less than 2.0 to 1.0. The interest coverage ratio is based on the ratio of EBIT to consolidated net interest expense with consolidated EBIT equal to net income plus interest expense, income tax expense, and extraordinary or non-recurring non-cash charges and gains. For the 12 months ended June 30, 2012, the company’s interest coverage ratio was 8.0 to 1.0.

72/73          The Hillshire Brands Company

The financial covenants also include a requirement to maintain a leverage ratio of not more than 3.50 to 1.00. The leverage ratio is based on the ratio of consolidated total indebtedness to an adjusted consolidated EBITDA. For the 12 months ended June 30, 2012, the leverage ratio was 2.3 to 1.0.

Selected data on the company’s short-term obligations follow:

In millions	2012	2011	2010
Maximum month-end borrowings	$335	$503	$95
Average borrowings during the year	97	242	27
Year-end borrowings	–	198	22
Weighted average interest rate during the year	0.34%	0.31%	0.26%
Weighted average interest rate at year-end	–	0.30	0.32

Note 13 – Leases

The company leases certain facilities, equipment and vehicles under agreements that are classified as either operating or capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases have terms of generally less than seven years.

In millions	June 30, 2012	July 2, 2011
Gross book value of capital lease assets included in property	$4	$4
Net book value of capital lease assets included in property	2	1

Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases having an original term greater than one year at June 30, 2012 were as follows:

In millions	Capital Leases	Operating Leases
2013	$1	$23
2014	1	19
2015	–	13
2016	–	11
2017	–	10
Thereafter	–	82
Total minimum lease payments	2	$158
Amounts representing interest	–
Present value of net minimum payments	2
Current portion	1
Noncurrent portion	$1

In millions	2012	2011	2010
Depreciation of capital lease assets	$1	$1	$1
Rental expense under operating leases	23	28	33

Note 14 – Contingencies and Commitments Contingent Liabilities

The company is a party to various pending legal proceedings, claims and environmental actions by government agencies. The company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter.

Aris This is a consolidation of cases filed by individual complainants with the Republic of the Philippines, Department of Labor and Employment and the National Labor Relations Commission (NLRC) from 1998 through July 1999. The complaint alleges unfair labor practices due to the termination of manufacturing operations in the Philippines by Aris Philippines, Inc. (Aris), a former subsidiary of the company. The complaint names the company as a party defendant. In 2006, the arbitrator ruled against the company and awarded the plaintiffs approximately $80 million in damages and fees. This ruling was appealed by the company and subsequently set aside by the NLRC in December 2006. Both the complainants and the company have filed motions for reconsideration. The company continues to believe that the plaintiffs’ claims are without merit; however, it is reasonably possible that this case will be ruled against the company and have a material adverse impact on the company’s results of operations and cash flows. The company has initiated settlement discussions for this case and has established an accrual for the estimated settlement amount.

Multi-Employer Pension Plans The company participates in a multi-employer pension plan that provides retirement benefits to certain employees covered by collective bargaining agreements (MEPP). Participating employers in a MEPP are jointly responsible for any plan underfunding. MEPP contributions are established by the applicable collective bargaining agreements; however, the MEPPs may impose increased contribution rates and surcharges based on the funded status of the plan and the provisions of the Pension Protection Act, which requires substantially underfunded MEPPs to implement rehabilitation plans to improve funded status. Factors that could impact funded status of a MEPP include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions.

NOTES TO FINANCIAL STATEMENTS

In addition to regular contributions, the company could be obligated to pay additional contributions (known as a complete or partial withdrawal liability) if a MEPP has unfunded vested benefits. These withdrawal liabilities, which would be triggered if the company ceases to make contributions to a MEPP with respect to one or more collective bargaining units, would equal the company’s proportionate share of the unfunded vested benefits based on the year in which the liability is triggered. The company believes that the MEPP in which it currently participates has significant unfunded vested benefits. Withdrawal liability triggers could include the company’s decision to close a plant or the dissolution of a collective bargaining unit. Due to uncertainty regarding future withdrawal liability triggers, we are unable to determine the amount and timing of the company’s future withdrawal liability, if any, or whether the company’s participation in MEPPs could have any material adverse impact on its financial condition, results of operations or liquidity. Disagreements over potential withdrawal liability may lead to legal disputes.

The company’s regularly scheduled contributions to MEPPs related to continuing operations totaled approximately $2 million in 2012, $3 million in 2011 and $4 million in 2010.

Guarantees The company is a party to a variety of agreements under which it may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts entered into by the company under which the company agrees to indemnify a third party against losses arising from a breach of representations and covenants related to matters such as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by the company is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow the company to challenge the other party’s claims. In addition, the company’s obligations under these agreements may be limited in terms of time and/or amount, and in some cases the company may have recourse against third parties for certain payments made by the company. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of the company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the company under these agreements have not had a material effect on the company’s business, financial condition or results of operations. The company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the company’s business, financial condition or results of operations.

The material guarantees for which the maximum potential amount of future payments can be determined, are as follows:

Contingent Lease Obligations The company is contingently liable for leases on property operated by others. At June 30, 2012, the maximum potential amount of future payments the company could be required to make, if all of the current operators default on the rental arrangements, is $27 million. The minimum annual rentals under these leases are $9 million in 2013, $9 million in 2014, $8 million in 2015, $1 million in 2016 and nil thereafter. The largest components of these amounts relate to a number of retail store leases operated by Coach, Inc. Coach, Inc. is contractually obligated to provide the company, on an annual basis, with a standby letter of credit approximately equal to the next year’s rental obligations. The letter of credit in place at the close of 2012 was $7 million. This obligation to provide a letter of credit expires when the company’s contingent lease obligation is substantially extinguished. The company has not recognized a liability for the contingent obligation on the Coach, Inc. leases.

Contingent Debt Obligations and Other The company has guaranteed the payment of certain third-party debt. The maximum potential amount of future payments that the company could be required to make, in the event that these third parties default on their debt obligations, is $15 million. At the present time, the company does not believe it is probable that any of these third parties will default on the amount subject to guarantee.

In 2010, the company recognized a $26 million charge for a Mexican tax indemnification related to the company’s direct selling business that was sold in 2006.

Note 15 – Financial Instruments Background Information

The company uses derivative financial instruments, including forward exchange, futures, options and swap contracts, to manage its exposures to foreign exchange, commodity prices and interest rate risks. The use of these derivative financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the company. The company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. More information concerning accounting for financial instruments can be found in Note 2 – Summary of Significant Accounting Policies.

74/75          The Hillshire Brands Company

TYPES OF DERIVATIVE INSTRUMENTS

Interest Rate and Cross Currency Swaps The company utilizes interest rate swap derivatives to manage interest rate risk, in order to maintain a targeted amount of both fixed-rate and floating-rate long term debt and notes payable. Interest rate swap agreements that are effective at hedging the fair value of fixed-rate debt agreements are designated and accounted for as fair value hedges. The company currently has a fixed interest rate on virtually 100% of long-term debt and notes payable issued.

The company has issued certain foreign-denominated debt instruments and utilizes cross currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt. Cross currency swap agreements that are effective at hedging the variability of foreign-denominated cash flows are designated and accounted for as cash flow hedges. In 2012, the company paid $156 million to settle a €333 million notional value cross currency swap. This derivative instrument had effectively converted the currency base of a 2002 U.S. dollar debt issuance into euros. The cash outflow has been reflected in the Repayments of other debt and derivatives line in the Financing section of the Consolidated Statement of Cash Flows. In the fourth quarter of 2012, the company entered into an offsetting cross currency swap to neutralize the remaining €229 million due under an existing cross currency swap that matures in June 2013. The net cash due upon settlement of both derivative instruments is approximately $40 million.

Currency Forward Exchange, Futures and Option Contracts Prior to the spin-off of the majority of its international operations in June 2012, the company used forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign-currency-denominated intercompany transactions, foreign-denominated investments (including subsidiary net assets) and other known foreign currency exposures. Gains and losses on the derivative instruments were intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. Forward currency exchange contracts which were effective at hedging the fair value of a recognized asset or liability were designated and accounted for as fair value hedges. Forward currency contracts that act as a hedge of changes in the underlying foreign currency denominated subsidiary net assets were accounted for as net investment hedges. All remaining currency forward and options contracts are accounted for as mark-to-market hedges. The principal currencies that were hedged by the company include the European euro, Australian dollar and Canadian dollar. The company hedged virtually all foreign exchange risk derived from recorded transactions and firm commitments and only hedged foreign exchange risk related to anticipated transactions where the exposure was potentially significant.

Commodity Futures and Options Contracts The company uses commodity futures and options to hedge a portion of its commodity price risk. The principal commodities hedged by the company include hogs, beef, natural gas, diesel fuel, corn, wheat and other ingredients. The company does not use significant levels of commodity financial instruments to hedge commodity prices and primarily relies upon fixed rate supplier contracts to determine commodity pricing. In circumstances where commodity-derivative instruments are used, there is a high correlation between the commodity costs and the derivative instruments. For those instruments where the commodity instrument and underlying hedged item correlate between 80 –125%, the company accounts for those contracts as cash flow hedges. However, the majority of commodity derivative instruments are accounted for as mark-to-market hedges. The company only enters into futures and options contracts that are traded on established, well-recognized exchanges that offer high liquidity, transparent pricing, daily cash settlement and collateralization through margin requirements.

NON-DERIVATIVE INSTRUMENTS

Prior to the spin-off of the international coffee and tea operations, the company used non-derivative instruments such as non-U.S. dollar financing transactions or non-U.S. dollar assets or liabilities, including intercompany loans, to hedge the exposure of changes in underlying foreign currency denominated subsidiary net assets, and they were declared as Net Investment Hedges.

NOTES TO FINANCIAL STATEMENTS

NOTIONAL VALUES

In millions	June 30, 2012	July 2, 2011	Hedge Coverage (Number of Months)
Swap contracts
Rec. fixed/pay float –interest rate swap notional	$ –	$ 150	–
Rec. fixed/pay fixed –cross currency swaps notional [1]	(40)	813	12
Foreign currency forward contracts [1]
Commitments to purchase foreign currencies	$ –	$ 943	–
Commitments to sell foreign currencies	–	(945)	–
Commodity contracts
Commodity future contracts [3]
Grains and oilseeds	$ 56	$ 63	9
Energy	27	38	12
Other commodities	25	16	8
Commodity options contracts [2]	–	4	6
Net investment hedges	$ –	$4,052	–
[1]	The notional value is calculated using the exchange rates as of reporting date.
[2]	Option contract notional values are determined by the ratio of the change in option value to the change in the underlying hedged item.
[3]	Commodity futures contracts are determined by the initial cost of the contract.

Cash Flow Presentation The cash receipts and payments from a derivative instrument are classified according to the nature of the instrument, when realized, generally in investing activities unless otherwise disclosed. However, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge are classified in the same category as the cash flows from the items being hedged provided the derivative does not include a financing element at inception. If a derivative instrument includes a financing element at inception, all cash inflows and outflows of the derivative instrument are considered cash flows from financing activities. If for any reason hedge accounting is discontinued, any remaining cash flows after that date shall be classified consistent with mark-to-market instruments.

Contingent Features/ Concentration of Credit Risk All of the company’s derivative instruments are governed by International Swaps and Derivatives Association (i.e. ISDA) master agreements, requiring the company to maintain an investment grade credit rating from both Moody’s and Standard & Poor’s credit rating agencies. If the company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counter-parties to the derivative instruments could request immediate payment or demand immediate collateralization on the derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position was $40 million on June 30, 2012 and $259 million on July 2, 2011, for which the company has posted no collateral. If the credit-risk-related contingent features underlying these agreements were triggered on June 30, 2012 and July 2, 2011, the company would be required to post collateral of, at most, $40 million and $259 million, respectively, with its counterparties.

A large number of major international financial institutions are counterparties to the company’s financial instruments including cross currency swaps, interest rate swaps, and currency exchange forwards and swaps. The company enters into financial instrument agreements only with counterparties meeting very stringent credit standards (a credit rating of A-/A3 or better), limiting the amount of agreements or contracts it enters into with any one party and, where legally available, executing master netting agreements. These positions are continually monitored. While the company may be exposed to credit losses in the event of nonperformance by individual counterparties of the entire group of counterparties, it has not recognized any losses with these counterparties in the past and does not anticipate material losses in the future.

Trade accounts receivable due from customers that the company considers highly leveraged were $52 million at June 30, 2012 and $133 million at July 2, 2011.

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

The carrying amounts of cash and equivalents, trade accounts receivables, accounts payable, derivative instruments and notes payable approximate fair values due to their short-term nature. The carrying value of derivative instruments approximate fair value but may be considered Level 1 or Level 2 based on the valuation inputs used (see balance sheet classification and fair value determination in the table presented later in this disclosure.) The fair value of the company’s long-term debt (considered Level 2), including the current portion, is estimated using discounted cash flows based on the company’s current incremental borrowing rates for similar types of borrowing arrangements.

	June 30, 2012		July 2, 2011
In millions	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Long-term debt, including current portion	$1,004	945	$1,914	1,911

76/77      The Hillshire Brands Company

Information on the location and amounts of derivative fair values in the Condensed Consolidated Balance Sheet at June 30, 2012 and July 2, 2011 is as follows:

	Assets				Liabilities
	Other Current Assets		Other Non-Current Assets		Accrued Liabilities – Other		Other
In millions	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Derivatives Designated as Hedging Instruments
Interest rate contracts[2]	$–	$ –	$–	$12	$ –	$ –	$–	$ –
Foreign exchange contracts[2]	–	–	–	–	40	191	–	66
Total derivatives designated as hedging instruments	–	–	–	12	40	191	–	66
Derivatives Not Designated as Hedging Instruments
Foreign exchange contracts[2]	1	11	–	–	–	2	–	–
Commodity contracts[1]	–	1	–	–	–	–	–	–
Total derivatives not designated as hedging instruments	1	12	–	–	–	2	–	–
Total derivatives	$1	$12	$–	$12	$40	$193	$–	$66
[1]	Categorized as level 1: Fair value of level 1 assets and liabilities as of June 30, 2012 are nil and nil and at July 2, 2011 are $1 million and nil, respectively.
[2]	Categorized as level 2: Fair value of level 2 assets and liabilities as of June 30, 2012 are $1 million and $40 million and at July 2, 2011 are $23 million and $259 million, respectively.

Information related to our cash flow hedges, net investment hedges, fair value hedges and other derivatives not designated as hedging instruments for the periods ended June 30, 2012, and July 2, 2011, follows:

		Interest Rate Contracts		Foreign Exchange Contracts		Commodity Contracts		Total
In millions	Year ended	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Cash Flow Derivatives
Amount of gain (loss) recognized in other comprehensive income (OCI)[1]		$(8)	$2	$ –	$ (69)	$13	$14	$ 5	$ (53)
Amount of gain (loss) reclassified from AOCI into earnings1, [2]		(3)	3	2	(82)	2	15	1	(64)
Amount of ineffectiveness recognized in earnings3, [4]		–	–	(2)	(9)	2	(1)	–	(10)
Amount of gain (loss) expected to be reclassified into earnings during the next twelve months		–	–	–	(7)	10	–	10	(7)
Net Investment Derivatives
Amount of gain (loss) recognized in OCI[1]		–	–	604	(672)	–	–	604	(672)
Amount of gain (loss) recognized from OCI into earnings[6]		–	–	(446)	12	–	–	(446)	12
Amount of gain (loss) recognized from OCI into spin-off dividend[7]		–	–	324	–	–	–	324	–
Fair Value Derivatives
Amount of derivative gain (loss) recognized in earnings[5]		1	6	–	–	–	–	1	6
Amount of hedged item gain (loss) recognized in earnings[5]		4	4	–	–	–	–	4	4
Derivatives Not Designated as Hedging Instruments
Amount of gain (loss) recognized in Cost of Sales		–	–	–	–	(2)	1	(2)	1
Amount of gain (loss) recognized in SG&A		–	–	(15)	24	–	6	(15)	30
[1]	Effective portion.
[2]

Gain (loss) reclassified from AOCI into earnings is reported in interest or debt extinguishment , for interest rate swaps, in selling, general, and administrative (SG&A) expenses for foreign exchange contracts and in cost of sales for commodity contracts.

[3]	Gain (loss) recognized in earnings is related to the ineffective portion and amounts excluded from the assessment of hedge effectiveness.
[4]	Gain (loss) recognized in earnings is reported in interest expense for foreign exchange contract and SG&A expenses for commodity contracts.
[5]

The amount of gain (loss) recognized in earnings on the derivative contracts and the related hedged item is reported in interest or debt extinguishment, for the interest rate contracts and SG&A for the foreign exchange contracts.

[6]	The gain (loss) recognized from OCI into earnings is reported in gain on sale of discontinued operations.
[7]	The gain (loss) recognized from OCI into the spin-off dividend is reported in Retained Earnings as a result of the spin-off

NOTES TO FINANCIAL STATEMENTS

Note 16 – Defined Benefit Pension Plans

The company sponsors a number of U.S. and Canadian pension plans to provide retirement benefits to certain employees. The benefits provided under these plans are based primarily on years of service and compensation levels.

Measurement Date and Assumptions A fiscal year end measurement date is utilized to value plan assets and obligations for all of the company’s defined benefit pension plans.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of continuing operations were as follows:

	2012	2011	2010
Net periodic benefit cost
Discount rate	5.5%	5.4%	6.5%
Long-term rate of return on plan assets	6.5	7.3	7.6
Rate of compensation increase	NA	NA	3.5
Plan obligations
Discount rate	4.2%	5.5%	5.4%
Rate of compensation increase	NA	NA	NA

The discount rate is determined by utilizing a yield curve based on high-quality fixed-income investments that have a AA bond rating to discount the expected future benefit payments to plan participants. Compensation increase assumptions are based upon historical experience and anticipated future management actions. Compensation changes for participants in the U.S. plans no longer have an impact on the benefit cost or plan obligations as the participants in the U.S. salaried plan will no longer accrue additional benefits. In determining the long-term rate of return on plan assets, the company assumes that the historical long-term compound growth rates of equity and fixed-income securities and other plan investments will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

Net Periodic Benefit Cost and Funded Status The components of the net periodic benefit cost for continuing operations were as follows:

In millions	2012	2011	2010
Components of defined benefit net periodic benefit cost
Service cost	$ 9	$ 7	$ 17
Interest cost	73	73	75
Expected return on assets	(86)	(81)	(66)
Amortization of Prior service cost	1	1	(2)
Net actuarial loss	3	13	33
Net periodic benefit cost	$ –	$ 13	$ 57

In 2012, the company recognized $1 million of settlement losses associated with plan settlements resulting from the payment of lump-sum benefits to plan participants. The disposition of the North American fresh bakery business resulted in the recognition of a $36 million net settlement loss in 2012 as a result of the assumption of the related plan liabilities by the buyer. In 2011, the company recognized a curtailment loss of $5 million associated with the fresh bakery businesses as a result of the expected decline in expected years of future service associated with the planned disposition of this business. The amounts recognized in 2011 are being reported as part of the results of discontinued operations. See Note 5 –Discontinued Operations for additional information.

In March 2010, the company announced changes to its U.S. defined benefit pension plans for salaried employees whereby participants would no longer accrue benefits under these plans. All future retirement benefits will be provided through a defined contribution plan. The benefit plan changes resulted in the elimination of any expected years of future service associated with these plans. As a result, a pretax curtailment gain of $25 million was recognized, of which $20 million impacted continuing operations and $5 million impacted discontinued operations. The curtailment gain resulted from the recognition of $3 million of previously unamortized net prior service credits associated with these benefit plans as well as a $22 million reduction in the projected benefit obligation associated with one of the plans.

In 2010, the company also recognized a curtailment loss of $10 million associated with its household and body care businesses as a result of the expected decline in expected years of future service. This amount is being reported as part of the results of discontinued operations. See Note 5 – Discontinued Operations for additional information.

The net periodic benefit cost associated with the North American fresh bakery operations are recognized in discontinued operations as the buyer assumed all of the pension liabilities associated with those businesses.

The net periodic benefit cost of the defined benefit pension plans in 2012 was $13 million lower than in 2011. The decrease was primarily due to a reduction in the amortization of net actuarial losses due to actuarial gains recognized during 2011, which reduced the amount of actuarial losses to be amortized as of the end of 2011.

The net periodic benefit cost of the company’s defined benefit pension plans in 2011 was $44 million lower than in 2010. The decrease was primarily due to an increase in expected return on assets due to an increase in plan assets resulting from improved assets returns as well as a $200 million contribution into the U.S. plans in the fourth quarter of 2010. The benefit costs were also favorably impacted by a reduction in service cost and amortization due to the freezing of the U.S salaried pension plan, which not only reduced the amount of actuarial loss to be amortized but also increased the period of time over which the amount is to being amortized.

78/79      The Hillshire Brands Company

The amount of prior service cost and net actuarial loss that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost in continuing operations during 2013 is $1 million and $5 million, respectively.

The funded status of defined benefit pension plans at the respective year-ends was as follows:

In millions	2012	2011
Projected benefit obligation
Beginning of year	$1,377	$1,378
Service cost	9	7
Interest cost	73	73
Plan amendments/other	1	8
Benefits paid	(73)	(64)
Actuarial (gain) loss	294	(26)
Foreign exchange	(1)	1
End of year	$1,680	$1,377
Fair value of plan assets
Beginning of year	$1,259	$1,136
Actual return on plan assets	321	180
Employer contributions	9	6
Benefits paid	(73)	(64)
Foreign exchange	(1)	1
End of year	1,515	1,259
Funded status	$(165)	$(118)
Amounts recognized on the consolidated balance sheets
Noncurrent asset	$5	$8
Accrued liabilities	(4)	(6)
Pension obligation	(166)	(120)
Net asset (liability) recognized	$(165)	$(118)
Amounts recognized in accumulated other comprehensive income
Unamortized prior service cost	$7	$7
Unamortized actuarial loss, net	263	220
Total	$270	$227

The underfunded status of the plans increased from $118 million in 2011 to $165 million in 2012, due to a $303 million increase in plan obligations resulting from $294 million of actuarial losses driven by the decline in the discount rate which was only partially offset by a $256 million increase in plan assets. The increase in plan assets was the result of the strong investment performance during the year.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligations of the company’s pension plans as of the measurement dates in 2012 and 2011 were $1.680 billion and $1.376 billion, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

In millions	2012	2011
Projected benefit obligation	$1,351	$1,113
Accumulated benefit obligation	1,350	1,113
Fair value of plan assets	1,180	987

Plan Assets, Expected Benefit Payments and Funding The fair value of pension plan assets as of June 30, 2012 was determined as follows:

		Quoted
		Prices in
		Active	Significant
		Market for	Other
		Identical	Observable
	Total Fair	Assets	Inputs
In millions	Value	(Level 1)	(Level 2)
Equity securities
Non-U.S. securities – pooled funds	$ 38	$ 38	$–
Fixed income securities
Government bonds	247	247	–
Corporate bonds	934	934	–
U.S. pooled funds	168	168	–
Non-U.S. pooled funds	–	–	–
Total fixed income securities	1,349	1,349	–
Real estate	21	21	–
Cash and equivalents	14	14	–
Derivatives	83	74	9
Other	10	10	–
Total fair value of assets	$1,515	$1,506	$9

The fair value of pension plan assets as of July 2, 2011 was determined as follows:

		Quoted
		Prices in
		Active	Significant
		Market for	Other
		Identical	Observable
	Total Fair	Assets	Inputs
In millions	Value	(Level 1)	(Level 2)
Equity securities
Non-U.S. securities – pooled funds	$ 45	$ 45	$ –
Fixed income securities
Government bonds	110	110	–
Corporate bonds	829	829	–
U.S. pooled funds	157	157	–
Non-U.S. pooled funds	–	–	–
Total fixed income securities	1,096	1,096	–
Real estate	20	20	–
Cash and equivalents	6	6	–
Derivatives	81	61	20
Other	11	11	–
Total fair value of assets	$1,259	$1,239	$20

NOTES TO FINANCIAL STATEMENTS

Level 1 assets were valued using market prices based on daily net asset value (NAV) or prices available through a public stock exchange. Level 2 assets were valued primarily using market prices, derived from either an active market quoted price, which may require adjustments to account for the attributes of the asset, or an inactive market transaction. The company did not have any level 3 assets, which would include assets for which values are determined by non-observable inputs. See Note 15 – Financial Instruments for additional information as to the fair value hierarchy.

The percentage allocation of pension plan assets based on a fair value basis as of the respective year-end measurement dates is as follows:

	2012	2011
Asset category
Equity securities	6%	3%
Debt securities	91	89
Real estate	1	2
Cash and other	2	6
Total	100%	100%

The overall investment objective is to manage the plan assets so that they are sufficient to meet the plan’s future obligations while maintaining adequate liquidity to meet current benefit payments and operating expenses. The actual amount for which these obligations will be settled depends on future events and actuarial assumptions. These assumptions include the life expectancy of the plan participants and salary inflation. The resulting estimated future obligations are discounted using an interest rate curve that represents a return that would be required from high quality corporate bonds. The company has adopted a liability driven investment (LDI) strategy which consists of investing in a portfolio of assets whose performance is driven by the performance of the associated pension liability. This means that plan assets managed under an LDI strategy may underperform general market returns, but should provide for lower volatility of funded status as its return matches the pension liability movement. Over time, as pension obligations become better funded, the company will further de-risk its investments and increase the allocation to fixed income.

As noted in the above table, on an aggregate fair value basis, the plan is currently at 91% fixed income securities and 6% equity securities. On a notional value basis, the plan assets include investments in equity market futures which effectively moves the asset allocation to the established targets of 84% fixed income and 9% equity. Fixed income securities can include, but are not limited to, direct bond investments, pooled or indirect bond investments and cash. Other investments can include, but are not limited to, international and domestic equities, real estate, commodities and private equity. Derivative instruments may also be used in concert with either fixed income or equity investments to achieve desired exposure or to hedge certain risks. Derivative instruments can include, but are not limited to, futures, options, swaps or swaptions. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. The responsibility for the investment strategies typically lies with a committee and the composition of the committee depends on plan jurisdiction.

Pension assets at the 2012 and 2011 measurement dates do not include any direct investment in the company’s debt or equity securities. Substantially all pension benefit payments are made from assets of the pension plans. It is anticipated that the future benefit payments will be as follows: $69 million in 2013, $71 million in 2014, $74 million in 2015, $77 million in 2016, $81 million in 2017 and $450 million from 2018 to 2022. The company expects to contribute approximately $4 million of cash to its pension plans in 2013.

Defined Contribution Plans The company sponsors defined contribution plans, which cover certain salaried and hourly employees. The company’s cost is determined by the amount of contributions it makes to these plans. The amounts charged to expense for contributions made to these defined contribution plans related to continuing operations totaled $21 million in 2012, $27 million in 2011 and $25 million in 2010.

Multi-employer Plans The company participates in a multi-employer plan that provides defined benefits to certain employees covered by collective bargaining agreements. Such plans are usually administered by a board of trustees composed of the management of the participating companies and labor representatives. In September 2011, the FASB issued guidance for disclosures of multiemployer pension and other postretirement benefit plans. The guidance requires an employer to provide additional quantitative and qualitative disclosures for these plans that provide more detailed information about an employer’s participation in these types of plans.

80/81          The Hillshire Brands Company

The company previously contributed to several multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that covered various union-represented employees but currently only contributes to one of these plans. The risks of participating in these multiemployer plans are different from single-employer plans. Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligation of the plan may be borne by the remaining participating employers. If we stop participating in a plan, we may be required to pay that plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability. None of the contributions to the pension funds for continuing operations was in excess of 5% or more of the total plan contributions for plan years 2012, 2011 and 2010. There are no contractually required minimum contributions to the plans as of June 30, 2012.

The net pension cost of these plans is equal to the annual contribution determined in accordance with the provisions of negotiated labor contracts. The contributions for plans related to continuing operations were $2 million in 2012, $3 million in 2011 and $4 million in 2010. Assets contributed to such plans are not segregated or otherwise restricted to provide benefits only to the employees of the company. The future cost of these plans is dependent on a number of factors including the funded status of the plans and the ability of the other participating companies to meet ongoing funding obligations.

The company’s participation in these multiemployer plans for fiscal 2012 is outlined below. The EIN/Pension Plan Number column provides the Employer Identification Number (EIN) and the three digit plan number, if applicable. Unless otherwise noted, the most recent PPA zone status available in 2012 and 2011 is for the plan’s year beginning January 1, 2012 and 2011, respectively. The zone status is based on information that the company has received from the plan and is certified by plans’ actuaries. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded. The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreements to which the plans are subject. There have been no significant changes that affect the comparability of contributions from year to year.

In addition to regular contributions, the company could be obligated to pay additional contributions (known as complete or partial withdrawal liabilities) if a multi-employer pension plan (MEPP) has unfunded vested benefits. The company recognized a partial withdrawal liability of $22 million in 2010 related to one collective bargaining agreement. The charge was recognized in the results of discontinued operations in the Consolidated Statements of Income as it related to the North American fresh bakery business.

Note 17 – Postretirement Health-care and Life-insurance Plans

The company provides health-care and life-insurance benefits to certain retired employees and their covered dependents and beneficiaries. Generally, employees who have attained age 55 and have rendered 10 or more years of service are eligible for these postretirement benefits. Certain retirees are required to contribute to plans in order to maintain coverage.

Measurement Date And Assumptions A fiscal year end measurement date is utilized to value plan assets and obligations for the company’s postretirement health-care and life-insurance plans pursuant to the accounting rules.

The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years ending June 30, 2012 were:

	2012	2011	2010
Net periodic benefit cost
Discount rate	5.3%	5.1%	6.3%
Plan obligations
Discount rate	3.8	5.3	5.1
Health-care cost trend assumed for the next year	7.5	8.0	8.0
Rate to which the cost trend is assumed to decline	5.0	5.0	5.0
Year that rate reaches the ultimate trend rate	2017	2017	2016

		PPA Zone Status		FIP/RP Status		Contributions (in millions)
	EIN/Pension Plan Number	2012	2011	Pending/ Implemented	2012	2011	2010	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
Pension Fund Plan Name
Bakery and Confectionary Union & Industry Intl Pension Fund	52-6118572/001	Red	Green	Pending – no later than Nov 2012	$2	$ 2	$ 3	5% – Jun 1 – Dec 31 2012; 10% in 2013	Oct 2014
All other plans					–	1	1	N/A	N/A

NOTES TO FINANCIAL STATEMENTS

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

In millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest components	$ 2	$ (2)
Effect on postretirement benefit obligation	10	(9)

NET PERIODIC BENEFIT COST AND FUNDED STATUS

The components of the net periodic benefit cost associated with continuing operations were as follows:

In millions	2012	2011	2010
Components of defined benefit net periodic cost (income)
Service cost	$ 2	$ 2	$ 1
Interest cost	3	5	5
Net amortization and deferral	(8)	(9)	(8)
Net periodic benefit cost (income)	$ (3)	$ (2)	$ (2)

The amount of the prior service credits, net actuarial loss and net initial asset that is expected to be amortized from accumulated other comprehensive income and reported as a component of net periodic benefit cost during 2013 is $9 million of income, $1 million of expense and $1 million of income, respectively.

The funded status of postretirement health-care and life-insurance plans related to continuing operations at the respective year-ends were:

In millions	2012	2011
Accumulated postretirement benefit obligation
Beginning of year	$ 84	$ 95
Service cost	2	2
Interest cost	3	5
Net benefits paid	(8)	(8)
Plan participant contributions	2	1
Actuarial (gain) loss	18	(11)
End of year	101	84
Fair value of plan assets	1	1
Funded status	$ (100)	$ (83)
Amounts recognized on the consolidated balance sheets
Accrued liabilities	$(6)	$(6)
Other liabilities	(94)	(77)
Total liability recognized	$ (100)	$ (83)
Amounts recognized in accumulated other comprehensive loss
Unamortized prior service credit	$ (29)	$ (23)
Unamortized net actuarial loss	25	12
Unamortized net initial asset	(1)	(3)
Total	$ (5)	$ (14)

EXPECTED BENEFIT PAYMENTS AND FUNDING Substantially all postretirement health-care and life-insurance benefit payments are made by the company. Using expected future service, it is anticipated that the future benefit payments that will be funded by the company will be as follows: $7 million in 2013 through 2017 and $38 million from 2018 to 2022.

The Medicare Part D subsidy received by the company was $ 1 million in 2012 and 2010. The subsidy received in 2011 was less than $1 million.

Note 18 – Income Taxes

The provisions for income taxes on continuing operations computed by applying the U.S. statutory rate to income from continuing operations before taxes as reconciled to the actual provisions were:

	2012	2011 As Restated	2010 As Restated
Income (loss) from continuing operations before income taxes
United States	(89.8)%	104.4%	92.6%
Foreign	(10.2)	(4.4)	7.4
	(100.0)%	100.0%	100.0%
Tax expense (benefit) at U.S. statutory rate	(35.0)%	35.0%	35.0%
State income taxes	0.3	2.7	3.9
Finalization of tax reviews and audits and changes in estimate on tax contingencies	(2.1)	4.1	(143.5)
Domestic production deduction	–	(3.9)	(7.7)
Employee benefit deductions	(8.1)	(4.7)	(1.9)
Non-taxable indemnification agreements	(20.9)	–	14.4
Non-deductible professional fees	27.8	3.6	–
Tax provision adjustments	(6.8)	(4.3)	(3.0)
Other, net	3.1	–	0.7
Taxes at effective worldwide tax rates	(41.7)%	32.5%	(102.1)%

The tax expense related to continuing operations decreased $42 million in 2012 due primarily to a decline in pretax income from continuing operations of $120 million.

The tax expense related to continuing operations increased $91 million in 2011. The increase in tax expense in 2011 was due primarily to the year-over-year impact of a net tax benefit reported in 2010 that included a $90 million tax benefit for the release of certain contingent tax obligations after statutes in multiple jurisdictions lapsed and certain tax regulatory examinations and reviews were resolved.

The company intends to continue to reinvest all of its earnings outside of the U.S. and, therefore, has not recognized U.S. tax expense on these earnings. U.S. federal income tax and withholding tax on these foreign unremitted earnings would be immaterial.

82/83      The Hillshire Brands Company

Current and deferred tax provisions (benefits) were:

In millions		2012		2011 As Restated		2010 As Restated
	Current	Deferred	Current	Deferred	Current	Deferred
U.S.	$(16)	$2	$(4)	$29	$(150)	$79
Foreign	(1)	–	(1)	1	2	–
State	3	(3)	5	(3)	4	1
	$(14)	$(1)	$–	$27	$(144)	$80

Cash payments for income taxes from continuing operations were $26 million in 2012, $36 million in 2011 and $176 million in 2010.

Hillshire Brands and eligible subsidiaries file a consolidated U.S. federal income tax return. The company uses the asset-and-liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax liability or asset for each temporary difference is determined based upon the tax rates that the company expects to be in effect when the underlying items of income and expense are realized. The company’s expense for income taxes includes the current and deferred portions of that expense. A valuation allowance is established to reduce deferred tax assets to the amount the company expects to realize.

The deferred tax liabilities (assets) at the respective year-ends were as follows:

In millions	2012	2011 As Restated
Deferred tax (assets)
Pension liability	$(73)	$(54)
Employee benefits	(113)	(135)
Unrealized foreign exchange	–	(180)
Nondeductible reserves	(63)	(54)
Net operating loss and other tax carryforwards	(49)	(51)
Investment in subsidiary	–	(257)
Other	(16)	(14)
Gross deferred tax (assets)	(314)	(745)
Less valuation allowances	60	208
Net deferred tax (assets)	(254)	(537)
Deferred tax liabilities
Property, plant and equipment	69	117
Intangibles	35	48
Unrepatriated earnings	–	763
Deferred tax liabilities	104	928
Total net deferred tax liabilities	$(150)	$391

There are state net operating losses of $49 million that begin to expire in 2013 through 2030.

Valuation allowances have been established on net operating losses and other deferred tax assets in certain U.S. state jurisdictions as a result of the company’s determination that there is less than a 50% likelihood that these assets will be realized.

The company records tax reserves for uncertain tax positions taken, or expected to be taken, on a tax return. For those tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon audit settlement.

Due to the inherent complexities arising from the nature of the company’s businesses, and from conducting business and being taxed in a substantial number of jurisdictions, significant judgments and estimates are required to be made. Agreement of tax liabilities between Hillshire Brands and the many tax jurisdictions in which the company files tax returns may not be finalized for several years. Thus, the company’s final tax-related assets and liabilities may ultimately be different from those currently reported.

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $71 million as of June 30, 2012. This amount differs from the balance of unrecognized tax benefits as of June 30, 2012 primarily due to uncertain tax positions that created deferred tax assets in jurisdictions which have not been realized due to a lack of profitability in the respective jurisdictions. At this time, the company estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $5 to $30 million in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

The company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the years ended June 30, 2012, July 2, 2011 and July 3, 2010, the company recognized a benefit of $3 million, expense of $2 million and a benefit of $21 million, respectively, of interest and penalties in continuing operations tax expense. The tax benefit in 2012 and 2010 was the result of the finalization of tax reviews and audits and changes in estimates of tax contingencies. As of June 30, 2012, July 2, 2011 and July 3, 2010, the company had accrued interest and penalties of approximately $10 million, $21 million and $21 million, respectively.

NOTES TO FINANCIAL STATEMENTS

The company’s tax returns are routinely audited by federal, state and foreign tax authorities and these audits are at various stages of completion at any given time. The Internal Revenue Service (IRS) has completed examinations of the company’s U.S. income tax returns through June 28, 2008. With few exceptions, the company is no longer subject to state and local income tax examinations by tax authorities for years before July 2, 2005.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended June 30, 2012, July 2, 2011 and July 3, 2010.

		June 30,	July 2,	July 3,
In millions	Year ended	2012	2011	2010
Unrecognized tax benefits
Beginning of year balance		$83	$88	$227
Increases based on current period tax positions		5	8	9
Increases based on prior period tax positions		24	–	2
Decreases based on prior period tax positions		(4)	(5)	(17)
Decreases related to settlements with tax authorities		(33)	(4)	(131)
Decreases related to a lapse of applicable statute of limitation		(1)	(4)	(2)
End of year balance		$74	$83	$88

Note 19 – Business Segment Information

The following are the company’s three business segments and the types of products and services from which each reportable segment derives its revenues.

•  Retail sells a variety of packaged meat and frozen bakery products to retail customers in North America. It also includes gourmet sausage and salami products.

•  Foodservice/Other sells a variety of meats and bakery products to foodservice customers in North America such as broad-line foodservice distributors, restaurants, hospitals and other large institutions and includes commodity meat products.

•  Australian Bakery sells a variety of bakery products to retail and foodservice customers in Australia and other parts of the Pacific-rim region.

The company’s management uses operating segment income, on an “as reported” and an “as adjusted” basis, which is defined as operating income before general corporate expenses, mark-to-market derivative gains/(losses) and amortization of trademarks and customer relationship intangibles to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in Note 2 – Summary of Significant Accounting Policies.

In millions	2012	2011	2010
SALES
Retail	$2,884	$2,760	$2,708
Foodservice/Other	1,080	1,136	1,145
Australian Bakery	136	135	135
	4,100	4,031	3,988
Intersegment	(6)	(12)	(16)
Total	$4,094	$4,019	$3,972

In millions	2012	2011 As Restated	2010 As Restated
Income (loss) From
Continuing Operations
Before Income Taxes
Retail	$ 274	$ 303	$ 343
Foodservice/Other	79	85	50
Australian Bakery	(2)	(2)	5
Total operating segment income	351	386	398
General corporate expenses	(272)	(159)	(211)
Mark-to-market derivative gain/(loss)	(1)	2	(4)
Amortization of intangibles	(4)	(4)	(4)
Total operating income	74	225	179
Net interest expense	(72)	(87)	(116)
Debt extinguishment costs	(39)	(55)	–
Income (loss) from continuing operations before income taxes	$ (37)	$ 83	$ 63

The reported operating segment results include the impact of various significant items, the results of businesses disposed of or exited and the impact of the 53rd week. The table below summarizes the increase (decrease) to operating income related to these items:

84/85          The Hillshire Brands Company

In millions	2012	2011	2010
Retail	$ (39)	$(11)	$ 8
Foodservice/Other	–	(17)	(23)
Australian Bakery	(6)	–	–
Subtotal	(45)	(28)	(15)
General corporate expenses	(208)	(60)	(46)
Total	$(253)	$(88)	$(61)

Significant items include but are not limited to: restructuring actions, impairment charges, pension curtailments, litigation accruals, an HBI settlement and debt extinguishment costs.

Net sales for a business segment may include sales between segments. Such sales are at transfer prices that are equivalent to market value. Revenues from Wal-Mart Stores Inc. represent approximately $1.0 billion of the company’s consolidated revenues for continuing operations in 2012, 2011 and 2010. Each of the company’s business segments sells to this customer, except Australian Bakery.

In millions	2012	2011 As Restated	2010 As Restated
Assets
Retail	$1,443	$1,430	$1,292
Foodservice/Other	366	382	450
Australian Bakery	58	66	58
	1,867	1,878	1,800
Net assets held for sale/disposition	5	7,143	6,332
Other[1]	578	461	646
Total assets	$2,450	$9,482	$8,778
Depreciation
Retail	$ 128	$ 98	$97
Foodservice/Other	3	7	15
Australian Bakery	4	5	3
	135	110	115
Discontinued operations	100	181	232
Other[1]	31	11	21
Total depreciation	$266	$302	$ 368
Additions to Long-Lived Assets
Retail	$ 160	$ 232	$ 163
Foodservice/Other	6	3	4
Australian Bakery	4	5	3
	170	240	170
Other[1]	7	2	6
Total additions to long-lived assets	$ 177	$ 242	$ 176
[1]	Principally cash and cash equivalents, certain corporate fixed assets, deferred tax assets and certain other noncurrent assets.

Net sales by product type within each business segment are as follows:

In millions	2012	2011	2010
Sales
Retail
Meat	$2,117	$1,984	$1,958
Meat-centric	647	639	585
Bakery	118	135	164
Commodities/Other	2	2	1
Total retail	2,884	2,760	2,708
Foodservice/Other
Meat	520	501	470
Meat-centric	86	81	77
Bakery	382	446	488
Commodities/Other	92	108	110
Total Foodservice/Other	1,080	1,136	1,145
Australian Bakery
Meat-centric	6	6	9
Bakery	108	107	96
Other	22	22	30
Total Australian Bakery	136	135	135
Total business segment sales	4,100	4,031	3,988
Intersegment elimination	(6)	(12)	(16)
Total net sales	$4,094	$4,019	$3,972

Meat category includes lunchmeat, hot dogs, breakfast sausage, smoked sausage and other meat products. Meat-centric category includes breakfast sandwiches, breakfast convenience, corn dogs and other ready to eat meal items. Bakery category includes cakes, pies, cheesecakes and other bakery products. Commodities/Other category includes commodity turkey and pork.

Hillshire Brands operations are principally in the United States. With respect to operations outside of the United States, no single foreign country or geographic region was significant. Foreign net sales were $154 million, $153 million and $149 million in 2012, 2011, and 2010, respectively, virtually all of which was in Australia. The long-lived assets located outside of the United States are not significant.

NOTES TO FINANCIAL STATEMENTS

Note 20 – Quarterly Financial data (Unaudited)

The company’s quarterly results for 2012 and 2011 are as follows:

In millions As Restated	Quarter	First	Second	Third	Fourth
2012
Continuing operations
Net sales		$1,025	$1,088	$965	$1,016
Gross profit		285	306	266	276
Income (loss)		12	(53)	89	(70)
Income (loss) per common share
Basic		0.10	(0.44)	0.75	(0.58)
Diluted		0.10	(0.44)	0.74	(0.58)
Net income (loss)		(218)	470	(3)	599
Net income (loss) per common share
Basic		(1.86)	3.96	(0.02)	5.02
Diluted		(1.85)	3.96	(0.02)	5.02
Cash dividends declared		–	0.58	0.58	–
Market price[1]
High		30.39	29.69	33.95	34.43
Low		24.54	24.12	28.67	27.56
Close		25.19	29.15	33.17	28.99
2011
Continuing operations
Net sales		$1,002	$1,062	$939	$1,016
Gross profit		293	326	288	290
Income (loss)		1	31	34	(10)
Income (loss) per common share
Basic		0.01	0.24	0.28	(0.09)
Diluted		0.01	0.24	0.28	(0.09)
Net income (loss)		197	838	150	87
Net income (loss) per common share
Basic		1.49	6.54	1.22	0.72
Diluted		1.48	6.51	1.21	0.72
Cash dividends declared		–	0.58	0.58	1.15
Market price[1]
High		23.72	27.30	31.21	30.50
Low		20.37	21.57	25.34	27.53
Close		20.69	26.97	27.57	29.76
[1]

The historical market prices have been adjusted to reflect the impact of the spin-off of the international coffee and tea business and a 1-for-5 reverse stock split on June 28, 2012. A portion of the original market price was allocated to Hillshire Brands (approximately 30%) and a portion to the international coffee and tea business (approximately 70%) based on the same percentages to be used to allocate the cost of a share of common stock for tax basis purposes. After the market price attributable to Hillshire Brands was determined, it was adjusted to reflect the 1-for-5 reverse stock split.

	Fourth Quarter 2011
In millions	As Reported[2]	Adjustments	Discontinued Operations	As Restated
Continuing operations
Net sales	$2,297	$ (6)	$(1,275)	$1,016
Gross profit	694	–	(404)	290
Income (loss)	48	(16)	(42)	(10)
Income (loss) per common share
– Basic	0.41	(0.15)	(0.35)	(0.09)
– Diluted	0.41	(0.15)	(0.35)	(0.09)
Net income (loss)	113	(26)	–	87
Net income (loss) per common share
– Basic	0.95	(0.22)	–	0.72
– Diluted	0.94	(0.22)	–	0.72
[2]	Amounts as reported in the company’s financial statements as included in its Annual Report on Form 10-K for the year ended July 2, 2011.

The quarterly financial data for 2012 and 2011 shown above has been restated to reflect the error corrections related to the discontinued operations in Brazil as well as the other errors in the income statements related to continuing and discontinued operations discussed in Note 1 – Nature of Operations and Basis of Presentation. The fiscal 2012 quarterly financial statements will be restated in the company’s fiscal 2013 filings on Form 10-Q.

The quarterly financial data shown above includes the impact of significant items. Significant items may include, but are not limited to: charges for exit activities; restructuring costs; spin-off costs; impairment charges; pension partial withdrawal liability charges; benefit plan curtailment gains and losses; tax charges on deemed repatriated earnings; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Further details of these items are included in the Financial Review section of the Annual Report.

86/87          The Hillshire Brands Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Hillshire Brands Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of The Hillshire Brands Company and its subsidiaries at June 30, 2012 and July 2, 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to an ineffective control environment maintained by management in its Brazil operations existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 1 to the consolidated financial statements, the Company has restated its 2011 and 2010 consolidated financial statements to correct for errors.

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

PricewaterhouseCoopers LLP

Chicago, Illinois

September 14, 2012

NOTES TO FINANCIAL STATEMENTS

MANAGEMENT’S REPORT

Management’s Report on Internal Control Over

Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15f and 15d-15f under the Securities Exchange Act of 1934, as amended. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management has assessed the effectiveness of its internal control over financial reporting as of June 30, 2012. In making this assessment, the company used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring of controls. The company’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting.

Management determined a control deficiency existed related to an ineffective control environment maintained by management in its Brazil operations, including intentional overrides of internal controls, extensive cross-functional collusion by personnel in Brazil and communication and actions by management in Brazil that, in certain instances, overly emphasized meeting earning targets contributing to the lack of adherence to existing internal control procedures and U.S. GAAP. This control deficiency resulted in the restatement of the company’s consolidated financial statements for fiscal years 2010 and 2011 and of the company’s unaudited interim financial data for the first three quarters of fiscal years 2011 and 2012. The restatement consisted of corrections for accounting irregularities identified in the Brazil operations due to the deficiency, including the overstatement of accounts receivable due to the failure to write-off uncollectible customer discounts, improper recognition of sales revenue prior to shipments to customers, the understatement of accruals for various litigation issues, the failure to write-off obsolete inventory and other inventory valuation issues in Brazil during the periods restated. Additionally, this control deficiency could result in a future misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Accordingly, management determined that this control deficiency constitutes a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented, or detected on a timely basis. Management is not permitted to conclude that the company’s internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting. Because of this material weakness, management has concluded that the company did not maintain effective internal control over financial reporting as of June 30, 2012.

The effectiveness of the company’s internal control over financial reporting as of June 30, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report that appears herein.

Sean M. Connolly

Chief Executive Officer

Maria Henry

Executive Vice President,

Chief Financial Officer

William J. Kelley, Jr.

Senior Vice President,

Controller and

Chief Accounting Officer

88/89          The Hillshire Brands Company

PERFORMANCE GRAPH

Comparison of Five-year Cumulative Total

Stockholder Return

The above graph compares the five-year cumulative total returns of The Hillshire Brands Company, the S&P 500 Index, the S&P Midcap 400 Index and the S&P Packaged Foods & Meats Index. Hillshire Brands uses the S&P Packaged Foods & Meats Index to represent a comparable peer group. As of June 30, 2012, the index was comprised of the following companies: Campbell Soup Company, ConAgra Foods Inc., Dean Foods Company, General Mills, Inc., H.J. Heinz Company, Hershey Foods Corporation, Hormel Foods Corporation, Kellogg Company, Kraft Foods Inc., McCormick & Company Inc., Mead Johnson & Company, Smucker (JM) Company, and Tyson Foods Inc.

The returns for Hillshire Brands were calculated as follows: Hillshire Brands’ percentage of market equity value at the time of Sara Lee’s spin-off of D.E MASTER BLENDERS 1753 N.V. was multiplied by Sara Lee’s trading price at the beginning of the investment period. That same percentage was also used to calculate the dividends received, as well as the share price at which those dividends were reinvested.

During fiscal 2012, Hillshire Brands was moved from the S&P 500 Index to the S&P Midcap 400 Index. As a result, this is the last year in which the S&P 500 line will appear in the graph. Going forward, the S&P Midcap 400 Index, which is shown separately in the graph above, will replace the S&P 500 Index.

NOTES TO FINANCIAL STATEMENTS

BOARD OF DIRECTORS

Christopher B. Begley, 60 * ▲ ¿

Chairman

The Hillshire Brands Company

Retired Executive Chairman

Hospira, Inc.

Director since 2006

Sean M. Connolly, 47 *

Chief Executive Officer

The Hillshire Brands Company

Director since 2012

Todd A. Becker, 46 ▲

President and Chief Executive Officer

Green Plains Renewable Energy, Inc.

Director since 2012

Ellen L. Brothers, 56 ●

Executive Vice President

Mattell, Inc.

Director since 2012

Virgis W. Colbert, 72 ¿ ●

Retired Executive Vice President

Miller Brewing Company

Director since 2006

Laurette T. Koellner, 57 * ▲ ¿

Executive Chairman

International Lease Finance Corporation

Director since 2003

Sir Ian Prosser, 69 * ▲ ¿

Retired Chairman

InterContinental Hotels Group PLC

Director since 2004

Jonathan P. Ward, 58 * ▲ ¿

Operating Partner

Kohlberg & Co.

Director since 2005

SENIOR CORPORATE OFFICERS

Sean M. Connolly, 47

Chief Executive Officer

Maria Henry, 46

Executive Vice President,

Chief Financial Officer

Andrew P. Callahan, 46

Executive Vice President,

President, Retail

Thomas P. Hayes, 47

Executive Vice President,

Chief Supply Chain Officer

Kent B. Magill, 59

Executive Vice President,

General Counsel and

Corporate Secretary

Donald C. Davis, 51

Senior Vice President,

President, Foodservice

Jeff W. George, 47

Senior Vice President,

Research & Development

Sally Grimes, 41

Senior Vice President,

Chief Innovation Officer

Jonathan J. Harris, 44

Senior Vice President,

Chief Communications Officer

William J. Kelley, Jr., 48

Senior Vice President,

Controller and

Chief Accounting Officer

Sean Reid, 45

Senior Vice President,

Chief Customer Officer

As of September 1, 2012

*	Executive Committee
▲	Audit Committee
¿	Corporate Governance,
Nominating and Policy Committee
●	Compensation and Employee Benefits Committee

Red symbol indicates committee chair

90/91          The Hillshire Brands Company